Form 20-F
period 2017-12-31
Medigus Ltd.
filed 2018-03-22
CIK 1618500

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2017: 191,785,784 ordinary shares, par value NIS 0.10 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

Yes ☒               No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See definition of “accelerated filer and large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☐
				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Item 17 ☐               Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐               No ☒

i

INTRODUCTION

Certain Definitions

In this annual report, unless the context otherwise requires:

●	references to “Medigus,” the “Company,” “us,” “we” and “our” refer to Medigus Ltd. (the “Registrant”), an Israeli company, and its consolidated subsidiary.

●	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s Ordinary Shares, NIS 0.10 nominal (par) value per share.

●	references to “ADS” refer to American Depositary Shares.

●	references to “dollars,” “U.S. dollars”, “USD” and “$” refer to United States Dollars.

●	references to “NIS” refer to New Israeli Shekels, the Israeli currency.

●	references to the “Companies Law” refer to Israel’s Companies Law, 5759-1999, as amended.

●	references to the “SEC” refer to the United States Securities and Exchange Commission.

●

references to MUSE™ refer to the trade name of an endoscopy system developed by the Company which is intended as a minimally invasive treatment for Gastroesophageal Reflux Disease, or GERD. It should be noted that this term may refer to both versions of the system, according to the applicable context. MUSE™ II is second version of the MUSE™ system. The system was previously called “SRS”.

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

ii

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

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following consolidated statement of operations data for the years ended December 31, 2017, 2016, and 2015, and the consolidated balance sheet data as of December 31, 2017 and 2016, is derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. These audited financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as set forth by the International Accounting Standard Board. The consolidated statement of operations data for the years ended December 31, 2014 and 2013 and the consolidated balance sheet data as of December 31, 2015, 2014, and 2013 is derived from other consolidated financial statements not included in this Form 20-F. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report on Form 20-F.

Until December 31, 2015, our consolidated financial statements were recorded in NIS, which was the Company’s functional and presentation currency as of such date. Effective January 1, 2016, the Company changed its functional currency to U.S. Dollar. The December 31, 2015, 2014, and 2013, financial data presented in this annual report on Form 20-F was translated from NIS to USD as follows: (1) all assets and liabilities of the Company were translated using the dollar exchange rate as of December 31 of each year, as applicable; (2) equity items were translated using historical exchange rates at the relevant transaction dates; (3) the statement of comprehensive loss items has been translated at the average exchange rates for the respective year; and (4) the resulting translation differences have been reported as “currency translation differences” within other comprehensive loss.

Consolidated Statements of Operations Data

	Year ended December 31,
	2017	2016	2015	2014	2013
	U.S. Dollars, in thousands, except per share and weighted average shares data
Revenues	467	549	624	744	691
Cost of revenues:
Products and services	219	176	277	351	311
Inventory impairment	297	-	-	-	-
Gross Profit (Loss)	(49)	373	347	393	380
Research and development expenses, net	2,208	3,655	4,384	4,025	2,275
Sales and marketing expenses	846	2,125	2,680	2,341	900
General and administrative expenses	3,005	3,684	2,842	2,280	1,908
Other income, net	-	-	3	269	181
Operating loss	(6,108)	(9,091)	(9,556)	(7,984)	(4,522)
Profit from changes in fair value of warrants issued to investors	3,502	25	106	980	3,228
Finance income (expenses), net	54	87	(14)	650	(111)
Loss before taxes on income	(2,552)	(8,979)	(9,464)	(6,354)	(1,405)
Taxes benefit (Taxes on income)	7	(28)	(68)	(4)	(23)
Loss for the year	(2,545)	(9,007)	(9,532)	(6,358)	(1,428)
Other comprehensive income (loss) for the year, net of tax	-	-	(211)	(1,573)	408
Total comprehensive loss for the year	(2,545)	(9,007)	(9,743)	(7,931)	(1,020)

	USD
Basic loss per ordinary share(1)	(0.02)	(0.26)	(0.34)	(0.33)	(0.11)
Diluted loss per ordinary share(1)	(0.02)	(0.26)	(0.34)	(0.33)	(0.11)

Weighted average number of ordinary shares outstanding used to compute (in thousands)(1):
Basic loss per share	125,685	34,397	28,415	19,500	13,020
Diluted loss per share	129,690	34,397	28,415	19,500	13,020

(1)	Adjusted to reflect 10:1 reverse share split such that every 10 ordinary shares were converted into one ordinary share effected on November 6, 2015, and a change in the ratio of ordinary shares per ADS from five ordinary shares per ADS to 50 ordinary shares per ADS effected on March 15, 2017. The change in the ordinary shares ratio for the ADSs had the same effect as a 1-for-10 reverse stock split of the ADSs. For more information see “Item 4. Information on the Company A. History and Development of the Company.”

	As of December 31,
	2017	2016	2015	2014	2013
	U.S. Dollars (in thousands)

Balance Sheet Data:
Cash and cash equivalents	2,828	3,001	10,312	10,817	6,893
Short-term deposits	3,498	-	-	-	2,326
Financial assets at fair value through profit or loss	-	-	-	2,105	2,293
Total assets	7,210	4,724	12,141	14,291	13,022
Total non-current liabilities	742	463	107	208	884
Accumulated deficit	(55,881)	(53,336)	(44,329)	(34,797)	(28,412)
Total shareholders’ equity	5,511	2,927	10,181	13,050	11,163

The following table sets forth information regarding the exchange rates of U.S. dollars per NIS for the periods indicated. Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented.

NIS per U.S. dollars

Year	High	Low	Average	Period End
2017	3.860	3.467	3.599	3.467
2016	3.983	3.746	3.832	3.845
2015	4.053	3.761	3.884	3.902
2014	3.994	3.402	3.577	3.889
2013	3.728	3.471	3.601	3.471

The following table sets forth the high and low daily representative rates for the NIS as reported by the Bank of Israel for each of the prior six months.

NIS per U.S. dollars

Month	High	Low	Average	Period End
March 2018 (1)	3.469	3.431	3.450	3.434
February 2018	3.535	3.427	3.494	3.485
January 2018	3.460	3.388	3.423	3.405
December 2017	3.550	3.467	3.503	3.467
November 2017	3.544	3.499	3.517	3.499
October 2017	3.542	3.491	3.512	3.521
September 2017	3.584	3.504	3.537	3.529

(1)	Through March 15, 2018.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our audited consolidated financial statements for the year ended December 31, 2017, were prepared under the assumption that we would continue our operations as a going concern. Our independent registered public accounting firm has included a “going concern” explanatory paragraph in its report on our consolidated financial statements for the year ended December 31, 2017, indicating that we have suffered recurring losses from operations and have a net capital deficiency that raises substantial doubt about our ability to continue as a going concern. Uncertainty concerning our ability to continue as a going concern may hinder our ability to obtain future financing. Continued operations and our ability to continue as a going concern are dependent on our ability to obtain additional funding in the near future and thereafter, and there are no assurances that such funding will be available to us at all or will be available in sufficient amounts or on reasonable terms. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. Without additional funds from private or public offerings of debt or equity securities, sales of assets, sales or out-licenses of intellectual property or technologies, or other transactions, we will exhaust our resources and will be unable to continue operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

We will need additional funding. If we are unable to raise capital, we will be forced to reduce or eliminate our operations.

As of December 31, 2017, and March 15, 2018, we had a total cash and deposits balance of approximately $6.3 million and $5.2 million, respectively. Based on our projected cash flows and our cash balances as of the date of this annual report on Form 20-F, our management is of the opinion that without further fund raising we will not have sufficient resources to enable us to continue advancing our activities and as a result, there is substantial doubt about our ability to continue as a going concern. At our current burn rate, and without taking into account additional fund raising, our current cash balance will be sufficient until approximately December 2018, taking into account shut down costs. If we are unable to obtain additional sufficient financing, we will be forced to reduce the scope of, or eliminate our operations. We will also have to reduce marketing, customer service or other resources devoted to our products. Any of these factors will materially harm our business and results of operations.

Our management’s plans include the continued commercialization of our products, taking cost reduction steps and securing sufficient financing through the sale of additional equity securities, debt or capital inflows from strategic partnerships. There are no assurances however, that we will be successful in obtaining the level of financing needed for our operations.

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

Since the third quarter of 2016 we have been implementing a cost reduction program which may be unsuccessful in its execution, and, even if successful, may lead to undesirable outcomes.

Since the third quarter of 2016 we have been implementing a cost reduction program that has affected the structure and operation of our business. Such plan reflects assumptions and analyses based on our experience and perception of historical trends, current market conditions and expected future developments as well as other factors that we consider appropriate under the circumstances. Whether our cost reduction program will prove successful depends on a number of factors, including but not limited to (i) our ability to substantially raise additional funding and to obtain adequate liquidity; (ii) our ability to maintain suppliers’, hospitals’, medical facilities’ and practitioners’ confidence; (iii) our ability to efficiently reduce our operational expenditures, while retaining key employees; and (iv) the overall success of our business. In addition, as long as these cost reduction measurements last, and for a substantial time afterwards, our employees may face considerable distraction and uncertainty and we may experience increased levels of employee attrition. A loss of key personnel could have a material adverse effect on our ability to meet operational and financial expectations. The pursuit of additional funding and the application of the cost reduction program has occupied and will continue to occupy a substantial portion of the time and attention of our management and will impact how our business is conducted.

We have a history of operating losses and expect to incur additional losses in the future.

We have sustained losses in recent years, which as of December 31, 2017, accumulated to $55.9 million, including an operating net loss of $6.1 million and $9.1 million for the year ended December 31, 2017 and 2016, respectively. We anticipate that we are likely to continue to incur significant net losses for at least the next several years as we continue the development of the MUSE™ system and potentially other products, expand our sales and marketing capabilities in the endoscopy-based products market, continue our commercialization of our MUSE™ system, expand our adoption and clinical implementation, and continue to develop the corporate infrastructure required to sell and market our products. Our losses have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital. Any failure to achieve and maintain profitability would continue to have an adverse effect on our shareholders’ equity and working capital and could result in a decline in our share price or cause us to cease operations.

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

In January 2018, the American Medical Association’s, or the AMA’s Current Procedural Terminology, or CPT, published an updated payment for the Category I CPT Code for transoral esophagogastric fundoplasty procedures, which describes procedures conducted with the MUSE™ system. In the U.S., the CPT Editorial Panel assigns specific billing codes for physician services and outpatient hospital procedures, which are used by providers, who are our customers, to bill for procedures. Once a CPT code is established, the Centers for Medicare and Medicaid Services, or CMS, in turn establishes payment levels and coverage rules under Medicare, and private payors establish rates and coverage rules. Notwithstanding the issuance of a CPT to report the MUSE procedure and the establishment of payment rates for the code, we cannot guarantee that the MUSE™ system is or will be covered and, if covered, that reimbursement will be sufficient, and furthermore, we cannot guarantee that the MUSE™ system or any future product will be approved for coverage or reimbursement by Medicare, Medicaid or any third-party payor. Reimbursement decisions in the European Union and in other jurisdictions outside of the United States vary by country and region and there can be no assurance that we will be successful in obtaining adequate reimbursement.

We depend on the success of a limited portfolio of products for our revenue, which could impair our ability to achieve profitability.

Though we have plans for the development of additional natural orifice surgical products based on our technology, including miniature cameras, flexible stapling and ultrasound, and although we currently derive most of our revenue from the sale of miniature cameras and related imaging equipment, we plan to derive most of our future revenue from product sales of our imaging equipment and our flagship MUSE™ system and its future applications, as well as recurring sales of associated products required to use the MUSE™ system. Our future growth and success is dependent on the successful commercialization of the MUSE™ system. If we are unable to achieve increased commercial acceptance of the MUSE™ system, obtain regulatory clearances or approvals for future products, or experience a decrease in the utilization of our product line or procedure volume, our revenue would be adversely affected.

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

Users of our products may encounter failures in mechanical components, which could result in difficulties in operation or opening or releasing the products, leading to the need for surgical procedures to correct the mechanical failure, in which case, a patients’ medical condition may worsen.

Additionally, in the event that users of our products do not follow the instructions for use or the available product training instructions (which appear on the screen during the performance of the procedure) the foregoing may cause injury and in certain cases, could even cause death. A result of this kind could reduce the rate of progress of, or even prevent, the marketing for the MUSE™ product and our other products.

Furthermore, users of our products may encounter failure in electronic components of our products used in the system software, which could lead to incorrect interpretation by the users or to failure in the operation of the endoscope and to injury to the patient’s critical internal organs.

We have only limited clinical data to support the value of the MUSE™ system, as well as our other products, which may make patients, physicians and hospitals reluctant to accept or purchase our products.

Physicians, hospitals and patients will only accept or purchase our products if they believe them to be safe and effective, with advantages over competing products or procedures. To date, we have collected only limited clinical data with which to assess our products’ (mainly the MUSE™ system) clinical and economic value. The collection of clinical and economic data and the process of generating peer review publications in support of our products and procedures is an ongoing focus for us.

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

Current Hospital economic conditions could delay or prevent our customers from obtaining budgetary approval to purchase a MUSE™ system or other products, which would adversely affect our business, financial condition and results of operations.

As a result of hospital economic concerns relating to business or financial situations or related to ongoing healthcare reimbursement changes, customers and distributors may be delayed in obtaining, or may not be able to obtain, budgetary approval or financing for their purchases or leases of medical equipment including our products. These delays may in some instances lead to our customers or distributors postponing the shipment and use of previously ordered systems and products, cancelling their orders, or cancelling their agreements with us. An increase in delays and order cancellations of this nature could adversely affect our products sales and revenues and, therefore, harm our business and results of operations.

In addition, worldwide economic conditions or market instability may make it increasingly difficult for us, our customers, our distributors and our suppliers to accurately forecast future product demand trends, which could cause us to order or produce excess products that can increase our inventory carrying costs and result in obsolete inventory. Alternatively, this forecasting difficulty could cause a shortage of products, or materials used in our products, that could result in an inability to satisfy demand for our products and a material loss of potential revenue.

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

Ongoing modifications to our products may require new regulatory approvals, as with prior 510k clearances, or require us to recall or cease marketing the modified products until these clearances or approvals are obtained. Any modification to one of our cleared products that would constitute a major change in its intended use, or any change that could significantly affect the safety or effectiveness of the product would require us to obtain a new 510(k) marketing clearance and may even, in some circumstances, require the submission of a premarket approval, or PMA, track application if the change raises complex or novel scientific issues or the product has a new intended use. The FDA requires every manufacturer to make the determination regarding the need for a new 510(k) submission in the first instance, but the FDA may review any manufacturer’s decision. We may make modifications in the future to the MUSE™ system without seeking additional clearances or approvals if we believe such clearances or approvals are not necessary. However, it is possible that the FDA could change existing policy and practices regarding the assessment of whether a new 510(k) clearance is required for changes or modifications to existing devices. Under these changed circumstances, the FDA may disagree with our past or future decisions not to seek a new 510(k) for changes or modifications to existing devices and require new clearances or approvals. In that case, we may be required to recall and stop marketing our products as modified, which could require us to redesign our products, conduct clinical trials to support any modifications, and pay significant regulatory fines or penalties. In addition, the FDA may not approve or clear our products for the indications that are necessary or desirable for successful commercialization or could require additional clinical trials to support any modifications.

Significant changes that could be reasonably expected to affect the safety or effectiveness of one of our devices may require us to obtain a license amendment or possibly a new license from Health Canada, Turkey, or Israel. In addition, we have started the process for receiving a regulatory clearance in China by the China Food and Drug Administration, or CFDA, which could be significantly affected by such changes. Substantial changes to the quality system or changes to the CE marked device which could affect compliance with the essential requirements of the device or its intended use must be reported to the Notified Body (an independent and neutral institution appointed to conduct conformity assessment). This may result in a decision that an existing certificate is in valid, an addendum to the certificate is needed or a new certificate must be obtained. Any failure to maintain our existing clearances or approvals, or delay or failure in obtaining required clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth. Any of these actions would harm our operating results. Further, we may also be required to seek regulatory clearance in additional countries as we expand our marketing efforts.

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

Healthcare reforms, changes in healthcare policies and changes to third-party coverage and reimbursements, including legislation enacted reforming the U.S. healthcare system, and any future changes to such legislation, may affect demand for our products and may have a material adverse effect on our financial condition and results of operations. There can be no assurance that current levels of reimbursement will not be decreased in the future, or that future legislation, regulation, or reimbursement policies of third-parties will not adversely affect the demand for our products or our ability to sell products on a profitable basis. The adoption of significant changes to the healthcare system in the United States, Europe or other jurisdictions in which we may market our products, could limit the prices we are able to charge for our products or the amounts of reimbursement available for our products, could limit the acceptance and availability of our products, reduce medical procedure volumes and increase operational and other costs. For example, U.S. President Donald Trump has recently publicly indicated an intent to lower healthcare costs through various potential initiatives. In addition, President Trump and other U.S. lawmakers have made statements about potentially repealing or replacing the Affordable Care Act, although specific legislation for such a repeal or replacement is still in its early stages. While we are unable to predict what changes may ultimately be enacted, to the extent that future changes affect how our products are paid for and reimbursed by government and private payers our business could be adversely impacted.

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

If we or our manufacturers or other third-party contractors fail to comply with applicable federal, state or foreign laws or regulations, including with respect to healthcare and data privacy, we could be subject to regulatory actions, which could affect our ability to develop, market and sell our current products or any future products which we may develop in the future and could harm our reputation and lead to reduced demand for or non-acceptance of our proposed products by the market.

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

Our board of directors adopted a Code of Ethics in March 2016. However, it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

In addition, during the course of our operations, our directors, executives and employees may have access to material, nonpublic information regarding our business, our results of operations or potential transactions we are considering. If a director, executive or employee was to be investigated, or an action was to be brought against a director, executive or employee for insider trading, it could have a negative impact on our reputation and the market price of our securities. Such a claim, with or without merit, could also result in substantial expenditures of time and money, and divert attention of our management team from other tasks important to the success of our business.

If we fail to withhold our position against the Israeli tax authorities in connection with tax withholding, we may be required to pay additional taxes.

Following a tax deduction assessment conducted by the Israeli Tax Authorities, or the ITA, in October 2016, as of March 15, 2018, we are deemed to be in debt of approximately $0.8 million of additional withholding taxes, including penalties and interest. It is our management’s opinion, based on the assessment of our legal counsel, that the chances of the claims of the ITA being dismissed are more likely than not. Therefore, no allowance regarding this assessment was recorded in our financial statements. However, if our position is not accepted in the event this case is litigated, our business can be materially adversely affected.

Disruptions to our information technology systems due to cyber-attacks or our failure to upgrade and adjust our information technology systems, may materially impair our operations, hinder our growth and materially and adversely affect our business and results of operations.

We believe that an appropriate information technology, or IT, infrastructure is important in order to support our daily operations and the growth of our business. If we experience difficulties in implementing new or upgraded information systems or experience significant system failures, or if we are unable to successfully modify our management information systems or respond to changes in our business needs, we may not be able to effectively manage our business, and we may fail to meet our reporting obligations. Additionally, if our current back-up storage arrangements and our disaster recovery plan are not operated as planned, we may not be able to effectively recover our information system in the event of a crisis, which may materially and adversely affect our business and results of operations.

In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. High-profile security breaches at other companies and in government agencies have increased in recent years, and security industry experts and government officials have warned about the risks of hackers and cyber-attacks targeting businesses such as ours. Computer hackers and others routinely attempt to breach the security of technology products, services and systems, and to fraudulently induce employees, customers, or others to disclose information or unwittingly provide access to systems or data. We can provide no assurance that our current IT system or any updates or upgrades thereto and the current or future IT systems of our distributors use or may use in the future, are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. Legislative or regulatory action in these areas is also evolving, and we may be unable to adapt our IT systems or to manage the IT systems of third parties to accommodate these changes. We have experienced and expect to continue to experience actual or attempted cyber-attacks of our IT networks. Although none of these actual or attempted cyber-attacks has had a material adverse impact on our operations or financial condition, we cannot guarantee that any such incidents will not have such an impact in the future.

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

Some of our operations in Israel may entitle us to certain tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investments Law, once we begin to produce revenues. From time to time, the government of Israel has considered reducing or eliminating the tax benefits available to Benefitted Enterprise programs such as ours. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which was set at 24% for 2017 (to be reduced to 23% in 2018 and thereafter). In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current “Benefitted Enterprise” is entitled to may not be continued in the future at their current levels, or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we would have to pay if we produce revenues would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by way of acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefits programs. See “Item 10. Additional Information - E. Taxation.”

In the past, we received Israeli government grants for certain of our research and development activities. The terms of those grants may require us, in addition to payment of royalties, to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel, including increase of the amount of our liabilities in connection with such grants. If we fail to comply with the requirements of the Innovation Law (as defined below), we may be required to pay penalties in addition to repayment of the grants, and may impair our ability to sell our technology outside of Israel.

Some of our research and development efforts were financed in part through royalty-bearing grants, in an amount of $0.2 million that we received from the Israeli Innovation Authority of the Israeli Ministry of Economy and Industry, or IIA. When know-how is developed using IIA grants, the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), or the Innovation Law and the regulations thereunder, restricts our ability to manufacture products and transfer technology and know-how, developed as a result of IIA funding, outside of Israel.

Under the Innovation Law and the regulations thereunder, a recipient of IIA grants is required to return the grants by the payment of royalties of 3% to 6% on the revenues generated from the sale of products (and related services) developed (in whole or in part) under IIA program up to the total amount of the grants received from IIA, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits, as published on the first business day of each calendar year.

Transfer of IIA funded know-how and related intellectual property rights outside of Israel, including by way of license for research and development purpose requires pre-approval by IIA and imposes certain conditions, including, requirement of payment of a redemption fee calculated according to the formula provided in the Innovation Law which takes into account, among others, the consideration for such know-how paid to us in the transaction in which the technology is transferred, research and development expenses, the amount of IIA support, the time of completion of IIA supported research project and other factors, while the redemption fee will not exceed 600% of the grants amount plus interest. No assurance can be given that approval to any such transfer, if requested, will be granted and what will be the amount of the redemption fee payable.

Transfer of IIA funded know-how and related intellectual property rights to an Israeli company requires a pre-approval by IIA and may be granted if the recipient undertakes to fulfil all the liabilities to IIA and undertakes to abide by the provisions of Innovation Law, including the restrictions on the transfer of know-how and the manufacturing rights outside of Israel and the obligation to pay royalties (note that there will be an obligation to pay royalties to IIA from the income received by us in connection with such transfer transaction as part of the royalty payment obligation). No assurance can be given that approval to any such transfer, if requested, will be granted.

In addition, the products may be manufactured outside Israel by us or by another entity only if prior approval is received from IIA (such approval is not required for the transfer outside of Israel of less than 10% of the manufacturing capacity in the aggregate, and in such event only a notice to IIA is required). As a condition for obtaining approval to manufacture outside Israel, we would be required to pay increased royalties, which usually amount to 1% in addition to the standard royalties rate, and also the total amount of our liability to IIA will be increased to between 120% and 300% of the grants we received from IIA, depending on the manufacturing volume that is performed outside Israel (less royalties already paid to IIA). This restriction may impair our ability to outsource manufacturing rights abroad, however, does not restrict export of our products that incorporate IIA funded know-how.

A company also has the option of declaring in its IIA grant application its intention to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approval. Such declaration may affect the increased royalties cap.

The restrictions under the Innovation Law (such as with respect to transfer of manufacturing rights abroad or the transfer of IIA funded know-how and related intellectual property rights abroad) will continue to apply even our liabilities to IIA in full and will cease to exist only upon payment of the redemption fee described above.

Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of technology developed with IIA funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to IIA. Any approval, if given, will generally be subject to additional financial obligations. Failure to comply with the requirements under the Innovation Law may subject us to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings.

In May 2017 IIA issued new rules for licensing know how developed with IIA funding outside of Israel, or the Licensing Rules, allowing us to enter into licensing arrangements or grant other rights in know-how developed under IIA programs outside of Israel, subject to the prior consent of IIA and payment of license fees to IIA, calculated in accordance with the Licensing Rules. The payment of the license fees will not discharge us from the obligations to pay royalties or other payments to IIA.

We were members of an IIA-related consortium, in which certain of our technologies were developed. We are required to provide licenses to the other members of the consortium to use such technologies for no consideration, which could reduce our profitability.

Certain of our miniaturized imaging equipment may be based on technological models developed as part of the Bio Medical Photonic Consortium in the framework of Magnet program of the IIA. The property rights in and to “new information” (as such term is defined therein) which has been developed by a member of the Consortium, in the framework of a research and development program conducted as part of the Consortium, belongs solely to the Consortium member that developed it. The developing member is obligated to provide the other members in the Consortium a non-sublicensable license to use of the “new information” developed by such member, without consideration, provided that the other members do not transfer such “new information” to any entity which is not a member of the Consortium, without the consent of such member. No royalties from this funding are payable to the Israeli government, however, the provisions of the Innovation Law and related regulations regarding, inter alia, the restrictions on the transfer of know-how outside of Israel do apply, mutatis mutandis.

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

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his inventions. Recent case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration (but rather uses the criteria specified in the Patent Law). Although we generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

Risks Related to an Investment in the Securities

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2017 or in any subsequent year. This may result in adverse U.S. federal income tax consequences for U.S. taxpayers that are holders of our securities.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We do not believe we were a PFIC for 2017 or 2016 but there can be no assurance that we were not a PFIC in those years and will not be a PFIC in subsequent years, as our operating results for any such years may cause us to be a PFIC. If we are a PFIC in 2017, or any subsequent year, and a U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of our securities will be subject to special rules. Under these rules: (1) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the securities; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold or have held our securities during a period when we were or are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election. A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. If applicable, upon request, we will annually furnish U.S. shareholders with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. shareholder) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC.

The market prices of our securities are subject to fluctuation, which could result in substantial losses by our investors.

The stock market in general and the market prices of our ordinary shares on Tel Aviv Stock Exchange Ltd., or the TASE, and the ADSs on the NASDAQ, in particular, are or will be subject to fluctuation, and changes in these prices may be unrelated to our operating performance. We anticipate that the market prices of our securities will continue to be subject to wide fluctuations. The market price of our securities are, and will be, subject to a number of factors, including:

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

We do not know whether a market for the ADSs and ordinary shares will be sustained or what the trading price of the ADSs and ordinary shares will be and as a result it may be difficult for you to sell your ADSs or ordinary shares.

Although our ADSs trade on NASDAQ and our ordinary shares trade on TASE, an active trading market for the ADSs or ordinary shares may not be sustained. It may be difficult for you to sell your ADSs or ordinary shares without depressing the market price for the ADSs or ordinary shares. As a result of these and other factors, you may not be able to sell your ADSs or ordinary shares. Further, an inactive market may also impair our ability to raise capital by selling ADSs and ordinary Shares and may impair our ability to enter into strategic partnerships or acquire companies or products by using our ordinary shares as consideration.

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

Our ordinary shares have been traded on the TASE since February 2006 and our ADSs have been traded on the NASDAQ since August 5, 2015. Trading in our securities on these markets takes place in different currencies (U.S. dollars on the NASDAQ and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of these securities on these two markets may differ due to these and other factors. Any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

We incur additional increased costs as a result of the listing of the ADSs for trading on the NASDAQ, and our management is required to devote substantial time to new compliance initiatives and reporting requirements.

As a public company in the United States, we incur significant accounting, legal and other expenses as a result of the listing of the ADSs on the NASDAQ. These include costs associated with corporate governance requirements of the SEC and the Marketplace Rules of the NASDAQ, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These rules and regulations increase our legal and financial compliance costs, introduce costs such as investor relations, stock exchange listing fees and shareholder reporting, and make some activities more time consuming and costly. Any future changes in the laws and regulations affecting public companies in the United States and Israel, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and the rules of the NASDAQ Stock Market, as well as compliance with the applicable full Israeli reporting requirements which currently apply to us as a company listed on the TASE (for so long as they apply to us, pending shareholder approval by special majority of a change to our TASE reporting requirements to allow us to report to the TASE in the same manner in which we report to the SEC), may result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

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

We are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2018.

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

Section 404 of the Sarbanes-Oxley Act requires a company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its subsidiaries’ internal control over financial reporting. As such, we are required to document and test our internal control procedures and our management is required to assess and issue a report concerning our internal control over financial reporting. In addition, when applicable to comply with this statute, our independent registered public accounting firm may be required to issue an opinion on the effectiveness of our internal control over financial reporting at a later date.

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

We may not satisfy NASDAQ’s requirements for continued listing. If we cannot satisfy these requirements, NASDAQ could delist our securities.

Our ADSs are listed on the NASDAQ under the symbol “MDGS”. To continue to be listed on NASDAQ, we are required to satisfy a number of conditions, including a minimum bid price of at least $1.00 per share, a market value of our publicly held shares of at least $1 million and shareholders’ equity of at least $2.5 million.

If we are delisted from NASDAQ, trading in our securities may be conducted, if available, on the OTC Markets or, if available, via another market. In the event of such delisting, our shareholders would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of our securities, and our ability to raise future capital through the sale of our securities could be severely limited. In addition, if our securities were delisted from NASDAQ, our ADSs could be considered a “penny stock” under the U.S. federal securities laws. Additional regulatory requirements apply to trading by broker-dealers of penny stocks that could result in the loss of an effective trading market for our securities. Moreover, if our securities were delisted from NASDAQ, we will no longer be exempt from certain provision of the Israeli Securities Law, and therefore will have increased disclosure requirements.

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

We are a public limited liability company and operate under the provisions of the Companies Law. Our registered office and principal place of business are located at Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel and our telephone number in Israel is + 972 (72) 260 2200. Our website address is http://www.medigus.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report on Form 20-F.

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

Based on the projected cash flows, cash and cash equivalents and short-term deposit balances as of December 31, 2017, which totaled to USD 2.8 million and USD 3.5 million, respectively, our management is of the opinion that without further fund raising it will not have sufficient resources to enable it to continue its operating activities including the development, manufacturing and marketing of its products for a period of at least 12 months from the date of approval of the financial statements. As a result, there is substantial doubt about our ability to continue as a going concern. For more information see “Item 5. Operating and Financial Review and Prospects―Operating Capital and Capital Expenditure Requirements and Note 1b to our financial statements.

To date, substantially all of our revenues have derived from our miniaturized imaging equipment for use within the medical and industrial fields. However, we are currently focused on the marketing and continued development of our MUSE™ product as described below.

We engage in the development, production and marketing of innovative medical devices, including flexible surgical staplers with direct vision systems for minimally invasive medical procedures. Our expertise is in the development, production and marketing of innovative endoscopic surgical devices for the treatment of Gastroesophageal Reflux Disease, or GERD, a common ailment which is predominantly treated by medical therapy (e.g., proton pump inhibitors) or in more chronic cases, conventional open or laparoscopic surgery. Our FDA-cleared and CE-marked product, known as the MUSE™ System, enables a trans-orifice procedure, or scar less procedure through a natural opening in the body, that requires no incision for the treatment of GERD by reconstruction of the esophageal valve where the stomach and the esophagus meet. We believe this procedure offers a safe, effective and economical alternative to the current surgical methods of GERD treatment. In addition, this trans-orifice approach has the ability to provide results which are equivalent to those of standard surgical procedures while reducing pain and trauma, minimizing hospital stays, and delivering economic value to hospitals and payors.

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

Principal Capital Expenditures

We had capital expenditures of approximately $9,000, $38,000 and $96,000 in the year ended on December 31, 2017, 2016 and 2015, respectively. Our capital expenditures consisted mainly of purchase of machinery, equipment and computers. We have financed our capital expenditures from our available cash and short-term investments. We expect to maintain our capital expenditures in 2018 with a consistent volume of products and to meet our pre-approved budget.

There are no significant capital expenditures or divestitures currently in progress by the Company.

B.	Business Overview

Overview

We are a medical device company dedicated to the development, manufacturing and marketing of surgical endostaplers and direct vision systems for minimally invasive medical procedures or other commercial use. Our expertise is in the development, production and marketing of innovative surgical devices with direct visualization capabilities for the treatment of Gastroesophageal Reflux Disease, or GERD, a common ailment, which is predominantly treated by medical therapy (e.g. proton pump inhibitors) or in chronic cases, conventional open or laparoscopic surgery. Our FDA-cleared and CE-marked endosurgical system, known as the Medigus Ultrasonic Surgical Endostapler, or MUSE™ (Medigus Ultrasonic Surgical Endostapler) system, enables minimally-invasive and incisionless procedures for the treatment of GERD by reconstruction of the esophageal valve via the mouth and esophagus, eliminating the need for surgery in eligible patients. We believe that this procedure offers a safe, effective and economical alternative to the current modes of GERD treatment for certain GERD patients, and has the ability to provide results which are equivalent to those of standard surgical procedures while reducing pain and trauma, minimizing hospital stays, and delivering economic value to hospitals and payors.

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

Prevalence of GERD

GERD, is a worldwide disorder, with evidence suggesting an increase in GERD disease prevalence since 1995. The sample size weighted mean for the GERD population in the United States and Europe is 19.8% and 15.2% respectively. In the United States alone, over 49 million adults are affected by GERD, with over 29 million adults suffering daily from GERD symptoms. Proton pump inhibitors, or PPIs, are a class of effective and generally safe medication to treat GERD, but not everyone who experiences heartburn needs a PPI. Several PPIs have been widely advertised to consumers and heavily promoted by physicians. This has led to an overuse of the drug. PPIs are the third highest selling class of drugs in the U.S. and Nexium has the second highest retail sales among all drugs at $4.8 billion in 2008. This figure does not include sales of other brands of PPIs.

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

Barrett’s Esophagus is a complication of GERD and predisposes patients to esophageal adenocarcinoma, a tumor that has increased in incidence more than seven-fold over the past several decades. Studies have shown that people exhibiting Barrett’s Esophagus have a higher risk of developing cancer of the esophagus. Studies have also shown, that compared to patients not exhibiting GERD symptoms, patients exhibiting weekly symptoms of GERD have a five times higher probability for developing esophageal cancer while patients exhibiting daily symptoms of GERD have a seven times higher probability for developing esophageal cancer. The most common risk factors for cancer in Barrett’s Esophagus patients include chronic GERD, hiatal hernia, advanced age, male sex, white race, cigarette smoking and obesity.

Treatment of GERD

Treatment of GERD involves a stepwise approach. The goals are to control symptoms, to heal esophagitis and to prevent recurrent esophagitis. The treatment is based on lifestyle modification and control of gastric acid through medical treatment (antacids, PPI’s, H2 blockers or other reflux inhibitors) or antireflux surgery. Mild GERD may be defined as intermittent reflux symptoms that can be managed with lifestyle changes or over-the-counter medications. Moderate to severe GERD represents more chronic symptoms that may require stronger drugs, long term medication or surgical intervention.

Drug Treatment - Proton pump inhibitors (PPI)

For moderate to severe GERD, physicians usually prescribe PPIs. This class of drugs reduces acid production by the stomach, and thereby relieves the patients of their symptoms. Drugs of this class are among the most commonly prescribed medications in the world. There are several brands on the market, best known are Prilosec (omeprazole), Prevacid (lansoprazole) and Nexium (esomeprazole). Certain PPI drugs are available over the counter in the United States and in other countries, but the over the counter dosage may be inadequate to control GERD symptoms, except in mild cases.

While PPI drugs effectively reduce the severity and frequency of GERD symptoms, they have a number of drawbacks:

a) In approximately 30% of patients, symptom control is incomplete;

b) The drugs do not treat the disease, they only control its manifestations and therefore they must be taken for life at a dosage which requires prescription. Accumulated costs may be substantial; and

c) Long term use is associated with a number of serious adverse effects. In particular, they increase the risk of osteoporosis and fractures of the hip, wrist and spine. The FDA has issued a warning on this effect as well as warnings against other untoward effects on absorption of other essential minerals, which may lead to chronic kidney disease, irregular heartbeat, diarrhea and increased flatulence.

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

The operation does not completely eliminate the use of PPIs, and up to approximately 60% of the patients who undergo this surgery still use some in long term follow up. Nevertheless, the dose is usually lower – in the over the counter range – and the response rate is excellent. Since the majority of patients referred to surgeons are incomplete responders, or require a high dose of PPI, the patients are generally satisfied with the operation, and the overall costs of treatment are lower in the long run.

In spite of clinical outcome of surgery, relatively few patients undergo surgery. We estimate that large numbers of patients who are candidates for operative treatment are either not referred by their treating physician or decline it. We believe that many patients decline to undergo operations to avoid even minute scars or violation of the abdominal cavity.

Given the current environment in which the vast majority of GERD sufferers in North America and Europe must choose between long-term pharmaceutical therapy and surgery, leading to what is known in our industry as the “treatment gap”, we believe there is a demand for a minimally-invasive, incision-less procedure which treats the root cause of the disease. We believe that the MUSETM system is positioned to fill this need.

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

First line therapy for GERD includes a combination of lifestyle modifications and medical therapy or PPIs. Unfortunately, 25% to 42% of patients with GERD do not respond to an initial 4-8-week treatment of PPI. In those who do respond to therapy, the effectiveness of PPI treatment decreases over time. Anti-reflux surgery controls acid reflux and treats an incompetent lower esophageal sphincter, while also improving patient quality of life in the long term. Thus, PPI therapy and lifestyle modifications are frequently eliminated.

Despite the effectiveness of surgery, it is invasive, requires hospitalization, and carries the risk of short and long-term complications, including dysphagia, diarrhea, and gas bloat syndrome. Thus, endoscopic therapies that mimic the mechanism through which surgery works and can reduce surgical morbidity have gained popularity for the treatment of GERD.

The market for medical devices, including the market for endoscopic therapies, is very broad, with an increasing demand for new less invasive alternatives to the existing surgical procedures for the treatment of various diseases. This increasing need for minimally-invasive and incision-less treatments, such as endoscopy-based procedures, are also augmented by the increase in the average age of global population. In 2000, the worldwide population of persons aged more than 65 years was an estimated 420 million. During 2000-2030, the worldwide population aged more than 65 years is projected to increase by approximately 550 million to 973 million. This increase in age will potentially lead to increased healthcare costs and may have dramatic consequences for public health and the healthcare financing and delivery systems.

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

Our Solution

The MUSE™ system

Our primary product, the MUSE™ system for transoral fundoplication, is a single use innovative device for the incisionless treatment of GERD. The MUSETM technology is based on our proprietary platform technology, experience and know-how. While at present substantially all of our revenue is derived from the miniature video camera and related equipment, our strategy is focused on the development and promotion of the MUSETM system, which we therefore refer to as our ‘primary product’.

Transoral means the procedure is performed through the mouth, rather than through incisions in the abdomen. The MUSE™ system for transoral fundoplication was previously known as the SRS™ Endoscopic Stapling System. We rebranded to the MUSETM system following the launch of the most recent generation product. The MUSETM system is used to perform a procedure as an alternative to a surgical fundoplication. The MUSETM system offers an endoscopic, incisionless alternative to surgery. A single surgeon or gastroenterologist can perform the MUSETM procedure in a transoral way, unlike in a laparoscopic fundoplication which requires incisions.

The system consists of the MUSE™ console controller, the MUSETM endostapler and several accessories, including an overtube, irrigation bottle, tubing supplies and staple cartridges. The MUSETM endostapler incorporates a video camera, a flexible surgical stapler and an ultrasonic guidance system that is used to measure the distance between the anvil and the cartridge of the stapler, to ensure their proper alignment and tissue thickness. The device also contains an alignment pin, which is used for initial positioning of the anvil against the cartridge, two anvil screws, which are used to reduce the thickness of the tissue that needs to be stapled and to fix the position of the anvil and the MUSETM endostapler during stapling. The system allows the operator to staple the fundus of the stomach to the esophagus, in two or more locations, typically around the circumference, thereby creating a fundoplication, without any incisions.

The clearance by the FDA, or ‘Indications for Use’, of the MUSETM system is “for endoscopic placement of surgical staples in the soft tissue of the esophagus and stomach in order to create anterior partial fundoplication for treatment of symptomatic chronic Gastro-Esophageal Reflux Disease in patients who require and respond to pharmacological therapy”. As such, the FDA clearance covers the use by an operator of the MUSE™ endostapler as described in the above paragraph. In addition, in the pivotal study that was presented to the FDA in order to gain clearance, only patients who were currently taking GERD medications (i.e. pharmacological therapy) were allowed in the study. In addition, all patients had to have a significant decrease in their symptoms when they were taking medication compared to when they were off the medication. As such, the FDA clearance included the indication that MUSETM system is intended for patients who require and respond to pharmacological therapy. The MUSETM system indication does not restrict its use with respect to GERD severity from a regulatory point of view. However, clinicians typically only consider interventional treatment options for moderate to severe GERD. Therefore, it is reasonable to expect the MUSETM System would be primarily used to treat moderate and severe GERD in practice. The system has received 510(k) marketing clearance from the FDA in the United States, as well as a CE mark in Europe and a license from Health Canada. It is also cleared for use in Turkey and in Israel.

Clinical Studies

The original FDA submission for the MUSETM system included short term (six month) results from a multi-center clinical trial. The trial was conducted in support of the 510(k) marketing clearance submission for the system and pursuant to an FDA-issued Investigational Device Exemption (IDE).

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

FDA marketing clearance for our system was granted in May 2012 following the original FDA submission. Subsequent improvements to the system included improvements to the camera, illumination and alignment mechanisms, the addition of an electronic stapling motor, and condensing two control consoles into a single unit. FDA clearance for the modified system was obtained in June 2015. The modified system has also obtained a CE mark in Europe, a license from Health Canada and was approved in Turkey and Israel.

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

In November 2015, a follow-up study conducted in the United States looked at evaluating the long-term clinical outcome of 37 patients who received GERD treatment with the MUSETM system in the multi-center study mentioned above was concluded. Efficacy and safety data were analyzed up to four years post-procedure. No new complications have been reported in such long-term analysis. The proportions of patients who remained off daily PPI were 83.8% (31/37) at six months, and 69.4% (25/36) at 4 years post-procedure. GERD-HRQL scores off PPI were significantly decreased following six months and four years post-procedure. The authors concluded that the MUSETM system appeared to be safe and effective in improving symptom scores as well as reducing PPI use in patients with GERD. These results appeared to be equal to or better than those of the other devices for endoluminal GERD therapy.

In February 2017, we received an approval to start a multi-center MUSE™ system clinical study in China after the China Food and Drug Administration, or the CFDA, reviewed the complete submission package. In addition, each study location received approval from their ethics committees and agreements were put in place. Under Principal Investigator, Yunsheng Yang, Director of Gastroenterology Department Clinical center at 301 Hospital and Chairman of Chinese Society of Gastroenterology, The General Hospital of People’s Liberation Army in Beijing, the clinical study will include approximately 62 patients, will take place at 5 centers across China: The General Hospital of People’s Liberation Army, Renji Hospital of Shanghai, Shanghai General Hospital, Peking University Third Hospital and Navy General Hospital.

Procedures started in March 2017 and are expected to carry on through 2018. We expect the results to be reported back to the CFDA in 2019 as part of the final CFDA submission for clearance to sell the MUSE™ system in China.

Miniature Video Cameras

By definition all endoscopes must include vision apparatus to facilitate the operator’s view of the internal organs of the patient. In the past, fiber optics were utilized for this purpose, and have been gradually replaced with electronic video systems offering higher resolution and higher-quality images. We have developed several models of miniaturized digital video cameras and video processing equipment, for use in medical endoscopy products as well as industrial uses. Our cameras range between 3.45mm to 0.99 mm in diameter, and are based on single-use Complementary Metal Oxide Semiconductor, or CMOS, image sensors. In some cases, our cameras are relatively inexpensive, allowing them to be used in single-use devices.

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

Driving MUSE™ System Sales. We intend to continue to focus on commercializing the MUSETM system in key geographies and markets. Our distribution network continues to expand for further commercialization. During 2017, we entered into additional European distribution agreements in Spain, Germany Switzerland and Liechtenstein. In the U.S. we will look for partners to market the MUSE™ at key institutions. In addition, we have successfully completed the technical testing for CFDA approval in China and have already begun the necessary clinical trial with anticipated completion of the trial in 2018.

Collaborating and co-developing with established companies. We seek to initiate co-development or licensing collaborations with leading companies which have existing marketing channels or significant marketing power in critical geographies and sales channels.

Out-licensing our products. We may consider plans to issue a license for various endoscopic systems which are based on owned and patent-protected technology which has been developed by us. We continue to work to engage in agreements with companies which produce and market medical devices, to include the production of systems for the foregoing companies which will be integrated by them in the endoscopic systems which they produce or that we will develop or produce for them.

Developing additional products. Additionally, we intend to develop other products which will be based on the integrated and platform technology which we have developed to date, including our miniaturized visualization imaging products, combined with our flexible stapling platform, similar to the MUSE™ system. Additional products could include a fully integrated, endoscopic platform designed for endoscopic surgical tissue dissection or for endoscopic sleeve gastrectomy.

Substantially all of our revenues in recent years are based on the sale of miniature cameras which we develop and manufacture. The following data reflects our total revenue arising from the following services:

	Revenues
	Year Ended December 31,
	2017	2016	2015
	(Thousands of U.S. dollars)
Sales of Miniature Cameras and related equipment	306	449	558
Sales of the MUSE™ System	161	100	66
Total	467	549	624

The following data reflects our total revenue broken down by geographic region:

	Revenues
	Year Ended December 31,
	2017	2016	2015
	(Thousands of U.S. dollars)
United States	115	345	446
Europe	193	53	105
Asia	116	5	51
Other	43	146	22
Total	467	549	624

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

Engagement in External Distribution Agreements for the MUSE™ System

We currently have distribution agreements with local distributors in Italy, Spain, Switzerland and Liechtenstein, Germany and China for the distribution of the MUSE™ system, (in China the distribution arrangement is pending achievement of regulatory clearance for the MUSE™ system). To date, a few commercial procedures have been performed for treatment of GERD using the MUSE™ system, which were provided in accordance with distribution agreements.

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

Intellectual Property

Our commercial success depends, in part, on obtaining and maintaining patent and other intellectual property protection, in the United States and internationally, for the technologies used in our products. We cannot be sure that any of our patents will be commercially useful in protecting our technology. Our commercial success also depends in part on our non-infringement of the patents or proprietary rights of third parties. The patent positions of medical device companies, including ours, can be highly uncertain and involve complex and evolving legal and factual questions. For additional information see “Item 3. Key information—D. Risk Factors—Risks Related to Our Intellectual Property.”

We own 19 U.S. patents and have filed four additional patent applications in the U.S. In addition, we own 69 patents that were granted in other countries, including nine European patents, which are not valid on their own, unless validated in specific European countries, as indeed were validated according to our list of chosen European countries. We also have ten pending patent applications outside of U.S. and one patent application with the Patent Cooperation Treaty. Our patents, and any patents which may be granted under our pending patent applications, expire between the years 2021 and 2037.

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

Over the last few years a number of different medical devices and treatments have been introduced to address the “treatment gap” in GERD treatments and therapies which is found between long-term pharmaceutical therapy on one hand and surgery on the other. These devices and treatments seek to treat GERD less invasively than fundoplication and without the need for long-term use of drug therapy, and include the following options that, to our knowledge, are currently commercialized:

●	EsophyXTM Transoral Incisionless Fundoplication (EndoGastric Solutions) — a device to endoscopically replicate a partial fundoplication.

●	LINXTM Reflux Management System (Torax Medical, acquired by a Johnson and Johnson medical device company) — an implantable magnetic mechanical collar around the LES.

●	StrettaTM (Mederi Therapeutics) — a catheter to deliver radiofrequency energy to the lower esophageal sphincter to stimulate collagen deposition (scarring) in the LES.

●	GERDX (G-Surg) – An endoscopic plication device for the LES.

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

Competition with Miniature Video Cameras

The main devices that compete with our miniature cameras are manufactured by Awaiba, Fujikura, MicroCam (Sanovas), Precision Optics, Opcom, Misumi and FISBA. The miniature cameras of each of these vendors differ in various factors include image quality and resolution, camera shape and dimensions, sensor technology, optic characteristics, and user flexibility/customization.

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

Medical devices can be marketed only for the indications for which they are cleared or approved. After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) marketing clearance or, depending on the modification, PMA approval. The FDA requires each manufacturer to determine whether the proposed changes requires submission of a 510(k) or a PMA, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing or recall the modified device until 510(k) marketing clearance or PMA approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines or penalties. We have made, and plan to continue to make, additional product enhancements to MUSE™ system and other products that we believe do not require new 510(k) marketing clearances. We cannot be assured that the FDA would agree with any of our decisions not to seek 510(k) marketing clearance or PMA approval. For risks related to 510(k) marketing clearance, see “Item 3. Key information—D. Risk Factors – Risks Related to Regulatory Compliance.”

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

Medicare and Medicaid

The Medicare program is a federal health benefit program administered by the CMS that covers and pays for certain medical care items and services for eligible elderly persons. The Medicaid program is a federal-state partnership under which states receive matching federal payments to fund healthcare services for the poor. In January 2018, the American Medical Association’s, or the AMA, Current Procedural Terminology, or CPT, published an updated payment for Category I CPT Code for transoral esophagogastric fundoplasty procedures, which describes procedures conducted with the MUSE™ system. In the U.S., the CPT Editorial Panel assigns specific billing codes for physician services and outpatient hospital procedures, which are used by providers, who are our customers, to bill for procedures. Once a CPT code is established, the Centers for Medicare and Medicaid Services, or CMS, in turn establishes payment levels and coverage rules under Medicare, and private payors establish rates and coverage rules. Notwithstanding the issuance of a CPT to report the MUSE procedure and the establishment of payment rates for the code, we cannot guarantee that the MUSE™ system is or will be covered and, if covered, that reimbursement will be sufficient, and furthermore, we cannot guarantee that the MUSE™ system or any future product will be approved for coverage or reimbursement by Medicare, Medicaid or any third-party payor. Reimbursement decisions in the European Union and in other jurisdictions outside of the United States vary by country and region and there can be no assurance that we will be successful in obtaining adequate reimbursement.

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

Anti-Bribery Laws

Compliance with complex foreign and U.S. laws and regulations that apply to our international operations increases our cost of doing business in international jurisdictions and could expose us or our employees to fines and penalties in the U.S. and abroad. These numerous and sometimes conflicting laws and regulations include the Foreign Corrupt Practices Act of 1977, or the FCPA. The FCPA prohibits U.S. companies, companies whose securities are listed for trading in the United States and other entities, and their officers, directors, employees, shareholders acting on their behalf and agents from offering, promising, authorizing or making payments to foreign officials for the purpose of obtaining or retaining business abroad or otherwise obtaining favorable treatment. The FCPA also requires companies to maintain records that fairly and accurately reflect transactions and maintain internal accounting controls. In many countries, hospitals are government-owned and healthcare professionals employed by such hospitals, with whom we regularly interact, may meet the definition of a foreign official for purposes of the FCPA. Additionally, recently enacted U.S. legislation increases the monetary reward available to whistleblowers who report violations of federal securities laws, including the FCPA, which may result in increased scrutiny and allegations of violations of these laws and regulations. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers, or our employees, prohibitions on the conduct of our business, and damage to our reputation.

Israeli Government Programs

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984, or the Innovation Law, research and development programs which meet specified criteria and are approved by a committee of the Israeli Innovation Authority of the Israeli Ministry of Economy and Industry, or IIA (formerly known as Office of Chief Scientist, or the OCS) are eligible for grants from the IIA. The grant amounts are determined by the research committee, and are typically a percentage of the project’s expenditures. Under most programs, the grantee is required to pay royalties to the State of Israel from the sale of products developed under the program. Regulations under the Innovation Law generally provide for the payment of royalties of 3% to 6% on sales of products and services based on or incorporating technology developed using grants or know-how deriving therefrom, up to 100% of the grant, linked to the dollar and bearing interest at the LIBOR rate, is repaid. The royalty rates and the aggregate repayment amount may be higher if manufacturing rights are transferred outside of Israel, as further detailed below. The manufacturing rights of products incorporating technology developed thereunder may not be transferred outside of Israel, unless approval is received from the IIA and additional royalty payments are made to the State of Israel, as further detailed below. However, this does not restrict the export of products that incorporate the funded technology.

The pertinent obligations under the Innovation Law are as follows:

●	Local Manufacturing Obligation. The terms of the grants under the Innovation Law require that we manufacture the products developed with these grants in Israel. Under the regulations promulgated under the Innovation Law, the products may be manufactured outside Israel by us or by another entity only if prior approval is received from the IIA (such approval is not required for the transfer of less than 10% of the manufacturing capacity in the aggregate, in which case a notice should be provided to the IIA). As a condition to obtaining approval to manufacture outside Israel, we would be required to pay royalties at an increased rate (usually 1% in addition to the standard rate and increased royalties cap (between 120% and 300% of the grants, depending on the manufacturing volume that is performed outside Israel). We note that a company also has the option of declaring in its IIA grant applications of its intention to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approvals and pay the increased royalties cap with respect to the portion declared.

●	Know-How transfer limitation. The Innovation Law restricts the ability to transfer know-how funded by the IIA outside of Israel. Transfer of IIA funded know-how outside of Israel requires prior approval of IIA and in certain circumstances is subject to certain payment to the IIA, calculated according to formulae provided under the Innovation Law. If we wish to transfer IIA funded know-how, the terms for approval will be determined according to the character of the transaction and the consideration paid to us for such transfer. The IIA approval to transfer know-how created, in whole or in part, in connection with a IIA-funded project to third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Innovation Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration, considering depreciation mechanism and less royalties already paid to the IIA. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between aggregate IIA grants received by the company and the company’s aggregate research and development expenses, multiplied by the transaction consideration considering depreciation mechanism and less royalties already paid to the IIA. The regulations promulgated under the Innovation Law establish a maximum payment of the redemption fee paid to the IIA under the above mentioned formulas and differentiates between two situations: (i) in the event that the company sells its IIA funded know-how, in whole or in part, or is sold as part of an M&A transaction, and subsequently ceases to conduct business in Israel, the maximum redemption fee under the above mentioned formulas will be no more than six times the amount received (plus annual interest) for the applicable know-how being transferred, or the entire amount received from the IIA, as applicable; (ii) in the event that following the transactions described above (i.e. asset sale of IIA funded know-how or transfer as part of an M&A transaction) the company continues to conduct its research and development activity in Israel (for at least three years following such transfer and maintain staff of at least 75% of the number of research and development employees it had for the six months before the know-how was transferred and keeps the same scope of employment for such research and development staff), then the company is eligible for a reduced cap of the redemption fee of no more than three times the amounts received (plus annual interest) for the applicable know-how being transferred.

●	Approval of the transfer of IIA funded technology to another Israeli company may be granted only if the recipient abides by the provisions of the Innovation law and related regulations, including the restrictions on the transfer of know-how and manufacturing rights outside of Israel (note that there will be an obligation to pay royalties to the IIA from the income of such sale transaction as part of the royalty payment obligation).

Approval to manufacture products outside of Israel or consent to the transfer of technology, if requested, might not be granted. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

Grants Received from the IIA (formerly the OCS)

We have received grants from the IIA as part of our participation in two programs as described below:

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

The following are details regarding the rights and obligations within the framework of our activity in the Consortium, which continue to apply notwithstanding the conclusion of the program:

(i)	The property rights to information which has been developed belongs to the Consortium member that developed it. However, the developing entity is obligated to provide the other members in the Consortium a license for the use of the new information, without consideration, provided that the other members do not transfer such information to any entity which is not a member of the Consortium. The provision of a license or of the right to use the new information to a third party is subject to approval by the administration of the MAGNET Program at the IIA;

(ii)	We are is entitled to register a patent for the new information which has been developed by it within the framework of its activity in the Consortium. The foregoing registration does not require approval from the administration; and

(iii)	The know-how and technology developed under the program is subject to the restrictions set forth under the Innovation Law, including restrictions on the transfer of such know-how and any manufacturing rights with respect thereto, without first obtaining the approval of the IIA. Such approval may entail additional payments to the IIA, as determined under the Innovation Law and regulations, and as further detailed above.

Collaboration Grant for the Development of a Miniature Diameter Endoscope for Use in Dental Implants

In July 2011, the IIA approved our application for support for a joint project regarding the development of an innovative, miniature diameter endoscopic product in the field of dental surgery, or the Dental Project. In October 2012, the Company received a notice according to which approval was given for continued support for the Dental Project for a second year. The IIA support for the Dental Project concluded on July 31, 2013.

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

In accordance with the outline of the Dental Project, we and Qioptiq collaborated on the development of an innovative miniature-diameter endoscope, with side viewing capabilities, intended for use in various dental implant procedures, the Dental Endoscope. During the Dental Project, each of the parties developed different parts of the Dental Endoscope. In accordance with the terms of the collaboration, the intellectual property which originated from the development of the Dental Endoscope remained the exclusive property of the party which developed it. Subject to the completion of the project, the parties agreed to conduct negotiations regarding the method used to produce and market the Product (the foregoing negotiations have not yet been conducted and we have notified the IIA that there are no revenues from this project).

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

Grants and Royalty Obligations

We received various grants from the IIA in connection with our participation in its programs. We received a grant of approximately $2.3 million in connection with our participation in the Bio Medical Photonics Consortium in the production of generic technology related to the partial development of miniature or the Consortium Grant. Under the terms of the Consortium Grant we are not required to pay royalties. In addition, we received a grant of approximately $0.2 million in connection with a collaboration within the framework of the Eureka organization related to miniature endoscope for dental implants, or the Eureka Grant. Under the terms of the Eureka Grant, we would have to pay royalties at a rate of 3%-5% from the actual sales of the relevant device, up to the repayment of the grant, with the addition of interest and linkage. As of December 31, 2016, there have been no sales that requires us to pay royalties under the Eureka Grant and we believe that the probability we could generate income from the miniature endoscope for dental implants is low.

C.	Organizational Structure

We currently have one wholly owned subsidiary: Medigus USA LLC, a limited liability company, incorporated in the State of Delaware, United States.

D.	Property, Plant and Equipment

Our offices and main research and development facility are located at Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500 Israel, where we occupy approximately 807 square meters. We lease our facilities and our lease ends on December 31, 2018.

 We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business. We have no current plans to construct, expend or improve our facilities.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with “Item 3. Key Information—Selected Financial Data” and our consolidated financial statements and the related notes to those statements included elsewhere in this annual report. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

The audited consolidated financial statements for the years ended December 31, 2017, 2016 and 2015 in this Annual Report have been prepared in accordance with International Financial Reporting Standards, which are standards and interpretations thereto issued by the International Accounting Standard Board.

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

From our date of incorporation, we have invested the majority of our research and development efforts on the MUSE™ system, intended for the minimally invasive and endoscopic treatment of GERD, one of the most widespread chronic diseases in the western world. The MUSE™ system has also been given marketing approval by the FDA through the 510(k) track and bears a CE mark, as required in order to market the system in European Union countries. In addition, we have obtained the necessary license to market the product in Canada, Turkey and Israel, and we are also in the process of obtaining regulatory approvals in China.

While at present significant portion of our revenue is still derived from the miniature camera and related equipment, our strategy is focused on the development and promotion of our MUSETM System.

We have incurred net losses each year since inception. The Company’s accumulated deficit as of December 31, 2017 aggregated to approximately $55.9 million. We anticipate that we are likely to continue to incur significant net losses for at least the next several years as we continue development of the MUSE™ system and potentially other products, expand our sales and marketing capabilities in the endoscopy-based products market, continue the commercialization of the MUSE™ system and work to expand its adoption and clinical implementation, and continue to develop the corporate infrastructure required to sell and market our products.

Recent business events and key milestones in the development of our business, include the following:

●	In November 2017, pursuant to a shelf prospectus in the United States, we raised approximately $1.62 million (gross) through the issuance of ADSs and warrants. See “Item 10. Additional Information – C. Material Contracts.”

●	In March 2017, pursuant to a registration statement in the United States, we raised approximately $7.5 million (gross) through the issuance of ADSs and warrants. See “Item 10. Additional Information – C. Material Contracts.”

●	In December 2016, pursuant to a shelf prospectus in the United States, we raised approximately $0.76 million (gross) through the issuance of ADSs and warrants. See “Item 10. Additional Information – C. Material Contracts.”

●	In September 2016, pursuant to a shelf prospectus in the United States, we raised approximately $1.47 (gross) million through the issuance of ADSs. See “Item 10. Additional Information – C. Material Contracts.”

Summary of Critical Accounting Policies and Significant Judgments and Estimates

The preparation of consolidated financial statements in conformity with general accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that are the most important to the portrayal of our financial condition and results of operations, and that require our most difficult, subjective and complex judgments. While our significant accounting policies are described in more detail in the notes to our financial statements, our most critical accounting policies, discussed below, pertain to revenue recognition, warrants, share- based compensation, government participation in research and development expenses, functional currency and accounting for income taxes.

Estimates, by their nature, are based upon judgments and information currently available to us. The estimates that we make are based upon historical factors, current circumstances and the experience and judgment of management. We evaluate our assumptions and estimates on an ongoing basis.

Revenue Recognition

Our revenues in recent years was primarily derived from the sale of miniature camera and related equipment which we develop and manufacture. Such revenue was sold primarily in the United States, Asia and several countries in Europe. The remainder revenues relates to the sale of the MUSE ™ system, our strategy is focused on the development and promotion of our MUSETM System.

We recognize revenues in accordance with International Accounting Standard No. 18, or IAS 18. Under IAS 18, revenues from the sale of goods are recognized when all of the following criteria have been met:

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

We also recognize revenues in accordance with International Accounting Standard No. 11, or IAS 11. A “construction contract” is defined by IAS 11 as a contract specifically negotiated for the construction of an asset. When the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, the revenue and the associated costs recognized over the contract period by reference to the stage of completion. We recognize expected loss immediately once concluded that it’s probable. When the outcome of a construction contract cannot be estimated reliably, then we recognize revenue only to the extent of contract costs incurred that it is probable will be recoverable. Variations in contract work, claims and incentive payments are included in contract revenue to the extent that may have been agreed with the customer and are capable of being reliably measured. We use the “percentage-of-completion method” to determine the appropriate amount to recognize in a given period. The stage of completion is measured by reference to the contract costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract. Costs incurred in the period in connection with the future activities on a contract are excluded from contract costs in determining the stage of completion. We classified the net contract position for each contract as either an asset or a liability as part of the balance sheet. Net contract classified as an asset when the incurred costs plus recognized profits (less recognized losses) exceed progress billings and as a liability if otherwise.

Warrants

Receipts from investors in respect of warrants are classified as equity to the extent that they confer the right to purchase a fixed number of shares for a fixed exercise price. In the event that the exercise price is not deemed to be fixed, the warrants are classified as non-current liability. This liability initially recognized at its fair value on the issue date and subsequently accounted for at fair value at each reporting date. The fair value changes are charged to profit from changes in fair value of warrants issued to investors on the statement of comprehensive loss. The fair value of the warrants is measured at issue date on the basis of accepted valuation models and assumptions regarding unobservable inputs used in the valuation models.

In August 2014, in connection with a private placement, we issued investors warrants to purchase 43,695 of our ADSs at an exercise price of NIS 6.27. The warrants were exercisable for a period of three years from the date of issuance. The warrants expired in August 2017 without being exercised.

In December 2016, in connection with a registered direct offering, we issued warrants to purchase 39,871 of our ADSs at an exercise price of $9.0. The warrants are exercisable for a period of five and half years from the date of issuance.

In March 2017, in connection with our public offering, we issued warrants to purchase 2,142,858 of our ADSs at an exercise price of $3.5. The warrants are exercisable for a period of five years from the date of issuance.

In November 2017, in connection with a registered direct offering, we issued warrants to purchase 405,000 of our ADSs at an exercise price of $2.25. The warrants are exercisable for a period of five and half years from the date of issuance.

The fair value of the warrants was calculated according to valuation methods, and based on the following assumptions:

	December 31
	2017			2016
	Standard deviation	Risk-free interest	Fair value (USD thousands)	Standard deviation	Risk-free interest	Fair value (USD thousands)
Warrants issued November 2017	63.47%	0.97%	228
Warrants issued March 2017	66.72%	0.56%	325
Warrants issued December 2016	65.74%	0.70%	6	155.39%	1.26%	237
Warrants issued August 2014				155.39%	0.00%	-

Share-Based Compensation

We granted several equity-settled share based compensation plans to the Company’s employees and other service providers in connection with their service to the Company. The fair value of such services is calculated at the grant date and amortized to the statement of loss and other comprehensive loss during the vesting period.

The fair value of the options which was granted on December 2015 (Series F) and October 2017 (Series K) was calculated using the Black and Scholes options pricing model, and based on the following assumptions:

Plan	Fair value on grant date-NIS in thousands	Share price on date of grant (NIS)	Expected dividend	Expected volatility	Risk free interest	Vesting conditions	Expected term
Series F	607	1.627	None	54%	1.39%	Four equal portions, following each anniversary of the grant date	6 years
Series K	1,109	0.162	None	64%	1.16%	Four equal portions, following each anniversary of the grant date	6 years

Inventory impairment

The company continually evaluates inventory for potential loss due to excess quantity or obsolete or slow-moving inventory by comparing sales history and sales projection to the inventory on hand. When evidence indicates that the carrying value of a product may not be recoverable, a charge is recorded to reduce the inventory to its current net realizable value.

Functional Currency

Until December 31, 2015, our consolidated financial statements were presented in NIS, which was the Company’s functional and presentation currency as of such date. Effective January 1, 2016, the Company changed its functional currency to the U.S. dollar. The 2015, 2014 and 2013, financial data presented in this annual report were translated from NIS to USD as follows: (1) assets and liabilities were translated using the December 31 exchange rates of each year, as applicable; (2) equity items were translated using historical exchange rates at the relevant transaction dates; (3) the consolidated statements of loss and other comprehensive loss line items were translated using the average exchange rates for each year; and (4) the translation net effect was recorded as “currency translation differences” within the consolidated statements of loss and other comprehensive loss for each year.

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

No deferred tax assets have been recorded in the Group’s books and records with respect to accumulated losses since it is not probable that the Group will be able to utilize such losses in the foreseeable future against taxable income.

A.	Results of Operations

The following table sets forth a summary of our operating results:

	Year ended December 31,
	2017	2016	2015
	U.S. Dollars, in thousands, except per share and weighted average shares data
Revenues	467	549	624
Cost of revenues:
Products and services	219	176	277
Inventory impairment	297
Gross Profit (Loss)	(49)	373	347
Research and development expenses, net	2,208	3,655	4,384
Sales and marketing expenses	846	2,125	2,680
General and administrative expenses	3,005	3,684	2,842
Other income, net			3
Operating loss	(6,108)	(9,091)	(9,556)
Profit from changes in fair value of warrants issued to investors	3,502	25	106
Finance income (expenses), net	54	87	(14)
Loss before taxes on income	(2,552)	(8,979)	(9,464)
Taxes benefit (Taxes on income)	7	(28)	(68)
Loss for the year	(2,545)	(9,007)	(9,532)
Other comprehensive loss for the year			(211)
Total comprehensive loss for the year	(2,545)	(9,007)	(9,743)

	USD
Basic and diluted loss per share	(0.02)	(0.26)	(0.34)

Year ended December 31, 2017 compared to year ended December 31, 2016

Revenues

Revenues for the year ended December 31, 2017 were $467,000, a decrease of $82,000, or 15%, compared to total revenues of $549,000 for the year ended December 31, 2016.

The tables below set forth our revenues, by region and by product for the periods presented:

	Year Ended December 31,
U.S. dollars; in thousands	2017		2016
United States	115	25%	345	63%
Europe	193	41%	53	10%
Asia	116	25%	5	1%
Other	43	9%	146	26%
Total	467	100%	549	100%

U.S. dollars; in thousands	2017		2016
MUSETM system and related equipment	161	34%	100	18%
Miniature camera and related equipment	306	66%	449	82%
Total	467	100%	549	100%

Our revenues in recent years were primarily derived from the sale of miniature camera and related equipment which we develop and manufacture, such revenue was sold primarily in the United States, Asia and several countries in Europe. The remainder revenues relates to the sale of the MUSE ™ system, our strategy is focused on the development and promotion of our MUSETM System.

The decrease in revenues in 2017 was primarily due to a decrease of $143,000 in miniature camera and related equipment revenues which was partially offset by an increase of $61,000 in revenues from MUSETM systems.

During 2016 we recognized two large projects aggregated to $239,000 and $118,000 for National Aeronautics and Space Administration and to one of Israel’s leading industrial companies, respectively, both relate to the miniature camera and related equipment and both were disclosed as major customers within Note 17d in the Company’s consolidated financial statements included elsewhere in this annual report. Those projects were not repeated during 2017, the loss of such revenues was partially offset by overall increase in the sales of the Company’s products.

Cost of revenues and inventory impairment

Cost of revenues and inventory impairment for the year ended December 31, 2017 were $516,000, an increase of $340,000, or 193%, compared to cost of revenues of $176,000 for the year ended December 31, 2016. The increase was primarily due to the inventory impairment of $297,000 that was recorded during 2017 due to an inventory analysis management performed. Such analysis matched between the inventory items held by the Company each balance sheet cut-off date compared to management forecast. The excess inventory represented the inventory impairment that was recorded.

Gross Profit (Loss)

Gross loss for the year ended December 31, 2017 was $49,000, a decrease of $422,000 compared to gross profit of $373,000 for the year ended December 31, 2016. The decrease was primarily due to the inventory impairment of $297,000 mentioned above. The remainder decrease relates to the fact that the 2016 projects mentioned above, that were not repeated during 2017, were more profitable than the Company’s products.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2017, were $2.2 million, a decrease of $1.5 million, or 40%, compared to $3.7 million for the year ended December 31, 2016. The decrease was primarily due to the Company’s cost reduction program which was implemented since the third quarter of 2016.

Sales and Marketing Expenses

Sales and marketing expenses for the year ended December 31, 2017, were $0.8 million, a decrease of $1.3 million, or 60%, compared to $2.1 million for the year ended December 31, 2016. The decrease was primarily due to the Company’s cost reduction program, which was implemented since the third quarter of 2016, which resulted in a termination of headcount (mainly in the Company’s subsidiary in the U.S.) and also due to a reduction of our marketing activities such as participation in exhibits.

General and Administrative Expenses

Administrative and General expenses for the year ended December 31, 2017, were $3.0 million, a decrease of $0.7 million, or 18%, compared to $3.7 million for the year ended December 31, 2016. The decrease was primarily due to a decrease in professional services of $1.3 million in connection with an intellectual property litigation that took place during 2016 and a decrease of $0.2 million primarily due to the cost reduction program, which was implemented since the third quarter of 2016, partially offset by an increase in professional services of $0.9 million in connection with issuance expenses which were attributed to the warrants classified as liabilities during 2017 and therefore allocated directly to the consolidated statement of loss and other comprehensive loss (for additional information regarding such expenses, please refer to Note 13b in the Company’s consolidated financials included elsewhere in this Annual Report).

Operating loss

We incurred an operating loss of $6.1 million for the year ended December 31, 2017, a decrease of $3.0 million, or 33%, compared to operating loss of $9.1 million for the year ended December 31, 2016. The decrease in operating results was due to $1.5 million decrease in research and development expenses, $1.3 million decrease in sales and marketing expenses and $0.7 million in administrative and general expenses, $0.1 million decrease in revenues and $0.3 million increase in cost of revenues.

Profit from Change in Fair Value of Warrants Issued to Investors

Profit from change in the fair value of warrants issued to investors for the year ended December 31, 2017, was $3.5 million, an increase of almost $3.5 million, compared to $25,000 for the year ended December 31, 2016.

Warrants issued to investors classified as either liabilities or as part of the shareholders’ equity based on the accounting guidance established in connection with the rights attached to the warrants. The warrants that were classified as liabilities due to a cashless exercise mechanism are subject to adjustment to fair value each balance sheet cut-off date based on the Black and Scholes model. This adjustment is presented separately within the consolidated statement of loss and other comprehensive loss. The significant profit recorded during the year ended December 31, 2017 derived from a decrease in the fair value of the warrants classified as liabilities relating primarily to warrants that were issued during the first quarter of 2017, and was primarily due to a reduction in price of the Company’s ordinary shares and the fact that remaining exercise period was shortened. The profit during the year ended December 31, 2016 was relatively immaterial.

Finance income, net

Finance income, net for the year ended December 31, 2017, was $54,000, a decrease of $33,000, or 38%, compared to $87,000 for the year ended December 31, 2016. The decrease was primarily due to changes in currencies exchange rates.

Loss before taxes on income

We incurred loss before taxes on income of $2.6 million for the year ended December 31, 2017, a decrease of $6.4 million, or 72%, compared to loss before taxes on income of $9.0 million for the year ended December 31, 2016. The decrease was primarily due to $3.0 million decrease in operating loss and $3.5 million increase in profit from change in the fair value of warrants issued to investors.

Taxes benefit (Taxes on income)

Taxes benefit for the year ended December 31, 2017, were $7,000, a decrease of $35,000, compared to $28,000 taxes on income for the year ended December 31, 2016. The decrease was due to tax adjustment entry recorded during 2017 due to prior year final tax assessment for the Company’s U.S. subsidiary.

Loss for the year

Loss for the year was $2.5 million, or a loss of $0.02 per basic and diluted share, for the year ended December 31, 2017, a decrease of $6.5 million, compared to loss for the year of $9.0 million, or loss of $0.26 per basic and diluted share, for the year ended December 31, 2016. The decrease was primarily due to $6.4 million decrease in loss before taxes on income.

Year ended December 31, 2016 compared to year ended December 31, 2015

Revenues

Revenues for the year ended December 31, 2016 were $549,000, a decrease of $75,000, or 12%, compared to total revenues of $624,000 for the year ended December 31, 2015.

The tables below set forth our revenues, by region and by product for the periods presented:

	Year Ended December 31,
U.S. dollars; in thousands	2016		2015
United States	345	63%	446	72%
Europe	53	10%	105	17%
Asia	5	1%	51	8%
Other	146	26%	22	3%
Total	549	100%	624	100%

U.S. dollars; in thousands	2016		2015
MUSETM system and related equipment	100	18%	66	11%
Miniature camera and related equipment	449	82%	558	89%
Total	549	10%	624	100%

Our revenues in recent years were primarily derived from the sale of miniature camera and related equipment which we develop and manufacture, such revenue was sold primarily in the United States, Asia and several countries in Europe. The remainder revenues relates to the sale of the MUSE ™ system Our strategy is focused on the development and promotion of our MUSETM System.

The decrease in revenues was primarily due to a decrease in sales of our miniature camera and related equipment of $109,000, partially offset by an increase of sales of our MUSETM system of $34,000.

Cost of revenues

Cost of revenues for the year ended December 31, 2016 was $176,000, a decrease of $101,000, or 36%, compared to cost of revenues of $277,000 for the year ended December 31, 2015. The decrease is consistent with the decrease in the revenues.

Gross Profit

Gross profit for the year ended December 31, 2016 was $373,000, an increase of $26,000, or 7% compared to gross profit of $347,000 for the year ended December 31, 2015. Gross profit as a percentage of total revenues increased to 68% for the year ended December 31, 2016, compared to 56% for the year ended December 31, 2015, primarily due to the development services provided to the National Aeronautics and Space Administration and to one of Israel’s leading industrial companies during 2016 which were more profitable projects.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2016, were $3.7 million, a decrease of $0.7 million, or 17%, compared to $4.4 million for the year ended December 31, 2015. The decrease was primarily due to the decrease in the acquisition of materials by the Company and services rendered to the Company for trainings activities during 2016, due to a cost reduction program which was implemented by the Company since the third quarter of 2016.

Sales and Marketing Expenses

Sales and marketing expenses for the year ended December 31, 2016, were $2.1 million, a decrease of $0.6 million, or 21%, compared to $2.7 million for the year ended December 31, 2015. The decrease was primarily due to the Company’s cost reduction program which was implemented since the third quarter of 2016, which resulted in a termination of headcount (mainly in the Company’s subsidiary in the U.S.) and also due to a reduction of our marketing activities such as participation in exhibits.

General and Administrative Expenses

Administrative and General expenses for the year ended December 31, 2016, were $3.7 million, an increase of $0.9 million, or 30%, compared to $2.8 million for the year ended December 31, 2015. The increase was primarily due to an increase in professional services in connection with an intellectual property litigation.

Operating loss

We incurred an operating loss of $9.1 million for the year ended December 31, 2016, a decrease of $0.5 million, or 5%, compared to operating loss of $9.6 million for the year ended December 31, 2015. The decrease in operating results was primarily due to $0.7 million decrease research and development expenses and $0.6 million decrease in sales and marketing expenses, partially offset by $0.9 million increase in administrative and general expenses.

Profit from Change in Fair Value of Warrants Issued to Investors

Profit from change in the fair value of warrants issued to investors for the year ended December 31, 2016, was $25,000, a decrease of $81,000, or 76% compared to $106,000 for the year ended December 31, 2015.

Warrants issued to investors are classified as either liabilities or as part of the shareholders’ equity based on the accounting guidance established in connection with the rights attached to the warrants. The warrants that were classified as liabilities due to a cashless exercise mechanism are subject to adjustment to fair value each balance sheet cut-off date based on the Black and Scholes model. This adjustment is presented separately within the consolidated statement of loss and other comprehensive loss. The variance year over year is a result of the fair value calculation in each balance sheet cut-off date.

Finance income (expenses), net

Finance income, net, for the year ended December 31, 2017, were $87,000, an increase of $101,000 compared to $14,000 finance expense, net for the year ended December 31, 2015, The increase was primarily due to changes in currencies exchange rates.

Loss before taxes on income

We incurred loss before taxes on income of $9.0 million for the year ended December 31, 2016, a decrease of $0.5 million, or 5%, compared to loss before taxes on income of $9.5 million for the year ended December 31, 2015. The decrease was primarily due to $0.5 decrease in operating loss, increase of $0.1 million in finance income, net, partially offset by $0.1 million decrease in profit from change in the fair value of warrants issued to investors.

Taxes on income

Taxes on income for the year ended December 31, 2016, were $28,000, a decrease of $40,000, or 59% compared to $68,000 for the year ended December 31, 2015.

Loss for the year

Loss for the year was $9.0 million, or a loss of $0.26 per basic and diluted share, for the year ended December 31, 2016, a decrease of $0.5 million, compared to loss for the year of $9.5 million, or loss of $0.34 per basic and diluted share, for the year ended December 31, 2015. The decrease was primarily due to $0.5 million decrease in loss before taxes on income.

Effective Corporate Tax Rate

Our effective consolidated tax rate for the years ended December 31, 2017, 2016 and 2015 was almost zero percent (0%), primarily due to the fact that the Company did not record deferred tax asset in connection with the losses incurred in Israel, since it is not probable that the Company will be able to utilize such losses in the foreseeable future against taxable income.

Impact of Inflation, Devaluation and Fluctuation in Currencies on Results of Operations, Liabilities and Assets

We generate part of our revenues in different currencies than our functional currency (U.S. dollars), such as NIS and Euro. As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results. A considerable amount of our expenses are generated in U.S. dollars, but a significant portion of our expenses such as salaries are generated in other currencies such as NIS. In addition to our operations in Israel, we are expanding our international operations in the European Union. Accordingly, we incur and expect to continue incurring additional expenses in non U.S. dollar currencies, such as described above. Due to the mentioned, our results could be adversely affected as a result of a strengthening or weakening of the U.S. Dollar compared to these other currencies.

The inflation in Israel during the last several years was relatively immaterial and therefore had immaterial effect on our results of operations.

Effective January 1, 2016, we changed our functional currency to the U.S. dollar from NIS. This change was based on management's assessment that the U.S. dollar is the primary currency of the economic environment in which we operates. Accordingly, the functional and reporting currency of our consolidated financial statements is the U.S. dollar.

B.	Liquidity and Capital Resources

Liquidity

During the year ended December 31, 2017, we incurred a total comprehensive loss of approximately $2.5 million and a negative cash flow used in operating activities of approximately $4.7 million. As of December 31, 2017, we incurred accumulated deficit of approximately $55.9 million. Based on the projected cash flows, cash and cash equivalents and short-term deposit balances as of December 31, 2017, which totaled to USD 2.8 million and USD 3.5 million, respectively, we are of the opinion that without further fund raising we will not have sufficient resources to enable us to continue our operating activities including the development, manufacturing and marketing of our products for a period of at least 12 months from the date of this report. As a result, there are substantial doubts about our ability to continue as a going concern. At our expected burn rate, our current cash balance will be sufficient until approximately December 2018, taking into account shut down costs.

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

Cash Flows

Operating Activities

Net cash used in operating activities for the year ended December 31, 2017 was $4.7 million, a decrease of $4.6 million, compared to net cash used in operating activities of $9.3 million for the year ended December 31, 2016, which reflect an increase of $2.3 million compared to net cash used in operating activities of $7.0 million for the year ended December 31, 2015.

Net cash used in operating activities for the year ended December 31, 2017, consisted primarily of loss for the year before taxes on income of $2.6 million and profit on change in the fair value of warrants issued to inventors of $3.5 million, partially offset by issuance expenses which were attributed to the warrants classified as a financial liability and charged directly to profit or loss of $1.0 million.

Net cash used in operating activities for the year ended December 31, 2016, consisted primarily of loss for the year before taxes on income of $9.0 million, an increase in inventory of $0.8 million and a decrease in accounts payable and accruals of $0.4 million, partially offset by a decrease in accounts receivables of $0.6 million and a decrease in accounts receivables of $0.2 million.

Net cash used in operating activities for the year ended December 31, 2015, consisted primarily of loss for the year before taxes on income of $9.5 and a decrease in accounts receivables of $0.4 million, partially offset by net sales of financial assets at fair value through profit or loss of $2.1 million and an increase in accounts payable and accruals of $0.7 million.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2017 was $3.5 million, an increase of almost $3.5 million, compared to net cash used in investing activities of $38,000 for the year ended December 31, 2016, which reflect a decrease of $58,000 compared to net cash used in investing activities of $96,000 for the year ended December 31, 2015.

Net cash used in investing activities for the year ended December 31, 2017, consisted primarily of investment in short-term deposit of $5.0 million, partially offset by withdrawal of short-term deposit of $1.5 million.

Net cash used in investing activities for the year ended December 31, 2016, consisted primarily of purchase of property and equipment of $32,000.

Net cash used in investing activities for the year ended December 31, 2015, consisted primarily of purchase of property and equipment of $84,000.

Financing Activities

Net cash generated from financing activities for the year ended December 31, 2017 was $7.9 million, an increase of $6.0 million, compared to net cash generated from financing activities of $1.9 million for the year ended December 31, 2016, which reflect a decrease of $4.9 million compared to net cash generated from financing activities of $6.8 million for the year ended December 31, 2015.

Net cash generated from financing activities for the year ended December 31, 2017, consisted primarily of proceeds from issuance of shares and warrants, net of $7.9 million.

Net cash generated from financing activities for the year ended December 31, 2016, consisted of proceeds from issuance of shares and warrants, net of $1.9 million.

Net cash generated from financing activities for the year ended December 31, 2015, consisted of proceeds from issuance of shares and warrants, net of $6.8 million.

C.	Research and Development, Patents and Licenses, Etc.

Our research and development efforts are focused on continuous improvement of the MUSE™ system, as well as investment in future products. We conduct all of our research activities in Israel.

As of December 31, 2017, our research and development team, including regulatory and quality team members, consisted of eight employees and one consultant. In addition, we work with subcontractors for the development of our products as needed. We have assembled an experienced team with recognized expertise in mechanical and electrical engineering, software, control algorithms and systems integration, as well as significant medical and clinical knowledge and expertise.

We finance our research and development activities mainly through sale of our products, capital raising and grants received from the IIA. As of December 31, 2017, we had received total aggregated grants of $2.5 million from the IIA. For further information see “Item 4. Information on the Company—B. Business Overview — Health Care Laws and Regulations—Israeli Government Programs.”

The table below set forth our research and development expenses for the periods presented:

	Year Ended December 31,
	2017	2016	2015
	(U.S. Dollars, in thousands)
Research and development expenses	$2,208	$3,655	$4,384

From time to time we file applications for patent registration in the certain countries, some in which we are active and some which we consider as potential markets in order to protect our developed intellectual property.

D.	Trend Information

The following is a description of factors that may influence our future results of operations, including significant trends and challenges that we believe are important to an understanding of our business and results of operations:

To date, significant portion of our revenues was generated from the sale of imaging equipment and the remainder from the sale of the MUSE™ system. The level of our future revenues is hard to predict as it depends on many factors, which most of them are outside of our control. For instance, future revenues from the sale of our products may be adversely affected by current general economic conditions and the resulting tightening of credit markets, which may cause purchasing decisions to be delayed, our customers may have difficulty securing adequate funding to buy our products or, in an extraordinary event, may cause our customers to experience difficulties in complying with their engagements with us. In addition, revenue growth depends on the acceptance of our technology in the market.

The healthcare industry in the United States has experienced a trend toward cost containment as government and private insurers seek to manage healthcare costs by imposing lower payment rates and negotiating reduced contract rates with service providers. This trend may result in inadequate coverage for procedures, especially those utilizing new technology, or result in new technology not receiving reimbursement coverage, which may negatively impact utilization of our products. In addition, medical malpractice carriers are withdrawing coverage in certain states or substantially increasing premiums. If this trend continues or worsens, physicians and surgeons may discontinue using our MUSE™ system or may choose to not purchase it in the future due to the cost or inability to procure insurance coverage. However, we believe there is also a trend for hospitals and physicians to use devices which enable less invasive procedures and to replace older more invasive devices which may result in longer hospital stays and therefore higher medical costs. We believe this trend provides a positive market outlook for our products.

We sell our products using a direct sales force and in certain markets via third-party distributors.. Sales via third-party distributers - we have entered into certain distribution agreements to sell our MUSETM system in Italy, Spain, Switzerland, Liechtenstein, Germany and China (pending achievement of regulatory clearance for our MUSETM system in China).

E.	Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our known contractual obligations and commitments as of December 31, 2017:

	Total	Less than 1 year	1 – 3 years
	(U.S. Dollars, in thousands)
Car lease obligations	91	49	42
Premises leasing obligations	85	85
Total	176	134	42

Other Non-Current Liabilities Reflected on our Balance Sheet:

Long-term advanced payments aggregated to approximately $0.1 million as of December 31, 2017. For further details, please refer to our 2017 consolidated financial statements and the related notes included elsewhere in this annual report.

Warrants that were classified as liabilities in our consolidated financial statements aggregated to approximately $0.6 million as of December 31, 2017. For further details refer to our 2017 consolidated financial statements and the related notes included elsewhere in this annual report.

Retirement benefit obligation, net aggregated to $65,000 as of December 31, 2017. For further details refer to our 2017 consolidated financial statements and the related notes included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the names and ages of our directors and senior management:

Name	Age	Position(s)
Christopher (Chris) Rowland	56	Chief Executive Officer, Director
Oded Yatzkan	52	Chief Financial Officer
Minelu (Menashe) Sonnenschein	53	VP, Israel Operations
Dr. Yaron Silberman	48	VP, Sales and Marketing
Amir Govrin	51	VP, Research and Development
Doron Birger(1)(2)	66	Chairman of the Board of Directors
Eitan Machover(1)(2)	56	Director
Efrat Venkert(1)(2)	51	Director
Yuval Yanai(1)	65	Director

(1)	Member of the audit committee.
(2)	Member of the compensation and investment committees.

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

Minelu (Menashe) Sonnenschein is a founding member and officer of our company who has been serving as our VP, Israel Operations since June 2014. Among other roles, Mr. Sonnenschein previously served as our Director of Research and Development and has been directly responsible for the development of the MUSETM System since the founding of the Company. Mr. Sonnenschein holds a M.Sc. in Electrical and Electronics Engineering from Ben-Gurion University of Be’er Sheva, Israel.

Dr. Yaron Silberman has been serving as VP, Sales and Marketing since January 2011. Dr. Silberman has served as Marketing Director of Niti Surgical Solutions Ltd., and as Product Manager of Given Imaging Ltd. Dr. Silberman holds a PhD in Computational Neuroscience and Data Processing from Hebrew University of Jerusalem, Israel, an MBA from the College of Management Academic Studies of Rishon Le’Zion, Israel, and a B.A. in Theoretical Mathematics from The Technion Institute of Technology, Israel.

Amir Govrin has been serving as VP, research and development since 2017. Prior to that, Mr. Govrin held several positions at the Company since 2003, including research and development manager and mechanical development manager. Mr. Govrin hold a B.Sc. in Mechanical Engendering from the Tel Aviv University.

Doron Birger has been serving as a member of our Board since May 2015 and as Chairman of our Board since August 2017. Mr. Birger currently serves as a director of MCS Medical Compression Ltd. (TASE:MDCL) and Icecure Medical Ltd. (TASE:ICCM), and as chairman and director of several private companies in Israel in the hi-tech sector mainly in the medical device field. From 2002 to 2007, Mr. Birger served as the chairman of the board of directors of Given Imaging Ltd. and later on as board member until February 2014. Mr. Birger served as chief executive officer of Elron Electronic Industries, Ltd., or Elron, from August 2002 to April 2009. Prior to that, he held other executive positions at Elron, including President since 2001, Chief Financial Officer from 1994 to August 2002, and Corporate Secretary from 1994 to 2001. Mr. Birger is a director of variety of none profit organizations in Israel. Mr. Birger holds a B.A. and an M.A. in economics from the Hebrew University Jerusalem.

 Eitan Machover has been serving as a member of our Board since September 29, 2016. Mr. Machover has been the Principal and Owner of EM Advisory Services since August 2011. Mr. Machover is a Partner at Ziegler Meditech Equity Partners, L.P., a find specializing in the medical device space, since January 2006. He serves as the fund’s representative on the board of directors of numerous public and private companies, including: Brenmiller Energy, Ltd. (TASE:BRNG), since July 2017; WCG Properties, Ltd. (TASE:WCG.B2), since June 2017; Electra Real Estate (TASE:ELTR), since October 2014; Related Commercial Portfolio, Ltd. (TASE:RLCM:B1), since July 2015 and MedyMatch Ltd. since December 2014. Mr. Machover served as Chief Executive Officer at Enhanced Surface Dynamics Inc. (Wellsense) from January 2013 to April 2014. He was the VC Partner at Meditech Advisors LLC from January 2003 to August 2011. Mr. Machover previously held various business development and M&A positions at GE Capital in the U.S., Europe and Asia from 1989 until May 2010, and led integrations into GE's Israeli operations, having been named the National Executive for General Electric Israel, overseeing all of GE's activities in Israel. Mr. Machover holds a BS in Business Communications from Emerson College, Boston, Massachusetts, and MBA in Finance and Marketing from Boston College.

Efrat Venkert has been serving as a member of our Board since September 2013. Ms. Venkert is the owner of a law firm specializing in legal advice to companies and in business law. From 2009 to 2010, Ms. Venkert served as a member of an advisory group advising to the Government Investigation Committee for the water sector. From 2007 to 2009, Ms. Venkert served as the chairperson secretary of the Steering Committee, and Chairperson Manager of the Ministry of Justice and Ministry of Welfare pilot project on the subject of changes in the legislation of minors’ participation in legal proceedings and from 2004 to 2008 Ms. Venkert served as a lecturer in the Law Faculty of the University of Haifa. Ms. Venkert holds an LL.B. from Hebrew University, Jerusalem, Israel and an MBA from Haifa University, Haifa, Israel. Ms. Venkert is a Certified Mediator of ICNM, a graduate of the Companies Secretary Course of the Israel Management Center, and a graduate of Directors’ Course, Lahav, Tel-Aviv University, Israel.

Yuval Yanai was appointed by our Board to serve as a member of our Board since February 2018. Mr. Yanai currently serves as a member of the board of directors of Mazor Robotics Ltd. (NASDAQ:MZOR; TASE:MZOR), Check-Cap Ltd. (NASDAQ:CHEK) and Clal Biotechnology Ltd. (TASE:CBI). Mr. Yanai also serves as a director of Hadassah Medical Center and Standard & Poors Maalot, Efranat Ltd., Endobetix Ltd., Nobio Ltd. and as the chairman of the Israeli Fund for UNICEF. Mr. Yanai served as Senior Vice President and Chief Financial Officer of Given Imaging Ltd. from September 2005 through March 2014. Prior to that, from October 2000 through August 2005, Mr. Yanai served as Senior Vice President and Chief Financial Officer of Koor Industries Ltd. (TASE:KOOR), and from April 1998 to September 2000, Mr. Yanai served as Vice President and Chief Financial Officer of NICE Systems Ltd. (NASDAQ:NICE; TASE:NICE). Mr. Yanai holds a B.A. degree in Accounting and Economics from Tel-Aviv University.

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

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2017:

Name and Position	Salary(1)	Bonus	Equity-Based Compensation(2)	All other compensation(3)	Total
	U.S. Dollars in thousands
Christopher (Chris) Rowland Chief Executive Officer	347	120	11	-	478
Minelu (Menashe) Sonnenschein VP, Israel Operations	165	34	7	27	233
Yaron Silberman VP, Sales and Marketing	149	32	7	20	208
Oded Yatzkan Chief Financial Officer	155	38	6	17	216
Amir Govrin VP, Research and Development	146	24	5	16	191

(1)	Salary includes the office holders gross salary plus payment of social benefits made by us on behalf of such office holder. Such benefits may include, to the extent applicable to the office holder, payments, contributions and/or allocations for savings funds (such as managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(2)	Represents the equity-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2017, based on the option’s fair value, calculated in accordance with accounting guidance for equity-based compensation.

(3)	Includes car expenses.

The aggregate compensation paid by us to our executive officers for the year ended December 31, 2017 was approximately $1.4 million. This amount includes set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, car expenses and value of the ordinary shares underlying the options representing accounting expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

As of December 31, 2017, the total amount set aside as an actuarial estimate by the Company to provide post-employment benefits for our office holders was approximately $42,000.

Compensation of Directors

Under the Companies Law and the rules and regulations promulgated thereunder, our directors are entitled to fixed annual compensation and to an additional payment for each meeting attended. We currently pay Mr. Eitan Machover, Ms. Efrat Venkert and Mr. Yuval Yanai an annual fee of NIS 37,115 and a per meeting fee of NIS 1,860, and pay Mr. Doron Birger, our chairman of the board of directors, an annual fee of NIS 37,115 and a per meeting fee of NIS 2,480, all in accordance with the director fees allowed pursuant to applicable regulations under the Companies Law, as applicable to the Company. We currently do not pay Mr. Christopher Rowland any cash fees for his service as a director. The aggregate amount paid by us to our directors for the year ended December 31, 2017, was approximately $71,000.

In addition, during 2017 we granted each of Mr. Doron Birger, Mr. Eitan Machover and Ms. Efrat Venkert options to purchase up to 750,000 ordinary shares of the Company with the following terms: (i) the vesting schedule of the options shall be over a four (4) year period with a one fourth of such options vest on each anniversary of the grant, (ii) the term of the options shall be of six (6) years after the grant date, unless they have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company, (iii) the exercise price of the options is NIS 0.162 per ordinary share, and (iv) acceleration upon the closing of a material transaction, resulting in change of control.

Equity Based Compensation of our Executive Officers and Directors

As of March 15, 2018, options to purchase 7,839,000 of our ordinary shares were outstanding and held by current executive officers and directors (consisting of nine persons) with an average exercise price of NIS 0.72 per ordinary share, of which, options to purchase 618,250 of our ordinary shares are currently exercisable or exercisable within 60 days as of March 15, 2018. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” in this annual report on Form 20-F.

Employment Agreements

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding non-competition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them to the fullest extent permitted by law to the extent that these liabilities are not covered by directors and officers insurance.

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

On September 29, 2013, our shareholders approved a grant of options under the 2013 Share Option and Incentive Plan exercisable into 450,000 of our ordinary shares to Mr. Rowland, for an exercise price of NIS 8.3 per share, of which 3,200,000 options vest over a period of 24 months, commencing one year following the start of his employment, 650,000 options vested on June 30, 2014, following achievement of goals set by the board of directors, and the remaining 650,000 options were to vest on February 1, 2015, subject to achieving the goals set by the board of directors, and the latter 650,000 options expired on March 31, 2015 following a decision by the board of directors. The options granted will expire at the earliest of: (a) following 5 years from the start date of the agreement; (b) 180 days from the date Mr. Rowland’s employment shall end or he shall resign; or (c) immediately following the dismissal of Mr. Rowland, for various causes. In addition, options not vested by the termination of Mr. Rowland’s employment agreement shall expire at such date.

On December 29, 2015, our shareholders approved a grant of options under the 2013 Share Option and Incentive Plan to purchase 100,000 of our ordinary shares to Mr. Rowland, for an exercise price of NIS 2.05, which vest annually in four equal parts over four years. The options granted will expire at the earliest of: (a) 6 years following the grant date; or (b) at the time at which the options expire pursuant to the terms of 2013 Share Option and Incentive Plan. In addition, options not vested by the termination of Mr. Rowland’s employment agreement shall expire at such date.

On August 15, 2017, our shareholders approved a grant of options to purchase up to 1,750,000 ordinary shares of the Company with the following terms: (i) the vesting schedule of the options shall be over a four (4) year period with a one fourth of such options vest on each anniversary of the grant, (ii) the term of the options shall be of six (6) years after the grant date, unless they have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company, (iii) the exercise price of the options is NIS 0.162 per ordinary share, and (iv) acceleration upon the closing of a material transaction, resulting in change of control.

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

Under our articles of association, our board of directors must consist of at least three and not more than 12 directors, not including two external directors appointed as required under the Companies Law. Our board of directors currently consists of five members, none of which are external directors, including our non-executive chairman of the board of directors, which is also appointed by the general meeting of our shareholders. Our directors are elected at the annual general meeting of our shareholders by a simple majority. Because our ordinary shares do not have cumulative voting rights in the election of directors, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors. The general meeting of our shareholders may resolve, at any time, by an ordinary majority resolution prior to the termination of his respective term of service and it may appoint another director in his place, provided that the director was given a reasonable opportunity to state his case before the general meeting.

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

According to the Companies Law, the board of directors of a public company must determine the minimum number of board members that should have financial and accounting expertise while considering, among other, the nature of the company, its size, the scope and complexity of its operations and the number of directors stated in the articles of association. Our board of directors resolved that the minimum number of board members that need to have financial and accounting expertise is one and that Mr. Doron Birger, Mr. Eitan Machover and Mr. Yuval Yanai have accounting and financial expertise as required under the Companies Law.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the Nasdaq Capital Market, are required to appoint at least two external directors. External directors must meet certain independence criteria to ensure that they are unaffiliated with the company and its controlling shareholder, as well certain other criteria. External directors are elected for three-year terms in accordance with specific rules set forth in the Companies Law and the regulations promulgated thereunder and may be removed from office only under limited circumstances. Under the Companies Law, each committee of a company’s board of directors that is authorized to exercise powers of the board of directors is required to include at least one external director, and all external directors must be members of the company’s audit committee and compensation committee.

Pursuant to regulations promulgated under the Companies Law, companies with shares traded on a U.S. stock exchange, including the Nasdaq Capital Market, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, effective of June 28, 2017, we have “opted out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors.

Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on a U.S. stock exchange, including the Nasdaq Capital Market, and (iii) we comply with the director independence requirements, the audit committee and the compensation committee composition requirements, under U.S. laws (including applicable Nasdaq Rules) applicable to U.S. domestic issuers.

Alternate directors

Our articles of association provide, as allowed by the Companies Law, that any director may, by written notice to us, appoint another person who is qualified to serve as a director to serve as an alternate director and to terminate such appointment. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director. Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors as long as he or she is not already serving as a member of such committee.

Board committees

The board of directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees, each consisting of one or more directors (except the audit and compensation committees, as described below), and it may, from time to time, revoke such delegation or alter the composition of any such committees. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee and compensation committee are described below.

Audit committee

Our audit committee is currently comprised of Ms. Efrat Venkert, Mr. Eitan Machover, Mr. Doron Birger and Mr. Yuval Yanai. Ms. Efrat Venkert acts as the chairperson of our audit committee.

Companies Law Requirements

Under the Companies Law, our board of directors is required to appoint an audit committee, which is responsible, among others, for:

(i)	determining whether there are deficiencies in the business management practices of our Company, including in consultation with our internal auditor or the independent auditor, and making recommendations to our board of directors to improve such practices;

(ii)	determining the approval process for transactions that are ‘non-negligible’ (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

(iii)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law. See “— Fiduciary duties and approval of specified related party transactions and compensation under Israeli law".

(iv)	where the board of directors approves the working plan of the internal auditor, to examine such working plan before its submission to our board of directors and proposing amendments thereto;

(v)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

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

Nasdaq requirements

Under the NASDAQ corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ corporate governance rules. Our board of directors has determined that each of Mr. Doron Birger, Mr. Eitan Machover and Mr. Yuval Yanai is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the NASDAQ Marketplace Rules.

Each of the members of the audit committee is required to be “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Audit committee role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the Nasdaq Rules, which include, among others:

●	retaining and terminating our independent auditors, subject to the ratification of the board of directors, and in the case of retention, to that of the shareholders;

●	pre-approving of audit and non-audit services and related fees and terms, to be provided by the independent auditors;

●	overseeing the accounting and financial reporting processes of our company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

●	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

●	recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor's engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor.

●	reviewing with our general counsel and/or external counsel, as deem necessary, legal and regulatory matters that could have a material impact on the financial statements;

●	identifying irregularities in our business administration, inter alia, by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors; and

●	reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the company and officers and directors, or affiliates of officers or directors, or transactions that are not in the ordinary course of the company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law.

The audit committee charter states that in fulfilling its obligations, the committee is entitled to demand from us any document, file, report or any other information that is required for the fulfillment of its roles and duties and to interview any of our employees or any employees of our subsidiaries in order to receive more details about his or her line of work or other issues that are connected to the roles and duties of the audit committee.

Compensation Committee

Our compensation committee is currently comprised of Ms. Efrat Venkert, Mr. Eitan Machover and Mr. Doron Birger. Mr. Eitan Machover acts as the chairperson of our compensation committee.

Companies Law requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee which roles are, among others, as follows:

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

Nasdaq requirements

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee consistent with the Nasdaq Rules, which include among others:

●	recommending to the our board of directors for its approval a compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications to the committee deems appropriate, including as required under the Companies Law;

●	reviewing and approving the granting of options and other incentive awards to the chief executive officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers, including evaluating their performance in light of such goals and objectives;

●	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and

●	administer the our equity-based compensation plans, including without limitation to approve the adoption of such plans, to amend and interpret such plans and the awards and agreements issued pursuant thereto, and to make awards to eligible persons under the plans and determine the terms of such awards.

The compensation committee is also authorized to retain and terminate compensation consultants, legal counsel or other advisors to the committee and to approve the engagement of any such consultant, counsel or advisor, to the extent it deems necessary or advisable.

Our board of directors has determined that each member of our compensation committee is independent under the Nasdaq Rules, including the additional independence requirements applicable to the members of a compensation committee.

Compensation policy

Under the Companies Law, companies incorporated under the laws of the State of Israel, whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as us, are required to adopt a policy governing the compensation of “office holders” (as defined in the Companies Law). Following the recommendation of our compensation committee and approval by our board of directors, our shareholders approved our current compensation policy at our annual general meeting of shareholders held on December 29, 2015. Our compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either:

●	such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement and who are present and voting (excluding abstentions); or

●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement, does not exceed 2% of the company’s aggregate voting rights.

Such majority determined in accordance with the majority requirement described above is hereinafter referred to as the Compensation Special Majority Requirement.

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

Investment Committee

Our investment committee consists of three directors, Ms. Efrat Venkert, Mr. Eitan Machover and Mr. Doron Birger. Mr. Eitan Machover acts as the chairperson of our investment committee. The investment committee’s duties include reviewing and making recommendations to the board of directors regarding the company’s investment policies, hedging policy and other banking related matters.

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

Disclosure of Compensation of Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our chief executive officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis. Under the Companies Law and the regulations promulgated thereunder we are required to disclose the annual compensation of our five most highly compensated office holders on an individual basis, rather than on an aggregate basis. This disclosure will not be as extensive as that required of a U.S. domestic issuer. As of the date of this annual report we only employ four office holders.

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

Chief executive officer. Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders by the Compensation Special Majority Requirement. However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed reasoning for their decision. The approval of each of the compensation committee and the board of directors must be in accordance with the company’s stated compensation policy; however, under special circumstances, the compensation committee and the board of directors may approve compensation terms of a chief executive officer that are inconsistent with the company’s compensation policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained by the Compensation Special Majority Requirement. In addition, the compensation committee may resolve that the shareholder approval is not required for the approval of the engagement terms of a candidate to serve as the chief executive officer, if the compensation committee determines that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company, and that subjecting the approval to a shareholder vote would impede the company’s ability to attain the candidate to serve as the company’s chief executive officer.

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

Number of Employees

As of December 31, 2017, we employed 27 employees: 26 in Israel, and one, our Chief Executive Officer, in the United States by our U.S. subsidiary, Medigus USA LLC.

Distribution of Employees

The following is the distribution of our employees (including those employed by our subsidiary) by areas of engagement and geographic location:

	As of December 31,
	2017	2016	2015
Numbers of employees by category of activity
Management and administrative	6	9	9
Research and development	6	8	12
Operations	6	8	13
Sales and marketing	3	2	9
Production	6	8	12
Total workforce	27	35	55

Numbers of employees by geographic location
Israel	26	34	47
Europe	-	-	1
United States	1	1	7
Total workforce	27	35	55

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

2013 Share Option and Incentive Plan

In August 2013, our board of directors approved and adopted our 2013 Share Option and Incentive Plan, or the 2013 Plan, which expires in August 2023. The 2013 Plan provides for the issuance of shares and the granting of options, restricted shares, restricted share units and other share-based awards to employees, directors, officers, consultants, advisors, and service providers of us and our U.S. Subsidiary. The Plan provides for awards to be issued at the determination of our board of directors in accordance with applicable law. As of March 15, 2018, there were 4,112,200 ordinary shares reserved under the 2013 Plan and 12,587,800 ordinary shares issuable upon the exercise of awards issued under the 2013 Plan:

Plan	Number of options outstanding – March 15, 2018	exercise price per one ordinary share (NIS)	Number of shares issuable upon the exercise	Expiration date
Series C	3,850,000	8.3	385,000	September 30, 2018
Series D	1,640,000	5.37	164,000	July 17, 2020
Series F	408,800	2.05	408,800	December 29, 2021
Series K	11,630,000	0.162	11,630,000	October 17, 2023

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

Series B Option Plan

In February 2012, we adopted our Series B Option Plan. Our directors, officers, employees and certain consultants and dealers were eligible to participate in this plan. As of March 15, 2018, there were 68,000 ordinary shares issuable upon the exercise of outstanding options under the plan. These options have an expiration date of April 23, 2018. No additional options will be issued under this plan. Israeli grantees who were directors, officers and employees could be granted options under the plan that would qualify for special tax treatment under the Capital Gains Route. This plan was submitted to the ITA as required by applicable law. The exercise price for the Series B Options is NIS 6.8 per share, linked to the consumer price index as of February 6 of each calendar year following the grant of the Series B Options, compared to the known consumer price index as of February 6 of the previous calendar year or as of the date of grant. If the rate of increase of the consumer price index is higher than 3%, the exercise price is increased by the difference between 3% and the rate of increase of the consumer price index.

Series A Option Plan

In August 2011, we adopted our Series A Option Plan. Our directors, officers, employees and certain consultants and dealers were eligible to participate in this plan. As of March 15, 2018, there were 10,000 ordinary shares issuable upon the exercise of outstanding options under the plan. These options have an expiration date of April 23, 2018. No additional options will be issued under this plan. Israeli grantees who were directors, officers and employees could be granted options under the plan that would qualify for special tax treatment in Israel. This plan was submitted to the ITA, as required by applicable law. The exercise price for the Series A Options is NIS 9.1per share, linked to the consumer price index as of August 1 of each calendar year following the grant of the Series A Options, compared to the known consumer price index as of August 1 of the previous calendar year or as of the date of grant. If the rate of increase of the consumer price index is higher than 3%, the exercise price is increased by the difference between 3% and the rate of increase of the consumer price index.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 15, 2018 (unless otherwise noted below), the beneficial ownership of our ordinary shares by:

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

As of March 15, 2018, there was no person or entity known by us to own 5% or more of our outstanding ordinary shares.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of March 15, 2018, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 191,785,784 ordinary shares outstanding as of March 15, 2018.

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

As of March 15, 2018, there was one shareholder of record of our ordinary shares, which was located in Israel. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as the shares of all shareholders for a publicly traded company such as ours which is listed on the Tel Aviv Stock Exchange are recorded in the name of our Israeli share registrar, Bank Hapoalim Registration Company Ltd.

Unless otherwise noted below, each beneficial owner’s address is Medigus Ltd., Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel.

Our principal shareholders do not have different or special voting rights.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Directors and executive officers
Christopher (Chris) Rowland	*	*
Oded Yatzkan	*	*
Minelu (Menashe) Sonnenschein	*	*
Yaron Silberman	*	*
Amir Govrin	*	*
Doron Birger	*	*
Eitan Machover	*	*
Efrat Venkert	*	*
Yuval Yanai	-	-

All directors and executive officers as a group (nine persons)(1)	1,438,349	*	%

*	less than 1%.

(1)	Consists of 613,099 ordinary shares and options to purchase 825,250 ordinary shares currently exercisable or exercisable within 60 days as of March 15, 2018.

Significant Changes in Percentage Ownership by Major Shareholders

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years have been: (i) the increase in the percentage of ownership held by Orbimed Israel GP Ltd. above 5% as of 2013 and 2014, and the decrease in the percentage of ownership in 2015, 2016 and in 2017; (ii) the increase in the percentage of ownership held by Migdal Insurance & Financial Holdings Ltd. above 5% as of 2014 and the decrease in the percentage of ownership in 2015, 2016 and in 2017 below 5%; (iii) the increase in the percentage of ownership held by Senvest Management LLC above 5% as of 2013, 2014, 2015 and 2016, and the decrease in the percentage of ownership in 2017 below 5%; (iv) the increase in the percentage of ownership held by Oren Dan above 5% as of 2012, and the decrease in the percentage of ownership in 2013, 2014, 2015, 2016 and 2017 below 5%; (v) the increase in the percentage of ownership held by Armistice Capital Master Fund Ltd. above 5% as of 2014, and the decrease in the percentage of ownership in 2015, 2016 and 2017 below 5%; (vi) the increase in the percentage of ownership held by Sabby Healthcare Master Fund Ltd. and Sabby Volatility Warrant Master Fund, Ltd. above 5% as of 2016 and 2017, and the decrease in the percentage of ownership in 2018 below 5%; and (vii) the increase in the percentage of ownership held by Empery Asset Management LP above 5% as of 2016 and 2017, and the decrease in the percentage of ownership in 2018 below 5%.

B.	Related Party Transactions

Employment Agreements

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding non-competition, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them to the fullest extent permitted by law to the extent that these liabilities are not covered by directors and officers insurance.

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

We currently have directors’ and officers’ liability insurance policy providing total coverage of $12 million for the benefit of all of our directors and officers, in respect of which we are charged a twelve-month premium of $80,000, and which includes a deductible of up to $50,000 per claim, other than securities related claims filed in the United States or Canada, for which the deductible shall not exceed $350,000.

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

See “Item 18. Financial Statements.”

Export Sales

The following table presents total export sales for each of the fiscal years indicated (USD, in thousands):

	For the year ended December 31,
	2017	2016	2015
Total export sales*	445	430	624
as a percentage of total revenues	95%	78%	100%

*	Export sales, as presented, are defined as sales to customers located outside of Israel.

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

On March 30, 2016, a former secretary and internal legal advisor filed a lawsuit against us and our chief executive officer. The lawsuit notes several claims, among which is that the employee was wrongfully terminated. On July 19, 2017, we have entered into a settlement agreement with our former secretary and internal legal advisor in consideration for him dismissing his claims against us.

Following a withholding tax audit in Israel conducted on October 6, 2016, we are deemed to be in debt of approximately NIS 2.7 million (which is approximately $0.8 million based on the exchange rate as of March 15, 2018) of additional withholding taxes, including penalties and interest. It is our management’s opinion, based on the assessment of our legal counsel, that the chances for the claims being dismissed are more likely than not.

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

	NIS Price Per Ordinary Share*		USD Price Per Ordinary Share*
	High	Low	High	Low
Annual:

2018 (until March 15, 2018)	0.12	0.09	0.04	0.03
2017	0.63	0.09	0.17	0.03
2016	2.23	0.47	0.58	0.12
2015	5.89	0.26	0.71	1.48
2014	6.73	1.50	1.93	0.39
2013	11.30	5.61	2.99	1.59

Quarterly:

First Quarter 2018 (until March 15, 2018)	0.12	0.09	0.04	0.03
Fourth Quarter 2017	0.17	0.09	0.05	0.03
Third Quarter 2017	0.19	0.14	0.05	0.04
Second Quarter 2017	0.26	0.15	0.07	0.04
First Quarter 2017	0.63	0.23	0.17	0.06
Fourth Quarter 2016	1.19	0.47	0.31	0.12
Third Quarter 2016	2.23	0.65	0.58	0.17
Second Quarter 2016	1.42	0.74	0.38	0.19
First Quarter 2016	1.87	1.26	0.48	0.32

Most Recent Six Months:

March (until March 15, 2018)	0.10	0.09	0.03	0.02
February 2018	0.10	0.09	0.03	0.03
January 2018	0.12	0.09	0.04	0.03
December 2017	0.12	0.09	0.03	0.03
November 2017	0.16	0.12	0.05	0.03
October 2017	0.17	0.15	0.05	0.04
September 2017	0.16	0.14	0.05	0.04

On March 15, 2018, the last reported sale price of our ordinary shares on the TASE was NIS 0.096 per share, or approximately $0.03 per share (based on the exchange rate reported by the Bank of Israel for such date). On March 15, 2018, the exchange rate of the NIS to the dollar was $1.00 = NIS 3.434 as reported by the Bank of Israel.

ADSs

Our ADSs commenced trading on the NASDAQ under the symbol “MDGS” on August 5, 2015. Each ADS represents 50 ordinary shares.

The following table sets forth, for the periods indicated, the reported high and low sale prices of the ADSs on the NASDAQ in U.S. dollars.

	U.S. $ Price Per ADS*
	High	Low
Yearly:

2018 (until March 15, 2018)	1.71	1.23
2017	10.7	1.25
2016	32.5	5.23
2015 (commencing August 5, 2015)	51.7	25.1

Quarterly:

First Quarter 2018 (until March 15, 2018)	1.71	1.23
Fourth Quarter 2017	3.18	1.25
Third Quarter 2017	2.94	1.84
Second Quarter 2017	3.35	2.03
First Quarter 2017	10.7	2.91
Fourth Quarter 2016	17.8	5.23
Third Quarter 2016	32.5	7.63
Second Quarter 2016	19.0	10.1
First Quarter 2016	26.80	15.0

Most Recent Six Months:

March 2018 (until March 15, 2018)	1.48	1.25
February 2018	1.50	1.23
January 2018	1.71	1.32
December 2017	1.73	1.25
November 2017	3.18	1.55
October 2017	2.47	2.13
September 2017	2.58	1.85

*	price per ADS adjusted to reflect (i) the 10:1 reverse share split and the change in the ratio of ordinary shares per ADS to five deposited ordinary shares per ADS effected on November 6, 2015, and (ii) retroactively the change in the ratio of ordinary shares per ADS from five deposited ordinary shares per ADS to 50 deposited ordinary shares per ADS effected on March 15, 2017.

On March 15, 2018, the last reported sale price of the ADS on the NASDAQ was $1.39 per ADS.

For a description of the ADSs, see “Item 12. Description of Securities Other Than Equity Securities – D. American Depositary Shares.”

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

Our authorized share capital consists of 800,000,000 ordinary shares, par value NIS 0.10 per share. As of March 15, 2018, we had 191,785,784 ordinary shares issued and outstanding. All of our outstanding ordinary shares have been fully paid and non-assessable. Holders of paid-up ordinary shares are entitled to participate equally in the payment of dividends and other distributions and, in the event of liquidation, in all distributions after the discharge of liabilities to creditors. Our ordinary shares are not redeemable.

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

Options

As of March 15, 2018, options to purchase an aggregate of 12,665,800 ordinary shares have been granted under our share option plans. See “Item 4. Information on the Company - B. Business Overview – E. Share Ownership.”

Warrants

As of March 15, 2018, the following warrants are outstanding:

●	Warrants publicly traded on the TASE to purchase an aggregate of 3,526,250 ordinary shares at an exercise price per ordinary share of NIS 5.32, approximately $1.55. These warrants expire on July 8, 2018;

●	Unregistered warrants to purchase an aggregate of 3,955 ADSs at an exercise price per ADS of $14.375. These warrants expire on September 8, 2021.

●	Unregistered warrants to purchase an aggregate of 41,864 ADSs at an exercise price per ADS of $9.0. These warrants expire on June 6, 2022.

●	Unregistered warrants to purchase an aggregate of 3,987 ADSs at an exercise price per ADS of $7.37. These warrants expire on December 6, 2021.

●	Warrants to purchase an aggregate of 2,142,858 ADSs at an exercise price per ADS of $3.50. These warrants expire on March 29, 2022.

●	Warrants to purchase an aggregate of 150,000 ADSs at an exercise price per ADS of $4.375. These warrants expire on March 29, 2022.

●	Unregistered warrants to purchase an aggregate of 405,000 ADSs at an exercise price per ADS of $2.25. These warrants expire on May 27, 2023.

●	Unregistered warrants to purchase an aggregate of 56,700 ADSs at an exercise price per ADS of $2.50. These warrants expire on November 24, 2022.

B.	Memorandum and Articles of Association

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

Election of Directors

Under our articles of association, our board of directors must consist of at least three and not more than 12 directors, not including two external directors appointed as required under the Companies Law. Our board of directors currently consists of five members, none of which are external directors, including our non-executive chairman of the board of directors, which is also appointed by the general meeting of our shareholders. Our directors are elected at the annual general meeting of our shareholders by a simple majority. Because our ordinary shares do not have cumulative voting rights in the election of directors, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors. The general meeting of our shareholders may resolve, at any time, by an ordinary majority resolution prior to the termination of his respective term of service and it may appoint another director in his place, provided that the director was given a reasonable opportunity to state his case before the general meeting.

In addition, our articles of association allows our board of directors to appoint new directors to fill vacancies on the board of directors to serve until the subsequent annual general meeting of our shareholders, provided, that the number of directors shall not exceed 12 directors. For further information on the election and removal of directors see “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

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

Transfer agent and registrar

Our transfer agent and registrar is the Depositary for the ADSs, Bank of New York Mellon, and its address is 101 Barclay Street, 22W New York, NY 10286.

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

Securities Purchase Agreement, November 24, 2017

On November 24, 2017, we entered into a securities purchase agreements as part of an offering of our ADSs pursuant to our shelf registration statement in the United States. As part of the offering we issued a total of 810,000 of our ADSs representing a total of 40,500,000 ordinary shares, at a purchase price of US$2.00 per ADS, and warrants to purchase up to a total of 405,000 ADSs representing 20,250,000 ordinary shares, at an initial exercise price of $2.25 per ADS, in a concurrent private placement. In addition, as part of such offering, we issued to H.C. Wainwright & Co., acting as placement agent in our offering, warrants to purchase up to an aggregate of 56,700 ADSs representing 2,835,000 ordinary shares, with an exercise price of $2.5 per ADS. Pursuant to the engagement letter executed with H.C. Wainwright & Co. relating to the offering, we agreed to provide the placement agent with the right of first refusal, expiring on the twelve month anniversary following the closing of the offering, if we or our subsidiaries decide to raise funds by means of a public offering or a private placement of equity or debt securities using an underwriter or placement agent in the U.S.

Securities Purchase Agreement, dated March 24, 2017

On March 24, 2017, we entered into a securities purchase agreements as part of an offering of our ADSs pursuant to a registration statement in the United States. As part of the offering we issued a total of 979,714 Class A Units at a purchase price per unit of $3.50 and of 1,163,144 Class B Units at a purchase price per unit of $3.49. Each Class A unit consists of (i) one American Depositary Share, or ADS, and (ii) one Series A warrant to purchase one ADS, and each Class B unit consists of (i) one pre-funded warrant to purchase one ADS, and (ii) one Series A warrant to purchase one ADS. The Series A warrants have a term of five years, and are exercisable immediately (or, at the election of the purchaser, six months following the issuance date) and have an exercise price of $3.50 per ADS. The pre-funded warrants are exercisable immediately until exercised in full and have an exercise price of $0.01 per ADS. In addition, as part of such offering, we issued to Rodman & Renshaw, a unit of H.C. Wainwright & Co., acting as placement agent in our offering, warrants to purchase up to an aggregate of 150,000 ADSs representing 7,500,000 ordinary shares, with an exercise price of $4.375 per ADS. Pursuant to the engagement letter executed with Rodman & Renshaw relating to the offering, we agreed to provide the placement agent with the right of first refusal, expiring on the twelve month anniversary following the closing of the offering, if we or our subsidiaries decide to raise funds by means of a public offering or a private placement of equity or debt securities using an underwriter or placement agent in the United States.

Securities Purchase Agreement, November 30, 2016

On November 30, 2016, we entered into a securities purchase agreements as part of an offering of our ADSs pursuant to our shelf registration statement in the United States. As part of the offering we issued a total of 113,917 of our ADSs representing a total of 5,695,850 ordinary shares, at a purchase price of US$6.7 per ADS, and warrants to purchase up to a total of 39,871 ADSs representing 1,993,550 ordinary shares, at an initial exercise price of $9.00 per ADS, in a concurrent private placement. In addition, as part of such offering, we issued Rodman and Renshaw, a unit of H.C. Wainwright & Co, LLC, acting as placement agent warrants to purchase up to an aggregate of 3,987 ADSs representing 199,355 ordinary shares, with an exercise price of $7.37 per ADS. Pursuant to the engagement letter executed with the placement agent, Rodman & Renshaw, relating to the offering, we agreed to provide the placement agent with the right of first refusal, expiring on the twelve month anniversary following the closing of the offering, if we or our subsidiaries decide to raise funds by means of a public offering or a private placement of equity or debt securities using an underwriter or placement agent in the U.S.

Securities Purchase Agreement, dated September 8, 2016

On September 8, 2016, we entered into a securities purchase agreements as part of an offering of our ADSs pursuant to our shelf registration statement in the United States. As part of the offering we issued a total of 128,000 of our ADSs representing a total of 6,400,000 ordinary shares, at a purchase price of US$11.50 per ADS. In addition, as part of such offering, we issued to Roth Capital Partners, LLC, acting as the lead placement agent, and Maxim Group LLC, acting as the co-placement agent warrants to purchase up to an aggregate of 3,955 ADSs representing 197,750 ordinary shares, with an exercise price of $14.375 per ADS.

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

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax on their taxable income at the rate of 23% of a company’s taxable income as of 2018 tax year (in 2017 the taxable income rate was 24%). However, the effective tax rate payable by a company that derives income from a Benefited Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel, of which 90% or more of its income in the tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it and located in Israel. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial activity.

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

we may qualify as an Industrial Company and may be eligible for the benefits described above.

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

From time to time we may apply the IIA for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

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

The 2005 Amendment provides that Approved Enterprise status will only be necessary for receiving cash grants. As a result, it was no longer necessary for a company to obtain Approved Enterprise status in order to receive the tax benefits previously available under the alternative benefits track. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the amendment. Companies are entitled to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Investment Law, as amended

In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all of the conditions, including exceeding a minimum investment amount specified in the Investment Law. Such investment allows a company to receive “Benefited Enterprise” status, and may be made over a period of no more than three years that will end at the year in which the company requested to have the tax benefits apply to its Benefited Enterprise. Where the company requests to apply the tax benefits to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage of the value of the company’s production assets before the expansion.

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

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations — 0% (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply), (ii) Israeli resident individuals — 20%, and (iii) non-Israeli residents — 20%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

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

Real Gain derived by corporations will be generally subject to a corporate tax rate of 24% in 2017 and 23% as of 2018.

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income — 23% for corporations as of 2018 and a marginal tax rate of up to 47% in 2018 for individuals.

Notwithstanding the foregoing, capital gain derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange (this condition will not apply to shares purchased on or after January 1, 2009), (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed, (iii) if the seller is a corporation, no more than 25% of its means of control are held, directly and indirectly, by an Israeli resident shareholders, and there is no Israeli Resident that is entitled to 25% or more of the revenues or profits of the corporation directly or indirectly. In addition, such exemption would not be available to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

In addition, the sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power at any time within the 12 month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel. In each case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Double Tax Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S-Israel Double Tax Treaty does not provide such credit against any U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held is obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the Real Gain at the rate of up to 25%.

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

Dividends

We have never paid cash dividends. A distribution of dividend by our company from income attributed to a Benefited Enterprise will generally be subject to withholding tax in Israel at a rate of 15% unless a reduced tax rate is provided under an applicable tax treaty. A distribution of dividend by our company from income attributed to a Preferred Enterprise (if the company will be entitled to tax benefits of a Preferred Enterprise) will generally be subject to withholding tax in Israel at the following tax rates: Israeli resident individuals — 20%; Israeli resident companies — 0%; Non-Israeli residents — 20%, subject to a reduced rate under the provisions of any applicable double tax treaty. A distribution of dividends from income, which is not attributed to a Preferred Enterprise or a Benefited Enterprise to an Israeli resident individual, will generally be subject to withholding tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of distribution or at any time during the preceding 12 months period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from withholding tax provided the income from which such dividend is distributed was derived or accrued within Israel and was subject to tax in Israel.

The Ordinance provides that a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12 months period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty. Thus, under the U.S.-Israel Double Tax Treaty the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting share capital of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends — the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise or a Benefited Enterprise — the tax rate is 15% and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% as of 2017 on annual income exceeding a certain threshold (NIS 640,000 for 2017 and thereafter, linked to the annual change in the Israeli Consumer Price Index), including, but not limited to income derived from, dividends, interest and capital gains.

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

This discussion is based on the tax laws of the United States, including the Code, as in effect on the date hereof and on U.S. Treasury regulations as in effect or, in some cases, as proposed, on the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the IRS will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our shares or that such a position would not be sustained. This summary does not address any estate or gift tax consequences, the alternative minimum tax, the Medicare tax on net investment income or any state, local, or non-U.S. tax consequences.

The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

●	banks;

●	certain financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark to market;

●	certain former citizens or residents of the United States;

●	tax-exempt entities;

●	persons holding our ordinary shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting share capital;

●	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

●	persons who acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

●	S-corporation and partnerships, including entities classified as partnerships for U.S. federal income tax purposes.

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

Passive Foreign Investment Company

Based on our anticipated income and the composition of our income and assets, there is a significant risk that we will be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes at least until we start generating a substantial amount of active revenue. However, because PFIC status is a factual determination based on actual results for the entire taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will generally be a PFIC for U.S. federal income tax purposes for any taxable year after applying certain look-through rules with respect to the income and assets of subsidiaries if either:

●	at least 75% of its gross income for such year is passive income (such as interest income); or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our shares.

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

If we are a PFIC for any taxable year during which you hold our ordinary shares, we generally will continue to be treated as a PFIC with respect to your investment in our ordinary shares for all succeeding years during which you hold our ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to our ordinary shares. If such election is made, you will be deemed to have sold our ordinary shares you hold at their fair market value on the last day of the last taxable year in which we were a PFIC, and any gain from such deemed sale would be subject to taxation under the excess distribution regime described below. After the deemed sale election, your ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect our ordinary shares will be listed on NASDAQ. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs we own, you generally will continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. The NASDAQ is a qualified exchange, but there can be no assurance that the trading in our ordinary shares will be sufficiently regular to qualify our ordinary shares as marketable stock. You should consult your tax advisor as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs. Alternatively, if a non-U.S. entity treated as a corporation is a PFIC, a holder of shares in that entity may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election to include in its income, on a current basis: (1) as ordinary income, its pro rata share of the “ordinary earnings” of the qualified electing fund; and (2) as long-term capital gain, its pro rata share of the “net capital gain” of the qualified electing fund. However, you may make a qualified electing fund election with respect to your ordinary shares only if we furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621. The failure to file this form when required could result in substantial penalties. If we are a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you. You are urged to consult your tax advisor regarding the application of the PFIC rules to the acquisition, ownership and disposition of our ordinary shares.

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

The amount of any distribution paid in a currency other than U.S. dollars will be equal to the U.S. dollar value of such currency on the date such distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of receipt, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the distribution. A U.S. Holder may have foreign currency gain or loss if the foreign currency is converted into U.S. dollars after the date of receipt, depending on the exchange rate at the time of conversion. Any gains or losses resulting from the conversion of foreign currency into U.S. dollars generally will be treated as ordinary income or loss, as the case may be, and generally will be treated as U.S. source. In addition, proposed Treasury regulations (which taxpayers may rely upon pending publication of final regulations) issued on December 18, 2017, provide that certain taxpayers may elect to ‘mark to market’ gain or loss resulting from exchange rate fluctuations. The proposed regulations are complex, and you should consult your tax advisor regarding the availability of the proposed regulations in your particular circumstances. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

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

Taxation of Disposition of Ordinary Shares

Subject to the PFIC rules discussed above, upon a sale or other disposition of ordinary shares, you will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized (including the amount of any tax withheld) and your tax basis in such ordinary shares. If the consideration you receive for our ordinary shares is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if our ordinary shares are treated as traded on an “established securities market” and you are either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If you are an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, you will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date. In addition, proposed Treasury regulations (which taxpayers may rely upon pending publication of final regulations) issued on December 18, 2017 provide that certain taxpayers may elect to ‘mark to market’ gain or loss resulting from exchange rate fluctuations. The proposed regulations are complex, and you should consult your tax advisor regarding the availability of the proposed regulations in your particular circumstances.

Your tax basis in our ordinary shares generally will equal the cost of such ordinary shares. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period determined at the time of such sale, exchange or other disposition for such shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses is subject to significant limitations.

 As mentioned above, to the extent that, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, the U.S holder would be permitted to claim a credit for any such taxes incurred against U.S. federal income tax imposed on any gain from such sale, exchange or disposition, under the circumstances and subject to the limitations specified in the U.S-Israel Double Tax Treaty and U.S. domestic law applicable to foreign tax credit.

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

Information with respect to the Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act, or FATCA, encourages foreign financial institutions to report information about their U.S. account holders (including holders of certain equity interests) to the IRS. Foreign financial institutions that fail to comply with the withholding and reporting requirements of FATCA and certain account holders that do not provide sufficient information under the requirements of FATCA are subject to a 30% U.S. withholding tax on certain payments they receive, including foreign pass-through payments (which may include payments made by us with respect to our shares). The term “foreign pass thru payment” is not currently defined in U.S. Treasury Regulations, and therefore, the future application of FATCA withholding tax on foreign pass-thru payments to holders of shares is uncertain. If a holder of shares is subject to withholding, there will be no additional amounts payable by way of compensation to the holder of such securities for the deducted amount. Holders of shares should consult their own tax advisors regarding this legislation in light of such holder’s particular situation.

Information with respect to Net Investment Income Tax

Certain U.S. Holders who are individuals, estates or trusts may be required to pay an additional 3.8% Net Investment Income Tax, or NIIT, on, among other things, dividends and capital gains from the sale or other disposition of our shares. For individuals, the additional NIIT tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. U.S. Holders will likely not be able to credit foreign taxes against the 3.8% NIIT.

Information with respect to Reporting Requirements

Certain U.S. Holders owning “specified foreign financial assets” may be required to file IRS Form 8938, or Statement of Specified Foreign Financial Assets, with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. The IRS has issued guidance exempting “specified foreign financial assets” held in a financial account from reporting under this provision (although the financial account itself, if maintained by a foreign financial institution, may remain subject to this reporting requirement). The failure to file this form when required could result in substantial penalties. You are urged to consult your tax advisors regarding the application of these requirements to your ownership of our shares.

In addition, certain U.S. Holders may be required to report additional information relating to an interest in our ordinary shares, subject to certain exceptions. You are urged to consult your tax advisors regarding your information reporting obligations, if any, with respect to your ownership and disposition of our ordinary shares.

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

In addition, because our ordinary shares are traded on the TASE, prior to our listing on Nasdaq we have filed Hebrew language periodic and immediate reports with, and furnish information to, the TASE and the ISA, as required under Chapter Six of the Israeli Securities Law, 5768-1968. Copies of our filings with the ISA can be retrieved electronically through the MAGNA distribution site of the ISA (www.magna.isa.gov.il) and the TASE website (www.maya.isa.gov.il). We maintain a corporate website at www.medigus.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F.

E.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

Risk of Interest Rate Fluctuation

Currently, our investments consist primarily of cash and cash equivalents and short-term bank deposits. We follow an investment policy that was set by the investment committee of our board of directors, pursuant to which we currently invest in tradable short term Israeli government loans or bank deposits. Our investments are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. However, given the low levels of interest rates worldwide, our interest income is not material and a further reduction in interest rates would not cause us a significant reduction in the absolute amounts of interest income to us. We manage this exposure by performing ongoing evaluations of our investments. Due to the short-term maturities of our investments to date, their carrying value has always approximated their fair value. It is be our current policy to hold investments to maturity in order to limit our exposure to interest rate fluctuations.

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

Our interest rate risk exposure is in respect to bank deposits, which expose us to risk due to change in fair value interest rates. As of December 31, 2017, these deposits carried relatively low interest rates and under these low interest rates, reasonable changes in interest rates are expected have negligible impact on the fair value of these assets.

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

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	●	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
	●	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.05 (or less) per ADS	●	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	●	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS holders
$0.05 (or less) per ADS per calendar year	●	Depositary services
Registration or transfer fees	●	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares
Expenses of the Depositary	●	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	●	converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	●	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	●	As necessary

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

(b) Management report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Based on the framework in Internal Control - Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

(c) Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2017, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Mr. Birger, Mr. Machover and Mr. Yanai qualifies as an “audit committee financial expert” and that all of them are considered independent under the applicable SEC and Nasdaq Marketplace rules.

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

	Year Ended December 31, 2017	Year Ended December 31, 2016
	(USD in thousands)
Audit fees(1)	160	128
Tax Fees(2)	33	10
Total	193	138

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements. Includes professional fees related to annual tax returns.
(2)	Represents fees paid for tax consulting services.

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

MEDIGUS LTD.

 Report of Independent Registered Public Accounting Firm

To the shareholders of Medigus Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Medigus Ltd. and its subsidiary as of December 31, 2017 and 2016, and the related consolidated statements of loss and other comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2017 including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial doubt about the company’s ability to continue as a going concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1b to the financial statements, the Company has suffered recurring losses from operations and negative cash flows from operating activities. These factors, among others, raise substantial doubt about its ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 1b. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management and board of directors. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kesselman & Kesselman

Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member of PricewaterhouseCoopers International Limited

Tel - Aviv, Israel

March 22, 2018

We have served as the Company’s auditor since 1999.

(Continued) - 1

MEDIGUS LTD.

CONSOLIDATED BALANCE SHEETS

		December 31,
	Note	2017	2016
		USD in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	5	2,828	3,001
Short-term deposit	6	3,498
Accounts receivable, net:
Trade		18	21
Other	7	290	366
Inventory	2(h),8	180	198
		6,814	3,586

NON-CURRENT ASSETS:
Inventory	2(h),8	260	934
Property and equipment, net	9	120	178
Intangible assets		16	26
		396	1,138

TOTAL ASSETS		7,210	4,724

The accompanying notes are an integral part of these consolidated financial statements.

(Concluded) - 2

MEDIGUS LTD.

CONSOLIDATED BALANCE SHEETS

		December 31,
	Note	2017	2016
		USD in thousands

Liabilities and equity

CURRENT LIABILITIES -
Accounts payable and accruals:	11
Trade		190	367
Other		767	967
		957	1,334

NON-CURRENT LIABILITIES:
Long-term advanced payments		118	149
Warrants at fair value	4	559	237
Retirement benefit obligation, net		65	77
		742	463

COMMITMENTS AND CONTINGENT LIABILITIES	12

TOTAL LIABILITIES		1,699	1,797

EQUITY:	13
Ordinary share capital		5,292	1,189
Share premium		55,040	53,817
Other capital reserves		330	200
Warrants		730	1,057
Accumulated deficit		(55,881)	(53,336)
TOTAL EQUITY		5,511	2,927

TOTAL LIABILITIES AND EQUITY		7,210	4,724

The accompanying notes are an integral part of these consolidated financial statements.

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

		Year Ended December 31,
	Note	2017	2016	2015
		USD in thousands

REVENUES	17	467	549	624
COST OF REVENUES:	14
PRODUCTS AND SERVICES		219	176	277
INVENTORY IMPAIRMENT	2(h)	297	-	-
GROSS PROFIT (LOSS)		(49)	373	347
RESEARCH AND DEVELOPMENT EXPENSES	14	2,208	3,655	4,384
SALES AND MARKETING EXPENSES	14	846	2,125	2,680
GENERAL AND ADMINISTRATIVE EXPENSES	14	3,005	3,684	2,842
OTHER INCOME, NET				3
OPERATING LOSS		(6,108)	(9,091)	(9,556)
PROFIT FROM CHANGES IN FAIR VALUE OF WARRANTS ISSUED TO INVESTORS	4	3,502	25	106
FINANCING INCOME IN RESPECT OF DEPOSITS AND EXCHANGE DIFFERENCES		71	99	19
FINANCING EXPENSES IN RESPECT OF BANK COMMISSIONS		(17)	(12)	(33)
FINANCING INCOME, NET		3,556	112	92
LOSS BEFORE TAXES ON INCOME		(2,552)	(8,979)	(9,464)
TAXES BENEFIT (TAXES ON INCOME)	10	7	(28)	(68)
LOSS FOR THE YEAR		(2,545)	(9,007)	(9,532)

OTHER COMPREHENSIVE LOSS FOR THE YEAR
Amounts which will not be reclassified to profit or loss -
Currency translation differences				(211)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(2,545)	(9,007)	(9,743)

		USD

BASIC LOSS PER SHARE	15	(0.02)	(0.26)	(0.34)
DILUTED LOSS PER SHARE	15	(0.02)	(0.26)	(0.34)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED TO COMPUTE (IN THOUSANDS)	15

BASIC LOSS PER SHARE		125,685	34,397	28,415
DILUTED LOSS PER SHARE		129,690	34,397	28,415

The accompanying notes are an integral part of these consolidated financial statements.

(Continued) - 1

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Equity attributed to the owners of the company
	Note	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
		USD in thousands

BALANCE AS OF DECEMBER 31, 2014		683	46,066	664	538	(906)	802	(34,797)	13,050

TOTAL COMPREHENSIVE LOSS FOR THE YEAR						(211)		(9,532)	(9,743)

TRANSACTIONS WITH SHAREHOLDERS:
Proceeds from issuance of shares and warrants, net	13B	187	5,841				730		6,758
Options granted to employees and service providers	13B			116					116
Forfeiture of options	13C		83	(83)					-
TOTAL TRANSACTIONS WITH SHAREHOLDERS	13C	187	5,924	33			730		6,874
BALANCE AS OF DECEMBER 31, 2015		870	51,990	697	538	(1,117)	1,532	(44,329)	10,181

The accompanying notes are an integral part of these consolidated financial statements.

(Continued) - 2

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Equity attributed to the owners of the company
	Note	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
		USD in thousands

BALANCE AS OF DECEMBER 31, 2015		870	51,990	697	538	(1,117)	1,532	(44,329)	10,181

TOTAL COMPREHENSIVE LOSS FOR THE YEAR								(9,007)	(9,007)

TRANSACTIONS WITH SHAREHOLDERS:
Proceeds from issuance of shares and warrants, net	13B	319	1,260	70					1,649
Options granted to employees and service providers	13C			104					104
Forfeiture and expiration of options and warrants	13B,C		567	(92)			(475)		-
TOTAL TRANSACTIONS WITH SHAREHOLDERS		319	1,827	82			(475)		1,753
BALANCE AS OF DECEMBER 31, 2016		1,189	53,817	779	538	(1,117)	1,057	(53,336)	2,927

The accompanying notes are an integral part of these consolidated financial statements.

(Concluded) - 3

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Equity attributed to the owners of the company
	Note	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
		USD in thousands

BALANCE AS OF DECEMBER 31, 2016		1,189	53,817	779	538	(1,117)	1,057	(53,336)	2,927

TOTAL COMPREHENSIVE LOSS FOR THE YEAR								(2,545)	(2,545)

TRANSACTIONS WITH SHAREHOLDERS:
Proceeds from issuance of shares and warrants, net	13C	2,501	69	267					2,837
Exercise of warrant, net	13C	1,602	626						2,228
Options granted to employees and service providers	13C			64					64
Forfeiture and expiration of options and warrants			528	(201)			(327)		-
TOTAL TRANSACTIONS WITH SHAREHOLDERS		4,103	1,223	130			(327)		5,129
BALANCE AS OF DECEMBER 31, 2017		5,292	55,040	909	538	(1,117)	730	(55,881)	5,511

The accompanying notes are an integral part of these consolidated financial statements.

(Continued) - 1

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2017	2016	2015
	USD in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
CASH FLOWS USED IN OPERATIONS (see Appendix)	(4,659)	(9,255)	(6,969)
Income tax paid	(22)	(14)	(45)
Interest received	-	4	33
NET CASH USED IN OPERATING ACTIVITIES	(4,681)	(9,265)	(6,981)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2)	(32)	(84)
Purchase of intangible assets	(7)	(6)	(12)
Investment in short-term deposits	(5,000)	-	-
Withdrawal of short-term deposits	1,500	-	-
Net cash used in investing activities	(3,509)	(38)	(96)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants, net	7,908	1,902	6,758
Proceeds from exercise of warrants	11
Net cash generated from financing activities	7,919	1,902	6,758

DECREASE IN CASH AND CASH EQUIVALENTS	(271)	(7,401)	(319)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,001	10,312	10,817
GAINS (LOSSES) FROM EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	98	90	(186)
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	2,828	3,001	10,312

Supplementary information on activities not involving cash flows -
Exercise of warrants	2,217

The accompanying notes are an integral part of these consolidated financial statements.

(Concluded) - 2

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

APPENDIX TO THE STATEMENTS OF CASH FLOWS:

	For the year ended December 31,
	2017	2016	2015
	USD in thousands
NET CASH USED IN OPERATIONS:
Loss for the year before taxes on income	(2,552)	(8,979)	(9,464)
Adjustment in respect of:
Profit from changes in the fair value of warrants issued to investors	(3,502)	(25)	(106)
Losses (gains) from exchange differences on cash and cash equivalents	(98)	(90)	4
Retirement benefit obligation, net	(12)	(21)	-
Inventory impairment	297	-	-
Gains on change in the fair value of financial instruments at fair value through profit or loss	-	-	(3)
Issuance expenses which were attributed to the warrants classified as a financial liability and charged directly to profit or loss	970	-	-
Revaluation of and exchange differences on short-term deposits	2	-	-
Interest received	-	(4)	(33)
Depreciation	60	80	100
Amortization	17	19	22
Options granted to employees and service providers	64	104	116

CHANGES IN OPERATING ASSET AND LIABILITY ITEMS:
Decrease (increase) in accounts receivable:
Trade	3	233	(126)
Other	262	640	(425)
Increase (decrease) in accounts payable and accruals:
Trade	(177)	9	155
Other	(202)	(393)	657
Decrease (increase) in inventory	209	(828)	56
Net sales of financial assets at fair value through profit or loss	-	-	2,078
NET CASH USED IN OPERATIONS	(4,659)	(9,255)	(6,969)

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

On July 22, 2007 the Company established a wholly owned subsidiary, MEDIGUS USA LLC, in the USA (hereinafter - the “Subsidiary”).

The Subsidiary has not been engaged in any business activities until October 2013.

On October 1, 2013, the Company and its Subsidiary entered into an inter-company agreement whereby the Subsidiary provides services to the Company in consideration for a reimbursement of its costs plus a reasonable premium.

The Company together with its subsidiary (hereinafter – the “Group”) is a medical device group specializing in developing innovative endoscopic procedures and devices. To date most of the Group’s research and development activities have been focused in developing and manufacturing of the Medigus Ultrasonic Surgical Endostapler (hereinafter - “MUSE”) endoscopy system, an FDA approved system, for the treatment of gastroesophageal reflux disease (hereinafter - “GERD”). In addition, the Group uses the technological platform it developed for the purpose of additional special systems and products that are suitable for both medical and industrial applications.

To date, the Group continues negotiations to market the MUSE endoscopy system, together with marketing and selling miniature cameras and related equipment.

The Company’s shares are listed on the Tel Aviv Stock Exchange Ltd. (hereinafter - “TASE”) and as of May 20, 2015, the Company’s American Depository Shares (hereinafter – “ADSs”) evidenced by American Depositary Receipts (hereinafter – “ADRs”) are listed on the NASDAQ Capital Market. The Company’s depositary agent for the ADR program is The Bank of New York Mellon.

On March 15, 2017, the Company effected a change in the ratio of its ordinary shares per ADS from 5 ordinary shares per ADS to 50 ordinary shares per ADS. The change in the ordinary shares ratio for the ADSs had the same effect as a 1-for-10 reverse stock split of the ADSs (hereinafter – the “Revenue Split”). As a result of such change each ADR represents 50 ordinary shares of the Company as of December 31, 2017.

Unless stated otherwise, all ADS and ordinary shares per ADS numbers are after the Reverse Split.

b.

During the year ended December 31, 2017, the Group incurred a total comprehensive loss of approximately USD 2.5 million and a negative cash flows from operating activities of approximately USD 4.7 million. As of December 31, 2017, the Group had incurred accumulated deficit of approximately USD 55.9 million. Based on the projected cash flows, cash and cash equivalents and short-term deposit balances as of December 31, 2017, which totaled to USD 2.8 million and USD 3.5 million, respectively, Management is of the opinion that without further fund raising it will not have sufficient resources to enable it to continue its operating activities including the development, manufacturing and marketing of its products for a period of at least 12 months from the sign-off date of these financial statements. As a result, there is a substantial doubt about the Group’s ability to continue as a going concern.

Management’s plans include continuing commercialization of the Group’s products and securing sufficient financing through the sale of additional equity securities, debt or capital inflows from strategic partnerships and others. There are no assurances however, that the Group will be successful in obtaining the level of financing needed for its operations. If the Group is unsuccessful in commercializing its products and securing sufficient financing, it may need to reduce activities, curtail or even cease operations.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and the amounts and classification of liabilities that might be necessary should the Group be unable to continue as a going concern.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis for preparation of the financial statements:

The Group’s consolidated financial statements as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017, are in compliance with International Financial Reporting Standards, which are standards and interpretations thereto issued by the International Accounting Standard Board (hereinafter “IFRS”).

In connection with the presentation of these consolidated financial statements it is noted as follows:

1)	The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

2)	These consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of plan assets related to the retirement benefit obligation, and financial liabilities (including derivative instruments) measured at fair value through profit or loss.

3)	The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3. Actual results may differ materially from estimates and assumptions used by management.

4)	The Group analyzes the expenses recognized in the consolidated statement of loss using a classification method based on the expenses’ function.

b.	Consolidation

Inter-company transactions and balances eliminated as part of the consolidation.

Accounting policies of the Subsidiary are those of the Company and have been consistently applied.

c.	Translation of foreign currency balances and transactions:

1)	The functional currency and the presentation currency

Items included in the financial statements of the Company and its Subsidiary have been prepared in the currency of the principal economic environment in which it operates (hereinafter – “the functional currency”). Effective January 1, 2016, the Group changed its functional currency to the U.S. dollar (hereinafter – “dollar” or “USD”) from the New Israeli Shekel (hereinafter – “NIS”). This change was based on management’s assessment that the dollar is the primary currency of the economic environment in which the Group operates. Accordingly effective January 1, 2016, the functional currency of the Group is the USD.

The consolidated financial statements are presented in USD, which is the Group’s presentation currency, and rounded to the nearest thousand.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

2)	Transactions and balances

Transactions made in a currency which is different from the functional currency (hereinafter – “foreign currency”) are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the end-of-year exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in income or loss.

Gains and losses from changes in exchange rates are presented in the consolidated statement of loss and other comprehensive loss within the “Financing income in respect of deposits and exchange differences” line item.

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

Gains or losses with respect to disposals are determined by comparing the net proceeds with the carrying amount and recognized in the consolidated statement of loss and other comprehensive loss within “Other income – net” line item.

e.	Intangible assets:

Computer programs

Licenses to use purchased computer programs are capitalized on the basis of the costs incurred in their purchase and preparation for use of the specific program. These costs are amortized using the straight line method over the estimated useful life of the assets (usually three years).

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

The Group classifies its financial assets to the category of receivables. The classification depends, among other things, on the purpose for which the financial assets were purchased. Management determines the classification of financial assets upon initial recognition.

Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. These assets are classified as current assets, except for maturities longer than 12 months following the date of the balance sheet which are classified as non-current assets. The Group’s receivables are included in “accounts receivable”, “short-term deposits” and “cash and cash equivalents” in the consolidated balance sheet (see also sections i and j below).

The Group classifies its financial liabilities to the following categories: financial liabilities at fair value through profit or loss and financial liabilities at amortized cost. The Group’s management determines the classification of financial liabilities upon initial recognition.

a)	Financial liabilities at fair value through profit or loss.

Warrants allotted to investors with a cashless exercise mechanism. In accordance with International Accounting Standard 32: “Financial Instruments: Presentation”, these warrants classified as a “financial liability”. As the aforementioned liability is a non-equity derivative financial instrument, it is classified in accordance with IAS 39 as a financial liability at fair value through profit or loss, which is measured at its fair value at each date of the balance sheet, with changes in the fair value carried to “profit from changes in fair value of warrants issued to investors” in the consolidated statement of loss and comprehensive loss.

b)	Financial liabilities at amortized cost

Trade payables and financial liabilities included in “other liabilities” are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

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

Gains or losses arising from the changes in the fair value of financial assets at fair value through profit or loss are presented in the consolidated statement of loss and other comprehensive loss within “other income - net” line item in the period in which they were incurred.

As to methods for measurement of the Group’s financial instruments, see note 4.

3)	Impairment of financial assets

The Group assesses at each date of the balance sheet whether there is objective evidence that a financial asset or group of financial assets measured at amortized cost is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

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

Materials and other supplies held for use in the production of inventories are not written down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost.

The Group periodically analyzes anticipated product sales based on historical results, current backlog and marketing plans. Based on these analyses, the Group anticipates that certain products will not be sold during the next twelve months, such products were classified within the non-current assets.

i.	Trade receivables

The balance of trade receivables includes amounts due from customers for products sold or services rendered in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for doubtful accounts.

j.	Cash and cash equivalents

Cash and cash equivalents include cash on hand and deposits held at call with banks with original maturities of three months or less.

k.	Current and deferred taxes

Tax expenses for the reported years include current taxes. The taxes are recognized in the consolidated statements of Loss and other comprehensive Loss.

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

No deferred tax assets have been recorded in the Group’s books and records with respect to accumulated losses since it is not probable that the Group will be able to utilize such losses in the foreseeable future against taxable income.

Deferred tax assets and liabilities are offset only if:

-	There is a legally enforceable right to offset current tax assets against current tax liabilities; and
-	Deferred income tax assets and liabilities relate to income taxes imposed by the same taxation authority on the same taxable entity.

In the event of a dividend distribution originating from tax exempted “benefited enterprises”, tax will be levied on the amount distributed using the tax rate that would have been applicable to Company had it not been exempted from tax. In the event of such a distribution, the amount of tax will be recognized as an expense in the consolidated statement of loss and other comprehensive loss.

l.	Employee benefits

1)	Pension and severance pay obligations

Israeli labor laws and Company’s work agreements require the Company to pay retirement benefits to employees terminated or leaving their employment, in certain circumstances. Most of the Company’s employees are covered by a defined contribution plan under Section 14 of the Israel Severance Pay Law. According to the plan, the Company regularly makes payments to severance pay or pension funds without having a legal or constructive obligation to pay further contributions if the funds does not hold sufficient assets to pay all employees in the plan the benefits relating to employee service in the current and prior periods. Contributions for severance pay or pension are recognized as employee benefit expenses when they are due commensurate with receipt of work services from the employee and no further provision is required in the financial statements.

With respect to the remaining employees, the Company records a liability on its balance sheet for defined benefit plans that represent the present value of the defined benefit obligation as of each reporting date, net of the fair value of plan assets. The present value of the defined benefit liability is determined by discounting the anticipated future cash outflows, using interest rates that are denominated in the currency in which the benefits will be payable.

2)	Vacation and recreation pay

Under the Israeli law each employee is legally entitled to vacation and recreation benefits. The entitlement is based on term of employment. The Group records such obligations as incurred.

3)	Bonus plans

The Group record bonus obligation when a contractual or constructive obligation exists. Such bonus obligation is record in the amount expected to be paid, to the extent that the Group can reliably estimate the amount expected to be paid.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

m.	Share based payments

The Company granted several equity-settled share based compensation plans to the Group’s employees and other service providers in connection with their service to the Group. The fair value of such services is calculated at the grant date and amortized to the statement of loss and other comprehensive loss during the vesting period. The total amount charged as an expense is determined taking into consideration the fair value of the options granted:

-	Without considering service and performance conditions, which are non-market vesting conditions (e.g. meeting profit and sales targets and continued employment in the Company for a certain period).

-	Non-market vesting conditions are included among the assumptions in connection with the estimate level of options vesting period. The total expense is recognized during the vesting period, which is the period over which all of the specified vesting conditions of the share-based payment are to be satisfied.

The Group analyze the estimate level of options vesting period at each cut-off date, based on non-market vesting conditions. In case such analysis result in a variance vs. the original estimates, the Group records such variance in profit or loss, with a corresponding adjustment to equity.

When the options are exercised, the Company issues new shares. The proceeds, less directly related transaction costs, are reflected in the share capital (at par value) and in share premium.

n.	Revenue recognition

Revenues are measured in accordance with the fair value of the consideration received or receivable in respect of sales supplied in the ordinary course of business. Revenues are presented net of value added tax, returns, rebates and discounts.

1)	Sales of goods:

Revenue from the sale of goods is recognized when all of the following conditions are met:

●	The Group transferred the significant risks and rewards of ownership of the goods to the purchaser;

●	The Group does not retain continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

●	The amount of the revenue can be measured reliably. The amount of the revenue is not considered as being reliably measured until all the conditions relating to the transaction are met. The Group bases its estimates on past experience, considering the type of customer, type of transaction and special details of each arrangement;

●	It is probable that the economic benefits that are associated with the transaction will flow to the Group; and

●	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

2)	Construction contracts:

A construction contract is defined by IAS 11, “Construction contracts”, as a contract specifically negotiated for the construction of an asset.

When the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, the revenue and the associated costs recognized over the contract period by reference to the stage of completion. The Group recognizes expected loss immediately once concluded that it’s probable.

When the outcome of a construction contract cannot be estimated reliably, the Group recognizes revenue only to the extent of contract costs incurred that it is probable will be recoverable.

Variations in contract work, claims and incentive payments are included in contract revenue to the extent that may have been agreed with the customer and are capable of being reliably measured.

The Group uses the “percentage-of-completion method” to determine the appropriate amount to recognize in a given period. The stage of completion is measured by reference to the contract costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract. Costs incurred in the period in connection with the future activities on a contract are excluded from contract costs in determining the stage of completion.

The Group classified the net contract position for each contract as either an asset or a liability as part of the balance sheet. Net contract classified as an asset when the incurred costs plus recognized profits (less recognized losses) exceed progress billings and as a liability if otherwise.

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

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

q.	New international financial reporting standards, amendments to standards and new interpretations:

Standards, amendments and interpretations to existing standards which are not yet effective and have not been early adopted by the Group:

a)	International Financial Reporting Standard 9 “Financial Instruments” (hereinafter – “IFRS 9” or “the Standard”):

IFRS 9 deals with the classification, measurement and recognition of financial assets and financial liabilities. The full version of IFRS 9 was published in July 2014. This Standard replaces the present existing directives in International Accounting Standard 39 “Financial Instruments: Recognition and Measurement” (hereinafter – “IAS 39”) regarding the classification and measurement of financial instruments. IFRS 9 leaves the measurement model connected with measuring financial assets, but simplifies it and sets forth three main categories: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The classification is based on the business model of the entity and on characteristics of the contractual cash flows of the financial asset. Investments in capital instruments will be measured at fair value through profit or loss. Nevertheless, the entity’s management can choose, on the date of initial recognition, irrevocably, to present the changes in fair value of an investment in a capital instrument in other comprehensive income, without recycling them to profit or loss.

The Standard presents a new model for an impairment of financial instruments, based on the Expected Credit Loss Model. This model replaces the existing model in IAS 39, which is based on the Incurred Loss Model. The new impairment model requires the recognition of impairment provisions based on expected credit losses (hereinafter – “ECL”) rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classified at amortized cost, debt instruments measured at fair value in other comprehensive income and contract assets under IFRS 15 Revenue from Contracts with Customers. The new model, may result in an earlier recognition of credit losses.

Regarding classification and measurement of financial liabilities, there were no changes, excluding the recognition of changes in the fair value of liabilities designated to the fair value through “profit or loss” category, resulting from the entity’s own credit risk, in other comprehensive income.

The Standard will be implemented retrospectively as from annual periods starting January 1, 2018. The Group will implement IFRS 9 commencing January 1, 2018. According to the provisions of IFRS 9 it may be implemented earlier. The Group has assessed IFRS 9’s potential impacts on its consolidated financial statements and concluded that the implementation will not have a material effect.

b)	International Financial Reporting Standard 15 “Revenues from Contracts with Customers” (hereinafter – “IFRS 15”).

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

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

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

The Group has established a team to examine the expected effects of the application of IFRS 15 on its consolidated financial statements. The Group intends to apply IFRS 15 on the date it becomes effective as from the first quarter of 2018, in accordance with the transitional directive, which allows recognition of the cumulative effect of the initial application as an adjustment to the opening balance of equity of initial application.

Based on such examination, management concluded that the implementation of IFRS 15 will not have a material effect on its consolidated financial statements.

c)	International Financial Reporting Standard 16 “Leases” (hereafter – “IFRS 16”).

IFRS 16, Leases, which replaces the current guidance in IAS 17. IFRS 16 requires lessees, with certain exceptions, to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for lease contracts. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15, Revenue from Contracts with Customer, is also applied. The Group is yet to assess IFRS 16’s full impact.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS:

The preparation of consolidated financial statements under IFRS requires the Group to make estimates and judgements that affect the application of policies and reported amounts. Estimates and judgements are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Included in this note are accounting judgments and/or estimates which cover areas that the Directors and Management consider to have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities in the future:

a.	Deferred tax assets

Based on management’s judgment, no deferred tax assets have been recorded in the Group’s books of accounts for current losses carried forward for tax purposes since it is not probable that the Group will be able to utilize those losses in the foreseeable future against taxable income as of December 31, 2017. The deferred tax asset in connection with the accumulated losses for tax purposes (which was not recorded due to the reason mentioned above) aggregated to approximately USD 16 million.

b.	Fair value measurement of share-based payment transactions

The Company granted several equity-settled share based compensation plans to the Group’s employees and other service providers in connection with their service to the Group. The fair value of the share options is measured at grant date on the basis of accepted valuation models and assumptions regarding unobservable inputs used in the valuation models. The fair value mentioned above is expensed to the statement of loss and other comprehensive loss during the vesting period and concurrently recorded as capital reserves from options granted within the consolidated statement of changes in equity.

c.	Inventory impairment

The Company continually evaluates inventory for potential loss due to excess quantity or obsolete or slow-moving inventory by comparing sales history and sales projection to the inventory on hand. When evidence indicates that the carrying value of a product may not be recoverable, a charge is recorded to reduce the inventory to its current net realizable value. During 2017, the Company recorded in its books an inventory impairment of $297 thousands, charged to cost of revenues.

d.	Fair value measurement of warrants

Receipts from investors in respect of warrants are classified as equity to the extent that they confer the right to purchase a fixed number of shares for a fixed exercise price. In the event that the exercise price is not deemed to be fixed, the warrants are classified as non-current liability. This liability initially recognized at its fair value on the issue date and subsequently accounted for at fair value at each reporting date. The fair value changes are charged to profit from changes in fair value of warrants issued to investors on the statement of comprehensive loss. The fair value of the warrants is measured at issue date on the basis of accepted valuation models and assumptions regarding unobservable inputs used in the valuation models.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS (continued):

e.	Considering the likelihood of contingent losses and quantifying possible settlements:

Provisions are recorded when a loss is considered probable and can be reasonably estimated. Judgment is necessary in assessing the likelihood that a pending claim or litigation against the Group will succeed, or a liability will arise, quantifying the possible range of final settlement. These judgments are made by management with the support of internal specialists or with the support of outsource consultants such as legal counsel. Because of the inherent uncertainties in this evaluation process, actual results may be different from these estimates.

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT:

Financial risk management:

1)	Financial risk factors

The Group is exposed to a variety of financial risks such as: market risks (including currency risks, fair value interest rate risk, cash flow interest rate risk and price risk), credit risks and liquidity risks. The Group’s overall risk management plan focuses on the unpredictability of financial markets and seeks to minimize the potential adverse effects on the Group’s financial performance.

Risk management is performed by the finance department according to the policy authorized by the board of directors.

a)	Market risk - Currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates.

The Group operates internationally and is exposed to foreign exchange risks due to exposure to foreign currencies, primarily the NIS. Foreign exchange risk arises from future commercial transactions, assets or liabilities denominated in foreign currency.

The Group’s policy to reduce the exposure to changes in exchange rates is based on maintaining, where possible, the balances of current monetary assets, according to the currency of the current liabilities.

As of December 31, 2017, if the Group’s functional (USD) had weakened/strengthened by 10% against the NIS, with all other variables held constant, the loss for the year would increase/decrease by USD 24 thousand (the effect for 2016 and 2015 was a decrease/increase by USD 32 thousand and USD 308 thousand, respectively).

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

b)	Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the end of the reporting year.

Credit risks are treated at the Group level. Credit risks arise typically from cash and cash equivalents, bank deposits and from credit exposures in connection with outstanding receivables and committed transactions.

No credit limits were exceeded during the reported periods and Group’s management does not expect any losses from non-performance of these parties.

c)	Liquidity risk

Liquidity risk exists where the Group might encounter difficulties in meeting its financial obligations as they become due. The Group monitors its liquidity in order to ensure that sufficient liquid resources are available to allow it to meet its obligations.

Cash flow forecasting is performed by the Group’s finance department. The finance department monitors rolling forecasts of the Group’s liquidity requirements to ensure that it has sufficient cash to meet operational needs, while maintaining sufficient headroom on its undrawn committed borrowing facilities, so that the Group does not breach any of its credit facilities.

The Group invests cash surpluses in interest bearing investments such as time deposits and short-term government debentures, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient headroom as determined by the above-mentioned forecasts.

Liquidity risk arises from financial liabilities due to payable balances (except for institutions and advanced payments) and amounted to USD 896 thousands on December 31, 2017 (December 31, 2016 - USD 1,141 thousands).

These liabilities are classified as current liabilities, and are expected to mature within 12 months following the balance sheet date.

2)	Estimates of fair value

The following is an analysis of the financial instruments measured at fair value, according to valuation methods. Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

The following table presents the financial assets and liabilities that were measured at fair value as of December 31, 2017 and 2016:

	December 31
	2017		2016
	Level 3	Total	Level 3	Total
	USD in thousands
Financial liabilities at fair value through profit or loss -
Fair value of warrants	1,028	1,028	237	237
Unrecognized Day 1 loss	(469)	(469)	-	-
Warrants, net	559	559	237	237

Financial instruments in level 3

The Group’s financial liability at fair value through profit or loss is the obligation for warrants (series E), warrants (series I), warrants (series A) and warrants (series L) (see Note 13(b).

	December 31
	2017			2016
	Standard deviation	Risk-free interest	Fair value (USD thousands)	Standard deviation	Risk-free interest	Fair value (USD thousands)
Warrants (Series L)	63.47%	0.97%	228
Warrants (Series A)	66.72%	0.56%	325
Warrants (Series I)	65.74%	0.70	6	155.39%	1.26%	237
Warrants (Series E)				155.39%	0.00%	-

As part of calculating the warrants fair value by utilizing the Black and Scholes model, if the change in standard deviation for that warrants shifted +5%, the impact on profit or loss would be USD 93 thousand. If the change in standard deviation for that warrants shifted -5%, the impact on profit or loss would be USD 186 thousand. The higher the standard deviation, the higher the fair value. The expected volatility is based on fluctuations in the price of the Company’s share.

On August 25, 2017 the warrants (Series E) expired as the exercise period was ended and the holders did not exercise such warrants.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

The following table presents the Level 3 instruments roll-forward during 2017:

Warrants
USD in thousands
Opening balance as of January 1, 2017	237
Granted (see note 13(b))	6,041
Exercised	(2,217)
Profit from changes in fair value of warrants issued to investors	(3,502)
Closing balance as of December 31, 2017	559

Total unrealized profits for the period included in profit or loss for liabilities held at the end of the reporting period	3,502

The following table presents the Level 3 instruments roll-forward during 2016:

Warrants
USD in thousands
Opening balance as of January 1, 2016	9
Granted (see note 13(b))	253
Changes in fair value of warrants issued to investors	(25)
Closing balance as of December 31, 2016	237

Total unrealized profits for the period included in profit or loss for liabilities held at the end of the reporting period	25

The following table presents the Level 3 instruments roll-forward during 2015:

Warrants
USD in thousands
Opening balance as of January 1, 2015	110
Changes in fair value of warrants issued to investors	(106)
Currency translation differences	5
Closing balance as of December 31, 2015	9

Total unrealized profits for the period included in profit or loss for liabilities held at the end of the reporting period	106

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - CASH AND CASH EQUIVALENTS:

	As of December 31
	2017	2016
	USD in thousands
Cash in banks	1,828	1,944
Short-term bank deposits	1,000	1,057
	2,828	3,001

The currencies in which the cash and cash equivalents are denominated or to which they are linked are as follows:

	December 31
	2017	2016
	USD in thousands
USD	2,220	2,040
NIS	354	880
Other currencies	254	81
	2,828	3,001

The carrying amount of the cash and cash equivalents approximates their fair value.

NOTE 6 -SHORT-TERM DEPOSIT:

Short-term deposit amounted to approximately USD 3.5 million as of December 31, 2017, including a bank deposit with a maturity period of up to 12 months.

The deposit bear interest of 1% per year.

NOTE 7 - OTHER RECEIVABLE:

	December 31
	2017	2016
	USD in thousands

Institutions	56	70
Prepaid expenses*	225	277
Advances to suppliers	9	17
Other		2
	290	366

*	Such amount includes materials that were used to manufacture MUSE systems and MUSE systems which were used for testing, training, demonstrations and promotional activities aggregated to USD 177 thousand and USD 214 thousand as of December 31, 2017 and 2016, respectively. The amount is charged to profit or loss based on usage and presented within research and development expenses or sales and marketing expenses based on the usage nature.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – INVENTORY:

Composed as follows:

	December 31
	2017	2016
	USD in thousands
Current assets:
Raw materials and supplies	67
Work in progress	79	128
Finished goods	34	70
	180	198

Non-current assets:
Raw materials and supplies	557	829
Work in progress		66
Finished goods		39
Provision for impairment of raw materials and supplies	(297)
	260	934

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 -PROPERTY AND EQUIPMENT:

a.	Composition of property and equipment and accumulated depreciation thereon, grouped by major classifications and changes therein, and their movements during 2017:

	Cost			Accumulated Depreciation
	Balance at beginning	Additions during the	Balance at	Balance at beginning	Additions during the	Balance at	Depreciated balance December 31,
	of year	year	end of year	of year	year	end of year	2017	2016
Property and equipment:	USD in thousands			USD in thousands			USD in thousands
Machinery and equipment	736		736	609	30	639	97	127
Leasehold improvements	47		47	41	6	47		6
Office furniture and equipment (including computers)	391	2	393	346	24	370	23	45
	1,174	2	1,176	996	60	1,056	120	178

b.	Composition of property and equipment and accumulated depreciation thereon, grouped by major classifications and changes therein, and their movements during 2016:

	Cost			Accumulated Depreciation
	Balance at beginning	Additions during	Balance at end	Balance at beginning	Additions during	Balance at end of	Depreciated balance December 31,
	of year	the year	of year	of year	the year	year	2016	2015
Property and equipment:	USD in thousands			USD in thousands			USD in thousands
Machinery and equipment	712	24	736	557	52	609	127	155
Leasehold improvements	47		47	36	5	41	6	11
Office furniture and equipment (including computers)	383	8	391	323	23	346	45	60
	1,142	32	1,174	916	80	996	178	226

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - TAXES ON INCOME:

a.	Corporate taxation in Israel:

1)	Measurement of results for tax purposes:

Commencing with tax year 2008 the results of the Company for tax purposes are measured in nominal values. Through the end of tax year 2007 the results of the Company for tax purposes were measured having regard to the changes in the Israeli consumer price index (hereinafter - “CPI”), in accordance with the Income Tax Law (Inflationary Adjustments), 1985 (hereinafter - the “Inflationary Adjustments Law”). The transitional provisions regarding the discontinuation of the application of the Inflationary Adjustments Law stipulate that losses carried forward for tax purposes, deduction for depreciation, and real loss from sale of a depreciable asset or security will be linked to the CPI until the end of tax year 2007 and linkage shall be discontinued as of this date.

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

The Company’s capital gains are subject to tax at the regular corporate tax rates.

b.	Taxation of the Subsidiary

The Subsidiary was incorporated in the United States and is subject to the Federal and State tax laws established in the United States.

On December 22, 2017, the Tax Cuts and Jobs Act (the “Act”) was signed into law. The Act reduces the corporate tax rate to 21 percent from 35 percent, among other things. The Group does not expect that the Act will have a material effect on its consolidated financial statements.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - TAXES ON INCOME (continued):

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

In December 2016, the Economic Efficiency Law (Legislative Amendments to Achieving the Budget Goals for 2017 and -2018), 2016 was published. Under this law, two new benefit programs for high-tech industries” benefited technology enterprise “and “special benefited technology enterprise ” were added.

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

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - TAXES ON INCOME (continued):

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

Carry forward tax losses aggregate NIS 231 million (approximately USD 67 million) and NIS 204 million (approximately USD 59 million) as of December 31, 2017 and 2016, respectively. The Company did not record deferred taxes asset in respect of these losses, as the utilization thereof is not expected to occur in the foreseeable future.

e.	Tax advances for certain employee benefits expenses

Tax advances for certain employee benefits expenses that are not deductible for tax purposes paid to the tax authorities are charged to the Statement of loss and other comprehensive loss on a current basis; the Company does not record these advances as a tax asset in its books of accounts, as utilization thereof is not expected to occur in the foreseeable future.

The total said tax advances paid which have not yet been offset is approximately NIS 191 thousand (approximately – USD 50 thousand) and approximately NIS 174 thousand (approximately – USD 45 thousand) as of December 31, 2017 and 2016, respectively.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - TAXES ON INCOME (continued):

f.	Tax assessments

The Company was subject to a withholding tax audit in Israel for the four years ended December 31, 2014. The Israeli Tax authorities completed their audit on October 6, 2016 and issued an assessment claiming additional NIS 5.3 million (approximately USD 1.5 million) withholding taxes for the period mentioned, mainly related to the Company's prior CEO’s compensation. It is the management’s opinion, based on legal opinion, that it’s more likely than not that the claim will be dismissed. Accordingly, no provision was recorded in these consolidated financial statements.

In accordance with Israeli tax regulations, as of December 31, 2017, the tax returns filed by the Company through the 2010 tax year are considered final. As of the date of the approval of these financial statements, tax years 2011-2012 are considered final and the related tax audit exposure decreased to USD 0.8 million.

g.	Taxes on income included in the Statements of Loss and Other Comprehensive Loss for the periods presented:

The following is reconciliation between the “theoretical” tax, which would apply to the Group if all of its income were taxed at the regular rate applicable to the Company in Israel (see a2 above) and the amount of tax reflected in the Statements of Loss for the reported year:

	2017	2016	2015
	USD in thousands
Loss before taxes on income	(2,552)	(8,979)	(9,464)
Theoretical tax savings	(587)	(2,245)	(2,508)
Increase in taxes arising from mainly tax losses created in the reported year for which deferred taxes were not recorded	580	2,273	2,576
Taxes on income (Tax benefit)	(7)	28	68

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - ACCOUNTS PAYABLE AND ACCRUALS:

a.	Trade payables are denominated in the following currencies:

	December 31,
	2017	2016
	USD in thousands
NIS unlinked	123	108
USD	54	252
Euro	13	7
	190	367

b.	Other:

	December 31,
	2017	2016
	USD in thousands
Payroll and related expenses	180	150
Wages and fees of related parties and related expenses	72	90
Institutions	96	132
Provision for vacations and recreation	158	170
Advanced payments from customers	61	193
Accrued expenses	200	232
	767	967

Other payable balances (except for advances from customers) are denominated in the following currencies:

	As of December 31,
	2017	2016
	USD in thousands

NIS unlinked	461	469
USD	215	274
Euro	30	31
	706	774

The balances of the financial instruments included within the trade payables and other payables approximate their fair value as the effect of the discounting is immaterial.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Commitments:

Lease agreements:

1)	The Company has an operating lease agreement with respect to the building it use. The lease period ends in December 31, 2018.

The lease payments are linked to the Israeli CPI.

The annual lease payments amounted to approximately USD 124 thousands for the year ended December 31, 2017.

The minimum annual lease payments under the agreements for 2018 are USD 85 thousands.

2)	The Company leases vehicles under operating lease agreements for a period of 36 months. With regards to these agreements, the Company has deposited amounts as security for the future lease payments. As of the balance sheet date the balance of such deposits is approximately USD 13 thousands which was recorded as part of the prepaid expenses within the Accounts receivables – other. The minimum annual lease payments according to the agreements are as follows:

December 31, 2017
USD in thousands
2018	49
2019	32
2020	10
91

b.	Contingent liabilities:

1)	On June 16, 2015, the Company filed a claim in the District Court of Delaware against EndoChoice, Inc. (“EndoChoice”) for its patent infringement, seeking an injunctive order and damages. On October 6, 2015, the Company filed claims against EndoChoice’s trademark applications with the Israeli Patent Office. On December 29, 2015, EndoChoice filed a separate trademark and unfair competition action against the Company and its U.S. Subsidiary. In addition, on January 27, 2016, EndoChoice commenced an opposition procedure with the Israeli Patent Office against the Company’s trademark application in Israel.

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

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

2)

On March 30, 2016, a former secretary and internal legal advisor (the “Employee”) filed a lawsuit against the Company and its chief executive officer. The lawsuit notes several claims, among which is that the Employee was wrongfully terminated. On July 19, 2017, the Company entered into a settlement agreement with the Employee in consideration for him dismissing his claims.

3)	Refer to Note 10f regarding withholding tax audit.

NOTE 13 - EQUITY:

a.	Share capital:

1)	Composed as follows:

	Number of shares				Amount
	Authorized		Issued and paid		Authorized		Issued and paid
	December 31,		December 31,		December 31,		December 31,
	2017	2016	2017	2016	2017	2016	2017	2016
	In thousands				NIS in thousands		USD in thousands
Ordinary shares of NIS 0.1 par value*	800,000	150,000	191,786	44,143	80,000	15,000	5,292	1,189

* Traded on TASE at NIS 0.094 per ordinary share of NIS 0.1 par value on December 31, 2017. Traded on the NASDAQ at USD 1.32 per ADS on December 31, 2017.

2)	The ordinary shares confer upon their holders voting rights and the right to participate in shareholders’ meetings, the right to receive dividends and the right to participate in surplus assets in the event of liquidation of the Company.

3)	On March 20, 2017 a general meeting of the Company’s shareholders approved an increase of the authorized share capital of the Company by an additional NIS 65,000,000 such that the authorized share capital of the Company following such increase shall be NIS 80,000,000, consisting of 800,000,000 ordinary shares, NIS 0.1 par value per share.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – EQUITY (continued):

b.	Share offering to the public and existing shareholders:

1)	On July 8, 2015, the Company issued a shelf offering report in Israel in accordance with a shelf prospectus of the Company dated August 28, 2013.

In accordance with results of the offering to the public the Company issued 70,525 units at the price of NIS 380 per unit. Each unit was comprised of 100 ordinary shares and 500 warrants (Series 9).

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

2)	On September 12, 2016, the Company closed a registered direct offering, pursuant to which the Company issued a total of 128,000 ADS representing a total of 6,400,000 ordinary shares, at a purchase price of USD 11.5 per ADS.

The immediate gross and net of issuance proceeds from such securities issuance aggregated to approximately USD 1.47 million and USD 1.30 million, respectively.

The Company issued to the co-placement agent on this offering warrants (Series H) to purchase up to a total 3,955 ADSs representing 197,750 ordinary shares, with an exercise price of USD 14.375 per ADS during the 5 years following the allotment. The warrants may, under certain circumstances, also be exercised via a cashless exercise mechanism as defined in the agreement.

The fair value of such warrants as was calculated by the Company amounted to USD 38 thousand.

3)	On October 17, 2016 warrants (Series 8) expired as the exercise period was ended.

4)	On December 6, 2016, the Company closed a registered direct offering, pursuant to which the Company issued a total of a total of 113,917 ADSs representing a total of 5,695,850 ordinary shares, at a purchase price of USD 6.7 per ADS, and warrants (Series I) to purchase up to a total of 39,871 ADSs representing 1,993,550 ordinary shares.

The immediate gross and net of issuance expenses proceeds from such securities issuance aggregated to approximately USD 0.8 million and USD 0.6 million, respectively.

Each warrant (Series I) is exercisable into 1 ADS at an exercise price of USD 9 per ADS during the 5.5 years following the allotment.

As the warrants may be net share settled these warrants are classified as financial liabilities measured at fair value through profit or loss at each reporting period.

As to the fair value of the said warrants as of December 31, 2017 see note 4(2).

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – EQUITY (continued):

The Company issued to the placement agent on this offering warrants (Series J) to purchase up to a total 3,987 ADSs representing 199,355 ordinary shares, with an exercise price of USD 7.37 per ADS during the 5 years following the allotment. The warrants may, under certain circumstances, also be exercised via a cashless exercise mechanism.

As part of the December 2016 offering, the Company issued to Roth Capital Partners and Maxim Group LLC, which served as the transaction bankers, warrants (Series J) to purchase up to a total 1,993 ADSs representing 99,675 ordinary shares, with an exercise price of USD 9 per ADS during the 5.5 years following the allotment. The warrants may, under certain circumstances, also be exercised via a cashless exercise mechanism as defined in the agreement.

The fair value of such warrants as was calculated by the Company as of the date of grant amounted to USD 32 thousand.

5)	On March 29, 2017, the Company allotted in a public issue, a total of 48,985,700 ordinary shares of the Company, a total of 2,142,858 warrants (Series A) for the purchase of an additional 107,142,900 shares and a total of 1,163,144 warrants (Series B) for the purchase of an additional 58,157,200 shares for total cash consideration of approximately USD 7.5 million. Each warrant (Series A) is exercisable into 50 ordinary shares of the Company at an exercise price of USD 3.50 per warrant during the five years following the allotment. Each warrant (Series B) is exercisable into 50 ordinary shares of the Company at an exercise price of USD 0.01 per warrant.

Warrants (Series A) and warrants (Series B) may, under certain circumstances, also be exercised via a cashless exercise mechanism as defined in the agreement, whereby the number of shares the value of which equals the exercise premium in cash will be deducted from the number of shares to be issued upon exercise of the warrant.  In addition, the number of warrants outstanding will be adjusted for certain events specified in the warrant agreement.

In addition, the Company issued to the placement agent on this offering 150,000 warrants (Series Placement). Each warrant is immediately exercisable into 50 shares in consideration for an exercise price of USD 4.375 per warrant during the 5 years following the allotment. The warrants may, under certain circumstances, also be exercised via a cashless exercise mechanism as defined in the agreement. The fair value of such warrants as calculated by the Company as of the date of grant amounted to USD 221 thousand.

As the warrants may be net share settled these warrants, other than the warrants issued to the placement, are classified as financial liabilities measured at fair value through profit or loss at each reporting period. The warrants are initially recognized at fair value adjusted to defer the difference between the fair value at initial recognition and the transaction price (“Day 1 loss”), as the Company uses valuation techniques that incorporate data not obtained from observable markets. Transaction costs allocated to the warrants are recognized immediately in profit or loss.

Unrecognized Day 1 loss is amortized over the life of the instrument. Any unrecognized Day 1 loss is immediately recognized in income statement if fair value of the financial instrument in question can be determined either by using only market observable model inputs or by reference to a quoted price for the same product in an active market.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – EQUITY (continued):

Upon exercise, the carrying amount of the warrants (which is presented net of the related unrecognized Day loss, if any) is reclassified to equity with no impact on profit or loss.

Net proceeds from the issuance, net of cash issuance expenses, aggregated to approximately USD 6.5 million. Issuance expenses were attributed to equity and liability in proportion with the allocation of the proceeds.

During 2017 all warrants (Series B) were exercised. Accordingly, 58,157,200 ordinary shares of the Company were allotted.

The warrants (Series A) are presented as non-current liabilities, as cash settlement is not required.

6)	On November 28, 2017, the Company closed a registered direct offering, pursuant to which the Company issued a total of of 810,000 ADSs representing a total of 40,500,000 ordinary shares, at a purchase price of USD 2 per ADS, and warrants (Series L) to purchase up to a total of 405,000 ADSs representing 20,250,000 ordinary shares.

The immediate gross and net of issuance expenses proceeds from such securities issuance aggregated to approximately USD 1.6 million and USD 1.4 million, respectively.

Each warrant (Series L) is exercisable within six months following its issuance into 50 ordinary share of the Company at an exercise price of USD 2.25 per warrant during the five and a half years following the allotment.

As the warrants may be net share settled these warrants are classified as financial liabilities measured at fair value through profit or loss at each reporting period.

As to the fair value of the said warrants as of December 31, 2017 see note 4(2).

To the placement agent on this offering the Company issued warrants (Series M) to purchase up to an aggregate 56,700 ADSs representing 2,835,000 ordinary shares. Each warrant (Series M) is exercisable into 50 share in consideration for an exercise price of USD 2.50 per warrant during the 5 years following the allotment. The warrants may, under certain circumstances, also be exercised via a cashless exercise mechanism as defined in the agreement. The fair value of such warrants as was calculated by the Company as of the date of grant amounted to USD 46 thousand.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - EQUITY (continued):

c.	Share based payments (not include warrants (Series H, Series J, Series Placement and Series M) as described above):

1)	The following are the grants of options to employees and other service providers:

Date of grant	Plan	Number of options granted	exercise price per option (NIS)	Fair value on grant date-NIS in thousands	Number of options outstanding- December 31, 2017	Number of options exercisable at 31, December 2017	Expiration date
April 2012	Series A	230,000	(**)0.91	117	100,000	100,000	April 23, 2018
April 2012	Series B	1,150,000	(**)0.68	659	680,000	680,000	April 23, 2018
October 2013	Series C	(***)4,500,000	(**)0.83	1,357	3,850,000	3,850,000	September 30, 2018
July 2014	Series D	(*)310,000	(**)0.537	56	60,000	45,000	July 17, 2020
July 2014	Series D	3,070,000	(**)0.537	554	1,580,000	1,185,000	July 17, 2020
December 2015	Series F	(*)157,500	2.05	116	157,500	78,750	December 29, 2021
December 2015	Series F	664,800	2.05	491	251,300	125,650	December 29, 2021
October 2017	Series K	(*)1,750,000	0.162	167	1,750,000		October 17, 2023
October 2017	Series K	9,880,000	0.162	942	9,880,000		October 17, 2023
Total		21,712,300			18,308,800	6,064,400

(*)	Granted to related parties.
(**)	Linked to the CPI as set out in the option allotment plan.
(***)	The board of directors meeting dated August 12, 2013, and the general meeting of the Company’s shareholders dated September 29, 2013 authorized the allotment of 4,500,000 options (Series C), to the Group’s CEO. The options (Series C) are subject to the conditions of the option allotment plan, for the allotment of non-marketable options to officers, employees and advisors of the Group. Each 10 options is exercisable into one ordinary Company share of NIS 0.1 par value at the exercise price of NIS 8.3.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - EQUITY (continued):

The right to exercise options (Series C) options granted to the CEO are vested as follows:

(1)	3,200,000 options will vest in 24 equal monthly batches, on the first day of each month, for a period of 24 months, commencing one year following the date employment started according to the agreement, i.e., commencing October 1, 2014.

(2)	650,000 options will vest on June 30, 2014, provided that a target is met which was set by the Company’s board of directors and which is related to clinical activities of the MUSE system in the US through this date. These options were vested as of June 30, 2014.

(3)	650,000 options will vest on February 1, 2015 provided that a sales revenues target is met in 2014, as set by the Company’s board of directors. In accordance with the decision of the Company’s board, these options expired on March 31, 2015 due to failure to meet the target.

Vesting conditions of all of the above options, except for the 1,300,000 options (Series C) as detailed in (2) and (3) above are service conditions.

Each 10 options (Series A, Series B, Series C and Series D) is exercisable into 1 ordinary share.

Each 1 option (Series F and Series K) is exercisable into 1 ordinary share.

The fair value of all of the options was calculated using the Black and Scholes options pricing model, and based on the following assumptions:

Date of grant	Fair value on grant date-NIS in thousands	Share price on date of grant (NIS)	Expected dividend	Expected volatility	Risk free interest	Vesting conditions	Expected term
December 2015	607	1.627	None	54%	1.39%	four equal batches, following one, two, three and four years from their grant date	6 years
October 2017	1,109	0.162	None	64%	1.16%	four equal batches, following one, two, three and four years from their grant date	6 years

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - EQUITY (continued):

1)	The changes in the number of share options and the weighted averages of their exercise prices are as follows:

	For the year ended December 31,
	2017		2016		2015
	Number of options	Weighted average of exercise price per 1 ordinary share-(NIS)	Number of options	Weighted average of exercise price per 1 ordinary share-(NIS)	Number of options	Weighted average of exercise price per 1 ordinary share-(NIS)
Outstanding at the beginning of year	8,722,500	4.69	10,459,800	4.80	11,110,000	8.44
Granted	11,630,000	0.162			1,172,300	2.05
Forfeited	(801,064)	3.52	(302,500)	6.45	(485,833)	15.6
Expired	(1,242,636)	3.74	(1,434,800)	5.09	(1,336,667)	6.98
Outstanding at year end	18,308,800	0.58	8,722,500	4.69	10,459,800	4.80
Exercisable at year end	6,064,400	6.11	7,208,542	6.32	6,034,999	9.23

2)	The amounts of expenses that were recorded for options to employees and other service providers in the reported years are USD 64 thousand, USD 104 thousand and USD 116 thousand for the years ended December 31, 2017, 2016 and 2015, respectively.

3)	The plans are intended to be governed by the terms stipulated by Section 102 to the Israeli Income Tax Ordinance (except for the options to controlling shareholders and directors).

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

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - EXPENSES BY NATURE:

	Year ended December 31,
	2017	2016	2015
	USD in thousands
Payroll and related expenses	2,666	4,104	4,575
Professional fees	1,609	2,129	1,222
Materials used and subcontracted work	903	1,566	2,120
Travel	189	605	710
Advertising and participation in exhibitions	170	403	648
Rent and office maintenance	206	212	238
Vehicle maintenance	140	202	177
Preparation of patents	118	110	114
Depreciation and amortization	77	99	122
Other	200	210	257
Inventory impairment	297
TOTAL COST OF REVENUES, INVENTORY IMPAIRMENT, RESEARCH AND DEVELOPMENT, SALES AND MARKETING AND GENERAL AND ADMINISTRATIVE EXPENSES	6,575	9,640	10,183

NOTE 15 - LOSS PER SHARE:

Basic net loss per share is computed by dividing net loss attributable to ordinary shareholders of Medigus Ltd. by the weighted average number of shares outstanding for the reporting periods.

Diluted net loss per share is computed by dividing the basic net loss per share including adjustment of the dilutive effect of the Company’s revaluation of warrants, by the weighted-average number of ordinary shares and the potential dilutive ordinary shares outstanding during the period. Diluted shares outstanding include the dilutive effect of in-the-money options using the treasury stock method and presumed share settlement of the Company’s deferred payments liability.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - LOSS PER SHARE (continued):

The following table presents the numerator and denominator of the basic and diluted net loss per share computations:

	Year ended December 31,
	2017	2016	2015
Numerator (USD in thousands):
Net loss attributable to Medigus Ltd. for basic loss per share	(2,545)	(9,007)	(9,532)
Adjustment of revaluation of warrants issued to investors	(476)	-	-
Net loss attributable to Medigus Ltd. for diluted loss	(3,021)	(9,007)	(9,532)

Denominator (in thousands):
Weighted average shares – denominator for basic net loss per share	125,685	34,397	28,415
Shares settlement presumed for warrants issued to investors	4,005	-	-
Denominator for diluted loss per share	129,690	34,397	28,415

Net loss per share attributable to Medigus Ltd. (USD)
Basic	(0.02)	(0.26)	(0.34)
Diluted	(0.02)	(0.26)	(0.34)

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 -TRANSACTIONS AND BALANCES WITH RELATED PARTIES

“Related Parties” – As defined in IAS 24 – ‘Related Party Disclosures” (hereinafter- “IAS 24”)

Key management personnel of the Company - included together with other entities, in the said definition of “Related Parties” mentioned in IAS 24, include some members of senior management.

a.	Transactions with related parties:

1):

	Year ended on December 31,
	2017	2016	2015
	USD in thousands
Preparation of patents		18	114
Benefits to related parties:
Payroll and related expenses to related parties employed by the Company* (2017: 1 recipients, 2016 and 2015: 3 recipients)	478	377	716
Compensation to directors not employed by the Company (2017: 3 recipients, 2016: 4 recipients, 2015: 3 recipients)	71	52	58
Compensation to a director employed by the Company		14	13
Directors’ and Officers’ insurance	71	61	48

*	Includes granted options benefit aggregated to USD 11 thousand, USD 20 thousand and USD 71 thousand for the years ended December 31, 2017, 2016 and 2015, respectively. As for the method used to determine the said value and the assumptions used in calculation thereof, see Note 13 C.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 -TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued):

2)	Compensation to key management personnel

The compensation to key management personnel for employment services they provide to the Company is as follows:

	Year ended on December 31,
	2017	2016	2015
	USD in thousands
For employment services:
Payroll and other short-term benefits	**467	330	*456
Share based payments	11	19	62
	478	349	518

*Including provision for bonus of approximately USD 86 thousand.

**Including provision for bonus of approximately USD 56 thousand.

3)	Indemnification, exemption and insurance for directors and officers of the Company

a.	The Company provides its directors and officers with an obligation for indemnification and exemption.

b.	The Company has a directors and officers’ liability insurance policy covering all Company’s directors and officers. We currently have directors’ and officers’ liability insurance providing total coverage of $12 million for the benefit of all of our directors and officers, in respect of which we are charged a twelve-month premium of $80 thousand, and which includes a deductible of up to $50,000 per claim, other than securities related claims filed in the U.S. or Canada, for which the deductible shall not exceed $350,000.

b.	Balances with related parties:

	December 31,
	2017	2016
	USD in thousands
Current liabilities, presented in the balance sheets among “accounts payable and accruals”:
Directors fee	16	4
Provision for bonus	56	86
	72	90

c.	As to options granted to related parties, see Note 13 C.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – ENTITY LEVEL DISCLOSURES:

a.	Revenues by product:

	Year ended on December 31,
	2017	2016	2015
	USD in thousands

Miniature camera and related equipment	306	449	558
MUSE and related equipment	161	100	66
	467	549	624

b.	Revenues by geographical area (based on the location of customers):

	Year ended on December 31,
	2017	2016	2015
	USD in thousands
USA	115	345	446
Switzerland	74
South Korea	52
Italy	49	3	39
Israel	22	119
Other	155	82	139
	467	549	624

c.	All of the Group’s long-lived assets are located in Israel.

d.	Major customers

Set forth below is a breakdown of Company’s revenue by major customers (major customer –revenues from these customers constitute at least 10% of total revenues in a certain year):

	Year ended on December 31,
	2017	2016	2015
	USD in thousands
Customer A	49

Customer B		239	261

Customer C	9	118

ITEM 19.	EXHIBITS

Exhibit Number	Exhibit Description
1.1	Articles of Association of Medigus Ltd., as amended(1)∞
2.1	Form of Deposit Agreement between Medigus Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares(2)
2.2	Form of Series A Warrant to purchase Ordinary Shares Represented by American Depositary Shares issued in connection with the March 2017 Securities Purchase Agreements(3)
2.3	Form of Placement Agent Warrant to purchase Ordinary Shares Represented by American Depositary Shares issued in connection with the March 2017 Securities Purchase Agreements(3)
4.1	2013 Share Option and Incentive Plan(2)
4.2	Series A Option Plan(2)∞
4.3	Series B Option Plan(2)∞
4.4	Compensation Policy of Medigus Ltd.(4)
4.7	Summary of Lease Agreement between Medigus Ltd. and Tefen Yazamut Ltd. regarding main offices in Omer Industrial Park dated January 6, 2004, as amended(1)
4.8	Form of Indemnification and Exculpation Undertaking(2)
4.9	Securities Purchase Agreement by and between the Registrant and the purchasers named therein, dated September 8, 2016(5)
4.10	Securities Purchase Agreement by and between the Registrant and the purchasers named therein, dated November 30, 2016(6)
4.11	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares issued in connection with the November 30, 2016 Securities Purchase Agreements(6)
4.12	Securities Purchase Agreement by and between the Registrant and the purchasers named therein, dated March 24, 2017(3)
4.13	Securities Purchase Agreement by and between the Registrant and the purchasers in the registered direct offering dated November 24, 2017(7)
4.14	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares issued in connection with the November 24, 2017, Securities Purchase Agreements(7)
8.1	List of Subsidiaries(2)
12.1	Certification of Chief Executive Officer as required by rule 13a-14(a)(1)
12.2	Certification of Chief Financial Officer as required by rule 13a-14(a)(1)
13.1	Certification of Chief Executive Officer as required by rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code(1)
13.2	Certification of Chief Financial Officer as required by rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code(1)
15.1	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Medigus Ltd.(1)
101	Financial information from Medigus Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2017 formatted in XBRL (eXtensible Business Reporting Language)

(1)	Furnished herewith.
(2)	Previously filed with the Securities and Exchange Commission on May 7, 2015, as an exhibit to the Registrant’s registration statement on Form 20-F (File No 001-37381) and incorporated by reference herein.
(3)	Previously filed with the Securities and Exchange Commission on March 23, 2017, as an exhibit to the Registrant’s registration statement on Form F-1 (File 333-216155) and incorporated by reference herein.
(4)	Previously filed with the Securities and Exchange Commission on March 30, 2016, as an exhibit to the Registrant’s annual report on Form 20-F (File No 001-37381) and incorporated by reference herein.
(5)	Previously filed with the Securities and Exchange Commission on September 8, 2016, as an exhibit to the Registrant’s report on Form 6-K (File No 001-37381) and incorporated by reference herein.
(6)	Previously filed with the Securities and Exchange Commission on December 1, 2016, as an exhibit to the Registrant’s report on Form 6-K (File No 001-37381) and incorporated by reference herein.
(7)	Previously filed with the Securities and Exchange Commission on November 24, 2017, as an exhibit to the Registrant’s report on Form 6-K (File No 001-37381) and incorporated by reference herein.
∞	English translation of original Hebrew document.

117

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Medigus Ltd.

Date: March 22, 2018	By:	/s/ Christopher (Chris) Rowland
Christopher (Chris) Rowland
Chief Executive Officer

	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer

118