Form 20-F
period 2018-12-31
Medigus Ltd.
filed 2019-03-28
CIK 1618500

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

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

Tatiana Yosef

7A Industrial Park, P.O. Box 3030

Omer, 8496500, Israel

Tel: +972 72 260-2200

Fax: +972 72 260-2249

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Name of each exchange on which registered
American Depositary Shares, each representing twenty (20) Ordinary Shares(1)	Nasdaq Capital Market
Ordinary shares, par value NIS 1.00 per share(2)	Nasdaq Capital Market

(1)	Evidenced by American Depositary Receipts.
(2)	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2018: 75,932,058 ordinary shares, par value NIS 1.00 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

Item 17 ☐               Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐               No ☒

i

INTRODUCTION

Certain Definitions

In this annual report, unless the context otherwise requires:

●	references to “Medigus,” the “Company,” “us,” “we” and “our” refer to Medigus Ltd. (the “Registrant”), an Israeli company, and its consolidated subsidiaries.

●	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s Ordinary Shares, NIS 1.00 nominal (par) value per share.

●	references to “ADS” refer to American Depositary Shares.

●	references to “dollars,” “U.S. dollars”, “USD” and “$” refer to United States Dollars.

●	references to “NIS” refer to New Israeli Shekels, the Israeli currency.

●	references to the “Companies Law” refer to Israel’s Companies Law, 5759-1999, as amended.

●	references to the “SEC” refer to the United States Securities and Exchange Commission.

●	references to MUSE™ refer to the trade name of an endoscopy system developed by the Company which is intended as a minimally invasive treatment for Gastroesophageal Reflux Disease, or GERD.

●	references to “endoscopy” refer to a medical procedure which is used to diagnose or treat various diseases using an endoscope (a flexible tube which contains lighting features, imaging features and a system used to direct the endoscope within bodily systems).

All share data information in this annual report on Form 20-F reflects:

●	a 1-for-10 reverse share split of our ordinary shares effected on November 6, 2015;

●	a change in the ratio of ordinary shares per ADS from five ordinary shares per ADS to 50 ordinary shares per ADS effected on March 15, 2017; and

●	a 1-for-10 reverse share split of our ordinary shares effected on July 13, 2018, together with a change in the ratio of ordinary shares per ADSs, such that after the reverse share split was implemented each ADS represents 20 post- reverse share split ordinary shares, instead of 50 pre- reverse share split ordinary shares.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	recent material changes in our strategy;

●	our ability to sell or license our MUSE™ technology;

●	the commercial success of the ScoutCam™ system;

●	projected capital expenditures and liquidity;

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political, reimbursement and economic conditions in the countries in which we operate;

●	government regulations and approvals;

●	litigation and regulatory proceedings; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

The following consolidated statement of operations data for the years ended December 31, 2018, 2017, and 2016, and the consolidated balance sheet data as of December 31, 2018 and 2017, is derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. These audited financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as set forth by the International Accounting Standard Board. The consolidated statement of operations data for the years ended December 31, 2015 and 2014 and the consolidated balance sheet data as of December 31, 2016, 2015, and 2014 is derived from other consolidated financial statements not included in this Form 20-F. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report on Form 20-F.

Until December 31, 2015, our consolidated financial statements were recorded in NIS, which was the Company’s functional and presentation currency as of such date. Effective January 1, 2016, the Company changed its functional currency to U.S. Dollar. The December 31, 2015, and 2014, financial data presented in this annual report on Form 20-F was translated from NIS to USD as follows: (1) all assets and liabilities of the Company were translated using the dollar exchange rate as of December 31 of each year, as applicable; (2) equity items were translated using historical exchange rates at the relevant transaction dates; (3) the statement of comprehensive loss items has been translated at the average exchange rates for the respective year; and (4) the resulting translation differences have been reported as “currency translation differences” within other comprehensive loss.

Consolidated Statements of Operations Data

	Year ended December 31,
	2018	2017	2016	2015	2014
	U.S. Dollars, in thousands, except per share and weighted average shares data
Revenues:
Products	219	467	192	330	476
Services	217	-	357	261	114
Other	-	-	-	33	154
	436	467	549	624	744

Cost of revenues:
Products	164	219	81	153	324
Services	115	-	95	124	27
Inventory impairment	328	297	-	-	-
	607	516	176	277	351

Gross Profit (Loss)	(171)	(49)	373	347	393

Research and development expenses	1,809	2,208	3,655	4,384	4,025
Sales and marketing expenses	1,354	846	2,125	2,680	2,341
General and administrative expenses	3,338	3,005	3,684	2,842	2,280
Other income, net	-	-	-	3	269
Operating loss	(6,672)	(6,108)	(9,091)	(9,556)	(7,984)
Profit from changes in fair value of warrants issued to investors	148	3,502	25	106	980
Finance income (expenses), net	(54)	54	87	(14)	650
Loss before taxes on income	(6,578)	(2,552)	(8,979)	(9,464)	(6,354)
Taxes benefit (Taxes on income)	(20)	7	(28)	(68)	(4)
Loss for the year	(6,598)	(2,545)	(9,007)	(9,532)	(6,358)
Other comprehensive loss for the year, net of tax	-	-	-	(211)	(1,573)
Total comprehensive loss for the year	(6,598)	(2,545)	(9,007)	(9,743)	(7,931)

	USD
Basic loss per ordinary share(1)	(0.16)	(0.20)	(2.62)	(3.35)	(3.26)
Diluted loss per ordinary share(1)	(0.16)	(0.23)	(2.62)	(3.35)	(3.26)

Weighted average number of ordinary shares outstanding used to compute (in thousands)(1):
Basic loss per share	41,988	12,569	3,440	2,842	1,950
Diluted loss per share	41,988	12,969	3,440	2,842	1,950

(1)	Adjusted to reflect

●	a 1-for-10 reverse share split of our ordinary shares effected on November 6, 2015;

●	a change in the ratio of ordinary shares per ADS from five ordinary shares per ADS to 50 ordinary shares per ADS effected on March 15, 2017; and

●	a 1-for-10 reverse share split of our ordinary shares effected on July 13, 2018, together with a change in the ratio of ordinary shares per ADSs, such that after the reverse share split was implemented each ADS represents 20 post- reverse share split ordinary shares, instead of 50 pre- reverse share split ordinary shares.

For more information see “Item 4. Information on the Company A. History and Development of the Company.”

	As of December 31,
	2018	2017	2016	2015	2014
	U.S. Dollars (in thousands)

Balance Sheet Data:
Cash and cash equivalents	10,625	2,828	3,001	10,312	10,817
Short-term deposit	-	3,498	-	-	-
Financial assets at fair value through profit or loss	-	-	-	-	2,105
Total assets	11,239	7,210	4,724	12,141	14,291
Total non-current liabilities	1,798	742	463	107	208
Accumulated deficit	(62,479)	(55,881)	(53,336)	(44,329)	(34,797)
Total shareholders’ equity	8,079	5,511	2,927	10,181	13,050

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below, together with all of the other information in this annual report on Form 20-F. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer, and the price of our shares could decline.

Risks related to our Business

We made material changes to our business strategy during 2018. We cannot guarantee that any of these changes will result in any value to our shareholders.

In the recent months, we have materially changed our business model, adjusted our exclusive focus on the medical device industry to include other industries, abandoned our strategy to commercialize the MUSE™ system, transferred our ScoutCam™ activity into our subsidiary, and we are assessing several new ventures. We cannot guarantee that these strategic decisions will derive the anticipated value to us and to our shareholders, or any value at all.

We have a history of operating losses and expect to incur additional losses in the future.

We have sustained losses in recent years, which as of December 31, 2018, accumulated to $62.5 million, including an operating net loss of $6.7 million and $6.1 million for the year ended December 31, 2018 and 2017, respectively. We are likely to continue to incur significant net losses for at least the next several years as we continue to pursue our strategy. Our losses have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital. Any failure to achieve and maintain profitability would continue to have an adverse effect on our shareholders’ equity and working capital and could result in a decline in our share price or cause us to cease operations.

We will need additional funding. If we are unable to raise capital, we will be forced to reduce or eliminate our operations.

As of December 31, 2018, we had a total cash and cash equivalents balance of approximately $10.6 million. Based on our projected cash flows and our cash balances as of the date of this annual report on Form 20-F, our management is of the opinion that our cash and cash equivalents as of December 31, 2018, will allow us to fund ours operating plan through at least the next 12 months. However, we anticipate that we are likely to continue to incur significant net losses for at least the next several years as we continue the development of our products and expand our sales and marketing capabilities required to sell and market our products. There is no assurance however, that we will be successful in obtaining the level of financing needed for our operations. If we are unable to obtain additional sufficient financing our business and results of operations will be materially harmed.

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

We may not be able to complete the contemplated transaction in Algomizer group or derive the expect value from the transaction.

On March 14, 2019, we have provided Algomizer Ltd. (TASE: ALMO), or Algomizer, with a letter of intent for an investment of approximately $5 million in Algomizer group. As part of the investment, we offered Algomizer to invest (i) NIS 5.4 million directly in Algomizer, which is engaged in field of internet advertising and whose shares are traded on Tel Aviv Stock Exchange Ltd., or TASE. The investment will be made at a price per Algomizer share of NIS 4.15; (ii) NIS 9 million through the acquisition of the shares of Linkury Ltd., Algomizer subsidiary, from Algomizer, at a company valuation of Linkury of approximately NIS 96 million; and (iii) $1 million in Algomizer through share exchange by issuing Algomizer ADSs at a price of $3 per ADS in consideration for Algomizer shares at a price per Algomizer share of NIS 4.15. In addition, we will issue Algomizer warrants to purchase ADSs in an amount equal to the ADSs to be issued to Algomizer at an exercise price of $4 per ADS, which will be in effect for three years from the date of issue. As part of the investment, Algomizer will issue us warrants to purchase Algomizer shares in an amount equal to the shares issued to us in the transaction at an exercise price of NIS 5.25 per share, which will be in effect for three years from the date of issue.

Our board of directors estimates that the investment in Algomizer could yield significant value for us and for our shareholders.

The Algomizer group specializes in internet marketing, with annual sales of approximately NIS 160 million for 2018, indicating a consistent upward trend. The Algomizer group currently serves customers and partners including the world’s leading organizations such as Google, Microsoft, Apple, Yahoo, Ask, Infosys, Avaya, Dell, Instagram, and more. Further, the Algomizer group has unique technologies and expertise in various fields of the Internet, including: Internet video, Internet sales, Internet advertising, website monetization, search engines and more. These technologies include developments and algorithms in the field of artificial intelligence and business intelligence developed by the Algomizer group.

We cannot guarantee that the contemplated transaction with the Algomizer group will close and if closed, that it will derive the anticipated value to us and to our shareholders. If the transaction will not close, or such value will not be obtained, our results of operations may be adversely affected.

Our ability to freely operate our business is limited as a result of certain covenants included in our Series C Warrants.

The Series C Warrant Agreement, or the Series C Warrant, contains a number of covenants that limit our operating activities, and may prevent our acquisition by a third party, including a provision setting forth that in the event of a fundamental transaction (other than a fundamental transaction not approved by the our board of directors), we or any successor entity may at the Series C Warrant holder’s option, exercisable at any time concurrently with, or within 30 days after, the consummation of the fundamental transaction, purchase the Series C Warrants from the holder by paying to the Series C Warrant holder an amount of cash equal to the Black Scholes value of the remaining unexercised portion of the Series C Warrants on the date of the consummation of such fundamental transaction. These and other similar provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

Risks related to our ScoutCam™ Business

Because of our limited operating history, we may not be able to successfully operate our business or execute our business plan.

In 2019, we transferred our ScoutCam™ activity, which has limited operation activity, into a wholly-owned subsidiary. Given the limited operating history, it is hard to evaluate our proposed business and prospects. Our proposed business operations will be subject to numerous risks, uncertainties, expenses and difficulties associated with early-stage enterprises. Such risks include, but are not limited to, the following:

●	the absence of a lengthy operating history;

●	insufficient capital to fully realize our operating plan;

●	expected continual losses for the foreseeable future;

●	operating in multiple currencies;

●	our ability to anticipate and adapt to a developing market(s);

●	acceptance of our ScoutCam™ by the medical community and consumers;

●	acceptance of our ScoutCam™ by the non-medical community and consumers;

●	limited marketing experience;

●	a competitive environment characterized by well-established and well-capitalized competitors;

●	the ability to identify, attract and retain qualified personnel; and

●	operating in an environment that is highly regulated by a number of agencies.

Because we are subject to these risks, evaluating our business may be difficult, our business strategy may be unsuccessful and we may be unable to address such risks in a cost-effective manner, if at all. If we are unable to successfully address these risks our business could be harmed.

The commercial success of the ScoutCam™ system or any future product, depends upon the degree of market acceptance by the medical community as well as by other prospect markets and industries.

Any product that we bring to the market may or may not gain market acceptance by prospect customers. The commercial success of the ScoutCam™ system and any future product depends in part on the medical community as well as other industries for various use cases, depending on the acceptance by such industries of ScoutCam™ as a useful and cost-effective solution compared to current technologies. To date, we have experienced slower than expected market penetration in the medical field for the ScoutCam™ and we have not yet started the commercialization and market penetration in other industries. If the ScoutCam™ system or any future product does not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable. The degree of market acceptance of our products will depend on a number of factors, including:

●	the cost, safety, efficacy, and convenience of the ScoutCam™ and any future product in relation to alternative products;

●	the ScoutCam™ acceptance as a superior solution in industries other than for the medical industry;

●	the ability of third parties to enter into relationships with us without violating their existing agreements;

●	the effectiveness of our sales and marketing efforts;

●	the prevalence and severity of any side effects resulting from the procedure, relating to the use of ScoutCam™ in the medical segments;

●	the strength of marketing and distribution support for, and timing of market introduction of, competing products; and

●	publicity concerning our products or competing products.

Our efforts to penetrate industries and educate the marketplace on the benefits of our products may require significant resources and may never be successful. Such efforts to educate the marketplace may require more resources than are required by conventional technologies.

We expect to face significant competition. If we cannot successfully compete with new or existing products, our marketing and sales will suffer and we may never be profitable.

We expect to compete against existing technologies and proven products in different industries. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs than we do, and have substantially greater financial resources than we do, as well as significantly greater experience in obtaining applicable regulatory approvals applicable to the commercialization of our products.

If we are unable to establish sales, marketing and distribution capabilities or enter into successful relationships with third parties to perform these services, we may not be successful in commercializing our ScoutCam™.

We have a limited sales and marketing infrastructure and have limited experience in the sale, marketing or distribution of products. To achieve commercial success for any product for which we have obtained marketing approval, we will need to establish a sales and marketing infrastructure or to out-license our products.

In the future, we may consider building a focused sales and marketing infrastructure to market ScoutCam™ and potentially other product in the United States or elsewhere in the world. There are risks involved with establishing our own sales, marketing and distribution capabilities. For example, recruiting and training a sales force could be expensive and time consuming and could delay any product launch. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our products on our own include:

●	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

●	the inability of sales personnel to obtain access to potential customers;

●	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

●	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we are unable to establish our own sales, marketing and distribution capabilities or enter into successful arrangements with third parties to perform these services, our revenues and our profitability may be materially adversely affected.

In addition, we may not be successful in entering into arrangements with third parties to sell, market and distribute our ScoutCam™ or other products inside or outside of the United States or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales, marketing and distribution capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

We depend on the success of ScoutCam™ for our revenue, which could impair our ability to achieve profitability.

We plan to derive most of our future revenue from product sales and development services of our imaging equipment and our flagship ScoutCam™ and its future applications. Our future growth and success is dependent on the successful commercialization of the ScoutCam™ system. If we are unable to achieve increased commercial acceptance of the ScoutCam™ system, or experience a decrease in the utilization of our product line or procedure volume, our revenue would be adversely affected.

Our reliance on third-party suppliers for most of the components of our products could harm our ability to meet demand for our products in a timely and cost-effective manner.

Though we attempt to ensure the availability of more than one supplier for each important component in our products, the number of suppliers engaged in the provision of miniature video sensors which are suitable for our Complementary Metal Oxide Semiconductor (“CMOS”) technology products is very limited, and therefore in some cases we engage with a single supplier, which may result in dependency on such supplier. This is the case regarding sensors for the CMOS type technology that is produced by a single supplier in the United States. As we do not have a contract in place with this supplier, there is no contractual commitment on the part of such supplier for any set quantity of such sensors. The loss of our sole supplier in providing us with miniature sensors for our CMOS technology products, and our inability or delay in finding a suitable replacement supplier, could significantly affect our business, financial condition, results of operations and reputation.

We may be subject to product liability claims, product actions, including product recalls, and other field or regulatory actions that could be expensive, divert management’s attention and harm our business.

Our business exposes us to potential liability risks, product actions and other field or regulatory actions that are inherent in the manufacturing, marketing and sale of medical device products. We may be held liable if our products cause injury or death or is found otherwise unsuitable or defective during usage. Our products incorporate mechanical and electrical parts, complex computer software and other sophisticated components, any of which can contain errors or failures. Complex computer software is particularly vulnerable to errors and failures, especially when first introduced. In addition, new products or enhancements to our existing products may contain undetected errors or performance problems that, despite testing, are discovered only after installation.

If any of our products are defective, whether due to design or manufacturing defects, improper use of the product, or other reasons, we may voluntarily or involuntarily undertake an action to remove, repair, or replace the product at our expense. In some circumstances we will be required to notify regulatory authorities of an action pursuant to a product failure.

Risks related to our MUSE™ Technology

We are currently proposing our MUSE™ system business for sale. If we are unable to sell our MUSE™ business or unable to sell it in terms acceptable to us, we will have to write off our investment in the MUSE™ system, which will adversely affect our business.

We are currently proposing our MUSE™ system business for sale. If we are unable to sell our MUSE™ business or unable to sell it in terms acceptable to us, we could not derive any value from the sale and will lose significant cash flow, which, in turn, will adversely affect our financial results.

Several factors may delay or prevent us from selling our MUSE™ system business:

●	potential purchasers’ perception on the cost, safety, efficacy, and convenience of the MUSE™ system in relation to alternative treatments and products;

●	publicity concerning our products, including MUSE™, or competing products and treatments;

●	patients suffering from adverse events while using the MUSE™ system; and

●	competition from the pharmaceutical sector, which could harm the ability to market and commercialize the MUSE™ system and, as a result, impact the attractiveness of the MUSE™ system in the eyes of potential purchasers.

Further, we have only limited clinical data to support the value of the MUSE™ system, which may make patients, physicians and hospitals reluctant to accept or purchase our products, and as such a potential purchaser may be reluctant to purchase our MUSE™ business or such lack of data will be reflected in the purchase price.

Moreover, various modifications to our MUSE™ system regulator-cleared products may require new regulatory clearances or approvals or require a recall or cease marketing of the MUSE™ system until clearances or approvals are obtained. Clearances and approvals by the applicable regulator are subject to continual review, and the later discovery of previously unknown problems can result in product labeling restrictions or withdrawal of the product from the market. The potential loss of previously received approvals or clearances, or the failure to comply with existing or future regulatory requirements could reduce the potential sales, profitability and future growth prospects of the MUSE™.

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

Risks related to Regulatory Compliance

If we or our contractors or service providers fail to comply with regulatory laws and regulations, we or they could be subject to regulatory actions, which could affect our ability to develop, market and sell our products in the medical field and any other or future products that we may develop and may harm our reputation in the medical field.

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

From time to time, legislation is drafted and introduced in the United States, European Union or other countries in which we operate, that could significantly change the statutory provisions governing the clearance or approval, manufacture and marketing of our products, including in the medical devices industry. In addition, regulations and guidance may often be revised or reinterpreted by the regulatory authorities in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted or interpretations changed, and what the impact of such changes, if any, may be.

If we fail to comply with the extensive government regulations relating to our business, we may be subject to fines, injunctions and other penalties that could harm our business.

The application of our MUSE™ system as a medical device is subject to extensive regulation by the FDA, pursuant to the Federal Food, Drug, and Cosmetic Act, or FDCA, and various other federal, state and foreign governmental authorities. Government regulations and requirements specific to medical devices are wide ranging and govern, among other things:

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

Failure to obtain regulatory approval in foreign jurisdictions will prevent us from expanding the commercialization of our products.

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

The disclosure rules regarding the use of conflict minerals may affect our relationships with suppliers and customers.

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

Risks Related to our Operations in Israel

Our headquarters, manufacturing facilities, and administrative offices are located in Israel and, therefore, our results may be adversely affected by military instability in Israel.

Our offices are located in Israel. In addition, our officers and directors are residents of Israel. Accordingly, geopolitical or military conditions in Israel and its region may directly or indirectly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During July and August 2014, Hamas and Israel were engaged in a military conflict that caused damage and disrupted economic activities in Israel. During November 2012, Hamas and Israel were engaged in an armed conflict and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and consultants are located, and negatively affected business conditions in Israel. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. The conflict situation in Israel could cause situations where medical product certifying or auditing bodies could not be able to visit our manufacturing facilities in order to review our certifications or clearances, thus possibly leading to temporary suspensions or even cancellations of our clearances or manufacturing certifications. The conflict situation in Israel could also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Furthermore, several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in the region continue or intensify. Such restrictions may seriously limit our ability to sell our products to customers in those countries.

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

Some of our operations in Israel may entitle us to certain tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investments Law, once we begin to produce taxable income. From time to time, the government of Israel has considered reducing or eliminating the tax benefits available to Benefitted Enterprise programs such as ours. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which was set at 23% in 2018 and thereafter. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current “Benefitted Enterprise” is entitled to may not be continued in the future at their current levels, or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we would have to pay if we produce revenues would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by way of acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefits programs. See “Item 10. Additional Information - E. Taxation.”

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

In May 2017, IIA issued new rules for licensing know how developed with IIA funding outside of Israel, or the Licensing Rules, allowing us to enter into licensing arrangements or grant other rights in know-how developed under IIA programs outside of Israel, subject to the prior consent of IIA and payment of license fees to IIA, calculated in accordance with the Licensing Rules. The payment of the license fees will not discharge us from the obligations to pay royalties or other payments to IIA.

We were members of an IIA-related consortium, in which certain of our technologies were developed. We are required to provide licenses to the other members of the consortium to use such technologies for no consideration, which could reduce our profitability.

Certain of our miniaturized imaging equipment may be based on technological models developed as part of the Bio Medical Photonic Consortium in the framework of Magnet program of the IIA. We received $2.3 million from IIA in the framework of the Consortium. The property rights in and to “new information” (as such term is defined therein) which has been developed by a member of the Consortium, in the framework of a research and development program conducted as part of the Consortium, belongs solely to the Consortium member that developed it. The developing member is obligated to provide the other members in the Consortium a non-sublicensable license to use of the “new information” developed by such member, without consideration, provided that the other members do not transfer such “new information” to any entity which is not a member of the Consortium, without the consent of such member. No royalties from this funding are payable to the Israeli government, however, the provisions of the Innovation Law and related regulations regarding, inter alia, the restrictions on the transfer of know-how outside of Israel do apply, mutatis mutandis.

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

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, will determine whether the employee is entitled to remuneration for his inventions. Recent case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration (but rather uses the criteria specified in the Patent Law). Although we generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

Risks Related to an Investment in the Securities

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2018 or in any subsequent year. This may result in adverse U.S. federal income tax consequences for U.S. taxpayers that are holders of our securities.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We do not believe we were a PFIC for 2018 or 2017 but there can be no assurance that we were not a PFIC in those years and will not be a PFIC in subsequent years, as our operating results for any such years may cause us to be a PFIC. If we are a PFIC in 2018, or any subsequent year, and a U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of our securities will be subject to special rules. Under these rules: (1) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the securities; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold or have held our securities during a period when we were or are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election. A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto.

The market prices of our securities are subject to fluctuation, which could result in substantial losses by our investors.

The stock market in general and the market prices of our ordinary shares on TASE, and the ADSs on Nasdaq, in particular, are or will be subject to fluctuation, and changes in these prices may be unrelated to our operating performance. We anticipate that the market prices of our securities will continue to be subject to wide fluctuations. The market price of our securities is, and will be, subject to a number of factors, including:

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

We do not know whether a market for our Series C Warrants will be sustained or what the trading price of the Series C Warrants will be and as a result it may be difficult for you to sell your Series C Warrants.

Even though our Series C Warrant are listed on Nasdaq, there is no assurance that a market will be sustained or maintain a high enough per warrant trading price to maintain the national exchange listing requirements in the future. Without an active market, the liquidity of the Series C Warrants will be limited.

Our Series C Warrants are speculative in nature.

The Series C Warrants do not confer any rights of ownership of ordinary shares or ADSs on their holders, such as voting rights or the right to receive dividends, but only represent the right to acquire ADSs at a fixed price for a limited period of time. Holders of the Series C Warrants may exercise their right to acquire ADSs and pay the exercise price per ADS of $3.50, subject to adjustment upon certain events, prior to five years from the date of issuance, after which date any unexercised warrants will expire and have no further value.

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

Our ordinary shares have been traded on TASE since February 2006 and our ADSs have been traded on Nasdaq since August 5, 2015. Trading in our securities on these markets takes place in different currencies (U.S. dollars on the Nasdaq and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of these securities on these two markets may differ due to these and other factors. Any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

We incur additional increased costs as a result of the listing of the ADSs for trading on Nasdaq, and our management is required to devote substantial time to new compliance initiatives and reporting requirements.

As a public company in the United States, we incur significant accounting, legal and other expenses as a result of the listing of the ADSs on Nasdaq. These include costs associated with corporate governance requirements of the SEC and the Marketplace Rules of the Nasdaq, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These rules and regulations increase our legal and financial compliance costs, introduce costs such as investor relations, stock exchange listing fees and shareholder reporting, and make some activities more time consuming and costly. Any future changes in the laws and regulations affecting public companies in the United States and Israel, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and the rules of the Nasdaq Stock Market, as well as compliance with the applicable full Israeli reporting requirements which currently apply to us as a company listed on the TASE (for so long as they apply to us, pending shareholder approval by special majority of a change to our TASE reporting requirements to allow us to report to the TASE in the same manner in which we report to the SEC), may result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

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

We are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2019.

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

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 as they apply to a foreign private issuer that is listing on a U.S. exchange for the first time, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned, and our securities price may suffer.

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

Our ADSs are listed on Nasdaq under the symbol “MDGS”. To continue to be listed on Nasdaq, we are required to satisfy a number of conditions, including a minimum bid price of at least $1.00 per share, a market value of our publicly held shares of at least $1 million and shareholders’ equity of at least $2.5 million.

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

Our legal and commercial name is Medigus Ltd. We were incorporated in the State of Israel on December 9, 1999, as a private company pursuant to the Israeli Companies Ordinance (New Version), 1983. In February 2006, we completed our initial public offering in Israel, and our ordinary shares have since traded on TASE, under the symbol “MDGS”. In May 2015, we listed the ADSs on Nasdaq, and since August 2015 the ADSs have been traded on Nasdaq under the symbol “MDGS”. Our Series C Warrants have been trading on Nasdaq under the symbol “MDGSW” since July 2018. Each Series C Warrant is exercisable into one ADS for an exercise price of $3.50 and will expire five years from the date of issuance. Each ADS represents 20 ordinary shares.

We are a public limited liability company and operate under the provisions of the Companies Law. Our registered office and principal place of business are located at Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel and our telephone number in Israel is + 972-72-260-2200. Our website address is www.medigus.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F.

On July 22, 2007, we formed a wholly owned subsidiary in the State of Delaware under the name Medigus USA LLC, or the U.S. Subsidiary. On October 1, 2013, a service agreement was executed between the Company and the U.S. Subsidiary whereby the U.S. Subsidiary would render services to the Company against reimbursement of its direct expenses as well as a premium at a reasonable rate.

On January 3, 2019, we formed a wholly owned subsidiary in Israel under the name ScoutCam Ltd., or ScoutCam. ScoutCam was incorporated as part of a reorganization of the Company intended to distinguish the Company’s miniaturized imaging business, or the micro ScoutCam™ portfolio, from the other operations of the Company and to enable the Company to form a separate business unit with dedicated resources focused on the promotion of such technology. As such, the Company is in the process of completing the transfer of all of the Company’s assets and intellectual property related to the Company’s miniaturized imaging business into ScoutCam.

To date, substantially material portion of our revenues have derived from our micro ScoutCam™ portfolio for use within the medical and industrial fields. Together with the technology transfer, we have begun examining additional applications for our micro ScoutCam™ portfolio outside of the medical device industry, among others, the defense, aerospace, automotive, and industrial non-destructing-testing industries. We plan to further expand the activity in these non-medical spaces. In addition, we are considering the introduction of investors to invest directly in ScoutCam.

In addition, we have been engaged in the development, production and marketing of innovative endoscopic surgical devices for the treatment of Gastroesophageal Reflux Disease, or GERD, a common ailment which is predominantly treated by medical therapy (e.g., proton pump inhibitors) or in more chronic cases, conventional open or laparoscopic surgery. Our FDA-cleared and CE-marked product, known as the MUSE™ System, enables a trans-orifice procedure, or scar less procedure through a natural opening in the body, that requires no incision for the treatment of GERD by reconstruction of the esophageal valve where the stomach and the esophagus meet.

Recently, our board of directors has determined to examine potential opportunities to sell our MUSE™ technology, or alternatively grant a license or licenses for the use of the MUSE™ technology.

On March 4, 2019 we have entered into a binding memorandum of understanding with Linkury Ltd., pursuant to which we intended to establish a commercial technological platform for the manufacturing, marketing and distribution of cannabidiol (CBD) based products. We are currently reevaluating this transaction, including its potential termination.

On March 14, 2019, we have provided Algomizer Ltd. (TASE: ALMO), or Algomizer, with a letter of intent for an investment of an aggregate of approximately $5 million in Algomizer group. As part of the investment, we offered Algomizer to invest (i) NIS 5.4 million directly in Algomizer, which is engaged in field of internet advertising and whose shares are traded on TASE. The investment will be made at a price per Algomizer share of NIS 4.15; (ii) NIS 9 million through the acquisition of the shares of Linkury Ltd., Algomizer subsidiary, from Algomizer, at a company valuation of Linkury of approximately NIS 96 million; and (iii) $1 million in Algomizer through share exchange by issuing Algomizer ADSs at a price of $3 per ADS in consideration for Algomizer shares at a price per Algomizer share of NIS 4.15. In addition, we will issue Algomizer warrants to purchase ADSs in an amount equal to the ADSs to be issued to Algomizer at an exercise price of $4 per ADS, which will be in effect for three years from the date of issue. As part of the investment, Algomizer will issue us warrants to purchase Algomizer shares in an amount equal to the shares issued to us in the transaction at an exercise price of NIS 5.25 per share, which will be in effect for three years from the date of issue.

Principal Capital Expenditures

We had capital expenditures of approximately $11,000, $9,000 and $38,000 in the years ended on December 31, 2018, 2017 and 2016, respectively. Our capital expenditures are primarily for network infrastructure, computer hardware, purchase of machinery and software and leasehold improvements of our facilities. We have financed our capital expenditures from our available cash. We expect to maintain our capital expenditures in 2019 with a consistent volume.

There are no significant capital expenditures or divestitures currently in progress by the Company.

B.	Business Overview

Overview

We are engaged in the development, production and marketing of innovative miniaturized imaging equipment known as our micro ScoutCam™ portfolio for use in medical procedures as well as various industrial applications, through our Israeli subsidiary, ScoutCam. ScoutCam was incorporated as part of a reorganization of the Company intended to distinguish the Company’s micro ScoutCam™ portfolio from the other operations of the Company and to enable the Company to form a separate business unit with dedicated resources focused on the promotion of our miniaturized imaging technology. The Company is currently in the process of completing the transfer of all of the Company’s assets and intellectual property related to the Company’s miniature video cameras business into ScoutCam.

To date, substantially material portion of our revenues have derived from our micro ScoutCam™ portfolio for use within the medical and industrial fields. Together with the technology transfer, we have begun examining additional applications for our micro ScoutCam™ portfolio outside of the medical device industry, among others, the defense, aerospace, automotive, and industrial non-destructing-testing industries. We plan to further expand the activity in these non-medical spaces.

In addition, we have been engaged in the development, production and marketing of innovative surgical devices with direct visualization capabilities for the treatment of Gastroesophageal Reflux Disease, or GERD, a common ailment, which is predominantly treated by medical therapy (e.g. proton pump inhibitors) or in chronic cases, conventional open or laparoscopic surgery. Our FDA-cleared and CE-marked endosurgical system, known as the Medigus Ultrasonic Surgical Endostapler, or MUSE™ (Medigus Ultrasonic Surgical Endostapler) system, enables minimally-invasive and incisionless procedures for the treatment of GERD by reconstruction of the esophageal valve via the mouth and esophagus, eliminating the need for surgery in eligible patients. We believe that this procedure offers a safe, effective and economical alternative to the current modes of GERD treatment for certain GERD patients, and has the ability to provide results which are equivalent to those of standard surgical procedures while reducing pain and trauma, minimizing hospital stays, and delivering economic value to hospitals and payors. The key elements of the MUSE™ system include a single-use endostapler containing several sophisticated innovative technologies such as flexible stapling technology, a miniature camera and ultrasound sensor, as well as a control console offering a video image transmitted from the tip of the endostapler.

Our Micro ScoutCam™ Portfolio

We have developed several models of miniaturized digital video cameras and video processing equipment, for use in medical endoscopy products as well as industrial uses. Our cameras range between 8.0mm to 0.99 mm in diameter, and are based on single-use Complementary Metal Oxide Semiconductor, or CMOS, image sensors. In some cases, our cameras are relatively inexpensive, allowing them to be used in single-use devices.

Our miniature cameras are intended for use in medical applications in which it has not yet been feasible to use miniature video cameras, and may be integrated into devices developed by the company, or by third parties who source the camera from us. We expect that the growing demand for single-use medical devices will increase demand for the CMOS cameras in particular, in fields such as gastroenterology, orthopedics, gynecology, ears nose throat, urology, cardio-vascular, and other fields in which diagnostic and surgical procedures may be performed endoscopically. Small-diameter video cameras permit not only smaller camera-based endoscopes which are able to penetrate previously inaccessible organs or visualize them in improved image quality, but also allows for the addition of working channels and other features in the valuable space freed by the reduction in camera size. In additional to the medical applications, we expanded recently our activity in non-medical applications such as defense, aerospace, automotive, and industrial non-destructing-testing industries. We plan to further expand the activity in these non-medical spaces.

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

To date, substantially material portion of our revenues have derived from our micro ScoutCam™ portfolio for use within the medical and industrial fields.

Our MUSE™ System

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

Beyond painful symptoms, GERD may also increase sufferers’ susceptibility to cancer. Whereas the stomach is lined by the “gastric mucosal barrier” which allows acidic material to be contained harmlessly, the surface of the esophagus consists of flat, thin cells called squamous cells, which are not resistant to acid. Repeated episodes of acid reflux can cause inflammation of the esophagus, a condition called esophagitis. The flat cells lining the esophagus can also undergo genetic changes due to exposure to acid, causing these cells to resemble those found in the stomach lining.

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

Given the current environment in which the vast majority of GERD sufferers in North America and Europe must choose between long-term pharmaceutical therapy and surgery, leading to what is known in our industry as the “treatment gap”, we believe there is a demand for a minimally-invasive, incision-less procedure which treats the root cause of the disease. We believe that the MUSE™ system is positioned to fill this need.

Our Solution

Our product, the MUSE™ system for transoral fundoplication, is a single use innovative device for the incisionless treatment of GERD. The MUSE™ technology is based on our proprietary platform technology, experience and know-how. Transoral means the procedure is performed through the mouth, rather than through incisions in the abdomen. The MUSE™ system is used to perform a procedure as an alternative to a surgical fundoplication. The MUSE™ system offers an endoscopic, incisionless alternative to surgery. A single surgeon or gastroenterologist can perform the MUSE™ procedure in a transoral way, unlike in a laparoscopic fundoplication which requires incisions.

The system consists of the MUSE™ console controller, the MUSE™ endostapler and several accessories, including an overtube, irrigation bottle, tubing supplies and staple cartridges. The MUSE™ endostapler incorporates a video camera, a flexible surgical stapler and an ultrasonic guidance system that is used to measure the distance between the anvil and the cartridge of the stapler, to ensure their proper alignment and tissue thickness. The device also contains an alignment pin, which is used for initial positioning of the anvil against the cartridge, two anvil screws, which are used to reduce the thickness of the tissue that needs to be stapled and to fix the position of the anvil and the MUSE™ endostapler during stapling. The system allows the operator to staple the fundus of the stomach to the esophagus, in two or more locations, typically around the circumference, thereby creating a fundoplication, without any incisions.

Endoscopic procedures generally involve less recovery time and patient discomfort than conventional open or laparoscopic surgery. These procedures are also typically performed in the outpatient hospital setting as opposed to an inpatient setting. Typically, outpatient procedures cost the hospital or the insurer less money since there is no overnight stay in the hospital.

The clearance by the FDA, or ‘Indications for Use’, of the MUSE™ system is “for endoscopic placement of surgical staples in the soft tissue of the esophagus and stomach in order to create anterior partial fundoplication for treatment of symptomatic chronic Gastro-Esophageal Reflux Disease in patients who require and respond to pharmacological therapy”. As such, the FDA clearance covers the use by an operator of the MUSE™ endostapler as described in the above paragraph. In addition, in the pivotal study that was presented to the FDA in order to gain clearance, only patients who were currently taking GERD medications (i.e. pharmacological therapy) were allowed in the study. In addition, all patients had to have a significant decrease in their symptoms when they were taking medication compared to when they were off the medication. As such, the FDA clearance included the indication that MUSE™ system is intended for patients who require and respond to pharmacological therapy. The MUSE™ system indication does not restrict its use with respect to GERD severity from a regulatory point of view. However, clinicians typically only consider interventional treatment options for moderate to severe GERD. Therefore, it is reasonable to expect the MUSE™ system would be primarily used to treat moderate and severe GERD in practice. The system has received 510(k) marketing clearance from the FDA in the United States, as well as a CE mark in Europe and a license from Health Canada. It is also cleared for use in Turkey and in Israel.

Recently, our board of directors has determined to examine potential opportunities to sell our MUSE™ technology, or alternatively grant a license or licenses for the use of the MUSE™ technology.

Our Strategy

Our primary goal is to generate recurring revenues by driving sales of our micro ScoutCam™ portfolio and to pursue potential opportunities to sell our MUSE™ technology, or alternatively grant a license or licenses for the use of the MUSE™ technology. Our strategy includes the following key elements:

Driving our micro ScoutCam™ portfolio sales. We intend to continue to focus on commercializing our micro ScoutCam™ portfolio in key geographies and markets. Our distribution network continues to expand for further commercialization.

Developing additional visualization products. Additionally, we intend to develop other products which will be based on our miniature camera technology and our ability to integrate therapy with the need for visualization. Products could include a fully integrated, endoscopic platform designed for endoscopic surgical tissue dissection or for endoscopic sleeve gastrectomy. Other opportunities may include leveraging the miniature camera design for orthopedic markets, cardio and peripheral interventional procedures or biliary visualization. We also intend to look for applications for our micro ScoutCam™ portfolio outside of the medical device industry, among others, the defense industry, the aviation industry and the automotive industry.

Collaborating and co-developing with established companies. We seek to initiate co-development or licensing collaborations with leading companies which have existing marketing channels or significant marketing power in critical geographies and sales channels.

Sell or License MUSE™ technology. Our board of directors has determined to examine potential opportunities to sell our MUSE™ technology, or alternatively grant a license or licenses for the use of the MUSE™ technology.

Substantially material portion of our revenues in recent years are based on the sale of miniature cameras which we develop and manufacture. The following data reflects our total revenue arising from the following services:

	Revenues
	Year Ended December 31,
	2018	2017	2016
	(Thousands of U.S. dollars)
Sales of Miniature Cameras and related equipment	175	306	92
Development services	217	-	357
Sales of the MUSE™ System	44	161	100
Total	436	467	549

The following data reflects our total revenue broken down by geographic region:

	Revenues
	Year Ended December 31,
	2018	2017	2016
	(Thousands of U.S. dollars)
United States	315	115	345
Europe	63	193	53
Asia	36	116	5
Other	22	43	146
Total	436	467	549

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

Marketing and Distribution

Marketing of micro ScoutCam™

With respect to our micro ScoutCam™ portfolio, we sell and market our off-the-shelf and customized products globally and also engage in co-development efforts when possible. We also maintain a dedicated web-site for our imaging products.

Marketing of MUSE™ systems

As part of our board of directors decision to examine potential opportunities to sell our MUSE™ technology, or alternatively grant a license or licenses for the use of the MUSE™ technology, our board of directors has reexamined the efforts and resources currently invested by us in our MUSE™ technology distribution agreements as well as the revenues obtained through such agreements in order to assess their financial viability. As a result of this analysis, our board of directors resolved to terminate our distribution agreements, except for our distribution in China, in order to redirect our resources to securing licensing agreements, which may in turn generate significant income in the short term, reduce operating expenses and lower the Company’s burn rate.

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

We own 20 U.S. patents and have filed three additional patent applications in the U.S. In addition, we own 63 patents that were granted in other countries, including nine European patents, which are not valid on their own, unless validated in specific European countries, as indeed were validated according to our list of chosen European countries. We also have ten pending patent applications outside of U.S. Our patents, and any patents which may be granted under our pending patent applications, expire between the years 2021 and 2037.

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

Competition

The medical device industry, can be significantly affected by new product introductions and other market activities of industry participants. We believe that the principal competitive factors in our market include:

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

Competition with our micro ScoutCam™ portfolio

The main devices that compete with our miniature cameras are manufactured by Awaiba, Fujikura, MicroCam (Sanovas), Precision Optics, Opcom, Misumi and FISBA. The miniature cameras of each of these vendors differ in various factors include image quality and resolution, camera shape and dimensions, sensor technology, optic characteristics, and user flexibility and customization. In recent years, OmniVision, a global leader in CMOS sensors, expanded its interest in micro sensors, and in supporting them with optics and video processing solutions. We use OmniVision sensors in the MUSE™ system as well as in many of our ScoutCam™ projects and strive to strengthen our partnership with OmniVision.

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

Over the last few years a number of different medical devices and treatments have been introduced to address the “treatment gap” in GERD treatments and therapies which is found between long-term pharmaceutical therapy on one hand and surgery on the other. These devices and treatments seek to treat GERD less invasively than fundoplication and without the need for long-term use of drug therapy

Government Regulation

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

U.S. Food and Drug Administration

All of our medical device products sold in the U.S. are subject to regulation as medical devices under the FDA, as implemented and enforced by the FDA. The FDA governs the following activities that we perform or that are performed on our behalf, to ensure that medical products we manufacture, promote and distribute domestically or export internationally are safe and effective for their intended uses:

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

Medical devices can be marketed only for the indications for which they are cleared or approved. After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) marketing clearance or, depending on the modification, PMA approval. The FDA requires each manufacturer to determine whether the proposed changes requires submission of a 510(k) or a PMA, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing or recall the modified device until 510(k) marketing clearance or PMA approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines or penalties. We have made product enhancements to MUSE™ system and other products that we believe do not require new 510(k) marketing clearances. We cannot be assured that the FDA would agree with any of our decisions not to seek 510(k) marketing clearance or PMA approval. For risks related to 510(k) marketing clearance, see “Item 3. Key information—D. Risk Factors – Risks Related to Regulatory Compliance.”

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

Within the framework of the activities of the Consortium, the Company worked to develop the next generation technology of miniature cameras. The cameras were integrated, within the framework of the Consortium, in technological models for minimally invasive procedures which were developed by the members of the Consortium. The various combinations of surgical tools and advanced visual capabilities with miniature endoscopes are innovative, and we predict that the Consortium framework will continue serving as a fruitful basis for the development of innovative medical procedures through the creation of intellectual property. Additionally, we will cooperate with research groups which develop indicators for early detection of colorectal cancer, with the aim of integrating the visualization techniques and key products in this field. The Company received an amount of approximately US $2.3 from the IIA in the framework of the Consortium.

In February 2019, the IIA approved a transfer of know-how and technology developed by the Company in the framework of the Consortium to ScoutCam Ltd., a company incorporated under the laws of the State of Israel, a wholly owned subsidiary of the Company. Accordingly, all rights and liabilities to the IIA under the Innovation Law in connection with such know how have been transferred to the subsidiary.

The following are details regarding the rights and obligations within the framework of our activity in the Consortium, which will apply to the subsidiary notwithstanding the conclusion of the program:

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

(ii)	The Consortium member is entitled to register a patent for the new information which has been developed by it within the framework of its activity in the Consortium. The foregoing registration does not require approval from the administration; and

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

In accordance with the outline of the Dental Project, we and Qioptiq collaborated on the development of an innovative miniature-diameter endoscope, with side viewing capabilities, intended for use in various dental implant procedures, the Dental Endoscope. During the Dental Project, each of the parties developed different parts of the Dental Endoscope. In accordance with the terms of the collaboration, the intellectual property which originated from the development of the Dental Endoscope remained the exclusive property of the party which developed it. Subject to the completion of the project, the parties agreed to conduct negotiations regarding the method used to produce and market the Product. The foregoing negotiations have not been conducted. In January 2019 we have notified the IIA that the Dental Project has failed due to technological reasons and that there are no revenues to be expected from this project.

Grants and Royalty Obligations

We received various grants from the IIA in connection with our participation in its programs. We received a grant of approximately $2.3 million in connection with our participation in the Bio Medical Photonics Consortium in the production of generic technology related to the partial development of miniature or the Consortium Grant. Under the terms of the Consortium Grant we are not required to pay royalties. In addition, we received a grant of approximately $0.2 million in connection with a collaboration within the framework of the Eureka organization related to miniature endoscope for dental implants, or the Eureka Grant. Under the terms of the Eureka Grant, we would have to pay royalties at a rate of 3%-5% from the actual sales of the relevant device, up to the repayment of the grant, with the addition of interest and linkage. In January 2018 we have notified the IIA that the project that received the Eureka Grant has failed due to technological reasons and that there are no revenues to be expected from this project.

C.	Organizational Structure

We currently have two wholly owned subsidiaries: (i) Medigus USA LLC, a limited liability company, incorporated in the State of Delaware, United States, and (ii) ScoutCam Ltd., a company incorporated under the laws of the State of Israel.

D.	Property, Plant and Equipment

Our offices and research and development facility are located at Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500 Israel, where we occupy approximately 807 square meters. We lease our facilities and our lease ends on December 31, 2019.

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

The audited consolidated financial statements for the years ended December 31, 2018, 2017 and 2016 in this annual report have been prepared in accordance with International Financial Reporting Standards, which are standards and interpretations thereto issued by the International Accounting Standard Board.

Overview

We are engaged in the development, production and marketing of innovative miniaturized imaging equipment known as our micro ScoutCam™ portfolio for use in medical procedures as well as various industrial applications, through our Israeli subsidiary, Scout Cam.

In addition, we have been engaged in the development, production and marketing of innovative surgical devices with direct visualization capabilities for the treatment of Gastroesophageal Reflux Disease, or GERD, a common ailment, which is predominantly treated by medical therapy (e.g. proton pump inhibitors) or in chronic cases, conventional open or laparoscopic surgery.

To date, substantially material portion of our revenues have derived from our micro ScoutCam™ portfolio for use within the medical and industrial fields.

We have incurred net losses each year since inception. The Company’s accumulated deficit as of December 31, 2018 aggregated to approximately $62.5 million. We anticipate that we are likely to continue to incur significant net losses for at least the next several years as we continue the development of our products and expand our sales and marketing capabilities required to sell and market our products.

Recent business events and key milestones in the development of our business, include the following:

●	In July 2018, pursuant to a registration statement in the United States, we raised approximately $10 million (gross) through the issuance of ADSs and warrants. See “Item 10. Additional Information – C. Material Contracts.”

●	On September 20, 2018, the annual general meeting of the shareholders has determined to replace the then serving directors with our current directors.

●	On January 3, 2019, we formed a wholly owned subsidiary in Israel under the name ScoutCam Ltd., or ScoutCam. ScoutCam was incorporated as part of a reorganization of the Company intended to distinguish the Company’s miniaturized imaging business, or the micro ScoutCam™ portfolio, from the other operations of the Company and to enable the Company to form a separate business unit with dedicated resources focused on the promotion of such technology.

●	On March 14, 2019, we have provided Algomizer Ltd. (TASE:ALMO), or Algomizer, with a letter of intent for an investment of an aggregate of approximately $5 million in Algomizer group. As part of the investment, we offered Algomizer to invest (i) NIS 5.4 million directly in Algomizer, which is engaged in field of internet advertising and whose shares are traded on TASE. The investment will be made at a price per Algomizer share of NIS 4.15; (ii) NIS 9 million through the acquisition of the shares of Linkury Ltd., Algomizer subsidiary, from Algomizer, at a company valuation of Linkury of approximately NIS 96 million; and (iii) $1 million in Algomizer through share exchange by issuing Algomizer ADSs at a price of $3 per ADS in consideration for Algomizer shares at a price per Algomizer share of NIS 4.15. In addition, we will issue Algomizer warrants to purchase ADSs in an amount equal to the ADSs to be issued to Algomizer at an exercise price of $4 per ADS, which will be in effect for three years from the date of issue. As part of the investment, Algomizer will issue us warrants to purchase Algomizer shares in an amount equal to the shares issued to us in the transaction at an exercise price of NIS 5.25 per share, which will be in effect for three years from the date of issue.

Summary of Critical Accounting Policies and Significant Judgments and Estimates

The preparation of consolidated financial statements in conformity with general accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that are the most important to the portrayal of our financial condition and results of operations, and that require our most difficult, subjective and complex judgments. While our significant accounting policies are described in more detail in the notes to our financial statements, our most critical accounting policies, discussed below, pertain to revenue recognition, warrants, share- based compensation, inventory impairment, functional currency and accounting for income taxes.

Estimates, by their nature, are based upon judgments and information currently available to us. The estimates that we make are based upon historical factors, current circumstances and the experience and judgment of management. We evaluate our assumptions and estimates on an ongoing basis.

Revenue Recognition

a)	Revenue measurement

Since January 1, 2018 (the initial implementation date of IFRS 15), the Group’s revenues are measured according to the amount of consideration that the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties, such as sales taxes. Revenues are presented net of VAT.

Until December 31, 2017 (IAS 18 implementation) revenues were measured in accordance with the fair value of the consideration received or receivable in respect of sales supplied in the ordinary course of business. Revenues were presented net of value added tax, returns, rebates and discounts.

b)	Revenue recognition

Since January 1, 2018 (the initial implementation date of IFRS 15), the Group recognizes revenue when a customer obtains control over a promised goods or services. For each performance obligation a Group determine at contract inception whether it satisfies the performance obligation over time or satisfies the performance obligation at a point in time.

Performance obligations are satisfied over time if one of the following criteria is met: (a) the customer simultaneously receives and consumes the benefits provided by the Group’s performance; (b) the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or (c) the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If a performance obligation is not satisfied over time, a Group satisfies the performance obligation at a point in time.

Until December 31, 2017 revenue from the sale of goods is recognized when all of the following conditions are met:

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

Construction contracts:

Since January 1, 2018 the Group recognize revenue from construction contracts over time or at a point at time, as described above.

Until December 31, 2017 revenues from constructions contracts were recognized according to IAS 11, “Construction contracts”, as follows:

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

Warrants

Receipts from investors in respect of warrants are classified as equity to the extent that they confer the right to purchase a fixed number of shares for a fixed exercise price. In the event that the exercise price is not deemed to be fixed, the warrants are classified as non-current liability. This liability initially recognized at its fair value on the issue date and subsequently accounted for at fair value at each reporting date. The fair value changes are charged to profit from changes in fair value of warrants issued to investors on the statement of comprehensive loss. The fair value of the warrants is measured at issue date and each reporting date on the basis of accepted valuation models and assumptions regarding unobservable inputs used in the valuation models.

In December 2016, in connection with a registered direct offering, we issued warrants to purchase 9,970 of our ADSs at an exercise price of $36. The warrants are exercisable for a period of five and half years from the date of issuance.

In March 2017, in connection with our public offering, we issued warrants to purchase 535,730 of our ADSs at an exercise price of $14. The warrants are exercisable for a period of five years from the date of issuance.

In November 2017, in connection with a registered direct offering, we issued warrants to purchase 101,251 of our ADSs at an exercise price of $9. The warrants are exercisable for a period of five and half years from the date of issuance.

The fair value of the warrants was calculated according to valuation methods, and based on the following assumptions:

	December 31
	2018			2017
%	Standard deviation	Risk-free interest	Fair value (USD thousands)	Standard deviation	Risk-free interest	Fair value (USD thousands)
Warrants issued November 2017	82.62%	1.46%	94	63.47%	0.97%	228
Warrants issued March 2017	91.11%	1.02%	-	66.72%	0.56%	325
Warrants issued December 2016	89.64%	1.18%	3	65.74%	0.70%	6

Share-Based Compensation

We granted several equity-settled share-based compensation plans to the Company’s employees, directors and other service providers in connection with their service to the Company. The fair value of such services is calculated at the grant date and amortized to the statement of loss and other comprehensive loss during the vesting period.

The fair value of the options which was granted on December 2015, October 2017 and January 2019 was calculated using the Black and Scholes options pricing model, and based on the following assumptions:

Date of grant	Fair value on grant date-NIS in thousands	Share price on date of grant (NIS)	Expected dividend	Expected volatility	Risk free interest	Vesting conditions	Expected term
December 2015	607	1.627	None	54%	1.39%	Four equal portions, following each anniversary of the grant date	6 years
October 2017	1,109	0.162	None	64%	1.16%	Four equal portions, following each anniversary of the grant date	6 years
January 2019	947	0.506	None	74%	1.45%	will vest in 12 equal quarterly installments over a three-year period commencing October 1, 2018	6 years

Inventory impairment

The company continually evaluates inventory for potential loss due to excess quantity or obsolete or slow-moving inventory by comparing sales history and sales projection to the inventory on hand. When evidence indicates that the carrying value of a product may not be recoverable, a charge is recorded to reduce the inventory to its current net realizable value.

Functional Currency

Until December 31, 2015, our consolidated financial statements were presented in NIS, which was the Company’s functional and presentation currency as of such date. Effective January 1, 2016, the Company changed its functional currency to the U.S. dollar. The 2015 and 2014 financial data presented in this annual report were translated from NIS to USD as follows: (1) assets and liabilities were translated using the December 31 exchange rates of each year, as applicable; (2) equity items were translated using historical exchange rates at the relevant transaction dates; (3) the consolidated statements of loss and other comprehensive loss line items were translated using the average exchange rates for each year; and (4) the translation net effect was recorded as “currency translation differences” within the consolidated statements of loss and other comprehensive loss for each year.

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

A.	Results of Operations

The following table sets forth a summary of our operating results:

	Year ended December 31,
	2018	2017	2016
	U.S. Dollars, in thousands, except per share and weighted average shares data
Revenues:
Products	219	467	192
Services	217	-	357
	436	467	549

Cost of revenues:
Products	164	219	81
Services	115	-	95
Inventory impairment	328	297	-
	607	516	176

Gross Profit (Loss)	(171)	(49)	373

Research and development expenses	1,809	2,208	3,655
Sales and marketing expenses	1,354	846	2,125
General and administrative expenses	3,338	3,005	3,684
Operating loss	(6,672)	(6,108)	(9,091)
Profit from changes in fair value of warrants issued to investors	148	3,502	25
Finance income (expenses), net	(54)	54	87
Loss before taxes on income	(6,578)	(2,552)	(8,979)
Taxes benefit (Taxes on income)	(20)	7	(28)
Loss and total comprehensive loss for the year	(6,598)	(2,545)	(9,007)

	USD
Basic loss per ordinary share	(0.16)	(0.20)	(2.62)
Diluted loss per ordinary share	(0.16)	(0.23)	(2.62)

Year ended December 31, 2018 compared to year ended December 31, 2017

Revenues

Revenues for the year ended December 31, 2018 were $436,000 a decrease of $31,000, or 6.6%, compared to total revenues of $467,000 for the year ended December 31, 2017.

The tables below set forth our revenues, by region and by product for the periods presented:

	Year Ended December 31,
U.S. dollars; in thousands	2018		2017
United States	315	72%	115	25%
Europe	63	14%	193	41%
Asia	36	8%	116	25%
Other	22	6%	43	9%
Total	436	100%	467	100%

U.S. dollars; in thousands	2018		2017
MUSE™ system and related equipment	44	10%	161	34%
Development services	217	50%	-	-
Miniature camera and related equipment	175	40%	306	66%
Total	436	100%	467	100%

Our revenues in recent years were primarily derived from the sale of miniature camera and related equipment which we develop and manufacture and from development services. The remainder revenues relates to the sale of the MUSE™ system.

The decrease in revenues in 2018 was primarily due to a decrease of $117,000 in revenues from MUSE™ systems, decrease of $131,000 in revenues from miniature camera and related equipment revenues, which was partially offset by an increase of $217,000 in development services.

The decrease in revenues from MUSE™ systems was primarily due to the decrease in the quantity of products sold. In 2017, the Company engaged in distribution agreements in Italy, Spain, Switzerland and Liechtenstein, which led to an increase in revenues from MUSE™ in 2017. The Company terminated these distribution agreements in 2018.

The decrease in revenues from miniature camera and related equipment was primarily due to overall decrease in the sales of the Company products to occasional customers, a decrease in camera-related R&D and marketing resources.

The increase in revenues from development services was primarily due to:

(i)	during the year ended December 31, 2018 we recorded revenues for development services provided to a customer in the amount of approximately $130,000 (see ‘Customer A’ in note 17d to our financial statements for the year ended December 31, 2018). We did not receive any revenue from this customer during the year ended December 31, 2017; and

(ii)	during the year ended December 31, 2018 we recorded revenues for development services provided to a customer in the amount of approximately $87,000. We did not receive any revenue from this customer during the year ended December 31, 2017.

Cost of revenues and inventory impairment

Cost of revenues and inventory impairment for the year ended December 31, 2018 were $607,000, an increase of $91,000, or 17.6%, compared to cost of revenues and inventory impairment of $516,000 for the year ended December 31, 2017. The increase was primarily due to the increase in inventory impairment of $31,000 and increase in cost of revenues of $60,000. The increase in inventory impairment was due to the Company's decision to terminate distribution agreements. The increase in cost of revenues was due to changes in products and services mix.

Gross Loss

Gross loss for the year ended December 31, 2018 was $171,000, an increase of $122,000 compared to gross loss of $49,000 for the year ended December 31, 2017. The increase was primarily due to the decrease in revenues and increase in cost of revenues and inventory impairment, as mentioned above.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2018, were $1.8 million, a decrease of $0.4 million, or 18%, compared to $2.2 million for the year ended December 31, 2017. The decrease was primarily due to marketing efforts which were implemented by the Company, such efforts include amongst other things allocating part of two employees’ salaries from research and development line item to the sales and marketing line item due to the nature of their current work which include training doctors and supporting them throughout their first few procedures and due to by one time charges of materials of $202,000 which occur during 2017.

Sales and Marketing Expenses

Sales and marketing expenses for the year ended December 31, 2018, were $1.3 million, an increase of $0.5 million, or 60%, compared to $0.8 million for the year ended December 31, 2017. The increase was primarily due to marketing efforts which were implemented by the Company, such efforts include amongst other things allocating part of two employees’ salaries to the sales and marketing line item due to the nature of their current work and due to prepaid expenses write-off related to materials that were intended for testing, training, demonstrations and promotional activities of MUSE™ systems.

General and Administrative Expenses

General and Administrative expenses for the year ended December 31, 2018, were $3.3 million, an increase of $0.3 million, or 11%, compared to $3.0 million for the year ended December 31, 2017. The increase was primarily due to an increase in professional services in connection with issuance expenses which were attributed to the warrants classified as liabilities and therefore allocated directly to the consolidated statement of loss and other comprehensive loss.

Operating loss

We incurred an operating loss of $6.6 million for the year ended December 31, 2018, an increase of $0.5 million, or 9%, compared to operating loss of $6.1 million for the year ended December 31, 2017. The increase in operating results was due to $0.5 million increase in sales and marketing expenses, $0.3 million increase in administrative and general expenses and $0.1 million increase in gross loss, partially offset by $0.4 million decrease in research and development expenses.

Profit from Change in Fair Value of Warrants Issued to Investors

Profit from change in the fair value of warrants issued to investors for the year ended December 31, 2018, was $148,000, a decrease of almost $3.4 million, compared to $3.5 million for the year ended December 31, 2017.

Warrants issued to investors classified as either liabilities or as part of the shareholders’ equity based on the accounting guidance established in connection with the rights attached to the warrants. The warrants that were classified as liabilities due to a cashless exercise mechanism are subject to adjustment to fair value each balance sheet cut-off date. This adjustment is presented separately within the consolidated statement of loss and other comprehensive loss.

Finance income (loss), net

Finance loss, net for the year ended December 31, 2018, was $54,000, an increase of $108,000, compared to finance income of $54,000 for the year ended December 31, 2017.

Loss before taxes on income

We incurred loss before taxes on income of $6.6 million for the year ended December 31, 2018, an increase of $4.0 million, or 157.8%, compared to loss before taxes on income of $2.6 million for the year ended December 31, 2017. The increase was primarily due to $0.5 million increase in operating loss, $3.4 million decrease in profit from change in the fair value of warrants issued to investors and $0.1 million decrease in finance income, net.

Taxes on income (Taxes benefit)

Taxes on income for the year ended December 31, 2018, were $20,000, a decrease of $27,000, compared to $7,000 taxes benefit for the year ended December 31, 2017.

Loss for the year

Loss for the year was $6.6 million, or a loss of $0.16 per basic and diluted share, for the year ended December 31, 2018, an increase of $4.1 million, compared to loss for the year of $2.5 million, or loss of $0.20 per basic and $ 0.23 per diluted share, for the year ended December 31, 2017. The increase was primarily due to $4.0 million increase in loss before taxes on income.

Year ended December 31, 2017 compared to year ended December 31, 2016

Revenues

Revenues for the year ended December 31, 2017 were $467,000, a decrease of $82,000, or 15%, compared to total revenues of $549,000 for the year ended December 31, 2016.

The tables below set forth our revenues, by region and by product for the periods presented:

	Year Ended December 31,
U.S. dollars; in thousands	2017		2016
United States	115	25%	345	63%
Europe	193	41%	53	10%
Asia	116	25%	5	1%
Other	43	9%	146	26%
Total	467	100%	549	100%

U.S. dollars; in thousands	2017		2016
MUSE™ system and related equipment	161	34%	100	18%
Development services	-	-	357	65%
Miniature camera and related equipment	306	66%	92	17%
Total	467	100%	549	100%

Our revenues in recent years were primarily derived from the sale of miniature camera and related equipment which we develop and manufacture and from development services. The remainder revenues relates to the sale of the MUSE™ system.

The decrease in revenues in 2017 was primarily due to a decrease of $357,000 in development services which was partially offset by an increase of $214,000 in revenues from miniature camera and related equipment revenues and an increase of $61,000 in revenues from MUSE™ systems.

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

Loss for the year

Loss for the year was $2.5 million, or a loss of $0.20 per basic and $0.23 per diluted share, for the year ended December 31, 2017, a decrease of $6.5 million, compared to loss for the year of $9.0 million, or loss of $2.62 per basic and diluted share, for the year ended December 31, 2016. The decrease was primarily due to $6.4 million decrease in loss before taxes on income.

Effective Corporate Tax Rate

Our effective consolidated tax rate for the years ended December 31, 2018, 2017 and 2016 was almost zero percent (0%), primarily due to the fact that the Company did not record deferred tax asset in connection with the losses incurred in Israel, since it is not probable that the Company will be able to utilize such losses in the foreseeable future against taxable income.

Impact of Inflation, Devaluation and Fluctuation in Currencies on Results of Operations, Liabilities and Assets

We generate part of our revenues in different currencies than our functional currency (U.S. dollars), such as NIS and Euro. As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results. A considerable amount of our expenses are generated in U.S. dollars, but a significant portion of our expenses such as salaries are generated in other currencies such as NIS. In addition to our operations in Israel, we are expanding our international operations in the European Union. Accordingly, we incur and expect to continue incurring additional expenses in non-U.S. dollar currencies, such as described above. Due to the mentioned, our results could be adversely affected as a result of a strengthening or weakening of the U.S. Dollar compared to these other currencies.

The inflation in Israel during the last several years was relatively immaterial and therefore had immaterial effect on our results of operations.

Effective January 1, 2016, we changed our functional currency to the U.S. dollar from NIS. This change was based on management’s assessment that the U.S. dollar is the primary currency of the economic environment in which we operate. Accordingly, the functional and reporting currency of our consolidated financial statements is the U.S. dollar.

B.	Liquidity and Capital Resources

Liquidity

During the year ended December 31, 2018, we incurred a total comprehensive loss of approximately $6.6 million and a negative cash flow used in operating activities of approximately $4.2 million. As of December 31, 2018, we incurred accumulated deficit of approximately $62.5 million.

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

Because of the numerous risks and uncertainties associated with the development of our products and the current economic situation, we are unable to estimate the exact amounts of capital outlays and operating expenditures necessary to complete the development of our products and successfully deliver commercial products to the market. Our future capital requirements will depend on many factors, including but not limited to the following:

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

Cash Flows

Operating Activities

Net cash used in operating activities for the year ended December 31, 2018 was $4.2 million, an increase of $0.5 million, compared to net cash used in operating activities of $4.7 million for the year ended December 31, 2017, which reflect an decrease of $4.6 million compared to net cash used in operating activities of $9.3 million for the year ended December 31, 2016.

Net cash used in operating activities for the year ended December 31, 2018, consisted primarily of loss for the year before taxes on income of $6.6 million, partially offset by issuance expenses which were attributed to the warrants classified as a financial liability and charged directly to profit or loss of $1.6 million, inventory impairment of $0.3 million and an increase in other current liabilities of $0.4 million.

Net cash used in operating activities for the year ended December 31, 2017, consisted primarily of loss for the year before taxes on income of $2.6 million, and profit on change in the fair value of warrants issued to inventors of $3.5 million, partially offset by issuance expenses which were attributed to the warrants classified as a financial liability and charged directly to profit or loss of $1.0 million.

Net cash used in operating activities for the year ended December 31, 2016, consisted primarily of loss for the year before taxes on income of $9.0 million and a decrease in accounts payable and accruals of $0.4 million, partially offset by a decrease in accounts receivables of $0.6 million and a decrease in accounts receivables of $0.2 million.

Investing Activities

Net cash generated from investing activities for the year ended December 31, 2018 was $3.5 million, an increase of almost $7.0 million, compared to net cash used in investing activities of $3.5 million for the year ended December 31, 2017, which reflect an increase of almost $3.5 million compared to net cash used in investing activities of $38,000 for the year ended December 31, 2016.

Net cash generated from investing activities for the year ended December 31, 2018, consisted primarily of withdrawal of short-term deposits of $3.5 million.

Net cash used in investing activities for the year ended December 31, 2017, consisted primarily of investment in short-term deposit of $5.0 million, partially offset by withdrawal of short-term deposit of $1.5 million.

Net cash used in investing activities for the year ended December 31, 2016, consisted primarily of purchase of property and equipment of $32,000.

Financing Activities

Net cash generated from financing activities for the year ended December 31, 2018 was $8.6 million, an increase of $0.7 million, compared to net cash generated from financing activities of $7.9 million for the year ended December 31, 2017, which reflect an increase of $6.0 million compared to net cash generated from financing activities of $1.9 million for the year ended December 31, 2016.

Net cash generated from financing activities for the year ended December 31, 2018, consisted primarily of proceeds from issuance of shares and warrants and from exercise of warrants, net of issuances costs of $8.6 million.

Net cash generated from financing activities for the year ended December 31, 2017, consisted primarily of proceeds from issuance of shares and warrants, net of $7.9 million.

Net cash generated from financing activities for the year ended December 31, 2016, consisted of proceeds from issuance of shares and warrants, net of $1.9 million.

C.	Research and Development, Patents and Licenses, Etc.

Our research and development efforts are focused on continuous improvement of our products. We conduct all of our research activities in Israel.

As of December 31, 2018, our research and development team, including regulatory and quality team members, consisted of eight employees. In addition, we work with subcontractors for the development of our products as needed. We have assembled an experienced team with recognized expertise in mechanical and electrical engineering, software, control algorithms and systems integration, as well as significant medical and clinical knowledge and expertise.

We finance our research and development activities mainly through sale of our products, capital raising and grants received from the IIA. As of December 31, 2018, we had received total aggregated grants of $2.5 million from the IIA. For further information see “Item 4. Information on the Company—B. Business Overview — Health Care Laws and Regulations—Israeli Government Programs.”

The table below set forth our research and development expenses for the periods presented:

	Year Ended December 31,
	2018	2017	2016
	(U.S. Dollars, in thousands)
Research and development expenses	$1,809	$2,208	$3,655

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

To date, a significant portion of our revenues was generated from the sale of our micro ScoutCam™ portfolio products, development services and the remainder from the sale of the MUSE™ system. The level of our future revenues is hard to predict as it depends on many factors, which most of them are outside of our control. For instance, future revenues from the sale of our products may be adversely affected by current general economic conditions and the resulting tightening of credit markets, which may cause purchasing decisions to be delayed, our customers may have difficulty securing adequate funding to buy our products or, in an extraordinary event, may cause our customers to experience difficulties in complying with their engagements with us. In addition, revenue growth depends on the acceptance of our technology in the market.

The healthcare industry in the United States has experienced a trend toward cost containment as government and private insurers seek to manage healthcare costs by imposing lower payment rates and negotiating reduced contract rates with service providers. This trend may result in inadequate coverage for procedures, especially those utilizing new technology, or result in new technology not receiving reimbursement coverage, which may negatively impact utilization of our products. In addition, medical malpractice carriers are withdrawing coverage in certain states or substantially increasing premiums. If this trend continues or worsens, physicians and surgeons may discontinue using our products or may choose to not purchase it in the future due to the cost or inability to procure insurance coverage.

E.	Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our known contractual obligations and commitments as of December 31, 2018:

	Total	Less than 1 year	1 – 3 years
	(U.S. Dollars, in thousands)
Car lease obligations	39	30	9
Premises leasing obligations	80	80	-
Total	119	110	9

Other Non-Current Liabilities Reflected on our Balance Sheet:

Long-term advanced payments aggregated to approximately $0.1 million as of December 31, 2018. For further details, please refer to our 2018 consolidated financial statements and the related notes included elsewhere in this annual report.

Warrants that were classified as liabilities in our consolidated financial statements aggregated to approximately $1.6 million as of December 31, 2018. For further details refer to our 2018 consolidated financial statements and the related notes included elsewhere in this annual report.

Retirement benefit obligation, net aggregated to $79,000 as of December 31, 2018. For further details refer to our 2018 consolidated financial statements and the related notes included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the names and ages of our directors and senior management as of March 25, 2019:

Name	Age	Position(s)
Prof. Benad Goldwasser	68	Chairman of the Board of Directors
Ronen Rosenbloom(1)(2)	47	Director
Eliyahu Yoresh(1)(2)	48	Director
Eli Cohen(1) (2)	50	Director
Tatiana Yosef	36	Chief Financial Officer
Dr. Yaron Silberman	49	Chief Executive Officer of ScoutCam Ltd.
Minelu (Menashe) Sonnenschein(3)	53	VP, Israel Operations

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	As previously disclosed, Mr. Sonnenschein will step down from his position as the Company’s VP, Israel Operations, effective March 31, 2019.

Prof. Benad Goldwasser has been serving as a member and as Chairman of our Board since September 2018. Prof. Goldwasser is a serial entrepreneur and retired urology medical doctor. In 2016, Prof. Goldwasser launched a venture capital fund partnered with SAIL, a Shanghai Government investment company. Prof. Goldwasser serves as a member of the board of directors of Innoventric Ltd. since 2017 and as active chairman of Safe Foods Inc. since 2018. From 2013-2016 Prof. Goldwasser served as an external director of BioCanCell Ltd. (TASE: BICL). Prof. Goldwasser was the co-founder of Vidamed Inc., Medinol Ltd., Rita Medical Inc., Optonol Ltd. and GI View Ltd. Prof. Goldwasser served as managing director of Biomedical Investments Ltd., an Israeli Venture Capital. During his medical career he served as Chairman of Urology at the Chaim Sheba Medical Center and Professor of Surgery at Tel-Aviv University. Prof. Goldwasser holds an MD and MBA from Tel-Aviv University.

Ronen Rosenbloom has been serving as a member of our Board since September 2018. Mr. Rosenbloom is an independent lawyer working out of a self-owned law firm specializing in white collar offences. Mr. Rosenbloom serves as chairman of the Israeli Money Laundering Prohibition committee and the Prohibition of Money Laundering Committee of the Tel Aviv District, both of the Israel Bar Association. Mr. Rosenbloom previously served as a police prosecutor in the Tel Aviv District. Mr. Rosenbloom holds an LL.B. from the Ono Academic College, an Israeli branch of University of Manchester.

Eliyahu Yoresh has been serving as a member of our Board since September 2018. Mr. Yoresh serves as chief financial officer and director of Foresight Autonomous Holdings Ltd. (Nasdaq, TASE: FRSX) and Asia Group. In addition, Mr. Yoresh serves as a director of Nano Dimension Ltd. (Nasdaq, TASE: NNDM) and has previously served as a director of Geffen Biomed Investments Ltd. and Greenstone Industries Ltd. Mr. Yoresh served as the chief executive officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. Mr. Yoresh is an Israeli Certified Public Accountant. Yoresh acquired a B.A. in business administration from the Business College, Israel and an M.A. in Law Study from Bar-Ilan University, Israel.

Eli Cohen has been serving as a member of our Board since September 2018. Mr. Cohen is an independent lawyer working out of a self-owned firm. He serves as chairman of Univo Pharmaceuticals Ltd., as director of Europe Hagag Ltd., and has previously served as director of Hagag Group Ltd., Multimatrixs Ltd., Matrat Mizug Ltd. and User Trend-M Ltd. Mr. Cohen also serves as a director of several private companies. Mr. Cohen holds an economics degree, an LL.B. and LL.M in Commercial Law from Tel-Aviv University, as well as an MBA from the Northwestern University and Tel-Aviv University joint program.

Tatiana Yosef has served as our Chief Financial Officer since March 22, 2019. Ms. Yosef is a certified public accountant with many years of experience, who has served as the Company’s controller since December 2009. During 2008-2009 Ms. Yosef worked in the audit department at Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited. Ms. Yosef holds a Bachelor degree in Economics and Accounting from the Ben-Gurion University of the Negev.

Dr. Yaron Silberman has been serving as our chief executive officer of our subsidiary, ScoutCam Ltd. Since March 2019. Prior to that, since January 2011, Dr. Silberman served as our VP, Sales and Marketing. Dr. Silberman has served as Marketing Director of NiTi Surgical Solutions Ltd., and as Product Manager of Given Imaging Ltd. Dr. Silberman holds a PhD in Computational Neuroscience and Data Processing from Hebrew University of Jerusalem, Israel, an MBA from the College of Management Academic Studies of Rishon Le’Zion, Israel, and a B.A. in Theoretical Mathematics from The Technion Institute of Technology, Israel.

Minelu (Menashe) Sonnenschein is a founding member and officer of our company who has been serving as our VP, Israel Operations since June 2014. Mr. Sonnenschein will step down from his position as the Company’s VP Israel Operations, effective March 31, 2019. Among other roles, Mr. Sonnenschein previously served as our Director of Research and Development and has been directly responsible for the development of the MUSE™ System since the founding of the Company. Mr. Sonnenschein holds a M.Sc. in Electrical and Electronics Engineering from Ben-Gurion University of Be’er Sheva, Israel.

Mr. Chris Rowland, the former chief executive officer of the Company has stepped down effective as of February 28, 2019. Following such date, the board of directors undertook Mr. Rowland’s responsibilities until a replacement is appointed.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directions and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were appointed.

B.	Compensation

Compensation of Executive Officers

In accordance with the provisions of the Companies Law, the compensation of our directors and officer holders must generally comply with the terms and conditions of our compensation policy, as approved by our compensation committee, board of directors and general meeting of our shareholders, subject to certain exceptions under the Companies Law. Our current compensation policy was approved by our general meeting on January 9, 2019.

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2018:

Name and Position	Salary(1)	Bonus	Equity-Based Compensation(2)	All other compensation(3)	Total
	U.S. Dollars in thousands
Christopher (Chris) Rowland Former Chief Executive Officer	351	88	24	-	463
Minelu (Menashe) Sonnenschein (4) VP, Israel Operations	169	-	11	15	195
Yaron Silberman Chief Executive Officer of ScoutCam Ltd. and Former VP, Sales and Marketing	154	-	11	18	183
Oded Yatzkan Former Chief Financial Officer	159	-	10	18	187
Amir Govrin Former VP, Research and Development	152	-	10	17	179

(1)	Salary includes the office holders’ gross salary plus payment of social benefits made by us on behalf of such office holder. Such benefits may include, to the extent applicable to the office holder, payments, contributions and/or allocations for savings funds (such as managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(2)	Represents the equity-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2018, based on the option’s fair value, calculated in accordance with accounting guidance for equity-based compensation.

(3)	Includes car expenses.

(4)	Mr. Sonnenschein will step down from his position as the Company’s VP Israel Operations, effective March 31, 2019.

The aggregate compensation paid by us to our executive officers (5 persons, including our former executive officers) for the year ended December 31, 2018 was approximately $1.2 million. This amount includes set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, car expenses and value of the ordinary shares underlying the options representing accounting expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

As of December 31, 2018, the total amount set aside as an actuarial estimate by the Company to provide post-employment benefits for our office holders was approximately $58,000.

Compensation of Directors

Under the Companies Law and the rules and regulations promulgated thereunder, our directors are entitled to fixed annual compensation and to an additional payment for each meeting attended. We currently pay Mr. Ronen Rosenbloom, Mr. Eliyahu Yoresh and Mr. Eli Cohen an annual fee of NIS 37,115 and a per meeting fee of NIS 1,860, and pay Prof. Benad Goldwasser, our chairman of the board of directors, an annual fee of NIS 37,115 and a per meeting fee of NIS 2,480, all in accordance with the director fees allowed pursuant to applicable regulations under the Companies Law, as applicable to the Company. The aggregate amount paid by us to our directors for the year ended December 31, 2018, was approximately $84,000.

In addition, during 2019, we granted each of Prof. Benad Goldwasser, Mr. Ronen Rosenbloom, Mr. Eliyahu Yoresh and Mr. Eli Cohen options to purchase up to 750,000 ordinary shares of the Company with the following terms: (i) a vesting schedule of a three (3) year period commencing on October 1, 2018, with 1/12 of such options vesting at the end of each subsequent three-month period following the grant, (ii) a term of six (6) years after the grant date, unless the options have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company, (iii) unless previously exercised or cancelled, the options may be exercised until 180 days from the termination of the tenure of a director, (iv) the exercise price per share of the options is NIS 0.59 per ordinary share, and (v) the options will be accelerated upon the closing of a material transaction, resulting in change of control of the Company.

Equity Based Compensation of our Executive Officers and Directors

As of March 25, 2019, options to purchase 3,192,450 of our ordinary shares were outstanding and held by current executive officers and directors (consisting of 7 persons) with an average exercise price of NIS 0.81 per ordinary share, of which, options to purchase 557,813 of our ordinary shares are currently exercisable or exercisable within 60 days as of March 25, 2019. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” in this annual report on Form 20-F.

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

Employment Agreement with Mr. Rowland

On September 29, 2013, our shareholders approved that as of October 1, 2013, our U.S. Subsidiary, Medigus USA LLC, would enter into an employment agreement with Mr. Rowland, who served as our Chief Executive Officer and carried out his work from our U.S. Subsidiary’s office in California, USA until February 28, 2019. In accordance with his employment agreement, Mr. Rowland was entitled to an annual base salary of $315,000.

On January 10, 2019, the Company entered into a separation agreement with Mr. Rowland, pursuant to which Mr. Rowland stepped down from his position as chief executive officer, effective February 28, 2019. As part of the separation agreement, Mr. Rowland was entitled to receive all accrued but unpaid sums including earned but unpaid incentive payments for 2018 in the amount of $88,200 and severance payment equal to six (6) months’ in the amount of $157,500.

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

Under our articles of association, our board of directors must consist of at least three and not more than 12 directors, not including two external directors appointed as required under the Companies Law. Our board of directors currently consists of four members, none of which are external directors, including our non-executive chairman of the board of directors, which is also appointed by the general meeting of our shareholders. Our directors are nominated by our independent directors and elected at the annual general meeting of our shareholders by a simple majority. Because our ordinary shares do not have cumulative voting rights in the election of directors, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors. The general meeting of our shareholders may resolve, at any time, by an ordinary majority resolution prior to the termination of his respective term of service and it may appoint another director in his place, provided that the director was given a reasonable opportunity to state his case before the general meeting.

 In addition, if a director’s office becomes vacant, the remaining serving directors may continue to act in any manner, provided that their number is of the minimal number specified in our articles of association. If the number of serving directors is lower than three, then our board of directors will not be permitted to act, other than for the purpose of convening a general meeting of the Company’s shareholders for the purpose of appointing additional directors. In addition, the directors may appoint, immediately or of a future date, additional director(s) to serve until the subsequent annual general meeting of our shareholders, provided that the total number of directors in office do not exceed twelve directors (not including external directors).

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

According to the Companies Law, the board of directors of a public company must determine the minimum number of board members that should have financial and accounting expertise while considering, among other, the nature of the company, its size, the scope and complexity of its operations and the number of directors stated in the articles of association. Our board of directors resolved that the minimum number of board members that need to have financial and accounting expertise is one and that Mr. Eliyahu Yoresh has accounting and financial expertise as required under the Companies Law.

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

Board committees

The board of directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees, each consisting of one or more directors (except the audit and compensation committees, as described below), and it may, from time to time, revoke such delegation or alter the composition of any such committees. Unless otherwise expressly provided by the board of directors, the committees will not be empowered to further delegate such powers. The composition and duties of our audit committee and compensation committee are described below.

Audit committee

Our audit committee is currently comprised of Mr. Eli Cohen, Mr. Eliyahu Yoresh, and Mr. Ronen Rosenbloom. Mr. Eli Cohen acts as the chairperson of our audit committee.

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

Nasdaq requirements

Under the Nasdaq corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. Our board of directors has determined that Mr. Eliyahu Yoresh is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Marketplace Rules.

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

The audit committee charter states that in fulfilling its obligations, the committee is entitled to demand from the Company any document, file, report or any other information that is required for the fulfillment of its roles and duties and to interview any of our employees or any employees of our subsidiaries in order to receive more details about his or her line of work or other issues that are connected to the roles and duties of the audit committee.

Compensation Committee

Our compensation committee is currently comprised of Mr. Eliyahu Yoresh, Mr. Eli Cohen and Mr. Ronen Rosenbloom. Mr. Eliyahu Yoresh acts as the chairperson of our compensation committee.

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

Nasdaq requirements

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee consistent with the Nasdaq Rules, which include among others:

●	recommending to our board of directors for its approval a compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications to the committee deems appropriate, including as required under the Companies Law;

●	reviewing and approving the granting of options and other incentive awards to our chief executive officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers, including evaluating their performance in light of such goals and objectives;

●	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and

●	administer our equity-based compensation plans, including without limitation to approve the adoption of such plans, to amend and interpret such plans and the awards and agreements issued pursuant thereto, and to make awards to eligible persons under the plans and determine the terms of such awards.

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

Compensation policy

Under the Companies Law, companies incorporated under the laws of the State of Israel, whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as us, are required to adopt a policy governing the compensation of “office holders” (as defined in the Companies Law). Following the recommendation of our compensation committee and approval by our board of directors, our shareholders approved our current compensation policy at our special general meeting of shareholders held on January 9, 2019. Our compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either:

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

The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. Our internal auditor is Daniel Spira, Certified Public Accountant (Isr.).

Fiduciary duties and approval of specified related party transactions and compensation under Israeli law

Fiduciary duties of office holders

The Companies Law imposes fiduciary duties on all office holders of a company comprised of a duty of care and a duty of loyalty.

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

Under the Companies Law, we may approve an act specified above, provided that the office holder acted in good faith, the act or its approval does not harm the company’s best interest, and the office holder discloses his or her personal interest a sufficient time before the approval of such act, including any relevant document.

Disclosure of personal interests of an office holder and approval of transactions

The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the company. An interested office holder’s disclosure must be made promptly and, in any event, no later than the first meeting of the board of directors at which the transaction is considered. Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors at which the transaction is considered. An office holder is not obliged to disclose such information if the personal interest of the office holder derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction.

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

Disclosure of personal interests of a controlling shareholder and approval of transactions

The Companies Law also requires that a controlling shareholder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the company. A controlling shareholder’s disclosure must be made promptly and, in any event, no later than the first meeting of the board of directors at which the transaction is considered. The following require the approval of each of (i) the audit committee (or the compensation committee with respect to the terms of engagement of the controlling shareholder or relative thereof with the company related for the provision of service, including among others as an office holder or employee of the company), (ii) the board of directors and (iii) the shareholders (in that order): (a) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (including a private placement in which a controlling shareholder has a personal interest), (b) the engagement with a controlling shareholder or his or her relative, directly or indirectly, for the provision of services to the company, (c) the terms of engagement and compensation of a controlling shareholder or his or her relative as an office holder, and (d) the employment of a controlling shareholder or his or her relative by the company, other than as an office holder (collectively referred as Transaction with a Controlling Shareholder). In addition, the shareholder approval must fulfill one of the following requirements:

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

Under the Companies Law and the Securities Law, 5738-1968, or the Securities Law, a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a monetary liability incurred by or imposed on the office holder in favor of another person pursuant to a court judgment, including pursuant to a settlement confirmed as judgment or arbitrator’s decision approved by a competent court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking will detail the abovementioned foreseen events and amount or criteria;

●	reasonable litigation expenses, including reasonable attorneys’ fees, which were incurred by the office holder as a result of an investigation or proceeding filed against the office holder by an authority authorized to conduct such investigation or proceeding, provided that such investigation or proceeding was either (i) concluded without the filing of an indictment against such office holder and without the imposition on him of any monetary obligation in lieu of a criminal proceeding; (ii) concluded without the filing of an indictment against the office holder but with the imposition of a monetary obligation on the office holder in lieu of criminal proceedings for an offense that does not require proof of criminal intent; or (iii) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or which were imposed on the office holder by a court (i) in a proceeding instituted against him or her by the company, on its behalf, or by a third party, (ii) in connection with criminal indictment of which the office holder was acquitted, or (iii) in a criminal indictment which the office holder was convicted of an offense that does not require proof of criminal intent;

●	a monetary liability imposed on the office holder in favor of a payment for a breach offended at an Administrative Procedure (as defined below) as set forth in Section 52(54)(a)(1)(a) to the Securities Law;

●	expenses incurred by an office holder or certain compensation payments made to an injured party that were instituted against an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees; and

●	any other obligation or expense in respect of which it is permitted or will be permitted under applicable law to indemnify an office holder, including, without limitation, matters referenced in Section 56H(b)(1) of the Securities Law.

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

Under the Companies Law and the Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of a fiduciary duty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a monetary liability imposed on the office holder in favor of a third party;

●	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and

●	expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

●	a breach of fiduciary duty, except for indemnification and insurance for a breach of the fiduciary duty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a civil or administrative fine, monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and, with respect to directors or controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, also by the shareholders.

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by law. Our compensation committee and the board of directors have approved on March 6, 2019 and March 28, 2019, respectively, a new directors’ and officers’ liability insurance policy. Such policy should be also approved by the Company’s shareholders, and therefore we intend to convene a shareholders’ meeting for the approval of such officers’ liability insurance policy.

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

Number of Employees

As of December 31, 2018, we employed 27 employees: 26 in Israel, and 1 in the United States by our U.S. subsidiary, Medigus USA LLC.

As of March 25, 2019, we employed 19 employees in Israel through Medigus and our Israeli Subsidiary, ScoutCam Ltd.

Distribution of Employees

The following is the distribution of our employees (including those employed by our subsidiary) by areas of engagement and geographic location:

	As of December 31,
	2018	2017	2016
Numbers of employees by category of activity
Management and administrative	6	6	9
Research and development	6	6	8
Operations	6	6	8
Sales and marketing	3	3	2
Production	6	6	8
Total workforce	27	27	35

Numbers of employees by geographic location
Israel	26	26	34
United States	1	1	1
Total workforce	27	27	35

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

2013 Share Option and Incentive Plan

In August 2013, our board of directors approved and adopted our 2013 Share Option and Incentive Plan, or the Plan, which expires in August 2023. The Plan provides for the issuance of shares and the granting of options, restricted shares, restricted share units and other share-based awards to employees, directors, officers, consultants, advisors, and service providers of us and our U.S. Subsidiary. The Plan provides for awards to be issued at the determination of our board of directors in accordance with applicable law.

As of March 25, 2019, there were 3,150,112 ordinary shares reserved under the Plan and 3,849,888 ordinary shares issuable upon the exercise of awards issued under the Plan:

Grant date	Number of options outstanding – March 25, 2019	exercise price per one ordinary share (NIS)	Number of shares issuable upon the exercise	Expiration date
July 2014	1,640,000	53.7	16,400	July 17, 2020
December 2015	394,875	20.5	39,488	December 29, 2021
October 2017	7,940,000	1.62	794,000	October 17, 2023
January 2019	3,000,000	0.59	3,000,000	January 4, 2025

The Plan provides for the grant to residents of Israel of options that qualify under the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961, as well as for the grant of options that do not qualify under such provisions. The 2013 Plan was submitted to the ITA, as required by applicable law. The Plan also provides for the grant of options to U.S. resident employees that are “qualified”, i.e., incentive stock options, under the U.S. Internal Revenue Code of 1986, as amended, or the Code, and options that are not qualified. In addition to the grant of awards under the relevant tax regimes of the United States and Israel, the Plan allows for the grant of awards to grantees in other jurisdictions, with respect to which our board of directors is empowered to make the requisite adjustments in the plan.

Options granted under the Plan which are currently outstanding generally may not expire later than six years from the date of grant, unless otherwise specified. Unvested awards that are cancelled and/or forfeited go back into the plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 25, 2019 (unless otherwise noted below), the beneficial ownership of our ordinary shares by:

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

As of March 25, 2019, there was no person or entity known by us to own 5% or more of our outstanding ordinary shares.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of March 25, 2019, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 75,932,058 ordinary shares outstanding as of March 25, 2019.

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

As of March 25, 2019, there was one shareholder of record of our ordinary shares, which was located in Israel. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as the shares of all shareholders for a publicly traded company such as ours which is listed on the Tel Aviv Stock Exchange are recorded in the name of our Israeli share registrar, Bank Hapoalim Registration Company Ltd.

Unless otherwise noted below, each beneficial owner’s address is Medigus Ltd., Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel.

Our principal shareholders do not have different or special voting rights.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Principal Shareholders
Kfir Silberman(1)	6,757,920	8.73%

Directors and executive officers
Prof. Benad Goldwasser	*	*
Ronen Rosenbloom	*	*
Eliyahu Yoresh	*	*
Eli Cohen	*	*
Tatiana Yosef	*	*
Dr. Yaron Silberman	*	*
Minelu (Menashe) Sonnenschein	*	*

All directors and executive officers as a group (seven persons)(2)	1,045,541	1.37%

*	less than 1%.

(1)	Based solely upon, and qualified in its entirety with reference to, Schedule 13D/A filed with the SEC on September 25, 2018, by Kfir Silberman and L.I.A. Pure Capital Ltd. Includes (i) 670,000 ordinary shares held by L.I.A Pure Capital Ltd., (ii) 4,433,920 ordinary shares underlying 221,696 ADSs held by L.I.A Pure Capital Ltd., (iii) 154,000 ordinary shares underlying 7,700 ADSs held by Kfir Silberman Ltd., and (iv) 1,500,000 ordinary shares underlying 75,000 Series C Warrants held by L.I.A. Pure Capital. Kfir Silberman is the controlling person of L.I.A. Pure Capital. The address of Mr. Silberman and L.I.A. Pure Capital Ltd. is 20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916.

(2)	Consists of 487,728 ordinary shares and options to purchase 557,813 ordinary shares currently exercisable or exercisable within 60 days as of March 25, 2019.

Significant Changes in Percentage Ownership by Major Shareholders

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years have been: (i) the increase in the percentage of ownership held by Orbimed Israel GP Ltd. above 5% as of 2013 and 2014, and the decrease in the percentage of ownership in 2015, 2016 and in 2017; (ii) the increase in the percentage of ownership held by Migdal Insurance & Financial Holdings Ltd. above 5% as of 2014 and the decrease in the percentage of ownership in 2015, 2016 and in 2017 below 5%; (iii) the increase in the percentage of ownership held by Senvest Management LLC above 5% as of 2013, 2014, 2015 and 2016, and the decrease in the percentage of ownership in 2017 below 5%; (iv) the increase in the percentage of ownership held by Oren Dan above 5% as of 2012, and the decrease in the percentage of ownership in 2013, 2014, 2015, 2016 and 2017 below 5%; (v) the increase in the percentage of ownership held by Armistice Capital Master Fund Ltd. above 5% as of 2014, and the decrease in the percentage of ownership in 2015, 2016 and 2017 below 5%; (vi) the increase in the percentage of ownership held by Sabby Healthcare Master Fund Ltd. and Sabby Volatility Warrant Master Fund, Ltd. above 5% as of 2016, 2017 and 2018, and the decrease in the percentage of ownership in 2018 below 5%; (vii) the increase in the percentage of ownership held by Empery Asset Management LP above 5% as of 2016 and 2017, and the decrease in the percentage of ownership in 2018 below 5%; and (viii) the increase in the percentage of ownership held by L.I.A. Pure Capital Ltd. above 5% as of 2018.

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

Our compensation committee and the board of directors have approved on March 6, 2019 and March 28, 2019, respectively, a new directors’ and officers’ liability insurance policy. Such policy should be also approved by the Company’s shareholders, and therefore we intend to convene a shareholders’ meeting for the approval of such officers’ liability insurance policy. The new directors’ and officers’ liability insurance policy providing total coverage of $5 million for the benefit of all of our directors and officers, in respect of which we are charged a twelve-month premium of $100,000, and which includes a deductible of up to $250,000 per claim, other than securities related claims filed in the United States or Canada, for which the deductible will not exceed $750,000.

In addition, at general meeting of our shareholders held on January 9, 2019, our shareholders approved our compensation policy, which determines, among others, that we may provide our directors and officers, including those serving in any of our subsidiaries from time or time and those who are controlling shareholders, with liability insurance policies provided that the engagement is in the ordinary course of business, in market terms and is not expected to materially influence our profits, properties and undertakings. The coverage limit is of up to $30 million per occurrence and for the insurance period (additional coverage for legal expenses not included), provided that the annual premium will not exceed $300,000 and that the deductible (except for extraordinary matters as prescribed in the insurance policy, such as lawsuits against the Company pursuant to securities laws and/or lawsuits to be filed in the US/Canada) will not exceed $150,000 per occurrence.

On March 6, 2019 and March 28, 2019, our compensation committee and board of directors, respectively, have approved to amend, and recommend to our shareholders to amend, the framework for the liability insurance policy we provide our directors and officers. Under the proposed amendment the coverage limit of the liability insurance policy is of up to $20 million per occurrence and for the insurance period (additional coverage for legal expenses not included), provided that the annual premium will not exceed $500,000. We intend to convene a shareholders’ meeting for the approval of such amendment to the compensation policy.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Export Sales

The following table presents total export sales for each of the fiscal years indicated (USD, in thousands):

	For the year ended December 31,
	2018	2017	2016
Total export sales*	424	445	430
as a percentage of total revenues	97%	95%	78%

*	Export sales, as presented, are defined as sales to customers located outside of Israel.

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

In June 2018, we reached an agreement with the Israeli Tax Authorities, or the ITA agreement, regarding a withholding tax audit conducted by the ITA for the four-year period ended on December 31, 2014, which was disclosed in our annual report on Form 20-F for the fiscal year ended 31, 2017. According to the ITA agreement we are required to pay the ITA an immaterial amount.

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

Our ordinary shares have been trading on the TASE under the symbol “MDGS” since February 2006. The ADSs are listed on Nasdaq under the symbol “MDGS” with one ADS representing 20 ordinary shares.

Our ADSs commenced trading on Nasdaq under the symbol “MDGS” on August 2015. Each ADS represents 20 ordinary shares.

For a description of the ADSs, see “Item 12. Description of Securities Other Than Equity Securities – D. American Depositary Shares.”

Our Series C Warrants have been trading on Nasdaq under the symbol “MDGSW” since July 2018. Each Series C Warrant is exercisable into one ADS for an exercise price of $3.50, and will expire five years from the date of issuance.

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ordinary shares are listed and traded on TASE. The ADSs, each representing 20 ordinary share and evidenced by an American depositary receipt, or ADR, are traded on Nasdaq under the symbol “MDGS.” The ADRs were issued pursuant to a Depositary Agreement entered into with The Bank of New York. Our Series C Warrants, each exercisable into one ADS for an exercise price of $3.50, are traded on the Nasdaq under the symbol “MDGSW”.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

General

Our legal and commercial name is Medigus Ltd. We were incorporated in the State of Israel on December 9, 1999, as a private company pursuant to the Israeli Companies Ordinance (New Version), 1983. In February 2006, we completed our initial public offering in Israel, and our ordinary shares have since traded on the TASE, under the symbol “MDGS”. In May 2015, we listed our ADSs on Nasdaq, and since August 2015 our ADSs have been traded on the Nasdaq under the symbol “MDGS”. Each ADS represents 20 ordinary shares. In July 2018, we listed our Series C Warrants on the Nasdaq, and since then our Series C Warrants have been traded on Nasdaq under the symbol “MDGSW”. Each Series C Warrant is exercisable into one ADS for an exercise price of $3.50, and will expire five years from the date of issuance.

Our authorized share capital consists of 167,000,000 ordinary shares, par value NIS 1.00 per share. As of March 25, 2019, we had 75,932,058 ordinary shares issued and outstanding. All of our outstanding ordinary shares have been fully paid and non-assessable. Holders of paid-up ordinary shares are entitled to participate equally in the payment of dividends and other distributions and, in the event of liquidation, in all distributions after the discharge of liabilities to creditors. Our ordinary shares are not redeemable.

Options

As of March 25, 2019, options to purchase an aggregate of 3,849,888 ordinary shares have been granted under our share option plans. See “Item 4. Information on the Company - B. Business Overview – E. Share Ownership.”

Warrants

As of March 25, 2019, the following warrants are outstanding:

●	Unregistered warrants to purchase an aggregate of 990 ADSs at an exercise price per ADS of $57.50. These warrants expire on September 8, 2021.

●	Unregistered warrants to purchase an aggregate of 10,469 ADSs at an exercise price per ADS of $36. These warrants expire on June 6, 2022.

●	Unregistered warrants to purchase an aggregate of 998 ADSs at an exercise price per ADS of $29.48. These warrants expire on December 6, 2021.

●	Warrants to purchase an aggregate of 535,730 ADSs at an exercise price per ADS of $14. These warrants expire on March 29, 2022.

●	Warrants to purchase an aggregate of 37,501 ADSs at an exercise price per ADS of $17.5. These warrants expire on March 29, 2022.

●	Unregistered warrants to purchase an aggregate of 101,251 ADSs at an exercise price per ADS of $9. These warrants expire on May 27, 2023.

●	Unregistered warrants to purchase an aggregate of 14,177 ADSs at an exercise price per ADS of $10. These warrants expire on November 24, 2022.

●	Warrants to purchase an aggregate of 3,263,325 ADSs at an exercise price per ADS of $3.50. These warrants expire on July 18, 2023.

●	Unregistered warrants to purchase an aggregate of 198,637 ADSs at an exercise price per ADS of $4.375. These warrants expire on July 18, 2023.

B.	Memorandum and Articles of Association

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

Liability to further capital calls

Our board of directors may make, from time to time, such calls as it may deem fit upon shareholders with respect to any sum unpaid with respect to shares held by such shareholders which is not payable at a fixed time. Such shareholder has to pay the amount of every call so made upon him or her.

Election of Directors

Under our articles of association, our board of directors must consist of at least three and not more than 12 directors, not including two external directors appointed as required under the Companies Law. Our board of directors currently consists of four members, none of which are external directors, including our non-executive chairman of the board of directors, which is also appointed by the general meeting of our shareholders. Our directors are nominated for election by our independent directors and elected at the annual general meeting of our shareholders by a simple majority. Because our ordinary shares do not have cumulative voting rights in the election of directors, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors. The general meeting of our shareholders may resolve, at any time, by an ordinary majority resolution prior to the termination of his respective term of service and it may appoint another director in his place, provided that the director was given a reasonable opportunity to state his case before the general meeting.

In addition, our articles of association allow our board of directors to appoint new directors to fill vacancies on the board of directors to serve until the subsequent annual general meeting of our shareholders, provided, that the number of directors will not exceed 12 directors. For further information on the election and removal of directors see “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

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

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our articles of association;

●	appointment or termination of our auditors;

●	appointment of external directors;

●	approval of certain related party transactions;

●	increases or reductions of our authorized share capital;

●	mergers; and

●	the exercise of our board of directors’ powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

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

Quorum requirements

Pursuant to our articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. The quorum required for our general meetings of shareholders consists of at least two shareholders, present in person or by proxy, holding at least ten percent (10%) of the voting rights of the Company. A meeting adjourned for lack of a quorum will be adjourned to the same day of the following week at the same time and place, or to such other day, time or place if such is stated in the notice of the meeting. At the reconvened meeting, if a quorum is not present within an half an hour, any number of shareholders present in person or by proxy will constitute a lawful quorum.

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

Preemptive Rights

Our ordinary shares and ADSs are not subject to any preemptive rights.

Listing

Our ordinary shares currently trade on the TASE in Israel under the symbol “MDGS,” our ADSs are listed on Nasdaq under the symbol “MDGS,” and our Series C Warrants are traded on Nasdaq under the symbol “MDGSW.”

C.	Material Contracts

Except as set forth below, we have not entered into any material contract within the three years prior to the date of this annual report filed on Form 20-F, other than contracts entered into in the ordinary course of business.

Underwriting Agreement, dated July 19, 2018

On July 19, 2018, we entered into an underwriting agreement as part of an offering of our ADSs pursuant to a registration statement in the United States. As part of the offering we issued a total of 577,529 Class C Units at a purchase price per unit of $3.50 and of 2,260,145 Class D Units at a purchase price per unit of $3.49. Each Class C unit consists of (i) one American Depositary Share, or ADS, and (ii) one Series C warrant to purchase one ADS, and each Class D unit consists of (i) one pre-funded warrant to purchase one ADS, and (ii) one Series C warrant to purchase one ADS. The Series C Warrants have a term of five years, and are exercisable immediately and have an exercise price of $3.50 per ADS and are listed on Nasdaq. In addition, as part of such offering, we issued to H.C. Wainwright & Co., acting as underwriter in our offering, warrants to purchase up to an aggregate of 198,637 ADSs representing 3,972,740 ordinary shares, with an exercise price of $4.375 per ADS. Pursuant to the engagement letter executed with H.C. Wainwright & Co. relating to the offering, we agreed to provide the placement agent with the right of first refusal, expiring on the twelve month anniversary following the closing of the offering, if we or our subsidiaries decide to raise funds by means of a public offering or a private placement of equity or debt securities using an underwriter or placement agent in the U.S. In connection with the offering, we granted the underwriter a 30-day option to purchase up to 425,651 additional ADSs and/or 425,651 Series C warrants to purchase up to additional 425,651 ADSs. The underwriter partially exercised its option to purchase additional securities by purchasing 425,651 Series C warrants to purchase up to additional 425,651 ADSs. As of the date of this report, all pre-funded warrants were exercised.

Securities Purchase Agreement, dated November 24, 2017

On November 24, 2017, we entered into a securities purchase agreement as part of an offering of our ADSs pursuant to our shelf registration statement in the United States. As part of the offering we issued a total of 202,500 of our ADSs representing a total of 4,050,000 ordinary shares, at a purchase price of US$8.00 per ADS, and warrants to purchase up to a total of 101,251 ADSs representing 2,025,020 ordinary shares, at an initial exercise price of $9 per ADS, in a concurrent private placement. In addition, as part of such offering, we issued to H.C. Wainwright & Co., acting as placement agent in our offering, warrants to purchase up to an aggregate of 14,177 ADSs representing 283,540 ordinary shares, with an exercise price of $10.00 per ADS.

Securities Purchase Agreement, dated March 24, 2017

On March 24, 2017, we entered into a securities purchase agreement as part of an offering of our ADSs pursuant to a registration statement in the United States. As part of the offering we issued a total of 244,929 Class A Units at a purchase price per unit of $14.00 and of 290,786 Class B Units at a purchase price per unit of $13.96. Each Class A unit consists of (i) one American Depositary Share, or ADS, and (ii) one Series A warrant to purchase one ADS, and each Class B unit consists of (i) one pre-funded warrant to purchase one ADS, and (ii) one Series A warrant to purchase one ADS. The Series A warrants have a term of five years, and are exercisable immediately (or, at the election of the purchaser, six months following the issuance date) and have an exercise price of $14.00 per ADS. In addition, as part of such offering, we issued to Rodman & Renshaw, a unit of H.C. Wainwright & Co., acting as placement agent in our offering, warrants to purchase up to an aggregate of 37,501 ADSs representing 750,020 ordinary shares, with an exercise price of $17.5 per ADS. As of the date of this report, all pre-funded warrants were exercised.

Securities Purchase Agreement, dated November 30, 2016

On November 30, 2016, we entered into a securities purchase agreement as part of an offering of our ADSs pursuant to our shelf registration statement in the United States. As part of the offering we issued a total of 28,480 of our ADSs representing a total of 569,600 ordinary shares, at a purchase price of US$26.8 per ADS, and warrants to purchase up to a total of 9,970 ADSs representing 199,400 ordinary shares, at an initial exercise price of $36.00 per ADS, in a concurrent private placement. In addition, as part of such offering, we issued Rodman and Renshaw, a unit of H.C. Wainwright & Co, LLC, acting as placement agent warrants to purchase up to an aggregate of 998 ADSs representing 19,960 ordinary shares, with an exercise price of $29.48 per ADS and a previous placement agent warrants to purchase up to an aggregate of 499 ADSs representing 9,980 ordinary shares, with an exercise price of $36 per ADS.

Securities Purchase Agreement, dated September 8, 2016

On September 8, 2016, we entered into a securities purchase agreement as part of an offering of our ADSs pursuant to our shelf registration statement in the United States. As part of the offering we issued a total of 32,000 of our ADSs representing a total of 640,000 ordinary shares, at a purchase price of US$46.00 per ADS. In addition, as part of such offering, we issued to Roth Capital Partners, LLC, acting as the lead placement agent, and Maxim Group LLC, acting as the co-placement agent warrants to purchase up to an aggregate of 990 ADSs representing 19,800 ordinary shares, with an exercise price of $57.5 per ADS.

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

The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel which was incorporated in Israel, of which 90% or more of its income in the tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel. An “Industrial Enterprise” is defined as an enterprise whose principal activity in any given tax year is industrial activity.

The following corporate tax benefits, among others, are available to Industrial Companies:

●	Amortization over an eight-year period commencing on the year in which such rights were first exercised, of the cost of purchased patents, rights to use a patent and know-how which are used for the development or advancement of the Industrial Enterprise;

●	Under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies controlled by it; and

●	Expenses related to a public offering are deductible in equal amounts over a three years period commencing on the year of the offering.

We may qualify as an Industrial Company and may be eligible for the benefits described above.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for research and development expenditures, including capital expenditures, over three-years period. Expenditures are deemed related to scientific research and development projects, if:

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

From time to time we may apply the IIA for approval to allow a tax deduction for all research and development expenses/more than a third during the year incurred, rather than deduction over three-years period. There can be no assurance that such application will be accepted.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law).

The Investment Law has been amended several times over the recent years, with the three most significant changes effective as of April 1, 2005 (referred to as the 2005 Amendment), as of January 1, 2011 (referred to as the 2011 Amendment) and as of January 1, 2017 (referred to as the 2017 Amendment).

Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment applies to investment programs commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Israeli Authority for Investments and Development of the Israeli Ministry of Economy (referred to as the Investment Center) will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income be derived from exports.

An enterprise that qualifies under the new provisions is referred to as a “Beneficiary Enterprise”, rather than “Approved Enterprise”. The 2005 Amendment provides that Approved Enterprise status will only be necessary for receiving cash grants. As a result, it was no longer necessary for a company to obtain Approved Enterprise status in order to receive the tax benefits previously available under the alternative benefits track. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. Such position may be subject to a future tax audit. Companies are entitled to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Investment Law, as amended.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities) which are generally required to derive 25% or more of their business income from export to specific markets with a population of at least 14 million in 2012 (such export criteria will further be increased in the future by 1.4% per annum). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all of the conditions, including exceeding a minimum investment amount specified in the Investment Law. Such investment allows a company to receive “Benefited Enterprise” status, and may be made over a period of no more than three years that will end at the year in which the company requested to have the tax benefits apply to its Benefited Enterprise. The benefits period under the Beneficiary Enterprise status is limited to 12 years from the year the company chose to have its tax benefits apply. Where the company requests to apply the tax benefits to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depend on, among other things, the geographic location in Israel of the Benefited Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. The benefits period is limited to 12 or 14 years from the year the company first chose to have the tax benefits apply, depending on the location of the company within Israel.

A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend, or a lower rate in the case of a qualified FIC which is at least 49% owned by non-Israeli residents. Dividends paid out of income attributed to a Benefited Enterprise (or out of dividends received from a company whose income is attributed to a Benefited Enterprise) are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. The reduced rate of 15% is limited to dividends and distributions out of income attributed to a Benefited Enterprise during the benefits period and actually paid at any time up to 12 years thereafter except with respect to a qualified Foreign Investment Company (as such term is defined in the Investment Law), in which case the 12-year limit does not apply.

The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

We applied for tax benefits as a “Benefited Enterprise” with 2005 as a “Year of Election". In addition, the Company elected that years 2009 and 2012 be “years of election” for expansion of the benefited enterprise. We may be entitled to tax benefits under this regime once we are profitable for tax purposes and subject to the fulfillment of all the relevant conditions. If we do not meet these conditions, the tax benefits may not be applicable which would result in adverse tax consequences to us. Alternatively, and subject to the fulfillment of all the relevant conditions, we may elect in the future to irrevocably waive the tax benefits available for Benefited Enterprise and claim the tax benefits available to Preferred Enterprise under the 2011 Amendment (as detailed below).

Tax Benefits under the 2011 Amendment

The Investment Law was significantly amended as of January 1, 2011 (the “2011 Amendment”). The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment.

The 2011 Amendment introduced new tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise,” in accordance with the definition of such term in the Investments Law. A “Preferred Company” is defined as either: (i) a company incorporated in Israel which is not wholly owned by a governmental entity, or (ii) a limited partnership that: (a) was registered under the Israeli Partnerships Ordinance and; (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel.

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

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions;. (ii) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, that had participated in an alternative benefits program, before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met; and (iii) a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.

As the Company does not have taxable income as of today, it does not use tax benefits under the said regime.

New Tax benefits under the 2017 Amendment that became effective on January 1, 2017

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of Technology Enterprises, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a Preferred Technology Enterprise and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as Preferred Technology Income, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain Benefited Intangible Assets (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (previously known as the Israeli Office of the Chief Scientist) (referred to as IIA).

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a Special Preferred Technology Enterprise (an enterprise for which, among others, total consolidated revenues of its parent company and all subsidiaries exceed NIS 10 billion) and will thereby enjoy a reduced corporate tax rate of 6% on Preferred Technology Income regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technology Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

 Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

Taxation of Our Shareholders

Capital Gains

Capital gain tax is imposed on the disposition of capital assets by an Israeli resident, and on the disposition of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller's country of residence provides otherwise. The Israeli Income Tax Ordinance of 1961 (New Version) (the “Ordinance”) distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposition. Inflationary Surplus is not subject to tax in Israel.

Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, 10% or more of one of the Israeli resident company’s means of control (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%.

Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 24% in 2017 and 23% as of 2018.

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income — 23% for corporations as of 2018 and a marginal tax rate of up to 47% in 2018 for individuals.

Notwithstanding the foregoing, capital gain derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange (this condition will not apply to shares purchased on or after January 1, 2009), (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed, (iii) neither the shareholder nor the particular capital gain is otherwise subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985) (this condition will not apply to shares purchased on or after January 1, 2009), (iv) if the seller is a corporation, no more than 25% of its means of control are held, directly and indirectly, by an Israeli resident shareholders, and there is no Israeli Resident that is entitled to 25% or more of the revenues or profits of the corporation directly or indirectly. In addition, such exemption would not be available to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

In addition, the sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided that (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power at any time within the 12 month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days in the aggregate at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel; (iv) the capital gain arising from such sale, exchange or disposition is not attributed to real estate located in Israel; (v) the capital gains arising from such sale, exchange or disposition is not attributed to royalties; and (vi) the shareholder is a U.S. resident (for purposes of the U.S.-Israel Treaty) is holding the shares as a capital asset. Under the U.S.-Israel Double Tax Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S-Israel Double Tax Treaty does not provide such credit against any U.S. state or local taxes.

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

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held is obliged, subject to the above-mentioned exemptions, to withhold tax upon the sale of securities from the Real Capital Gain at the rate of up to 25%.

At the sale of securities traded on a stock exchange a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and regulations promulgated thereunder the aforementioned return need not be filed and no advance payment must be paid. Capital gain is also reportable on the annual income tax return.

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

The Ordinance provides that a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12 months period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). Thus, under the U.S.-Israel Double Tax Treaty the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting share capital of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends — the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise or a Benefited Enterprise — the tax rate is 15% and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% as of 2018 on annual income exceeding a certain threshold (NIS 641,880 for 2018 and thereafter, linked to the annual change in the Israeli Consumer Price Index), including, but not limited to income derived from, dividends, interest and capital gains.

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

You may read and copy this annual report on Form 20-F, including the related exhibits and schedules, and any document we file with the SEC through the SEC’s website at www.sec.gov.

As a foreign private issuer, are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, we are not be required under the Exchange Act to file annual or other reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Instead, we must file with the SEC, within 120 days after the end of each fiscal year, or such other applicable time as required by the SEC, an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.

We maintain a corporate website at www.medigus.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F. We have included our website address in this annual report on Form 20-F solely as an inactive textual reference.

E.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

Risk of Interest Rate Fluctuation

Currently, our investments consist primarily of cash and cash equivalents and short-term bank deposits. We follow an investment policy that was set by our board of directors, pursuant to which we currently invest in tradable short term Israeli government loans or bank deposits. Our investments are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. However, given the low levels of interest rates worldwide, our interest income is not material and a further reduction in interest rates would not cause us a significant reduction in the absolute amounts of interest income to us. We manage this exposure by performing ongoing evaluations of our investments. Due to the short-term maturities of our investments to date, their carrying value has always approximated their fair value. It is be our current policy to hold investments to maturity in order to limit our exposure to interest rate fluctuations.

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

Our interest rate risk exposure is in respect to bank deposits, which expose us to risk due to change in fair value interest rates. As of December 31, 2018, these deposits carried relatively low interest rates and under these low interest rates, reasonable changes in interest rates are expected have negligible impact on the fair value of these assets.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares

General

The following is a summary description of the ADSs and does not purport to be complete. Each ADS represents 20 ordinary shares (or a right to receive 20 ordinary shares) deposited with the principal Tel Aviv office of either of Bank Hapoalim or Bank Leumi, as custodian for the Bank of New York Mellon as the Depositary. Each ADS also represents any other securities, cash or other property which may be held by the Depositary. The Depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286.

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

(b) Management report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Based on the framework in Internal Control - Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

(c) Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2018, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Eliyahu Yoresh qualifies as an “audit committee financial expert” and that he is considered independent under the applicable SEC and Nasdaq Marketplace rules.

ITEM 16B.	CODE OF ETHICS

In March 2016, we adopted a code of ethics and business conduct, which applies to all our directors, officers and employees, including without limitation our, Chief Executive Officer, Chief Financial Officer, and controller, or persons performing similar functions. This code of ethics is posted on our website, www.medigus.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and services

The table below summarizes the total amounts that we were billed by our independent accountants, Kesselman & Kesselman, an independent registered public accounting firm, a member firm of PricewaterhouseCoopers International Limited, related to the following periods.

	Year Ended December 31, 2018	Year Ended December 31, 2017
	(USD in thousands)
Audit fees(1)	144	160
Tax Fees(2)	20	33
Total	164	193

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements. Includes professional fees related to annual tax returns.

(2)	Represents fees paid for tax consulting services.

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

MEDIGUS LTD.

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Medigus Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Medigus Ltd. and its subsidiary (the “Company”) as of December 31, 2018 and December 31, 2017, and the related consolidated statements of loss and other comprehensive loss, changes in shareholders equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and December 31, 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

March 28, 2019

We have served as the Company’s auditor since 1999.

(Continued) - 1

MEDIGUS LTD.

CONSOLIDATED BALANCE SHEETS

		December 31,
	Note	2018	2017
		USD in thousands

Assets

CURRENT ASSETS:
Cash and cash equivalents	5	10,625	2,828
Short-term deposit	6	-	3,498
Accounts receivables - trade		24	18
Other current assets	7	404	290
Inventory	2(h),8	81	180
		11,134	6,814

NON-CURRENT ASSETS:
Inventory	2(h),8	-	260
Property and equipment, net	9	90	120
Intangible assets, net		15	16
		105	396

TOTAL ASSETS		11,239	7,210

The accompanying notes are an integral part of these consolidated financial statements.

(Concluded) - 2

MEDIGUS LTD.

CONSOLIDATED BALANCE SHEETS

		December 31,
	Note	2018	2017
		USD in thousands

Liabilities and equity

CURRENT LIABILITIES :
Accounts payables - trade	11	190	190
Other current liabilities	11	1,172	767
		1,362	957

NON-CURRENT LIABILITIES:
Contract liability		118	118
Warrants at fair value	4	1,601	559
Retirement benefit obligation, net		79	65
		1,798	742

COMMITMENTS	12

TOTAL LIABILITIES		3,160	1,699

EQUITY:	13
Ordinary share capital*		20,924	5,292
Share premium		48,942	55,040
Other capital reserves		692	330
Warrants		-	730
Accumulated deficit		(62,479)	(55,881)
TOTAL SHAREHOLDERS’ EQUITY		8,079	5,511

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		11,239	7,210

*	On July 9, 2018, the Company implemented a 1-for-10 consolidation of its ordinary shares with a market effective date of July 13, 2018, which was applied retrospectively for the calculation of the basic and diluted loss per ordinary share.

The accompanying notes are an integral part of these consolidated financial statements.

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

		Year Ended December 31,
	Note	2018	2017	2016
		USD in thousands

REVENUES:	17
PRODUCTS		219	467	192
SERVICES		217	-	357
		436	467	549

COST OF REVENUES:	14
PRODUCTS		164	219	81
SERVICES		115	-	95
INVENTORY IMPAIRMENT	2(h)	328	297	-
		607	516	176

GROSS PROFIT (LOSS)		(171)	(49)	373
RESEARCH AND DEVELOPMENT EXPENSES	14	1,809	2,208	3,655
SALES AND MARKETING EXPENSES	14	1,354	846	2,125
GENERAL AND ADMINISTRATIVE EXPENSES	14	3,338	3,005	3,684
OPERATING LOSS		(6,672)	(6,108)	(9,091)
PROFIT FROM CHANGES IN FAIR VALUE OF WARRANTS ISSUED TO INVESTORS	4	148	3,502	25
FINANCIAL INCOME (EXPENSES) IN RESPECT OF DEPOSITS, BANK COMMISIOMS AND EXCHANGE DIFFERENCES, NET		(54)	54	87
FINANCING INCOME, NET		94	3,556	112
LOSS BEFORE TAXES ON INCOME		(6,578)	(2,552)	(8,979)
TAXES BENEFIT (TAXES ON INCOME)	10	(20)	7	(28)
LOSS AND TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(6,598)	(2,545)	(9,007)

		USD

BASIC LOSS PER ORDINARY SHARE*	15	(0.16)	(0.20)	(2.62)
DILUTED LOSS PER ORDINARY SHARE*	15	(0.16)	(0.23)	(2.62)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED TO COMPUTE (IN THOUSANDS)*	15

BASIC LOSS PER SHARE*		41,988	12,569	3,440
DILUTED LOSS PER SHARE*		41,988	12,969	3,440

*	On July 9, 2018, the Company implemented a 1-for-10 consolidation of its ordinary shares with a market effective date of July 13, 2018, which was applied retrospectively for the calculation of the basic and diluted loss per ordinary share.

The accompanying notes are an integral part of these consolidated financial statements.

(Continued) - 1

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Shareholders’ equity attributed to the owners of the Company
	Note	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total shareholders’ equity
		USD in thousands

BALANCE AS OF DECEMBER 31, 2015		870	51,990	697	538	(1,117)	1,532	(44,329)	10,181

TOTAL COMPREHENSIVE LOSS FOR THE YEAR								(9,007)	(9,007)

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares and warrants	13B	319	1,260	70					1,649
Stock-based compensation in connection with options granted to employees and service providers	13C			104					104
Forfeiture and expiration of options and warrants	13B,C		567	(92)			(475)		-
TOTAL TRANSACTIONS WITH SHAREHOLDERS		319	1,827	82			(475)		1,753
BALANCE AS OF DECEMBER 31, 2016		1,189	53,817	779	538	(1,117)	1,057	(53,336)	2,927

The accompanying notes are an integral part of these consolidated financial statements.

(Continued) - 2

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Shareholders’ equity attributed to the owners of the Company
	Note	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total shareholders’ equity
		USD in thousands

BALANCE AS OF DECEMBER 31, 2016		1,189	53,817	779	538	(1,117)	1,057	(53,336)	2,927

TOTAL COMPREHENSIVE LOSS FOR THE YEAR								(2,545)	(2,545)

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares and warrants	13B	2,501	69	267					2,837
Exercise of warrant, net	13B	1,602	626						2,228
Stock-based compensation in connection with options granted to employees and service providers	13C			64					64
Forfeiture and expiration of options and warrants	13C		528	(201)			(327)		-
TOTAL TRANSACTIONS WITH SHAREHOLDERS		4,103	1,223	130			(327)		5,129
BALANCE AS OF DECEMBER 31, 2017		5,292	55,040	909	538	(1,117)	730	(55,881)	5,511

The accompanying notes are an integral part of these consolidated financial statements.

(Concluded) - 3

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Shareholders’ equity attributed to the owners of the Company
	Note	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total shareholders’ equity
		USD in thousands

BALANCE AS OF DECEMBER 31, 2017		5,292	55,040	909	538	(1,117)	730	(55,881)	5,511

TOTAL COMPREHENSIVE LOSS FOR THE YEAR								(6,598)	(6,598)

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares and warrants	13B	3,179	(1,823)	630					1,986
Exercise of warrant, net		12,453	(5,430)						7,023
Stock-based compensation in connection with options granted to employees and service providers	13C			157					157
Expiration of options and warrants	13B,C		1,155	(425)			(730)		-
TOTAL TRANSACTIONS WITH SHAREHOLDERS		15,632	(6,098)	362			(730)		9,166
BALANCE AS OF DECEMBER 31, 2018		20,924	48,942	1,271	538	(1,117)	-	(62,479)	8,079

The accompanying notes are an integral part of these consolidated financial statements.

(Continued) - 1

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2018	2017	2016
	USD in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
CASH FLOWS USED IN OPERATIONS (see Appendix)	(4,253)	(4,659)	(9,255)
Income tax paid	(11)	(22)	(14)
Interest received	42	-	4
Net cash flow used in operating activities	(4,222)	(4,681)	(9,265)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(4)	(2)	(32)
Purchase of intangible assets	(7)	(7)	(6)
Investment in short-term deposits	-	(5,000)	-
Withdrawal of short-term deposits	3,498	1,500	-
Net cash flow generated from (used in) investing activities	3,487	(3,509)	(38)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants and from exercise of warrants, net of issuances costs	8,634	7,919	1,902
Net cash flow generated from financing activities	8,634	7,919	1,902

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,899	(271)	(7,401)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	2,828	3,001	10,312
GAINS (LOSSES) FROM EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(102)	98	90
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	10,625	2,828	3,001

The accompanying notes are an integral part of these consolidated financial statements.

(Concluded) - 2

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

APPENDIX TO THE STATEMENTS OF CASH FLOWS:

	For the year ended December 31,
	2018	2017	2016
	USD in thousands
NET CASH USED IN OPERATIONS:
Loss for the year before taxes on income	(6,578)	(2,552)	(8,979)
Adjustment in respect of:
Profit from changes in the fair value of warrants issued to investors	(148)	(3,502)	(25)
Loss (gain) from exchange differences on cash and cash equivalents	102	(98)	(90)
Retirement benefit obligation, net	14	(12)	(21)
Inventory impairment	328	297	-
Issuance expenses which were attributed to the warrants classified as a financial liability and charged directly to profit or loss	1,565	970	-
Revaluation of and exchange differences on short-term deposits	-	2	-
Interest received	(42)	-	(4)
Depreciation	34	60	80
Amortization	8	17	19
Stock-based compensation in connection with options granted to employees and service providers	157	64	104

CHANGES IN OPERATING ASSET AND LIABILITY ITEMS:
Decrease (increase) in accounts receivable - trade	(6)	3	233
Decrease (increase) in other current assets	(101)	262	640
Increase (decrease) in accounts payables - trade and contract liability	-	(177)	9
Increase (decrease) in other current liabilities	396	(202)	(393)
Decrease (increase) in inventory	18	209	(828)
NET CASH USED IN OPERATIONS	(4,253)	(4,659)	(9,255)

The accompanying notes are an integral part of these consolidated financial statements.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

a.

Medigus Ltd. (the “Company”) was incorporated in Israel on December 9, 1999. Company’s registered office and principal place of business are located in Israel. The address of its registered office is P.O. Box 3030, Omer, Israel 8496500.

On July 22, 2007 the Company established a wholly owned subsidiary, MEDIGUS USA LLC, in the State of Delaware, USA (hereinafter - the “Subsidiary”).

The Subsidiary has not been engaged in any business activities until October 2013.

On October 1, 2013, the Company and its Subsidiary entered into an inter-company agreement whereby the Subsidiary provides services to the Company in consideration for a reimbursement of its costs plus a reasonable premium.

On January 3, 2019, the Company established a wholly owned subsidiary in Israel under the name ScoutCam Ltd., or ScoutCam. ScoutCam was incorporated as part of a reorganization of the Company intended to distinguish the Company’s miniaturized imaging business, or the micro ScoutCam™ portfolio, from the other operations of the Company and to enable the Company to form a separate business unit with dedicated resources focused on the promotion of such technology. As such the Company completed the transfer of all of the Company’s assets and intellectual property related to the Company’s miniaturized imaging business into ScoutCam.

The Company together with its subsidiaries (hereinafter – the “Group”) is engaged in the development, production and marketing of innovative miniaturized imaging equipment known as the Company’s micro ScoutCam™ portfolio for use in medical procedures as well as various industrial applications. Most of the Group’s research and development activities have been focused in developing and manufacturing of the Medigus Ultrasonic Surgical Endostapler (hereinafter - “MUSE”) endoscopy system, an FDA approved system, for the treatment of gastroesophageal reflux disease (hereinafter - “GERD”). In addition, the Group used the technological platform it developed for the purpose of additional special systems and products that are suitable for both medical and industrial applications.

In the recent months, the board of directors of the Company has materially changed Company’s business model, adjusted the Company exclusive focus on the medical device industry to include other industries, abandoned the strategy to commercialize the MUSE™ System, transferred ScoutCam activity into Company’s subsidiary, and assessing several new ventures.

Recently, the Company’s board of directors has determined to examine potential opportunities to sell our MUSE™ technology, or alternatively grant a license or licenses for the use of the MUSE™ technology.

The Company’s shares are listed on the Tel Aviv Stock Exchange Ltd. (hereinafter - “TASE”) and as of May 20, 2015, the Company’s American Depository Shares (hereinafter – “ADSs”) evidenced by American Depositary Receipts (hereinafter – “ADRs”) are listed on the Nasdaq Capital Market. The Company’s depositary agent for the ADR program is The Bank of New York Mellon. Since July 2018, the Company’s Series C Warrants are traded on Nasdaq Capital Market.

On March 15, 2017, the Company effected a change in the ratio of its ordinary shares per ADS from 5 ordinary shares per ADS to 50 ordinary shares per ADS. The change in the ordinary shares ratio for the ADSs had the same effect as a 1-for-10 reverse stock split of the ADSs.

On July 9, 2018 the Company, held an Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) at the Company’s offices. At the Extraordinary Meeting, the proposals to amend the Company’s articles of association, and approve a reverse split of the Company’s ordinary shares was approved by the requisite vote of the Company’s shareholders. Following the approval of the shareholders at the Extraordinary Meeting, the Company effected a reverse split of the Company’s ordinary shares at the ratio of 10:1, such that each ten ordinary shares, par value NIS 0.10 per share, consolidated into one ordinary share, par value NIS 1.00 (the “Reverse Split”). The record date for determining which holders of the Company’s ordinary shares, and which holders of warrants or options to purchase ordinary shares, will have their holdings adjusted as a result of the Reverse Split was on July 13, 2018.

Concurrently with the Reverse Split, the Company effected a change in the ratio of ordinary shares to each of the Company’s American Depositary Shares (“ADSs”), such that after the Reverse Split is implemented each ADS will represent 20 post-Split Ordinary Shares, instead of 50 pre-Split Ordinary Shares.

The effect of such consolidation was applied retrospectively for all the amount of shares, warrants, related par value and others presented in this note and elsewhere in the consolidated financial statements.

The Company’s shareholders also approved an increase of the authorized share capital of the Company by an additional NIS 80,000,000, such that the authorized share capital increased to NIS 160,000,000 ordinary shares par value NIS 1.00 each.

Unless stated otherwise, all ADS and ordinary shares per ADS numbers are after the Reverse Split.

b.	Since incorporation through December 31, 2018, the Group has accumulated deficit of approximately $62.5 million and its activities have been funded mainly by its shareholders. The Group’s cash and cash equivalents as of December 31, 2018, will allow the Group to fund its operating plan through at least the next 12 months. However, the Group expects to continue to incur significant net losses for at least the next several years as the Group continue the development of its products and expand sales and marketing capabilities required to sell and market Group’s products.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis for preparation of the financial statements:

The Group’s consolidated financial statements as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018, are in compliance with International Financial Reporting Standards, which are standards and interpretations thereto issued by the International Accounting Standard Board (hereinafter “IFRS”).

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

1)	The functional currency and the presentation currency

Our reporting and functional currency is the USD.

The consolidated financial statements are presented in USD, and rounded to the nearest thousand.

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

g.	Financial instruments:

1)	On January 1, 2018 International Financial Reporting Standard 9 “Financial Instruments” (hereinafter – “IFRS 9”) became effective. This initial implementation of IFRS 9 did not have a material effect on the consolidated financial statements of the Group.

2)	Accounting policies applied since January 1, 2018, according IFRS 9:

a.	Classification

The Group classifies its financial assets to the category of amortized cost. The classification is based on the business model of the entity and on characteristics of the contractual cash flows of the financial asset.

Financial instruments at amortized cost

Financial instruments at of amortized cost are held within a business model whose objective is to collect the contractual cash flows and the contractual terms give rise to cash flows that are solely payments of principal and interest.

These assets are classified as current assets, except for maturities longer than 12 months following the date of the balance sheet which are classified as non-current assets. The Group’s financial assets at amortized cost are included in “accounts receivable”, “short-term deposits” and “cash and cash equivalents” in the consolidated balance sheet (see also sections i and j below).

b)	Recognition and measurement

Regular purchases and sales of financial assets are recorded at the date of the settlement which is the date on which the asset was delivered to the Group or delivered from the Group.

Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss, excluding trade receivables. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership associated with these assets. Receivables are subsequently carried at amortized cost using the effective interest method.

For those liabilities for which, upon initial recognition, the transaction price is different than their fair value – the liability is initially recognized at fair value adjusted to defer the difference between the fair value at initial recognition and the transaction price (“Day 1 Loss”), as the Group uses valuation techniques that incorporate data not obtained from observable markets. After initial recognition, the unrecognized Day 1 Loss of the said liabilities is amortized on a straight line basis over the term that market participants would take into account when pricing the liability. Any unrecognized Day 1 Loss is immediately recognized in profit or loss if the fair value of the financial instrument in question can be determined either by using only market observable model inputs or by reference to a quoted price for the same product in an active market. Upon exercise of convertible debenture for which an unrecognized a Day 1 Loss exists, the carrying amount of the convertible debenture (which is presented net of the unrecognized Day 1 Loss) is reclassified to equity with no impact on profit or loss.

As to methods for measurement of the Group’s financial instruments, see note 4.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

c)	Impairment of financial assets

The Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortised cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

The Group classifies its financial liabilities to the following categories: financial liabilities at fair value through profit or loss and financial liabilities at amortized cost. The Group’s management determines the classification of financial liabilities upon initial recognition.

1)	Financial liabilities at fair value through profit or loss.

Warrants allotted to investors with a cashless exercise mechanism. In accordance with International Accounting Standard 32: “Financial Instruments: Presentation”, these warrants are classified as a “financial liability”. As the aforementioned liability is a non-equity derivative financial instrument, it is classified in accordance with IFRS 9 as a financial liability at fair value through profit or loss, which is measured at its fair value at each date of the balance sheet, with changes in the fair value carried to “profit from changes in fair value of warrants issued to investors” in the consolidated statement of loss and comprehensive loss.

2)	Financial liabilities at amortized cost

Trade payables and financial liabilities included in “other liabilities” are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

3)	Accounting policies applied until December 31, 2017, according IAS 39:

a.	Classification

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

1)	Financial liabilities at fair value through profit or loss.

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

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

2)	Financial liabilities at amortized cost

Trade payables and financial liabilities included in “other liabilities” are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

b)	Recognition and measurement

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

As to methods for measurement of the Group’s financial instruments, see note 4.

c)	Impairment of financial assets

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

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in subsidiaries where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

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

n.	Revenue recognition

a)	Revenue measurement

Commencing January 1, 2018 (the initial implementation date of IFRS 15), the Group’s revenues are measured according to the amount of consideration that the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties, such as sales taxes. Revenues are presented net of VAT.

Until December 31, 2017 (IAS 18 implementation) revenues were measured in accordance with the fair value of the consideration received or receivable in respect of sales supplied in the ordinary course of business. Revenues were presented net of value added tax, returns, rebates and discounts.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

b)	Revenue recognition

Commencing January 1, 2018 (the initial implementation date of IFRS 15), the Group recognizes revenue when a customer obtains control over a promised goods or services. For each performance obligation the Group determines at contract inception whether it satisfies the performance obligation over time or satisfies the performance obligation at a point in time.

Performance obligations are satisfied over time if one of the following criteria is met:

(a) the customer simultaneously receives and consumes the benefits provided by the Group’s performance; (b) the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or (c) the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If a performance obligation is not satisfied over time, a Group satisfies the performance obligation at a point in time.

Until December 31, 2017 revenue from the sale of goods is recognized when all of the following conditions are met:

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

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

Construction contracts:

Commencing January 1, 2018 the Group recognize revenue from construction contracts over time or at a point at time, as described above.

Until December 31, 2017 revenues from constructions contracts were recognized according to IAS 11, “Construction contracts”, as follows:

When the outcome of a construction contract was be estimated reliably and it is was probable that the contract will be profitable, the revenue and the associated costs recognized over the contract period by reference to the stage of completion. The Group was recognizes expected loss immediately once concluded that it’s probable.

When the outcome of a construction contract could not be estimated reliably, the Group recognized revenue only to the extent of contract costs incurred that it is probable will be recoverable.

Variations in contract work, claims and incentive payments were included in contract revenue to the extent that may have been agreed with the customer and were capable of being reliably measured.

The Group used the “percentage-of-completion method” to determine the appropriate amount to recognize in a given period. The stage of completion was measured by reference to the contract costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract. Costs incurred in the period in connection with the future activities on a contract were excluded from contract costs in determining the stage of completion.

The Group classified the net contract position for each contract as either an asset or a liability as part of the balance sheet. Net contract was classified as an asset when the incurred costs plus recognized profits (less recognized losses) exceed progress billings and as a liability if otherwise. The initial implementation of IFRS 15 did not have a material effect on the consolidated financial statements of the Group.

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

Standards and interpretations to existing standards that are not yet in effective and have not been early adopted by the Group:

International Financial Reporting Standard 16 “Leases” (hereafter – “IFRS 16”).

IFRS 16, Leases, which replaces the current guidance in IAS 17. IFRS 16 requires lessees, with certain exceptions, to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for lease contracts. The standard is effective for annual periods beginning on or after January 1, 2019. The Group has assessed IFRS 16’s potential impacts on its consolidated financial statements and concluded that the implementation will not have a material effect.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS:

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

Based on management’s judgment, no deferred tax assets have been recorded in the Group’s books of accounts for current losses carried forward for tax purposes since it is not probable that the Group will be able to utilize those losses in the foreseeable future against taxable income as of December 31, 2018. The deferred tax asset in connection with the accumulated losses for tax purposes (which was not recorded due to the reason mentioned above) aggregated to approximately USD 15 million.

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

The Company continually evaluates inventory for potential loss due to excess quantity or obsolete or slow-moving inventory by comparing sales history and sales projection to the inventory on hand. When evidence indicates that the carrying value of a product may not be recoverable, a charge is recorded to reduce the inventory to its current net realizable value. During 2018, the Company recorded in its books an inventory impairment of $ 328 thousands, charged to cost of revenues.

d.	Fair value measurement of warrants

Receipts from investors in respect of warrants are classified as equity to the extent that they confer the right to purchase a fixed number of shares for a fixed exercise price. In the event that the exercise price is not deemed to be fixed, the warrants are classified as non-current liability. This liability initially recognized at its fair value on the issue date and subsequently accounted for at fair value at each reporting date. The fair value changes are charged to profit from changes in fair value of warrants issued to investors on the statement of comprehensive loss. The fair value of the warrants is measured on the basis of accepted valuation models and assumptions regarding unobservable inputs used in the valuation models.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS (continued):

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

As of December 31, 2018, if the Group’s functional (USD) had weakened/strengthened by 10% against the NIS, with all other variables held constant, the loss for the year would decrease/increase by USD 244 thousand (the effect for 2017 was a increase/increase by USD 24 thousand and the effect for 2016 was a decrease/increase by USD 32 thousand).

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

Liquidity risk arises from financial liabilities due to payable balances (except for advanced payments) and amounted to USD 1,131 thousands on December 31, 2018 (December 31, 2017 - USD 896 thousands).

These liabilities are classified as current liabilities, and are expected to mature within 12 months following the balance sheet date.

2)	Estimates of fair value

The following is an analysis of the financial instruments measured at fair value using valuation methods. The different levels have been defined as follows:

●	Quoted price (unadjusted) in active markets for identical assets or liabilities (Level 1).

●	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

The following table presents the financial assets and liabilities that were measured at fair value as of December 31, 2018 and 2017:

	December 31
	2018			2017
	Level 1	Level 3	Total	Level 3	Total
	USD in thousands
Financial liabilities at fair value through profit or loss -
Fair value of warrants	1,504	444	1,948	1,028	1,028
Unrecognized Day 1 loss (see note 13)	-	(347)	(347)	(469)	(469)
Warrants, net	1,504	97	1,601	559	559

Financial instruments in level 3

The Group’s financial liability at fair value through profit or loss is the obligation for warrants (see Note 13(b).

	December 31
	2018			2017
	Standard deviation	Risk-free interest	Fair value (USD thousands)	Standard deviation	Risk-free interest	Fair value (USD thousands)
Warrants issued November 2017	82.62%	1.46%	94	63.47%	0.97%	228
Warrants issued March 2017	91.11%	1.02%	-	66.72%	0.56%	325
Warrants issued December 2016	89.64%	1.18%	3	65.74%	0.70%	6

As part of calculating the warrants fair value by utilizing the Black and Scholes model, if the change in standard deviation for that warrants shifted +5%, the impact on profit or loss would be USD 23 thousand. If the change in standard deviation for that warrants shifted -5%, the impact on profit or loss would be USD 9 thousand. The higher the standard deviation, the higher the fair value. The expected volatility is based on fluctuations in the price of the Company’s share.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

The following table presents the Level 3 instruments roll-forward during 2018:

Warrants
USD in thousands
Opening balance as of January 1, 2018	559
Granted (see note 13(b))	6,681
Exercised	(7,045)
Changes in fair value of warrants issued to investors	(98)
Closing balance as of December 31, 2018	97

Total unrealized profits for the period included in profit or loss for liabilities held at the end of the reporting period	98

The following table presents the Level 3 instruments roll-forward during 2017:

Warrants
USD in thousands
Opening balance as of January 1, 2017	237
Granted (see note 13(b))	6,041
Exercised	(2,217)
Changes in fair value of warrants issued to investors	(3,502)
Closing balance as of December 31, 2017	559

Total unrealized profits for the period included in profit or loss for liabilities held at the end of the reporting period	3,502

The following table presents the Level 3 instruments roll-forward during 2016:

Warrants
USD in thousands
Opening balance as of January 1, 2016	9
Granted (see note 13(b))	253
Changes in fair value of warrants issued to investors	(25)
Closing balance as of December 31, 2016	237

Total unrealized profits for the period included in profit or loss for liabilities held at the end of the reporting period	25

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - CASH AND CASH EQUIVALENTS:

	As of December 31
	2018	2017
	USD in thousands
Cash in banks	5,077	1,828
Short-term bank deposits	5,548	1,000
	10,625	2,828

The currencies in which the cash and cash equivalents are denominated or to which they are linked are as follows:

	December 31
	2018	2017
	USD in thousands
USD	7,591	2,220
NIS	2,943	354
Other currencies	91	254
	10,625	2,828

The carrying amount of cash and cash equivalents approximates their fair value.

NOTE 6 - SHORT-TERM DEPOSIT:

Short-term deposit amounted to approximately USD 3.5 million as of December 31, 2017 include a bank deposit with a maturity period of up to 12 months.

The deposit bears an interest rate of 1% per year.

NOTE 7 - OTHER CURRENT ASSETS:

	December 31
	2018	2017
	USD in thousands

Institutions	163	56
Prepaid expenses*	85	225
Advances to suppliers	72	9
Other	84	-
	404	290

*	Such amount includes materials that were used to manufacture MUSE systems and MUSE systems which were intended for testing, training, demonstrations and promotional activities aggregated to USD 27 thousand and USD 177 thousand as of December 31, 2018 and 2017, respectively.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - INVENTORY:

Composed as follows:

	December 31
	2018	2017
	USD in thousands
Current assets:
Raw materials and supplies	38	67
Work in progress	43	79
Finished goods	24	34
Provision for impairment	(24)	-
	81	180

Non-current assets:
Raw materials and supplies	589	557
Finished goods	12	-
Provision for impairment of raw materials and supplies	(601)	(297)
	-	260

NOTE 9 - PROPERTY AND EQUIPMENT:

a.	Composition of property and equipment and accumulated depreciation thereon, grouped by major classifications and changes therein, and their movements during 2018:

	Cost			Accumulated Depreciation
	Balance at beginning	Additions during the	Balance at end of	Balance at beginning	Additions during the	Balance at end of	Depreciated balance December 31,
	of year	year	year	of year	year	year	2018	2017
Property and equipment:	USD in thousands			USD in thousands			USD in thousands
Machinery and equipment	736	-	736	639	20	659	77	97
Leasehold improvements	47	-	47	47	-	47	-	-
Office furniture and equipment (including computers)	393	4	397	370	14	384	13	23
	1,176	4	1,180	1,056	34	1,090	90	120

b.	Composition of property and equipment and accumulated depreciation thereon, grouped by major classifications and changes therein, and their movements during 2017:

	Cost			Accumulated Depreciation
	Balance at beginning	Additions during the	Balance at end of	Balance at beginning	Additions during the	Balance at end of	Depreciated balance December 31,
	of year	year	year	of year	year	year	2017	2016
Property and equipment:	USD in thousands			USD in thousands			USD in thousands
Machinery and equipment	736	-	736	609	30	639	97	127
Leasehold improvements	47	-	47	41	6	47	-	6
Office furniture and equipment (including computers)	391	2	393	346	24	370	23	45
	1,174	2	1,176	996	60	1,056	120	178

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - TAXES ON INCOME:

a.	Corporate taxation in Israel:

1)	Measurement of results for tax purposes:

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

On December 22, 2017, the Tax Cuts and Jobs Act (the “Act”) was signed into law. The Act reduces the corporate tax rate to 21 percent from 35 percent, among other things. The Act did not have a material effect on the Group’s consolidated financial statements.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - TAXES ON INCOME (continued):

c.	Encouragement laws in Israel:

Tax benefits under the Law for the Encouragement of Capital Investments-1959 (hereinafter- the “Law for the Encouragement of Capital Investments”):

1)	General

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

The amendment sets alternative benefit tracks to the ones that were in place under the provisions of the Law for the Encouragement of Capital Investments, as follows: investment grants track designed for enterprises located in national development zone A and two new tax benefits tracks (preferred enterprise and a special preferred enterprise), which provide for application of a unified tax rate to all preferred income of the company, as defined in the law.

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

2)	Tax benefits

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

The Company has not yet utilized the tax benefits for the main plant, nor for the expansion of the plant.

3)	Conditions to receive the benefits

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

Carry forward tax losses aggregate NIS 252 million (approximately USD 67 million) and NIS 231 million (approximately USD 62 million) as of December 31, 2018 and 2017, respectively. The Company did not record deferred taxes asset in respect of these losses, as the utilization thereof is not expected to occur in the foreseeable future.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - TAXES ON INCOME (continued):

e.	Tax assessments

The Company was subject to a withholding tax audit in Israel for the four years ended December 31, 2014. The Israeli Tax Authorities (“ITA”) completed their audit on October 6, 2016 and issued an assessment claiming additional NIS 5.3 million (approximately USD 1.5 million) withholding taxes for the period mentioned, mainly related to the Company’s prior CEO’s compensation.

In June 2018, the Company reached an agreement with the ITA. According to the ITA agreement the Company is required to pay the ITA an immaterial amount.

f.	Taxes on income included in the Statements of Loss and Other Comprehensive Loss for the periods presented:

The following is reconciliation between the “theoretical” tax, which would apply to the Group if all of its income were taxed at the regular rate applicable to the Company in Israel (see a2 above) and the amount of tax reflected in the Statements of Loss for the reported year:

	2018	2017	2016
	USD in thousands
Loss before taxes on income	(6,578)	(2,552)	(8,979)
Theoretical tax benefit	(1,513)	(587)	(2,245)
Increase in taxes arising from mainly tax losses created in the reported year for which deferred taxes were not recorded	1,533	580	2,273
Taxes on income (Tax benefit)	20	(7)	28

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11- TRADE PAYABLES AND OTHER CURRENT LIABILITIES:

a.	Trade payables are denominated in the following currencies:

	December 31,
	2018	2017
	USD in thousands
NIS unlinked	137	123
USD	43	54
Euro	10	13
	190	190

b.	Other:

	December 31,
	2018	2017
	USD in thousands
Payroll and related expenses	72	180
Wages and fees of related parties and related expenses	271	72
Institutions	83	96
Provision for vacations and recreation	162	158
Contract liability	231	61
Accrued expenses	299	200
Provisions	54	-
	1,172	767

Other payable balances (except for advances from customers) are denominated in the following currencies:

	As of December 31,
	2018	2017
	USD in thousands

NIS unlinked	446	461
USD	447	215
Euro	48	30
	941	706

The balances of the financial instruments included within the trade payables and other payables approximate their fair value as the effect of the discounting is immaterial.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - COMMITMENTS:

Lease agreements:

1)	The Company has an operating lease agreement with respect to the building it uses. The lease period ends in December 31, 2019.

The lease payments are linked to the Israeli CPI.

The annual lease payments amounted to approximately USD 83 thousands for the year ended December 31, 2018.

The minimum annual lease payments under the agreements for 2019 are USD 80 thousands.

2)	The Company leases vehicles under operating lease agreements for a period of 36 months. With regards to these agreements, the Company has deposited amounts as security for the future lease payments. As of the balance sheet date the balance of such deposits is approximately USD 11 thousands which was recorded as part of the prepaid expenses within the “Other current assets”. The minimum annual lease payments according to the agreements are as follows:

December 31, 2018
USD in thousands
2019	30
2020	9
39

NOTE 13 - EQUITY:

a.	Share capital:

1)	Composed as follows:

	Number of shares				Amount
	Authorized		Issued and paid		Authorized		Issued and paid
	December 31,		December 31,		December 31,		December 31,
	2018	2017	2018	2017	2018	2017	2018	2017
	In thousands				NIS in thousands		USD in thousands
Ordinary shares of NIS 1.0 par value	160,000	80,000	75,932	19,179	160,000	80,000	20,924	5,292

2)	The ordinary shares confer upon their holders voting rights and the right to participate in shareholders’ meetings, the right to receive dividends and the right to participate in surplus assets in the event of liquidation of the Company.

3)	Regarding increase of the authorized share capital of the Company see note 1(a).

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - EQUITY (continued):

b.	Share offering to the public and existing shareholders:

1)	On September 12, 2016, the Company closed a registered direct offering, pursuant to which the Company issued a total of 32,000 ADS representing a total of 640,000 ordinary shares, at a purchase price of USD 46 per ADS.

The immediate gross and net of issuance proceeds from such securities issuance aggregated to approximately USD 1.47 million and USD 1.30 million, respectively.

The Company issued to the co-placement agent on this offering warrants to purchase up to a total 990 ADSs representing 19,800 ordinary shares, with an exercise price of USD 57.5 per ADS during the 5 years following the allotment. The warrants may, under certain circumstances, also be exercised via a cashless exercise mechanism as defined in the agreement.

The fair value of such warrants as was calculated by the Company amounted to USD 38 thousand.

2)	On December 6, 2016, the Company closed a registered direct offering, pursuant to which the Company issued a total of a total of 28,480 ADSs representing a total of 569,600 ordinary shares, at a purchase price of USD 26.8 per ADS, and warrants to purchase up to a total of 9,970 ADSs representing 199,400 ordinary shares, with an exercise price of USD 36 per ADS during the 5.5 years following the allotment.

The immediate gross and net of issuance expenses proceeds from such securities issuance aggregated to approximately USD 0.8 million and USD 0.6 million, respectively.

As the warrants may be net share settled these warrants are classified as financial liabilities measured at fair value through profit or loss at each reporting period.

As to the fair value of the said warrants as of December 31, 2018 see note 4(2).

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - EQUITY (continued):

The Company issued to the placement agent on this offering warrants to purchase up to a total 998 ADSs representing 19,960 ordinary shares, with an exercise price of USD 29.48 per ADS during the 5 years following the allotment. The warrants may, under certain circumstances, also be exercised via a cashless exercise mechanism.

As part of the December 2016 offering, the Company issued to Roth Capital Partners and Maxim Group LLC, which served as the transaction bankers, warrants to purchase up to a total 499 ADSs representing 9,980 ordinary shares, with an exercise price of USD 36 per ADS during the 5.5 years following the allotment. The warrants may, under certain circumstances, also be exercised via a cashless exercise mechanism as defined in the agreement.

The fair value of such warrants as was calculated by the Company as of the date of grant amounted to USD 32 thousand.

3)	On March 29, 2017, the Company allotted in a public issue, a total of 4,898,570 ordinary shares of the Company, warrants A for the purchase up to a total 535,730 ADSs representing 10,714,600 shares, with an exercise price of USD 14 per ADS during the 5 years following the allotment and warrants B for the purchase up to a total 290,786 ADSs representing 5,815,720 shares, with an exercise price of USD 0.05 per ADS.

Warrants A and warrants B may, under certain circumstances, also be exercised via a cashless exercise mechanism as defined in the agreement, whereby the number of shares the value of which equals the exercise premium in cash will be deducted from the number of shares to be issued upon exercise of the warrant. In addition, the number of warrants outstanding will be adjusted for certain events specified in the warrant agreement.

In addition, the Company issued to the placement agent on this offering warrants to purchase up to a total 37,501 ADSs representing 750,020 ordinary shares, with an exercise price of USD 17.5 per ADS during the 5 years following the allotment. The warrants may, under certain circumstances, also be exercised via a cashless exercise mechanism as defined in the agreement. The fair value of such warrants as calculated by the Company as of the date of grant amounted to USD 221 thousand.

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

Unrecognized Day 1 loss is amortized over the expected life of the instrument. Any unrecognized Day 1 loss is immediately recognized in income statement if fair value of the financial instrument in question can be determined either by using only market observable model inputs or by reference to a quoted price for the same product in an active market.

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

During 2017 all warrants B were exercised. Accordingly, 5,815,720 ordinary shares of the Company were allotted.

The warrants A are presented as non-current liabilities, as cash settlement is not required.

4)	On November 28, 2017, the Company closed a registered direct offering, pursuant to which the Company issued a total of 202,500 ADSs representing a total of 4,050,000 ordinary shares, at a purchase price of USD 8 per ADS, and warrants to purchase up to a total of 101,251 ADSs representing 2,025,020 ordinary shares, with an exercise price of USD 9 per ADS during the 5.5 years following the allotment

The immediate gross and net of issuance expenses proceeds from such securities issuance aggregated to approximately USD 1.6 million and USD 1.4 million, respectively.

As the warrants may be net share settled these warrants are classified as financial liabilities measured at fair value through profit or loss at each reporting period.

As to the fair value of the said warrants as of December 31, 2018 see note 4(2).

To the placement agent on this offering the Company issued warrants to purchase up to an aggregate 14,177 ADSs representing 283,540 ordinary shares, with an exercise price of USD 10 per ADS during the 5 years following the allotment. The warrants may, under certain circumstances, also be exercised via a cashless exercise mechanism as defined in the agreement. The fair value of such warrants as was calculated by the Company as of the date of grant amounted to USD 46 thousand.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - EQUITY (continued):

5)

On July 23, 2018, the Company completed a public offering with approximately USD 9.9.million gross proceeds, or USD 8.6 million net of issuance costs by issuing (a) 577,529 units at a price of USD 3.50 per unit, each unit consisting of (i) one ADS and (ii) one Warrant C to purchase one ADS for an exercise price of USD 3.50 per ADS for a period of five years (hereinafter - “Warrants C”), and (b) 2,260,145 pre-funded units at a price of USD 3.49 per unit, each unit consisting of (i) one pre-funded warrant to purchase one ADS for an exercise price of USD 0.01 per ADS with no time limitation, and (ii) one Warrant C.

As part of such public offering, the Company provided the underwriters an option exercisable within 30 days to purchase: (a) up to 425,651 additional ADSs for USD 3.50 per ADS and (b) up to 425,651 Warrants C for USD 0.01 per warrant. The underwriters exercised only the latter option.

The Company was also obligated to issue the underwriters 198,637 warrants to purchase 198,637 ADSs for an exercise price of USD 4.375 per ADS for a period of five years once the Company increases its authorized share capital. The fair value of such warrants as calculated by the Company as of the grant date amounted to USD 375 thousand.

During 2018 all pre-funded warrants were exercised. Accordingly, 45,202,900 ordinary shares of the Company were allotted.

Warrants C may, under certain circumstances, be exercised via a cashless exercise mechanism as defined in the warrant agreement. In addition, the number of warrants outstanding will be adjusted for certain events specified in the warrant agreement. As such warrants C are classified as financial liabilities measured at fair value through profit or loss at each reporting period.

Accordingly, warrants C were initially recognized at fair value. The difference between the fair value of warrants C at initial recognition and the transaction price (“Day 1 Loss”) at the sum of $149 thousand was immediately recognized in the income statement.

The pre funded warrants are initially recognized at fair value adjusted to defer Day 1 Loss. Unrecognized Day 1 Loss was amortized on a straight line basis over of a period of approximately 30 days. Upon exercise, the carrying amount of the pre funded warrants (which is presented net of the related unrecognized Day 1 Loss, if any) is reclassified to equity. As a result, during the third quarter of 2018 the Company recognized Day 1 Loss related to the pre funded warrants in an amount of $441 thousand. Furthermore, during the third quarter of 2018, all pre funded warrants were exercised.

Issuance cost were attributed to equity and liability components in proportion with the allocation of the proceeds, amounting to USD 319 thousand and USD 1,565 thousand, respectively. Issuance cost attributed to the equity component were charged directly as a reduction to equity while those attributed to liability components were charged directly to profit or loss.

In the event of a fundamental transaction as defined in the warrant C agreement (other than a fundamental transaction not approved by the Company’s board of directors), the Company or any successor entity shall at the option of the holder of warrants C, exercisable at any time concurrently with, or within 30 days after, the consummation of the fundamental transaction, purchase such warrants from their holder by paying an amount of cash equal to the Black Scholes value of the remaining unexercised portion of the warrant Cs on the date of the consummation of such fundamental transaction .The Black Scholes value of the said warrants as of December 31, 2018, amounted to USD 4.8 million. As of December 31, 2018, the Company believes that no event that constitutes a fundamental transaction has occurred.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - EQUITY (continued):

c.	Share based payments (not include warrants as described above):

1)	In August 2013, our board of directors approved and adopted our 2013 Share Option and Incentive Plan, or the 2013 Plan, which expires in August 2023. The 2013 Plan provides for the issuance of shares and the granting of options, restricted shares, restricted share units and other share-based awards to employees, directors, officers, consultants, advisors, and service providers of us and our U.S. Subsidiary. The Plan provides for awards to be issued at the determination of our board of directors in accordance with applicable law.

2)	The following are the grants of options to employees and other service providers:

Date of grant	Number of options granted	exercise price per option (NIS)	Fair value on grant date-NIS in thousands	Number of options outstanding- December 31, 2018	Number of options exercisable at 31, December 2018	Expiration date
July 2014 (***)	(*)310,000	(**)0.537	56	310,000	310,000	July 17, 2020
July 2014 (***)	3,070,000	(**)0.537	554	1,330,000	1,330,000	July 17, 2020
December 2015 (****)	(*)157,500	2.05	116	157,500	118,125	December 29, 2021
December 2015 (****)	664,800	2.05	491	251,300	188,475	December 29, 2021
October 2017 (****)	(*)4,000,000	0.162	167	1,750,000	437,500	October 17, 2023
October 2017 (****)	7,630,000	0.162	942	7,630,000	1,907,500	October 17, 2023
January 2019 (*****)	(*)3,000,000	0.59	947	3,000,000	250,000	January 9, 2025
Total	18,832,300			14,428,800	4,541,600

(*)	Granted to related parties.
(**)	Linked to the CPI as set out in the option allotment plan.
(***)	Each 100 options is exercisable into 1 ordinary share.
(****)	Each 10 options is exercisable into 1 ordinary share.
(*****)	Each 1 option is exercisable into 1 ordinary share.

On January 10, 2019, the Company entered into a separation agreement with CEO. According to the agreement all options granted to CEO will be deemed vested on February 28, 2019 and will expired on May 31, 2019.

The fair value of all of the options was calculated using the Black and Scholes options pricing model, and based on the following assumptions:

Date of grant	Fair value on grant date-NIS in thousands	Share price on date of grant (NIS)	Expected dividend	Expected volatility	Risk free interest	Vesting conditions	Expected term
October 2017	1,109	1.62	None	64%	1.16%	four equal batches, following one, two, three and four years from their grant date	6 years
January 2019	947	0.506	None	74%	1.45%	will vest in 12 equal quarterly installments over a three-year period commencing October 1, 2018	6 years

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - EQUITY (continued):

3)	The changes in the number of share options and the weighted averages of their exercise prices are as follows:

	For the year ended December 31,
	2018		2017		2016
	Number of options	Weighted average of exercise price per 1 ordinary share-(NIS)	Number of options	Weighted average of exercise price per 1 ordinary share-(NIS)	Number of options	Weighted average of exercise price per 1 ordinary share-(NIS)
Outstanding at the beginning of year	18,308,800	5.80	8,722,500	46.92	10,459,800	48.01
Granted	3,000,000	0.59	11,630,000	1.62	-	-
Forfeited	-	-	(801,064)	35.16	(302,500)	64.49
Expired	(6,880,000)	15.16	(1,242,636)	37.44	(1,434,800)	50.90
Outstanding at year end	14,428,800	1.25	18,308,800	5.80	8,722,500	46.92
Exercisable at year end	4,541,600	3.83	6,064,400	61.09	7,208,542	63.17

4)	The amounts of expenses that were recorded for options to employees and other service providers in the reported years are USD 157 thousand, USD 64 thousand and USD 104 thousand for the years ended December 31, 2018, 2017 and 2016, respectively.

5)	The plans are intended to be governed by the terms stipulated by Section 102 to the Israeli Income Tax Ordinance (except for the options to controlling shareholders and directors).

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

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - EXPENSES BY NATURE:

	Year ended December 31,
	2018	2017	2016
	USD in thousands
Payroll and related expenses	2,556	2,666	4,104
Professional fees	2,313	1,609	2,129
Materials used and subcontracted work	760	903	1,566
Travel	223	189	605
Advertising and participation in exhibitions	268	170	403
Rent and office maintenance	176	206	212
Vehicle maintenance	110	140	202
Preparation of patents	139	118	110
Depreciation and amortization	42	77	99
Other	193	200	210
Inventory impairment	328	297	-
TOTAL COST OF REVENUES, INVENTORY IMPAIRMENT, RESEARCH AND DEVELOPMENT, SELLING AND MARKETING AND GENERAL AND ADMINISTRATIVE EXPENSES	7,108	6,575	9,640

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

The following table presents the numerator and denominator of the basic and diluted net loss per share computations:

	Year ended December 31,
	2018	2017	2016
Numerator (USD in thousands):
Net loss attributable to Medigus Ltd. for basic loss per share	(6,598)	(2,545)	(9,007)
Adjustment of revaluation of warrants issued to investors	-	(476)	-
Net loss attributable to Medigus Ltd. for diluted loss	(6,598)	(3,021)	(9,007)

Denominator (in thousands):
Weighted average shares – denominator for basic net loss per share	41,988	12,569	3,440
Shares settlement presumed for warrants issued to investors	-	400	-
Denominator for diluted loss per share	41,988	12,969	3,440

Net loss per share attributable to Medigus Ltd. (USD)
Basic	(0.16)	(0.20)	(2.62)
Diluted	(0.16)	(0.23)	(2.62)

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

“Related Parties” – As defined in IAS 24 – ‘Related Party Disclosures” (hereinafter- “IAS 24”)

Key management personnel of the Company - included together with other entities, in the said definition of “Related Parties” mentioned in IAS 24, include some members of senior management.

a.	Transactions with related parties:

1):

	Year ended on December 31,
	2018	2017	2016
	USD in thousands
Preparation of patents			18
Benefits to related parties:
Payroll and related expenses to related parties employed by the Company* (2018 and 2017: 1 recipients, 2016 : 3 recipients)	621	478	377
Compensation to directors not employed by the Company (2018:8 recipients, 2017: 3 recipients, 2016: 4 recipients) **	131	71	52
Compensation to a director employed by the Company			14
Directors’ and Officers’ insurance	91	71	61

*	Includes granted options benefit aggregated to USD 24 thousand, USD 11 thousand and USD 20 thousand for the years ended December 31, 2018, 2017 and 2016, respectively. As for the method used to determine the said value and the assumptions used in calculation thereof, see Note 13 C.
**	Includes granted options benefit aggregated to USD 47 thousand, USD 11 thousand and USD 6 thousand for the years ended December 31, 2018, 2017 and 2016, respectively. As for the method used to determine the said value and the assumptions used in calculation thereof, see Note 13 C.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 -TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued):

2)	Compensation to key management personnel

The compensation to key management personnel for employment services they provide to the Company is as follows:

	Year ended on December 31,
	2018	2017	2016
	USD in thousands
For employment services:
Payroll and other short-term benefits	*597	**467	330
Share based payments	24	11	19
	621	478	349

*	Including provision for bonus of approximately USD 88 thousand and provision for termination of employment of approximately USD 158 thousand.

**	Including provision for bonus of approximately USD 56 thousand.

3)	Indemnification, exemption and insurance for directors and officers of the Company

a.	The Company provides its directors and officers with an obligation for indemnification and exemption.

b.

The Company has a directors and officers’ liability insurance policy covering all Company’s directors and officers. The Company currently has directors’ and officers’ liability insurance providing total coverage of $5 million for the benefit of all of our directors and officers, in respect of which the Company is charged a twelve-month premium of $100 thousand, and which includes a deductible of up to $200,000 per claim, other than securities related claims filed in the U.S. or Canada, for which the deductible shall not exceed $750,000. The policy should be approved by the Company’s shareholders.

b.	Balances with related parties:

	December 31,
	2018	2017
	USD in thousands
Current liabilities, presented in the balance sheets among “other current liabilities”:
Directors fee	25	16
Provision for bonus and for termination of employment	246	56
	271	72

c.	As to options granted to related parties, see Note 13 C.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - ENTITY LEVEL DISCLOSURES:

a.	Revenues by product:

	Year ended on December 31,
	2018	2017	2016
	USD in thousands

Miniature camera and related equipment	175	306	92
Development services	217	-	357
MUSE and related equipment	44	161	100
	436	467	549

b.	Revenues by geographical area (based on the location of customers):

	Year ended on December 31,
	2018	2017	2016
	USD in thousands
USA	315	115	345
Switzerland	3	74	-
South Korea	7	52	-
Italy	9	49	3
Israel	12	22	119
Other	90	155	82
	436	467	549

c.	All of the Group’s long-lived assets are located in Israel.

d.	Major customers

Set forth below is a breakdown of Company’s revenue by major customers (major customer –revenues from these customers constitute at least 10% of total revenues in a certain year):

	Year ended on December 31,
	2018	2017	2016
	USD in thousands
Customer A	134

Customer B	92

Customer C			239

Customer D	9	49

Customer E		9	118

e.	Remaining Performance Obligations

Remaining Performance Obligations (“RPO”) represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. As of December 31, 2018 the total RPO amounted to $349 thousand. The Company expects to recognize $231 thousand of this RPO during the next 12 months, $118 thousand recognized over the subsequent 12 months and the remainder recognized thereafter.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - EVENT SUBSEQUENT TO DECEMBER 31, 2018:

1)	On January 9, 2019 an extraordinary general meeting of the Company’s shareholders approved an increase of the authorized share capital of the Company by an additional NIS 7,000,000, consisting of 7,000,000 ordinary shares par value NIS 1.00 per share, such that the authorized share capital of the Company following such increase shall be NIS 167,000,000, consisting of 167,000,000 ordinary shares.

2)	On January 9, 2019 an extraordinary general meeting of the Company’s shareholders approved to increase the aggregate number of ordinary shares authorized for issuance under the 2013 share option and incentive plan by 5,330,000 ordinary shares.

3)	On January 9, 2019 an extraordinary general meeting of the Company’s shareholders approved to grant 3,000,000 options to the directors of the Company in accordance with the following terms:

(a) the options will vest over the period of three years commencing on October 1, 2018, with 1/12 of such options vesting at the end of each subsequent three-month period following the grant.

(b) the term of the options is of six years from the grant date.

(c) the exercise price of the options is NIS 0.59.

(d) the options will be accelerated upon the closing of a material transaction, resulting in change of control of the Company.

ITEM 19.	EXHIBITS

Exhibit Number	Exhibit Description
1.1	Articles of Association of Medigus Ltd., as amended(1)∞
2.1	Form of Deposit Agreement between Medigus Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares(2)
2.2	Form of Series A Warrant to purchase Ordinary Shares Represented by American Depositary Shares issued in connection with the March 2017 Securities Purchase Agreements(3)
2.3	Form of Placement Agent Warrant to purchase Ordinary Shares Represented by American Depositary Shares issued in connection with the March 2017 Securities Purchase Agreements(3)
2.4	Form of Series C Warrant Agent Agreement between the Registrant and Computershare Inc., as warrant agent, including Form of Series C Warrant (8)
4.1	2013 Share Option and Incentive Plan(2)
4.2	Compensation Policy of Medigus Ltd.(4)
4.3	Summary of Lease Agreement between Medigus Ltd. and Tefen Yazamut Ltd. regarding main offices in Omer Industrial Park dated November 25, 2018, as amended(1)
4.4	Form of Indemnification and Exculpation Undertaking(2)
4.5	Securities Purchase Agreement by and between the Registrant and the purchasers named therein, dated September 8, 2016(5)
4.6	Securities Purchase Agreement by and between the Registrant and the purchasers named therein, dated November 30, 2016(6)
4.7	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares issued in connection with the November 30, 2016 Securities Purchase Agreements(6)
4.8	Securities Purchase Agreement by and between the Registrant and the purchasers named therein, dated March 24, 2017(3)
4.9	Securities Purchase Agreement by and between the Registrant and the purchasers in the registered direct offering dated November 24, 2017(7)
4.10	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares issued in connection with the November 24, 2017, Securities Purchase Agreements(7)
8.1	List of Subsidiaries(1)
12.1	Certification of Chief Executive Officer as required by rule 13a-14(a)(1)
12.2	Certification of Chief Financial Officer as required by rule 13a-14(a)(1)
13.1	Certification of Chief Executive Officer as required by rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code(1)
13.2	Certification of Chief Financial Officer as required by rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code(1)
15.1	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Medigus Ltd.(1)
101	Financial information from Medigus Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2017 formatted in XBRL (eXtensible Business Reporting Language)

(1)	Furnished herewith.
(2)	Previously filed with the Securities and Exchange Commission on May 7, 2015, as an exhibit to the Registrant’s registration statement on Form 20-F (File No 001-37381) and incorporated by reference herein.
(3)	Previously filed with the Securities and Exchange Commission on March 23, 2017, as an exhibit to the Registrant’s registration statement on Form F-1 (File 333-216155) and incorporated by reference herein.
(4)	Previously filed with the Securities and Exchange Commission on November 29, 2018, pursuant to Exhibit 99.1 to an immediate report on Form 6-K and incorporated by reference herein.
(5)	Previously filed with the Securities and Exchange Commission on September 8, 2016, as an exhibit to the Registrant’s report on Form 6-K (File No 001-37381) and incorporated by reference herein.
(6)	Previously filed with the Securities and Exchange Commission on December 1, 2016, as an exhibit to the Registrant’s report on Form 6-K (File No 001-37381) and incorporated by reference herein.
(7)	Previously filed with the Securities and Exchange Commission on November 24, 2017, as an exhibit to the Registrant’s report on Form 6-K (File No 001-37381) and incorporated by reference herein.
(8)	Previously filed with the Securities and Exchange Commission on July 18, 2018, as an exhibit to the Registrant’s registration statement on Form F-1 (File 333-2225610) and incorporated by reference herein.
∞	English translation of original Hebrew document.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Medigus Ltd.

Date: March 28, 2019	By:	/s/ Tatiana Yosef
Tatiana Yosef
Chief Financial Officer