Form 20-F
period 2019-12-31
Medigus Ltd.
filed 2020-04-21
CIK 1618500

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

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

Tatiana Yosef

7A Industrial Park, P.O. Box 3030

Omer, 8496500, Israel

Tel: +972 72 260-2200

Fax: +972 72 260-2249

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing twenty (20) Ordinary Shares(1)	MDGS	Nasdaq Capital Market
Ordinary shares, par value NIS 1.00 per share(2)
Series C Warrants	MDGSW	Nasdaq Capital Market

(1)	Evidenced by American Depositary Receipts.
(2)	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2019: 82,598,738 ordinary shares, par value NIS 1.00 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

Yes ☒               No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Item 17 ☐               Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐               No ☒

i

INTRODUCTION

Certain Definitions

In this annual report, unless the context otherwise requires:

●	references to “Medigus,” the “Company,” “us,” “we” and “our” refer to Medigus Ltd. (the “Registrant”), an Israeli company, and its consolidated subsidiaries with the exception of ScoutCam Inc. and ScoutCam Ltd.

●	references to “Group” refer to the Company together with Medigus USA and ScoutCam Inc

●	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s Ordinary Shares, NIS 1.00 nominal (par) value per share.

●	references to “ADS” refer to American Depositary Shares.

●	references to “dollars,” “U.S. dollars”, “USD” and “$” refer to United States Dollars.

●	references to “NIS” refer to New Israeli Shekels, the Israeli currency.

●	references to the “Companies Law” refer to Israel’s Companies Law, 5759-1999, as amended.

●	references to the “SEC” refer to the United States Securities and Exchange Commission.

●	references to MUSE™ refer to the trade name of an endoscopy system developed by the Company which is intended as a minimally invasive treatment for Gastroesophageal Reflux Disease, or GERD.

●	references to ScoutCam™ refer to the trade name of a range of micro CMOS and CCD video cameras which are suitable to both medical and industrial applications.

●	references to “endoscopy” refer to a medical procedure which is used to diagnose or treat various diseases using an endoscope (a flexible tube which contains lighting features, imaging features and a system used to direct the endoscope within bodily systems).

All share data information in this annual report on Form 20-F reflects:

●	a 1-for-10 reverse share split of our ordinary shares effected on November 6, 2015;

●	a change in the ratio of ordinary shares per ADS from five ordinary shares per ADS to 50 ordinary shares per ADS effected on March 15, 2017; and

●	a 1-for-10 reverse share split of our ordinary shares effected on July 13, 2018, together with a change in the ratio of ordinary shares per ADSs, such that after the reverse share split was implemented each ADS represents 20 post- reverse share split ordinary shares, instead of 50 pre- reverse share split ordinary shares.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	recent material changes in our strategy;

●	our ability to sell or license our MUSE™ technology;

●	ScoutCam Inc.’s commercial success in commercializing the ScoutCam™ system;

●	projected capital expenditures and liquidity;

●	the overall global economic environment as well as the impact of the coronavirus strain COVID-19;

●	the impact of competition and new technologies;

●	general market, political, reimbursement and economic conditions in the countries in which we operate;

●	government regulations and approvals;

●	litigation and regulatory proceedings; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

The following consolidated statement of operations data for the years ended December 31, 2019, 2018, and 2017, and the consolidated balance sheet data as of December 31, 2019, 2018 and 2017, is derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. These audited financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as set forth by the International Accounting Standard Board. The consolidated statement of operations data for the years ended December 31, 2016 and 2015 and the consolidated balance sheet data as of December 31, 2016, and 2015 is derived from other consolidated financial statements not included in this Form 20-F. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report on Form 20-F.

Until December 31, 2015, our consolidated financial statements were recorded in NIS, which was the Company’s functional and presentation currency as of such date. Effective January 1, 2016, the Company changed its functional currency to U.S. Dollar. The December 31, 2015 financial data presented in this annual report on Form 20-F was translated from NIS to USD as follows: (1) all assets and liabilities of the Company were translated using the dollar exchange rate as of December 31; (2) equity items were translated using historical exchange rates at the relevant transaction dates; (3) the statement of comprehensive loss items has been translated at the average exchange rates for the respective year; and (4) the resulting translation differences have been reported as “currency translation differences” within other comprehensive loss.

Consolidated Statements of Operations Data

	Year ended December 31,
	2019	2018	2017	2016	2015
	U.S. Dollars, in thousands, except per share and weighted average shares data
Revenues:
Products	188	219	467	192	330
Services	85	217	-	357	261
Other	-	-	-	-	33
	273	436	467	549	624

Cost of revenues:
Products	370	164	219	81	153
Services	85	115	-	95	124
Inventory impairment	-	328	297	-	-
	455	607	516	176	277

Gross Profit (Loss)	(182)	(171)	(49)	373	347

Research and development expenses	609	1,809	2,208	3,655	4,384
Sales and marketing expenses	326	1,354	846	2,125	2,680
General and administrative expenses	3,081	3,338	3,005	3,684	2,842
Other income, net	-	-	-	-	3
Net change in fair value of financial assets at fair value through profit or loss	92	-	-	-	-
Share of net loss of associates accounted for using the equity method	(216)	-	-	-	-
Listing expenses	(10,098)	-	-	-	-
Operating loss	(14,420)	(6,672)	(6,108)	(9,091)	(9,556)
Changes in fair value of warrants issued to investors	142	148	3,502	25	106
Financial income (expenses) in respect of deposits, bank commissions and exchange differences, net	99	(54)	54	87	(14)
Loss before taxes on income	(14,179)	(6,578)	(2,552)	(8,979)	(9,464)
Taxes benefit (Taxes on income)	1	(20)	7	(28)	(68)
Loss for the year	(14,178)	(6,598)	(2,545)	(9,007)	(9,532)
Other comprehensive loss for the year, net of tax	(41)	-	-	-	(211)
Total comprehensive loss for the year	(14,219)	(6,598)	(2,545)	(9,007)	(9,743)

Loss for the year is attributable to:
Owners of Medigus	(14,178)	(6,598)	(2,545)	(9,007)	(9,743)
Non-controlling interest	-	-	-	-	-
	(14,178)	(6,598)	(2,545)	(9,007)	(9,743)

Total comprehensive income for the period is attributable to:
Owners of Medigus	(14,219)	(6,598)	(2,545)	(9,007)	(9,743)
Non-controlling interest	-	-	-	-	-
	(14,219)	(6,598)	(2,545)	(9,007)	(9,743)

	USD
Basic loss per ordinary share(1)	(0.18)	(0.16)	(0.20)	(2.62)	(3.35)
Diluted loss per ordinary share(1)	(0.18)	(0.16)	(0.23)	(2.62)	(3.35)

Weighted average number of ordinary shares outstanding used to compute (in thousands)(1):
Basic loss per share	78,124	41,988	12,569	3,440	2,842
Diluted loss per share	78,124	41,988	12,969	3,440	2,842

(1)	Adjusted to reflect

●	a 1-for-10 reverse share split of our ordinary shares effected on November 6, 2015;

●	a change in the ratio of ordinary shares per ADS from five ordinary shares per ADS to 50 ordinary shares per ADS effected on March 15, 2017; and

●	a 1-for-10 reverse share split of our ordinary shares effected on July 13, 2018, together with a change in the ratio of ordinary shares per ADSs, such that after the reverse share split was implemented each ADS represents 20 post- reverse share split ordinary shares, instead of 50 pre- reverse share split ordinary shares.

For more information see “Item 4. Information on the Company A. History and Development of the Company.”

	As of December 31,
	2019	2018	2017	2016	2015
	U.S. Dollars (in thousands)

Balance Sheet Data:
Cash and cash equivalents	7,036	10,625	2,828	3,001	10,312
Short-term deposit	-	-	3,498	-	-
Total assets	13,334	11,239	7,210	4,724	12,141
Total non-current liabilities(2)	1,838	197	183	226	98
Accumulated deficit	(76,657)	(62,479)	(55,881)	(53,336)	(44,329)
Non-controlling interests	1,424	-	-	-	-
Total equity	8,131	8,079	5,511	2,927	10,181

(2)	We adopted Amendments to International Accounting Standard 1, “Classification of Liabilities as Current or Non-Current,” under which we classified in the statement of financial position warrants as part of current liabilities. The amendment was applied retrospectively.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks related to our Business

We made material changes to our business strategy during 2019. We cannot guarantee that any of these changes will result in any value to our shareholders.

In the recent months, we have materially changed our business model, adjusted our exclusive focus on the medical device industry to include other industries, abandoned our strategy to commercialize the MUSE™ system, transferred our ScoutCam™ activity into our subsidiary and consummated a securities exchange agreement in relation to such subsidiary, acquired holdings in publicly traded subsidiaries, and we are assessing several new ventures. We cannot guarantee that these strategic decisions will derive the anticipated value to us and to our shareholders, or any value at all.

We have a history of operating losses and expect to incur additional losses in the future.

We have sustained losses in recent years, which as of December 31, 2019, accumulated to $76.7 million, including an operating net loss of $14.4 million and $6.7 million for the year ended December 31, 2019 and 2018, respectively. We are likely to continue to incur significant net losses for at least the next several years as we continue to pursue our strategy. Our losses have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital. Any failure to achieve and maintain profitability would continue to have an adverse effect on our shareholders’ equity and working capital and could result in a decline in our share price or cause us to cease operations.

We will need additional funding. If we are unable to raise capital, we will be forced to reduce or eliminate our operations.

During the year ended December 31, 2019, the Group incurred a total comprehensive loss of approximately USD 14.2 million and a negative cash flows from operating activities of approximately USD 2.7 million. Furthermore, in the recent years the Group has suffered recurring losses from operations, negative cash flows from operating activities and has an accumulated deficit as of December 31, 2019. As a result, there is a substantial doubt about the Group’s ability to continue as a going concern.

As of December 31, 2019, we had a total cash and cash equivalents balance of approximately $3.8 million. Our management expects that we will continue to generate operating losses. Our management has initiated a plan to reduce operating expenses and plans to continue to fund its operations primarily through utilization of its financial resources. In addition, we may raise additional capital or realize some of its investments in other entities in order to fund its operating needs. Out management is of the opinion that based on the ours current operating plan it will be able to carry out its plan for one year after the issuance date of this annual report on Form 20 - F. However, we anticipate that we are likely to continue to incur significant net losses for at least the next several years. There is no assurance however, that we will be successful in obtaining the level of financing needed for our operations. If we are unable to obtain additional sufficient financing our business and results of operations will be materially harmed.

Based on the projected cash flows and current cash balances of ScoutCam, Management is of the opinion that without further fund raising it will not have sufficient resources to enable it to continue its operating activities for a period of one year after the issuance date of this annual report on Form 20 - F. ScoutCam's management plans include continuing commercialization of the products and securing sufficient financing through the sale of additional equity securities, debt or capital inflows from strategic partnerships and other opportunities. There are no assurances however, that ScoutCam will be successful in obtaining the level of financing needed for its operations. If ScoutCam is unsuccessful in commercializing its products and securing sufficient financing, it may need to reduce activities, curtail or even cease operations.

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

We may incur losses as a result of unforeseen or catastrophic events, including the recent outbreak of the coronavirus (COVID-19).

The occurrence of unforeseen or catastrophic events such as terrorist attacks, extreme terrestrial or solar weather events or other natural disasters, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency), could create economic and financial disruptions, and could lead to operational difficulties that could impair our ability to manage our business. In particular, the current outbreak of novel coronavirus (COVID-19) that was first reported from Wuhan, China, on December 31, 2019, presents concerns that may dramatically affect our ability to conduct our business effectively, including, but not limited to, our inability to attend certain industry-related conferences in and source various materials from the affected region and globally given the current quarantines and travel restrictions in place. The World Health Organization has since classified COVID-19 as a global pandemic. The trajectory of the coronavirus remains uncertain and it is becoming increasingly plausible, notwithstanding the travel restrictions and quarantines already imposed by many countries, that our business, including the livelihood of our employees and customers upon both of which our business relies, may be directly afflicted. We cannot assure you that the COVID-19 pandemic can be eliminated or contained in the near future, or at all, or a similar outbreak will not occur again. If the COVID-19 pandemic and the resulting disruption to our business were to extend over a prolonged period, it could materially and adversely affect our business, financial condition, and results of operations.

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

Risks related to our subsidiary, ScoutCam Inc.’s, ScoutCam™ Business

Because of its limited operating history, ScoutCam Inc. may not be able to successfully operate its business or execute its business plan.

In 2019, we transferred our ScoutCam™ activity, which has limited operation activity, into a wholly-owned subsidiary, ScoutCam Ltd. On December 26, 2019, we consummated a securities exchange agreement with Intellisense Solutions Inc., under which we received 60% of the issued and outstanding stock of Intellisense Solutions Inc. in consideration for 100% of our holdings in ScoutCam Ltd. Simultaneously with the securities exchange agreement, Intellisense Solutions Inc. raised $3.3 million dollars (gross) based on a post money valuation of $13.3 million dollars. Following the aforementioned transactions, Intellisense Solutions Inc. changed its name to ScoutCam Inc. Given the limited operating history, it is hard to evaluate ScoutCam Inc.’s proposed business and prospects. ScoutCam Inc.’s proposed business operations is subject to numerous risks, uncertainties, expenses and difficulties associated with early-stage enterprises. Such risks include, but are not limited to, the following:

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

Furthermore, ScoutCam Inc. has a history of losses, and may not be able to generate sufficient revenues to achieve and sustain profitability, and as a result, there is substantial doubt about its ability to continue as a going concern within the first year following the fiscal year ended December 31, 2019.

Because ScoutCam Inc. is subject to these risks, evaluating its business may be difficult, its business strategy may be unsuccessful and it may be unable to address such risks in a cost-effective manner, if at all. If ScoutCam Inc. is unable to successfully address these risks, its business and any proceeds derived from it by the Company could be harmed.

The commercial success of the ScoutCam™ or any future product, depends upon the degree of market acceptance by the medical community as well as by other prospect markets and industries.

Any product that ScoutCam Inc. commissions or brings to the market may or may not gain market acceptance by prospect customers.

The commercial success of ScoutCam Inc. technologies, commissioned products and any future product that it develops depends in part on the medical community as well as other industries for various use cases, depending on the acceptance by such industries of its commissioned products as a useful and cost-effective solution compared to current technologies. To date, ScoutCam Inc. has not yet commenced proactive market penetration in other industries, with the exception of the biomedical sector. If ScoutCam Inc.’s technology or any future product that may be developed does not achieve an adequate level of acceptance, or does not garner significant commercial appeal, ScoutCam Inc. may not generate significant revenue and may not become profitable. The degree of market acceptance will depend on a number of factors, including:

●	the cost, safety, efficacy, and convenience of the ScoutCam™ and any future product in relation to alternative products;

●	the ability of third parties to enter into relationships with ScoutCam Inc. without violating their existing agreements;

●	the effectiveness of ScoutCam Inc.’s sales and marketing efforts;

●	the strength of marketing and distribution support for, and timing of market introduction of, competing products; and

●	publicity concerning ScoutCam Inc.’s products or competing products.

ScoutCam Inc.’s efforts to penetrate industries and educate the marketplace on the benefits of its products may require significant resources and may never be successful. Such efforts to educate the marketplace may require more resources than are required by conventional technologies.

ScoutCam Inc. expects to face significant competition. If it cannot successfully compete with new or existing products, its marketing and sales will suffer and may never be profitable.

ScoutCam Inc. expects to compete against existing technologies and proven products in different industries. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs than ScoutCam Inc. does, and have substantially greater financial resources than it does, as well as significantly greater experience in obtaining applicable regulatory approvals applicable to the commercialization of ScoutCam Inc. products.

If ScoutCam Inc. is unable to establish sales, marketing and distribution capabilities or enter into successful relationships with third parties to perform these services, it may not be successful in commercializing our ScoutCam™.

ScoutCam Inc. is currently a B2B company, and its business is reliant on its ability to successfully attract potential business targets. Furthermore, ScoutCam Inc. has a limited sales and marketing infrastructure and has limited experience in the sale, marketing or distribution of its technologies beyond the B2B model. To achieve commercial success for its technologies or any future developed product, it will need to establish a sales and marketing infrastructure or to out-license such future products.

In the future, ScoutCam Inc. may consider building a focused sales and marketing infrastructure to market any future developed products and potentially other product in the United States or elsewhere in the world. Similarly, ScoutCam Inc. may consider evolving its business model in the future and adopting a business-to-consumer approach, or B2C. There are risks involved with establishing its own sales, marketing and distribution capabilities. For example, recruiting and training a sales force could be expensive and time consuming and could delay any product launch. This may be costly, and ScoutCam Inc.’s investment would be lost if it fails to retain or reposition its sales and marketing personnel.

Factors that may inhibit ScoutCam Inc.’s efforts to commercialize its products on its own include:

●	its inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

●	the inability of sales personnel to obtain access to potential customers;

●	the lack of complementary products to be offered by sales personnel, which may put ScoutCam Inc. at a competitive disadvantage relative to companies with more extensive product lines; and

●	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If ScoutCam Inc. is unable to establish its own sales, marketing and distribution capabilities or enter into successful arrangements with third parties to perform these services, its revenues and its profitability may be materially adversely affected.

In addition, ScoutCam Inc. may not be successful in entering into arrangements with third parties to sell, market and distribute its ScoutCam™ or other products inside or outside of the United States or may be unable to do so on terms that are favorable to it. ScoutCam Inc. likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market its products effectively. If ScoutCam Inc. does not establish sales, marketing and distribution capabilities successfully, either on its own or in collaboration with third parties, it will not be successful in commercializing its product candidates.

ScoutCam Inc.’s reliance on third-party suppliers for most of the components of its products could harm its ability to meet demand for its products in a timely and cost-effective manner, and such dependency can adversely affect its revenue.

ScoutCam Inc. relies on third-party suppliers for components and depends on obtaining adequate supplies of quality components on a timely basis with favorable terms to manufacture its commissioned products. Some of those components that are sold by ScoutCam Inc. are provided to it by a limited number of suppliers. ScoutCam Inc. will be subject to disruptions in its operations if its sole or limited supply contract manufacturers decrease or stop production of components or do not produce components and products of sufficient quantity. Alternative sources for ScoutCam Inc.’s components will not always be available. Many of its components are manufactured overseas, so they have long lead times, and events such as local disruptions, natural disasters or political conflict may cause unexpected interruptions to the supply of its products or components.

It is ScoutCam Inc.’s intention, to allocate financial resources to improve its inventory management, including establishing an inventory buffer of components appropriate to its business. However, it cannot assure that such attempts will be successful or that product or component shortages will not occur in the future. If ScoutCam Inc. cannot supply commissioned products or future potentially developed products due to a lack of components, or is unable to utilize other components in a timely manner, its business will be significantly harmed. If inventory shortages continue, they could be expected to have a material and adverse effect on ScoutCam Inc.’s future revenues and ability to effectively project future sales and operating results.

ScoutCam Inc. may be subject to product liability claims, product actions, including product recalls, and other field or regulatory actions that could be expensive, divert management’s attention and harm ScoutCam Inc. business.

ScoutCam Inc.’s business exposes it to potential liability risks, product actions and other field or regulatory actions that are inherent in the manufacturing, marketing and sale of medical device products. ScoutCam Inc. may be held liable if its products cause injury or death or is found otherwise unsuitable or defective during usage. ScoutCam Inc.’s products incorporate mechanical and electrical parts, complex computer software and other sophisticated components, any of which can contain errors or failures. Complex computer software is particularly vulnerable to errors and failures, especially when first introduced. In addition, new products or enhancements to ScoutCam Inc.’s existing products may contain undetected errors or performance problems that, despite testing, are discovered only after installation.

If any of ScoutCam Inc.’s products are defective, whether due to design or manufacturing defects, improper use of the product, or other reasons, it may voluntarily or involuntarily undertake an action to remove, repair, or replace the product at its own expense. In some circumstances, ScoutCam Inc. will be required to notify regulatory authorities of an action pursuant to a product failure.

ScoutCam Inc. rely on highly skilled personnel, and, if ScoutCam Inc. is unable to attract, retain or motivate qualified personnel, ScoutCam Inc may not be able to operate its business effectively.

ScoutCam Inc. success depends in large part on continued employment of senior management and key personnel who can effectively operate its business, as well as its ability to attract and retain skilled employees. Competition for highly skilled management, technical, research and development and other employees is intense and ScoutCam Inc. may not be able to attract or retain highly qualified personnel in the future. In making employment decisions, particularly in the job candidates often consider the value of the equity awards they would receive in connection with their employment. ScoutCam Inc. long-term incentive programs may not be attractive enough or perform sufficiently to attract or retain qualified personnel.

If any of ScoutCam Inc.’s employees leaves ScoutCam Inc., and ScoutCam Inc. fails to effectively manage a transition to new personnel, or if ScoutCam Inc. fails to attract and retain qualified and experienced professionals on acceptable terms, ScoutCam Inc. business, financial condition and results of operations could be adversely affected.

ScoutCam Inc. success also depends on having highly trained financial, technical, recruiting, sales and marketing personnel. ScoutCam Inc. will need to continue to hire additional personnel as ScoutCam Inc. business grows. A shortage in the number of people with these skills or ScoutCam Inc.’s failure to attract them could impede ScoutCam Inc.’s ability to increase revenues from its existing technology and services, ensure full compliance with international and federal regulations, or launch new product offerings and would have an adverse effect on ScoutCam Inc.’s business and financial results.

ScoutCam Inc. may not be able to obtain patents or other intellectual property rights necessary to protect its proprietary technology and business.

ScoutCam Inc. may seek to patent concepts, components, processes, designs and methods, and other inventions and technologies that it considers to have commercial value or that will likely give it a technological advantage. Despite devoting resources to the research and development of proprietary technology, ScoutCam Inc. may not be able to develop technology that is patentable or protectable. Patents may not be issued in connection with pending patent applications, and claims allowed may not be sufficient to allow them to use the inventions that they create exclusively. Furthermore, any patents issued could be challenged, re-examined, held invalid or unenforceable or circumvented and may not provide sufficient protection or a competitive advantage. In addition, despite efforts to protect and maintain patents, competitors and other third parties may be able to design around their patents or develop products similar to ScoutCam Inc. work products that are not within the scope of their patents. Finally, patents provide certain statutory protection only for a limited period of time that varies depending on the jurisdiction and type of patent.

Prosecution and protection of the rights sought in patent applications and patents can be costly and uncertain, often involve complex legal and factual issues and consume significant time and resources. In addition, the breadth of claims allowed in its patents, their enforceability and its ability to protect and maintain them cannot be predicted with any certainty. The laws of certain countries may not protect intellectual property rights to the same extent as the laws of the United States. Even if ScoutCam Inc.’s patents are held to be valid and enforceable in a certain jurisdiction, any legal proceedings that it may initiate against third parties to enforce such patents will likely be expensive, take significant time and divert management’s attention from other business matters. ScoutCam Inc. cannot assure that any of its issued patents or pending patent applications provide any protectable, maintainable or enforceable rights or competitive advantages to it.

In addition to patents, ScoutCam Inc. will rely on a combination of copyrights, trademarks, trade secrets and other related laws and confidentiality procedures and contractual provisions to protect, maintain and enforce its proprietary technology and intellectual property rights in the United States and other countries. However, its ability to protect its brands by registering certain trademarks may be limited. In addition, while it will generally enter into confidentiality and nondisclosure agreements with its employees, consultants, contract manufacturers, distributors and resellers and with others to attempt to limit access to and distribution of its proprietary and confidential information, it is possible that:

●	misappropriation of its proprietary and confidential information, including technology, will nevertheless occur;

●	ScoutCam Inc.’s confidentiality agreements will not be honored or may be rendered unenforceable;

●	third parties will independently develop equivalent, superior or competitive technology or products;

●	disputes will arise with its current or future strategic licensees, customers or others concerning the ownership, validity, enforceability, use, patentability or registrability of its intellectual property; or

●	unauthorized disclosure of ScoutCam Inc.’s know-how, trade secrets or other proprietary or confidential information will occur.

ScoutCam Inc. cannot assure that it will be successful in protecting, maintaining or enforcing its intellectual property rights. If ScoutCam Inc. is unsuccessful in protecting, maintaining or enforcing its intellectual property rights, then its business, operating results and financial condition could be materially adversely affected, which could:

●	adversely affect ScoutCam Inc.’s reputation with customers;

●	be time-consuming and expensive to evaluate and defend;

●	cause product shipment delays or stoppages;

●	divert management’s attention and resources;

●	subject ScoutCam Inc. to significant liabilities and damages;

●	require ScoutCam Inc. to enter into royalty or licensing agreements; or

●	require ScoutCam Inc. to cease certain activities, including the sale of products.

If it is determined that ScoutCam Inc. has infringed, violated or is infringing or violating a patent or other intellectual property right of any other person or if it is found liable in respect of any other related claim, then, in addition to being liable for potentially substantial damages, ScoutCam Inc. may be prohibited from developing, using, distributing, selling or commercializing certain of its technologies unless it obtains a license from the holder of the patent or other intellectual property right. ScoutCam Inc. cannot assure that it will be able to obtain any such license on a timely basis or on commercially favorable terms, or that any such licenses will be available, or that workarounds will be feasible and cost-efficient. If ScoutCam Inc. do not obtain such a license or find a cost-efficient workaround, its business, operating results and financial condition could be materially adversely affected and it could be required to cease related business operations in some markets and restructure ScoutCam Inc. business to focus on its continuing operations in other markets.

Risks related to our MUSE™ Technology Business

We are currently proposing our MUSE™ system business for sale or grant of license. If we are unable to sell or license our MUSE™ business or unable to sell or license it in terms acceptable to us, we will have to write off our investment in the MUSE™ system, which will adversely affect our business.

We are currently proposing our MUSE™ system business for sale or license. If we are unable to sell or license our MUSE™ business or unable to sell or license it in terms acceptable to us, we could not derive any value from the sale and will lose significant cash flow, which, in turn, will adversely affect our financial results.

Several factors may delay or prevent us from selling or granting license to our MUSE™ system business:

●	potential purchasers’ or licensee perception on the cost, safety, efficacy, and convenience of the MUSE™ system in relation to alternative treatments and products;

●	publicity concerning our products, including MUSE™, or competing products and treatments;

●	patients suffering from adverse events while using the MUSE™ system; and

●	competition from the pharmaceutical sector, which could harm the ability to market and commercialize the MUSE™ system and, as a result, impact the attractiveness of the MUSE™ system in the eyes of potential purchasers.

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

We have entered into a Licensing and Sale Agreement with Shanghai Golden Grand-Medical Instruments Ltd. (Golden Grand) for the know-how licensing and sale of good relating to the Medigus Ultrasonic Surgical Endostapler (MUSE™) system in China with a substantial amount of the consideration subject to milestone achievements.

We entered into a Licensing and Sale Agreement with Shanghai Golden Grand-Medical Instruments Ltd. (Golden Grand) for the know-how licensing and sale of good relating to the Medigus Ultrasonic Surgical Endostapler (MUSE™) system in China, Hong Kong, Taiwan and Macao. The payment of a substantial amount of the consideration is contingent on achievement of certain milestones such as establishing a MUSE™ assembly line in China. In the event that we are not able to meet such milestones, due to various factors including natural disasters, public health crises, political crises and trade wars which are not under our control, our entitlement to the aggregate consideration under the agreement may be impaired.

Specifically, in December 2019, a strain of coronavirus (known as COVID-19) was reported to have surfaced in Wuhan, China, resulting in widespread measures with the goal of containing the virus. The World Health Organization has since declared a global emergency and classified the coronavirus as a global pandemic, due to the spread of the virus. As a result, our personnel’s access to the China, our ability to transport the materials and equipment required in order to set up our MUSE™ assembly line is severely limited. To the extent the coronavirus outbreak persists, it may have an adverse impact on our revenues associated with MUSE™.

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

We have entered into agreements relating to our products and intellectual property with distributors and companies which have business operations outside the U.S which include rights to develop and improve our intellectual property.

In that past, we have entered into distribution agreements with various international distributers for the sale of our MUSE™ products in locations such as Italy, Turkey Switzerland and the United States. Although to date we have terminated the distributor agreements to which we were party, during the terms of such agreements we provided our distributors with our solutions and products and are therefore exposed to risk of reverse engineering and theft of intellectual property. To date, we are not aware of any such theft or infringement. If such a theft or infringement we’re to occur, we cannot be sure that the intellectual property laws applicable in our former distributors’ geographies would provide us with sufficient remedies.

In addition, we have transferred some of our intellectual property to our indirect subsidiary ScoutCam Ltd. and have received a license back with respect to such patents for the purpose of developing, marketing and sale our MUSE™ technology. Furthermore, we are currently party to patent license agreements with ScoutCam Ltd. which grants ScoutCam Ltd. rights to further develop and improve on such patents. We believe that the current arrangements with ScoutCam Ltd. are governed by reasonable terms which provide us with sufficient freedom to conduct our business, however we cannot guarantee that such freedom shall persist.

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

The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by nationwide voting under a system of proportional representation. Israel’s most recent general elections were held on April 9, 2019 and September 17, 2019. Following the elections, the President selected Benjamin Netanyahu of the Likud party to form a coalition government. The Likud party was unable to form a coalition in the newly selected Knesset by the stated deadline. Subsequently, the Knesset passed a dissolution bill declaring that the next general elections will be held in March 2020. The elections we’re held on March 2, 2020, following which the President selected Benny Gantz of the Blue and White Party, to attempt to form a collation. Following the failure of Benny Gantz to form a coalition, on April 16, 2020 the President commenced a twenty one (21) day period during which any member of Knesset may attempt to form a coalition, however a coalition has not yet been formed. The uncertainty surrounding the Knesset’s ability to form a coalition and government in Israel and may continue and the political situation in Israel may further deteriorate. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, the Group’s business, financial condition, results of operations and prospects.

Exchange rate fluctuations between foreign currencies and the U.S. Dollar may negatively affect our earnings.

Our reporting and functional currency is the U.S. dollar. Our and ScoutCam Ltd. revenues are currently primarily payable in U.S. dollars and we expect our future revenues to be denominated primarily in U.S. dollars. However, certain amount of our expenses are in NIS and as a result, we are exposed to the currency fluctuation risks relating to the recording of our expenses in U.S. dollars. We may, in the future, decide to enter into currency hedging transactions. These measures, however, may not adequately protect us from material adverse effects.

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

The United Kingdom’s Financial Conduct Authority, which regulates the London Interbank Offered Rate (LIBOR), announced in July 2017 that it will no longer persuade or require banks to submit rates for LIBOR after 2021. The grants received from the IIA bear an annual interest rate based on the 12-month LIBOR. Accordingly, there is considerable uncertainty regarding the publication of LIBOR beyond 2021. While it is not currently possible to determine precisely whether, or to what extent, the withdrawal and replacement of LIBOR would affect us, the implementation of alternative benchmark rates to LIBOR may increase our financial liabilities to the IIA. To date, IIA has not published a decision regarding an alternative benchmark to be used in the LIBOR’s stead.

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

Risks Related to an Investment in the Securities

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2019 or in any subsequent year. This may result in adverse U.S. federal income tax consequences for U.S. taxpayers that are holders of our securities.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. There can be no assurance that we are not a PFIC in 2019 and will not be a PFIC in subsequent years, as our operating results for any such years may cause us to be a PFIC. If we are a PFIC in 2019, or any subsequent year, and a U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of our securities will be subject to special rules. Under these rules: (1) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the securities; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold or have held our securities during a period when we were or are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election. A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto.

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

The stock market in general and the market prices of our ordinary shares on TASE, and the ADSs on Nasdaq, in particular, are or will be subject to fluctuation, and changes in these prices may be unrelated to our operating performance. We anticipate that the market prices of our securities will continue to be subject to wide fluctuations. The market price of our securities is, and will be, subject to a number of factors, including:

●	announcements of technological innovations or new products by us or others;

●	announcements by us of significant acquisitions, strategic partnerships, in-licensing, out-licensing, joint ventures or capital commitments;

●	expiration or terminations of licenses, research contracts or other collaboration agreements;

●	public concern as to the safety of the equipment we sell;

●	the volatility of market prices for shares of medical devices companies generally;

●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in revenues, gross profits and earnings announced by the company;

●	changes in estimates or recommendations by securities analysts, if our ordinary shares or the ADSs are covered by analysts;

●	fluctuations in the stock price of our publicly traded subsidiaries;

●	changes in government regulations or patent decisions; and

●	general market conditions and other factors, including factors unrelated to our operating performance.

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

As a public company in the United States, we incur significant accounting, legal and other expenses as a result of the listing of the ADSs on Nasdaq. These include costs associated with corporate governance requirements of the Securities Exchange Commission, or the SEC, and the Marketplace Rules of the Nasdaq, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These rules and regulations increase our legal and financial compliance costs, introduce costs such as investor relations, stock exchange listing fees and shareholder reporting, and make some activities more time consuming and costly. Any future changes in the laws and regulations affecting public companies in the United States and Israel, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and the rules of the Nasdaq Stock Market, as well as compliance with the applicable full Israeli reporting requirements which currently apply to us as a company listed on the TASE (for so long as they apply to us, pending shareholder approval by special majority of a change to our TASE reporting requirements to allow us to report to the TASE in the same manner in which we report to the SEC), may result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

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

We are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2020.

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

We have identified a material weakness in our internal control over financial reporting. If we fail to maintain effective internal control over financial reporting, we may be unable to report our financial results accurately or meet our reporting obligations, the reliability of our financial statements may be questioned, and our securities price may suffer.

Section 404 of the Sarbanes-Oxley Act requires a company subject to the reporting requirements of the U.S. securities laws to perform a comprehensive evaluation of its and its subsidiaries’ internal control over financial reporting. As such, we are required to document and test our internal control procedures and our management is required to assess and issue a report concerning our internal control over financial reporting. In addition, when applicable to comply with this statute, our independent registered public accounting firm may be required to issue an opinion on the effectiveness of our internal control over financial reporting at a later date.

In connection with the issuance of our consolidated financial statements for the year ended December 31, 2019, we identified a material weakness in our internal control over financial reporting as of December 31, 2019. A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We have initiated actions toward remediating this material weakness by identifying our staffing requirements and commencing the process of hiring additional personnel for our finance team with the appropriate level of training and expertise. However, the implementation of these initiatives may not fully address this or any other material weakness or other deficiencies that we may have in our internal control over financial reporting.

We will continue to assess our internal control environment and the potential remediation of this material weakness. If we are unable to certify that our internal control over financial reporting is effective pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we could lose investor confidence in the accuracy and completeness of our financial reports, which could harm our business, the price of our ordinary shares and our ability to access the capital markets.

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

Our ADSs are listed on Nasdaq under the symbol “MDGS”. To continue to be listed on Nasdaq, we are required to satisfy a number of conditions, including a minimum bid price of at least $1.00 per ADS, a market value of our publicly held shares of at least $1 million and shareholders’ equity of at least $2.5 million.

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

On July 24, 2007, we formed a wholly owned subsidiary in the State of Delaware under the name Medigus USA LLC, or the Medigus U.S. On October 1, 2013, a service agreement was executed between the Company and Medigus U.S. whereby Medigus U.S. would render services to the Company against reimbursement of its direct expenses as well as a premium at a reasonable rate. In February 2019, Medigus USA LLC ceased its operations due to the termination of Chris Rowland, the Company’s previous chief executive officer.

On January 3, 2019, we formed a wholly owned subsidiary in Israel under the name ScoutCam Ltd. ScoutCam Ltd. was incorporated as part of a reorganization of the Company intended to distinguish the Company’s miniaturized imaging business, or the micro ScoutCam™ portfolio, from the other operations of the Company and to enable the Company to form a separate business unit with dedicated resources focused on the promotion of such technology.

On March 4, 2019, we entered into a binding memorandum of understanding with Linkury Ltd., pursuant to which we intended to establish a commercial technological platform for the manufacturing, marketing and distribution of cannabidiol (CBD) based products. Following a review of the transaction, we have decided to terminate it.

On June 3, 2019, we entered into a Licensing and Sale Agreement with Shanghai Golden Grand-Medical Instruments Ltd. (Golden Grand) for the know-how licensing and sale of good relating to the Medigus Ultrasonic Surgical Endostapler (MUSE™) system in China, Hong Kong, Taiwan and Macao. Under the agreement, we committed to provide a license, training services and goods to Golden Grand in consideration for $3,000,000 to be paid to us in four milestone based installments. To date, some of these milestones have been achieved and the Company has received $1,800,000. The final milestone shall be completed and the final installment paid upon completion of a MUSE™ assembly line in China.

On September 3, 2019, we consummated an investment agreement in Algomizer Ltd., or Algomizer, and its wholly owned subsidiary Linkury Ltd., or Linkury, for an aggregate investment of $5,000,000. The investment agreement contains customary provisions and warranties, and provides for us to invest NIS 5.4 million directly in Algomizer, which engages in internet advertising and whose shares are traded on the Tel Aviv Stock Exchange. The investment was made at a price per Algomizer share of NIS 4.15. We invested an additional NIS 9 million through a direct acquisition of the shares of Linkury from Algomizer, at a company valuation of Linkury of approximately NIS 96 million. In addition, we invested an additional $1 million in Algomizer through equity exchange by issuing Algomizer American Depositary Shares (ADRs) at a price of $3 per ADR in consideration for Algomizer shares based on a price per Algomizer share of NIS 4.15. In addition, We issued Algomizer warrants to purchase our ADRs in an amount equal to the ADRs issued to Algomizer, at an exercise price of $4 per ADR.

On December 1, 2019, Medigus and ScoutCam Ltd. consummated a certain Amended and Restated Asset Transfer Agreement, effective March 1, 2019, which transferred and assigned certain assets and intellectual property rights related to its miniaturized imaging business (A&R Transfer Agreement), and a patent license. Under the A&R Transfer Agreement, we transferred two patent families in exchange for a license in connection with the marketing and sale of the Medigus Ultrasonic Surgical Endostapler. In addition, we granted to ScoutCam Ltd. a license to access, use, improve, develop, market and sell licensed intellectual property, including the right to any future versions, enhancements, improvements and derivative works of such licensed intellectual property in connection with the development and commercialization of the ScoutCam™ miniature video technology.

On December 30, 2019, or the Closing, we consummated a securities exchange agreement with Intelllisense Solutions Inc., a Nevada corporation (Intellisense), and as a result we assigned, transferred and delivered 100% of our holdings in ScoutCam Ltd. to Intellisense, in exchange for (i) common stock representing 60% of Intellisense’s issued and outstanding share capital as of the Closing, and (ii) in the event ScoutCam Ltd. achieves $33,000,000 in aggregate sales within the first three (3) years immediately following the Closing, we will receive additional shares of Intellisense’s common stock representing 10% of its outstanding share capital as of the Closing. Simultaneous with the Closing, Intellisense consummated a financing transaction in the aggregate amount of $3.3 million (gross) based on a company post-money valuation of $13.3 million. Following the aforementioned transaction, Intellisense changed its name to ScoutCam Inc.

On January 13, 2020, together with our advisor Mr. Kfir Zilberman we formed a subsidiary in Delaware, in which we hold 90% of the stock capital, under the name GERD IP, Inc., or GERD IP. GERD IP was incorporated in accordance with our efforts to reorganize our assets and increase asset and organizational efficiencies. In connection thereto, the Company entered into a founders agreement as of January 12, 2020, with Kfir Zilberman. The founders agreement subjects the transfer of GERD IP membership interests held by Kfir Zilberman to a right of first offer, and provides that owners of 51% of GERD IP membership interest may enforce a sale of GERD IP on the minority membership interest. The Company is obligated under the founders agreement to indemnify Kfir Zilberman for litigations expenses imposed on him or incurred by him in connection with his capacity as owner of a membership interest in GERD IP.

On February 18, 2020, we purchased 2,284,865 shares of Matomy, which represents 2.32% of its issued and outstanding share capital. On March 24, 2020 we completed an additional purchase of 22,326,246 shares of Matomy, raising our aggregate holdings in Matomy to 24.99% of Matomy’s issued and outstanding share capital.

On April 19, 2020, we entered an Asset Transfer Agreement, effective January 20, 2020 with our majority owned subsidiary GERD IP, Inc. Pursuant to the Asset Transfer Agreement, we transferred certain of our patents in consideration for seven (7) capital notes issued to us by GERD IP, Inc., of $2,000,000 each.

Following the technology transfer and the securities exchange agreement, ScoutCam Inc. began examining additional applications for our micro ScoutCam™ portfolio outside of the medical device industry, among others, the defense, aerospace, automotive, and industrial non-destructing-testing industries and is pursuing opportunities and collaborations in this field. ScoutCam Inc. plans to further expand the activity in these non-medical spaces.

In addition, we have previously engaged in the development, production and marketing of innovative endoscopic surgical devices for the treatment of Gastroesophageal Reflux Disease, or GERD, a common ailment which is predominantly treated by medical therapy (e.g., proton pump inhibitors) or in more chronic cases, conventional open or laparoscopic surgery. Our FDA-cleared and CE-marked product, known as the MUSE™ System, enables a trans-orifice procedure, or scar less procedure through a natural opening in the body, that requires no incision for the treatment of GERD by reconstruction of the esophageal valve where the stomach and the esophagus meet. We are no longer maintaining efforts to commercialize the MUSE™ System and rather are pursuing potential opportunities to sell or grant a license for the use of our MUSE™ technology.

Principal Capital Expenditures

We and ScoutCam Ltd. had capital expenditures of approximately $62,000, and $11,000 and $9,000 in the years ended on December 31, 2019, 2018, and 2017, respectively. Our capital expenditures are primarily for network infrastructure, computer hardware, purchase of machinery and software and leasehold improvements of our facilities. We have financed our capital expenditures from our available cash. We expect to maintain our capital expenditures in 2020 with a consistent volume.

There are no significant capital expenditures or divestitures currently in progress by the Company.

B.	Business Overview

Overview

We previously engaged in the development, production and marketing of innovative miniaturized imaging equipment known as the micro ScoutCam™ portfolio for use in medical procedures as well as various industrial applications, through our Israeli subsidiary, ScoutCam Ltd. ScoutCam Ltd. was incorporated as part of a reorganization of the Company intended to distinguish the Company’s micro ScoutCam™ portfolio from the other operations of the Company and to enable the Company to form a separate business unit with dedicated resources, focused on the promotion of our miniaturized imaging technology. After we completed the transfer of all of the Company’s assets and intellectual property related to the Company’s miniature video cameras business into ScoutCam Ltd., we consummated a securities exchange agreement with Intellisense Solutions Inc., under which we received 60% of the issued and outstanding stock of Intellisense Solutions Inc. in consideration for 100% of our holdings in ScoutCam Ltd. Following the aforementioned transactions, Intellisense Solutions Inc. changed its name to ScoutCam Inc. Since the securities exchange agreement, the commercialization efforts relating to the ScoutCam™ portfolio are carried out exclusively by ScoutCam Inc.

ScoutCam Inc. is examining and pursuing additional applications for the micro ScoutCam™ portfolio outside of the medical device industry, among others, the defense, aerospace, automotive, and industrial non-destructing-testing industries, and plans to further expand the activity in these non-medical spaces.

In addition, we have been engaged in the development, production and marketing of innovative surgical devices with direct visualization capabilities for the treatment of Gastroesophageal Reflux Disease, or GERD, a common ailment, which is predominantly treated by medical therapy (e.g. proton pump inhibitors) or in chronic cases, conventional open or laparoscopic surgery. Our FDA-cleared and CE-marked endosurgical system, known as the Medigus Ultrasonic Surgical Endostapler, or MUSE™ (Medigus Ultrasonic Surgical Endostapler) system, enables minimally-invasive and incisionless procedures for the treatment of GERD by reconstruction of the esophageal valve via the mouth and esophagus, eliminating the need for surgery in eligible patients. We believe that this procedure offers a safe, effective and economical alternative to the current modes of GERD treatment for certain GERD patients, and has the ability to provide results which are equivalent to those of standard surgical procedures while reducing pain and trauma, minimizing hospital stays, and delivering economic value to hospitals and payers. The key elements of the MUSE™ system include a single-use endostapler containing several sophisticated innovative technologies such as flexible stapling technology, a miniature camera and ultrasound sensor, as well as a control console offering a video image transmitted from the tip of the endostapler. Our board of directors has determined to examine potential opportunities to sell or grant a license to our MUSE™ technology, or alternatively grant a license or licenses for the use of the MUSE™ technology.

ScoutCam Inc.’s Micro ScoutCam™ Portfolio

ScoutCam Inc. is engaged in the development, production and marketing of innovative miniaturized equipment known as its micro ScoutCam™ portfolio for use in medical procedures as well as various industrial applications. ScoutCam Inc. derives a substantial portion of its revenue from applications of its micro ScoutCam™ portfolio within the medical and industrial fields. ScoutCam Inc. has recently begun examining additional applications for the micro ScoutCam™ portfolio outside of the medical device industry, including in, among others, the defense, aerospace, automotive, and industrial non-destructing-testing industries. ScoutCam Inc. plans to further expand the activity in these non-medical spaces.

ScoutCam Inc.’s vision is to improve the performance of organizations by offering prestigious tools that enhance the visual technological capabilities of companies across a variety of industries. ScoutCam Inc.’s mission is to become a global leader providing innovative, custom-tailored visualization solutions to organizations across a variety of industries based on small and highly resistant cameras and supplementary technologies. Since ScoutCam Inc. is focused on custom-tailored solutions, it has a very limited offering of off-the-shelf products, which are used mainly as demonstrators for new prospects of our technology and capabilities, rather than as a major source of revenue. Moreover, as it focus only on the visualization apparatus and supporting components, including for example a small camera, illumination, cleaning method (e.g., irrigation), and/or a mechanical structure based on the customer’s needs, in most cases ScoutCam Inc.’s products are components of the customer’s end-user products rather than independent end-user products.

ScoutCam Inc.’s business model includes engaging customers seeking to add a video visualization to its existing or new product(s) in two phases. During the first phase, ScoutCam Inc. conduct the research and development that is required in order to specify, develop, and product the designated visualization apparatus, all for an agreed compensation (e.g., a non-recurrent engineering fee). During the second phase, ScoutCam Inc. manufactures the apparatus and sells it to the customer for an agreed transfer price. In some cases, upon a customer’s request, it offers complete ‘turn-key’ contracts, in which it is responsible for most or all product phases, from the specifications phase to the provision of components or products that are complete, packaged and ready for sale. In such cases, it may conduct the necessary regulatory tests and handle the required regulatory approvals. In addition, ScoutCam Inc. may also be responsible, as necessary, for, inter alia, packaging, sterilization, labeling and shipment.

ScoutCam Inc.’s customers are technology-based companies and organizations of all sizes, from early stage start-ups to large, well-established, international corporations. However, ScoutCam Inc. prefers engaging the latter business partnership as larger corporations provide financial stability, large quantities, recurring revenue, and valid forecasts for extended durations. In addition, it engages customers from various industries, such as biomedical, aerospace, certain sensitive or classified industries, security and defense, and research.

ScoutCam Inc. interacts with prospects globally in order to engage in new projects by various business development and marketing means. The core ScoutCam Inc. team that is responsible for these efforts includes a highly experienced VP Business Development. ScoutCam Inc. uses both active and passive marketing measures to gather interest from potential customers. These efforts may include the following:

●	engaging third party companies as territorial representatives in key markets;

●	initiating business engagements based on leads received through its website or via other methods or means;

●	conducting initial R&D together with such prospects in order to evaluate the feasibility of their contemplated projects;

●	maintaining an updated and detailed website presenting its core competency and proven track record;

●	promoting its website in different search engines and other digital forums through SEO campaigning as well as other proactive digital marketing measures;

●	employing certain social media platforms for campaigning and advertising;

●	reconnecting with its large database, which includes a multitude of past prospects;

●	developing and refining marketing communications materials, including digital and printed brochures; and

●	participating in major vision technology exhibitions such as AIA Vision Show (USA) and Vision Show (Germany).

ScoutCam Inc.’s Customers

Currently, ScoutCam Inc. has two major customers that generate most of its current and forecasted revenue in the near term. One of them is a large international bio-med company. ScoutCam Inc. develops a visualization component for this customer’s invasive surgical device. The other customer is a US based company that develops and markets minimally invasive, surgical devices for skeletal and soft-tissue procedures. The company specializes in orthopedic surgeries of the extremities.

In addition to these two material customers, ScoutCam Inc. is engaged in initial negotiations with multiple potential customers operating in a variety of sectors, including biomedical, aerospace, military and security, and others. ScoutCam Inc. is pursuing these potential engagements with the goal of securing research and development contracts that may then materialize into multi-year production contracts.

Competition with ScoutCam Inc.’s ScoutCam™ portfolio

After years of being almost alone in the market, ScoutCam Inc. now competes with several companies which offer small cameras such as Opcom, Fujikura-Picoramedic, Awaiba, Fisba, Misumi and Sanovas. In addition, IntraVu, Medit and SPI Engineering are companies which offer complete small diameter off-the shelf endoscopes/borescopes.

ScoutCam Inc., unlike the aforementioned competitors, offer customized solutions, which includes additional components as needed. ScoutCam Inc. Focuses on customizing and integrating its solutions into a given customer’s device. Certain companies, such as Enable, Myriad Fiber Imaging Tech., Inc, and Precision Optics, act as direct competitors, since they offer similar services.

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

MUSE™ Solution

Our product, the MUSE™ system for transoral fundoplication is a single use innovate device for the treatment of GERD. The MUSE™ technology is based on our proprietary platform technology, experience and know-how. Transoral means that procedure is perform through the mouth, rather than through incisions in the abdomen. The MUSE™ system is used to perform a procedure as an alternative to a surgical fundoplication. The MUSE™ system offers an endoscopic, incisionless alternative to surgery. A single surgeon or gastroenterologist can perform the MUSE™ procedure in a transoral way, unlike in a laparoscopic fundoplication which requires incisions.

The MUSE™ system consists of the MUSE™ console controller, the MUSE™ endostapler and several accessories, including an overtube, irrigation bottle, tubing supplies and staple cartridges. The MUSE™ endostapler incorporates a video camera, a flexible surgical stapler and an ultrasonic guidance system that is used to measure the distance between the anvil and the cartridge of the stapler, to ensure their proper alignment and tissue thickness. The device also contains an alignment pin, which is used for initial positioning of the anvil against the cartridge, two anvil screws, which are used to reduce the thickness of the tissue that needs to be stapled and to fix the position of the anvil and the MUSE™ endostapler during stapling. The system allows the operator to staple the fundus of the stomach to the esophagus, in two or more locations, typically around the circumference, thereby creating a fundoplication, without any incisions.

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

On June 3, 2019, we entered into a Licensing and Sale Agreement with Shanghai Golden Grand-Medical Instruments Ltd. (Golden Grand) for the know-how licensing and sale of good relating to the Medigus Ultrasonic Surgical Endostapler (MUSE™) system in China, Hong Kong, Taiwan and Macao. Under the agreement, we committed to provide a license, training services and goods to Golden Grand in consideration for $3,000,000 to be paid to us in four milestone based installments. To date, some of these milestones have been achieved and the Company has received $1,800,000. The final milestone shall be completed and the final installment paid upon completion of a MUSE™ assembly line in China.

Other Activities

Algomizer Ltd.

We currently own a minority stake in Algomizer and Linkury, which operates in the field of software development, marketing and distribution to internet users. Algomizer recently announced its intention to focus its efforts on Linkury Ltd, its subsidiary, which is the main source of Algomizer’s revenues and operations, with a goal of expanding its product portfolio in the field of technological solutions for advertising and media. In the coming year, Algomizer plans to launch new products in the sector of advertising technologies and mobile. Furthermore, Algomizer continues its efforts to seek opportunities of engaging in acquisitions of companies with significant revenues and commercial potential.

Matomy Media Group Ltd.

In addition, we hold approximately 24.99% of Matomy’s outstanding share capital. Matomy is dually listed on the London and Tel Aviv Stock Exchanges.

Our Strategy

Our primary goal is to generate revenues by pursuing potential opportunities to sell our MUSE™ technology, or alternatively grant a license or licenses for the use of the MUSE™ technology. Our strategy includes the following key elements:

Sell or License MUSE™ technology. Our board of directors has determined to examine potential opportunities to sell our MUSE™ technology, or alternatively grant a license or licenses for the use of the MUSE™ technology.

General Pursuit of Opportunities. Our board of directors and management are constantly seeking and pursuing opportunities through which to leverage our assets and capabilities.

Substantially material portion of our revenues in recent years was derived from the sale of miniature cameras which is currently developed and manufactured by ScoutCam Inc. The following data reflects our total revenue arising from the following services:

	Revenues
	Year Ended December 31,
	2019	2018	2017
	(Thousands of U.S. dollars)
Sales of Miniature Cameras and related equipment	188	175	306
Development services	85	217	-
Sales of the MUSE™ System	-	44	161
Total	273	436	467

The following data reflects our total revenue broken down by geographic region:

	Revenues
	Year Ended December 31,
	2019	2018	2017
	(Thousands of U.S. dollars)
United States	138	315	115
Europe	69	63	193
Asia	22	36	116
Other	44	22	43
Total	273	436	467

Seasonality of Business

During the last few years we have not seen any seasonality in our sales.

Marketing and Distribution

Sale or License of MUSE™ System

As part of our board of directors decision to examine potential opportunities to sell our MUSE™ technology, or alternatively grant a license or licenses for the use of the MUSE™ technology, our board of directors has reexamined the efforts and resources previously invested by us in our MUSE™ technology distribution agreements as well as the revenues obtained through such agreements in order to assess their financial viability. As a result of this analysis, our board of directors resolved to terminate our distribution agreements in order to redirect our resources to securing licensing agreements, which may in turn generate significant income in the short term, reduce operating expenses and lower the Company’s burn rate.

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

We and ScoutCam Ltd. own 22 U.S. patents and have filed three (3) additional patent applications in the U.S. and 1 U.S. Provisional Patent Application. In addition, we own sixty five (65) patents that were granted in other countries, including ten (10) European patents, which are not valid on their own unless validated in specific European countries, as indeed we’re validated according to our list of chosen European countries. We also have eight (8) pending patents applications outside of the U.S. Our patents and any patents which may be granted under our pending patent applications, expire between 2021-2041.

Pursuant to the A&R Transfer Agreement, we transferred two patent families to ScoutCam Ltd. and received a license back to the transferred patents to be used in connection with the sale or license of MUSE™. In addition, we granted to ScoutCam Ltd. a license to access, use, improve, develop, market and sell licensed intellectual property, including the right to any future versions, enhancements, improvements and derivative works of such licensed intellectual property in connection with the development and commercialization of the ScoutCam™ miniature video technology.

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

Competition

The medical device industry can be significantly affected by new product introductions and other market activities of industry participants. We believe that the principal competitive factors in our market include:

●	safety, efficacy and clinically effective performance of products;

●	ease of use and comfort for the physician and patient;

●	the cost of product offerings and the availability of product coverage and reimbursement from third-party payers, insurance companies and other parties;

●	the strength of acceptance and adoption by physicians and hospitals;

●	the ability to deliver new product offerings and enhanced technology to expand or improve upon existing applications through continued research and development;

●	the quality of training, services and clinical support provided to physicians and hospitals;

●	effective sales, marketing and distribution;

●	the ability to provide proprietary products protected by strong intellectual property rights; and

●	the ability to offer products that are intuitive and easy to learn and use.

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

Over the last few years a number of different medical devices and treatments have been introduced to address the “treatment gap” in GERD treatments and therapies which is found between long-term pharmaceutical therapy on one hand and surgery on the other. These devices and treatments seek to treat GERD less invasively than fundoplication and without the need for long-term use of drug therapy.

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

The United Kingdom’s Financial Conduct Authority, which regulates the London Interbank Offered Rate (LIBOR), announced in July 2017 that it will no longer persuade or require banks to submit rates for LIBOR after 2021. The grants received from the IIA bear an annual interest rate based on the 12-month LIBOR. Accordingly, there is considerable uncertainty regarding the publication of LIBOR beyond 2021. While it is not currently possible to determine precisely whether, or to what extent, the withdrawal and replacement of LIBOR would affect us, the implementation of alternative benchmark rates to LIBOR may increase our financial liabilities to the IIA.

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

In February 2019, the IIA approved a transfer of IIA know-how developed by the Company in the framework of the Consortium to ScoutCam Ltd., a company incorporated under the laws of the State of Israel, a wholly owned subsidiary of the Company. In November 2019, the IIA approved a transfer of the know-how from ScoutCam Ltd. back to the Company in exchange for a license to the ScoutCam Ltd. to access, and develop the know-how. Accordingly all rights and obligations to the IIA under the Innovation Law in connection with such know-how apply to both the Company and ScoutCam Ltd.

The following are details regarding the rights and obligations within the framework of our activity in the Consortium, which will apply to the Company and the indirect subsidiary notwithstanding the conclusion of the program:

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

We currently have one wholly owned subsidiary, Medigus USA LLC, a limited liability company, incorporated in the State of Delaware, United States, and two majority held subsidiaries, (i) ScoutCam Inc., a corporation incorporated in the State of Nevada, United states in which we hold approximately 56% of its outstanding share capital; (ii) GERD IP, a corporation incorporated in the State of Delaware, United States in which we hold 90% of its outstanding share capital. We currently own minority stakes in Algomizer Ltd., a company incorporated under the laws of the State of Israel, in which we hold approximately 8.22% of its outstanding share capital, Linkury Ltd. a company incorporated under the laws of the State of Israel, in which we hold approximately 9.34% of its outstanding share capital, and Matomy Media Group Ltd., a company incorporated under the laws of the State of Israel, in which we hold approximately 24.99% of its outstanding share capital.

D.	Property, Plant and Equipment

Our offices and research and development facility are located at Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500 Israel, where we occupy approximately 807 square meters. We leased our facilities pursuant to a lease agreement which terminated as of December 31, 2019. The lease has been recently renewed by ScoutCam Ltd., and we will sub-lease/participate in the lease costs in accordance with our usage of the space. The arrangement regarding the allocation of lease costs between Medigus and ScoutCam Ltd. are set out in an Amended and Restated Inter Company Services Agreement entered into by the parties on April 19, 2020.

We consider our current office space sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business. We have no current plans to construct, expend or improve our facilities.

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

The audited consolidated financial statements for the years ended December 31, 2019 and 2018 in this annual report have been prepared in accordance with International Financial Reporting Standards, which are standards and interpretations thereto issued by the International Accounting Standard Board.

For the purpose of this Item 5., references to “Medigus”, the “Company”, “us”, “we” and “our” refer to Medigus and its consolidated subsidiaries.

Overview

Our Israeli subsidiary, ScoutCam Ltd. and our Nevada subsidiary ScoutCam Inc. are engaged in the development, production and marketing of innovative miniaturized imaging equipment known as our micro ScoutCam™ portfolio for use in medical procedures as well as various industrial applications.

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

We have incurred net losses each year since inception. The Company’s accumulated deficit as of December 31, 2019 aggregated to approximately $76.7 million. We anticipate that we are likely to continue to incur significant net losses for at least the next several years as we continue the development of our products and expand our sales and marketing capabilities required to sell and market our products.

Recent business events and key milestones in the development of our business, include the following:

●	In July 2018, pursuant to a registration statement in the United States, we raised approximately $10 million (gross) through the issuance of ADSs and warrants. See “Item 10. Additional Information – C. Material Contracts.”

●	On September 20, 2018, the annual general meeting of the shareholders has determined to replace the then serving directors with our current directors.

●	On January 3, 2019, we formed a wholly owned subsidiary in Israel under the name ScoutCam Ltd., or ScoutCam. ScoutCam was incorporated as part of a reorganization of the Company intended to distinguish the Company’s miniaturized imaging business, or the micro ScoutCam™ portfolio, from the other operations of the Company and to enable the Company to form a separate business unit with dedicated resources focused on the promotion of such technology.

●	On June 3, 2019 we entered into a Licensing and Sale Agreement with Shanghai Golden Grand-Medical Instruments Ltd. (Golden Grand) for the know-how licensing and sale of good relating to the Medigus Ultrasonic Surgical Endostapler (MUSE™) system in China, Hong Kong, Taiwan and Macao. Under the agreement, we committed to provide a license, training services and goods to Golden Grand in consideration for $3,000,000 to be paid to us in four milestone based installments. To date, some of these milestones have been achieved and the Company has received $1,800,000. The final milestone shall be completed and the final installment paid upon completion of a MUSE™ assembly line in China.

●	On September 3, 2019 we consummated an investment agreement in Algomizer and its wholly owned subsidiary Linkury, for an aggregate investment of $5,000,000. The investment agreement contains customary provisions and warranties, and provides for us to invest NIS 5.4 million directly in Algomizer, which engages in internet advertising and whose shares are traded on the Tel Aviv Stock Exchange. The investment was made at a price per Algomizer share of NIS 4.15. We invested an additional NIS 9 million through a direct acquisition of the shares of Linkury from Algomizer, at a company valuation of Linkury of approximately NIS 96 million. We further invested an additional $1 million in Algomizer through equity exchange by issuing Algomizer American Depositary Shares (ADRs) at a price of $3 per ADR in consideration for Algomizer shares based on a price per Algomizer share of NIS 4.15. In addition, we issued Algomizer warrants to purchase our ADRs in an amount equal to the ADRs issued to Algomizer, at an exercise price of $4 per ADR.

●	On December 1, 2019, Medigus and ScoutCam Ltd. consummated an A&R Transfer Agreement, effective as of March 1, 2019, which transferred and assigned certain assets and intellectual property rights related to its miniaturized imaging business, and a patent license. Under the A&R Transfer Agreement, we transferred two patent families in exchange for a license in connection with the marketing and sale of the Medigus Ultrasonic Surgical Endostapler. In addition, we granted to ScoutCam Ltd. a license to access, use, improve, develop, market and sell licensed intellectual property, including the right to any future versions, enhancements, improvements and derivative works of such licensed intellectual property in connection with the development and commercialization of the ScoutCam™ miniature video technology.

●

On December 30, 2019 we consummated a securities exchange agreement with Intelllisense Solutions Inc., a Nevada corporation (Intellisense), and as a result we assigned, transferred and delivered 100% of our holdings in ScoutCam to Intellisense, in exchange for (i) common stock representing 60% of Intellisense’s issued and outstanding share capital as of the Closing, and (ii) in the event ScoutCam achieves $33,000,000 in aggregate sales within the first three (3) years immediately following the Closing, we will receive additional shares of Intellisense’s common stock representing 10% of its outstanding share capital as of the Closing. Simultaneous with the Closing, Intellisense consummated a financing transaction in the aggregate amount of $3.3 million (gross) based on a company post-money valuation of $13.3 million.

●

On January 13, 2020, together with our advisor Mr. Kfir Zilberman we formed a subsidiary in Delaware, in which we hold 90% of the stock capital, under the name GERD IP, Inc., or GERD IP. GERD IP was incorporated in accordance with our efforts to reorganize our assets and increase asset and organizational efficiencies. In connection thereto, the Company entered into a founders agreement as of January 12, 2020, with Kfir Zilberman. The founders agreement subjects the transfer of GERD IP membership interests held by Kfir Zilberman to a right of first offer, and provides that owners of 51% of GERD IP membership interest may enforce a sale of GERD IP on the minority membership interest. The Company is obligated under the founders agreement to indemnify Kfir Zilberman for litigations expenses imposed on him or incurred by him in connection with his capacity as owner of a membership interest in GERD IP.

●	On February 18, 2020, we purchased 2,284,865 shares of Matomy, which represents 2.32% of its issued and outstanding share capital. On March 24, we completed an additional purchase of 22,326,246 shares of Matomy, raising our aggregate holdings in Matomy to 24.99% of Matomy’s issued and outstanding share capital.

●	On April 19, 2020, we entered an Asset Transfer Agreement, effective January 20, 2020, with our majority owned subsidiary GERD IP, Inc. Pursuant to the Asset Transfer Agreement, we transferred certain of our patents in consideration for seven (7) capital notes issued to us by GERD IP, Inc., of $2,000,000 each.

Summary of Critical Accounting Policies

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

Financial instruments:

As of January 1, 2018, the Group adopted IFRS 9 “Financial Instruments”.

Financial assets

Classification

The group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair through profit or loss, and

●	those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will be recorded in profit or loss.

Recognition

Regular way purchases and sales of financial assets are recognized on trade date, being the date on which the group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Debt instruments

Subsequent measurement of debt instruments depends on the group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the group classifies its debt instruments:

●	Amortized cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses.

●	A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.

Equity instruments

The group subsequently measures equity investments at fair value except when the group has control or significant influence. Dividends from such investments continue to be recognized in profit or loss as other income when the group’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognized in “net change in fair value of financial assets at fair value through profit or loss” in the statement of profit or loss as applicable.

Impairment

The Group recognizes a loss allowance for expected credit losses on financial assets at amortized cost.

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. If the financial instrument is determined to have a low credit risk at the reporting date, the Company assumes that the credit risk on a financial instrument has not increased significantly since initial recognition.

The Group measures the loss allowance for expected credit losses on trade receivables that are within the scope of IFRS 15 and on financial instruments for which the credit risk has increased significantly since initial recognition based on lifetime expected credit losses. Otherwise, the Group measures the loss allowance at an amount equal to 12-month expected credit losses at the current reporting date.

Prior to the effective date and adoption of IFRS 9, the financial assets of the Group were classified into the following categories: financial assets at fair value through profit or loss, and loans and receivables. The classification depended on the purpose for which the financial assets were acquired, also, prior to the adoption of IFRS 9, the Group assessed at December 31, 2017, whether there is any objective evidence that a financial asset or group of financial assets was impaired.

Financial liabilities

Financial liabilities are initially recognized at their fair value minus, in the case of a financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the issue of the financial liability.

Financial liabilities are subsequently measured at amortized cost, except for derivative financial instruments, which are subsequently measured at fair value through profit or loss.

The Group has early adopted the narrow-scope amendment to IAS 1 as described in note 2(q). Accordingly, financial liabilities are classified as non-current if the group has a substantive right to defer settlement for at least 12 months at the end of the reporting period, otherwise, they are classified as current liabilities.

The Group’s financial liabilities at amortized cost are included in accounts payable, accrued expenses, other current liabilities, payable in respect of the intangible asset and lease liabilities.

The derivative financial instruments represent warrants that confer the right to net share settlement.

The Group removes a financial liability (or a part of a financial liability) when, and only when, it is extinguished (when the obligation specified in the contract is discharged, cancelled or expired).

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

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for loss allowance.

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

The transaction price is allocated to each distinct performance obligations on a relative standalone selling price (“SSP”) basis and revenue is recognized for each performance obligation when control has passed. In most cases, the Company is able to establish SSP based on the observable prices of services sold separately in comparable circumstances to similar customers and for products based on the Company’s best estimates of the price at which the Company would have sold the product regularly on a stand-alone basis. The Company reassesses the SSP on a periodic basis or when facts and circumstances change.

Product Revenue

Revenues from product sales are recognized when the customer obtains control of the Company’s product, typically upon shipment to the customer. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenues.

Service Revenue

The Company also generates revenues from development services. Revenue from development services is recognized over the period of the applicable service contract. There are no long-term payment terms or significant financing components of the Company’s contracts.

The Company’s contract payment terms for product and services vary by customer. The Company assesses collectability based on several factors, including collection history.

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

Leases

Group as lessee:

Through December 31, 2018 the Group applied IAS 17 to account for leases whereby a significant portion of the risks and rewards of ownership were retained by the lessor were classified as operating leases. Therefore the Group’s leases were operating leases which were charged to income statements on a straight-line basis over the lease term, including extending options which were reasonably certain.

IFRS 16 replaces upon first-time implementation the existing guidance in IAS 17. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases, and is expected to impact mainly the accounting treatment applied by the lessee in a lease transaction.

IFRS 16 changes the existing guidance in IAS 17 and requires lessees to recognize a lease liability that reflects future lease payments and a “right-of-use asset” in all lease contracts (except for the following), with no distinction between financing and capital leases. IFRS 16 exempts lessees in short-term leases or the when underlying asset has a low value.

IFRS 16 also changes the definition of a “lease” and the manner of assessing whether a contract contains a lease.

The Group adopted IFRS 16 on January 1, 2019, using a modified retrospective transition approach, and as a result did not adjust prior periods. The effect upon first-time implementation on the Group’s consolidated statement of financial position are: right-of-use lease assets of approximately $39 thousand, current lease liabilities of approximately $30 thousand and non-current lease liabilities of approximately $9 thousand.

In respect of agreements in which the Group is the lessee, the Group elected to apply the standard for the first time by recognizing lease liabilities, for leases that were previously classified as operating leases, based on the present value of the remaining lease payments, discounted at the incremental interest rate of the lessee as at the date of first-time application. At the same time, the Group recognized a right-of-use asset at an amount equal to the amount of the lease liabilities, adjusted to reflect any prepaid or accrued lease payments in respect of those leases. As a result, the application of the standard has no an effect on the accumulated deficit balance.

The Group applied the following practical expedients:

●	Non-lease components: practical expedient by class of underlying asset not to separate non-lease components (services) from lease components and, instead, account for each lease component and any associated non lease components as a single lease component.

●	The practical expedient for short-term leases is applied. Accordingly, for leases in which the Group is the lessee, the Group does not to recognize a right-of-use asset and a lease liability in respect of leases whose lease period ends within 12 months of the date of initial application.

As part of the first-time application of the standard, the Group has elected to apply the following practical expedients:

●	Excluding initial direct costs for the measurement of the right-of-use asset at the date of initial application;

●	Using hindsight in determining the lease term where the contract contains options to extend or terminate the lease;

●	For leases in which the Group is the lessee, the Group does not to recognize a right-of-use asset and a lease liability in respect of leases whose lease period ends within 12 months of the date of initial application;

●	Not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Group relied on its assessment made applying IAS 17.

Discount rate: The lease payments are discounted using the lessee’s incremental borrowing rate, since the interest rate implicit in the lease cannot be readily determined. The lessee’s incremental borrowing rate is the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. However, the Group is using the practical expedient of accounting together a portfolio of leases with similar characteristics provided that it is reasonably expected that the effects on the financial statements of applying this standard to the portfolio would not differ materially from applying this Standard to the individual leases within that portfolio. And using a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment). The weighted average of lessee’s incremental annual borrowing rate applied to the lease liabilities was 10%.

Lease liabilities measurement:

Lease liabilities were initially measured on a present value basis of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable;

●	variable lease payment that are based on an index or a rate (such as CPI);

●	lease payments (principal and interest) to be made under reasonably certain extension options.

The lease liability is subsequently measured according to the effective interest method, with interest costs recognized in the statement of income as incurred. The amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Group is exposed to potential future changes in lease payments based on linkage to the CPI index, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Principal elements of the lease payments are presented in the statement of cash flows under the cash used in financing activities. Finance cost of the lease payments are presented in the statement of cash flows under the operating activities.

Right-of-use assets measurement:

Right-of-use assets were measured at cost comprising the following:

●	the amount of the initial measurement of lease liability;

●	any lease payments made at or before the commencement date and;

●	any initial direct costs (except for initial application).

After the commencement date, the Group measures the right-of-use asset applying the cost model, less any accumulated depreciation and any accumulated impairment losses and adjusted for any remeasurement of the lease liability.

Assets are depreciated by the straight-line method over the estimated useful lives of the right of use assets or the lease period, which is shorter:

Years
Property	1-2
Motor vehicles	3

Significant Judgments and Estimates

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

Deferred tax assets

Based on management’s judgment, no deferred tax assets have been recorded in the Group’s books of accounts for current losses carried forward for tax purposes since it is not probable that the Group will be able to utilize those losses in the foreseeable future against taxable income as of December 31, 2019. The deferred tax asset in connection with the accumulated losses for tax purposes (which was not recorded due to the reason mentioned above) aggregated to approximately USD 17 million.

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

Inventory impairment

The Company continually evaluates inventory for potential loss due to excess quantity or obsolete or slow-moving inventory by comparing sales history and sales projection to the inventory on hand. When evidence indicates that the carrying value of a product may not be recoverable, a charge is recorded to reduce the inventory to its current net realizable value. During 2018, the Company recorded in its books an inventory impairment of $328 thousands, charged to cost of revenues.

Fair value measurement of financial assets and liabilities at fair value through profit or loss

As described in Note 4 to our financial statements for the year ended December 31, 2019, the Company signed an agreement with Algomizer Ltd. As part of the agreement a Company received several financial assets. The fair value of this financial assets classified at FVTPL, which are not traded on an active market, is determined by using a level 3 valuation technique, see note 5 to our financial statements for the year ended December 31, 2019.

In addition, the Company issued warrants to investors. The fair value of this warrants classified at financial liabilities through profit or loss, which are not traded on an active market, is determined by using a level 3 valuation technique, see note 5 to our financial statements for the year ended December 31, 2019.

The fair value of this financial assets and liabilities is measured on the basis of accepted valuation models and assumptions regarding unobservable inputs used in the valuation models. The fair value mentioned above is expensed to the statement of loss and other comprehensive loss.

Considering the likelihood of contingent losses and quantifying possible settlements

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

Listing expenses

The reverse recapitalization transaction conducted at ScoutCam Ltd.’s level. was accounted for in the consolidated financial statements of the Company as a transaction with non-controlling interest in which the Company consolidated Intellisense’s net assets in consideration equal to the fair value of the shares Intellisense had to issue to Medigus as part of the reverse recapitalization transaction. The fair value could not be determined based on Intellisense’s stock market value since the trading volume of Intellisense’s common stock was nil. Therefore, the Company determined the fair value of the transaction based on the pre-money valuation of Intellisense which was taken into account as part of the Issuance of Units to External Investors as mentioned above.

Warrants

Receipts from investors in respect of warrants are classified as equity to the extent that they confer the right to purchase a fixed number of shares for a fixed exercise price. In the event that the exercise price is not deemed to be fixed, the warrants are classified as current liability. This liability initially recognized at its fair value on the issue date and subsequently accounted for at fair value at each reporting date. The fair value changes are charged to profit from changes in fair value of warrants issued to investors on the statement of comprehensive loss. The fair value of the warrants is measured at issue date and each reporting date on the basis of accepted valuation models and assumptions regarding unobservable inputs used in the valuation models.

We adopted the amendment to IAS 1. Accordingly, we classified in the statement of financial position warrants as part of current liabilities based on the rights that exist at the end of the reporting period including the right to convert into equity. The amendment was applied retrospectively and as a result we reclassified warrants presented in comparative periods to current liabilities.

In December 2016, in connection with a registered direct offering, we issued warrants to purchase 9,970 of our ADSs at an exercise price of $36 per ADS. The warrants are exercisable for a period of five and half years from the date of issuance.

In March 2017, in connection with our public offering, we issued warrants to purchase 535,730 of our ADSs at an exercise price of $14 per ADS. The warrants are exercisable for a period of five years from the date of issuance.

In November 2017, in connection with a registered direct offering, we issued warrants to purchase 101,251 of our ADSs at an exercise price of $9 per ADS. The warrants are exercisable for a period of five and half years from the date of issuance.

In July 2018, in connection with an underwritten offering, we issued warrants to purchase 3,263,325 of our ADSs at an exercise price of $3.5 per ADS. The warrants were listed on Nasdaq under the symbol MDGSW. The warrants are exercisable for a period of five years from their issuance.

The fair value of the warrants was calculated according to valuation methods, and based on the following assumptions:

	December 31
	2019			2018
	Standard deviation (%)	Risk-free interest (%)	Fair value (USD thousands)	Standard deviation (%)	Risk-free interest (%)	Fair value (USD thousands)
Warrants issued November 2017	85.23%	0.32%	40	82.62%	1.46%	94
Warrants issued March 2017	84.49%	0.19%	-	91.11%	1.02%	-
Warrants issued December 2016	82.19%	0.23%	-	89.64%	1.18%	3

Financial assets at fair value through profit or loss

On June 19, 2019 the Company signed an agreement with Algomizer Ltd. (“Algomizer”) and its wholly-owned subsidiary Linkury Ltd. (together the “Algomizer Group”), for an investment of approximately $5 million in Algomizer Group (the “Investment Agreement”). The investment was subject to certain pre-conditions, which were met on September 3, 2019 (“Closing Date”). As part of the Investment Agreement:

a.	Medigus received 2,168,675 ordinary shares of Algomizer (“Algomizer Shares”).

b.	Medigus received 729,508 ordinary shares of Linkury Ltd (“Linkury Shares”).

c.	Medigus received 2,898,183 warrants to purchase 2,898,183 Algomizer shares at an exercise price of NIS 5.25 per share (“Algomizer Warrants”).

d.	Medigus’ investment in Algomizer and Linkury is based on a projection that Linkury’s net profit for 2019 will be at least NIS 15 million. In the event that Linkury’s net income is less than NIS 15 million for 2019, Medigus will be issued with additional securities in Algomizer group, adjusting the price per Algomizer group securities to the actual net profit for 2019, and compensating Medigus for the difference between the actual net profit and the target net profit for 2019 (“Reverse Earn Out”). Linkury net profit for 2019 was more than NIS 15 million.

e.	Medigus is also entitled, for a period of three years following the closing of the investment, to convert any and all of its Linkury shares into Algomizer shares with a 20% discount over the average share price of Algomizer on TASE within the 60 trading days preceding the conversion (“Conversion Right”).

f.	In the event, during the three year period following the closing of the investment, Algomizer shall issue, or under take to issue ordinary shares with a price per share or exercise per share lower NIS 4.15 (the “Reduced Per Share Purchase Price”), Algomizer shall be allocated immediately with such amounts of additional Ordinary Shares (and the Algomizer Warrant shall be adjusted accordingly) equal to the difference of (x) the amount of ordinary shares actually received by the Company under the Investment Agreement, and (y) the amount which Medigus would have otherwise received should the Reduced Per Share Purchase Price was applied (“Anti-Dilution”).

In consideration for the assets as described above Medigus:

a. Paid NIS 14,400,000 at cash (approximately USD 4,057 thousands).

b. Issued to Algomizer 333,334 ADS representing 6,666,680 ordinary shares.

c. Issued to Algomizer 333,334 warrants at an exercise price of USD 4 per ADS.

The difference between the fair value of consideration paid by the Company and the fair value of Linkury Shares, Algomizer Warrants, Reverse Earn Out, Conversion Right and Anti-Dilution was attributed to Algomizer shares which accounted for using the equity method.

The following table presents the level 3 fair value financial assets as of December 31, 2019:

December 31,
2019
Level 3
USD in thousands

Linkury’s shares	2,637
Algomizer Warrants	71
Reverse earn-out	0
Conversion Right	619
Anti-dilution	289
3,616

Valuation processes of the financial assets (for details, see Note 4 to our financial statements for the year ended December 31, 2019):

Linkury shares - the Company used the Discounted Cash Flow (DCF) model for a period of 7 years, using the following principal assumptions: weighted average cost of capital (WACC) – 20.9%. The asset amount is adjusted at each balance sheet date based on the then relevant assumptions. A shift of the WACC by +/- 5% results in a change in fair value of Linkury shares of $55 thousands.

Algomizer warrants - the Company used the Black-Scholes model, using the following principal assumptions: expected volatility of 34.74%, risk-free interest of 0.24%, expected term of 3 years following the grant date. The asset amount is adjusted at each balance sheet date based on the then relevant assumptions, until the earlier of full exercise or expiration. For details, see Note 4.

Anti-dilution - the Company used the Black-Scholes model, using the following principal assumptions: 25% probability for the occurrence of an anti-dilution event, expected volatility of 34.74%, risk-free interest of 0.24%, expected term of 3 years following the issuance date. An increase of the probability for the occurrence of anti-dilution event by 10% would have increased the fair value of Anti-dilution by $116 thousands. For details, see Note 4.

Reverse earn out - the Company used the Monte Carlo model for a period of 0.32 years following the grant date, using the following principal assumptions: expected volatility 22.9%, risk-free interest 0.12%. For details, see Note 4.

Conversion right - the Company used the Monte Carlo method for a period of 3 years following the grant date, using the following principal assumptions: expected volatility 34.74%, risk-free interest 0.24%. For details, see Note 4.

Share-Based Compensation

We granted several equity-settled share-based compensation plans to the Company’s employees, directors and other service providers in connection with their service to the Company. The fair value of such services is calculated at the grant date and amortized to the statement of loss and other comprehensive loss during the vesting period.

The fair value of the options which was granted on October 2017, January 2019 and July 2019 was calculated using the Black and Scholes options pricing model, and based on the following assumptions:

Date of grant	Fair value on grant date (NIS in thousands)	Share price on date of grant (NIS)	Expected dividend	Expected volatility	Risk free interest	Vesting conditions	Expected term
October 2017	1,109	1.62	None	64%	1.16%	Four equal portions, following each anniversary of the grant date	6 years
January 2019	947	0.506	None	74%	1.45%	will vest in 12 equal quarterly installments over a three-year period commencing October 1, 2018	6 years
July 2019	325	0.436	None	75%	1.12%	25% will vest on the first anniversary of the grant date and 75% will vest on a quarterly basis over a period of three years thereafter	6 years

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

Overview

ScoutCam Ltd. was formed in Israel on January 3, 2019, as a wholly owned subsidiary of Medigus, and commenced operations on March 1, 2019. ScoutCam was incorporated as part of the reorganization of Medigus, which was designed to distinguish ScoutCam’s miniaturized imaging business, or the micro ScoutCam™ portfolio, from Medigus’s other operations and to enable Medigus to form a separate business unit with dedicated resources focused on the promotion of such technology. In December 2019, Medigus and ScoutCam consummated an Amended and Restated Asset Transfer Agreement, effective March 1, 2019, which transferred and assigned certain assets and intellectual property rights related to its miniaturized imaging business.

On March 1, 2019, 12 employees moved from Medigus to ScoutCam. The vast majority of these employees were from the Production and R&D departments. Therefore, their transfer caused large changes in the data of these two line items.

The following table sets forth a summary of our operating results:

	Year ended December 31,
	2019	2018	2017
	U.S. Dollars, in thousands, except per share and weighted average shares data
Revenues:
Products	188	219	467
Services	85	217	-
Other	-	-	-
	273	436	467

Cost of revenues:
Products	370	164	219
Services	85	115	-
Inventory impairment	-	328	297
	455	607	516

Gross Profit (Loss)	(182)	(171)	(49)

Research and development expenses	609	1,809	2,208
Sales and marketing expenses	326	1,354	846
General and administrative expenses	3,081	3,338	3,005
Net change in fair value of financial assets at fair value through profit or loss	92	-	-
Share of net loss of associates accounted for using the equity method	(216)	-	-
Listing expenses	(10,098)	-	-
Operating loss	(14,420)	(6,672)	(6,108)
Changes in fair value of warrants issued to investors	142	148	3,502
Financial income (expenses) in respect of deposits, bank commissions and exchange differences, net	99	(54)	54
Loss before taxes on income	(14,179)	(6,578)	(2,552)
Taxes benefit (Taxes on income)	1	(20)	7
Loss for the year	(14,178)	(6,598)	(2,545)
Other comprehensive loss for the year, net of tax	(41)	-	-
Total comprehensive loss for the year	(14,219)	(6,598)	(2,545)

Loss for the year is attributable to:
Owners of Medigus	(14,178)	(6,598)	(2,545)
Non-controlling interest	-	-	-
	(14,178)	(6,598)	(2,545)

Total comprehensive income for the period is attributable to:
Owners of Medigus	(14,219)	(6,598)	(2,545)
Non-controlling interest	-	-	-
	(14,219)	(6,598)	(2,545)

Basic loss per ordinary share(1)	(0.18)	(0.16)	(0.20)
Diluted loss per ordinary share(1)	(0.18)	(0.16)	(0.23)

Weighted average number of ordinary shares outstanding used to compute (in thousands)(1):
Basic loss per share	78,124	41,988	12,569
Diluted loss per share	78,124	41,988	12,969

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenues

Revenues for the year ended December 31, 2019 were $273,000 a decrease of $163,000, or 37%, compared to total revenues of $436,000 for the year ended December 31, 2018.

The tables below set forth our revenues, by region and by product for the periods presented:

	Year Ended December 31,
U.S. dollars; in thousands	2019		2018
United States	138	51%	315	72%
Europe	69	25%	63	14%
Asia	22	8%	36	8%
Other	44	16%	22	6%
Total	273	100%	436	100%

U.S. dollars; in thousands	2019		2018
MUSE™ system and related equipment	-	-%	44	10%
Development services	85	31%	217	50
Miniature camera and related equipment	188	69%	175	40%
Total	273	100%	436	100%

Our revenues in recent years were primarily derived from the sale of miniature camera and related equipment which we develop and manufacture and from development services. The remainder revenues relate to the sale of the MUSE™ system.

The decrease in revenues in 2019 was due to a decrease of $44,000 in revenues from MUSE™ systems, decrease of $132,000 in development services revenues, which was partially offset by an increase of $13,000 from miniature camera and related equipment revenues

The decrease in revenues from MUSE™ systems was due to our strategy to abandon the commercialization of the MUSE™ system.

The increase in revenues from miniature camera and related equipment was primarily due to an overall increase in the sales of the products to occasional customers.

The decrease in revenues from services was primarily due to:

(i)	during the year ended December 31, 2018, we recorded revenues for development services provided to a customer in the amount of approximately $130,000 (see ‘Customer A’ in note 18d to our financial statements for the year ended December 31, 2019). During year ended December 31, 2019 we recorded revenues for development services provided to this customer in the amount of approximately $85,000; and

(ii)	during the year ended December 31, 2018, we recorded revenues for development services provided to a customer in the amount of approximately $87,000 (see ‘Customer B’ in note 18d to our financial statements for the year ended December 31, 2019). We did not receive any revenue from development services from this customer during the year ended December 31, 2019.

Cost of revenues and inventory impairment

Cost of revenues for the year ended December 31, 2019 were $455,000, a decrease of $152,000, or 25%, compared to cost of revenues and inventory impairment of $607,000 for the year ended December 31, 2018. The decrease was primarily due to the decrease in inventory impairment of $328,000 partially offset by the increase in cost of revenues of $176,000. During the year ended December 31, 2018 we recognized inventory impairment due to the Company’s decision to terminate distribution agreements and due to our strategy to abandon the commercialization of the MUSE™ system.

The increase in cost of revenues was due to:

a)	changes in products and services mix; and

b)	increase in payroll expenses and allocation of other expenses, as result of the Reorganization (as described under “Overview”) and allocating employees salaries from research and development line item to the cost of revenues line item due to the nature of their current work.

Gross Loss

Gross loss for the year ended December 31, 2019 was $182,000, an increase of $11,000 compared to gross loss of $171,000 for the year ended December 31, 2018. The increase was primarily due to the decrease in revenues partially offset by the decrease in cost of revenues and inventory impairment, as mentioned above.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2019, were $609,000, a decrease of $1,200,000, or 66%, compared to $1,809,000 for the year ended December 31, 2018. The decrease was primarily due to the decision of the company to cease the MUSE™ operation which resulted mainly by decrease on salary expenses, acquisition of materials and services rendered to the company for research and development activities.

Sales and Marketing Expenses

Sales and marketing expenses for the year ended December 31, 2019, were $326,000, a decrease of $1,028,000, or 76%, compared to $1,354,000 for the year ended December 31, 2018. The decrease was primarily due to the decision to abandon the strategy to commercialize the MUSE™ system which resulted in a decrease on payroll expenses and reduction of our marketing activities.

General and Administrative Expenses

General and Administrative expenses for the year ended December 31, 2019, were $3,081,000, a decrease of $257,000, or 8%, compared to $3,338,000 for the year ended December 31, 2018. The decrease was primarily due to a decrease in professional services in connection with issuance expenses which were attributed to the warrants classified as liabilities and therefore allocated directly to the consolidated statement of loss and other comprehensive loss on the year ended December 31, 2018, partially offset by increase in professional services due to:

a.	Stock-based compensation in connection with options granted to the new directors and new CEO.

b.	Appointment of CEO.

c.	Hiring new financial consultants.

d.	Increase on PR activities.

Net change in fair value of financial assets at fair value through profit or loss

On June 19, 2019 the Company signed an agreement with Algomizer Ltd. (“Algomizer”) and its wholly-owned subsidiary Linkury Ltd. (together the “Algomizer Group”), for an investment of approximately $5 million in Algomizer Group (the “Investment Agreement”). The investment was subject to certain closing conditions, which were met on September 3, 2019 (“Closing Date”). As part of the Investment Agreement:

a.	Medigus received 2,168,675 ordinary shares of Algomizer (“Algomizer Shares”).

b.	Medigus received 729,508 ordinary shares of Linkury Ltd (“Linkury Shares”).

c.	Medigus received 2,898,183 warrants to purchase 2,898,183 Algomizer shares at an exercise price of NIS 5.25 per share (“Algomizer Warrants”).

d.	Medigus’ investment in Algomizer and Linkury is based on a projection that Linkury’s net profit for 2019 will be at least NIS 15 million. In the event that Linkury’s net income is less than NIS 15 million for 2019, Medigus will be issued with additional securities in Algomizer group, adjusting the price per Algomizer group securities to the actual net profit for 2019, and compensating Medigus for the difference between the actual net profit and the target net profit for 2019 (“Reverse Earn Out”). Linkury net profit for 2019 was more than NIS 15 million.

e.	Medigus is also entitled, for a period of three years following the closing of the investment, to convert any and all of its Linkury shares into Algomizer shares with a 20% discount over the average share price of Algomizer on TASE within the 60 trading days preceding the conversion (“Conversion Right”).

f.	In the event, during the three year period following the closing of the investment, Algomizer shall issue, or undertake to issue ordinary shares with a price per share or exercise per share lower than NIS 4.15 (the “Reduced Per Share Purchase Price”), Algomizer shall be allocated immediately with such amounts of additional Ordinary Shares (and the Algomizer Warrant shall be adjusted accordingly) equal to the difference of (x) the amount of ordinary shares actually received by the Company under the Investment Agreement, and (y) the amount which Medigus would have otherwise received should the Reduced Per Share Purchase Price was applied (“Anti-Dilution”).

Linkury Shares, Algomizer Warrants, Reverse Earn Out, Conversion Right and Anti-Dilution are classified as financial assets through profit and loss and measured at fair value through profit or loss at each balance sheet date based on the then relevant assumptions, until the earlier of full exercise or expiration. On year ended December 31,2019 we recognized income of $92,000 from net change in fair value of this financial assets.

Share of net loss of accounted for using the equity method

As described above we invest at Algomizer and received 2,168,675 ordinary shares of Algomizer. This investment accounted for using the equity method. Share of net loss of accounted for using the equity method we recognized at year ended December 31, 2019 was $216,000.

Listing expenses

The reverse recapitalization transaction conducted at ScoutCam Ltd.’s level was accounted for in the consolidated financial statement of the Company as a transaction with non-controlling interest in which the Company consolidated Intellisense’s net assets in consideration equal to the fair value of the shares Intellisense had to issue to Medigus as part of the reverse recapitalization transaction. The fair value could not be determined based on Intellisense’s stock market value since the trading volume of Intellisense’s common stock was nil. Therefore, the Company determined the fair value of the transaction based on the pre-money valuation of Intellisense which was taken into account as part of the Issuance of Units to External Investors. Accordingly, an amount of $10,098,000 was listed in the consolidated statement of loss and comprehensive loss as listing expenses.

Operating loss

We incurred an operating loss of $14,420,000 for the year ended December 31, 2019, an increase of $7,748,000, or 116%, compared to operating loss of $6,672,000 for the year ended December 31, 2018. The increase in operating loss was due to listing expenses at an amount of $10,098,000 and share of net loss accounted for using the equity method at an amount of $216,000, partially offset by $1,200,000 decrease in research and development expenses, $1,028,000 decrease in sales and marketing expenses, $257,000 decrease in administrative and general expenses and $92,000 profit from net change in fair value of financial assets at fair value through profit or loss.

Change in Fair Value of Warrants Issued to Investors

Profit from change in the fair value of warrants issued to investors for the year ended December 31, 2019, was $142,000, a decrease of $6,000, compared to profit of $148,000 for the year ended December 31, 2018.

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

Financial income (expenses) in respect of deposits, bank commissions and exchange differences, net

Finance income, net for the year ended December 31, 2019, was $99,000 an increase of $153,000, compared to finance expenses of $54,000 for the year ended December 31, 2018.

Loss for the year

We incurred loss of $14,178,000 for the year ended December 31, 2019, an increase of $7,580,000, or 115%, compared to loss of $6,598,000 for the year ended December 31, 2018. The increase was primarily due to $7,748,000 increase in operating loss partially offset by $147,000 increase in finance income, net.

Year ended December 31, 2018 compared to year ended December 31, 2017

The discussion and analysis regarding the results of operations from the fiscal years ended December 31, 2018 and December 31, 2017 is contained in our annual report on Form 20-F, filed with the SEC, on March 28, 2019.

Effective Corporate Tax Rate

Our effective consolidated tax rate for the years ended December 31, 2019 and 2018 was almost zero percent (0%), primarily due to the fact that the Company and ScoutCam Ltd. did not record deferred tax asset in connection with the losses incurred in Israel, since it is not probable that we will be able to utilize such losses in the foreseeable future against taxable income.

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

Liquidity

During the year ended December 31, 2019, we incurred a total comprehensive loss of approximately $14.2 million and a negative cash flow used in operating activities of approximately $2.7 million. As of December 31, 2019, we incurred accumulated deficit of approximately $76.7 million.

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

Cash Flows

Operating Activities

Net cash used in operating activities for the year ended December 31, 2019 was $2,695,000, a decrease of $1,527,000, compared to net cash used in operating activities of $4,222,000 for the year ended December 31, 2018.

Net cash used in operating activities for the year ended December 31, 2019, consisted primarily of loss for the year before taxes on income of $14,179,000 and increase in inventory of $819,000, partially offset by listing expenses of $10,098,000, stock-based compensation of $259,000, share of losses of associate company of $216,000, increase in other current liabilities of $88,000 and an increase in contract liability of $1,953,000.

Net cash used in operating activities for the year ended December 31, 2018, consisted primarily of loss for the year before taxes on income of $6,578,000, partially offset by issuance expenses which were attributed to the warrants classified as a financial liability and charged directly to profit or loss of $1,565,000, inventory impairment of $328,000, increase in contract liability, increase in accrued compensation expenses and an increase in other current liabilities of $396,000.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2019 was $4,119,000, a decrease of $7,606,000, compared to net cash generated from investing activities of $3,487,000 for the year ended December 31, 2018.

Net cash used in investing activities for the year ended December 31, 2019, consisted primarily of payment for acquisition of Algomizer and Linkury (see note 4 to our financial statements for the year ended December 31, 2019).

Net cash generated from investing activities for the year ended December 31, 2018, consisted primarily of withdrawal of short-term deposit.

Financing Activities

Net cash generated from financing activities for the year ended December 31, 2019 was $3,156,000, a decrease of $5,478,000, compared to net cash generated from financing activities of $8,634,000 for the year ended December 31, 2018.

Net cash generated from financing activities for the year ended December 31, 2019, consisted primarily of cash obtained in connection with a transaction with non-controlling interest of $3,202,000 (see note 4 to our financial statements for the year ended December 31, 2019).

Net cash generated from financing activities for the year ended December 31, 2018, consisted primarily of proceeds from issuance of shares and warrants and from exercise of warrants, net of issuances costs of $8,634,000.

C.	Research and Development, Patents and Licenses, etc.

Our research and development efforts are focused on continuous improvement of our products. We conduct all of our research activities in Israel.

As of December 31, 2019, our research and development team, including regulatory and quality team members, consisted of 6 employees. In addition, we work with subcontractors for the development of our products as needed. We have assembled an experienced team with recognized expertise in mechanical and electrical engineering, software, control algorithms and systems integration, as well as significant medical and clinical knowledge and expertise.

We finance our research and development activities mainly through sale of our products, capital raising and grants received from the IIA. As of December 31, 2019, we had received total aggregated grants of $2.5 million from the IIA. For further information see “Item 4. Information on the Company—B. Business Overview — Health Care Laws and Regulations—Israeli Government Programs.”

The table below set forth our research and development expenses for the periods presented:

	Year Ended December 31,
	2019	2018	2017
	(U.S. Dollars, in thousands)
Research and development expenses	$609	$1,809	2,208

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

E.	Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our known contractual obligations and commitments as of December 31, 2019:

	Total	Less than 1 year	1 – 3 years
	(U.S. Dollars, in thousands)
Car lease obligations	62	28	34
Premises leasing obligations	107	101	6
Total	169	129	40

Other Non-Current Liabilities Reflected on our Balance Sheet:

Long-term contract liabilities payments aggregated to approximately $1,800,000 as of December 31, 2019. For further details, please see note 17 to our financial statements for the year ended December 31, 2019.

Retirement benefit obligation, net aggregated to $5,000 as of December 31, 2019.

Long term lease liabilities aggregated to $33,000 as of December 31, 2019. For further details, please see note 10 to our financial statements for the year ended December 31, 2019.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the names and ages of our directors and senior management as of April 15, 2020:

Name	Age	Position(s)
Liron Carmel	36	Chief Executive Officer
Eliyahu Yoresh(1)	50	Chairman of the Board of Directors
Ronen Rosenbloom(1)(2)	48	Director
Eli Cohen(1) (2)	51	Director
Kineret Tzedef(2)	40	Director
Tatiana Yosef	37	Chief Financial Officer

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

Liron Carmel has been serving as our Chief Executive Officer since April 2019. Mr. Carmel has vast experience in business and leadership across multiple industries, including bio pharma, internet technology, oil & gas exploration & production, real estate and financial services. In addition he serves as chairman of the Israel Tennis Table Association. Mr. Carmel served as the chief executive officer and director of CannaPowder (PINK: CAPD), a bio-pharma company dedicated to developing and applying innovative technology in the cannabinoid field, from 2017 and 2018. Mr. Carmel previously served as a director of Chiron Refineries Ltd. (TASE: CHR), a company engaged in consulting and initiation of transactions in the refineries field, and as a director of Algomizer Ltd. (TASE: ALMO) which operates in the field of software development, marketing and distribution to internet users. He also served as vice president business development at Yaad Givatayim development, a municipal corporation dedicated to initiate, develop and establish projects of public importance. Prior to Yaad Givatayim, Mr. Carmel served as an investment manager and as a research and strategy analyst at Excellence Nessuah, one of the leading companies in the field of provident and advanced studies funds in Israel.

Eliyahu Yoresh has been serving as a member of our Board since September 2018 and as our Chairman of the board since February 2020. Mr. Yoresh serves as chief financial officer of Foresight Autonomous Holdings Ltd. (Nasdaq, TASE: FRSX) and Asia Group. In addition, Mr. Yoresh has served as a director of Nano Dimension Ltd. (Nasdaq, TASE: NNDM) and as a director of Geffen Biomed Investments Ltd. and Greenstone Industries Ltd. Mr. Yoresh served as the chief executive officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. Mr. Yoresh is an Israeli Certified Public Accountant. Yoresh acquired a B.A. in business administration from the Business College, Israel and an M.A. in Law Study from Bar-Ilan University, Israel.

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

Kineret Tzedef has been serving as member of our Board since June 2019. Ms. Tzedef also serves as a director of sport division and served in other positions at Hapoel Organization (Israeli Sport Federation) since 2007. Ms. Tzedef is the president of Israeli Gymnastics Federation since 2018. Ms. Tzedef serves as an external director at Chiron Refineries Ltd. (TASE: CHR), and as an external director of Biomedico Hadarim Ltd. (TASE: BIMCM). Ms. Tzedef is admitted to the Israel Bar Association since 2014. Ms. Tzedef acquired a LL.B from the Academic Center for Law and Science, Israel and a B.Ed. in Law Study from the Academic College at Wingate, Israel.

Tatiana Yosef has been serving as our Chief Financial Officer since March 22, 2019 and as Chief Financial Officer of our majority held subsidiary ScoutCam, Inc. since December 27, 2019. Ms. Yosef is a certified public accountant with many years of experience, who has served as the Company’s controller since December 2009. During 2008-2009 Ms. Yosef worked in the audit department at Kesselman& Kesselman, a member firm of PricewaterhouseCoopers International Limited. Ms. Yosef holds a Bachelor degree in Economics and Accounting from the Ben-Gurion University of the Negev.

Mr. Chris Rowland, the former chief executive officer of the Company has stepped down effective as of February 28, 2019. Following such date, the board of directors undertook Mr. Rowland’s responsibilities until the appointment of Liron Carmel as Chief Executive Officer.

On December 31, 2019, Benad Goldwasser stepped down as chairman of our board of directors in order to focus his efforts on ScoutCam where he serves as chairman of the board of directors. On February 2, 2020 our board of directors appointed Eliyahu Yoresh as chairman of the board of directors to replace Benad Goldwasser.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directions and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were appointed.

B.	Compensation

Compensation of Executive Officers

In accordance with the provisions of the Companies Law, the compensation of our directors and officer holders must generally comply with the terms and conditions of our compensation policy, as approved by our compensation committee, board of directors and general meeting of our shareholders, subject to certain exceptions under the Companies Law. Our current compensation policy was approved by our general meeting on January 9, 2019 and a subsequent amendment was approved by our general meeting on July 25, 2019.

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2019:

Name and Position	Salary(1)	Bonus	Equity-Based Compensation(2)	All other compensation(3)	Total
	U.S. Dollars in thousands
Liron Carmel Chief Executive Officer	102	46	54	-	202
Christopher (Chris) Rowland(4) Former Chief Executive Officer	72	-	56	-	128
Tatiana Yosef Chief Financial Officer	85	-	2	-	87
Minelu (Menashe) Sonnenschein(5) Former VP, Israel Operations	39	22	(7)	8	62
Eliyahu Yoresh Chairman of the Board of Directors(6)	24	-	37	-	61
Eli Cohen Director	24	-	37	-	61
Ronen Rosenbloom Director	24		37	-	61

(1)	Salary includes the office holders’ gross salary plus payment of social benefits made by us on behalf of such office holder. Such benefits may include, to the extent applicable to the office holder, payments, contributions and/or allocations for savings funds (such as managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(2)	Represents the equity-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2019, based on the option’s fair value, calculated in accordance with accounting guidance for equity-based compensation.

(3)	Includes car expenses.

(4)	Mr. Rowland stepped down from his position as the Company’s Chief Executive Officer, effective February 28, 2019. Such compensation does not reflect severance payment equal to six (6) months’ in the amount of $157,500 that was included in our financial statements for the year ended December 31, 2018.

(5)	Mr. Sonnenschein stepped down from his position as the Company’s VP Israel Operations, effective March 31, 2019.

(6)	Mr. Yoresh has been serving as a member of our Board since September 2018 and as our Chairman of the board since February 2020.

The aggregate compensation paid by us to our office holders (as defined in the Companies Law) (7 persons, including our former executive officers) for the year ended December 31, 2019 was approximately $0.6 million. This amount includes, when applicable, set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, car expenses and value of the ordinary shares underlying the options representing accounting expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

Compensation of Directors

Under the Companies Law and the rules and regulations promulgated thereunder, our directors are entitled to fixed annual compensation and to an additional payment for each meeting attended. We currently pay Mr. Ronen Rosenbloom, Ms. Kineret Tzedef and Mr. Eli Cohen an annual fee of NIS 37,115 and a per meeting fee of NIS 1,860.

We paid Prof. Benad Goldwasser, our former chairman of the board of directors, an annual fee of NIS 37,115 and a per meeting fee of NIS 2,480 as well as a monthly consultancy fee in connection with his services as chairman of the board of directors of ScoutCam Ltd., all in accordance with the director fees allowed pursuant to applicable regulations under the Companies Law, as applicable to the Company. The aggregate amount paid by us to our directors for the year ended December 31, 2019, was approximately $200 thousands.

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

On February 2, 2020, our compensation committee and board of directors approved new compensation terms for Mr. Eliyahu Yoresh in connection with his services as an active chairman of the board of directors. For his services, Mr. Yoresh shall be entitled to receive a monthly payment of NIS15,000 which shall constitute the sole and complete compensation. Mr. Yoresh will not be entitled to a per meeting fee. The aforementioned compensation terms are subject to the approval of the Company’s shareholders in accordance with the Companies Law.

Equity Based Compensation of our Executive Officers and Directors

As of April 15, 2020, options to purchase 3,524,950 of our ordinary shares were outstanding and held by current executive officers and directors (consisting of 5 persons) with an average exercise price of NIS 0.62 per ordinary share, of which, options to purchase 1,451,450 of our ordinary shares are currently exercisable or exercisable within 60 days as of April 15, 2020. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” in this annual report on Form 20-F.

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

Consulting Agreement with Mr. Carmel

On July 25, 2019, our shareholders approved that as of April 2, 2019, the Company would enter into a consulting agreement with Mr. Carmel, who serves as our Chief Executive Officer. The employment term is for an indefinite period, however the agreement may be terminated by either party by giving 60 days advance notice, or shorter periods in some cases, such as termination for “cause”. During the notice period, Mr. Carmel will be entitled to consulting fees only to the extent that he provides services to the Company during the notice period.

In accordance with the consulting agreement, Mr. Carmel is entitled to a monthly consulting fee of NIS 36,000 + VAT for 80% position and reimbursement of business expenses in accordance with our policies from time to time. In addition, Mr. Carmel may be entitled to an annual cash bonus of up to NIS 215,000 + VAT, based on a discretionary component of not more than 25% and measurable objectives to be determined by our compensation committee and approved by our board of directors for the applicable fiscal year. The annual target bonus may be reduced by our board of directors according to our financial position and Mr. Carmel’s performance, and must be returned by Mr. Carmel if it is later shown to be granted in error which shall be restated in our financial statements.

In addition, Mr. Carmel was granted with options to purchase up to 1,250,000 Ordinary Shares of the Company (the “Options”), in accordance with the following terms: (i) the Options shall vest over a period of four (4) years commencing April 1, 2019, 25% of the Options shall vest on the first anniversary (i.e., April 1, 2020), and 75% of the Options shall vest on a quarterly basis over a period of three (3) years thereafter; (ii) the term of the Options shall be of six (6) years from the date of grant, unless they have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company, (iii) unless previously exercised or cancelled, the Options may be exercised until 180 days from the date of termination of the service, (iv) the exercise price per share of the Options shall be NIS 0.59, (v) the Options’ grant shall be in accordance and pursuant to Section 102 of the Income Tax Ordinance [New Version], and (vi) the Options shall be accelerated upon the closing of a material transaction, resulting in change of control of the Company.

The agreement also includes customary covenants regarding confidentiality, IP assignment, non-competition and non-solicitation.

Employment Agreement with Mr. Rowland

On September 29, 2013, our shareholders approved that as of October 1, 2013, our subsidiary, Medigus U.S., would enter into an employment agreement with Mr. Rowland, who served as our Chief Executive Officer and carried out his work from Medigus U.S.’s office in California, USA until February 28, 2019. In accordance with his employment agreement, Mr. Rowland was entitled to an annual base salary of $315,000.

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

Under our articles of association, our board of directors must consist of at least three and not more than 12 directors, not including two external directors appointed as required under the Companies Law. Our board of directors currently consists of four members, none of which are external directors, including our chairman of the board of directors, which is also appointed by the general meeting of our shareholders. Our directors are nominated by our independent directors and elected at the annual general meeting of our shareholders by a simple majority. Because our ordinary shares do not have cumulative voting rights in the election of directors, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors. The general meeting of our shareholders may resolve, at any time, by an ordinary majority resolution prior to the termination of his respective term of service and it may appoint another director in his place, provided that the director was given a reasonable opportunity to state his case before the general meeting.

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

Each of the members of the audit committee is required to be “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members. Our board of directors has determined that each member of our audit committee is independent as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended.

Audit committee role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the Nasdaq Rules, which include, among others:

●	retaining and terminating our independent auditors, subject to the ratification of the board of directors, and in the case of retention, to that of the shareholders;

●	pre-approving of audit and non-audit services and related fees and terms, to be provided by the independent auditors;

●	overseeing the accounting and financial reporting processes of our company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

●	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

●	recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor.

●	reviewing with our general counsel and/or external counsel, as deem necessary, legal and regulatory matters that could have a material impact on the financial statements;

●	identifying irregularities in our business administration, inter alia, by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors; and

●	reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the company and officers and directors, or affiliates of officers or directors, or transactions that are not in the ordinary course of the company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law.

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

Compensation Committee

Our compensation committee is currently comprised of Mr. Ronen Rosenbloom, Mr. Eli Cohen and Ms. Kineret Tzedef. Mr. Ronen Rosenbloom acts as the chairperson of our compensation committee.

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

Compensation policy

Under the Companies Law, companies incorporated under the laws of the State of Israel, whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as us, are required to adopt a policy governing the compensation of “office holders” (as defined in the Companies Law). Following the recommendation of our compensation committee and approval by our board of directors, our shareholders approved our current compensation policy at our special general meeting of shareholders held on January 9, 2019 as well as certain amendments to the policy approved by our shareholders on July 25, 2019. Our compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either:

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

Approval of private placements

Under the Companies Law and the regulations promulgated thereunder, a private placement of securities does not require approval at a general meeting of the shareholders of a company; provided however, that in special circumstances, such as a private placement completed in lieu of a special tender offer (See “Item 10. Additional Information —Memorandum and Articles of Association—Acquisitions under Israeli law”) or a private placement which qualifies as a related party transaction (See “Item 6. Directors, Senior Management and Employees —C. Board Practices—Fiduciary duties and approval of specified related party transactions and compensation under Israeli law”), for which approval at a general meeting of the shareholders of a company is required.

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

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by law. Our compensation committee, the board of directors and our shareholders have approved on March 6, 2019, March 28, 2019 and July 25, 2019, respectively, a new directors’ and officers’ liability insurance policy.

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

Number of Employees

As of December 31, 2019, we employed 20 employees in Israel including those employed by our indirect subsidiary ScoutCam Ltd.

As of April 15, 2020, we employed 3 employees and CEO as consultant in Israel.

Distribution of Employees

The following is the distribution of our employees (including those employed by our indirect subsidiary ScoutCam Ltd.) by areas of engagement and geographic location:

	As of December 31,
	2019	2018	2017
Numbers of employees by category of activity
Management and administrative	4	6	6
Research and development	4	6	6
Operations	6	6	6
Sales and marketing	1	3	3
Production	5	6	6
Total workforce	20	27	27

Numbers of employees by geographic location
Israel	20	26	26
United States	-	1	1
Total workforce	20	27	27

Numbers of employees by employer
Medigus Ltd.	3	26	26
Medigus LLC.	-	1	1
ScoutCam Ltd.	17	-	-
	20	27	27

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

Share ownership by Directors and Executive Officers

For information regarding ownership of our ordinary shares by our directors and executive officers, see Item 7.A “Major Shareholders and Related Party Transactions ― Major Shareholders.”

2013 Share Option and Incentive Plan

In August 2013, our board of directors approved and adopted our 2013 Share Option and Incentive Plan, or the Plan, which expires in August 2023. The Plan provides for the issuance of shares and the granting of options, restricted shares, restricted share units and other share-based awards to employees, directors, officers, consultants, advisors, and service providers of us and Medigus U.S. The Plan provides for awards to be issued at the determination of our board of directors in accordance with applicable law.

As of April 15, 2020, there were 4,276,380 ordinary shares reserved under the Plan and 2,723,620 ordinary shares issuable upon the exercise of awards issued under the Plan:

Grant date	Number of options outstanding – April 15, 2020	exercise price per one ordinary share (NIS)	Number of shares issuable upon the exercise	Expiration date
July 2014	880,000	53.7	8,800	July 17, 2020
December 2015	170,800	20.5	17,080	December 29, 2021
October 2017	4,380,000	1.62	438,000	October 17, 2023
January 2019	2,562,500	0.59	2,562,500	January 4, 2025
July 2019	1,250,000	0.59	1,250,000	July 1, 2025

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 15, 2020 (unless otherwise noted below), the beneficial ownership of our ordinary shares by:

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of March April 15, 2020, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based 82,598,738 ordinary shares outstanding as of April 15, 2020.

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

As of April 15, 2020, there was one shareholder of record of our ordinary shares, which was located in Israel. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as the shares of all shareholders for a publicly traded company such as ours which is listed on the Tel Aviv Stock Exchange are recorded in the name of our Israeli share registrar, Bank Hapoalim Registration Company Ltd.

Unless otherwise noted below, each beneficial owner’s address is Medigus Ltd., Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel.

Our principal shareholders do not have different or special voting rights.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Principal Shareholders
Algomizer Ltd. (1)	13,333,336	14.94%
Kfir Zilberman(2)	6,757,920	8.04%

Directors and executive officers
Kineret Tzedef	-	-
Liron Carmel	*	*
Ronen Rosenbloom	*	*
Eliyahu Yoresh	*	*
Eli Cohen	*	*
Tatiana Yosef	*	*

All directors and executive officers as a group (six persons)(3)	1,648,064	1.96%

*	less than 1%.

(1)	Based solely upon, and qualified in its entirety by reference to Schedule 13G filed with the SEC on April 13, 2020, by Algomizer Ltd. Includes (i) 6,666,668 ordinary shares underlying 333,334 ADSs held by Algomizer Ltd.; (ii) 6,666,668 ordinary shares underlying warrants to purchase 333,334 ADSs held by Algomizer Ltd.

(2)	Based solely upon, and qualified in its entirety with reference to, Schedule 13D/A filed with the SEC on September 25, 2018, by Kfir Zilberman and L.I.A. Pure Capital Ltd. Includes (i) 670,000 ordinary shares held by L.I.A Pure Capital Ltd., (ii) 4,433,920 ordinary shares underlying 221,696 ADSs held by L.I.A Pure Capital Ltd., (iii) 154,000 ordinary shares underlying 7,700 ADSs held by Kfir Silberman Ltd., and (iv) 1,500,000 ordinary shares underlying 75,000 Series C Warrants held by L.I.A. Pure Capital. Kfir Zilberman is the controlling person of L.I.A. Pure Capital. The address of Mr. Zilberman and L.I.A. Pure Capital Ltd. is 20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916.

(3)	Consists of 196,614 ordinary shares and options to purchase 1,451,450 ordinary shares currently exercisable or exercisable within 60 days as of April 15, 2020.

Significant Changes in Percentage Ownership by Major Shareholders

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years have been: (i) the increase in the percentage of ownership held by Orbimed Israel GP Ltd. above 5% as of 2013 and 2014, and the decrease in the percentage of ownership in 2015, 2016 and in 2017; (ii) the increase in the percentage of ownership held by Migdal Insurance & Financial Holdings Ltd. above 5% as of 2014 and the decrease in the percentage of ownership in 2015, 2016 and in 2017 below 5%; (iii) the increase in the percentage of ownership held by Senvest Management LLC above 5% as of 2013, 2014, 2015 and 2016, and the decrease in the percentage of ownership in 2017 below 5%; (iv) the increase in the percentage of ownership held by Oren Dan above 5% as of 2012, and the decrease in the percentage of ownership in 2013, 2014, 2015, 2016 and 2017 below 5%; (v) the increase in the percentage of ownership held by Armistice Capital Master Fund Ltd. above 5% as of 2014, and the decrease in the percentage of ownership in 2015, 2016 and 2017 below 5%; (vi) the increase in the percentage of ownership held by Sabby Healthcare Master Fund Ltd. and Sabby Volatility Warrant Master Fund, Ltd. above 5% as of 2016, 2017 and 2018, and the decrease in the percentage of ownership in 2018 below 5%; (vii) the increase in the percentage of ownership held by Empery Asset Management LP above 5% as of 2016 and 2017, and the decrease in the percentage of ownership in 2018 below 5%; (viii) the increase in the percentage of ownership held by L.I.A. Pure Capital Ltd. above 5% as of 2018; and (ix) the increase in the percentage of ownership held by Algomizer Ltd. above 5% as of 2019.

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

Our compensation committee approved on December 23, 2019, a new directors’ and officers’ liability insurance policy. The new directors’ and officers’ liability insurance policy providing total coverage of $8 million for the benefit of all of our directors and officers, in respect of which we are charged a twelve-month premium of $410,000, and which includes a deductible of up to $250,000 per claim, other than securities related claims filed in the United States or Canada, for which the deductible will not exceed $1,500,000. The aforementioned policy covers us as well as ScoutCam Inc. with the premium costs allocated between Medigus and ScoutCam Inc.

In addition, at general meeting of our shareholders held on July 25, 2019, our shareholders approved our compensation policy, which determines, among others, that we may provide our directors and officers, including those serving in any of our subsidiaries from time or time and those who are controlling shareholders, with liability insurance policies provided that the engagement is in the ordinary course of business, in market terms and is not expected to materially influence our profits, properties and undertakings. The coverage limit is of up to $30 million per occurrence and for the insurance period (additional coverage for legal expenses not included), provided that the annual premium will not exceed $500,000 and that the deductible (except for extraordinary matters as prescribed in the insurance policy, such as lawsuits against the Company pursuant to securities laws and/or lawsuits to be filed in the US/Canada) will not exceed $1,000,000 per occurrence.

Medigus and ScoutCam Ltd. entered into an Intercompany Services Agreement, as of May 30, 2019 providing for provision of services by Medigus to ScoutCam Ltd. On April 19, 2020, Medigus and ScoutCam Ltd. amended and rested the agreement such that ScoutCam Ltd. shall provide Medigus with services, including usage of ScoutCam Ltd. office space in consideration for a fee determined based on the actual usage by Medigus.

On December 1, 2019, Medigus and ScoutCam Ltd. (ScoutCam) consummated a certain Amended and Restated Asset Transfer Agreement, effective March 1, 2019, which transferred and assigned certain assets and intellectual property rights related to its miniaturized imaging business (A&R Transfer Agreement), and a patent license. Under the A&R Transfer Agreement, we transferred two patent families in exchange for a license in connection with the marketing and sale of the Medigus Ultrasonic Surgical Endostapler. In addition, we granted to ScoutCam a license to access, use, improve, develop, market and sell licensed intellectual property, including the right to any future versions, enhancements, improvements and derivative works of such licensed intellectual property in connection with the development and commercialization of the ScoutCam miniature video technology.

On May 1, 2019, we entered into a consulting agreement with L.I.A Pure Capital Ltd. or Pure Capital, a company owned by Kfir Zilberman for the provision of business development and strategic consulting services, including ongoing consulting to the company, its management and its chief executive officer in the fields of M&A and investment activities. In consideration for its services, Pure Capital is entitled to a monthly fee of NIS 40,000 (approximately $11,500), a finder’s fee of 5% of any investment of equity or debt introduced by him to the company and reimbursement of expenses of up to $1,000 per month. In connection with the transaction between Medigus and Algomizer, Pure Capital received a finder’s fee of $125,000.

On March 6, 2019, March 28, 2019 and July 25, 2019 our compensation committee, board of directors and shareholders, respectively, have approved to amend, the framework for the liability insurance policy we provide our directors and officers. Under the amendment the coverage limit of the liability insurance policy is of up to $30 million per occurrence and for the insurance period (additional coverage for legal expenses not included), provided that the annual premium will not exceed $500,000.

On April 19, 2020, we entered an Asset Transfer Agreement, effective January 20, 2020, with our majority owned subsidiary GERD IP, Inc. Pursuant to the Asset Transfer Agreement, we transferred certain of our patents in consideration for seven (7) capital notes issued to us by GERD IP, Inc., of $2,000,000 each.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Export Sales

The following table presents total export sales for each of the fiscal years indicated (USD, in thousands):

	For the year ended December 31,
	2019	2018	2017
Total export sales*	242	424	445
as a percentage of total revenues	89%	97%	95%

*	Export sales, as presented, are defined as sales to customers located outside of Israel.

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

Our authorized share capital consists of 250,000,000 ordinary shares, par value NIS 1.00 per share. As of April 15, 2020, we had 82,598,738 ordinary shares issued and outstanding. All of our outstanding ordinary shares have been fully paid and non-assessable. Holders of paid-up ordinary shares are entitled to participate equally in the payment of dividends and other distributions and, in the event of liquidation, in all distributions after the discharge of liabilities to creditors. Our ordinary shares are not redeemable.

Options

As of April 15, 2020, options to purchase an aggregate of 4,276,380 ordinary shares have been granted under our share option plans. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” in this annual report on Form 20-F.

Warrants

As of April 15, 2020, the following warrants are outstanding:

●	Unregistered warrants to purchase an aggregate of 990 ADSs at an exercise price per ADS of $57.50. These warrants expire on September 8, 2021.

●	Unregistered warrants to purchase an aggregate of 10,469 ADSs at an exercise price per ADS of $36. These warrants expire on June 6, 2022.

●	Unregistered warrants to purchase an aggregate of 998 ADSs at an exercise price per ADS of $29.48. These warrants expire on December 6, 2021.

●	Warrants to purchase an aggregate of 535,730 ADSs at an exercise price per ADS of $14. These warrants expire on March 29, 2022.

●	Warrants to purchase an aggregate of 37,501 ADSs at an exercise price per ADS of $17.5. These warrants expire on March 29, 2022.

●	Unregistered warrants to purchase an aggregate of 101,251 ADSs at an exercise price per ADS of $9. These warrants expire on May 27, 2023.

●	Unregistered warrants to purchase an aggregate of 14,177 ADSs at an exercise price per ADS of $10. These warrants expire on November 24, 2022.

●	Warrants to purchase an aggregate of 3,263,325 ADSs at an exercise price per ADS of $3.50. These warrants expire on July 18, 2023.

●	Unregistered warrants to purchase an aggregate of 198,637 ADSs at an exercise price per ADS of $4.375. These warrants expire on July 18, 2023.

●	Unregistered warrant to purchase an aggregate of 333,334 ADSs at an exercise price per ADS of $4.00. The warrant expires on September 3, 2022.

B.	Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this annual report on Form 20-F. The information called for by this Item is set forth in Exhibit 2.5 to this annual report on Form 20-F and is incorporated by reference into this annual report on Form 20-F.

C.	Material Contracts

The following are summary descriptions of certain material agreements to which we are a party. The descriptions provided below do not purport to be complete and are qualified in their entirety by the complete agreements, which are attached as exhibits to this annual report on Form 20-F.

Amended and Restated Asset Transfer Agreement & License Agreement

On December 1, 2019, Medigus and ScoutCam Ltd. (ScoutCam) consummated a certain Amended and Restated Asset Transfer Agreement, effective March 1, 2019, which transferred and assigned certain assets and intellectual property rights related to its miniaturized imaging business (A&R Transfer Agreement), and a patent license. Under the A&R Transfer Agreement, we transferred two patent families in exchange for a license in connection with the marketing and sale of the Medigus Ultrasonic Surgical Endostapler. In addition, we granted to ScoutCam a license to access, use, improve, develop, market and sell licensed intellectual property, including the right to any future versions, enhancements, improvements and derivative works of such licensed intellectual property in connection with the development and commercialization of the ScoutCam miniature video technology.

Intellisense Securities Exchange Agreement

On September 16, 2019 we entered a securities exchange agreement with Intelllisense Solutions Inc., a Nevada corporation (Intellisense). Under the securities exchange agreement, we assigned and transferred 100% of our holdings in ScoutCam to Intellisense in exchange for common stock of Intellisense representing 60% of its issued and outstanding share capital as of the closing of the securities exchange agreement. In addition, in the event that ScoutCam meets certain sales targets within the first three years following the closing of the securities exchange agreement, we will receive additional stock of Intellisense representing 10% of its outstanding share capital calculated as of the closing. Subsequently, Intellisense changed its name to ScoutCam Inc., effective December 31, 2019.

Algomizer Group Investment Agreement

On September 3, 2019 we consummated an investment agreement in Algomizer Ltd. (Algomizer) and its wholly owned subsidiary Linkury Ltd. (Algomizer Group), for an aggregate investment of $5,000,000. The investment agreement contains customary provisions and warranties, and provides for us to invest NIS 5.4 million directly in Algomizer, which engages in internet advertising and whose shares are traded on the Tel Aviv Stock Exchange. The investment will be made at a price per Algomizer share of NIS 4.15. We invested an additional NIS 9 million through a direct acquisition of the shares of Linkury from Algomizer, at a company valuation of Linkury of approximately NIS 96 million. We will further invest an additional $1 million in Algomizer through equity exchange by issuing Algomizer American Depositary Shares (ADRs) at a price of $3 per ADR in consideration for Algomizer shares based on a price per Algomizer share of NIS 4.15. In addition, we issued Algomizer warrants to purchase our ADRs in an amount equal to the ADRs issued to Algomizer, at an exercise price of $4 per ADR.

MUSE™ Licensing and Sale Agreement, dated June 3, 2019

On June 3, 2019, we entered into a Licensing and Sale Agreement with Shanghai Golden Grand-Medical Instruments Ltd. (Golden Grand) for the know-how licensing and sale of good relating to the Medigus Ultrasonic Surgical Endostapler (MUSE™) system in China, Hong Kong, Taiwan and Macao. Under the agreement, we committed to provide a license, training services and goods to Golden Grand in consideration for $3,000,000 to be paid to us in four milestone based installments. The final milestone shall be completed and the final installment paid upon completion of a MUSE™ assembly line in China.

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

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax on their taxable income at the rate of 23% of a company’s taxable income as of 2019 tax year. However, the effective tax rate payable by a company that derives income from a Benefited Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate.

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

We applied for tax benefits as a “Benefited Enterprise” with 2005 as a “Year of Election”. In addition, the Company elected that years 2009 and 2012 be “years of election” for expansion of the benefited enterprise. We may be entitled to tax benefits under this regime once we are profitable for tax purposes and subject to the fulfillment of all the relevant conditions. If we do not meet these conditions, the tax benefits may not be applicable which would result in adverse tax consequences to us. Alternatively, and subject to the fulfillment of all the relevant conditions, we may elect in the future to irrevocably waive the tax benefits available for Benefited Enterprise and claim the tax benefits available to Preferred Enterprise under the 2011 Amendment (as detailed below).

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

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” (an enterprise for which, among others, total consolidated revenues of its parent company and all subsidiaries exceed NIS 10 billion) and will thereby enjoy a reduced corporate tax rate of 6% on Preferred Technology Income regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technology Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

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

Taxation of Our Shareholders

Capital Gains

Capital gain tax is imposed on the disposition of capital assets by an Israeli resident, and on the disposition of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli Income Tax Ordinance of 1961 (New Version) (the “Ordinance”) distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli Consumer Price Index or CPI between the date of purchase and the date of disposition. Inflationary Surplus is not subject to tax in Israel.

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

Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% as of 2018 and thereafter.

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

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held is obliged, subject to the above-mentioned exemptions, to withhold tax upon the sale of securities from the Real Capital Gain at the rate of up to 25% with respect to an individual, or at a rate of corporate tax with respect to a corporation (23% in 2018 and thereafter).

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% as of 2018 on annual income exceeding a certain threshold (NIS 649,560 for 2019, which amount is linked to the annual change in the CPI), including, but not limited to income derived from, dividends, interest and capital gains.

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

Our interest rate risk exposure is in respect to bank deposits, which expose us to risk due to change in fair value interest rates. As of December 31, 2019, these deposits carried relatively low interest rates and under these low interest rates, reasonable changes in interest rates are expected have negligible impact on the fair value of these assets.

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

The form of the deposit agreement for the ADSs and the form of American Depositary Receipt (ADR) that represents an ADS as filed as exhibits to the Company’s registration statement on Form F-6 with the SEC on May 7, 2015. Copies of the deposit agreement are available for inspection at the principal office of the Bank of New York Mellon, located at 101 Barclay Street, New York, New York 10286, and at the principal office of our custodian Bank Hapoalim B.M., 104 Hayarkon Street, Tel Aviv 63432, Israel.

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

Based on our evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d) - 15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report on Form 20-F were not effective at such reasonable assurance level, due to the material weakness discussed below.

(b) Management report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Based on the framework in Internal Control - Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting as of December 31, 2019 was not effective due to the material weakness described below.

In connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2019, we have identified a material weakness in our internal control over financial reporting in relation to complex accounting matters, including for the reverse recapitalization transaction conducted with regard to ScoutCam Ltd. which was accounted for in our consolidated financial statements as a transaction with non-controlling interest. The cause of this material weakness was due to the complexities of the accounting treatment, which required additional qualified accounting personnel with an appropriate level of experience, and additional controls in the period-end financial reporting process commensurate with the complexity of the matters. Accordingly, we have determined that this control deficiency constituted a material weakness in our internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in our internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our consolidated financial statements would not be prevented or detected on a timely basis. This deficiency could result in additional misstatements to our consolidated financial statements that would be material and would not be prevented or detected on a timely basis.

We are evaluating and implementing additional procedures in order to remediate this material weakness, however, we cannot assure you that these or other measures will fully remediate the material weakness in a timely manner.

(c) Attestation Report of the Registered Public Accounting Firm

Not applicable.

(d) Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31, 2019		Year Ended December 31, 2018
	(USD in thousands)
Audit fees(1)	65	*	144
Tax Fees(2)	6		20
Total	71		164

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

(2)	Represents fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

*	In addition to the amount mentioned above, the total audit fee amounts that ScoutCam Inc. was billed by its independent accountants, Kesselman & Kesselman, an independent registered public accounting firm, a member firm of PricewaterhouseCoopers International Limited, related to the year ended December 31, 2019 was USD 160,250.

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

Nasdaq Stock Market Listing Rules and Home Country Practices

As a foreign private issuer, we are permitted to follow Israeli corporate governance practices instead of Nasdaq Marketplace rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. We rely on this “foreign private issuer exemption” with respect to the following items:

●	Quorum. While the Marketplace Rules of the Nasdaq Stock Market require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles of Association provide that a quorum of two or more shareholders holding at least 10% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our Articles of Association with respect to an adjourned meeting consists of any number of shareholders present in person or by proxy.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Companies Law, and the regulations promulgated thereunder, which require the approval of the audit committee, the compensation committee, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Listing Rules of the Nasdaq Stock Market.

●	Equity Compensation Plans. We do not necessarily seek shareholder approval for the establishment of, and amendments to, stock option or equity compensation plans (as set forth in Nasdaq Listing Rule 5635(c)), as such matters are not subject to shareholder approval under Israeli law. We will attempt to seek shareholder approval for our stock option or equity compensation plans (and the relevant annexes thereto) to the extent required in order to ensure they are tax qualified for our employees in the United States. However, even if such approval is not received, then the stock option or equity compensation plans will continue to be in effect, but we will not be able to grant options to our U.S. employees that qualify as Incentive Stock Options for U.S. federal tax purpose. Our stock option or other equity compensation plans are also available to our non-U.S. employees, and provide features necessary to comply with applicable non-U.S. tax laws.

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

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Medigus Ltd. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of loss and other comprehensive loss, of changes in equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors with respect to the consolidated financial statements as of and for the year ended December 31, 2019, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We did not audit the financial statements of Algomizer Ltd., a 8% equity investment of the Company, as of and for the year ended December 31, 2019, which is reflected in the consolidated financial statements of the Company as an equity method investment of $1,149 thousand as of December 31, 2019 and loss from equity investment of $216 thousand for the year then ended. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Algomizer Ltd. as of and for the year ended December 31, 2019, is based solely on the report of the other auditors.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1(b) to the consolidated financial statements, the Company has suffered recurring losses from operations and has cash outflows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

As discussed in note 2(q) to the consolidated financial statements, the Company changed the manner in which it accounts for liabilities in 2019.

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

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member firm of PricewaterhouseCoopers International Limited

Tel - Aviv, Israel

April 21, 2020

We have served as the Company’s auditor since 1999.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Algomizer Ltd.

Opinion on the Financial Statements

We have audited the consolidated statements of financial position of Algomizer Ltd. and its subsidiaries (the “Company”) as of December 31, 2019 and September 4, 2019, the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flow for the period from September 4, 2019 through December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and September 4, 2019 and the results of its operation and its cash flow for the period from September 4, 2019 through December 31, 2019, in conformity International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

April 21, 2020

(Concluded) - 1

MEDIGUS LTD.

CONSOLIDATED BALANCE SHEETS

		December 31,
	Note	2019	2018	2017
		USD in thousands

Assets

CURRENT ASSETS:
Cash and cash equivalents	6	7,036	10,625	2,828
Short-term deposit		-	-	3,498
Accounts receivables – trade		22	24	18
Inventory	8	900	81	180
Other current assets	7	321	404	290
		8,279	11,134	6,814

NON-CURRENT ASSETS:
Inventory	8	-	-	260
Property and equipment, net	9	137	105	136
Right-of-use assets, net	10	153	-	-
Investments accounted for using the equity method	4	1,149	-	-
Financial assets at fair value through profit or loss	4,5	3,616	-	-
		5,055	105	396

TOTAL ASSETS		13,334	11,239	7,210

The accompanying notes are an integral part of these consolidated financial statements.

(Concluded) - 2

MEDIGUS LTD.

CONSOLIDATED BALANCE SHEETS

		December 31,
	Note	2019	2018	2017
		USD in thousands
Liabilities and equity

CURRENT LIABILITIES :
Accounts payables - trade	12	75	190	190
Lease liabilities	10	119	-	-
Warrants at fair value	5, 2r	1,459	1,601	559
Contract liability	17b	502	231	61
Accrued compensation expenses		607	588	506
Other current liabilities	12	603	353	200
		3,365	2,963	1,516

NON-CURRENT LIABILITIES:
Lease liabilities	10	33	-	-
Contract liability	17b	1,800	118	118
Retirement benefit obligation, net		5	79	65
		1,838	197	183

TOTAL LIABILITIES		5,203	3,160	1,699

EQUITY:	13
Share capital – ordinary shares of NIS 1.00 par value: authorized – December 31,2018 – 160,000,000 shares, December 2019 – 250,000,000 shares; issued and outstanding - December 31, 2018 – 75,932,058 shares December 31, 2019 – 82,598,738 shares		22,802	20,924	5,292
Share premium		47,873	48,942	55,040
Other capital reserves		12,492	692	330
Warrants		197	-	730
Accumulated deficit		(76,657)	(62,479)	(55,881)
Equity attributable to owners of Medigus Ltd.		6,707	8,079	5,511
Non-controlling interests	4	1,424	-	-
		8,131	8,079	5,511

TOTAL LIABILITIES AND EQUITY		13,334	11,239	7,210

The accompanying notes are an integral part of these consolidated financial statements.

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

		Year Ended December 31,
	Note	2019	2018	2017
		USD in thousands

REVENUES:	17
PRODUCTS		188	219	467
SERVICES		85	217	-
		273	436	467

COST OF REVENUES:	14
PRODUCTS		370	164	219
SERVICES		85	115	-
INVENTORY IMPAIRMENT		-	328	297
		455	607	516

GROSS LOSS		(182)	(171)	(49)
RESEARCH AND DEVELOPMENT EXPENSES	14	609	1,809	2,208
SALES AND MARKETING EXPENSES	14	326	1,354	846
GENERAL AND ADMINISTRATIVE EXPENSES	14	3,081	3,338	3,005
NET CHANGE IN FAIR VALUE OF FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	5	92	-	-
SHARE OF NET LOSS OF ASSOCIATE ACCOUNTED FOR USING THE EQUITY METHOD	4	(216)	-	-
LISTING EXPENSE	4	(10,098)	-	-
OPERATING LOSS		(14,420)	(6,672)	(6,108)

CHANGES IN FAIR VALUE OF WARRANTS ISSUED TO INVESTORS	5	142	148	3,502
FINANCIAL INCOME (EXPENSES) IN RESPECT OF DEPOSITS, BANK COMMISIOMS AND EXCHANGE DIFFERENCES, NET		99	(54)	54
FINANCING INCOME (EXPENSES), NET		241	94	3,556

LOSS BEFORE TAXES ON INCOME		(14,179)	(6,578)	(2,552)
TAXES BENEFIT (TAXES ON INCOME)	11e	1	(20)	7
LOSS FOR THE YEAR		(14,178)	(6,598)	(2,545)

OTHER COMPREHENSIVE LOSS
Items that may be reclassified to profit or loss
Share of other comprehensive income of associates accounted for using the equity method		(28)	-	-
Items that will not be reclassified to profit or loss
Share of other comprehensive income of associates accounted for using the equity method		(13)	-	-
OTHER COMPREHENSIVE LOSS FOR THE YEAR		(41)	-	-

TOTAL COMREHENSIVE LOSS FOR THE YEAR		(14,219)	(6,598)	(2,545)

Loss for the year is attributable to:
Owners of Medigus		(14,178)	(6,598)	(2,545)
Non-controlling interest		-	-	-
		(14,178)	(6,598)	(2,545)

Total comprehensive loss for the period is attributable to:
Owners of Medigus		(14,219)	(6,598)	(2,545)
Non-controlling interest		-	-	-
		(14,219)	(6,598)	(2,545)

BASIC LOSS PER ORDINARY SHARE	15	(0.18)	(0.16)	(0.20)
DILUTED LOSS PER ORDINARY SHARE	15	(0.18)	(0.16)	(0.23)

The accompanying notes are an integral part of these consolidated financial statements.

(Continued) - 1

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Capital and reserves attributable to owners of Medigus Ltd.
	Note	Ordinary shares	Share premium	Capital reserves from options granted	Other reserves	Capital reserves from transactions with non- controlling interest	Currency translation differences	Warrants	Accumulated deficit	Total	Non-controlling interests	Total equity
BALANCE AS OF DECEMBER 31, 2018		20,924	48,942	1,271	538	-	(1,117)	-	(62,479)	8,079	-	8,079

Loss for the period									(14,178)	(14,178)	-	(14,178)
Other comprehensive loss					(13)		(28)			(41)	-	(41)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR					(13)		(28)		(14,178)	(14,219)	-	(14,219)

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares and warrants	13(b)(4)	1,878	(1,248)					197		827	-	827
Transactions with non-controlling interest	4					11,714				11,714	1,424	13,138
Share in capital reserve of an associate						47				47	-	47
Stock-based compensation in connection with options granted to employees and service providers	13(c)			259						259	-	259
Expiration of options			179	(179)								-
TOTAL TRANSACTIONS WITH SHAREHOLDERS		1,878	(1,069)	80	-	11,761	-	197	-	12,847	1,424	14,271
BALANCE AS OF DECEMBER 31, 2019		22,802	47,873	1,351	525	11,761	(1,145)	197	(76,657)	6,707	1,424	8,131

The accompanying notes are an integral part of these consolidated financial statements.

(Continued) - 2

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Capital and reserves attributable to owners of Medigus Ltd.
	Note	Ordinary shares	Share premium	Capital reserves from options granted	Other reserves	Currency translation differences	Warrants	Accumulated deficit	Total equity
		USD in thousands
BALANCE AS OF DECEMBER 31, 2017		5,292	55,040	909	538	(1,117)	730	(55,881)	5,511

TOTAL COMPREHENSIVE LOSS FOR THE YEAR								(6,598)	(6,598)

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares and warrants	13(b)(3)	3,179	(1,823)	630					1,986
Exercise of warrant, net	13 (b)(3)	12,453	(5,430)						7,023
Stock-based compensation in connection with options granted to employees and service providers	13(c)			157					157
Expiration of options and warrants			1,155	(425)			(730)		-
TOTAL TRANSACTIONS WITH SHAREHOLDERS		15,632	(6,098)	362	-	-	(730)	-	9,166
BALANCE AS OF DECEMBER 31, 2018		20,924	48,942	1,271	538	(1,117)	-	(62,479)	8,079

The accompanying notes are an integral part of these consolidated financial statements.

(Concluded) - 3

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Capital and reserves attributable to owners of Medigus Ltd.
	Note	Ordinary shares	Share premium	Capital reserves from options granted	Other reserves	Currency translation differences	Warrants	Accumulated deficit	Total equity
		USD in thousands
BALANCE AS OF DECEMBER 31, 2016		1,189	53,817	779	538	(1,117)	1,057	(53,336)	2,927

TOTAL COMPREHENSIVE LOSS FOR THE YEAR								(2,545)	(2,545)

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares and warrants	13(b)(1)(2)	2,501	69	267					2,837
Exercise of warrant, net	13(b)(1)	1,602	626						2,228
Stock-based compensation in connection with options granted to employees and service providers	13(c)			64					64
Forfeiture and expiration of options and warrants			528	(201)			(327)		-
TOTAL TRANSACTIONS WITH SHAREHOLDERS		4,103	1,223	130	-	-	(327)	-	5,129
BALANCE AS OF DECEMBER 31, 2017		5,292	55,040	909	538	(1,117)	730	(55,881)	5,511

The accompanying notes are an integral part of these consolidated financial statements.

(Continued) - 1

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2019	2018	2017
	USD in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
CASH FLOWS USED IN OPERATIONS (see Appendix)	(2,757)	(4,253)	(4,659)
Interest received	75	42	-
Interest paid	(5)	-	-
Income tax paid	(8)	(11)	(22)
Net cash flow used in operating activities	(2,695)	(4,222)	(4,681)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for purchase of property and equipment	(62)	(11)	(9)
Payment for acquisition of associate and financial assets at fair value through profit or loss (note 4)	(4,057)	-	-
Investment in short-term deposits	-	-	(5,000)
Withdrawal of short-term deposits	-	3,498	1,500
Net cash flow generated from (used in) investing activities	(4,119)	3,487	(3,509)

CASH FLOWS FROM FINANCING ACTIVITIES:
Transaction with non-controlling interest (note 1)	3,202	-	-
Principal elements of lease liability	(46)	-	-
Proceeds from issuance of shares and warrants and from exercise of warrants, net of issuances costs	-	8,634	7,919
Net cash flow generated from financing activities	3,156	8,634	7,919

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,658)	7,899	(271)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,625	2,828	3,001
GAINS (LOSSES) FROM EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	69	(102)	98
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	7,036	10,625	2,828

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Right of use assets obtained in exchange for lease liabilities (note 10)	174	-	-
Non cash Investment agreement in the Algomizer Group and Issue of ADS (note 4)	827	-	-
Unpaid Recapitalization Transaction costs	89	-	-

The accompanying notes are an integral part of these consolidated financial statements.

(Continued) - 2

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTAL INFORMATION FOR CASH FLOW:

As of December 30, 2019
USD in thousands

Assets acquired (liabilities assumed):

Current assets excluding cash and cash equivalents	-
Current liabilities	(73)
Transaction costs	(89)
Effect on equity items	(3,040)
Cash obtained in connection with transaction with non-controlling interest	3,202

(Concluded) - 3

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

APPENDIX TO THE STATEMENTS OF CASH FLOWS:

	For the year ended December 31,
	2019	2018	2017
	USD in thousands
NET CASH USED IN OPERATIONS:
Loss for the year before taxes on income	(14,179)	(6,578)	(2,552)
Adjustment in respect of:
Depreciation	75	42	77
Net change in the fair value of financial assets at fair value through profit or loss	(92)	-	-
Changes in fair value of warrants issued to investors	(142)	(148)	(3,502)
Loss (gain) from exchange differences on cash and cash equivalents	(69)	102	(98)
Share of losses of associate company	216	-	-
Retirement benefit obligation, net	(74)	14	(12)
Interest expenses	5	-	-
Inventory impairment	-	328	297
Issuance expenses which were attributed to the warrants classified as a financial liability and charged directly to profit or loss	-	1,565	970
Listing expenses	10,098
Revaluation of and exchange differences on short-term deposits	-	-	2
Interest received	(75)	(42)	-
Stock-based compensation in connection with options granted to employees and service providers	259	157	64

CHANGES IN OPERATING ASSET AND LIABILITY ITEMS:
Decrease (increase) in accounts receivable - trade	2	(6)	3
Decrease (increase) in other current assets	83	(101)	262
Increase (decrease) in accounts payables - trade	(115)	-	(177)
Increase (decrease) in accrued compensation expenses	29	73	(32)
Increase (decrease) in contract liability	1,953	170	(132)
Increase (decrease) in other current liabilities	88	153	(38)
Decrease (increase) in inventory	(819)	18	209
NET CASH USED IN OPERATIONS	(2,757)	(4,253)	(4,659)

The accompanying notes are an integral part of these consolidated financial statements.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

a.	Medigus Ltd. (the “Company” or “Medigus”) was incorporated in Israel on December 9, 1999. Company’s registered office and principal place of business are located in Israel. The address of its registered office is P.O. Box 3030, Omer, Israel 8496500.

On July 24, 2007 the Company established a wholly owned subsidiary, MEDIGUS USA LLC (or “Medigus USA”), in the State of Delaware, USA (hereinafter - the “Subsidiary”).

Medigus USA has not been engaged in any business activities until October 2013.

On October 1, 2013, the Company and Medigus USA entered into an inter-company agreement whereby the Subsidiary provides services to the Company in consideration for a reimbursement of its costs plus a reasonable premium. In February 2019, Medigus USA LLC ceased its operations due to the termination of Chris Rowland, the Company’s previous chief executive officer.

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

On September 16, 2019, the Company entered into a Securities Exchange Agreement (the “Exchange Agreement”), with ScoutCam Inc, formally known as Intellisense Solutions Inc (“Intellisense” or “INLL”), pursuant to which the Company assigned, transferred and delivered 100% of its holdings in ScoutCam to ScoutCam Inc, in exchange for consideration consisting of shares of ScoutCam’s Inc. common stock representing 60% of the issued and outstanding share capital of ScoutCam Inc. immediately upon the closing of the Exchange Agreement (the “Closing”). For additional information, see note 4.

“Group” - the Company together with Medigus USA and ScoutCam Inc.

“Subsidiaries” – Entities under the control of the Company.

The Company currently own a minority stake in Algomizer and Linkury, which operates in the field of software development, marketing and distribution to internet users. For additional information, see note 4.

The Company has previously engaged in the development, production and marketing of the Medigus Ultrasonic Surgical Endostapler ((MUSE™) (hereinafter - “MUSE”) endoscopy system, an FDA approved system, for the treatment of gastroesophageal reflux disease (hereinafter - “GERD”). The Company is no longer maintaining efforts to commercialize the MUSE™ System and rather are pursuing potential opportunities to sell or grant a license for the use of our MUSE™ technology.

ScoutCam is engaged in the development, production and marketing of innovative miniaturized imaging equipment known as micro ScoutCam™ portfolio for use in medical procedures as well as various industrial applications.

In addition, ScoutCam used the technological platform it developed for the purpose of additional special systems and products that are suitable for both medical and industrial applications.

On June 3, 2019, the Company entered into a Licensing and Sale Agreement with Shanghai Golden Grand-Medical Instruments Ltd. (hereinafter “Golden Grand”) for the know-how licensing and sale of goods relating to MUSE system in China, Hong Kong, Taiwan and Macao. Under the agreement, the Company committed to provide a license, training services and goods to Golden Grand in consideration for USD 3 million to be paid to the Company in four milestones based installments. The final milestone and the final installment shall be completed and paid upon the completion of a MUSE assembly line in China (see note 17b). The Company examines additional potential opportunities to sale MUSE to other territories.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued):

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

b.

During the year ended December 31, 2019, the Group incurred a total comprehensive loss of approximately USD 14.2 million and a negative cash flows from operating activities of approximately USD 2.7 million. Furthermore, in the recent years the Group has suffered recurring losses from operations, negative cash flows from operating activities and has an accumulated deficit as of December 31, 2019. As a result, there is a substantial doubt about the Group’s ability to continue as a going concern.

Management expects that the Company on a standalone basis will continue to generate operating losses. Management has initiated a plan to reduce operating expenses and plans to continue to fund its operations primarily through utilization of its financial resources. In addition, the Company may raise additional capital or realize some of its investments in other entities in order to fund its operating needs. Management is of the opinion that based on the Company's current operating plan it will be able to carry out its plan for one year after the issuance date of these financial statements.

Based on the projected cash flows and current cash balances of ScoutCam, Management is of the opinion that without further fund raising it will not have sufficient resources to enable it to continue its operating activities for a period of one year after the issuance date of these financial statements. ScoutCam's management plans include continuing commercialization of the products and securing sufficient financing through the sale of additional equity securities, debt or capital inflows from strategic partnerships and other opportunities. There are no assurances however, that ScoutCam will be successful in obtaining the level of financing needed for its operations. If ScoutCam is unsuccessful in commercializing its products and securing sufficient financing, it may need to reduce activities, curtail or even cease operations.

The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis for preparation of the financial statements:

The Group’s consolidated financial statements as of December 31, 2019, 2018 and 2017 and for each of the three years in the period ended December 31, 2019, are in compliance with International Financial Reporting Standards, which are standards and interpretations thereto issued by the International Accounting Standard Board (hereinafter “IFRS”).

In connection with the presentation of these consolidated financial statements it is noted as follows:

1)	The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

2)	These consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of plan assets related to the retirement benefit obligation, financial liabilities (including derivative instruments) and assets measured at fair value through profit or loss.

3)	The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3. Actual results may differ materially from estimates and assumptions used by management.

4)	The Group analyzes the expenses recognized in the consolidated statement of loss using a classification method based on the expenses’ function.

b.	Principles of consolidation

Subsidiaries

Subsidiaries are all entities over which the group has control. The group controls an entity where the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

Principles of consolidation

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and balance sheet respectively.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

Changes in ownership interests

The group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of Medigus Ltd.

When the group ceases to consolidate for an investment because of a loss of control any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. Amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss, if applicable.

c.	Principles of equity accounting and change in ownership interest

Associates

Associates are all entities over which the group has significant influence but not control or joint control. Investments in associates are accounted for using the equity method of accounting, after initially being recognized at cost.

Equity method

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the group’s share of the post acquisition profits or losses of the investee in profit or loss and the group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment.

Where -accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealised gains on transactions between the group and its associates are eliminated to the extent of the group’s interest in these entities. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the group.

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in note 2(f).

Changes in ownership interests

When the group ceases to equity account for an investment because of a loss of significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognised in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

d.	Translation of foreign currency balances and transactions:

1)	The functional currency and the presentation currency

The reporting and functional currency of the Company and each of its subsidiaries is the USD.

The consolidated financial statements are presented in USD and rounded to the nearest thousand.

2)	Transactions and balances

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

3)	Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet
●	income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and
●	all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Property and equipment

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

Property and equipment is recognized at cost less accumulated depreciation.

Depreciation is calculated using the straight line method over the estimated useful life of the asset as follows:

Machinery and equipment	6 – 10 years (primarily 10)
Furniture	7 – 14 years
Computers	3 years
Computer programs	3 years

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

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

g.	Financial instruments:

As of January 1, 2018, the Group adopted IFRS 9 “Financial Instruments”.

Financial assets

Classification

The group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair through profit or loss, and
●	those to be measured at amortised cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will be recorded in profit or loss.

Recognition

Regular way purchases and sales of financial assets are recognised on trade date, being the date on which the group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Debt instruments

Subsequent measurement of debt instruments depends on the group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the group classifies its debt instruments:

●	Amortised cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses.

●	A gain or loss on a debt investment that is subsequently measured at FVPL is recognised in profit or loss and presented net within other gains/(losses) in the period in which it arises.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

Equity instruments

The group subsequently measures equity investments at fair value except when the group has control or significant influence. Dividends from such investments continue to be recognized in profit or loss as other income when the group’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognized in “net change in fair value of financial assets at fair value through profit or loss” in the statement of profit or loss as applicable.

Impairment

The Group recognizes a loss allowance for expected credit losses on financial assets at amortized cost.

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. If the financial instrument is determined to have a low credit risk at the reporting date, the Company assumes that the credit risk on a financial instrument has not increased significantly since initial recognition.

The Group measures the loss allowance for expected credit losses on trade receivables that are within the scope of IFRS 15 and on financial instruments for which the credit risk has increased significantly since initial recognition based on lifetime expected credit losses. Otherwise, the Group measures the loss allowance at an amount equal to 12-month expected credit losses at the current reporting date.

Prior to the effective date and adoption of IFRS 9, the financial assets of the Group were classified into the following categories: financial assets at fair value through profit or loss, and loans and receivables. The classification depended on the purpose for which the financial assets were acquired, also, prior to the adoption of IFRS 9, the Group assessed at December 31, 2017, whether there is any objective evidence that a financial asset or group of financial assets was impaired.

Financial liabilities

Financial liabilities are initially recognized at their fair value minus, in the case of a financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the issue of the financial liability.

Financial liabilities are subsequently measured at amortized cost, except for derivative financial instruments, which are subsequently measured at fair value through profit or loss.

The Group has early adopted the narrow-scope amendment to IAS 1 as described in note 2(q). Accordingly, financial liabilities are classified as non-current if the Group has a substantive right to defer settlement for at least 12 months at the end of the reporting period, otherwise, they are classified as current liabilities.

The Group’s financial liabilities at amortized cost are included in accounts payable, accrued expenses, other current liabilities, payable in respect of the intangible asset and lease liabilities.

The derivative financial instruments represent warrants that confer the right to net share settlement.

The Group removes a financial liability (or a part of a financial liability) when, and only when, it is extinguished (when the obligation specified in the contract is discharged, cancelled or expired).

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

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for loss allowance.

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

The transaction price is allocated to each distinct performance obligations on a relative standalone selling price (“SSP”) basis and revenue is recognized for each performance obligation when control has passed. In most cases, the Company is able to establish SSP based on the observable prices of services sold separately in comparable circumstances to similar customers and for products based on the Company’s best estimates of the price at which the Company would have sold the product regularly on a stand-alone basis. The Company reassesses the SSP on a periodic basis or when facts and circumstances change.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

Product Revenue

Revenues from product sales of miniature cameras are recognized when the customer obtains control of the Company’s product, typically upon shipment to the customer. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenues.

Service Revenue

The Company also generates revenues from development services. Revenue from development services is recognized over the period of the applicable service contract. There are no long-term payment terms or significant financing components of the Company’s contracts.

The Company’s contract payment terms for product and services vary by customer. The Company assesses collectability based on several factors, including collection history.

Until December 31, 2017 revenue from the sale of goods is recognized when all of the following conditions are met:

●	The Group transferred the significant risks and rewards of ownership of the goods to the purchaser;

●	The Group does not retain continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

●	The amount of the revenue can be measured reliably. The amount of the revenue is not considered as being reliably measured until all the conditions relating to the transaction are met. The Group bases its estimates on past experience, considering the type of customer, type of transaction and special details of each arrangement;

●	It is probable that the economic benefits that are associated with the transaction will flow to the Group; and

●	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

o.	Leases

Group as lessee:

Through December 31, 2018 the Group applied IAS 17 to account for leases whereby a significant portion of the risks and rewards of ownership were retained by the lessor were classified as operating leases. Therefore the Group’s leases were operating leases which were charged to income statements on a straight-line basis over the lease term, including extending options which were reasonably certain.

IFRS 16 replaces upon first-time implementation the existing guidance in IAS 17. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases, and is expected to impact mainly the accounting treatment applied by the lessee in a lease transaction.

IFRS 16 changes the existing guidance in IAS 17 and requires lessees to recognize a lease liability that reflects future lease payments and a “right-of-use asset” in all lease contracts (except for the following), with no distinction between financing and capital leases. IFRS 16 exempts lessees in short-term leases or the when underlying asset has a low value.

IFRS 16 also changes the definition of a “lease” and the manner of assessing whether a contract contains a lease.

The Group adopted IFRS 16 on January 1, 2019, using a modified retrospective transition approach, and as a result did not adjust prior periods. The effect upon first-time implementation on the Group’s consolidated statement of financial position are: right-of-use lease assets of approximately $39 thousand, current lease liabilities of approximately $30 thousand and non-current lease liabilities of approximately $9 thousand.

In respect of agreements in which the Group is the lessee, the Group elected to apply the standard for the first time by recognizing lease liabilities, for leases that were previously classified as operating leases, based on the present value of the remaining lease payments, discounted at the incremental interest rate of the lessee as at the date of first-time application. At the same time, the Group recognized a right-of-use asset at an amount equal to the amount of the lease liabilities, adjusted to reflect any prepaid or accrued lease payments in respect of those leases. As a result, the application of the standard has no an effect on the accumulated deficit balance.

The Group applied the following practical expedients:

●	Non-lease components: practical expedient by class of underlying asset not to separate non-lease components (services) from lease components and, instead, account for each lease component and any associated non lease components as a single lease component.

●	The practical expedient for short-term leases is applied.

As part of the first-time application of the standard, the Group has elected to apply the following practical expedients:

●	Excluding initial direct costs for the measurement of the right-of-use asset at the date of initial application,

●	Using hindsight in determining the lease term where the contract contains options to extend or terminate the lease

●

For leases in which the Group is the lessee, the Group does not to recognize a right-of-use asset and a lease liability in respect of leases whose lease period ends within 12 months of the date of initial application.

●	Not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Group relied on its assessment made applying IAS 17

Discount rate:

The lease payments are discounted using the lessee’s incremental borrowing rate, since the interest rate implicit in the lease cannot be readily determined. The lessee’s incremental borrowing rate is the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. However, the Group is using the practical expedient of accounting together a portfolio of leases with similar characteristics provided that it is reasonably expected that the effects on the financial statements of applying this standard to the portfolio would not differ materially from applying this Standard to the individual leases within that portfolio. And using a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment). The weighted average of lessee’s incremental annual borrowing rate applied to the lease liabilities was 10%.

Lease liabilities measurement:

Lease liabilities were initially measured on a present value basis of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable

●	variable lease payment that are based on an index or a rate (such as CPI).

●	lease payments (principal and interest) to be made under reasonably certain extension options

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

The lease liability is subsequently measured according to the effective interest method, with interest costs recognized in the statement of income as incurred. The amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Group is exposed to potential future changes in lease payments based on linkage to the CPI index, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Principal elements of the lease payments are presented in the statement of cash flows under the cash used in financing activities. Finance cost of the lease payments are presented in the statement of cash flows under the operating activities.

Right-of-use assets measurement:

Right-of-use assets were measured at cost comprising the following:

●	the amount of the initial measurement of lease liability;

●	any lease payments made at or before the commencement date and;

●	any initial direct costs (except for initial application).

After the commencement date, the Group measures the right-of-use asset applying the cost model, less any accumulated depreciation and any accumulated impairment losses and adjusted for any remeasurement of the lease liability.

Assets are depreciated by the straight-line method over the estimated useful lives of the right of use assets or the lease period, which is shorter:

Years
Property	1-2
Motor vehicles	3

p.	Loss per share

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

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

q.	Classification of liabilities:

The IASB issued a narrow-scope amendment to IAS 1 to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. The amendment could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity. Inter alia, the amendment requires the following:

●	Liabilities are classified as non-current if the entity has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendment no longer refers to unconditional rights. The assessment determines whether a right exists, but it does not consider whether the entity will exercise the right.

●	’Settlement’ is defined as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. There is an exception for convertible instruments that might be converted into equity, but only for those instruments where the conversion option is classified as an equity instrument as a separate component of a compound financial instrument.

The amendment should be applied retrospectively for annual periods beginning on or after January 1, 2022. Earlier application is permitted.

The Group early adopted the narrow-scope amendment to IAS 1.  Accordingly, the Group classified in the statement of financial position warrants as part of current liabilities. The amendment was applied retrospectively and as a result the Group reclassified warrants at fair value as of December 31, 2018 and 2017 amounting to $1,601 thousand and $559 thousand, respectively, to current liabilities.

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

Based on management’s judgment, no deferred tax assets have been recorded in the Group’s books of accounts for current losses carried forward for tax purposes since it is not probable that the Group will be able to utilize those losses in the foreseeable future against taxable income as of December 31, 2019. The deferred tax asset in connection with the accumulated losses for tax purposes (which was not recorded due to the reason mentioned above) aggregated to approximately USD 17 million.

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

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS (continued):

d.	Fair value measurement of financial assets and liabilities at fair value through profit or loss

As described in Note 4, the Company signed an agreement with Algomizer Ltd. As part of the agreement the Company received several financial assets. The fair value of this financial assets classified at FVTPL, which are not traded on an active market, is determined by using a level 3 valuation technique, see note 5.

In addition, the Company issued in previous years warrants to investors which include a cashless exercise mechanism and as a result did not meet the fixed-for-fixed criteria to be classified as an equity instrument. The fair value of this warrants classified at financial liabilities through profit or loss, which are not traded on an active market, is determined by using a level 3 valuation technique, see note 5.

The fair value of this financial assets and liabilities is measured on the basis of accepted valuation models and assumptions regarding unobservable inputs used in the valuation models. The fair value mentioned above is expensed to the statement of loss and other comprehensive loss.

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

f.	Listing expenses:

The reverse recapitalization transaction conducted at ScoutCam Ltd.’s level was accounted for in the Group’s consolidated financial statements as a transaction with non-controlling interest in which the Company consolidated INLL’s net assets in consideration equal to the fair value of the shares INLL had to issue to Medigus as part of the reverse recapitalization transaction. The fair value could not be determined based on INLL’s stock market value since the trading volume of INLL’s common stock was nil. Therefore, the Company determined the fair value of the transaction based on the pre-money valuation of INLL which was taken into account as part of the Issuance of Units to External Investors as mentioned above.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES:

Material subsidiaries:

On September 16, 2019, the Company entered into a Securities Exchange Agreement (the “Exchange Agreement”), with ScoutCam Inc, formally known as Intellisense Solutions Inc (“Intellisense”), pursuant to which the Company assigned, transferred and delivered 100% of its holdings in ScoutCam to ScoutCam Inc, in exchange for consideration consisting of shares of ScoutCam’s Inc. common stock representing 60% of the issued and outstanding share capital of ScoutCam Inc. immediately upon the closing of the Exchange Agreement (the “Closing”). The Exchange Agreement was conditioned on certain obligations by the respective parties, including, but not limited to, that ScoutCam Inc. will have at least USD 3 million in cash on hand upon Closing, and that ScoutCam Inc. will bear the costs and expenses in connection with the execution of the Exchange Agreement. In accordance with said obligations, ScoutCam Inc. undertook to secure at least USD 3 million in funding prior to the Closing, based on a pre-money valuation of USD 10 million on a post-Closing basis. In addition, the Exchange Agreement provides that if ScoutCam achieves an aggregated amount of USD 33 million in sales within the first three years immediately after the Closing, ScoutCam Inc. will issue to the Company additional shares representing 10% of ScoutCam’s Inc. issued and outstanding share capital as reflected on the date of the Closing.

The Closing occurred on December 30, 2019 (the “Closing Date”). Pursuant to the Exchange Agreement, Intellisense issued to Medigus 16,130,952 share. Upon such issuance, ScoutCam Ltd. became a wholly-owned subsidiary of Intellisense. On December 31, 2019, Intellisense Solutions Inc. changed its name to ScoutCam Inc.

Also on the Closing Date, 3,413,312 units, each comprised of two shares of common stock par value USD 0.001 per share, one Warrant A (as defined below) and two Warrants B (as defined below), were issued to investors as part of the financing transaction that the ScoutCam Inc. was obligated to secure prior to the closing. The immediate gross proceeds from the issuance of the units amounted to approximately USD 3.3 million (the “Issuance of Units to External Investors”).

Each Warrant A is exercisable into one share of common stock of ScoutCam Inc. at an exercise price of USD 0.595 per share during the12 month period following the allotment. Each Warrant B is exercisable into one share of common stock of ScoutCam Inc. at an exercise price of USD 0.893 per share during the 18 month period following the allotment.

In addition, Shrem Zilberman Group Ltd (the “Consultant”) will be entitled to receive the amount representing 3% of any exercise price of each Warrant A or Warrant B that may be exercised in the future. In the event the total proceeds received as a result of exercise of Warrants will be less than $2 million at the time of their expiration, the Consultant will be required to invest $250,000 in ScoutCam Inc.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES (continued):

While ScoutCam Inc. was the legal acquirer, ScoutCam Ltd. was treated as the acquiring company for accounting purposes as the Exchange Agreement was accounted for as a reverse recapitalization conducted at ScoutCam Ltd.’s level. Accordingly, the accounting treatment is equivalent to the issuance of 10,753,969 shares by ScoutCam Ltd, for the net monetary assets of ScoutCam Inc. The net acquired assets of the ScoutCam Inc. as of the Closing Date was $3,040 thousands. There were no fair value adjustments necessary to perform as the carrying values of the net acquired assets approximated fair value. Further, given the nature of the operations of ScoutCam Inc. prior to the Closing Date, there were no intangible assets, including goodwill, established as a result of the Exchange Agreement.

Listing expenses are presented in the Company’s consolidated statement of loss and comprehensive loss for the period ended December 31, 2019 in connection with the reverse recapitalization.

The reverse recapitalization transaction conducted at ScoutCam Ltd.’s level was accounted for in the Group’s consolidated financial statements as a transaction with non-controlling interest in which the Company consolidated INLL’s net assets in consideration equal to the fair value of the shares INLL had to issue to Medigus as part of the reverse recapitalization transaction. The fair value could not be determined based on INLL’s stock market value as there is currently no trading market for INLL’s Common Stock and there is no assurance that a regular trading market will ever develop. The Company concluded to determine the fair value based on a pre-money valuation attributed to INLL as part of the Issuance of Units to External Investors as mentioned above. In accordance, an amount of USD 10,098 thousand was listed in the consolidated statement of loss and comprehensive loss as listing expenses. Furthermore, the Company recorded a capital reserve of $11,714 thousand resulting from the transaction with non-controlling interest.

Non-controlling interests (NCI)

Set out below is summarized financial information for ScoutCam Inc. that has non-controlling interest that are material to the Group. The amounts are before inter-company eliminations.

Summarized balance sheet

December 31, 2019
USD in thousands

Currents assets	4,318
Current liabilities	1,910
Current net assets	2,408

Non-current assets	439
Non-current liabilities	325
Non-current net assets	114

Net assets	2,522

Accumulated non-controlling interests	1,424

Summarized statement of comprehensive income

Year ended December 31, 2019
USD in thousands

Revenues	309
Loss for the period	(11,927)

Net loss attributable to the NCI	-

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES (continued):

Summarized statement of cash flows:

Cash flow used in operating activities	(1,799)
Cash flow used in investing activities	(55)
Cash flow from financing activities	5,104
Net increase in cash and cash equivalents	3,250

Investments accounted for using the equity method

On June 19, 2019 the Company signed an agreement with Algomizer Ltd. (“Algomizer”) and its wholly-owned subsidiary Linkury Ltd. (together the “Algomizer Group”), for an investment of approximately $5 million in Algomizer Group (the “Investment Agreement”). The investment was subject to certain pre-conditions, which were met at September 3, 2019 (“Closing Date”). As part of the Investment Agreement:

a.	Medigus received 2,168,675 ordinary shares of Algomizer (Algomizer shares).

b.	Medigus received 729,508 ordinary shares of Linkury Ltd (“Linkury’s shares”).

c.	Medigus received 2,898,183 warrants to purchase 2,898,183 Algomizer shares at an exercise price of NIS 5.25 per share (“Algomizer Warrants”).

d.	Medigus’ investment in Algomizer and Linkury is based on a projection that Linkury’s net profit for 2019 will be at least NIS 15 million. In the event that Linkury’s net income is less than NIS 15 million for 2019, Medigus will be issued with additional securities in Algomizer group, adjusting the price per Algomizer group securities to the actual net profit for 2019, and compensating Medigus for the difference between the actual net profit and the target net profit for 2019 (“Reverse earn out”). Linkury net profit for 2019 was more than NIS 15 million.

e.	Medigus is also entitled, for a period of three years following the closing of the investment, to convert any and all of its Linkury shares into Algomizer shares with a 20% discount over the average share price of Algomizer on TASE within the 60 trading days preceding the conversion (“Conversion Right”).

f.	In the event, during the three year period following the closing of the investment, Algomizer shall issue, or under take to issue ordinary shares with a price per share or exercise per share lower NIS 4.15 (the (“Reduced Per Share Purchase Price”), Algomizer shall be allocated immediately with such amounts of additional Ordinary Shares (and the Algomizer Warrant shall be adjusted accordingly) equal to the difference of (x) the amount of ordinary shares actually received by the Company under the Investment Agreement, and (y) the amount which Medigus would have otherwise received should the Reduced Per Share Purchase Price was applied (“Anti-dilution”).

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES (continued):

In consideration for the assets as described above Medigus:

a.	Paid NIS 14,400,000 at cash (approximately USD 4,057 thousands).

b.	Issued to Algomizer 333,334 ADS representing 6,666,680 ordinary shares.

c.	Issued to Algomizer 333,334 warrants to purchase 333,334 ADS representing 6,666,680 ordinary shares at an exercise price of USD 4 per warrant.

On September 3, 2019 the Company acquired 8.45% of the issued shares of Algomizer Ltd and 9.34% of the issued shares of Linkury Ltd. As part of the investment, Medigus appointed two directors to the board of directors of Algomizer, therefore, Medigus achieved a significant influence in Algomizer. Medigus does not have a significant influence in Linkury. Therefore, investment on Linkury’s shares accounted as financial asset in fair value through profit or loss and investment on Algomizer’s shares accounted for using the equity method.

The difference between the fair value of consideration paid by the Company and the fair value of Linkury’s shares, Algomizer warrants, Reverse earn-out, Conversion right and Anti-dilution was attributed to Algomizer shares.

Two of the Company’s members of the board of directors hold less than 5% each in Algomizer Ltd. Furthermore, the same directors hold less than 5% each in a subsidiary company of Algomizer Ltd.

To the best of the Company’s knowledge, Algomizer Ltd. used the investment funds to finance its ongoing operations and for an early repayment of a loan previously organized and partially provided by an affiliated company related to one of Company’s shareholders or by such shareholder in connection with the acquisition of Linkury.

Name of entity	Place of business/country of incorporation	% of ownership interest as of December 31, 2019		Nature of relationship	Measurement method	Quoted fair value as of December 31, 2019	Carrying amount as of December 31, 2019
						USD in thousands
Algomizer Ltd	Israel	8.22	%(*)	Associate	Equity method	1,537	1,149

(*)	After the acquisition, Algomizer issued options to employees, so the Company’s holding of Algomizer decreased from 8.45% to 8.22%

Algomizer Ltd, through its subsidiary Linkury, is engaged in internet marketing including: Internet video and imaging, website monetization and search engines and automated tools for internet advertising.

The table below provide summarized financial information for Algomizer.

Summarized balance sheet:

December 31, 2019
USD in thousands (*)
Currents assets
Cash and cash equivalents	3,712
Other current assets	7,285
Total current assets	10,997
Non-current assets	9,201
Current liabilities
Financial liabilities (excluding trade payables)	1,270
Other current liabilities	8,375
Total current liabilities	9,645
Non-current liabilities
Financial liabilities (excluding trade payables)	800
Other non-current liabilities	2,310
Total non-current liabilities	3,110
Net assets	7,443

Equity attributable to Algomizer shareholders	2,388

Non-controlling interests	5,055

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTEREST IN OTHER ENTITIES (continued):

USD in thousands
Reconciliation to carrying amounts:

Equity attributable to Algomizer shareholders' as of September 3, 2019	3,061
Loss attributable to Algomizer shareholders' for the period	(3,070)
Other comprehensive loss attributable to Algomizer shareholders' for the period	(527)
Increase in capital reverse	2,924
2,388

Equity attributable to Algomizer shareholders' as of December 31, 2019	2,388
Groups share in %	8.22%
Group share (USD)	196
Fair value adjustments	953
Carrying amount	1,149

Summarized statement of comprehensive income:

September 4, 2019 - December 31, 2019
USD in thousands (**)

Revenue	12,081
Gross profit	3,252
Loss for the period	(3,153)
Other comprehensive loss	(609)
Total comprehensive loss	(3,762)

(*)	translated at the closing rate at the date of that balance sheet
(**)	translated at average exchange rates for the period

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT:

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

As of December 31, 2019, if the Group’s functional (USD) had weakened/strengthened by 10% against the NIS, with all other variables held constant, the loss for the year would decrease/increase by USD 27 thousand (the effect for 2018 was an increase/increase by USD 244 thousand and the effect for 2017 was a decrease/increase by USD 24 thousand).

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

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

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

Liquidity risk arises from financial liabilities due to payable balances and amounted to USD 1,435 thousands on December 31, 2019 (December 31, 2018 - USD 1,131 thousands).

These liabilities are classified as current liabilities, and are expected to mature within 12 months following the balance sheet date, unless payment is not due within 12 months after the reporting period.

2)	Estimates of fair value

Below is analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

●	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

Financial assets

Level 1 and level 2 financial instruments:

As of December 31, 2019 and December 31, 2018 the Group has no financial assets measured at level 1 or level 2.

Level 3 financial instruments:

The Company has several financial assets measured at fair value through profit or loss, which meet the level 3 criteria as of December 31, 2019 (see note 4).

Fair value measurements based on unobservable data (level 3):

The following table presents the level 3 fair value financial assets as of December 31, 2019:

December 31,
2019
Level 3
USD in thousands

Linkury’s shares	2,637
Algomizer Warrants	71
Reverse earn-out	0
Conversion Right	619
Anti-dilution	289
3,616

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

The following table presents the Level 3 financial assets roll-forward during 2019:

	Linkury’s shares	Algomizer Warrants	Reverse earn out	Conversion Right	Anti-dilution	Total
	USD in thousands
Balance as of January 1, 2019	-	-	-	-	-	-
Initial recognition of financial asset	2,501	162	13	617	231	3,524
Changes in fair value recognized within profit or loss	136	(91)	(13)	2	58	92
Balance as of December 31, 2019	2,637	71	-	619	289	3,616

Total unrealized profits for the period included in profit or loss for assets held at the end of the reporting period amounted to USD 105 thousand.

Financial liabilities

Level 1 financial instruments:

As of December 31, 2019 and December 31,2018 the Group has financial liability measured at level 1 – Warrants C (see note 13(b)(3)).

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Level 3 financial instruments:

The Company has several financial liabilities measured at fair value through profit or loss, which meet the level 3 criteria as of December 31, 2019 – warrants issued to investors (see note 13(b)(1)-(2)).

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

The following table presents the financial liabilities that were measured at fair value as of December 31, 2019 and 2018:

	December 31
	2019			2018
	Level 1	Level 3	Total	Level 1	Level 3	Total
	USD in thousands
Financial liabilities at fair value through profit or loss -
Fair value of warrants	1,419	100	1,519	1,504	444	1,948
Unrecognized Day 1 loss (see note 13)	-	(60)	(60)	-	(347)	(347)
Warrants, net	1,419	40	1,459	1,504	97	1,601

The following table presents the Level 3 financial liabilities roll-forward during 2019:

Warrants
USD in thousands
Opening balance as of January 1, 2019	97
Changes in fair value of warrants issued to investors	(57)
Closing balance as of December 31, 2019	40

The following table presents the Level 3 financial liabilities roll-forward during 2018:

Warrants
USD in thousands
Opening balance as of January 1, 2018	559
Granted (see note 13(b))	6,681
Exercised	(7,045)
Changes in fair value of warrants issued to investors	(98)
Closing balance as of December 31, 2018	97

The following table presents the Level 3 financial liabilities roll-forward during 2017:

Warrants
USD in thousands
Opening balance as of January 1, 2017	237
Granted (see note 13(b))	6,041
Exercised	(2,217)
Changes in fair value of warrants issued to investors	(3,502)
Closing balance as of December 31, 2017	559

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

Valuation processes of the Group:

Set forth below are details regarding the valuation processes of the Group:

1)

Warrants which were issued on December 6, 2016, as part of a registered direct offering - the Company used the Black-Scholes model, using the following principal assumptions: expected volatility of 82.19%, risk-free interest of 0.23%, expected term of 5.5 years following the grant date. The liability amount is adjusted at each balance sheet date based on the then relevant assumptions, until the earlier of full exercise or expiration.

2)

Warrants which were issued on March 29, 2017, as part of a public offering - the Company used the Black-Scholes model, using the following principal assumptions: expected volatility of 84.49%, risk-free interest of 0.19%,expected term of 5 years following the grant date. The liability amount is adjusted at each balance sheet date based on the then relevant assumptions, until the earlier of full exercise or expiration. For details, see Note 13(b)(1).

3)

Warrants which were issued on November 28, 2017, as part of a direct offering - the Company used the Black-Scholes model, using the following principal assumptions: expected volatility of 85.23%, risk-free interest of 0.32%, expected term of 5.5 years following the grant date. The liability amount is adjusted at each balance sheet date based on the then relevant assumptions, until the earlier of full exercise or expiration. For details, see Note 13(b)(2).

4)	Series C warrants - level 1 financial instruments measured at fair value through profit or loss. For details, see Note 13(b)(3).

5)

Linkury shares - the Company used the Discounted Cash Flow (DCF) model for a period of 7 years, using the following principal assumptions: weighted average cost of capital (WACC) – 20.9%. The asset amount is adjusted at each balance sheet date based on the then relevant assumptions. A shift of the WACC by +/- 5% results in a change in fair value of Linkury shares of $55 thousands. For details, see Note 4.

6)	Algomizer warrants - the Company used the Black-Scholes model, using the following principal assumptions: expected volatility of 34.74%, risk-free interest of 0.24%, expected term of 3 years following the grant date. The asset amount is adjusted at each balance sheet date based on the then relevant assumptions, until the earlier of full exercise or expiration. For details, see Note 4.

7)

Anti-dilution - the Company used the Black-Scholes model, using the following principal assumptions: 25% probability for the occurrence of an anti-dilution event, expected volatility of 34.74%, risk-free interest of 0.24%, expected term of 3 years following the issuance date. An increase of the probability for the occurrence of anti-dilution event by 10% would have increased the fair value of Anti-dilution by $116 thousands. For details, see Note 4.

8)	Reverse earn out - the Company used the Monte Carlo model for a period of 0.32 years following the grant date, using the following principal assumptions: expected volatility 22.9%, risk-free interest 0.12%. For details, see Note 4.

9)

Conversion right - the Company used the Monte Carlo method for a period of 3 years following the grant date, using the following principal assumptions: expected volatility 34.74%, risk-free interest 0.24%. For details, see Note 4.

10)	Options to employees and advisors. For details, see Note 13(c).

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - CASH AND CASH EQUIVALENTS:

	As of December 31,
	2019	2018
	USD in thousands
Cash in banks	3,836	5,077
Short-term bank deposits	3,200	5,548
	7,036	10,625

The currencies in which the cash and cash equivalents are denominated or to which they are linked are as follows:

	December 31
	2019	2018
	USD in thousands
USD	6,658	7,591
NIS	362	2,943
Other currencies	16	91
	7,036	10,625

The carrying amount of cash and cash equivalents approximates their fair value.

NOTE 7 - OTHER CURRENT ASSETS:

	December 31
	2019	2018
	USD in thousands

Institutions	109	163
Prepaid expenses	76	85
Advances to suppliers	51	72
Other	85	84
	321	404

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - INVENTORY:

Composed as follows:

	December 31
	2019	2018
	USD in thousands
Current assets:
Raw materials and supplies	24	38
Work in progress	316	43
Finished goods	584	24
Provision for impairment	(24)	(24)
	900	81

Non-current assets:
Raw materials and supplies	589	589
Finished goods	12	12
Provision for impairment of raw materials and supplies	(601)	(601)
	-	-

NOTE 9 - PROPERTY AND EQUIPMENT:

a.	Composition of property and equipment and accumulated depreciation thereon, grouped by major classifications and changes therein, and their movements during 2019:

	Cost			Accumulated Depreciation
	Balance at the beginning	Additions during the	Balance at the end of	Balance at the beginning	Additions during the	Balance at the end of	Depreciated balance as of December 31,
	of the year	year	the year	of the year	year	the year	2019	2018
Property and equipment:	USD in thousands			USD in thousands			USD in thousands
Machinery and equipment	736	13	749	659	16	675	74	77
Leasehold improvements	47	25	72	47	-	47	25	-
Office furniture and equipment (including computers)	397	13	410	384	7	391	19	13
Computer programs	158	11	169	143	7	150	19	15
	1,338	62	1,400	1,233	30	1,263	137	105

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - PROPERTY AND EQUIPMENT (continued):

b.	Composition of property and equipment and accumulated depreciation thereon, grouped by major classifications and changes therein, and their movements during 2018:

	Cost			Accumulated Depreciation
	Balance at the beginning	Additions during the	Balance at the end of	Balance at beginning	Additions during the	Balance at the end of	Depreciated balance as of December 31,
	of the year	year	year	of the year	year	the year	2018	2017
Property and equipment:	USD in thousands			USD in thousands			USD in thousands
Machinery and equipment	736	-	736	639	20	659	77	97
Leasehold improvements	47	-	47	47	-	47	-	-
Office furniture and equipment (including computers)	393	4	397	370	14	384	13	23
Computer programs	151	7	158	135	8	143	15	16
	1,327	11	1,338	1,191	42	1,233	105	136

NOTE 10 - LEASES:

a.	Right-of-use assets

	Cost				Accumulated Depreciation
	Balance at the beginning	Additions during the	Deletions during the	Balance at the end of	Balance at the beginning	Additions during the	Deletions during the	Balance at the end of	Depreciated balance as of December 31,
	of the year	year	year	the year	of the year	year	year	the year	2019	2018
	USD in thousands				USD in thousands				USD in thousands
Property	-	121	-	121	-	22	-	22	99	-
Motor vehicles	39	53	(16)	76	-	23	(1)	22	54	-
	39	174	(16)	197	-	45	(1)	44	153	-

As of December 31, 2019, the weighted average remaining lease term for the Company’s leases was 1.46 years, and weighted-average discount rate was 10%.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - LEASES (continued):

b.	Lease liabilities

	Balance at the beginning	Additions during the	Deletions during the	Interest expense during the	Payments during the	Balance at the end of
	of the year	year	year	year	year	the year
	USD in thousands
Property	-	121	-	2	(22)	101
Motor vehicles	39	53	(15)	3	(29)	51
	39	174	(15)	5	(51)	152

Composition of lease liabilities:

December 31, 2019
USD in thousands

Current lease liabilities:
Property	97
Motor vehicles	22
119

Non-current lease liabilities:
Property	4
Motor vehicles	29
33

c.	Additional disclosure:

1)	The Group leases it’s headquarter facilities in Omer, Israel, with a total of approximately 807 gross square meters. In January 2019 the company signed the agreement until the end of 2019. In November 2019 the company extended the agreement until the end of 2020. The rental payments are linked to the Israeli CPI.

2)	The Company also leases a CEO’s office. Payments under the lease commenced on June 2019, and the initial term of the lease will expire in June 2020. The Company has options to extend the lease contract periods for up to two years (including the original lease periods). The extension option includes an increase of the lease payment of 5%. The monthly lease fee is NIS 4 thousand (approximately USD 1.1 thousands).

3)	The Company has entered into operating lease agreements in connection with a number of vehicles. The lease periods are generally for three years.

4)	In 2018 and 2017 rent expenses in amounts of USD 128 thousands and USD 157 thousands respectively were recorded according to the previous accounting policy under IAS 17.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - LEASES (continued):

d) As of December 31, 2019, minimum future rental payments under the leases were:

Year	Property	Motor vehicles	Total
2020	101	28	129
2021	6	20	26
2022	-	14	14
	107	62	169

As of December 31, 2018, minimum future rental payments under the leases were:

Year	Property	Motor vehicles	Total
2019	80	30	110
2020		9	9
	80	39	119

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - TAXES ON INCOME:

a.	Corporate taxation in Israel:

The income of Medigus is taxed at the standard Israeli corporate tax rate, which was 24% for 2017 and 23% for 2018, 2019 and thereafter.

As the Company has not created any deferred tax assets or liabilities, these changes have no effect on the Company’s financial statements.

b.	Taxation of these subsidiaries:

1.	The USA subsidiaries was incorporated in the United States and is subject to the Federal and State tax laws established in the United States.

On December 22, 2017, the Tax Cuts and Jobs Act (the “Act”) was signed into law. The Act reduces the corporate tax rate to 21 percent from 35 percent, among other things. The Act did not have a material effect on the Group’s consolidated financial statements.

2.	ScoutCam Inc. did not timely file its tax return for 2013-2014 and therefore the IRS imposed penalties in the amount of USD 60 thousand (approximately USD 73 thousand including interest).

ScoutCam Inc. has not yet filed tax returns for 2015-2018.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - TAXES ON INCOME (continued):

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

In December 2016, the Economic Efficiency Law (Legislative Amendments to Achieving the Budget Goals for 2017 and -2018), 2016 was published. Under this law, two new benefit programs for high-tech industries” benefited technology enterprise “and “special benefited technology enterprise” were added.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - TAXES ON INCOME (continued):

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

The entitlement to the above benefits is conditional upon the Company’s fulfillment of the conditions stipulated by the Law for the Encouragement of Capital Investments, and the regulations promulgated thereunder. In the event of failure to comply with these conditions, the benefits may be cancelled, and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of interest. As of the date of approval of these financial statements, the Company has met the aforementioned conditions.

d.	Carry forward tax losses

Carry forward tax losses of Medigus aggregate NIS 270 million (approximately USD 78 million) and NIS 252 million (approximately USD 67 million) as of December 31, 2019 and 2018, respectively. The Company did not record deferred taxes asset in respect of these losses, as the utilization thereof is not expected to occur in the foreseeable future.

Carry forward tax losses of ScoutCam Ltd. aggregate NIS 5 million (approximately USD 1.5 million) as of December 31, 2019. ScoutCam Ltd. did not record deferred taxes asset in respect of these losses, as the utilization thereof is not expected to occur in the foreseeable future.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - TAXES ON INCOME (continued):

e.	Taxes on income included in the Statements of Loss and Other Comprehensive Loss for the periods presented:

The following is reconciliation between the “theoretical” tax, which would apply to the Group if all of its income were taxed at the regular rate applicable to the Company in Israel (see a2 above) and the amount of tax reflected in the Statements of Loss for the reported year:

	2019	2018	2017
	USD in thousands
Loss before taxes on income	(14,179)	(6,578)	(2,552)
Theoretical tax benefit	(3,261)	(1,513)	(587)
Disallowed deductions (tax exempt income):
Gain on adjustment of warrants to fair value	(33)
Share-based compensation	60
Listing expenses	2,323
Other	7
Increase in taxes for tax losses and timing differences incurred in the reporting year for which deferred taxes were not created	903	1,533	580
Actual taxes on income	(1)	20	(7)

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - TRADE PAYABLES AND OTHER CURRENT LIABILITIES:

a.	Trade payables are denominated in the following currencies:

	December 31,
	2019	2018
	USD in thousands
NIS unlinked	75	137
USD	-	43
Euro	-	10
	75	190

b.	Other:

	December 31,
	2019	2018
	USD in thousands
Institutions	73	-
Accrued expenses	522	299
Provisions	-	54
Other	8	-
	603	353

Other payable balances are denominated in the following currencies:

	As of December 31,
	2019	2018
	USD in thousands

NIS unlinked	63	48
USD	461	280
Euro	71	25
	595	353

The balances of the financial instruments included within the trade payables and other payables approximate their fair value as the effect of the discounting is immaterial.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - EQUITY:

a.	Share capital:

1)	Composed as follows:

	Number of shares				Amount
	Authorized		Issued and paid		Authorized		Issued and paid
	December 31,		December 31,		December 31,		December 31,
	2019	2018	2019	2018	2019	2018	2019	2018
	In thousands				NIS in thousands		USD in thousands
Ordinary shares of NIS 1.00 par value	250,000	160,000	82,599	75,932	250,000	160,000	22,802	20,924

2)	The ordinary shares confer upon their holders voting rights and the right to participate in shareholders’ meetings, the right to receive dividends and the right to participate in surplus assets in the event of liquidation of the Company.

3)	On January 9, 2019 an extraordinary general meeting of the Company’s shareholders approved an increase of the authorized share capital of the Company by an additional NIS 7,000,000, consisting of 7,000,000 ordinary shares par value NIS 1.00 per share, such that the authorized share capital of the Company following such increase shall be NIS 167,000,000, consisting of 167,000,000 ordinary shares.

4)	On July 25, 2019 the Company’s shareholders approved an increase of the authorized share capital of the Company by an additional NIS 83,000,000, such that the authorized share capital increased to NIS 250,000,000 ordinary shares par value NIS 1.00 each.

b.	Share offering to the public and existing shareholders:

1)	On March 29, 2017, the Company allotted in a public issue, a total of 4,898,570 ordinary shares of the Company, warrants A for the purchase up to a total 535,730 ADSs representing 10,714,600 shares, with an exercise price of USD 14 per ADS during the 5 years following the allotment and warrants B for the purchase up to a total 290,786 ADSs representing 5,815,720 shares, with an exercise price of USD 0.05 per ADS.

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

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - EQUITY (continued):

As the warrants may be net share settled these warrants, other than the warrants issued to the placement, are classified as financial liabilities measured at fair value through profit or loss at each reporting period. The warrants are initially recognized at fair value adjusted to defer the difference between the fair value at initial recognition and the transaction price (“Day 1 loss”), as the Company uses valuation techniques that incorporate data not obtained from observable markets. Transaction costs allocated to the warrants are recognized immediately in profit or loss. As to the fair value of the said warrants as of December 31, 2019 and December 31, 2018 see note 5.

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

Warrants A are presented within current liabilities.

2)	On November 28, 2017, the Company closed a registered direct offering, pursuant to which the Company issued a total of 202,500 ADSs representing a total of 4,050,000 ordinary shares, at a purchase price of USD 8 per ADS, and warrants to purchase up to a total of 101,251 ADSs representing 2,025,020 ordinary shares, with an exercise price of USD 9 per ADS during the 5.5 years following the allotment

The immediate gross and net of issuance expenses proceeds from such securities issuance aggregated to approximately USD 1.6 million and USD 1.4 million, respectively.

As the warrants may be net share settled these warrants are classified as financial liabilities measured at fair value through profit or loss at each reporting period.

As to the fair value of the said warrants as of December 31, 2019 and December 31, 2018 see note 5.

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

Accordingly, warrants C were initially recognized at fair value. The difference between the fair value of warrants at initial recognition and the transaction price (“Day 1 Loss”) at the sum of $149 thousand was immediately recognized in the income statement.

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

In the event of a fundamental transaction as defined in the warrant C agreement (other than a fundamental transaction not approved by the Company’s board of directors), the Company or any successor entity shall at the option of the holder of warrants C, exercisable at any time concurrently with, or within 30 days after, the consummation of the fundamental transaction, purchase such warrants from their holder by paying an amount of cash equal to the Black Scholes value of the remaining unexercised portion of the warrant Cs on the date of the consummation of such fundamental transaction. The Black Scholes value of the said warrants as of December 31, 2019, amounted to USD 2.3 million. As of December 31, 2018, the Company believes that no event that constitutes a fundamental transaction has occurred.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - EQUITY (continued):

4)	As part of agreement with Algomizer (see Note 4), on September 3, 2019 Company issued to Algomizer 333,334 ADSs representing 6,666,680 ordinary shares and 333,334 warrants to purchase 333,334 ADSs representing 6,666,680 ordinary shares, with an exercise price of USD 4 per ADS during the 3 years following the allotment. As a result, the ordinary shares and warrants were recorded based on their fair value amounting to $630 thousand and $197 thousand, respectively.

5)	In December 2019, ScoutCam Inc. allotted in a private issuance, a total of 3,413,312 units at a purchase price of USD $0.968 per unit. Each unit was comprised of two shares of common stock par value US$0.001 per share, one Warrant A and two Warrants B. The immediate proceeds (gross) from the issuance of the units amounted to approximately USD 3.3 million.5) See note 4.

c.	Share based payments (not include warrants as described above):

1)	In August 2013, our board of directors approved and adopted our 2013 Share Option and Incentive Plan, or the 2013 Plan, which expires in August 2023. The 2013 Plan provides for the issuance of shares and the granting of options, restricted shares, restricted share units and other share-based awards to employees, directors, officers, consultants, advisors, and service providers of us and our U.S. Subsidiary. The Plan provides for awards to be issued at the determination of our board of directors in accordance with applicable law.

2)	The following are the grants of options to employees and other service providers:

Date of grant	Number of options granted	exercise price per option (NIS)	Fair value on grant date-NIS in thousands	Number of options outstanding- December 31, 2019	Number of options exercisable at 31, December 2019	Expiration date
July 2014 (***)	3,070,000	(**)0.537	554	880,000	880,000	July 17, 2020
December 2015 (****)	664,800	2.05	491	170,800	170,800	December 29, 2021
October 2017 (****)	7,630,000	0.162	942	4,380,000	2,190,000	October 17, 2023
January 2019 (*****)	(*)3,000,000	0.59	947	2,562,500	1,250,000	January 9, 2025
July 2019 (*****)	(*)1,250,000	0.59	325	1,250,000	-	July 25, 2025
Total	15,614,800			9,243,300	4,490,800

(*)	Granted to related parties.
(**)	Linked to the CPI as set out in the option allotment plan.
(***)	Each 100 options are exercisable into 1 ordinary share.
(****)	Each 10 options are exercisable into 1 ordinary share.
(*****)	Each 1 option is exercisable into 1 ordinary share.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - EQUITY (continued):

On January 10, 2019, the Company entered into a separation agreement with former CEO. According to the agreement all options granted to the former CEO will be deemed vested on February 28, 2019. On May 31, 2019 all options were expired.

The fair value of all of the options was calculated using the Black and Scholes options pricing model, and based on the following assumptions:

Date of grant	Fair value on grant date-NIS in thousands	Share price on date of grant (NIS)	Expected dividend	Expected volatility	Risk free interest	Vesting conditions	Expected term
October 2017	1,109	1.62	None	64%	1.16%	four equal batches, following one, two, three and four years from their grant date	6 years
January 2019	947	0.506	None	74%	1.45%	will vest in 12 equals quarterly instalments over a three-year period commencing October 1, 2018	6 years
July 2019	325	0.436	None	75%	1.12%	25% will vest on the first anniversary of the grant date and 75% will vest on a quarterly basis over a period of three years thereafter	6 years

3)	The changes in the number of share options and the weighted averages of their exercise prices are as follows:

	For the year ended December 31,
	2019		2018		2017
	Number of options	Weighted average of exercise price per 1 ordinary share-(NIS)	Number of options	Weighted average of exercise price per 1 ordinary share-(NIS)	Number of options	Weighted average of exercise price per 1 ordinary share-(NIS)
Outstanding at the beginning of year	14,428,800	1.25	18,308,800	5.80	8,722,500	46.92
Granted	1,250,000	0.59	3,000,000	0.59	11,630,000	1.62
Forfeited	(5,151,000)	3.37		-	(801,064)	35.16
Expired	(1,284,500)	0.88	(6,880,000)	15.16	(1,242,636)	37.44
Outstanding at year end	9,243,300	0.88	14,428,800	1.25	18,308,800	5.80
Exercisable at year end	4,490,800	1.28	4,541,600	3.83	6,064,400	61.09

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - EQUITY (continued):

4)	The amounts of expenses that were recorded for options to employees and other service providers in the reported years are USD 259 thousand, USD 157 thousand and USD 64 thousand for the years ended December 31, 2019, 2018 and 2017, respectively.

5)	The plans are intended to be governed by the terms stipulated by Section 102 to the Israeli Income Tax Ordinance (except for the options to controlling shareholders and directors).

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

NOTE 14 - EXPENSES BY NATURE:

	Year ended December 31,
	2019	2018	2017
	USD in thousands
Payroll and related expenses	1,347	2,556	2,666
Professional fees	1,945	2,313	1,609
Materials used and subcontracted work	322	760	903
Preparation of patents	249	139	118
Rent and office maintenance	144	176	206
Depreciation and amortization	75	42	77
Vehicle maintenance	61	110	140
Travel	47	223	189
Advertising and participation in exhibitions	18	268	170
Other	263	193	200
Inventory impairment	-	328	297
TOTAL COST OF REVENUES, INVENTORY IMPAIRMENT, RESEARCH AND DEVELOPMENT, SELLING AND MARKETING AND GENERAL AND ADMINISTRATIVE EXPENSES	4,471	7,108	6,575

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

The following table presents the numerator and denominator of the basic and diluted net loss per share computations:

	Year ended December 31,
	2019	2018	2017
Numerator (USD in thousands):
Net loss attributable to Medigus Ltd. For basic loss per share	(14,178)	(6,598)	(2,545)
Adjustment of revaluation of warrants issued to investors	-	-	(476)
Net loss attributable to Medigus Ltd. for diluted loss	(14,178)	(6,598)	(3,021)

Denominator (in thousands):
Weighted average shares – denominator for basic net loss per share	78,124	41,988	12,569
Shares settlement presumed for warrants issued to investors	-	-	400
Denominator for diluted loss per share	78,124	41,988	12,969

Net loss per share attributable to Medigus Ltd. (USD)
Basic	(0.18)	(0.16)	(0.20)
Diluted	(0.18)	(0.16)	(0.23)

To compute diluted loss per share for the year ended December 31, 2019, the total number of 94,204,620 shares subject to outstanding options and warrants have not been taken into account since they have anti-dilutive effect.

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

a.	Transactions with related parties:

1):

	Year ended on December 31,
	2019	2018	2017
	USD in thousands
Benefits to related parties:
Payroll and related expenses to related parties employed by the Company* (2019: 2 recipients; 2018 and 2017: 1 recipients)	389	621	478
Compensation to directors (2019:5 recipients, 2018:8 recipients, 2017: 3 recipients) **	326	131	71

Directors’ and Officers’ insurance	158	91	71
Consultant services (see 4g and 4e below)	404	-	-

*	Includes granted options benefit aggregated to USD 61 thousand, USD 24 thousand and USD 11 thousand for the years ended December 31, 2019, 2018 and 2017, respectively. As for the method used to determine the said value and the assumptions used in calculation thereof, see Note 13c.
**	Includes granted options benefit aggregated to USD 126 thousand, USD 47 thousand and USD 11 thousand for the years ended December 31, 2019, 2018 and 2017, respectively. As for the method used to determine the said value and the assumptions used in calculation thereof, see Note 13c.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued):

2)	Compensation to key management personnel

The compensation to key management personnel for employment services they provide to the Company is as follows:

	Year ended on December 31,
	2019	2018	2017
	USD in thousands
For employment services:
Payroll and other short-term benefits	*328	**597	***467
Share based payments	61	24	11
	389	621	478

*	Including provision for bonus of approximately USD 46 thousand.

**	Including provision for bonus of approximately USD 88 thousand and provision for termination of employment of approximately USD 158 thousand.

***	Including provision for bonus of approximately USD 56 thousand.

3)	Indemnification, exemption and insurance for directors and officers of the Company

a.	The Company provides its directors and officers with an obligation for indemnification and exemption.

b.	The Company has a directors and officers’ liability insurance policy covering all Company’s directors and officers. The Company currently has directors’ and officers’ liability insurance providing total coverage of $8 million for the benefit of all of our directors and officers, in respect of which the Company is charged a twelve-month premium of $410 thousand, and which includes a deductible of up to $250,000 per claim, other than securities related claims filed in the U.S. or Canada, for which the deductible shall not exceed $1,500,000. The policy should be approved by the Company’s shareholders.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued):

4) Transactions

a.	On May 30, 2019, ScoutCam Ltd. entered into an intercompany agreement with Medigus (the “Intercompany Agreement”) according to which ScoutCam Ltd. agreed to hire and retain certain services from Medigus. The agreed upon services provided under the Intercompany Agreement included: (1) lease of office space and clean room based on actual space utilized by ScoutCam Ltd. and in shared spaces according to employee ratio; (2) utilities such as electricity water, IT and communication services based on employee ratio; (3) car services, including car rental, gas usage, payment for toll roads based on 100% of expense incurred from a ScoutCam Ltd. employee car; (4) external accountant services at a price of USD 6,000 per annum; (5) directors and officers insurance at a sum of 1/3 of Parent company cost; (6) CFO services at a sum of 50% of Parent company CFO employer cost; (7) every direct expense of ScoutCam Ltd. that is paid by the Parent company in its entirety subject to approval of such direct expenses in advance; and (8) any other mutual expense that is borne by the parties according to the Respective portion of the Mutual Expense.

In addition, ScoutCam Ltd.’s employees provide support services to Medigus.

b.	On June 3, 2019, the Company executed a capital contribution on account of additional paid in capital into ScoutCam Ltd. of an aggregate amount of USD 720 thousand.

c.	On August 27, 2019, the Company provided ScoutCam Ltd. with a line of credit in the aggregate amount of USD 500 thousand and, in exchange, ScoutCam Ltd. agreed to grant the Company a capital note that will bear an annual interest rate of 4%. The repayment of the credit line amount shall be spread over one year in monthly payments beginning January 2020.

d.	On July 31, 2019, ScoutCam Ltd. and Prof. Benad Goldwasser entered into a consulting agreement, whereby Prof. Goldwasser agreed to serve as chairman of the board of directors of ScoutCam Ltd., effective retroactively to March 1, 2019, in consideration for, inter alia, a monthly fee of $10,000 and options representing 5% of our fully-diluted share capital as of the Closing Date (see note 16(a)(4)(f)).

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued):

e.	During December 2019, ScoutCam entered into a consulting agreement with Shrem Zilberman Group Ltd. (the “Consultant”) in the amount of USD 165 thousand. A director of ScoutCam is related to one of the Consultant’s shareholders.

In addition, the Consultant will be entitled to receive the amount representing 3% of any exercise price of each Warrant A or Warrant B that may be exercised in the future (see note 4). In the event the total proceeds received as a result of exercise of Warrants will be less than $2 million at the time of their expiration, the Consultant will be required to invest $250,000 in ScoutCam Inc.

f.	On February 12, 2020, ScoutCam’s Inc. Board of Directors authorized the allotment of options to purchase 2,235,691 shares of Common Stock to Professor Benad Goldwasser, ScoutCam’s Inc. Chairman of the Board, and options to purchase 1,865,346 shares of Common Stock to certain officers of ScoutCam Inc. Each option is convertible into one share of common stock of ScoutCam Inc. of $0.001 par value at an exercise price of $0.29. See note 19c.

g.	On May 1, 2019, we entered into a consulting agreement with L.I.A Pure Capital Ltd. or Pure Capital, a company owned by Kfir Zilberman for the provision of business development and strategic consulting services, including ongoing consulting to the company, its management and its chief executive officer in the fields of M&A and investment activities. In consideration for its services, Pure Capital is entitled to a monthly fee of NIS 40,000 (approximately $11,500), a finder’s fee of 5% of any investment of equity or debt introduced by him to the company and reimbursement of expenses of up to $1,000 per month. As part of Algomizer investment Pure capital received a finder fee in the amount of USD 125 thousand.

b.	Balances with related parties:

	December 31,
	2019	2018
	USD in thousands
Current liabilities, presented in the balance sheets among “accrued compensation expenses”:
Directors fee	36	25
Consultant services	204	-
Payroll, provision for bonus and for termination of employment	52	246
	292	271

c.	As to options granted to related parties, see Note 13c.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - REVENUES:

a.	Disaggregation of Revenues:

The following table present the Group’s revenues disaggregated by revenue type for the years ended December 31, 2019, 2018 and 2017:

	Year ended on December 31,
	2019	2018	2017
	USD in thousands

Miniature camera and related equipment	188	175	306
Development services	85	217	-
MUSE and related equipment	-	44	161
	273	436	467

Revenues from products are recognized at a point of time and revenues from services are recognized over time.

b.	Contract liabilities:

The Company’s contract liabilities as of December 31, 2019 and 2018 were as follows:

	December 31,
	2019	2018
	USD in thousands
The change in deferred revenues:
Balance at beginning of year	349	179
Deferred revenue relating to new sales	2,069	200
Revenue recognition during the period	(116)	(30)
Balance at end of year	2,302	349

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - REVENUES (continued):

Composition of contract liabilities:

	December 31,
	2019	2018
	USD in thousands

Current contract liabilities	502	231
Non-current contract liabilities	(*)1,800	118
	2,302	349

(*) On June 3, 2019, the Company entered into a Licensing and Sale Agreement with Shanghai Golden Grand-Medical Instruments Ltd. (hereinafter “Golden Grand”) for the know-how licensing and sale of goods relating to MUSE system in China, Hong Kong, Taiwan and Macao. Under the agreement, the Company committed to provide a license, training services and goods to Golden Grand in consideration for USD 3 million to be paid to the Company in four milestones based installments. The final milestone and the final installment shall be completed and paid upon the completion of a MUSE assembly line in China. The payment of a substantial amount of the consideration is contingent on achievement of certain milestones such as establishing a MUSE™ assembly line in China. In the event that Company is not able to meet such milestones, due to various factors including natural disasters, public health crises, political crises and trade wars which are not under Company control, Company entitlement to the aggregate consideration under the agreement may be impaired.

Remaining Performance Obligations

Remaining Performance Obligations (“RPO”) represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. As of December 31, 2019, the total RPO amounted to $3,906 thousand. The Company expects to recognize $906 thousand of this RPO during the next 12 months and $3,000 thousand more than 12 months after the end of the reporting period (out of which the receipt of the remaining consideration amounting to $1,200 thousand is subject to meeting future milestones pursuant to the Licensing and Sale Agreement with Golden Grand as described above).

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - ENTITY LEVEL DISCLOSURES:

a.	Revenues by product:

	Year ended on December 31,
	2019	2018	2017
	USD in thousands
Miniature camera and related equipment	188	175	306
Development services	85	217	-
MUSE and related equipment	-	44	161
	273	436	467

b.	Revenues by geographical area (based on the location of customers):

	Year ended on December 31,
	2019	2018	2017
	USD in thousands
USA	138	315	115
United Kingdom	36	24	14
Germany	28	44	12
Switzerland	-	3	74
South Korea	-	7	52
Italy	-	9	49
Israel	31	12	22
Other	40	22	129
	273	436	467

c.	All of the Group’s long-lived assets are located in Israel.

d.	Major customers

Set forth below is a breakdown of Company’s revenue by major customers (major customer –revenues from these customers constitute at least 10% of total revenues in a certain year):

	Year ended on December 31,
	2019	2018	2017
	USD in thousands
Customer A	85	134

Customer B	30	92

Customer C	40	21	14

Customer D	27

Customer E		9	49

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 - EVENT SUBSEQUENT TO DECEMBER 31, 2019:

Effect of coronavirus

In December 2019, a strain of coronavirus was reported to have surfaced in Wuhan, China, and in 2020 has reached most countries, resulting in government-imposed quarantines, travel restrictions and other public health safety measures in China, the USA, Israel, and other affected countries. The various precautionary measures taken by many governmental authorities around the world in order to limit the spread of the Coronavirus, which has affected and could have an adverse effect on the global markets and its economy, including the demand for consumables, products and services, as well as on the availability and pricing of employees, resources, materials, manufacturing and delivery efforts and other aspects of the global economy.

Also, organizations of all sizes and types have closed their offices, instructing employees to remain at home and work remotely. Many organizations are not equipped to provide their entire work force with remote access to corporate resources, for both on premise and cloud environments. Some organizations do not have remote access technologies, while others have solutions that were built for the organization’s remote workers and travelers, but not for the entire work force.

At this point, the extent to which the coronavirus may impact our results is uncertain

The global effects of the coronavirus are difficult to assess or predict with meaningful precision since actual effects will depend on many factors beyond our control and knowledge at this stage, however, it may have an impact on our growth rate in the second quarter of 2020, or later.

Medigus

a.	On January 13, 2020, together with Company’s advisor Mr. Kfir Zilberman (a related party as described at note 16), the Company established a subsidiary in Delaware, in which the Company holds 90% of the share capital, under the name GERD IP, Inc., or GERD IP. In connection thereto, the Company entered into a founders agreement as of January 12, 2020, with Kfir Zilberman. The founders agreement subjects the transfer of GERD IP membership interests held by Kfir Zilberman to a right of first offer, and provides that owners of 51% of GERD IP membership interest may enforce a sale of GERD IP on the minority membership interest. The Company is obligated under the founders agreement to indemnify Kfir Zilberman for litigations expenses imposed on him or incurred by him in connection with his capacity as owner of a membership interest in GERD IP.

b.	On February 18, 2020 the Company purchased 2,284,865 ordinary shares of Matomy, representing 2.32% of the issued and outstanding share capital of Matomy for a total consideration of approximately $ 153 thousands. On March 24, 2020 the Company purchased additional 22,326,246 ordinary shares of Matomy, representing 22.67% of the issued and outstanding share capital of Matomy for a total consideration of US$ 1,464 thousands.

c.	On April 19, 2020, the Company entered an Asset Transfer Agreement, effective January 20, 2020 with Company's majority owned subsidiary GERD IP, Inc. Pursuant to the Asset Transfer Agreement, the Company transferred certain of its patents in consideration for seven (7) capital notes issued to the Company by GERD IP, Inc., of $2,000,000 each.

ScoutCam Inc.

a.	On March 3, 2020, ScoutCam allotted in a private issuance a total of 979,754 units at a purchase price of USD $0.968 per unit.

Each unit was comprised of two shares of common stock par value US$0.001 per share, one Warrant A (defined below) and two Warrants B (defined below).

Each Warrant A is exercisable into one share of common stock of ScoutCam’s at an exercise price of USD 0.595 per share during the 12 month period following the allotment.

Each Warrant B is exercisable into one share of common stock of ScoutCam’s at an exercise price of USD 0.893 per share during the 18 month period following the allotment.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 - EVENT SUBSEQUENT TO DECEMBER 31, 2019 (continued):

The immediate proceeds (gross) from the issuance of all securities offered amounted to approximately USD 948 thousands.

No shares were allocated to the Company, therefore the Company’s holding of ScoutCam decreased from 60% to 55.9%

b.	On February 2020, ScoutCam’s Board of Directors approved the 2020 Share Incentive Plan (the “Plan”). The Plan initially included a pool of 5,228,007 shares of common stock for grant to ScoutCam’s employees, consultants, directors and other service providers.

The Plan is designed to enable to grant options to purchase ordinary shares and RSUs under various and different tax regimes including, without limitation: (i) pursuant and subject to Section 102 of the Israeli Tax Ordinance or any provision which may amend or replace it and any regulations, rules, orders or procedures promulgated thereunder and to designate them as either grants made through a trustee or not through a trustee; and (ii) pursuant and subject to Section 3(i) of the Israeli Tax Ordinance.

On March 19, 2020 ScoutCam granted 4,367,515 options pursuant to the Plan. Each option is convertible into one share of common stock of ScoutCam of $0.001 par value at the exercise price of $0.29.

c.	On March 15, 2020, ScoutCam’s Board of Directors approved, among other things: (i) an increase option pool pursuant to the Plan by an additional 576,888 shares of Common Stock for future grants to employees, consultants, directors and other service providers of ScoutCam; (ii) a quarterly fee of $4,000 payable to each director, excluding Professor Benad Goldwasser; and (iii) the allotment of options to purchase 576,888 shares of Common Stock of ScoutCam to each of ScoutCam’s directors, excluding Professor Benad Goldwasser. Each option granted to the ScoutCam’s directors is convertible into one share of Common Stock at an exercise price of $0.29.

ITEM 19.	EXHIBITS

Exhibit Number	Exhibit Description
1.1	Articles of Association of Medigus Ltd., as amended(1)
2.1	Form of Deposit Agreement between Medigus Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares(2)
2.2	Form of Series A Warrant to purchase Ordinary Shares Represented by American Depositary Shares issued in connection with the March 2017 Securities Purchase Agreements(3)
2.3	Form of Placement Agent Warrant to purchase Ordinary Shares Represented by American Depositary Shares issued in connection with the March 2017 Securities Purchase Agreements(3)
2.4	Form of Series C Warrant Agent Agreement between the Registrant and Computershare Inc., as warrant agent, including Form of Series C Warrant (6)
2.5	Description of Securities(1)
4.1	2013 Share Option and Incentive Plan(2)
4.2	Compensation Policy of Medigus Ltd.(1)
4.3	Amended and Restated Inter Company Services Agreement by and between Medigus Ltd. and ScoutCam Ltd. dated April 20, 2020(1)
4.4	Form of Indemnification and Exculpation Undertaking(2)
4.5	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares issued in n with the November 30, 2016 Securities Purchase Agreements(4)
4.6	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares issued in connection with the November 24, 2017, Securities Purchase Agreements(5)
8.1	List of Subsidiaries(1)
10.1	Asset Transfer Agreement by and between the Registrant and GERD, IP, Inc. dated April 19, 2020(1)*
10.2	Founders Agreement by and between Medigus Ltd. and Kfir Zilberman dated January 12, 2020(1)
10.3	Amended and Restated Asset Transfer Agreement by and between the Registrant and ScoutCam Ltd. dated December 1, 2019(1)*
10.4	Patent License Agreement by and between the Registrant and ScoutCam Ltd. dated December 1, 2019(1)*
10.5	Securities Purchase Agreement by and between the Registrant, Algomizer Ltd. and Linkury Ltd. dated June 19, 2019(1)*
10.6	Know-How License and Sale of Goods Agreement By and between the Registrant and Shanghai MUSE Medical Science and Technology Co., Ltd. dated June 2, 2019(1)*
10.7	Amended and Restated Consulting Agreement by and between Medigus Ltd. and L.I.A Pure Capital Ltd. dated May 1, 2019(1)
12.1	Certification of Chief Executive Officer as required by rule 13a-14(a)(1)
12.2	Certification of Chief Financial Officer as required by rule 13a-14(a)(1)
13.1	Certification of Chief Executive Officer as required by rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code(1)
13.2	Certification of Chief Financial Officer as required by rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code(1)
15.1	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Medigus Ltd.(1)
15.2	Consent of Brightman Almagor Zohar & Co., Certified Public Accountant (Isr.), a firm in the Deloitte Global Netwrok, independent registered public accounting firm for Algomizer Ltd.(1)
101	Financial information from Medigus Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2019 formatted in XBRL (eXtensible Business Reporting Language)

(1)	Furnished herewith.

(2)	Previously filed with the Securities and Exchange Commission on May 7, 2015, as an exhibit to the Registrant’s registration statement on Form 20-F (File No 001-37381) and incorporated by reference herein.

(3)	Previously filed with the Securities and Exchange Commission on March 23, 2017, as an exhibit to the Registrant’s registration statement on Form F-1 (File 333-216155) and incorporated by reference herein.

(4)	Previously filed with the Securities and Exchange Commission on December 1, 2016, as an exhibit to the Registrant’s report on Form 6-K (File No 001-37381) and incorporated by reference herein.

(5)	Previously filed with the Securities and Exchange Commission on November 24, 2017, as an exhibit to the Registrant’s report on Form 6-K (File No 001-37381) and incorporated by reference herein.

(6)	Previously filed with the Securities and Exchange Commission on July 18, 2018, as an exhibit to the Registrant’s registration statement on Form F-1 (File 333-2225610) and incorporated by reference herein.

∞	English translation of original Hebrew document.

*	Certain confidential information contained in this exhibit, marked by brackets, was omitted because it is both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed. “[***]” indicates where the information has been omitted from this exhibit.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Medigus Ltd.

Date: April 21, 2020	By:	/s/ Liron Carmel
Liron Carmel
Chief Executive Officer

	By:	/s/ Tatiana Yosef
Tatiana Yosef
Chief Financial Officer