Form 20-F
period 2020-12-31
Medigus Ltd.
filed 2021-05-14
CIK 1618500

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

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

Oz Adler

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
Ordinary Shares, of no par value (2)
Series C Warrants	MDGSW	Nasdaq Capital Market

(1)	Evidenced by American Depositary Receipts.

(2)	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2020: 316,442,738 Ordinary Shares, of no par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

Large Accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Item 17 ☐               Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐               No ☒

i

INTRODUCTION

Certain Definitions

In this annual report, unless the context otherwise requires:

●	references to “Medigus,” the “Company,” “us,” “we” and “our” refer to Medigus Ltd. (the “Registrant”), an Israeli company.

●	references to ScoutCam refer to ScoutCam Inc., a company incorporated under the laws of State of Nevada, minority owned subsidiary of the Company.

●	references to Pro refer to Smart Repair Pro, Inc., a corporation incorporated under the laws of the State of California, majority owned subsidiary of the Company.

●	references to Purex refer to Purex, Corp., a corporation incorporated under the laws of the State of California, majority owned subsidiary of the Company.

●	references to Eventer refer to Eventer Technologies Ltd., a company incorporated under the laws of the State of Israel, majority subsidiary of the Company.

●	references to Gix refer to Gix Internet Ltd. (formerly known as Algomizer Ltd.), a public company incorporated under the laws of the State of Israel, a minority owned subsidiary of the Company.

●	references to Linkury refer to Linkury Ltd., a company incorporated under the laws of the State of Israel, a minority owned entity of the Company.

●	references to GERD IP refer to GERD IP, Inc., a corporation incorporated under the laws of the State of Delaware, majority owned subsidiary of the Company.

●	references to Polyrizon refer to Polyrizon Ltd., a company incorporated under the laws of the State of Israel, minority owned entity of the Company.

●	references to Charging Robotics refer to Charging Robotics Ltd., a company incorporated under the laws of the State of Israel, a wholly owned subsidiary of the Company.

●	references to “Group” refer to the Company and its consolidated subsidiaries, which are ScoutCam, Eventer, GERD IP and Medigus USA LLC.

●	references to “Ordinary Shares,” “our shares” and similar expressions refer to the Registrant’s Ordinary Shares, of no par value per share.

●	references to “ADS” refer to American Depositary Shares.

●	references to “dollars,” “U.S. dollars”, “USD” and “$” refer to United States Dollars.

●	references to “NIS” refer to New Israeli Shekels, the Israeli currency.

●	references to the “Companies Law” refer to the Israeli Companies Law, 5759-1999, as amended.

●	references to the “SEC” refer to the United States Securities and Exchange Commission.

●	references to MUSE™ refer to the Medigus Ultrasonic Surgical Endostapler, the trade name of an endoscopy system developed by the Company which is intended as a minimally invasive treatment for Gastroesophageal Reflux Disease, or GERD.

●	references to ScoutCam™ refer to the trade name of a range of micro CMOS and CCD video cameras which are suitable to both medical and industrial applications.

●	references to “endoscopy” refer to a medical procedure which is used to diagnose or treat various diseases using an endoscope (a flexible tube which contains lighting features, imaging features and a system used to direct the endoscope within bodily systems).

All share data information in this annual report on Form 20-F reflects:

●	a change in the ratio of Ordinary Shares per ADS from five Ordinary Shares per ADS to 50 Ordinary Shares per ADS effected on March 15, 2017; and

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	recent material changes in our strategy;

●	our ability to sell or license our MUSE™ technology;

●	ScoutCam’s commercial success in commercializing the ScoutCam™ system;

●	the commercial success of our recent acquisitions and investments including the commercial success of Pro, Purex and Eventer;

●	projected capital expenditures and liquidity;

●	the overall global economic environment as well as the impact of the coronavirus strain COVID-19;

●	the impact of competition and new technologies;

●	general market, political, reimbursement and economic conditions in the countries in which we operate;

●	government regulations and approvals;

●	litigation and regulatory proceedings; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Summary Risk Factors

The risk factors described below are a summary of the principal risk factors associated with an investment in us. These are not the only risks we face. You should carefully consider these risk factors, together with the risk factors set forth in Item 3D. of this Report and the other reports and documents filed by us with the SEC.

Business

●	We made material changes to our business strategy during 2019, which we continued to implement in 2020. We cannot guarantee that any of these changes will result in any value to our shareholders.

●	We have a history of operating losses, we expect to incur additional losses in the future and our ability to grow sales and achieve profitability are unpredictable.

●	We will need additional funding. If we are unable to raise capital, we will be forced to reduce or eliminate our operations.

●	The global outbreak of COVID-19 (coronavirus) may negatively impact the global economy in a significant manner for an extended period of time, and also adversely affect our operating results in a material manner.

●	Our ability to freely operate our business is limited as a result of certain covenants included in our Series C Warrants.

●	Pro, Purex, Gix and Eventer each rely on key employees and highly skilled personnel, and, if they are unable to attract, retain or motivate qualified personnel, they may not be able to operate its business effectively.

ScoutCam’s, ScoutCam™ Business

●	ScoutCam’s reliance on third-party suppliers for most of the components of ScoutCam products could harm ScoutCam’s ability to meet demand for ScoutCam products in a timely and cost-effective manner.

●	Because of its limited operating history, ScoutCam may not be able to successfully operate its business or execute its business plan.

●	The commercial success of the ScoutCam™ or any future product, depends upon the degree of market acceptance by the medical community as well as by other prospect markets and industries.

●	ScoutCam expects to face significant competition. If it cannot successfully compete with new or existing products, its marketing and sales will suffer and may never be profitable.

Pro and Purex Business

●	Our e-commerce operations are reliant on the Amazon marketplace and fulfillment by Amazon and changes to the marketplace, Amazon services and their terms of use may harm Pro and Purex business.

●	Certain aspects of Pro and Purex business is reliant on foreign manufacturing and international sales which expose us to risks that could impeded plans of expansion and growth.

●	Potential growth of Pro and Purex is based on international expansion, making us susceptible to risks associated with international sales and operations.

v

Business of Eventer

●	If Eventer fails to maintain and improve the quality of its platform, it may not be able to attract clients seeking to manage their online and offline events or facilitate ticket sales for events.

●	Eventer’s business is highly sensitive to public tastes. It is dependent on its ability to secure popular artists and other live music events. Eventer’s ticketing clients may be unable to anticipate or respond to consumer preferences changes, which may result in decreased demand for its services.

●	Eventer faces intense competition in the online and offline event and ticketing industries. It may not be able to maintain or increase its current revenue, which could adversely affect its business, financial condition, and operations results.

Gix’s Business and Industry

●	Gix’s advertising customers as well as exchanges through which ad inventory is sold may reduce or terminate their business relationship with Gix at any time. If customers or exchanges representing a significant portion of Gix’s revenue reduce or terminate their relationship with Gix, it could have a material adverse effect on Gix’s business, its results of operations and financial condition.

●	Due to rapid changes in the Internet and the nature of services, it is difficult to accurately predict Gix’s future performance and may be difficult to increase revenue or profitability.

MUSE™ Technology Business

●	We are currently proposing our MUSE™ system business for sale or grant of license. If we are unable to sell or license our MUSE™ business or unable to sell or license it in terms acceptable to us, we will have to write off our investment in the MUSE™ system, which will adversely affect our business.

●	We have entered into a Licensing and Sale Agreement with Shanghai Golden Grand-Medical Instruments Ltd. (Golden Grand) for the know-how licensing and sale of goods relating to the Medigus Ultrasonic Surgical Endostapler (MUSE™) system in China with a substantial amount of the consideration subject to milestone achievements.

Intellectual Property

●	If we are unable to secure and maintain patent or other intellectual property protection for the intellectual property used in our products, our ability to compete will be harmed.

●	If we are unable to prevent unauthorized use or disclosure of our proprietary trade secrets and unpatented know-how, our ability to compete will be harmed.

●	We could become subject to patent and other intellectual property litigation that could be costly, result in the diversion of management’s attention, require us to pay damages and force us to discontinue selling our products.

Regulatory Compliance

●	If we or our contractors or service providers fail to comply with regulatory laws and regulations, we or they could be subject to regulatory actions, which could affect our ability to develop, market and sell our products in the medical field and any other or future products that we may develop and may harm our reputation in the medical field.

●	Regulatory reforms may adversely affect our ability to sell our products profitably.

Operations in Israel

●	Our headquarters, manufacturing facilities, and administrative offices are located in Israel and, therefore, our results may be adversely affected by military instability in Israel.

●	Exchange rate fluctuations between foreign currencies and the U.S. Dollar may negatively affect our earnings.

●	The government tax benefits that we currently are entitled to receive require us to meet several conditions and may be terminated or reduced in the future.

●	In the past, we received Israeli government grants for certain of our research and development activities. The terms of those grants may require us, in addition to payment of royalties, to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel, including increase of the amount of our liabilities in connection with such grants. If we fail to comply with the requirements of the Innovation Law (as defined below), we may be required to pay penalties in addition to repayment of the grants, and may impair our ability to sell our technology outside of Israel.

Investment in the Securities

●	We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2019 or in any subsequent year. This may result in adverse U.S. federal income tax consequences for U.S. taxpayers that are holders of our securities.

●	The market prices of our securities are subject to fluctuation, which could result in substantial losses by our investors.

●	We do not know whether a market for the ADSs will be sustained or what the trading price of the ADSs will be and as a result it may be difficult for you to sell your ADSs.

●	We do not know whether a market for our Series C Warrants will be sustained or what the trading price of the Series C Warrants will be and as a result it may be difficult for you to sell your Series C Warrants.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following consolidated statements of loss and other comprehensive loss for the years ended December 31, 2020, 2019, and 2018, and the consolidated balance sheet data as of December 31, 2020, 2019 and 2018, is derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. These audited financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as set forth by the International Accounting Standard Board. The consolidated statement of operations data for the years ended December 31, 2017 and 2016 and the consolidated balance sheet data as of December 31, 2017 and 2016 is derived from other consolidated financial statements not included in this Form 20-F. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report on Form 20-F.

Consolidated Statements of Loss and Other Comprehensive Loss

	Year ended December 31,
	2020	2019	2018	2017	2016
	U.S. Dollars, in thousands, except per share and weighted average shares data
Revenues:
Products	491	188	219	467	192
Services	40	85	217	-	357
	531	273	436	467	549

Cost of revenues:
Products	988	370	164	219	81
Services	46	85	115	-	95
Inventory impairment	-	-	328	297	-
	1,034	455	607	516	176

Gross Profit (Loss)	(503)	(182)	(171)	(49)	373

Research and development expenses	997	609	1,809	2,208	3,655
Sales and marketing expenses	471	326	1,354	846	2,125
General and administrative expenses	5,494	3,081	3,338	3,005	3,684
Net income from change in fair value of financial assets at fair value through profit or loss	797	92	-	-	-
Share of net loss of associates accounted for using the equity method	170	216	-	-	-
Amortization of excess purchase price of an associate	546
Listing expenses		10,098	-	-	-
Operating loss	(7,384)	(14,420)	(6,672)	(6,108)	(9,091)
Changes in fair value of warrants issued to investors	338	142	148	3,502	25
Financial income (expenses) in respect of deposits, bank commissions and exchange differences, net	205	99	(54)	54	87
Loss before taxes on income	(6,841)	(14,179)	(6,578)	(2,552)	(8,979)
Taxes benefit (Taxes on income)	(9)	1	(20)	7	(28)
Loss for the year	(6,850)	(14,178)	(6,598)	(2,545)	(9,007)
Other comprehensive loss for the year, net of tax	35	(41)	-	-	-

Total comprehensive loss for the year	(6,815)	(14,219)	(6,598)	(2,545)	(9,007)

Loss for the year is attributable to:
Owners of Medigus	(4,325)	(14,178)	(6,598)	(2,545)	(9,007)
Non-controlling interest	(2,525)	-	-	-	-
	(6,850)	(14,178)	(6,598)	(2,545)	(9,007)

Total comprehensive income for the period is attributable to:
Owners of Medigus	(4,278)	(14,219)	(6,598)	(2,545)	(9,007)
Non-controlling interest	(2,537)	-	-	-	-
	(6,815)	(14,219)	(6,598)	(2,545)	(9,007)

Basic loss per ordinary share(1)	(0.03)	(0.18)	(0.16)	(0.20)	(2.62)
Diluted loss per ordinary share(1)	(0.03)	(0.18)	(0.16)	(0.23)	(2.62)

Weighted average number of ordinary shares outstanding used to compute (in thousands)(1):
Basic loss per share	133,445	78,124	41,988	12,569	3,440
Diluted loss per share	133,445	78,124	41,988	12,969	3,440

(1)	Adjusted to reflect

●	a change in the ratio of ordinary shares per ADS from five ordinary shares per ADS to 50 ordinary shares per ADS effected on March 15, 2017; and

●	a 1-for-10 reverse share split of our ordinary shares effected on July 13, 2018, together with a change in the ratio of ordinary shares per ADSs, such that after the reverse share split was implemented each ADS represents 20 post- reverse share split ordinary shares, instead of 50 pre- reverse share split ordinary shares.

For more information see “Item 4. Information on the Company A. History and Development of the Company.”

	As of December 31,
	2020	2019	2018	2017	2016
	U.S. Dollars (in thousands)

Balance Sheet Data:
Cash and cash equivalents	22,363	7,036	10,625	2,828	3,001
Short-term Investment	547	-	-	-	-
Short-term deposit	-	-	-	3,498	-
Total assets	32,335	13,334	11,239	7,210	4,724
Total non-current liabilities(2)	2,627	1,838	197	183	226
Accumulated deficit	(80,982)	(76,657)	(62,479)	(55,881)	(53,336)
Non-controlling interests	3,233	1,424	-	-	-
Total equity	26,194	8,131	8,079	5,511	2,927

(2)	We adopted Amendments to International Accounting Standard 1, “Classification of Liabilities as Current or Non-Current,” under which we classified in the statement of financial position warrants as part of current liabilities. The amendment was applied retrospectively.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Business

We made material changes to our business strategy during 2019, which we continued to implement in 2020. We cannot guarantee that any of these changes will result in any value to our shareholders.

Since 2019, we have materially changed our business model, adjusted our exclusive focus on the medical device industry to include other industries, abandoned our strategy to commercialize the MUSE™ system, transferred our ScoutCam™ activity into our subsidiary, ScoutCam Ltd., and consummated a securities exchange agreement in relation to ScoutCam Ltd. As a result of these changes, we have acquired substantial stakes in a number of ventures, including but not limited to online business activities such as ad-tech, e-commerce and online event management. We cannot guarantee that these strategic decisions will derive the anticipated value to our shareholders, or any value at all.

We have a history of operating losses, we expect to incur additional losses in the future and our ability to grow sales and achieve profitability are unpredictable.

We have incurred losses since our incorporation and we are likely to continue to incur significant net losses for at least the next several years as we continue to pursue our strategy. As of December 31, 2020, we had an accumulated deficit of $81 million and incurred total comprehensive losses of approximately $6.8 million, 14.2 million and $6.6 million in the years ended December 31, 2020 and 2019 and 2018, respectively. Our losses have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital. Any failure to achieve and maintain profitability would continue to have an adverse effect on our shareholders’ equity and working capital and could result in a decline in our share price or cause us to cease operations.

Our ability to reach profitability depends on many factors, which include:

●	successfully implementing our business strategy;

●	increasing revenues; and

●	controlling costs

There can be no assurance that we will be able to successfully implement our business plan, meet our challenges and become profitable in the future.

We will need additional funding. If we are unable to raise capital, we will be forced to reduce or eliminate our operations.

During the year ended December 31, 2020, the Group incurred a total comprehensive loss of approximately $6.8 million and a negative cash flows from operating activities of approximately $5 million. Furthermore, in the recent years, the Group has suffered recurring losses from operations, negative cash flows from operating activities and has an accumulated deficit as of December 31, 2020.

As of December 31, 2020, we had a total cash and cash equivalents balance of approximately $22 million. Our management expects that we will continue to generate operating losses. Our management plans to continue to fund its operations primarily through utilization of its financial resources. In addition, we may raise additional capital or realize some of our investments in other entities in order to fund our operating needs. Our management is of the opinion that based on our current operating plan it will be able to carry out its plan for more than a year after the issuance date of this annual report on Form 20-F. However, we anticipate that we are likely to continue to incur significant net losses for at least the next year. There is no assurance however, that we will be successful in obtaining the level of financing needed for our operations. If we are unable to obtain additional sufficient financing our business and results of operations will be materially harmed.

On March 22, 2021, ScoutCam, as part of a private placement, undertook to issue units to certain investors for an aggregate purchase price of $20 million. There are no assurances however, that ScoutCam will be successful in obtaining the further financing needed for its operations. If ScoutCam is unsuccessful in commercializing its products and securing sufficient financing, it may need to reduce activities, curtail or even cease operations.

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

The global outbreak of COVID-19 (coronavirus) may negatively impact the global economy in a significant manner for an extended period of time, and also adversely affect our operating results in a material manner.

The COVID-19 pandemic, including the efforts to combat it, has had and may continue to have a widespread effect on our business. In response to the pandemic, public health authorities and local and national governments have implemented measures that have and may continue to impact our business, including voluntary or mandatory quarantines, restrictions on travel and orders to limit the activities of non-essential workforce personnel. As of the date of this annual report, the COVID-19 (coronavirus) pandemic had made a significant impact on global economic activity, with governments around the world, including Israel, having closed office spaces, public transportation and schools, and restricting travel. These closures and restrictions, if continued for a sustained period, could trigger a global recession that could negatively impact our business in a material manner. We are actively monitoring the pandemic and we are taking any necessary measures to respond to the situation in cooperation with the various stakeholders.

In light of the evolving nature of the pandemic and the uncertainty it has produced around the world, we do not believe it is possible to predict with precision the pandemic’s cumulative and ultimate impact on our future business operations, liquidity, financial condition and results of operations. For example, travel restrictions have adversely affected our ability to timely achieve certain milestones included in our Golden Grand Agreement and has delayed the recognition revenues deriving therefrom. These travel restrictions have also impacted our sales and marketing efforts and those of our subsidiaries. In addition, a substantial portion of Eventer’s business relates to leisure event management, the scope of which was greatly reduced as a result of governmental policies and measures tailored to address to spread of COVID-19. To the extent that these measures remain in place, Eventer’s business and result of operations could be harmed.

The extent of the impact of the pandemic on our business and financial results will depend largely on future developments, including the duration of the spread of the outbreak and any future “waves” of the outbreak, globally and specifically within Israel and the United States. In addition, the extent of the impact on capital and financial markets, foreign currencies exchange and governmental or regulatory orders that impact our business are highly uncertain and cannot be predicted. If economic conditions generally or in the industries in which we operate specifically, worsen from present levels, our results of operations could be adversely affected and our financial condition will depend on future developments that are highly uncertain and cannot be predicted, including new government actions or restrictions, new information that may emerge concerning the severity, longevity and impact of the COVID-19 pandemic on economic activity.

Additionally, concerns over the economic impact of the pandemic have caused extreme volatility in financial markets, which has adversely impacted and may continue to adversely impact our share price and our ability to access capital markets. To the extent the pandemic or any worsening of the global business and economic environment as a result adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this annual report.

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

Pro, Purex, Gix and Eventer each rely on key employees and highly skilled personnel, and, if they are unable to attract, retain or motivate qualified personnel, they may not be able to operate its business effectively.

The success of Gix, Pro, Purex and Eventer depends largely on the continued employment of their senior management and key personnel who can effectively operate its business and its ability to attract and retain skilled employees. Competition for highly skilled management, technical, research and development, and other employees is intense, and Gix, Pro, Purex and Eventer may not be able to attract or retain highly qualified personnel in the future. If any of the key employees of Gix, Pro, Purex and Eventer leave or are terminated, and such companies fail to manage a transition to new personnel effectively, or if they fail to attract and retain qualified and experienced professionals on acceptable terms, the business, financial condition and results of operations of Gix, Pro, Purex and Eventer could be adversely affected.

We, and our subsidiaries, are subject to stringent and changing laws, regulations, standards, and contractual obligations related to privacy, data protection, and data security. The actual or perceived failure to comply with such obligations could harm our business.

Our subsidiaries and we receive, collect, store, process, transfer, and use personal information and other data relating to users of our products, our employees and contractors, and other persons. We have legal and contractual obligations regarding the protection of confidentiality and appropriate use of certain data, including personal information. We are subject to numerous federal, state, local, and international laws, directives, and regulations regarding privacy, data protection, and data security and the collection, storing, sharing, use, processing, transfer, disclosure, and protection of personal information and other data, the scope of which are changing, subject to differing interpretations, and may be inconsistent among jurisdictions or conflict with other legal and regulatory requirements. We are also subject to certain contractual obligations to third parties related to privacy, data protection and data security. We strive to comply with our applicable policies and applicable laws, regulations, contractual obligations, and other legal obligations relating to privacy, data protection, and data security to the extent possible. However, the regulatory framework for privacy, data protection and data security worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other legal obligations or our practices. Further, any significant change to applicable laws, regulations or industry practices regarding the collection, use, retention, security or disclosure of data, or their interpretation, or any changes regarding the manner in which the consent of users or other data subjects for the collection, use, retention or disclosure of such data must be obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process user data or develop new services and features.

If our subsidiaries or we were found in violation of any applicable laws or regulations relating to privacy, data protection, or security, our business may be materially and adversely affected and we would likely have to change our business practices and potentially the services and features available through our platform. In addition, these laws and regulations could impose significant costs on us and could constrain our ability to use and process data in manners that may be commercially desirable. In addition, if a breach of data security were to occur or to be alleged to have occurred, if any violation of laws and regulations relating to privacy, data protection or data security were to be alleged, or if we had any actual or alleged defect in our safeguards or practices relating to privacy, data protection, or data security, our solutions may be perceived as less desirable, and our business, prospects, financial condition, and results of operations could be materially and adversely affected.

We also expect that there will continue to be new laws, regulations, and industry standards concerning privacy, data protection, and information security proposed and enacted in various jurisdictions. For example, the data protection landscape in the European Union (“EU”) is currently evolving, resulting in possible significant operational costs for internal compliance and risks to our business. The EU adopted the General Data Protection Regulation or GDPR, which became effective in May 2018, and contains numerous requirements and changes from previously existing EU laws, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies. Among other requirements, the GDPR regulates the transfer of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States. Failure to comply with the GDPR could result in penalties for noncompliance (including possible fines of up to the greater of €20 million and 4% of our global annual turnover for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by individuals under Article 82 of the GDPR).

In addition to the GDPR, the European Commission has another draft regulation in the approval process that focuses on a person’s right to conduct a private life. The proposed legislation, known as the Regulation of Privacy and Electronic Communications, or ePrivacy Regulation, would replace the current ePrivacy Directive. Originally planned to be adopted and implemented at the same time as the GDPR, the ePrivacy Regulation is still being negotiated.

Additionally, in June 2018, California passed the California Consumer Privacy Act, or CCPA, which provides new data privacy rights for California consumers and new operational requirements for covered companies. Specifically, the CCPA provides that covered companies must provide new disclosures to California consumers and afford such consumers new data privacy rights that include the right to request a copy from a covered company of the personal information collected about them, the right to request deletion of such personal information, and the right to request to opt-out of certain sales of such personal information. The CCPA became operative on January 1, 2020. The California Attorney General can enforce the CCPA, including seeking an injunction and civil penalties for violations. The CCPA also provides a private right of action for certain data breaches expected to increase data breach litigation. The CCPA may require us to modify our data practices and policies and to incur substantial costs and expenses in order to comply. On November 3, 2020, California voters passed the California Privacy Rights Act (“CPRA”) into law, which will take effect in January 2023 and will significantly modify the CCPA, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. More generally, some observers have noted the CCPA and CPRA could mark the beginning of a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business.

In addition, failure to comply with the Israeli Privacy Protection Law 5741-1981, and its regulations as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions), and in certain cases, criminal liability. Current pending legislation may result in a change in the current enforcement measures and sanctions.

Any failure or perceived failure by our subsidiaries or by us to comply with our posted privacy policies, our privacy-related obligations to users or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or data security may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, other obligations, and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our platform. Additionally, if third parties we work with violate applicable laws, regulations, or contractual obligations, such violations may put our users’ data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

Risks Related to Our Subsidiary, ScoutCam’s, ScoutCam™ Business

ScoutCam’s reliance on third-party suppliers for most of the components of ScoutCam products could harm ScoutCam’s ability to meet demand for ScoutCam products in a timely and cost-effective manner.

Though ScoutCam attempts to ensure the availability of more than one supplier for each important component in any product that ScoutCam commissions, the number of suppliers engaged in the provision of miniature video sensors which are suitable for ScoutCam’s Complementary Metal Oxide Semiconductor, or CMOS, technology products is very limited, and therefore in some cases ScoutCam engages with a single supplier, which may result in ScoutCam dependency on such supplier. This is the case regarding sensors for the CMOS type technology that is produced by a single supplier in the United States. As ScoutCam does not have a contract in place with this supplier, there is no contractual commitment on the part of such supplier for any set quantity of such sensors. The loss of ScoutCam sole supplier in providing ScoutCam with miniature sensors for ScoutCam’s CMOS technology products, and ScoutCam inability or delay in finding a suitable replacement supplier, could significantly affect ScoutCam’s business, financial condition, results of operations and reputation.

Because of its limited operating history, ScoutCam may not be able to successfully operate its business or execute its business plan.

In 2019, we transferred our ScoutCam™ activity, which had limited operation activity, into a wholly-owned subsidiary, ScoutCam Ltd. On December 26, 2019, we consummated a securities exchange agreement with Intellisense Solutions Inc., under which we received 60% of the issued and outstanding stock of Intellisense Solutions Inc. in consideration for 100% of our holdings in ScoutCam Ltd. Simultaneously with the securities exchange agreement, Intellisense Solutions Inc. raised $3.3 million dollars (gross) based on a post money valuation of $13.3 million dollars. Following the aforementioned transactions, Intellisense Solutions Inc. changed its name to ScoutCam Inc. Given the limited operating history, it is hard to evaluate ScoutCam’s proposed business and prospects. ScoutCam’s proposed business operations is subject to numerous risks, uncertainties, expenses and difficulties associated with early-stage enterprises. Such risks include, but are not limited to, the following:

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

Furthermore, ScoutCam has a history of losses, and may not be able to generate sufficient revenues to achieve and sustain profitability, and as a result, there is substantial doubt about its ability to continue as a going concern following the fiscal year ended December 31, 2020.

Because ScoutCam is subject to these risks, evaluating its business may be difficult, its business strategy may be unsuccessful and it may be unable to address such risks in a cost-effective manner, if at all. If ScoutCam is unable to successfully address these risks, its business and any proceeds derived from it by the Company could be harmed.

The commercial success of the ScoutCam™ or any future product, depends upon the degree of market acceptance by the medical community as well as by other prospect markets and industries.

Any product that ScoutCam commissions or brings to the market may or may not gain market acceptance by prospective customers.

The commercial success of ScoutCam’s technologies commissioned products, and any future product that it may develop depends in part on the medical community as well as other industries for various use cases, depending on the acceptance by such industries of its commissioned products as a useful and cost-effective solution compared to current technologies. To date, ScoutCam has not yet commenced proactive market penetration in other industries, with the exception of the biomedical sector. If ScoutCam’s technology or any future product that may be developed does not achieve an adequate level of acceptance, or does not garner significant commercial appeal, ScoutCam may not generate significant revenue and may not become profitable. The degree of market acceptance will depend on a number of factors, including:

●	the cost, safety, efficacy/performance, and convenience of the ScoutCam technology and any future product that ScoutCam may develop in relation to alternative products;

●	the ability of third parties to enter into relationships with ScoutCam without violating their existing agreements;

●	the effectiveness of ScoutCam’s sales and marketing efforts;

●	the strength of marketing and distribution support for, and timing of market introduction of, competing products; and

●	publicity concerning ScoutCam’s products or competing products.

ScoutCam’s efforts to penetrate industries and educate the marketplace on the benefits of its technology, and reasons to seek the commissioning of products based on its technology, may require significant resources and may never be successful. Such efforts to educate the marketplace may require more resources than are required by conventional technologies.

ScoutCam expects to face significant competition. If it cannot successfully compete with new or existing products, its marketing and sales will suffer and may never be profitable.

ScoutCam expects to compete against existing technologies and proven products in different industries. In addition, some of these competitors, either alone or together with their collaborative partners, operate larger research and development programs than ScoutCam does, and have substantially greater financial resources than it does, as well as significantly greater experience in obtaining applicable regulatory approvals applicable to the commercialization of ScoutCam’s technologies and future products.

If ScoutCam is unable to establish sales, marketing and distribution capabilities or enter into successful relationships with third parties to perform these services, it may not be successful in commercializing our ScoutCam™.

ScoutCam is currently a B2B company, and its business is reliant on its ability to successfully attract potential business targets. Furthermore, ScoutCam has a limited sales and marketing infrastructure and has limited experience in the sale, marketing or distribution of its technologies beyond the B2B model. To achieve commercial success for its technologies or any future developed product, it will need to establish a sales and marketing infrastructure or to out-license such future products.

In the future, ScoutCam may consider building a focused sales and marketing infrastructure to market any future developed products and potentially other product in the United States or elsewhere in the world. Similarly, ScoutCam may consider evolving its business model in the future and adopting a business-to-consumer approach, or B2C. There are risks involved with establishing its own sales, marketing and distribution capabilities. For example, recruiting and training a sales force could be expensive and time consuming and could delay any product launch. This may be costly, and ScoutCam’s investment would be lost if it cannot retain or reposition its sales and marketing personnel.

Factors that may inhibit ScoutCam’s efforts to commercialize its products on its own include:

●	its inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

●	the inability of sales personnel to obtain access to potential customers;

●	the lack of complementary products to be offered by sales personnel, which may put ScoutCam at a competitive disadvantage relative to companies with more extensive product lines; and

●	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If ScoutCam is unable to establish its own sales, marketing and distribution capabilities or enter into successful arrangements with third parties to perform these services, its revenues and its profitability may be materially adversely affected.

In addition, ScoutCam may not be successful in entering into arrangements with third parties to sell, market and distribute its ScoutCam™ or other products inside or outside of the United States or may be unable to do so on terms that are favorable to it. ScoutCam likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market its products effectively. If ScoutCam does not establish sales, marketing and distribution capabilities successfully, either on its own or in collaboration with third parties, it will not be successful in commercializing its technologies or any future products ScoutCam may develop.

ScoutCam depends on the success of micro ScoutCam™ for ScoutCam’s revenue, which could impair ScoutCam’s ability to achieve profitability.

ScoutCam plans to derive most of its future revenue from the development services of its imaging equipment and its flagship micro ScoutCam™ and through the engagement with target businesses that are interested in the commissioning of certain products using ScoutCam’s technology. ScoutCam’s future growth and success is largely dependent on the successful commercialization of the micro ScoutCam™ technology. If ScoutCam is unable to achieve increased commercial acceptance of the micro ScoutCam™ technology, or experience a decrease in the utilization of its product line or procedure volume, ScoutCam’s revenue would be adversely affected.

ScoutCam may be subject to product liability claims, product actions, including product recalls, and other field or regulatory actions that could be expensive, divert management’s attention and harm ScoutCam’s. business.

ScoutCam’s business exposes it to potential liability risks, product actions and other field or regulatory actions that are inherent in the manufacturing, marketing and sale of medical device products that it may have commissioned for a target business. ScoutCam may be held liable if its products cause injury or death or is found otherwise unsuitable or defective during usage. ScoutCam’s products incorporate mechanical and electrical parts, complex computer software and other sophisticated components, any of which can contain errors or failures. Complex computer software is particularly vulnerable to errors and failures, especially when first introduced. In addition, new products or enhancements to ScoutCam’s existing products may contain undetected errors or performance problems that, despite testing, are discovered only after installation.

If any of ScoutCam’s commissioned products are defective, whether due to design or manufacturing defects, improper use of the product, or other reasons, it may voluntarily or involuntarily undertake an action to remove, repair, or replace the product at its own expense. In some circumstances, ScoutCam will be required to notify regulatory authorities of an action pursuant to a product failure.

ScoutCam may require substantial additional funding, which may not be available to ScoutCam on acceptable terms, or at all.

ScoutCam’s cash balance as of December 31, 2020 was $3.4 million. ScoutCam may require additional funding to fund and grow our operations and to develop certain products. There can be no assurance that financing will be available in amounts or on terms acceptable to ScoutCam, if at all. In the event ScoutCam required additional capital, the inability to obtain additional capital will restrict its ability to grow and may reduce its ability to continue to conduct business operations. If ScoutCam’s require and is unable to obtain additional financing, ScoutCam’s will likely be required to curtail its development plans. In that event, current stockholders, including Medigus, would likely experience a loss of most or all of their investment. Additional funding that we do obtain may be dilutive to the interests of existing stockholders, including Medigus.

ScoutCam’s failure to effectively manage growth could impair ScoutCam’s business.

ScoutCam’s business strategy contemplates a period of rapid growth which may put a strain on ScoutCam’s administrative and operational resources, and its funding requirements. ScoutCam’s ability to effectively manage growth will require ScoutCam to successfully expand the capabilities of its operational and management systems, and to attract, train, manage, and retain qualified personnel. There can be no assurance that we will be able to do so, particularly if losses continue and ScoutCam is unable to obtain sufficient financing. If ScoutCam is unable to appropriately manage growth, ScoutCam’s business, prospects, financial condition, and results of operations could be adversely affected.

ScoutCam may not be able to manage its strategic partners effectively.

ScoutCam’s growth strategy may include strategic partners. The process to bring on, train and assist strategic partners is time-consuming and costly. ScoutCam expects to expend significant resources to undertake business, financial and legal due diligence on both existing and potential partners, and there is no guarantee that these will be successful in ultimately increasing ScoutCam’s business.

Failure to manage ScoutCam’s partners effectively may affect its success in executing its business plan and may adversely affect its business, financial condition and results of operation. ScoutCam may not realize the anticipated benefits of any or all partnerships, or may not realize them in the time frame expected.

ScoutCam may not have sufficient manufacturing capabilities to satisfy any growing demand for ScoutCam’s commissioned products. ScoutCam may be unable to control the availability or cost of producing such products.

ScoutCam’s current manufacturing capabilities may not reach the required production levels necessary in order to meet growing demands for any products ScoutCam may commission or future products it may develop. While ScoutCam do intend to purchase a manufacturing facility in Israel in the future, such an engagement has not yet materialized and it is not clear at what point ScoutCam will execute such an acquisition. In the interim, and prior to the purchase of a manufacturing facility by ScoutCam, there can be no assurance that ScoutCam’s commissioned products can be manufactured at its desired commercial quantities, in compliance with its requirements and at an acceptable cost. Any such failure could delay or prevent ScoutCam from shipping said products and marketing its technologies in accordance with its target growth strategies.

Testing of ScoutCam’s technologies potential applications for its products will be required and there is no assurance of regulatory approval.

The effect of government regulation and the need for approval may delay marketing of ScoutCam’s technologies and future potentially developed products for a considerable period of time, impose costly procedures upon ScoutCam’s activities and provide an advantage to larger companies that compete with ScoutCam. There can be no assurance that regulatory approval for any products developed by ScoutCam will be granted on a timely basis or at all. Any such delay in obtaining, or failure to obtain, such approvals would materially and adversely affect the marketing of any contemplated products and the ability to earn product revenue. Further, regulation of manufacturing facilities by state, local, and other authorities is subject to change. Any additional regulation could result in limitations or restrictions on ScoutCam’s ability to utilize any of its technologies, thereby adversely affecting ScoutCam’s operations. Various federal and foreign statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of food products. The process of obtaining these approvals and the subsequent compliance with appropriate U.S. and foreign statutes and regulations are time-consuming and require the expenditure of substantial resources. In addition, these requirements and processes vary widely from country to country.

ScoutCam’s suppliers may not be able to always supply components or products to us on a timely basis and on favorable terms, and as a result, ScoutCam’s dependency on third party suppliers can adversely affect ScoutCam’s revenue.

ScoutCam will rely on ScoutCam’s third-party suppliers for components and depend on obtaining adequate supplies of quality components on a timely basis with favorable terms to manufacture ScoutCam’s commissioned products. Some of those components that ScoutCam sell are provided by a limited number of suppliers. ScoutCam’s will be subject to disruptions in its operations if its sole or limited supply contract manufacturers decrease or stop production of components or do not produce components and products of sufficient quantity. Alternative sources for ScoutCam’s components will not always be available. Many of ScoutCam’s components are manufactured overseas, so they have long lead times, and events such as local disruptions, natural disasters or political conflict may cause unexpected interruptions to the supply of our products or components.

It is ScoutCam’s intention, as mentioned in its use of proceeds, to allocate financial resources to improve ScoutCam’s inventory management, including establishing an inventory buffer of components appropriate to ScoutCam’s business. However, ScoutCam cannot assure that its attempt will be successful or that product or component shortages will not occur in the future. If ScoutCam cannot supply commissioned products or future potentially developed products due to a lack of components, or are unable to utilize other components in a timely manner, ScoutCam’s business will be significantly harmed. If inventory shortages continue, they could be expected to have a material and adverse effect on ScoutCam’s future revenues and ability to effectively project future sales and operating results.

ScoutCam relies on highly skilled personnel, and, if ScoutCam is unable to attract, retain or motivate qualified personnel, it may not be able to operate its business effectively.

ScoutCam’s success depends in large part on continued employment of senior management and key personnel who can effectively operate its business, as well as its ability to attract and retain skilled employees. Competition for highly skilled management, technical, research and development and other employees is intense and ScoutCam may not be able to attract or retain highly qualified personnel in the future. In making employment decisions, particularly in the job candidates often consider the value of the equity awards they would receive in connection with their employment. ScoutCam’s long-term incentive programs may not be attractive enough or perform sufficiently to attract or retain qualified personnel.

If any of ScoutCam’s employees leaves ScoutCam, and ScoutCam fails to effectively manage a transition to new personnel, or if ScoutCam fails to attract and retain qualified and experienced professionals on acceptable terms, ScoutCam business, financial condition and results of operations could be adversely affected.

ScoutCam’s success also depends on having highly trained financial, technical, recruiting, sales and marketing personnel. ScoutCam will need to continue to hire additional personnel as ScoutCam’s business grows. A shortage in the number of people with these skills or ScoutCam’s failure to attract them could impede ScoutCam’s ability to increase revenues from its existing technology and services, ensure full compliance with international and federal regulations, or launch new product offerings and would have an adverse effect on ScoutCam’s business and financial results.

ScouCam may have difficulty in entering into and maintaining strategic alliances with third parties.

ScoutCame has entered into, and may continue to enter into, strategic alliances with third parties to gain access to new and innovative technologies and markets. These parties are often large, established companies. Negotiating and performing under these arrangements involves significant time and expense, and ScoutCam may not have sufficient resources to devote to strategic alliances, particularly those with companies that have significantly greater financial and other resources than ScoutCam do. The anticipated benefits of these arrangements may never materialize, and performing under these arrangements may adversely affect ScoutCam’s results of operations.

ScoutCam may not be able to obtain patents or other intellectual property rights necessary to protect its proprietary technology and business.

ScoutCam may seek to patent concepts, components, processes, designs and methods, and other inventions and technologies that it considers to have commercial value or that will likely give it a technological advantage. Despite devoting resources to the research and development of proprietary technology, ScoutCam may not be able to develop technology that is patentable or protectable. Patents may not be issued in connection with pending patent applications, and claims allowed may not be sufficient to allow them to use the inventions that they create exclusively. Furthermore, any patents issued could be challenged, re-examined, held invalid or unenforceable or circumvented and may not provide sufficient protection or a competitive advantage. In addition, despite efforts to protect and maintain patents, competitors and other third parties may be able to design around their patents or develop products similar to ScoutCam work products that are not within the scope of their patents. Finally, patents provide certain statutory protection only for a limited period of time that varies depending on the jurisdiction and type of patent.

Prosecution and protection of the rights sought in patent applications and patents can be costly and uncertain, often involve complex legal and factual issues and consume significant time and resources. In addition, the breadth of claims allowed in its patents, their enforceability and its ability to protect and maintain them cannot be predicted with any certainty. The laws of certain countries may not protect intellectual property rights to the same extent as the laws of the United States. Even if ScoutCam’s patents are held to be valid and enforceable in a certain jurisdiction, any legal proceedings that it may initiate against third parties to enforce such patents will likely be expensive, take significant time and divert management’s attention from other business matters. ScoutCam cannot assure that any of its issued patents or pending patent applications provide any protectable, maintainable or enforceable rights or competitive advantages to it.

In addition to patents, ScoutCam will rely on a combination of copyrights, trademarks, trade secrets and other related laws and confidentiality procedures and contractual provisions to protect, maintain and enforce its proprietary technology and intellectual property rights in the United States and other countries. However, its ability to protect its brands by registering certain trademarks may be limited. In addition, while it will generally enter into confidentiality and nondisclosure agreements with its employees, consultants, contract manufacturers, distributors and resellers and with others to attempt to limit access to and distribution of its proprietary and confidential information, it is possible that:

●	misappropriation of its proprietary and confidential information, including technology, will nevertheless occur;

●	ScoutCam’s confidentiality agreements will not be honored or may be rendered unenforceable;

●	third parties will independently develop equivalent, superior or competitive technology or products;

●	disputes will arise with its current or future strategic licensees, customers or others concerning the ownership, validity, enforceability, use, patentability or registrability of its intellectual property; or

●	unauthorized disclosure of ScoutCam’s know-how, trade secrets or other proprietary or confidential information will occur.

ScoutCam cannot assure that it will be successful in protecting, maintaining or enforcing its intellectual property rights. If ScoutCam is unsuccessful in protecting, maintaining or enforcing its intellectual property rights, then its business, operating results and financial condition could be materially adversely affected, which could:

●	adversely affect ScoutCam’s reputation with customers;

●	be time-consuming and expensive to evaluate and defend;

●	cause product shipment delays or stoppages;

●	divert management’s attention and resources;

●	subject ScoutCam to significant liabilities and damages;

●	require ScoutCam to enter into royalty or licensing agreements; or

●	require ScoutCam to cease certain activities, including the sale of products.

If it is determined that ScoutCam has infringed, violated or is infringing or violating a patent or other intellectual property right of any other person or if it is found liable in respect of any other related claim, then, in addition to being liable for potentially substantial damages, ScoutCam may be prohibited from developing, using, distributing, selling or commercializing certain of its technologies unless it obtains a license from the holder of the patent or other intellectual property right. ScoutCam cannot assure that it will be able to obtain any such license on a timely basis or on commercially favorable terms, or that any such licenses will be available, or that workarounds will be feasible and cost-efficient. If ScoutCam do not obtain such a license or find a cost-efficient workaround, its business, operating results and financial condition could be materially adversely affected and it could be required to cease related business operations in some markets and restructure ScoutCam’ business to focus on its continuing operations in other markets.

ScoutCam may be unable to keep pace with changes in technology as ScoutCam’s business and market strategy evolves.

ScoutCam will need to respond to technological advances in a cost-effective and timely manner in order to remain competitive. The need to respond to technological changes may require ScoutCam to make substantial, unanticipated expenditures. There can be no assurance that ScoutCam will be able to respond successfully to technological change.

Risks Related to Pro and Purex’s Business

Our e-commerce operations are reliant on the Amazon marketplace and fulfillment by Amazon and changes to the marketplace, Amazon services and their terms of use may harm Pro and Purex business.

Pro and Purex products are sold predominantly on the Amazon marketplace, with the fulfillment aspect of the operations carried out entirely by Amazon utilizing the fulfilled by Amazon, or FBA, model. In order to continue to utilize the Amazon Marketplace and FBA, Pro and Purex must comply with the applicable policies and terms of use relating to these services. Such policies and terms of use may be altered or amended at Amazon’s sole discretion, including changes regarding the cost of securing these services, and changes that increase the burden of compliance and requirements, may cause Pro and Purex to alter their business model in order to comply, cause us to incur additional costs, and the results of Pro and Purex business can be negatively impacted. Non-compliance with applicable terms of use and policies can result in the removal of one or more products from the market place and suspension of fulfillment services which would have an adverse effect on Pro and Purex results of operations. Although Pro and Purex exert efforts in order to ensure ongoing compliance and no notices of non-compliance have been received to date, we cannot assure that events of this kind will not occur in the future.

Certain aspects of Pro and Purex business is reliant on foreign manufacturing and international sales, which expose us to risks that could impede plans of expansion and growth.

The manufacturers or the products sold on Pro and Purex online stores are located in China. As such, Pro and Purex business is affected by inter-country trade agreements and tariffs. There may be additional, changes to existing trade agreements, greater restrictions on free trade and significant increases in tariffs on goods imported into the United States, particularly those manufactured in China, Mexico and Canada. Future actions of the U.S. administration and that of foreign governments, including China, with respect to tariffs or international trade agreements and policies remains currently unclear. The escalation of a trade war, tariffs, retaliatory tariffs or other trade restrictions on products and materials imported by Pro and Purex from China may impede their supply chain and ability to provide products which could adversely affect their business, financial condition, operating results and cash flows.

Potential growth of Pro and Purex is based on international expansion, making us susceptible to risks associated with international sales and operations.

Pro and Purex currently sell products exclusively in the U.S. and they intend to expand their operations to reach new markets and localities. For example, Pro has completed the requisite processes in order to offer its products through the Amazon marketplace to the United Kingdom, major European countries, Singapore and Australia. Conducting international operations subjects us to certain risks which include localization of solutions and products and adapting them to local practices and regulatory requirements, exchange rate fluctuations and unexpected changes in tax, trade laws, tariffs, governmental controls and other trade restriction. To the extent that Pro and Purex do not succeed in expanding their operations internationally and managing the associated legal and operational risks, their results of operations may be adversely affected.

Pro and Purex operating results are subject to seasonal fluctuations.

The e-commerce business is seasonal in nature and the fourth quarter is a significant period for Pro and Purex operating results due to the holiday season. As a result, revenue and income (loss) from operations generally decline (increase) in the first quarter sequentially from the fourth quarter of the previous year. Any disruption in Pro and Purex ability to process and fulfill customer orders during the fourth quarter could have a negative effect on their quarterly and annual operating results. For example, if a large number of customers purchase Pro and Purex products in a short period of time due to increased holiday demand, inefficient management of Pro and Purex inventory may prevent them from efficiently fulfilling orders, which may reduce sales and harm their brands.

Risks Related to of Eventer’s Business

If Eventer fails to maintain and improve the quality of its platform, it may not be able to attract clients seeking to manage their online and offline events or facilitate ticket sales for events.

To satisfy both clients seeking to manage online and offline events through Eventer’s platform, Eventer needs to continue to improve the user experience and innovate and introduce features and services that both event managers and ticket purchasers find useful cause them to use Eventer’s platform more frequently. In addition, Eventer needs to adapt, expand and improve its platform and user interfaces to keep up with changing user preferences. Eventer invests substantial resources in researching and developing new features and enhancing its platform by incorporating these new features, improving the functionality, and adding other improvements to meet users’ evolving demands. The success of any enhancements or improvements to Eventer’s platform or any new features depends on several factors, including timely completion, adequate quality testing, integration with technologies on the platform and overall market acceptance. Because further development of Eventer’s platform is complex, challenging, and dependent upon an array of factors, the timetable for the release of new features and enhancements to Eventer’s platform is difficult to predict, and it may not offer new features as rapidly as users of its platform require or expect.

It is difficult to predict the problems Eventer may encounter in introducing new features to its platform. Eventer may need to devote significant resources to creating, supporting, and maintaining these features. Eventer provides no assurance that its initiatives to improve the user experience will be successful. Eventer also cannot predict whether users will well receive any new features or whether improving its platform will be successful or sufficient to offset the costs incurred to offer these new features. If Eventer is unable to improve or maintain its platform’s quality, its business, prospects, financial condition, and results of operations could be materially and adversely affected.

Eventer’s business is highly sensitive to public tastes. It is dependent on its ability to secure popular artists and other live music events. Eventer’s ticketing clients may be unable to anticipate or respond to consumer preferences changes, which may result in decreased demand for its services.

Eventer’s business is highly sensitive to rapidly changing public tastes and is dependent on the availability of popular artists and events. Eventer’s live entertainment business depends on its ability to anticipate the tastes of consumers and offer events that appeal to them. Since Eventer relies on unrelated parties to create and perform at live music events as well as online events, any lack of availability of popular artists could limit its ability to generate revenue. If artists do not choose to perform, or if Eventer cannot secure performances and events to be managed and ticketed through its platform, Eventer’s business would be adversely affected. Furthermore, Eventer’s business could be adversely affected if artists utilizing its platform do not tour or perform as frequently as anticipated, or if such tours or performances are not as widely attended by fans as anticipated due to changing tastes, general economic conditions or otherwise.

Eventer faces intense competition in the online and offline event and ticketing industries. It may not be able to maintain or increase its current revenue, which could adversely affect its business, financial condition, and operations results.

Eventer is active in highly competitive industries, and it may not be able to maintain or increase its current revenue due to such competition. Online and offline leisure events compete with other entertainment forms for consumers’ discretionary spending and within this industry, Eventer faces competition from other promoters and venue operators. Eventer’s competitors compete for relationships with popular music artists and other service providers who have a history of being able to book artists for concerts and events. These competitors may engage in more extensive development efforts, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential artists. Due to increasing artist influence and competition to attract and maintain artist clients for events managed on Eventer’s platform, it may enter into agreements on terms that are less favorable to it, which could negatively impact the number of commissions collected from ticket sales which may adversely affect its financial results. Eventer’s competitors may develop services and advertising options equivalent to or superior to those they provide or achieve greater market acceptance and brand recognition than it achieves. Across the live music and entertainment industry, it is possible that new competitors may emerge and rapidly acquire significant market share.

Eventer’s business faces significant competition from other ticketing service providers to continuously secure new and retain existing clients. Additionally, it faces significant and increasing challenges from companies that sell self-ticketing systems and clients who choose to self-ticket by integrating such systems into their existing operations or the acquisition of primary ticket services providers. The advent of new technology, particularly as it relates to online ticketing, has amplified this competition. The intense competition that Eventer faces in the ticketing industry could cause the volume of ticketing services to decline.

If our Eventer subsidiary fails to offer high-quality customer service, their brand and reputation could suffer.

Eventer’s clients rely on the platform to plan and manage online and offline events and expect a high level of user experience and customer service relating to both the event management functions of the platform as well as ticket sales. Providing such quality service is imperative for ensuring customer success, sustaining sales growth, and developing Eventer’s business. To the extent that Eventer cannot provide real-time support for users of its platforms, the platform may become less attractive to potential users, and its results of operations may be harmed.

The success of Eventer’s event management and ticketing solutions and other operations depends, in part, on the integrity of its systems and infrastructure, as well as affiliate and third-party computer systems, Wi-Fi, and other communication systems. System interruption and the lack of integration and redundancy in these systems and infrastructure may have an adverse impact on its business, financial condition, and operations results.

System interruption and the lack of integration and redundancy in the information systems and infrastructure, utilized for Eventer’s platform as well as other computer systems and third-party software, Wi-Fi and other communications systems service providers on which Eventer relies, may adversely affect its ability to operate the platform, process and fulfill transactions, respond to customer inquiries and generally maintain cost-efficient operations. Such interruptions could occur by virtue of natural disasters, malicious actions such as hacking or acts of terrorism or war, or human error. In addition, the loss of some or all of certain key personnel could require Eventer to expend additional resources to continue to maintain its software and systems and could subject it to systems interruptions. The infrastructure required to operate Eventer’s platform requires an ongoing investment of time, money, and effort to maintain or refresh hardware and software and ensure it remains at a level capable of servicing the demand and volume of business it receives. Failure to do so may result in system instability, degradation in performance, or unfixable security vulnerabilities that could adversely impact both the business and the consumers utilizing Eventer’s services.

While Eventer has backup systems for certain aspects of its operations, disaster recovery planning by its nature cannot be sufficient for all eventualities. In addition, Eventer may not have adequate insurance coverage to compensate for losses from a major interruption. If any of these adverse events were to occur, it could adversely affect Eventer’s business, financial condition, and operations results.

Eventer’s success depends, in significant part, on entertainment and leisure events and economic and other factors adversely affecting such events could have a material adverse effect on its business, financial condition and results of operations.

A decline in attendance at or reduction in the number of entertainment and leisure events may have an adverse effect on Eventer’s revenue and operating income. In addition, during periods of economic slowdown and recession, many consumers have historically reduced their discretionary spending and advertisers have reduced their advertising expenditures. The impact of economic slowdowns on Eventer’s business is difficult to predict, but they may result in reductions in ticket sales and the ability to generate revenue. The risks associated with Eventer’s businesses may become more acute in periods of a slowing economy or recession, which may be accompanied by a decrease in attendance at entertainment and leisure events. Many of the factors affecting the number and availability of entertainment and leisure events are beyond Eventer’s control. For example, COVID-19 has led to lockdowns and governmental restrictions on live entertainment and leisure events as well as restrictions regarding the attendance of such events. Although Eventer’s platform supports the management and ticketing of online events, there is no assurance that online events will generate demand on par with live events, which could adversely affect Eventer’s operations results.

Eventer’s business depends on discretionary consumer and enterprise spending. Many factors related to corporate spending and discretionary consumer spending, including economic conditions affecting disposable consumer income such as unemployment levels, fuel prices, interest rates, changes in tax rates and tax laws that impact companies or individuals, and inflation can significantly impact Eventer’s operating results. Business conditions, as well as various industry conditions, including corporate marketing and promotional spending and interest levels, can also significantly impact Eventer’s operating results. These factors can affect attendance at online and offline events, advertising, and spending, as well as the financial results of venues, events, and the industry. Negative factors such as challenging economic conditions and public concerns over terrorism and security incidents, particularly when combined, can impact corporate and consumer spending and one negative factor can result in more than another. There can be no assurance that consumer and corporate spending will not be adversely impacted by current economic conditions or by any future deterioration in economic conditions, thereby possibly impacting Eventer’s operating results and growth.

Errors, defects, or disruptions in Eventer’s platform could diminish its brand, subject it to liability, and materially and adversely affect its business, prospects, financial condition, and operations results.

Any errors, defects, or disruptions in Eventer’s platform or other performance problems with its platform could harm its brand and may damage the businesses of artists and clients that manage events on its platform. Eventer’s online systems, including its website and mobile apps, could contain undetected errors, or “bugs,” that could adversely affect their performance. Additionally, Eventer regularly updates and enhances its website, platform, and other online systems and introduces new versions of its software products and apps. These updates may contain undetected errors when first introduced or released, which may cause disruptions in its services and may, as a result, cause Eventer to lose market share, and its brand, business, prospects, financial condition and results of operations could be materially and adversely affected.

Eventer is subject to escrow, payment services, and money transmitter regulations that may materially and adversely affect its business.

Eventer relies on third-party to collect funds from ticket purchasers, remit payments to clients that manage events on its platform, and hold funds in connection with ticket purchases. Although Eventer believes that by working with third parties, its operations comply with existing applicable laws and regulatory requirements related to escrow, money transmission, handling or moving of money, existing laws or regulations may change, and interpretations of existing laws regulations may also change.

As a result, Eventer could be required to be licensed as an escrow agent or a money transmitter (or other similar licensees) in jurisdictions in which it is active or may choose to obtain such a license even if not required. As a result, Eventer may be required to register as a money services business under applicable laws and regulations. It is also possible that Eventer could become subject to regulatory enforcement or other proceedings in those jurisdictions with escrow, money transmission, or other similar statutes or regulatory requirements related to the handling or moving of money, which could, in turn, have a significant impact on its business, even if we were to ultimately prevail in such proceedings. Any developments in the laws or regulations related to escrow, money transmission, or the handling or moving of money or increased scrutiny of its business may lead to additional compliance costs and administrative overhead.

Eventer faces payment and fraud risks that could materially and adversely affect its business.

Requirements applicable to Eventer’s platform relating to user authentication and fraud detection are complex. If Eventer’s security measures do not succeed, Eventer’s business may be adversely affected. In addition, bad actors worldwide use increasingly sophisticated methods to engage in illegal activities involving personal data, such as unauthorized use of another’s identity or payment information, unauthorized acquisition or use of credit or debit card details, and other fraudulent use of another’s identity or information. This could result in any of the following, each of which could adversely affect Eventer’s business:

●	Eventer may be held liable for the unauthorized use of a credit card or bank account number by ticket purchasers and be required by card issuers or banks to pay a chargeback or return fee, and if chargeback or return rate becomes excessive, credit card networks may also require Eventer to pay fines or other fees;

●	Eventer may be subject to additional risk and liability exposure, including negligence, fraud or other claims, if employees or third-party service providers misappropriate user information for their own gain or facilitate the fraudulent use of such information; and

●	Eventer may suffer reputational damage as a result of the occurrence of any of the above.

Despite measures taken by Eventer to detect and reduce the risk of this kind of conduct, it cannot ensure that any of its measures will stop illegal or improper uses of its platform. Eventer may receive complaints from users and other third parties concerning misuse of its platform in the future. Even if these claims do not result in litigation or are resolved in Eventer’s favor, these claims, and the time and resources necessary to resolve them, could divert the resources of Eventer’s management and materially and adversely affect its business, prospects, financial condition and results of operations.

Eventer uses open source software, which could negatively affect its ability to offer its platform and subject it to litigation or other actions.

Eventer uses substantial amounts of open source software in its platform and may use more open source software in the future. From time to time, there have been claims challenging both the ownership of open source software against companies that incorporate open source software into their products and whether such incorporation is permissible under various open source licenses. U.S. and Israeli courts have not interpreted the terms of many open source licenses, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on its ability to commercialize its platform. As a result, Eventer could be subject to lawsuits by parties claiming ownership of what we believe to be open source software, or breach of open source licenses. Litigation could be costly for Eventer to defend, have a negative effect on its results of operations and financial condition, or require it to devote additional research and development resources to change its platform. In addition, if Eventer were to combine its proprietary source code or software with open source software in a certain manner, it could, under certain of the open source licenses, be required to release the source code of its proprietary software to the public. This would allow its competitors to create similar products with less development effort and time. If Eventer inappropriately uses open source software or the license terms for open source software that its uses change, Eventer may be required to re-engineer its platform, or certain aspects of it, incur additional costs, discontinue the availability of certain features, or take other remedial actions.

In addition to risks related to license requirements, open source software usage can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or assurance of title or controls on origin of the software. In addition, many of the risks associated with usage of open source software, such as the lack of warranties or assurances of title, cannot be eliminated and could, if not properly addressed, negatively affect Eventer’s business. Eventer has established processes to help alleviate these risks, but it cannot be sure that all of its use of open source software is in a manner that is consistent with its current policies and procedures or will not subject Eventer to liability.

To the extent Eventer’s security measures are compromised, its platform may be perceived as not being secure. This may result in customers curtailing or ceasing their use of Eventer’s platform, its reputation being harmed, Eventer incurring significant liabilities, and adverse effects on its results of operations and growth prospects.

Eventer’s operations involve the storage and transmission of artist and ticket purchaser data or information. Cyberattacks and other malicious internet-based activity continue to increase, and cloud-based platform providers of services are expected to continue to be targeted. Threats include traditional computer “hackers,” malicious code (such as viruses and worms), employee theft or misuse and denial-of-service attacks. Sophisticated nation-states and nation-state supported actors now engage in such attacks, including advanced persistent threat intrusions. The ticket sales solution included in Eventer’s platform stores credit card data and other customer personal information. Hackers and malicious actors may target Eventer in order to obtain credit card information. Despite significant efforts to create security barriers to such threats, it is virtually impossible for Eventer to entirely mitigate these risks. If Eventer’s security measures are compromised as a result of third-party action, employee or customer error, malfeasance, stolen or fraudulently obtained log-in credentials, or otherwise, Eventer’s reputation could be damaged, its business may be harmed, and it could incur significant liability. Eventer may be unable to anticipate or prevent techniques used to obtain unauthorized access or to compromise its systems because they change frequently and are generally not detected until after an incident has occurred. As Eventer relies on third-party and public-cloud infrastructure, it will depend in part on third-party security measures to protect against unauthorized access, cyberattacks, and the mishandling of customer data. A cybersecurity event could have significant costs, including regulatory enforcement actions, litigation, litigation indemnity obligations, remediation costs, network downtime, increases in insurance premiums, and reputational damage. Many companies that provide cloud-based services have reported a significant increase in cyberattack activity since the beginning of the COVID-19 pandemic.

Risks Related to Gix’s Business and Industry

Gix’s advertising customers as well as exchanges through which ad inventory is sold may reduce or terminate their business relationship with Gix at any time. If customers or exchanges representing a significant portion of Gix’s revenue reduce or terminate their relationship with Gix, it could have a material adverse effect on Gix’s business, its results of operations and financial condition.

Gix generally does not enter into long-term contracts with its advertising customers, and such customers do business with Gix on a non-exclusive basis. In most cases, Gix’s customers may terminate or reduce the scope of their agreements with little or no penalty or notice. Accordingly, Gix’s business is highly vulnerable to adverse economic conditions, market evolution, development of new or more compelling offerings by Gix’s competitors and development by Gix’s advertising customers of in-house replacement services. Any reduction in spending by, or loss of, existing or potential advertisers by Gix would negatively impact Gix’s revenue and operating results.

Due to rapid changes in the Internet and the nature of services, it is difficult to accurately predict Gix’s future performance and may be difficult to increase revenue or profitability.

As the digital advertising ecosystem is dynamic, seasonal and challenging, it is hard to predict Gix’s future performance and make predictions, particularly regarding the effect of Gix’s efforts to aggressively increase the distribution and profitability of its services and products. If Gix is unable to continuously improve its systems and processes, adapt to the changing and dynamic needs of its customers and align its expenses with the revenue level, it will impair Gix’s ability to structure its offerings to be compelling and profitable.

Increased availability of advertisement-blocking technologies could limit or block the delivery or display of advertisements by Gix solutions, which could undermine Gix’s business’s viability.

Advertisement-blocking technologies, such as mobile apps, anti-virus software or browser extensions that limit or block the delivery or display of advertisements, are currently available for desktop and mobile users. Furthermore, new browsers and operating systems, or updates to current browsers or operating systems, offer native advertisement-blocking technologies to their users. The more such technologies become widespread, Gix’s ability to serve advertisements to users may be impeded, and its business financial condition and results of operations may be adversely affected.

Large and established internet and technology companies, such as Google and Facebook, play a substantial role in the digital advertising market and may significantly impair Gix’s ability to operate in this industry.

Google and Facebook are substantial players in the digital advertising market and account for a large portion of the digital advertising budgets, along with other smaller players. Such high concentration subjects Gix to unilateral changes with respect to advertising on their respective platforms, which may be more lucrative than alternative methods of advertising or partnerships with other publishers that are not subject to such changes. Furthermore, Gix could have limited ability to respond to, and adjust for, changes implemented by such players.

These companies, along with other large and established Internet and technology companies, may also leverage their power to make changes to their web browsers, operating systems, platforms, networks or other products or services in a way that impacts the entire digital advertising marketplace.

The consolidation among participants within the digital advertising market could have a material adverse impact on Gix and accordingly, its business and results of operations.

The digital advertising industry has experienced substantial evolution and consolidation in recent years and Gix expects this trend to continue, increasing the capabilities and competitive posture of larger companies, particularly those that are already dominant in various ways, and enabling new or stronger competitors to emerge. This consolidation could adversely affect Gix’s business in a number of ways, including: (i) Gix’s customers or partners could acquire or be acquired by Gix’s competitors causing them to terminate their relationship with Gix; (ii) Gix’s competitors could improve their competitive position or broaden their offerings through strategic acquisitions or mergers.

The advertising industry is highly competitive. If Gix cannot compete effectively in this market, Gix’s revenues are likely to decline.

Gix faces intense competition in the marketplace. Gix operates in a dynamic market that is subject to rapid development and introduction of new technologies, products and solutions, changing branding objectives, evolving customer demands and industry guidelines, all of which affect Gix’s ability to remain competitive. There are a large number of digital media companies and advertising technology companies that offer products or services similar to Gix’s and that compete with Gix for finite advertising budgets and for limited inventory from publishers. There is also a large number of niche companies that are competitive with Gix, as they provide a subset of the services that Gix provides. Some of Gix’s existing and potential competitors may be better established, benefit from greater name recognition may offer solutions and technologies that Gix does not offer or that are more evolved than Gix, and may have significantly more financial, technical, sales, and marketing resources than Gix does. In addition, some competitors, particularly those with a larger and more diversified revenue base and a broader offering, may have greater flexibility than Gix does to compete aggressively on the basis of price and other contract terms as well as respond to market changes. Additionally, companies that do not currently compete with Gix in this space may change their services to be competitive if there is a revenue opportunity, and new or stronger competitors may emerge through consolidations or acquisitions. If Gix’s digital advertising platform and solutions are not perceived as competitively differentiated or Gix fails to develop adequately to meet market evolution, Gix could lose customers and market share or be compelled to reduce Gix’s prices and harm Gix’s operational results.

If the demand for digital advertising does not continue to grow or customers do not embrace Gix’s solutions, this could have a material adverse effect on Gix’s business and financial condition.

If customers do not embrace Gix’s solutions, or if Gix’s integration with advertising networks is not successful, or if there is a reduction in general demand for digital advertising, in spend for certain channels or solutions, or the demand for Gix’s specific solutions and offerings is decreased, Gix’s revenues could decline or otherwise, Gix’s business may be adversely affected.

Gix’s business is susceptible to seasonality, unexpected changes in campaign size, and prolonged cycle time, which could affect its business, results of operations and ability to repay indebtedness when due.

The revenue of Gix’s advertising business is affected by a number of factors, and, as a result, Gix’s profit from these operations is seasonal, including:

●	Product and service revenues are influenced by political advertising, which generally occurs every two years;

●	In any single period, product and service revenues and delivery costs are subject to significant variation based on changes in the volume and mix of deliveries performed during such period;

●	Revenues are subject to the changes in brand marketing trends, including when and where brands choose to spend their money in a given year;

●	Advertising customers generally retain the right to supplement, extend, or cancel existing advertising orders at any time prior to their completion, and Gix has no control over the timing or magnitude of these revenue changes; and

●	Relative complexity of individual advertising formats, and the length of the creative design process.

Gix’s advertising business depends on Gix’s ability to collect and use data, and any limitation on the collection and use of this data could significantly diminish the value of Gix’s solutions and cause Gix to lose customers, revenue and profit.

In most cases, when Gix delivers an advertisement, Gix is often able to collect certain information about the content and placement of the ad, the relevancy of such ad to a user, and the interaction of the user with the ad, such as whether the user viewed or clicked on the ad or watched a video. As Gix collects and aggregates data provided by billions of ad impressions and third-party providers, Gix analyzes the data in order to measure and optimize the placement and delivery of Gix’s advertising inventory and provide cross-channel advertising capabilities.

Gix publishers or advertisers might decide not to allow Gix to collect some or all of this data or might limit Gix’s use of this data. Gix’s ability to either collect or use data could be restricted by new laws or regulations, including the General Data Protection Regulation (the “GDPR”), in the European Union, which entered into effect in May 2018, and presumably broaden the definition of personal data to include location data and online identifiers, which are commonly used and collected parameters in digital advertising, and impose more stringent user consent requirements, changes in technology, operating system restrictions, requests to discontinue using certain data, restrictions imposed by advertisers and publishers, industry standards or consumer choice.

If this happens, Gix may not be able to optimize ad placement for the benefit of Gix’s advertisers and publishers, which could render Gix’s solutions less valuable and potentially result in loss of clients and a decline in revenues. For more information on privacy regulation and compliance, see also – “We are subject to stringent and changing laws, regulations, standards, and contractual obligations related to privacy, data protection, and data security. Our or our subsidiaries’ actual or perceived failure to comply with such obligations could harm our business”.

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

We have entered into a Licensing and Sale Agreement with Shanghai Golden Grand-Medical Instruments Ltd. (Golden Grand) for the know-how licensing and sale of goods relating to the Medigus Ultrasonic Surgical Endostapler (MUSE™) system in China with a substantial amount of the consideration subject to milestone achievements.

We entered into a Licensing and Sale Agreement with Shanghai Golden Grand-Medical Instruments Ltd., or Golden Grand, for the know-how licensing and sale of goods relating to the Medigus Ultrasonic Surgical Endostapler (MUSE™) system in China, Hong Kong, Taiwan and Macao. The payment of a substantial amount of the consideration is contingent on achievement of certain milestones such as establishing a MUSE™ assembly line in China. In the event that we are not able to meet such milestones, due to various factors including natural disasters, public health crises, political crises and trade wars which are not under our control, our entitlement to the aggregate consideration under the agreement may be impaired.

Due to COVID-19, our personnel’s access to China, our ability to transport the materials and equipment required in order to set up our MUSE™ assembly line is severely limited. To the extent the coronavirus outbreak persists, it may have an adverse impact on our revenues associated with MUSE™.

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

Many of our employees, including certain management members operate from our offices that are located in Omer, Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

There is currently a level of unprecedented political instability on Israel’s domestic front. The Israeli government has been in a transitionary phase since December 2018 when the Israeli Parliament, or the Knesset, first resolved to dissolve itself and call for new general elections. Israel held general elections twice in 2019 and once again in 2020. A fourth election tool place on March 23, 2021. The Knesset, for reasons related to this extended political turmoil, failed to pass a budget for the year 2021, and certain government ministries, certain of which are critical to the operation of our business, operated without necessary resources and, assuming the current political stalemate persists, may not receive sufficient funding moving forward. This political reality is further compounded by a budget deficit of NIS 160.3 billion ($50.4 billion) for the year 2020, which is roughly three times larger than in 2019 and the highest on record since Israel’s founding. Given the likelihood that the current situation will not be resolved during the next calendar year, our ability to conduct our business effectively may be adversely materially affected.

Exchange rate fluctuations between foreign currencies and the U.S. Dollar may negatively affect our earnings.

Our reporting and functional currency is the U.S. dollar. Our, ScoutCam, Pro and Purex revenues are currently primarily payable in U.S. dollars and we expect our future revenues to be denominated primarily in U.S. dollars. However, certain amount of our expenses are in NIS and as a result, we are exposed to the currency fluctuation risks relating to the recording of our expenses in U.S. dollars. We may, in the future, decide to enter into currency hedging transactions. These measures, however, may not adequately protect us from material adverse effects.

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

Some of our research and development efforts were financed in part through royalty-bearing grants, in an amount of $0.2 million that we received from the Israeli Innovation Authority of the Israeli Ministry of Economy and Industry, or IIA. When know-how is developed using IIA grants, the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 and the regulations thereunder, restricts our ability to manufacture products and transfer technology and know-how, developed as a result of IIA funding, outside of Israel.

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

The United Kingdom’s Financial Conduct Authority, which regulates the London Interbank Offered Rate (LIBOR), announced that it will no longer persuade or require banks to submit rates for LIBOR after January 1, 2022. The grants received from the IIA bear an annual interest rate based on the 12-month LIBOR. Accordingly, there is considerable uncertainty regarding the publication of LIBOR beyond 2022. While it is not currently possible to determine precisely whether, or to what extent, the withdrawal and replacement of LIBOR would affect us, the implementation of alternative benchmark rates to LIBOR may increase our financial liabilities to the IIA. To date, IIA has not published a decision regarding an alternative benchmark to be used in the LIBOR’s stead.

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

In addition, the products may be manufactured outside Israel by us or by another entity only if prior approval is received from IIA (such approval is not required for the transfer outside of Israel of less than 10% of the manufacturing capacity in the aggregate, and in such event only a notice to IIA is required). As a condition for obtaining approval to manufacture outside Israel, we would be required to pay increased royalties, which usually amount to 1% in addition to the standard royalties rate, and also the total amount of our liability to IIA will be increased to between 120% and 300% of the grants we received from IIA, depending on the manufacturing volume that is performed outside Israel (less royalties already paid to IIA). This restriction may impair our ability to outsource manufacturing rights abroad, however, it does not restrict export of our products that incorporate IIA funded know-how.

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

It may be difficult to enforce a judgment of a U.S. court against us and our officers and directors and the Israeli experts named in this annual report on Form 20-F in Israel or the United States, to assert United States securities laws claims in Israel or to serve process on our officers and directors and these experts.

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

Risks Related to an Investment Our Securities

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2019 or in any subsequent year. This may result in adverse U.S. federal income tax consequences for U.S. taxpayers that are holders of our securities.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. There can be no assurance that we are not a PFIC in 2020 and will not be a PFIC in subsequent years, as our operating results for any such years may cause us to be a PFIC. If we are a PFIC in 2020, or any subsequent year, and a U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of our securities will be subject to special rules. Under these rules: (1) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the securities; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold or have held our securities during a period when we were or are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election. A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto.

The market prices of our securities are subject to fluctuation, which could result in substantial losses by our investors.

The stock market in general and the market prices of our ADSs on Nasdaq, in particular, are or will be subject to fluctuation, and changes in these prices may be unrelated to our operating performance. We anticipate that the market prices of our securities will continue to be subject to wide fluctuations. The market price of our securities is, and will be, subject to a number of factors, including:

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

Although our ADSs trade on Nasdaq, an active trading market for the ADSs may not be sustained. It may be difficult for you to sell your ADSs without depressing the market price for the ADSs. As a result of these and other factors, you may not be able to sell your ADSs. Further, an inactive market may also impair our ability to raise capital by selling ADSs and may impair our ability to enter into strategic partnerships or acquire companies or products by using our ADSs as consideration.

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

Substantial sales of our securities on Nasdaq, may cause the market price of our securities to decline. Sales by us or our security holders of substantial amounts of our securities, or the perception that these sales may occur in the future, could cause a reduction in the market price of our securities.

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

As a public company in the United States, we incur significant accounting, legal and other expenses as a result of the listing of the ADSs on Nasdaq. These include costs associated with corporate governance requirements of the Securities Exchange Commission, or the SEC, and the Marketplace Rules of the Nasdaq, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These rules and regulations increase our legal and financial compliance costs, introduce costs such as investor relations, stock exchange listing fees and shareholder reporting, and make some activities more time consuming and costly. Any future changes in the laws and regulations affecting public companies in the United States and Israel, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and the rules of the Nasdaq Stock Market may result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

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

We are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2021.

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

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act as they apply to a foreign private issuer that is listing on a U.S. exchange for the first time, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned, and our securities price may suffer.

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

General Risk Factors

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

Our legal and commercial name is Medigus Ltd. We were incorporated in the State of Israel on December 9, 1999, as a private company pursuant to the Israeli Companies Ordinance (New Version), 1983. In February 2006, we completed our initial public offering in Israel, and until January 25, 2021 our Ordinary Shares have since traded on the Tel Aviv Stock Exchange , or TASE, under the symbol “MDGS”. The last trading day of our ordinary shares on TASE was January 21, 2021, and on January 25, 2021, three months after the date of our announcement and in accordance with applicable Israeli law, our Ordinary Shares were delisted from TASE. Following the delisting, our ADSs have continued to be traded on the Nasdaq and we continue to file public reports and make public disclosures in accordance with the rules and regulations of the SEC and Nasdaq. Holders of our Ordinary Shares were urged to convert their shares into ADSs through their banks and brokers. Every twenty (20) Ordinary Shares are convertible into one (1) ADS.

In May 2015, we listed the ADSs on Nasdaq, and since August 2015 the ADSs have been traded on Nasdaq under the symbol “MDGS”. Our Series C Warrants have been trading on Nasdaq under the symbol “MDGSW” since July 2018. Each Series C Warrant is exercisable into one ADS for an exercise price of $3.50 and will expire five years from the date of issuance. Each ADS represents 20 ordinary shares.

On February 12, 2021, following the approval our shareholders at an extraordinary general meeting of the shareholders, we amended our articles of association to eliminate the par value of its ordinary shares, such that our authorized share capital following the amendment consists of 1,000,000,000 Ordinary Shares of no par value.

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

On July 24, 2007, we formed a wholly owned subsidiary in the State of Delaware under the name Medigus USA LLC, or Medigus U.S. On October 1, 2013, a service agreement was executed between us and Medigus U.S. whereby Medigus U.S. would render services to us against reimbursement of its direct expenses as well as a premium at a reasonable rate. In February 2019, Medigus U.S. ceased its operations due to the termination of Chris Rowland, our former Chief Executive Officer, the only employee of Medigus U.S. On September 3, 2020 Medigus U.S. was dissolved.

On January 3, 2019, we formed a wholly owned subsidiary in Israel under the name ScoutCam Ltd. ScoutCam Ltd. was incorporated as part our reorganization of intended to distinguish our miniaturized imaging business, or the micro ScoutCam™ portfolio, from our other operations and to enable us to form a separate business unit with dedicated resources focused on the promotion of such technology.

We have previously engaged in the development, production and marketing of innovative endoscopic surgical devices for the treatment of Gastroesophageal Reflux Disease, or GERD, a common ailment which is predominantly treated by medical therapy (e.g., proton pump inhibitors) or in more chronic cases, conventional open or laparoscopic surgery. Our FDA-cleared and CE-marked product, known as the MUSE™ System, enables a trans-orifice procedure, or scar less procedure through a natural opening in the body, that requires no incision for the treatment of gastroesophageal reflux, or GERD by reconstruction of the esophageal valve where the stomach and the esophagus meet. On June 3, 2019, we entered into a Licensing and Sale Agreement with Golden Grand for the know-how licensing and sale of goods relating to the MUSE™ system in China, Hong Kong, Taiwan and Macao. Under the agreement, we committed to provide a license, training services and goods to Golden Grand in consideration for $3,000,000 to be paid to us in four milestone based installments. To date, some of these milestones have been achieved and hawse have received $1,800,000. The final milestone shall be completed and the final installment paid upon completion of a MUSE™ assembly line in China. We are no longer maintaining efforts to commercialize the MUSE™ System and rather are pursuing potential opportunities to sell or grant a license for the use of our MUSE™ technology.

On September 3, 2019, we consummated an investment agreement in Gix, and its wholly owned subsidiary Linkury, which operate in the field of software development, marketing, and distribution to internet users, for an aggregate investment of $5,000,000. The investment agreement contains customary provisions and warranties, and provides for us to invest NIS 5.4 million directly in Gix, which engages in internet advertising and whose shares are traded on TASE. The investment was made at a price per Gix share of NIS 4.15. We invested an additional NIS 9 million through a direct acquisition of the shares of Linkury from Gix, at a company valuation of Linkury of approximately NIS 96 million. In addition, we invested an additional $1 million in Gix through equity exchange by issuing Gix American Depositary Shares (ADRs) at a price of $3 per ADR in consideration for Gix shares based on a price per Gix share of NIS 4.15. In addition, we issued Gix warrants to purchase our ADRs in an amount equal to the ADRs issued to Gix, at an exercise price of $4 per ADR. On October 14, 2020, we notified Gix of our election to convert 793,448 ordinary shares of Linkury into Gix shares and as a result of such conversion, we are entitled to receive 9,858,698 ordinary shares of Gix. Pursuant to the provisions of the Companies Law, the issuance of shares representing 25% or more of the voting rights in a public company is subject to prior shareholder approval. We have requested that Gix convene a shareholder meeting as soon as practicably possible in order to obtain the requisite approval and affect the conversion, and on April 6, 2021 we exercised part of our right to convert Linkury conversion shares and were issued by Gix with additional 5,903,718 ordinary shares, such that following the partly conversion we hold 24.99% of Gix outstanding share capital on a fully diluted basis. The shareholder meeting of Gix has not yet been called.

On December 1, 2019, Medigus and ScoutCam Ltd. consummated a certain Amended and Restated Asset Transfer Agreement (A&R Transfer Agreement), effective March 1, 2019, which transferred and assigned certain assets and intellectual property rights related to its miniaturized imaging business, and a patent license. Under the A&R Transfer Agreement, we transferred two patent families in exchange for a license in connection with the marketing and sale of the Medigus Ultrasonic Surgical Endostapler. In addition, we granted to ScoutCam Ltd. a license to access, use, improve, develop, market and sell licensed intellectual property, including the right to any future versions, enhancements, improvements and derivative works of such licensed intellectual property in connection with the development and commercialization of the ScoutCam™ miniature video technology. On July 27, 2020, we amended the A&R Transfer Agreement such that the patents that were previously licenses to ScoutCam, were assigned to ScoutCam.

On December 30, 2019, or the Closing, we consummated a securities exchange agreement with Intellisense Solutions Inc., a Nevada corporation, or Intellisense, and as a result we assigned, transferred and delivered 100% of our holdings in ScoutCam Ltd. to Intellisense, in exchange for (i) common stock representing 60% of Intellisense’s issued and outstanding share capital as of the Closing, and (ii) in the event ScoutCam Ltd. achieves $33,000,000 in aggregate sales within the first three (3) years immediately following the Closing, we will receive additional shares of Intellisense’s common stock representing 10% of its outstanding share capital as of the Closing. Simultaneous with the Closing, Intellisense consummated a financing transaction in the aggregate amount of $3.3 million (gross) based on a company post-money valuation of $13.3 million. Following the aforementioned transaction, Intellisense changed its name to ScoutCam Inc. Following the technology transfer and the securities exchange agreement, ScoutCam began examining additional applications for our micro ScoutCam™ portfolio outside of the medical device industry, among others, the defense, aerospace, automotive, and industrial non-destructing-testing industries and is pursuing opportunities and collaborations in this field. ScoutCam plans to further expand the activity in these non-medical spaces.

On January 13, 2020, together with our advisor Mr. Kfir Zilberman we formed a subsidiary in Delaware, in which we hold 90% of the stock capital, under the name GERD IP, Inc. GERD IP was incorporated in accordance with our efforts to reorganize our assets and increase asset and organizational efficiencies. In connection thereto, we entered into a founders agreement as of January 12, 2020, with Kfir Zilberman. Under the founders agreement, we transferred certain patents to GERD IP in consideration for $14,000,000 in capital notes. We are entitled to all proceeds of GERD IP as repayment of any outstanding loans extended by us to GERD IP, before any dividend distributions, if any. The founders agreement subjects the transfer of GERD IP membership interests held by Kfir Zilberman to a right of first offer, and provides that owners of 51% of GERD IP membership interest may enforce a sale of GERD IP on the minority membership interest. We are obligated under the founders agreement to indemnify Kfir Zilberman for litigations expenses imposed on him or incurred by him in connection with his capacity as owner of a membership interest in GERD IP.

On April 19, 2020, we entered an Asset Transfer Agreement, effective January 20, 2020 with our majority owned subsidiary GERD IP. Pursuant to the Asset Transfer Agreement, we transferred certain of our patents in consideration for seven capital notes issued to us by GERD IP of $2,000,000 each.

On February 18, 2020, we purchased 2,284,865 shares of Matomy Media Group Ltd. (“Matomy”), which represents 2.32% of its issued and outstanding share capital. On March 24, 2020 we completed an additional purchase of 22,326,246 shares of Matomy, which raised our aggregate holding to 24.99% of its issued and outstanding share capital. On January 19, 2021 and March 9, 2021, we sold 2,300,000 and 11,000,000 shares of Matomy, respectively. Subsequently, following such sales and the merger of Matomy with Automax, our aggregate holdings in Matomy decreased to 4.74% of its issued and outstanding share capital.

On September 29, 2020, Matomy announced that it had entered into a memorandum of understanding with Global Automax Ltd., or Automax, an Israeli private company that imports various leading car brands to Israel and Automax’s shareholders, for a proposed merger in which the shareholders of Automax would exchange 100% of their shares in Automax for shares of Matomy, or the Merger. On November 9, 2020, Matomy signed a binding agreement for the Merger, and on March 24, 2021 the preconditions under the merger agreement were met to complete the Merger. Following the closing of the Merger, Automax shareholders held approximately 53% of the outstanding share capital of Matomy and potentially up to a maximum of 73%, due to additional share issuances which are subject to achievement of certain revenue and profit milestones by Matomy, or if the value of the Matomy’s shares reach specific values after the Merger.

On October 8, 2020, we entered into a common stock purchase agreement with Pro, Purex, and their respective stockholders, or the Purex Purchase Agreement. Pro and Purex both are in the e-Commerce field and operate online stores for the sale of various consumer products on the Amazon online marketplace. Pursuant to the Purex Purchase Agreement, we agreed to acquire 50.01% of Pro’s and 50.03% of Purex’s issued and outstanding share capital on a fully diluted basis through a combination of cash investments in the companies and acquisition of additional shares from the current shareholders of the two companies in consideration for our restricted ADSs and a cash component. We agreed to invest an aggregate amount of $1,250,000 in Pro and Purex, pay $150,000 in cash consideration to the current stockholders, and issue $500,000 worth of restricted ADSs to the current stockholders of such companies, with the value of restricted ADSs may be subject to downward adjustment based on the 2020 results of the two companies. In addition, the companies’ current shareholders are entitled to additional milestone issuances of up to an aggregate $750,000 in restricted ADSs subject to the achievement by Pro and Purex of certain milestones throughout 2021. The transactions contemplated in the definitive agreements closed on January 4, 2021. In addition, we agreed to financing arrangements including (i) providing financing by way of a stockholder loan of a principal amount equal to $250,000, which may be extended up to an aggregate cap of $1 million of which we will finance 60%; and (ii) additional financing of up to a principal amount of $1 million, to finance the acquisition of additional online Amazon stores provided that such Acquisition Financing will constitute 80% of the applicable acquisition cost, with the remaining 20% to be financed by the other Pro’ and Purex’ stockholders.

Subsequently, according to the terms of the Purex Purchase Agreement, we entered into a loan and pledge agreement, effective January 5, 2021 with our majority owned subsidiaries Pro and Purex. Pursuant to this loan and pledge agreement, we extended a $250,000 loan, with an annual interest of 4%, to be repaid on the second anniversary of the effective date.

On February 2, 2021, we entered into a loan and pledge agreement, effective February 2, 2021, and amended on February 5, 2021, or the Pro Loan and Pledge Agreement, with our majority owned subsidiary Pro and its other stockholder, to finance Pro’s additional purchases of three new brands on the Amazon online marketplace. Pursuant to the Pro Loan and Pledge Agreement, we extended a $3.76 million loan, with an annual interest of 4%, to be repaid on the fifth anniversary of the effective date. In order to secure the repayment of the loan and interest amounts, Pro granted us a fixed charge over the stores currently owned and operated by Pro, a fixed charge over the minority shares of common stock held by the other Pro stockholder, and a floating charge of Pro cash and cash equivalents.

On October 14, 2020, we signed a share purchase agreement and a revolving loan agreement with Eventer, a technology company engaged in the development of unique tools for automatic creation, management, promotion, and billing of events and ticketing sales. The Eventer transaction closed on October 26, 2020. Pursuant to the share purchase agreement, we invested $750,000 and were issued an aggregate of 325,270 ordinary shares of Eventer, representing 50.01% of Eventer’s issued and outstanding share capital on a fully diluted basis. The share purchase agreement provides that we will invest an additional $250,000 in a second tranche, subject to Eventer achieving certain post-closing EBITDA based milestones during the fiscal years 2021 through 2023.

In addition, we entered into a revolving loan agreement with Eventer, or the Loan Agreement, under which we committed to lend up to $1,250,000 to Eventer through advances of funds upon Eventer’s request and subject to our approval. We extended an initial advance of $250,000 upon closing of the Loan Agreement, or the Initial Advance. Advances extended under the Loan Agreement may be repaid and borrowed in part or in full from time to time. The Initial Advance will be repaid in twenty-four equal monthly installments, commencing on the first anniversary of the Loan Agreement. Other advances extended under the Loan Agreement will be repaid immediately following, and in no event later than thirty days following the completion of the project or purpose for which they were made. Outstanding principal balances on the advances will bear interest at a rate equal to the higher of (i) 4% per year, or (ii) the interest rate determined by the Israeli Income Tax Ordinance [New Version] 5721-1961 and the rules and regulation promulgated thereunder. Interest payments will be made on a monthly basis.

On January 7, 2021, we entered into an agreement to purchase a provisional patent filed with the United States Patent and Trademark Office and know-how relating to wireless vehicle battery charging technology in consideration for $75,000. Furthermore, we entered into a collaboration agreement with the seller, whereby the Company committed to invest $150,000 in a newly incorporated wholly owned subsidiary of the Company, Charging Robotics, incorporated on February 1, 2021, which will focus on our new electric vehicle and wireless charging activities. Pursuant to the collaboration agreement, seller is entitled to a monthly consultant fee as well as options to purchase 15% of Charging Robotics’ fully diluted share capital as of its incorporation date based on a valuation of $1,000,000.

On February 19, 2021, we entered into a joint venture agreement, or the Joint Venture Agreement, with Amir Zaid and Weijian Zhou and our wholly-owned subsidiary Charging Robotics, under which we formed a joint venture, under the name Revoltz Ltd, or Revoltz, to develop and commercialize three modular electric vehicle (EV) micro mobility vehicles for urban individual use and “last mile” cargo delivery. Under the terms of the Joint Venture Agreement, we invested an initial amount of $250,000. We were issued 19,990 ordinary shares of Revoltz, representing 19.99% of Revoltz’s issued and outstanding share capital on a fully diluted basis. The Joint Venture Agreement requires us to invest an additional $400,000 in a second tranche, subject to Revoltz achieving certain post-closing milestones, under which we will be entitled to 37.5% of Revoltz’s issued and outstanding share capital. In addition, within twelve (12) months following the completion of the second tranche (but in any event not later than December 31, 2022) we shall be entitled to invest an additional amount of $700,000 in consideration for Revoltz’s ordinary shares which, will result in us holding 50.1% Revoltz’s issued and outstanding share capital.

In July 2020, we entered into an ordinary share purchase agreement with Polyrizon, pursuant to which we purchased 19.9% of Polyrizon’s issued and outstanding capital stock on a fully diluted basis for aggregate gross proceeds of $10,000. We also agreed to loan Polyrizon $94,000. The loan does not bear any interest and is repayable only upon a deemed liquidation event, as defined in that share purchase agreement. In addition, we have an option, or the Option, to invest an additional amount of up to $1,000,000 in consideration for shares of Polyrizon such that following the additional investment, we will own 51% of Polyrizon’s capital stock on a fully diluted basis, excluding outstanding deferred shares, as defined in the share purchase agreement. The Option is exercisable until the earlier of (i) April 23, 2023, or (ii) the consummation by Polyrizon of equity financing of at least $500,000 based on a pre-money valuation of at least $10,000,000.

In addition, we entered into an exclusive reseller agreement with Polyrizon. As part of the reseller agreement, we received an exclusive global license to promote, market, and resell the Polyrizon products, focusing on a unique Biogel to protect from the COVID-19 virus. The term of the license is for four years, commencing upon receipt of sufficient FDA approvals for the lawful marketing and sale of the products globally. We also have the right to purchase the Polyrizon products on a cost-plus 15% basis for the purpose of reselling the products worldwide. In consideration of the license, Polyrizon will be entitled to receive annual royalty payments equal to 10% of our annualized operating profit arising from selling the products. To date, Poyrizon’s products have not received the requisite FDA approvals, and therefore manufacturing and commercialization efforts have not yet commenced.

On March 9, 2021, we entered into a share purchase agreement, with Polyrizon and Mr. Raul Srugo, an existing shareholder of Polyrizon, for an additional investment of up to a total of $250,000 in Polyrizon. Following an investment of $120,500, we hold approximately 33.24% of Polyrizon shares on a fully diluted basis. The closing of this transaction occurred on March 9, 2021.

Principal Capital Expenditures

Our Group had capital expenditures of approximately $324,000, $62,000 and $11,000 in the years ended on December 31, 2020, 2019, and 2018, respectively. Our capital expenditures are primarily for network infrastructure, computer hardware, purchase of machinery and software and leasehold improvements of our facilities. We have financed our capital expenditures from our available cash. We expect to maintain our capital expenditures in 2021 with a consistent volume.

There are no significant capital expenditures or divestitures currently in progress by the Company.

B.	Business Overview

Overview

The activities carried out by us, and our subsidiaries are focused on medical-related devices and products on internet and other online-related technologies, and vehicle and wireless charging activities. Our medical-related activities include miniaturized imaging equipment through Scoutcam (formerly known as Intellisense Solutions Inc.), innovative surgical devices with direct visualization capabilities for the treatment of GERD, by the Company using MUSETM, and biological gels to protect patients against biological threats and prevent intrusion of allergens and viruses through the upper airways and eye cavities through our stake and licensing arrangement with Polyrizon. Our internet-related activities include ad-tech operations through our stake in Gix, and its subsidiary Linkury. Eventer, an online event management and ticketing platform and Pro and Purex, e-Commerce companies which operate online stores for the sale of various consumer products on the Amazon online marketplace, utilizing the fulfillment by Amazon or FBA model. Our new electric vehicle and wireless charging activities include development of three modular electric vehicle and wireless vehicle battery charging technology which we develop through Charging Robotics, our recently incorporated wholly owned subsidiary.

The diversification of our core activity and our entry into the internet and online-related operations are in accordance with a change to our business model, which we initiated in 2019. Following an analysis of our previous efforts to commercialize the MUSETM system and the ScoutCamTM portfolio, we decided to broaden our activities to include operations in fields with a shorter go-to-market pathway and increased growth potential. In accordance with this strategy, we abandoned the efforts to commercialize the MUSETM system, transferred the ScoutCamTM activity to our Israel subsidiary, ScoutCam Ltd., and consummated a securities exchange agreement relating to ScoutCam Ltd. Since implementing these steps, we have pursued investments that have granted us substantial and controlling interests in other ventures, which we believe will provide a greater return to our shareholders.

Medical Activity Overview

ScoutCam – Miniaturized Imaging Equipment

We previously engaged in the development, production and marketing of innovative miniaturized imaging equipment known as the micro ScoutCam™ portfolio for use in medical procedures as well as various industrial applications, through ScoutCam Ltd. ScoutCam Ltd. was incorporated as part of our reorganization intended to distinguish our micro ScoutCam™ portfolio from our other operations and to enable us to form a separate business unit with dedicated resources, focused on the promotion of our miniaturized imaging technology. After we completed the transfer of all of our assets and intellectual property related to our miniature video cameras business into ScoutCam Ltd., we consummated a securities exchange agreement with ScoutCam (formerly known as Intellisense Solutions Inc.), under which we received 60% of the issued and outstanding stock of ScoutCam in consideration for 100% of our holdings in ScoutCam Ltd. Following the aforementioned transactions, Intellisense Solutions Inc. changed its name to ScoutCam Inc. Since the securities exchange agreement, the commercialization efforts relating to the ScoutCam™ portfolio are carried out exclusively by ScoutCam. Commercially, ScoutCam has received purchase orders for its products from a Fortune 500 company in the healthcare sector and has been added to the Approved Supplier List of a leading healthcare company. ScoutCam is examining and pursuing additional applications for the micro ScoutCam™ portfolio outside of the medical device industry, including, among others, the defense, aerospace, automotive, and industrial non-destructing-testing industries, and plans to further expand the activity in these non-medical spaces.

Since the reorganization and spinoff of the ScoutCam activity, ScoutCam has made headway in its field both in the form of achieving commercial milestones and raising additional capital to fund its operations.

On March 3, 2020, ScoutCam consummated a securities purchase agreement with certain investors in connection with the sale and issuance of $948,400 worth of units, or the Units. Each Unit consisted of (i) two shares of ScoutCam’s common stock, par value $0.001 per share, or the ScoutCam Common Stock; and (ii) (a) one warrant to purchase one share of ScoutCam Common Stock with an exercise price of $0.595, or the A Warrant, and (b) two warrants to purchase one share of ScoutCam Common Stock each with an exercise price of $0.893, or the B Warrant, at a purchase price of $0.968 per Unit. In connection with the agreement, ScoutCam issued 1,959,504 shares of ScoutCam Common Stock, 979,754 A Warrants, and 1,959,504 B Warrants to purchase shares of ScoutCam Common Stock. In addition, on May 19, 2020, we announced that ScoutCam entered into and consummated a securities purchase agreement with M. Arkin (1999) Ltd. in connection with an investment of $2,000,000 on the same terms of the previous investment. Since September 14, 2020, ScoutCam’s common stock is quoted on the OTCQB Venture Market.

On June 23, 2020, we entered into and consummated a side letter agreement with ScoutCam, whereby the parties agreed to convert, at a conversion price of $0.484 per share, an outstanding line of credit previously extended by us to ScoutCam, which as of the date thereof was $381,136, into (i) 787,471 shares of ScoutCam Common Stock, (ii) warrants to purchase 393,736 shares of ScoutCam Common Stock with an exercise price of $0.595 with a term of twelve months from the date of issuance, and (iii) warrants to purchase 787,471 shares of ScoutCam Common Stock with an exercise price of $0.893 with a term of eighteen months from the date of issuance.

On March 22, 2021, ScoutCam, as part of a private placement, issued to certain investors 22,222,223 units, or the PP Units, in exchange for an aggregate purchase price of $20 million. Each PP Unit consists of (i) one share of ScoutCam Common Stock and (ii) one warrant to purchase one share of ScoutCam Common Stock with an exercise price of $1.15 per share, or the PP Warrant. Each PP Warrant is exercisable until the close of business on March 31, 2026. Pursuant to the terms of the PP Warrants, following April 1, 2024, if the closing price of ScoutCam Common Stock equal or exceeds 135% of the exercise price (subject to appropriate adjustments for stock splits, stock dividends, stock combinations and other similar transactions after the issue date of the PP Warrants) for any thirty (30) consecutive trading days, ScoutCam may force the exercise of the PP Warrants, in whole or in part, by delivering to the investors a notice of forced exercise.

Our MUSE™ System

In addition, we have been engaged in the development, production and marketing of innovative surgical devices with direct visualization capabilities for the treatment of GERD, a common ailment, which is predominantly treated by medical therapy (e.g. proton pump inhibitors) or in chronic cases, conventional open or laparoscopic surgery. The U.S. Food and Drug Administration, or FDA, cleared and CE-marked endosurgical system, known as the MUSE™ system, enables minimally-invasive and incisionless procedures for the treatment of GERD by reconstruction of the esophageal valve via the mouth and esophagus, eliminating the need for surgery in eligible patients. We believe that this procedure offers a safe, effective and economical alternative to the current modes of GERD treatment for certain GERD patients, and has the ability to provide results that are equivalent to those of standard surgical procedures while reducing pain and trauma, minimizing hospital stays, and delivering economic value to hospitals and payors.

We seek to generate revenues by pursuing potential opportunities to sell our MUSE™ technology, or alternatively grant a license or licenses for the use of the MUSE™ technology. Our strategy includes the following key elements: (i) Our board of directors has determined that we invest in the growth, development and expansion of our consolidated subsidiaries businesses; (ii) Our board of directors has determined to examine potential opportunities to sell our MUSE™ technology, or alternatively grant a license or licenses for the use of the MUSE™ technology; and (iii) Our board of directors and management are constantly seeking and pursuing opportunities through which to leverage our assets and capabilities.

Prevalence of GERD

GERD is a worldwide disorder, with evidence suggesting an increase in GERD disease prevalence since 1995. Treatment of GERD involves a stepwise approach. The goals are to control symptoms, to heal esophagitis and to prevent recurrent esophagitis. The most common operation for GERD is called a surgical fundoplication, a procedure that prevents reflux by wrapping or attaching the upper part of the stomach around the lower esophagus and securing it with sutures. Due to the presence of the wrap or attachment, increasing pressure in the stomach compresses the portion of the esophagus, which is wrapped or attached by the stomach, and prevents acidic gastric content from flowing up into the esophagus. Today, the operation is usually performed laparoscopically: instead of a single large incision into the chest or abdomen, four or five smaller incisions are made in the abdomen, and the operator uses a number of specially designed tools to operate under video control.

Our product, the MUSE™ system for transoral fundoplication is a single use innovative device for the treatment of GERD. The MUSE™ technology is based on our proprietary platform technology, experience and know-how. Transoral means that the procedure is performed through the mouth, rather than through incisions in the abdomen. The MUSE™ system is used to perform a procedure as an alternative to a surgical fundoplication. The MUSE™ system offers an endoscopic, incisionless alternative to surgery. A single surgeon or gastroenterologist can perform the MUSE™ procedure in a transoral way, unlike in a laparoscopic fundoplication, which requires incisions.

The clearance by the FDA, or ‘Indications for Use,’ of the MUSE™ system is “for endoscopic placement of surgical staples in the soft tissue of the esophagus and stomach in order to create anterior partial fundoplication for treatment of symptomatic chronic Gastro-Esophageal Reflux Disease in patients who require and respond to pharmacological therapy”. As such, the FDA clearance covers the use by an operator of the MUSE™ endostapler as described in the above paragraph. In addition, in the pivotal study presented to the FDA to gain clearance, only patients who were currently taking GERD medications (i.e. pharmacological therapy) were allowed in the study. In addition, all patients had to have a significant decrease in their symptoms when they were taking medication compared to when they were off the medication. The FDA clearance indicated that the MUSE™ system is intended for patients who require and respond to pharmacological therapy. The MUSE™ system indication does not restrict its use with respect to GERD severity from a regulatory point of view. However, clinicians typically only consider interventional treatment options for moderate to severe GERD. Therefore, it is reasonable to expect the MUSE™ system would be primarily used to treat moderate and severe GERD in practice. The system has received 510(k) marketing clearance from the FDA in the United States, as well as a CE mark in Europe.

On June 3, 2019, we entered into a Licensing and Sale Agreement with Golden Grand, for the know-how licensing and sale of goods relating to the MUSE™ system in China, Hong Kong, Taiwan and Macao. Under the agreement, we committed to providing a license, training services and goods to Golden Grand in consideration for $3,000,000 to be paid to us in four milestone-based installments. To date, some of these milestones have been achieved and we received $1,800,000. The final milestones will be completed, and the final installment paid upon completion of a MUSE™ assembly line in China. Due to COVID-19, the implementation of certain actions required to be achieved under the milestones has been delayed, specifically due to travel restrictions. In recent months, efforts have been renewed to achieve the next milestones.

Polyrizon – Protective Biological Gels

Polyrizon is a private company engaged in developing biological gels designed to protect patients against biological threats and reduce the intrusion of allergens and viruses through the upper airways and eye cavities.

In July 2020, we entered into an ordinary share purchase agreement with Polyrizon, pursuant to which we purchased 19.9% of Polyrizon’s issued and outstanding capital stock on a fully diluted basis for aggregate gross proceeds of $10,000. We also agreed to loan Polyrizon $94,000. The loan does not bear any interest and is repayable only upon a deemed liquidation event, as defined in that share purchase agreement. In addition, we have an option, or the Option, to invest an additional amount of up to $1,000,000 in consideration for shares of Polyrizon such that following the additional investment, we will own 51% of Polyrizon’s capital stock on a fully diluted basis, excluding outstanding deferred shares, as defined in the share purchase agreement. The Option is exercisable until the earlier of (i) April 23, 2023, or (ii) the consummation by Polyrizon of equity financing of at least $500,000 based on a pre-money valuation of at least $10,000,000.

In addition, we entered into an exclusive reseller agreement with Polyrizon. As part of the reseller agreement, we received an exclusive global license to promote, market, and resell the Polyrizon products, focusing on a unique Biogel to protect from the COVID-19 virus. The term of the license is for four years, commencing upon receipt of sufficient FDA approvals for the lawful marketing and sale of the products globally. We also have the right to purchase the Polyrizon products on a cost-plus 15% basis for the purpose of reselling the products worldwide. In consideration of the license, Polyrizon will be entitled to receive annual royalty payments equal to 10% of our annualized operating profit arising from selling the products. To date, Poyrizon’s products have not received the requisite FDA approvals, and therefore manufacturing and commercialization efforts have not yet commenced.

On March 9, 2021, we entered into a share purchase agreement, with Polyrizon and Mr. Raul Srugo, an existing shareholder of Polyrizon, for an additional investment of up to a total of $250,000 in Polyrizon. Following an investment of $120,500, we hold approximately 33.24% of Polyrizon shares on a fully diluted basis. The closing of this transaction occurred on March 9, 2021.

Internet Activity Overview

Gix – Ad-Tech and Online Advertising

We currently own a minority stake in Gix and its subsidiary, Linkury. Linkury operates in the field of software development, marketing, and distribution to internet users. Gix recently announced its intention to focus its efforts on Linkury, which is the primary source of Gix’s revenues and operations, with a goal of expanding its product portfolio in the field of technological solutions for advertising and media. In the coming year, Linkury plans to launch new products in the sector of advertising technologies and mobile. Furthermore, Gix continues its efforts to seek opportunities for engaging in acquisitions of companies with significant revenues and commercial potential. Gix operates through two major arms: Gix Apps, which is distributed free of charge (as browser add-ons and desktop apps) to end-users and drives revenues from the placement of advertisements, and Gix Content, a solution platform for publishers, personalized content ads and banners per users’ preferences, based on Gix’s proprietary technologies.

Our stake in Gix and Linkury was acquired pursuant to a securities purchase agreement dated June 19, 2019, or the Agreement. Pursuant to the Agreement, we are entitled, for a period of three years following the closing of the investment, to convert any and all of our Linkury shares into Gix shares with a 20% discount over the average share price of Gix on the TASE within the 60 trading days preceding the conversion. On October 14, 2020, we notified Gix of our election to convert the 793,448 ordinary shares of Linkury that we currently own into Gix’s ordinary shares in accordance with the Agreement. As a result of the conversion, we will be entitled to receive an additional 9,858,698 ordinary shares of Gix, which, together with our current holdings, will constitute approximately 33.17% of Gix’s issued and outstanding share capital following the conversion. In addition, pursuant to the Agreement, we are entitled to an issuance of additional ordinary shares of Gix and an adjustment to our outstanding warrant to purchase Gix ordinary shares, in the event that Gix issues shares at a price per share lower than the price paid by us under the Agreement. Pursuant to the provisions of the Companies Law, the issuance of shares representing 25% or more of the voting rights in a public company is subject to prior shareholder approval. Therefore, on April 6, 2021 we exercised part of our right to convert Linkury conversion shares and were issued by Gix with additional 5,903,718 ordinary shares, such that following the partly conversion we hold 24.99% of Gix outstanding share capital on a fully diluted basis and we have requested that Gix convene a shareholder meeting as soon as practicably possible in order to obtain the requisite approval and affect the conversion in full. The shareholder meeting of Gix has not yet been called.

Eventer – Online Event Management

Eventer is a technology company engaged in the development of unique tools for automatic creation, management, promotion, and billing of events and ticketing sales. Eventer seeks to tap the growing demand for enterprise and private online communication over the last year. As such, Eventer’s systems offer and enable advanced, user-friendly solutions for online events such as online concerts, enterprise events and online conferences, in addition to management and ticket sales for events carried out in offline venues. In addition, Eventer’s platform provides individuals with the ability to create and sell tickets to custom small-scale private or public events. Eventer’s revenues are derived from commissions from sales of tickets for online and offline events planned and managed through its platform.

On October 14, 2020, we signed a share purchase agreement and a revolving loan agreement with Eventer. The Eventer transaction closed on October 26, 2020. Pursuant to the share purchase agreement, we invested $750,000 and were issued an aggregate of 325,270 ordinary shares of Eventer, representing 50.01% of Eventer’s issued and outstanding share capital on a fully diluted basis. The share purchase agreement provides that we will invest an additional $250,000 in a second tranche, subject to Eventer achieving certain post-closing EBITDA based milestones during the fiscal years 2021 through 2023.

In addition, we entered into the Loan agreement, under which we committed to lend up to $1,250,000 to Eventer through advances of funds upon Eventer’s request and subject to our approval. We extended the Initial Advance. Advances extended under the Loan Agreement may be repaid and borrowed in part or in full from time to time. The Initial Advance will be repaid in twenty-four equal monthly installments, commencing on the first anniversary of the Loan Agreement. Other advances extended under the Loan Agreement will be repaid immediately following, and in no event later than thirty days following the completion of the project or purpose for which they were made. Outstanding principal balances on the advances will bear interest at a rate equal to the higher of (i) 4% per year, or (ii) the interest rate determined by the Israeli Income Tax Ordinance [New Version] 5721-1961 and the rules and regulation promulgated thereunder. Interest payments will be made on a monthly basis.

On October 14, 2020, we entered into a share exchange agreement with Eventer’s shareholders, or the Exchange Agreement, pursuant to which, during the period commencing on the second anniversary of the Exchange Agreement and ending fifty-four (54) months following the date of the Exchange Agreement, Eventer’s shareholders may elect to exchange all of their Eventer shares for ordinary shares of our company. The number of ordinary shares of our company to which Eventer’s shareholders would be entitled pursuant to an exchange will be calculated by dividing the fair market value of each Eventer’s ordinary share, as mutually determined by our company and the shareholders, by the average closing price of an ordinary share of our company on the principal market on which its ordinary shares or ADSs are traded during the sixty days prior to the exchange date rounded down to the nearest whole number. Our board of directors may defer the exchange’s implementation in the event it determines in good faith that doing so would be materially detrimental to our company and its shareholders. In addition, the exchange may not be effected for so long as $600,000 or greater remains outstanding under the Loan Agreement, or if an event of default under the Loan Agreement has occurred.

On April 8, 2021 Eventer consummated a share purchase agreement with certain investors in connection with the sale and issuance of $2.25 million worth of its ordinary shares for an aggregate amount of $2.25 million. According to the share purchase agreement, half of the proceeds will be used for promotion of Eventer’s business through media content and space advertising in different platforms and media outlets operated by the lead investor. Following an investment of $300,000 under the described share purchase agreement we hold approximately 47.69% of Eventer Shares on a fully diluted basis.

Pro and Purex – Investment, Secondary Agreement and Loan

Pro, and Purex both are California corporations in the e-Commerce field, which operate online stores for the sale of various consumer products on the Amazon online marketplace, utilizing the fulfillment by Amazon or FBA model. Pro and Purex utilize artificial intelligence and machine learning technologies to analyze sales data and patterns on the Amazon marketplace in order to identify existing stores, niches and products that have the potential for development and growth as well as maximize sales of its existing proprietary products. Pro and Purex together manage two online stores through which three distinct product brands are marketed and sold to consumers in the United States. Pro and Purex’s strategy is to achieve organic growth and profitability by expanding to new geographies, increasing sales of its existing products through marketing and advertising efforts, development of new products and brands, supply chain optimization and inventory management. Pro has completed processes with Amazon, which will allow for it to open its stores for sale to consumers in the United Kingdom, German, France, Spain, Italy and Australia.

On October 8, 2020, we entered into the Purex Purchase Agreement with Pro, Purex, and their respective stockholders. Pro, and Purex both are in the e-Commerce field and operate online stores for the sale of various consumer products on the Amazon online marketplace. Pursuant to the Purex Purchase Agreement, we agreed to acquire 50.01% of Pro’s and 50.03% of Purex’s issued and outstanding share capital on a fully diluted basis through a combination of cash investments in the companies and acquisition of additional shares from the current shareholders of the two companies in consideration for our restricted ADSs and a cash component. We agreed to invest an aggregate amount of $1,250,000 in Pro and Purex, pay $150,000 in cash consideration to the current stockholders, and issue $500,000 worth of restricted ADSs to the current stockholders of such companies, with the value of restricted ADSs may be subject to downward adjustment based on the 2020 results of the two companies. In addition, the companies’ current shareholders are entitled to additional milestone issuances of up to an aggregate $750,000 in restricted ADSs subject to the achievement by Pro and Purex of certain milestones throughout 2021. The transactions contemplated in the definitive agreements closed on January 4, 2021. In addition, we agreed to financing arrangements including (i) providing financing by way of a stockholder loan of a principal amount equal to $250,000, which may be extended up to an aggregate cap of $1 million of which we will finance 60%; and (ii) additional financing of up to a principal amount of $1 million, to finance the acquisition of additional online Amazon stores provided that such Acquisition Financing will constitute 80% of the applicable acquisition cost, with the remaining 20% to be financed by the other Pro’ and Purex’ stockholders.

Subsequently, according to the terms of the Purex Purchase Agreement, we entered into a loan and pledge agreement, effective January 5, 2021 with our majority owned subsidiaries Pro and Purex. Pursuant to this loan and pledge agreement, we extended a $250,000 loan, with an annual interest of 4%, to be repaid on the second anniversary of the effective date.

On February 2, 2021, we entered into a loan and pledge agreement, effective February 2, 2021, and amended on February 5, 2021, or the Pro Loan and Pledge Agreement, with our majority owned subsidiary Pro and its other stockholder, to finance Pro’s additional purchases of three new brands on the Amazon online marketplace. Pursuant to the Pro Loan and Pledge Agreement, we extended a $3.76 million loan, with an annual interest of 4%, to be repaid on the fifth anniversary of the effective date. In order to secure the repayment of the loan and interest amounts, Pro granted us a fixed charge over the stores currently owned and operated by Pro, a fixed charge over the minority shares of common stock held by the other Pro stockholder, and a floating charge of Pro cash and cash equivalents.

Electric Vehicles Activity Overview

Charging Robotics Ltd.

On January 7, 2021, we entered into an agreement to purchase a provisional patent filed with the United States Patent and Trademark Office and know-how relating to wireless vehicle battery charging technology in consideration for $75,000. Furthermore, we entered into a collaboration agreement with the seller, whereby the Company committed to invest $150,000 in a newly incorporated wholly owned subsidiary of the Company, Charging Robotics, incorporated on February 1, 2021, which will focus on our new electric vehicle and wireless charging activities. Pursuant to the collaboration agreement, the seller is entitled to a monthly consultant fee as well as options to purchase 15% of Charging Robotics’ fully diluted share capital as of its incorporation date based on a valuation of $1,000,000.

Revoltz Ltd.

On February 19, 2021, we entered into the Joint Venture Agreement, with Amir Zaid and Weijian Zhou and our wholly-owned subsidiary Charging Robotics, under which we formed a joint venture, under the name Revoltz, to develop and commercialize three modular electric vehicle (EV) micro mobility vehicles for urban individual use and “last mile” cargo delivery. Under the terms of the Joint Venture Agreement, we invested an initial amount of $250,000. We were issued an aggregated 19,990 ordinary shares of Revoltz, representing 19.99% of Revoltz’s issued and outstanding share capital on a fully diluted basis. The Joint Venture Agreement requires us to invest an additional $400,000 in a second tranche, subject to Revoltz achieving certain post-closing milestones, under which we will be entitled to 37.5% of Revoltz’s issued and outstanding share capital. In addition, within twelve (12) months following the completion of the second tranche (but in any event not later than December 31, 2022) we shall be entitled to invest an additional amount of $700,000 in consideration for Revoltz’s ordinary shares which, will result in us holding 50.1% Revoltz’s issued and outstanding share capital.

Other Activities

Matomy Media Group Ltd.

We hold approximately 4.74% of the outstanding share capital of Matomy, a public company listed on the TASE.

On September 29, 2020, Matomy announced that it had entered into a memorandum of understanding with Automax for a proposed merger in which the shareholders of Automax would exchange 100% of their shares in Automax for shares of Matomy. On November 9, 2020, Matomy signed a binding agreement for the Merger, and on March 24, 2021 the preconditions under the merger agreement were met to complete the Merger. Following the closing of the Merger, Automax shareholders held approximately 53% of the outstanding share capital of Matomy and potentially up to a maximum of 73%, due to additional share issuances which are subject to achievement of certain revenue and profit milestones by Matomy, or if the value of the Matomy’s shares reach specific values after the Merger.

On October 20, 2020, Matomy held an extraordinary general meeting of shareholders and approved the cancellation of the admission of Matomy’s ordinary shares for trading on the High Growth Segment of the London Stock Exchange.

Our Strategy

Our primary goal is to generate revenues through the activities of our consolidated subsidiaries, each in their respective market and field. In addition, we seek to generate revenues by pursuing potential opportunities to sell our MUSE™ technology, or alternatively grant a license or licenses for the use of the MUSE™ technology. Our strategy includes the following key elements:

Commercialization of the products and services provided by our consolidated subsidiaries. Our board of directors has determined that we invest in the growth, development and expansion of our consolidated subsidiaries businesses.

Sell or License MUSE™ technology. Our board of directors has determined to examine potential opportunities to sell our MUSE™ technology, or alternatively grant a license or licenses for the use of the MUSE™ technology.

General Pursuit of Opportunities. Our board of directors and management are constantly seeking and pursuing opportunities through which to leverage our assets and capabilities.

Substantially material portion of our revenues in recent years was derived from the sale of miniature cameras which is currently developed and manufactured by ScoutCam. The following data reflects our total revenue arising from the following services:

	Revenues
	Year Ended December 31,
	2020	2019	2018
	(Thousands of U.S. dollars)
Sales of Miniature Cameras and related equipment	491	188	175
Development services	-	85	217
Revenues from commissions	40
Sales of the MUSE™ System	-	-	44
Total	531	273	436

The following data reflects our total revenue broken down by geographic region:

	Revenues
	Year Ended December 31,
	2020	2019	2018
	(Thousands of U.S. dollars)
United States	418	138	315
Europe	41	69	63
Asia	45	22	36
Other	27	44	22
Total	531	273	436

Seasonality of Business

During the last few years we have not seen any seasonality in our sales.

Marketing and Distribution

Sale or License of MUSE™ System

As part of our board of directors decision to examine potential opportunities to sell our MUSE™ technology, or alternatively grant a license or licenses for the use of the MUSE™ technology, our board of directors has reexamined the efforts and resources previously invested by us in our MUSE™ technology distribution agreements as well as the revenues obtained through such agreements in order to assess their financial viability. As a result of this analysis, our board of directors resolved to terminate our distribution agreements in order to redirect our resources to securing licensing agreements, which may in turn generate significant income in the short term, reduce operating expenses and lower our company’s burn rate.

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

We, ScoutCam Ltd., Charging Robotics and GERD IP own 23 U.S. patents and have filed 3 additional pending patent applications in the U.S. and 4 U.S. Provisional Patent Applications. In addition, we own 41 patents that were granted in other countries, including 21 European patents, which are not valid on their own unless validated in specific European countries, as indeed were validated according to our list of chosen European countries. We also have six pending patent applications outside of the U.S., one pending Paris Convention Treaty (PCT) patent application and eight European patents pending an opposition appeal. Our patents and any patents which may be granted under our pending patent applications, expire between 2021 to 2041.

Pursuant to the A&R Transfer Agreement, we transferred five patent families to ScoutCam Ltd. and received a license back to the transferred patents to be used in connection with the sale or license of MUSE™. In addition, we granted to ScoutCam Ltd. a license to access, use, improve, develop, market and sell licensed intellectual property, including the right to any future versions, enhancements, improvements and derivative works of such licensed intellectual property in connection with the development and commercialization of the ScoutCam™ miniature video camera technology.

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

Government Regulation

The healthcare industry, and, therefore, our business, is subject to extensive federal, state, local and foreign regulation. Some of the pertinent laws have not been definitively interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. In addition, these laws and their interpretations are subject to change.

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

We are entitled to print the CE Mark on our products, after having examined the EU Technical File for each new product.

Israeli Government Programs

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984, or the Innovation Law, research and development programs which meet specified criteria and are approved by a committee of the Israeli Innovation Authority of the Israeli Ministry of Economy and Industry, or IIA are eligible for grants from the IIA. The grant amounts are determined by the research committee, and are typically a percentage of the project’s expenditures. Under most programs, the grantee is required to pay royalties to the State of Israel from the sale of products developed under the program. Regulations under the Innovation Law generally provide for the payment of royalties of 3% to 6% on sales of products and services based on or incorporating technology developed using grants or know-how deriving therefrom, up to 100% of the grant, linked to the dollar and bearing interest at the LIBOR rate, is repaid. The royalty rates and the aggregate repayment amount may be higher if manufacturing rights are transferred outside of Israel, as further detailed below. The manufacturing rights of products incorporating technology developed thereunder may not be transferred outside of Israel, unless approval is received from the IIA and additional royalty payments are made to the State of Israel, as further detailed below. However, this does not restrict the export of products that incorporate the funded technology.

The United Kingdom’s Financial Conduct Authority, which regulates the London Interbank Offered Rate (LIBOR), announced that it will no longer persuade or require banks to submit rates for LIBOR after January 1, 2022. The grants received from the IIA bear an annual interest rate based on the 12-month LIBOR. Accordingly, there is considerable uncertainty regarding the publication of LIBOR beyond 2021. While it is not currently possible to determine precisely whether, or to what extent, the withdrawal and replacement of LIBOR would affect us, the implementation of alternative benchmark rates to LIBOR may increase our financial liabilities to the IIA.

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

In accordance with the outline of the Dental Project, we collaborated with Qioptiq on the development of an innovative miniature-diameter endoscope, with side viewing capabilities, intended for use in various dental implant procedures, the Dental Endoscope. During the Dental Project, each of the parties developed different parts of the Dental Endoscope. In accordance with the terms of the collaboration, the intellectual property which originated from the development of the Dental Endoscope remained the exclusive property of the party which developed it. Subject to the completion of the project, the parties agreed to conduct negotiations regarding the method used to produce and market the Product. The foregoing negotiations have not been conducted. In January 2019 we have notified the IIA that the Dental Project had failed due to technological reasons and that there are no revenues to be expected from this project.

Grants and Royalty Obligations

We received various grants from the IIA in connection with our participation in its programs. We received a grant of approximately $2.3 million in connection with our participation in the Bio Medical Photonics Consortium in the production of generic technology related to the partial development of miniature or the Consortium Grant. Under the terms of the Consortium Grant, we are not required to pay royalties. In addition, we received a grant of approximately $0.2 million in connection with a collaboration within the framework of the Eureka organization related to miniature endoscope for dental implants, or the Eureka Grant. Under the terms of the Eureka Grant, we would have to pay royalties at a rate of 3%-5% from the actual sales of the relevant device, up to the repayment of the grant, with the addition of interest and linkage. In January 2018 we have notified the IIA that the project that received the Eureka Grant has failed due to technological reasons and that there are no revenues to be expected from this project.

C.	Organizational Structure

We currently have three majority held subsidiaries, (i) GERD IP, Inc., a corporation incorporated in the State of Delaware, United States in which we hold 90% of its outstanding share capital, (ii) Smart Repair Pro, Inc., a corporation incorporated in the State of California, in which we hold 50.01% and (iii) Purex, Corp., a corporation incorporated under the laws of the State of California, in which we hold 50.03%. We currently own minority stakes in (i) Eventer Technologies Ltd., a company incorporated under the laws of the State of Israel in which we hold 47.69% of its outstanding share capital, (ii) Polyrizon Ltd., in which we hold 33.24% of its outstanding share capital (iii) ScoutCam Inc., a corporation incorporated in the State of Nevada, United states in which we hold 28.06% of its outstanding share capital, (iv) Gix Internet Ltd. (formerly known as Algomizer Ltd.), a company incorporated under the laws of the State of Israel, in which we hold 24.99% of its outstanding share capital, (v) Linkury Ltd. a company incorporated under the laws of the State of Israel, in which we hold 4.04% of its outstanding share capital, and (vi) Matomy Media Group Ltd., a company incorporated under the laws of the State of Israel, in which we hold 4.74% of its outstanding share capital. We have two wholly owned subsidiary, Charging Robotics Ltd. and Jeffs’ Brand Ltd., both incorporated under the laws of the State of Israel.

D.	Property, Plant and Equipment

Our offices and research and development facility are located at Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500 Israel, where we occupy approximately 45 square meters. We sub-lease our facilities from ScoutCam Ltd. The arrangement regarding the allocation of lease costs between Medigus and ScoutCam Ltd. are set out in an Amended and Restated Inter Company Services Agreement that was entered into on April 19, 2020, as amended thereafter. While we do intend to expend our offices in the future, we believe our sub-leased facilities sufficiently meets our current needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to those statements included elsewhere in this annual report on Form 20-F. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

The audited consolidated financial statements for the years ended December 31, 2020 and 2019 in this annual report have been prepared in accordance with International Financial Reporting Standards, which are standards and interpretations thereto issued by the International Accounting Standard Board.

For the purpose of this Item 5., references to “Medigus”, the “Company”, “us”, “we” and “our” refer to Medigus and its consolidated subsidiaries.

Overview

Our Israeli subsidiary, ScoutCam Ltd. and our Nevada subsidiary ScoutCam are engaged in the development, production and marketing of innovative miniaturized imaging equipment known as our micro ScoutCam™ portfolio for use in medical procedures as well as various industrial applications.

Eventer, our Israeli subsidiary is engaged in the development and commercialization of online and offline event planning software as well as ticketing solutions.

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

As of December 31, 2020, substantially material portion of our revenues have derived from ScoutCam. We anticipate that our revenue composition will defer in the year of 2021.

We have incurred net losses each year since inception. Our accumulated deficit as of December 31, 2020 aggregated to approximately $81 million. We anticipate that we are likely to continue to incur significant net losses for at least the next year as we continue the development of our products and expand our sales and marketing capabilities required to sell and market our products.

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

Financial instruments

Financial assets and financial liabilities are recognized on the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

Financial assets

Classification

The Group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value through profit or loss, and

●	those to be measured at amortized cost.

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

Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, or FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are two measurement categories into which the Group classifies its debt instruments:

●	Amortized cost: Financial assets are measured at amortized cost if both of the following conditions are met:

-	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses.

●	Fair value through profit and loss: A gain or loss on a debt investment that is subsequently measured at FVTPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.

Equity instruments

The Group subsequently measures equity investments at fair value through profit and loss except when the Group has control or significant influence. Dividends from such investments continue to be recognized in profit or loss as other income when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at FVTPL are recognized in “net change in fair value of financial assets at fair value through profit or loss” in the statement of profit or loss as applicable.

Impairment

The Group recognizes a loss allowance for expected credit losses on financial assets at amortized cost.

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. If the financial instrument is determined to have a low credit risk at the reporting date, the Group assumes that the credit risk on a financial instrument has not increased significantly since initial recognition.

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

The Group has early adopted the narrow-scope amendment to IAS 1 as described in note 2(q) to our financial statements. Accordingly, financial liabilities are classified as non-current if the Group has a substantive right to defer settlement for at least 12 months at the end of the reporting period, otherwise, they are classified as current liabilities.

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

Revenue Recognition

a)	Revenue measurement

The Group’s revenues are measured according to the amount of consideration that the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties, such as sales taxes. Revenues are presented net of VAT.

b)	Revenue recognition

The Group recognizes revenue when a customer obtains control over promised goods or services. For each performance obligation, the Group determines at contract inception whether it satisfies the performance obligation over time or satisfies the performance obligation at a point in time.

Identifying the contract

The Group accounts for a contract with a customer only when the following conditions are met:

(a)	The parties to the contract have approved the contract (in writing, orally or according to other customary business practices) and they are committed to satisfying the obligations attributable to them;

(b)	The Group can identify the rights of each party in relation to the goods or services that will be transferred;

(c)	The Group can identify the payment terms for the goods or services that will be transferred;

(d)	The contract has a commercial substance (i.e. the risk, timing and amount of the entity’s future cash flows are expected to change as a result of the contract); and

(e)	It is probable that the consideration, to which the Group is entitled to in exchange for the goods or services transferred to the customer, will be collected.

For the purpose of section (e) the Group examines, inter alia, the percentage of the advance payments received and the spread of the contractual payments, past experience with the customer and the status and existence of sufficient collateral.

If a contract with a customer does not meet all of the above criteria, consideration received from the customer is recognized as a liability until the criteria are met or when one of the following events occurs: the Group has no remaining obligations to transfer goods or services to the customer and any consideration promised by the customer has been received and cannot be returned; or the contract has been terminated and the consideration received from the customer cannot be refunded.

Identifying performance obligations

On the contract’s inception date, the Group assesses the goods or services promised in the contract with the customer and identifies as a performance obligation any promise to transfer to the customer one of the following:

(a)	Goods or services (or a bundle of goods or services) that are distinct; or
(b)	A series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer.

The Group identifies goods or services promised to the customer as being distinct when the customer can benefit from the goods or services on their own or in conjunction with other readily available resources and the Group’s promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract. In order to examine whether a promise to transfer goods or services is separately identifiable, the Group examines whether it is providing a significant service of integrating the goods or services with other goods or services promised in the contract into one integrated outcome that is the purpose of the contract.

Performance obligations are satisfied over time if one of the following criteria is met:

(a) the customer simultaneously receives and consumes the benefits provided by the Group ’s performance; (b) the Group ’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or (c) the Group ’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If a performance obligation is not satisfied over time, a Company satisfies the performance obligation at a point in time.

Determining the Transaction Price

The transaction price is allocated to each distinct performance obligations on a relative standalone selling price (“SSP”) basis and revenue is recognized for each performance obligation when control has passed. In most cases, the Group is able to establish SSP based on the observable prices of services sold separately in comparable circumstances to similar customers and for products based on the Group ’s best estimates of the price at which the Group would have sold the product regularly on a stand-alone basis. The Group reassesses the SSP on a periodic basis or when facts and circumstances change.

Costs deferred in respect of deferral of revenues are recorded as contract fulfilment assets on the Group’s consolidated balance sheet and are written down to the extent the contract is expect to incur losses.

Product Revenue

Revenues from product sales of miniature cameras through Scoutcam is recognized when the customer obtains control of the Group’s product, typically upon shipment to the customer. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenues.

Service Revenue

The Group also generates revenues from development services. Revenue from development services through Scoutcam is recognized over the period of the applicable service contract. To the extent development services are not distinct from the performance obligation relating to the subsequent mass production phase of the prototype under development, revenue from these services is deferred until commencement of the production phase of the project.

There are no long-term payment terms or significant financing components of the Group’s contracts.

The Group’s contract payment terms for product and services vary by customer. The Group assesses collectability based on several factors, including collection history.

Revenues from commissions through Eventer

The Group provides through the subsidiary Eventer services for using the event production platform in exchange for a commission from the sale of tickets for events. These services constitute a performance obligation that is fulfilled at one point in time and therefore the Group recognizes revenues at the time of the event.

The essence of the Group’s promise to the customer is to arrange for the consideration for the tickets to be provided by another party, therefore the Group’s revenues from these transactions are presented on a net basis.

Leases

Group as lessee:

The Group assesses whether a contract is or contains a lease, at inception of the contract. The Group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

Prior to January 1, 2019, the Group applied IAS 17 to account for leases. Leases are classified as operating leases whenever the terms of the lease do not transfer substantially all the risks and rewards of ownership to the lessee. Hence, the Group’s leases were operating leases.

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

Right-of-use assets measurement:

Right-of-use assets were measured at cost comprising the following:

●	the amount of the initial measurement of lease liability;

●	any lease payments made at or before the commencement date; and

●	any initial direct costs (except for initial application).

After the commencement date, the Group measures the right-of-use asset applying the cost model, less any accumulated depreciation and any accumulated impairment losses and adjusted for any remeasurement of the lease liability.

The Group applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the ‘Property, Plant and Equipment’ policy.

Right-of-use assets are depreciated by the straight-line method over the estimated useful lives of the right of use assets or the lease period, which is shorter:

Years
Property	1-2
Motor vehicles	3

Share based payments

The Group granted several equity-settled share based compensation plans to the Group’s employees and other service providers in connection with their service to the Group. The fair value of such services is calculated at the grant date and amortized to the statement of loss and other comprehensive loss during the vesting period. The total amount charged as an expense is determined taking into consideration the fair value of the options granted:

●	The fair value excludes the effect of non-market-based vesting conditions. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in note 11(c) to our financial statements.

●

Non-market vesting conditions are included among the assumptions in connection with the estimate level of options vesting period. The total expense is recognized during the vesting period, which is the period over which all of the specified vesting conditions of the share-based payment are to be satisfied.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the number of equity instruments that will eventually vest. At each reporting date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to reserves.

When the options are exercised, the Group issues new shares. The proceeds, less directly related transaction costs, are reflected in the share capital (at par value) and in share premium.

Fair value measurement of financial assets and liabilities at fair value through profit or loss

As described in Note 3 to our financial statements for the year ended December 31, 2020, the Company signed an agreement with Gix. As part of the agreement the Company received several financial assets. The fair value of these financial assets classified at FVTPL, which are not traded on an active market, is determined by using a level 3 valuation technique, see Note 5 to our financial statements for the year ended December 31, 2020.

In addition, the Company issued warrants to investors. The fair value of these warrants classified at financial liabilities through profit or loss, which are not traded on an active market, is determined by using a level 3 valuation technique, see Note 4 to our financial statements for the year ended December 31, 2020.

The fair value of these financial assets and liabilities is measured on the basis of accepted valuation models and assumptions regarding unobservable inputs used in the valuation models. The fair value mentioned above is expensed to the statement of loss and other comprehensive loss.

Listing expenses

The reverse recapitalization transaction conducted at ScoutCam Ltd.’s level was accounted for in the consolidated financial statements of the Company as a transaction with non-controlling interest in which the Company consolidated Intellisense’s net assets in consideration equal to the fair value of the shares Intellisense had to issue to Medigus as part of the reverse recapitalization transaction. The fair value could not be determined based on Intellisense’s stock market value since the trading volume of Intellisense’s common stock was nil. Therefore, the Company determined the fair value of the transaction based on the pre-money valuation of Intellisense, which was taken into account as part of the Issuance of Units to External Investors as mentioned above.

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

We adopted the amendment to IAS 1. Accordingly, we classified the statement of financial position warrants as part of current liabilities based on the rights that exist at the end of the reporting period including the right to convert into equity. The amendment was applied retrospectively and as a result we reclassified warrants presented in comparative periods to current liabilities.

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

The fair value of the warrants was calculated according to valuation methods, and based on the following assumptions:

	December 31
	2020			2019
	Standard deviation (%)	Risk-free interest (%)	Fair value ($ in thousands)	Standard deviation (%)	Risk-free interest (%)	Fair value ($ in thousands)
Warrants issued November 2017	91.72%	0.23%	36	85.23%	0.32%	40
Warrants issued March 2017	82.35%	0.13%	-	84.49%	0.19%	-
Warrants issued December 2016	80.94%	0.13%	-	82.19%	0.23%	-

Financial assets at fair value through profit or loss

On June 19, 2019 the Company signed an agreement with Gix and its wholly-owned subsidiary Linkury. (together with Gix, the “Gix Group”), for an investment of approximately $5 million in Gix Group (the “Investment Agreement”). The investment was subject to certain pre-conditions, which were met on September 3, 2019 (“Closing Date”). As part of the Investment Agreement:

a.	Medigus received 2,168,675 ordinary shares of Gix (“Gix Shares”).

b.	Medigus received 729,508 ordinary shares of Linkury (“Linkury Shares”).

c.	Medigus received 2,898,183 warrants to purchase 2,898,183 Gix shares at an exercise price of NIS 5.25 per share (“Gix Warrants”).

d.	Medigus’ investment in Gix and Linkury is based on a projection that Linkury’s net profit for 2019 will be at least NIS 15 million. In the event that Linkury’s net income is less than NIS 15 million for 2019, Medigus will be issued with additional securities in Gix Group, adjusting the price per Gix Group securities to the actual net profit for 2019, and compensating Medigus for the difference between the actual net profit and the target net profit for 2019 (“Reverse Earn Out”). Linkury net profit for 2019 was less than NIS 15 million and on September 21, 2021, we were issued with an additional 63,940 ordinary shares of Linkury, for no additional consideration.

e.	Medigus is also entitled, for a period of three years following the closing of the investment, to convert any and all of its Linkury shares into Gix ordinary shares with a 20% discount over the average share price of Gix on TASE within the 60 trading days preceding the conversion (“Conversion Right”). October 14, 2020, we notified Gix of our election to convert the 793,448 ordinary shares of Linkury that we currently own into Gix’s ordinary shares in accordance with the Conversion Right, a result of the conversion, we will be entitled to receive additional 9,858,698 ordinary shares of Gix, which, together with our current holdings, will constitute approximately 33.17% of Gix’s issued and outstanding share capital following the conversion. Due to regulatory requirement to convene a shareholders meeting for the approval of the issuance of shares representing 25% or more of the voting rights in a public company, on April 6, 2021 we exercised part of our right to convert Linkury conversion shares and were issued by Gix with additional 5,903,718 ordinary shares, such that following the partly conversion we hold 24.99% of Gix outstanding share capital on a fully diluted basis.

f.

In the event, during the three year period following the closing of the investment, Gix shall issue, or under take to issue ordinary shares with a price per share or exercise per share lower then NIS 4.15 (the “Reduced Per Share Purchase Price”), Gix shall be allocated immediately with such amounts of additional Ordinary Shares (and the Gix Warrant shall be adjusted accordingly) equal to the difference of (x) the amount of ordinary shares actually received by the Company under the Investment Agreement, and (y) the amount which Medigus would have otherwise received should the Reduced Per Share Purchase Price was applied (“Anti-Dilution”). On November 10, 2020, Gix announced an offering of its ordinary shares at a price per share of NIS 1.33, resulting in our entitlement to receive an additional 4,598,243 ordinary shares. As a result of the aforementioned conversion and adjustment we will hold approximately 40.26 % of Gix outstanding share capital on a fully diluted basis.

On March 22, 2021, the offering previously announced by Gix, on November 10, 2020, was terminated.

In consideration for the assets as described above Medigus:

a.	Paid NIS 14,400,000 at cash (approximately $4,057 thousands).

b.	Issued to Gix 333,334 ADS representing 6,666,680 ordinary shares.

c.	Issued to Gix 333,334 warrants at an exercise price of $4 per ADS.

The difference between the fair value of consideration paid by the Company and the fair value of Linkury Shares, Gix Warrants, Reverse Earn Out, Conversion Right and Anti-Dilution was attributed to Gix Shares which accounted for using the equity method.

The following table presents the level 3 fair value financial assets as of December 31, 2020:

December 31,
2020
Level 3
$ in thousands

Linkury’s shares	2,438
Gix Warrants	14
Conversion Right	1,393
Anti-dilution	473
4,318

Valuation processes of the financial assets (for details, see Note 3 to our financial statements for the year ended December 31, 2020):

Linkury shares - the Company used the Discounted Cash Flow (DCF) model for a period of 7 years, using the following principal assumptions: weighted average cost of capital (WACC) – 21.3%. The asset amount is adjusted at each balance sheet date based on the then relevant assumptions. A shift of the WACC by +/- 1% results in a change in fair value of Linkury shares of $445.

Gix warrants - the Company used the Black-Scholes model, using the following principal assumptions: expected volatility of 52.31%, risk-free interest of 0.23%, expected term of 3 years following the grant date. The asset amount is adjusted at each balance sheet date based on the then relevant assumptions, until the earlier of full exercise or expiration.

Anti-dilution - the Company used the Black-Scholes model, using the following principal assumptions: 25% probability for the occurrence of an anti-dilution event, expected volatility of 52.31%, risk-free interest of 0.13%, expected term of 3 years following the issuance date. An increase of the probability for the occurrence of anti-dilution event by 10% would have increased the fair value of Anti-dilution by $189 thousands.

Conversion right - the exercise of a replacement option will be carried out in two beats the Company used the Monte Carlo method for a period of 3 years following the grant date, using the following principal assumptions: first beat expected volatility 66.77%, risk-free interest 0.04% second beat expected volatility 57.66%, risk-free interest 0.06%.

Share-Based Compensation

We granted several equity-settled share-based compensation plans to the Company’s employees, directors and other service providers in connection with their service to the Company. The fair value of such services is calculated at the grant date and amortized to the statement of loss and other comprehensive loss during the vesting period.

The fair value of the options which was granted on October 2017, January 2019, July 2019, and during the year of 2020 was calculated using the Black and Scholes options pricing model, and based on the following assumptions:

Date of grant	Fair value on grant date (NIS in thousands)	Share price on date of grant (NIS)	Expected dividend	Expected volatility	Risk free interest	Vesting conditions	Expected term
October 2017	1,109	1.62	None	64%	1.16%	Four equal portions, following each anniversary of the grant date	6 years
January 2019	947	0.506	None	74%	1.45%	will vest in 12 equal quarterly installments over a three-year period commencing October 1, 2018	6 years
July 2019	325	0.436	None	75%	1.12%	25% will vest on the first anniversary of the grant date and 75% will vest on a quarterly basis over a period of three years thereafter	6 years
May 2020	278	0.566	None	79%	0.44%	will vest in 12 equal quarterly installments over a three-year period commencing May 18, 2020	6 years
June 2020	282	0.397	None	74%	0.53%	will vest in 12 equal quarterly installments over a three-year period commencing June 1, 2020	6 years
July 2020	124	0.29	None	74%	0.37%	will vest in 12 equal quarterly installments over a three-year period commencing July 9, 2020	6 years
October 2020	70	0.4	None	76%	0.42%	will vest in 12 equal quarterly installments over a three-year period commencing October 22, 2020	6 years

Functional Currency

Until December 31, 2015, our consolidated financial statements were presented in NIS, which was the Company’s functional and presentation currency as of such date. Effective January 1, 2016, the Company changed its functional currency to the U.S. dollar.

A.	Results of Operations

Overview

Our legal and commercial name is Medigus Ltd. We were incorporated in the State of Israel on December 9, 1999, as a private company pursuant to the Israeli Companies Ordinance (New Version), 1983. In February 2006, we completed our initial public offering in Israel, and until January 25, 2021, our Ordinary Shares were traded on the TASE, under the symbol “MDGS”. On January 25, 2021, we delisted our Ordinary Shares from trading on TASE. In May 2015, we listed our ADSs on Nasdaq, and since August 2015 our ADSs have been traded on the Nasdaq under the symbol “MDGS”. Each ADS represents 20 Ordinary Shares. In July 2018, we listed our Series C Warrants on the Nasdaq, and since then our Series C Warrants have been traded on Nasdaq under the symbol “MDGSW”. Each Series C Warrant is exercisable into one ADS for an exercise price of $3.50, and will expire five years from the date of issuance.

ScoutCam Ltd. was formed in Israel on January 3, 2019, as a wholly owned subsidiary of Medigus, and commenced operations on March 1, 2019. ScoutCam Ltd. was incorporated as part of the reorganization of Medigus, which was designed to distinguish ScoutCam’s miniaturized imaging business, or the micro ScoutCam™ portfolio, from Medigus’s other operations and to enable Medigus to form a separate business unit with dedicated resources focused on the promotion of such technology. In December 2019, Medigus and ScoutCam Ltd. consummated an Amended and Restated Asset Transfer Agreement, effective March 1, 2019, which transferred and assigned certain assets and intellectual property rights related to its miniaturized imaging business. On March 1, 2019, 12 employees moved from Medigus to ScoutCam. The vast majority of these employees were from the Production and R&D departments. Therefore, their transfer caused large changes in the data of these two line items in the year 2018 and 2019.

On October 14, 2020, we signed a share purchase agreement and a revolving loan agreement with Eventer. The Eventer transaction closed on October 26, 2020. Pursuant to the share purchase agreement, we invested $750,000 and were issued an aggregate of 325,270 ordinary shares of Eventer, representing 50.01% of Eventer’s then issued and outstanding share capital on a fully diluted basis. On April 8, 2021 Eventer consummated an additional share purchase agreement with certain investors in connection with the sale and issuance of $2.25 million worth of its ordinary shares for an aggregate amount of $2.25 million. Following such round and our additional investment of $300,000 we hold approximately 47.69% of Eventer outstanding share capital on a fully diluted basis.

The following table sets forth a summary of our operating results:

	Year ended December 31,
	2020	2019	2018
	U.S. Dollars, in thousands, except per share and weighted average shares data
Revenues:
Products	491	188	219
Services	40	85	217
	531	273	436

Cost of revenues:
Products	988	370	164
Services	46	85	115
Inventory impairment	-	-	328
	1,034	455	607

Gross Profit (Loss)	(503)	(182)	(171)

Research and development expenses	997	609	1,809
Sales and marketing expenses	471	326	1,354
General and administrative expenses	5,494	3,081	3,338
Net income from change in fair value of financial assets at fair value through profit or loss	797	92	-
Share of net loss of associates accounted for using the equity method	170	216	-
Amortization of excess purchase price of an associate	546	-	-
Listing expenses	-	10,098	-
Operating loss	(7,384)	(14,420)	(6,672)
Changes in fair value of warrants issued to investors	338	142	148
Financial income (expenses) in respect of deposits, bank commissions and exchange differences, net	205	99	(54)
Loss before taxes on income	(6,841)	(14,179)	(6,578)
Taxes benefit (Taxes on income)	(9)	1	(20)
Loss for the year	(6,850)	(14,178)	(6,598)
Other comprehensive income (loss) for the year, net of tax	35	(41)	-
Total comprehensive loss for the year	(6,815)	(14,219)	(6,598)

Loss for the year is attributable to:
Owners of Medigus	(4,325)	(14,178)	(6,598)
Non-controlling interest	(2,525)	-	-
	(6,850)	(14,178)	(6,598)

Total comprehensive income for the period is attributable to:
Owners of Medigus	(4,278)	(14,219)	(6,598)
Non-controlling interest	(2,537)	-	-
	(6,815)	(14,219)	(6,598)

Basic loss per ordinary share(1)	(0.03)	(0.18)	(0.16)
Diluted loss per ordinary share(1)	(0.03)	(0.18)	(0.16)

Weighted average number of ordinary shares outstanding used to compute (in thousands)(1):
Basic loss per share	133,445	78,124	41,988
Diluted loss per share	133,445	78,124	41,988

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenues

Revenues for the year ended December 31, 2020 were $586,000 representing an increase of $313,000 or 115%, compared to total revenues of $273,000 for the year ended December 31, 2019.

The tables below set forth our revenues, by region and by product for the periods presented:

U.S. dollars; in thousands

	Year Ended December 31,
	2020		2019
United States	418	79%	138	51%
Europe	41	8%	69	25%
Asia	45	8%	22	8%
Other	27	5%	44	16%
Total	531	100%	273	100%

U.S. dollars; in thousands

	Year Ended December 31,
	2020		2019
Development services	-	-	85	31%
Revenues from commissions	40	8%
Miniature camera and related equipment	491	92%	188	69%
Total	531	100%	273	100%

Our revenues in recent years were primarily derived from the sale of miniature camera and related equipment which we develop and manufacture and from development services.

The increase in revenues from miniature camera and related equipment was primarily due to the sale of products to A.M. Surgical by ScoutCam. Total revenues recorded from A.M. Surgical during 2020 amounted to approximately $383,000. Total revenues we recorded from A.M. Surgical during 2019 amounted to approximately $85,000. This increase was partially offset by decrease in revenues to other customers due to the COVID-19 pandemic impact on global markets and ScoutCam management decision to reduce sales to occasional customers and focus on larger projects.

The attributed to the revenues from services comes from Eventer, which was consolidated commencing October 15, 2020.

Cost of revenues and inventory impairment

Cost of revenues for the year ended December 31, 2020 were $1,034,000 representing an increase of $579,000, or 127%, compared to cost of revenues and of $455,000 for the year ended December 31, 2019. The increase was primarily due to the increase in revenues of $316,000.

The increase in cost of revenues was due to:

a)	changes in products and services mix;

b)	increase in revenues; and

c)	increase in payroll expenses as a result of hiring additional employees in ScoutCam.

Gross Loss

Gross loss for the year ended December 31, 20120 was $503,000, representing an increase of $321,000 compared to gross loss of $182,000 for the year ended December 31, 2019. The gross loss is impacted by several factors, including shifts in product mix, sales volume, fluctuations in manufacturing costs, labor costs, and pricing strategies.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2020, were $997,000, representing an increase of $388,000, or 64%, compared to $609,000 for the year ended December 31, 2019. The increase was primarily due to an increase of $231,000 in payroll expenses and an increase of $205,000 in materials expenses and expenses related to services rendered to ScoutCam by its subcontractors. The increase in payroll expenses resulted from an increase in share-based compensation expenses and hiring of additional employees in ScoutCam. The increase in materials and subcontractors was primarily due to an increase in research and development activities and due to and the acquisition of Eventer in October 15, 2020.

Sales and Marketing Expenses

Sales and marketing expenses for the year ended December 31, 2020, were $471,000, representing an increase of $145,000, or 44%, compared to $326,000 for the year ended December 31, 2019. The increase was primarily due to an increase in ScoutCam’s marketing activities.

General and Administrative Expenses

General and Administrative expenses for the year ended December 31, 2020, were $5,494,000, representing an increase of $2,413,000, or 78%, compared to $3,081,000, for the year ended December 31, 2019. The increase was primarily due to:

a.	increase in payroll expenses in ScoutCam, as a result of an increase in share-based compensation expenses and hiring of additional employees, and due to and the acquisition of Eventer on October 15, 2020;

b.	increase in the annual premium of our directors’ and officers’ liability insurance policy

c.	increase in professional services was primarily in ScoutCam due to an increase in share - based compensation expenses, increase in the number of directors and use of HR services.

d.	increase in PR activities, audit fees and the fees of our directors.

Net change in fair value of financial assets at fair value through profit or loss

Linkury Shares, Gix Warrants, Conversion Right, Anti-Dilution and Save Foods Inc.(“Safo”) shares and warrants are classified as financial assets through profit and loss and measured at fair value through profit or loss at each balance sheet date based on the then relevant assumptions, until the earlier of full exercise or expiration. On year ended December 31,2020 we recognized income of $797,000 from net change in fair value of this financial assets.

On February 18, 2020, we purchased 2,284,865 shares of Matomy , which represents 2.32% of its issued and outstanding share capital. On March 24, 2020, we completed an additional purchase of 22,326,246 shares of Matomy, raising our aggregate holdings in Matomy to 24.92% of Matomy’s issued and outstanding share capital and achieved a significant influence in Matomy. As a consequence, we gained significant influence over this investment and the investment was reclassified from a financial asset at fair value through profit or loss to an associate. On year ended December 31, 2020, we recognized loss of $16,000 from net change in fair value of this financial assets.

Share of net loss of accounted for using the equity method

We invested in Gix and received 2,168,675 ordinary shares of Gix. This investment accounted for using the equity method. Share of net loss of accounted for using the equity method we recognized at year ended December 31, 2020 was $208,000.

Additionally, on February 18, 2020, we purchased 2,284,865 shares of Matomy, which represents 2.32% of its issued and outstanding share capital. On March 24, 2020, we completed an additional purchase of 22,326,246 shares of Matomy, which raised our aggregate holding to 24.99% of its issued and outstanding share capital. Our share of net gain of accounted for using the equity method we recognized at year ended December 31, 2020 was $38,000.

Amortization of excess purchase price of an associate

Upon acquisition Matomy’s shares the difference between the cost of the investment and Medigus’ share of the net fair value of Matomy’s equity’ amounted to $546,000 and was recognized as an amortization of excess purchase price of an associate.

Listing expenses

In 2019 the reverse recapitalization transaction conducted at ScoutCam Ltd.’s level was accounted for in the consolidated financial statement of our company as a transaction with non-controlling interest in which the Company consolidated Intellisense’s net assets in consideration equal to the fair value of the shares Intellisense had to issue to Medigus as part of the reverse recapitalization transaction. The fair value could not be determined based on Intellisense’s stock market value since the trading volume of Intellisense’s common stock was nil. Therefore, the Company determined the fair value of the transaction based on the pre-money valuation of Intellisense, which was taken into account as part of the Issuance of Units to External Investors. Accordingly, an amount of $10,098,000 was listed in the consolidated statement of loss and comprehensive loss as listing expenses.

Operating loss

We incurred an operating loss of $7,427,000 for the year ended December 31, 2020, representing a decrease of $6,993,000, or 48%, compared to operating loss of $14,420,000 for the year ended December 31, 2019. The decrease in operating loss was due to decrease in listing expenses at an amount of $10,098,000, an increase of $705,000 in profit from net change in fair value of financial assets at fair value through profit or loss partially offset by $546,000 increase in amortization of excess purchase price of an associate, $388,000 increase in research and development expenses, $145,000 increase in sales and marketing expenses, and $2,413,000 increase in administrative and general expenses.

Change in Fair Value of Warrants Issued to Investors

Profit from change in the fair value of warrants issued to investors for the year ended December 31, 2020, was $338,000, representing an increase of $196,000, compared to profit of $142,000 for the year ended December 31, 2019.

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

Financial income (expenses) in respect of deposits, bank commissions and exchange differences, net

Finance income, net for the year ended December 31, 2020, was $205,000, representing an increase of $106,000, compared to finance expenses of $99,000 for the year ended December 31, 2019.

Loss for the year

We incurred loss of $6,850,000 for the year ended December 31, 2020, representing a decrease of $7,328,000, or 52%, compared to loss of $14,178,000 for the year ended December 31, 2019. The decrease was primarily due to a decrease of $6,993,000 in operating loss, an increase of $106,000 in finance income, net and $196,000 change in the fair value of the warrants issued to our investors.

Year ended December 31, 2019 compared to year ended December 31, 2018

The discussion and analysis regarding the results of operations from the fiscal years ended December 31, 2019 and December 31, 2018 is contained in our annual report on Form 20-F, filed with the SEC, on April 4, 2020.

Effective Corporate Tax Rate

Our effective consolidated tax rate for the years ended December 31, 2020 and 2019 was almost zero percent (0%), primarily due to the fact that the Company ScoutCam Ltd. and Eventer did not record deferred tax asset in connection with the losses incurred in Israel, since it is not probable that we will be able to utilize such losses in the foreseeable future against taxable income.

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

The inflation in Israel during the last several years was relatively immaterial and, therefore, had immaterial effect on our results of operations.

Effective January 1, 2016, we changed our functional currency to the U.S. dollar from NIS. This change was based on management’s assessment that the U.S. dollar is the primary currency of the economic environment in which we operate. Accordingly, the functional and reporting currency of our consolidated financial statements is the U.S. dollar.

B.	Liquidity and Capital Resources

Liquidity

During the year ended December 31, 2020, we incurred a total comprehensive loss of approximately $6.9 million and a negative cash flow used in operating activities of approximately $6.1 million. As of December 31, 2020, we incurred accumulated deficit of approximately $81 million.

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

Cash Flows

Operating Activities

Net cash used in operating activities for the year ended December 31, 2020 was $6,142,000, representing an increase of $3,447,000, compared to net cash used in operating activities of $2,695,000 for the year ended December 31, 2019.

Net cash used in operating activities for the year ended December 31, 2020, consisted primarily loss for the year before taxes on income of $6,816,000, representing increase in net change in fair value of financial assets at fair value through profit or loss of $680,000, decrease in inventory of $473,000, partially offset by increase in stock-based compensation of $1,129,000 increase in amortization of excess purchase price of an associate of $546,000 and liability to event producers of $661,000.

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2020 was $1,601,000, representing a decrease of $2,518,000, compared to net cash generated from investing activities of $4,119,000 for the year ended December 31, 2019.

Net cash used in investing activities for the year ended December 31, 2020, consisted primarily of payment for acquisition of Eventer, Matomy, Polyrizon and Safo. (see Note 3 to our financial statements for the year ended December 31, 2020).

Net cash used in investing activities for the year ended December 31, 2019, consisted primarily of payment for acquisition of Gix and Linkury.

Financing Activities

Net cash generated from financing activities for the year ended December 31, 2020 was $22,946,000, an increase of $19,790,000, compared to net cash generated from financing activities of $3,156,000 for the year ended December 31, 2019.

Net cash generated from financing activities for the year ended December 31, 2020, consisted primarily of proceeds from issuance of shares and warrants and from exercise of warrants in the total amount of $18,405,000, and an increase in proceeds from issuance of shares and warrants by a subsidiary, net of issuance costs of $4,587,000

Net cash generated from financing activities for the year ended December 31, 2019, consisted primarily of cash obtained in connection with a transaction with non-controlling interest of $3,202,000.

On May 19, 2020, we entered into an underwriting agreement with ThinkEquity, a division of Fordham Financial Management, or ThinkEquity, pursuant to which we agreed to sell to ThinkEquity, in a firm commitment public offering: (i) 575,001 ADSs, each representing 20 ordinary shares of the Company, par value NIS 1.00, for a public offering price of $1.50 per ADS, and (ii) 2,758,333 pre-funded warrants to purchase one ADS at a public offering price of $1.499, with an exercise price of $0.001. The offering closed on May 22, 2020 and resulted in gross proceeds to us of approximately $5 million. As of the date of this annual report on Form 20-F, all of the pre-funded warrants have been exercised.

On December 1, 2020, we entered into an underwriting agreement for a public offering with Aegis Capital Corp. or Aegis, pursuant to which we agreed to sell to Aegis 7,098,491 ADSs at a public offering price of $1.83 per ADS. Aegis was granted a 45-day option to purchase up to an additional 15% of the number of ADSs offered in the public offering to cover over-allotments, if any, at the public offering price. The offering closed on December 4, 2020 and resulted in gross proceeds to us of approximately $13 million, before deducting underwriting discounts and commissions and other estimated offering expenses payable by us.

On January 11, 2021, we entered into an underwriting agreement for a firm commitment public offering with Aegis, pursuant to which we agreed to sell to Aegis 3,659,735 ADSs for a public offering price of $2.30 per ADS. In addition, Aegis was granted an option to purchase additional 15 percent of the ADSs sold in the offering solely to cover over-allotments, exercisable until the earlier of 30 days or the last day of trading of our Ordinary Shares on the TASE. Aegis exercised its over-allotment option in full to purchase an additional 548,960 ADSs. The offering closed on January 19, 2021 and resulted in gross proceeds to us of approximately $9.6 million.

On February 25, 2021, we entered into an underwriting agreement a firm commitment public offering with Aegis, pursuant to which we agreed to sell to Aegis 3,258,438 ADSs for a public offering price of $2.60 per ADS. In addition, Aegis was granted an option to purchase additional 15 percent of the ADSs sold in the offering solely to cover over-allotments. Aegis exercised its over-allotment option in full to purchase an additional 548,960 ADSs. The offering closed on March 1, 2021 and resulted in total gross proceeds to us of approximately $9.7 million.

C.	Research and Development, Patents and Licenses, etc.

Our research and development efforts are focused on continuous improvement of our products. We conduct all of our research activities in Israel.

As of December 31, 2020, our research and development team, including regulatory and quality team members, consisted of 6 employees. In addition, we work with subcontractors for the development of our products as needed. We have assembled an experienced team with recognized expertise in mechanical and electrical engineering, software, control algorithms and systems integration, as well as significant medical and clinical knowledge and expertise.

We finance our research and development activities mainly through sale of our products, capital raising and grants received from the IIA. As of December 31, 2020, we had received total aggregated grants of $2.5 million from the IIA. For further information see “Item 4. Information on the Company—B. Business Overview—Israeli Government Programs.”

The table below set forth our research and development expenses for the periods presented:

	Year Ended December 31,
	2020	2019	2018
	(U.S. Dollars, in thousands)
Research and development expenses	$987	$609	$1,809

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

Additionally, The COVID-19 pandemic has impacted companies in Israel and around the world, and as its trajectory remains highly uncertain, we cannot predict the duration and severity of the outbreak and its containment measures. See also “Item 3.D. – Risk Factors– The global outbreak of COVID-19 (coronavirus) may negatively impact the global economy in a significant manner for an extended period of time, and also adversely affect our operating results in a material manner.

E.	Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the names and ages of our directors and senior management as of May 10, 2021:

Name	Age	Position(s)
Liron Carmel	37	Chief Executive Officer
Eliyahu Yoresh(1)(3)(4)	51	Chairman of the Board of Directors
Ronen Rosenbloom(1)(2)(4)	49	Director
Eli Cohen(1)(2)(3)(4)	52	Director
Kineret Tzedef(2)(4)	41	Director
Oz Adler	34	Chief Financial Officer

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the investment committee.

(4)	Indicates independent director under Nasdaq Stock Market rules.

Liron Carmel has been serving as our Chief Executive Officer since April 2019. Mr. Carmel has vast experience in business and leadership across multiple industries, including bio pharma, internet technology, oil & gas exploration & production, real estate and financial services. In addition he serves as chairman of the Israel Tennis Table Association. Mr. Carmel served as the chief executive officer and director of CannaPowder (PINK: CAPD), a bio-pharma company dedicated to developing and applying innovative technology in the cannabinoid field, from 2017 and 2018. Mr. Carmel previously served as a director of Chiron Refineries Ltd. (TASE: CHR), a company engaged in consulting and initiation of transactions in the refineries field, and as a director of Gix (TASE: GIX) which operates in the field of software development, marketing and distribution to internet users. He also served as vice president business development at Yaad Givatayim development, a municipal corporation dedicated to initiate, develop and establish projects of public importance. Prior to Yaad Givatayim, Mr. Carmel served as an investment manager and as a research and strategy analyst at Excellence Nessuah, one of the leading companies in the field of provident and advanced studies funds in Israel.

Eliyahu Yoresh has been serving as a member of our Board since September 2018 and as our Chairman of the board since February 2020. Mr. Yoresh serves as chief financial officer of Foresight Autonomous Holdings Ltd. (Nasdaq, TASE: FRSX). In addition, Mr. Yoresh serves as a director of Gix (TASE: GIX) and has previously served as a director of Nano Dimension Ltd. (Nasdaq: NNDM) and as a director of Geffen Biomed Investments Ltd. and Greenstone Industries Ltd. Mr. Yoresh served as the chief executive officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. Mr. Yoresh is an Israeli Certified Public Accountant. Yoresh acquired a B.A. in business administration from the Business College, Israel and an M.A. in Law Study from Bar-Ilan University, Israel.

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

Eli Cohen has been serving as a member of our Board since September 2018. Mr. Cohen is an independent lawyer working out of a self-owned firm. He serves as chairman of Univo Pharmaceuticals Ltd., as director of Europe Hagag Ltd., and has previously served as director of Hagag Group Ltd., Multimatrixs Ltd., Matrat Mizug Ltd. and User Trend-M Ltd. Mr. Cohen also serves as a director of several private companies. Mr. Cohen holds an economics degree, an LL.B. and an LL.M. in Commercial Law from Tel-Aviv University, as well as an MBA from the Northwestern University and Tel-Aviv University joint program.

Kineret Tzedef has been serving as member of our Board since June 2019. Ms. Tzedef also serves as a director of sports division and served in other positions at Hapoel Organization (Israeli Sport Federation) since 2007. Ms. Tzedef is the president of Israeli Gymnastics Federation since 2018. Ms. Tzedef serves as an external director at Chiron Refineries Ltd. (TASE: CHR), and as an external director of Biomedico Hadarim Ltd. (TASE: BIMCM). Ms. Tzedef is admitted to the Israel Bar Association since 2014. Ms. Tzedef acquired a LL.B from the Academic Center for Law and Science, Israel and a B.Ed. in Law Study from the Academic College at Wingate, Israel.

Oz Adler. Mr. Adler has been serving as our Chief Financial Officer since January 15, 2021. Since September 2017, Mr. Adler has served as VP Finance and Chief Financial Officer of Therapix Biosciences Ltd., a former Nasdaq listed company that is currently listed on the OTC Pink Sheets. Between 2012 and 2017, Mr. Adler worked in the audit department of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Mr. Adler is a certified public accountant in Israel and holds a B.A. degree in Accounting and Business management from The College of Management, Israel.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directions and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were appointed.

B.	Compensation

Compensation of Executive Officers

In accordance with the provisions of the Companies Law, the compensation of our directors and officer holders must generally comply with the terms and conditions of our compensation policy, as approved by our compensation committee, board of directors and general meeting of our shareholders, subject to certain exceptions under the Companies Law. Our current compensation policy was approved by our general meeting on January 9, 2019 and a subsequent amendment was approved by our general meeting on July 25, 2019 and February 12, 2021.

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2020:

Name and Position	Salary(1)	Bonus	Equity-Based Compensation(2)	All other compensation(3)	Total
	U.S. Dollars in thousands
Liron Carmel Chief Executive Officer	139	53	22	-	214
Tatiana Yosef Former Chief Financial Officer(4)	120	12	41	-	173
Eliyahu Yoresh Chairman of the Board of Directors(5)	81	34	15	-	130
Eli Cohen Director	18	-	15	-	33
Ronen Rosenbloom Director	20	-	15	-	35
Kineret Tzedef Director	17	-	16	-	33
Oz Adler(6) Chief Financial Officer	11	-	-	-	11

(1)	Salary includes the office holders’ gross salary plus payment of social benefits made by us on behalf of such office holder. Such benefits may include, to the extent applicable to the office holder, payments, contributions and/or allocations for savings funds (such as managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(2)	Represents the equity-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2020, based on the option’s fair value, calculated in accordance with accounting guidance for equity-based compensation.

(3)	Includes travel expenses.

(4)	Ms. Yosef stepped down from her position as the Company’s Chief Financial Officer, effective January 15, 2021.

(5)	Mr. Yoresh has been serving as a member of our board of directors since September 2018 and as our Chairman of the board of directorssince February 2020.

(6)	Mr. Adler’s employment with the Company commenced on December 1, 2020, terminated on January 1, 2021. On the same date of the termination, the Company entered into a consulting agreement with Mr. Adler.

The aggregate compensation paid by us to our office holders, as defined in the Companies Law, for the year ended December 31, 2020 was approximately $0.6 million, which includes seven persons, including our former executive officers. This amount includes, when applicable, set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, car expenses and value of the ordinary shares underlying the options representing accounting expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

Compensation of Directors

Under the Companies Law and the rules and regulations promulgated thereunder, our directors are entitled to fixed annual compensation and to an additional payment for each meeting attended. We currently pay Mr. Ronen Rosenbloom, Ms. Kineret Tzedef and Mr. Eli Cohen an annual fee of NIS 37,115 and a per meeting fee of NIS 1,860.

On February 2, 2020 and on June 1, 2020, our compensation committee and board of directors approved new compensation terms for Mr. Eliyahu Yoresh in connection with his services as an active chairman of the board of directors. For his services, Mr. Yoresh is entitled to receive a monthly payment of NIS25,000 plus VAT, which constitutes the sole and complete compensation. Mr. Yoresh will not be entitled to a per meeting fee. In addition, Mr. Yoresh shall be entitled to an annual, target based bonus of up to NIS 200,000, whereas the targets are to be decided by our board of directors and compensation committee in accordance with the following weights: (a) 25% Company performance measures of profitability and/or revenues; (b) 35% Company performance measures of liquidity and/or cash flow; and (c) 40% Company performance measures of strategic goals and related objectives. The aforementioned compensation terms are not consistent with our current compensation policy, and were approved by the Company’s shareholders in accordance with the Companies Law on July 9, 2020.

Equity Based Compensation of our Executive Officers and Directors

As of May 10, 2021, options to purchase 4,250,000 of our Ordinary Shares were outstanding and held by current executive officers and directors (consisting of 5 persons) with an average exercise price of NIS 0.56 per ordinary share, of which, options to purchase 2,218,750 of our ordinary shares are currently exercisable or exercisable within 60 days as of May 10, 2021. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” in this annual report on Form 20-F.

Agreements with Executive Officers

We have entered into written agreements with each of our executive officers. All of these agreements contain customary provisions regarding non-competition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them to the fullest extent permitted by law to the extent that these liabilities are not covered by directors and officers insurance.

Our office holders are generally eligible for bonuses each year. The bonuses are established and granted in accordance with our compensation policy and, and are generally payable upon meeting objectives and targets that are approved by our compensation committee and board of directors (and if required by our shareholders).

Consulting Agreement with Mr. Carmel

On July 25, 2019, our shareholders approved that as of April 2, 2019, our company would enter into a consulting agreement with Mr. Carmel, who serves as our Chief Executive Officer. The term is for an indefinite period, however the agreement may be terminated by either party by giving 60 days advance notice, or shorter periods in some cases, such as termination for “cause”. During the notice period, Mr. Carmel will be entitled to consulting fees only to the extent that he provides services to the Company during the notice period.

In accordance with the consulting agreement, Mr. Carmel was entitled to a monthly consulting fee of NIS 36,000 + VAT for 80% position and reimbursement of business expenses in accordance with our policies from time to time. On June 1, 2020, our compensation committee approved an immaterial change to Mr. Carmel’s consulting agreement by increasing the monthly consulting fee to NIS 41,500 plus VAT, effective as of the approval date. In addition, Mr. Carmel may be entitled to an annual cash bonus of up to NIS 215,000 plus VAT, based on a discretionary component of not more than 25% and measurable objectives to be determined by our compensation committee and approved by our board of directors for the applicable fiscal year. The annual target bonus may be reduced by our board of directors according to our financial position and Mr. Carmel’s performance, and must be returned by Mr. Carmel if it is later shown to be granted in error which shall be restated in our financial statements.

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

According to the Companies Law, the board of directors of a public company must determine the minimum number of board members that should have financial and accounting expertise while considering, among other, the nature of the company, its size, the scope and complexity of its operations and the number of directors stated in the articles of association. Our board of directors resolved that the minimum number of board members that need to have financial and accounting expertise is one, and that Mr. Eliyahu Yoresh has accounting and financial expertise as required under the Companies Law.

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

Pursuant to regulations promulgated under the Companies Law, companies with shares traded on a U.S. stock exchange, including the Nasdaq Capital Market, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, effective as of June 28, 2017, we have “opted out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors.

Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on a U.S. stock exchange, including the Nasdaq Capital Market, and (iii) we comply with the director independence requirements, the audit committee and the compensation committee composition requirements, under U.S. laws (including applicable Nasdaq Rules) applicable to U.S. domestic issuers. We believe that Mr. Eli Cohen, Mr. Eliyahu Yoresh, Mr. Ronen Rosenbloom and Ms. Kineret Tzedef are “independent” for purposes of the Nasdaq Stock Market rules.

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

Companies Law Requirements

Under the Companies Law, our board of directors is required to appoint an audit committee, which is responsible, among others, for:

(i)	determining whether there are deficiencies in the business management practices of our Company, including in consultation with our internal auditor or the independent auditor, and making recommendations to our board of directors to improve such practices;

(ii)	determining the approval process for transactions that are ‘non-negligible’ (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

(iii)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law. See “— Fiduciary duties and approval of specified related party transactions and compensation under Israeli law.”;

(iv)	where the board of directors approves the working plan of the internal auditor, to examine such working plan before its submission to our board of directors and proposing amendments thereto;

(v)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

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

Each of the members of the audit committee is required to be “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members. Our board of directors has determined that each member of our audit committee is independent as such term is defined in Rule 10A-3(b)(1) of the Exchange Act.

Audit committee role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the Nasdaq Rules, which include, among others:

●	retaining and terminating our independent auditors, subject to the ratification of the board of directors, and in the case of retention, to that of the shareholders;

●	pre-approving of audit and non-audit services and related fees and terms, to be provided by the independent auditors;

●	overseeing the accounting and financial reporting processes of our company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

●	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

●	recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor;

●	reviewing with our general counsel and/or external counsel, as deem necessary, legal and regulatory matters that could have a material impact on the financial statements;

●	identifying irregularities in our business administration, inter alia, by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors; and

●	reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the company and officers and directors, or affiliates of officers or directors, or transactions that are not in the ordinary course of the company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law.

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

Compensation policy

Under the Companies Law, companies incorporated under the laws of the State of Israel, whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as us, are required to adopt a policy governing the compensation of “office holders” (as defined in the Companies Law). Following the recommendation of our compensation committee and approval by our board of directors, our shareholders approved our current compensation policy at our special general meeting of shareholders held on January 9, 2019 as well as certain amendments to the policy approved by our shareholders on July 25, 2019 and February 12, 2021. Our compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either:

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

Investment Committee

Our investment committee is comprised of Mr. Eli Yoresh and Mr. Eli Cohen. The investment committee is authorized to approve certain investments in accordance with the Company’s investment policy approved by the board of directors. The investment committee monitors the management of the portfolio for compliance with the investment policies and guidelines and considers the merits of time sensitive investments that could be beneficial to the Company.

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

Approval of private placements

Under the Companies Law and the regulations promulgated thereunder, a private placement of securities does not require approval at a general meeting of the shareholders of a company; provided however, that in special circumstances, such as a private placement completed in lieu of a special tender offer or a private placement which qualifies as a related party transaction (See “Item 6. Directors, Senior Management and Employees —C. Board Practices—Fiduciary duties and approval of specified related party transactions and compensation under Israeli law”), for which approval at a general meeting of the shareholders of a company is required.

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

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by law. On February 18, 2021, our board of directors approved a new directors’ and officers’ liability insurance policy, following the recent amended of our compensation policy approved by our shareholders on February 12, 2021.

Employment and consulting agreements with executive officers

We have entered into written employment or service agreements with each of our executive officers. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions – Employment Agreements” for additional information.

Directors’ service contracts

There are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company.

D.	Employees

Number of Employees

As of December 31, 2020, we employed 39 employees in Israel including those employed by our indirect subsidiaries ScoutCam Ltd. and Eventer.

As of December 31, 2019, we had 20 full-time employees, none of which were located in the United States and the rest were located in Israel.

As of December 31, 2018, we had 27 full-time employees, 1 of which were located in the United States and the rest were located in Israel.

As of May 10, 2021, we employed two employees, and chief executive officer and chief financial officer as consultants in Israel.

Distribution of Employees

The following is the distribution of our employees (including those employed by our indirect subsidiary ScoutCam Ltd.) by areas of engagement and geographic location:

	As of December 31,
	2020	2019	2018
Numbers of employees by category of activity
Management and administrative	21	4	6
Research and development	9	4	6
Operations	-	6	6
Sales and marketing	1	1	3
Production	8	5	6
Total workforce	39	20	27

Numbers of employees by geographic location
Israel	39	20	26
United States	-	-	1
Total workforce	39	20	27

Numbers of employees by employer
Medigus Ltd.	3	3	26
Eventer	9
ScoutCam Ltd.	27	17	-
	39	20	27

During the years covered by the above table, we did not employ a significant number of temporary employees. We consider our relations with our employees excellent and have never experienced a strike or work stoppage. None of our employees is represented by a labor union.

In Israel we are subject to certain labor statutes and national labor court precedent rulings, as well as to certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations including the Industrialists’ Associations. These provisions of collective bargaining agreements are applicable to our Israeli employees by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and Industry, and which apply such agreement provisions to our employees even though they are not directly part of a union that has signed a collective bargaining agreement. The laws and labor court rulings that apply to our employees principally concern the minimum wage laws, length of the work day and workweek, overtime payment, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions for employment. The general extension orders which apply to our employees principally concern mandatory contributions to a pension fund or managers’ insurance, annual recreation allowance, travel expenses payment and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

Israeli law generally requires severance pay upon a dismissal of an employee by the employer without “cause” (as defined in the law), which equal to the employee’s latest monthly salary multiplied by the number of years of continuous employment with the same employer or at the same employment facilities (the “Statutory Severance Pay”). The severance pay is usually funded by the employer allocating monthly payments to employees’ managers’ insurance and/or pension fund described below, on account of the Statutory Severance Pay. The monthly payments to the managers’ insurance and/or pension fund in respect of severance pay usually amount to 8.33% or 6% of an employee’s monthly wages. Upon an event that entitles an employee to severance pay, the employer will generally release in favor of the employee the amounts accrued in the severance fund, as described above and will complete any shortfall amount between the Statutory Severance Pay and the amounts accrued in the severance fund. An alternative, and commonly used, pension and severance contribution scheme is known as the Section 14 Arrangement under the General Approval issued under the Severance Pay Law (the “Section 14 Arrangement”). Where the Section 14 Arrangement is properly applied, the amounts accrued in the severance fund are in lieu of the Statutory Severance Pay and the employer’s sole obligation with respect to severance pay would be to release the amounts accrued in the severance and pension funds in any event of termination of employment (dismissal or resignation), without the need to complete any amounts on account the Statutory Severance Pay. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments for national health insurance.

E.	Share Ownership

Share ownership by Directors and Executive Officers

For information regarding ownership of our ordinary shares by our directors and executive officers, see Item 7. “Major Shareholders and Related Party Transactions — A. Major Shareholders.”

2013 Share Option and Incentive Plan

In August 2013, our board of directors approved and adopted our 2013 Share Option and Incentive Plan, or the Plan, which expires in August 2023. The Plan provides for the issuance of shares and the granting of options, restricted shares, restricted share units and other share-based awards to employees, directors, officers, consultants, advisors, and our and Medigus U.S.’s service providers. The Plan provides for awards to be issued at the determination of our board of directors in accordance with applicable law.

As of May 10, 2021, there were 12,000,000 Ordinary Shares reserved under the Plan and 6,189,880 ordinary shares issuable upon the exercise of awards issued under the Plan:

Grant date	Number of options outstanding – May 10, 2021	Exercise price per one ordinary share (NIS)	Number of shares issuable upon the exercise	Expiration date
December 2015	138,800	20.5	13,880	December 29, 2021
October 2017	3,760,000	1.62	376,000	October 17, 2023
January 2019	2,250,000	0.59	2,250,000	January 9, 2025
July 2019	1,250,000	0.59	1,250,000	July 25, 2025
June 2020	1,250,000	0.59	1,250,000	May 31, 2026
July 2020	750,000	0.448	750,000	April 8, 2026
October 2020	300,000	0.59	300,000	October 21, 2026

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 10, 2021 (unless otherwise noted below), the beneficial ownership of our ordinary shares by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our voting securities;

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of May 10, 2021, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 475,560,698 ordinary shares outstanding as of May 10, 2021.

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

As of May 10, 2021, there was one shareholder of record of our ordinary shares, which was located in Israel. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as the shares of all shareholders for a publicly traded company such as our ordinary shares underlying our ADSs are recorded in the name of our transfer agent, Computershare Trust Company, N.A.

Unless otherwise noted below, each beneficial owner’s address is Medigus Ltd., Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel.

Our principal shareholders do not have different or special voting rights.

Holders of more than 5% of our voting securities	Number of Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned(2)
Directors and executive officers(1)
Kineret Tzedef(3)	*	*
Liron Carmel(4)	*	*
Ronen Rosenbloom(5)	*	*
Eliyahu Yoresh(6)	*	*
Eli Cohen(7)	*	*
Oz Adler	-	-

All directors and executive officers as a group (six persons)(1)	2,696,614	0.56%

*	less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

(2)	The percentages shown are based on 475,560,698 Ordinary Shares issued and outstanding as of May 10, 2021.

(3)	Includes options to purchase 187,500 Ordinary Shares at an exercise price of NIS 0.448 per share that are exercisable within 60 days. In addition, Ms. Tzedef holds options to purchase 562,500 Ordinary Shares that are not exercisable within 60 days. Ms. Tzedef’s options have expiration date July 8, 2026 and with an exercise price of NIS 0.448.

(4)	Includes 30,000 Ordinary Shares and options to purchase 625,000 Ordinary Shares at an exercise price of NIS 0.59 per share that are exercisable within 60 days. In addition, Mr. Carmel holds options to purchase 635,000 Ordinary Shares that are not exercisable within 60 days. Mr. Carmel’s options have expiration date April 25, 2025and with an exercise price of NIS 0.59.

(5)	Includes options to purchase 625,000 Ordinary Shares at an exercise price of NIS 0.59 per share that are exercisable within 60 days. In addition, Mr. Rosenbloom holds options to purchase 125,000 Ordinary Shares that are not exercisable within 60 days. Mr. Rosenbloom’s options have expiration date January 9, 2025 and with an exercise price of NIS 0.59.

(6)	Includes 166,614 Ordinary Shares and options to purchase 625,000 Ordinary Shares at an exercise price of NIS 0.59 per share that are exercisable within 60 days. In addition, Mr. Yoresh holds options to purchase 125,000 Ordinary Shares that are not exercisable within 60 days. Mr. Yoresh’s options have expiration date January 9, 2025and with an exercise price of NIS 0.59.

(7)	Includes options to purchase 625,000 Ordinary Shares at an exercise price of NIS 0.59 per share that are exercisable within 60 days. In addition, Mr. Cohen holds options to purchase 133,336 Ordinary Shares that are not exercisable within 60 days. Mr. Cohen’s options have expiration date January 9, 2025 and with an exercise price of NIS 0.59.

Significant Changes in Percentage Ownership by Major Shareholders

Over the course of 2020, there were no increases in the percentage ownership of our major shareholders. On the other hand, there were decreases in the percentage ownership of our former significant shareholders (i) L.I.A. Pure Capital Ltd., from 6.02% to 3.68%; (ii) Sabby Volatility Warrant Master Fund, Ltd. from 6.78% to 0.34%; (iii) Sabby Management, LLC, from 6.78% to 0.34%; (iv) Hal Mintz, from 6.78% to 0.34%; (v) Empery Asset Master Ltd. from 9.99% to 0.99%; (vi) Ryan M. Lane from 9.99% to 0.99%; (vii) Martin D. Hoe from 9.99% to 0.99%.

Over the course of 2019, there were no increases in the percentage ownership of our major shareholders. On the other hand, there were decreases in the percentage ownership of our former significant shareholders (i) Sabby Volatility Warrant Master Fund, Ltd. from 6.83% to 6.78%; (ii) Sabby Management, LLC, from 6.83% to 6.78%; (iii) Hal Mintz, from 6.83% to 6.78%.

Over the course of 2018, there were decreases in the percentage ownership of our major shareholders. On the other hand, there were increases in the percentage ownership of our former significant shareholders (i) Sabby Management, LLC, from 4.85% to 6.83%; (ii) Hal Mintz, from 4.99% to 6.83%; (iii) L.I.A. Pure Capital Ltd., from 7.2% to 10%; and (iv) Kfir Silberman, from 8.8% to 10.4%.

Over the course of 2020, there were decreases in the percentage of ownership held by Gix Internet Ltd. (formerly known as Algomizer Ltd.) from more than 5% to below 5%.

B.	Related Party Transactions

Agreements with our Executive Officers

We have entered into written agreements with each of our executive officers. All of these agreements contain customary provisions regarding non-competition, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them to the fullest extent permitted by law to the extent that these liabilities are not covered by directors and officers insurance.

Our office holders are generally eligible for bonuses each year. The bonuses are established and granted in accordance with our compensation policy and, are generally payable upon meeting objectives and targets that are approved by our compensation committee and board of directors (and if required by our shareholders).

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

At general meeting of our shareholders held on February 12, 2021, our shareholders approved an amendment to our compensation policy, which determines, among others, that we may provide our directors and officers, including those serving in any of our subsidiaries from time or time and those who are controlling shareholders, with liability insurance policies provided that the engagement is in the ordinary course of business, in market terms and is not expected to materially influence our profits, properties and undertakings. The coverage limit is of up to $30 million per occurrence and for the insurance period (additional coverage for legal expenses not included). Our compensation policy no longer includes limitations on the annual premium and deductibles included in the liability insurance policy.

Subsequently, on February 18, 2021, our board of directors approved a new directors’ and officers’ liability insurance policy. The new directors’ and officers’ liability insurance policy provides total coverage of $7 million for the benefit of all of our directors and officers, in respect of which we are charged a twelve-month premium of $653, and which includes a deductible of $1 million per claim, other than securities related claims filed in the United States or Canada, for which the deductible will not exceed $2.5 million and $5 million in respect of claim with respect to mergers and acquisitions.

Agreements with our Subsidiaries

Medigus and ScoutCam Ltd. entered into an Intercompany Services Agreement, as of May 30, 2019 for provision of services by Medigus to ScoutCam Ltd. On April 19, 2020, Medigus and ScoutCam Ltd. amended the agreement such that ScoutCam Ltd. shall provide Medigus with services, including usage of ScoutCam Ltd. office space in consideration for a fee determined based on the actual usage by Medigus.

On December 1, 2019, Medigus and ScoutCam Ltd. (ScoutCam) consummated an A&R Transfer Agreement, and a patent license. Under the A&R Transfer Agreement, we transferred two patent families in exchange for a license in connection with the marketing and sale of the Medigus Ultrasonic Surgical Endostapler. In addition, we granted to ScoutCam a license to access, use, improve, develop, market and sell licensed intellectual property, including the right to any future versions, enhancements, improvements and derivative works of such licensed intellectual property in connection with the development and commercialization of the ScoutCam miniature video technology. On July 27, 2020, we amended the A&R Transfer Agreement such that the patents that were previously licenses to ScoutCam, were assigned to ScoutCam.

On October 14, 2020, we signed a share purchase agreement and a revolving loan agreement with Eventer. The Eventer transaction closed on October 26, 2020. Pursuant to the share purchase agreement, we invested $750,000 and were issued an aggregate of 325,270 ordinary shares of Eventer, representing 50.01% of Eventer’s issued and outstanding share capital on a fully diluted basis. The share purchase agreement provides that we will invest an additional $250,000 in a second tranche, subject to Eventer achieving certain post-closing EBITDA based milestones during the fiscal years 2021 through 2023.

In addition, we entered into a revolving the Loan agreement with Eventer, under which we committed to lend up to $1,250,000 to Eventer through advances of funds upon Eventer’s request and subject to our approval. We extended the Initial Advance. Advances extended under the Loan Agreement may be repaid and borrowed in part or in full from time to time. The Initial Advance will be repaid in twenty-four equal monthly installments, commencing on the first anniversary of the Loan Agreement. Other advances extended under the Loan Agreement will be repaid immediately following, and in no event later than thirty days following the completion of the project or purpose for which they were made. Outstanding principal balances on the advances will bear interest at a rate equal to the higher of (i) 4% per year, or (ii) the interest rate determined by the Israeli Income Tax Ordinance [New Version] 5721-1961 and the rules and regulation promulgated thereunder. Interest payments will be made on a monthly basis.

On October 14, 2020, we entered the Exchange Agreement with Eventer’s shareholders, pursuant to which, during the period commencing on the second anniversary of the Exchange Agreement and ending fifty-four (54) months following the date of the Exchange Agreement, Eventer’s shareholders may elect to exchange all of their Eventer shares for ordinary shares of our company. The number of ordinary shares of the Company to which Eventer’s shareholders would be entitled pursuant to an exchange will be calculated by dividing the fair market value of each Eventer’s ordinary share, as mutually determined by our company and the shareholders, by the average closing price of an ordinary share of our company on the principal market on which its ordinary shares or ADSs are traded during the sixty days prior to the exchange date rounded down to the nearest whole number. Our board of directors may defer the exchange’s implementation in the event it determines in good faith that doing so would be materially detrimental to the Company and its shareholders. In addition, the exchange may not be effected for so long as $600,000 or greater remains outstanding under the Loan Agreement, or if an event of default under the Loan Agreement has occurred.

On April 8, 2021 Eventer consummated a share purchase agreement with certain investors in connection with the sale and issuance of $2.25 million worth of its ordinary shares for an aggregate amount of $2.25 million. According to the share purchase agreement, half of the proceeds will be used for promotion of Eventer’s business through media content and space advertising in different platforms and media outlets operated by the lead investor. Following an investment of $300,000 under the described share purchase agreement we hold approximately 47.69% of Eventer Shares on a fully diluted basis.

On April 19, 2020, we entered into an Asset Transfer Agreement, effective January 20, 2020, with our majority owned subsidiary GERD IP. Pursuant to the Asset Transfer Agreement, we transferred certain of our patents in consideration for seven capital notes issued to us by GERD IP, of $2,000,000 each.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Export Sales

The following table presents total export sales for each of the fiscal years indicated ($, in thousands):

	For the year ended December 31,
	2020	2019	2018
Total export sales*	481	242	424
as a percentage of total revenues	82%	89%	97%

*	Export sales, as presented, are defined as sales to customers located outside of Israel.

Legal Proceedings

From time to time we may assert or be subject to various asserted or unasserted legal proceedings and claims. Any such claims, regardless of merit, could be time-consuming and expensive to defend and could divert management’s attention and resources from our operations. While the management believes that we have adequate insurance coverage and we accrue loss contingencies for all known matters that are probable and can be reasonably estimated, we cannot assure that the outcome of all current or future litigation will not have a material adverse effect on us and our results of operations.

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

Our ordinary shares traded on the TASE under the symbol “MDGS” from February 2006 to January 25, 2021 when we delisted our Ordinary Shares from TASE. In August 2015, our ADSs commenced trading on Nasdaq under the symbol “MDGS.” ADS currently represents 20 Ordinary Shares.

For a description of the ADSs, see “Item 12. Description of Securities Other Than Equity Securities – D. American Depositary Shares.”

Our Series C Warrants have been trading on Nasdaq under the symbol “MDGSW” since July 2018. Each Series C Warrant is exercisable into one ADS for an exercise price of $3.50 and will expire five years from the date of issuance.

On February 12, 2021, following the approval of our shareholders at an extraordinary general meeting of the shareholders, we amended our articles of association to eliminate the par value of our Ordinary Shares, such that the authorized share capital of our company following the amendment consists of 1,000,000,000 Ordinary Shares of no par value.

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our Ordinary Shares are no longer listed on TASE. Our ADSs are traded on Nasdaq under the symbol “MDGS.” Our Series C Warrants are traded on the Nasdaq under the symbol “MDGSW”.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this annual report on Form 20-F. The information called for by this Item is set forth in Exhibit 2.3 to this annual report on Form 20-F and is incorporated by reference into this annual report on Form 20-F.

C.	Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report on Form 20-F:.

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report on Form 20-F:

●	2013 Share Option and Incentive Plan, filed as Exhibit 4.6 to Form 20-F (File No. 001-37381) filed on May 7, 2015, and incorporated herein by reference. See Item 6.E “Share Ownership” for more information about this document.

●	Executives and Directors Compensation Policy of Medigus Ltd., filed as Exhibit 4.2 to this annual report on Form 20-F, and incorporated herein by reference. See Item 7.B “Related Party Transactions” for more information about this document.

●	Know-How License and Sale of Goods Agreement by and between Medigus Ltd. and Shanghai MUSE Medical Science and Technology Co., Ltd., dated June 2, 2019, filed as Exhibit 10.6 to Form 20-F (File No. 001-37381) filed on April 4, 2020, and incorporated herein by reference. See Item 4.A “History and Development of the Company” for more information about this document.

●	Securities Purchase Agreement by and between Medigus Ltd., Algomizer Ltd. and Linkury Ltd., dated June 19, 2019, filed as Exhibit 10.5 to Form 20-F (File No. 001-37381) filed on April 4, 2020, and incorporated herein by reference. See Item 4.B “Business Overview” for more information about this document.

●	Amended and Restated Asset Transfer Agreement by and between Medigus Ltd. and ScoutCam Ltd., dated December 1, 2019, filed as Exhibit 10.3 to Form 20-F (File No. 001-37381) filed on April 4, 2020, and incorporated herein by reference. See Item 4.A “History and Development of the Company” for more information about this document.

●	Founders Agreement by and between Medigus Ltd. and Kfir Zilberman, dated January 12, 2020, filed as Exhibit 10.2 to Form 20-F (File No. 001-37381) filed on April 4, 2020, and incorporated herein by reference. See Item 4.A “History and Development of the Company” for more information about this document.

●	Asset Transfer Agreement by and between Medigus Ltd. and GERD IP, Inc. dated April 19, 2020, filed as Exhibit 10.1 to Form 20-F (File No. 001-37381) filed on April 4, 2020, and incorporated herein by reference. See Item 4.A “History and Development of the Company” for more information about this document.

●	Amended and Restated Inter Company Services Agreement by and between Medigus Ltd. and ScoutCam Ltd., dated April 20, 2020, filed as Exhibit 4.3 to Form 20-F (File No. 001-37381) filed on April 4, 2020, and incorporated herein by reference. See Item Item 7.B “Related Party Transactions” for more information about this document.

●	Addendum No. 1 to Amended and Restated Asset Transfer Agreement by and between Medigus Ltd. and ScoutCam Ltd., dated July 27, 2020, filed as Exhibit 10.8 to Form F-1 (File No. 333-249797) filed on November 2, 2020, and incorporated herein by reference. See Item Item 7.B “Related Party Transactions” for more information about this document.

●	Common Stock Purchase Agreement by and among Medigus Ltd., Smart Repair Pro, Inc., Purex, Inc., each of Smart Repair Pro, Inc. and Purex, Corp. respective stockholders and Vicky Hacmon, dated October 8, 2020, filed as Exhibit 10.4 to Form F-1 (File No. 333-249797) filed on November 2, 2020, and incorporated herein by reference. See Item 4.A “History and Development of the Company” for more information about this document.

●	Share Purchase Agreement by and between Medigus Ltd. and Eventer Technologies Ltd., dated October 14, 2020, filed as Exhibit 10.5 to Form F-1 (File No. 333-249797) filed on November 2, 2020, and incorporated herein by reference. See Item Item 7.B “Related Party Transactions” for more information about this document.

●	Revolving Loan Agreement by and between Medigus Ltd. and Eventer Technologies Ltd., dated October 14, 2020, filed as Exhibit 10.6 to Form F-1 (File No. 333-249797) filed on November 2, 2020, and incorporated herein by reference. See Item Item 7.B “Related Party Transactions” for more information about this document.

●	Share Exchange Agreement by and between Medigus Ltd. and the shareholders of Eventer Technologies Ltd., dated October 14, 2020, filed as Exhibit 10.7 to Form F-1 (File No. 333-249797) filed on November 2, 2020, and incorporated herein by reference. See Item Item 7.B “Related Party Transactions” for more information about this document.

●	Loan and Pledge Agreement by and among Medigus Ltd., Smart Repair Pro, Inc., and Julia Gerasimova, dated February 2, 2021, filed as Exhibit 4.19 to this annual report on Form 20-F, and incorporated herein by reference. See Item 4.B “Business Overview” for more information about this document.

●	Amendment No. 1 to Loan and Pledge Agreement by and between Medigus Ltd., Smart Repair Pro, Inc., and Julia Gerasimova, dated February 5, 2021, filed as Exhibit 4.20 to this annual report on Form 20-F, and incorporated herein by reference. See Item 4.B “Business Overview” for more information about this document.

●	Joint Venture Agreement by and among Medigus Ltd., Amir Zaid, Weijian Zhou and Charging Robotics Ltd., dated February 19, 2021, filed as Exhibit 4.21 to this annual report on Form 20-F, and incorporated herein by reference. See Item 4.A “History and Development of the Company” for more information about this document.

D.	Exchange Controls

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

Israeli Tax Considerations and Government Programs

The following is a summary of the material Israeli tax laws applicable to us, and some Israeli Government programs benefiting us. This section also contains a discussion of some Israeli tax consequences to persons owning our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding means of control, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on a new tax legislation which has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax on their taxable income at the rate of 23% of a company’s taxable income However, the effective tax rate payable by a company that derives income from a Benefited Enterprise, a Preferred Enterprise or a Preferred Technological Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli resident company are generally subject to tax at the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel which was incorporated in Israel, which has 90% or more of its income in the tax year, other than income from certain government loans, derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961 (the “Ordinance”). An “Industrial Enterprise” is defined as an enterprise whose principal activity in any given tax year is industrial activity.

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

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures not so approved are deductible in equal amounts over three years.

From time to time, we may apply the IIA for approval to allow a tax deduction for all research and development expenses/more than a third during the year incurred, rather than deduction over three-years period. There can be no assurance that such application will be accepted.

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

Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment applies to investment programs commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Israeli Authority for Investments and Development of the Israeli Ministry of Economy (referred to as the Investment Center) will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income be derived from exports. An enterprise that qualifies under the new provisions is referred to as a “Beneficiary Enterprise”, rather than “Approved Enterprise”. The 2005 Amendment provides that Approved Enterprise status will only be necessary for receiving cash grants. As a result, it was no longer necessary for a company to obtain Approved Enterprise status in order to receive the tax benefits previously available under the alternative benefits track. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. Such a position may be subject to a future tax audit. Companies are entitled to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Investment Law, as amended.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities) which are generally required to derive 25% or more of their business income from export. In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all of the conditions, including exceeding a minimum investment amount specified in the Investment Law. Such investment allows a company to receive “Benefited Enterprise” status, and may be made over a period of no more than three years that will end at the year in which the company requested to have the tax benefits apply to its Benefited Enterprise. The benefits period under the Beneficiary Enterprise status is limited to 12 years from the year the company chose to have its tax benefits apply. Where the company requests to apply the tax benefits to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage of the value of the company’s production assets before the expansion.

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

We applied for tax benefits as a “Benefited Enterprise” with 2005 as a “Year of Election”. In addition, the Company elected that years 2009 and 2012 be “years of election” for expansion of the benefited enterprise. We may be entitled to tax benefits under this regime once we are profitable for tax purposes and subject to the fulfillment of all the relevant conditions. If we do not meet these conditions, the tax benefits may not be applicable, which would result in adverse tax consequences to us. Alternatively, and subject to the fulfillment of all the relevant conditions, we may elect in the future to irrevocably waive the tax benefits available for Benefited Enterprise and claim the tax benefits available to Preferred Enterprise under the 2011 Amendment (as detailed below).

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

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations — 0%, (ii) Israeli resident individuals — 20%, and (iii) non-Israeli residents — 20% or a reduced tax rate under the provisions of an applicable double tax treaty, subject to the receipt in advance of a valid certificate from the Israel Tax Authority (“ITA”) allowing for a reduced tax rate.

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

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” (an enterprise for which, among others, total consolidated revenues of its parent company and all subsidiaries exceed NIS 10 billion) and will thereby enjoy a reduced corporate tax rate of 6% on Preferred Technology Income regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technology Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4% or a lower rate under a tax treaty, if applicable subject to the receipt in advance of a valid certificate from the ITA.

Taxation of Our Shareholders

Capital Gains

Capital gain tax is imposed on the disposition of capital assets by an Israeli resident, and on the disposition of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Ordinance distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Capital Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli Consumer Price Index or CPI between the date of purchase and the date of disposition. Inflationary Surplus is not subject to tax in Israel if accrued after 1993.

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

Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (2020 and thereafter).

Individuals and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income — 23% for corporations as of 2020 and a marginal tax rate of up to 47% in 2020 for individuals.

Notwithstanding the foregoing, capital gains derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed, (iii) neither the shareholder nor the particular capital gain is otherwise subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985), (iv) if the seller is a corporation, no more than 25% of its means of control are held, directly and indirectly, by an Israeli resident shareholders, and there is no Israeli Resident that is entitled to 25% or more of the revenues or profits of the corporation directly or indirectly. In addition, such exemption would not be available to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

In addition, the sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the U.S.-Israel Double Tax Treaty exempts a U.S. resident from Israeli capital gain tax in connection with such sale, provided that (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power at any time within the 12 month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days in the aggregate at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel; (iv) the capital gain arising from such sale, exchange or disposition is not attributed to real estate located in Israel; (v) the capital gains arising from such sale, exchange or disposition is not attributed to royalties; and (vi) the shareholder is a U.S. resident (for purposes of the U.S.-Israel Treaty) is holding the shares as a capital asset. Under the U.S.-Israel Double Tax Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S-Israel Double Tax Treaty does not provide such credit against any U.S. state or local taxes.

Regardless of whether our shareholders (including non-Israeli shareholders) may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, the ITA may require shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or to obtain a specific exemption from the ITA to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held is obliged, subject to the above-mentioned exemptions, to withhold tax upon the sale of securities from the Real Capital Gain at the rate of up to 25% with respect to an individual, or at a rate of corporate tax with respect to a corporation (23% in 2021).

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

Dividends

We have never paid any cash dividends. A distribution of a dividend by our company from income attributed to a Benefited Enterprise will generally be subject to withholding tax in Israel at a rate of 15% unless a reduced tax rate is provided under an applicable tax treaty and provided that a withholding tax certificate providing for such a reduced rate was obtained from the ITA. A distribution of dividend by our company from income attributed to a Preferred Enterprise (if the company will be entitled to tax benefits of a Preferred Enterprise) will generally be subject to withholding tax in Israel at the following tax rates: Israeli resident individuals — 20%; Israeli resident companies — 0%; Non-Israeli residents — 20% or such lower rate as may be provided in an applicable tax treaty, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate.

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

The Ordinance provides that a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12 months period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). Thus, under the U.S.-Israel Double Tax Treaty the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting share capital of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends — the tax rate is 12.5% The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

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

Excess Tax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 651,600 for 2020, which amount is linked to the annual change in the CPI.

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

The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

●	banks;

●	certain financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark to market;

●	certain former citizens or residents of the United States;

●	tax-exempt entities;

●	persons holding our ordinary shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting share capital;

●	persons that are residents or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

●	persons who acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

●	S-corporation and partnerships, including entities classified as partnerships for U.S. federal income tax purposes.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, we are not be required under the Exchange Act to file annual or other reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Instead, we must file with the SEC, within 120 days after the end of each fiscal year, or such other applicable time as required by the SEC, an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.

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

Foreign Currency Exchange Risk

Our reporting and functional currency is the U.S. dollar. Our revenues are currently primarily payable in the U.S. dollars and Euros, and we expect our future revenues to be denominated primarily in U.S. dollars and Euros. However, certain amount of our expenses are in NIS and as a result, we are exposed to the currency fluctuation risks relating to the recording of our expenses in the U.S. dollars. We may, in the future, decide to enter into currency hedging transactions. These measures, however, may not adequately protect us from material adverse effects.

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

Our interest rate risk exposure is in respect to bank deposits, which expose us to risk due to change in fair value interest rates. As of December 31, 2020, these deposits carried relatively low interest rates and under these low interest rates, reasonable changes in interest rates are expected have negligible impact on the fair value of these assets.

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

The form of the deposit agreement for the ADSs and the form of American Depositary Receipt (ADR) that represents an ADS as filed as exhibits to the Company’s registration statement on Form F-6 with the SEC on May 7, 2015, as amended on October 26, 2020. Copies of the deposit agreement are available for inspection at the principal office of the Bank of New York Mellon, located at 101 Barclay Street, New York, New York 10286.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures

We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act, is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within the company to disclose information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives.

Based on our evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d) - 15(e) of the Exchange Act, were effective at such reasonable assurance level as of the end of the period covered by this annual report on Form 20-F.

(b) Management report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on this evaluation, management concluded that our internal control over financial reporting as of December 31, 2020 was effective.

In conducting the management’s evaluation of the effectiveness of its internal control over financial reporting, the Company’s management determined that the investments in Eventer which occurred on October 14, 2020 and April 8, 2021, and following which the Company hold approximately 47.69% of the issued and outstanding share capital of Eventer, would be excluded from the 2020 internal control assessment, as permitted by the SEC. Accordingly, as of December 31, 2020 approximately 1% and 4% of the consolidated net and total assets, respectively, were excluded from management’s evaluation of the effectiveness of internal control over financial reporting.

Remediation Efforts of Previously Disclosed Material Weaknesses

As discussed in our 2019 Annual Report on Form 20-F for the year ended December 31, 2019, in connection with the preparation of our financial statements for the year ended December 31, 2019, our management identified a material weakness in our internal control over financial reporting.

In response to that material weakness, we implemented a remediation plan for the identified material weakness. As part of our remediation plan, during 2020 we recruited additional personnel with the requisite level of qualification and experience.

In addition, we reviewed our existing processes and controls in order to identify additional control deficiencies and designed new controls or adjusted the design of our existing controls in order to improve our processes and controls. The new controls and the revised controls address the non-routine complex accounting issues. Specifically, there is an emphasis on conducting the necessary procedures with the full internal accounting team and external consultants to review and research the proper guidance and approach toward the accounting treatment, and documenting such in a white paper or memo as needed.

Based on the above, and the results of testing conducted during the year ended December 31, 2020, we concluded that the identified material weakness was remediated as of December 31, 2020.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Eliyahu Yoresh is an audit committee financial expert as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and Nasdaq Stock Market rules.

ITEM 16B. CODE OF ETHICS

In March 2016, we adopted a written code of ethics and business conduct, which applies to all our directors, officers and employees, including without limitation our, Chief Executive Officer, Chief Financial Officer, and controller, or persons performing similar functions. This code of ethics is posted on our website, www.medigus.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and services

Brightman Almagor Zohar and Co., Certified Public Accountant (Isr.), a firm in the Deloitte Global Network, has served as our principal independent registered public accounting firm for the year ended December 31, 2020. Kesselman & Kesselman, an independent registered public accounting firm, a member firm of PricewaterhouseCoopers International Limited, has served as our principal independent registered public accounting firm for the year ended December 31, 2019.

The following table provides information regarding fees paid by us to Brightman Almagor Zohar and Co., for all services, including audit services, for the year ended December 31, 2020, and to Kesselman & Kesselman for all services, including audit services, for the year ended December 31, 2019:

	Year Ended December 31, 2020		Year Ended December 31, 2019
	(USD in thousands)
Audit fees(1)	329	*	65
Tax Fees(2)	6		6
Total	335		71

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

(2)	Represents fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

*	In addition to the amount mentioned above, the total audit fee amounts, related to the year ended December 31, 2020, that Brightman Almagor Zohar and Co. billed for (i) ScoutCam was USD 60 (in thousands), and (ii) Eventer was USD 29 (in thousands).

Audit committee’s pre-approval policies and procedures

Our audit committee’s specific responsibilities in carrying out its oversight of the quality and integrity of the accounting, auditing and reporting practices of our company include the approval of audit and non-audit services to be provided by the external auditor. The audit committee approves in advance the particular services or categories of services to be provided to us during the following yearly period and also sets forth a specific budget for such audit and non-audit services. Additional non-audit services may be pre-approved by the audit committee

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Medigus Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Medigus Ltd. and its subsidiary (the “Company”) as of December 31, 2020 and the related consolidated statements of loss and other comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Eventer Revenue – Refer to Note 2n and Note 15 to the Consolidated Financial Statements

Critical Audit Matter Description

The Company, through its subsidiary Eventer, generates revenues from commissions paid by producers for onboarding events to its platform. The Company recorded services revenue from commissions of $40 thousand, for the period from October 14, 2020 (the date of acquisition) through December 31, 2020 as well as a liability to event producers of $539 thousand as of December 31, 2020. Eventer’s performance obligation is to provide services for using the event production platform in exchange for paying a commission from the sale of tickets for events. Eventer recognizes revenue for its commissions and other services at a point of time when the client’s event occurs, on a net basis.

Auditing the timing and measurement of the Company’s revenue recognition was especially challenging and required significant audit effort in performing audit procedures and in evaluating audit evidence relating to the occurrence of events and the measurement of commissions earned by Eventer. This required extensive audit effort due to the revenue recording process and IT systems involved.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company’s revenue recognition and related liability to event producers included the following, among others:

•	We tested Eventer’s reconciliation of services revenue from commissions to cash collected from credit card companies, by recalculation and by agreeing cash collection amounts to their respective bank statements and credit card billing statements.

•	We tested the accuracy of information underlying Eventer’s revenue and related liability to event producers, generated from Eventer’s platform, by inspecting, on a sample basis, agreements with producers, as well as other documents related to the calculation of commissions.

•	We tested the completeness of information underlying Eventer’s revenue and related liability to event producers, generated from Eventer’s platform, by tracing, on a sample basis, cash collections and cash receipts from Eventer’s bank statement to their respective events.

•	We tested the timing of revenue recognition by tracing events, on a sample basis, to on-line publications made by event producers.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

May 14, 2021

We have served as the Company’s auditor since 2020.

MEDIGUS LTD.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Medigus Ltd.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Medigus Ltd. and its subsidiaries (the “Company”) as of December 31, 2019, and the related consolidated statements of loss and other comprehensive loss, of changes in equity and of cash flows for each of the two years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors with respect to the consolidated financial statements as of and for the year ended December 31, 2019, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel

April 21, 2020

We served as the Company’s auditor from 1999 to 2020.

Kesselman & Kesselman, Derech Menachem Begin 146 Street, Tel-Aviv 6492103, Israel,

Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Kesselman & Kesselman is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Gix Internet Ltd.

Opinion on the Financial Statements

We have audited the consolidated statements of financial position of Gix Internet Ltd. (formerly known as Algomizer Ltd.) and its subsidiaries (the “Company”) as of December 31, 2019 and September 4, 2019, the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flow for the period from September 4, 2019 through December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and September 4, 2019 and the results of its operation and its cash flow for the period from September 4, 2019 through December 31, 2019, in conformity International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

April 21, 2020

(Concluded) - 1

MEDIGUS LTD.

CONSOLIDATED BALANCE SHEETS

		December 31,
	Note	2020	2019
		USD in thousands

Assets

CURRENT ASSETS:
Cash and cash equivalents	5	22,363	7,036
Non-current assets held for sale	3	547	-
Accounts receivables – trade		96	22
Inventory	7	243	900
Other current assets	8	796	321
		24,045	8,279

NON-CURRENT ASSETS:
Contract fulfillment assets	16b	1,130	-
Property and equipment, net	8	345	137
Right-of-use assets, net	2o	104	153
Investments accounted for using the equity method	3	1,663	1,149
Intangible assets		495	-
Retirement benefit assets, net		23	-
Financial assets at fair value through profit or loss	3,4	4,530	3,616
		8,290	5,055

TOTAL ASSETS		32,335	13,334

The accompanying notes are an integral part of these consolidated financial statements.

(Concluded) - 2

MEDIGUS LTD.

CONSOLIDATED BALANCE SHEETS

		December 31,
	Note	2020	2019
		USD in thousands
Liabilities and equity

CURRENT LIABILITIES:
Accounts payables - trade	10	140	75
Lease liabilities		60	119
Warrants at fair value	4, 2g	1,039	1,459
Contract liabilities	16c	69	502
Liability to event producers	15	539	-
Accrued expenses and other liabilities	10	1,667	1,210
		3,514	3,365

NON-CURRENT LIABILITIES:
Lease liabilities		47	33
Contract liabilities	16c	2,580	1,800
Retirement benefit obligation, net		-	5
		2,627	1,838

TOTAL LIABILITIES		6,141	5,203

EQUITY:	11
Share capital – ordinary shares of NIS 1.00 par value: authorized – December 31,2019 – 250,000,000 shares, December 2020 – 1,000,000,000 shares; issued and outstanding - December 31, 2019 – 82,598,738 shares December 31, 2020 – 316,442,738 shares		93,021	22,802
Share premium		-	47,873
Other capital reserves		10,725	12,492
Warrants		197	197
Accumulated deficit		(80,982)	(76,657)
Equity attributable to owners of Medigus Ltd.		22,961	6,707
Non-controlling interests	3	3,233	1,424
		26,194	8,131

TOTAL LIABILITIES AND EQUITY		32,335	13,334

The accompanying notes are an integral part of these consolidated financial statements.

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

		Year Ended December 31,
	Note	2020	2019	2018
		USD in thousands

REVENUES:	16
PRODUCTS		491	188	219
SERVICES		40	85	217
		531	273	436

COST OF REVENUES:	13
PRODUCTS		988	370	164
SERVICES		46	85	115
INVENTORY IMPAIRMENT		-	-	328
		1,034	455	607

GROSS LOSS		(503)	(182)	(171)
RESEARCH AND DEVELOPMENT EXPENSES	13	997	609	1,809
SALES AND MARKETING EXPENSES	13	471	326	1,354
GENERAL AND ADMINISTRATIVE EXPENSES	13	5,494	3,081	3,338
NET INCOME FROM CHANGE IN FAIR VALUE OF FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	4	797	92	-
SHARE OF NET LOSS OF ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD	3	170	216	-
AMORTIZATION OF EXCESS PURCHASE PRICE OF AN ASSOCIATE		546	-	-
LISTING EXPENSE	13	-	10,098	-
OPERATING LOSS		(7,384)	(14,420)	(6,672)

CHANGES IN FAIR VALUE OF WARRANTS ISSUED TO INVESTORS	4	338	142	148
FINANCIAL INCOME (EXPENSES) IN RESPECT OF DEPOSITS, BANK COMMISIOMS AND EXCHANGE DIFFERENCES, NET		205	99	(54)
FINANCING INCOME, NET		543	241	94

LOSS BEFORE TAXES ON INCOME		(6,841)	(14,179)	(6,578)
TAXES BENEFIT (TAXES ON INCOME)	9e	(9)	1	(20)
LOSS FOR THE YEAR		(6,850)	(14,178)	(6,598)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified to profit or loss
Share of other comprehensive income (loss) of associates accounted for using the equity method		8	(28)	-
Items that will not be reclassified to profit or loss
Share of other comprehensive income (loss) of associates accounted for using the equity method		27	(13)	-
OTHER COMPREHENSIVE INCOME (LOSS) FOR THE YEAR		35	(41)	-

TOTAL COMREHENSIVE LOSS FOR THE YEAR		(6,815)	(14,219)

Total comprehensive loss for the period is attributable to:
Owners of Medigus		(4,325)	(14,178)	(6,598)
Non-controlling interest		(2,525)	-	-
		(6,850)	(14,178)	(6,598)
Total comprehensive loss for the period is attributable to:
Owners of Medigus		(4,278)	(14,219)	(6,598)
Non-controlling interest		(2,537)	-	-
		(6,815)	(14,219)	(6,598)

BASIC LOSS PER ORDINARY SHARE	14	(0.03)	(0.18)	(0.16)
DILUTED LOSS PER ORDINARY SHARE	14	(0.03)	(0.18)	(0.16)

The accompanying notes are an integral part of these consolidated financial statements.

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Equity attributable to owners of Medigus Ltd.
	Note	Ordinary shares	Share premium	Capital reserves from options granted	Other reserves	Capital reserves from transactions with non- controlling interest	Currency translation differences	Warrants	Accumulated deficit	Total	Non- controlling interests	Total equity
BALANCE AS OF JANUARY 1, 2020		22,802	47,873	1,351	525	11,761	(1,145)	197	(76,657)	6,707	1,424	8,131

Loss for the period									(4,325)	(4,325)	(2,525)	(6,850)
Other comprehensive income					20		27			47	(12)	35
TOTAL COMPREHENSIVE LOSS FOR THE YEAR					20		27		(4,325)	(4,278)	(2,537)	(6,815)

TRANSACTIONS WITH SHAREHOLDERS:
Purchase of a subsidiary											381	381
Issuance of shares and warrants	13(b)	53,278	(35,369)			(3,766)		3,632		17,775		17,775
Exercise of warrants		16,941	(12,596)					(3,632)		713		713
Issuance of shares and warrants by the Subsidiary						1,956				1,956	2,632	4,588
Conversion into shares and warrants of loan granted to the Subsidiary						(136)				(136)	136	-
Share in capital reserve of an associate						33				33		33
Stock-based compensation in connection with options granted to employees and service providers	13(c)			191						191	1,197	1,388
Expiration of options			92	(92)
TOTAL TRANSACTIONS WITH SHAREHOLDERS		70,219	(47,873)	99	-	(1,913)	-	-	-	20,532	4,346	24,878
BALANCE AS OF DECEMBER 31, 2020		93,021	-	1,450	545	9,848	(1,118)	197	(80,982)	22,961	3,233	26,194

			Equity attributable to owners of Medigus Ltd.
	Note	Ordinary shares	Share premium	Capital reserves from options granted	Other reserves	Capital reserves from transactions with non- controlling interest	Currency translation differences	Warrants	Accumulated deficit	Total	Non- controlling interests	Total equity
BALANCE AS OF JANUARY 1, 2019		20,924	48,942	1,271	538	-	(1,117)	-	(62,479)	8,079	-	8,079

Loss for the period									(14,178)	(14,178)	-	(14,178)
Other comprehensive loss					(13)		(28)			(41)		(41)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR					(13)		(28)		(14,178)	(14,219)		(14,219)
TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares and warrants	12(b)(4)	1,878	(1,248)					197		827	-	827
Transactions with non-controlling interest	4					11,714				11,714	1,424	13,138
Share in capital reserve of an associate						47				47	-	47
Stock-based compensation in connection with options granted to employees and service providers	12(c)			259						259	-	259
Expiration of options			179	(179)								-
TOTAL TRANSACTIONS WITH SHAREHOLDERS		1,878	(1,069)	80	-	11,761	-	197	-	12,847	1,424	14,271
BALANCE AS OF DECEMBER 31, 2019		22,802	47,873	1,351	525	11,761	(1,145)	197	(76,657)	6,707	1,424	8,131

The accompanying notes are an integral part of these consolidated financial statements.

(Continued) - 2

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Equity attributable to owners of Medigus Ltd.
	Note	Ordinary shares	Share premium	Capital reserves from options granted	Other reserves	Currency translation differences	Warrants	Accumulated deficit	Total equity
		USD in thousands
BALANCE AS OF January 1, 2018		5,292	55,040	909	538	(1,117)	730	(55,881)	5,511

TOTAL COMPREHENSIVE LOSS FOR THE YEAR								(6,598)	(6,598)

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares and warrants	12(b)(3)	3,179	(1,823)	630					1,986
Exercise of warrant, net	12(b)(3)	12,453	(5,430)						7,023
Stock-based compensation in connection with options granted to employees and service providers	12(c)			157					157
Expiration of options and warrants			1,155	(425)			(730)		-
TOTAL TRANSACTIONS WITH SHAREHOLDERS		15,632	(6,098)	362	-	-	(730)	-	9,166
BALANCE AS OF DECEMBER 31, 2018		20,924	48,942	1,271	538	(1,117)	-	(62,479)	8,079

The accompanying notes are an integral part of these consolidated financial statements.

(Continued) - 1

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2020	2019	2018
	USD in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
CASH FLOWS USED IN OPERATIONS (see Appendix A)	(6,263)	(2,757)	(4,253)
Interest received	17	75	42
Dividend received	120
Interest paid	(8)	(5)	-
Income tax paid	(9)	(8)	(11)
Net cash flow used in operating activities	(6,143)	(2,695)	(4,222)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for purchase of property and equipment	(324)	(62)	(11)
Payment for acquisition of associates and financial assets at fair value through profit or loss (note 3)	(1,818)	(4,057)	-
Acquisition of a subsidiary (see Appendix B)	541	-	-
Withdrawal of short-term deposits	-	-	3,498
Net cash flow generated from (used in) investing activities	(1,601)	(4,119)	3,487

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants by a subsidiary, net of issuance costs	4,587	-	-
Transaction with non-controlling interest (see Appendix C and note 4)		3,202
Principal elements of lease liability	(46)	(46)	-
Proceeds from issuance of shares and warrants and from exercise of warrants, net of issuances costs	18,405	-	8,634
Net cash flow generated from financing activities	22,946	3,156	8,634

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	15,202	(3,658)	7,899
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	7,036	10,625	2,828
GAINS (LOSSES) FROM EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	125	69	(102)
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	22,363	7,036	10,625

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Right of use assets obtained in exchange for lease liabilities		174	-
Non cash investment in the Gix Group and issuance of ADS (note 3)		827	-
Unpaid Recapitalization Transaction costs		89	-

The accompanying notes are an integral part of these consolidated financial statements.

(Continued) - 2

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

APPENDIX A TO THE STATEMENTS OF CASH FLOWS:

	For the year ended December 31,
	2020	2019	2018
	USD in thousands
NET CASH USED IN OPERATIONS:
Loss for the year before taxes on income	(6,841)	(14,179)	(6,578)
Adjustment in respect of:
Depreciation	167	75	42
Net income from change in the fair value of financial assets at fair value through profit or loss	(797)	(92)	-
Changes in fair value of warrants issued to investors	(338)	(142)	(148)
Loss (gain) from exchange differences on cash and cash equivalents	(125)	(69)	102
Share of losses of associate company	170	216	-
Retirement benefit obligation, net	(28)	(74)	14
Interest expenses	8	5	-
Issuance expenses which were attributed to the warrants classified as a financial liability and charged directly to profit or loss	-	-	1,565
Amortization of excess purchase price of an associate	546
Listing expenses	-	10,098
Dividend received	(120)	-	-
Interest received	(17)	(75)	(42)
Stock-based compensation in connection with options granted to employees and service providers	1,388	259	157

CHANGES IN OPERATING ASSET AND LIABILITY ITEMS:
Decrease (increase) in accounts receivable - trade	(74)	2	(6)
Decrease (increase) in other current assets	(440)	83	(101)
Increase (decrease) in accounts payables - trade	63	(115)	-
Increase (decrease) in liability to event producers	539	-	-
Increase (decrease) in contract liability	(346)	1,953	170
Increase (decrease) in accrued expenses and other liabilities	455	117	226
Decrease (increase) in inventory	(473)	(819)	346
NET CASH USED IN OPERATIONS	(6,263)	(2,757)	(4,253)

The accompanying notes are an integral part of these consolidated financial statements.

APPENDIX B TO THE STATEMENTS OF CASH FLOWS:

As of December 31, 2020
USD in thousands

Acquisition of Eventer Ltd

Other receivable	35
Property and equipment	1
Goodwill	296
Technology - net	199
Trade payable	(2)
Liability to event producers	(689)
Non-controlling interest	(381)
Cash obtained in connection with acquisition - Eventer	(541)

APPENDIX C TO THE STATEMENTS OF CASH FLOWS:

As of December 31, 2019
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

On July 24, 2007, the Company established a wholly owned subsidiary, MEDIGUS USA LLC (or “Medigus USA”), in the State of Delaware, USA.

Medigus USA did bot engage in any business activities until October 2013.

On October 1, 2013, the Company and Medigus USA entered into an inter-company agreement whereby the Medigus USA provides services to the Company in consideration for a reimbursement of its costs plus a reasonable premium. In February 2019, Medigus USA ceased its operations.

On January 3, 2019, the Company established a wholly owned subsidiary in Israel under the name ScoutCam Ltd. (“ScoutCam”). ScoutCam was incorporated as part of a reorganization of the Company aimed at distinguishing the Company’s miniaturized imaging business, or the micro ScoutCam™ portfolio, from the other operations of the Company and to enable the Company to form a separate business unit with dedicated resources focused on the promotion of such technology.

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

On September 16, 2019, ScoutCam entered into a Securities Exchange Agreement (the “Exchange Agreement”), with ScoutCam Inc., formerly known as Intellisense Solutions .. (“Intellisense”) and the Company, Pursuant to the Exchange Agreement the Company assigned, transferred and delivered 100% of its holdings in ScoutCam Ltd. to ScoutCam Inc., in exchange for a consideration consisting of shares of ScoutCam’s Inc. common stock representing 60% of the issued and outstanding share capital of ScoutCam Inc. immediately upon the closing of the Exchange Agreement (the “Closing”). For additional information, see note 3.

On January 13, 2020, together with the Company’s advisor Mr. Kfir Zilberman the Company formed a subsidiary in Delaware, of which the Company holds 90% of the stock capital, under the name GERD IP, Inc. (“GERD IP”). GERD IP was incorporated in accordance with the Company’s efforts to reorganize its assets and increase asset and organizational efficiencies.

On April 19, 2020, The Company entered an Asset Transfer Agreement, effective January 20, 2020, with a majority owned subsidiary GERD IP. Pursuant to the Asset Transfer Agreement, the Company transferred certain of its patents in consideration for seven (7) capital notes issued to the Company by GERD IP, of $2,000,000 each. The Principal Amount shall bear no interest or any linkage to any index and shall become due after January 20, 2025, the repayment shall be made in US dollars. The Capital notes shall not grant the Company any rights in the share capital of Gerd IP such as voting rights, other consensual rights, and similar rights attached to the shares issued by Gerd IP, to the Company.

On October 14, 2020, the Company signed a share purchase agreement and a revolving loan agreement with Eventer technology Ltd. (“Eventer”), a technology company engaged in the development of tools for automatic creation, management, promotion, and billing of events and ticketing sales. Pursuant to the share purchase agreement, the Company invested $750 thousand and were issued an aggregate of 325,270 ordinary shares of Eventer, representing 58.7% of the issued and outstanding share capital (50.01% of Eventer’s issued and outstanding share capital on a fully diluted basis).

“Group” - the Company together with, Medigus USA, ScoutCam Inc., GERD IP and Eventer.

“Subsidiaries” – Entities under the control of the Company.

As of December 31, 2020, the Company own a minority stake in Gix Internet Ltd. (formerly “Algomizer”) and its subsidiary Linkury Ltd., which operates in the field of software development, marketing and distribution to internet users. For additional information, see note 3.

As of December 31, 2020, the Company also owns 24.92% of Matomy Media Group Ltd., 19.9% of Polyrizon Ltd. and 0.8% of Safe Foods, Inc.

The Company has previously engaged in the development, production and marketing of the Medigus Ultrasonic Surgical Endostapler (MUSE) (hereinafter - “MUSE”) endoscopy system, an FDA approved system, for the treatment of gastroesophageal reflux disease (hereinafter - “GERD”). The Company is no longer maintaining efforts to commercialize the MUSE System and rather are pursuing potential opportunities to sell or grant a license for the use of the Company’s MUSE technology.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL: (continued):

On June 3, 2019, the Company entered into a Licensing and Sale Agreement with Shanghai Golden Grand-Medical Instruments Ltd. (hereinafter “Golden Grand”) for the know-how licensing and sale of goods relating to MUSE system in China, Hong Kong, Taiwan and Macao. Under the agreement, the Company committed to provide a license, training services and goods to Golden Grand in consideration for USD 3 million to be paid to the Company in four milestones-based installments. The final milestone and the final installment shall be completed and paid upon the completion of a MUSE assembly line in China (see note 15c). The Company is examining additional potential opportunities to sale MUSE to other territories.

The Company’s ordinary shares were listed on the Tel Aviv Stock Exchange Ltd. (hereinafter - “TASE”) and, as of May 20, 2015, the Company’s American Depository Shares (hereinafter – “ADSs”) evidenced by American Depositary Receipts (hereinafter – “ADRs”) are listed on the Nasdaq Capital Market. The Company’s depositary agent for the ADR program is The Bank of New York Mellon. the Company’s Series C Warrants have been traded on Nasdaq Capital Market since July 2018. On January 25, 2021, the Company voluntarily delisted its shares from trading on the TASE.

b.	During the year ended December 31, 2019, the Group incurred a total comprehensive loss of approximately USD 14.2 million and a negative cash flows from operating activities of approximately USD 2.7 million. Furthermore, in the recent years the Group has suffered recurring losses from operations, negative cash flows from operating activities and has an accumulated deficit as of December 31, 2019. Management has initiated a plan to reduce operating expenses and plans to continue to fund its operations primarily through utilization of its financial resources. As a result, as of December 31, 2019 there was a substantial doubt about the Group’s ability to continue as a going concern. As of December 31, 2019 the consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

During the year ended December 31, 2020, the Group incurred a total comprehensive loss of approximately USD 6.9 million and a negative cash flows from operating activities of approximately USD 2.7 million.

The Group has incurred operating losses since its incorporation. As of December 31, 2020, the Group had an accumulated deficit of approximately USD 81 million as a result of recurring operating losses. As of the approval date of the financial statements, the Company had USD 35.3 million in cash and cash equivalent. The Group anticipates that its cash will provide sufficient liquidity for more than a twelve-month period from May 13, 2021.

c.	Effect of coronavirus

The COVID-19 pandemic, including the efforts to combat it, has had and may continue to have a widespread effect on the Company business. In response to the pandemic, public health authorities and local and national governments have implemented measures that have and may continue to impact the Company’s business, including voluntary or mandatory quarantines, restrictions on travel and orders to limit the activities of non-essential workforce personnel. As of the date of this annual report, the COVID-19 (coronavirus) pandemic had made a significant impact on global economic activity, with governments around the world, including Israel, having closed office spaces, public transportation and schools, and restricting travel. These closures and restrictions, if continued for a sustained period, could trigger a global recession that could negatively impact the Company’s business in a material manner. the Company is actively monitoring the pandemic and the Company is taking any necessary measures to respond to the situation in cooperation with the various stakeholders.

In light of the evolving nature of the pandemic and the uncertainty it has produced around the world, the Company does not believe it is possible to precisely predict the pandemic’s cumulative and ultimate impact on the Company’s future business operations, liquidity, financial condition and results of operations. For example, travel restrictions have adversely affected the Company’s ability to timely achieve certain milestones included in the Company Agreement with Golden Grand and has delayed the recognition of revenues deriving therefrom. These travel restrictions have also impacted the Group sales and marketing efforts and those of the Company subsidiaries. In addition, a substantial portion of Eventer’s business relates to leisure event management, the scope of which was greatly reduced as a result of governmental policies and measures tailored to address to spread of COVID-19. To the extent that these measures remain in place, Eventer’s business and result of operations could be harmed.

The extent of the impact of the pandemic on the Company business and financial results will depend largely on future developments, including the duration of the spread of the outbreak and any future “waves” of the outbreak, globally and specifically within Israel and the United States. In addition, the extent of the impact on capital and financial markets, foreign currencies exchange and governmental or regulatory orders that impact the Company business are highly uncertain and cannot be predicted. If economic conditions generally or in the industries in which the Company operate specifically, worsen from present levels, the Company results of operations could be adversely affected and the Company financial condition will depend on future developments that are highly uncertain and cannot be predicted, including new government actions or restrictions, new information that may emerge concerning the severity, longevity and impact of the COVID-19 pandemic on economic activity.

Additionally, concerns over the economic impact of the pandemic have caused extreme volatility in financial markets, which has adversely impacted and may continue to adversely impact the Company share price and the Company ability to access capital markets. To the extent the pandemic or any worsening of the global business and economic environment as a result adversely affects the Company business and financial results, it may also have the effect of heightening many of the other risks described in this annual report.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis for preparation of the financial statements:

The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) as issued by the International Accounting Standards Board (hereinafter “IASB”).

The financial statements include the consolidated statements of financial position as at December 31, 2020 and 2019 and the consolidated income statements and statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2020, 2019 and 2018 and the related notes.

The financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments that are measured at revalued amounts or fair values at the end of each reporting period, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, leasing transactions that are within the scope of IFRS 16, and measurements that have some similarities to fair value but are not fair value, such as net realisable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.

The consolidated financial statements were authorized for issue by the Board of Directors on May 4, 2021.

The significant accounting policies set out below have been consistently applied to in the preparation of these consolidated financial statements for all years presented, unless otherwise stated.

b.	Principles of consolidation

Subsidiaries

Subsidiaries are all entities over which the Group has control. Control is achieved when the Company has all the following:

●	Power over the investee;

●	Exposure, or rights, to variable returns from its involvement with the investee; and

●	The ability to use its power over the investee to affect the amounts of the investor’s returns.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (continued):

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ends when the Company loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the Consolidated statements of loss and other comprehensive loss from the date on which the Company obtains control until the date when the Company loses control over the subsidiary.

Asset Acquisitions

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 - Business Combinations. The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments to IFRS 3 are effective for annual reporting periods beginning on or after January 1, 2020 and apply prospectively, however earlier application was permitted.

As part of these amendments, the IASB introduced an optional fair value concentration test. The purpose of this test is to permit a simplified assessment of whether an acquired set of activities and assets is a business or an asset. Entities may elect whether or not to apply the concentration test on a transaction-by-transaction basis. The concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The test is based on gross assets, not net assets, as the IASB concluded that whether a set of activities and assets includes a substantive process does not depend on how the set is financed. In addition, certain assets are excluded from the gross assets considered in the test. If the test is met, the set of activities and assets is determined not to be a business and no further assessment is needed. If the test is not met, or if an entity elects not to apply the test, a detailed assessment must be performed applying the original requirements in IFRS 3.

The Company accounted for the Polyrizon Ltd. transaction as an asset acquisition under the amended guidance set forth under IFRS 3 as substantially all of the fair value of the gross assets acquired was concentrated in a group of similar identifiable assets (See note 3).

Principles of consolidation

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the Consolidated statements of loss and other comprehensive loss, statement of changes in equity and balance sheets, respectively.

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

When the Group ceases to consolidate an investee because of a loss of control, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. Amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss, if applicable.

c.	Principles of equity accounting and change in ownership interest

Associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee. The Group is presumed to have significant influence when it holds 20 percent or more of the voting rights of an investee, unless it can be clearly demonstrated that this is not the case. The Group does not control its associates. Investments in associates are accounted for using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5.

Equity method

Under the equity method, an investment in an associate is recognized initially in the Consolidated balance sheets at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment. When the Group’s share of losses of an associate or exceeds the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

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

Changes in ownership interests

When the Group ceases to equity account for an investment under the equity method because of a loss of significant influence, any retained interest in the entity is measured to its fair value, with the change in carrying amount recognized in profit or loss. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (continued):

d.	Translation of foreign currency balances and transactions:

The functional currency and the presentation currency

The reporting and functional currency of the Company and each of its subsidiaries, Gerd IP and ScoutCam, is the USD and that of Eventer is the NIS.

The consolidated financial statements are presented in USD and rounded to the nearest thousand.

Transactions and balances

In preparing the financial statements of the Group entities, transactions in currencies other than the entity’s functional currency (hereinafter, “foreign currencies”) are recognized at the rates of exchange prevailing on the dates of the transactions. At each reporting date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences are recognized in profit or loss in the period in which they arise.

Foreign Operations

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

●	income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used; and

●	Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in a foreign exchange translation reserve (attributed to non-controlling interests as appropriate).

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

Property and equipment is recognized at cost less accumulated depreciation.

Depreciation is calculated using the straight-line method over the estimated useful life of the asset as follows:

Machinery and equipment	6 – 10 years (primarily 10)
Leasehold improvements and furniture	7 – 14 years
Computers and programs	3 years

Leasehold improvements are depreciated using the straight-line method over the shorter of the term of the lease or the estimated useful lives of the assets.

The assets’ residual values, their useful lives and the depreciation method are reviewed, and adjusted if appropriate, at the end of each year.

Gains or losses with respect to disposals are determined by comparing the net proceeds with the carrying amount and recognized in the Consolidated statements of loss and other comprehensive loss when occurred.

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

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (continued):

g.	Financial instruments:

Financial assets and financial liabilities are recognized on the Group’s Consolidated balance sheets when the Group becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

Financial assets

Classification

The Group classifies its financial assets in the following measurement categories:

● those to be measured subsequently at fair value through profit or loss, and

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

Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (hereinafter “FVTPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (continued):

Debt instruments

Subsequent measurement of investments in debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are two measurement categories into which the Group classifies its investments in debt instruments:

●	Amortized cost: Financial assets are measured at amortized cost if both of the following conditions are met:

-	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses.

●	Fair value through profit and loss: A gain or loss on a debt investment that is subsequently measured at FVTPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.

Equity instruments

The Group subsequently measures equity investments at fair value through profit and loss except when the Group has control or significant influence. Dividends from such investments continue to be recognized in profit or loss as other income when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at FVTPL are recognized in “net change in fair value of financial assets at fair value through profit or loss” in the Consolidated statements of loss and other comprehensive loss as applicable.

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

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (continued):

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

h.	Inventory

Inventories include raw materials and finished products and are valued at the lower of cost or net realizable value. Inventories are stated at the lower of cost and net realizable value.

The cost is determined on the basis of “first in-first out” basis. Cost of purchased raw materials and inventory in process includes costs of design, raw materials, direct labor, other direct costs and fixed production overheads. Materials and other supplies held for use in the production of inventories are not written down if the finished products in which they will be incorporated are expected to be sold at or above cost.

The Group regularly evaluates its ability to realize the value of inventory based on a combination of factors including the following: forecasted sales or usage, estimated current and future market values.

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

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in subsidiaries where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

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

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (continued):

l.	Employee benefits

1)	Pension and severance pay obligations

Israeli labor law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. Pursuant to Section 14 of the Severance Compensation Act, 1963 (“Section 14”), all of the Company’s employees in Israel are entitled a monthly contribution, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Contributions under Section 14 relieve the Company from any future severance payment obligation with respect to those employees. The aforementioned contributions are not recorded as an asset on the Company’s balance sheet, and there is no liability recorded as the Company does not have a future obligation to make any additional payments.

The asset and the liability for severance pay presented in the balance sheets reflects employees that began employment prior to automatic application of Section 14.

The severance pay liability of the Company to its employees that began employment prior to automatic application of Section 14 based upon the number of years of service and the latest monthly salary and is partly covered by regular deposits with recognized pension funds and deposits with severance pay funds. Under labor laws, these deposits are in the employees’ names and, subject to certain limitations, are the property of the employees. The Company records the obligation as if it were payable at each balance sheet date on an undiscounted basis.

2)	Vacation and recreation pay

Under the Israeli law, each employee is legally entitled to vacation and recreation benefits. The entitlement is based on term of employment. The Group records such obligations as incurred.

3)	Bonus plans

The Group record bonus obligation when a contractual or constructive obligation exists. Such bonus obligation is record in the amount expected to be paid, to the extent that the Group can reliably estimate the amount expected to be paid.

m.	Share based payments

The Group granted stock options to the Group’s employees and other service providers in connection with their service to the Group. The fair value of such services is calculated at the grant date and amortized to the Consolidated statements of loss and other comprehensive loss during the vesting period. The total amount charged as an expense is determined taking into consideration the fair value of the stock options granted:

-	The fair value excludes the effect of non-market-based vesting conditions. Details regarding the determination of the fair value of stock options are set out in note 11(c).

-

Non-market vesting conditions are included among the assumptions in connection with the estimate level of stock options vesting period. The total expense is recognized during the vesting period, which is the period over which all of the specified vesting conditions of the stock option awards are to be satisfied.

The fair value determined at the grant date of the stock options is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the number of stock options that will eventually vest. At each reporting date, the Group revises its estimate of the number of stock options expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to reserves.

When the stock options are exercised, the Group issues new shares. The proceeds, less directly related transaction costs, are reflected in the share capital (at par value) and in share premium.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (continued):

n.	Revenue recognition

a)

Revenue measurement

The Group’s revenues are measured according to the amount of consideration that the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties, such as sales taxes. Revenues are presented net of VAT.

b)	Revenue recognition

The Group recognizes revenue when a customer obtains control over promised goods or services. For each performance obligation, the Group determines at contract inception whether it satisfies the performance obligation over time or satisfies the performance obligation at a point in time.

Identifying the contract

The Group accounts for a contract with a customer only when the following conditions are met:

(a)	The parties to the contract have approved the contract (in writing, orally or according to other customary business practices) and they are committed to satisfying the obligations attributable to them.
(b)	The Group can identify the rights of each party in relation to the goods or services that will be transferred.
(c)	The Group can identify the payment terms for the goods or services that will be transferred.
(d)	The contract has a commercial substance (i.e. the risk, timing and amount of the entity’s future cash flows are expected to change as a result of the contract); and
(e)	It is probable that the consideration, to which the Group is entitled to in exchange for the goods or services transferred to the customer, will be collected.

For the purpose of section (e) the Group examines, inter alia, the percentage of the advance payments received, past experience with the customer and the status and existence of sufficient collateral.

If a contract with a customer does not meet all of the above criteria, consideration received from the customer is recognized as a liability until the criteria are met or when one of the following events occurs: the Group has no remaining obligations to transfer goods or services to the customer and any consideration promised by the customer has been received and cannot be returned; or the contract has been terminated and the consideration received from the customer cannot be refunded.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (continued):

Identifying performance obligations

On the contract’s inception date, the Group assesses the goods or services promised in the contract with the customer and identifies as a performance obligation any promise to transfer to the customer one of the following:

(a) Goods or services (or a bundle of goods or services) that are distinct; or

(b) A series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer.

The Group identifies goods or services promised to the customer as being distinct when the customer can benefit from the goods or services on their own or in conjunction with other readily available resources and the Group’s promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract. In order to examine whether a promise to transfer goods or services is separately identifiable, the Group examines whether it is providing a significant service of integrating the goods or services with other goods or services promised in the contract into one integrated outcome that is the purpose of the contract.

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

Determining the Transaction Price

The transaction price is allocated to each distinct performance obligations on a relative standalone selling price (“SSP”) basis and revenue is recognized for each performance obligation when control has passed. In most cases, the Group is able to establish SSP based on the observable prices of services sold separately in comparable circumstances to similar customers and for products based on the Group ’s best estimates of the price at which the Group would have sold the product regularly on a stand-alone basis. The Group reassesses the SSP on a periodic basis or when facts and circumstances change.

Costs deferred in respect of deferral of revenues are recorded as contract fulfilment assets on the Group’s consolidated balance sheet and are written down to the extent the contract is expect to incur losses.

Product Revenue

Revenues from product sales of miniature cameras through Scoutcam is recognized when the customer obtains control of the Group’s product, typically upon shipment to the customer. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenues.

Service Revenue

The Group also generates revenues from development services. Revenue from development services through Scoutcam is recognized over the period of the applicable service contract. To the extent development services are not distinct from the performance obligation relating to the subsequent mass production phase of the prototype under development, revenue from these services is deferred until commencement of the production phase of the project.

There are no long-term payment terms or significant financing components of the Group’s contracts.

The Group’s contract payment terms for product and services vary by customer. The Group assesses collectability based on several factors, including collection history.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (continued):

Revenues from commissions through Eventer

The Group provides through the subsidiary Eventer services for using the event production platform in exchange for a commission from the sale of tickets for events. These services constitute a performance obligation that is fulfilled at one point in time and therefore the Group recognizes revenues at the time of the event.

The essence of the Group’s promise to the customer is to arrange for the consideration for the tickets to be provided by another party, therefore the Group’s revenues from these transactions are presented on a net basis.

o.	Leases

The Group assesses whether a contract is or contains a lease, at inception of the contract. The Group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

Prior to January 1, 2019, the Group applied IAS 17 to account for leases. Leases are classified as operating leases whenever the terms of the lease do not transfer substantially all the risks and rewards of ownership to the lessee. Hence, the Group’s leases were operating leases.

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

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (continued):

The lease liability is subsequently measured according to the effective interest method, with interest costs recognized in the Consolidated statements of loss and other comprehensive loss as incurred. The amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

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

The right-of-use assets are presented as a separate line in the Consolidated balance sheets.

The Group applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the ‘Property and Equipment’ policy.

Right-of-use assets are depreciated by the straight-line method over the estimated useful lives of the right of use assets or the lease period, which is shorter:

Years
Property	1-2
Motor vehicles	3

p.	Loss per share

Loss per share is based on the loss that is attributed to the shareholders holding ordinary shares, divided by the weighted average number of ordinary shares in issue during the period.

For purposes of the calculation of the diluted loss per share, the Company adjusts the loss that is attributed to the holders of the Company’s ordinary shares, and the weighted average number of ordinary shares in issue, to assume conversion of all of the dilutive potential shares.

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

The Group early adopted the narrow-scope amendment to IAS 1 on January 1, 2019.  Accordingly, the Group classified in the Consolidated balance sheets warrants as part of current liabilities. The amendment was applied retrospectively and as a result the Group reclassified warrants at fair value as of December 31, 2018 and 2017 amounting to $1,601 thousand and $559 thousand, respectively, to current liabilities.

r.	Non-current assets held for sale:

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

When the Group is committed to a sale plan involving disposal of an investment in an associate or, a portion of an investment in an associate, the investment, or the portion of the investment in the associate that will be disposed of is classified as held for sale when the criteria described above are met.

The Group then ceases to apply the equity method in relation to the portion that is classified a held for sale. Any retained portion of an investment in an associate that has not been classified as held for sale continues to be accounted for using the equity method.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES:

Material subsidiaries:

ScoutCam Inc.

On September 16, 2019, the Company entered into a Securities Exchange Agreement (the “Exchange Agreement”), with ScoutCam Inc, formerly known as Intellisense, pursuant to which the Company assigned, transferred and delivered 100% of its holdings in ScoutCam Ltd. to ScoutCam Inc, in exchange for consideration consisting of shares of ScoutCam’s Inc. common stock representing 60% of the issued and outstanding share capital of ScoutCam Inc. immediately upon the closing of the Exchange Agreement (the “Closing”). The Exchange Agreement was conditioned on certain obligations by the respective parties, including, but not limited to, that ScoutCam Inc. will have at least USD 3 million in cash on hand upon Closing, and that ScoutCam Inc. will bear the costs and expenses in connection with the execution of the Exchange Agreement. In accordance with said obligations, ScoutCam Inc. undertook to secure at least USD 3 million in funding prior to the Closing, based on a pre-money valuation of USD 10 million on a post-Closing basis. In addition, the Exchange Agreement provides that if ScoutCam achieves an aggregated amount of USD 33 million in sales within the first three years immediately after the Closing, ScoutCam Inc. will issue to the Company additional shares representing 10% of ScoutCam’s Inc. issued and outstanding share capital as reflected on the date of the Closing. As of December 31, 2020 it is very unlikely that ScoutCam will achieve the sales milestone and therefore there is no liability in ScoutCam and no asset in Medigus.

The Closing occurred on December 30, 2019 (the “Closing Date”). Pursuant to the Exchange Agreement, Intellisense issued to Medigus 16,130,952 shares of common stock. Upon such share issuance, ScoutCam Ltd. became a wholly-owned subsidiary of Intellisense. On December 31, 2019, Intellisense Solutions Inc. changed its name to ScoutCam Inc.

Also, on the Closing Date, 3,413,312 units, each comprised of two shares of common stock, one Warrant A (as defined below) and two Warrants B (as defined below), were issued to investors by ScoutCam Inc.as part of the financing transaction that ScoutCam Inc. was obligated to secure prior to the Closing date. The immediate gross proceeds from the issuance of the units amounted to approximately USD 3.3 million (the “Issuance of Units to External Investors”).

Each Warrant A is exercisable into one share of common stock of ScoutCam Inc. at an exercise price of USD 0.595 per share during the12 month period following the allotment. Each Warrant B is exercisable into one share of common stock of ScoutCam Inc. at an exercise price of USD 0.893 per share during the 18-month period following the allotment.

In addition, Shrem Zilberman Group Ltd (the “Consultant”) will be entitled to receive the amount representing 3% of any exercise price of each Warrant A or Warrant B that may be exercised in the future. In the event the total proceeds received as a result of exercise of Warrants will be less than $2 million at the time of their expiration, the Consultant will be required to invest $250 thousand in ScoutCam Inc.

During 2020, 2,992,855 Warrants A were exercised. 420,457 unexercised Warrants A expire on December 30,2020.

While ScoutCam Inc. was the legal acquirer, ScoutCam Ltd. was treated as the acquiring company for accounting purposes as the Exchange Agreement was accounted for as a reverse recapitalization conducted at ScoutCam Ltd.’s level. Accordingly, the accounting treatment is equivalent to the issuance of 10,753,969 shares by ScoutCam Ltd, for the net monetary assets of ScoutCam Inc. The net acquired assets of the ScoutCam Inc. as of the Closing Date was $3,040 thousands. There were no fair value adjustments necessary to perform as the carrying values of the net acquired assets approximated fair value. Further, given the nature of the operations of ScoutCam Inc. prior to the Closing Date, there were no intangible assets, including goodwill, recognized as a result of the Exchange Agreement.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

The reverse recapitalization transaction conducted at ScoutCam Ltd.’s level was accounted for in the Group’s consolidated financial statements as a transaction with non-controlling interest in which the Company consolidated ScoutCam Inc.’s net assets in consideration equal to the fair value of the shares ScoutCam Inc. had to issue to Medigus as part of the reverse recapitalization transaction. The fair value could not be determined based on ScoutCam Inc.’s stock market value as there is currently no trading market for ScoutCam Inc.’s common stock and there is no assurance that a regular trading market will ever develop. The Company concluded to determine the fair value based on a pre-money valuation attributed to ScoutCam Inc. as part of the Issuance of Units to External Investors as mentioned above. In accordance, an amount of USD 10,098 thousand was listed in the consolidated statements of loss and comprehensive loss as listing expenses in 2019. Furthermore, the Company recorded a capital reserve of $11,714 thousand resulting from the transaction with non-controlling interest.

Non-controlling interests (NCI)

Set out below is summarized financial information for ScoutCam Inc. that has non-controlling interest that are material to the Group. The amounts are before inter-company eliminations.

Summarized balance sheet	December 31, 2019
USD in thousands

Current assets	4,318
Current liabilities	1,910
Current net assets	2,408

Non -current assets	439
Non-current liabilities	325
Non-current net assets	114

Net assets	2,522

Accumulated non-controlling interest	1,424

Summarized statement of comprehensive income	Year ended December 31, 2019
USD in thousands

Revenue	309
Loss for the period	(11,927)

Net loss attributable to the NCI	-

Summarized statement of Cash flow:

Cash flow used in operating activities	(1,799)
Cash flow used in investing activities	(55)
Cash flow from financing activities	5,104
Net increase in cash and cash equivalents	3,250

Summarized balance sheet	December 31, 2020
USD in thousands

Current assets	4,027
Current liabilities	772
Current net assets	3,255

Non -current assets	1,866
Non-current liabilities	1,159
Non-current net assets	707

Net assets	3,964

Accumulated non-controlling interest	3,055

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

Summarized statement of comprehensive income	Year ended December 31, 2020
USD in thousands

Revenue	491
Loss for the period	(4,667)

Net loss attributable to the NCI	-

Summarized statement of Cash flow:

Cash flow used in operating activities	(4,187)
Cash flow used in investing activities	(276)
Cash flow from financing activities	4,506
Net increase in cash and cash equivalents	43

On June 23, 2020, (the “Conversion Date”), Scoutcam entered into and consummated a Side Letter Agreement with the Company, whereby the parties agreed to convert, at a conversion price of $0.484, an outstanding line of credit previously extended by the Company to ScoutCam, which as of the Conversion Date was $381 thousand, into (a) 787,471 shares of the Company’s common stock, (b) warrants to purchase 393,736 shares of common stock with an exercise price of $0.595 (Warrant A), and (c) warrants to purchase 787,471 shares of common stock with an exercise price of $0.893 (Warrant B). As the conversion price represented the same unit price as in the March 2020 and May 2020 private placements, no finance expenses have been recorded in the Consolidated statements of loss and other comprehensive loss as a result of the conversion.

Each Warrant A is exercisable into one share of common stock of Scoutcam at an exercise price of USD 0.595 per share during the 12 months period following the allocation.

Each Warrant B is exercisable into one share of common stock of Scoutcam at an exercise price of USD 0.893 per share during the 18 months period following the allocation.

Eventer

On October 14, 2020, the Company signed a share purchase agreement and a revolving loan agreement with Eventer, a technology company engaged in the development of unique tools for automatic creation, management, promotion, and billing of events and ticketing sales. Pursuant to the share purchase agreement, the Company invested $750 thousand and were issued an aggregate of 325,270 ordinary shares of Eventer, representing 58.7% of the issued and outstanding share capital (50.01% of Eventer’s issued and outstanding share capital on a fully diluted basis). The share purchase agreement provides that the Company will invest an additional $250 thousand in a second tranche, subject to Eventer achieving certain post-closing EBITDA based milestones during the fiscal years 2021 through 2023, or the Milestones. The milestone will be examined in each of the years 2021 through 2023. The fair value of the earn-out was calculated by using a Monte Carlo Simulation. According to this model, the fair value of the earn-out was NIS 233 thousand ($69 thousand) as of October 14, 2020. In addition, the Company granted a loan to Eventer in the amount of $250 thousand. As of October 14, 2020, the loan was valued at $204 thousand. According to the agreements between the parties, the repayment of loan amount shall be deducted by the total earn-out. As of the October 14, 2020, Eventer granted 74,100 options to its employees and other third parties. at a total fair value of $148 thousands. According to the Company’s management, no material adverse effect or other financial changes with significant effect on the Company’s activity occurred during the term between October 14, 2020 and December 31, 2020. Thus, the Company concluded that there was no material impact on the fair value of the options.

In addition, the Company entered into the Loan Agreement, under which the Company committed to lend up to $1,250 thousand to Eventer through advances of funds upon Eventer’s request and subject to the Company approval. The Company extended the Initial Advance. Advances extended under the Loan Agreement may be repaid and borrowed in part or in full from time to time. The Initial Advance will be repaid in twenty-four equal monthly installments, commencing on the first anniversary of the Loan Agreement. Other advances extended under the Loan Agreement will be repaid immediately following, and in no event later than thirty days following the completion of the project or purpose for which they were made. Outstanding principal balances on the advances will bear interest at a rate equal to the higher of (i) 4% per year, or (ii) the interest rate determined by the Israeli Income Tax Ordinance [New Version] 5721-1961 and the rules and regulation promulgated thereunder. Interest payments will be made on a monthly basis.

On October 14, 2020, the Company entered the Exchange Agreement with Eventer’s shareholders, pursuant to which, during the period commencing on the second anniversary of the Exchange Agreement and ending fifty-four (54) months following the date of the Exchange Agreement, Eventer’s shareholders may elect to exchange all of their Eventer shares for ordinary shares of the Company. The number of ordinary shares of the Company to which Eventer’s shareholders would be entitled pursuant to an exchange will be calculated by dividing the fair market value of each Eventer’s ordinary share, as mutually determined by The Company and the shareholders, by the average closing price of an ordinary share of the Company on the principal market on which its ordinary shares or ADSs are traded during the sixty days prior to the exchange date rounded down to the nearest whole number. The Company board of directors may defer exchange’s implementation in the event it determines in good faith that doing so would be materially detrimental to the Company and its shareholders. In addition, the exchange may not be effected for so long as $600 thousand or greater remains outstanding under the Loan Agreement, or if an event of default under the Loan Agreement has occurred.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

Eventer price allocation summary:

15 October, 2020
USD in thousands

Cash consideration invested in Eventer	750
Fair value of earn-out	69
Difference between fair value and fair value of loan extended to Eventer	46
Total consideration	865

Value acquired:
Fair value of net tangible assets acquired	751
Non-controlling interest	(381)
Total acquired	370

Excess purchase price to allocate to technology and goodwill	495

Summarized balance sheet:

December 31, 2020
USD in thousands(*)

Current assets	1,335
Current liabilities	1,078
Current net assets	257

Non-current assets	5
Non-current liabilities	0
Non-current net assets	5

Net assets	262

Accumulated non-controlling interests	178

Summarized statement of comprehensive income:

15.10- December 31, 2020
USD in thousands(**)

Revenues	40
Loss for the period	(490)

Net loss attributable to the NCI	(202)

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

Summarized statement of cash flows: (*)

For the year ended December 31, 2020
USD in thousands
Cash flow used in operating activities	(347)
Cash flow used in investing activities	52
Cash flow from financing activities	1,032
Net increase in cash and cash equivalents	737

(*)	translated at the closing rate at the date of that balance sheet

(**)	translated at average exchange rates for the period

Investments accounted for using the equity method

Gix Group (“Algomizer”)

On June 19, 2019, the Company signed an agreement with Gix Group Ltd. (“Gix”) and its wholly-owned subsidiary Linkury Ltd. (together the “Gix Group”), for an investment of approximately $5 million in Gix Group (the “Investment Agreement”). The investment was subject to certain pre-conditions, which were met at September 3, 2019 (“Closing Date”). As part of the investment

a.	Medigus received 2,168,675 ordinary shares of Gix (Gix shares).

b.	Medigus received 729,508 ordinary shares of Linkury Ltd (“Linkury’s shares”).

c.	Medigus received 2,898,183 warrants to purchase 2,898,183 Gix shares at an exercise price of NIS 5.25 per share (“Gix Warrants”), expected term of 3 years following the issuance date.

d.	Medigus’ investment in Gix and Linkury is based on a projection that Linkury’s net profit for 2019 will be at least NIS 15 million. In the event that Linkury’s net profit is less than NIS 15 million for 2019, Medigus will be issued with additional ordinary shares in Gix, adjusting the price per Gix ordinary shares to the actual net profit for 2019, and compensating Medigus for the difference between the actual net profit and the target net profit for 2019 (“Reverse earn out”). Linkury net profit for 2019 was more than NIS 15 million. See note 4.

e.	Medigus is also entitled, for a period of three years following the closing of the investment, to convert any and all of its Linkury shares into Gix shares with a 20% discount over the average share price of Gix on TASE within the 60 trading days preceding the conversion (“Conversion Right”). The conversion right is measured at fair value through profit and loss using Black-Scholes model.

f.	In the event, during the three year period following the closing of the investment, Gix shall issue, or under take to issue ordinary shares with a price per share or exercise per share lower NIS 4.15 (the “(Reduced Per Share Purchase Price”), Gix shall be allocated immediately with such amounts of additional ordinary shares (and the Gix Warrant shall be adjusted accordingly) equal to the difference of (x) the amount of ordinary shares actually received by the Company under the Investment Agreement, and (y) the amount which Medigus would have otherwise received should the Reduced Per Share Purchase Price was applied (“Anti-dilution”). See note 4.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

In consideration of the Investment Agreement as described above Medigus:

a.	Paid NIS 14,400 thousand at cash (approximately USD 4,057 thousands).

b.	Issued to Gix 333,334 ADS representing 6,666,680 ordinary shares.

c.	Issued to Gix 333,334 warrants to purchase 333,334 ADS representing 6,666,680 ordinary shares at an exercise price of USD 4 per warrant.

On September 3, 2019, the Company acquired 8.45% of the issued shares of Gix and 9.34% of the issued shares of Linkury Ltd. As part of the investment, Medigus appointed two directors out of the seven directors to the board of directors of Gix, therefore, the Company achieved a significant influence in Gix. In Linkury board there is no representation for the Company, the Company don’t have significant influence in Linkury. Therefore, investment on Linkury’s shares accounted as financial asset in fair value through profit or loss and investment on Gix shares accounted for using the equity method.

The difference between the fair value of consideration paid by the Company and the fair value of Linkury’s shares, Gix warrants, reverse earn-out, conversion right and anti-dilution was attributed to Gix shares.

Two of the Company’s members of the board of directors hold less than 5% each in Gix Ltd. Furthermore, the same directors hold less than 5% each in a subsidiary company of Gix Ltd.

To the best of the Company’s knowledge, Gix Ltd. used the investment funds to finance its ongoing operations and for an early repayment of a loan previously granted -and partially provided by an affiliated company related to one of Company’s shareholders or by such shareholder in connection with the acquisition of Linkury.

Name of entity	Place of business/country of incorporation	% of ownership interest as of December 31, 2020		Nature of relationship	Measurement method	Quoted fair value as of December 31, 2020	Carrying amount as of December 31, 2020
						USD in thousands
Gix Ltd	Israel	8.22	%(*)	Associate	Equity method	927	1,013

(*)	After the acquisition, Gix issued options to employees, so the Company’s holding of Gix decreased from 8.45% to 8.22%

Gix Ltd, through its subsidiary Linkury, is engaged in internet marketing including: Internet video and imaging, website monetization and search engines and automated tools for internet advertising.

The table below provide summarized financial information for Gix.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

Summarized balance sheet:

December 31, 2019
USD in thousands (*)
Current assets
Cash and cash equivalents	3,712
Other current assets	7,285
Total current assets	10,997
Non-current assets	9,201
Current liabilities
Financial liabilities (excluding trade payables)	1,270
Other current liabilities	8,375
Total current liabilities	9,645
Non-current liabilities
Financial liabilities (excluding trade payables)	800
Other non-current liabilities	2,310
Total non-current liabilities	3,110
Net assets	7,443

Equity attributable to Gix shareholders	2,388

Non-controlling interests	5,055

Summarized balance sheet:

December 31, 2020
USD in thousands (*)
Current assets
Cash and cash equivalents	3,965
Other current assets	7,550
Total current assets	11,515
Non-current assets	7,405
Current liabilities
Financial liabilities (excluding trade payables)	1,307
Other current liabilities	7,441
Total current liabilities	8,748
Non-current liabilities
Financial liabilities	381
Other non-current liabilities	2,484
Total non-current liabilities	2,865
Net assets	7,307

Equity attributable to Gix shareholders	2,994

Non-controlling interests	4,312

Summarized statement of comprehensive income:

September 4, 2019 - December 31, 2019
USD in thousands (**)

Revenue	12,081
Gross profit	3,252
Loss for the period	(3,153)
Other comprehensive loss	(609)
Total comprehensive loss	(3,762)

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

For the year ended December 31, 2020
USD in thousands (**)

Revenue	38,155
Gross profit	9,306
Loss for the period	(3,153)
Other comprehensive loss	(652)
Total comprehensive loss	(1,095)

(*)	translated at the closing rate at the date of that balance sheet

(**)	translated at average exchange rates for the period

For the year ended December 31, 2019
Reconciliation to carrying amounts:	USD in thousands

Equity attributable to Gix shareholders’ as of Closing Date	3,061
Loss attributable to Gix shareholders’ for the period between Closing Date through December 31,2019	(3,070)
Other comprehensive loss attributable to Gix shareholders’ for the period between Closing Date through December 31,2019	(527)
Increase in capital reverse	2,924
Equity attributable to Gix shareholders’ as of December 31, 2019	2,388
Groups share in %	8.22%
Group share	196
Fair value adjustments	953
Balance as of December 31, 2019	1,149

For the year ended December 31, 2020
Reconciliation to carrying amounts:	USD in thousands

Equity attributable to Gix shareholders’ as of January 1, 2020	2,388
Loss attributable to Gix shareholders’ for the year ended December 31,2020	(652)
Other comprehensive loss attributable to Gix shareholders’ for the year ended December 31,2020	(439)
Increase in capital reverse	495
Equity attributable to Gix shareholders’ as of December 31, 2019	1,792
Groups share in %	8.22%
Group share	147
Fair value adjustments	791
USD/NIS translation adjustments	75
Balance as of December 31, 2020	1,013

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

Matomy

On February 18, 2020, the Company purchased 2,284,865 shares of Matomy Media Group Ltd. (“Matomy”), which represents 2.32% of its issued and outstanding share capital. On March 24, 2020, The Company completed an additional purchase of 22,326,246 shares of Matomy, raising The Company aggregate holdings in Matomy to 24.92% of Matomy’s issued and outstanding share capital. As a consequence, the Company gained significant influence over this investment and the investment was reclassified from a financial asset at fair value through profit or loss to an associate. Following the Company’s decision to sell up to 50% of Matomy’s shares in the near future, half of this investment is classified in assets available for sale.

Matomy together with its subsidiaries offered and provided a portfolio of proprietary programmatic data-driven platforms focusing on two core activities of domain monetization and mobile digital advertising to advertisers, advertising agencies, apps developers and domain owners, primarily in the United States and Europe. In the period spanning from mid-2017 through December 2019, Matomy exited all its activities.

Upon acquisition of the investment on Matomy, the difference between the cost of the investment and the Company’ share of the net fair value of the assets and liabilities of Matomy amounted to USD 546 thousands. The difference was recorded in the consolidated statements of loss and comprehensive loss as amortization of the excess purchase price of an associate.

As a result of exercise of Matomy’s option during the year, the Company now holds 24.92% of the voting interest directly.

The carrying amount of the investment presented in the Company at the time of the transaction was USD 137 thousands, including fair value losses of USD 16 thousands that had been recognized in profit or loss. The Group’s accounting policy for step acquisitions of associates is to measure the cost as the sum of the fair value of the interest previously held plus the fair value of the additional consideration transferred (totaling USD 1,601 thousand). The carrying amount of equity-accounted investments has changed as follows for the period from March 24 to December 31, 2020:

Summarized balance sheet:

December 31, 2020
USD in thousands (*)
Current assets
Cash and cash equivalents	6,918
Other current assets	723
Total current assets	7,641

Current liabilities
Other current liabilities	3,191
Total current liabilities	3,191
Non-current liabilities
Other non-current liabilities	59
Total non-current liabilities	59
Net assets	4,391

Summarized statement of comprehensive income:

For the period from March 24 to December 31, 2020
USD in thousands (**)

General and administrative	1,122
Operating loss	(1,122)
Financial income, net	1,236
Tax benefit	39
Net income	153

(*)	translated at the closing rate at the date of that balance sheet

(**)	translated at average exchange rates for the period

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

Reconciliation to carrying amounts:

For the period from March 24 to December 31, 2020
USD in thousands
Fair value as of March 24, 2020	137
Additions	1,464
Amortization of excess purchase price of an associate	(546)
Profit for the period – through share of other comprehensive income of associates accounted for using the equity method	38
Balance as of December 31, 2020	1,093

Polyrizon – Protective Biological Gels

Polyrizon is a private company engaged in developing biological gels designed to protect patients against biological threats and reduce the intrusion of allergens and viruses through the upper airways and eye cavities.

In July 2020, the Company entered into an ordinary share purchase agreement with Polyrizon, pursuant to which the Company purchased 19.9% of Polyrizon’s issued and outstanding capital stock on a fully diluted basis for aggregate gross proceeds of $10 thousand. Polyrizon did not have a significant operation in the period before the purchase. The concentration test, as describe in IFRS 3, is met. Therefore, the transaction is accounted as an asset acquisition. The Company also Granted a loan to Polyrizon in the amount of $94 thousand. The loan does not bear any interest and is repayable only upon a deemed liquidation event, as defined in that ordinary share purchase agreement. In addition, the Company have an option, or the Option, to invest an additional amount of up to $1 million in consideration for shares of Polyrizon such that following the additional investment, the Company will own 51% of Polyrizon’s capital stock on a fully diluted basis, excluding outstanding deferred shares, as defined in the share purchase agreement. The Option is exercisable until the earlier of (i) April 23, 2023, or (ii) the consummation by Polyrizon of equity financing of at least $500 thousand based on a pre-money valuation of at least $10 million the total value of the options is $36 thousand, and the acquisition was accounted for by the equity method. The Option is measured at fair value through profit and loss.

In addition, the Company entered into an exclusive reseller agreement with Polyrizon. As part of the reseller agreement, the Company received an exclusive global license to promote, market, and resell the Polyrizon products, focusing on a unique Biogel to protect from the COVID-19 virus. The term of the license is for four years, commencing upon receipt of sufficient FDA approvals for the lawful marketing and sale of the products globally. the Company also have the right to purchase the Polyrizon products on a cost-plus 15% basis for the purpose of reselling the products worldwide. In consideration of the license, Polyrizon will be entitled to receive annual royalty payments equal to 10% of the Company annualized operating profit arising from selling the products. To date, Poyrizon’s products have not received the requisite FDA approvals, and therefore manufacturing and commercialization efforts have not yet commenced.

The following table provides details regarding the Purchase Price Allocation of Polyrizon as of July 15, 2020:

July 15, 2020
USD in thousands (*)
Current assets
Cash and cash equivalents	10
Loan	94
104
Allocation
Consideration for other instruments ***	36
IP	74
Shareholder loan	(6)

Total allocated	104

***	Fair value if the Option, to invest an additional amount of up to $1 million in consideration for shares of Polyrizon such that following the additional investment and own 51% of Polyrizon’s capital stock on a fully diluted basis.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

July 15, 2020 - December 31, 2020
USD in thousands (**)

Operating loss	(31)
Net loss	(32)

(*)	translated at the closing rate at the date of that balance sheet
(**)	translated at average exchange rates for the period

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT:

Financial risk management:

1)	Financial risk factors

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

As of December 31, 2020, if the Group’s functional (USD) had weakened/strengthened by 10% against the NIS, with all other variables held constant, the loss for the year would decrease/increase by USD 408 thousand (the effect for 2019 was an increase/increase by USD 27 thousand and the effect for 2018 was a decrease/increase by USD 244 thousand).

b)	Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the end of the reporting year.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued):

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

Liquidity risk arises from financial liabilities due to payable balances and amounted to USD 2,051 thousands on December 31, 2020 (December 31, 2019 - USD 1,435 thousands).

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

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued):

Financial assets

Level 1 and level 2 financial instruments:

As of December 31, 2019 the Group has no financial assets measured at level 1 or level 2. During 2020 The Company invested in Safo in the amount of $100 thousand in respect of 91,743 warrants and shares. This investment measured at fair value through profit or loss and meet level 1 criteria.

Level 3 financial instruments:

The Company has several financial assets measured at fair value through profit or loss, which meet the level 3 criteria as of December 31, 2020 (see note 3).

Fair value measurements based on unobservable data (level 3):

The following table presents the level 1 and 3 fair value financial assets as of December 31, 2020:

	December 31
	2020			2019
	Level 1	Level 3	Total	Level 1	Level 3	Total
	USD in thousands
Linkury’s shares	-	2,438	2,438	-	2,637	2,637
Gix Warrants	-	14	14	-	71	71
Conversion Right	-	1,393	1,393	-	619	619
Anti-dilution	-	473	473	-	289	289
Investment in SAFO	113	-	113	-	-	-
SAFO Warrants	-	98	98	-	-	-
Total warrants	113	4,416	4,529	-	3,616	3,616

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued):

The following table presents the Level 3 financial assets roll-forward during 2020:

	Linkury’s shares	Gix Warrants	Conversion Right	Anti- dilution	SAFO Warrants	Total

Balance as of January 1, 2020	2,637	71	619	289	-	3,616
Initial recognition of financial asset	-	-	-	-	98	98
Changes in fair value recognized within profit or loss	(199)	(57)	774	184	-	702
Balance as of December 31, 2020	2,438	14	1,393	473	98	4,416

	Linkury’s shares	Gix Warrants	Reverse earn out	Conversion Right	Anti-dilution	Total
	USD in thousands
Balance as of January 1, 2019	-	-	-	-	-	-
Initial recognition of financial asset	2,501	162	13	617	231	3,524
Changes in fair value recognized within profit or loss	136	(91)	(13)	2	58	92
Balance as of December 31, 2019	2,637	71	-	619	289	3,616

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued):

Financial liabilities

Level 1 financial instruments:

As of December 31, 2020 and December 31,2019, the Group has financial liability measured at level 1 – Warrants C (see note 11(b)(3)).

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

Level 3 financial instruments:

The Company has several financial liabilities measured at fair value through profit or loss, which meet the level 3 criteria as of December 31, 2020 – warrants issued to investors (see note 11(b)(1)-(2)).

The following table presents the financial liabilities that were measured at fair value:

	December 31
	2020			2019
	Level 1	Level 3	Total	Level 1	Level 3	Total
	USD in thousands
Financial liabilities at fair value through profit or loss -
Fair value of warrants	1,003	36	1,121	1,419	100	1,519
Unrecognized Day 1 loss (see note 11)	-	-	-	-	(60)	(60)
Total warrants	1,003	36	1,039	1,419	40	1,459

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued):

Valuation processes of the Group:

Set forth below are details regarding the valuation processes of the Group as of December 31,2020:

1)	Warrants issued on December 6, 2016: as part of a registered direct offering - the Company used the Black-Scholes model, using the following principal assumptions: expected volatility of 80.94%, risk-free interest of 0.13%, expected term of 5.5 years following the grant date. The liability amount is adjusted at each balance sheet date based on the then relevant assumptions, until the earlier of full exercise or expiration. see Note 11(b)(2).

2)	Warrants issued on March 29, 2017: as part of a public offering - the Company used the Black-Scholes model, using the following principal assumptions: expected volatility of 82.35%, risk-free interest of 0.13%,expected term of 5 years following the grant date. The liability amount is adjusted at each balance sheet date based on the then relevant assumptions, until the earlier of full exercise or expiration. For details, see Note 11(b)(1).

3)	Warrants issued on November 28, 2017: as part of a direct offering - the Company used the Black-Scholes model, using the following principal assumptions: expected volatility of 91.72%, risk-free interest of 0.23%, expected term of 5.5 years following the grant date. The liability amount is adjusted at each balance sheet date based on the then relevant assumptions, until the earlier of full exercise or expiration. For details, see Note 11(b)(2).

4)	Series C warrants - financial instruments measured at fair value through profit or loss. For details, see Note 11(b)(3).

5)	Investment in Safo - financial instruments measured at fair value through profit or loss.

6)	Linkury shares - the Company used the Discounted Cash Flow (DCF) model for a period of 7 years, using the following principal assumptions: weighted average cost of capital (WACC) – 21.3%. The asset amount is adjusted at each balance sheet date based on the then relevant assumptions. A shift of the WACC by +/- 1% results in a change in fair value of Linkury shares of $445. For details, see Note 3.

7)	Gix warrants - the Company used the Black-Scholes model, using the following principal assumptions: expected volatility of 52.31%, risk-free interest of 0.23%, expected term of 3 years following the grant date. The asset amount is adjusted at each balance sheet date based on the then relevant assumptions, until the earlier of full exercise or expiration. For details, see Note 3.

8)	Anti-dilution - the Company used the Black-Scholes model, using the following principal assumptions: 25% probability for the occurrence of an anti-dilution event, expected volatility of 52.31%, risk-free interest of 0.13%, expected term of 3 years following the issuance date. An increase of the probability for the occurrence of anti-dilution event by 10% would have increased the fair value of Anti-dilution by $189 thousands. For details, see Note 3.

9)	Conversion right - the exercise of a replacement option will be carried out in two tranches the Company used the Monte Carlo method for a period of 3 years following the grant date, using the following principal assumptions: first beat expected volatility 66.77%, risk-free interest 0.04% second beat expected volatility 57.66%, risk-free interest 0.06%. For details, see Note 3.

10)	Options to employees and advisors. For details, see Note 11(c).

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - CASH AND CASH EQUIVALENTS:

	December 31,
	2020	2019
	USD in thousands
Cash in banks	22,363	3,836
Short-term bank deposits	-	3,200
	22,363	7,036

The currencies in which the cash and cash equivalents are denominated or to which they are linked are as follows:

	December 31
	2020	2019
	USD in thousands
USD	19,448	6,658
NIS	2,906	362
Other currencies	9	16
	22,363	7,036

The carrying amount of cash and cash equivalents approximates their fair value.

NOTE 6 - OTHER CURRENT ASSETS:

	December 31
	2020	2019
	USD in thousands

Government Institutions	176	109
Prepaid expenses	256	76
Advances to suppliers	159	51
Other	205	85
	796	321

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - INVENTORY:

Composed as follows:

	December 31
	2020	2019
	USD in thousands

Raw materials and supplies	44	24
Work in progress	-	316
Finished goods	278	584
Provision for impairment	(79)	(24)
	243	900

NOTE 8 - PROPERTY AND EQUIPMENT:

a.	Composition of property and equipment and accumulated depreciation thereon, grouped by major classifications and changes therein, and their movements during 2020:

	Cost			Accumulated Depreciation
	Balance at the beginning of	Additions during	Balance at the end of	Balance at the beginning of	Additions during	Balance at the end of	Depreciated balance as of December 31,
	the year	the year	the year	the year	the year	the year	2020	2019
	USD in thousands			USD in thousands			USD in thousands
Machinery and equipment	748	198	946	674	39	713	233	75
Leasehold improvements and furniture	135	37	172	99	50	149	23	36
Computers and software	517	89	606	490	27	517	89	26
	1,400	324	1,724	1,263	116	1,379	345	137

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - PROPERTY AND EQUIPMENT: (continued):

b.	Composition of property and equipment and accumulated depreciation thereon, grouped by major classifications and changes therein, and their movements during 2019:

	Cost			Accumulated Depreciation
	Balance at the beginning of	Additions during	Balance at the end of	Balance at the beginning of	Additions during	Balance at the end of	Depreciated balance as of December 31,
	the year	the year	the year	the year	the year	the year	2019	2018
	USD in thousands			USD in thousands			USD in thousands
Machinery and equipment	736	13	749	659	15	674	75	77
Leasehold improvements and furniture	97	38	135	95	4	99	36	2
Computers and software	505	11	516	479	11	490	26	26
	1,338	62	1,400	1,233	30	1,263	137	105

NOTE 9 - TAXES ON INCOME:

a.	Corporate taxation in Israel:

The income of the Company is taxed at the standard Israeli corporate tax rate, which was 23% for 2018 and thereafter.

As the Company has not created any deferred tax assets or liabilities.

b.	Taxation of the subsidiaries:

1.	The USA subsidiary was incorporated in the United States and is subject to the Federal and State tax laws established in the United States.

On December 22, 2017, the Tax Cuts and Jobs Act (the “Act”) was signed into law. The Act reduces the corporate tax rate to 21% from 35%, among other things. The Act did not have a material effect on the Group’s consolidated financial statements.

2.	ScoutCam Inc. did not timely file its tax return for 2013-2014 and therefore during 2019 the IRS imposed penalties in the amount of USD 60 thousand (approximately USD 73 thousand including interest).

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - TAXES ON INCOME: (continued):

c.	Encouragement laws in Israel:

Tax benefits under the Law for the Encouragement of Capital Investments-1959 (hereinafter- the “Law for the Encouragement of Capital Investments”):

1)	General

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

NOTE 9 - TAXES ON INCOME: (continued):

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

Carry forward tax losses of the Company aggregate NIS 258 million (approximately USD 75 million) and NIS 270 million (approximately USD 78 million) as of December 31, 2020 and 2019, respectively. The Company did not record deferred taxes asset in respect of these losses, as the utilization thereof is not expected to occur in the foreseeable future.

Carry forward tax losses of ScoutCam Ltd. aggregate NIS 16 million (approximately USD 5 million) and NIS 5 million (approximately USD 1.5 million) as of December 31, 2020 and 2019, respectively. ScoutCam Ltd. did not record deferred taxes asset in respect of these losses, as the utilization thereof is not expected to occur in the foreseeable future.

Carry forward tax losses of Eventer. aggregate NIS 3.6 million (approximately USD 1 million) and NIS 5 million (approximately USD 1.5 million) as of December 31, 2020. Eventer did not record deferred taxes asset in respect of these losses, as the utilization thereof is not expected to occur in the foreseeable future.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - TAXES ON INCOME: (continued):

e.	Taxes on income included in the Statements of Loss and Other Comprehensive Loss for the periods presented:

The following is reconciliation between the “theoretical” tax, which would apply to the Group if all of its income were taxed at the regular rate applicable to the Company in Israel (see a2 above) and the amount of tax reflected in the Consolidated Statements of Loss and other comprehensive loss for the reported year:

	2020	2019	2018
	USD in thousands
Loss before taxes on income	(6,841)	(14,179)	(6,578)
Theoretical tax benefit	(1,575)	(3,261)	(1,513)
Disallowed deductions (tax exempt income):
Gain on adjustment of warrants to fair value	86	(33)
Share-based compensation	298	60
Amortization of excess purchase price of an associate	126	2,323
Other	2	7
Increase in taxes for tax losses and timing differences incurred in the reporting year for which deferred taxes were not created	1,072	903	1,533
Taxes benefit (taxes on income)	9	(1)	20

NOTE 10 - TRADE PAYABLES AND OTHER CURRENT LIABILITIES:

a.	Trade payables are denominated in the following currencies:

	December 31,
	2020	2019
	USD in thousands
NIS unlinked	115	75
USD	2	-
Euro	15
Other currencies	2	-
	140	75

b.	Other:

	December 31,
	2020	2019
	USD in thousands
Institutions	73	73
Accrued expenses	665	522
Accrued compensation expenses	650	607
Other	279	8
	1,667	1,210

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EQUITY:

a.	Share capital:

1)	Composed as follows:

	Number of shares				Amount
	Authorized		Issued and paid		Authorized		Issued and paid
	December 31,		December 31,		December 31,		December 31,
	2020	2019	2020	2019	2020	2019	2020	2019
	In thousands				NIS in thousands		USD in thousands
Ordinary shares of NIS 1.00 par value	1,000,000	250,000	316,443	82,599	1,000,000	250,000	93,021	22,802

2)	The ordinary shares confer upon their holders voting rights and the right to participate in shareholders’ meetings, the right to receive dividends and the right to participate in surplus assets in the event of liquidation of the Company.

3)	On January 9, 2019, an extraordinary general meeting of the Company’s shareholders approved an increase of the authorized share capital of the Company by an additional NIS 7 million, consisting of 7,000,000 ordinary shares par value NIS 1.00 per share, such that the authorized share capital of the Company following such increase shall be NIS 167,000 thousand, consisting of 167,000,000 ordinary shares.

4)	On July 25, 2019, the Company’s shareholders approved an increase of the authorized share capital of the Company by an additional NIS 83 million, such that the authorized share capital increased to NIS 250 million ordinary shares.

5)

On May 22, 2020, the Company closed a firm commitment public offering, pursuant to which the Company issued a total of 575,001 ADSs representing a total of 11,500,020 ordinary shares, at a purchase price of USD 1.5 per ADS, and pre funded warrants to purchase up to a total of 2,758,333 ADSs representing 55,166,660 ordinary shares, at a purchase price of USD 1.499 per warrant, with an exercise price of USD 0.001.

The immediate gross and net of issuance expenses proceeds from such securities issuance aggregated to approximately USD 5 million and USD 4.4 million, respectively.

Pre funded warrants may be exercised via a cashless exercise mechanism as defined in the agreement, whereby the number of shares the value of which equals the exercise premium in cash will be deducted from the number of shares to be issued upon exercise of the warrant.

During second quarter of 2020, 1,539,000 pre funded warrants were exercised. Accordingly, 30,780,000 ordinary shares of the Company were issued.

During the third quarter of 2020, 1,219,333 pre funded warrants were exercised. Accordingly, 24,386,660 ordinary shares of the Company were issued. Until the end of the third quarter all the pre funded warrants were exercised.

6)	On July 9,2020, the Company’s shareholders approved an increase of the authorized share capital of the Company by an additional NIS 750,000 thousand, such that the authorized share capital increased to NIS 1,000,000,000 ordinary shares.

7)	During 2020, 197,000 warrants C were exercised. Accordingly, 3,940,000 ordinary shares of the Company were issued. The immediate net of issuance expenses proceeds from such exercise aggregated to approximately USD 0.7 million.

8)	On December 1, 2020, we entered into an underwriting agreement with Aegis Capital Corp., pursuant to which the Company agreed to sell to Aegis, in a firm commitment public offering 7,098,491 American Depositary Shares, each representing 20 ordinary shares of the Company, of no par value for a public offering price of $1.83 per ADS. In addition, the Underwriter was granted an option to purchase additional 15 percent of the ADSs sold in the Offering solely to cover over-allotments, exercisable until 45 days following the date of the offering. Aegis exercised its over-allotment option in full to purchase an additional 1,064,774 ADSs, the closing of which occurred on December 16, 2020.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EQUITY: (continued):

b.	Share offering to the public and existing shareholders:

1)	On March 29, 2017, the Company allotted in a public issue, a total of 4,898,570 ordinary shares of the Company, warrants A for the purchase up to a total 535,730 ADSs representing 10,714,600 ordinary shares, with an exercise price of USD 14 per ADS during the 5 years following the allotment and warrants B for the purchase up to a total 290,786 ADSs representing 5,815,720 ordinary shares, with an exercise price of USD 0.05 per ADS.

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

As the warrants may be net share settled these warrants, other than the warrants issued to the placement, are classified as financial liabilities measured at fair value through profit or loss at each reporting period. The warrants are initially recognized at fair value adjusted to defer the difference between the fair value at initial recognition and the transaction price (“Day 1 loss”), as the Company uses valuation techniques that incorporate data not obtained from observable markets. Transaction costs allocated to the warrants are recognized immediately in profit or loss. As to the fair value of the said warrants as of December 31, 2020 and December 31, 2019 see note 4.

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

During 2017, all warrants B were exercised. Accordingly, 5,815,720 ordinary shares of the Company were issued.

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

As to the fair value of the said warrants as of December 31, 2020 and December 31, 2019 see note 4.

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

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EQUITY: (continued):

3)

On July 23, 2018, the Company completed a public offering with approximately USD 9.9 million gross proceeds, or USD 8.6 million net of issuance costs by issuing (a) 577,529 units at a price of USD 3.50 per unit, each unit consisting of (i) one ADS and (ii) one Warrant C to purchase one ADS for an exercise price of USD 3.50 per ADS for a period of five years (hereinafter - “Warrants C”), and (b) 2,260,145 pre-funded units at a price of USD 3.49 per unit, each unit consisting of (i) one pre-funded warrant to purchase one ADS for an exercise price of USD 0.01 per ADS with no time limitation, and (ii) one Warrant C.

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

In the event of a fundamental transaction as defined in the warrant C agreement (other than a fundamental transaction not approved by the Company’s board of directors), the Company or any successor entity shall at the option of the holder of warrants C, exercisable at any time concurrently with, or within 30 days after, the consummation of the fundamental transaction, purchase such warrants from their holder by paying an amount of cash equal to the Black Scholes value of the remaining unexercised portion of the warrant Cs on the date of the consummation of such fundamental transaction. The Black Scholes value of the said warrants as of December 31, 2020 and 2019 amounted to USD 2.0 and USA 2.3 respectively million.

4)	As part of agreement with Gix (see Note 3), on September 3, 2019 Company issued to Gix 333,334 ADSs representing 6,666,680 ordinary shares and 333,334 warrants to purchase 333,334 ADSs representing 6,666,680 ordinary shares, with an exercise price of USD 4 per ADS during the 3 years following the allotment. As a result, the ordinary shares and warrants were recorded based on their fair value amounting to $630 thousand and $197 thousand, respectively.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EQUITY: (continued):

5)

In December 2019, ScoutCam Inc. allotted in a private issuance, a total of 3,413,312 units at a purchase price of USD $0.968 per unit. Each unit was comprised of two shares of common stock par value US$0.001 per share, one Warrant A and two Warrants B. The immediate proceeds (gross) from the issuance of the units amounted to approximately USD 3.3 million) See note 3. During 2020, 2,992,855 Warrants A were exercised. 420,457 unexercised Warrants A expired on December 30, 2020.

On March 3, 2020, the ScoutCam Inc. issued in a private issuance a total of 979,754 units at a purchase price of USD $0.968 per unit. Each unit was comprised of two shares of common stock par value US$0.001 per share, one Warrant A and two Warrants B.

Each Warrant A was exercisable into one share of common stock of ScoutCam Inc.at an exercise price of USD 0.595 per share during the 12 month period following the allocation. Each Warrant B is exercisable into one share of common stock of ScoutCam Inc.at an exercise price of USD 0.893 per share during the 18 month period following the allocation.

The gross proceeds from the issuance of all securities offered amounted to approximately USD 948 thousands. After deducting issuance costs, ScoutCam received proceeds of approximately USD 909 thousand.

During 2021, 979,784 Warrants A were exercised.

On May 18, 2020, ScoutCam Inc. allocated in a private issuance a total of 2,066,116 units at a purchase price of USD $0.968 per unit. Each unit was comprised of two shares of common stock par value US$0.001 per share, one Warrant A and two Warrants B.

Each Warrant A is exercisable into one share of common stock of ScoutCam Inc. at an exercise price of USD 0.595 per share during the 18 month period following the allocation.

Each Warrant B is exercisable into one share of common stock of ScoutCam Inc. at an exercise price of USD 0.893 per share during the 24 month period following the allocation.

The gross proceeds from the issuance of all securities offered amounted to approximately USD 2 million. After deducting issuance costs, ScoutCam Inc. received proceeds of approximately USD 1.9 million.

c.	Share based payments (not include warrants as described above):

1)

In August 2013, the Company board of directors approved and adopted the Company 2013 Share Option and Incentive Plan, or the 2013 Plan, which expires in August 2023. The 2013 Plan provides for the issuance of shares and the granting of options, restricted shares, restricted share units and other share-based awards to employees, directors, officers, consultants, advisors, and service providers of us and the Company U.S. Subsidiary. The Plan provides for awards to be issued at the determination of The Company board of directors in accordance with applicable law.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EQUITY: (continued):

2)	The following are the grants of options to employees and other service providers:

Date of grant	Number of options granted		exercise price per option (NIS)	Fair value on grant date-NIS in thousands	Number of options outstanding- December 31, 2020	Number of options exercisable at 31, December 2020	Expiration date

December 2015(****)	664,800		2.05	491	156,300	156,300	December 29, 2021
October 2017(****)	7,630,000		0.162	942	3,980,000	2,985,000	October 17, 2023
January 2019(*****)	3,000,000	(*)	0.59	947	2,250,000	1,687,500	January 9, 2025
July 2019(*****)	1,250,000	(*)	0.59	325	1,250,000	468,750	July 25, 2025
May 2020(*****)	750,000	(*)	0.59	278	750,000	125,000	May 17, 2026
June 2020(*****)	1,250,000	(*)	0.59	283	1,250,000	208,333	May 31, 2026
July 2020(*****)	750,000	(*)	0.448	123	750,000	62,500	April 8, 2026
October 2020(*****)	300,000	(*)	0.59	70	300,000	-	October 21, 2026
Total	15,594,800				10,686,300	5,693,383

(*)	Granted to related parties.
(**)	Linked to the CPI as set out in the option allotment plan.
(***)	Each 100 options are exercisable into 1 ordinary share.
(****)	Each 10 options are exercisable into 1 ordinary share.
(*****)	Each 1 option is exercisable into 1 ordinary share.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EQUITY: (continued):

On January 10, 2019, the Company entered into a separation agreement with former CEO. According to the agreement all options granted to the former CEO will be deemed vested on February 28, 2019. On May 31, 2019 all options were expired.

The fair value of all of the options was calculated using the Black and Scholes options pricing model, and based on the following assumptions:

Date of grant	Fair value on grant date-NIS in thousands	Share price on date of grant (NIS)	Expected dividend	Expected volatility	Risk free interest	Vesting conditions	Expected term
October 2017	1,109	1.62	None	64%	1.16%	four equal batches, following one, two, three and four years from their grant date	6 years
January 2019	947	0.506	None	74%	1.45%	will vest in 12 equals quarterly instalments over a three-year period commencing October 1, 2018	6 years
July 2019	325	0.436	None	75%	1.12%	25% will vest on the first anniversary of the grant date and 75% will vest on a quarterly basis over a period of three years thereafter	6 years
May 2020	278	0.566	None	79%	0.44%	will vest in 12 equals quarterly instalments over a three-year period commencing May 8, 2020	6 years
June 2020	282	0.397	None	74%	0.53%	will vest in 12 equals quarterly instalments over a three-year period commencing June 1, 2020	6 years
July 2020	124	0.29	None	74%	0.37%	will vest in 12 equals quarterly instalments over a three-year period commencing July 9, 2020	6 years
October 2020	70	0.4	None	76%	0.42%	will vest in 12 equals quarterly instalments over a three-year period commencing October 22, 2020	6 years

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EQUITY: (continued):

3)	The changes in the number of share options and the weighted averages of their exercise prices are as follows:

	For the year ended December 31,
	2020		2019		2018
	Number of options	Weighted average of exercise price per 1 ordinary share-(NIS)	Number of options	Weighted average of exercise price per 1 ordinary share-(NIS)	Number of options	Weighted average of exercise price per 1 ordinary share-(NIS)
Outstanding at the beginning of year	9,243,300	0.88	14,428,800	1.25	18,308,800	5.80
Granted	3,050,000	0.56	1,250,000	0.59	3,000,000	0.59
Forfeited	(777,000)	0.86	(5,151,000)	3.37	-	-
Expired	(830,000)	53.7	(1,284,500)	0.88	(6,880,000)	15.16
Outstanding at year end	10,686,300	0.68	9,243,300	0.88	14,428,800	1.25
Exercisable at year end	5,693,383	0.80	4,490,800	1.28	4,541,600	3.83

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EQUITY: (continued):

4)	The amounts of expenses that were recorded for options to employees and other service providers in the reported years are USD 191 thousand, USD 259 thousand and USD 157 thousand for the years ended December 31, 2020, 2019 and 2018, respectively. (not included expenses of USD 1,107 thousand record in Scoutcam in 2020, the amount of these expenses record in Eventer in the consolidate period is immaterial)

5)	The plans are intended to be governed by the terms stipulated by Section 102 to the Israeli Income Tax Ordinance (except for the options to controlling shareholders and directors).

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

NOTE 12 - EXPENSES BY NATURE:

	Year ended December 31,
	2020	2019	2018
	USD in thousands
Payroll and related expenses	2,420	1,347	2,556
Professional fees	2,963	1,945	2,313
Materials used and subcontracted work	1,128	322	760
Listing expenses	-	10,098	-
Preparation of patents	289	249	139
Rent and office maintenance	215	144	176
Depreciation and amortization	116	75	42
Vehicle maintenance	41	61	110
Travel	41	47	223
Advertising and participation in exhibitions	133	18	268
Other	650	263	193
Inventory impairment	-	-	328
Amortization of excess purchase price of an associate	546	-	-
TOTAL COST OF REVENUES, INVENTORY IMPAIRMENT, RESEARCH AND DEVELOPMENT, SELLING AND MARKETING AND GENERAL AND ADMINISTRATIVE EXPENSES	8,542	14,569	7,108

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - LOSS PER SHARE:

Basic net loss per share is computed by dividing net loss attributable to ordinary shareholders of Medigus Ltd. by the weighted average number of ordinary shares outstanding for the reporting periods.

Diluted net loss per share is computed by dividing the basic net loss per share including adjustment of the dilutive effect of the Company’s revaluation of warrants, by the weighted-average number of ordinary shares and the potential dilutive ordinary shares outstanding during the period. Diluted shares outstanding include the dilutive effect of in-the-money options using the treasury stock method.

The following table presents the numerator and denominator of the basic and diluted net loss per share computations:

	Year ended December 31,
	2020	2019	2018
Numerator (USD in thousands):
Net loss attributable to Medigus Ltd. for basic loss per share	(4,325)	(14,178)	(6,598)

Denominator (in thousands):
Weighted average ordinary shares – denominator for basic net loss per share	133,445	78,124	41,988

Net loss per share attributable to Medigus Ltd. (USD)
Basic	(0.03)	(0.18)	(0.16)
Diluted	(0.03)	(0.18)	(0.16)

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

“Related Parties” – As defined in IAS 24 – ‘Related Party Disclosures” (hereinafter- “IAS 24”)

Key management personnel of the Company - included together with other entities, in the said definition of “Related Parties” mentioned in IAS 24, include some members of senior management.

a.	Transactions with related parties:

1):

	Year ended on December 31,
	2020	2019	2018
	USD in thousands
Benefits to related parties:
Payroll and related expenses to related parties employed by the Company* (2020: 3 2019: 2 recipients; 2018 : 1 recipients)	629	389	621
Compensation to directors (2020:10 recipients 2019:5 recipients, 2018:8 recipients) **	1,115	326	131

Directors’ and Officers’ insurance	405	158	91
Consultant services (see 4g and 4e below)	208	404	-

*

Includes granted options benefit aggregated to USD 189 thousand, USD 61 thousand and USD 24 thousand for the years ended December 31, 2020, 2019 and 2018, respectively. As for the method used to determine the said value and the assumptions used in calculation thereof, see Note 11c.

Also in 2020 including provision for bonus of approximately USD 34 thousand

**	Includes granted options benefit aggregated to USD 734 thousand, USD 126 thousand and USD 47 thousand for the years ended December 31, 2020, 2019 and 2018, respectively. As for the method used to determine the said value and the assumptions used in calculation thereof, see Note 11c.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES: (continued):

2)	a. Compensation to key management personnel

The compensation to key management personnel for employment services they provide to the Company is as follows:

	Year ended on December 31,
	2020		2019		2018
	USD in thousands
For employment services:
Payroll and other short-term benefits	440	*	328	**	597	***
Share based payments	189		61		24
	629		389		621

*	Including provision for bonus of approximately USD 53 thousand.

**	Including provision for bonus of approximately USD 46 thousand.

***	Including provision for bonus of approximately USD 88 thousand and provision for termination of employment of approximately USD 158 thousand

3)	Eventer – transaction with related parties

15.10- December 31, 2020
USD in thousands (*)
Revenues	53
Cost of sales expenses	48
R&D expenses	210

*	Screenz cross media Ltd. Media and Rabbi Interactive Ltd. related party of Eventer.

4)	Indemnification, exemption and insurance for directors and officers of the Company

a.	The Company provides its directors and officers with an obligation for indemnification and exemption.

b.

The Company has a directors and officers’ liability insurance policy covering all Company’s directors and officers. The Company currently has directors’ and officers’ liability insurance providing total coverage of $7 million for the benefit of all of the Company directors and officers, in respect of which we are charged a twelve-month premium of $653, and which includes a deductible of up to $1 million per claim, other than securities related claims filed in the United States or Canada, for which the deductible will not exceed $2.5 million and $5 million in respect of claim with respect to Mergers and Acquisitions.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES: (continued):

5)	Transactions

a.	On May 30, 2019, ScoutCam entered into an intercompany agreement with Medigus (the “Intercompany Agreement”) according to which ScoutCam agreed to hire and retain certain services from Medigus. The agreed upon services provided under the Intercompany Agreement included: (1) lease of office space and clean room based on actual space utilized by ScoutCam Ltd. and in shared spaces according to employee ratio; (2) utilities such as electricity water, IT and communication services based on employee ratio; (3) car services, including car rental, gas usage, payment for toll roads based on 100% of expense incurred from a ScoutCam employee car; (4) external accountant services at a price of USD 6,000 per annum; (5) directors and officers insurance at a sum of 1/3 of Parent company cost; (6) CFO services at a sum of 50% of Parent company CFO employer cost; (7) every direct expense of ScoutCam that is paid by the Parent company in its entirety subject to approval of such direct expenses in advance; and (8) any other mutual expense that is borne by the parties according to the respective portion of the Mutual Expense.

In addition, ScoutCam’s employees provide support services to Medigus.

b.	On June 3, 2019, the Company executed a capital contribution on account of additional paid in capital into ScoutCam of an aggregate amount of USD 720 thousand.

c.	On August 27, 2019, the Company provided ScoutCam with a line of credit in the aggregate amount of USD 500 thousand and, in exchange, ScoutCam agreed to grant the Company a capital note that will bear an annual interest rate of 4%. The repayment of the credit line amount shall be spread over one year in monthly payments beginning January 2020.

d.	On July 31, 2019, ScoutCam and Prof. Benad Goldwasser entered into a consulting agreement, whereby Prof. Goldwasser agreed to serve as chairman of the board of directors of ScoutCam, effective retroactively to March 1, 2019, in consideration for, inter alia, a monthly fee of $10 thousand and options representing 5% of the Company fully-diluted share capital as of the Closing Date (see note 14(a)(4)(f)).

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES: (continued):

e.	During December 2019, ScoutCam entered into a consulting agreement with Shrem Zilberman Group Ltd. (the “Consultant”) in the amount of USD 165 thousand. A director of ScoutCam is related to one of the Consultant’s shareholders.

In addition, the Consultant will be entitled to receive the amount representing 3% of any exercise price of each Warrant A or Warrant B that may be exercised in the future (see note 3). In the event the total proceeds received as a result of exercise of Warrants will be less than $2 million at the time of their expiration, the Consultant will be required to invest $250 thousand in ScoutCam Inc.

f.	On February 12, 2020, ScoutCam’s Inc. Board of Directors authorized the grant of options to purchase 2,235,691 shares of Common Stock to Professor Benad Goldwasser, ScoutCam’s Inc. Chairman of the Board, and options to purchase 1,865,346 shares of Common Stock to certain officers of ScoutCam Inc. Each option is convertible into one share of common stock of ScoutCam Inc. of $0.001 par value at an exercise price of $0.29.

g.

On May 1, 2019, the Company entered into a consulting agreement, or the Consulting Agreement, with L.I.A Pure Capital Ltd. or Pure Capital, a company owned by Kfir Zilberman for the provision of business development and strategic consulting services, including ongoing consulting to the Company, its management and its chief executive officer in the fields of M&A and investment activities. In consideration for its services, Pure Capital is entitled to a monthly fee of NIS 40 thousand (approximately $11,500), a finder’s fee of 5% of any investment of equity or debt introduced by him to the Company and reimbursement of expenses of up to $1 thousand per month. As part of Gix investment Pure capital received a finder fee in the amount of USD 125 thousand. On January 10, 2021, the Company and Pure Capital entered into amendment no. 2 of the Consulting Agreement. Under amendment no. 2, Pure Capital shall be entitled to a special bonus upon consummation of an offering of the Company’s securities. The special bonus will depend on the gross proceeds of such an offering.

The transaction also includes granted options benefit aggregated to USD 189 thousand in 2020.

b.	Balances with related parties:

	December 31,
	2020	2019
	USD in thousands
Current liabilities, presented in the balance sheets among “accrued expenses and other liabilities”:
Directors fee	33	36
Consultant services	91	204
Payroll, provision for bonus and for termination of employment	15	52
	139	292

December 31, 2020
USD in thousands
Current assets, presented in the balance sheets among “accounts receivable - trade”: *	261
261

*	Screenz cross media Ltd. Media and Rabbi Interactive Ltd. related party of Eventer.

c.	As to options granted to related parties, see Note 11c.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - REVENUES:

a.	Disaggregation of Revenues:

The following table present the Group’s revenues disaggregated by revenue type:

	Year ended on December 31,
	2020	2019	2018
	USD in thousands

Miniature camera and related equipment	491	188	175
Development services	-	85	217
Revenues from commissions	40	-	-
MUSE and related equipment	-	-	44
	531	273	436

Revenues from products are recognized at a point of time and revenues from services are recognized over time.

b.	Contract fulfillment assets:

The Company’s contract fulfillment assets:

December 31,
2020
USD in thousands
Contract fulfillment assets from contract with Customer B – $316 thousand of this amount related to 2019	1,130

c.	Contract liabilities:

The changes in the Company’s contract liabilities were as follows:

	December 31,
	2020	2019
	USD in thousands
Balance at beginning of year	2,302	349
Deferred revenue relating to new sales	735	2,069
Revenue recognition during the period	(389)	(116)
Balance at end of year	2,649	2,302

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - REVENUES: (continued):

Composition of contract liabilities:

	December 31,
	2020	2019
	USD in thousands

Current contract liabilities	849	502
Non-current contract liabilities (*)	1,800	1,800
	2,649	2,302

(*) On June 3, 2019, the Company entered into a Licensing and Sale Agreement with Shanghai Golden Grand-Medical Instruments Ltd. (hereinafter “Golden Grand”) for the know-how licensing and sale of goods relating to MUSE system in China, Hong Kong, Taiwan and Macao. Under the agreement, the Company committed to provide a license, training services and goods to Golden Grand in consideration for USD 3 million to be paid to the Company in four milestones-based installments. The final milestone and the final installment shall be completed and paid upon the completion of a MUSE assembly line in China. The payment of a substantial amount of the consideration is contingent on achievement of certain milestones such as establishing a MUSE™ assembly line in China. In the event that Company is not able to meet such milestones, due to various factors including natural disasters, public health crises, political crises and trade wars which are not under Company control, Company entitlement to the aggregate consideration under the agreement may be impaired.

Remaining Performance Obligations

Remaining Performance Obligations (“RPO”) represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. As of December 31, 2020, the total RPO amounted to $5.9 million. The Group expects to recognize $2.9 million of this RPO over the expected manufacturing term of the product under development. and an additional $3 million more than 12 months after the end of the reporting period (out of which the receipt of the remaining consideration amounting to $1,200 thousand is subject to meeting future milestones pursuant to the Licensing and Sale Agreement with Golden Grand as described above).

d.	Eventer revenue

Eventer is a technology company engaged in the development of unique tools for automatic creation, management, promotion, and billing of events and ticketing sales. Eventer developed a platform for managing the sale of tickets for events and / or activities through a variety of technological solutions. Eventer’s platform is enabling producers from different fields to manage and integrate the sale of tickets for frontal, virtual and hybrid events, of various sizes in Israel and abroad.

As part of the services provided by Eventer, it suggests the collection of the proceeds from tickets sold for the producers. Such proceeds totaled at $661 and $122 as of December 31, 2020 and represent the balance of liability to event producers, less the commissions to which it is entitled, respectively. Proceeds collected directly by event producers, were recognized as income receivable and totaled at $79 as of December 31, 2020.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - ENTITY LEVEL DISCLOSURES:

a.	Revenues by geographical area (based on the location of customers):

	Year ended on December 31,
	2020	2019	2018
	USD in thousands
USA	418	138	315
United Kingdom	41	36	24
Germany	-	28	44
Switzerland	-	-	3
South Korea	-	-	7
Italy	-	-	9
Israel	45	31	12
Other	27	40	22
	531	273	436

b.	All of the Group’s long-lived assets are located in Israel.

c.	Major customers

Set forth below is a breakdown of Company’s revenue by major customers (major customer –revenues from these customers constitute at least 10% of total revenues in a certain year):

	Year ended on December 31,
	2020	2019	2018
	USD in thousands
Customer A	383	85	134

Customer B		30	92

Customer C		40	21

Customer D		27

Customer E			9

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - EVENT SUBSEQUENT TO DECEMBER 31, 2020:

On October 8, 2020, the Company entered into a common stock purchase agreement with Smart Repair Pro, Inc. (“Pro”), Purex, Corp. (“Purex”), and their respective stockholders (the “Purex Purchase Agreement”). Pro and Purex both are in the e-Commerce field and operate online stores for the sale of various consumer products on the Amazon online marketplace. Pursuant to the Purex Purchase Agreement, the Company agreed to acquire 50.01% of Pro’s and 50.03% of Purex’s issued and outstanding share capital on a fully diluted basis through a combination of cash investments in the companies and acquisition of additional shares from the current shareholders of the two companies in consideration for the Company restricted ADSs and a cash component. The Company agreed to invest an aggregate amount of $1,250 thousand in Pro and Purex, pay $150 thousand in cash consideration to the current stockholders, and issue $500 thousand worth of restricted ADSs to the current stockholders of such companies, with the value of restricted ADSs may be subject to downward adjustment based on the 2020 results of the two companies. In addition, the companies’ current shareholders are entitled to additional milestone issuances of up to an aggregate $750 thousand in restricted ADSs subject to the achievement by Pro and Purex of certain milestones throughout 2021. The transactions contemplated in the definitive agreements closed on January 4, 2021. In addition, The Company agreed to financing arrangements including (i) providing financing by way of a stockholder loan of a principal amount equal to $250,000, which may be extended up to an aggregate cap of $1 million of which the Company will finance 60%; and (ii) additional financing of up to a principal amount of $1 million, to finance the acquisition of additional online Amazon stores provided that such Acquisition Financing will constitute 80% of the applicable acquisition cost, with the remaining 20% to be financed by the other Pro’ and Purex’ stockholders.

Subsequently, according to the terms of the Purex Purchase Agreement, The Company entered into a loan and pledge agreement, effective January 5, 2021 with its majority owned subsidiaries Pro and Purex. Pursuant to this loan and pledge agreement, the Company extended a $250 thousand loan, with an annual interest of 4%, to be repaid on the second anniversary of the effective date.

On February 2, 2021, the Company entered into a loan and pledge agreement, effective February 2, 2021, and amended on February 5, 2021, or the Pro Loan and Pledge Agreement, with the Company majority owned subsidiary Pro and its other stockholder, to finance Pro’s additional purchases of three new brands on the Amazon online marketplace. Pursuant to the Pro Loan and Pledge Agreement, the Company extended a $3.76 million loan, with an annual interest of 4%, to be repaid on the fifth anniversary of the effective date. In order to secure the repayment of the loan and interest amounts, Pro granted the Company a fixed charge over the stores currently owned and operated by Pro, a fixed charge over the minority shares of common stock held by the other Pro stockholder, and a floating charge of Pro cash and cash equivalents.

On January 7, 2021, the Company entered an agreement to purchase a provisional patent filed with the United States Patent and Trademark Office and know-how relating to wireless vehicle battery charging technology in consideration for $75 thousand. Furthermore, the Company entered a collaboration agreement with the seller, whereby the Company committed to invest $150 thousand in a newly incorporated wholly owned subsidiary of the Company, Charging Robotics, incorporated on February 1, 2021, which will focus on our new electric vehicle and wireless charging activities. Pursuant to the collaboration agreement, the seller is entitled to a monthly consultant fee as well as options to purchase 15% of Charging Robotics’ fully diluted share capital as of its incorporation date based on a valuation of $1,000 thousand.

On January 11, 2021, the Company entered into an underwriting agreement with Aegis Capital Corp., pursuant to which the Company agreed to sell to Aegis, in a firm commitment public offering 3,659,735 American Depositary Shares, each representing 20 ordinary shares of the Company, of no par value for a public offering price of $2.30 per ADS. In addition, the Underwriter was granted an option to purchase additional 15 percent of the ADSs sold in the Offering solely to cover over-allotments, exercisable until the earlier of 30-days or the last day of trading of the Company’s ordinary shares on the Tel-Aviv Stock Exchange. Aegis exercised its over-allotment option in full to purchase an additional 548,960 ADSs, the closing of which occurred on January 19, 2021.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - EVENT SUBSEQUENT TO DECEMBER 31, 2020: (continued):

On January 19, 2021 and March 9, 2021, we sold 2,300,000 and 11,000,000 shares of Matomy, respectively. Subsequently, following such sales and the merger of Matomy with Automax, the company’s aggregate holdings in Matomy decreased to 4.74% of its issued and outstanding share capital.

On January 25, 2021, three months after the date of the Company announcement and in accordance with applicable Israeli law, the Company ordinary shares were delisted from TASE. Following the delisting, the Company ADSs continue to trade on the Nasdaq and the Company continue to file public reports and make public disclosures in accordance with the rules and regulations of the SEC and Nasdaq.

On February 12, 2021, following the approval of an extraordinary general meeting of the Company shareholders held on February 12, 2021, the Company amended its articles of association to eliminate the par value of its ordinary shares, such that the authorized share capital of the Company following the amendment consists of 1,000,000,000 ordinary shares of no par value.

On February 19, 2021, the Company entered into the Joint Venture Agreement, with Amir Zaid and Weijian Zhou and the Company’s wholly-owned subsidiary Charging Robotics, under which the Company formed a joint venture, under the name Revoltz, to develop and commercialize three modular electric vehicle (EV) micro mobility vehicles for urban individual use and “last mile” cargo delivery. Under the terms of the Joint Venture Agreement, the Company invested an initial amount of $250,000. the Company was issued 19,990 ordinary shares of Revoltz, representing 19.99% of Revoltz’s issued and outstanding share capital on a fully diluted basis. The Joint Venture Agreement requires the Company to invest an additional $400,000 in a second tranche, subject to Revoltz achieving certain post-closing milestones, for 37.5% of Revoltz’s issued and outstanding share capital. In addition, within twelve (12) months following the completion of the second tranche (but in any event not later than December 31, 2022) then the Company shall be entitled to invest an additional amount of $700,000 in consideration for Revoltz’s ordinary shares which, will result in the Company holding 50.1% Revoltz’s issued and outstanding share capital.

The joint venture partners includes Mr. Amir Zaid, and Mr. Weijian Zhou, the founders of Emuze (a privately held company that designs and develops electric mobility micro vehicles), and the Company via Charging Robotics.

The joint venture’s intended focus is to develop unique EVs that have the ability to last a full working day within a single charge, to suit a heavy-duty and rigid operation and be tailored mission-specific designs as well as Hop on -Hop off modes, off-road versions and a low cost of operation.

On February 25, 2021, The Company entered into an underwriting agreement with Aegis Capital Corp., pursuant to which the Company agreed to sell to Aegis, in a firm commitment public offering 3,258,438 ADSs for a public offering price of $2.60 per ADS. In addition, the Underwriter was granted an option to purchase additional 15 percent of the ADSs sold in the Offering solely to cover over-allotments. Aegis exercised its over-allotment option in full to purchase an additional 548,960 ADSs. the total gross proceeds of the offering to approximately $9.7 million.

On March 9, 2021, the Company entered into a share purchase agreement, with Polyrizon and Mr. Raul Srugo, an existing shareholder of Polyrizon, for an additional investment of up to a total of $250,000 in Polyrizon. Following an investment of $120,500, the Company hold approximately 33.24% of Polyrizon shares on a fully diluted basis.

On March 16, 2021, Charging Robotics Ltd. signed a non-binding MOU with Global Automax Ltd., an Israeli vehicle importer for an exclusive distribution in Israel and Greece. Global Automax Ltd. will market the wireless robotic charging pad for electric vehicles, once developed by Charging Robotics. As part of the MOU, Global Automax will pay Charging Robotics a one-time payment of $50 thousand for its appointment as an exclusive distributor in Israel and Greece. Additionally, Global Automax will have the option to purchase up to 5% of Charging Robotics’ ordinary shares at a $30 million pre-money valuation on a fully diluted basis, upon completion of Charging Robotics’ first financing round of no less than $1 million. Furthermore, Global Automax will have an additional option to purchase ordinary shares of up to 5% of the amount of shares that Charging Robotics will issue in any subsequent round of no less than $1 million following the first financing round at a price per share to be determined in any such round.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - EVENT SUBSEQUENT TO DECEMBER 31, 2020: (continued):

Eventer

On February 23, 2021, Eventer entered into an exclusive licensing agreement with Screenz Cross Media Ltd. (“Screenz”), a virtual entertainment and events technology company, to adopt technology for virtual conferences.

As part of the license agreement, Screenz will provide and adapt its technology to Eventer to host and broadcast virtual conferences, including an interactive player with capabilities of broadcasting, recording and interactive layers on video.

In consideration for granting the license to use the technology for virtual conferences and developing the necessary adaptions, Eventer shall pay Screenz a total sum of $1,500 thousand. In the first five months Eventer shall pay Screenz a monthly sum of $40 thousand, a grace period for Eventer’s planning and establishment of the operation. Following the grace period, Eventer shall pay Screenz the remaining sum of $1,300 thousand in three equal payments. The adaptation of the Screenz technology is expected to be completed in the second half of 2021. Screenz shall be entitled to 8% of the revenue received from any use of the product.

On April 8, 2021, Eventer consummated a share purchase agreement with certain investors in connection with the sale and issuance of $2.25 million worth of its ordinary shares for an aggregate amount of $2.25 million. According to the share purchase agreement, half of the proceeds will be used for promotion of Eventer’s business through media content and space advertising in different platforms and media outlets operated by the lead investor. Following an investment of $300,000 under the described share purchase agreement we hold approximately 47.69% of Eventer Shares on a fully diluted basis.

ScoutCam Inc.

On January 20, 2021, ScoutCam Inc.’s board of directors approved an increase of the authorized share capital of ScoutCam Inc, by an additional 225,000,000 shares of its common stock par value $0.001 per share, such that the authorized share capital of ScoutCam Inc. following such increase shall be consisting of 300,000,000 shares of its common stock.

Refer to Note 11b(5) regarding exercising of warrants.

On March 22, 2021, ScoutCam Inc. undertook to issue to certain investors (the “Investors”) 22,222,223 units (the “Units”) in exchange for an aggregate purchase price of $20 million. Each Unit consists of (i) one share of ScoutCam Inc.’s common stock, and (ii) one warrant to purchase one share of ScoutCam’s common stock with an exercise price of US$1.15 per share (the “Warrant” and the “Exercise Price”). Each Warrant is exercisable until the close of business on March 31, 2026.

Pursuant to the terms of the Warrants, following April 1, 2024, if the closing price of ScoutCam Inc.’s common stock equal or exceeds 135% of the Exercise Price (subject to appropriate adjustments for stock splits, stock dividends, stock combinations and other similar transactions after the issue date of the Warrants) for any thirty (30) consecutive trading days, ScoutCam Inc. may force the exercise of the Warrants, in whole or in part, by delivering to the Investors a notice of forced exercise.

Currently, the Company approximately owned 28.06% of the outstanding common stock of ScoutCam Inc.

ITEM 19. EXHIBITS

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Articles of Association of Medigus Ltd., as amended					*
2.1	Form of Deposit Agreement between Medigus Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares	20-F	001-37381	1.1	May 7, 2015
2.2	Form of Series C Warrant Agent Agreement between the Registrant and Computershare Inc., as warrant agent, including Form of Series C Warrant	F-1	333-2225610	4.1	July 18, 2018
2.3	Description of Securities					*
4.1	2013 Share Option and Incentive Plan	20-F	001-37381	4.6	May 7, 2015
4.2	Compensation Policy of Medigus Ltd.					*
4.3	Form of Indemnification and Exculpation Undertaking	20-F	001-37381	4.15	May 7, 2015
4.4	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares issued in n with the November 30, 2016 Securities Purchase Agreements	6-K	001-37381	4.1	December 1, 2016
4.5	Form of Series A Warrant to purchase Ordinary Shares Represented by American Depositary Shares issued in connection with the March 2017 Securities Purchase Agreements	F-1	333-216155	4.2	March 23, 2017
4.6	Form of Placement Agent Warrant to purchase Ordinary Shares Represented by American Depositary Shares issued in connection with the March 2017 Securities Purchase Agreements	F-1	333-216155	4.4	March 23, 2017
4.7	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares issued in connection with the November 24, 2017, Securities Purchase Agreements	6-K	001-37381	4.1	November 24, 2017
4.8	Know-How License and Sale of Goods Agreement By and between the Registrant and Shanghai MUSE Medical Science and Technology Co., Ltd. dated June 2, 2019*	20-F	001-37381	10.6	April 4, 2020
4.9	Securities Purchase Agreement by and between the Registrant, Gix Internet Ltd. and Linkury Ltd. dated June 19, 2019*	20-F	001-37381	10.5	April 4, 2020
4.10	Amended and Restated Asset Transfer Agreement by and between the Registrant and ScoutCam Ltd. dated December 1, 2019*	20-F	001-37381	10.3	April 4, 2020
4.11	Founders Agreement by and between Medigus Ltd. and Kfir Zilberman dated January 12, 2020	20-F	001-37381	10.2	April 4, 2020
4.12	Asset Transfer Agreement by and between the Registrant and GERD, IP, Inc. dated April 19, 2020*	20-F	001-37381	10.1	April 4, 2020
4.13	Amended and Restated Inter Company Services Agreement by and between Medigus Ltd. and ScoutCam Ltd. dated April 20, 2020	20-F	001-37381	4.3	April 4, 2020
4.14	Addendum No. 1 to Amended and Restated Asset Transfer Agreement by and between the Registrant and ScoutCam Ltd., dated July 27, 2020**	Form F-1	333-249797	10.8	November 2, 2020
4.15	Common Stock Purchase Agreement by and between the Registrant, Smart Repair Pro, Inc., Purex, Corp. each of Smart Repair Pro, Inc. and Purex, Corp. respective stockholders and Vicky Hacmon dated October 8, 2020*	Form F-1	333-249797	10.4	November 2, 2020

4.16	Share Purchase Agreement by and between the Registrant and Eventer Technologies Ltd., dated October 14, 2020*	Form F-1	333-249797	10.5	November 2, 2020
4.17	Revolving Loan Agreement by and between the Registrant and Eventer Technologies Ltd., dated October 14, 2020*	Form F-1	333-249797	10.6	November 2, 2020
4.18	Share Exchange Agreement by and between the Registrant and the shareholders of Eventer Technologies Ltd., dated October 14, 2020	Form F-1	333-249797	10.7	November 2, 2020
4.19	Loan and Pledge Agreement by and between the Registrant, Smart Repair Pro, Inc., and its stockholder, dated February 2, 2021*					*
4.20	First Amendment to Loan and Pledge Agreement by and between the Registrant, Smart Repair Pro, Inc., and its stockholder, dated February 5, 2021*					*
4.21	Joint Venture Agreement by and among the Registrant, Amir Zaid, Weijian Zhou and Charging Robotics Ltd., dated February 19, 2021*					*
8.1	List of Subsidiaries					*
12.1	Certification of Chief Executive Officer as required by rule 13a-14(a)(1)					**
12.2	Certification of Chief Financial Officer as required by rule 13a-14(a)					**
13.1	Certification of Chief Executive Officer as required by rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code(					**
13.2	Certification of Chief Financial Officer as required by rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code)					**
15.1	Consent of Brightman Almagor Zohar & Co., Certified Public Accountant (Isr.), a firm in the Deloitte Global Network, independent registered public accounting firm for Medigus Ltd.					*
15.2	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm for Medigus Ltd.					*
15.3

Consent of Brightman Almagor Zohar & Co., Certified Public Accountant (Isr.), a firm in the Deloitte Global Network, independent registered public accounting firm for Gix Internet Ltd. (formerly known as Algomizer Ltd.)

*
101

The following financial information from Medigus Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2020, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Financial Position; (ii) Consolidated Statements of Profit or Loss; (iii) Consolidated Statements of Changes in Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail

*	Filed herewith.

**	Furnished herewith.

*	Certain confidential information contained in this exhibit, marked by brackets, was omitted because it is both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed. “[***]” indicates where the information has been omitted from this exhibit.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Medigus Ltd.

Date: May 14, 2021	By:	/s/ Liron Carmel
Liron Carmel
Chief Executive Officer

	By:	/s/ Oz Adler
Oz Adler
Chief Financial Officer