Form 20-F
period 2021-12-31
Medigus Ltd.
filed 2022-04-29
CIK 1618500

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-37381

Medigus Ltd.

(Exact name of Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

3 HaNechoshet Street, Building B,

6971068, Israel

(Address of principal executive offices)

Tali Dinar

3 HaNechoshet Street, Building B

Tel Aviv, Israel, 6971068 Tel: +972-73-370-4691

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2021: [316,442,738] Ordinary Shares, of no par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

Yes ☒        No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.     ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Item 17 ☐        Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐        No ☒

i

INTRODUCTION

Certain Definitions

In this annual report, unless the context otherwise requires:

●	references to “ADS” refer to American Depositary Shares, each representing twenty (20) Ordinary Shares.

●	references to “Charging Robotics” refer to Charging Robotics Ltd., a company incorporated under the laws of the State of Israel, a wholly owned subsidiary of the Company

●	references to the “Companies Law” refer to the Israeli Companies Law, 5759-1999, as amended.

●	references to “endoscopy” refer to a medical procedure which is used to diagnose or treat various diseases using an endoscope (a flexible tube which contains lighting features, imaging features and a system used to direct the endoscope within bodily systems).

●	references to “Eventer” refer to Eventer Technologies Ltd., a company incorporated under the laws of the State of Israel, majority subsidiary of the Company.

●	references to “Fuel Doctor” refer to Fuel Doctor holdings Inc., a company incorporated under the laws of the State of Delaware, a minority owned entity of the Company.

●	references to “GERD IP” refer to GERD IP, Inc., a corporation incorporated under the laws of the State of Delaware, majority owned subsidiary of the Company

●	references to “Gix” refer to Gix Internet Ltd. (formerly known as Algomizer Ltd.), a public company incorporated under the laws of the State of Israel, a minority owned subsidiary of the Company.

●	references to “Gix Media” refer to Gix Media Ltd. (formerly known as Linkury Ltd.), a company incorporated under the laws of the State of Israel, a minority owned entity of the Company.

●	references to “Group” refer to the Company and its consolidated subsidiaries, which are Jeffs’ Brands, Charging Robotics, GERD IP and Eventer.

●	references to “Jeffs’ Brands” to Jeffs’ Brands Ltd., a company incorporated under the laws of the State of Israel, majority owned subsidiary of the Company.

●	references to “Medigus,” the “Company,” the “Registrant,” “us,” “we” and “our” refer to Medigus Ltd., an Israeli company.

●	references to “MUSE™” refer to the Medigus Ultrasonic Surgical Endostapler, the trade name of an endoscopy system developed by the Company which is intended as a minimally invasive treatment for Gastroesophageal Reflux Disease, or GERD.

●	references to “NIS” refer to New Israeli Shekels, the Israeli currency.

●	references to “Ordinary Shares,” “our shares” and similar expressions refer to the Company’s ordinary shares, of no par value per share.

●	references to “Polyrizon” refer to Polyrizon Ltd., a company incorporated under the laws of the State of Israel, minority owned entity of the Company.

●	references to “Pro” refer to Smart Repair Pro, Inc., a corporation incorporated under the laws of the State of California, majority owned subsidiary of the Company.

●	references to “Purex” refer to Purex, Corp., a corporation incorporated under the laws of the State of California, majority owned subsidiary of the Company.

●	references to the “SEC” refer to the United States Securities and Exchange Commission.

references to “ScoutCam” refer to ScoutCam Inc., a company incorporated under the laws of State of Nevada, minority owned subsidiary of the Company.

●	references to “ScoutCam™” refer to the trade name of a range of micro CMOS and CCD video cameras which are suitable to both medical and industrial applications.

●	references to “MUSE™” refer to the Medigus Ultrasonic Surgical Endostapler, the trade name of an endoscopy system developed by the Company which is intended as a minimally invasive treatment for Gastroesophageal Reflux Disease, or GERD.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	recent material changes in our strategy;

●	We have a history of operating losses, we may incur additional losses in the future and our ability to grow sales and achieve profitability are unpredictable

●	We will need additional funding. If we are unable to raise capital, we will be forced to reduce or eliminate our operations;

●	ScoutCam’s commercial success in commercializing the ScoutCam™ system;

●	Jeffs’ Brands commercial success;

●	Eventer’s commercial success;

●	Gix’s future performance;

●	our ability to sell or license our MUSE™ technology

●	projected capital expenditures and liquidity;

●	the overall global economic environment as well as the impact of the coronavirus strain COVID-19;

●	the impact of competition and new technologies;

●	general market, political, reimbursement and economic conditions in the countries in which we operate;

●	government regulations and approvals;

●	litigation and regulatory proceedings; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Reserved.

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

Risks Related to Our Business

Starting 2019, we made material changes to our business strategy. We cannot guarantee that any of these changes will result in any value to our shareholders.

Since 2019, we have materially changed our business model, adjusted our exclusive focus on the medical device industry to include other industries, abandoned our strategy to commercialize the MUSE™ system, transferred our ScoutCam™ activity into our subsidiary, ScoutCam Ltd., and consummated a securities exchange agreement in relation to ScoutCam Ltd. As a result of these changes, we have acquired substantial stakes in a number of ventures, including but not limited to online business activities such as ad-tech, e-commerce, drone technology and online event management. We cannot guarantee that these strategic decisions will derive the anticipated value to our shareholders, or any value at all.

We have a history of operating losses, we may incur additional losses in the future and our ability to grow sales and achieve profitability are unpredictable.

As of December 31, 2021, we had an accumulated deficit of 73.9 million and incurred total operating loss of approximately $9.8 million in the year ended on December 31, 2021 and total operating losses of approximately $7.4 million and 14.2 million in the years ended December 31, 2020 and 2019, respectively. Our losses have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital. Any failure to achieve and maintain profitability would continue to have an adverse effect on our shareholders’ equity and working capital and could result in a decline in our share price or cause us to cease operations.

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

During the year ended December 31, 2021, the Group incurred income of $4 million mainly due to deconsolidation of ScoutCam from our consolidated financial reports and an operating loss of approximately 9 million and a negative cash flow from operating activities of approximately $5.2 million. Furthermore, in the recent years, the Group has suffered recurring losses from operations, negative cash flows from operating activities and has an accumulated deficit of $74.2 million as of December 31, 2021.

As of December 31, 2021, we had a total cash and cash equivalents balance of approximately $24 million. Our management expects that we will continue to generate operating losses. Our management plans to continue to fund its operations primarily through utilization of its financial resources. In addition, we may raise additional capital or realize some of our investments in other entities in order to fund our operating needs. Our management is of the opinion that based on our current operating plan it will be able to carry out its plan for more than a year after the issuance date of this annual report on Form 20-F. However, we anticipate that we are likely to continue to incur significant losses for at least the next year. There is no assurance however, that we will be successful in obtaining the level of financing needed for our operations. If we are unable to obtain additional sufficient financing our business and results of operations will be materially harmed.

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

The COVID-19 (coronavirus) may adversely affect our operating results in a material manner

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

Furthermore, as a consequence of the COVID-19 outbreak, Jeffs’ Brands have experienced occasional supply constraints, primarily in the form of delays in shipment of inventory. Jeffs’ Brands have also experienced increases in the cost of certain products, as well as a decrease in promotions by some manufacturers. While we consider such events to be relatively minor and temporary, continued supply chain disruptions could lead to delayed receipt of, or shortages in, inventory and higher costs, and negatively impact sales in fiscal year 2022 and beyond.

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

Certain of our subsidiaries each rely on key employees and highly skilled personnel, and, if they are unable to attract, retain or motivate qualified personnel, they may not be able to operate its business effectively.

The success of certain of our subsidiaries depends largely on the continued employment of their senior management and key personnel who can effectively operate its business and its ability to attract and retain skilled employees. Competition for highly skilled management, technical, research and development, and other employees is intense, and our subsidiaries may not be able to attract or retain highly qualified personnel in the future. If any of the key employees of these subsidiaries leave or are terminated, and such companies fail to manage a transition to new personnel effectively, or if they fail to attract and retain qualified and experienced professionals on acceptable terms, the business, financial condition and results of operations of these subsidiaries could be adversely affected.

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

Risks Related to ScoutCam’s, ScoutCam™ Business

Because of its limited operating history, ScoutCam may not be able to successfully operate its business or execute its business plan.

Given the limited operating history, it is hard to evaluate ScoutCam’s proposed business and prospects. ScoutCam’s proposed business operations is subject to numerous risks, uncertainties, expenses and difficulties associated with early-stage enterprises. Such risks include, but are not limited to, the following

●	the absence of a lengthy operating history;

●	expected continual losses for the foreseeable future;

●	operating in multiple currencies;

●	our ability to anticipate and adapt to a developing market(s);

●	acceptance of our products by the medical and industrial (I4.0) markets (and the non-medical community) and consumers;

●	limited marketing experience;

●	limited experience in developing and implementing full platform solutions including AI and cloud;

●	insufficient capital to fully realize our operating plan;

●	a competitive environment characterized by well-established and well-capitalized competitors;

●	the ability to identify, attract and retain qualified personnel; and

●	operating in an environment that is highly regulated by a number of agencies.

If ScoutCam is unable to establish sales, marketing and distribution capabilities or enter into successful relationships with business targets and third parties to perform these services, ScoutCam may not be successful in commercializing its products and technology.

Given that ScoutCam is currently as a B2B company, its business is reliant on its ability to successfully attract potential business targets. Furthermore, ScoutCam has a limited sales and marketing infrastructure and have limited experience in the sale, marketing, or distribution of our technologies beyond the B2B model. To achieve commercial success for its technologies or any future developed product, ScoutCam will need to establish a sales and marketing infrastructure or to out-license such future products.

In the future, ScoutCam may consider building a focused sales and marketing infrastructure to market any future developed products and potentially other products in the United States or elsewhere in the world. There are risks involved with establishing our own sales, marketing, and distribution capabilities. For example, recruiting and training a sales force could be expensive and time consuming and could delay any product launch. This may be costly, and ScoutCam’s investment would be lost if it cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit ScoutCam’s efforts to commercialize any future products on our own include:

●	ScoutCam’s inability to recruit, train, and retain adequate numbers of effective sales and marketing personnel;

●	the inability of sales personnel to obtain access to potential customers;

●	the lack of complementary products to be offered by sales personnel or lack of product-market fit, which may put ScoutCam at a competitive disadvantage relative to companies with more extensive product lines; and

●	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If ScoutCam is unable to establish our own sales, marketing, and distribution capabilities or enter into successful arrangements with third parties to perform these services, ScoutCam’s revenues and profitability may be materially adversely affected.

In addition, ScoutCam may not be successful in entering into arrangements with third parties to sell, market, and distribute our products inside or outside of the United States or may be unable to do so on terms that are favorable to ScoutCam. ScoutCam likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If ScoutCam doesn’t establish sales, marketing, and distribution capabilities successfully, either on its own or in collaboration with third parties, ScoutCam will not be successful in commercializing our technologies or any future products we may develop.

ScoutCam may require substantial additional funding, which may not be available to it on acceptable terms, or at all.

ScoutCam’s cash and short-term deposit balance as of December 31, 2021 was $19.6 million. ScoutCam may require additional funding to fund and grow its operations and to develop certain products. There can be no assurance that financing will be available in amounts or on terms acceptable to ScoutCam, if at all. In the event ScoutCam required additional capital, the inability to obtain such capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If ScoutCam is required and is unable to obtain additional financing, ScoutCam will likely be required to curtail ScoutCam’s development plans. In that event, current stockholders would likely experience a loss of most or all of their investment in ScoutCam. Additional funding that ScoutCam does obtain may be dilutive to the interests of existing stockholders.

Our failure to effectively manage growth could impair our business.

ScoutCam’s business strategy contemplates a period of rapid growth which may put a strain on our administrative and operational resources, and our funding requirements. ScoutCam’s ability to effectively manage growth will require us to successfully expand the capabilities of our operational and management systems, and to attract, train, manage, and retain qualified personnel. There can be no assurance that ScoutCam will be able to do so, particularly if losses continue and we are unable to obtain sufficient financing. If ScoutCam is unable to appropriately manage growth, its business, prospects, financial condition, and results of operations could be adversely affected.

ScoutCam’s commercial success depends upon the degree of market acceptance by the medical community as well as by other prospective markets and industries.

ScoutCam’s current business model is that of a B2B approach in which ScoutCam seeks to identify target businesses interested in integrating its technology, or commissioning individual projects using its technology. Any product that ScoutCam commission or that is brought to the market may or may not gain market acceptance by prospective customers. The commercial success of our technologies, commissioned products, and any future product that ScoutCam may develop depends in part on the medical community as well as other industries for various use cases, depending on the acceptance by such industries of our commissioned products as a useful and cost-effective solution compared to current technologies. During 2021, ScoutCam commenced proactive market penetration into industries other than the biomedical sector. If ScoutCam’s technology or any future product that it may develop does not achieve an adequate level of acceptance, or does not garner significant commercial appeal, we may not generate significant revenue and may not become profitable. The degree of market acceptance will depend on a number of factors, including:

●	the cost, safety, efficacy/performance, perceived value and convenience of our technology and any commissioned product and any future product that ScoutCam may develop in relation to alternative products;

●	the ability of third parties to enter into relationships with ScoutCam without violating their existing agreements;

●	the effectiveness of ScoutCam’s sales and marketing efforts;

●	the strength of marketing and distribution support for, and timing of market introduction of, competing technology and products; and

●	publicity concerning our technology or commissioned products or competing technology and products.

ScoutCam’s efforts to penetrate industries and educate the marketplace on the benefits of its technology, and reasons to seek the commissioning of products based on its technology, may require significant resources and may never be successful. Such efforts to educate the marketplace may require more resources than are required by conventional technologies.

ScoutCam’s reliance on third-party suppliers for most of the components of our products, including miniature video sensors which are suitable for our CMOS technology products mainly in the medical domain, could harm its ability to meet demand for its products in a timely and cost-effective manner.

ScoutCam relies on its third-party suppliers to obtain an adequate supply of quality components on a timely basis with favorable terms to manufacture its commissioned products. Some of those components that ScoutCam sells are provided to it by a limited number of suppliers. ScoutCam will be subject to disruptions in its operations if its sole or limited supply contract manufacturers decrease or stop production of components or do not produce components and products of sufficient quantity or quality. Alternative sources for its components will not always be available.

Though ScoutCam attempts to ensure the availability of more than one supplier for each important component in any product that it commissions, the number of suppliers engaged in the provision of miniature video sensors which are suitable for its CMOS technology mainly in the medical domain is very limited, and therefore in some cases ScoutCam engages with a single supplier, which may result in it dependency on such supplier. This is the case regarding sensors for the CMOS type technology that are produced by a single supplier in the United States. As ScoutCam does not have a contract in place with this supplier, there is no contractual commitment on the part of such supplier for any set quantity of such sensors. The loss of ScoutCam’s sole supplier in providing it with miniature sensors for our CMOS technology products mainly in the medical domain, and ScoutCam’s inability or delay in finding a suitable replacement supplier, could negatively affect its business, financial condition, results of operations, and reputation.

ScoutCam is also subject to other risks inherent in the manufacturing of its products and their supply chain, including industrial accidents, natural disasters (including as a result of climate change), environmental events, strikes, and other labor disputes, capacity constraints, disruptions in material or packaging supplies, as well as global shortages, disruptions in supply chain or information technology, loss or impairment of key manufacturing sites or suppliers, product quality control, safety, increase in commodity prices and energy costs, licensing requirements and other regulatory issues, as well as other external factors over which we have no control. If such an event were to occur, it could have an adverse effect on ScoutCam’s business, financial condition, and results of operations. In addition, ScoutCam may experience interruptions with our suppliers and other supply chain disruptions as a result of the COVID-19 pandemic, or any other international disorder. In recent months, global supply chain disruptions have slowed receipt of some of our supplies and delayed some of ScoutCam’s deliveries, although as yet not materially, and increased some of ScoutCam’s product costs. Although such cost increases have been fully covered by ScoutCam’s customers to date, there is no assurance that this will continue in the future.

In addition, if ScoutCam cannot supply commissioned products or future potentially developed products due to a lack of components, or are unable to utilize other components in a timely manner, ScoutCam’s business will be significantly harmed. If inventory shortages occur, they could be expected to have a material and adverse effect on our future revenues and ability to effectively project future sales and operating results.

ScoutCam may not be able to manage our strategic partners effectively.

ScoutCam has entered into, and may continue to enter into, strategic alliances with third parties to gain access to new and innovative technologies and markets. These parties are often large, established companies. Negotiating and performing under these arrangements involves significant time and expense, and ScoutCam may not have sufficient resources to devote to its strategic alliances, particularly those with companies that have significantly greater financial and other resources than it does. The anticipated benefits of these arrangements may never materialize, and performing under these arrangements may adversely affect its results of operations.

Failure to manage its current partners effectively or enter into new strategic alliances may affect ScoutCam’s success in executing its business plan and may adversely affect our business, financial condition, and results of operation. ScoutCam may not realize the anticipated benefits of any or all partnerships, or may not realize them in the time frame expected.

ScoutCam may not have sufficient manufacturing capabilities to satisfy any growing demand for its commissioned products. ScoutCam may be unable to control the availability or cost of producing such products.

ScoutCam’s current manufacturing capabilities may not reach the required production levels necessary in order to meet growing demands for any products we may commission or future products we may develop. There can be no assurance that our commissioned products can be manufactured at its desired commercial quantities, in compliance with our requirements, and at an acceptable cost. Any such failure could delay or prevent us from shipping said products and marketing our technologies in accordance with our target growth strategies.

Risks Related to Jeffs’ Brands Business

Jeffs’ Brands have a short operating history in an evolving industry and, as a result, Jeffs’ Brands past results may not be indicative of future operating performance.

Jeffs’ Brands have a short operating history in a rapidly evolving industry that may not develop in a manner favorable to our business. Jeffs’ Brands relatively short operating history makes it difficult to assess future performance.

Jeffs’ Brands future success depends in large part upon the ability to, among other things:

●	manage inventory effectively;

●	successfully develop, retain and expand our consumer product offerings and geographic reach;

●	compete effectively;

●	anticipate and respond to macroeconomic changes;

●	effectively manage growth;

●	hire, integrate and retain talented people at all levels of organization;

●	avoid interruptions in Jeffs’ Brands business from information technology downtime, cybersecurity breaches or labor stoppages;

●	maintain the quality of technology infrastructure; and

●	develop new features to enhance functionality.

Jeffs’ Brands may not be able to manage growth effectively, and such rapid growth may adversely affect Jeffs’ Brands corporate culture.

Jeffs’ Brands expect to rapidly and significantly expand their operations and anticipate expanding further as Jeffs’ Brands pursue growth strategies. Such expansion increases the complexity of Jeffs’ Brands business and places a significant strain on Jeffs’ Brands management, operations, technical systems, financial resources and internal control over financial reporting functions. Jeffs’ Brands current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage Jeffs’ Brands future operations, especially as Jeffs’ Brands employ personnel in several geographic locations.

Jeffs’ Brands is currently in the process of transitioning certain of Jeffs’ Brands business and financial systems to systems on a scale reflecting the increased size, scope and complexity of their operations, and the process of migrating the legacy systems could disrupt our ability to timely and accurately process information, which could adversely affect results of operations and cause harm to Jeffs’ Brands reputation. As a result, Jeffs’ Brands may not be able to manage Jeffs’ Brands expansion effectively.

We believe that Jeffs’ Brands entrepreneurial and collaborative culture has been a major contributor to its success. Jeffs’ Brands may have difficulties maintaining such culture or adapting it sufficiently to meet the needs of Jeffs’ Brands future and evolving operations as it’s continue to grow, in particular as Jeffs’ Brands grows internationally.

In addition, Jeffs’ Brands expect to experience some challenges in developing and maintaining Jeffs’ Brands culture as a public company, with the attendant changes in policies, practices, and corporate governance and management requirements. Failure to successfully develop or maintain such a culture could have a material adverse effect on Jeffs’ Brands business, results of operations, financial condition and prospects.

Jeffs’ Brands e-commerce operations are reliant on the Amazon marketplace and fulfillment by Amazon and changes to the marketplace, Amazon services and their terms of use may harm Jeffs’ Brands business.

Jeffs’ Brands products are sold predominantly on the Amazon marketplace and orders are fulfilled entirely by Amazon utilizing the fulfilled by Amazon, or FBA, model. In order to continue to utilize the Amazon marketplace and FBA, Jeffs’ Brands must comply with the applicable policies and terms of use relating to these services. Such policies and terms of use may be altered or amended at Amazon’s sole discretion, including changes regarding the cost of securing these services, and changes that increase the burden of compliance with its requirements, may cause Jeffs Brands to significantly alter Jeffs’ Brands business model or incur additional costs in order to comply, which could negatively impact Jeffs’ Brands results of operations. Non-compliance with applicable terms of use and policies can result in the removal of one or more products from the marketplace and suspension of fulfillment services either of which could have a material adverse effect on Jeffs’ Brands business and results of Jeffs’ Brands operations. Although Jeffs’ Brands exert efforts in order to ensure ongoing compliance and no notices of non-compliance have been received to date, we cannot assure you that events of this kind will not occur in the future.

Potential growth of Jeffs’ Brands is based on international expansion, making Jeffs’ Brands susceptible to risks associated with international sales and operations.

Jeffs’ Brands historically mainly sold products in the U.S., and in 2021 also began selling products in the United Kingdom and Germany. Jeffs’ Brands intend to expand their operations to reach new markets and localities. For example, Jeffs’ Brands expect to increase sales in the United Kingdom and Germany and have completed the requisite processes in order to offer certain of their products through the Amazon marketplace in other major European countries, Singapore and Australia. Jeffs’ Brands may not be successful in increasing sales in the United Kingdom and Germany and currently do not have an estimated starting date for sales in these other major European countries, Australia and Singapore. Conducting international operations subjects us to certain risks, which include localization of solutions and products and adapting them to local practices and regulatory requirements, exchange rate fluctuations and unexpected changes in tax, trade laws, tariffs, governmental controls and other trade restriction. To the extent that Jeffs’ Brands do not succeed in expanding our operations internationally and managing the associated legal and operational risks, their results of operations may be adversely affected.

Jeffs’ Brands operating results are subject to seasonal fluctuations.

The e-commerce business is seasonal in nature and the fourth quarter is a significant period for Jeffs’ Brands operating results due to the holiday season. As a result, revenue generally declines and loss from operations generally increases in the first quarter sequentially from the fourth quarter of the previous year. Any disruption in our ability to process and fulfill customer orders during the fourth quarter could have a negative effect on Jeffs’ Brands quarterly and annual operating results. For example, if a large number of customers purchase Jeffs’ Brands products in a short period of time due to increased holiday demand, inefficient management of Jeffs’ Brands inventory may prevent Jeffs’ Brands from efficiently fulfilling orders, which may reduce sales and harm Jeffs’ Brands’ brands.

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

We have entered into a Licensing and Sale Agreement with Shanghai Golden Grand-Medical Instruments Ltd. (“Golden Grand”) for the know-how licensing and sale of goods relating to the Medigus Ultrasonic Surgical Endostapler (MUSE™) system in China with a substantial amount of the consideration subject to milestone achievements.

We entered into a Licensing and Sale Agreement with Shanghai Golden Grand, or Golden Grand Agreement, for the know-how licensing and sale of goods relating to the Medigus Ultrasonic Surgical Endostapler (MUSE™) system in China, Hong Kong, Taiwan and Macao. The payment of a substantial amount of the consideration is contingent on achievement of certain milestones such as establishing a MUSE™ assembly line in China. In the event that we are not able to meet such milestones, due to various factors including natural disasters, public health crises, political crises and trade wars which are not under our control, our entitlement to the aggregate consideration under the agreement may be impaired. During 2021 we recognized revenues of $2.4 million due to completion 80% of the milestones.

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

Disruptions to the Group’s information technology systems due to cyber-attacks or the Group’s failure to upgrade and adjust our information technology systems, may materially impair the Group’s operations, hinder our growth and materially and adversely affect our business and results of operations.

We believe that an appropriate information technology, or IT, infrastructure is important in order to support the Group’s daily operations and the growth of our business. If we experience difficulties in implementing new or upgraded information systems or experience significant system failures, or if we are unable to successfully modify the Group’s management information systems or respond to changes in our business needs, we may not be able to effectively manage the Group’s business, and we may fail to meet our reporting obligations. Additionally, if our current back-up storage arrangements and our disaster recovery plan are not operated as planned, we may not be able to effectively recover our information system in the event of a crisis, which may materially and adversely affect our business and results of operations.

In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. High-profile security breaches at other companies and in government agencies have increased in recent years, and security industry experts and government officials have warned about the risks of hackers and cyber-attacks targeting businesses such as ours. Computer hackers and others routinely attempt to breach the security of technology products, services and systems, and to fraudulently induce employees, customers, or others to disclose information or unwittingly provide access to systems or data. We can provide no assurance that the Group’s current IT system or any updates or upgrades thereto and the current or future IT systems of our distributors use or may use in the future, are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. Legislative or regulatory action in these areas is also evolving, and we may be unable to adapt the Group’s IT systems or to manage the IT systems of third parties to accommodate these changes. We have experienced and expect to continue to experience actual or attempted cyber-attacks of our IT networks. Although none of these actual or attempted cyber-attacks has had a material adverse impact on our operations or financial condition, we cannot guarantee that any such incidents will not have such an impact in the future.

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

Risks Related to Our Operations in Israel

Our headquarters and administrative offices are located in Israel and, therefore, our results may be adversely affected by military instability in Israel.

Our employees, including management members operate from our offices that are located in Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

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

Our reporting and functional currency is the U.S. dollar. Our, ScoutCam and Jeffs’ Brands revenues are currently primarily payable in U.S. dollars and we expect our future revenues to be denominated primarily in U.S. dollars. However, Eventer’s revenues and certain amount of our expenses and investments are in NIS and as a result, we are exposed to the currency fluctuation risks relating to the recording of our expenses and Eventer’s revenues in U.S. dollars. We may, in the future, decide to enter into currency hedging transactions. These measures, however, may not adequately protect us from material adverse effects.

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

Risks Related to an Investment Our Securities

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2021 or in any subsequent year. This may result in adverse U.S. federal income tax consequences for U.S. taxpayers that are holders of our securities.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value (generally determined on the basis of a quarterly average) produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. There can be no assurance that we are not a PFIC in 2022 and will not be a PFIC in subsequent years, as our operating results for any such years may cause us to be a PFIC. If we are a PFIC in 2022, or any subsequent year, and a U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of our securities will be subject to special rules. Under these rules: (1) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the securities; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold or have held our securities during a period when we were or are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election. A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto.

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each controlled foreign corporation, or CFC, in our group (if any). Because our group includes a U.S. subsidiary, certain of our non-U.S. subsidiaries will be treated as CFCs (regardless of whether or not we are treated as a CFC). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as CFC or whether any investor is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

Changes in U.S. and foreign tax laws could have a material adverse effect on our business, cash flow, results of operations or financial conditions.

We are subject to taxation in several countries, including the United States and Israel; changes in tax laws or challenges to our tax positions could adversely affect our business, results of operations, and financial condition. As such, we are subject to tax laws, regulations, and policies of the U.S. federal, state, and local governments and of comparable taxing authorities in foreign jurisdictions. Changes in tax laws, including the U.S. federal tax legislation enacted in 2017, commonly referred to as the Tax Cuts and Jobs Act of 2017, as well as other factors, could cause us to experience fluctuations in our tax obligations and effective tax rates in the future and otherwise adversely affect our tax positions and/or our tax liabilities. There can be no assurance that our effective tax rates, tax payments, tax credits, or incentives will not be adversely affected by changes in tax laws in various jurisdictions.

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

The stock market in general and the market prices of our ADSs on Nasdaq, in particular, are or will be subject to fluctuation, and changes in these prices may be unrelated to our operating performance. We anticipate that the market prices of our securities will continue to be subject to wide fluctuations. The market price of our securities is, and will be, subject to a number of factors, including:

●	announcements of technological innovations or new products by us or others;

●	announcements by us of significant acquisitions, strategic partnerships, in-licensing, out-licensing, ventures or capital commitments;

●	expiration or terminations of licenses, research contracts or other collaboration agreements;

●	public concern as to the safety of the equipment we sell;

●	the volatility of market prices for shares of medical devices companies generally;

●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in revenues, gross profits and earnings announced by the company;

●	changes in estimates or recommendations by securities analysts, if our Ordinary Shares or the ADSs are covered by analysts;

●	fluctuations in the stock price of our publicly traded subsidiaries;

●	changes in government regulations or patent decisions; and

●	general market conditions and other factors, including factors unrelated to our operating performance.

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

We are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2022.

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

Our ADSs are listed on Nasdaq under the symbol “MDGS”. To continue to be listed on Nasdaq, we are required to satisfy a number of conditions, including, among others, a minimum bid price of at least $1.00 per ADS, a market value of our publicly held shares of at least $1 million and shareholders’ equity of at least $2.5 million. As of April 14, 2022, the last trading day of our ADSs prior to the filing of this annual report, the closing bid price of our ADSs was $1.01. Accordingly, there exists a potential risk that we will not maintain a minimum bid price of at least $1.00 per ADS.

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

The ongoing conflict in Ukraine may result in market volatility that could adversely affect our stock price.

In late February 2022, Russia invaded Ukraine, significantly amplifying already existing geopolitical tensions among Russia and other countries in the region and in the west, including the U.S. Russia’s invasion, the responses of countries and political bodies to Russia’s actions, the larger overarching tensions, and Ukraine’s military response and the potential for wider conflict may increase financial market volatility and could have severe adverse effects on regional and global economic markets.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

 We were incorporated in the State of Israel on December 9, 1999, as a private company pursuant to the Israeli Companies Ordinance (New Version), 1983. In February 2006, we completed our initial public offering in Israel, and our ordinary shares traded on the TASE until January 25, 2021. In May 2015, we listed the ADSs on Nasdaq and since August 2015 the ADSs have been traded on Nasdaq under the symbol “MDGS”. Each ADS represents twenty (20) Ordinary Shares. Our Series C Warrants have been trading on Nasdaq under the symbol “MDGSW” since July 2018. Each Series C Warrant is exercisable into one ADS at an exercise price of $3.50 and will expire in July 2023.

Principal Capital Expenditures

Our Group had capital expenditures of approximately $141,000, $324,000 and $62,000 in the years ended on December 31, 2021, 2020, and 2019, respectively. Our capital expenditures are primarily for network infrastructure, computer hardware, purchase of machinery and software and leasehold improvements of our facilities. We have financed our capital expenditures from our available cash. We expect to maintain our capital expenditures in 2022 with a consistent volume.

There are no significant capital expenditures or divestitures currently in progress by the Company.

B. Business Overview

Overview

The activities carried out by us, and our subsidiaries are focused on medical-related devices and products, internet and other online-related technologies, e-commerce, safety systems for drones and the electric vehicle (EV) sector.

Our medical related activities include; innovative surgical devices with direct visualization capabilities for the treatment of Gastroesophageal Reflux Disease by the Company using Medigus Ultrasonic Surgical Endostapler, or MUSE and licensing arrangement with Polyrizon in connection with its development of biological gels designed to protect patients against biological threats and reduce intrusion of allergens and viruses through the upper airways and eye cavities.

Our internet-related activities include ad-tech operations through our stake in Gix, and its subsidiary, Gix Media. We have also entered into agreements to acquire stakes in Eventer, an online event management and ticketing platform, in which we currently hold 47.69%.

Our e-commerce activity includes the operations of Jeffs’ Brands Ltd., a subsidiary in which we hold 50.03%, and which operates online stores for the sale of various consumer products on the Amazon online marketplace.

Our activity in the EV sector includes our full ownership of Charging Robotics and its 19.99% subsidiary Revoltz, both develop three modular EVs and wireless vehicle battery charging technology.

Our activity in the drones operations field thorough our stake in Parazero Ltd. In which we hold 40.35%.

We are also engaged in the development, production and marketing of innovative miniaturized imaging equipment, custom-tailored visualization solutions based on small and highly resistant cameras, through ScoutCam, of which we hold 27.02% on a beneficial ownership basis.

Medical Activity Overview

Our MUSE™ System

We have been engaged in the development, production and marketing of innovative surgical devices with direct visualization capabilities for the treatment of Gastroesophageal Reflux Disease, a common ailment, which is predominantly treated by medical therapy (e.g. proton pump inhibitors) or in chronic cases, conventional open or laparoscopic surgery. Our product, the MUSE™ system for transoral fundoplication is a single use innovative device for the treatment of GERD disorder. The MUSE™ system is an endoscopic, incisionless solution that is used to perform a procedure as an alternative to a surgical fundoplication.

On June 3, 2019, we entered into the Golden Grand Agreement for the know-how licensing and sale of good relating to the MUSE™ system in China, Hong Kong, Taiwan and Macao. The final milestones will be completed, and the final installment paid upon completion of a MUSE™ assembly line in China. Due to COVID-19, the implementation of certain actions required to be achieved under the milestones have been delayed and expects to be completed during 2022.

Polyrizon – Protective Biological Gels

Polyrizon is a clinical development biotech company specializing on the development of innovative nasal gels to provide preventative treatment against a wide cross section of viruses, as well as bacteria, allergens, and other toxins. Polyrizon’s proprietary Capture and Contain hydrogel platform is delivered in the form of nasal sprays, and forms a thin gel-based protective shield containment barrier in the nasal cavity.

In July 2020, we entered into an ordinary share purchase agreement with Polyrizon, and on March 9, 2021 and on September 2, 2021 we increased our stakes in Polyrizon through additional investments, pursuant to such investments we currently own 37.03% of Polyrizon’s issued and outstanding capital on a fully diluted basis.

ClearMind – Psychedelic Medicine

On February 8, 2022, we entered into a share purchase agreement with ClearMind Medicine, Inc. (“CleaqrMind”), following which we hold 5.02% of ClearMind’s share capital. ClearMind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including mental health, alcohol use disorder, binge eating and depression. ClearMind’s patent portfolio consists of four utility patent families, which includes seven approved patents and 13 pending applications.

Internet Activity Overview

Gix– Ad-Tech and Online Advertising

Gix Media operates in the field of software development, marketing, and distribution to internet users. Gix recently announced its intention to focus its efforts on Gix Media, which is the primary source of Gix’s revenues and operations, with a goal of expanding its product portfolio in the field of technological solutions for advertising and media. On June 19, 2019, entered into a securities purchase agreement with Gix and its subsidiary Gix Media (the “Investment Agreement”).

During 2021, we exercised our right to convert Gix’s Media shares into Gix shares under the Investment Agreement. In October 2021 and February 2022 we purchased additional shares, following which we currently hold 38.03% in Gix.

On October 14, 2021, Gix Media entered into a purchase agreement with Cortex Media Group Ltd. (“Cortex”), a media-content company, following which Gix (through its holdings in Gix Media) obtained control of Cortex. As a result Gix consolidated Cortex’ financial statements as of October 14, 20201.

Eventer Technologies Ltd. – Online Event Management

Eventer is a technology company engaged in the development of unique tools for automatic creation, management, promotion, and billing of events and ticketing sales. Eventer seeks to tap the growing demand for enterprise and private online communication. As such, Eventer’s systems offer and enable advanced, user-friendly solutions for online events such as online concerts, enterprise events and online conferences, in addition to management and ticket sales for events carried out in offline venues. In addition, Eventer’s platform provides individuals with the ability to create and sell tickets to custom small-scale private or public events. Eventer’s revenues are derived from commissions from sales of tickets for online and offline events planned and managed through its platform. We acquired 47.69% of Eventer’s share capital following an investment of $750,000 on October 14, 2020 and an additional investment of $300,000 on April 8, 2021.

E-commerce Activity Overview

Jeffs’ Brands Ltd.

Jeffs’ Brands is an e-commerce consumer products goods company, operating primarily on the Amazon platform. Jeffs’ Brands is the owner of Smart Repair Pro, Inc., or Pro, Purex, Corp., or Purex, and Top Rank Ltd. that operate online stores for the sale of various consumer products on the Amazon online marketplace. On October 8, 2020, we acquired 50.01% of Pro’s and 50.03% of Purex’ issued and outstanding share capital on a fully diluted a common stock purchase agreement with Pro, Purex and their respective stockholders, and Vicky Hacmon, through a combination of cash investments in the companies and acquisition of additional shares from the then current shareholders of the two companies in consideration for the Company’s restricted ADSs and a cash component. The Company agreed to invest an aggregate amount of $1,250 thousand in Pro and Purex, pay $150 thousand in cash consideration to the current stockholders, and issue up to $500 thousand worth of restricted ADSs to the current stockholders of Pro and Purex subject to EBITDA milestones. Following the achievement of such EBITDA results, the Company issued to the stockholders of Pro and Purex $71 thousand worth of restricted ADSs in June 2021.

On May 16, 2021, we entered into a stock exchange and plan of restructuring agreement with Victor Hacmon, the other shareholder of Pro and Purex, and Jeffs’ Brands Ltd., or Jeffs’ Brands, a newly incorporated entity, following which Pro and Purex became wholly-owned subsidiaries of Jeffs’ Brands. The share exchange transaction was accounted in a manner similar to Pooling-of-Interests (“As Pooling”). To date, we invested approximately USD 5.4 million in Jeffs’ Brands and hold 50.03% of its shares.

On February 18, 2022, Jeffs’ Brands, submitted a registration statement on Form F-1 to the SEC relating to a potential initial public offering of its ordinary shares in the United States.

Electric Vehicle Activity Overview

Charging Robotics Ltd.

Charging Robotics, our wholly owned subsidiary, which was incorporated on February 1, 2021, is a developer of an automatic wireless charging system for public parking lots. On January 7, 2021, we entered into an agreement to purchase a provisional patent filed with the United States Patent and Trademark Office and know-how relating to wireless vehicle battery charging technology in consideration for $75,000.

During 2021, we invested an additional $423,000 in Charging Robotics.

Revoltz Ltd.

On February 19, 2021, we entered into a joint venture agreement with Amir Zaid, Weijian Zhou and Charging Robotics, for the purpose of developing and commercializing three modular electric vehicle (EV) micro mobility vehicles for urban individual use and “last mile” cargo delivery. Pursuant to the terms of such agreement, Charging Robotics currently hold 19.99% of the issued and outstanding share capital of the Revoltz Ltd.

On April 12, 2021, we invested through Charging Robotics an additional $250,000 in Revoltz.

Other Activities

ScoutCam – Miniaturized Imaging Equipment

We currently hold 27.02% of ScoutCam, which is engaged in the development, production and marketing of innovative visual solutions composed of imaging equipment, cloud and software based image processing (artificial intelligence (AI), machine learning (ML), and additional algorithm methodologies). Some of ScoutCam’s products that utilize its micro ScoutCam™ technology are used in medical procedures as well as various applications in other industries. See Item 7.B “Related Party Transactions” for more information about certain of our transactions with ScoutCam.

Automax Ltd.

We currently hold approximately 5.63% of the outstanding share capital of Global Automax Ltd., or Automax (formerly known as Matomy Media Group Ltd., or Matomy), a public company listed on the TASE.

On November 9, 2020, Matomy signed a binding agreement for a merger with Automax, and on March 24, 2021 the preconditions under the merger agreement were met to complete the merger. Following the closing of the merger, Automax’ shareholders held approximately 53% of the outstanding share capital of Matomy, which amount may increase to 73% if certain milestone achievements are met.

On December 31, 2020, as a result of exercise of Matomy’s option during the year, we held 24.92% of Matomy Media Group Ltd.

On January 19, 2021 and March 9, 2021, we sold 2,300,000 and 11,000,000 shares of Matomy Ltd., respectively. Subsequently, following such sales and the merger of Matomy with Automax, our aggregate holdings in Automax decreased to 4.73% of its issued and outstanding share capital. Following several purchases made through 2021, we currently hold 5.63% of Automax.

Elbit Imaging Ltd.

On June 14, 2021, we completed a number of transactions to purchase 460,409 ordinary shares of Elbit Imaging Ltd., representing 5.04% of its issued and outstanding share capital. We currently hold approximately 5.72 % of the outstanding share capital of Elbit Imaging Ltd.

Safee Cyber Technologies Ltd.

On October 13, 2021, we entered into a share purchase agreement with Safee Cyber Technologies Ltd., or Safee, a blockchain company, pursuant to which we invested $400,000 in exchange for approximately 2.35% of Safee’s share capital on a fully diluted basis.

Parazero Ltd.

On February 4, 2022, we entered into a share purchase agreement with Parazero Ltd., or Parazero, a company which is engaged in the field of safety systems for drones, pursuant to which we invested $1.6 million in exchange for approximately 40% of the outstanding share capital of Parazero’s share capital on a fully diluted basis. On February 28, 2022, we entered into a SAFE agreement pursuant to which we invested an additional $203,000 in Parazero.

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

Substantially material portion of our revenues in 2019 and 2020 was derived from the sale of miniature cameras which is currently developed and manufactured by ScoutCam. In 2021, the material portion of revenues was derived from Jeff’s’ brands, Eventer and from the licensing and sale agreement with Golden Grand. The following data reflects our total revenue arising from the following services:

	Revenues
	Year Ended December 31,
	2021	2020	2019
	(Thousands of U.S. dollars)
Sales of Miniature Cameras and related equipment	24	491	188
Sales of Products on the Amazon online marketplace	6,509
Development services	-	-	85
Revenues from commissions	1,185	40
Sales of the MUSE™System	2,400	-	-
Total	10,118	531	273

The following data reflects our total revenue broken down by geographic region:

	Revenues
	Year Ended December 31,
	2021	2020	2019
	(Thousands of U.S. dollars)
United States	6,306	418	138
Europe	128	41	69
China	2,400	-	-
Israel	1,183	45	22
Other	101	27	44
Total	10,118	531	273

Seasonality of Business

During the last few years we have not seen any seasonality in our sales. However, our subsidiaries experience certain effects of seasonality in their operations.

In connection with our subsidiary, Eventer, there is an increase in events scheduled during the holiday season in Israel, which typically occurs in September and October, and which corresponds to an increase in ticket sales.

In connection with our subsidiary, Jeffs’ Brands, the fourth quarter of each fiscal year typically yields significant activity due to the holiday season. As a result, revenue generally declines and loss from operations generally increases in the first quarter sequentially from the fourth quarter of the previous year.

Marketing and Distribution

Sale or License of MUSE™ System

As part of our board of directors decision to examine potential opportunities to sell our MUSE™ technology, or alternatively grant a license or licenses for the use of the MUSE™ technology, our board of directors has reexamined the efforts and resources previously invested by us in our MUSE™ technology distribution agreements as well as the revenues obtained through such agreements in order to assess their financial viability. As a result of this analysis, our board of directors resolved to terminate our distribution agreements in order to redirect our resources to securing licensing agreements, which may in turn generate significant income in the short term, reduce operating expenses and lower our company’s burn rate. On May 5, 2021 the company engaged with a contractor into service agreement, which the contractor Seek, develop, evaluate, filter and recommend suitable business opportunities for the Company in the fields of the Muse products and technology, and also Communicate and meet potential customers and introduce the Company and the Company’s products thereto, and, to the extent required by the Company from time to time, assistance and support with respect to negotiations with potential customers.

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

We, ScoutCam, Charging Robotics and GERD IP (hereinafter in this paragraph: “We” or “Us”) own 18 U.S. patents and 1 allowed US patent application and have 4 additional pending patent applications in the U.S. and 4 U.S. Provisional Patent Applications. In addition, We own 36 patents that were granted in other countries, including 17 European patent assets, which are not valid on their own unless validated in specific European countries as indeed were validated according to our list of chosen European countries and 8 pending patent applications in such other countries. We also own three pending Paris Convention Treaty (PCT) patent applications. Following opposition proceedings initiated by a third party, the Opposition Division of the EU Patent Office decided to revoke two patents (each validated in 4 countries) of the abovementioned European patent assets and to maintain one patent (validated in 4 countries) of the abovementioned European patent assets – all these decisions are pending appeals filed by Us and the third party, which are expected to be decided in 2023.

We cannot be sure that any patents will be granted with respect to any the pending patent applications or with respect to any patent applications filed by us in the future. There is also a significant risk that any issued patents will have substantially narrower claims than those that are currently sought.

Competition

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

Competition related to our Subsidiary Jeffs’ Brands

The consumer goods and e-commerce market is a highly competitive environment. Jeffs’ competitive landscape consists of various types of companies such as traditional and non-traditional consumer good companies, discount stores, traditional retailers, independent retail stores, the online platforms of these traditional retail competitors and e-commerce companies. Such competitors include: Thrasio Holdings, Inc., Aterian, Inc. (Nasdaq: ATER), Amazon.com, Helen of Troy Ltd., Newell Brands (NASDAQ: NWL), Frigidaire Appliance Company, and Trademark Global Inc.

Competition related to our Subsidiary Eventer

Eventer’s competitors are traditional ticketing offices and digital ticketing companies that operate an online platform similar to Eventer’s platform and/or offer ticket marketing and distribution services. There are many companies outside of Israel that offer event management services similar to Eventer. Specifically in Israel, however, competitors that operate in the digital ticket sales platform space include Eventbuzz and TickChak Ltd., and companies that market events include Kupat and Eventim. Likewise, there are three large companies in Israel engaged in the field of marketing and distribution of events, including Leaan Tickets LTD, CTS Eventim New Co (Eventim), and Kupot Tel-Aviv Tickets and Shows LTD. Eventer also enables the sale of tickets to various attractions and activities, such as skydiving, glamping and motorsport. For these types of events and activities, Eventer competes with companies, including BUYME and Groupon, which sell vouchers to consumers and businesses and generates revenue from such sales commissions.

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

U.S. Food and Drug Administration

All of our medical device products sold in the U.S. are subject to regulation as medical devices under the FDA, as implemented and enforced by the FDA. The FDA governs the following activities that we perform or that are performed on our behalf, to ensure that medical device we manufacture, promote and distribute domestically or export internationally are safe and effective for their intended uses:

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

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either premarket notification, or 510(k) marketing clearance or approval of a premarket approval application, or PMA, from the FDA. The FDA classifies medical devices into one of three classes. Class I devices, considered to have the lowest risk, are those for which safety and effectiveness can be assured by adherence to the FDA’s general regulatory controls for medical devices, which include compliance with the applicable portions of the Quality System Regulation, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials (General Controls). Class II devices are subject to the FDA’s General Controls, and any other special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device (Special Controls). Manufacturers of most class II and some class I devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. This process is generally known as 510(k) marketing clearance. Devices deemed by the FDA to pose the greatest risks, such as life sustaining, life supporting or some implantable devices, or devices that have a new intended use for these purposes, are placed in class III and require approval of a PMA. Device without predicate to compare with, may also follow the PMA pathway.

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

Medical devices can be marketed only for the indications for which they are cleared or approved. After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety, performance or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) marketing clearance or, depending on the modification, PMA approval. The FDA requires each manufacturer to determine whether the proposed changes requires submission of a 510(k) or a PMA, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing or recall the modified device until 510(k) marketing clearance or PMA approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines or penalties. We have made product enhancements to MUSE™ system and other products that we believe do not require new 510(k) marketing clearances. We cannot be assured that the FDA would agree with any of our decisions not to seek 510(k) marketing clearance or PMA approval. For risks related to 510(k) marketing clearance, see “Item 3. Key information—D. Risk Factors – Risks Related to Regulatory Compliance.”

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

C. Organizational Structure

As of December 31, 2021, we have four significant subsidiaries, (i) Jeffs’ Brands, a company incorporated under the laws of the State of Israel, in which we hold 50.03%, (ii) Eventer Technologies, a company incorporated under the laws of the State of Israel in which we hold 47.69% of its outstanding share capital, (iii) ScoutCam, a company incorporated under the laws of the State of Nevada, in which we hold 27.02% of its outstanding share capital, and (iv) our wholly owned subsidiary, Charging Robotics Ltd., a company incorporated under the laws of the State of Israel.

D. Property, Plant and Equipment

Our offices and research and development facility are located at 3 HaNechoshet Street, Building B, Tel Aviv, Israel, 6971068, where we occupy approximately 45 square meters. We sub-lease our facilities from Jeffs’ Brands. While we do intend to expend our offices in the future, we believe our sub-leased facilities sufficiently meets our current needs.

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

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2020 compared to the year ended December 31, 2019 has been reported previously in our annual report on May 14, 2021 under Item 5 “Operating and Financial Review and Prospects”.

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

ScoutCam Ltd. was formed in Israel on January 3, 2019, as a wholly owned subsidiary of Medigus, and commenced operations on March 1, 2019. ScoutCam Ltd. was incorporated as part of the reorganization of Medigus, which was designed to distinguish ScoutCam’s miniaturized imaging business, or the micro ScoutCam™ portfolio, from Medigus’ other operations and to enable Medigus to form a separate business unit with dedicated resources focused on the promotion of such technology. In December 2019, Medigus and ScoutCam Ltd. consummated an Amended and Restated Asset Transfer Agreement, effective March 1, 2019, which transferred and assigned certain assets and intellectual property rights related to its miniaturized imaging business. On March 1, 2019, 12 employees moved from Medigus to ScoutCam. The vast majority of these employees were from the Production and R&D departments. Therefore, their transfer caused large changes in the data of these two line items in the year 2018 and 2019. Following ScoutCam’s private placement of USD 20 million in March 2021, in which we did not participate, our holdings in ScoutCam reduced to 28.06%. Accordingly ScoutCam was deconsolidated as of such date and accounted for as an equity investment as of April 1, 2021.

On October 14, 2020, we signed a share purchase agreement and a revolving loan agreement with Eventer. The Eventer transaction closed on October 26, 2020. Pursuant to the share purchase agreement, we invested $750,000 and were issued an aggregate of 325,270 ordinary shares of Eventer, representing 58.7% of Eventer’s then issued and outstanding share capital. On April 8, 2021 Eventer consummated an additional share purchase agreement with certain investors in connection with the sale and issuance of $2.25 million worth of its ordinary shares for an aggregate amount of $2.25 million. Following such round and our additional investment of $300,000 we hold approximately 47.69% of Eventer outstanding share capital.

On October 8, 2020, we entered into a common stock purchase agreement with Pro, Inc., Purex, and their respective stockholders pursuant to which we acquired 50.01% of Pro’s and 50.03% of Purex’s issued and outstanding share capital on a fully diluted basis through a combination of cash investments in the companies and acquisition of additional shares from the then current shareholders of the two companies in consideration for our restricted ADSs and a cash component. We agreed to; invest an aggregate amount of $1,250 thousand in Pro and Purex, pay $150 thousand in cash consideration to the current stockholders, and issue up to $500 thousand worth of restricted ADSs to the current stockholders of such companies subject to EBITDA milestones. Following the EBITDA results, the Company issued $71 thousand worth of restricted ADSs in June 20201. The transactions contemplated in the definitive agreements closed on January 4, 2021.

On May 16, 2021, we entered into a stock exchange and plan of restructuring agreement with Victor Hacmon, the other shareholder of Pro and Purex, and Jeffs’ Brands. Pursuant to which, among other things, we and Victor Hacmon transferred all our holdings in Pro and Purex to Jeffs’ Brands, in return for a consideration of Jeffs’ Brands ordinary shares that were issued respectively. As a result, Pro and Purex became wholly-owned subsidiaries of Jeffs’ Brands. The share exchange transaction was accounted in a manner similar to Pooling-of-Interests (“As Pooling”). To date, we invested approximately $ 5.4 million in Jeffs’ Brands and holds 50.03% of its shares.

A. Operating results:

The following table sets forth a summary of our operating results:

	Year ended December 31,
	2021	2020
	U.S. Dollars, in thousands, except per share and weighted average shares data
Revenues:
Products	8,933	491
Services	1,185	40
	10,118	531

Cost of revenues:
Products	4,938	988
Services	379	46
	5,317	1,034

Gross Profit (Loss)	4,801	(503)

Research and development expenses	1,045	997
Sales and marketing expenses	1,988	471
General and administrative expenses	9,964	5,494
Net change in fair value of financial assets at fair value through profit or loss	(713)	(797)
Share of net loss of associates accounted for using the equity method	2,149	170
Amortization of excess purchase price of associates	263	546
Operating loss	(9,895)	(7,384)
Changes in fair value of warrants issued to investors	(484)	(338)
Gain upon loss of control in a subsidiary	(11,465)	-
Gain from sale of an investment	(2,025)	-
Changes in fair value of commitment to issue shares	75	-
Other income	(494)	-
Financial (income) loss net	347	(205)
Profit (Loss) before taxes on income	4,151	(6,841)
Taxes (benefit) expense	105	(9)
Net profit (loss) for the period	4,046	(6,850)
Other comprehensive income (loss) for the period	162	35
Total comprehensive income (loss) for the period	4,208	(6,815)

Net Profit (loss) for the period is attributable to:
Owners of Medigus	6,794	(4,325)
Non-controlling interest	(2,748)	(2,525)
	4,046	(6,850)

Total comprehensive Profit (loss) for the period is attributable to:
Owners of Medigus	6,881	(4,278)
Non-controlling interest	(2,673)	(2,537)
	4,208	(6,815)

Basic Earnings (loss) per ordinary share	0.01	(0.03)
Diluted Earnings (loss) per ordinary share	0.01	(0.03)

Weighted average number of ordinary shares outstanding used to compute (in thousands):
Basic income/loss per share	460,717	133,445
Diluted income/loss per share	460,717	133,445

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenues

Revenues for the year ended December 31, 2021 were $10,118,000 representing an increase of $9,587,000 or 1,806%, compared to total revenues of $531,000 for the year ended December 31, 2020.

The increase in revenues was primarily due to the consolidate revenues of Jeffs’ Brands, Eventer and in Medigus in connection with the Golden Grand Agreement

The tables below set forth our revenues, by region and by product for the periods presented:

U.S. dollars; in thousands

	Year Ended December 31,
	2021		2020
United States	6,306	62%	418	79%
Europe	128	1%	41	8%
Israel	1,183	12%	45	8%
China	2,400	24%	-	-
Other	101	1%	27	5%
Total	10,118	100%	531	100%

U.S. dollars; in thousands

	Year Ended December 31,
	2021		2020
Products on the Amazon online marketplace	6,509	64%	-	-
Products- others	2,400	24%	-	-
Revenues from commissions	1,185	12%	40	8%
Miniature camera and related equipment	24	0%	491	92%
Total	10,118	100%	531	100%

Our revenues in recent years were primarily derived from the sale of miniature camera and related equipment which we develop and manufacture and from development services. The decrease in revenues of Miniature camera and related equipment, in 2021 is primarily due to the deconsolidation of ScoutCam starting April 1, 2021.

The increase in revenues from Products on the Amazon Online Marketplace was primarily due to the sale in Amazon store by Jeffs’ Brands which was consolidated commencing January 4, 2021.

The increase in revenues from Products-others was due to revenues from the Golden Grand Agreement.

The increase in revenues from commissions derives from our subsidiary Eventer, which was consolidated commencing October 15, 2020.

Cost of revenues

Cost of revenues for the year ended December 31, 2021, were $5,317,000 representing an increase of $4,283,000, or 414%, compared to cost of revenues and of $1,034,000 for the year ended December 31, 2020. The increase was primarily due to the increase in cost of revenues related to the consolidation of Jeffs’ Brands and Eventer.

Gross Profit (Loss)

Gross profit for the year ended December 31, 2021 was $4,801,000, representing an increase of $5,304,000 compared to gross loss of $503,000 for the year ended December 31, 2020. The gross profit increase is a result of consolidation of Jeffs’ Brands and Eventer in 2021 and revenues derived from the Golden Grand Agreement.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2021, were $1,045,000, representing an increase of $48,000, or 5%, compared to $997,000 for the year ended December 31, 2020. The increase was primarily due to the consolidation of Eventer offset by the deconsolidation of ScoutCam.

Sales and Marketing Expenses

Sales and marketing expenses for the year ended December 31, 2021, were $1,988,000, representing an increase of $1,517,000, or 322%, compared to $471,000 for the year ended December 31, 2020. The increase was primarily due to the consolidation of Jeffs’ Brands and Eventer.

General and Administrative Expenses

General and Administrative expenses for the year ended December 31, 2021, were $9,964,000, representing an increase of $4,470,000, or 81%, compared to $5,494,000, for the year ended December 31, 2020. The increase was primarily due to:

a.	The consolidation of Jeffs’ Brands and Eventer.

b.	Increase in share - based compensation expenses due to 2021 granting.

Net change in fair value of financial assets at fair value through profit or loss

During 2021 we recognized income of $713,000 from net change in the fair value of financial assets derived from income related to Gix Media shares and conversion right, $516,000 from Polyrizon option offset by expenses from Save Foods, Inc. - warrants and shares, and from Automax shares.

Share of net loss of accounted for using the equity method

As described above the investment in Gix, Automax (until March 9, 2021), Polyrizon, Revoltz and ScoutCam (starting March 29, 2021) are accounted for using the equity method. Share of net loss of accounted for using the equity method the Company recognized at 2021 was $2,149 thousand.

Amortization of excess purchase price of an associate

In 2021 upon acquisition Fuel Doctor shares the difference between the cost of the investment and Medigus’ share of the net fair value of Fuel Doctor equity’ amounted to $263,000 and was recognized as an amortization of excess purchase price of an associate.

In 2020 upon acquisition Matomy’s shares the difference between the cost of the investment and Medigus’ share of the net fair value of Matomy’s equity’ amounted to $546,000 and was recognized as an amortization of excess purchase price of an associate.

Operating loss

We incurred an operating loss of $9,895,000 for the year ended December 31, 2021, representing an increase of $2,511,000, or 34%, compared to operating loss of $7,384,000 for the year ended December 31, 2020. The increase in operating loss was mainly due to increase in operating expenses as mentioned above and due to increase in share of net loss associated for using the equity method of $1,979,000.

Change in Fair Value of Warrants Issued to Investors

Profit from change in the fair value of warrants issued to investors for the year ended December 31, 2021, was $484,000, representing an increase of $146,000, compared to profit of $338,000 for the year ended December 31, 2020.

Warrants issued to investors classified as either liabilities or as part of the shareholders’ equity based on the accounting guidance established in connection with the rights attached to the warrants. The warrants that were classified as liabilities due to a cashless exercise mechanism are subject to adjustment to fair value each statement of financial position cut-off date. This adjustment is presented separately within the consolidated statement of loss and other comprehensive loss.

Gain upon loss of control in a subsidiary

On March 29, 2021, ScoutCam consummated a private placement of USD 20 million. As the Company did not participate in the March 2021 funding, its interest in ScoutCam Inc. reduced to 28.06%, which resulted in loss of control in ScoutCam as of April 2021. Accordingly, ScoutCam was deconsolidated as of such date and accounted for as an equity investment, and the fair value of ScoutCam’s shares held by the Company as of such date were amounted according to the purchase price. As a result of deconsolidation of ScoutCam and initial recognition of the investment in ScoutCam using the equity method, the Company recorded a gain upon loss of control in a subsidiary of USD 11,465,000 in its statement of income.

Gain from sale of an investment

On January 19, 2021, and March 9, 2021, the Company sold 2,300,000 and 11,000,000 shares of Matomy, respectively. Subsequently, following such sales and the merger of Matomy with Automax, which is now traded on TASE (AMX.TA), the Company’s aggregate holdings in Automax decreased to 4.73% of its issued and outstanding share capital, therefore since March 9,2021 the investment was treated as fair value through profit and loss. The total gained recognized through profit and loss related to these sales sum to USD 2,025 thousand.

Financial expenses (income) in respect of deposits, bank commissions and exchange differences, net

Finance expenses, net for the year ended December 31, 2021, was $347,000, representing a decrease of $552,000, compared to finance income of $205,000 for the year ended December 31, 2020, primarily due to interest of loans and liability to third parties in Jeffs’ and Eventer.

Profit (Loss) for the year

We incurred net Profit of $4,046,000 for the year ended December 31, 2021, representing an increase of $10,896,000, or 159%, compared to loss of $6,850,000 for the year ended December 31, 2020. The increase was primarily due to increase of $11,465,000 in Gain upon loss of control in a subsidiary, increase of $2,025,000 in Gain from sale of an investment and, an increase of $494,000 in other income, offset with increase of $2,511,000 in operating loss and increase of $552,000 in financial expenses net.

Year ended December 31, 2020 compared to year ended December 31, 2019

The discussion and analysis regarding the results of operations from the fiscal years ended December 31, 2020, and December 31, 2019, is contained in our annual report on Form 20-F, filed with the SEC, on May 14, 2021.

Effective Corporate Tax Rate

Our effective consolidated tax rate for the years ended December 31, 2021 and 2020 was almost zero percent (0%), primarily due to the fact that the Company did not record a tax asset, Eventer did not record a deferred tax asset in connection with the losses incurred in Israel, since it is not probable that we will be able to utilize such losses in the foreseeable future against taxable income. Jeffs’ Brands recorded deferred tax in connection with its losses and on cumulative net basis recorded a tax liability. Jeffs’ Brands also did not record a deferred tax asset in connection with the losses incurred since it is not probable that we will be able to utilize such losses in the foreseeable future against taxable income, but recorded a tax liability on a net basis.

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

B. Liquidity and Capital Resources

Liquidity

During the year ended December 31, 2021, we incurred a total comprehensive income of approximately $4.2 million and a negative cash flow used in operating activities of approximately $5.2 million. As of December 31, 2021, we incurred accumulated deficit of approximately $74.2 million.

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

Cash Flows

Net cash used in operating activities for the year ended December 31, 2021, was $5,067,000, compared to $6,263,000 for the year ended December 31, 2020. For the year ended December 31, 2021, the Company had net cash used in investing activities of $12,446,000 compared to net cash used in investing activities of $1,601,000 for the year ended December 31, 2020. For the year ended December 31, 2021, the Company had net cash generated from financing activities of $19,150,000 compared to $22,946,000 for the year ended December 31, 2020.

The change in our liquidity for the year ended December 31, 2021, resulted from several factors, including but not limited to:

●	Net cash used in operating activities consists primarily of an increase in Gain arising from deconsolidation of a subsidiary upon loss of control of $11,465,000, Gain from sale of investments of $2,026,000, offset by profit before taxes on income of $4,151,000, $2,149,000 Share of net loss of associates accounted for using the equity method, $2,362,000 Stock-based compensation in connection with options granted to employees and service providers.

●	Net cash used in investing activities is consist mainly of $3,252,000 upon deconsolidation of ScoutCam, $4,703,000 purchases of investments accounted as associates or measured through profit and loss, $1,236,000 loan to Gix, $5,003,000 purchase of intangible assets offset by $ 1,883,000 sale of securities of an associate.

●	Net generated from financing activities consists mainly of $17,336,000 Proceeds from issuance of shares and warrants by the Company, $1,388,000 Proceeds from issuance of shares and warrants by subsidiaries, $1,921,000 receipt of loans offset by $1,336,000 repayment of loans.

C. Research and Development, Patents and Licenses, etc.

Our research and development efforts are focused on continuous improvement of our products. We conduct all of our research activities in Israel.

As of December 31, 2021, our research and development team consisted of 3 employees and subcontractors for the development of our products in Eventer and Charging Robotics as needed. We have assembled an experienced team with recognized expertise in mechanical and electrical engineering, software, control algorithms and systems integration.

The table below set forth our research and development expenses for the periods presented:

	Year Ended December 31,
	2021	2020
	(U.S. Dollars, in thousands)
Research and development expenses	$1,045	$997

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

During 2020, a significant portion of our revenues was generated from the sale of our micro ScoutCam™ portfolio products, development services and the remainder from the sale of the MUSE™ system. The level of our future revenues is hard to predict as it depends on many factors, which most of them are outside of our control. For instance, future revenues from the sale of our products may be adversely affected by current general economic conditions and the resulting tightening of credit markets, which may cause purchasing decisions to be delayed, our customers may have difficulty securing adequate funding to buy our products or, in an extraordinary event, may cause our customers to experience difficulties in complying with their engagements with us. In addition, revenue growth depends on the acceptance of our technology in the market.

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

To date, a significant portion of our revenues was generated from the revenues of our subsidiaries, Jeffs’ Brands and Eventer.

During 2021 the e-commerce industry experienced disruptions relating to the COVID-19 pandemic, which resulted in delivery delays and increases in shipping costs. Adverse fluctuations in shipping costs, limitations on shipping and receiving capacity, and other disruptions in the transportation and shipping infrastructure at important shipping and delivery points for Jeffs’ Brands products, could materially adversely affect Jeffs’ Brands business, financial condition and results of operations.

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

E. Critical Accounting Estimates

Application of critical accounting policies and estimates

Our significant accounting policies and their effect on our financial condition and results of operations are more fully described in our audited consolidated financial statements included elsewhere in this Annual Report. We have prepared our financial statements in conformity with International Financial Reporting Standards or IFRS, which requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. These estimates are prepared using our best judgment, after considering past and current events and various other assumptions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third parties. Actual results may differ from these estimates. We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because it included matters that were highly uncertain at the time, we were making our estimate or the assumption is material due to the levels of subjectivity and judgment involved, and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

Warrants/options assets

Warrants/options assets, which measured as fair value through profit and loss, are subsequently measured using the Black-Scholes option-pricing model as follow:

The Black-Scholes option-pricing model requires us to make a number of assumptions, including the value of ordinary shares, expected volatility, expected term, risk-free interest rate and expected dividends.

Expected volatility of private company warrants was calculated based on the implied volatilities from market comparisons of certain publicly traded companies and other factors. Expected volatility for traded company warrants was calculated based upon their share prices. Share price as of the cut-off date for private company’s relies on the last finance round.

The risk-free interest rate was based on the U.S. treasury bonds yield with an equivalent term or Israel treasury bonds yield. There is no foreseeable plans to pay dividends. Future expense amounts for any period could be affected by changes in our assumptions and market conditions. In case there is alternative option the future value could be affected by management of the company which issue those options/warrants probability for occurrence of each case (non-IPO/IPO). In connection with Polyrizon warrants an increase/decrease of the probability for the occurrence of IPO would have increase/decrease in the fair value of the Polyrizon warrants by $93 thousands.

Gix Anti-dilution rights

Anti-dilution rights are measured as fair value through profit and loss, are subsequently measured using the Black-Scholes option-pricing model as follow:

The Black-Scholes option-pricing model requires us to make a number of assumptions, including the value of ordinary shares, expected volatility, expected term, risk-free interest rate and expected dividends.

Expected volatility was calculated based upon GIX share price.

There is no foreseeable plans to pay dividends.

The risk-free interest rate was based on the Israel treasury bonds yield.

The value could be affected by management of the company which issue those Anti-dilution rights probability to occur. An increase/decrease of the probability for the occurrence of qualifying event by 10% would have increase/decrease in the fair value of Anti-dilution by $188 thousands.

Business Combinations

The results of an acquired business in a business combination are included in the Company’s consolidated financial statements from the date of acquisition according to IFRS 3R, “Business Combinations.” The Company allocates the purchase price, which is the sum of the consideration provided and may consist of cash, equity or a combination of the two, to the identifiable assets and liabilities of the acquired business at their fair values as of the acquisition date. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill. The non-controlling interest are measured upon the date of the business combination in the amount of their share at the fair value of assets, liabilities and contingent liabilities of the acquired acquisition other than their share in goodwill.

The estimated fair values and useful lives of identifiable intangible assets are based on many factors, including estimates and assumptions of future operating performance and cash flows of the acquired business, the nature of the business acquired and the specific characteristics of the identified intangible assets. The estimates and assumptions used to determine the fair values and useful lives of identified intangible assets could change due to numerous factors, including market conditions, technological developments, economic conditions and competition.

Contingent consideration incurred in a business combination is included as part of the acquisition price and recorded at a probability weighted assessment of the fair value as of the acquisition date. The fair value of the contingent consideration is re-measured at each reporting period, with any adjustments in fair value recognized in earnings under general and administrative expenses.

Acquisition related costs incurred by the Company are not included as a component of consideration transferred but are accounted for as an expense in the period in which the costs are incurred.

Share-Based Compensation

We account for share-based compensation in accordance with IFRS 2, “Share-based Payment.” Share based awards are mainly granted to employees, service providers and members of our board of directors and measured at fair value at each grant date. We calculate the fair value of share-based compensation options, on the date of grant using the Black-Scholes option-pricing model and the expense is recognized over the requisite service period using the accelerated basis method.

We recognize forfeitures as they occur.

The requisite service period for share-based compensation options is generally 3 years and vesting equally on quarterly basis.

The Black-Scholes option-pricing model requires us to make a number of assumptions, including the value of our ordinary shares, expected volatility, expected term, risk-free interest rate and expected dividends.

We evaluate the assumptions used to value share-based compensation options upon grant date.

Expected volatility for share-based compensation options was calculated based upon the Company’s share prices.

The risk-free interest rate was based on the U.S. treasury bonds yield with an equivalent term. We have not paid dividends and have no foreseeable plans to pay dividends.

As it relates to the fair value estimate of equity awards granted by our subsidiaries, the assumptions with respect to the underlying share price are primarily based on recent financing rounds, and the assumptions with respect to volatility of the share price is based on comparable companies. In cases equity awards granted by our subsidiaries have contractual terms that dependents on the successful completion of an IPO, our fair value estimate with respect to these awards includes assumption with respect to the probability of occurrence of an IPO event.

Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Recent Accounting Pronouncements

Please see Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report for information regarding recent accounting pronouncements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table lists the names and ages of our directors and senior management as of April 14, 2022:

Name	Age	Position(s)
Liron Carmel	38	Chief Executive Officer
Eliyahu Yoresh(1)(3)(4)	52	Chairman of the Board of Directors
Ronen Rosenbloom(1)(2)(4)	50	Director
Eli Cohen(1)(2)(3)(4)	53	Director
Kineret Tzedef(2)(4)	42	Director
Tali Dinar	50	Chief Financial Officer

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the investment committee.

(4)	Indicates independent director under Nasdaq Stock Market rules.

Liron Carmel has been serving as our Chief Executive Officer since April 2019. Mr. Carmel has vast experience in business and leadership across multiple industries, including bio pharma, internet technology, oil & gas exploration & production, real estate and financial services. In addition he serves as chairman of the Israel Tennis Table Association. Mr. Carmel also currently serves as a member of the board of directors of several of our subsidiaries including Gix (TASE: GIX), beginning June 2021, Elbit Imagining Ltd., beginning August 2021, Polyrizon Ltd., beginning July 2020, Jeffs’ Brands Ltd. beginning January 2021 and as the chairman of the board of directors of Eventer Technologies Ltd. beginning October 2020.

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

Tali Dinar has been serving as our Chief Financial Officer since June 8, 2021. Ms. Dinar also serves as Chief Financial Officer of Novomic Ltd., a private company since 2019. Ms. Dinar also currently serves as a member of the board of directors of Jeffs’ Brands, beginning September 30, 2021, and Parazero Ltd. beginning February 13, 2022. She has also served as a member of the board of directors of Micronet Ltd. (TASE: MCRNT) since 2016 Between 2019 and 2020, Ms. Dinar served as the Chief Financial Officer of TechCare Corp. (currently Citrine Global Corp.) (OTCQB: CTGL). Between 2009 and 2019, Ms. Dinar worked at the MICT group and served in various positions, including as Chief Financial Officer of MICT Inc. (Nasdaq: MICT) and as Chief Financial Officer of MICT Telematics Ltd. From 2002 until 2006, Ms. Dinar served as the chief controller of I.T.L. Optronics Ltd. From 1997 until 2000, Ms. Dinar worked in the audit department of Ernst & Young Global. Ms. Dinar is a certified public accountant in Israel and holds a B.A. degree in Accounting and Business Management from The College of Management, Israel.

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

The table below reflects the compensation granted to our six most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2021.

Name and Position	Salary	Bonus	Equity-Based Compensation	Total
	U.S. Dollars in thousands
Liron Carmel Chief Executive Officer	201	68	247	516
Eliyahu Yoresh Chairman of the Board of Directors(3)	143	51	235	429
Eli Cohen Director	35	-	81	116
Ronen Rosenbloom Director	35	-	81	116
Kineret Tzedef Director	34	-	77	111
Tali Dinar(1)(4) Chief Financial Officer	77	-	65	142

(1)	Salary includes gross salary plus payment of social benefits made by us on behalf of such office holder. Such benefits may include, to the extent applicable to the office holder, payments, contributions and/or allocations for savings funds (such as managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(2)	Represents the equity-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2021, based on the option’s fair value, calculated in accordance with accounting guidance for equity-based compensation.

(3)	Mr. Yoresh has been serving as a member of our board of directors since September 2018 and as our Chairman of the board of directors since February 2020.

(4)	Ms. Dinar’s employment with the Company commenced on June 8, 2021.

The aggregate compensation paid by us to our office holders, as defined in the Companies Law, for the year ended December 31, 2021 was approximately $1.4 million, which includes six persons. This amount includes, when applicable, set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, car expenses and value of the ordinary shares underlying the options representing accounting expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

Compensation of Directors

Under the Companies Law and the rules and regulations promulgated thereunder, our directors are entitled to fixed annual compensation, up to the limits set forth in the compensation policy. We currently pay Mr. Ronen Rosenbloom, Ms. Kineret Tzedef and Mr. Eli Cohen an annual fee of NIS 396,000.

Each of our non-executive directors were also granted options to purchase 2,000,000 Ordinary shares under the Plan (as defined herein). Such options were granted on June 29, 2021. The options shall vest over a period of three (3) years commencing on April 1, 2021, with 1/12 of such options vesting at the end of each subsequent three-month period following the grant, (ii) the term of the options will be of six (6) years from the grant date, unless they have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company, (iii) unless previously exercised or cancelled, the options may be exercised until 180 days from the termination of the tenure of a director, (iv) the exercise price per share of the options will be equal to the average share price of the 30 days prior to the date of grant, (v) the options grant will be in accordance and pursuant to Section 102 of the Income Tax Ordinance [New Version] (“Tax Ordinance”), if applicable, and (vi) the options will be accelerated upon the closing of a material transaction, resulting in change of control of the Company.

On April 27, 2021 and on May 4, 2021, our compensation committee and board of directors approved new compensation terms for Mr. Eliyahu Yoresh in connection with his services as an active chairman of the board of directors. For his services, Mr. Yoresh is entitled to receive a monthly payment of NIS45,000 plus VAT, which constitutes the sole and complete compensation. In addition, Mr. Yoresh is entitled to an annual, target based bonus and an additional overachievement bonus of up to 6 monthly salaries, each. The weight afforded to each target and overachievement component, is to be decided by our board of directors and compensation committee in accordance with the following weights: (a) 35% Company performance measures of strategic goals and related objectives; (b) 25% Company performance measures of material transaction or material profitability/revenues; (c) 20% Company performance measures of revenues and/or loss reduction; and (d) 20% Company performance measures of achieving commercialization of Company’s technology. The aforementioned compensation terms are consistent with our current compensation policy.

Following the approval of the annual general meeting of our shareholders held on August 30, 2021, Mr. Yoresh was granted with a one-time grant of options to purchase 6,000,000 Ordinary Shares in accordance with the terms of the Plan. The options shall vest over a period of three (3) years commencing on April 1,2021, with 1/12 of such options vesting at the end of each subsequent three-month period following the grant, (ii) the term of the options will be of six (6) years from the grant date, unless they have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company, (iii) unless previously exercised or cancelled, the options may be exercised until 180 days from the termination of Mr. Yoresh’ tenure as a chairman, (iv) the exercise price per share of the options will be equal to the average share price of the 30 days prior to the date of grant, (v) the options grant will be in accordance and pursuant to Section 102 of the Tax Ordinance, if applicable, and (vi) the options will be accelerated upon the closing of a material transaction, resulting in change of control of the Company.

Equity Based Compensation of our Executive Officers and Directors

As of April 14, 2022, options to purchase 24,250,000 of our Ordinary Shares were outstanding and held by current executive officers and directors (consisting of 6 persons) with an average exercise price of NIS 0.31 per ordinary share, of which, options to purchase 10,291,667 of our ordinary shares are currently exercisable or exercisable within 60 days as of April 14, 2022. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” in this annual report on Form 20-F.

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

Our office holders are generally eligible for bonuses each year. The bonuses are established and granted in accordance with our compensation policy and are generally payable upon meeting objectives and targets that are approved by our compensation committee and board of directors (and if required by our shareholders).

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

Mr. Carmel’s monthly consulting fee is NIS 60,000 plus VAT, effective as of May 2021, as approved by our shareholders at our annual general meeting held on August 30, 2021. In addition, Mr. Carmel is entitled to an annual target based bonus and an additional overachievement bonus of up to 6 monthly salaries each, subject to a performance matrix to be approved by the Company’s compensation committee and board of directors on an annual basis, while up to 30% of such annual bonus may be discretionary and not subject to measurable performance indexes. The annual target bonus may be reduced by our board of directors according to our financial position and Mr. Carmel’s performance, and must be returned by Mr. Carmel if it is later shown to be granted in error which shall be restated in our financial statements.

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

At the annual general meeting of our shareholders held on August 30, 2021, Mr. Carmel was granted with additional grant of options to purchase 6,000,000 Ordinary Shares. The options shall vest over a period of three (3) years commencing on April 1, 2021, with 1/12 of such options vesting at the end of each subsequent three-month period following the grant, (ii) the term of the options will be of six (6) years from the grant date, unless they have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company, (iii) unless previously exercised or cancelled, the options may be exercised until 180 days following the termination of the engagement, (iv) the exercise price per share of the options will be equal to the average share price of the 30 days prior to the date of grant, (v) the options grant will be in accordance and pursuant to Section 102 of the Tax Ordinance, if applicable, and (vi) the options will be accelerated upon the closing of a material transaction, resulting in change of control of the Company.

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

Compensation policy

Under the Companies Law, companies incorporated under the laws of the State of Israel, whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as us, are required to adopt a policy governing the compensation of “office holders” (as defined in the Companies Law). Following the recommendation of our compensation committee and approval by our board of directors, our shareholders approved a new compensation policy for directors and officers on August 30, 2021. Our compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either:

●	such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such compensation policy; or

●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy and who vote against the policy, does not exceed 2% of the company’s aggregate voting rights.

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

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, experience, expertise and accomplishments of the relevant office holder;

●	the office holder’s position and responsibilities; and

●	prior compensation agreements with the office holder;

●	the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the work relationships in the company;

●	the terms of employment include variable components — the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

●	if the terms of employment include severance compensation — the term of employment or office of the office holder, the terms of the office holder’s compensation during such period, the company’s performance during such period, the office holder’s individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include the following principles:

●	with regards to variable components;

●	with the exception of office holders who report to the chief executive officer, a means of determining the variable components on the basis of long-term performance and measurable criteria; provided that the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, or if such amount is not higher than three months’ salary per annum, taking into account such office holder’s contribution to the company;

●	the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant;

●	a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of the office holder’s terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

●	the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

●	a limit to retirement grants.

Our compensation policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of our executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods and performance based vesting for equity-based compensation.

Our compensation policy also addresses our executive officers’ individual characteristics (such as their respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than our Chief Executive Officer will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our Chief Executive Officer and subject to minimum thresholds. The annual cash bonus that may be granted to executive officers other than our Chief Executive Officer may alternatively be based entirely on a discretionary evaluation. Furthermore, our Chief Executive Officer will be entitled to approve performance objectives for executive officers who report to him.

The measurable performance objectives of our Chief Executive Officer will be determined annually by our compensation committee and board of directors. A non-material portion of the Chief Executive Officer’s annual cash bonus, as provided in our compensation policy, may be based on a discretionary evaluation of the Chief Executive Officer’s overall performance by the compensation committee and the board of directors.

The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and restricted share units, in accordance with our equity incentive plan then in place. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy contains compensation recovery provisions which allow us under certain conditions to recover bonuses paid in excess, enable our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer who reports directly him (provided that the changes of the terms of employment are in accordance with our compensation policy) and allow us to exculpate, indemnify and insure our executive officers and directors to the maximum extent permitted by Israeli law subject to certain limitations set forth therein.

Our compensation policy also provides for compensation to the members of our board of directors either (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time, or (ii) in accordance with the amounts determined in our compensation policy.

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

D. Employees

Number of Employees

As of December 31, 2021, we employed 26 employees, including those employed by our subsidiaries Jeffs’ Brands, Charging Robotics and Eventer, which include our chief executive officer that is engaged by the Company as a consultant.

As of December 31, 2020, we employed 39 employees in Israel including those employed by our indirect subsidiaries ScoutCam Ltd. and Eventer.

As of December 31, 2019, we had 20 full-time employees, none of which were located in the United States and the rest were located in Israel.

Distribution of Employees

The following is the distribution of our employees (including those employed by our indirect subsidiary ScoutCam Ltd.in 2020 and 2019), Eventer’s employees in 2021 and 2020 including Jeffs’ Brands and Charging Robotics employees in 2021 by areas of engagement and geographic location:

	As of December 31,
	2021	2020	2019
Numbers of employees by category of activity
Management and administrative	20	21	4
Research and development	3	9	4
Operations	-	-	6
Sales and marketing	3	1	1
Production	-	8	5
Total workforce	26	39	20

Numbers of employees by geographic location
Israel	26	39	20
United States	-	-	-
Total workforce	23	39	20

Numbers of employees by employer
Medigus Ltd.	6	3	3
Eventer	15	9
Jeff Brands	4
ScoutCam Ltd.	-	27	17
Charging Robotics	1	-	-
	26	39	20

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

 The Plan provides for the grant to residents of Israel of options that qualify under the provisions of Section 102 Tax Ordinance, as well as for the grant of options that do not qualify under such provisions. The 2013 Plan was submitted to the ITA, as required by applicable law. The Plan also provides for the grant of options to U.S. resident employees that are “qualified”, i.e., incentive stock options, under the U.S. Internal Revenue Code of 1986, as amended, or the Code, and options that are not qualified. In addition to the grant of awards under the relevant tax regimes of the United States and Israel, the Plan allows for the grant of awards to grantees in other jurisdictions, with respect to which our board of directors is empowered to make the requisite adjustments in the plan.

Options granted under the Plan which are currently outstanding generally may not expire later than six years from the date of grant, unless otherwise specified. Unvested awards that are cancelled and/or forfeited go back into the plan.

See Item 6.B. “Compensation” for a description of awards granted under the Incentive Plan to our directors and officers in 2021.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 14, 2022 (unless otherwise noted below), the beneficial ownership of our ordinary shares by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our voting securities;

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of April 14, 2022, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 477,002,560 ordinary shares outstanding as of April 14, 2022.

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

As of April 14, 2022, there was one shareholder of record of our ordinary shares. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as the shares of all shareholders for a publicly traded company such as our ordinary shares underlying our ADSs are recorded in the name of our transfer agent, Computershare Trust Company, N.A.

Unless otherwise noted below, each beneficial owner’s address is Medigus Ltd., 3 HaNechoshet Street, building B, Tel Aviv, Israel, 6971068.

Our principal shareholders do not have different or special voting rights.

Holders of more than 5% of our voting securities	Number of Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned(2)
Directors and executive officers(1)
Kineret Tzedef(3)	1,104,167	*
Liron Carmel(4)	2,967,500	*
Ronen Rosenbloom(5)	1,416,667	*
Eliyahu Yoresh(6)	2,916,600	*
Eli Cohen(7)	1,416,667	*
Tali Dinar(8)	666,667	*

All directors and executive officers as a group (six persons)(1)	10,488,267	2.19%

*	less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

(2)	The percentages shown are based on 477,002,560 Ordinary Shares issued and outstanding as of April 14, 2022.

(3)	Includes options to purchase (i) 437,500 Ordinary Shares at an exercise price of NIS 0.448 per share, and (ii) 666,667 Ordinary Shares at an exercise price of NIS 0.29 per share that are exercisable within 60 days of April 14, 2022. In addition, Ms. Tzedef holds (i) options to purchase 312,500 Ordinary Shares that are not exercisable within 60 days of April 14, 2022, which have expiration date of July 8, 2026 and an exercise price of NIS 0.448, and (ii) options to purchase 1,333,333 Ordinary Shares that are not exercisable within 60 days of April 14, 2022, which have expiration date June 29, 2027 and an exercise price of NIS 0.29.

(4)	Includes 30,000 Ordinary Shares and options to purchase (i) 937,500 Ordinary Shares at an exercise price of NIS 0.59 per share that are exercisable within 60 days of April 14, 2022, and (ii) options to purchase 2,000,000 Ordinary Shares at an exercise price of NIS 0.29 per share that are exercisable within 60 days of April 14, 2022. In addition, Mr. Carmel holds options to purchase (i) 312,500 Ordinary Shares that are not exercisable within 60 days of April 14, 2022, which have an expiration date of July 25, 2025 and an exercise price of NIS 0.59, and (ii) options to purchase 4,000,000 Ordinary Shares that are not exercisable within 60 days of April 14, 2022, which have expiration date of June 29, 2027 and an exercise price of NIS 0.29.

(5)	Includes options to purchase (i) 750,000 Ordinary Shares at an exercise price of NIS 0.59 per share that are exercisable within 60 days of April 14, 2022, which have an expiration date of January 9, 2025 and (ii) 666,667 Ordinary Shares at an exercise price of NIS 0.29 per share that are exercisable within 60 days of April 14, 2022., In addition, Mr. Rosenbloom holds options to purchase 1,333,333 Ordinary Shares that are not exercisable within 60 days of April 14, 2022, which have an expiration date of June 29, 2027 and an exercise price of NIS 0.29.

(6)	Includes 166,600 Ordinary Shares and options to purchase 750,000 Ordinary Shares at an exercise price of NIS 0.59 per share that are exercisable within 60 days of April 14, 2022, which have an expiration date of January 9, 2025, and (ii) 2,000,000 Ordinary Shares at an exercise price of NIS 0.29 per share that are exercisable within 60 days of April 14, 2022. In addition, Mr. Yoresh holds options to purchase 4,000,000 Ordinary Shares that are not exercisable within 60 days of April 14, 2022, which have an expiration date of June 29, 2027 and an exercise price of NIS 0.29.

(7)

Includes options to purchase 750,000 Ordinary Shares at an exercise price of NIS 0.59 per share that are exercisable within 60 days of April 14, 2022. which have an expiration date of January 9, 2025, and (ii) 666,667 Ordinary Shares at an exercise price of NIS 0.29 per share that are exercisable within 60 days of April 14, 2022., In addition, Mr. Cohen holds options to purchase 1,333,333 Ordinary Shares that are not exercisable within 60 days of April 14, 2022, which have an expiration date of June 29, 2027 and an exercise price of NIS 0.29.

(8)	Includes options to purchase 666,667 Ordinary Shares at an exercise price of NIS 0.29 per share that are exercisable within 60 days of April 14, 2022. In addition, Ms. Dinar holds options to purchase 1,333,333 Ordinary Shares that are not exercisable within 60 days of April 14, 2022, which have an expiration date of June 29, 2027, and an exercise price of NIS 0.29.

Significant Changes in Percentage Ownership by Major Shareholders

Over the course of 2021 and as of April 14, 2022, there were no changes in the percentage ownership of our major shareholders.

Over the course of 2020, there were no increases in the percentage ownership of our major shareholders. On the other hand, there were decreases in the percentage ownership of our former significant shareholders; (i) Citadel Securities LLC from 0.01% to 0.01%; (ii) Empery Asset Master Ltd. from 9.99% to 0.99%; and (iii) Sabby Volatility Warrant Master Fund, Ltd. from 6.78% to 0.34%, which percentages are based exclusively on the relevant section 13 reports filed with the SEC by the foregoing shareholders.

Over the course of 2020, there were no increases in the percentage ownership of our major shareholders. On the other hand, there were decreases in the percentage ownership of our former significant shareholders: (i) L.I.A. Pure Capital Ltd., from 6.02% to 3.68%; (ii) Sabby Management, LLC, from 6.78% to 0.34%; (iii) Hal Mintz, from 6.78% to 0.34%; (iv) Ryan M. Lane from 9.99% to 0.99%; and (v) Martin D. Hoe from 9.99% to 0.99%.

Over the course of 2020, there were decreases in the percentage of ownership held by Gix Internet Ltd. (formerly known as Algomizer Ltd.) from more than 5% to below 5%.

Over the course of 2019, there were no increases in the percentage ownership of our major shareholders. On the other hand, there were decreases in the percentage ownership of our former significant shareholders (i) Sabby Volatility Warrant Master Fund, Ltd. from 6.83% to 6.78%; (ii) Sabby Management, LLC, from 6.83% to 6.78%; and (iii) Hal Mintz, from 6.83% to 6.78%.

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

Our current compensation policy determines, among others, that we may provide our directors and officers, including those serving in any of our subsidiaries from time or time and those who are controlling shareholders, with liability insurance policies provided that the engagement is in the ordinary course of business, in market terms and is not expected to materially influence our profits, properties and undertakings. The coverage limit is of up to the greater of $50 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval of the insurance policy by our compensation committee.

On March 21, 2022, our compensation committee approved a new directors’ and officers’ liability insurance policy. The new directors’ and officers’ liability insurance policy provides total coverage of $7 million for the benefit of all of our directors and officers, in respect of which we are charged a twelve-month premium of $452 thousands, and which includes a deductible of half a million per claim, other than securities related claims filed in the United States or Canada, for which the deductible will not exceed $2.5 million.

Agreements with our Subsidiaries

We entered into an Intercompany Services Agreement, or the Intercompany Agreement, with ScoutCam Ltd., as of May 30, 2019, for provision of services by Medigus to ScoutCam Ltd. On April 19, 2020, the Intercompany Agreement was amended such that ScoutCam Ltd. shall provide us with services, including usage of ScoutCam Ltd. office space in consideration for a fee determined based on the actual usage by Medigus. On March 22, 2022, ScoutCam Ltd. provided us prior written notice to of termination of the Intercompany Agreement effective May 21, 2022.

On December 1, 2019, we and ScoutCam Ltd. consummated an A&R Transfer Agreement. Under the A&R Transfer Agreement, we transferred two patent families in exchange for, among other things, a license in connection with the marketing and sale of the Medigus Ultrasonic Surgical Endostapler. In addition, we granted to ScoutCam Ltd. a license to access, use, improve, develop, market and sell licensed intellectual property, including the right to any future versions, enhancements, improvements and derivative works of such licensed intellectual property in connection with the development and commercialization of the ScoutCam Ltd. miniature video technology. On July 27, 2020, we amended the A&R Transfer Agreement and assigned 3 additional patent families to ScoutCam Ltd. subject to the IIA approval which was granted on August 30, 2020.

On October 14, 2020, we signed a share purchase agreement and a revolving loan agreement with Eventer (the “Revolving Loan Agreement”). As part of the share purchase agreement and the revolving loan agreement, we invested $750,000, and following the completion thereof we held 58.7% of Eventer’s issued and outstanding share capital.

On April 8, 2021, Eventer consummated a share purchase agreement for an aggregate amount of $2.25 million out of which we invested $300,000. As a result, we currently hold approximately 47.69% of Eventer’s share capital.

In November, 2021 we agreed with Eventer that the repayment of the initial advance under the Revolving Loan Agreement will occur on the earlier of (i) six months following the maturity date of the initial advance; or (ii) immediately following an initial public offering of Eventer.

On April 12, 2022, we mended the Revolving Loan Agreement, such that the repayment of the initial advance will occur at the earlier of (i) twelve months following the Maturity Date of the Initial Advance; or (ii) immediately following an initial public offering of Eventer.

On April 19, 2020, we entered into an Asset Transfer Agreement, effective January 20, 2020, with our majority owned subsidiary GERD IP. Pursuant to the Asset Transfer Agreement, we transferred certain of our patents in consideration for seven capital notes issued to us by GERD IP, of $2,000,000 each.

On February 2, 2021, we entered into two loans and pledges agreements with Jeffs’ Brands and its other stockholder, to finance Smart Repair Pro’s additional purchases of three new brands on the Amazon online marketplace. Pursuant to the forgoing agreements, the Company extended a USD 4 million loans, with an annual interest of 4%, to be repaid on the fifth anniversary of the effective date.

On May 20, 2021, we entered into a sublease agreement with Jeffs’ Brands pursuant to which we sublease office space of approximately 97 square meters to Jeffs’ Brands.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION4

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Export Sales

The following table presents total export sales for each of the fiscal years indicated ($, in thousands):

	For the year ended December 31,
	2021	2020	2019
Total export sales*	8,935	481	242
as a percentage of total revenues	85%	82%	89%

*	Export sales, as presented, are defined as sales to customers located outside of Israel.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares were traded on the TASE under the symbol “MDGS” from February 2006 to January 25, 2021 when we delisted our ordinary shares from TASE. In August 2015, our ADSs commenced trading on Nasdaq under the symbol “MDGS.” Each ADS currently represents 20 Ordinary Shares.

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

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report on Form 20-F:

●

Share Purchase Agreement by and between Medigus Ltd. and Jeffs’ Brands Ltd., dated June 14, 2021, filed as Exhibit 4.7 to this annual report on Form 20-F, and incorporated herein by reference. See Item 4.B “Business Overview” for more information about this document.

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

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax on their taxable income at the rate of 23% of a company’s taxable income. However, the effective tax rate payable by a company that derives income from a Benefited Enterprise, a Preferred Enterprise, a Special Preferred Enterprise, a Preferred Technological Enterprise or a Special Preferred Technology Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli resident company are generally subject to tax at the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel which was incorporated in Israel, which has 90% or more of its income in the tax year, other than income from certain government loans, derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition under section 3A of Tax Ordinance (New Version) 1961 (the “Tax Ordinance”). An “Industrial Enterprise” is defined as an enterprise whose principal activity in any given tax year is industrial activity.

The following corporate tax benefits, among others, are available to Industrial Companies:

●	Amortization over an eight-year period commencing on the year in which such rights were first exercised, of the cost of purchased patents, rights to use a patent and know-how which are used for the development or advancement of the Industrial Enterprise;

●	Under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies controlled by it; and

●	Under certain conditions, expenses related to a public offering are deductible in equal amounts over a three years period commencing on the year of the offering.

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

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Tax Ordinance. Expenditures not so approved are deductible in equal amounts over three years.

From time to time, we may apply the Israel Innovation Authority (previously known as the Israeli Office of the Chief Scientist) (the “IIA”) for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

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

The tax benefits under the 2011 Amendment also include accelerated depreciation and amortization for tax purposes.

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

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a Preferred Technology Enterprise and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as Preferred Technology Income, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain Benefited Intangible Assets (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the IIA.

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

Taxation of Our Shareholders

Capital Gains

Capital gain tax is imposed on the disposition of capital assets by an Israeli resident, and on the disposition of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Tax Ordinance distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Capital Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate between the date of purchase and the date of disposition. Inflationary Surplus is not subject to tax in Israel if accrued after 1993.

Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, 10% or more of one of the Israeli resident company’s means of control (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds, the right to appoint a director or an executive officer and order someone who holds any of the aforesaid rights how to act, regardless of the source of such right) at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%.

Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2022).

Individuals and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income — 23% for corporations as of 2022 and a marginal tax rate of up to 47% in 2022 for individuals, unless the benefiting provisions of an applicable treaty applies.

Notwithstanding the foregoing, capital gains derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the Tax Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed, (iii) neither the shareholder nor the particular capital gain is otherwise subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985), (iv) if the seller is a corporation, no more than 25% of its means of control are held, directly and indirectly, by an Israeli resident shareholders, and there is no Israeli Resident that is entitled to 25% or more of the revenues or profits of the corporation directly or indirectly. In addition, such exemption would not be available to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

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

Regardless of whether our shareholders (including non-Israeli shareholders) may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, the ITA may require shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority, provide documentation (including, for example, a certificate of residency) or to obtain a specific exemption from the ITA to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

At the sale of securities traded on a stock exchange a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Tax Ordinance and regulations promulgated thereunder the aforementioned return need not be filed and no advance payment must be paid. Capital gain is also reportable on the annual income tax return.

Dividends

We have never paid any cash dividends. A distribution of a dividend by our company from income attributed to a Benefited Enterprise will generally be subject to withholding tax in Israel at a rate of 15% unless a reduced tax rate is provided under an applicable tax treaty and provided that a withholding tax certificate providing for such a reduced rate was obtained from the ITA. A distribution of dividend by our company from income attributed to a Preferred Enterprise (if the company will be entitled to tax benefits of a Preferred Enterprise) will generally be subject to withholding tax in Israel at the following tax rates: Israeli resident individuals — 20%; Israeli resident companies — 0%; Non-Israeli residents — 20% (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, if the dividend is distributed from income attributed to Preferred Enterprise or Preferred Technology Enterprise), or such lower rate as may be provided in an applicable tax treaty, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate.

A distribution of dividends from income, which is not attributed to a Preferred Enterprise or a Benefited Enterprise to an Israeli resident individual, will generally be subject to withholding tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of distribution or at any time during the preceding 12 months period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from withholding tax provided the income from which such dividend is distributed was derived or accrued within Israel and was subject to tax in Israel. An average rate will be set in case the dividend is distributed from mixed types of income (regular and preferred income).

The Tax Ordinance provides that a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12 months period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). Thus, under the U.S.-Israel Double Tax Treaty the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting share capital of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends — the tax rate is 12.5% The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay excess tax (as further explained below)..

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

Excess Tax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 663,240 for 2022, which amount is linked to the annual change in the CPI.

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

This discussion is based on the tax laws of the United States, including the Code, as in effect on the date hereof and on U.S. Treasury regulations as in effect or, in some cases, as proposed, on the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the IRS will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or ADSs or that such a position would not be sustained. This summary does not address any estate or gift tax consequences, the alternative minimum tax, the Foreign Account Tax Compliance Act or any state, local, or non-U.S. tax consequences.

The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

●	banks;

●	certain financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark to market;

●	certain former citizens or residents of the United States;

●	tax-exempt entities;

●	persons holding our ordinary shares or ADSs as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

●	persons that actually (directly or indirectly) or constructively own 10% or more of our total voting power or value;

●	persons that are residents or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

●	persons who acquired our ordinary shares or ADSs pursuant to the exercise of any employee share option or otherwise as compensation; or

●	S-corporation and partnerships, including entities classified as partnerships for U.S. federal income tax purposes.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES OR ADSs.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are the beneficial owner of our ordinary shares or ADSs and you are, for U.S. federal income tax purposes,

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

If an entity or other arrangement treated as a partnership for U.S. federal income tax purposes holds our ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A person that would be a U.S. Holder if it held our ordinary shares or ADSs directly and that is a partner of a partnership holding our ordinary shares or ADSs is urged to consult its own tax advisor.

Ownership of ADSs

For U.S. federal income tax purposes, a holder of ADSs generally will be treated as the owner of the ordinary shares represented by such ADSs. Gain or loss will generally not be recognized on account of exchanges of ordinary shares for ADSs, or of ADSs for ordinary shares. References to ordinary shares in the discussion below are deemed to include ADSs, unless context otherwise requires.

Passive Foreign Investment Company

Based on our anticipated income and the composition of our income and assets, there is a significant risk that we will be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes at least until we start generating a substantial amount of active revenue. However, because PFIC status is a factual determination based on actual results for the entire taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will generally be a PFIC for U.S. federal income tax purposes for any taxable year after applying certain look-through rules with respect to the income and assets of subsidiaries if either:

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

A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ordinary shares, our PFIC status may depend in part on the market price of our ordinary shares, which may fluctuate significantly. In addition, there may be certain ambiguities in applying the PFIC test to us. No rulings from the U.S. Internal Revenue Service, or IRS, however, have been or will be sought with respect to our status as a PFIC. If we are a PFIC for any taxable year during which you hold our ordinary shares, we generally will continue to be treated as a PFIC with respect to your investment in our ordinary shares for all succeeding years during which you hold our ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to our ordinary shares. If such election is made, you will be deemed to have sold our ordinary shares you hold at their fair market value on the last day of the last taxable year in which we were a PFIC, and any gain from such deemed sale would be subject to taxation under the excess distribution regime described below. After the deemed sale election, your ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

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

The amount of any distribution paid in a currency other than U.S. dollars will be equal to the U.S. dollar value of such currency on the date such distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of receipt, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the distribution. A U.S. Holder may have foreign currency gain or loss if the foreign currency is converted into U.S. dollars after the date of receipt, depending on the exchange rate at the time of conversion. Any gains or losses resulting from the conversion of foreign currency into U.S. dollars generally will be treated as ordinary income or loss, as the case may be, and generally will be treated as U.S. source. In addition, proposed Treasury regulations (which taxpayers may rely upon pending publication of final regulations) issued on December 18, 2017, provide that certain taxpayers may elect to ‘mark to market’ gain or loss resulting from exchange rate fluctuations. The proposed regulations are complex, and you should consult your tax advisor regarding the availability of the proposed regulations in your particular circumstances. The amount of any distribution of property other than cash will be equal to the fair market value of such property on the date of distribution.

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

If Israeli withholding taxes apply to any dividends paid to you with respect to our ordinary shares, subject to certain conditions and limitations, such withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. Instead of claiming a credit, you may elect to deduct such taxes in computing taxable income, subject to applicable limitations. If a refund of the tax withheld is available under the applicable laws of Israel or under the Israel-U.S. income tax treaty, or the Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against your U.S. federal income tax liability (and will not be eligible for the deduction against your U.S. federal taxable income). The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor regarding the availability of a foreign tax credit in your particular circumstances, including the effects of the Treaty.

Taxation of Disposition of Ordinary Shares

Subject to the PFIC rules discussed above, upon a sale or other disposition of ordinary shares, you will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized (including the amount of any tax withheld) and your tax basis in such ordinary shares. If the consideration you receive for our ordinary shares is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if our ordinary shares are treated as traded on an “established securities market” and you are either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If you are an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, you will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date. In addition, proposed Treasury regulations (which taxpayers may rely upon pending publication of final regulations) issued on December 18, 2017 provide that certain taxpayers may elect to “mark to market” gain or loss resulting from exchange rate fluctuations. The proposed regulations are complex, and you should consult your tax advisor regarding the availability of the proposed regulations in your particular circumstances.

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

As mentioned above, to the extent that, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, the U.S holder would be permitted to claim a credit for any such taxes incurred against U.S. federal income tax imposed on any gain from such sale, exchange or disposition, under the circumstances and subject to the limitations specified in the Treaty and U.S. domestic law applicable to foreign tax credit.

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

Information with respect to Reporting Requirements

Certain U.S. Holders may be required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation and IRS Form 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, reporting transfers of cash or other property to us and information relating to the U.S. Holder and us. Substantial penalties may be imposed upon a U.S. Holder that fails to comply.

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

Backup Withholding Tax

Generally, information reporting requirements will apply to distributions on our ordinary shares or proceeds on the disposition of our ordinary shares paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations. Furthermore, backup withholding may apply to such amounts if the U.S. Holder fails to (i) provide a correct taxpayer identification number, (ii) report interest and dividends required to be shown on its U.S. federal income tax return, or (iii) make other appropriate certifications in the required manner. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding from a payment may be credited against a U.S. Holder’s U.S. federal income tax liability and such U.S. Holder may obtain a refund of any excess amounts withheld by timely filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT ABOVE IS FOR GENERAL INFORMATIONAL PURPOSES ONLY. INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

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

I. Subsidiary Information

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

Our interest rate risk exposure is in respect to bank deposits, which expose us to risk due to change in fair value interest rates. As of December 31, 2021, these deposits carried relatively low interest rates and under these low interest rates, reasonable changes in interest rates are expected have negligible impact on the fair value of these assets.

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

(b) Management report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on this evaluation, management concluded that our internal control over financial reporting as of December 31, 2021 was effective.

(c) Attestation Report of the Registered Public Accounting Firm

Not applicable.

(d) Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and services

Brightman Almagor Zohar and Co., Certified Public Accountant (Isr.), a firm in the Deloitte Global Network, has served as our principal independent registered public accounting firm for the year ended December 31, 2021 and 2020.

The following table provides information regarding consolidated fees related to Brightman Almagor Zohar and Co., for all services, including audit services, for the year ended December 31, 2021 and for the year ended December 31, 2020,:

	Year Ended December 31, 2021	Year Ended December 31, 2020
	(USD in thousands)
Audit fees(1)	721	236
Audit-Related Fees(2)	369	182
Tax fees(3)	33	6
Total	1,123	424

(1)

Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

For the year ended December 31, 2021, audit fee included are for Medigus, ScoutCam, Eventer, Gix Internet and Jeffs’ Brands.

For the year ended December 31, 2020, audit fee included are for Medigus, ScoutCam and Eventer (for the fourth quarter of 2020).

(2)

Includes mainly offering costs and related services by the principal accountant that are reasonably related to the performance of the audit or review of the registrant’s financial statements.

For the year ended December 31, 2021, audit related fee included for Medigus, Scoutcam, Jeffs’ Brands, and Eventer.

For the year ended December 31, 2020, audit related fee included for Medigus.

(3)	Represents fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

MEDIGUS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Medigus Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Medigus Ltd. and its subsidiaries (the "Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income (loss) and other comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Eventer Revenue – Refer to Note 2n and Note 16 to the financial statements

Critical Audit Matter Description

The Company, through its subsidiary Eventer, generates revenues from commissions paid by producers for onboarding events to its platform. The Company recorded services revenue from commissions of $1,185 thousand, for the year ended December 31, 2021 as well as a liability to event producers of $1,556 thousand as of December 31, 2021. Eventer's performance obligation is to provide services for using the event production platform in exchange for paying a commission from the sale of tickets for events. Eventer recognizes revenue for its commissions and other services at a point of time when the client's event occurs, on a net basis.

Auditing the timing and measurement of the Company's revenue recognition was especially challenging and required significant audit effort in performing audit procedures and in evaluating audit evidence relating to the occurrence of events and the measurement of commissions earned by Eventer. This required extensive audit effort due to the revenue recording process and IT systems involved.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company’s revenue recognition and related liability to event producers included the following, among others:

●	We tested Eventer's reconciliation of services revenue from commissions to cash collected from credit card companies, by recalculation and by agreeing cash collection amounts to their respective bank statements and credit card billing statements.

●	We tested the accuracy of information underlying Eventer's revenue and related liability to event producers, generated from Eventer's platform, by inspecting, on a sample basis, agreements with producers, as well as other documents related to the calculation of commissions.

●	We tested the completeness of information underlying Eventer's revenue and related liability to event producers, generated from Eventer's platform, by tracing, on a sample basis, cash disbursements from Eventer's bank statement to their respective events.

●	We tested the timing of revenue recognition by tracing events, on a sample basis, to on-line publications made by event producers.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

April 29, 2022

We have served as the Company's auditor since 2020.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Medigus Ltd.

Opinion on the Financial Statements

We have audited the consolidated statements of income/loss and other comprehensive income/loss, of changes in equity and of cash flows of Medigus Ltd. and its subsidiaries (the “Company”) for the year ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We did not audit the financial statements of Gix Internet Ltd. (formerly known as Algomizer Ltd.), a 8% equity investment of the Company, which is reflected in the consolidated financial statements of the Company as a loss from equity investment of $216 thousand for the year ended December 31, 2019. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Gix Internet Ltd. (formerly known as Algomizer Ltd.) for the year ended December 31, 2019, is based solely on the report of the other auditors.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1(b) (not presented herein) to the consolidated financial statements, the Company has suffered recurring losses from operations and has cash outflows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1(b) (not presented herein). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel

April 21, 2020

We served as the Company’s auditor from 1999 to 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Gix Internet Ltd. (formerly known as Algomizer Ltd.)

Opinion on the Financial Statements

We have audited the consolidated statements of comprehensive loss, stockholders’ equity and cash flows of Gix Internet Ltd. (formerly known as Algomizer Ltd.) and its subsidiaries (the “Company”) for the period from September 4, 2019 through December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of the Company's operation and its cash flow for the period from September 4, 2019 through December 31, 2019, in conformity International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

April 21, 2020

(Concluded) - 1

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

			December 31,
	Note		2021	2020
			USD in thousands

Assets

CURRENT ASSETS:
Cash and cash equivalents	5		24,025	22,363
Non-current assets held for sale	3	B1	-	547
Trade accounts receivable			408	96
Inventory	7		1,227	243
Loan to an associate	15	b2	1,265	-
Related party prepaid expenses	15	b1	999	-
Financial assets at fair value through profit or loss	4		3,315	-
Other current assets	6		415	796
			31,654	24,045

NON-CURRENT ASSETS:
Contract fulfillment assets	16	b	-	1,130
Property and equipment, net	8		77	345
Right-of-use assets, net			-	104
Investments accounted for using the equity method	3	B1	17,240	1,663
Intangible assets	9		8,321	495
Deferred offering costs	3D, 3E		836	-
Retirement benefit assets, net			-	23
Financial assets at fair value through profit or loss	4		1,602	4,530
			28,076	8,290

TOTAL ASSETS			59,730	32,335

The accompanying notes are an integral part of these consolidated financial statements.

(Concluded) - 2

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
	Note	2021	2020
		USD in thousands
Liabilities and equity

CURRENT LIABILITIES:
Trade accounts payable	11	702	140
Short term loans	3E	816	-
Short term related party loan	3E	111	-
Current portion of long-term related party payable	15b4,3D	506	-
Lease liabilities		-	60
Warrants at fair value	4, 12, 3E	692	1,039
Contract liabilities	17C	108	69
Liability to event producers	16d	1,556	539
Related parties	15b3	616	139
Accrued expenses and other current liabilities	11	1,532	1,528
		6,639	3,514

NON-CURRENT LIABILITIES:
Lease liabilities		-	47
Contract liabilities	17C	-	2,580
Loans from related parties	15b4	689	-
Long-term related party payable	15b4,3D	711
Deferred tax liability	10	236	-
Retirement benefit obligation, net		22	-
		1,658	2,627

TOTAL LIABILITIES		8,297	6,141

EQUITY:	12
Share capital – ordinary shares with no par value: authorized – December 31,2021 and December 31,2020 – 1,000,000,000 shares; issued and outstanding - December 31, 2021 – 477,002,560 shares December 31, 2020 – 316,442,738 shares		-	93,021
Share premium		110,562	-
Other capital reserves		12,619	10,725
Warrants		197	197
Accumulated deficit		(74,188)	(80,982)
Equity attributable to owners of Medigus Ltd.		49,190	22,961
Non-controlling interests	3	2,243	3,233
		51,433	26,194

TOTAL LIABILITIES AND EQUITY		59,730	32,335

The accompanying notes are an integral part of these consolidated financial statements.

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF INCOME/LOSS AND OTHER COMPREHENSIVE INCOME/LOSS

		Year Ended December 31,
	Note	2021	2020	2019
		USD in thousands

Revenues:	16
Products		8,933	491	188
Services		1,185	40	85
		10,118	531	273

Cost of revenues:	14
Products		4,938	988	370
Services		379	46	85
		5,317	1,034	455

Gross profit (loss)		4,801	(503)	(182)
Research and development expenses	14	1,045	997	609
Sales and marketing expenses	14	1,988	471	326
General and administrative expenses	14	9,964	5,494	3,081
Net change in fair value of financial assets at fair value through profit or loss	4	(713)	(797)	(92)
Share of net loss of associates accounted for using the equity method	3	2,149	170	216
Amortization of excess purchase price of associates	3L,3G	263	546	-
Listing expenses	14	-	-	10,098
Operating profit (loss)		(9,895)	(7,384)	(14,420)

Gain upon loss of control in a subsidiary	3C	(11,465)	-	-
Gain from sale of an investment	3G	(2,025)	-	-
Other income	3N	(494)	-	-
Changes in fair value of warrants issued to investors	4	(484)	(338)	(142)
Changes in fair value of commitment to issue shares	3E	75	-	-
Financial (income) loss net		347	(205)	(99)

Profit (Loss) before taxes on income		4,151	(6,841)	(14,179)
Tax benefit (expense)	10	(105)	(9)	1
Net profit (loss) for the period		4,046	(6,850)	(14,178)

Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Share of other comprehensive income (loss) of consolidated subsidiaries and associates accounted for using the equity method		191	8	(28)
Items that will not be reclassified to profit or loss
Share of other comprehensive income (loss) of consolidated subsidiaries and associates accounted for using the equity method		(29)	27	(13)
Other comprehensive income (loss) for the period		162	35	(41)

Total comprehensive income (loss) for the period		4,208	(6,815)	(14,219)

Net profit (loss) for the period is attributable to:
Owners of Medigus		6,794	(4,325)	(14,178)
Non-controlling interests		(2,748)	(2,525)	-
		4,046	(6,850)	(14,178)
Total comprehensive income (loss) for the period is attributable to:
Owners of Medigus		6,881	(4,278)	(14,219)
Non-controlling interests		(2,673)	(2,537)	-
		4,208	(6,815)	(14,219)
Earnings (Loss) per ordinary share attributed to Medigus ltd
Basic	16	0.01	(0.03)	(0.18)
Diluted	16	0.01	(0.03)	(0.18)

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Equity attributable to owners of Medigus Ltd.
	Note	Ordinary shares	Share premium	Capital reserves from equity awards	Other reserves	Capital reserves from transactions with non- controlling interest	Currency translation differences	Warrants	Accumulated deficit	Total	Non- controlling interests	Total equity
BALANCE AS OF JANUARY 1, 2021		93,021	-	1,450	545	9,848	(1,118)	197	(80,982)	22,961	3,233	26,194

Income (Loss) for the period		-	-	-	-	-	-	-	6,794	6,794	(2,748)	4,046
Other comprehensive income		-	-	-	(29)	-	116	-	-	87	75	162
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		-	-	-	(29)	-	116	-	6,794	6,818	(2,673)	4,208

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares and warrants (Note 12)		49,398	(32,062)	-	-	-	-	-	-	17,336	-	17,336
Cancellation of par value (Note 12)		(142,419)	142,419
				-	-	-	-	-	-	-	-	-
Consolidation of Jeffs’ Brands ltd (Note 3E)		-	71			-	-	-	-	71	1,156	1,227
Exercise of warrants issued by ScoutCam Inc. (Note 3C)		-	-	-	-	264	-	-	-	264	518	782

Issuance of shares by Eventer (Note 3D)		-	-	-	-	717	-	-	-	717	1,138	1,855
Loss of control in ScoutCam Inc. (Note 3C)		-	-	-	-	-	-	-	-	-	(2,760)	(2,760)
Deemed contributions to Jeffs’ Brands ltd (Note 3E)		-	-	-	108	(421)	-	-	-	(313)	529	216
Deemed contribution to an affiliate (Note 3F)		-	-	-	10	-	-	-	-	10	-	10
Expiration of options		-	74	(74)	-	-	-	-	-	-	-	-
Subsidiaries’ share-based compensation to employees and service providers (Note 3C, 3I, 3E, 3D)		-	-	-	-	-	-	-	-	-	1,102	1,102
Share based compensation to employees and service providers (Note 12)		-	60	1,203	-	-	-	-	-	1,263	-	1,263
TOTAL TRANSACTIONS WITH SHAREHOLDERS		(93,021)	110,562	1,129	118	560	-	-	-	19,348	1,683	21,031
BALANCE AS OF DECEMBER 31, 2021		-	110,562	2,579	634	10,408	(1,002)	197	(74,188)	49,190	2,243	51,433

The accompanying notes are an integral part of these consolidated financial statements.

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Continued) - 2

			Equity attributable to owners of Medigus Ltd.
	Note	Ordinary shares	Share premium	Capital reserves from options granted	Other reserves	Capital reserves from transactions with non- controlling interest	Currency translation differences	Warrants	Accumulated deficit	Total	Non- controlling interests	Total equity
BALANCE AS OF JANUARY 1, 2020		22,802	47,873	1,351	525	11,761	(1,145)	197	(76,657)	6,707	1,424	8,131

Loss for the period		-	-	-	-	-	-	-	(4,325)	(4,325)	(2,525)	(6,850)
Other comprehensive income		-	-	-	20	-	27	-	-	47	(12)	35
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		-	-	-	20	-	27	-	(4,325)	(4,278)	(2,537)	(6,815)

TRANSACTIONS WITH SHAREHOLDERS:
Purchase of a subsidiary											381	381
Issuance of shares and warrants	14(b)	53,278	(35,369)	-	-	(3,766)	-	3,632	-	17,775	-	17,775
Exercise of warrants		16,941	(12,596)	-	-	-	-	(3,632)	-	713	-	713
Issuance of shares and warrants by the Subsidiary		-	-	-	-	1,956	-	-	-	1,956	2,632	4,588
Conversion into shares and warrants of loan granted to the Subsidiary		-	-	-	-	(136)	-	-	-	(136)	136	-
Share in capital reserve of an associate		-	-	-	-	33	-	-	-	33	-	33
Stock-based compensation in connection with options granted to employees and service providers	14(c)	-	-	191	-	-	-	-	-	191	1,197	1,388
Expiration of options		-	92	(92)	-	-	-	-	-	-	-	-
TOTAL TRANSACTIONS WITH SHAREHOLDERS		70,219	(47,873)	99	-	(1,913)	-	-	-	20,532	4,346	24,878
BALANCE AS OF DECEMBER 31, 2020		93,021	-	1,450	545	9,848	(1,118)	197	(80,982)	22,961	3,233	26,194

The accompanying notes are an integral part of these consolidated financial statements.

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Equity attributable to owners of Medigus Ltd.
	Note	Ordinary shares	Share premium	Capital reserves from options granted	Other reserves	Capital reserves from transactions with non- controlling interest	Currency translation differences	Warrants	Accumulated deficit	Total	Non- controlling interests	Total equity
BALANCE AS OF JANUARY 1, 2019		20,924	48,942	1,271	538	-	(1,117)	-	(62,479)	8,079	-	8,079

Loss for the period		-	-	-	-	-	-	-	(14,178)	(14,178)	-	(14,178)
Other comprehensive loss		-	-	-	(13)	-	(28)	-	-	(41)	-	(41)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		-	-	-	(13)	-	(28)	-	(14,178)	(14,219)	-	(14,219)
TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares and warrants	12(b)(4)	1,878	(1,248)	-	-	-	-	197	-	827	-	827
Transactions with non-controlling interest	4	-	-	-	-	11,714	-	-	-	11,714	1,424	13,138
Share in capital reserve of an associate		-	-	-	-	47	-	-	-	47	-	47
Stock-based compensation in connection with options granted to employees and service providers	12(c)	-	-	259	-	-	-	-	-	259	-	259
Expiration of options		-	179	(179)	-	-	-	-	-	-	-	-
TOTAL TRANSACTIONS WITH SHAREHOLDERS		1,878	(1,069)	80	-	11,761	-	197	-	12,847	1,424	14,271
BALANCE AS OF DECEMBER 31, 2019		22,802	47,873	1,351	525	11,761	(1,145)	197	(76,657)	6,707	1,424	8,131

The accompanying notes are an integral part of these consolidated financial statements.

(Continued) - 1

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2021	2020	2019
	USD in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash flows used in operations (see Appendix A)	(5,067)	(6,263)	(2,757)
Interest received	7	17	75
Dividend received	-	120	-
Interest paid	(53)	(8)	(5)
Income tax paid	(137)	(9)	(8)
Net cash flow used in operating activities	(5,250)	(6,143)	(2,695)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for purchase of property and equipment	(141)	(324)	(62)
Payment for acquisitions of associates and financial assets at fair value through profit or loss (see note 3 and note 4)	(4,703)	(1,818)	(4,057)
Deconsolidation of ScoutCam Inc. upon loss of control (see Appendix C and note 3C)	(3,252)	-	-
Consolidation of Jeffs’ Brands upon gain of control (see Appendix E and note 3E)	240	-	-
Purchase of intangible assets (Note 9 and supplement disclosure of cash flow information)	(5,003)	-	-
Consolidation of Eventer ltd upon gain of control (see Appendix B and note 3D)	-	541	-
Exercise of warrants issued by an associate (see note 3C)	(234)	-	-
Loan extended to an associate (see note 3F)	(1,236)	-	-
Proceeds from sale of financial assets at fair through profit of loss and securities of an associate (see note 3G)	1,883	-	-
Net cash flow used in investing activities	(12,446)	(1,601)	(4,119)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants by a subsidiary, net of issuance costs (see note 4B, 4A)	1,388	4,587	-
Receipt of short-term loans (see note 3E)	981	-	-
Repayment of loans (see note 3E)	(1,336)	-	-
Receipt of long-term loans (see note 3E)	940	-	-
Repayment of related party debt (Note 3D)	(159)	-	-
Transaction with non-controlling interest (see Appendix D and note 4)	-	-	3,202
Principal elements of lease liability	-	(46)	(46)
Proceeds from issuance of shares and warrants and from exercise of warrants, net of issuances costs (see note 12)	17,336	18,405	-

Net cash flow generated from financing activities	19,150	22,946	3,156

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,454	15,202	(3,658)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	22,363	7,036	10,625
GAINS (LOSSES) FROM EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	208	125	69
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	24,025	22,363	7,036

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Right of use assets obtained in exchange for lease liabilities	-	-	174
Non-cash investment in the Gix Group and issuance of ADS (note 3F)	4,417	-	827
Issuance of shares in exchange for media and advertising services rights (Note 3D)	1,250	-	-
Purchase a software license on credit - Screenz Cross Media Ltd (Note 3D, Note 9)	1,346	-	-
Increase in Screenz payable balance due to modification into a debt (Note 3D, Note 9)	115	-	-
Increase in loan balance following terms modification (Note 3E)	14	-	-
Deferred offering costs included in other current liabilities	423	-	-
Unpaid Recapitalization Transaction costs	-	-	89

The accompanying notes are an integral part of these consolidated financial statements.

(Continued) - 2

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

APPENDIX A TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS:

	For the year ended December 31,
	2021	2020	2019
	USD in thousands
NET CASH USED IN OPERATIONS:
Income (Loss) for the period before taxes on income	4,151	(6,841)	(14,179)
Adjustment in respect of:
Depreciation and amortization	320	167	75
Net loss (income) from change in the fair value of financial assets at fair value through profit or loss	(714)	(797)	(92)
Changes in fair value of warrants issued to investors	(484)	(338)	(142)
Change in fair value of commitment to issue shares	75	-	-
Gain (loss) from exchange differences on cash and cash equivalents	(208)	(125)	(69)
Gain (loss) from exchange differences other than cash and cash equivalents	59	-	-
Share of net loss of associates accounted for using the equity method	2,149	170	216
Finance expenses	321	8	5
Finance income	(70)	-	-
Amortization of excess purchase price of associates	263	546	-
Listing expenses	-	-	10,098
Dividend received	-	(120)	-
Interest received	(7)	(17)	(75)
Share based compensation to employees and service providers	2,362	1,388	259
Gain arising from deconsolidation of a subsidiary upon loss of control (see note 4A)	(11,465)	-	-
Gain from sales of securities of an investment (see note 4E)	(2,026)	-	-
Impairment of intangible asset	89	-	-

CHANGES IN OPERATING ASSET AND LIABILITY ITEMS:
Decrease (increase) in trade accounts receivable	(239)	(74)	2
Decrease (increase) in other current assets	231	(440)	83
Increase (decrease) in trade accounts payables	1,033	602	(115)
Increase (decrease) in accrued compensation expenses	18	(28)	(74)
Increase (decrease) in contract liability	(1,069)	(346)	1,953
Decrease (increase) in contract fulfillment assets	(240)	-	-
Increase (decrease) in accrued expenses and other liabilities	809	455	117
Increase (decrease) in liability to event producers	962	-	-
Decrease (increase) in deferred offering costs	(836)	-	-
Decrease (increase) in inventory	(551)	(473)	(819)
NET CASH USED IN OPERATIONS	(5,067)	(6,263)	(2,757)

The accompanying notes are an integral part of these consolidated financial statements.

APPENDIX B TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS:

As of October 15, 2020
USD in thousands

Consolidation of Eventer Ltd upon gain of control:

Other receivables	35
Property and equipment	1
Goodwill	296
Technology - net	199
Trade payable	(2)
Liability to event producers	(689)
Non-controlling interest	(381)
Cash obtained in connection with acquisition - Eventer	(541)

APPENDIX C TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS:

As of March 31, 2021
USD in thousands
Deconsolidation of ScoutCam Inc. upon loss of control:

Working capital other than cash	340
Property and equipment, net	(370)
Lease liability- long term	144
ScoutCam investment in fair value	11,843
ScoutCam warrants	97
Derecognition of non-controlling interests	2,760
Gain arising from deconsolidation upon loss of control	(11,562)
Net cash deconsolidated upon loss of control	3,252

APPENDIX D TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS:

Consolidation of ScoutCam Inc. upon gain of control:

As of December 31, 2019
USD in thousands

Assets acquired (liabilities assumed):

Current assets excluding cash and cash equivalents	-
Current liabilities	(73)
Transaction costs	(89)
Effect on equity items	(3,040)
Cash obtained in connection with transaction with non-controlling interest	3,202

APPENDIX E TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS:

As of January 04, 2021
USD in thousands
Consolidation of Jeffs’ Brands Ltd. upon gain of control:
Assets acquired (liabilities assumed):
Net working capital other than cash and inventory	(1,576)
Intangible assets	1,312
Related party loans fair value adjustment	98
Inventory	778
deferred tax liability	(188)
Non-controlling interests	(1,156)
Non-cash consideration	(71)
Goodwill	563
Cash obtained in connection with acquisition	(240)

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

a.

Medigus Ltd. (the “Company” or “Medigus”) was incorporated in Israel on December 9, 1999. The Company’s registered office and principal place of business are located in Israel. The address of its registered office is Hanehoshet 3, 5th Floor, Building B, Tel-Aviv POB 6971068, Israel.

The Company, together with its subsidiaries and associates, operates in the technology sector, focusing on medical-related devices and products (through its associates Polyrizon Ltd. and ScoutCam Inc.), on internet related activity (through its subsidiary Eventer Ltd. and its associate Gix Internet Ltd.), on e-commerce (through its subsidiary Jeffs' Brands Ltd.) and on the electric vehicle sector (through its subsidiary Charging Robotics Ltd.).

Additionally, through its corporate, the Company is engaged in the licensing of intellectual property relating to its legacy product, the Medigus Ultrasonic Surgical Endostapler ("MUSE"), to Golden Grand Medical Instruments Ltd., a china based medical services provider (refer to Note 16c(*)), and in the investment of its excess cash resources, primarily in equity securities.

“Group” - the Company together with Jeffs’ Brands Ltd., Charging Robotics Ltd., GERD IP Inc., and Eventer Technologies Ltd.

“Subsidiaries” – entities under the control of the Company.

ScoutCam

On January 3, 2019, the Company established a wholly owned subsidiary in Israel under the name ScoutCam Ltd. (“ScoutCam”). ScoutCam was incorporated as part of a reorganization of the Company aimed at distinguishing the Company’s miniaturized imaging business, or the micro ScoutCam™ portfolio, from the other operations of the Company and enabling the Company to form a separate business unit with dedicated resources focused on the promotion of such technology.

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

On September 16, 2019, ScoutCam entered into a Securities Exchange Agreement (the “Exchange Agreement”), with ScoutCam Inc., formerly known as Intellisense Solutions (“Intellisense”). Pursuant to the Exchange Agreement the Company assigned, transferred and delivered 100% of its holdings in ScoutCam to ScoutCam Inc., in exchange for shares of common stock of ScoutCam’s Inc. representing 60% of its issued and outstanding share capital.

ScoutCam has executed a number of capital raising transactions during 2020 and 2021, of which the last was a private placement that occurred on March 22, 2021. The aforementioned private placement diluted the Company’s holdings in ScoutCam and lead to a deconsolidation of ScoutCam. and the remaining holdings were accounted for under the equity method. For additional information, see note 3C.

GERD IP, Inc.

On January 13, 2020, together with the Company’s advisor Mr. Kfir Zilberman, the Company formed a subsidiary in Delaware, of which the Company holds 90% of the stock capital, under the name GERD IP, Inc. (“GERD IP”). The Company transferred certain of its patents in consideration for seven capital notes issued to the Company by GERD IP in the amount of USD 2,000 thousand each. On December 26, 2021, the Company’s board of directors approved to convert the seven capital notes from liability to equity of GERD IP. For additional information see note 3N.

Eventer

On October 14, 2020, the Company signed a share purchase agreement and a revolving loan agreement with Eventer, a technology company engaged in the development of tools for automatic creation, management, promotion, and billing of events and ticketing sales. Pursuant to the share purchase agreement, the Company was issued shares representing 58.7% of the issued and outstanding share capital of Eventer and gained control over Eventer. As of December 31, 2021, the Company holds approximately 47.69% of the issued and outstanding share capital of Eventer (see note 3D).

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL: (continued):

Gix Internet Ltd.

On September 3, 2019, the Company acquired 8.45% of the issued shares of Gix Internet Ltd. (“Gix”) and 9.34% of the issued shares of Gix Media Ltd. (formerly known as “Linkury Ltd.” (“Gix Media”, and together with Gix Internet, “Gix Group”) as pursuant to an investment.

As of December 31, 2021, the Company owns 34.58% in Gix (see note 3F)

Charging Robotics Ltd.

On January 7, 2021, the Company entered into an agreement to purchase a provisional patent filed with the United States Patent and Trademark Office and know-how relating to wireless vehicle battery charging technology. Furthermore, the Company entered into a collaboration agreement with the seller, whereby the Company committed to invest in a newly incorporated wholly owned subsidiary of the Company, Charging Robotics Ltd. (“Charging Robotics”), incorporated on February 1, 2021, which will focus on the Company’s new electric vehicle and wireless charging activities. On February 19, 2021, the Company entered into a venture agreement with Amir Zaid, Weijian Zhou and Charging Robotics, under which the Company formed a venture, under the name Revoltz Ltd., or Revoltz, to develop and commercialize three modular electric vehicle (EV) micro mobility vehicles for urban individual use and “last mile” cargo delivery (see note 3I).

Polyrizon Ltd.

In July 2020, the Company entered into an ordinary share purchase agreement with Polyrizon Ltd. (“Polyrizon”), pursuant to which the Company purchased 19.9% of Polyrizon’s issued and outstanding capital stock on a fully diluted basis for aggregate gross proceeds of USD 104 thousand. Polyrizon did not have significant operations in the period before the purchase. As of December 31, 2021, the Company owns 37.03% in Polyrizon. For additional information, see note 3H.

Jeffs’ Brands Ltd.

On October 8, 2020, the Company entered into a common stock purchase agreement with Smart Repair Pro, Inc. (“Pro”), Purex, Corp. (“Purex”), and their respective stockholders (the “Pro and Purex SPA”). Pro and Purex both are in the e-Commerce field and operate online stores for the sale of various consumer products on the Amazon online marketplace.

The transactions contemplated in the Pro and Purex SPA closed on January 4, 2021. On May 16, 2021, the Company entered into a stock exchange and plan of restructuring agreement with Victor Hacmon, the other shareholder of Pro and Purex, and Jeffs’ Brands Ltd. (“Jeffs’ Brands”), a newly incorporated entity, pursuant to which, among other things, the Company and Victor Hacmon transferred all their holdings in Pro and Purex to Jeffs’ Brands, in return for a consideration of Jeffs’ Brands ordinary shares that were issued respectively. As a result, Pro and Purex became wholly owned subsidiaries of Jeffs’ Brands. The share exchange transaction was accounted for as a reorganization of entities under common control. Accordingly, the carrying values of Purex and Pro were retained through the transaction.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL: (continued):

As of December 31, 2021, the Company owns 50.03% in Jeffs’ Brands, which operates in the e-Commerce field and operate online stores for the sale of various consumer products on the Amazon online marketplace. For additional information, see note 3E.

Interest in other entities

As of December 31, 2021, the Company also owns 35.06% in Fuel Doctor Holding Inc. (“Fuel Doctor”) (see note 3L), 11.18% in ABI Energy Ltd., 5.63% in Automax Ltd. (formerly known as Matomy Ltd.) (see note 3G), 5.72% in Elbit Imaging Ltd. (“Elbit Imaging” see note 3J), 4.85% in SciSparc Ltd. (see note 3K), 2.09% in Maris-Tech Ltd. ( “Maris”), 0.47% in Safe Foods, Inc. ( “SAFO”), 2.35% in Safee Cyber Technologies Ltd. (hereinafter – “Safee”) (see note 3M), and 2.29% in Tondo smart Ltd. ( “Tondo”).

The Company’s ordinary shares were listed on the Tel Aviv Stock Exchange Ltd. (“TASE”) from February 2006 to January 25, 2021, when the Company voluntarily delisted its shares from trading on the TASE. As of May 20, 2015, the Company’s American Depository Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”) are listed on the Nasdaq Capital Market. The Company’s depositary agent for the ADR program is the Bank of New York Mellon. The Company’s Series C Warrants have been traded on Nasdaq Capital Market since July 2018.

b.

As of the approval date of these financial statements, the Company had cash and cash equivalents in the amount of USD 15.9 million. The Company anticipates such cash and cash equivalents will provide sufficient liquidity for more than a twelve-month period from the date of these financial statements.

However, since inception, the Company’s activities have been funded mainly by its shareholders. Furthermore, in the recent years the Company has suffered recurring losses from operations, negative cash flows from operating activities, and has an accumulated deficit as of December 31, 2021. As such, the Company’s ability to continue operating may be dependent on several factors, amongst which is its ability to raise sufficient additional funding, which funding may not necessarily be available to the Company, obtained on terms favorable to the Company, or provide the Company with sufficient funds to meet its objectives.

c.	Effect of coronavirus

The COVID-19 pandemic, including the efforts to combat it, has had and may continue to have a widespread effect on the Company’s business. In response to the pandemic, public health authorities and local and national governments have implemented measures that have and may continue to impact the Company’s business, including voluntary or mandatory quarantines, restrictions on travel and orders to limit the activities of non-essential workforce personnel. As of the date of this annual report, the COVID-19 (coronavirus) pandemic had made a significant impact on global economic activity, with governments around the world, including Israel, having closed office spaces, public transportation and schools, and restricting travel. These closures and restrictions, if continued for a sustained period, could trigger a global recession that could negatively impact the Company’s business in a material manner.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL: (continued):

The Company is actively monitoring the pandemic and the Company is taking any necessary measures to respond to the situation in cooperation with the various stakeholders.

In light of the evolving nature of the pandemic and the uncertainty it has produced around the world, the Company does not believe it is possible to precisely predict the pandemic’s cumulative and ultimate impact on the Company’s future business operations, liquidity, financial condition and results of operations. For example, travel restrictions have adversely affected the Company’s ability to timely achieve certain milestones included in the Company Agreement with Golden Grand and has delayed the recognition of revenues deriving therefrom. These travel restrictions have also impacted the Group sales and marketing efforts and those of the Company subsidiaries. In addition, a substantial portion of Eventer’s business relates to leisure event management, the scope of which was greatly reduced in the past as a result of governmental policies and measures tailored to address to spread of COVID-19.

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

The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments that are measured at revalued amounts or fair values at the end of each reporting period, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, leasing transactions that are within the scope of IFRS 16, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.

The consolidated financial statements were authorized for issue by the Board of Directors on April 26, 2022.

The significant accounting policies set out below have been consistently applied to in the preparation of these consolidated financial statements for all years presented, unless otherwise stated.

Deferred offering costs

The Group capitalizes certain legal and other third-party fees that are directly related to the Group’s in-process equity financing until such financing is consummated. After the consummation of such equity financing, these costs are recorded as a reduction of the respective gross proceeds. Should a planned equity financing be abandoned, terminated, or significantly delayed, the deferred offering costs are written off to operating expenses. As of December 31, 2021, there were USD 836 thousands of deferred offering costs included in other non-current assets on the consolidated statements of financial position.

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

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (continued):

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ends when the Company loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the Consolidated statements of income/loss and other comprehensive income/loss from the date on which the Company obtains control until the date when the Company loses control over the subsidiary.

Business combinations

The results of an acquired business in a business combination are included in the Company’s consolidated financial statements from the date of acquisition according to IFRS 3R, “Business Combinations.” The Company allocates the purchase price, which is the sum of the consideration provided and may consist of cash, equity or a combination of the two, to the identifiable assets and liabilities of the acquired business at their fair values as of the acquisition date. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill. The non-controlling interest are measured upon the date of the business combination in the amount of their share at the fair value of assets, liabilities and contingent liabilities of the acquired acquisition other than their share in goodwill.

A contingent consideration incurred in a business combination is included as part of the acquisition price and recorded at a probability weighted assessment of the fair value as of the acquisition date. The fair value of the contingent consideration is re-measured at each reporting period, with any adjustments in fair value recognized in earnings under general and administrative expenses.

Acquisition related costs incurred by the Company are not included as a component of consideration transferred but are accounted for as an expense in the period in which the costs are incurred.

Asset Acquisitions

The Company accounted for the Polyrizon Ltd. transaction as an asset acquisition under the amended guidance set forth under IFRS 3, Business Combinations, as substantially all of the fair value of the gross assets acquired was concentrated in a group of similar identifiable assets (See note 3H).

Principles of consolidation

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of loss and other comprehensive loss, statement of changes in equity and statements of financial position, respectively.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (continued):

Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to the owners of the Company.

When the Group ceases to consolidate an investee upon a loss of control, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. Amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income will not be reclassified to profit or loss.

c.	Principles of equity accounting and change in ownership interest

Associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee. The Group is presumed to have significant influence when it holds 20 percent or more of the voting rights of an investee, unless it can be clearly demonstrated that this is not the case. The Group does not control its associates. Investments in associates are accounted for using the equity method of accounting, as defined in IAS 28, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5.

Goodwill and other purchased intangible assets

Goodwill and other purchased intangible assets have been recorded in the Company’s financial statements as a result of business combinations and asset acquisition transactions. Goodwill represents the excess of the aggregate fair value of the consideration transferred in a business combination over the fair value of the assets acquired, net of liabilities assumed. Goodwill is not amortized, but rather is subject to impairment test.

Intangible assets that are considered to have definite useful life are amortized using the straight-line basis over their estimated useful lives, which ranges from 5 to 7 years. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

For the year ended December 31, 2021, the Group recorded impairment related to Brand name of USD 87 thousand. No impairment was recorded for the years ended December 31, 2020 and 2019.

Equity method

Under the equity method, an investment in an associate is recognized initially in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment. When the Group’s share of losses of an associate or exceeds the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in note 2(f).

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (continued):

Changes in ownership interests

When the Group ceases to account for an investment under the equity method because of a loss of significant influence or in a case a control was gained, any retained interest in the entity is measured to its fair value, with the change in carrying amount recognized in profit or loss. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

d.	Translation of foreign currency balances and transactions:

The functional currency and the presentation currency

The reporting and functional currency of the Company and each of its subsidiaries, GERD IP, ScoutCam (deconsolidated on March 31, 2021), Charging Robotics and Jeffs’ Brands is USD while Eventer is NIS.

The consolidated financial statements are presented in USD and rounded to the nearest thousand.

The consolidation of Eventer’s financial statements is accounted for as a foreign operation using IAS 21, the Effects of Changes in Foreign Exchange Rates.

Transactions and balances

In preparing the financial statements of the Group entities, transactions in currencies other than the entity’s functional currency (“Foreign Currencies”) are recognized at the rates of exchange prevailing on the dates of the transactions. At each reporting date, monetary assets and liabilities that are denominated in Foreign Currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in Foreign Currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences are recognized in profit or loss in the period in which they arise.

Foreign Operations

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

●	income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used; and

●	Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in a foreign exchange translation reserve (attributed to non-controlling interests as appropriate).

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing date.

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

Property and equipment are measured at cost less accumulated depreciation.

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

Financial assets and financial liabilities are recognized on the group’s consolidated statements of financial position when the Group becomes a party to the contractual provisions of the instrument.

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

Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss.

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

Equity instruments

The Group subsequently measures investments in equity instruments at fair value through profit and loss except when the Group has control or significant influence. Dividends from such investments continue to be recognized in profit or loss as other income when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at FVTPL are recognized in “net change in fair value of financial assets at fair value through profit or loss” in the Consolidated statements of loss and other comprehensive loss, as applicable.

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

The Group measures the loss allowance for expected credit losses on trade receivables and on financial instruments for which the credit risk has increased significantly since initial recognition based on lifetime expected credit losses. Otherwise, the Group measures the loss allowance at an amount equal to 12-month expected credit losses at the current reporting date.

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

The Group derecognizes a financial liability (or a part of a financial liability) when, and only when, it is extinguished (when the obligation specified in the contract is discharged, cancelled or expired).

h.	Inventory

Inventories in 2020 and 2019 include raw materials and finished products and are valued at the lower of cost or net realizable value.

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

Inventories in 2021 are stated at the lower of cost and net realizable value. Cost comprises direct materials and, where applicable, direct labor costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average cost method. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution. The Group periodically evaluates the condition and age of inventories and makes provisions for slow moving inventories accordingly.

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

Tax expenses for the reported years include current taxes. The taxes are recognized in the consolidated statements of Income/Loss and other comprehensive Income/Loss.

The amount that was recorded as current taxes, is calculated based on the tax laws that have been enacted or substantively enacted at the statement of financial position date, in countries in which the Company and its Subsidiary operate and generate taxable income. The Group’s management periodically evaluates the tax implications applicable to the taxable income, in accordance with the relevant tax laws, and creates provisions in accordance with the amounts expected to be paid to the tax authorities.

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

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (continued):

In the event of a dividend distribution originating from tax exempted “benefited enterprises”, tax will be levied on the amount distributed using the tax rate that would have been applicable to Company had it not been exempted from tax. In the event of such a distribution, the amount of tax will be recognized as an expense in the consolidated statement of Income/loss and other comprehensive Income/loss.

l.	Employee benefits

1)	Pension and severance pay obligations

Israeli labor law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. Pursuant to Section 14 of the Severance Compensation Act, 1963 (“Section 14”), all of the Company’s employees in Israel are entitled a monthly contribution, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Contributions under Section 14 relieve the Company from any future severance payment obligation with respect to those employees. The aforementioned contributions are not recorded as an asset on the Company’s consolidated statements of financial position, and there is no liability recorded as the Company does not have a future obligation to make any additional payments.

The asset and the liability for severance pay presented in the consolidated statements of financial position reflects employees that began employment prior to automatic application of Section 14.

The severance pay liability of the Company to its employees that began employment prior to automatic application of Section 14 based upon the number of years of service and the latest monthly salary and is partly covered by regular deposits with recognized pension funds and deposits with severance pay funds. Under labor laws, these deposits are in the employees’ names and, subject to certain limitations, are the property of the employees. The Company records the obligation as if it were payable at each statement of financial position date on an undiscounted basis.

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

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (continued):

m.	Share based Compensation

The Group account for share-based compensation in accordance with IFRS 2, “Share-based Payment.” The Group granted stock options to the Group’s employees and other service providers in connection with their service to the Group. The Group measures and recognizes compensation expense for its equity classified stock-based awards. The Group calculates the fair value of option awards on the grant date using the Black-Scholes option pricing model. The Black-Scholes option-pricing model requires a number of assumptions, of which the most significant are the stock price volatility and the expected option term. The volatility was based on the historical stock volatility of the Company. The Group’s expected dividend rate is zero since the Group does not currently pay cash dividends on its stocks and does not anticipate doing so in the foreseeable future. Each of the above factors requires the Company to use judgment and make estimates in determining the percentages and time periods used for the calculation. The Group recognizes stock-based compensation cost for option awards on an accelerated basis over the employee’s requisite service period. The requisite service period for share options is generally three years. The Group recognizes forfeitures as they occur. The Group recognizes the fair value of Restricted Share Units (“RSU”) on the grant date based on the market value of the underlying share and the expense is recognized over the requisite service period

-	The fair value excludes the effect of non-market-based vesting conditions. Details regarding the determination of the fair value of stock options are set out in note 12(c).

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

The Group recognizes revenue when or as a customer obtains control over promised goods or services. For each performance obligation, the Group determines at contract inception whether it satisfies the performance obligation over time or satisfies the performance obligation at a point in time.

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

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (continued):

Determining the Transaction Price

The transaction price is allocated to each distinct performance obligations on a relative standalone selling price (“SSP”) basis and revenue is recognized for each performance obligation when control has passed. In most cases, the Group is able to establish SSP based on the observable prices of services sold separately in comparable circumstances to similar customers and for products based on the Group’s best estimates of the price at which the Group would have sold the product regularly on a stand-alone basis. The Group reassesses the SSP on a periodic basis or when facts and circumstances change.

Costs deferred in respect of deferral of revenues are recorded as contract fulfilment assets on the Group’s consolidated statements of financial position and are written down to the extent the contract is expect to incur losses.

Product Revenue

Revenues from product sales of miniature cameras through ScoutCam is recognized when the customer obtains control of the Group’s product, typically upon shipment to the customer. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenues.

Revenues from sales products of Jeffs’ Brands, conducted directly to customers through Jeffs’ Brands own online Amazon stores.

For sales of goods to retail customers, revenue is recognized when control of the goods has transferred, being at the point that the goods are delivered. Payment of the transaction price is due immediately at the point the customer purchases the goods.

Under Jeffs’ Brands standard contract terms, customers have a right of return within 30 days. Jeffs’ Brands uses its accumulated historical experience to estimate the number of returns on a portfolio level using the expected value method. It is considered highly probable that a significant reversal in the cumulative revenue recognized will not occur given the consistent level of returns over previous years.

Service Revenue

The Group also generates revenues from development services. Revenues from development services through ScoutCam are recognized over the period of the applicable service contract. To the extent development services are not distinct from the performance obligation relating to the subsequent mass production phase of the prototype under development, revenue from these services is deferred until commencement of the production phase of the project.

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

On 31 March 2021, the IASB published ‘Covid-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16)’ that extends, by one year, the May 2020 amendment that provides lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification. The amendment is effective for annual reporting periods beginning on or after 1 April 2021. The amendment have no impact on the Company’s financial position or results of operations.

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

The right-of-use assets are presented as a separate line in the consolidated statements of financial position.

The Group applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the ‘Property and Equipment’ policy.

Right-of-use assets are depreciated by the straight-line method over the estimated useful lives of the right of use assets or the lease period, which is shorter:

Years
Property	1-2
Motor vehicles	3

p.	Loss (Earning) per share

Loss (Earning) per share is based on the loss (earning) that is attributed to the shareholders holding ordinary shares, divided by the weighted average number of ordinary shares in issue during the period.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (continued):

For purposes of the calculation of the diluted loss (earning) per share, the Company adjusts the loss (earning) that is attributed to the holders of the Company’s ordinary shares, and the weighted average number of ordinary shares in issue, to assume conversion of all of the dilutive potential shares.

The potential shares are taken into account only if their effect is dilutive (increases loss/ decrease earning per share).

q.	Classification of liabilities:

The IASB issued a narrow-scope amendment to IAS 1 to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. The amendment could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity. Inter alia, the amendment requires the following:

●	Liabilities are classified as non-current if the entity has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendment no longer refers to unconditional rights. The assessment determines whether a right exists, but it does not consider whether the entity will exercise the right.

●	‘Settlement’ is defined as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. There is an exception for convertible instruments that might be converted into equity, but only for those instruments where the conversion option is classified as an equity instrument as a separate component of a compound financial instrument.

The amendment should be applied retrospectively for annual periods beginning on or after January 1, 2022. Earlier application is permitted.

The Group early adopted the narrow-scope amendment to IAS 1 on January 1, 2019. Accordingly, the Group classified in the consolidated statements of financial position warrants as part of current liabilities.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (continued):

r.	Non-current assets held for sale:

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable, and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

s.	Intangible assets acquired:

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in the Consolidated statements of income/loss and other comprehensive income/loss as profit/loss when the asset is derecognized.

At each reporting date, the Company reviews the carrying amounts of its intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified. Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is an indication at the end of a reporting period that the asset may be impaired.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the Consolidated statements of income/loss and other comprehensive income/loss as profit/loss.

t.	Segments:

The Group reports financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria as defined in IFRS 8, Operating Segments.

Operating segments are distinguishable components of an entity for each of which a separate financial information is available and is reported in a manner consistent with the internal reporting provided to the entity’s Chief Operating Decision Maker (“CODM”) in making decisions about how to allocate resources and in assessing performance.

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

Recent accounting pronouncement (not yet adopted):

On 14 May 2020, the IASB issued ‘Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)’ regarding proceeds from selling items produced while bringing an asset into the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments are effective for annual reporting periods beginning on or after 1 January 2022. The Company does not currently anticipate the adoption will have a material impact on the financial position or results of operations.

In February 2021, the IASB issued amendments to IAS 8, in which it introduces a new definition of accounting estimates. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates. Effective for annual periods beginning on or after 1 January 2023. The Company is currently evaluating the potential effect of the adoption on the financial position and results of operations.

On 12 February 2021, the IASB issued ‘Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)’ with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are effective for annual periods beginning on or after 1 January 2023. The adoption will not have any impact on the financial position or results of operations.

In May 2021, the Board issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. Effective for annual periods beginning on or after 1 January 2023. The Company does not currently anticipate the adoption will have a material impact on the financial position or results of operations.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES:

A.	Investments in subsidiaries:

1.	Additional information about subsidiaries held by the Company:

General information

		Ownership rights held by non-controlling interest
	Main place of the business	%
December 31, 2021
Jeffs’ Brands Ltd.	Israel	49.97%
Eventer Ltd.	Israel	52.31%
Charging Robotics Ltd.	Israel	-
GERD IP Inc	USA	10%

December 31, 2020
Eventer Ltd.	Israel	41.3%
ScoutCam Inc.	Israel	40%

2.	Summarized financial information of subsidiaries:

ScoutCam Inc.

Summarized statements of financial position:

	December 31, 2021	December 31, 2020
	USD in thousands
Current assets	20,212	4,029
Non-current assets	3,334	1,866
Current liabilities	1,309	772
Non-current liabilities	2,621	1,159
Equity	19,616	3,964

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

Summarized statement of comprehensive income:

	Nine months ended December 31, 2021 (*)	Three months ended March 31, 2021 (*)	Year ended December 31, 2020	Year ended December 31, 2019
	USD in thousands
Revenue	363	24	491	309
Net Loss for the period	(7,381)	(1,606)	(4,667)	(11,927)

(*) ScoutCam was deconsolidated on March 31, 2021, and is accounted for as a material equity investee beginning on April 1, 2021 (refer to note 3C).

Summarized statement of cash flows:

	Three months ended March 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	USD in thousands

Cash flow used in operating activities	(774)	(4,187)	(1,799)
Cash flow used in investing activities	(117)	(276)	(55)
Cash flow from financing activities	10,281	4,506	5,104
Net increase in cash and cash equivalents	9,378	43	3,250

Eventer Ltd.

Summarized statement of financial position:

	December 31, 2021	December 31, 2020
	USD in thousands (*)

Current assets	3,469	1,335
Non-current assets	1,521	5
Current liabilities	4,282	1,078
Equity	708	262

(*)	translated at the closing rate at the date of each statement of financial position.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

Summarized statement of comprehensive income:

	Year ended December 31, 2021	October 15, 2020 - December 31, 2020
	USD in thousands (**)
Revenue	1,185	40
Net loss for the period	(2,612)	(490)

Summarized statement of cash flows:

	Year ended December 31, 2021	Year ended December 31, 2020
	USD in thousands (**)
Cash flow used in operating activities	407	(347)
Cash flow used in investing activities	(370)	52
Cash flow from financing activities	703	1,032
Net increase in cash and cash equivalents	740	737

(**)	translated at average exchange rates for each period.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

Jeffs’ Brands Ltd.

Summarized statement of financial position:

December 31, 2021
USD in thousands
Current assets	2,022
Non-current assets	5,390
Current liabilities	2,211
Non-current liabilities	3,948
Equity	1,253

Summarized statement of comprehensive income:

Year ended December 31, 2021
USD in thousands

Revenue	6,509
Net Profit (Loss) for the period	(1,540)

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

Summarized statement of cash flows:

Year ended December 31, 2021
USD in thousands

Cash flow used in operating activities	(863)
Cash flow used in investing activities	(4,730)
Cash flow from financing activities	5,695
Net increase in cash and cash equivalents	102

3.	Information related to Non-controlling interest:

Balance of Non-controlling interest:

	December 31, 2021	December 31, 2020
	USD in thousands

ScoutCam	-	3,055
Eventer	1,136	178
Jeffs’ Brands	965	-
Charging Robotics	91
Gerd IP	51	-
	2,243	3,233

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

Profit (loss) attributed to non-controlling interest:

	Year ended December 31, 2021	Year ended December 31, 2020
	USD in thousands

ScoutCam	(892)	(2,323)
Eventer	(1,112)	(202)
Jeff Brands	(795)	-
Gerd IP	51	-
	(2,748)	(2,525)

4.	Consequences of changes in ownership rights:

ScoutCam

	Three months ended March 31, 2021	Year ended December 31, 2020
	USD in thousands
Change in capital attributed to the owner of ScoutCam as a result of:
Issuance shares and warrants	-	1,956
Loan conversion	-	(136)
Exercise of warrants	264	-
	264	1,820

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

Eventer

	Year ended December 31, 2021	Year ended December 31, 2020
	USD in thousands
Change in capital attributed to the owner of Eventer as a result of:
Recognition of non-controlling interests upon consolidation	-	(370)
Issuance of shares	717	-
Currency translation	41	-
	758	(370)

Jeffs’ Brands

	Year ended December 31, 2021	Year ended December 31, 2020
	USD in thousands
Change in capital attributed to the owner of Jeffs’ Brands as a result of:
Recognition of non-controlling interests upon consolidation	(1,156)	-
Non-cash consideration upon consolidation	(71)	-
Non-controlling interest share of intercompany financial expenses	126	-
Capital reserve - other loans (note 3E)	108	-
Capital reserve – intercompany loan (note 3E)	(421)	-
	(1,414)	-

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

5.	Information related to loss of control in subsidiary:

On March 22, 2021, ScoutCam Inc. undertook to issue to certain investors (the “Investors”) 22,222,223 units (the “Units”) in exchange for an aggregate purchase price of USD 20 million. As a result, the Company’s holdings were diluted and ScoutCam Inc. was deconsolidated. For additional information see note 3C.

6.	Additional information:

The Company consolidated Eventer Ltd., which its holding in voting right is less than 50%, because the Company has exclusive rights according to agreement regarding determination of a business plan and budget, to appoint or dismiss the CEO and determine his compensation package and declaration or payment of any dividend or distribution of cash, securities and other assets. Additionally, the Company has the power to appoint or remove half of the members of the board.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

B.	Investment according to the equity method:

1.	This table summarize the total investment according to the equity method:

	December 31, 2021	December 31, 2020
	USD in thousands

ScoutCam (see note 3C)	10,735	-
Automax (formerly “Matomy”) (see note 3G)	-	547
Gix Internet (see note 3F)	4,867	1,013
Polyrizon (see note 3H)	447	103
Elbit imaging (see note 3J)	975	-
Fuel Doctor holdings Inc. (see note 3L)	-	-
Revoltz (see note 3I)	216	-
Total	17,240	1,663

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

2.	General information:

		Company rights in share capital and voting rights
	Main place of the business	%

December 31, 2021
Gix	Israel	34.58%
Automax	Israel	5.63%
Polyrizon	Israel	36.81%
ScoutCam	Israel	27.02%
Elbit Imaging	Israel	5.72%
Fuel Doctor	Israel	35.06%
Revoltz	Israel	19.9%

December 31, 2020
Gix	Israel	8.22%
Automax	Israel	24.92%
Polyrizon	Israel	19.9%
ScoutCam	Israel	60%

3.	Summarized financial information of material investments:

ScoutCam

See information in note 3C.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

Gix internet

Summarized statement of financial position:

	December 31, 2021	December 31, 2020
	USD in thousands (*)

Current assets	23,145	11,515
Non-current assets	19,191	7,405
Current liabilities	26,832	8,748
Non-current liabilities	6,543	2,865
Equity	8,960	7,307
Equity attributable to Gix shareholders	4,130	2,994
Non-controlling interests	4,830	4,312

(*)	translated at the closing rate at the date of the statement of financial position

Summarized statement of comprehensive income:

	Year ended December 31, 2021	Year ended December 31, 2020
	USD in thousands (**)

Revenue	44,827	38,155
Loss for the period	(1,510)	(3,153)
Other comprehensive loss	(396)	(652)
Total comprehensive loss	(1,905)	(1,095)

(**)	translated at average exchange rates for each period

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

Automax Ltd. (formerly known as Matomy Ltd.):

Summarized statement of financial position:

December 31, 2020
USD in thousands (*)

Current assets	7,641
Current liabilities	3,191
Non-current liabilities	59
Net assets	4,391

(*)	translated at the closing rate at the date of the statement of financial position

Summarized statement of comprehensive income:

March 24, 2020 - December 31, 2020
USD in thousands (**)

Operating loss	(1,122)
Net income	153

(**)	translated at average exchange rates for each period

4.	Fair value of investments in material affiliated companies for which there is a market price on the stock exchange:

	December 31, 2021		December 31, 2020
	Carrying amount	Quoted fair value	Carrying amount	Quoted fair value
	USD in thousands
ScoutCam	10,735	15,397	-	-
Automax (formerly “Matomy”)	-	-	547	4,363
Gix Internet	4,867	5,854	1,013	927

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

C.	ScoutCam Inc.

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

On September 16, 2019, the Company entered into a Securities Exchange Agreement (the “Exchange Agreement”), with ScoutCam Inc., formerly known as Intellisense Solutions Inc., pursuant to which the Company assigned, transferred and delivered 100% of its holdings in ScoutCam to ScoutCam Inc., in exchange for consideration consisting of shares of ScoutCam Inc.’s common stock representing 60% of the issued and outstanding share capital of ScoutCam Inc. immediately upon the closing of the Exchange Agreement (the “Closing”).

The Closing occurred on December 30, 2019 (the “Closing Date”). Pursuant to the Exchange Agreement, Intellisense issued to Medigus 1,792,328 shares of common stock. Upon such share issuance, ScoutCam became a wholly owned subsidiary of Intellisense. On December 31, 2019, Intellisense Solutions Inc. changed its name to ScoutCam Inc. Additionally, if ScoutCam achieves USD 33 million in sales in the aggregate within the first three years following December 30, 2019, the consummation date of the exchange agreement, ScoutCam will issue shares of Common Stock to the Company representing 10% of the issued and outstanding share capital as of December 30, 2019.

While ScoutCam Inc. was the legal acquirer, ScoutCam Ltd. was treated as the acquiring company for accounting purposes as the Exchange Agreement was accounted for as a reverse recapitalization conducted at ScoutCam Ltd.’s level. Accordingly, the accounting treatment is equivalent to the issuance of 1,194,885 shares by ScoutCam Ltd, for the net monetary assets of ScoutCam Inc. The net acquired assets of the ScoutCam Inc. as of the Closing Date was USD 3,040 thousand. There were no fair value adjustments necessary to perform as the carrying values of the net acquired assets approximated fair value. Further, given the nature of the operations of ScoutCam Inc. prior to the Closing Date, there were no intangible assets, including goodwill, recognized as a result of the Exchange Agreement.

The reverse recapitalization transaction conducted at ScoutCam Ltd.’s level was accounted for in the Group’s consolidated financial statements as a transaction with non-controlling interest in which the Company consolidated ScoutCam Inc.’s net assets in consideration equal to the fair value of the shares ScoutCam Inc. had to issue to Medigus as part of the reverse recapitalization transaction. The fair value could not be determined based on ScoutCam Inc.’s stock market value as there is currently no trading market for ScoutCam Inc.’s common stock and there is no assurance that a regular trading market will ever develop. The Company concluded to determine the fair value based on a pre-money valuation attributed to ScoutCam Inc. as part of the Issuance of Units to External Investors as mentioned above. In accordance, an amount of USD 10,098 thousand was listed in the consolidated statements of loss and comprehensive loss as listing expenses in 2019. Furthermore, the Company recorded a capital reserve of USD 11,714 thousand resulting from the transaction with non-controlling interest.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

Also, on the Closing Date, 379,257 units, each comprised of two shares of common stock, one Warrant A (as defined below) and two Warrants B (as defined below), were issued to investors by ScoutCam Inc. as part of the financing transaction that ScoutCam Inc. was obligated to secure prior to the Closing Date. The immediate gross proceeds from the issuance of the units amounted to approximately USD 3.3 million (the “Issuance of Units to External Investors”). Each Warrant A is exercisable into one share of common stock of ScoutCam Inc. at an exercise price of USD 5.355 per share during the 12-month period following the allotment. Each Warrant B is exercisable into one share of common stock of ScoutCam Inc. at an exercise price of USD 8.037 per share during the 18-month period following the allotment. The Company didn’t participate in this finance round.

In addition, Shrem Zilberman Group Ltd. (the “Consultant”) was entitled to receive the amount representing 3% of any exercise price of each Warrant A or Warrant B that may be exercised in the future. In the event the total proceeds received as a result of exercise of Warrants will be less than USD 2 million at the time of their expiration, the Consultant will be required to invest USD 250 thousand in ScoutCam Inc. As of December 31, 2021, holders of the foregoing warrants have exercised in excess of USD 2 million and, accordingly, the Consultant was not required to invest USD 250 thousands in ScoutCam Inc.

On March 3, 2020, ScoutCam issued in a private issuance a total of 108,862 units at a purchase price of USD 8.712 per unit. Each unit was comprised of two shares of common stock par value USD 0.001 per share, one Warrant A and two Warrants B. The March Warrants have the same characteristics as Warrants A and Warrants B, respectively, which were issued on December 30. The immediate proceeds (gross) from the issuance of all securities offered amounted to approximately USD 948 thousand. After deducting closing costs and fees, ScoutCam received proceeds of approximately USD 909 thousand, net of issuance expenses. The Company didn’t participate in this finance round.

On May 18, 2020, ScoutCam issued in a private issuance a total of 229,568 units at a purchase price of USD 8.712 per unit. Each unit was comprised of two shares of common stock par value USD 0.001 per share, one Warrant A and two Warrants B with the same period and exercise price as the warrants issued on December 30, 2019. The immediate gross proceeds from the issuance of all securities offered amounted to approximately USD 2 million. After deducting closing costs and fees, ScoutCam received proceeds of approximately USD 1.9 million, net of issuance expenses. The Company didn’t participate in this finance round.

On June 23, 2020, the Company and ScoutCam entered into a Conversion Side Letter, pursuant to which the Company converted USD 381 thousand worth of outstanding credit previously extended to ScoutCam, including interest, into (a) 87,497 shares of ScoutCam common stock, (b) warrants to purchase 43,749 shares of ScoutCam common stock at an exercise price of USD 5.355, and (c) warrants to purchase 87,497 shares of ScoutCam common stock at an exercise price of USD 8.037.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

On January 20, 2021, ScoutCam Inc.’s board of directors approved an increase of the authorized share capital of ScoutCam Inc., by an additional 25,000,000 shares of its common stock par value USD 0.001 per share, such that the authorized share capital of ScoutCam Inc. following such increase shall consist of 33,333,333 shares of common stock.

On March 22, 2021, ScoutCam Inc. undertook to issue to certain investors (the “Investors”) 2,469,136 units (the “Units”) in exchange for an aggregate purchase price of USD 20 million. Each Unit consists of (i) one share of ScoutCam Inc.’s common stock, and (ii) one warrant to purchase one share of ScoutCam Inc. common stock with an exercise price of USD 10.35 per share (the “Warrant” and the “Exercise Price”). Each Warrant is exercisable until the close of business on March 31, 2026. Pursuant to the terms of the March 2021 Warrant, following April 1, 2024, if the closing price of ScoutCam’s common stock equals or exceeds 135% of the Exercise Price (subject to appropriate adjustments for stock splits, stock dividends, stock combinations and other similar transactions after the issue date of the Warrants) for any thirty (30) consecutive trading days, ScoutCam may force the exercise of the Warrants, in whole or in part, by delivering to the Investors a notice of forced exercise.

As the Company did not participate in the March 2021 funding, its interest in ScoutCam Inc. reduced to 28.06%, which resulted in loss of control in ScoutCam as of April 2021. Accordingly, ScoutCam was deconsolidated as of such date and accounted for using the equity method, with the purchase price being the fair value of ScoutCam’s shares held by ScoutCam as of such date. As a result of deconsolidation of ScoutCam and initial recognition of the investment in shares of ScoutCam at fair value, the Company recorded a gain of USD 11,465 in the consolidated statement of income/loss and other comprehensive income/loss. Additionally, the Company recognized its holdings in ScoutCam’s warrants as financial asset through profit and loss and recorded an additional gain of USD 97 thousand (see note 4).

On August 9, 2021, ScoutCam amended its Articles of Incorporation to effect a 9 to 1 reverse stock split of ScoutCam’s outstanding Common Stock. As a result of the reverse stock split, every 9 shares of ScoutCam’s outstanding Common Stock prior to the effect of that amendment was combined and reclassified into one share of the Company’s Common Stock. No fractional shares were issued in connection with or following the reverse split. The number of authorized capital of the Company’s Common Stock and par value of the shares remained unchanged. All share and stock option information related to ScoutCam, have been adjusted to reflect the stock split on a retroactive basis.

During February and June 2021, the Company exercised 37,349 and 43,749 Warrants A, respectively, for a total exercise price of USD 234 thousand. In addition, 185,271 Warrants B were exercised by others.

During November 2021, 192,220 Warrants A were exercised.

During 2021, 878,462 Warrants B were forfeited.

As of December 31, 2021, all Warrants A were exercised and 459,137 Warrants B still remained to exercise until May 18, 2022.

As of December 31, 2021, the Company owns approximately 27.02% of the outstanding common stock of ScoutCam.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

Purchase price allocation upon deconsolidation and initial measurement under the equity method:

March 31, 2021
USD in thousands

Fair value of investment	11,843
Total consideration	11,843
ScoutCam’s Equity as of March 31, 2021	22,338
Adjustments to Equity	(5,445)
Equity As adjusted	16,893
Groups share in %	28.06%
4,740

Excess cost to allocate:	7,103

Technology	1,672
Deferred tax liability	(385)
Total intangible assets identified	1,287

Excess purchase price to allocate to goodwill	5,816

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued)

Activity in investment account:

April 1, 2021 - December 31, 2021
USD in thousands

Investment as of April 1, 2021	11,843
Group share in losses	(2,044)
Excess cost Amortization-technology	(96)
Share based compensation	540
Exercise of warrants by the Group	234
Group share in exercise warrants by others	218
Group share in forfeited options	32
Additional investment allocated to goodwill	8
Investment as of December 31, 2021	10,735

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued)

Reconciliation to carrying amounts:

December 31, 2021
USD in thousands

Equity attributable to ScoutCam shareholders’ as of December 31, 2021	19,615
Adjustments to Equity	(4,883)
Equity As adjusted as of December 31, 2021	14,732
Groups share in %	27.02%
Group share	3,981
Balance of excess cost:
Technology, net of deferred tax	1,146
Goodwill	5,608
Balance as of December 31, 2021	10,735

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

D.	Eventer

On October 14, 2020, the Company signed a share purchase agreement and a revolving loan agreement with Eventer, a technology company engaged in the development of unique tools for automatic creation, management, promotion, and billing of events and ticketing sales. Pursuant to the share purchase agreement, the Company invested USD 750 thousand and were issued an aggregate of 325,270 ordinary shares of Eventer, representing 58.7% of the issued and outstanding share capital (50.01% of Eventer’s issued and outstanding share capital on a fully diluted basis). The share purchase agreement provides that the Company will invest an additional USD 250 thousand in a second tranche, subject to Eventer achieving certain post-closing EBITDA based milestones during the fiscal years 2021 through 2023, or the “Milestones”. The Milestone will be examined in each of the years 2021 through 2023. The fair value of the earn-out was calculated by using a Monte Carlo Simulation. According to this model, the fair value of the earn-out was NIS 233 thousand (USD 69 thousand) as of October 14, 2020. In addition, the Company granted a loan to Eventer in the amount of USD 250 thousand (“Initial Advance”), and the loan was valued at USD 204 thousand. According to the loan agreement, the Company committed to lend up to USD 1,250 thousand to Eventer through advances of funds upon Eventer’s request and subject to the Company approval. The Company extended the Initial Advance on account of its commitment to lend up to USD 1,250 thousand. Advances extended under the Loan Agreement may be repaid and borrowed, in part or in full, from time to time. The Initial Advance should be repaid in twenty-four equal monthly installments, commencing on the first anniversary of the Loan Agreement. Other advances extended under the Loan Agreement will be repaid immediately following, and in no event later than thirty days following the completion of the project or purpose for which they were made. Outstanding principal balances on the advances will bear interest at a rate equal to the higher of (i) 4% per year, or (ii) the interest rate determined by the Israeli Income Tax Ordinance [New Version] 5721-1961 and the rules and regulation promulgated thereunder. Interest payments will be made on a monthly basis.

Additionally, on October 14, 2020, the Company entered the Exchange Agreement with Eventer’s shareholders, pursuant to which, during the period commencing on the second anniversary of the Exchange Agreement and ending fifty-four (54) months following the date of the Exchange Agreement, Eventer’s shareholders may elect to exchange all of their Eventer shares for ordinary shares of the Company. The number of ordinary shares of the Company to which Eventer’s shareholders would be entitled pursuant to an exchange will be calculated by dividing the fair market value of each Eventer’s ordinary share, as mutually determined by The Company and the shareholders, by the average closing price of an ordinary share of the Company on the principal market on which its ordinary shares or ADSs are traded during the sixty days prior to the exchange date rounded down to the nearest whole number. The Company board of directors may defer exchange’s implementation in the event it determines in good faith that doing so would be materially detrimental to the Company and its shareholders. In addition, the exchange may not be affected for so long as USD 600 thousand or greater remains outstanding under the Loan Agreement, or if an event of default under the Loan Agreement has occurred. The Company treated the Exchange Agreement at the date of the business combination from accounting perspective as recognition of non-controlling interests, in addition to the recognition of a liability in respect of a derivative (exchange options) which will be measured at fair value at each cut-off date and will be revalued. The changes in the fair value at each cut-off date will be recorded as a financial income/expense. The Company concluded that the fair value of this derivative is immaterial, as this is an exchange of Eventer shares held by the other party a fixed number in consideration for a variable number of the Company’s shares whose total value is equal to the value of the Eventer shares exchanged.

On March 25, 2021, Eventer completed a finance round of an approximately USD 2,250 thousand (approximately NIS 7,300 thousand) from a group of 7 investors, in exchange for 146,637 shares, representing 20% of Eventer’s outstanding shares after consummation of the investment. As part of the investment agreement, Keshet Holdings LP (“Keshet”), one of the 7 investors, committed to provide Eventer with advertising services for USD 1,250 thousand (approximately NIS 4,000 thousand), over a period of 1 year, until June 30, 2022. The agreement further provided the investment proceeds to be paid by Keshet are to be netted by the USD 1,250 thousand to be paid as consideration of the above-mentioned advertising services. Accordingly, the net amount Eventer raised in finance round amounted to USD 1,000 thousand, with advertising services recorded as prepaid expense in the amount of USD 1,250 thousand. Eventer is not entitled to a refund in the event these advertising services are unutilized through the entire period until June 30, 2022. Consequently, the Company holds approximately 47.69% of Eventer issued and outstanding share capital. The transaction was accounted for in the Group’s consolidated financial statements as a transaction with non-controlling interest.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

During November 2021, the Company and Eventer agreed that the Initial Advance loan will be repaid the earlier of (i) Six months following the Maturity Date of the Initial Advance; or (ii) immediately following an initial public offering of Eventer. The Company concluded the change in terms does not constitute a material modification of the loan. Accordingly, the loan’s carrying value was retained and no profit or loss outcome was recorded as a result of the change in terms.

On November 2021, the Company loaned an amount of USD 250 thousands to Eventer which shall be repaid 6 months starting the loan received by Eventer. The loan will bear 4% interest per year.

Agreement with Screenz Cross Media Ltd.

On February 4, 2021, Eventer signed an addendum to the agreement with Screenz Cross Media Ltd. (a company indirectly controlled and managed by Eli Uzan who serves as Eventer ’s President) (hereafter “Screenz”). The agreement was signed during November 2020 for the purpose of collaborating in the field of virtual conferences. According to the provisions of the addendum to the agreement, Eventer will receive an exclusive license for using the broadcasting system of Screenz with respect to the field of virtual conferences and development services, and in exchange will pay Screenz an amount of USD 1,500 thousand (approximately NIS 4,280 thousand) over a period of eight months, as well as 8% from the revenues earned from using the broadcasting system in the field of virtual conferences.

On December 30, 2021, the Board of Directors approved an amendment to the agreement between Eventer and Screenz effective September 30, 2021 (the “Effective Date”). As per the amendment, instead of USD 1,500, Eventer will pay in exchange for the license an aggregate amount of USD 1,800 thousand, and the repayment term is to be extended to a period of three years, in monthly installments of approximately USD 50 each. Eventer evaluated the change in the terms of the commitment in accordance with IFRS 9 and concluded that the change was material. As of the Effective Date Eventer’s debt to Screenz was USD 1,300 thousand. The fair value of the debt as of September 30, 2021, was valued at USD 1,415 thousands. The difference between the carrying value of the payable balance immediately prior to the effective date and the fair value of the debt amounted to USD 115 thousands and recorded as finance loss.

As of December 31, 2021, the balance of the Eventer’s debt to Screenz for the license is a total of USD 1,217 thousand. For additional information see note15b4.

Deferred offering costs

During 2021 Eventer recorded USD 470 thousands as deferred offering costs.

Share based compensation grants

On March 30, 2021, Eventer’s Board of Directors approved a contractual agreement with Eventer’s CEO. The date of the commencement of the agreement is January 1, 2021. The CEO will be entitled to a salary of NIS 33 thousand. In addition, Eventer granted the CEO 29,944 options to purchase one share at an exercise price of 0.001 NIS per share. The options shall vest over a period of three years commencing from the engagement date with 1/12 of such options vesting at the end of each subsequent three-month period following the grant. The fair value of the option granted is estimated on the grant date, using the Black-Scholes Model using the following inputs: (a) risk-free interest rate– 0.15%; (b) expected dividend – 0%; (c) expected volatility – 47.02%; (d) forecasted life – 10 years.

The value of this grant was estimated at approximately NIS 1,668 thousand. For the year ended December 31, 2021, approximately NIS 1,123 thousand were recognized and recorded as expenses.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

On March 30, 2021, Eventer’s Board of Directors approved a contractual agreement with Round Robin Ltd. which one of the founding partners of Eventer. The date of the commencement of the agreement is January 1, 2021. Under the agreement, Round Robin Ltd. will provide Eventer with 12 monthly hours of technological consulting, and in exchange, Eventer will grant Round Robin Ltd. 29,944 options to purchase one share at exercise price of 0.001 NIS per share. The options shall vest over a period of three years commencing the engagement date with 1/12 of such options vesting at the end of each subsequent three-month period following the grant. The fair value of the option granted is estimated on the grant date, using the Black-Scholes Model, according to the following parameters: (a) risk-free interest rate – 0.15%; (b) expected dividend – 0%; (c) expected volatility – 47.02%; (d) forecasted life – 10 years.

The value of this grant was estimated at approximately NIS 1,668 thousand. For the year ended December 31, 2021, approximately NIS 1,123 thousand were recognized and recorded as expenses.

On February 4, 2021, Eventer’s Board of Directors approved a contractual agreement with Mr. Roee Grinblat as Eventer’s Chief Business Manager. According to the agreement, the engagement between the Eventer and Mr. Greenblatt commenced on January 1, 2021. The monthly professional fee will be approximately NIS 20 thousand. In addition to the professional fee, Eventer will grant a quantity of shares that will constitute approximately 2% of Eventer’s issued and outstanding capital immediately after the public offering is completed as options grant. The options shale vest over a period of three years commencing the engagement date with 1/12 of such options vesting at the end of each subsequent three-month period following the grant. The exercise price of 50% of the options will be equal to the public offering and 50% will equal the share price of the capital raising round that preceded the public offering price. The fair value of the options as at the grant date was estimated on the grant date, using the Black-Scholes Model, according to the following parameters: (a) risk-free interest rate– 0.49%; (b) expected dividend – 0%; (c) expected volatility – 47.02%; (d) forecasted life – 5 years.

The value of this grant was estimated at approximately NIS 277 thousand. As of the date of the report approximately NIS 186 thousand were recognized and recorded as expenses.

On February 4, 2021, the Eventer’s Board of Directors approved a contractual agreement with Mr. Liron Carmel as the Chairman of the Board of Directors of Eventer. According to the agreement, the engagement between Eventer and Mr. Carmel commenced on January 1, 2021. The monthly professional fee will be approximately NIS 20 thousand. In addition to the professional fee, Eventer granted options to purchase a quantity of ordinary shares that will constitute approximately 2% of the Eventer’s issued and outstanding ordinary shares immediately after the public offering is completed as options grant. The options shall vest over a period of three years, commencing the engagement date. The exercise price of 50% of the options granted will be equal the public offering price, and 50% will equal the share price of the capital raising round that preceded the public offering price. The fair value of the options granted is estimated on the grant date, using the Black-Scholes Model, according to the following parameters: (a) risk-free interest rate – 0.49%; (b) expected dividend – 0%; (c) expected volatility – 47.02%; (d) forecasted life – 5 years.

The value of this grant was estimated at approximately NIS 277 thousand. As of the date of the report approximately NIS 186 thousand were recognized and recorded as expenses.

On February 4, 2021, Eventer’s Board of Directors approved a contractual agreement with Mr. Eli Uzan as Eventer’s President and Director. According to the agreement, the engagement between Eventer and Mr. Uzan commenced on January 1, 2021. The monthly professional fee will be approximately NIS 20 thousand. In addition to the professional fee, Eventer granted options to purchase a quantity of ordinary shares that will constitute approximately 2% of Eventer issued and outstanding ordinary shares immediately after the public offering is completed as options grant. The options shall vest over a period of three years commencing the engagement date with 1/12 of such options vesting at the end of each subsequent three-month period following the grant. The exercise price of 50% of the options granted will be equal to the public offering price, and 50% will equal the share price of the capital raising round that preceded the public offering. The fair value of the option granted is estimated on the grant date, using the Black-Scholes Model, according to the following parameters: (a) risk-free interest rate – 0.49%; (b) expected dividend – 0%; (c) expected volatility – 47.02%; (d) forecasted life – 5 years.

The fair value of this grant was estimated at approximately NIS 219 thousand. For the year ended December 31, 2021, approximately NIS 147 thousand were recognized and recorded as expenses.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

Eventer price allocation summary:

15 October, 2020
USD in thousands

Cash consideration invested in Eventer	750
Fair value of earn-out	69
Difference between fair value and par value of loan extended to Eventer	46
Total consideration	865

Less:
Value acquired:
Fair value of net tangible assets acquired	1,090
Non-controlling interest	(521)
Total acquired	569

Goodwill	296

E.	Jeffs’ Brands Ltd.:

On October 8, 2020, the Company entered into the Pro and Purex SPA. Pro and Purex (as defined in note 1) both are in the e-Commerce field and operate online stores for the sale of various consumer products on the Amazon Online Marketplace. Pursuant to the Pro and Purex SPA, the Company acquired 50.01% of Pro’s and 50.03% of Purex’ issued and outstanding share capital on a fully diluted basis through a combination of cash investments in the companies and acquisition of additional shares from the current shareholders of the two companies in consideration for the Company’s ADSs and a cash component. The Company agreed to invest an aggregate amount of USD 1,250 thousand in Pro and Purex, pay USD 150 thousand in cash consideration to the former stockholders, and issue up to USD 500 thousand worth of ADSs to the former stockholders of such companies subject to EBITDA milestones. On July 2021, and Following EBITDA results the Company issued USD 71 thousand worth of ADSs.

In addition, the companies’ former shareholders are entitled to additional milestone issuances of up to an aggregate USD 750 thousand in ADSs subject to the achievement by Pro and Purex of certain milestones throughout 2021. The transactions contemplated in the definitive agreements closed on January 4, 2021. Also, the Company agreed to financing arrangements including (i) providing financing by way of a stockholder loan of a principal amount equal to USD 250 thousand which may be extended up to an aggregate cap of USD 1 million of which the Company will finance 60% with the remaining 40% to be financed by the other Pro’s and Purex’ stockholders; and (ii) additional financing of up to a principal amount of USD 1 million, to finance the acquisition of additional online Amazon stores provided that such acquisition financing will constitute 80% of the applicable acquisition cost, with the remaining 20% to be financed by the other Pro’s and Purex’ stockholders. Subsequently, according to the terms of the Pro and Purex SPA, The Company entered into a loan and pledge agreement, effective January 5, 2021, with its majority owned subsidiaries Pro and Purex.

Pursuant to this loan and pledge agreement, the Company extended a USD 250 thousand loan, with an annual interest of 4%, to be repaid on the second anniversary of the effective date.

Loans extended subsequent to the business combination consummation date:

On February 2, 2021, the Company entered into a loan and pledge agreement (the “Pro Loan and Pledge Agreement”) with Pro and Pro’s other shareholder, to finance Pro’s additional purchases of three new brands on the Amazon Online Marketplace. Pursuant to the Pro Loan and Pledge Agreement, the Company and Pro’s other shareholder extended a USD 3.76 million and a USD 940 thousand loans, respectively, with an annual compound interest of 4%, to be repaid on February 2, 2026.

The Company concluded the stated interest is materially lower than its market price. Accordingly, the difference between the fair value and face value of the loan attributable to the Company was recorded as deemed contribution by the Company to Jeffs’ Brands. Similarly, the difference between the fair value and face value of the loan attributable to the non-controlling interest was recorded as deemed contribution by the non-controlling interest to Jeffs’ Brands.

The loans are subsequently measured at amortized cost.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

On May 10, 2021, the Company entered into a stock exchange and plan of restructuring agreement with Victor Hacmon, the other shareholder of Pro and Purex, and Jeff’s’ Brands, a newly incorporated entity, Pursuant to which, among other things, the Company and Victor Hacmon transferred all holdings in Pro and Purex to Jeff’s’ Brands, in return for a consideration of Jeffs’ Brands ordinary shares issued respectively. As a result, Pro and Purex became wholly owned subsidiaries of Jeffs’ Brands. The share exchange transaction was accounted in a manner similar to Pooling-of-Interests (“As Pooling”), such that the carrying values of the assets and liabilities of Pro and Purex were retained through the transaction. To date, the Company invested approximately USD 5.4 million in Jeffs’ Brands and holds 50.03% of its shares.

On July 23, 2021, the Company granted Mr. Victor Hacmon, the CEO of Jeffs’ Brands, 32,967 ADSs at fair value of USD 60,000 as a special bonus for his achievements in the six months period ended June 30, 2021. The grant was recorded as an expense in the Consolidated statements of income/loss and other comprehensive income/loss.

Short term loans:

	December 31, 2021	December 31, 2020
	USD in thousands

Amazon Loans	101	-
Related parties	111	-
Third parties loans	715	-
	927	-

Amazon Loans

On April 8, 2021, Pro entered into a Loan Agreement with Amazon.com. Pursuant to such loan agreement, Pro received from Amazon.com an aggregate amount of USD 78 thousands. The loan matures within 12 months and bears an annual interest at a rate of 10.99% per year. In order to secure the loan, Pro pledged its financial balances on its Amazon account on Amazon.com and its inventories held in Amazon’s warehouses, in favor of Amazon.com. On September 2021, the loan was fully repaid.

On September 22, 2021, Pro entered into a Loan Agreement with Amazon.com. Pursuant to the loan agreement, Pro received from Amazon.com an aggregate amount of USD153 thousands, of which USD14 thousands of such amount offset from the received amount on the account of repayment of previous Amazon loan balance. The loan matures within 9 months and bears an annual interest at a rate of 9.99% per year. In order to secure the loan, Pro pledged its financial balances on its Amazon account on Amazon.com and its inventories held in Amazon’s warehouses, in favor of Amazon.

Third parties’ loans

July 1, 2021, loan:

On July 1, 2021, Pro entered into a loan agreement (hereafter - “loan”) with a third party (hereafter – “lender”). The loan bears annual interest rate of 10% and was payable on March 31, 2023, and may be paid in NIS or USD at Jeffs’ Brands’ discretion. Pro was entitled to extend the loan by an additional sixty days, with additional interest of 1% per month. In addition, pursuant to the loan agreement, in the event of an IPO of Jeffs’ Brands, the lender will be entitled to Ordinary Shares of Jeffs’ Brands at an aggregate value of USD 125 thousand, with a conversion price based on the IPO price per share. On July 6, 2021, the loan principal of USD 375 thousand was received.

Jeffs’ Brands determined that the right to issue a variable number of shares represents a liability recorded at FVTPL in accordance with IAS 32. The proceeds from the lender were first allocated to the liability to issue a variable number of shares based on its fair value at the date of issuance, with a corresponding discount recorded on the third-party loan.

The fair value of the option liability as of the commencement date was USD 31 thousands. The Group recorded USD 37.5 thousands in connection to the revaluation of the liability during 2021. See note 4.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

On November 23, 2021, the loan agreement was amended to extend the maturity date of the loan to the earlier of (i) March 31, 2023, or (ii) the closing of an IPO of the Company. Based on Jeffs’ Brands management’s assessment, the amendment resulted in a significant modification to the loan in accordance with IFRS 9. As a result of the debt extinguishment, Jeffs’ Brands recorded a financial gain in the amount of USD 7 thousand.

July 5, 2021, loan:

On July 5, 2021, Pro entered into a loan agreement (hereafter - “loan”) with a third party (hereafter – “lender”). The loan bears annual interest rate of 10% and was payable on March 31, 2023, and may be paid in NIS or USD at Jeffs’ Brands’ discretion. Pro was entitled to extend the loan by an additional sixty days, with additional interest of 1% per month. In addition, pursuant to the loan agreement, in the event of an IPO of Jeffs’ Brands, the lender will be entitled to Ordinary Shares of Jeffs’ Brands at an aggregate value of USD 125 thousand, with a conversion price based on the IPO price per share. On July 9, 2021, the loan principal of USD 375 thousand was received.

Jeffs’ Brands determined that the right to issue a variable number of shares represents a liability recorded at FVTPL in accordance with IAS 32. The proceeds from the lender were first allocated to the liability to issue a variable number of shares based on its fair value at the date of issuance, with a corresponding discount recorded on the third-party loan.

The fair value of the option liability as of the commencement date was USD 31 thousands. The Group recorded USD 37.5 thousands in connection to the revaluation of the liability during 2021. See note 4.

On November 23, 2021, the loan agreement was amended to extend the maturity date of the loan to the earlier of (i) March 31, 2023, or (ii) the closing of an IPO of the Company. Based on Jeffs’ Brands management’s assessment, the amendment resulted in a significant modification to the loan in accordance with IFRS 9. As a result of the debt extinguishment, Jeffs’ Brands recorded a financial gain in the amount of USD 7 thousand.

Deferred offering costs

During 2021 Jeffs’ Brands recorded USD 366 thousands as deferred offering costs.

Related parties’ loans

For more information on related parties’ transactions see note 15.b.4.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

The table set forth below summarizes the estimates of the fair value of assets acquired and liabilities assumed. In addition, the following table summarizes the allocation of the purchase price as of the acquisition date:

January 4, 2021
USD in thousands

Cash consideration invested in Jeffs’ Brands	1,650
Non- cash consideration invested in Jeffs’ Brands	71
Total consideration	1,721
Less:
Fair value of net assets acquired	2,314
Non-controlling interest	(1,156)
Total acquired	1,158

Goodwill	563

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

F.	Gix Internet Ltd:

On June 19, 2019, the Company signed an agreement with Gix Internet and its then wholly-owned subsidiary Gix Media, for an investment of approximately USD 5 million in Gix Group (the “Investment Agreement”). The investment was subject to certain pre-conditions, which were met on September 3, 2019 (“Closing Date”). As part of the investment:

a.	Medigus received 2,168,675 ordinary shares of Gix Internet (Gix shares). The interests of this holdings was treated as equity investment.

b.	Medigus received 729,508 ordinary shares of Gix Media. The interests of this holdings was treated as fair value. See also note 4.

c.	Medigus received 2,898,183 warrants to purchase 2,898,183 Gix Internet shares at an exercise price of NIS 5.25 per share (“Gix Warrants”), expected term of 3 years following the issuance date. The warrants are measured at fair value profit and loss using Black-Scholes model. See also note 4.

d.	Medigus’ investment in Gix Internet and Gix Media was based on a projection that Gix Media’s net profit for 2019 will be at least NIS 15 million otherwise, Medigus would be issued additional ordinary shares of Gix, which issuance would be adjusted pursuant to Gix Media’s actual net profit for 2019, thereby compensating Medigus for the difference between the actual net profit and the target net profit for 2019 (“Reverse earn out”). On September 24, 2020, Gix Internet announced, pursuant to discussions with the Company, that Gix Media issued 63,940 ordinary shares to the Company in consideration for waive of further claims against Gix Internet in connection to the conditions stated in this section. The Reverse earn out was measured at fair value through profit and loss, See also note 4.

e.	Medigus was also entitled, for a period of three years following the closing of the investment, to convert any and all of its Gix Media’s shares into Gix shares with a 20% discount over the average share price of Gix Internet on TASE within the 60 trading days preceding the conversion (“Conversion Right”). The Conversion Right is measured at fair value through Internet profit and loss using Black-Scholes model. Medigus exercised this right in two steps on March 31, 2021 and June 28, 2021. See also note 4.

f.	In the event, during the three year period following the closing of the investment, that Gix shall issue, or under take to issue ordinary shares with a price per share or exercise per share lower than NIS 4.15 (the “Reduced Per Share Purchase Price”), Gix Internet shall be allocated immediately with such amounts of additional ordinary shares (and the Gix Warrant shall be adjusted accordingly) equal to the difference of (x) the amount of ordinary shares actually received by the Company under the Investment Agreement, and (y) the amount which Medigus would have otherwise received should the Reduced Per Share Purchase Price was applied (“Anti-dilution”). The anti-dilution is measured at fair value profit and loss using Black-Scholes model. See also note 4.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

In consideration of the Investment Agreement as described above the Company:

a.	Paid NIS 14,400 thousand in cash (approximately USD 4,057 thousands).

b.	Issued to Gix Internet 333,334 ADS representing 6,666,680 ordinary shares.

c.	Issued to Gix Internet 333,334 warrants to purchase 333,334 ADS representing 6,666,680 ordinary shares at an exercise price of USD 4 per warrant.

Pursuant to the agreement, on September 3, 2019, the Company acquired 8.45% of the issued shares of Gix Internet and 9.34% of the issued shares of Gix Media.

On September 24, 2020, Gix Internet announced, pursuant to discussions with the Company, that Gix Media issued 63,940 ordinary shares to the Company in consideration for waive further claims against Gix Internet in connection to the conditions stated in this section. See also note 4

As of December 31, 2020, the Company holdings in Gix Internet reduced to 8.22% as employees of Gix Internet exercised options into shares.

On March 31, 2021, the Company exercised part of its right to convert Gix Media’s shares to Gix Internet shares and was issued 5,903,718 ordinary shares of Gix Internet such that following the conversion, the Company owns24.99% of Gix Internet.

The increase in 16.77% was accounted for as additional purchase, using the “step by step” method, with the purchase price being the fair value of Gix Media shares and the fair value to the conversion option as of the conversion option exercise date.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

Purchase price allocation summary following an exercise of 60% of the Conversion Right on March 31, 2021:

March 31, 2021
USD in thousands

Purchase price	2,586
Adjusted Company’s Equity	(665)
Excess to Allocation	1,921
Excess purchase price to allocate to customer relationship, net of deferred tax	602
Excess purchase price to allocate to technology, net of deferred tax	890
Goodwill	429
1,921

On June 28, 2021, the Company exercised all of its rights to convert Gix Media’s shares to Gix Internet shares and was issued 3,954,980 additional ordinary shares of Gix Internet such that following the conversion, the Company owns 33.17% of Gix Internet.

The increase in additional 8.18% was accounted for as additional purchase, using the “step by step” method, with the purchase price being the fair value of Gix Media shares and the fair value to the conversion option as of the conversion option exercise date.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

Purchase price allocation summary following an exercise of 40% of the Conversion Right on June 30, 2021:

June 30, 2021
USD in thousands

Purchase price	1,831
Adjusted Company’s Equity	(859)
Excess to Allocation	972
Excess purchase price to allocate to Customer relationship, net of deferred tax	286
Excess purchase price to allocate to technology, net of deferred tax	419
Goodwill	267
972

During October 2021 the Company purchased an additional share of GIX for USD 222 thousands, and the interests increased by 1.41%. The increase accounted for as additional purchase, using the “step by step” method.

On October 13, 2021, the Company entered into a loan agreement with Gix Internet. Pursuant to the loan agreement, Gix Internet received an aggregate amount of USD 1,240 thousand (NIS 4,000 thousand) from the Company. The loan bears interest at a rate equivalent to the minimal interest rate recognized and attributed by the Israel Tax Authority (3.26% in 2021). As such, the interest rate may be adjusted from time to time. The interest accrues from the date of the actual disbursement of the loan through the date of the repayment in full of the loan. The interest is calculated on the basis of the actual number of days elapsed in a year consisting of 365 days. The loan will be repaid in full, together with the accrued interest, in one (1) installment upon the earliest of: (i) the closing of a rights offering by the Gix for an aggregate amount of at least NIS 12,000 thousand (approximately USD 3,858 thousand); or (ii) June 30, 2022.

The Company concluded the stated interested is materially lower than its market price. The loan was initially measured at fair value in accordance with IFRS 9, Financial Instruments. Accordingly, the difference between the fair value and face value of the loan attributable to the Company was recorded as a capital reserve. The difference between the fair value and face value of the loan attributable to Gix Internet was recorded as deemed contribution by the Company to Gix Internet.

Purchase price allocation summary following a purchase of shares on October 1, 2021:

October 1, 2021
USD in thousands

Purchase Price	222
Adjusted Company’s Equity	58
Excess to Allocation	164
Excess purchase price to allocate to Customer relationship, net of deferred tax	48
Excess purchase price to allocate to technology, net of deferred tax	69
Goodwill	47
164

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

Reconciliation to carrying amounts:

December 31, 2021
USD in thousands

Equity attributable to Gix shareholders’ as of December 31, 2021	4,129
Adjustments to Equity	(566)
Equity As adjusted as of December 31, 2021	3,563
Groups share in %	34.58%
Group share	1,232
Balance of excess cost:
Technology and customers relationship, net of deferred tax	2,551
Goodwill	1,084
Balance as of December 31, 2021	4,867

The activity in the investment account:

Year ended December 31, 2021
USD in thousands
Balance as of January 01, 2021	1,013
Group share in losses	(298)
Group share in other comprehensive loss	(227)
Excess cost amortization	(525)
Exercise of the Conversion Right on March 31, 2021	2,586
Exercise of the Conversion Right on June 30, 2021	1,831
Additional purchase on October 1, 2021	222
USD/NIS translation adjustments	265
Balance as of December 31, 2021	4,867

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

Reconciliation to carrying amount:

December 31, 2020
USD in thousands

Equity attributable to Gix shareholders’ as of December 31, 2020	2,994
Adjustments to Equity	(429)
Equity As adjusted as of December 31, 2020	2,565
Groups share in %	8.22%
Group share	211
Balance of excess cost:
Technology and customers relationship, net of deferred tax	514
Goodwill	288
Balance as of December 31, 2020	1,013

The activity in the investment account:

Year ended December 31, 2020
USD in thousands
Balance as of January 01, 2020	1,149
Group share in income	39
Group share in other comprehensive loss	(36)
Excess cost amortization	(219)
USD/NIS translation adjustments	80
Balance as of December 31, 2020	1,013

Reconciliation to carrying amounts:

As of December 31, 2019
USD in thousands

Equity attributable to Gix Internet shareholders’ as of Closing Date	3,061
Loss attributable to Gix Internet shareholders’ for the period between Closing Date through December 31,2019	(3,070)
Other comprehensive loss attributable to Gix shareholders’ for the period between Closing Date through December 31,2019	(527)
Increase in capital reverse	2,924
Equity attributable to Gix Internet shareholders’ as of December 31, 2019	2,388
Groups share in %	8.22%
Group share	196
Fair value adjustments	953
Balance as of December 31, 2019	1,149

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

G.	Automax Ltd. (formerly known as Matomy Ltd.):

Matomy Media Group Ltd. (“Matomy”) together with its subsidiaries offered and provided a portfolio of proprietary programmatic data-driven platforms focusing on two core activities of domain monetization and mobile digital advertising to advertisers, advertising agencies, apps developers and domain owners, primarily in the United States and Europe. In the period spanning from mid-2017 through December 2019, Matomy ceased all of its activities.

On February 18, 2020, the Company purchased 2,284,865 shares of Matomy, which represents 2.32% of its issued and outstanding share capital. On March 24, 2020, the Company completed an additional purchase of 22,326,246 shares of Matomy, raising the Company’s aggregate holdings in Matomy to 24.92% of Matomy’s issued and outstanding share capital. Consequently, the Company gained significant influence over this investment and the investment was reclassified from a financial asset at fair value through profit or loss to an associate accounted for using the equity method.

Upon completion of acquisition of the investment in Matomy, the difference between the cost of the investment and the Company’s share of the net fair value of the assets and liabilities of Matomy amounted to USD 546 thousands. The difference was recorded in the consolidated statements of profit or loss and comprehensive loss as amortization of the excess purchase price of an associate.

On September 29, 2020, Matomy announced that it had entered into a memorandum of understanding with Global Automax Ltd. (“Automax”), an Israeli private company that imports various leading car brands to Israel and Automax’ shareholders, for a proposed merger in which the shareholders of Automax would exchange 100% of their shares in Automax for shares of Matomy (the “Merger”). On November 9, 2020, Matomy signed a binding agreement for the Merger, and on March 24, 2021 the preconditions under the merger agreement were met to complete the Merger. Following the closing of the Merger, Automax shareholders held approximately 53% of the outstanding share capital of Matomy and potentially up to a maximum of 73%, due to additional share issuances which are subject to achievement of certain revenue and profit milestones by Matomy, or if the value of the Matomy’s shares reach specific values after the Merger.

Following the Company’s decision from October 2020 to sell up to 50% from her interest in Matomy in the near future, half of this investment was classified as of December 31, 2020 as an assets available for sale and half of the investment treated as equity method.

On January 19, 2021 and March 9, 2021, the Company sold 2,300,000 and 11,000,000 shares of Matomy, respectively. Subsequently, following such sales and the merger of Matomy with Automax, which is now traded on TASE (AMX.TA), the Company’s aggregate holdings in Automax decreased to 4.73% of its issued and outstanding share capital. Therefore, the investment since March 9, 2021 was treated as fair value through profit and loss. see also note 4. The total gained recognized through profit and loss related to these sales sum up to USD 2,025 thousand.

During August and October 2021 the Company purchased additional shares in the amount of USD 280 thousand and the interest in Automax increased to 5.63%.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

The activity in the investment account of Automax during the year ended December 31, 2021 was as follows:

December 31, 2021
USD in thousands
Investment as of January 1, 2021 Equity method	546
Held for sale asset	547
Total as of January 1, 2021	1,093
Sale of held for sale asset	(102)
Share of net profit of associate accounted for using the equity method	275
Total amount as of March 9, 2021	1,266
Eliminate investment held for sale and equity as a result of transition to fair value	(1,266)
Fair value of the investment at the day of the transition	1,553
Additional purchase	279
Securities revaluation	(269)
Currency translation	113
End of the period in Fair value	1,676

Reconciliation to carrying amounts:

March 24, 2020 - December 31, 2020
USD in thousands
Fair value as of March 24, 2020	137
Additions	1,464
Amortization of excess purchase price of an associate	(546)
Profit for the period – through share of other comprehensive income of associates accounted for using the equity method	38
Balance as of December 31, 2020	1,093
Classified to held for sale	(547)
Equity investment as of December 31, 2020	546

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

H.	Polyrizon – Protective Biological Gels

Polyrizon Ltd. (“Polyrizon”) is a private company engaged in developing biological gels designed to protect patients against biological threats and reduce the intrusion of allergens and viruses through the upper airways and eye cavities.

In July 2020, the Company entered into an ordinary share purchase agreement with Polyrizon, pursuant to which the Company purchased 19.9% of Polyrizon’s issued and outstanding share capital on a fully diluted basis for aggregate gross proceeds of USD 104 thousand. Polyrizon did not have a significant operation in the period before the purchase. The Company concluded the concentration test per IFRS 3 was met, and accordingly the transaction was accounted for as an asset acquisition. As part of the agreement, the Company was granted with an option (the “Original Option”) to invest an additional amount of up to USD 1 million in consideration for 3,107,223 shares of Polyrizon. The Original Option is exercisable until the earlier of (i) April 23, 2023, or (ii) the consummation by Polyrizon of equity financing of at least USD 500 thousand based on a pre-money valuation of at least USD 10 million. The acquisition was accounted for by the equity method.

The Original Option is measured at fair value through profit and loss and was calculated using the Black & Scholes option price model. As of December 31, 2020, the total value of the options was USD 36 thousand. On December 15, 2021, the Company and Polyrizon entered into an addendum to the purchase agreement pursuant to which, the investor was granted a new option (the “Alternative Option”) to invest an amount of USD 2 million at a price per share equal to 125% the price per share at the IPO. The new option is only exercisable subject to the successful completion of an IPO and for a period of 3 years thereafter, subsequently, the original option will be terminated and become null and void. If an IPO will not occur till June 30, 2022, the Company will be entitled to exercise the original option. The Original Option and the Alternative Option was calculated based on management’s expectations for the IPO scenario. As of December 31, 2021, the total value of the options was USD 516 thousand. See also note 4.

In addition, the Company entered into an exclusive reseller agreement with Polyrizon. As part of the reseller agreement, the Company received an exclusive global license to promote, market, and resell the Polyrizon products, focusing on a unique biogel to protect from the COVID-19 virus. The term of the license is for four years, commencing upon receipt of sufficient FDA approvals for the lawful marketing and sale of the products globally. The Company also has the right to purchase the Polyrizon products on a cost-plus 15% basis for the purpose of reselling the products worldwide. In consideration of the license, Polyrizon will be entitled to receive annual royalty payments equal to 10% of the Company annualized operating profit arising from selling the products. As of December 31, 2021, Polyrizon’s products have not received the requisite FDA approvals, and therefore manufacturing and commercialization efforts have not yet commenced.

On March 9, 2021, Polyrizon entered into a securities purchase agreement with certain investors and shareholders (the “March 2021 SPA”) pursuant to which Polyrizon issued 7,688,712 ordinary shares in exchange for gross proceeds of USD 250 thousand. The Company invested USD 120.5 thousand. After this investment the Company held approximately 35.68% of Polyrizon shares.

Additionally, as part of the March 2021 SPA, Polyrizon issued 589,466 ordinary shares to the Polyrizon’s chief executive officer. Polyrizon recorded a share-based compensation expense of USD 19 in the Statements of Comprehensive Loss for the year ended December 31, 2021 in respect of the grant.

On August 25, 2021, Polyrizon entered into a securities purchase agreement with certain investors and shareholders pursuant to which Polyrizon will issue up to 14,696,340 Ordinary shares for gross proceeds of up to USD 800 thousands. Polyrizon received approximately USD 780 thousands and issued 14,328,396 Ordinary shares. The Company invested an amount of USD 297 thousands on August 25, 2021. As of December 31, 2021 the Company holds 37.03% on Polyrizon shares.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

The activity in the investment account of Polyrizon during the year ended December 31, 2021 was as follows:

For the year ended December 31, 2021
USD in thousands
Balance as of January 01, 2021	103
Group share in losses	(50)
Excess cost amortization	(24)
Additional purchase on March 9, 2021	297
Additional purchase on August 25, 2021	121
Balance as of December 31, 2021	447

I.	Charging Robotics Ltd:

On January 7, 2021, the Company entered an agreement to purchase a provisional patent filed with the United States Patent and Trademark Office and know-how relating to wireless vehicle battery charging technology in consideration for USD 75 thousand. Furthermore, the Company entered a collaboration agreement with the seller, whereby the Company committed to invest USD 150 thousand in a newly incorporated wholly owned subsidiary of the Company, Charging Robotics Ltd. (hereinafter – “Charging Robotics”), incorporated on February 1, 2021, which will focus on the Company new electric vehicle and wireless charging activities. Pursuant to the collaboration agreement, the seller is entitled to a monthly consultant fee as well as options to purchase 15 shares, which represents 15% of Charging Robotics’ fully diluted share capital as of its incorporation date, at an exercise price of USD 150 thousand. The option was fully vested on July 30, 2021. The fair value of the options granted is estimated on the grant date, using the Black-Scholes Model, according to the following parameters: (a) risk-free interest rate – 0.85%; (b) expected dividend – 0%; (c) expected volatility – 85%; (d) forecasted life –4.44 years. For the year ended December 31, 2021, approximately USD 91 thousand were recognized and recorded as expenses.

During 2021 the Company invested additional amount of USD 423 thousands.

On February 19, 2021, the Company entered into the Venture Agreement, with Mr. Amir Zaid and Mr. Weijian Zhou (the founders of Emuze Ltd., a privately held company that designs and develops electric mobility micro vehicles), and Charging Robotics (the “Venture Agreement”), under which the Company formed a venture, under the name Revoltz, to develop and commercialize three modular electric vehicle (“EV”) micro mobility vehicles for urban individual use and “last mile” cargo delivery.

Under the terms of the Venture Agreement, the Company invested an initial amount of USD 250 thousand in consideration of 19,990 ordinary shares of Revoltz Ltd. (“Revoltz”), representing 19.99% of Revoltz’s issued and outstanding share capital on a fully diluted basis. The Venture Agreement requires the Company to invest an additional USD 400 thousand in a second tranche, subject to Revoltz achieving certain post-closing milestones, for 37.5% of Revoltz’s issued and outstanding share capital. As of December 31, 2021, the milestones were not achieved, therefore no additional investments occurred. The investment in Revoltz was accounted for using the equity method.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

In addition, within twelve (12) months following the completion of the second tranche (but in any event not later than December 31, 2022), the Company shall be entitled to invest an additional amount of USD 700 thousand in consideration for Revoltz’s ordinary shares which will result in the Company holding 50.1% of Revoltz’s issued and outstanding share capital. As of December 31, 2021, the second tranche did not occur.

The venture’s intended focus is to develop unique EVs that have the ability to last a full working day within a single charge suitable for heavy-duty and rigid operations and provide tailored mission-specific designs as well as Hop on -Hop off modes, off-road versions along with a low cost of operation.

On June 17, 2021, Charging Robotics signed a definitive distribution agreement with Automax (the “Distribution Agreement”). The Distribution Agreement is for an exclusive distribution of Charging Robotics’ wireless robotic charging pad in Israel and Greece for a period of five years, with an extension option for an additional five years. Automax will market the wireless robotic charging pad for electric vehicles, once fully developed by Charging Robotics, and will be responsible for obtaining all the necessary licenses, permits and approvals for the import, marketing and distribution of such product.

As part of the Distribution Agreement, Automax will pay Charging Robotics a one-time payment of USD 50 thousand for its appointment as an exclusive distributor in Israel and Greece. The payment has not been made yet and the transaction was not closed. Additionally, upon closing of the transaction, Automax will have a five-year option to purchase up to 5% of Charging Robotics’ ordinary shares at a USD 30 million pre-money valuation on a fully diluted basis, upon completion of Charging Robotics’ first financing round. Furthermore, Automax will have an additional option, for five years, to purchase ordinary shares of up to 5% of the amount of shares that Charging Robotic will issue in any subsequent round, following the first financing round, at a price per share to be determined in any such round. As of December 31, 2021, Charging Robotics did not complete any finance round.

J.	Elbit Imaging Ltd.:

During June 2021 the Company purchased 5.12% of the outstanding shares of Elbit Imaging Ltd in total amount of USD 1.06 million.

Elbit Imaging Ltd. was incorporated in Israel. Elbit Imaging Ltd shares are listed for trading on the Stock Exchange Securities in Tel Aviv and until March 2019 were also listed in the United States (Nasdaq). Following a re-arrange plan approved in 2014 Elbit Imaging Ltd mainly repaid debt by sale of assets and continued streamlining and cost reduction measures as much as possible and currently even exploring options for reinvestment and / or Mergers.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; and (ii) land plots in India which are designated for sale (and which were initially designated for residential projects).

On June 30, 2021 the Company submitted a request to convene a special meeting to replace some of the directors in Elbit Imaging Ltd. The meeting took place on August 4, 2021 and the Company appointed 3 directors out of the 8 directors in Elbit Imaging Ltd. Therefore, since that date, the Company concluded to have a significant influence in Elbit Imaging Ltd. and the investment was accounted for as an equity investment.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

During July 2021, the Company invested additional amount of USD 134 Thousands and the holdings increased to 5.72%.

On October 12, 2021, the Company’s Board of Directors approved to sell all the Company’s interests in Elbit Imaging Ltd. Following one year of the meeting decision.

The activity in the investment account:

Year ended December 31, 2021
USD in thousands
Purchase of shares during June and July 2021	1,200
Revaluation – profit and Loss till August 4, 2021	(72)
Reclassification of investment to equity	1,128
Group share in losses	(83)
Impairment	(104)
USD/NIS translation adjustments	34
Balance as of December 31, 2021	975

K.	SciSparc Ltd.

SciSparc Ltd. (“SciSparc”) is an Israeli company, whereby listed its American Depository Shares on the OTCQB until December 7, 2021, after which SciSparc uplisted to Nasdaq.

Buffalo Investments Ltd. (“Buffalo”), an Israeli private company, owned 150,000 options to purchase 150,000 shares of SciSparc at an exercise price of USD 5.02 per share. On December 7, 2021, the Company entered into an option purchase agreement with Buffalo (the “Buffalo Agreement”) for the purchase of the 150,000 options of in consideration for USD 0.72 per option/warrant. The Company paid USD 72 thousand in this transaction. Additionally, the Company obligated to immediately exercise all such options into shares and the Company paid USD 753 thousands in this transaction. According to the Buffalo Agreement, Buffalo undertook to purchase 85% of the shares back from the Company within 3 months following the Buffalo Agreement (the “Purchase Period”) in consideration for USD 6.05 per share. On April 27, 2022, the Buffalo Agreement was amended such that the Company extended the Purchase Period until June 7, 2021.

The Company treated the investment as follow:

1.	The 15% shares of SciSparc are measured at fair value through profit and loss.

2.	The 85% shares of SciSparc - accounted as a short term forward contract such that the difference between the quoted price and the sale price will be recognized as a provision and the difference between the total cost paid by the Company (USD 5.5 per share) and the price in the forward transaction (USD 6.05 per share) will be recognized as financing income.

The following table provides the activity in the investment:

December 7, 2021 – December 31, 2021
USD in thousands
Cash investment	825
Revaluation – capital gain	16
Revaluation – Finance income	70
Revaluation – Forward contract	23
Provision- Forward contract	(23)
Investment as of December 31, 2021	911

On December 26 2021 the Company’s Board of Directors approved to sell all the interests in SciSparc Ltd. Following one year of the meeting decision, therefore the investment was classified as short-term investment. See also note 4.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES: (continued):

L.	Fuel Doctor Holdings Inc.

On December 21, 2021, the Company purchased 90,000,000 shares of Fuel Doctor Holdings Inc. (“Fuel Doctor”), which represent 35.06% of the issued and outstanding shares of Fuel Doctor for a total consideration of USD 262.5 thousands (the “Fuel Doctor Investment”). The Company gained a significant influence over Fuel Doctor and aforementioned investment was accounted for using the equity method.

As of the purchase date Fuel Doctor has minimal liabilities (USD 5 thousand) and has no assets and a negative equity. Since the Fuel Doctor Investment is not considered a business acquisition under the IFRS-3R, from an accounting point of view the transaction should be presented as a consideration paid less Fuel Doctor equity. Because the equity is negative as of the purchase date it will be only the consideration paid. The transaction was recognized during 2021 as an expense in the consolidated statements of income/loss and other comprehensive income/loss under the item of amortization of the excess cost of an associate.

M.	Safee Cyber Technologies Ltd.

On October 13, 2021, the Company entered into a share purchase agreement with Safee Cyber Technologies Ltd., or Safee, a technology company focused on non-fungible tokens (NFTs), pursuant to which the Company invested USD 400,000 in exchange for approximately 2.35% of Safee’s shares capital on a fully diluted basis. The investment was treated at fair value through profit and loss.

N.	GERD IP Inc.

On May 11, 2021 Gerd IP signed a Confidential Settlement Agreement to resolve a lawsuit, concerning alleged infringement of its intellectual property, filed by GERD IP in July 2020 with the United States District Court for the District of Delaware against a US medical device company.

The claim for alleged intellectual property infringement referred to two patents issued by the United States Patent and Trademark Office, owned by GERD IP.

During 2021 Gerd IP received USD 1 million compensation related to this settlement agreement, and after reduction of legal cost the net amount received summed up to USD 494 thousands.

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

As of December 31, 2021, 2020 and 2019 if the Group’s functional (USD) had weakened/strengthened by 10% against the NIS, with all other variables held constant, the loss for the year would decrease/increase by USD 379 thousand, USD 408 thousand and USD 27 thousand, accordingly.

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

Liquidity risk arises from financial liabilities due to payable balances as of December 31, 2021, 2020 and 2019 sum up to USD 7,556 thousands, USD 2,051 thousands and USD 1,435 thousands, accordingly.

2)	Estimates of fair value

Below is analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 3).

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued):

Financial assets

The Company has several financial assets measured at fair value through profit or loss, which meet the level 1 and level 3 criteria as of December 31, 2020, and 2021 as follow:

During 2020 The Company invested in Safo in the amount of USD 100 thousand in respect of 91,743 warrants and shares (represent holding of 0.47% Safo issued and outstanding share capital). The investment in share meets level 1 criteria. The investment in warrants meets level 3 criteria.

During 2021 the Company sold shares of Automax and since March 2021 the investment is measured at fair value through profit or loss and meets level 1 criteria. See also note 3.F.

During 2021 the Company invested in Safee and holds of 2.35% Safee issued and outstanding share capital. The investment meets level 1 criteria.

During 2021 the Company invested in Tondo and holds of 2.29% Tondo issued and outstanding share capital. The investment meets level 1 criteria.

During 2021 the Company invested in SciSparc and holds of 4.85% SciSparc issued and outstanding share capital. The investment meets level 1 criteria. See also note 3.K.

During 2021 the Company invested in Maris-Tech an amount of USD 240 thousands to purchase 78,370 shares and warrants and holds of 2.09% Maris-Tech issued and outstanding share capital. The investment and warrants were measured according to fair value through profit or loss and meet level 3 criteria.

The following table presents the level 1 and 3 fair value financial assets as of December 31, 2020 and 2021:

	December 31, 2021			December 31, 2020
	Level 1	Level 3	Total	Level 1	Level 3	Total
	USD in thousands
Gix Media’s shares (see note 3.E)	-	-	-	-	2,438	2,438
Gix warrants (see note 3.E)	-	-	-	-	14	14
Gix conversion right (see note 3.E)	-	-	-	-	1,393	1,393
Gix anti-dilution protection (see note 3.E)	-	469	469	-	473	473
ABI	-	126	126
Safo investment	53	-	53	113	-	113
Safo warrants	-	34	34	-	98	98
ScoutCam warrants	-	-	-	-	-	-
Maris investment	-	303	303	-	-	-
Tondo investment	429	-	429	-	-	-
Safee investment	400	-	400	-	-	-
SciSparc investment	911	-	911	-	-	-
Polyrizon warrants	-	516	516	-	-	-
Automax (see note 3.F)	1,676	-	1,676	-	-	-
Total	3,469	1,448	4,917	113	4,416	4,529

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued):

The following table presents the Level 1 financial assets roll-forward:

	Investment in SAFO	Tondo	Safee	SciSparc ltd	Automax (Matomy)	Total
	USD in thousands

Balance as of January 1, 2021	113	-	-	-	-	113

Initial recognition at fair value upon dilution of equity investment	-	-	-	-	1,553	1,553
Purchase of securities	-	472	400	825	279	1,976
Sale of securities	-	(42)	-		-	(42)
Net change in fair value of financial assets at fair value recognized through profit or loss	(60)	(1)	-	86	(156)	(131)
Balance as of December 31, 2021	53	429	400	911	1,676	3,469

The following table presents the Level 3 financial assets roll-forward during 2021:

	Gix Media’s shares	Gix Warrants	ScoutCam warrants	Maris investment and warrants	Conversion Right	Polyrizon warrants	ABI	Anti-dilution	SAFO Warrants	Total
	USD in thousands
Balance as of January 1, 2021	2,438	14	-	-	1,393	-	-	473	98	4,416
Initial recognition at fair value of ScoutCam warrants upon deconsolidation (Note 3.C)	-	-	97	-	-	-	-	-	-	97
Exercise of warrants (Note 3)	-	-	(51)	-	-	-	-	-	-	(51)
Initial recognition of financial asset	-	-	-	240	-	-	126	-	-	366
Net changes at fair value recognized through profit or loss	373	(14)	(46)	63	213	516	-	(4)	(64)	1,037
Exercise of Conversion Right (see note 3.F)	(2,811)	-	-	-	(1,606)	-	-	-	-	(4,417)
Balance as of December 31, 2021	-	-	-	303	-	516	126	469	34	1,448

Total unrealized profits for the period included in profit or loss for assets held at the end of the reporting period amounted to USD 3,246 thousand.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued):

The following table presents the Level 3 financial assets roll-forward during 2020:

	Gix Media’s shares	Gix Warrants	Reverse earn out	Conversion Right	Anti- dilution	SAFO Warrants	Total
	USD in thousands
Balance as of January 1, 2020	2,637	71	-	619	289	-	3,616
Initial recognition of financial asset	196	-	(196)	-	-	98	98
Changes in fair value recognized through profit or loss	(395)	(57)	196	774	184	-	702
Balance as of December 31, 2020	2,438	14	-	1,393	473	98	4,416

The following table presents the Level 3 financial assets roll-forward during 2019:

	Linkury’s shares	Algomizer Warrants	Reverse earn out	Conversion Right	Anti- dilution	Total
	USD in thousands
Balance as of January 1, 2019	-	-	-	-	-	-
Initial recognition of financial asset	2,501	162	13	617	231	3,524
Changes in fair value recognized within profit or loss	136	(91)	(13)	2	58	92
Balance as of December 31, 2019	2,637	71	-	619	289	3,616

Total unrealized profits for the period included in profit or loss for assets held at the end of the reporting period amounted to USD 105 thousand.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued):

Financial liabilities

Level 1 financial instruments:

As of December 31, 2021, and December 31,2020, the Group has financial liability measured at level 1 – Warrants C (see note 12(b)).

The fair value of financial instruments traded in active markets is based on quoted market prices at the statement of financial position date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Level 3 financial instruments:

The Company has several financial liabilities measured at fair value through profit or loss, which meet the level 3 criteria as of December 31, 2021 – warrants issued to investors (see note 12(b)(1)-(2)) and commitment to issue warrants to lenders of Jeffs’ Brands upon IPO (see note 3E).

The following table presents the financial liabilities that were measured at fair value through profit or loss:

	December 31,			December 31,
	2021			2020
	Level 1	Level 3	Total	Level 1	Level 3	Total
	USD in thousands			USD in thousands
Fair value of warrants	555	137	692	1,003	36	1,039

The following table presents the Level 3 financial liabilities roll-forward during 2021:

Warrants
USD in thousands
Opening balance as of January 1, 2021	36
Changes in fair value of warrants issued to investors	(36)
Closing balance as of December 31, 2021	-

The following table presents the Level 3 financial liabilities roll-forward during 2020:

Warrants
USD in thousands
Opening balance as of January 1, 2020	40
Changes in fair value of warrants issued to investors	(6)
Closing balance as of December 31, 2020	36

The following table presents the Level 3 financial liabilities roll-forward during 2019:

Warrants
USD in thousands
Opening balance as of January 1, 2019	97
Changes in fair value of warrants issued to investors	(57)
Closing balance as of December 31, 2019	40

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued):

Valuation processes of the Group:

Set forth below are details regarding the valuation processes of the Group as of December 31,2021:

1)

Warrants issued on December 6, 2016: as part of a registered direct offering - the Company used the Black-Scholes model, using the following principal assumptions: expected volatility of 63.32%, risk-free interest of 0.19%, expected term of 5.5 years following the grant date. The liability amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration. see Note 12(b).

Warrants issued on March 29, 2017: as part of a public offering - the Company used the Black-Scholes model, using the following principal assumptions: expected volatility of 63.2%, risk-free interest of 0.19%, expected term of 5 years following the grant date. The liability amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration. For details, see Note 12(b).

Warrants issued on November 28, 2017: as part of a direct offering - the Company used the Black-Scholes model, using the following principal assumptions: expected volatility of 63.2%, risk-free interest of 0.19%, expected term of 5.5 years following the grant date. The liability amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration. For details, see Note 12(b).

Series C warrants - financial instruments measured at fair value through profit or loss. For details, see Note 12(b).

2)	Anti-dilution feature - the Company used the Black-Scholes model, using the following principal assumptions: share price: NIS 1.45, 25% probability for the occurrence of an anti-dilution event, expected volatility of 46.85%, risk-free interest of 0.67%, expected term of 3 years following the issuance date.

3)	ScoutCam warrants- the Company used the Black-Scholes model, using the following principal assumptions: share price of USD 6.3, expected volatility of 49.5%, risk-free interest of 0.65%, expected term of 3 years following the grant date. The asset amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration.

4)	Gix warrants - the Company used the Black-Scholes model, using the following principal assumptions: share price of NIS 1.45, expected volatility of 46.85%, risk-free interest of 0.67%, expected term of 3 years following the grant date. The asset amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration.

5)	Investment in SAFO, Tondo, SciSparc and Automax - financial instruments measured at fair value through profit or loss.

6)	Safee investment - on October 12, 2021 the Company invested in Safee. Since Safee is a small private company, which does not raise funds on a regular basis and does not have significant activity that indicates a change in fair value, the Company assumes that there is no reason to believe that there is a material change in value and that the investment value adequately represents the fair value at the reporting date. This assumption is reviewed at each cut-off date.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued):

7)

Maris investment - on March 24, 2021 the Company invested in Maris. On February 01, 2022 Maris completed initial public offering of units consisting of warrants and shares for USD 4.2 per unit and started to trade on Nasdaq at USD 3.15 per share. The Company assumed the share price as of the first trading date of Maris shares represents the fair value of Maris shares as of December 31, 2021. The fair value of the warrants was calculated using the Black & Scholes option price model, based on the following assumptions:

Non-IPO scenario: share price: USD 3.15, expected volatility of 63.2%, risk-free interest of 0.24%, expected term of 2.5 years following the grant date.

IPO scenario: share price: USD 3.15, expected volatility of 55.81%, risk-free interest of 0.81%, expected term of 5 years following the grant date.

8)	SAFO warrants- the Company used the Black-Scholes model, using the following principal assumptions: share price: USD 7.56, expected volatility of 78.86%, risk-free interest of 0.97%, expected term of 3 years following the grant date. The asset amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration.

9)

Polyrizon Options- the Original Option (as defined in note 3H) was measured at fair value through profit and loss and was calculated using the Black & Scholes option price model. The Original Option and the Alternative Option (as defined in note 3H) was calculated based on management’s expectations for the IPO scenario.

Non-IPO scenario: share price: USD 0.0544, expected volatility of 87.86%, risk-free interest of 0.85%, expected term of 2.77 years following the grant date.

IPO scenario: share price: 120% of expected IPO share price, expected volatility of 93.76%, risk-free interest of 0.97%, expected term of 3.55 years following the grant date.

10)	Options to employees and advisors. For details, see Note 12(c).

Set forth below are details regarding the valuation processes of the Group as of December 31, 2020:

1)	Warrants issued on December 6, 2016: as part of a registered direct offering - the Company used the Black-Scholes model, using the following principal assumptions: expected volatility of 80.94%, risk-free interest of 0.13%, expected term of 5.5 years following the grant date. The liability amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration. see Note 12(b)(2).

2)	Warrants issued on March 29, 2017: as part of a public offering - the Company used the Black-Scholes model, using the following principal assumptions: expected volatility of 82.35%, risk-free interest of 0.13%, expected term of 5 years following the grant date. The liability amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration. For details, see Note 12(b)(1).

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued):

3)	Warrants issued on November 28, 2017: as part of a direct offering - the Company used the Black-Scholes model, using the following principal assumptions: expected volatility of 91.72%, risk-free interest of 0.23%, expected term of 5.5 years following the grant date. The liability amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration. For details, see Note 12(b)(2).

4)	Series C warrants - financial instruments measured at fair value through profit or loss. For details, see Note 12(b)(3).

5)	Investment in Safo - financial instruments measured at fair value through profit or loss.

6)	Linkury shares - the Company used the Discounted Cash Flow (DCF) model for a period of 7 years, using the following principal assumptions: weighted average cost of capital (WACC) – 21.3%. The asset amount is adjusted at each statement of financial position date based on the then relevant assumptions. A shift of the WACC by +/- 1% results in a change in fair value of Linkury shares of USD 445. For details, see Note 3.

7)	Gix warrants - the Company used the Black-Scholes model, using the following principal assumptions: expected volatility of 52.31%, risk-free interest of 0.23%, expected term of 3 years following the grant date. The asset amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration. For details, see Note 3.

8)	Anti-dilution - the Company used the Black-Scholes model, using the following principal assumptions: 25% probability for the occurrence of an anti-dilution event, expected volatility of 52.31%, risk-free interest of 0.13%, expected term of 3 years following the issuance date. An increase of the probability for the occurrence of anti-dilution event by 10% would have increased the fair value of Anti-dilution by USD 189 thousands. For details, see Note 3.

9)	Conversion right - the exercise of a replacement option will be carried out in two tranches the Company used the Monte Carlo method for a period of 3 years following the grant date, using the following principal assumptions: first beat expected volatility 66.77%, risk-free interest 0.04% second beat expected volatility 57.66%, risk-free interest 0.06%. For details, see Note 3.

10)	Options to employees and advisors. For details, see Note 12(c).

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued):

Set forth below are details regarding the valuation processes of the Group as of December 31,2019:

1)	Warrants which were issued on December 6, 2016, as part of a registered direct offering - the Company used the Black-Scholes model, using the following principal assumptions: expected volatility of 82.19%, risk-free interest of 0.23%, expected term of 5.5 years following the grant date. The liability amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration.

2)	Warrants which were issued on March 29, 2017, as part of a public offering - the Company used the Black-Scholes model, using the following principal assumptions: expected volatility of 84.49%, risk-free interest of 0.19%, expected term of 5 years following the grant date. The liability amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration. For details, see Note 13(b)(1).

3)	Warrants which were issued on November 28, 2017, as part of a direct offering - the Company used the Black-Scholes model, using the following principal assumptions: expected volatility of 85.23%, risk-free interest of 0.32%, expected term of 5.5 years following the grant date. The liability amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration. For details, see Note 13(b)(2).

4)	Series C warrants - level 1 financial instruments measured at fair value through profit or loss. For details, see Note 13(b)(3).

5)	Linkury shares - the Company used the Discounted Cash Flow (DCF) model for a period of 7 years, using the following principal assumptions: weighted average cost of capital (WACC) – 20.9%. The asset amount is adjusted at each statement of financial position date based on the then relevant assumptions. A shift of the WACC by +/- 5% results in a change in fair value of Linkury shares of USD 55 thousands. For details, see Note 4.

6)	Algomizer warrants - the Company used the Black-Scholes model, using the following principal assumptions: expected volatility of 34.74%, risk-free interest of 0.24%, expected term of 3 years following the grant date. The asset amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration. For details, see Note 4.

7)	Anti-dilution - the Company used the Black-Scholes model, using the following principal assumptions: 25% probability for the occurrence of an anti-dilution event, expected volatility of 34.74%, risk-free interest of 0.24%, expected term of 3 years following the issuance date. An increase of the probability for the occurrence of anti-dilution event by 10% would have increased the fair value of Anti-dilution by USD 116 thousands. For details, see Note 4.

8)	Reverse earn out - the Company used the Monte Carlo model for a period of 0.32 years following the grant date, using the following principal assumptions: expected volatility 22.9%, risk-free interest 0.12%. For details, see Note 4.

9)	Conversion right - the Company used the Monte Carlo method for a period of 3 years following the grant date, using the following principal assumptions: expected volatility 34.74%, risk-free interest 0.24%. For details, see Note 4.

10)	Options to employees and advisors. For details, see Note 12(c).

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - CASH AND CASH EQUIVALENTS:

	December 31
	2021	2020
	USD in thousands
Cash in banks	24,025	22,363

The currencies in which the cash and cash equivalents are denominated or to which they are linked are as follows:

	December 31
	2021	2020
	USD in thousands
USD	22,151	19,448
NIS	1,874	2,906
Other currencies	-	9
	24,025	22,363

The carrying amount of cash and cash equivalents approximates their fair value.

NOTE 6 - OTHER CURRENT ASSETS:

	December 31
	2021	2020
	USD in thousands

Government Institutions	79	176
Prepaid expenses	126	256
Advances to suppliers	18	159
Other	192	205
	415	796

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - INVENTORY:

Composed as follows:

	December 31
	2021	2020
	USD in thousands

Raw materials and supplies	-	44
Finished goods	1,227	278
Provision for impairment	-	(79)
	1,227	243

As of December 31, 2021, the inventory is derived from Jeffs’ Brands.

As of December 31, 2020, the inventory is derived from ScoutCam.

NOTE 8 - PROPERTY AND EQUIPMENT:

a.	Composition of property and equipment and accumulated depreciation thereon, grouped by major classifications and changes therein, and their movements during 2021:

	Machinery and equipment	Leasehold improvements and furniture	Computer programs	Total
	USD in thousands
Cost:
Balance as of January 01, 2021	947	172	605	1,724
Additions	99	1	39	139
Removal upon deconsolidation	(311)	(38)	(107)	(456)
Balance as of December 31, 2021	735	135	537	1,407
Accumulated Depreciation:
Balance as of January 01, 2021	703	149	527	1,379
Additions	19	3	16	38
Removal upon deconsolidation	(30)	(26)	(31)	(87)
Balance as of December 31, 2021	692	126	512	1,329
Property and Equipment, net, as of December 31, 2021	43	9	25	77

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - PROPERTY AND EQUIPMENT: (continued):

b.	Composition of property and equipment and accumulated depreciation thereon, grouped by major classifications and changes therein, and their movements during 2020:

	Machinery and equipment	Leasehold improvements and furniture	Computer programs	Total
	USD in thousands

Cost:
Balance as of January 01, 2020	748	135	517	1,400
Additions	198	20	75	293
Additions related to first time consolidation	-	17	14	31
Balance as of December 31, 2020	946	172	606	1,724
Accumulated Depreciation:
Balance as of January 01, 2020	674	99	490	1,263
Additions	29	33	17	79
Additions related to first time consolidation	-	17	10	27
Balance as of December 31, 2020	703	149	527	1,379
Property and Equipment, net, as of December 31, 2020	243	23	79	345

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – GOODWILL AND INATANGIBLE ASSETS:

A.	Composition and movements:

	Technology	Software license	Patent	Brand name	Goodwill	Total
	USD in thousands
Cost:
Balance as of January 01, 2021	199	-	-	-	296	495
Additions	279	1,460	75	4,728	55	6,597
Currency translation	-	46	-	-	11	57
Additions related to first time consolidation	-	-	-	1,311	564	1,875
Balance as of December 31, 2021	478	1,506	75	6,039	926	9,024
Accumulated Amortization:
Balance as of January 01, 2021	-	-	-	-	-	-
Additions	(69)	-	-	-	-	(69)
Impairment	-	-	-	(89)	-	(89)
Additions related to first time consolidation	-	-	-	(545)	-	(545)
Balance as of December 31, 2021	(69)	-	-	(634)	-	(703)
Intangible assets, net, as of December 31, 2021	409	1,506	75	5,405	926	8,321

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – GOODWILL AND INATANGIBLE ASSETS: (continued):

	Technology	Software license	Patent	Brand name	Goodwill	Total
USD in thousands
Cost:
Balance as of January 01, 2020	-	-	-	-	-	-
Additions	-	-	-	-	-	-
Additions related to first time consolidation	199	-	-	-	296	495
Disposals	-	-	-	-	-	-
Currency translation	-	-	-	-	-	-
Balance as of December 31, 2020	199	-	-	-	296	495
Accumulated amortization:
Balance as of January 01, 2020	-	-	-	-	-	-
Additions	-	-	-	-	-	-
Additions related to first time consolidation	-	-	-	-	-	-
Disposals	-	-	-	-	-	-
Currency translation	-	-	-	-	-
Balance as of December 31, 2020	-	-	-	-	-	-
Intangible assets, net, as of December 31, 2020	199	-	-	-	296	296

B.	Additions during the year:

on January 4, 2021, the Company closed a common stock purchase agreement with Pro, Purex and their respective stockholders (the “Pro and Purex SPA”). As of the acquisition date the Company recorded intangible assets in the amount of USD 1,311 Thousands and goodwill in the amount USD 688 thousands. For additional information see note 3E.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – GOODWILL AND INATANGIBLE ASSETS: (continued):

On January 7, 2021, Charging Robotics purchased a provisional patent filed with the United States Patent and Trademark Office and know-how relating to wireless vehicle battery charging technology in consideration for USD 75 thousand. For additional information see note 3I.

On February 2, 2021, Pro entered into purchase agreement of a virtual store “Whoobli” from a third party (hereafter - the “Whoobli Seller”). As part of the agreement, Pro purchased a seller account which operates on the Amazon.com website under the name “Whoobli”, which markets a private label of basketball shooting baskets, children’s punching bags and decoration for children’s birthday parties, including the intellectual property attributed to it and including trademarks attributed to products sold on the account’s sales page, for a total of USD 4,000 thousands. In addition, in accordance with the agreement, Pro purchased from Whoobli seller the remaining inventory for a total amount of approximately USD 350 thousands, which is the cost of the inventory purchased by Whoobli seller. On the date of the acquisition, Pro fully recognized all the amount of the acquisition as an intangible asset, and in the Company’s management opinion, the useful life of the intangible asset recognized is 10 years.

On February 2, 2021, Pro entered into a purchase agreement of a virtual store “Wellted” from a third party (hereafter - the “Wellted Seller”). As part of the agreement, Pro purchased a seller account which operates on the Amazon.com website under the name “Wellted”, which markets a private label of brushes used for removing and cleaning animal body hair from fabrics, including the intellectual property attributed to it and including trademarks attributed to products sold on the account’s sales page, for a total amount of USD 250 thousands. In addition, in accordance with the agreement, Pro purchased from Wellted seller the inventory that remained in his possession for a total of approximately USD 55 thousands, which is the cost of the inventory purchased by Wellted seller. On the date of the acquisition, Smart Pro fully recognized all the amount of the acquisition as an intangible asset, and in the Company’s management opinion, the useful life of the intangible asset recognized is 10 years.

On February 3, 2021, Smart Pro entered into purchase agreement of a virtual store “Pet-evo” from a third party (hereafter - the “Pet-evo Seller”). As part of the agreement, Pro purchased a seller account which operates on the Amazon.com website under the name “Pet-evo”, which markets a private label of used car door protectors from damage caused by animals, including the intellectual property attributed to it and including trademarks attributed to products sold on the account’s sales page, for a total of USD 450 thousands. In addition, in accordance with the agreement, Pro purchased from Pet-evo seller the inventory that remained in his possession for a total of approximately USD 35 thousands, which is the cost of the inventory purchased by Pet-evo seller. On the date of the acquisition, Pro fully recognized all the amount of the acquisition as an intangible asset, and in the Company’s management opinion, the useful life of the intangible asset recognized is 10 years.

On February 4, 2021, Eventer signed an addendum to the agreement with Screenz Cross Media Ltd. (a company owned and managed by Eli Uzan who serves as the Company’s President). The agreement was signed during November 2020 for the purpose of collaborating in the field of virtual conferences. According to the provisions of the addendum to the agreement, Eventer will receive an exclusive license for using the broadcasting system of Screenz with respect to the field of virtual conferences and development services, and in exchange will pay Screenz an amount of USD 1,500 (approximately NIS 4,280) over a period of 8 months, as well as 8% from the revenues earned from using the broadcasting system in the field of virtual conferences. On December 30, 2021 the Board of Directors of Eventer approved an amendment of the agreement between Eventer and Screenz Cross-Media Ltd. As per the amendment, instead of USD 1,500, the Company will pay in exchange for the license an aggregate amount of USD 1,800, and the repayment term is to be extended to a period of three years, in monthly installments of approximately USD 50 each.

In March 2021, Purex received an update from Amazon.com (Hereafter – “Amazon”) regarding a new Environmental Protection Agency (EPA) regulation. Following the new EPA regulation, Amazon categorized the Purex’ product as a pesticide product. Amazon requires that pesticide products be filed with evidence of an EPA registration number and/or EPA Establishment number or certification that the product is exempt from EPA regulation, otherwise the existing listing (of the product) may be subject to removal. Purex examined the related costs following that requirement to comply with such regulations, and decided to write off the intangible asset balance. Therefore the Group eliminated the intangible asset related sum to the amount of USD 87 thousands.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – GOODWILL AND INATANGIBLE ASSETS: (continued):

C.	amortization expenses of the intangible assets are classified in profit or loss as follows:

	Year ended on December 31,
	2021	2020	2019
	USD in thousands

Cost of sales	-	-	-
Sales and marketing	-	-	-
General and administrative	304	-	-
	304	-	-

NOTE 10 - TAXES ON INCOME:

a.	Corporate taxation in Israel:

The income of the Company is taxed at the standard Israeli corporate tax rate, which was 23% for 2018 and thereafter.

b.	Taxation of the subsidiaries:

1.	Gerd IP was incorporated in the United States and is subject to the Federal and State tax laws established in the United States. The corporate tax rate in USA was 21% in 2021 and 2020.

2.	Charging Robotics was incorporated in Israel and is subject to Israeli tax laws. The corporate tax rate in Israel was 23% in 2021.
3.	Eventer was incorporated in Israel and is subject to Israeli tax laws. The corporate tax rate in Israel was 23% in 2021 and 2020.

4.

Jeffs’ Brands was incorporated in Israel and is subject to Israeli tax laws. The corporate tax rate in Israel was 23% in 2021.

Jeffs’ Brands subsidiaries are taxed according to California tax laws and US federal. The corporate tax rate is 28% in 2021.

Capital gains are subject to capital gain tax according to the corporate tax rate for the year during which the assets are sold.

5.

ScoutCam Inc. was incorporated in the United States and is subject to the Federal and State tax laws established in the United States. The corporate tax rate in USA was 21% in 2021, 2020 and 2019.

ScoutCam Ltd., a subsidiary of ScoutCam Inc., was incorporated in Israel and is subject to Israeli tax laws. The corporate tax rate in Israel was 23% in 2021, 2020 and 2019.

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

NOTE 10 - TAXES ON INCOME: (continued):

d.	Carry forward tax losses

Carry forward tax losses of the Company aggregate NIS 199 million (approximately USD 62 million) and NIS 200 million (approximately USD 63 million) as of December 31, 2021, and 2020, respectively. The Company did not record deferred taxes asset in respect of these losses, as the utilization thereof is not expected to occur in the foreseeable future.

Carry forward tax losses of Eventer aggregate NIS 8.6 million (approximately USD 2.7 million) and NIS 3.9 thousand (approximately USD 1.1 million) as of December 31, 2021 and 2020, respectively. Eventer did not record deferred taxes asset in respect of these losses, as the utilization thereof is not expected to occur in the foreseeable future.

Carry forward tax losses of charging robotics aggregate 1,152 thousand NIS (approximately USD 360 thousands). charging robotics did not record deferred taxes asset in respect of these losses, as the utilization thereof is not expected to occur in the foreseeable future.

Carry forward tax losses of Gerd IP. Aggregate USD 857 thousands and USD 1,430 thousands as of December 31, 2021, and 2020, respectively. Gerd IP did not record deferred taxes asset in respect of these losses, as the utilization thereof is not expected to occur in the foreseeable future.

Carry forward tax losses of Jeffs’ Brands aggregate USD 1,081 thousands and USD 0 thousands as of December 31, 2021, and 2020, respectively. Jeffs’ Brands did not record deferred taxes asset in respect of these losses, as the utilization thereof is not expected to occur in the foreseeable future.

Carry forward tax losses of Jeffs’ Brands subsidiaries As of December 31, 2021, and 2020 the operating loss carry forward were USD 49 thousands and USD 0 thousands, respectively. Jeffs’ Brands subsidiaries did not record deferred taxes asset in respect of these losses, as the utilization thereof is not expected to occur in the foreseeable future.

Carry forward tax losses of ScoutCam Ltd. aggregate NIS 16 million (approximately USD 5 million) and NIS 5 million (approximately USD 1.5 million) as of December 31, 2020, and 2019, respectively. ScoutCam Ltd. did not record deferred taxes asset in respect of these losses, as the utilization thereof is not expected to occur in the foreseeable future.

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

The following is reconciliation between the “theoretical” tax, which would apply to the Group if all of its income were taxed at the regular rate applicable to the Company in Israel (see a2 above) and the amount of tax reflected in the Consolidated Statements of Loss and other comprehensive loss for the reported year:

	2021	2020	2019
	USD in thousands
Income (Loss) before taxes on income	4,151	(6,841)	(14,179)
Theoretical tax expense (benefit)	955	(1,575)	(3,261)
Disallowed deductions (tax exempt income):
Gain on adjustment of warrants to fair value	(275)	86	(33)
Share-based compensation	539	298	60
Amortization of excess purchase price of an associate	60	126	2,323
Profit recognized upon deconsolidation	(2,678)	-	-
Different tax rates applicable to subsidiaries	(85)	-	-
Other	-	2	7
Tax losses and timing differences incurred in the reporting year for which deferred taxes were not created	1,589	1,072	903
Taxes benefit (taxes on income)	105	9	(1)

NOTE 11 – ACCOUNTS PAYABLES AND OTHER CURRENT LIABILITIES:

a.	Accounts payables are denominated in the following currencies:

	December 31,
	2021	2020
	USD in thousands
NIS unlinked	461	115
USD	240	2
Euro	-	15
Other currencies	1	2
	702	140

b.	Other:

	December 31,
	2021	2020
	USD in thousands
Employees and related institutions	313	584
Accrued expenses	933	665
Other	286	279
	1,532	1,528

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - EQUITY:

a.	Share capital:

1)	Composed as follows:

	Number of shares				Amount
	Authorized		Issued and paid		Authorized		Issued and paid
	December 31,		December 31,		December 31,		December 31,
	2021	2020	2021	2020	2021	2020	2021	2020
	In thousands				NIS in thousands		USD in thousands
Ordinary shares of NIS 1.00 par value as of December 31, 2020 and no par value as of December 31, 2021.	1,000,000	1,000,000	477,003	316,443	-	1,000,000	-	93,021

2)	The ordinary shares confer upon their holders voting rights and the right to participate in shareholders’ meetings, the right to receive dividends and the right to participate in surplus assets in the event of liquidation of the Company.

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

During the third quarter of 2020, 1,219,333 prefunded warrants were exercised. Accordingly, 24,386,660 ordinary shares of the Company were issued. Until the end of 2020 all the prefunded warrants were exercised.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - EQUITY: (continued):

4)	On July 9,2020, the Company’s shareholders approved an increase of the authorized share capital of the Company by an additional NIS 750,000 thousand, such that the authorized share capital increased to NIS 1,000,000,000 ordinary shares.

5)	During 2020, 197,000 Warrants C (Note 12 (b)) were exercised. Accordingly, 3,940,000 ordinary shares of the Company were issued. The immediate net of issuance expenses proceeds from such exercise aggregated to approximately USD 0.7 million.

6)

On December 1, 2020, the Company entered into an underwriting agreement with Aegis Capital Corp., pursuant to which the Company agreed to sell to Aegis, in a firm commitment public offering 7,098,491 American Depositary Shares, each representing 20 ordinary shares of the Company of no par value for a public offering price of USD 1.83 per ADS. In addition, the Underwriter was granted an option to purchase additional 15 percent of the ADSs sold in the Offering solely to cover over-allotments, exercisable until 45 days following the date of the offering. Aegis exercised its over-allotment option in full to purchase an additional 1,064,774 ADSs, the closing of which occurred on December 16, 2020.

7)	On February 12, 2021, following the approval of an extraordinary general meeting of the Company shareholders held on February 12, 2021, the Company amended its articles of association to eliminate the par value of its ordinary shares, such that the authorized share capital of the Company following the amendment consists of 1,000,000,000 ordinary shares of no-par value.

8)

On January 11, 2021, the Company entered into an underwriting agreement with Aegis Capital Corp. (“Aegis”), pursuant to which the Company agreed to sell to Aegis, in a firm commitment public offering 3,659,735 ADSs, representing a total of 73,194,700 ordinary shares of no par value for a public offering price of USD 2.30 per ADS. In addition, the Underwriter was granted an option to purchase additional 15 percent of the ADSs sold in the Offering solely to cover over-allotments, exercisable until the earlier of 30-days or the last day of trading of the Company’s ordinary shares on the Tel-Aviv Stock Exchange. Aegis exercised its over-allotment option in full to purchase an additional 548,960 ADSs, the closing of which occurred on January 19, 2021. The total gross proceeds of the offering to approximately USD 9.68 million.

9)

On February 25, 2021, the Company entered into an underwriting agreement with Aegis pursuant to which the Company agreed to sell to Aegis, in a firm commitment public offering 3,258,438 ADSs for a public offering price of USD 2.60 per ADS. In addition, Aegis was granted an option to purchase additional 15 percent of the ADSs sold in the offering solely to cover over-allotments. Aegis exercised its over-allotment option in full to purchase an additional 488,765 thousand ADSs. The total gross proceeds of the offering to approximately USD 9.7 million.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - EQUITY: (continued):

b.	Share offering to the public and existing shareholders:

The following table summarizes warrants outstanding as of December 31,

2021
Series	Date of grant	Number of warrants conversion to equivalent ADSs	exercise price per warrant in USD	Expiration date

Series I(*)	December 2016	9,970	36	June 06, 2022
Series J(**)	December 2016	499	36	June 06, 2022
Warrants A(*)	March 2017	535,730	14	March 29, 2022
Placement 03/2017(**)	March 2017	37,501	17.5	March 29, 2022
Series L(*)	November 2017	101,251	9	May 27, 2023
Series M(**)	November 2017	14,177	10	November 24, 2022
Warrants C(*)	July 2018	2,640,674	3.5	July 18, 2023
Warrants C(**)	July 2018	425,651	3.5	July 18, 2023
HCW warrants(*)	July 2018	198,637	4.38	July 18, 2023
Algomizer (Note 3)(**)	September 2019	333,334	4	September 3, 2022
Total		4,297,424

*	These warrants, under certain circumstances, can be exercised via a cashless exercise mechanism as defined in the warrant agreement. Therefore, the warrants were classified as financial liabilities measured at fair value through profit or loss at each reporting period. See Note 4.

**	Recorded in equity.

2020
Series	Date of grant	Number of warrants conversion to equivalent ADSs	exercise price per warrant in USD	Expiration date

Series H(**)	September 2016	990	57.5	September 8, 2021
Series I(*)	December 2016	9,970	36	June 06, 2022
Series J(**)	December 2016	499	36	June 06, 2022
Series J(**)	December 2016	998	29.48	December 6, 2021
Warrants A(*)	March 2017	535,730	14	March 29, 2022
Placement 03/2017(**)	March 2017	37,501	17.5	March 29, 2022
Series L(*)	November 2017	101,251	9	May 27, 2023
Series M(**)	November 2017	14,177	10	November 24, 2022
Warrants C(*)	July 2018	2,640,674	3.5	July 18, 2023
Warrants C(**)	July 2018	425,651	3.5	July 18, 2023
HCW warrants(*)	July 2018	198,637	4.38	July 18, 2023
Algomizer (Note 3)(**)	September 2019	333,334	4	September 3, 2022
Total		4,299,412

*	These warrants, under certain circumstances, can be exercised via a cashless exercise mechanism as defined in the warrant agreement. Therefore, the warrants were classified as financial liabilities measured at fair value through profit or loss at each reporting period. See Note 4.
**	Recorded in equity.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - EQUITY: (continued):

c.	Share based payments:

1)	In August 2013, the Company board of directors approved and adopted the Company 2013 Share Option and Incentive Plan, or the 2013 Plan, which expires in August 2023. The 2013 Plan provides for the issuance of shares and the granting of options, restricted shares, restricted share units and other share-based awards to employees, directors, officers, consultants, advisors, and service providers of us and the Company U.S. Subsidiary. The Plan provides for awards to be issued at the determination of The Company board of directors in accordance with applicable law.

2)	The following are the grants of options to employees and other service providers:

Date of grant	Number of options granted		exercise price per option to ordinary shares	Currency exercise	Fair value on grant date in thousands	Number of options outstanding- December 31, 2021	Number of options exercisable at 31, December 2021	Expiration date

October 2017(***)	763,000		1.62	NIS	942 NIS	299,000	299,000	October 17, 2023
January 2019(****)	3,000,000	(*)	0.59	NIS	947 NIS	2,250,000	2,250,000	January 9, 2025
July 2019(****)	1,250,000	(*)	0.59	NIS	325 NIS	1,250,000	781,250	July 25, 2025
June 2020(****)	1,250,000		0.59	NIS	283 NIS	1,250,000	625,000	May 31, 2026
July 2020(****)	750,000	(*)	0.448	NIS	123 NIS	750,000	312,500	July 8, 2026
October 2020(****)	300,000		0.59	NIS	70 NIS	300,000	100,000	October 21, 2026
June 2021(****)	18,000,000	(*)	0.0892	USD	1,221 USD	18,000,000	4,500,000	June 29, 2027
June 2021(****)	5,600,000		0.0892	USD	380 USD	5,600,000	1,400,000	June 29, 2027
June 2021(****)	2,000,000		0.0892	USD	136 USD	2,000,000	333,333	June 1, 2027
October 2021(****)	1,800,000		0.0889	USD	91 USD	1,800,000	-	October 12, 2027
Total	34,713,000					33,499,000	10,601,083

(*)	Granted to related parties.
(**)	All the exercise price in Nis are linked to the CPI as set out in the option allotment plan.
(***)	Each 10 options are exercisable into 1 ordinary share.
(****)	Each 1 option is exercisable into 1 ordinary share.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - EQUITY: (continued):

The fair value of all of the options was calculated using the Black and Scholes options pricing model, and based on the following assumptions:

Date of grant	Fair value on grant date- in thousands	Share price on date of grant	Expected dividend	Expected volatility	Risk free interest	Vesting conditions	Expected term
October 2017	1,109 NIS	1.62 NIS	None	64%	1.16%	four equal batches, following one, two, three and four years from their grant date	6 years
January 2019	947 NIS	0.506 NIS	None	74%	1.45%	will vest in 12 equals quarterly instalments over a three-year period commencing October 1, 2018	6 years
July 2019	325 NIS	0.436 NIS	None	75%	1.12%	25% will vest on the first anniversary of the grant date and 75% will vest on a quarterly basis over a period of three years thereafter	6 years
June 2020	282 NIS	0.397 NIS	None	74%	0.53%	will vest in 12 equals quarterly instalments over a three-year period commencing June 1, 2020	6 years
July 2020	124 NIS	0.29 NIS	None	74%	0.37%	will vest in 12 equals quarterly instalments over a three-year period commencing July 9, 2020	6 years
October 2020	70 NIS	0.4 NIS	None	76%	0.42%	will vest in 12 equals quarterly instalments over a three-year period commencing October 22, 2020	6 years
June 2021	1,737 USD	0.09 USD	None	87%	0.69%	Will vest over a period of 3 years commencing on April 1, 2021(except for 2,000,000 options commencing on June 1, 2021), with 1/12 of such options vesting at the end of each subsequent three-month period following the grant	6 years
October 2021	91 USD	0.07 USD	None	85%	0.47%	Will vest over a period of 3 years commencing on October 12, 2021, with 1/12 of such options vesting at the end of each subsequent three-month period following the grant	6 years

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - EQUITY: (continued):

3)	The changes in the number of share options and the weighted averages of their exercise prices are as follows:

	For the year ended December 31,
	2021		2020		2019
	Number of options	Weighted average of exercise price per 1 ordinary share-(NIS)	Number of options	Weighted average of exercise price per 1 ordinary share-(NIS)	Number of options	Weighted average of exercise price per 1 ordinary share-(NIS)
Outstanding at the beginning of year	10,686,300	0.68	9,243,300	0.88	14,428,800	1.25
Granted	27,400,000	0.29	3,050,000	0.56	1,250,000	0.59
Forfeited	(1,805,500)	0.862	(777,000)	0.86	(5,151,000)	3.37
Expired	(90,800)	20.5	(830,000)	53.7	(1,284,500)	0.88
Outstanding at year end	36,190,000	0.35	10,686,300	0.68	9,243,300	0.88
Exercisable at year end	10,601,083	0.44	5,693,383	0.80	4,490,800	1.28

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - EQUITY: (continued):

4)

The amounts of expenses that were recorded for options to employees and other service providers are USD 1,944 thousand, USD 191 thousand and USD 259 thousand for the years ended December 31, 2021, 2020 and 2019, respectively (these amounts do not include expenses of USD 79 and USD 1,107 thousand recorded in ScoutCam in Q1 2021 and 2020, respectively. The expenses recorded in Eventer in the consolidate period of 2020 are immaterial).

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

NOTE 13 - EXPENSES BY NATURE:

	Year ended December 31,
	2021	2020	2019
	USD in thousands
Payroll and related expenses	2,656	2,420	1,347
Professional fees	5,990	2,963	1,945
Materials used and subcontracted work	3,248	1,128	322
Listing expenses	-	-	10,098
Preparation of patents	471	289	249
Rent and office maintenance	158	215	144
Depreciation and amortization	342	116	75
Vehicle maintenance	31	41	61
Travel	57	41	47
Advertising and participation in exhibitions	1,712	133	18
Other	1,224	650	263
Amazon Fees	2,426	-	-
Amortization of excess purchase price of an associate	263	546	-
TOTAL COST OF REVENUES, INVENTORY IMPAIRMENT, RESEARCH AND DEVELOPMENT, SELLING AND MARKETING AND GENERAL AND ADMINISTRATIVE EXPENSES	18,578	8,542	14,569

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – EARNING (LOSS) PER SHARE:

Basic net earning (loss) per share is computed by dividing net earnings (loss) attributable to ordinary shareholders of Medigus Ltd. by the weighted average number of ordinary shares outstanding for the reporting periods.

Diluted net earning (loss) per share is computed by dividing the basic net loss per share including adjustment of the dilutive effect of the Company’s revaluation of warrants, by the weighted-average number of ordinary shares and the potential dilutive ordinary shares outstanding during the period. Diluted shares outstanding include the dilutive effect of in-the-money options using the treasury stock method. For the year ended December 31, 2020 the Company reported a net loss, therefore does not have dilutive securities. For the year ended on December 31, 2021, the Company reported net earnings. Nevertheless, all the warrants and options that might be exercised by others into Medigus shares are out of the money, therefore have not dilutive effect.

The following table presents the numerator and denominator of the basic and diluted net loss per share computations:

	Year ended December 31,
	2021	2020	2019
Numerator (USD in thousands):
Net earnings (loss) attributable to Medigus Ltd.	6,794	(4,325)	(14,178)

Denominator (in thousands):
Weighted average number of ordinary shares used for basic and diluted earnings (loss) per share calculation	460,717	133,445	78,124

Net earnings (loss) per share attributable to Medigus Ltd. (USD):
Basic	0.01	(0.03)	(0.18)
Diluted	0.01	(0.03)	(0.18)

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

“Related Parties” – As defined in IAS 24 – ‘Related Party Disclosures” (hereinafter- “IAS 24”)

Key management personnel of the Company - included together with other entities, in the said definition of “Related Parties” mentioned in IAS 24, include some members of senior management.

a.	Transactions with related parties:

1):

	Year ended on December 31,
	2021	2020	2019
	USD in thousands
Benefits to related parties:
Payroll and related expenses to related parties employed by the Company*	1,241	629	389
Compensation to directors **	733	1,115	326

Directors’ and Officers’ insurance	788	405	158
Consultant services (see 4g and 4e below)	-	208	404
Interest and discount amortizations of loans from Jeffs’ Brands related parties ***	172	-	-
Finance expense on Screenz payable balance (see note 3D)	169	-	-
Eventer sales and marketing expenses to Keshet (see note 6 and note 3D)	279	-	-
Eventer revenues from related parties	23	-	-
Eventer general and administrative expenses to Screenz	13	-	-

*	Includes granted options benefit aggregated to USD 583 thousand, USD 189 thousand and USD 61 thousand for the years ended December 31, 2021, 2020 and 2019, respectively. As for the method used to determine the said value and the assumptions used in calculation thereof, see Note 12c.
**

Includes granted options benefit aggregated to USD 195 thousand, USD 734 thousand and USD 126 thousand for the years ended December 31, 2021, 2020 and 2019, respectively. As for the method used to determine the said value and the assumptions used in calculation thereof, see Note 12c. Also, in 2021 and 2020 including provision for bonus and payment of bonus of approximately USD 86 thousand and USD 34 thousand, respectively.

***	Julia Gerasimova, and Victor Hacmon are related parties of Jeffs’ Brands. See note 3E.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES: (continued):

2)	a. Compensation to key management personnel

The compensation to key management personnel for employment services they provide to the Company is as follows:

	Year ended on December 31,
	2021		2020		2019
	USD in thousands
For employment services:
Payroll and other short-term benefits	657	*	440	**	328	***
Share based payments	584		189		61
	1,241		629		389

*	Including provision for bonus of approximately USD 118 thousand.
**	Including provision for bonus of approximately USD 53 thousand.
***	Including provision for bonus of approximately USD 46 thousand.

4)	Indemnification, exemption and insurance for directors and officers of the Company

a.	The Company provides its directors and officers with an obligation for indemnification and exemption.

b.	The Company has a directors and officers’ liability insurance policy covering all Company’s directors and officers. The Company currently has directors’ and officers’ liability insurance providing total coverage of USD 7 million for the benefit of all of the Company directors and officers, in respect of which the Company are charged a twelve-month premium of USD 721, and which includes a deductible of up to USD 1 million per claim, other than securities related claims filed in the United States or Canada, for which the deductible will not exceed USD 2.5 million and USD 5 million in respect of claim with respect to Mergers and Acquisitions.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES: (continued):

5)	Transactions

a.	On May 30, 2019, the Company entered into an intercompany services agreement, or the Intercompany Agreement, with ScoutCam, for provision of services by the Company to ScoutCam. On April 19, 2020, the Intercompany Agreement was amended such that ScoutCam shall provide the Company with services to the Company, including usage of ScoutCam office space in consideration for a fee determined based on the actual usage by the Company. During 2021 no services have been provided under the Intercompany Agreement. On March 22, 2022, the Company received from ScoutCam Ltd. a prior written notice of termination of the Intercompany Agreement effective May 21, 2022.

b.	On June 3, 2019, the Company executed a capital contribution on account of additional paid in capital into ScoutCam of an aggregate amount of USD 720 thousand.

c.	On August 27, 2019, the Company provided ScoutCam with a line of credit in the aggregate amount of USD 500 thousand and, in exchange, ScoutCam agreed to grant the Company a capital note that will bear an annual interest rate of 4%. The repayment of the credit line amount shall be spread over one year in monthly payments beginning January 2020.

d.	On July 31, 2019, ScoutCam and Prof. Benad Goldwasser entered into a consulting agreement, whereby Prof. Goldwasser agreed to serve as chairman of the board of directors of ScoutCam, effective retroactively to March 1, 2019, in consideration for, inter alia, a monthly fee of USD 10 thousand and options representing 5% of the Company fully diluted share capital as of the Closing Date (see note 14(a)(4)(f)).

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES: (continued):

e.	During December 2019, ScoutCam entered into a consulting agreement with Shrem Zilberman Group Ltd. (the “Consultant”) in the amount of USD 165 thousand. A director of ScoutCam is related to one of the Consultant’s shareholders.

In addition, the Consultant will be entitled to receive the amount representing 3% of any exercise price of each Warrant A or Warrant B that may be exercised in the future (see note 3). In the event the total proceeds received as a result of exercise of Warrants will be less than USD 2 million at the time of their expiration, the Consultant will be required to invest USD 250 thousand in ScoutCam Inc. As of December 31, 2021, holders of the foregoing warrants have exercised in excess of USD 2 million and, accordingly, the Consultant is not required to invest USD 250 thousands in ScoutCam Inc.

f.	On February 12, 2020, ScoutCam’s Inc. Board of Directors authorized the grant of options to purchase 2,235,691 shares of Common Stock to Professor Benad Goldwasser, ScoutCam’s Inc. Chairman of the Board, and options to purchase 1,865,346 shares of Common Stock to certain officers of ScoutCam Inc. Each option is convertible into one share of common stock of ScoutCam Inc. of USD 0.001 par value at an exercise price of USD 0.29.

g.	On May 1, 2019, the Company entered into a consulting agreement, or the Consulting Agreement, with L.I.A Pure Capital Ltd. or Pure Capital, a company owned by Kfir Zilberman for the provision of business development and strategic consulting services, including ongoing consulting to the Company, its management and its chief executive officer in the fields of M&A and investment activities. In consideration for its services, Pure Capital is entitled to a monthly fee of NIS 40 thousand (approximately USD 11 thousands), a finder’s fee of 5% of any investment of equity or debt introduced by him to the Company and reimbursement of expenses of up to USD 1 thousand per month. As part of Gix investment Pure capital received a finder fee in the amount of USD 125 thousand. On January 10, 2021, the Company and Pure Capital entered into amendment no. 2 of the Consulting Agreement. Under amendment no. 2, Pure Capital shall be entitled to a special bonus upon consummation of an offering of the Company’s securities. The special bonus will depend on the gross proceeds of such an offering. The transaction also includes granted options benefit aggregated to USD 189 thousand in 2020.

h.	On October 15, 2020, the Company signed a share purchase agreement and a revolving loan agreement with Eventer. As part of the share purchase agreement and the revolving loan agreement, the Company invested USD 750 thousand. For additional information see note 3D. On April 8, 2021, Eventer consummated a share purchase agreement for an aggregate amount of USD 2.25 million out of which the Company invested USD 300 thousands. As a result, the Company currently holds approximately 47.69% of Eventer’s share capital. During November 2021, the Company and Eventer agreed that the Initial Advance loan will be repaid the earlier of (i) six months following the Maturity Date of the Initial Advance; or (ii) immediately following an initial public offering of Eventer. On November 11, 2021 the Company loaned additional amount of USD 250 thousands to Eventer be repaid 6 months starting the loan received by eventer. The loan will bear 4% interest per year.

i.	On April 19, 2020, the Company entered into an Asset Transfer Agreement, effective January 20, 2020, with our majority owned subsidiary GERD IP. Pursuant to the Asset Transfer Agreement, the Company transferred certain of our patents in consideration for seven capital notes issued to us by GERD IP, of USD 2 million each.

j.	On February, 2021, the Company entered into two loans and pledges agreements with Jeffs’ Brands and its other stockholder, to finance Smart Repair Pro’s additional purchases of three new brands on the Amazon online marketplace. Pursuant to the agreements, the Company extended a USD 4 million loans, with an annual interest of 4%, to be repaid on the fifth anniversary of the effective date.

k.	On October 13, 2021, the Company entered into a loan agreement with Gix in the amount of USD 1.24 million (NIS 4 million). For additional information see note 3F.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES: (continued):

b. Balances with related parties:

(1) Current Assets:

	December 31,	December 31,
	2021	2020
	USD in thousands

Related party prepaid expense - media Space from Keshet (a related party of Eventer)	981	-
Other receivables (related party of Eventer)	18	-
	999	-

(2) Non-Current Assets:

	December 31,	December 31,
	2021	2020
	USD in thousands

Short term loan to a related party (loan from Medigus to Gix)	1,265	-
	1,265	-

(3) Current Liabilities:

	December 31,	December 31,
	2021	2020
	USD in thousands

Compensation to key management personnel	270	139
Current liabilities of Jeffs’ Brands to related parties	177	-
Other accrued expenses to related parties of Eventer	169	-
	616	139

	December 31,
	2021	2020
	USD in thousands
Current liabilities, presented in the consolidated statements of financial position among “accrued expenses and other liabilities”:
Directors’ fee	183	33
Consultant services	-	91
Payroll, provision for bonus and for termination of employment	87	15
	270	139

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(4) Loans:

	December 31,	December 31,
	2021	2020
	USD in thousands

Current portion of long-term payable - Screenz cross media Ltd (a related party of Eventer). See note 3D.	506	-
Long-term payable - Screenz cross media Ltd (a related party of Eventer). See note 3D	711	-
Short term loans of Jeffs’ Brands from related parties (*)	111	-
Long term loans of Jeffs’ Brands from related parties (**)	689	-

*	Kfir Zilberman is a related party of Jeffs’ Brands.
**	Julia Gerasimova, Kfir Zilberman and Victor Hacmon are related parties of Jeffs’ Brands.

c.	As to options granted to related parties, see Note 11c.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - REVENUES:

a.	Disaggregation of Revenues:

The following table present the Group’s revenues disaggregated by revenue type:

	Year ended on December 31,
	2021	2020	2019
	USD in thousands

Miniature camera and related equipment (from ScoutCam)	24	491	188
Development services (from ScoutCam)	-	-	85
Revenues from commissions (from Eventer)	1,185	40	-
Products (from Jeffs’ Brands)	6,509	-	-
MUSE and related equipment (from Medigus). See note 16c(*) below.	2,400	-	-
	10,118	531	273

Revenues from products are recognized at a point of time and revenues from services are recognized over time.

b.	Contract fulfillment assets:

The Company’s contract fulfillment assets:

December 31,
2021
USD in thousands
Balance at beginning of year	1,130
Increase in the period relating to ScoutCam	240
De recognition upon deconsolidation of ScoutCam (Note 3)	(1,370)
Balance at end of year	-

c.	Contract liabilities:

The changes in the Company’s contract liabilities were as follows:

	December 31, 2021	December 31, 2020
	USD in thousands
Balance at beginning of year	2,649	2,302
Deferred revenue relating to new sales	1,370	735
De recognition upon deconsolidation of ScoutCam (Note 3)	(1,511)	-
Revenue recognition during the period	(2,400)	(389)
Balance at end of year	108	2,649

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - REVENUES: (continued):

Composition of contract liabilities:

	December 31, 2021	December 31, 2020
	USD in thousands

Current contract liabilities	108	849
Non-current contract liabilities (*)	-	1,800
	108	2,649

(*)	On June 3, 2019, the Company entered into a Licensing and Sale Agreement with Shanghai Golden Grand-Medical Instruments Ltd. (hereinafter “Golden Grand”) for the know-how licensing and sale of goods relating to MUSE system in China, Hong Kong, Taiwan and Macao. Under the agreement, the Company committed to provide a license, training services and goods to Golden Grand in consideration for USD 3 million to be paid to the Company in four milestones-based installments. As of December 31, 2021, the Company collected USD 2.4 thousands and recognized all the amount collected as revenue.

d.	Eventer revenue

Eventer is a self-service ticketing and experience technology company engaged in the development and operation of a technology platform, based on cloud computing, for the management of ticketing sales for in-person, virtual (events which occur and are broadcast over a digital platform over the internet), and hybrid events (events that allow both in-person and virtual participation) of various types, including performances, festivals, courses, lectures and conferences.

Eventer provides services to events producers for using the event production platform in exchange for a commission from the sale of tickets for events. These services constitute a performance obligation satisfied at a point in time, and therefore the Eventer recognizes the revenue when the event takes place.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - REVENUES: (continued):

The nature of Eventer ’s promise to the customer is to arrange that the consideration for the tickets will be provided by another party. Therefore Eventer ’s revenue from these transactions is presented on a net basis.

Eventer collects the receipts from the sale of tickets for producers. The balance of liability to event producers represents the balance of Eventer ’s liability to the producers less the commissions for which Eventer is eligible.

Liability to event producers:

	December 31, 2021	December 31, 2020
	USD in thousands
Liability to event producers	1,556	539

NOTE 17- SEGMENTS:

The Group identified five operating segments as follows: Medical, E-Commerce, Online, Electric Vehicles and Corporate (see note 1a). The Company concluded that the Medical and Electric Vehicles segments are not "reportable segments" as defined in IFRS 8, Operating Segments. As such, these segments and were combined and disclosed under "Others" segment.

The CODM (see note 2t) measures and evaluates the operating performance of the Group’s segments based on operating loss (income), assets and liabilities.

The table set forth the operating results of the Group:

	Year ended December 31, 2021
	Corporate	E-commerce	Online	Others	Adjustments and eliminations	Total
	USD in thousands

External revenue	2,400	6,509	1,185	24	-	10,118

Segment results - operating income (loss)	(2,271)	(932)	(3,229)*	(3,531)**	68	(9,895)

Non-operating income	2,509	-	-	494	11,390	14,393

Finance income (loss)	555	(629)	(206)	(15)	(52)	(347)

Profit ( Loss) before taxes on income	793	(1,561)	(3,435)	(3,052)	11,406	4,151

Tax benefit (expense) on income	-	21	-	-	(126)	(105)

Segment results - profit (loss)	793	(1,540)	(3,435)	(3,052)	11,280	4,046

*	Includes equity loss of USD 823 thousands in relation to Gix. For the operating results of Gix, refer to Note 3f.

**	Includes equity loss of USD 1,402 thousands in relation to ScoutCam. For the operating results of Scoutcam,refer to Note 3c.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table set forth other information of the Group:

	Year ended December 31, 2021
	Corporate	E-commerce	Online	Others	Adjustments and eliminations	Total
	USD in thousands

Total segments’ assets	33,695	7,412	9,357*	11,692**	(2,926)	59,730

Total segments’ liabilities	(1,571)	(6,159)	(4,282)	(399)	4,114	(8,297)

*	Includes an investment accounted for using the equity method of USD 4,867 thousand in relation to Gix. For additional information in relation to assets and liabilities of Gix refer to Note 3f.

**	Includes an investment accounted for using the equity method of USD 10,735 thousand in relation to ScoutCam. For additional information in relation to assets and liabilities of ScoutCam refer to Note 3c.

NOTE 18 - ENTITY LEVEL DISCLOSURES:

a.	Revenues by geographical area (based on the location of customers):

	Year ended on December 31,
	2021	2020	2019
	USD in thousands
USA	6,307	418	138
United Kingdom	20	41	36
Germany	107	-	28
Israel	1,183	45	31
China	2,400	24	13
Other	101	3	27
	10,118	531	273

b.	All of the Group’s long-lived assets are located in Israel.

c.	Major customers

Set forth below is a breakdown of Company’s revenue by major customers (major customer –revenues from these customers constitute at least 10% of total revenues in a certain year):

	Year ended on December 31,
	2021	2020	2019
	USD in thousands
Customer A	-	383	85

Customer B	-	-	30

Customer C	-	-	40

Customer D	-	-	27
Customer E	2,400	24	-

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19- EVENT SUBSEQUENT TO DECEMBER 31, 2021:

1.	On January 22, 2022, the Company entered into a share purchase agreement with Colugo Systems Ltd. (hereinafter “Colugo”) to purchase 24,920 shares of the outstanding share capital of Colugo or 0.82% in consideration for USD 400 thousands.

2.	On January 27, 2022, Polyrizon and several investors entered into an agreement for future equity (hereinafter “SAFE”) for total purchase amount of USD 250 thousands. The Company participated in this SAFE and invested USD 110 thousands.

3.	During February 2022, the Company purchased additional shares of Gix in total amount of USD 892 thousands and the Company holdings interests in Gix increased to 38.03%. the Company intent to consolidate Gix during 2022.

4.	On February 04, 2022, the Company entered into a share purchase agreement with Parazero Ltd (hereinafter “Parazero”), a company which is engaged in the field of safety systems for drones, pursuant to which the Company invested USD 1.6 million in exchange for 4.35% of the outstanding share capital of Parazero’s share capital on a fully diluted basis. In February and March 2022, the Company invested additional USD 203 thousand in Parazero through a SAFE agreement.

5.	On February 8, 2022, the Company entered into a share purchase agreement with Clearmind Medicine Inc. (CSE: CMND, FSE: CWY0, OTCMKTS: CMNDF) a psychedelic pharmaceutical biotech company. In accordance with the agreement, Medigus invested USD 1.25 million in consideration for approximately 2 million units, comprised of shares and warrants. The shares purchased represent 5.02% of Clearmind. As part of the agreement, Medigus will be issued approximately 2 million units, comprised of one share of common stock and one warrant, at a subscription price of CAD 0.80 per unit. Each warrant will be exercisable for a period of 18 months into one additional share of common stock at a price per share of CAD 2.00. USD 750 thousands of the investment amount paid in cash and USD 500 thousands of the investment amount paid through the issuance of Medigus’ American Depository Shares (ADS), at a price per ADS of USD 1.20.

In addition, Medigus will be entitled to 10% of the initial equity of a potential venture in the area of psychedelics, in connection with a research project currently conducted according to an agreement between Clearmind and the commercialization arm of a leading Israeli academic institution.

6.	On February 22, 2022 Jeffs’ Brands entered into a loan agreement with Bank Leumi Le-Israel (“Lender”) to provide for a line of credit in an aggregate amount of up to USD 1.0 million, which the Company may draw in two tranches at our request, but in no event after July 21, 2022. Pursuant to the loan agreement, amounts drawn bear interest at a rate of Secured Overnight Financing Rate (“SOFR”) plus 3.25% per annum. Unless otherwise provided with respect to a particular draw, any unpaid principal together with accrued and unpaid interest under the line of credit is required to be repaid no later than August 21, 2022. In order to induce the Lender to provide the loan, the Company and certain of its shareholders entered into a controlling shareholders’ comfort letter, subordination agreements and a negative pledge. On March 3, 2022, the Company drew USD 0.4 million under the line of credit. The Company intend to use a portion of the net proceeds from this offering to repay any amount outstanding under this line of credit.

7.	On March 11, 2022 Charging Robotics Ltd., signed a non-binding letter of intent for a planned securities exchange agreement with Fuel Doctor, Inc. (“Fuel Doctor”) The securities exchange agreement, if signed, will be subject to customary closing conditions. The transaction will result in Charging Robotics becoming a wholly owned subsidiary of Fuel Doctor, and in exchange, Medigus will receive 80% of the issued and outstanding share capital of Fuel Doctor. Upon closing, Medigus will appoint nominees as officers and directors of Fuel Doctor. As of the closing, Fuel Doctor shall have net cash in an amount of no less than USD 1.0 million, excluding Fuel Doctor’s expenses in connection with the contemplated transaction.

8.	On April 12, 2022, the Company and Eventer amended the loan agreement related to the Initial Advance loan such that the repayment occur the earlier of (i) twelve months following the Maturity Date of the Initial Advance; or (ii) immediately following an initial public offering of the Eventer.

9.	On April 13, 2022, the Company signed an agreement to invest in ABI Energy Ltd. The Company is the lead investor in an up to USD 1.4 million investment round in ABI Energy Ltd. The Company invested USD 300 thousands in cash and will issue USD 400 thousands worth of its ADS to ABI Energy Ltd.

ITEM 19. EXHIBITS

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Articles of Association of Medigus Ltd., as amended	20-F	001-37381	1.1	May 14, 2021
2.1	Form of Deposit Agreement between Medigus Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares	20-F	001-37381	2.1	May 7, 2015
2.2	Form of Series C Warrant Agent Agreement between the Registrant and Computershare Inc., as warrant agent, including Form of Series C Warrant	F-1	333-2225610	4.1	July 18, 2018
2.3	Description of Securities	20-F	001-37381	2.3	May 14, 2021
4.1†	2013 Share Option and Incentive Plan	20-F	001-37381	4.6	May 7, 2015
4.2†	Compensation Policy of Medigus Ltd., as adopted on August 30, 2021					*
4.3†	Form of Indemnification and Exculpation Undertaking	20-F	001-37381	4.15	May 7, 2015
4.4	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares issued in connection with the November 30, 2016 Securities Purchase Agreements	6-K	001-37381	4.1	December 1, 2016
4.5	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares issued in connection with the November 24, 2017, Securities Purchase Agreements	6-K	001-37381	4.1	November 24, 2017
4.6	Common Stock Purchase Agreement by and between the Registrant, Smart Repair Pro, Inc., Purex, Corp. each of Smart Repair Pro, Inc. and Purex, Corp. respective stockholders and Vicky Hacmon dated October 8, 2020***	F-1	333-249797	10.4	November 2, 2020
4.7	Loan and Pledge Agreement by and between the Registrant, Smart Repair Pro, Inc., and its stockholder, dated February 2, 2021***	20-F	001-37381	4.19	May 14, 2021
4.8	First Amendment to Loan and Pledge Agreement by and between the Registrant, Smart Repair Pro, Inc., and its stockholder, dated February 5, 2021***	20-F	001-37381	4.20	May 14, 2021

8.1	List of Subsidiaries	*
12.1	Certification of Chief Executive Officer as required by rule 13a-14(a)(1)	**
12.2	Certification of Chief Financial Officer as required by rule 13a-14(a)	**
13.1	Certification of Chief Executive Officer as required by rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code	**
13.2	Certification of Chief Financial Officer as required by rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code	**
15.1	Consent of Brightman Almagor Zohar & Co., Certified Public Accountant (Isr.), a firm in the Deloitte Global Network, independent registered public accounting firm for Medigus Ltd.	*
15.2	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm for Medigus Ltd.	*
15.3

Consent of Brightman Almagor Zohar & Co., Certified Public Accountant (Isr.), a firm in the Deloitte Global Network, independent registered public accounting firm for Gix Internet Ltd. (formerly known as Algomizer Ltd.)

*
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Inline XBRL for the cover page of this Annual Report on Form 20-F(embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

***	Certain confidential information contained in this exhibit, marked by brackets, was omitted because it is both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed. “[***]” indicates where the information has been omitted from this exhibit.

†	Indicates management contract or compensatory plan or arrangement.

Certain agreements filed as exhibits to this Annual Report contain representations and warranties that the parties thereto made to each other. These representations and warranties have been made solely for the benefit of the other parties to such agreements and may have been qualified by certain information that has been disclosed to the other parties to such agreements and that may not be reflected in such agreements. In addition, these representations and warranties may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Accordingly, there can be no reliance on any such representations and warranties as characterizations of the actual state of facts. Moreover, information concerning the subject matter of any such representations and warranties may have changed since the date of such agreements

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Medigus Ltd.

Date: April 29, 2022	By:	/s/ Liron Carmel
Liron Carmel
Chief Executive Officer

	By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer