Form 20-F
period 2022-12-31
Medigus Ltd.
filed 2023-05-03
CIK 1618500

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-37381

Medigus Ltd.

(Exact name of Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

10 Hanechoshet, 4th Floor, Tel-Aviv 6971072, Israel

(Address of principal executive offices)

Tali Dinar

10 Hanechoshet, 4th Floor, Tel-Aviv 6971072, Israel Tel: +972-73-370-4691

Fax: +972 72 260-2249

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing fifteen (15) Ordinary Shares(1)	MDGS	Nasdaq Capital Market
Ordinary Shares, no-par value (2)
Series C Warrants	MDGSW	Nasdaq Capital Market

(1)	Evidenced by American Depositary Receipts.

(2)	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022: 24,661,470 Ordinary Shares, no par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.     ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Item 17 ☐        Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐        No ☒

i

INTRODUCTION

Certain Definitions

In this annual report, unless the context otherwise requires:

●	references to “ADS” refer to American Depositary Shares, each representing fifteen (15) Ordinary Shares.

●	references to the “Companies Law” refer to the Israeli Companies Law, 5759-1999, as amended.

●	references to “endoscopy” refer to a medical procedure which is used to diagnose or treat various diseases using an endoscope (a flexible tube which contains lighting features, imaging features and a system used to direct the endoscope within bodily systems).

●	references to “Eventer” refer to Eventer Technologies Ltd., a company incorporated under the laws of the State of Israel, a majority subsidiary of the Company.

●	references to “GERD IP” refer to GERD IP, Inc., a corporation incorporated under the laws of the State of Delaware, a majority owned subsidiary of the Company

●	references to “Gix Internet” refer to Gix Internet Ltd. (formerly known as Algomizer Ltd.), a public company incorporated under the laws of the State of Israel, a subsidiary of the Company.

●	references to “Group” refer to the Company and its consolidated subsidiaries, which are Jeffs’ Brands, Charging Robotics Ltd., GERD IP, Gix Internet and Eventer.

●	references to “Jeffs’ Brands” refer to Jeffs’ Brands Ltd., a company incorporated under the laws of the State of Israel, a majority owned subsidiary of the Company.

●	references to “Medigus,” the “Company,” the “Registrant,” “us,” “we” and “our” refer to Medigus Ltd., an Israeli company.

●	references to “MUSE™” refer to the Medigus Ultrasonic Surgical Endostapler, the trade name of an endoscopy system developed by the Company which is intended as a minimally invasive treatment for Gastroesophageal Reflux Disease, or GERD.

●	references to “NIS” refer to New Israeli Shekels, the Israeli currency.

●	references to “Ordinary Shares,” “our shares” and similar expressions refer to the Company’s Ordinary Shares, of no par value per share.

●	references to “Polyrizon” refer to Polyrizon Ltd., a company incorporated under the laws of the State of Israel, a minority owned entity of the Company.

●	references to “Pro” refer to Smart Repair Pro, Inc., a corporation incorporated under the laws of the State of California, a majority owned subsidiary of the Company.

●	references to “Purex” refer to Purex, Corp., a corporation incorporated under the laws of the State of California, a majority owned subsidiary of the Company.

●	references to the “SEC” refer to the United States Securities and Exchange Commission.

●	references to “ScoutCam” refer to ScoutCam Inc., a company incorporated under the laws of State of Nevada, minority owned subsidiary of the Company.

All share data information in this annual report on Form 20-F reflects a 20-for-1 reverse share split of our ordinary shares effected on July 7, 2022, together with a ratio change of 1:15 ADSs per of ordinary shares effected on November 14, 2022, such that after the reverse share split was implemented each ADS represents 15 post- reverse share split ordinary shares, instead of 20 pre-reverse share split ordinary shares.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND A SUMMARY OF RISK FACTORS

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	recent material changes in our strategy;

●	we have a history of operating losses, we may incur additional losses in the future and our ability to grow sales and achieve profitability are unpredictable;

●	we will need additional funding. If we are unable to raise capital, we will be forced to reduce or eliminate our operations;

●	the overall global economic and macroeconomic environment;

●	our ability to freely operate our business;

●	certain of our subsidiaries’ dependencies on key employees;

●	changing laws, regulations, standards and contractual obligations related to privacy, data protection and data security and our and our subsidiaries’ ability to comply with them;

●	Gix Internet’s performance;

●	Eventer’s commercial success;

●	Jeffs’ Brands commercial success;

●	our ability to sell or license our MUSE™ technology;

●	our ability to secure and maintain intellectual property protections;

●	patent and other intellectual property litigation that could be costly, result in the diversion of management’s attention, require us to pay damages and force us to discontinue selling our products;

●	disruptions to the Group’s information technology systems due to cyber-attacks or the Group’s failure to upgrade and adjust our information technology systems, may materially impair the Group’s operations, hinder our growth and materially and adversely affect our business and results of operations;

●	regulatory reforms may adversely affect our ability to sell our products profitably;

●	if we fail to comply with the extensive government regulations relating to our business, we may be subject to fines, injunctions and other penalties that could harm our business;

●	raising additional capital by issuing securities may cause dilution to existing shareholders;

●	increased attention to, and evolving expectations for, environmental, social, and governance (ESG) initiatives could adversely impact our business;

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

A. [Reserved]

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

Since 2019, we have materially changed our business model, adjusted our exclusive focus on the medical device industry to include other industries, abandoned our strategy to commercialize the MUSE™ system, and consummated a securities exchange agreement in relation to ScoutCam Ltd. and diversified our investments into new markets and industries. In addition to the medical field, we have entered the electric vehicle field. We have also invested into different internet-related markets, specifically e-commerce and online advertising. As a result of these changes, we have acquired substantial stakes in a number of ventures, including but not limited to online business activities such as ad-tech, e-commerce, drone technology and online event management. We cannot guarantee that these strategic decisions will derive the anticipated value to our shareholders, or any value at all.

We have a history of operating losses, we may incur additional losses in the future and our ability to grow sales and achieve profitability are unpredictable.

As of December 31, 2022, we had an accumulated deficit of $85.6 million and incurred total operating loss of approximately $13.8 million in the year ended on December 31, 2022, and total operating losses of approximately $9.8 million in the year ended December 31, 2021. Our losses have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital. Any failure to achieve and maintain profitability would continue to have an adverse effect on our shareholders’ equity and working capital and could result in a decline in our share price or cause us to cease operations.

Our ability to reach profitability depends on many factors, which include:

●	successfully implementing our business strategy;

●	increasing revenues; and

●	controlling costs.

There can be no assurance that we will be able to successfully implement our business plan, meet our challenges and become profitable in the future.

We will need additional funding. If we are unable to raise capital, we will be forced to reduce or eliminate our operations.

During the year ended December 31, 2022, the Group incurred loss of $10.2 million mainly due to operating loss from our consolidated financial reports of approximately $13.8 million and a negative cash flow from operating activities of approximately $5.6 million. Furthermore, in the recent years, the Group has suffered recurring losses from operations, negative cash flows from operating activities and has an accumulated deficit of $85.6 million as of December 31, 2022.

As of December 31, 2022, we had a total cash and cash equivalents balance and short term deposits of approximately $21 million. Our management expects that we will continue to generate operating losses. Our management plans to continue to fund its operations primarily through utilization of its financial resources. In addition, we may raise additional capital or realize some of our investments in other entities in order to fund our operating needs. Our management is of the opinion that based on our current operating plan it will be able to carry out its plan for more than a year after the issuance date of this Annual Report on Form 20-F. However, we anticipate that we are likely to continue to incur significant losses for at least the next year. There is no assurance however, that we will be successful in obtaining the level of financing needed for our operations. If we are unable to obtain additional sufficient financing our business and results of operations will be materially harmed.

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

Global economic and macroeconomic conditions may adversely affect our operating results in a material manner.

Our operating businesses are subject to normal economic cycles affecting the general economy or the specific industries in which they operate. Negative conditions in the general economy, including significant inflation, rising interest rates, financial and credit market fluctuations, international trade relations, political turmoil, geopolitical conflicts such as the military conflict between Russia and Ukraine, natural catastrophes, regional or global outbreaks of contagious diseases, such as the COVID-19 pandemic, warfare and terrorist attacks, could cause a decrease in business investments and could produce a material adverse effect on one or more of our subsidiaries. Extreme volatility in financial markets, has adversely impacted and may continue to adversely impact our share price and our ability to access capital markets. To the extent that access to the capital markets is restricted or the cost of funding increases, our operations could be adversely affected.

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

Certain of our subsidiaries rely on key employees and highly skilled personnel, and, if they are unable to attract, retain or motivate qualified personnel, they may not be able to operate its business effectively.

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

If our subsidiaries or we were found in violation of any applicable laws or regulations relating to privacy, data protection, or security, our business may be materially and adversely affected, and we would likely have to change our business practices and potentially the services and features available through our platform. In addition, these laws and regulations could impose significant costs on us and could constrain our ability to use and process data in manners that may be commercially desirable. In addition, if a breach of data security were to occur or to be alleged to have occurred, if any violation of laws and regulations relating to privacy, data protection or data security were to be alleged, or if we had any actual or alleged defect in our safeguards or practices relating to privacy, data protection, or data security, our solutions may be perceived as less desirable, and our business, prospects, financial condition, and results of operations could be materially and adversely affected.

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

Additionally, in June 2018, California passed the California Consumer Privacy Act, or CCPA, which provides new data privacy rights for California consumers and new operational requirements for covered companies. Specifically, the CCPA provides that covered companies must provide new disclosures to California consumers and afford such consumers new data privacy rights that include the right to request a copy from a covered company of the personal information collected about them, the right to request deletion of such personal information, and the right to request to opt-out of certain sales of such personal information. The CCPA became operative on January 1, 2020. The California Attorney General can enforce the CCPA, including seeking an injunction and civil penalties for violations. The CCPA also provides a private right of action for certain data breaches expected to increase data breach litigation. The CCPA may require us to modify our data practices and policies and to incur substantial costs and expenses in order to comply. On November 3, 2020, California voters passed the California Privacy Rights Act (“CPRA”) into law, which took effect in January 2023 and significantly expands the CCPA, including by introducing additional obligations such as data minimization and storage limitations, granting additional rights to consumers. The CCPA and CPRA may increase our compliance costs and potential liability. More generally, some observers have noted the CCPA and CPRA could mark the beginning of a trend toward more stringent United States state and federal privacy legislations, which could increase our potential liability and adversely affect our business.

In addition, failure to comply with the Israeli Privacy Protection Law 5741-1981, and its regulations as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions), and in certain cases, criminal liability. Current pending amendment to the Israeli Privacy Protection Law, 1981 is expected to enhance fines and sanctions for breaching the Israeli Privacy Law and to strengthen the enforcement capacity of the Israeli Privacy Protection Authority. There have also been privacy bills enacted in other countries around the world, such as Brazil, which have introduced new or expanded privacy requirements and we expect that privacy legislation will continue to evolve in the coming years. Therefore, it is difficult to determine whether and how such existing laws and regulations will apply to and impact the internet and our business.

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

 Risks Related to Gix Internet’s Business and Industry

Gix Internet’s success depends, in part, upon the continued demand of digital advertising as an integral part of corporate marketing and internal communications plans and the continued growth and acceptance of digital content as effective alternatives to traditional offline marketing products and services.

Gix Internet provides digital advertising platforms. Its revenues are derived from the sale of its platforms. If the demand for digital advertising does not continue to grow or customers do not embrace its platforms, this could have a material adverse effect on its business and financial condition.

Gix Internet’s success also depends, in part, on its ability to compete for a share of available advertising/marketing expenditures as more traditional offline and emerging media companies continue to enter the digital advertising market, as well as on the continued growth and acceptance of digital advertising generally. If for any reason digital advertising is not perceived as effective (relative to traditional advertising), web browsers, software programs and/or other applications that limit or prevent advertising from being displayed become commonplace and/or the industry fails to effectively manage click fraud, the market for digital advertising will be negatively impacted. Any lack of growth in the market for digital advertising could adversely affect its business, financial condition and results of operations.

Online platform updates, including operating systems, search engines, browsers and social media might affect Gix Internet’s ability to generate revenues, temporarily or permanently.

Gix Internet complies with certain guidelines promulgated by online platforms for the use of the respective brands and services. Online platforms may unilaterally update their policies and guidelines, which could, in turn, require modifications to, or prohibit and/or render obsolete certain of its advertising solutions, products, services and practices, which could be costly to address or otherwise have an adverse effect on its business, its financial condition and results of operations. Noncompliance with platforms’ guidelines, whether by it or by third parties it works with, if not cured, could result in such online platforms’ suspension of some or all of their services to it, or to the websites of third parties it works with, or the reimbursement of funds paid to it, or the imposition of additional restrictions on our advertising abilities or the termination of certain advertising agreements with its customers.

Should the providers of internet browsers, advertisement platforms and Search Engines further regulate, constrain or limit Gix Internet’s ability to offer advertising services, or materially change their guidelines, technology or the way they operate, its ability to generate revenue from advertising could be significantly reduced.

As Gix Internet provides its services through the internet, it’s reliant on its ability to work with the different internet browsers, search engines and advertisement platforms. If Microsoft, Google, Apple, Meta or other companies that provide internet browsers, advertisement platforms and search engines, effectively further restrict, discourage or otherwise hamper companies, like Gix Internet, from offering or advertising services, this would continue to cause a material adverse effect on its revenue and its financial results.

Large and established internet and technology companies, such as Google and Meta, play a substantial role in the digital advertising market and may significantly impair Gix Internet’s ability to operate in this industry.

Google and Meta are substantial players in the digital advertising market and account for a large portion of the digital advertising budgets, along with other smaller players. Such high concentration subjects Gix Internet to unilateral changes with respect to advertising on their respective platforms, which may be more lucrative than alternative methods of advertising or partnerships with other publishers that are not subject to such changes. Furthermore, Gix Internet could have limited ability to respond to, and adjust for, changes implemented by such players.

These companies, along with other large and established Internet and technology companies, may also leverage their power to make changes to their web browsers, operating systems, platforms, networks or other products or services in a way that impacts the entire digital advertising marketplace.

The use of third-party software solutions for the purpose of blocking ads and / or alerts may cause Gix Internet’s business to suffer.

Digital advertising may be blocked by third-party providers. As a result, Gix Internet may lose both existing and potential new customers and its ability to generate revenue will be negatively impacted.

Gix Internet depends on supply sources to provide it with advertising inventory in order for it to deliver advertising campaigns in a cost-effective manner.

Gix Internet relies on a diverse set of publishers including direct publishers, advertising exchange platforms, social networks and other platforms, that aggregate advertising inventory, to provide it with high-quality digital advertising inventory on which it delivers ads, collectively referred to as “supply sources”. The future growth of Gix Internet’s advertising business will depend, in part, on its ability to maintain, expand and further develop successful business relationships in order to increase the network of its supply sources.

Gix Internet’s supply sources typically make their advertising inventory available to it on a non-exclusive basis and are not required to provide any minimum amounts of advertising inventory to it or to provide it with a consistent supply of advertising inventory, at any predetermined price or through real time bidding. Supply sources often maintain relationships with various sources of demand that compete with Gix Internet, and it is easy for supply sources to quickly shift their advertising inventory among these demand sources, or to shift inventory to new demand sources, without notice or accountability. Supply sources may also seek to change the terms at which they offer inventory to Gix Internet, or they may allocate their advertising inventory to its competitors who offer more favorable economic terms, better solutions and advanced technology. Supply sources may also elect to sell all, or a portion, of their advertising inventory directly to advertisers and agencies, or they may develop their own competitive offerings, which could diminish the demand for Gix Internet’s solutions. In addition, significant supply sources within the industry may enter into exclusivity arrangements with Gix Internet’s competitors, which could limit its access to a meaningful supply of inventory. As a result of all of these factors, Gix Internet’s supply sources may not supply it with sufficient amounts of high-quality digital advertising inventory in order for it to fulfill the demands of its advertising customers.

Because of these factors, Gix Internet seeks to expand and diversify its supply sources; nonetheless, if its supply sources terminate or reduce its access to their advertising inventory, increase the price of inventory or place significant restrictions on the sale of their advertising inventory, or if platforms or exchanges terminate its access to them and it is unsuccessful in establishing or maintaining its relationships with supply sources on commercially reasonable terms, it may not be able to replace this with inventory from other supply sources that satisfy its requirements in a timely and cost-effective manner. If any of these happens, Gix Internet’s revenue could decline or its cost of acquiring inventory could increase, which, in turn, could lower its operating margins and materially adversely affect its advertising business.

Reliance upon Gix Internet’s top customers may adversely affect its revenue and operating results.

Gix Internet’s top ten customers represented approximately 68% and 88% of its consolidated revenue for the years ended December 31, 2022, and 2021, respectively on a pro forma basis. It is likely that Gix Internet will depend on a relatively small number of customers for a significant portion of its revenue in the future. If a top customer fails to pay Gix Internet, cash flow from operations would be impacted and its operating results and financial condition could be harmed. Additionally, if Gix Internet were to lose a material customer, it may not be able to offer its services at similar utilization or pricing levels and such loss could have an adverse effect on its business until the services are offered at similar utilization or pricing levels.

Gix Internet’s search platform depends heavily upon revenue generated from a material agreement with one Major Customer (the “Major Customer”), and any adverse change in that agreement could adversely affect its business, financial condition and results of operations.

Gix Internet is highly dependent on the material agreement with its Major Customer. If this material agreement is terminated or substantially amended (not on favorable terms), Gix Internet would experience a material decrease in its revenue or the profits it generates and would be forced to seek alternative customers, at less competitive terms or accelerate the business it has with the other customers. There are few companies in the market that provide internet search and search advertising services with whom Gix Internet can directly engage with in the same manner which we are engaged with its Major Customer. Such companies are substantially the only participants in western markets, and competitors do not offer as much coverage through sponsored links or searches. Gix Internet may divert its operations and user traffic to other third-party partners which provide search feed to search engines, however Gix Internet cannot guarantee that it will be successful. If Gix Internet fails to quickly locate, negotiate and finalize alternative arrangements or otherwise expedite current operations it has with such alternative search providers, or if it does, but the alternatives do not provide for terms that are as favorable as those currently provided and utilized, it would experience a material reduction in its revenue and, in turn, its business, financial condition and results of operations would be adversely affected.

Reliance upon material suppliers may adversely affect Gix Internet’s revenue and operating results.

Gix Internet is dependent on certain material suppliers and service providers for some of the services it renders. In certain cases, Gix Internet relies on single supplier and/or service provider for the services it offers its customers. In most cases Gix Internet does not have long term contracts with these suppliers, and even in the cases where it does, the contracts include significant qualifications that would make it extremely difficult for it to force the supplier or service provider to provide it with their services, should they choose not to do so. Gix Internet is therefore subject to the risk that these third-parties it works with will not be able or willing to continue to provide it with services that meet its specifications, quality standards and delivery schedules. Factors that could impact these third parties’ willingness and ability to continue to provide Gix Internet with the required services include disruption at or affecting their facilities, such as work stoppages or natural disasters, adverse weather or other conditions that affect their supply, their financial conditions and / or deterioration in its relationships with these third parties. In addition, Gix Internet cannot be sure that it will be able procure1 the services its needs on satisfactory terms. Any increase in costs could reduce Gix Internet’s revenues and harm its gross margins. In addition, any loss of a material supplier and / or service provider may permanently cause a change in one or more of Gix Internet’s services that may not be accepted by its customers or cause it to eliminate that product altogether.

Gix Internet may not be able to generate enough cash flow to meet its debt obligations or fund its other liquidity needs.

Gix Internet’s ability to satisfy its liabilities will depend upon future performance and its ability to repay or refinance its debt as it becomes due. Gix Internet’s future operating performance and ability to refinance will be affected by economic and capital market conditions, results of operations and other factors, many of which are beyond its control. Its ability to meet its debt obligations also may be impacted by changes in prevailing interest rates, as borrowings under our loans bear interest at floating rates.

Risks Related to Eventer’s Business

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

Jeffs’ Brands has a short operating history in a rapidly evolving industry that may not develop in a manner favorable to our business. Jeffs’ Brands relatively short operating history makes it difficult to assess future performance.

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

Jeffs’ Brands relies on data provided by third parties, the loss of which could limit the functionality of its platforms, cause it to invest in the wrong product or disrupt its business.

Jeffs’ Brands uses third party software to determine market trends and what markets to enter into. Its ability to successfully use this software depends on its ability to analyze and utilize data, including search engine results, provided by unaffiliated third parties, primarily, Google and Amazon. Some of this data is provided to it pursuant to third-party data sharing policies and terms of use, under data sharing agreements by third-party providers or by customer consent. The majority of this data is sourced for free or for de minimis amounts. These sources of data allow Jeffs’ Brands, along with AI tools, to determine trends, performance and consumer sentiment on products and searches within e-commerce platforms. This functionality allows it to help determine which products to market, in some cases manufacture through contract manufacturers, import and sell on e-commerce marketplaces. The connection to multiple e-commerce platforms through application programming interfaces, or APIs, allows Jeffs’ Brands to develop the automation of the purchase of marketing and automate the change of pricing of product listings on those e-commerce platforms.

In the future, any of these third parties could change its data sharing policies, including making them more restrictive, charging fees or altering its algorithms that determine the placement, display and accessibility of search results and social media updates, any of which could result in the loss of, or significant impairment to, Jeffs’ Brands ability to collect useful data. These third parties could also interpret its, or its service providers’, data collection policies or practices as being inconsistent with their policies, which could result in the loss of its ability to collect this data. Privacy concerns may cause end users to resist providing the personal data necessary to allow Jeffs’ Brands to determine market trends as well as our ability to effectively retain existing customers. Privacy advocacy groups and the technology and other industries are considering various new, additional or different self-regulatory standards that may place additional burdens on Jeffs’ Brands. Any such changes could impair its ability to use data and could adversely impact select functionality of our proprietary software, impairing our ability to use this data to anticipate customer demand and market trends, as well as adversely affecting Jeffs’ Brands business and its ability to generate revenue.

Jeffs’ Brands business depends on its ability to build and maintain strong product listings on e-commerce platforms. It may not be able to maintain and enhance its product listings if it receives a substantial number of customer complaints, negative publicity or otherwise fails to live up to customers’ expectations, any of which could materially adversely affect its business, results of operations and growth prospects.

Maintaining and enhancing Jeffs’ Brands product listings is critical in expanding and growing its business. However, a significant portion of its perceived performance to the customer depends on third parties outside of its control, including suppliers and logistics providers such as FedEx, UPS, postal services and other third-party delivery agents and online retailers, mainly Amazon. Because Jeffs’ Brands agreements with its online retail partners are generally terminable at will, it may be unable to maintain these relationships, and its results of operations could fluctuate significantly from period to period. Because it relies on third party logistics companies, like FedEx, to deliver its products, it is subject to shipping delays or disruptions caused by inclement weather, natural disasters, labor activism, health epidemics or bioterrorism. In addition, because Jeffs’ Brands relies on national, regional and local transportation companies for the delivery of some of its other products, it is also subject to risks of breakage or other damage during delivery by any of these third parties. If these third parties do not meet its or its customers’ expectations, its brands may suffer irreparable damage. In addition, maintaining and enhancing Jeffs’ Brands current and future brands may require it to make substantial investments, and these investments may not be yield sufficient returns. If it fails to promote and maintain its brands, or if it incurs excessive expenses in this effort, its business, operating results and financial condition may be materially adversely affected. We anticipate that, as its market becomes increasingly competitive, maintaining and enhancing its brands may become increasingly difficult and expensive. Maintaining and enhancing its brands will depend largely on its ability to anticipate market trends and customer demand and to provide high quality products to its customers and a reliable, trustworthy and profitable sales channel to its suppliers, which it may not be able to do successfully.

A substantial number of customer complaints or negative publicity about Jeffs’ Brands sites, products, delivery times, customer data handling and security practices or customer support, especially on blogs, social media websites or its sites, could rapidly and severely diminish consumer views of its products and result in harm to its brands. Customers may also make safety-related claims regarding products sold through its online retail partners, such as Amazon, which may result in an online retail partner removing the product from its marketplace. Such removal may materially impact its financial results depending on the product that is removed and length of time that it is removed. Jeffs’ Brands also uses and relies on other services from third parties, such as its telecommunications services, and those services may be subject to outages and interruptions that are not within its control.

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

We entered into a Licensing and Sale Agreement with Shanghai Golden Grand, or Golden Grand Agreement, for the know-how licensing and sale of goods relating to the Medigus Ultrasonic Surgical Endostapler (MUSE™) system in China, Hong Kong, Taiwan and Macao. The payment of a substantial amount of the consideration is contingent on achievement of certain milestones such as establishing a MUSE™ assembly line in China. In the event that we are not able to meet such milestones, due to various factors including natural disasters, public health crises, political crises and trade wars which are not under our control, our entitlement to the aggregate consideration under the agreement may be impaired. Until December 31, 2022, we recognized revenues of $2.4 million due to completion of 80% of the milestones.

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

Proprietary trade secrets, copyrights, trademarks and unpatented know-how are also very important to our business. We rely on a combination of trade secrets, copyrights, trademarks, confidentiality agreements and other contractual provisions and technical security measures to protect certain aspects of our technology, especially where we do not believe that patent protection is appropriate or obtainable. We require our office holders, employees, consultants and distributors of our products and most third parties (such as contractors or clinical collaborators) to execute confidentiality agreements in connection with their relationships with us. However, these measures may not be adequate to safeguard our proprietary intellectual property and conflicts may, nonetheless, arise regarding ownership of inventions. Such conflicts may lead to the loss or impairment of our intellectual property or to expensive litigation to defend our rights against competitors who may be better funded and have superior resources. Our office holders, employees, consultants and other advisors may unintentionally or willfully disclose our confidential information to competitors. In addition, confidentiality agreements may be unenforceable or may not provide an adequate remedy in the event of unauthorized disclosure. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. As a result, other parties may be able to use our proprietary technology or information, and our ability to compete in the market would be harmed.

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

From time to time, legislation is drafted and introduced in the United States, European Union or other countries in which we operate, that could significantly change the statutory provisions governing the clearance or approval, manufacture and marketing of our products, including in the medical devices industry. In addition, regulations and guidance may often be revised or reinterpreted by the regulatory authorities in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted, or interpretations changed, and what the impact of such changes, if any, may be.

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

Risks Related to Our Operations in Israel

Our headquarters and administrative offices are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

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

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damage incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

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

The Israeli government is currently pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel due to the reluctance of foreign investors to invest or transact business in Israel, increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets, and other changes in macroeconomic conditions. We cannot be certain whether the planned judicial overhaul will occur or in what form. To the extent that any of the negative developments stated above do occur, we cannot be certain on how investors will assess these matters and whether their assessment will adversely impact the perception of our business and our share price, or how these developments impact our business operations in Israel.

Exchange rate fluctuations between foreign currencies and the U.S. Dollar may negatively affect our earnings.

Our reporting and functional currency is the U.S. dollar. Our, ScoutCam and Jeffs’ Brands revenues are currently primarily payable in U.S. dollars, and we expect our future revenues to be denominated primarily in U.S. dollars. However, Eventer’s and Gix’s revenues and certain amount of our expenses and investments are in NIS and as a result, we are exposed to the currency fluctuation risks relating to the recording of our expenses and Eventer’s revenues in U.S. dollars. We may, in the future, decide to enter into currency hedging transactions. These measures, however, may not adequately protect us from material adverse effects.

The government tax benefits that we currently are entitled to receive require us to meet several conditions and may be terminated or reduced in the future.

Some of our operations in Israel may entitle us to certain tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investments Law once we begin to produce taxable income. From time to time, the government of Israel has considered reducing or eliminating the tax benefits available to Benefitted Enterprise programs such as ours. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which was set at 23% in 2018 and thereafter. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current “Benefitted Enterprise” is entitled to may not be continued in the future at their current levels, or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we will have to pay if we produce revenues would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by way of acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefits programs. See Item 10. “Additional Information — E. Taxation.”

Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our Company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Provisions of Israeli law and our amended and restated articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our Ordinary Shares. Among other things:

●

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the Company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, claim that the consideration for the acquisition of the shares does not reflect their fair market value, and petition an Israeli court to alter the consideration for the acquisition accordingly, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights, and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s response date;

●	our amended and restated articles of association divide our directors into three classes, each of which is elected once every three years;

●	our amended and restated articles of association require a vote of the holders of a majority of our outstanding Ordinary Shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as simple majority). The affirmative vote of at least three-quarters (3/4) of the directors, in addition to the approval of our shareholders, is required in order to amend our amended and restated articles of association;

●	our amended and restated articles of association provide that director vacancies may be filled by our board of directors;

●	subject to certain exceptions, our amended and restated articles of association restrict us from engaging in certain business combination transactions with any shareholder and/or its affiliates and/or investors for a period of three years following (i) any shareholder who holds 15% or more of our voting power, and (ii) with respect to all shareholders of the Company, each time as such shareholder and/or any of its affiliates and/or investors become(s) (other than due to a buyback, redemption or cancellation of shares by the Company) the holder(s) (beneficially or of record) of fifteen percent (15%) or more of the issued and outstanding voting power of our Ordinary Shares. The transactions subject to such restrictions include mergers, consolidations and dispositions of our assets with an aggregate market value of 10% or more of our assets or outstanding shares; and

●	our amended and restated articles of association require an affirmative vote of at least three-quarters (3/4) of the then serving directors, to approve certain transactions which may have a significant effect on the Company’s structure, assets or business, including mergers acquisitions, consolidations and issuance of equity securities or debt securities convertible into equity in each case that would reasonably be expected to result in change of beneficial ownership of above than fifteen percent (15%) in the Company, material changes to the principal business of the Company and any resolution to transfer the headquarters of the Company outside of Israel.

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

Our amended and restated articles of association provide that unless the Company consents otherwise, the competent courts of Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between the Company and its shareholders under the Companies Law and the Israeli Securities Law, which could limit its shareholders ability to brings claims and proceedings against, as well as obtain favorable judicial forum for disputes with the Company, its directors, officers and other employees.

The competent courts of Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law. This exclusive forum provisions is intended to apply to claims arising under Israeli Law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which federal courts would have exclusive jurisdiction. Such exclusive forum provision in our amended and restated articles of association will not relieve the Company of its duties to comply with federal securities laws and the rules and regulations thereunder, and shareholders of the Company will not be deemed to have waived the Company’s compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholders ability to bring a claim in a judicial forum of its choosing for disputes with the Company or its directors or other employees which may discourage lawsuits against the Company, its directors, officers and employees.

The rights and responsibilities of a shareholder will be governed by Israeli law which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our Ordinary Shares are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S.-registered corporations. In particular, a shareholder of an Israeli company has certain duties to act in good faith and fairness towards the company and other shareholders, and to refrain from abusing its power in the company. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our Ordinary Shares that are not typically imposed on shareholders of U.S. corporations.

The ability of any Israeli company to pay dividends is subject to Israeli law and the amount of cash dividends payable may be subject to devaluation in the Israeli currency.

We paid cash dividends in an amount of $1.6 million on December 28, 2022. We do not anticipate that we will pay any cash dividends on our securities in the foreseeable future. The ability of an Israeli company to pay dividends is governed by Israeli law, which provides that cash dividends may be paid only out of retained earnings or earnings derived over the two most recent fiscal years, whichever is higher, as determined for statutory purposes in Israeli currency, provided that there is no reasonable concern that payment of a dividend will prevent a company from satisfying its existing and foreseeable obligations as they become due. In the event of a devaluation of the Israeli currency against the U.S. dollar, the amount in U.S. dollars available for payment of cash dividends out of prior years’ earnings will decrease.

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

Risks Related to an Investment Our Securities

We may have been a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2022 and may be a PFIC in any subsequent year. This may result in adverse U.S. federal income tax consequences for U.S. taxpayers that are holders of our securities.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value (generally determined on the basis of a quarterly average) produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. There can be no assurance that we were not a PFIC in 2022 and will not be a PFIC in subsequent years, as our operating results for any such years may cause us to be a PFIC. If we were a PFIC in 2022, or are a PFIC in any subsequent year, and a U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of our securities will be subject to special rules. Under these rules: (1) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the securities; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. You may make a QEF election with respect to your ordinary shares or ADSs only if we furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information. U.S. shareholders who hold or have held our securities during a period when we were or are a PFIC will generally be subject to the foregoing rules unless we cease to be a PFIC and you make a “deemed sale” election with respect to our ordinary shares. If we are a PFIC in any year, U.S. shareholders may be subject to additional IRS filing requirements, including the filing of IRS Form 8621, as a result of directly or indirectly owning stock of a PFIC. U.S. shareholders are urged to consult their own tax advisors regarding the application of the PFIC rules. For more information, see Item 10. “Additional Information — Taxation — Certain Material U.S. Federal Income Tax Consequences.”

If a United States person is treated as owning at least 10% of our Ordinary Shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our Ordinary Shares, such person may be treated as a “United States shareholder” with respect to each controlled foreign corporation, or CFC, in our group (if any). Because our group includes a U.S. subsidiary, certain of our non-U.S. subsidiaries will be treated as CFCs (regardless of whether or not we are treated as a CFC). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as CFC or whether any investor is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The IRS has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our Ordinary Shares or ADSs.

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

The Series C Warrants do not confer any rights of ownership of Ordinary Shares or ADSs on their holders, such as voting rights with the exception of the right to receive dividends, but only represent the right to acquire ADSs at a fixed price for a limited period of time. Holders of the Series C Warrants may exercise their right to acquire ADSs and pay the exercise price per ADS of $52.50, subject to adjustment upon certain events, prior to five years from the date of issuance, after which date any unexercised warrants will expire and have no further value.

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

The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Ordinary Shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Ordinary Shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act of 1933, as amended, or the Securities Act, but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend made in respect of deposited Ordinary Shares may require the approval or license of, or a filing with, any government or agency thereof, which may be unobtainable. In these cases, the depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to affect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ADSs, Ordinary Shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Ordinary Shares, rights or anything else to holders of ADSs. In addition, the depositary may withhold from such dividends or distributions its fees and an amount on account of taxes or other governmental charges to the extent the depositary believes it is required to make such withholding. This means that you may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, you may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

Holders of ADSs must act through the depositary to exercise their rights as shareholders of our Company.

Holders of our ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Ordinary Shares in accordance with the provisions of the Deposit Agreement. Under Israeli law and our amended and restated articles of association, the minimum notice period required to convene a shareholders meeting is no less than 21 or 35 calendar days, depending on the proposals on the agenda for the shareholders meeting. When a shareholder meeting is convened, holders of ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their Ordinary Shares to allow them to cast their vote with respect to any specific matter. In addition, the Depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the Depositary to extend voting rights to holders of the ADSs in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the Depositary to vote their Ordinary Shares underlying the ADSs. Furthermore, the Depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote and they may lack recourse if their Ordinary Shares underlying the ADSs are not voted as they requested. In addition, in the capacity as a holder of ADSs, they will not be able to call a shareholders’ meeting.

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

We are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2023.

In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents, and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission, or the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the SEC forms applicable to foreign private issuers permit them to disclose compensation information on an aggregate basis if executive compensation disclosure on an individual basis is not required or otherwise has not been provided in the issuer’s home jurisdiction. We disclose individual compensation information, but this disclosure is not as comprehensive as that required of U.S. domestic issuers since we are not required to disclose more detailed information in Israel. We intend to continue this practice as long as it is permitted under the SEC’s rules and Israel’s rules do not require more detailed disclosure. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We have concluded that our internal controls over financial reporting are not effective. If we fail to develop and maintain proper and effective internal controls over financial reporting, our ability to produce timely and accurate financial statements, comply with applicable laws and regulations, or access the capital markets could be impaired.

As a public company, we are actively evaluating our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act, or Section 404. As disclosed in Item 15, our management concluded that, as of December 31, 2022, the Company’s internal controls over financial reporting are not effective since a significant subsidiary of the Company, Gix Internet, whose financial statements were initially consolidated in March 2022, was excluded from management’s evaluation of the effectiveness of internal controls over financial reporting as of December 31, 2022 due to post acquisition exclusion made by Viewbix, a subsidiary of Gix Internet in accordance with the SEC guidance during the fiscal year post acquisition.

The process of designing and implementing effective internal control over financial reporting is a continuous effort. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting, or if our independent registered public accounting firm identifies material weaknesses in our internal control, investor confidence in our financial results may weaken, and the market price of our securities may suffer.

Our amended and restated articles of association provide that unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act which may impose additional litigation costs on our shareholders.

Our amended and restated articles of association provide that the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may increase the costs associated with such lawsuits, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated articles of association inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. Any person or entity purchasing or otherwise acquiring any interest in our share capital shall be deemed to have notice of and to have consented to the choice of forum provisions of our amended and restated articles of association described above. This provision would not apply to shall not apply to causes of action arising under the Exchange Act.

General Risk Factors

We do not intend to pay any cash dividends on our Ordinary Shares in the foreseeable future and, therefore, any return on your investment in our securities must come from increases in the value and trading price of our securities.

We paid cash dividends in an amount of $1.6 million on December 28, 2022. We do not anticipate that we will pay any cash dividends on our securities in the foreseeable future, therefore, any return on your investment in our securities must come from increases in the value and trading price of our securities.

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

Increased attention to, and evolving expectations for, environmental, social, and governance (ESG) initiatives could adversely impact our business.

In June 2022, the SEC published a proposed climate disclosure rule, subject to which we would be required to disclose certain climate-related information such as governance of climate-related risks and relevant risk management processes that could affect us, a climate related financial statements matrix and more. While the proposed rule has yet to be finalized and we cannot predict the ultimate scope and impact this will have on our business, if finalized, it would likely result in additional legal, accounting and financial compliance and increased general and administrative expenses. Moreover, this could result in increased management time and attention to ensure we are compliant with the regulations and expectations.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated in the State of Israel on December 9, 1999, as a private company pursuant to the Israeli Companies Ordinance (New Version), 1983. In February 2006, we completed our initial public offering in Israel, and our Ordinary Shares traded on the TASE until January 25, 2021. In May 2015, we listed the ADSs on Nasdaq and since August 2015 the ADSs have been traded on Nasdaq under the symbol “MDGS”. Following a 20:1 reverse share split of our ordinary shares effected on July 7, 2022, together with a 1:15 ratio change of the ADSs on November 14, 2022 (the “Ratio Change”), each ADS represents fifteen (15) Ordinary Shares. Our Series C Warrants have been trading on Nasdaq under the symbol “MDGSW” since July 2018. Following the Ratio Change, the Series C Warrant were adjusted, such that the exercise price was increased by a factor of fifteen (15), and the number of ADSs issuable under the warrants was decreased by a factor of fifteen (15). Each Series C Warrant is exercisable into one/fifteen ADS at an exercise price of $52.50 and will expire in July 2023.

Principal Capital Expenditures

Our Group had capital expenditures of approximately $74,000, $139,000 and $324,000 in the years ended on December 31, 2022, 2021, and 2020, respectively. Our capital expenditures are primarily for network infrastructure, computer hardware, purchase of machinery and software and leasehold improvements of our facilities. We have financed our capital expenditures from our available cash. We expect to maintain our capital expenditures in 2023 with a consistent volume.

There are no significant capital expenditures or divestitures currently in progress by the Company.

B. Business Overview

Overview

The activities carried out by us and our subsidiaries are focused on internet and other online-related technologies, e-commerce, medical-related devices, products and safety systems for drones and the electric vehicle (EV) sector.

Our internet-related activities include ad-tech operations through our stake in Gix Internet in which we currently hold 42.25% of its outstanding share capital. Our internet related activities also include our investment in Eventer, an online – event management and ticketing platform in which we currently hold 46.21% of its outstanding share capital

Our e-commerce activity includes the operations of Jeffs’ Brands Ltd., a subsidiary in which we hold 34.87% of its outstanding share capital, and which operates online stores for the sale of various consumer products on the Amazon online marketplace.

Our medical related activities include; innovative surgical devices with direct visualization capabilities for the treatment of Gastroesophageal Reflux Disease using Ultrasonic Surgical Endostapler, or MUSE and Polyrizon’s development of biological gels designed to protect patients against biological threats and reduce intrusion of allergens and viruses through the upper airways and eye cavities.

Our activity in the EV sector includes our ownership of Charging Robotics Ltd. (“Charging Robotics”) and its 19.99% subsidiary Revoltz, both develop three modular EVs and wireless vehicle battery charging technology. On April 7, 2023, Charging Robotics consummated a share exchange transaction, whereby it became a wholly owned subsidiary of Fuel Doctor. As a result, we now hold 67% of the outstanding share capital of Fuel Doctor, with an option to increase our holdings to 71% of the outstanding share capital based on predetermined milestone.

Our activity in the products and safety for drones through our stake in Parazero Technologies Ltd. (“Parazero”) in which we hold 40.35% of its outstanding share capital.

Internet and other online related Activity Overview

Gix Internet – Ad-Tech and Online Advertising

Gix Internet is the parent of Viewbix which is the majority shareholder of Gix Media Ltd. following a corporate reorganization that consummated on September 19, 2022 (“Reorganization Transaction”). Gix Media Ltd., which is the majority holder of the Cortex Media Group Ltd., and of Viewbix, a digital advertising platform that develops and markets a variety of technological platforms that automate, optimize and monetize digital online campaigns

We have consolidated Gix Internet’s financial statement as of March 1, 2022.

We currently hold 42.25% of Gix Internet’s outstanding share capital. We have an option to increase our stakes in Gix Internet to 44.94% of its outstanding share capital.

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

We currently hold 46.21% of Eventer’s outstanding share capital.

E-commerce Activity Overview

Jeffs’ Brands Ltd.

Jeffs’ Brands (Nasdaq: JFBR) is an e-commerce consumer products goods, or CPG, company, operating primarily on Amazon platform. Jeffs’ Brands is the owner of Smart Repair Pro, Inc., or Pro, Purex Corp., or Purex, and Top Rank Ltd. that operate online stores for the sale of various consumer products on the Amazon online marketplace, utilizing the Fulfillment by Amazon, or FBA, model. In addition to executing the FBA business model, Jeffs’ Brands utilizes artificial intelligence, or A.I., and machine learning technologies to analyze sales data and patterns on Amazon platform in order to identify existing stores, niches and products that have the potential for development and growth, and for maximizing sales of existing proprietary products.

On August 30, 2022, we participated in Jeffs’ Brands initial public offering on Nasdaq.

We currently hold 34.87% of Jeffs’ Brands outstanding share capital. We have 240,385 warrants to purchase up to 240,385 ordinary shares with an exercise price of $2.02 per ordinary share and additional 240,385 unlisted warrants to purchase up to 240,385 ordinary shares with an exercise price of $2.02 per ordinary share.

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

On June 3, 2019, we entered into the Golden Grand Agreement for the know-how licensing and sale of good relating to the MUSE™ system in China, Hong Kong, Taiwan and Macao. Four out of five predetermined in the agreement milestones were completed during 2020 and 2021, and consequently 80% of the agreed payments were already transferred to us. The final milestones will be completed, and the final installment will be paid upon completion of a MUSE™ assembly line in China. Due to COVID-19, the implementation of certain actions required to be achieved under the milestones have been delayed and are expected to be completed during 2023.

Polyrizon – Protective Biological Gels

Polyrizon is a clinical development biotech company specializing in the development of innovative nasal gels to provide preventative treatment against a wide cross section of viruses, as well as bacteria, allergens, and other toxins. Polyrizon’s proprietary Capture and Contain hydrogel platform is delivered in the form of nasal sprays, and forms a thin gel-based protective shield containment barrier in the nasal cavity.

We currently hold 37.03% of Polyrizon’s outstanding share capital. Additionally, we have invested $314,000 in multiple SAFEs.

ClearMind – Psychedelic Medicine

ClearMind Medicine, Inc. (Nasdaq: CMND) (“ClearMind”) is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including mental health, alcohol use disorder, binge eating and depression. ClearMind’s patent portfolio consists of four utility patent families, which includes seven approved patents and 13 pending applications.

On February 8, 2022, we entered into a share purchase agreement with ClearMind. On November 15, 2022, we participated in ClearMind’s initial public offering on Nasdaq.

We currently hold 5.77% of ClearMind’s outstanding share capital and 39,747 warrants to purchase an additional 39,747 shares.

Electric Vehicle Activity Overview

Charging Robotics Ltd.

To date, we have invested an aggregated amount of $1,286,000, in Charging Robotics, which was previously our wholly owned subsidiary. Charging Robotics is developing an autonomous wireless charging system for electric vehicles. On March 28, 2023, the Company entered into a securities exchange agreement (the “Exchange Agreement”) with Fuel Doctor. Pursuant to the Exchange Agreement, at the closing, which occurred on April 7, 2023, Fuel Doctor acquired 100% of the issued and outstanding share capital of Charging Robotics, making Charging Robotics a wholly-owned subsidiary of Fuel Doctor, in exchange for the issuance of shares of the Fuel Doctor’s common stock. As a result, Charging Robotics became a subsidiary of Fuel Doctor and we now hold 67% ofFuel Doctor’s outstanding share capital, with an option to increase our holdings to up to 71% of its outstanding share capital based on pre-set milestones.

Revoltz Ltd.

On February 19, 2021, we entered into a joint venture agreement with Amir Zaid, Weijian Zhou and Charging Robotics, for the purpose of developing and commercializing three modular electric vehicle (EV) micro mobility vehicles for urban individual use and “last mile” cargo delivery, through a new subsidiary, Revoltz Ltd. (“Revoltz”) Pursuant to the terms of such agreement, Charging Robotics was issued 19.99% of the issued and outstanding share capital of the Revoltz.

Other Activities

ScoutCam   – Miniaturized Imaging Equipment

We currently hold 18.45% of the outstanding share capital of ScoutCam, which is engaged in the development, production and marketing of innovative visual solutions composed of imaging equipment, cloud and software-based image processing (artificial intelligence (AI), machine learning (ML), and additional algorithm methodologies). Some of ScoutCam’s products that utilize its micro ScoutCam™ technology are used in medical procedures as well as various applications in other industries.

Automax Ltd.

We currently hold 6.46% of the outstanding share capital of Automax Motors Ltd. (TASE: AMX), or Automax (formerly known as Matomy Media Group Ltd., following several sales and purchases in the stock market during 2021). Automax is an indirect importer and distributor of vehicles in Israel.

Elbit Imaging Ltd.

During 2021 we completed a number of transactions for the purchase of shares of Elbit Imaging Ltd. (TASE: EMITF), or Elbit Imaging, and currently hold 5.72 % of its outstanding shares. Elbit Imaging is a holding company with interests in real estate, medical imaging, hotels, shopping malls and retail.

Furthermore, during 2022 we received cash dividends of $171,000.

Safee Cyber Technologies Ltd.

On October 13, 2021, we entered into a share purchase agreement with Safee Cyber Technologies Ltd., or Safee, a blockchain company and we currently hold 2.35% of its outstanding share capital. Safee’s social network allows creators and collectors to easily create, own, engage, control and trade digital goods. Safee’s platform expands the reach of NFTs to mass market buyers, creators, digital artists, illustrators, photographers, musicians, regular consumer digital content creators and more.

Parazero Ltd.

In 2022 we made multiple investments in Parazero, a company specializing in drone safety systems, through various transactions. We currently hold 40.35% of Parazero’s outstanding share capital and we are entitled to increase our holdings in Parazero by a conversion of our SAFE agreements. Parazero develops and provides drone safety solutions designed to protect people and payloads, providing a solution to reduce the risk of a drone’s malfunction in an urban environment.

Laminera Flow Optimization Ltd.

During 2021 and 2022 we engaged Laminera Flow Optimization Ltd., or Laminera, in a number of share purchase transactions and a bridge loan agreement, in which we currently hold 19.7% of the outstanding share capital. Laminera develops solutions to improve and optimize global water, oil, and gas pipeline infrastructure by reducing energy and maintenance costs while enhancing capacity, all without having to replace existing infrastructure.

Our Strategy

Our primary goal is to generate revenues through the activities of our consolidated subsidiaries, each in their respective market and field. In addition, we seek to generate revenues by pursuing potential opportunities to sell our MUSE™ technology, or alternatively grant a license or licenses for the use of the MUSE™ technology. Our strategy includes the following key elements:

Commercialization of the products and services provided by our consolidated subsidiaries as well as achieving organic growth and profitability. Our board of directors has determined that we support the growth, development and expansion of our consolidated subsidiaries businesses.

Sell or License MUSE™ technology. Our board of directors has determined to examine potential opportunities to sell our MUSE™ technology, or alternatively grant a license or licenses for the use of the MUSE™ technology.

General Pursuit of Opportunities. Our board of directors and management are constantly seeking and pursuing opportunities through which to leverage our assets and capabilities.

A substantial material portion of our revenues in 2022 derived from Gix Internet, Jeffs’ Brands and Eventer. In 2021 and 2020 revenues derived from Jeffs’ Brands, Eventer and from the e licensing and sale agreement The following data reflects our total revenue arising from the following services:

	Revenues
	Year Ended December 31,
	2022	2021	2020
	(Thousands of U.S. dollars)
Sales of Miniature Cameras and related equipment	-	24	491
Sales of Products on the Amazon online marketplace	5,859	6,509	-
Online advertising	83,534	-	-
Revenues from commissions	2,465	1,185	40
Sales of the MUSE™System	-	2,400	-
Total	91,858	10,118	531

The following data reflects our total revenue broken down by geographic region:

	Revenues
	Year Ended December 31,
	2022	2021	2020
	(Thousands of U.S. dollars)
United States	52,129	6,307	418
Europe	21,897	127	41
Asia	2,108	2,400	-
Israel	15,266	1,183	45
Other	459	101	27
Total	91,858	10,118	531

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

In connection with our subsidiary, Gix Internet, the digital advertising industry is not affected by much seasonality. However, there is a seasonality trend such that the fourth quarter is characterized by higher activity compared to average, while the first quarter is characterized in lower activity than average. This seasonality results from, among other things, changes in large advertising budgets, usually towards the end of each quarter and effective towards the end of each year. In addition, the last quarter of the year includes many leading events and an increase in advertising budgets and the volume of traffic on the network.

Marketing and Distribution

Sale or License of MUSE™ System

As part of our board of directors decision to examine potential opportunities to sell our MUSE™ technology, or alternatively grant a license or licenses for the use of the MUSE™ technology, our board of directors has reexamined the efforts and resources previously invested by us in our MUSE™ technology distribution agreements as well as the revenues obtained through such agreements in order to assess their financial viability. As a result of this analysis, our board of directors resolved to terminate our distribution agreements in order to redirect our resources to securing licensing agreements, which may in turn generate significant income in the short term, reduce operating expenses and lower our Company’s burn rate. On May 5, 2021, the Company engaged with a contractor into service agreement, which the contractor seek, develop, evaluate, filter and recommend suitable business opportunities for the Company in the fields of the Muse products and technology, and also Communicate and meet potential customers and introduce the Company and the Company’s products thereto, and, to the extent required by the Company from time to time, assistance and support with respect to negotiations with potential customers.

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

We, Charging Robotics and GERD IP (hereinafter in this paragraph: “We” or “Us”) own 17 U.S. patents and have one additional pending patent applications in the U.S. and one U.S. Provisional Patent Applications. In addition, We own 11 patents that were granted in other countries, including 7 European patent assets, which are not valid on their own unless validated in specific European countries as indeed were validated according to our list of chosen European countries and one allowed European Patent Office patent application and 8 pending patent applications in such other countries. We also have two pending Paris Convention Treaty (PCT) patent applications. We also have an exclusive license to three pending patent applications from an academic institute subject to terms agreed in such license agreement.

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

The consumer goods and e-commerce market is a highly competitive environment. Our competitive landscape consists of various types of companies such as: traditional and non-traditional consumer good companies; discount stores; traditional retailers; independent retail stores; the online platforms of these traditional retail competitors; and e-commerce companies.

Among CPG companies, our competitors include: Thrasio Holdings, Inc.; Aterian, Inc. (Nasdaq: ATER); Amazon; Helen of Troy Ltd., Newell Brands (Nasdaq: NWL); Frigidaire Appliance Company; and Trademark Global Inc. Despite the seemingly harsh competitive landscape, we believe that our technology and experience enable us to successfully compete and achieve our financial goals.

Competition related to our Subsidiary Eventer

Eventer’s competitors are traditional ticketing offices and digital ticketing companies that operate online platforms similar to Eventer’s platform and/or offer ticket marketing and distribution services. There are many companies outside of Israel that offer event management services similar to Eventer. Specifically in Israel, however, competitors that operate in the digital ticket sales platform space include Eventbuzz and TickChak Ltd., and companies that market events include Kupat and Eventim. Likewise, there are three large companies in Israel engaged in the field of marketing and distribution of events, including Leaan Tickets Ltd., CTS Eventim New Co (Eventim), and Kupot Tel-Aviv Tickets and Shows Ltd. Eventer also enables the sale of tickets to various attractions and activities, such as skydiving, glamping and motorsport. For these types of events and activities, Eventer competes with companies, including BUYME and Groupon, which sell vouchers to consumers and businesses and generates revenue from such sales commissions.

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

C. Organizational Structure

As of December 31, 2022, we have four significant subsidiaries, (i) Jeffs’ Brands, a company incorporated under the laws of the State of Israel, in which we hold 35.94% of its outstanding share capital, (ii) Eventer Technologies, a company incorporated under the laws of the State of Israel in which we hold 46.21% of its outstanding share capital, (iii) our wholly owned subsidiary, Charging Robotics, a company incorporated under the laws of the State of Israel and (iv) Gix Internet a company incorporated under the laws of the State of Israel in which we hold 42.25% of its outstanding share capital.

In April 2023 our formerly wholly owned subsidiary Charging Robotics consummated a share exchange transaction with Fuel Doctor and became its wholly owned subsidiary. See also “Item 4.B. – Business Overview – Electric Vehicle Activity Overview.”

D. Property, Plant and Equipment

Our offices and research and development facility are located at 10 HaNechoshet Street, Tel Aviv, Israel, 6971072, where we occupy approximately 102 square meters. We believe our facilities sufficiently meet our current needs.

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

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2021, compared to the year ended December 31, 2020, has been reported previously in our annual report on April 29, 2022, under Item 5 “Operating and Financial Review and Prospects”.

For the purpose of this Item 5., references to “Medigus”, the “Company”, “us”, “we” and “our” refer to Medigus and its consolidated subsidiaries.

Overview

Our legal and commercial name is Medigus Ltd. We were incorporated in the State of Israel on December 9, 1999, as a private company pursuant to the Israeli Companies Ordinance (New Version), 1983. In February 2006, we completed our initial public offering in Israel, and until January 25, 2021, our Ordinary Shares were traded on the TASE, under the symbol “MDGS”. On January 25, 2021, we delisted our Ordinary Shares from trading on TASE. In May 2015, we listed our ADSs on Nasdaq, and since August 2015 our ADSs have been traded on the Nasdaq under the symbol “MDGS”. Following a 1:15 ratio change of the ADSs on November 14, 2022 (the “Ratio Change”), each ADS represents fifteen (15) Ordinary Shares. In July 2018, we listed our Series C Warrants on the Nasdaq, and since then our Series C Warrants have been traded on Nasdaq under the symbol “MDGSW”. Following the Ratio Change, the Series C Warrant were adjusted, such that the exercise price was increased by a factor of fifteen (15), and the number of ADSs issuable under the warrants was decreased by a factor of fifteen (15). Each Series C Warrant is exercisable into one/fifteen ADSs for an exercise price of $52.50, and will expire five years from the date of issuance.

ScoutCam Ltd. was formed in Israel on January 3, 2019, as a wholly owned subsidiary of Medigus, in order to distinguish ScoutCam’s miniaturized imaging business, or the micro ScoutCam™ portfolio, from Medigus’ other operations. In December 2019, Medigus and ScoutCam Ltd. consummated an Amended and Restated Asset Transfer Agreement, effective March 1, 2019, which transferred and assigned certain assets and intellectual property rights to ScoutCam Inc., which became the sole owner of ScoutCam Ltd.. ScoutCam Inc. consummated a private placement offering of USD 20 million in March 2021, in which we did not participate, following that offering our holdings in ScoutCam Inc. were reduced to 28.06% of its outstanding share capital. Accordingly ScoutCam was deconsolidated as of such date and is accounted for as an equity investment as of April 1, 2021. As of today, we hold 18.45% of ScoutCam’s outstanding share capital.

On October 14, 2020, we signed a share purchase agreement and a revolving loan agreement with Eventer. The Eventer transaction closed on October 26, 2020. Pursuant to the share purchase agreement, we invested $750,000 and were issued 325,270 ordinary shares of Eventer, representing 58.7% of Eventer’s then issued and outstanding share capital. On April 8, 2021, Eventer consummated an additional share purchase agreement with certain investors in connection with the sale and issuance its ordinary shares for an aggregate amount of $2.25 million (the “Purchase Agreement).” According to the Purchase Agreement, if during the twelve months following the closing of the Purchase Agreement, or March 25, 2022, Eventer shall not consummate an IPO, then the price per share shall be adjusted by issuance of additional shares. By March 25, 2022, Eventer had not consummated an IPO, therefore, on May 25, 2022, Eventer issued additional shares to the Company and additional investors. As a result of such share issuance, our holding in Eventer decreased to 46.21% of Eventer’s outstanding share capital.

On October 8, 2020, we entered into a common stock purchase agreement with Pro Inc., Purex, and their respective stockholders pursuant to which we acquired 50.01% of Pro’s and 50.03% of Purex’s issued and outstanding share capital on a fully diluted basis through a combination of cash investments in the companies and acquisition of additional shares from the then current shareholders of the two companies in consideration for our restricted ADSs and a cash component. We agreed to; invest an aggregate amount of $1,250 thousand in Pro and Purex, pay $150 thousand in cash consideration to the current stockholders, and issue up to $500 thousand worth of restricted ADSs to the current stockholders of such companies subject to EBITDA milestones. Following the EBITDA results, the Company issued $71 thousand worth of restricted ADSs in June 20201. The transactions contemplated in the definitive agreements closed on January 4, 2021.

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

On August 30, 2022, we participated in Jeffs’ Brands initial public offering, and purchased 240,385 units comprised of 240,385 ordinary shares and warrants to purchase up to 240,385 ordinary shares with an exercise price of $2.02 per ordinary share.

We currently hold 34.87% of Jeffs’ Brands outstanding share capital.

As of December 31, 2021, Medigus held 34.58% of Gix Internet’s outstanding share capital. On February 14, 2022, we purchased 500,000 additional shares, increasing our holdings to 35.78% of Gix Internet's outstanding share capital.. On February 28, 2022, we purchased additional shares following which our holdings in Gix Internet increased to 38.03% of its outstanding share capital. As a result of this increase, and the fulfillment of additional conditions we consolidated Gix Internet’s financial statements as of February 28, 2023. On June 19, 2022, we purchased an additional 3,171,160 shares of Gix Internet, We currently hold 42.25% of Gix Internet’s outstanding share capital.

A. Operating results:

The following table sets forth a summary of our operating results:

	Year ended December 31,
	2022	2021
	U.S. Dollars, in thousands, except per share and weighted average shares data
Revenues:
Products	5,861	8,933
Services	85,997	1,185
	91,858	10,118
Cost of revenues:
Products	5,059	4,938
Services	72,347	379
	77,406	5,317

Gross Profit	14,452	4,801

Research and development expenses	4,853	1,045
Sales and marketing expenses	4,006	1,988
General and administrative expenses	14,174	9,964
Net change in fair value of financial assets at fair value through profit or loss	2,544	(713)
Share of net loss of associates accounted for using the equity method	2,659	2,149
Amortization of excess purchase price of associates	-	263
Operating loss	(13,784)	(9,895)
Changes in fair value of warrants issued to investors	(159)	(484)
Gain upon loss of control in a subsidiary	-	(11,465)
Gain from initial recognition of assets and liabilities upon consolidation of Gix Internet	(2,300)	-
Loss (gain) from sale of investments	127	(2,025)
Changes in fair value of warrants issued to third party investors by a consolidated subsidiary	(3,619)	75
Other expenses (income)	(45)	(494)
Financial (income) loss net	2,309	347
Profit (loss) before taxes on income	(10,097)	4,151
Taxes expense	111	105
Net profit (loss) for the period	(10,208)	4,046
Other comprehensive income for the period	460	162
Total comprehensive income (loss) for the period	(9,748)	4,208

Net Profit (loss) for the period is attributable to:
Owners of Medigus	(9,815)	6,794
Non-controlling interest	(393)	(2,748)
	(10,208)	4,046

Total comprehensive Profit (loss) for the period is attributable to:
Owners of Medigus	(9,503)	6,881
Non-controlling interest	(245)	(2,673)
	(9,748)	4,208

Basic Earnings (loss) per ordinary share	(0.40)	0.2
Diluted Earnings (loss) per ordinary share	(0.40)	0.2

Weighted average number of Ordinary Shares outstanding used to compute (in thousands):
Basic income/loss per share	24,385	23,036 *
Diluted income/loss per share	24,385	23,036 *

*Restated	to reflect the Reverse Split at a ratio of 20:1 effected on July 7, 2022.

Year ended December 31, 2022, compared to year ended December 31, 2021

Revenues

Revenues for the year ended December 31, 2022, were $91,858,000 representing an increase of $81,740,000 or 808%, compared to total revenues of $10,118,000 for the year ended December 31, 2021.

The increase in revenues was primarily due to the consolidation initiation of Gix Internet financial statements and the increase in revenues related to Eventer.

The tables below set forth our revenues, by region and by product for the periods presented:

U.S. dollars; in thousands

	Year Ended December 31,
	2022		2021
United States	52,129	57%	6,306	62%
Europe	21,897	24%	128	1%
Israel	15,266	16.5%	1,183	12%
Asia	2,108	2%	2,400	24%
Other	458	0.5%	101	1%
Total	91,858	100%	10,118	100%

U.S. dollars; in thousands

	Year Ended December 31,
	2022		2021
Products on the Amazon online marketplace	5,861	6%	6,509	64%
Products- others	-	-	2,400	24%
Revenues from internet services	83,532	91%	-	-
Revenues from commissions	2,465	3%	1,185	12%
Miniature camera and related equipment	-	-	24	0%
Total	91,858	100%	10,118	100%

Our revenues in 2021 were primarily derived from the sale of products on Amazon online marketplace and sales from commission.

The decrease in revenues from Products on the Amazon Online Marketplace was primarily due to an increase in competition. The increase in revenues from commissions was primarily due to an increase in events during 2022. The increase in revenues from internet services is due to the consolidation initiation of Gix Internet’s financials commencing February 28, 2022.

Cost of revenues

Cost of revenues for the year ended December 31, 2022, were $77,406,000 representing an increase of $72,089,000, or 1,356%, compared to cost of revenues and of $5,317,000 for the year ended December 31, 2021. The increase was primarily due to the increase in cost of revenues related to the consolidation of Gix Internet commencing February 28, 2022.

Gross Profit

Gross profit for the year ended December 31, 2022, was $14,452,000, representing an increase of $9,651,000 compared to gross loss of $4,801,000 for the year ended December 31, 2021. The gross profit increase is a result mainly due to the consolidation of Gix Internet commencing February 28, 2022..

Research and Development Expenses

Research and development expenses for the year ended December 31, 2022, were $4,853,000, representing an increase of $3,808,000, or 364%, compared to $1,045,000 for the year ended December 31, 2021. The increase was primarily due to the consolidation of Gix Internet commencing February 28,2022. In addition to the increase in Charging Robotics Ltd. research and development activities.

Sales and Marketing Expenses

Sales and marketing expenses for the year ended December 31, 2022, were $4,006,000, representing an increase of $2,018,000, or 102%, compared to $1,988,000 for the year ended December 31, 2021. The increase was primarily due to the consolidation of Gix Internet commencing February 28, 2022.

General and Administrative Expenses

General and Administrative expenses for the year ended December 31, 2022, were $14,174,000, representing an increase of $4,210,000, or 42%, compared to $9,964,000, for the year ended December 31, 2021. The increase was primarily due to:

a.	The consolidation of Gix Internet commencing February 28, 2022.

b.	Increase in Jeffs’ Brands general and administrative expenses - mainly due to professional services and consulting fees related to services provided in connection with Jeffs’ IPO.

Net change in fair value of financial assets at fair value through profit or loss

During 2022 we recognized a loss of $2,544,000 from net change in the fair value of financial assets derived mainly due to expenses of USD 1,128 thousand from Clearmind Shares, expenses of USD 427 thousand from Gix Internet Anti-dilution rights and USD 578 thousand from Automax shares..

Share of net loss of accounted for using the equity method

The investment in Polyrizon, Revoltz, Laminera, Parazero, Fuel Doctor, Elbit (until October 2022), Gix (up to February 28, 2022) and ScoutCam are accounted for using the equity method. The share net loss of accounted for using the equity method for the year ended December 31, 2022, amounted to $2,659 thousand.

Operating loss

We incurred an operating loss of $13,784,000 for the year ended December 31, 2022, representing an increase of $3,889,000, or 39%, compared to operating loss of $9,895,000 for the year ended December 31, 2021. The increase was primarily due to an increase of $3,257,000 in net change in fair value of financial assets at fair value through profit or loss and an increase of the share of net loss of associates accounted for using the equity method of USD 510 thousand.

Change in Fair Value of Warrants Issued to Investors

Profit from change in the fair value of warrants issued to investors for the year ended December 31, 2022, was $159,000, representing a decrease of $325,000, compared to profit of $484,000 for the year ended December 31, 2021.

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

Gain from initial recognition of assets and liabilities upon control obtained in an associate

The Company recognized a gain of $2,300,000 from initial recognition of assets and liabilities due to control obtained in Gix Internet commencing February 28, 2022.

Financial expenses net

Finance expenses, net for the year ended December 31, 2022, was $2,309,000, representing an increase of $1,962,000, compared to finance expenses of $347,000 for the year ended December 31, 2021, primarily due to interest accumulated on loans in Gix internet, Eventer and Jeffs’ Brands and due to exchange rate differences.

Profit (Loss) for the year

We incurred net loss of $10,208,000 for the year ended December 31, 2022, representing a decrease of $14,254,000, or 352%, compared to profit of $4,046,000 for the year ended December 31, 2021, which was primarily due to one-time gain in 2021 upon loss of control of a subsidiary in the amount of $11,465,000. The decrease was further due to an increase of $3,257,000 in net change in fair value of financial assets at fair value through profit or loss and an increase of the share of net loss of associates accounted for using the equity method of $510,000.

Year ended December 31, 2021, compared to year ended December 31, 2020

The discussion and analysis regarding the results of operations from the fiscal years ended December 31, 2021, and December 31, 2020, is contained in our annual report on Form 20-F, filed with the SEC, on April 29, 2022, and May 14, 2021.

Effective Corporate Tax Rate

Our  effective consolidated tax rate for the years ended December 31, 2022, and 2021 was almost zero percent (0%), primarily due to the fact that the Company did not record a tax asset, Gix Internet, Jeffs' Brands and Eventer did not record a deferred tax asset in connection with the losses incurred in Israel, since it is not probable that we will be able to utilize such losses in the foreseeable future against taxable income.

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

B. Liquidity and Capital Resources

Liquidity

During the year ended December 31, 2022, we incurred a total comprehensive loss of approximately $9.7 million and a negative cash flow used in operating activities of approximately $5.6 million. As of December 31, 2022, we incurred accumulated deficit of approximately $85.6 million.

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

Cash Flows

Net cash used in operating activities for the year ended December 31, 2022, was $5,656,000, compared to $5,250,000 for the year ended December 31, 2021. For the year ended December 31, 2022, the Company had net cash used in investing activities of $4,476,000 compared to net cash used in investing activities of $12,446,000 for the year ended December 31, 2021. For the year ended December 31, 2022, the Company had net cash generated from financing activities of $5,410,000 compared to $19,150,000 for the year ended December 31, 2021.

The change in our liquidity for the year ended December 31, 2022, resulted from several factors, including but not limited to:

●	net cash used in operating activities consists primarily of $2,300,000 gain from initial recognition of assets and liabilities upon consolidation of Gix Internet, Changes in fair value of warrants issued to third party investors by a consolidated subsidiary of $3,619,000 , net loss from change in the fair value of financial assets at fair value through profit or loss in the amount of $2,544,000, share of net loss of associates accounted for using the equity method in an amount of $2,659,000 and stock-based compensation in connection with options granted to employees and service providers of $787,000.

●	net cash used in investing activities consists mainly of $5,099,000 purchases of investments accounted as associates or measured through profit and loss, $1,018,000 loan to others, $660,000 loans to associate and $2,737,000 consolidation of subsidiaries upon gain of control.

●	net generated from financing activities consists mainly of $12,567,000 proceeds from issuance of shares and warrants by subsidiaries, $1,752,000 receipt of loans offset by $2,520,000 repayment of loans and $4,186,000 dividends.

C. Research and Development, Patents and Licenses, etc.

Our research and development efforts are focused on continuous improvement of our products. We conduct all of our research activities in Israel.

As of December 31, 2022, our research and development team consisted of 16 employees and subcontractors for the development of our products in Gix, and Eventer as needed. We have assembled an experienced team with recognized expertise in, software, control algorithms and systems integration.

The table below set forth our research and development expenses for the periods presented:

	Year Ended December 31,
	2022	2021
	(U.S. Dollars, in thousands)
Research and development expenses	$4,853	$1,045

From time to time, we file applications for patent registration in certain countries, some in which we are active and some which we consider as potential markets in order to protect our developed intellectual property.

D. Trend Information

Other than as described in Item 3.D. “Risk Factors”, in Item 5.A. “Operating Results”, and in Item 5.B. “Liquidity and Capital Resources” of this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

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

Expected volatility of private company warrants was calculated based on the implied volatilities from market comparisons of certain publicly traded companies and other factors. Expected volatility for traded company warrants was calculated based upon their share prices. Share price as of the cut-off date for private company relies on the last finance round.

The risk-free interest rate was based on the U.S. treasury bonds yield with an equivalent term or Israel treasury bonds yield. There are no foreseeable plans to pay dividends. Future expense amounts for any period could be affected by changes in our assumptions and market conditions.

Stock-Based Compensation

We as well as our  subsidiaries grant equity-based awards to certain employees, directors and other service providers. The expense is measured at the grant date fair value of the award and recognized as compensation expense over the service period. The fair value of the awards is estimated on the grant date using the Black Scholes option pricing model. The use of an option valuation model includes subjective assumptions, including the expected stock price volatility and average life of each grant, as well probability of successful completion of the IPOs of our subsidiaries that were in process at the date of grant or during subsequent periods to the extent the award terms included performance conditions.

Financial instruments at fair value through profit and loss / Financial instruments at cost that are initially measured at fair value

In estimating the fair value of such assets or a liabilities, the Group uses market-observable data. Where Level 1 or 2 inputs are not available, we determine the fair value of the financial instrument using acceptable valuation techniques and, as applicable, engage with qualified third party valuation specialists to perform the valuation.

We perform a purchase price allocation in regards with our investments, as needed. Following the consolidation of Gix to our financial statements, we  performed a  purchase price allocation to Goodwill and other intangible assets.

The fair value determination of acquired intangible assets for [these purchases price allocations require us to make significant estimates. These estimates include, among others, forecasted discounted cash flows which include, inter alia, significant assumptions for revenue growth rates and the selection of an appropriate discount rate.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table lists the names and ages of our directors and senior management as of March 1, 2023:

Name	Age	Position(s)
Liron Carmel	39	Chief Executive Officer
Eliyahu Yoresh(1)(3)(4)	53	Chairman of the Board of Directors
Ronen Rosenbloom(1)(2)(4)	51	Director
Eli Cohen(1)(2)(3)(4)	54	Director
Kineret Tzedef(2)(4)	43	Director
Tali Dinar	51	Chief Financial Officer

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the investment committee.

(4)	Indicates independent director under Nasdaq Stock Market rules.

Liron Carmel has been serving as our Chief Executive Officer since April 2019. Mr. Carmel has vast experience in business and leadership across multiple industries, including bio pharma, internet technology, oil & gas exploration & production, real estate and financial services. In addition he serves as chairman of the Israel Tennis Table Association. Mr. Carmel also currently serves as a member of the board of directors of several of our subsidiaries including Gix Internet (TASE: GIX), beginning April 2021, Polyrizon Ltd., beginning July 2020, Jeffs’ Brands Ltd. beginning September 2021, Viewbix Inc. (OTC:VBIX) beginning September 2022 and as the chairman of the board of directors of Eventer Technologies Ltd. beginning October 2020.

Eliyahu Yoresh has been serving as a member of our Board since September 2018 and as our Chairman of the board since February 2020. Mr. Yoresh serves as chief financial officer of Foresight Autonomous Holdings Ltd. (Nasdaq, TASE: FRSX). In addition, Mr. Yoresh serves as Chairman of Gix (TASE: GIX) and serves as a director of Rail Vision (Nasdaq: RVSN), Jeff Brands (Nasdaq: JFBR), Viewbix Inc. (OTC:VBIX) and Elbit Imaging (TASE: EMITF). Mr. Yoresh served as the chief executive officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. Mr. Yoresh is an Israeli Certified Public Accountant. Yoresh acquired a B.A. in business administration from the Business College, Israel and an M.A. in Law Study from Bar-Ilan University, Israel.

Ronen Rosenbloom has been serving as a member of our Board since September 2018. Mr. Rosenbloom is an independent lawyer working out of a self-owned law firm specializing in white collar offences and AML. Mr. Rosenbloom serves as chairman of the Israeli Money Laundering Prohibition committee and the Prohibition of Money Laundering Committee of the Tel Aviv District, both of the Israel Bar Association. Mr. Rosenbloom previously served as a police prosecutor in the Tel Aviv District. Mr. Rosenbloom holds an LL.B. from the Ono Academic College, an Israeli branch of University of Manchester.

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

Kineret Tzedef has been serving as member of our Board since June 2019. Ms. Tzedef also serves as a director of sports division and served in other positions at Hapoel Organization (Israeli Sport Federation) since 2007. Ms. Tzedef serves as an external director at Upsellon Brands Holdings Ltd. (TASE: UPSL), and as an external director of Augwind Energy Tech Storage Ltd. (TASE: AUGN). Ms. Tzedef is admitted to the Israel Bar Association since 2014. Ms. Tzedef acquired a LL.B from the Academic Center for Law and Science, Israel and a B.Ed. in Law Study from the Academic College at Wingate, Israel.

Tali Dinar has been serving as our Chief Financial Officer since June 8, 2021 Mrs. Dinar served as Chief Financial Officer of Novomic Ltd., a private company between January 2019 and January 2023. Mrs. Dinar also currently serves as a member of the board of directors of Jeffs’ Brands, beginning September 30, 2021, Parazero. beginning February 13, 2022, and Charging Robotics Ltd. since November 2021. She has also served as a member of the board of directors of Micronet Ltd. (TASE: MCRNT) between July 2016 and February 2023. In addition, she has also served as a director of Canzon Israel Ltd. (TASE: CNZN) since August 2020 until March 2022. Between 2019 and 2020, Mrs. Dinar served as the Chief Financial Officer of TechCare Corp. (currently Citrine Global Corp.) (OTCQB: CTGL). Between 2009 and 2019, Mrs. Dinar worked at the MICT group and served in various positions, including as Chief Financial Officer of MICT Inc. (Nasdaq: MICT) and as Chief Financial Officer of MICT Telematics Ltd. From 2002 until 2006, Mrs. Dinar served as the chief controller of I.T.L. Optronics Ltd. From 1997 until 2000, Mrs. Dinar worked in the audit department of Ernst & Young Global. Mrs. Dinar is a certified public accountant in Israel and holds a B.A. degree in Accounting and Business Management from The College of Management, Israel.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directions and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were appointed.

B. Compensation

Compensation of Directors and Executive Officers

In accordance with the provisions of the Companies Law, the compensation of our directors and officer holders must generally comply with the terms and conditions of our compensation policy, as approved by our compensation committee, board of directors and general meetings of our shareholders, subject to certain exceptions under the Companies Law.

The table below reflects the compensation granted to our six most highly compensated directors and officers during or with respect to the year ended December 31, 2022.

Name and Position	Salary	Bonus	Equity-Based Compensation(1)	Total
	U.S. Dollars in thousands
Liron Carmel, Chief Executive Officer	216	102	133	449
Eliyahu Yoresh, Chairman of the Board of Directors(2)	161	77	127	365
Tali Dinar(3), Chief Financial Officer	151	21	50	221
Kineret Tzedef, Director	39	-	48	87
Eli Cohen, Ronen Rosenbloom, Directors	39	-	42	81

(1)	Represents the equity-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2022, based on the option’s fair value, calculated in accordance with accounting guidance for equity-based compensation.

(2)	Mr. Yoresh has been serving as a member of our board of directors since September 2018 and as our Chairman of the board of directors since February 2020.

(3)	Salary includes gross salary plus payment of social benefits made by us on behalf of such office holder. Such benefits may include, to the extent applicable to the office holder, payments, contributions and/or allocations for savings funds (such as managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

The aggregate compensation paid by us to our office holders, as defined in the Companies Law, for the year ended December 31, 2022, was approximately $1.2 million, which includes six persons. This amount includes, when applicable, set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, car expenses and value of the Ordinary Shares underlying the options representing accounting expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

Compensation of Directors

Under the Companies Law and the rules and regulations promulgated thereunder, our directors are entitled to fixed annual compensation, up to the limits set forth in the compensation policy. We currently pay each of Mr. Ronen Rosenbloom, Ms. Kineret Tzedef and Mr. Eli Cohen an annual fee of NIS 132,000.

Each of our non-executive directors were also granted options to purchase 100,000 Ordinary Shares under the Plan (as defined herein). Such options were granted on June 29, 2021. The options vest over a period of three (3) years commencing on April 1, 2021, with 1/12 of such options vesting at the end of each subsequent three-month period following the grant, (ii) the term of the options is of six (6) years from the grant date, unless they have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company, (iii) unless previously exercised or cancelled, the options may be exercised until 180 days from the termination of the tenure of a director, (iv) the exercise price per share of the options is equal to the average share price of the 30 days prior to the date of grant, $1.783 (v) the options grant is in accordance and pursuant to Section 102 of the Income Tax Ordinance [New Version] (“Tax Ordinance”), if applicable, and (vi) the options will be accelerated upon the closing of a material transaction, resulting in change of control of the Company.

On April 25, 2021, and on May 4, 2021, our compensation committee and board of directors approved new compensation terms for Mr. Eliyahu Yoresh in connection with his services as an active chairman of the board of directors. For his services, Mr. Yoresh is entitled to receive a monthly payment of NIS 45,000 plus VAT, which constitutes the sole and complete compensation. In addition, Mr. Yoresh is entitled to an annual, target based bonus and an additional overachievement bonus of up to 6 monthly salaries, each. The weight afforded to each target and overachievement component, is to be decided by our board of directors and compensation committee in accordance with the following weights: (a) 35% Company performance measures of strategic goals and related objectives; (b) 25% Company performance measures of material transaction or material profitability/revenues; (c) 20% Company performance measures of revenues and/or loss reduction; and (d) 20% Company performance measures of achieving commercialization of Company’s technology. The aforementioned compensation terms are consistent with our current compensation policy.

Following the approval of the annual general meeting of our shareholders held on August 30, 2021, Mr. Yoresh was granted with a one-time grant of options to purchase 300,000 Ordinary Shares in accordance with the terms of the Plan. The options vest over a period of three (3) years commencing on April 1,2021, with 1/12 of such options vesting at the end of each subsequent three-month period following the grant, (ii) the term of the options is of six (6) years from the grant date, unless they have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company, (iii) unless previously exercised or cancelled, the options may be exercised until 180 days from the termination of Mr. Yoresh’ tenure as a chairman, (iv) the exercise price per share of the options is equal to the average share price of the 30 days prior to the date of grant, $1.783 (v) the options grant will be in accordance and pursuant to Section 102 of the Tax Ordinance, if applicable, and (vi) the options will be accelerated upon the closing of a material transaction, resulting in change of control of the Company.

Equity Based Compensation of our Executive Officers and Directors

As of March 1, 2023, options to purchase 1,212,500 of our Ordinary Shares were outstanding and held by current executive officers and directors (consisting of 6 persons) with an average exercise price of NIS 6.78 per ordinary share, of which, options to purchase 867,708 of our Ordinary Shares are currently exercisable or exercisable within 60 days as of March 1, 2023. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” in this annual report on Form 20-F.

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

Consulting Agreement with Mr. Carmel

On July 25, 2019, our shareholders approved that as of April 2, 2019, our Company would enter into a consulting agreement with Mr. Carmel, who serves as our Chief Executive Officer. The term is for an indefinite period, however the agreement may be terminated by either party by giving 60 days advance notice, or shorter periods in some cases, such as termination for “cause.” During the notice period, Mr. Carmel will be entitled to consulting fees only to the extent that he provides services to the Company during the notice period. The agreement also includes customary covenants regarding confidentiality, IP assignment, non-competition and non-solicitation.

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

In addition, Mr. Carmel was granted with options to purchase up to 62,500 Ordinary Shares of the Company (the “Options”), in accordance with the following terms: (i) the Options vest over a period of four (4) years commencing April 1, 2019, 25% of the Options vest on the first anniversary (i.e., April 1, 2020), and 75% of the Options vest on a quarterly basis over a period of three (3) years thereafter; (ii) the term of the Options is of six (6) years from the date of grant, unless they have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company, (iii) unless previously exercised or cancelled, the Options may be exercised until 180 days from the date of termination of the service, (iv) the exercise price per share of the Options shall be NIS 11.8, (v) the Options’ grant shall be in accordance and pursuant to Section 102 of the Income Tax Ordinance [New Version], and (vi) the Options shall be accelerated upon the closing of a material transaction, resulting in change of control of the Company.

At the annual general meeting of our shareholders held on August 30, 2021, Mr. Carmel was granted with additional grant of options to purchase 300,000 Ordinary Shares. The options vest over a period of three (3) years commencing on April 1, 2021, with 1/12 of such options vesting at the end of each subsequent three-month period following the grant, (ii) the term of the options is of six (6) years from the grant date, unless they have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company, (iii) unless previously exercised or cancelled, the options may be exercised until 180 days following the termination of the engagement, (iv) the exercise price per share of the options is equal to the average share price of the 30 days prior to the date of grant, $1.783 (v) the options grant will be in accordance and pursuant to Section 102 of the Tax Ordinance, if applicable, and (vi) the options will be accelerated upon the closing of a material transaction, resulting in change of control of the Company.

C. Board Practices

Introduction

Under the Companies Law and our amended and restated articles of association, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors.

Under our amended and restated articles of association, our board of directors must consist of at least three and not more than six directors, including two external directors appointed as required under the Companies Law. Our board of directors currently consists of four members, none of which are external directors, including our chairman of the board of directors, which is also appointed by the general meeting of our shareholders.

Our directors are divided into three classes with staggered three-year terms. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual general meeting following such election or re-election, such that at each annual general meeting the term of office only one class of directors will expire. Each director holds office until the annual general meeting of our shareholders for the year in which his or her term expires and until his or her successor is duly appointed, unless the tenure of such director expires earlier pursuant to the Companies Law upon the occurrence of certain events or unless removed from office by a vote of the holders of at least 65% of the total voting power of our shareholders at a general meeting of our shareholders in accordance with our amended and restated articles of association.

Our directors are divided among the three classes as follows:

●	the Class I directors consist of Mr. Eli Cohen, and his terms will expire at our annual general meeting of shareholders to be held in 2023;

●	the Class II directors consist of Ms. Kineret Tzedef and her terms will expire at our annual general meeting of shareholders to be held in 2024; and

●	the Class III directors consist of Mr. Eliyahu Yoresh and Mr. Ronen Rosenbloom and their terms will expire at our annual general meeting of shareholders to be held in 2025.

In addition, our amended and restated articles of association allow our Board of Directors to appoint directors to fill vacancies on our Board of Directors or in addition to the acting directors (subject to the limitation on the number of directors and their qualifications), until the next general meeting in which directors may be appointed or such appointment terminated.

The board of directors (and, if so determined by the board of directors, the general meeting) may at any time and from time to time appoint any person as a director to fill a vacancy (whether such vacancy is due to a director no longer serving or due to the number of directors serving being less than the maximum number of six directors. In the event of one or more such vacancies in the board of directors, the continuing directors may continue to act in every matter, provided, however, that if the number of directors serving is less than three, than our board of directors may only act in an emergency or to fill the office of a director which has become vacant up to three directors, or for the purpose of convening a general meeting of the Company’s shareholders for the purpose of electing directors to fill any or all vacancies. The office of a director that was appointed by the board of directors to fill any vacancy shall only be for the remaining period of time during which the director whose service has ended was filled would have held office, or in case of a vacancy due to the number of directors serving being less than six, the board of directors shall determine at the time of appointment the class to which the additional director shall be assigned.

Pursuant to the Companies Law and our amended and restated articles of association, a resolution proposed at any meeting of our board of directors at which a quorum is present is adopted if approved by a vote of a majority of the directors present and eligible to vote. A quorum of the board of directors requires at least a majority of the directors then in office who are lawfully entitled to participate in the meeting.

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

Alternate directors

Our amended and restated articles of association provide, as allowed by the Companies Law, that any director may, by written notice to us, appoint another person who is qualified to serve as a director to serve as an alternate director and to terminate such appointment. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director. Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors as long as he or she is not already serving as a member of such committee.

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

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder or with a third party in which the office holder has a personal interest, which is not an extraordinary transaction, requires approval by the board of directors. Our amended and restated articles of association do not state otherwise. If the transaction considered with an office holder or third party in which the office holder has a personal interest is an extraordinary transaction, then the audit committee’s approval is required prior to approval by the board of directors. For the approval of compensation arrangements with directors and executive officers, see “Item 6. Directors, Senior Management and Employees —C. Board Practices—Compensation of directors and executive officers.”

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

Exemption, Insurance and Indemnification of Directors and Officers

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of a fiduciary duty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association include such a provision. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

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

Our amended and restated articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by law. On February 18, 2021, our board of directors approved a new directors’ and officers’ liability insurance policy, following the recent amended of our compensation policy approved by our shareholders on February 12, 2021.

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

D. Employees

Number of Employees

As of December 31, 2022, the Group employed 77 employees, which include our chief executive officer that is engaged by the Company as a consultant.

As of December 31, 2021, we employed 26 employees, including those employed by our subsidiaries Jeffs’ Brands, Charging Robotics and Eventer, which include our chief executive officer that is engaged by the Company as a consultant.

As of December 31, 2020, we employed 39 employees in Israel including those employed by our indirect subsidiaries ScoutCam Ltd. and Eventer.

Distribution of Employees

The breakdown of our employees, by areas of engagement and geographic location, as of the end of each of the past three fiscal years is as follows:

	As of December 31,
	2022	2021	2020
Numbers of employees by category of activity
Management and administrative	32	20	21
Research and development	16	3	9
Sales and marketing	29	3	1
Production	-	-	8
Total workforce	77	26	39

Numbers of employees by geographic location
Israel	75	26	39
Europe	1	-	-
Other	1	-	-
Total workforce	77	26	39

Numbers of employees by employer
Medigus Ltd.	5	6	3
Eventer	16	15	9
Jeff Brands	4	4
Gix Internet	51	-	-
ScoutCam Ltd.	-	-	27
Charging Robotics	1	1	-
	77	26	39

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

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of March 1, 2023 (unless otherwise noted below), the beneficial ownership of our Ordinary Shares by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our voting securities;

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of our Ordinary Shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem Ordinary Shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of March 1, 2023, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of Ordinary Shares beneficially owned is based on 24,661,470 Ordinary Shares outstanding as of March 1, 2023.

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

As of March 1, 2023, there was one shareholder of record of our Ordinary Shares. The number of record holders is not representative of the number of beneficial holders of our Ordinary Shares, as the shares of all shareholders for a publicly traded company such as our Ordinary Shares underlying our ADSs are recorded in the name of our transfer agent, Computershare Trust Company, N.A.

Unless otherwise noted below, each beneficial owner’s address is Medigus Ltd., 10 Hanechoshet Street, Tel Aviv, Israel, 6971072.

Our principal shareholders do not have different or special voting rights.

Holders of more than 5% of our voting securities	Number of Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned(2)

Directors and executive officers(12)
Kineret Tzedef(3)	101,042	*
Liron Carmel(4)	264,000	1.03%
Ronen Rosenbloom(5)	104,167	*
Eliyahu Yoresh(6)	245,830	*
Eli Cohen(7)	104,167	*
Tali Dinar(8)	58,333	*

All directors and executive officers as a group (six persons)(1)	877,539	3.44%

*	less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

(2)	The percentages shown are based on 24,661,470 Ordinary Shares issued and outstanding as of March 1, 2023.

(3)	Includes options to purchase (i) 34,375 Ordinary Shares at an exercise price of NIS 8.96 per share, and (ii) 66,667 Ordinary Shares at an exercise price of NIS 5.81 per share that are exercisable within 60 days of March 1, 2023. In addition, Ms. Tzedef holds (i) options to purchase 3,125 Ordinary Shares that are not exercisable within 60 days of March 1, 2023, which have expiration date of July 8, 2026 and an exercise price of NIS 8.96, and (ii) options to purchase 33,333 Ordinary Shares that are not exercisable within 60 days of March 1, 2023, which have expiration date June 29, 2027 and an exercise price of NIS 5.81.

(4)	Includes 1,500 Ordinary Shares. In addition options to purchase (i) 62,500 Ordinary Shares at an exercise price of NIS 11.8 per share that are exercisable within 60 days of March 1, 2023, and (ii) options to purchase 200,000 Ordinary Shares at an exercise price of NIS 5.81 per share that are exercisable within 60 days of March 1, 2023. In addition, Mr. Carmel holds options to purchase 100,000 Ordinary Shares that are not exercisable within 60 days of March 1, 2023, which have expiration date of June 29, 2027 and an exercise price of NIS 5.81.

(5)	Includes options to purchase (i) 37,500 Ordinary Shares at an exercise price of NIS 11.8 per share that are exercisable within 60 days of March 1, 2023, which have an expiration date of January 9, 2025 and (ii) 66,667 Ordinary Shares at an exercise price of NIS 5.81 per share that are exercisable within 60 days of March 1, 2023., In addition, Mr. Rosenbloom holds options to purchase 33,333 Ordinary Shares that are not exercisable within 60 days of March 1, 2023, which have an expiration date of June 29, 2027 and an exercise price of NIS 5.81.

(6)	Includes 8,330 Ordinary Shares and options to purchase 37,500 Ordinary Shares at an exercise price of NIS 11.8 per share that are exercisable within 60 days of March 1, 2023, which have an expiration date of January 9, 2025, and (ii) 200,000 Ordinary Shares at an exercise price of NIS 5.81 per share that are exercisable within 60 days of March 1, 2023. In addition, Mr. Yoresh holds options to purchase 100,000 Ordinary Shares that are not exercisable within 60 days of March 1, 2023, which have an expiration date of June 29, 2027 and an exercise price of NIS 5.81.

(7)	Includes options to purchase 37,500 Ordinary Shares at an exercise price of NIS 11.8 per share that are exercisable within 60 days of March 1, 2023. which have an expiration date of January 9, 2025, and (ii) 66,667 Ordinary Shares at an exercise price of NIS 5.81 per share that are exercisable within 60 days of March 1, 2023, 2023., In addition, Mr. Cohen holds options to purchase 33,333 Ordinary Shares that are not exercisable within 60 days of March 1, 2023, which have an expiration date of June 29, 2027 and an exercise price of NIS 5.81.

(8)	Includes options to purchase 58,333 Ordinary Shares at an exercise price of NIS 5.81 per share that are exercisable within 60 days of March 1, 2023. In addition, Ms. Dinar holds options to purchase 41,667 Ordinary Shares that are not exercisable within 60 days of March 1, 2023, which have an expiration date of June 1, 2027, and an exercise price of NIS 5.81.

Significant Changes in Percentage Ownership by Major Shareholders

Over the course of 2022 and as of March 1, 2023, there were no changes in the percentage ownership of our major shareholders.

Over the course of 2021, there were no changes in the percentage ownership of our major shareholders.

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

Over the course of 2020, there were decreases in the percentage of ownership held by Gix Internet Ltd. (formerly known as Algomizer Ltd.) from more than 5% of its outstanding share capital to below 5% of its outstanding share capital.

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

Directors and Officers Insurance Policy and Indemnification Agreements

Our amended and restated articles of association permit us to exculpate, indemnify and insure our directors and officeholders to the fullest extent permitted by the Companies Law.

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

On March 2, 2023, our compensation committee approved a new directors’ and officers’ liability insurance policy. The new directors’ and officers’ liability insurance policy provides total coverage of $4 million in the aggregate, for the benefit of all of our directors and officers, in respect of which we are charged a twelve-month premium of $195,000, and which includes a deductible of $300,000 per claim, other than securities related claims filed in the United States or Canada, for which the deductible will not exceed $1 million.

Agreements with our Subsidiaries

On October 14, 2020, we signed a share purchase agreement and a revolving loan agreement with Eventer (the “Revolving Loan Agreement”). As part of the share purchase agreement and the revolving loan agreement, we invested $750,000, and following the completion thereof we held 58.7% of Eventer’s issued and outstanding share capital.

On April 8, 2021, Eventer consummated a share purchase agreement for an aggregate amount of $2.25 million out of which we invested $300,000. We currently hold approximately 46.21% of Eventer’s outstanding share capital.

In November 2021 we agreed with Eventer that the repayment of the initial advance under the Revolving Loan Agreement will occur on the earlier of (i) six months following the maturity date of the initial advance; or (ii) immediately following an initial public offering of Eventer.

On April 12, 2022, we amended the Revolving Loan Agreement, such that the repayment of the initial advance will occur at the earlier of (i) twelve months following the Maturity Date of the Initial Advance; or (ii) immediately following an initial public offering of Eventer.

On April 19, 2020, we entered into an Asset Transfer Agreement, effective January 20, 2020, with our majority owned subsidiary GERD IP. Pursuant to the Asset Transfer Agreement, we transferred certain of our patents in consideration for seven capital notes issued to us by GERD IP, of $2,000,000 each.

On February 2, 2021, we entered into two loans and pledges agreements with Jeffs’ Brands and its other stockholder, to finance Smart Repair Pro’s additional purchases of three new brands on the Amazon online marketplace. Pursuant to the forgoing agreements, the Company extended USD 4 million loans, with an annual interest of 4%, to be repaid on the fifth anniversary of the effective date. On August 30, 2022 all the loans were converted into shares of Jeffs’ Brands as part of Jeffs’ Brands IPO, in which we invested an additional USD 1 million. As a result, we currently hold approximately 34.87% of Jeffs’ Brands outstanding share capital.

On May 20, 2021, we entered into a sublease agreement with Jeffs’ Brands pursuant to which we subleased office space of approximately 97 square meters to Jeffs’ Brands, which terminated on October 30, 2022.

On October 12, 2021, we entered into a loan agreement with Gix Internet (the “Gix Loan Agreement”), pursuant to which we lent to Gix Internet NIS 4 million. On August 25, 2022, we entered into an amendment to the Gix Loan Agreement, effective as of July 1, 2022 (the “Amendment to the Gix Loan Agreement), pursuant to which, on November 2, 2022, the Company received a total of NIS 1 million as repayment of the original loan and the accrued interest thereon up to such date. The Repayment of the balance of the loan fund, in the amount of NIS 3 million, was postponed until June 30, 2023. In addition, the Company is entitled to convert all or part of the balance of the extended loan into shares of Gix Internet. The Gix Loan Agreement and the Amendment to the Gix Loan Agreement are filed as Exhibit 4.5 and 4.6, respectively, to this annual report on Form 20-F, and are incorporated herein by reference.

On April 7, 2023, our formerly wholly owned subsidiary Charging Robotics consummated a share exchange transaction with Fuel Doctor and became its wholly owned subsidiary. As a result of the transaction, we now hold 67% of Fuel Doctor’s outstanding share capital, with options to acquire up to 71% of its outstanding share capital based on predetermined milestones.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Export Sales

The following table presents total export sales for each of the fiscal years indicated ($, in thousands):

	For the year ended December 31,
	2022	2021	2020
Total export sales*	89,393	8,935	481
as a percentage of total revenues	97%	85%	82%

*	Export sales, as presented, are defined as sales to customers located outside of Israel.

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

Dividends

On December 28, 2022, we paid cash dividends on our Ordinary Shares and our Series C Warrants. We do not anticipate that we will further pay any cash dividends on our Ordinary Shares or ADSs in the foreseeable future.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Ordinary Shares were traded on the TASE under the symbol “MDGS” from February 2006 to January 25, 2021, when we delisted our Ordinary Shares from TASE. In August 2015, our ADSs commenced trading on Nasdaq under the symbol “MDGS.” Each ADS currently represents 15 Ordinary Shares.

For a description of the ADSs, see “Item 12. Description of Securities Other Than Equity Securities – D. American Depositary Shares.”

Our Series C Warrants have been trading on Nasdaq under the symbol “MDGSW” since July 2018. Each Series C Warrant is exercisable into one/fifteen ADSs for an exercise price of $52.50 and will expire in July 2023.

B. Plan of Distribution

Not Applicable.

C. Markets

Our Ordinary Shares are no longer listed on TASE. Our ADSs are traded on Nasdaq under the symbol “MDGS.” Our Series C Warrants are traded on the Nasdaq under the symbol “MDGSW.”

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

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report on Form 20-F:

●	Loan and Pledge Agreement by and among Medigus Ltd., Smart Repair Pro, Inc., and Julia Gerasimova, dated February 2, 2021, filed as Exhibit 4.19 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021, and incorporated herein by reference.

●	Amendment No. 1 to Loan and Pledge Agreement by and between Medigus Ltd., Smart Repair Pro, Inc., and Julia Gerasimova, dated February 5, 2021, filed as Exhibit 4.20 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021, and incorporated herein by reference.

●	Loan Agreement by and between the Company and Gix Internet dated October 12, 2021 (the “Loan Agreement”), filed as Exhibit 4.6 to this annual report on Form 20-F, and incorporated herein by reference.

●	Amendment to the Loan Agreement by and between the Company and Gix Internet dated August 25, 2022, and effective as of July 1, 2022, filed as Exhibit 4.7 to this annual report on Form 20-F, and incorporated herein by reference.

●	Share Purchase Agreement, by and among the Company, Parazero, Delta Drone International Ltd., L.I.A Pure Capital Ltd. and other entities listed therein, dated January 28, 2022, filed as Exhibit 4.8 to this annual report on Form 20-F, and incorporated herein by reference.

●	Securities Exchange Agreement by and between Medigus Ltd., the additional shareholders of Charging Robotics Ltd. and Fuel Doctor Holdings, Inc. dated March 28, 2023, filed as Exhibit 4.9 to this annual report on Form 20-F, and incorporated herein by reference.

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

The ownership or voting of our Ordinary Shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel, is not restricted in any way by our amended and restated articles or by the laws of the State of Israel.

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

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax on their taxable income at the rate of 23% of a company’s taxable income. However, the effective tax rate payable by a company that derives income from a Benefited Enterprise, a Preferred Enterprise, a Special Preferred Enterprise, a Preferred Technological Enterprise or a Special Preferred Technological Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli resident company are generally subject to tax at the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident company incorporated in Israel, of which 90% or more of its income in the tax year, other than income from certain government loans, derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition under section 3A of Tax Ordinance (New Version) 1961 (the “Tax Ordinance”). An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company whose principal activity in any given tax year is industrial production.

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

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

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

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Tax Ordinance. Expenditures not so approved are deductible in equal amounts over a three-year period.

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

Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment applies to investment programs commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Israeli Authority for Investments and Development of the Israeli Ministry of Economy (referred to as the Investment Center) will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income be derived from exports. An enterprise that qualifies under the new provisions is referred to as a “Benefited Enterprise”, rather than “Approved Enterprise”. The 2005 Amendment provides that Approved Enterprise status will only be necessary for receiving cash grants. As a result, it was no longer necessary for a company to obtain Approved Enterprise status in order to receive the tax benefits previously available under the alternative benefits track. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. Such a position may be subject to a future tax audit. Companies are entitled to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Investment Law, as amended.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities) which are generally required to derive 25% or more of their business income from export to specific markets with a population of at least 14 million in 2012 (such export criteria will further be increased in the future by 1.4% per annum). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all of the conditions, including exceeding a minimum investment amount specified in the Investment Law. Such investment allows a company to receive “Benefited Enterprise” status, and may be made over a period of no more than three years that will end at the year in which the company requested to have the tax benefits apply to its Benefited Enterprise. The benefits period under the Benefited Enterprise status is limited to 12 years from the year the company chose to have its tax benefits apply. Where the company requests to apply the tax benefits to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage of the value of the company’s production assets before the expansion.

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

A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend, or a lower rate in the case of a qualified Foreign Investors’ Company, to which we refer as a FIC, which is at least 49% owned by non-Israeli residents. Dividends paid to Israeli shareholders out of income attributed to a Benefited Enterprise (or out of dividends received from a company whose income is attributed to a Benefited Enterprise) are generally subject to withholding tax at source at the rate of 15% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing the reduced 15% tax rate, or such lower rate as may be provided in an applicable tax treaty). The reduced rate of 15% is limited to dividends and distributions out of income attributed to a Benefited Enterprise during the benefits period and actually paid at any time up to 12 years thereafter except with respect to a FIC (as such term is defined in the Investment Law), in which case the 12-year limit does not apply.

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

The 2011 Amendment introduced new tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” in accordance with the definition of such term in the Investments Law. A “Preferred Company” is defined as either: (i) a company incorporated in Israel which is not wholly owned by a governmental entity, or (ii) a limited partnership that: (a) was registered under the Israeli Partnerships Ordinance and; (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel.

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

In addition, Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a Development Region “A”. Since January 1, 2017, the definition for “Special Preferred Enterprise” includes less stringent conditions.

Dividends distributed from income which is attributed to a “Preferred Enterprise” or to a “Special Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations — 0%, (ii) Israeli resident individuals — 20%, and (iii) non-Israeli residents — 20% or a reduced tax rate under the provisions of an applicable double tax treaty, subject to the receipt in advance of a valid certificate from the Israel Tax Authority (“ITA”) allowing for a reduced tax rate.

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

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions; (ii) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, that had participated in an alternative benefits program, before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

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

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a Preferred Technology Enterprise and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as Preferred Technology Income, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone “A”. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain Benefited Intangible Assets (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company after January 1, 2017, for at least NIS 200 million, and the sale receives prior approval from the IIA.

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” (an enterprise for which, among others, total consolidated revenues of its parent company and all subsidiaries is at least NIS 10 billion) and will thereby enjoy a reduced corporate tax rate of 6% on Preferred Technology Income regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technology Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed to Israeli shareholders by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing the reduced 20% tax rate, or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4% or a lower rate under a tax treaty, if applicable subject to the receipt in advance of a valid certificate from the ITA.

Taxation of Our Shareholders

Capital Gains

Capital gain tax is imposed on the disposition of capital assets by an Israeli resident, and on the disposition of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Tax Ordinance distinguishes between “Real Capital Gain” and the “Inflationary Surplus”. Real Capital Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate between the date of purchase and the date of disposition. Inflationary Surplus is not subject to tax in Israel if accrued after 1993.

Generally, Real Capital Gain accrued by individuals on the sale of our Ordinary Shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Substantial Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, 10% or more of one of the Israeli resident company’s means of control (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds, the right to appoint a director or an executive officer and order someone who holds any of the aforesaid rights how to act, regardless of the source of such right) at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%.

Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2022).

Individuals and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income — 23% for corporations in 2022 and a marginal tax rate of up to 47% in 2022 for individuals (excluding excess tax as discussed below), unless the benefiting provisions of an applicable treaty applies.

Notwithstanding the foregoing, capital gains derived from the sale of our Ordinary Shares by a non-Israeli shareholder may be exempt under the Tax Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed, (iii) neither the shareholder nor the particular capital gain is otherwise subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985), (iv) if the seller is a corporation, no more than 25% of its means of control are held, directly and indirectly, by an Israeli resident shareholders, and there is no Israeli Resident that is entitled to 25% or more of the revenues or profits of the corporation directly or indirectly. In addition, such an exemption would not be available to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

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

At the sale of securities traded on a stock exchange a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Tax Ordinance and regulations promulgated thereunder the aforementioned return need not be filed and no advance payment must be paid provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay excess tax (as further explained below). Capital gain is also reportable on the annual income tax return.

Dividend Income

Generally, a distribution of a dividend to Israeli shareholders by our Company from income attributed to a Benefited Enterprise will be subject to withholding tax in Israel at a rate of 15% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing the reduced 15% tax rate or such a reduced tax rate as may be provided under an applicable tax treaty). A distribution of dividend by our Company from income attributed to a Preferred Enterprise or Preferred Technology Enterprise (if the Company will be entitled to tax benefits of a Preferred Enterprise or Preferred Technology Enterprise) will generally be subject to withholding tax in Israel at the following tax rates: Israeli resident individuals — 20%; Israeli resident companies — 0%; Non-Israeli residents — 20% (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate,20% , or such lower rate as may be provided in an applicable tax treaty),.

A distribution of dividends from income, which is not attributed to a Preferred Enterprise or a Benefited Enterprise to an Israeli resident individual, will generally be subject to withholding tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a “Substantial Shareholder” (as defined above) at the time of distribution or at any time during the preceding 12 months period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from withholding tax provided the income from which such dividend is distributed was derived or accrued within Israel and was subject to tax in Israel. An average rate will be set in case the dividend is distributed from mixed types of income (regular and preferred income).

The Tax Ordinance provides that a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a “Substantial Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12 months period). Dividends paid on publicly traded shares, like our Ordinary Shares, to non-Israeli residents, are generally subject to Israeli withholding tax at a rate of 25%, so long as the shares are registered with a nominee company (whether or not the recipient is a substantial shareholder); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). Thus, under the U.S.-Israel Double Tax Treaty the following rates will apply in respect of dividends not attributed to a Benefited Enterprise or Preferred Enterprise distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting share capital of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends — the tax rate is 12.5%. Notwithstanding the foregoing, dividends distributed from income attributed to a Benefited Enterprise or Preferred Enterprise are not entitled to such reduction under such tax treaty but are subject to withholding tax at the rate of 15% or 20% for such a United States corporate shareholder, provided that the conditions related to the holding of 10% of our voting capital and to our gross income for the previous year (as set forth in the previous sentence) are met. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay excess tax (as further explained below).

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

We paid a dividend in December 2022 but do not expect to further pay any cash dividends in the near future. Following the receipt of a tax ruling from the Israeli Tax Authorities, the payment was not subject to tax withholding in Israel and the Company will pay the cash capital amount in full.

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

Foreign Exchange Regulations

Non-residents of Israel who hold our Ordinary Shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, repayable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is generally required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of currency exchange control has not been eliminated and may be restored at any time by administrative action.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

Certain Material U.S. Federal Income Tax Consequences

The following discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in our Ordinary Shares or ADSs. This discussion applies only to U.S. Holders that hold our Ordinary Shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), that have acquired their Ordinary Shares or ADSs and that have the U.S. dollar as their functional currency.

This discussion is based on the tax laws of the United States, including the Code, as in effect on the date hereof and on U.S. Treasury regulations as in effect or, in some cases, as proposed, on the date hereof, the United States-Israel Tax Treaty (the “Treaty”), as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. We have not sought, and will not seek, a ruling from the IRS or an opinion of counsel as to any U.S. federal income tax consequence described herein. There can be no assurances that the IRS will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our Ordinary Shares or ADSs or that such a position would not be sustained. This summary does not address any estate or gift tax consequences, the alternative minimum tax, the Foreign Account Tax Compliance Act or any state, local, or non-U.S. tax consequences.

The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

●	banks;

●	certain financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark to market;

●	certain former citizens or residents of the United States;

●	tax-exempt entities;

●	persons holding our Ordinary Shares or ADSs as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

●	persons that actually (directly or indirectly) or constructively own 10% or more of our total voting power or value;

●	persons that are residents or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

●	persons who acquired our Ordinary Shares or ADSs pursuant to the exercise of any employee share option or otherwise as compensation;

●	S-corporation and partnerships, including entities classified as partnerships for U.S. federal income tax purposes;

●	governments or agencies or instrumentalities thereof;

●	grantor trusts;

●	passive foreign investment companies; or

●	controlled foreign corporations.

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

Passive Foreign Investment Company

Based on our anticipated income and the composition of our income and assets, there is a significant risk that we will be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes at least until we start generating a substantial amount of active revenue. Because PFIC status is a factual determination based on actual results for the entire taxable year, there can be no assurance that we were not a PFIC in 2022 and will not be a PFIC in subsequent years, as our operating results for any such years may cause us to be a PFIC. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will generally be a PFIC for U.S. federal income tax purposes for any taxable year after applying certain look-through rules with respect to the income and assets of subsidiaries if either:

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect our Ordinary Shares will continue to be listed on Nasdaq. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs we own, you generally will continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. The Nasdaq is a qualified exchange, but there can be no assurance that the trading in our Ordinary Shares will be sufficiently regular to qualify our Ordinary Shares as marketable stock. You should consult your tax advisor as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs. Alternatively, if a non-U.S. entity treated as a corporation is a PFIC, a holder of shares in that entity may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election to include in its income, on a current basis: (1) as ordinary income, its pro rata share of the “ordinary earnings” of the qualified electing fund; and (2) as long-term capital gain, its pro rata share of the “net capital gain” of the qualified electing fund. However, you may make a qualified electing fund election with respect to your Ordinary Shares only if we furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

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

YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF OUR BEING A PFIC ON YOUR INVESTMENT IN OUR ORDINARY SHARES OR ADSs AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE POSSIBILITY OF MAKING A MARK-TO-MARKET ELECTION.

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

Subject to certain significant conditions and limitations, including potential limitations under the Treaty, U.S. Holders may be entitled to a credit against their U.S. federal income tax liability or a deduction against U.S. federal taxable income in an amount equal to the non-refundable Israeli tax withheld on distributions on our Ordinary Shares. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Holder or withheld from a U.S. Holder that year. Distributions paid on our Ordinary Shares will generally be treated as passive income that is foreign source for U.S. foreign tax credit purposes. As a result of recent changes to the U.S. foreign tax credit rules, a withholding tax generally will need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. Holder. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. U.S. Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit.

Taxation of Disposition of Ordinary Shares

Subject to the PFIC rules discussed above, upon a sale or other disposition of Ordinary Shares, you will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized (including the amount of any tax withheld) and your tax basis in such Ordinary Shares. If the consideration you receive for our Ordinary Shares is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if our Ordinary Shares are treated as traded on an “established securities market” and you are either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If you are an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, you will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date. In addition, proposed Treasury regulations (which taxpayers may rely upon pending publication of final regulations) issued on December 18, 2017, provide that certain taxpayers may elect to “mark to market” gain or loss resulting from exchange rate fluctuations. The proposed regulations are complex, and you should consult your tax advisor regarding the availability of the proposed regulations in your particular circumstances.

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

To the extent that, the sale, exchange or disposition of our Ordinary Shares would be subject to Israeli tax, a U.S. Holder generally will not be entitled to claim a foreign tax credit for such tax unless the U.S. Holder is eligible for benefits under the Treaty, is considered a resident of the United States for purposes of the Treaty, and   otherwise meets the requirements for claiming benefits under the Treaty. In lieu of claiming a credit, a U.S. Holder may be able to elect to deduct the Israeli taxes in computing taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the relevant taxable year. U.S. Holders should consult their own tax advisors regarding the  deduction or credit for any such Israeli tax and their eligibility for the benefits of the Treaty.

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

THE SUMMARY OF CERTAIN MATERIALU.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT ABOVE IS FOR GENERAL INFORMATIONAL PURPOSES ONLY. INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES OR ADSs.

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

J. Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

Risk of Interest Rate Fluctuation

Currently, our investments consist primarily of cash and cash equivalents and short-term bank deposits. We follow an investment policy that was set by our board of directors, pursuant to which we currently invest in tradable short term Israeli government loans or bank deposits. Our investments are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. Our interest income is not material and a changes in interest rates would not have a significant impact on us. We manage this exposure by performing ongoing evaluations of our investments. Due to the short-term maturities of our investments to date, their carrying value has always approximated their fair value. It is our current policy to hold investments to maturity in order to limit our exposure to interest rate fluctuations.

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

Our interest rate risk exposure is in respect to bank deposits, which expose us to risk due to change in fair value interest rates. As of December 31, 2022, these deposits carried relatively low interest rates and under these low interest rates, reasonable changes in interest rates are expected have negligible impact on the fair value of these assets.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

General

The following is a summary description of the ADSs and does not purport to be complete. Each ADS represents 15 Ordinary Shares (or a right to receive 15 Ordinary Shares) deposited with The Bank of New York Mellon, located in Manchester, as custodian for the Bank of New York Mellon as the Depositary. Each ADS also represents any other securities, cash or other property which may be held by the Depositary. The Depositary’s office at which the ADSs will be administered is located at 240 Greenwich Street, New York, New York 10286.

The form of the deposit agreement for the ADSs and the form of American Depositary Receipt (ADR) that represents an ADS as filed as exhibits to the Company’s registration statement on Form F-6 with the SEC on May 7, 2015, as amended on October 26, 2020. Copies of the deposit agreement are available for inspection at the principal office of the Bank of New York Mellon, located at 240 Greenwich Street, New York, New York 10286.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures

Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022. The term “disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to the our management, including our chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on the foregoing, our chief executive officer and chief financial officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.

(b) Management report on internal control over financial reporting

Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting. The Company’s internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, means a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions.

●	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

●	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management concluded that, as of December 31, 2022, the Company’s internal control over financial reporting was not effective since a significant subsidiary of the Company, Gix Internet, whose financial statements were initially consolidated in March 2022, was excluded from management’s evaluation of the effectiveness of internal control over financial reporting as of December 31, 2022 due to post acquisition exclusion made by Viewbix, a subsidiary of Gix Internet in accordance with the SEC guidance during the fiscal year post acqusition. Gix Internet’s assets constitute 52% of the Company’s assets as of December 31, 2022.

(c) Attestation Report of the Registered Public Accounting Firm

Not applicable.

(d) Changes in internal control over financial reporting

Other than the changes to our internal control over financial reporting resulting from the consolidation of the financial statements of Gix Internet in March 2022, there were no changes in internal control over financial reporting during the year ended December 31, 2022, that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and services

Brightman Almagor Zohar and Co., Certified Public Accountant (Isr.), a firm in the Deloitte Global Network, has served as our principal independent registered public accounting firm for the years ended December 31, 2022, and 2021.

The following table provides information regarding consolidated fees related to Brightman Almagor Zohar and Co., for all services, including audit services, for the year ended December 31, 2022, and for the year ended December 31, 2021:

	Year Ended December 31, 2022	Year Ended December 31, 2021
	(USD in thousands)
Audit fees(1)	575	721
Audit-Related Fees(2)	100	369
Tax fees(3)	96	33
Total	771	1,123

(1)

Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

For the year ended December 31, 2022, audit fee included are for Medigus, Eventer, Gix Internet and Jeffs’ Brands.

For the year ended December 31, 2021, audit fee included are for Medigus, ScoutCam, Eventer, Gix Internet and Jeffs’ Brands.

(2)

Includes mainly offering costs and related services by the principal accountant that are reasonably related to the performance of the audit or review of the registrant’s financial statements.

For the year ended December 31, 2022, audit related fee included Medigus, Eventer, Gix Internet and Jeffs’ Brands.

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

ITEM 16G. CORPORATE GOVERNANCE

Nasdaq Stock Market Listing Rules and Home Country Practices

As a foreign private issuer, we are permitted to follow Israeli corporate governance practices instead of Nasdaq Marketplace rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. We rely on this “foreign private issuer exemption” with respect to the following items:

●	Quorum. While the Marketplace Rules of the Nasdaq Stock Market require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 10% of the voting rights in person or by proxy is required for commencement of business at a general meeting so long as (i) such general meeting was initiated by and convened pursuant to a resolution adopted by the Board of Directors and (ii) at the time of such general meeting the Company is qualified to use the forms of a “foreign private issuer” under US securities laws. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of any number of shareholders present in person or by proxy.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Companies Law, and the regulations promulgated thereunder, which require the approval of the audit committee, the compensation committee, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Listing Rules of the Nasdaq Stock Market.

●	Equity Compensation Plans. We do not necessarily seek shareholder approval for the establishment of, and amendments to, stock option or equity compensation plans (as set forth in Nasdaq Listing Rule 5635(c)), as such matters are not subject to shareholder approval under Israeli law. We will attempt to seek shareholder approval for our stock option or equity compensation plans (and the relevant annexes thereto) to the extent required in order to ensure they are tax qualified for our employees in the United States. However, even if such approval is not received, then the stock option or equity compensation plans will continue to be in effect, but we will not be able to grant options to our U.S. employees that qualify as Incentive Stock Options for U.S. federal tax purpose. Our stock option or other equity compensation plans are also available to our non-U.S. employees, and provide features necessary to comply with applicable non-U.S. tax laws.

●	Shareholder approval. Rather than follow the Nasdaq rules requiring shareholder approval for the issuance of securities in certain circumstances, we follow Israeli law, under which a private placement of securities requires approval by our board of directors and shareholders if it will cause a person to become a controlling shareholder (generally presumed at 25% ownership) or if: (a) the securities issued amount to 20% or more of our outstanding voting rights before the issuance; (b) some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and (c) transaction will increase the relative holdings of a shareholder that holds 5% or more of our outstanding share capital or voting rights or will cause any person to become, as a result of the issuance, a holder of more than 5% of our outstanding share capital or voting rights.

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

ITEM 19. EXHIBITS

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Articles of Association of Medigus Ltd., as amended					*
2.1	Form of Deposit Agreement between Medigus Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares	20-F	001-37381	2.1	May 7, 2015
2.2	Form of Series C Warrant Agent Agreement between the Registrant and Computershare Inc., as warrant agent, including Form of Series C Warrant	F-1	333-2225610	4.1	July 18, 2018
2.3	Description of Securities					*
4.1†	2013 Share Option and Incentive Plan	20-F	001-37381	4.6	May 7, 2015
4.2†	Compensation Policy of Medigus Ltd., as adopted on August 30, 2021	20-F	001-37381	4.2	April 29, 2022
4.3†	Form of Indemnification and Exculpation Undertaking	20-F	001-37381	4.15	May 7, 2015
4.4	Loan and Pledge Agreement by and between the Registrant, Smart Repair Pro, Inc., and its stockholder, dated February 2, 2021***	20-F	001-37381	4.19	May 14, 2021
4.5	First Amendment to Loan and Pledge Agreement by and between the Registrant, Smart Repair Pro, Inc., and its stockholder, dated February 5, 2021***	20-F	001-37381	4.20	May 14, 2021
4.6	Loan Agreement by and between the Company and Gix Internet Ltd. dated October 12, 2021					*
4.7	Amendment to the Loan Agreement by and between the Company and Gix Internet Ltd. dated August 25, 2022, and effective as of July 1, 2022.					*
4.8	Share Purchase Agreement, by and among the Company, Parazero, Delta Drone International Ltd., L.I.A Pure Capital Ltd. and other entities listed therein., dated January 28, 2022.					*
4.9	Securities Exchange Agreement by and between Medigus Ltd., the additional shareholders of Charging Robotics Ltd. and Fuel Doctor Holdings, Inc dated March 28, 2023.					*

8.1	List of Subsidiaries	*
12.1	Certification of Chief Executive Officer as required by rule 13a-14(a)(1)	**
12.2	Certification of Chief Financial Officer as required by rule 13a-14(a)	**
13.1	Certification of Chief Executive Officer as required by rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code	**
13.2	Certification of Chief Financial Officer as required by rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code	**
15.1	Consent of Brightman Almagor Zohar & Co., Certified Public Accountant (Isr.), a firm in the Deloitte Global Network, independent registered public accounting firm for Medigus Ltd.	*
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Inline XBRL for the cover page of this Annual Report on Form 20-F(embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

***	Certain confidential information contained in this exhibit, marked by brackets, was omitted because it is both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed. “[***]” indicates where the information has been omitted from this exhibit.

†	Indicates management contract or compensatory plan or arrangement.

Certain agreements filed as exhibits to this Annual Report contain representations and warranties that the parties thereto made to each other. These representations and warranties have been made solely for the benefit of the other parties to such agreements and may have been qualified by certain information that has been disclosed to the other parties to such agreements and that may not be reflected in such agreements. In addition, these representations and warranties may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Accordingly, there can be no reliance on any such representations and warranties as characterizations of the actual state of facts. Moreover, information concerning the subject matter of any such representations and warranties may have changed since the date of such agreements.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Medigus Ltd.

Date: May 3, 2023	By:	/s/ Liron Carmel
Liron Carmel
Chief Executive Officer

	By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

MEDIGUS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Medigus Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Medigus Ltd. and its subsidiaries (the “Company”) as of December 31, 2022, and 2021, and the related consolidated statements of income (loss) and other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and 2021, and the results of its operations and its cash flows for the each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Business Combination - Initial Consolidation of Gix Internet Ltd. – Refer to Note 2C and 4F to the Consolidated Financial Statements

Critical Audit Matter Description

On March 1, 2022, the Company acquired a controlling interest in Gix Internet Ltd., an equity investee of the Company prior to the acquisition. The acquisition purchase price was approximately USD 7.7 million. The Company allocated the purchase price between tangible and intangible assets acquired and liabilities assumed based on estimated fair values, with the residual of the purchase price recorded as goodwill. The intangible assets identified in the acquisition were technology and customer relations.

Management estimated the fair value of these intangible assets using the income approach, which is based on the present value of the future cash flows attributable to each identifiable intangible asset. The income approach to valuation required management to make significant estimates and assumptions related to future cash flows and discount rates.

We identified the fair value of the intangible assets acquired as a critical audit matter because of the significant judgments, estimates and assumptions made by management to estimate their fair value. This required a high degree of auditor judgment and an increased extent of effort, in relation to our audit as whole, including the need to involve our fair value specialists when performing audit procedures to evaluate the reasonableness of future cash flows and discount rates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the purchase price allocation included the following, among others:

●	We evaluated the reasonableness of management’s assumptions and forecasts of future cash flows by comparing these forecasts to historical results, as well as by testing the other underlying source information for accuracy and completeness.

●	With the assistance of our fair value specialists, we evaluated the valuation methodologies and the reasonableness of the discount rates and royalty rates, including testing the mathematical accuracy of the calculations, and developing a range of independent estimates and comparing those to the discount and royalty rates selected by management.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

May 3, 2023

We have served as the Company’s auditor since 2020.

(Concluded) - 1

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
	Note	2022	2021
		USD in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	6	20,065	24,025
Short term deposit	6	859	-
Restricted cash	6	185	-
Trade accounts receivable		21,449	408
Other receivables and prepaid expenses	7a	1,928	415
Inventory	8	1,791	1,227
Loans to associates	17b2	546	1,265
Loans to others	7b	1,011	-
Related party prepaid expenses	17b1	-	999
Related parties	17b1	298	-
Financial assets at fair value through profit or loss	5	4,126	3,315
		52,258	31,654

NON-CURRENT ASSETS:
Property and equipment, net	9	408	77
Right-of-use assets, net	11	591	-
Investments accounted for using the equity method	4B1	11,892	17,240
Intangible assets, net	10	30,862	8,321
Deferred offering costs	4D, 4E	-	836
Deferred tax asset	12	397	-
Financial assets at fair value through profit or loss	5	1,243	1,602
		45,393	28,076

TOTAL ASSETS		97,651	59,730

The accompanying notes are an integral part of these consolidated financial statements.

(Concluded) – 2

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
	Note	2022	2021
		USD in thousands

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade accounts payable	13a	20,421	702
Short term loans	4E, 4F	5,111	816
Short term related party loan	17b4	-	111
Current portion of long-term loans	4F	1,500	-
Current portion of long-term related party payable	17b4, 4D	-	506
Lease liabilities	11	131	-
Warrants at fair value	5, 14	396	692
Contract liability	18c	49	108
Liability to event producers	4D	1,654	1,556
Derivative liabilities	4E	4,159	-
Related parties	17b3	1,055	616
Accrued expenses and other current liabilities	13b	3,151	1,532
		37,627	6,639

NON-CURRENT LIABILITIES:
Lease liabilities	11	512	-
Long-term loans	4F	2,881	-
Loans from related parties	17b4	-	689
Long-term related party payable	17b4, 4D	-	711
Deferred tax liability	12	1,817	236
Accrued severance pay, net		125	22
		5,335	1,658

TOTAL LIABILITIES		42,962	8,297

EQUITY:	14
Share capital – ordinary shares with no par value: authorized – December 31,2022 – 200,000,000 and December 31, 2021 – 50,000,000 shares; issued and outstanding – December 31, 2022 – 24,661,470 shares December 31, 2021 – 23,850,128 shares (*)		-	-
Share premium		111,322	110,562
Other capital reserves		13,208	12,619
Warrants		197	197
Accumulated deficit		(85,586)	(74,188)
Equity attributable to owners of Medigus Ltd.		39,141	49,190
Non-controlling interests	4A3	15,548	2,243
		54,689	51,433

TOTAL LIABILITIES AND EQUITY		97,651	59,730

(*)	Share and per share data in these financial statements have been retrospectively adjusted, for all periods presented, to reflect a number of shares that is equivalent to the number of shares of the Company post the Reverse Split (see note 14a(7)).

The accompanying notes are an integral part of these consolidated financial statements.

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF INCOME/LOSS AND OTHER COMPREHENSIVE INCOME/LOSS

		Year Ended December 31
	Note	2022	2021	2020
		USD in thousands
Revenue	18
Products		5,861	8,933	491
Services		85,997	1,185	40
		91,858	10,118	531

Cost of revenues:	15
Products		5,059	4,938	988
Services		72,347	379	46
		77,406	5,317	1,034

Gross profit (loss)		14,452	4,801	(503)
Research and development expenses	15	4,853	1,045	997
Sales and marketing expenses	15	4,006	1,988	471
General and administrative expenses	15	14,174	9,964	5,494
Net change in fair value of financial assets at fair value through profit or loss	5	2,544	(713)	(797)
Share of net loss of associates accounted for using the equity method	4B2	2,659	2,149	170
Amortization of excess purchase price of associates		-	263	546
Operating loss		(13,784)	(9,895)	(7,384)

Gain upon loss of control in a subsidiary	4C	-	(11,465)	-
Gain from initial recognition of assets and liabilities upon consolidation of Gix Internet	4F	(2,300)	-	-
Loss (gain) from sale of investments	4G	127	(2,025)	-
Other income		(45)	(494)	-
Changes in fair value of warrants issued to investors	5	(159)	(484)	(338)
Changes in fair value of warrants issued to third party investors by a consolidated subsidiary	4E	(3,619)	75	-
Financial (income) loss, net		2,309	347	(205)
Profit (loss) before taxes on income		(10,097)	4,151	(6,841)
Tax expense	12	(111)	(105)	(9)
Net profit (loss) for the year		(10,208)	4,046	(6,850)

Other comprehensive income
Items that may be reclassified to profit or loss
Share of other comprehensive income of consolidated subsidiaries and associates accounted for using the equity method		460	191	8
Items that will not be reclassified to profit or loss
Share of other comprehensive income (loss) of consolidated subsidiaries and associates accounted for using the equity method		-	(29)	27
Other comprehensive income for the year		460	162	35
Total comprehensive income (loss) for the year		(9,748)	4,208	(6,815)

Net profit (loss) for the year is attributable to:
Owners of Medigus		(9,815)	6,794	(4,325)
Non-controlling interests		(393)	(2,748)	(2,525)
		(10,208)	4,046	(6,850)
Total comprehensive income (loss) for the year is attributable to:
Owners of Medigus		(9,503)	6,881	(4,278)
Non-controlling interests		(245)	(2,673)	(2,537)
		(9,748)	4,208	(6,815)
Earnings (Loss) per ordinary share attributed to Medigus ltd
Basic	16	(0.4)	0.2	(0.6)
Diluted	16	(0.4)	0.2	(0.6)

Weighted average ordinary shares outstanding (in thousands)
Basic		24,385	(*)23,036	(*)6,672
Diluted		24,385	(*)23,036	(*)6,672

(*)	Share and per share data in these financial statements have been retrospectively adjusted, for all periods presented, to reflect a number of shares that is equivalent to the number of shares of the Company post the Reverse Split (see note 14a(7)).

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Equity attributable to owners of Medigus Ltd.
	Note	Ordinary shares (*)	Share premium	Capital reserves from options granted	Other reserves	Capital reserves from transactions with non- controlling interests	Currency translation differences	Warrants	Accumulated deficit	Total	Non- controlling interests	Total equity
		USD in thousands
BALANCE AS OF JANUARY 1, 2022		-	110,562	2,579	634	10,408	(1,002)	197	(74,188)	49,190	2,243	51,433

Loss for the year		-	-	-	-	-	-	-	(9,815)	(9,815)	(393)	(10,208)
Other comprehensive income (loss)		-	-	-	-	-	312	-	-	312	148	460
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		-	-	-	-	-	312	-	(9,815)	(9,503)	(245)	(9,748)

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of warrants and shares by Gix Internet	4F	-	-	-	-	(567)	-	-	-	(567)	682	115
Deemed contributions to Jeffs’ Brands	4E	-	-	-	148	(598)	-	-	-	(450)	743	293
Issuance of shares in consideration for investments	4N, 4O	-	900	-	-	-	-	-	-	900	-	900
Issuance of shares by Eventer	4D	-	-	-	-	(12)	-	-	-	(12)	11	(1)
Consolidation of Gix Internet	4F	-	(144)	-	-	-	-	-	-	(144)	7,849	7,705
Subsidiaries’ share-based compensation to employees and service providers	4D	-	-	-	-	-	-	-	-	-	102	102
Share based compensation to employees and service providers	14	-	-	685	-	-	-	-	-	685	-	685
Amendment of long-term related party payable by Eventer		-	-	-	167	-	-	-	-	167	253	420
Issuance of shares and warrants by Jeffs’ Brands upon completion of IPO	4E	-	-	-	-	504	-	-	-	504	5,885	6,389
Dividend	14(d)	-	-	-	-	-	-	-	(1,583)	(1,583)	-	(1,583)
Dividends declared by subsidiaries	4F	-	-	-	-	-	-	-	-	-	(2,021)	(2,021)
Reorganization transaction by Gix Internet	4F	-	-	-	-	(46)	-	-	-	(46)	46	-
Expiration of options		-	4	(4)	-	-	-	-	-	-	-	-
TOTAL TRANSACTIONS WITH SHAREHOLDERS		-	760	681	315	(719)	-	-	(1,583)	(546)	13,550	13,004

BALANCE AS OF DECEMBER 31, 2022		-	111,322	3,260	949	9,689	(690)	197	(85,586)	39,141	15,548	54,689

(*)	Share and per share data in these financial statements have been retrospectively adjusted, for all periods presented, to reflect a number of shares that is equivalent to the number of shares of the Company post the Reverse Split (see note 14a(7)).

The accompanying notes are an integral part of these consolidated financial statements.

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Equity attributable to owners of Medigus Ltd.
	Note	Ordinary shares	Share premium	Capital reserves from options granted	Other reserves	Capital reserves from transactions with non- controlling interests	Currency translation differences	Warrants	Accumulated deficit	Total	Non- controlling interests	Total equity
		USD in thousands
BALANCE AS OF JANUARY 1, 2021		93,021	-	1,450	545	9,848	(1,118)	197	(80,982)	22,961	3,233	26,194

Income (Loss) for the year		-	-	-	-	-	-	-	6,794	6,794	(2,748)	4,046
Other comprehensive income		-	-	-	(29)	-	116	-	-	87	75	162
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		-	-	-	(29)	-	116	-	6,794	6,818	(2,673)	4,208

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares and warrants	14	49,398	(32,062)	-	-	-	-	-	-	17,336	-	17,336
Cancellation of par value	14	(142,419)	142,419
Consolidation of Jeffs’ Brands	4E	-	71			-	-	-	-	71	1,156	1,227
Exercise of warrants issued by ScoutCam	4C	-	-	-	-	264	-	-	-	264	518	782
Issuance of shares by Eventer	4D	-	-	-	-	717	-	-	-	717	1,138	1,855
Loss of control in ScoutCam	4C	-	-	-	-	-	-	-	-	-	(2,760)	(2,760)
Deemed contributions to Jeffs’ Brands	4E	-	-	-	108	(421)	-	-	-	(313)	529	216
Deemed contribution to an affiliate	4F	-	-	-	10	-	-	-	-	10	-	10
Expiration of options		-	74	(74)	-	-	-	-	-	-	-	-
Subsidiaries’ share-based compensation to employees and service providers	4C, 4I, 4E, 4D	-	-	-	-	-	-	-	-	-	1,102	1,102
Share based compensation to employees and service providers	14	-	60	1,203	-	-	-	-	-	1,263	-	1,263
TOTAL TRANSACTIONS WITH SHAREHOLDERS		(93,021)	110,562	1,129	118	560	-	-	-	19,348	1,683	21,031
BALANCE AS OF DECEMBER 31, 2021		-	110,562	2,579	634	10,408	(1,002)	197	(74,188)	49,190	2,243	51,433

The accompanying notes are an integral part of these consolidated financial statements.

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Equity attributable to owners of Medigus Ltd.
	Note	Ordinary shares	Share premium	Capital reserves from options granted	Other reserves	Capital reserves from transactions with non- controlling interests	Currency translation differences	Warrants	Accumulated deficit	Total	Non- controlling interests	Total equity
		USD in thousands
BALANCE AS OF JANUARY 1, 2020		22,802	47,873	1,351	525	11,761	(1,145)	197	(76,657)	6,707	1,424	8,131

Loss for the year		-	-	-	-	-	-	-	(4,325)	(4,325)	(2,525)	(6,850)
Other comprehensive income		-	-	-	20	-	27	-	-	47	(12)	35
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		-	-	-	20	-	27	-	(4,325)	(4,278)	(2,537)	(6,815)

TRANSACTIONS WITH SHAREHOLDERS:
Purchase of a subsidiary											381	381
Issuance of shares and warrants	14	53,278	(35,369)	-	-	(3,766)	-	3,632	-	17,775	-	17,775
Exercise of warrants		16,941	(12,596)	-	-	-	-	(3,632)	-	713	-	713
Issuance of shares and warrants by the Subsidiary		-	-	-	-	1,956	-	-	-	1,956	2,632	4,588
Conversion into shares and warrants of loan granted to the Subsidiary		-	-	-	-	(136)	-	-	-	(136)	136	-
Share in capital reserve of an associate		-	-	-	-	33	-	-	-	33	-	33
Stock-based compensation in connection with options granted to employees and service providers	14	-	-	191	-	-	-	-	-	191	1,197	1,388
Expiration of options		-	92	(92)	-	-	-	-	-	-	-	-
TOTAL TRANSACTIONS WITH SHAREHOLDERS		70,219	(47,873)	99	-	(1,913)	-	-	-	20,532	4,346	24,878
BALANCE AS OF DECEMBER 31, 2020		93,021	-	1,450	545	9,848	(1,118)	197	(80,982)	22,961	3,233	26,194

The accompanying notes are an integral part of these consolidated financial statements.

(Continued) – 1

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2022	2021	2020
	USD in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash flows used in operations (see Appendix A)	(4,428)	(5,067)	(6,263)
Interest received	-	7	17
Dividend received	171	-	120
Interest paid	(1,019)	(53)	(8)
Income tax paid	(380)	(137)	(9)
Net cash flow used in operating activities	(5,656)	(5,250)	(6,143)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(74)	(141)	(324)
Payments for acquisitions of associates and financial assets at fair value through profit or loss (note 4 and note 5)	(5,099)	(4,703)	(1,818)
Deconsolidation of ScoutCam upon loss of control (Appendix C and note 4C)	-	(3,252)	-
Consolidation of subsidiaries upon gain of control (Appendix E and note 4F, Appendix D and note 4E, Appendix B and note 4D)	2,737	240	541
Purchase of intangible assets (note 10 and supplemental disclosure of cash flow information)	-	(5,003)	-
Exercise of warrants issued by an associate (note 4C)	-	(234)	-
Loans to associates (note 4F, note 4I, note 4M, note 4N)	(660)	(1,236)	-
Loans to others (note 7b)	(1,018)	-	-
Proceeds from sale of financial assets at fair value through profit of loss and securities of an associate (note 5, note 4G)	453	1,883	-
Changes in short term deposits	(815)	-	-
Net cash flow used in investing activities	(4,476)	(12,446)	(1,601)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants by subsidiaries, net of issuance costs (note 4E, note 4F)	12,567	1,388	4,587
Receipt of short-term loans (note 4E, note 4F)	1,752	981	-
Repayment of short-term loans (note 4E, note 4F)	(2,520)	(1,336)	-
Receipt of long-term loans (note 4E)	-	940	-
Repayment of long-term loans (note 4F)	(1,974)	-	-
Repayment of related party debt (note 4D)	(163)	(159)	-
Dividend (note 4F, note 14(d))	(4,186)	-	-
Principal elements of lease liability	(66)	-	(46)
Proceeds from issuance of shares and warrants and from exercise of warrants, net of issuances costs (note 14)	-	17,336	18,405

Net cash flow generated from financing activities	5,410	19,150	22,946

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,722)	1,454	15,202
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	24,025	22,363	7,036
GAINS FROM EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	762	208	125
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	20,065	24,025	22,363

The accompanying notes are an integral part of these consolidated financial statements.

(Continued) – 2

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

APPENDIX A TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS:

	For the year ended December 31,
	2022	2021	2020
	USD in thousands
NET CASH USED IN OPERATIONS:

Income (Loss) for the year before taxes on income	(10,097)	4,151	(6,841)
Adjustment in respect of:
Depreciation and amortization	3,237	320	167
Net loss (income) from change in the fair value of financial assets at fair value through profit or loss	2,544	(714)	(797)
Changes in fair value of warrants	(159)	(484)	(338)
Changes in fair value of warrants issued to third party investors by a consolidated subsidiary	(3,619)	75	-
Share of net loss of associates accounted for using the equity method	2,659	2,149	170
Finance expenses (income)	2,254	102	(117)
Amortization of excess purchase price of associates	-	263	546
Dividend received	(171)	-	(120)
Interest received	-	(7)	(17)
Interest paid	1,019	53	8
Income tax paid	380	137	9
Share based compensation to employees and service providers	787	2,362	1,388
Gain from initial recognition of assets and liabilities upon consolidation of Gix Internet (note 4F)	(2,300)	-	-
Gain arising from deconsolidation of a subsidiary upon loss of control (note 4C)	-	(11,465)	-
Loss (Gain) from sales of securities of an investment (note 5)	155	(2,026)	-
Impairment of intangible asset	-	89	-

CHANGES IN OPERATING ASSET AND LIABILITY ITEMS:
Increase in trade accounts receivable	(7,838)	(239)	(74)
Decrease (increase) in other current assets	(122)	231	(440)
Increase in trade accounts payable	5,837	1,033	602
Increase (decrease) in accrued compensation expenses	(22)	18	(28)
Increase (decrease) in accrued expenses and other current liabilities	(171)	272	92
Decrease (increase) in deferred offering costs	1,763	(836)	-
Increase in inventory	(564)	(551)	(473)
CASH FLOWS USED IN OPERATIONS	(4,428)	(5,067)	(6,263)

The accompanying notes are an integral part of these consolidated financial statements.

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	For the year ended December 31,
	2022	2021	2020
	USD in thousands
Right of use assets obtained in exchange for lease liabilities	152	-	-
Non-cash investment in Gix Internet and Gix Media (note 4F)	-	4,417	-
Issuance of shares in exchange for media and advertising services rights (note 4E)	-	1,250	-
Purchase of a software license on credit (note 4D)	35	1,346	-
Increase in Screenz payable balance due to modification into a debt (note 4D)	-	115	-
Deferred offering costs included in other current liabilities	-	423	-
Dividend included in other payables	580	-	-
Decrease in long-term related party payable in exchange for advertising services (note 4D)	656	-	-
Substantial modification of shareholders loans recorded in equity (note 4E)	222	-	-
Issuance of ordinary shares upon conversion of shareholders loans (note 4E)	587	-	-
Non-cash investment in Laminera (note 4N)	400	-	-
Non-cash investment in ClearMind (note 4O)	500	-	-

APPENDIX B TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS:

As of October 15, 2020
USD in thousands

Consolidation of Eventer upon gain of control:

Other receivables	35
Property and equipment	1
Goodwill	296
Technology – net	199
Trade payable	(2)
Liability to event producers	(689)
Non-controlling interest	(381)
Net cash acquired	(541)

APPENDIX C TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS:

As of March 31, 2021
USD in thousands
Deconsolidation of ScoutCam upon loss of control:

Net working capital other than cash	340
Property and equipment, net	(370)
Lease liability- long term	144
ScoutCam investment at fair value	11,843
ScoutCam warrants	97
Derecognition of non-controlling interests	2,760
Gain arising from deconsolidation upon loss of control	(11,562)
Net cash deconsolidated upon loss of control	3,252

MEDIGUS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

APPENDIX D TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS:

As of January 04, 2021
USD in thousands
Consolidation of Jeffs’ Brands upon gain of control:
Net working capital other than cash and inventory	(1,576)
Intangible assets	1,312
Related party loans fair value adjustment	98
Inventory	778
Deferred tax liability	(188)
Non-controlling interests	(1,156)
Non-cash consideration	(71)
Goodwill	563
Net cash acquired	(240)

APPENDIX E TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS:

February 28,
2022
Consolidation of Gix Internet upon gain of control:
Net working capital other than cash	646
Intangible assets	17,705
Accrued severance pay, net	(125)
Derecognition of investments accounted for using the equity method	(4,606)
Deferred taxes	(1,999)
Rights of use assets, property and equipment, net	888
Lease liabilities	(570)
Non-controlling interests	(7,849)
Short- term borrowings	(6,296)
Long- term borrowings	(6,394)
Goodwill	8,164
Gain arising from consolidation upon gain of control	(2,300)
Net cash acquired	(2,736)

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL

A.	Medigus Ltd. (the “Company” or “Medigus”) was incorporated in Israel on December 9, 1999. The Company’s registered office and principal place of business are located in Israel. The address of its registered office is Hanehoshet 10, 4th Floor, Tel-Aviv POB 6971072, Israel.

The Company, together with its subsidiaries and associates, operates in the technology sector, focusing on medical-related devices and products (through its associate Polyrizon), on visualization and AI based solutions (through its associate ScoutCam), on internet related activities (through its subsidiaries Eventer and Gix Internet), on e-commerce (through its subsidiary Jeffs’ Brands), on safety systems for commercial drones (through its associate Parazero), on energy efficiency technology (through its associate Laminera) and on the electric vehicle sector (through its subsidiary Charging Robotics).

Additionally, through its corporate, the Company is engaged in the licensing of intellectual property relating to its legacy product, the Medigus Ultrasonic Surgical Endostapler (“MUSE”), to Golden Grand Medical Instruments Ltd., a China based medical services provider, and in the investment of its excess cash resources, primarily in equity securities.

“Group” – the Company together with, Jeffs’ Brands Ltd., Charging Robotics Ltd., GERD IP, Inc., Eventer Technologies Ltd. and Gix Internet Ltd.

“Subsidiaries” – entities under the control of the Company.

ScoutCam Inc.

ScoutCam Inc (“ScoutCam”) has executed a number of capital raising transactions during 2021 and 2023, of which the last was a private placement that occurred on March 21, 2023 (see note 21(4)). The private placement during 2021 diluted the Company’s holdings in ScoutCam and lead to a deconsolidation of ScoutCam and the remaining holdings were accounted for under the equity method. The private placement during 2023 diluted the Company’s holdings in ScoutCam and the remaining holdings were accounted for as investment at fair value through profit or loss (FVTPL). For additional information, see note 4C.

GERD IP Inc.

On January 13, 2020, together with the Company’s advisor Mr. Kfir Zilberman, the Company formed a subsidiary in Delaware, of which the Company holds 90% of the stock capital, under the name GERD IP Inc. (“GERD IP”). The Company transferred certain of its patents in consideration for seven capital notes issued to the Company by GERD IP in the amount of USD 2,000 thousand each. For additional information, see note 4Q.

Eventer Technologies Ltd.

As of December 31, 2022, the Company holds approximately 46.21% of the issued and outstanding share capital of Eventer Technologies Ltd. (“Eventer”). Eventer is a technology company engaged in the development of tools for automatic creation, management, promotion, and billing of events and ticketing sales. For additional information, see note 4D.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL: (continued)

A.	(continued)

Gix Internet Ltd.

On February 28, 2022, the Company purchased additional shares of Gix Internet Ltd. (“Gix Internet”) and the Company holdings interests in Gix Internet increased to 38.03% and as of this date the Company started to consolidate Gix Internet.

As of December 31, 2022, the Company holds 42.25% of the issued and outstanding share capital of Gix Internet. For additional information, see note 4F.

Charging Robotics Ltd.

On January 7, 2021, the Company entered into an agreement to purchase a provisional patent filed with the United States Patent and Trademark Office and know-how relating to wireless vehicle battery charging technology. Furthermore, the Company entered into a collaboration agreement with the seller, whereby the Company committed to invest in a newly incorporated wholly owned subsidiary of the Company, Charging Robotics Ltd. (“Charging Robotics”), incorporated on February 1, 2021, which will focus on the Company’s new electric vehicle and wireless charging activities. On February 19, 2021, the Company entered into a venture agreement with Amir Zaid, Weijian Zhou and Charging Robotics, under which the Company formed a venture, under the name Revoltz Ltd., or Revoltz, to develop and commercialize three modular electric vehicle (EV) micro mobility vehicles for urban individual use and “last mile” cargo delivery. For additional information, see note 4I.

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

On May 16, 2021, the Company entered into a stock exchange and plan of restructuring agreement with Victor Hakmon, the other shareholder of Pro and Purex, and Jeffs’ Brands Ltd. (“Jeffs’ Brands”), a newly incorporated entity, pursuant to which, among other things, the Company and Victor Hakmon transferred all their holdings in Pro and Purex to Jeffs’ Brands, in return for a consideration of Jeffs’ Brands ordinary shares that were issued respectively. As a result, Pro and Purex became wholly owned subsidiaries of Jeffs’ Brands.

On August 30, 2022, as a result of an initial public offering of Jeffs’ Brands (“IPO”), and the closing of a portion of the underwriter’s over-allotment option, Jeffs’ Brands received aggregate gross proceeds of approximately USD 15.5 million before deducting underwriting discounts and other estimated offering expenses.

As of December 31, 2022, the Company holds 35.94% of the issued and outstanding share capital of Jeffs’ Brands. For additional information, see note 4E.

MEDIGUS LTD.

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL: (continued)

A.	(continued)

Interests in other entities

As of December 31, 2022, the Company also holds 40.35% in Parazero Technologies Ltd. (“Parazero”) (see note 4M), 37.03% in Polyrizon Ltd. (“Polyrizon”) (see note 4H), 35.06% in Fuel Doctor Holding Inc. (“Fuel Doctor”) (see note 4L), 19.7% in Laminera Flow Optimization Ltd. (“Laminera”) (formerly known as ABI Energy Ltd.) (see note 4N), 5.72% in Elbit Imaging Ltd. (“Elbit Imaging”) (see note 4J), 6.46% in Automax Ltd. (“Automax”) (formerly known as Matomy Ltd.) (see note 4G), 5.77% in ClearMind Medicine, Inc. (“ClearMind”) (see note 4O), 1.6% in SciSparc Ltd. (“SciSparc”) (see note 4K), 2.35% in Safee Cyber Technologies Ltd. (“Safee”) (see note 4P), 1.28% in Maris-Tech Ltd. (“Maris”), 0.97% in Colugo Systems Ltd. (“Colugo”), 0.47% in Safe Foods, Inc. ( “SAFO”) and 0.67% in Tondo Smart Ltd. (“Tondo”) and 1.49% in Bubbles Intergroup Ltd. (“Bubbles”).

The Company’s ordinary shares were listed on the Tel Aviv Stock Exchange Ltd. (“TASE”) from February 2006 until January 25, 2021, when the Company voluntarily delisted its shares from trading on the TASE. As of May 20, 2015, the Company’s American Depository Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”) are listed on the Nasdaq Capital Market. The Company’s depositary agent for the ADR program is the Bank of New York Mellon. The Company’s Series C Warrants have been traded on Nasdaq Capital Market since July 2018.

B.	As of the approval date of these financial statements, the Company has cash and cash equivalents in the amount of USD 4.9 million. The Company anticipates such cash and cash equivalents will provide sufficient liquidity for more than a twelve-month period from the date of these financial statements.

However, since inception, the Company’s activities have been funded mainly by its shareholders. Furthermore, in the recent years the Company has suffered recurring losses from operations, negative cash flows from operating activities, and has an accumulated deficit as of December 31, 2022. As such, the Company’s ability to continue operating may be dependent on several factors, amongst which is its ability to raise sufficient additional funding, which funding may not necessarily be available to the Company, obtained on terms favorable to the Company, or provide the Company with sufficient funds to meet its objectives.

C.	Russia-Ukraine War

In late February 2022, Russia invaded Ukraine. As military activity proceeds and sanctions, export controls and other measures are imposed against Russia, Belarus and specific areas of Ukraine, the war is increasingly affecting the global economy and financial markets, as well as exacerbating ongoing economic challenges, including rising inflation and global supply-chain disruption. Although the group do not have direct suppliers based in Russia or Ukraine, additional supply delays and possible shortages of critical components may arise as the conflict progresses and if certain suppliers’ operations and/or subcomponent supply from affected countries are disrupted further.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES:

A.	Basis of accounting

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

The consolidated financial statements were authorized for issuance by the Board of Directors on May 3, 2023.

The significant accounting policies set out below have been consistently applied to in the preparation of these consolidated financial statements for all years presented, unless otherwise stated.

B.	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 31 December each year. Control is achieved when the Company:

●	Has the power over the investee.

●	Is exposed, or has rights, to variable returns from its involvement with the investee.

●	Has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it considers that it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

●	The size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders.

●	Potential voting rights held by the Company, other vote holders or other parties.

●	Rights arising from other contractual arrangements.

●	Any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES: (continued)

B.	Basis of consolidation (continued)

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of income/loss and other comprehensive income/loss from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Group are eliminated on consolidation.

Non-controlling interests in subsidiaries are identified separately from the Group’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of the subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in the Group’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the noncontrolling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the Company.

When the Group loses control of a subsidiary, the gain or loss on disposal recognized in profit or loss is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e., reclassified to profit or loss or transferred to another category of equity as required/permitted by applicable IFRS Accounting Standards). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 Financial Instruments when applicable, or the cost on initial recognition of an investment in an associate.

C.	Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interest issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:

●	Deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively

●	Liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 at the acquisition date (see below)

●	Assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES: (continued)

C.	Business combinations (continued)

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

A contingent consideration incurred in a business combination is included as part of the acquisition price and recorded at a probability weighted assessment of the fair value as of the acquisition date. The fair value of the contingent consideration is re-measured at each reporting period, with any adjustments in fair value recognized in earnings under general and administrative expenses.

When the consideration transferred by the Group in a business combination includes a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Other contingent consideration is remeasured to fair value at subsequent reporting dates with changes in fair value recognized in profit or loss.

D.	Goodwill

Goodwill is initially recognized and measured as set out above.

Goodwill is not amortized but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or groups of cash-generating units) expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

On disposal of a cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

The Group’s policy for goodwill arising on the acquisition of an associate is described below.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES: (continued)

E.	Investments in associates

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

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5.

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

An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate. On acquisition of the investment in an associate, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in profit or loss in the period in which the investment is acquired.

If there is objective evidence that the Group’s net investment in an associate is impaired, the requirements of IAS 36 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognized is not allocated to any asset, including goodwill that forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Group discontinues the use of the equity method from the date when the investment ceases to be an associate. When the Group retains an interest in the former associate and the retained interest is a financial asset, the Group measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IFRS 9. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Group accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the associate is disposed of.

When the Group reduces its ownership interest in an associate but the Group continues to use the equity method, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.

When a Group entity transacts with an associate of the Group, profits and losses resulting from the transactions with the associate are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate that are not related to the Group.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES: (continued)

F.	Foreign currencies

The functional currency and the presentation currency

The reporting and functional currency of the Company and each of its subsidiaries, GERD IP, Charging Robotics and Jeffs’ Brands is USD while Eventer and Gix Internet is NIS.

The consolidated financial statements are presented in USD and rounded to the nearest thousand.

The consolidation of Gix Internet’s and Eventer’s financial statements is accounted for as a foreign operation using IAS 21, the Effects of Changes in Foreign Exchange Rates.

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

Foreign Operations

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated at exchange rates prevailing on the reporting date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in a foreign exchange translation reserve (attributed to non-controlling interests as appropriate).

On the disposal of a foreign operation (i.e. a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation or a partial disposal of an interest in an associate that includes a foreign operation of which the retained interest becomes a financial asset), all of the exchange differences accumulated in a foreign exchange translation reserve in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

In addition, in relation to a partial disposal of a subsidiary that includes a foreign operation that does not result in the Group losing control over the subsidiary, the proportionate share of accumulated exchange differences is re-attributed to non-controlling interests and are not recognized in profit or loss. For all other partial disposals (i.e., partial disposals of associates that do not result in the Group losing significant influence), the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognized in other comprehensive income.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES: (continued)

G.	Property and equipment

Property and equipment are initially recognized at purchased cost. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of replaced items is derecognized. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment loss.

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

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

H.	Financial instruments

Financial assets and financial liabilities are recognized in the Group’s consolidated statements of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value, except for trade receivables that do not have a significant financing component which are measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

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

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES: (continued)

H.	Financial instruments (continued)

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

●	Fair value through profit or loss: A gain or loss on a debt investment that is subsequently measured at FVTPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.

Equity instruments

The Group subsequently measures investments in equity instruments at fair value through profit or loss except when the Group has control or significant influence. Dividends from such investments continue to be recognized in profit or loss as other income when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at FVTPL are recognized in “net change in fair value of financial assets at fair value through profit or loss” in the Consolidated statements of loss and other comprehensive loss, as applicable.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES: (continued)

H.	Financial instruments (continued)

Impairment of financial assets

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

The Group measures the loss allowance for expected credit losses on trade receivables and on financial instruments for which the credit risk has increased significantly since initial recognition based on lifetime expected credit losses based on information available on their credit condition, current aging, historical experience, future economic and market conditions. The Group has determined that the estimates of current and expected credit losses are immaterial.

Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

Financial liabilities and equity

Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Compound instruments

The component parts of convertible loan notes issued by the Group are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date.

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case the balance recognized in equity will be transferred to share premium. Where the conversion option remains unexercised at the maturity date of the convertible loan note, the balance recognized in equity will be transferred to retained earnings. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES: (continued)

H.	Financial instruments (continued)

Compound instruments (continued)

Transaction costs that relate to the issue of the convertible loan notes are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the lives of the convertible loan notes using the effective interest method.

Financial liabilities

Financial liabilities are initially recognized at their fair value minus, in the case of a financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the issue of the financial liability.

Financial liabilities are subsequently measured at amortized cost using the effective interest method, except for derivative financial instruments, which are subsequently measured at fair value through profit or loss (FVTPL).

The Group has early adopted the narrow-scope amendment to IAS 1. Accordingly, financial liabilities are classified as non-current if the Group has a substantive right to defer settlement for at least 12 months at the end of the reporting period, otherwise, they are classified as current liabilities.

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

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

When the Group exchanges with the existing lender one debt instrument into another one with substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Group accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability. If the modification is not substantial, the difference between: (1) the carrying amount of the liability before the modification; and (2) the present value of the cash flows after modification is recognized in profit or loss as the modification gain or loss within other gains and losses.

I.	Inventory

Inventories are stated at the lower of cost and net realizable value. Cost comprises direct materials and, where applicable, direct labor costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average cost method. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

The Group periodically evaluates the condition and age of inventories and makes provisions for slow moving inventories accordingly.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES: (continued)

J.	Cash and cash equivalents

In the statement of financial position, cash and bank balances comprise cash (i.e., cash on hand and demand deposits) and cash equivalents. Cash equivalents are short-term (generally with original maturity of three months or less), highly liquid investments that are readily convertible to a known amount of cash and which are subject to an insignificant risk of changes in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather for investment or other purposes.

For the purposes of the statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management. Such overdrafts are presented as short-term borrowings in the statement of financial position.

K.	Taxation

The income tax expense represents the sum of the tax currently payable and deferred tax.

Current Tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in profit or loss because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

A provision is recognized for those matters for which the tax determination is uncertain, but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgement of tax professionals within the Company supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice.

Deferred Tax

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, a deferred tax liability is not recognized if the temporary difference arises from the initial recognition of goodwill.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

No deferred tax assets have been recorded in the Group’s books and records with respect to accumulated losses since it is not probable that the Group will be able to utilize such losses in the foreseeable future against taxable income.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled, or the asset is realized based on tax laws and rates that have been enacted or substantively enacted at the reporting date.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES: (continued)

K.	Taxation (continued)

Deferred Tax (continued)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Current tax and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

L.	Short-term and other long-term employee benefits

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

M.	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES: (continued)

N.	Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value excludes the effect of non-market-based vesting conditions. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in note 14.

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

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

O.	Revenue recognition

The Group recognizes revenue from the following major sources:

●	Product revenue

●	Service revenue

Revenue is measured based on the consideration to which the Group expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. The Group recognizes revenue when it transfers control of a product or service to a customer.

Product Revenue

Revenues from product sales of Jeffs’ Brands, conducted directly to customers through Jeffs’ Brands own online Amazon stores.

For sales of goods to retail customers, revenue is recognized when control of the goods has transferred to the customer, being at the point the goods are delivered to the customer. Payment of the transaction price is due immediately at the point the customer purchases the goods.

Under Jeffs’ Brands standard contract terms, customers have a right of return within 30 until 90 days. Jeffs’ Brands uses its accumulated historical experience to estimate the number of returns on a portfolio level using the expected value method. It is considered highly probable that a significant reversal in the cumulative revenue recognized will not occur given the consistent level of returns over previous years.

Service Revenue through Gix Internet

Gix Internet generates revenues from obtaining internet user traffic and routing such traffic to its customers. Gix Internet is entitled to receive consideration for its service upon each individual internet user traffic routed to and monetized by its customers.

Gix Internet’s revenues are measured and recognized according to the fair value of the consideration expected to be received in accordance with the terms of the contract, less the amounts collected for the benefit of third parties (such as taxes).

Revenues from the search sector and the digital content sector in which Gix Internet operates as the main supplier are presented on a gross basis.

Revenues from the search sector and the digital content sector are recognized immediately upon the provision of the service.

Service Revenues through Eventer

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

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES: (continued)

P.	Leases

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

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate.

The incremental borrowing rate depends on the term, currency and start date of the lease and is determined based on a series of inputs including: the risk-free rate based on government bond rates; a country-specific risk adjustment; a credit risk adjustment based on bond yields; and an entity-specific adjustment when the risk profile of the entity that enters into the lease is different to that of the Group and the lease does not benefit from a guarantee from the Group.

Lease payments included in the measurement of the lease liability comprise:

●	Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable

●	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date

●	The amount expected to be payable by the lessee under residual value guarantees

●	The exercise price of purchase options, if the lessee is reasonably certain to exercise the options

●	Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease

The lease liability is presented as a separate line in the consolidated statement of financial position.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

●	The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate

●	The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used)

●	A lease contract is modified, and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES: (continued)

P.	Leases (continued)

The Group did not make any such adjustments during the periods presented.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the right-of-use asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets are presented as a separate line in the consolidated statement of financial position.

The Group applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the ‘Property and Equipment’ policy.

As a practical expedient, IFRS 16 permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Group has not used this practical expedient. For contracts that contain a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

Q.	Loss (Earning) per share

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

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES: (continued)

R.	Intangible assets

Intangible assets acquired separately

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

Internally generated intangible assets - research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following conditions have been demonstrated:

●	The technical feasibility of completing the intangible asset so that it will be available for use or sale

●	The intention to complete the intangible asset and use or sell it

●	The ability to use or sell the intangible asset

●	How the intangible asset will generate probable future economic benefits

●	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset

●	The ability to measure reliably the expenditure attributable to the intangible asset during its development

The amount initially recognized for internally generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES: (continued)

R.	Intangible assets (continued)

Internally generated intangible assets - research and development expenditure (continued)

Subsequent to initial recognition, internally generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are recognized initially at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

Derecognition of intangible assets

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

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES: (continued)

S.	Impairment of property and equipment and intangible assets excluding goodwill

At each reporting date, the Group reviews the carrying amounts of its property and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

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

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease and to the extent that the impairment loss is greater than the related revaluation surplus, the excess impairment loss is recognized in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years. Any increase in excess of this amount is treated as a revaluation increase.

T.	Segments

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

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES: (continued)

U.	Deferred offering costs

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

V.	New and revised IFRS Accounting Standards in issue but not yet effective

Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments state that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognized in the parent’s profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognized in the former parent’s profit or loss only to the extent of the unrelated investors’ interests in the new associate or joint venture.

The effective date of the amendments has yet to be set by the IASB; however, earlier application of the amendments is permitted. The directors of the Company anticipate that the application of these amendments may have an impact on the Group’s consolidated financial statements in future periods should such transactions arise.

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements - Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

The IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

The amendments to IAS 1 are effective for annual periods beginning on or after 1 January 2023, with earlier application permitted and are applied prospectively. The amendments to IFRS Practice Statement 2 do not contain an effective date or transition requirements.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES: (continued)

V.	New and revised IFRS Accounting Standards in issue but not yet effective (continued)

Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors - Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”.

The definition of a change in accounting estimates was deleted. However, the IASB retained the concept of changes in accounting estimates in the Standard with the following clarifications:

●	A change in accounting estimate that results from new information or new developments is not the correction of an error

●	The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors

The amendments are effective for annual periods beginning on or after 1 January 2023 to changes in accounting policies and changes in accounting estimates that occur on or after the beginning of that period, with earlier application permitted.

Amendments to IAS 12 Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments introduce a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences.

Depending on the applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and liability in a transaction that is not a business combination and affects neither accounting nor taxable profit.

Following the amendments to IAS 12, an entity is required to recognize the related deferred tax asset and liability, with the recognition of any deferred tax asset being subject to the recoverability criteria in IAS 12.

The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented.

The amendments are effective for annual reporting periods beginning on or after 1 January 2023, with earlier application permitted.

The management of the Company anticipate that the application of these amendments may have an impact on the Group’s consolidated financial statements in future periods should such transactions arise.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY:

In applying the Group’s accounting policies, which are described in note 2, the management is required to make judgements (other than those involving estimations) that have a significant impact on the amounts recognize and to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimate are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY: (continued)

Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Fair value measurements and valuation process

Some of the Group’s assets and liabilities are measured at fair value for financial reporting purposes.

In estimating the fair value of an asset or a liability, the Group uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Group engages third party qualified valuers to perform the valuation. The Company works closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model.

The valuations of private equity investments as well as goodwill and other intangible assets of certain of the Company’s subsidiaries are sensitive to changes in one or more unobservable inputs which are considered reasonably possible within the next financial year. Further information on the carrying amounts of these assets and the relevant unobservable inputs are provided in note 4.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES:

A.	Investments in subsidiaries:

1.	Additional information about subsidiaries held by the Company:

General information

		Ownership rights held by non- controlling
	Main place of the business	interest %
December 31, 2022
Jeffs’ Brands Ltd.	Israel	64.06%
Eventer Technologies Ltd.	Israel	53.79%
Charging Robotics Ltd.	Israel	-
GERD IP Inc.	USA	10%
Gix Internet Ltd.	Israel	57.75%

December 31, 2021
Jeffs’ Brands Ltd.	Israel	49.97%
Eventer Technologies Ltd.	Israel	52.31%
Charging Robotics Ltd.	Israel	-
GERD IP Inc.	USA	10%

2.	Summarized financial information of subsidiaries:

Eventer Technologies Ltd.

Summarized statement of financial position:

	December 31, 2022	December 31, 2021
	USD in thousands (*)

Current assets	1,829	3,469
Non-current assets	1,379	1,521
Current liabilities	2,766	3,571
Non-current liabilities	476	711
Equity (Deficit)	(34)	708

(*)	Translated according to the exchange rate at the date of each statement of financial position.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

2.	Summarized financial information of subsidiaries: (continued)

Eventer Technologies Ltd. (continued)

Summarized statement of comprehensive income:

	Year ended December 31, 2022	Year ended December 31, 2021	October 15, 2020 – December 31, 2020
	USD in thousands (**)
Revenue	2,465	1,185	40
Net loss	(1,316)	(2,612)	(490)

Summarized statement of cash flows:

	Year ended December 31, 2022	Year ended December 31, 2021	October 15, 2020 – December 31, 2020
	USD in thousands (**)
Cash flow from (used in) operating activities	(16)	407	(347)
Cash flow from (used in) investing activities	(34)	(370)	52
Cash flow from (used in) financing activities	(163)	703	1032
Gain (losses) from exchange differences on cash and cash equivalents	(215)	-	-
Net increase (decrease) in cash and cash equivalents	(428)	740	737

(**)	Translated according to the average exchange rates for each period.

Jeffs’ Brands Ltd.

Summarized statement of financial position:

	December 31, 2022	December 31, 2021
	USD in thousands
Current assets	11,033	2,022
Non-current assets	4,743	5,390
Current liabilities	5,133	2,211
Non-current liabilities	98	3,948
Equity	10,545	1,253

Summarized statement of comprehensive income:

	Year ended December 31, 2022	Year ended December 31, 2021
	USD in thousands

Revenue	5,859	6,509
Net loss	(1,134)	(1,540)

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

2.	Summarized financial information of subsidiaries: (continued)

Jeffs’ Brands Ltd. (continued)

Summarized statement of cash flows:

	Year ended December 31, 2022	Year ended December 31, 2021
	USD in thousands

Cash flow used in operating activities	(4,823)	(863)
Cash flow used in investing activities	(41)	(4,730)
Cash flow from financing activities	12,611	5,695
Net increase in cash and cash equivalents	7,747	102

Gix Internet Ltd.

Summarized statement of financial position:

	December 31, 2022	December 31, 2021
	USD in thousands (*)

Current assets	26,481	23,145
Non-current assets	16,549	19,191
Current liabilities	29,529	26,832
Non-current liabilities	4,127	6,543
Equity	9,374	8,960
Equity attributable to Gix Internet shareholders	4,804	4,130
Non-controlling interests	4,570	4,830

(*)	Translated according to the exchange rate at the date of each statement of financial position.

Summarized statement of comprehensive income:

	March 1, 2022 – December 31, 2022	January 01, 2022 – February 28, 2022	Year ended December 31, 2021
	USD in thousands (**)

Revenue	83,532	12,193	44,827
Net profit (loss)	414	(438)	(1,510)
Other comprehensive income (loss)	499	(295)	(396)
Total comprehensive income (loss)	913	(733)	(1,905)

Summarized statement of cash flows:

February 28, 2022 – December 31, 2022
USD in thousands (**)

Cash flow from operating activities	4,232
Cash flow from investing activities	13
Cash flow used in financing activities	(3,309)
Loss from exchange differences on cash and cash equivalents	(127)
Net increase in cash and cash equivalents	809

(**)	Translated according to the average exchange rates for the period from February 28, 2022 until December 31, 2022.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

3.	Information related to non-controlling interests:

Balance of non-controlling interests:

	December 31, 2022	December 31, 2021
	USD in thousands

Eventer	721	1,136
Jeffs’ Brands	7,199	965
Charging Robotics	91	91
Gix Internet	7,480	-
GERD IP	57	51
	15,548	2,243

Profit (Loss) attributed to non-controlling interests:

	Year ended December 31, 2022	Year ended December 31, 2021
	USD in thousands

ScoutCam	-	(892)
Eventer	(691)	(1,112)
Jeffs’ Brands	(396)	(795)
GERD IP	7	51
Gix Internet	687	-
	(393)	(2,748)

4.	Information related to loss of control in subsidiary:

On March 22, 2021, the Company’s holdings in ScoutCam were diluted, therefore it was deconsolidated. For additional information see note 4C.

5.	Additional information:

The Company consolidated Eventer as of October 15, 2020, because the Company has exclusive rights regarding determination of a business plan and budget, appointing or dismissing the CEO, determining his compensation package and on declaration or payment of any dividend or distribution of cash, securities and other assets. Additionally, the Company has the power to appoint or remove half of the members of the board. All of the above indicates the Company’s control of Eventer.

The Company consolidated Gix Internet as of February 28, 2022, as the Company increased its holdings interests to 38.03% on February 28, 2022, making the Company the largest shareholder in Gix Internet, on a fully diluted basis. Additionally, the Company has appointed 3 out of 5 of the members of the Board of Directors of Gix Internet. These reasons indicate the Company’s control of Gix Internet.

On August 30, 2022, Jeffs’ Brands completed an initial public offering (“IPO”), therefore the Company’s holdings in Jeffs’ Brands were diluted to below 50% of the voting rights. However, the Company continues to consolidate Jeffs’ Brands for the following reasons: the Company is the largest shareholder in Jeffs’ Brands and holds as of the date of the completion of the IPO 35.27% of the voting rights. The composition of the Board of Directors will remain the same until the next annual meeting, which will be scheduled during 2023. These reasons indicate the Company’s continued control of Jeffs’ Brands.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

B.	Investments according to the equity method:

1.	This table summarizes the total investments according to the equity method:

	December 31, 2022	December 31, 2021
	USD in thousands

ScoutCam (note 4C)	9,375	10,735
Gix Internet (note 4F)	-	4,867
Parazero (note 4M)	976	-
Laminera (note 4N)	1,176	-
Polyrizon (note 4H)	214	447
Elbit Imaging (note 4J)	-	975
Revoltz (note 4I)	151	216
	11,892	17,240

2.	This table summarizes the total share of loss (profit) of investments according to the equity method:

	For the year ended December 31, 2022	For the year ended December 31, 2021
	USD in thousands

ScoutCam (note 4C)	1,360	1,401
Automax (note 4G)	-	(275)
Gix Internet (note 4F)	215	822
Parazero (note 4M)	615	-
Laminera (note 4N)	157	-
Polyrizon (note 4H)	234	74
Elbit Imaging (note 4J)	36	83
Revoltz (note 4I)	42	44
	2,659	2,149

3.	This table summarize the Company’s rights in share capital and voting rights:

	Main place of	Company rights in share capital and voting rights
	the business	%
December 31, 2022
Parazero	Israel	40.35%
Laminera	Israel	19.70%
Polyrizon	Israel	37.03%
ScoutCam	Israel	27.02%
Fuel Doctor	Israel	28.63%
Revoltz	Israel	19.9%

December 31, 2021
Gix Internet	Israel	34.58%
Polyrizon	Israel	36.81%
ScoutCam	Israel	27.02%
Elbit Imaging	Israel	5.72%
Fuel Doctor	Israel	35.06%
Revoltz	Israel	19.9%

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

B.	Investment according to the equity method: (continued)

4.	Summarized financial information of material investments:

ScoutCam

Summarized statements of financial position:

	December 31, 2022	December 31, 2021
	USD in thousands
Current assets	14,117	20,212
Non-current assets	2,778	3,334
Current liabilities	4,187	1,309
Non-current liabilities	2,550	2,621
Equity	10,158	19,616

Summarized statement of comprehensive income:

	Year ended December 31, 2022	Nine months ended December 31, 2021 (*)	Three months ended March 31, 2021 (*)	Year ended December 31, 2020
	USD in thousands
Revenue	665	363	24	491
Net loss	(6,575)	(7,381)	(1,606)	(4,667)

(*)	ScoutCam was deconsolidated on March 31, 2021, and the investment was accounted for as an equity method investment from April 1, 2021 (refer to note 4C).

Summarized statement of cash flows:

Three months ended March 31, 2021
USD in thousands

Cash flow used in operating activities	(774)
Cash flow used in investing activities	(117)
Cash flow from financing activities	10,281
Net increase in cash and cash equivalents	9,378

Parazero

Summarized statements of financial position:

December 31, 2022

Current assets	1,438
Non-current assets	98
Current liabilities	2,422
Non-current liabilities	772
Equity	(1,658)

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

B.	Investment according to the equity method: (continued)

4.	Summarized financial information of material investments: (continued)

Parazero (continued)

Summarized statement of comprehensive income:

Period February 2 - December 31, 2022

Revenue	514
Net loss	(1,205)

Laminera

Summarized statements of financial position:

December 31, 2022
USD in thousands
Current assets	193
Non-current assets	748
Current liabilities	420
Non-current liabilities	40
Equity	481

Summarized statement of comprehensive income:

Period March 31- December 31, 2022

Revenue	-
Net loss	(689)

5.	Fair value of investments in material affiliated companies for which there is a market price on the stock exchange:

	December 31, 2022		December 31, 2021
	Carrying amount	Quoted fair value	Carrying amount	Quoted fair value
	USD in thousands
ScoutCam	9,375	9,623	10,735	15,397
Gix Internet (*)	-	-	4,867	5,854
Elbit Imaging (**)	-	-	723	974

(*)	Gix Internet was consolidated as of February 28, 2022 (note 4F).

(**)	Elbit Imaging investment was accounted for as assets at fair value through profit or loss as of October 18, 2022 (note 4J).

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

C.	ScoutCam

On December 30, 2019, the Company and ScoutCam Inc. (“ScoutCam”) consummated a securities exchange agreement (the “Exchange Agreement”), pursuant to which the Company delivered 100% of its holdings in ScoutCam Ltd. to ScoutCam in exchange for shares of ScoutCam’s common stock representing 60% of the issued and outstanding share capital of ScoutCam immediately upon the consummation of the Exchange Agreement.

On March 22, 2021, ScoutCam issued to investors (the “Investors”) 2,469,156 units (the “Units”) in exchange for an aggregate purchase price of USD 20 million. As the Company did not participate in the March 2021 funding, its interest in ScoutCam reduced to 28.06%, which resulted in loss of control in ScoutCam as of April 2021. Accordingly, ScoutCam was deconsolidated as of such date and accounted for using the equity method, with the purchase price being the fair value of ScoutCam’s shares held by ScoutCam as of such date. As a result of deconsolidation of ScoutCam and initial recognition of the investment in shares of ScoutCam at fair value, the Company recorded a gain of USD 11,465 in the consolidated statement of income/loss and other comprehensive income/loss. Additionally, the Company recognized its holdings in ScoutCam’s warrants as financial asset through profit or loss and recorded an additional gain of USD 97 thousand. As of December 31, 2021, part of the warrants was exercised and the rest expired.

On August 9, 2021, ScoutCam amended its Articles of Incorporation to affect a 9 to 1 reverse stock split of ScoutCam’s outstanding Common Stock.

As of December 31, 2022, the Company owns approximately 27.02% of the outstanding common stock of ScoutCam.

On March 21, 2023, ScoutCam executed a capital raising transaction which diluted the Company’s holdings in ScoutCam to 18.45% and the remaining holding was accounted for as an investment at fair value through profit or loss (FVTPL) (see note 21(4)).

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

C.	ScoutCam (continued)

Purchase price allocation upon deconsolidation and initial measurement under the equity method:

March 31, 2021
USD in thousands

Fair value of investment	11,843
Total consideration	11,843
ScoutCam’s Equity as of March 31, 2021	22,338
Adjustments to Equity	(5,445)
Equity ss adjusted	16,893
Groups share in %	28.06%
4,740

Excess cost to allocate:	7,103

Technology	1,672
Deferred tax liability	(385)
Total intangible assets identified	1,287

Excess purchase price to allocate to goodwill	5,816

Activity in investment account:

January 1, 2022 - December 31, 2022
USD in thousands
Investment as of January 1, 2022	10,735
Group share in losses	(1,776)
Excess cost Amortization-technology	(124)
Share based compensation	442
Group share in forfeited options	98
Investment as of December 31, 2022	9,375

April 1, 2021 - December 31, 2021
USD in thousands
Investment as of April 1, 2021	11,843
Group share in losses	(2,044)
Excess cost Amortization-technology	(96)
Share based compensation	540
Exercise of warrants by the Group	234
Group share in exercise warrants by others	218
Group share in forfeited options	32
Additional investment allocated to goodwill	8
Investment as of December 31, 2021	10,735

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

C.	ScoutCam (continued)

Reconciliation to carrying amounts:

December 31, 2022
USD in thousands

Equity attributable to ScoutCam shareholders’ as of December 31, 2022	11,785
Adjustments to Equity	(1,628)
Equity As adjusted as of December 31, 2022	10,157
Groups share in %	27.02%
Group share	2,744
Balance of excess cost:
Technology, net of deferred tax	1,023
Goodwill	5,608
Balance as of December 31, 2022	9,375

December 31, 2021
USD in thousands

Equity attributable to ScoutCam shareholders’ as of December 31, 2021	19,615
Adjustments to Equity	(4,883)
Equity As adjusted as of December 31, 2021	14,732
Groups share in %	27.02%
Group share	3,981
Balance of excess cost:
Technology, net of deferred tax	1,146
Goodwill	5,608
Balance as of December 31, 2021	10,735

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

D.	Eventer

General

On October 14, 2020, the Company signed a share purchase agreement and a revolving loan agreement with Eventer, a technology company engaged in the development of unique tools for automatic creation, management, promotion, and billing of events and ticketing sales. Pursuant to the share purchase agreement, the Company invested USD 750 thousand and was issued an aggregate of 325,270 ordinary shares of Eventer, representing 58.7% of the issued and outstanding share capital (50.01% of Eventer’s issued and outstanding share capital on a fully diluted basis). The share purchase agreement provides that the Company will invest an additional USD 250 thousand in a second tranche, subject to Eventer achieving certain post-closing EBITDA based milestones during the fiscal years 2021 through 2023, or the “Milestones”. The Milestones will be examined in each of the years 2021 through 2023. The fair value of the earn-out was calculated by using a Monte Carlo Simulation. According to this model, the fair value of the earn-out was NIS 233 thousand (USD 69 thousand) as of October 14, 2020. As of December 31, 2022, the Milestones have not been achieved and the fair value of the earn-out was determined to be immaterial.

In addition, the Company granted a loan to Eventer in the amount of USD 250 thousand (“Initial Advance”), and the loan was valued at USD 204 thousand. According to the loan agreement, the Company committed to lend up to USD 1,250 thousand to Eventer through advances of funds upon Eventer’s request and subject to the Company’s approval. Advances extended under the Loan Agreement may be repaid and borrowed, in part or in full, from time to time. The Initial Advance should be repaid in twenty-four equals monthly instalments, commencing on the first anniversary of the Loan Agreement. Other advances extended under the Loan Agreement will be repaid immediately following, and in no event later than thirty days following the completion of the project or purpose for which they were made. Outstanding principal balances on the advances will bear interest at a rate equal to the higher of (i) 4% per year, or (ii) the interest rate determined by the Israeli Income Tax Ordinance [New Version] 5721-1961 and the rules and regulation promulgated thereunder. Interest payments will be made on a monthly basis.

Additionally, on October 14, 2020, the Company entered the Exchange Agreement with Eventer’s shareholders, pursuant to which, during the period commencing on the second anniversary of the Exchange Agreement and ending fifty-four (54) months following the date of the Exchange Agreement, Eventer’s shareholders may elect to exchange all of their Eventer shares for ordinary shares of the Company. The number of ordinary shares of the Company to which Eventer’s shareholders would be entitled pursuant to an exchange will be calculated by dividing the fair market value of each of Eventer’s ordinary share, as mutually determined by the Company and the shareholders, by the average closing price of an ordinary share of the Company on the principal market on which its ordinary shares or ADSs are traded during the sixty days prior to the exchange date, rounded down to the nearest whole number. The Company board of directors may defer the exchange’s implementation in the event it determines in good faith that doing so would be materially detrimental to the Company and its shareholders. In addition, the exchange may not be affected for so long as USD 600 thousand or more remains outstanding under the Loan Agreement, or if an event of default under the Loan Agreement has occurred. The Company treated the Exchange Agreement at the date of the business combination from accounting perspective as recognition of non-controlling interests, in addition to the recognition of a liability in respect of a derivative (exchange options) which will be measured at fair value at each cut-off date and will be revalued. The changes in the fair value at each cut-off date will be recorded as a financial income/expense. The Company concluded that the fair value of this derivative is immaterial, as this is an exchange of Eventer shares held by the other party, a fixed number in consideration for a variable number of the Company’s shares whose total value is equal to the value of the Eventer shares exchanged.

On March 25, 2021, Eventer completed a finance round of approximately USD 2,250 thousand (approximately NIS 7,300 thousand) from a group of 7 investors, in exchange for 146,637 shares, representing 20% of Eventer’s outstanding shares after consummation of the investment. As part of the investment agreement, Keshet Holdings LP (“Keshet”), one of the 7 investors, committed to provide Eventer with advertising services for USD 1,250 thousand (approximately NIS 4,000 thousand), over a period of 1 year, until June 30, 2022. The agreement further provided that the investment proceeds to be paid by Keshet are to be netted by the USD 1,250 thousand to be paid as consideration of the above-mentioned advertising services. Accordingly, the net amount Eventer raised in the finance round amounted to USD 1,000 thousand, with advertising services recorded as prepaid expense in the amount of USD 1,250 thousand. Eventer is not entitled to a refund in the event these advertising services are unutilized through the entire period until June 30, 2022. Following lack of usage of advertising services by Eventer till 30 June 2022 Eventer and Keshet agreed to extend the entitlement period till December 31, 2023, such that the original volume would be utilized. As the extension in time period does not entitle Eventer to additional advertisement services, the Company concluded that the fair value of the additional benefit represented by the extension is immaterial. Following the finance round, the Company’s holding in Eventer decreased to 47.69% of Eventer’s issued and outstanding share capital.

Additionally, the investment agreement further provided that if in the following twelve months of the closing, Eventer shall not consummate an IPO, then the price per share (“PPS“) shall be adjusted downward to reflect 50% of the PPS at the time of the closing Date (the “Adjusted PPS”), and the Investors shall be issued with additional Ordinary Shares of Eventer, at no additional consideration. Eventer did not consummate an IPO, therefore on May 25, 2022, Eventer issued to the investors 65,310 shares from which the Company received 19,518 shares. The Company’s holding in Eventer decreased to 46.21% from that date.

During November 2021, the Company and Eventer agreed that the Initial Advance will be repaid the earlier of (i) six months following the Maturity Date of the Initial Advance; or (ii) immediately following an initial public offering of Eventer. The Company concluded the change in terms does not constitute a material modification of the loan. Accordingly, the loan’s carrying value was retained and no profit or loss outcome was recorded as a result of the change in terms.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

D.	Eventer (continued)

General (continued)

In November 2021, the Company loaned an amount of USD 250 thousand to Eventer which is to be repaid 6 months after the loan was received. The loan bears 4% interest per year.

On October 30, 2022, the Company and Eventer signed an amendment according to which the maturity date of the Initial Advance and the loan will be May 30, 2024. In an event Eventer will issue securities in consideration of at least USD 2 million or in the event of an IPO or right offering (the” Investment”), then the outstanding Initial Advance and the loan will automatically be converted into shares. The number of shares will be calculated by dividing the outstanding balance loan as of the closing date of the Investment by a price per share which shall reflect a 20% discount off the lowest price per share paid in the Investment.

The Company concluded the fair value of the benefit represented by the change in terms is immaterial.

Loan agreement with Safee Cyber Technologies Inc.

On August 1, 2022, the Company and Eventer signed a loan agreement with Safee Cyber Technologies Inc. (“Safee”). For more details about the Company’s investment in Safee, see note 4P.

According to the loan agreement, the Company loaned Safee an amount of NIS 250 thousand (USD 74 thousand) and Eventer loaned Safee an amount of NIS 300 thousand (USD 89 thousand) consisting of NIS 100 thousand (USD 30 thousand) in cash and by assigning to Screenz NIS 200 thousand (USD 59 thousand) of the unutilized advertising rights Eventer had purchased from Keshet in March 2021 as mentioned above.

Additionally, for the purpose of loan repayment, Eventer’s loan will be considered as NIS 200 thousand (USD 59 thousand) in total. As a result, Eventer recorded an expense of NIS 100 thousand (USD 29 thousand).

Safee shall repay the loans and the interest out of the proceeds that it will receive, directly and/or indirectly, from the sale of NFT, in a way that the company and Eventer will be entitled to receive the relative part of the loans (excluding 10% of such proceeds). Safee shall not use the NFT proceeds for any other purpose and shall not grant any rights to any third party in the proceeds, until the full repayment of the loans and the interest.

Following the full repayment of the loans and the interest, Safee will be entitled to receive 43.3% of the NFT proceeds and each the Company and Eventer will be entitled to receive 28.35% of the NFT proceeds.

In the event that the net proceeds shall not be sufficient to repay the loans within the period of 2 years or in case the Cooperation Agreement shall be terminated prior to the full payment of the loans, the Company and Eventer shall waive all unpaid amounts of the loans.

The loans bear a fixed annual interest at the minimal rate required according to the applicable tax law, starting from the date the loan was provided and until its full repayment.

As of December 31, 2022, the fair value of the loan is USD 104 thousand.

Contingent liabilities

On September 19, 2022, a lawsuit was filed against Eventer and others in the amount of NIS 280 thousand (USD 80 thousand), alleging a violation of the Prohibition of Discrimination in Products, Services, and Entry into Places of Entertainment and Public Places Law. According to the opinion of Eventer’s legal counsel, the chances of the lawsuit to be rejected are more likely than not.

On December 14, 2022, a request for a class action was filed against Eventer and its two directors, alleging the violation of the provisions of the Prohibition of Discrimination in Products, Services, and Entry into Places of Entertainment and Public Places Law. The plaintiff claims that Eventer allows the allocation of different kinds of tickets to different groups (such as women, children etc.), thereby allowing structured discrimination.

According to the opinion of Eventer’s legal counsel, the chances of the class action to be rejected are more likely than not both against the Eventer and its directors. Eventer must submit its response to the class action request by May 14, 2023.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

D.	Eventer (continued)

Agreement with Screenz Cross Media Ltd.

On February 4, 2021, Eventer signed an addendum to the agreement with Screenz Cross Media Ltd. (a company indirectly controlled and managed by Eli Uzan who serves as Eventer’s Director) (hereafter “Screenz”). The agreement was signed during November 2020 for the purpose of collaborating in the field of virtual conferences. According to the provisions of the addendum to the agreement, Eventer will receive an exclusive license for using the broadcasting system of Screenz with respect to the field of virtual conferences and development services, and in exchange will pay Screenz an amount of USD 1,500 thousand (approximately NIS 4,280 thousand) over a period of eight months, as well as 8% from the revenues earned from using the broadcasting system in the field of virtual conferences.

On December 30, 2021, the Board of Directors approved an amendment to the agreement between Eventer and Screenz effective September 30, 2021 (the “Effective Date”). As per the amendment, instead of USD 1,500, Eventer will pay in exchange for the license an aggregate amount of USD 1,800 thousand, and the repayment term is to be extended to a period of three years, in monthly instalments of approximately USD 50 thousand each. Eventer evaluated the change in the terms of the commitment in accordance with IFRS 9 and concluded that the change does constitute a material modification of the loan. As of September 30, 2021, the loan’s book value was USD 1,300 thousands and the fair value of the debt was valued at USD 1,415 thousand. The difference of USD 115 thousand was recorded as finance expenses.

As of December 31, 2021, the balance of Eventer’s debt to Screenz for the license was a total of USD 1,217 thousand. For additional information see note 17b4.

On March 20, 2022, Eventer and Screenz agreed to reduce the monthly payments for the license from 50 thousand dollars to 25 thousand dollars for a period of 5 months. The modified loan terms did not represent a substantial modification in accordance with IFRS 9.

The aforementioned payments ceased in August 2022 and in December 2022 an amendment was signed pursuant to which Eventer repaid its debt to Screenz by assigning to Screenz the remaining unutilized advertising rights Eventer had purchased from Keshet in March 2021 as mentioned above. The prepaid expense balance in respect of these advertising rights in the books of Eventer as of the repayment date, which approximates the advertising rights’ fair value, was USD 660 thousand. The debt balance as of the date of the amendment was USD 1,062 thousand (NIS 3,862 thousand). The difference between the debt balance and the advertising rights of USD 402 thousand was recorded as a capital contribution from Screenz to Eventer. It was also determined that Screenz will have the first right to receive any money received from Eventer and resulting from a digital ticketing platform for interactive virtual events up to a total amount of USD 480 thousand. The Company concluded the fair value of this commitment is immaterial given the uncertainty of revenues to be generated by Eventer from interactive virtual events.

Deferred offering costs

During 2021, Eventer recorded USD 470 thousand as deferred offering costs in relation to a planned initial public offering (“IPO”). During 2022, Eventer recorded these deferred offering costs as an expense due to the fact that the offering did not occur.

Share based compensation grants

On March 30, 2021, Eventer’s Board of Directors approved a contractual agreement with Eventer’s CEO. The date of the commencement of the agreement is January 1, 2021. The CEO will be entitled to a salary of NIS 33 thousand (USD 10 thousand). In addition, Eventer granted the CEO 29,944 options to purchase one share at an exercise price of 0.001 NIS per share. The options shall vest over a period of three years commencing from the engagement date with 1/12 of such options vesting at the end of each subsequent three-month period following the grant. The fair value of the option granted is estimated on the grant date, using the Black-Scholes Model using the following inputs: (a) risk-free interest rate– 0.15%; (b) expected dividend – 0%; (c) expected volatility – 47.02%; (d) forecasted life – 10 years.

The value of this grant was estimated at approximately NIS 1,668 thousand (USD 473 thousand). For the years ended December 31, 2022, and 2021, approximately NIS 418 thousand (USD 124 thousand) and NIS 1,123 thousand (USD 347 thousand), respectively, were recognized and recorded as expenses.

On March 30, 2021, Eventer’s Board of Directors approved a contractual agreement with Round Robin Ltd. Which is one of the founding partners of Eventer. The date of the commencement of the agreement is January 1, 2021. Under the agreement, Round Robin Ltd. will provide Eventer with 12 monthly hours of technological consulting, and in exchange, Eventer will grant Round Robin Ltd. 29,944 options to purchase one share at exercise price of 0.001 NIS per share. The options shall vest over a period of three years commencing the engagement date with 1/12 of such options vesting at the end of each subsequent three-month period following the grant. The fair value of the option granted is estimated on the grant date, using the Black-Scholes Model, according to the following parameters: (a) risk-free interest rate – 0.15%; (b) expected dividend – 0%; (c) expected volatility – 47.02%; (d) forecasted life – 10 years.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

D.	Eventer (continued)

Share based compensation grants (continued)

The value of this grant was estimated at approximately NIS 1,668 thousand (USD 473 thousand). For the years ended December 31, 2022, and 2021, approximately NIS 418 thousand (USD 124 thousand) and NIS 1,123 thousand (USD 347 thousand), respectively, were recognized and recorded as expenses.

On February 4, 2021, Eventer’s Board of Directors approved a contractual agreement with Mr. Roee Grinblat as Eventer’s Chief Business Manager. According to the agreement, the engagement between Eventer and Mr. Greenblatt commenced on January 1, 2021. The monthly professional fee will be approximately NIS 20 thousand (USD 6 thousand). In addition to the professional fee, Eventer will grant a quantity of shares, that will constitute approximately 2% of Eventer’s issued and outstanding capital immediately after the public offering is completed, as options grant. The options shall vest over a period of three years commencing on engagement date with 1/12 of such options vesting at the end of each subsequent three-month period following the grant. The exercise price of 50% of the options will be equal to the public offering and 50% will equal the share price of the capital raising round that preceded the public offering price. The fair value of the options as at the grant date was estimated on the grant date, using the Black-Scholes Model, according to the following parameters: (a) risk-free interest rate– 0.49%; (b) expected dividend – 0%; (c) expected volatility – 47.02%; (d) forecasted life – 5 years.

The value of this grant was estimated at approximately NIS 277 thousand (USD 83 thousand). For the year ended December 31, 2021, approximately NIS 186 thousand (USD 58 thousand) were recognized and recorded as expense. During 2022 Eventer reversed the expense due to the fact that the offering did not occur.

On February 4, 2021, Eventer’s Board of Directors approved a contractual agreement with Mr. Liron Carmel as the Chairman of the Board of Directors of Eventer. According to the agreement, the engagement between Eventer and Mr. Carmel commenced on January 1, 2021. The monthly professional fee will be approximately NIS 20 thousand (USD 6 thousand). In addition to the professional fee, Eventer granted options to purchase a quantity of ordinary shares, that will constitute approximately 2% of the Eventer’s issued and outstanding ordinary shares immediately after the public offering is completed, as options grant. The options shall vest over a period of three years, commencing on engagement date. The exercise price of 50% of the options granted will be equal to the public offering price, and 50% will equal to the share price of the capital raising round that preceded the public offering price. The fair value of the options granted is estimated on the grant date, using the Black-Scholes Model, according to the following parameters: (a) risk-free interest rate – 0.49%; (b) expected dividend – 0%; (c) expected volatility – 47.02%; (d) forecasted life – 5 years.

The value of this grant was estimated at approximately NIS 277 thousand (USD 86 thousand). For the year ended December 31, 2021, approximately NIS 186 thousand (USD 58 thousand) were recognized and recorded as expense. During 2022 Eventer reversed the expense due to the fact that the offering did not occur.

On February 4, 2021, Eventer’s Board of Directors approved a contractual agreement with Mr. Eli Uzan as Eventer’s President and Director. According to the agreement, the engagement between Eventer and Mr. Uzan commenced on January 1, 2021. The monthly professional fee will be approximately NIS 20 thousand (USD 6 thousand). In addition to the professional fee, Eventer granted options to purchase a quantity of ordinary shares, that will constitute approximately 2% of Eventer issued and outstanding ordinary shares immediately after the public offering is completed, as options grant. The options shall vest over a period of three years commencing on engagement date with 1/12 of such options vesting at the end of each subsequent three-month period following the grant. The exercise price of 50% of the options granted will be equal to the public offering price, and 50% will equal the share price of the capital raising round that preceded the public offering. The fair value of the option granted is estimated on the grant date, using the Black-Scholes Model, according to the following parameters: (a) risk-free interest rate – 0.49%; (b) expected dividend – 0%; (c) expected volatility – 47.02%; (d) forecasted life – 5 years.

The fair value of this grant was estimated at approximately NIS 219 thousand (USD 68 thousand). For the year ended December 31, 2021, approximately NIS 147 thousand (USD 46 thousand) were recognized and recorded as expenses. During 2022 Eventer reversed the expense due to the fact that the offering did not occur.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

D.	Eventer (continued)

Share based compensation grants (continued)

On December 30, 2021, Eventer’s board of directors approved a grant of NIS 8 thousand (USD 2 thousand) to Eventer’s chief executive officer as a bonus for the results and achievements of Eventer for the year 2021. Additionally, Eventer’s board of directors approved a bonus of USD 90 thousand to the chief executive officer which shall be paid in 9 equal instalments per month commencing January 2022.

During April 2022, Eventer’s board of directors approved a salary increase to Eventer’s chief executive officer to NIS 50 thousand (USD 15 thousand) per month, effective as of January 1, 2022.

E.	Jeffs’ Brands Ltd.:

General

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

In addition, the companies’ former shareholders are entitled to additional milestone issuances of up to an aggregate USD 750 thousand in ADSs subject to the achievement by Pro and Purex of certain milestones throughout 2021. The transactions closed on January 4, 2021. Also, the Company agreed to financing arrangements including (i) providing financing by way of a stockholder loan of a principal amount equal to USD 250 thousand which may be extended up to an aggregate cap of USD 1 million of which the Company will finance 60% with the remaining 40% to be financed by the other Pro’s and Purex’ stockholders; and (ii) additional financing of up to a principal amount of USD 1 million, to finance the acquisition of additional online Amazon stores provided that such acquisition financing will constitute 80% of the applicable acquisition cost, with the remaining 20% to be financed by the other Pro’s and Purex’ stockholders. Subsequently, according to the terms of the Pro and Purex SPA, the Company entered into a loan and pledge agreement, effective January 5, 2021, with its majority owned subsidiaries Pro and Purex.

Pursuant to this loan and pledge agreement, the Company extended a USD 250 thousand loan, with an annual interest of 4%, to be repaid on the second anniversary of the effective date.

The table set forth below summarizes the estimates of the fair value of assets acquired and liabilities assumed and the allocation of the purchase price as of the acquisition date:

January 4, 2021
USD in thousands

Cash consideration invested in Jeffs’ Brands	1,650
Non- cash consideration invested in Jeffs’ Brands	71
Total consideration	1,721
Less:
Fair value of net assets acquired	2,314
Non-controlling interest	(1,156)
Total acquired	1,158

Goodwill	563

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

E.	Jeffs’ Brands Ltd.: (continued)

General (continued)

On May 10, 2021, the Company entered into a stock exchange and plan of restructuring agreement with Victor Hakmon, the other shareholder of Pro and Purex, and Jeffs’ Brands, a newly incorporated entity, Pursuant to which, among other things, the Company and Victor Hakmon transferred all holdings in Pro and Purex to Jeffs’ Brands, in return for a consideration of Jeffs’ Brands ordinary shares issued respectively. As a result, Pro and Purex became wholly owned subsidiaries of Jeffs’ Brands. The share exchange transaction was accounted for as a common control transaction, such that the carrying values of the assets and liabilities of Pro and Purex were retained through the transaction. To date, the Company invested approximately USD 6.5 million in Jeffs’ Brands and holds 35.94% of its shares.

In April 2021, Top Rank Ltd., an Israeli company, was established as a wholly owned subsidiary of Jeffs’ Brands.

On July 23, 2021, the Company granted Mr. Victor Hakmon, the CEO of Jeffs’ Brands, 32,202 ADSs at fair value of USD 60 thousand as a special bonus for his achievements in the six months period ended June 30, 2021. The grant was recorded as an expense in the consolidated statements of income/loss and other comprehensive income/loss.

On August 3, 2022, Jeffs’ Brands Board of Directors approved to increase Mr. Hakmon’s monthly salary to NIS 55 thousand (USD 23 thousand) plus applicable value added taxes (“VAT”), retroactively from February 1, 2022, until the closing of the IPO. Effective on September 1, 2022, Jeffs Brands Board of Directors approved an increase to Mr. Hakmon’s monthly salary to NIS 80 thousand (USD 24 thousand) plus VAT and a one-time bonus of NIS 480 thousand (USD 140 thousand).

In February 2023, Jeffs’ Brands Holding Inc., was established as a wholly owned subsidiary of Jeffs’ Brands.

On March 9, 2023, Jeffs’ Brands purchased all of the issued and outstanding share capital of Fort, a company incorporated under the laws of England and Wales. For additional information see note 21(6).

Initial Public Offering

On August 30, 2022, Jeffs’ Brands completed its initial public offering (“IPO”). In connection with the IPO, Jeffs’ Brands sold 3,717,473 units at a public offering price of USD 4.16 per unit, with each unit consisting of one ordinary share, no par value per share (“Ordinary Share”), and one warrant (“IPO Warrant”), to purchase one Ordinary Share, at an exercise price of USD 4.04 per Ordinary Share. Additionally, Jeffs’ Brands issued warrants to the underwriter to purchase up to 185,873 ordinary shares at an exercise price of USD 5.20 per Ordinary Share (“Underwriter’s Warrants”). The underwriter partially exercised its right to purchase an additional 425,912 warrants for total consideration of USD 4 thousand. Jeffs’ Brands received total net proceeds of USD 13.4 million after deducting issuance costs of USD 2.1 million. Following the IPO completion, the Company’s holdings in Jeffs’ Brands decreased to 35.94% of the issued and outstanding share capital of Jeffs’ Brands.

On September 7, 2022, Jeffs’ Brands’ volume weighted average stock price was less than the exercise floor of USD 4.04 for the IPO Warrants. Accordingly, and based on the contractual terms of the IPO Warrants, effective after the closing of trading on November 28, 2022 (the 90th calendar day immediately following the issuance date of the IPO Warrants), the IPO Warrants were adjusted (“As-Adjusted IPO Warrants”) pursuant to their terms, including, but not limited to, the reduction of the exercise price of the IPO Warrants to USD 2.02.

Additionally, Additional Warrants were issued to each qualified buyer who continued to hold at least 120,192 IPO Warrants as of November 28, 2022. Accordingly, Jeffs’ Brands issued Additional Warrants to purchase 2,824,525 Ordinary Shares. Each Additional Warrant has substantially the same terms as the As-Adjusted IPO Warrant; provided, however, that the term of each Additional Warrant will be five (5) years from the issuance date and such Additional Warrant will not be listed on any securities exchange. In addition, as long as the Additional Warrants are outstanding, each holder of at least 120,192 IPO Warrants will receive semi-annual payments based on the Jeffs’ Brands consolidated revenues, dependent on the amount of the Additional Warrants outstanding. As of December 31, 2022, the payment will be equal to approximately 2.3% of Jeffs’ Brands consolidated revenues for the period ended December 31,2022.

The IPO Warrants and the Additional Warrants were accounted for derivative liabilities measured at fair value through profit or loss (see note 5).

The Ordinary Shares and IPO Warrants trade on the Nasdaq under the symbol “JFBR” and “JFBRW”, respectively.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

E.	Jeffs’ Brands Ltd.: (continued)

Related parties’ loans

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

The Company concluded the stated interest is materially lower than its market price. Accordingly, the difference between the fair value and face value of the loan attributable to the Company was recorded as a deemed contribution by the Company to Jeffs’ Brands. Similarly, the difference between the fair value and face value of the loan attributable to the non-controlling interest was recorded as a deemed contribution by the non-controlling interest to Jeffs’ Brands.

Until May 3, 2022, the loans were measured at amortized cost.

As of May 3, 2022, Pro had outstanding loans to the Company, Mr. Hakmon and L.I.A. Pure Capital Ltd. of USD 4.1 million, USD 940 thousand, and USD 109 thousand, respectively. On May 3, 2022, Jeffs’ Brands entered into Assignments to Loan Agreements with the Company, Pro, Mr. Hakmon and L.I.A. Pure Capital Ltd., pursuant to which Jeffs’ Brands assumed Pro’s obligations under the outstanding loans and agreed that unless previously repaid, pursuant to the terms of the respective loan agreements with such parties, effective immediately upon the consummation of IPO, all outstanding principal due to each such party shall be automatically converted into a number of Jeffs’ Brands ordinary shares equal to the quotient obtained by dividing the outstanding principal amount due to such party, by the per ordinary share price obtained by dividing USD 10 million by the fully diluted issued and outstanding ordinary shares as of immediately prior to the closing of the IPO. Any accrued and unpaid interest due to such party as of such date will be paid in cash.

The Company concluded the modified loan terms (“Modified Loan”) including an equity conversion feature upon IPO, represent a substantial modification in accordance with IFRS 9 and is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Accordingly, the difference between the fair value and face value of the loan attributable to the Company was recorded as a deemed contribution by the Company to Jeffs’ Brands. Similarly, the difference between the fair value and face value of the loan attributable to the non-controlling interest was recorded as a deemed contribution by the non-controlling interest to Jeffs’ Brands.

In connection with the IPO that was consummated on August 30, 2022, the loans between the Company, Jeffs’ Brands, Mr. Hakmon and L.I.A. Pure Capital Ltd. were converted into 1,463,619 ordinary shares.

Short term loans

	December 31, 2022	December 31, 2021
	USD in thousands

Amazon loans	86	101
Related party loan	-	111
Third parties’ loans	-	715
	86	927

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

E.	Jeffs’ Brands Ltd.: (continued)

Amazon Loans

On April 8, 2021, Pro entered into a loan agreement with Amazon.com. Pursuant to which, Pro received from Amazon.com an aggregated amount of USD 78 thousand. The loan matures within 12 months and bears an annual interest at a rate of 10.99% per year. In order to secure the loan, Pro pledged its financial balances on its Amazon account on Amazon.com and its inventories held in Amazon’s warehouses, in favor of Amazon.com. In September 2021, the loan was fully repaid.

On September 22, 2021, Pro entered into a loan agreement with Amazon.com. Pursuant to the loan agreement, Pro received from Amazon.com an aggregated amount of USD153 thousand, of which USD14 thousand of such amount offset from the received amount on the account of repayment of previous Amazon loan balance. The loan matures within 9 months and bears an annual interest at a rate of 9.99% per year. In order to secure the loan, Pro pledged its financial balances on its Amazon account on Amazon.com and its inventories held in Amazon’s warehouses, in favor of Amazon. On May 9, 2022, the loan was fully repaid.

On May 09, 2022, Pro entered into a loan agreement with Amazon.com. Pursuant to the loan agreement, Pro received from Amazon.com an aggregate amount of USD 153 thousand. The loan matures within 12 months and bears an annual interest at a rate of 9.99% per year. In order to secure the loan, Pro pledged its financial balances on its Amazon account on Amazon.com and its inventories held in Amazon’s warehouses, in favor of Amazon.

Third parties’ loans

July 1, 2021, loan:

On July 1, 2021, Pro entered into a loan agreement with a third party. The loan bore annual interest rate of 10% and was payable on January 1, 2022. Pro was entitled to extend the loan by an additional sixty days, with additional interest of 1% per month. In addition, pursuant to the loan agreement, in the event of an IPO of Jeffs’ Brands, the lender will be entitled to Ordinary Shares of the Company at an aggregate value of USD 125 thousand with a conversion price at the IPO price. On July 6, 2021, the loan principal of USD 375 thousand was received. The proceeds from the lender were first allocated to the liability to issue a variable number of shares based on its fair value at the date of issuance in an amount of USD 31, with a corresponding discount recorded on the third-party loan. The derivate liability is revalued at each period-end and amounted to USD 69 as of December 31, 2021 (see note 5).

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

Following the IPO, Jeffs’ Brands repaid the third-party loan and issued the third-party 30,048 warrants.

July 5, 2021, loan:

On July 5, 2021, Pro entered into a loan agreement with a third party. The loan bore annual interest rate of 10% and was payable on January 5, 2022. Pro had the right to extend the loan period by an additional sixty days, with additional interest of 1% per month. In addition, pursuant to the loan agreement, in the event of an IPO of Jeffs’ Brands, the lender would be entitled to Ordinary Shares of Jeffs’ Brands at an aggregate value of USD 125 thousand, with a conversion price based on the IPO price per share, exercisable for a three-year period beginning on the closing date of the IPO. On July 9, 2021, the loan principal of USD 375 thousand was received. The proceeds from the lender were first allocated to the liability to issue a variable number of shares based on its fair value at the date of issuance in an amount of USD 31, with a corresponding discount recorded on the third-party loan. The derivate liability is revalued at each period-end and amounted to USD 69 as of December 31, 2021 (see note 5).

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

E.	Jeffs’ Brands Ltd.: (continued)

Third parties’ loans (continued)

July 5, 2021, loan: (continued)

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

Following the IPO, Jeffs’ Brands repaid the third-party loan and issued the third-party 30,048 warrants.

Bank Leumi Loan

On February 22, 2022, Jeffs’ Brands entered into a loan agreement with Bank Leumi Le-Israel (“Bank Leumi”) to provide a line of credit in an aggregate amount of up to USD 1 million, which Jeffs’ Brands may draw in two tranches at its request, but in no event after July 21, 2022. Pursuant to the loan agreement, amounts drawn bear interest at a rate of Secured Overnight Financing Rate (“SOFR”) plus 3.25% annually. Unless otherwise provided with respect to a particular draw, any unpaid principal together with accrued and unpaid interest under the line of credit is required to be repaid no later than August 21, 2022. In order to induce Bank Leumi to provide the loan, Jeffs’ Brands and the Company entered into a controlling shareholders’ comfort letter, subordination agreements and a negative pledge. On March 3, 2022, Jeffs’ Brands drew USD 400 thousand under the line of credit. On June 2, 2022, Jeffs’ Brands drew additional USD 200 thousand under the line of credit. Following the IPO, Jeffs’ Brands repaid the bank loan.

Related parties’ loans

For more information on related parties’ transactions see note 17b4.

Deferred offering costs

Jeffs’ Brands capitalized certain legal and other third-party fees that were directly related to the Jeffs’ Brands IPO. As of December 31, 2021, there were USD 366 thousand of deferred offering costs included in other non-current assets on the balance sheet.

The total gross consideration from the IPO was initially allocated to the derivative warrant liability based on its fair value and the remaining amount was allocated to the Ordinary Shares issued and recognized as a component of equity. Issuance costs were allocated between the warrant liability and Ordinary Shares based on their relative fair values.

Ordinary shares and incentive plan

As of December 31, 2021, Jeffs’ Brands issued and outstanding ordinary shares are comprised of 10 thousand shares.

On January 19, 2022, Jeffs’ Brands board of directors approved Jeffs’ Brands 2022 Incentive Option Plan (the “Plan”). A total of 1,765 ordinary shares were reserved and subject to the Plan. The Plan was amended on February 17, 2022, and the number of options increased to 3,000,000 ordinary shares (the total number of ordinary shares reserved for the exercise of options granted under the Plan is 1,307,027 following the effectiveness of the two reverse share splits). The Plan is intended as an incentive to retain directors, officers, employees, consultants and advisers of Jeffs’ Brands.

On February 17, 2022, Jeffs’ Brands board of directors approved the issuance of bonus shares (equivalent to a stock dividend) on a basis of 664 (prior to adjustments for subsequent reverse share split) Ordinary Shares for each Ordinary Share issued and outstanding as of the close of business on February 17, 2022 (provided that any fractional shares be rounded down to the nearest whole number), pursuant to which holders of Jeffs’ Brands ordinary shares received 664 (prior to adjustments for subsequent reverse share split) ordinary shares for every one ordinary share held as of such date, resulting in an aggregate issuance by Jeffs’ Brands of 6,630,547 (prior to adjustments for subsequent reverse share split) Ordinary Shares on such date.

Additionally, Jeffs’ Brands’ board of directors approved an increase of the authorized share capital of Jeffs’ Brands to 100 million (43,567,567 after giving effect to the two reverse share splits) ordinary shares subject to Jeffs’ Brands’ shareholder approval and effective upon the effective date of the registration statement.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

E.	Jeffs’ Brands Ltd.: (continued)

Ordinary shares and incentive plan (continued)

On May 3, 2022, Jeffs’ Brands’ board of directors approved a 0.806-for-1 reverse split of the Jeffs’ Brands issued and outstanding ordinary shares, effective as of May 3, 2022, pursuant to which, holders of the Jeffs’ Brands ordinary shares received 0.806 of ordinary shares for one ordinary share held as of immediately prior to such date. The reverse stock split proportionally reduced the number of authorized share capital to 5,352,281 shares.

On June 16, 2022, Jeffs’ Brands’ board of directors approved a 1-for-1.85 reverse split of Jeffs’ Brands issued and outstanding ordinary shares, effective as of June 16, 2022, pursuant to which, holders of Jeffs’ Brands ordinary shares received one ordinary share for every 1.85 ordinary shares held as of such date. The reverse stock split proportionally reduced the number of authorized share capital to 2,893,125 shares.

All share and stock option information related to Jeffs’ Brands, have been adjusted to reflect the bonus share issuance and the reverse share splits.

Consultant agreement with Pure Capital

On October 26, 2022, Jeffs’ Brands and Pure Capital entered into a consulting agreement, pursuant to which Pure Capital will provide consulting services to Jeffs’ Brands for a monthly fee of NIS 57.5 thousand (approximately USD 16.5 thousand). Jeffs’ Brands paid Pure Capital a one-time signing bonus in the amount of NIS 425 thousand (approximately USD 121 thousand) for their services to Jeffs’ Brands from the day of Jeffs’ Brands inception until the closing of the IPO. As part of the consulting agreement, Pure Capital is also entitled to the following payment: (i) an amount equal to 7% of the gross proceeds paid to Jeffs’ Brands in connection with any exercise of warrants, whether or not currently outstanding; and (ii) 8% of the total consideration paid in connection with any purchase of a new brand, businesses, or similar events initiated or assisted by Pure Capital and approved by the Chief Executive Officer and Chairman of the Board based on agreement with Pure Capital. The consulting agreement is for an undefined period of time and may be terminated after 3 years from October 26, 2022, by either party upon 30 days advance notice.

Additionally, on October 26, 2022, Jeffs’ Brands and Pure NJ Logistics LLC, owned by Pure Capital and a director of Jeffs’ Brands, entered into a warehouse lease agreement for a warehouse located in the USA. As of December 31, 2022, the advances to suppliers comprised of USD 228 thousand that were paid to Pure NJ Logistics LLC.

Short-term lease agreement with the Company

On May 21, 2022, Jeffs’ Brands entered into a short-term lease agreement for its offices from the Company and participated in 50% of the related lease and maintenance expenses. Jeffs’ Brands paid USD 86 thousand plus VAT on December 30, 2022. The outstanding payable to the Company as of December 31, 2022, was USD 32 thousand plus VAT.

Leases

Jeffs’ Brands leases office space since October 1, 2022, for a period of 3 years.

As of December 31, 2022, Jeffs’ Brands’ right of use asset and lease liabilities totaled USD 138 thousand and USD 141 thousand, respectively.

Jeffs’ Brands uses its incremental borrowing rate as the discount rate for its leases, as the implicit rate in the lease is not readily determinable. As of December 31, 2022, Jeffs’ Brands’ leases had a weighted average remaining lease term of 3 years and a weighted average borrowing rate of 10%.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

F.	Gix Internet Ltd:

General

On June 19, 2019, the Company signed an agreement with Gix Internet and its then wholly owned subsidiary Gix Media, for an investment of approximately USD 5 million (the “Investment Agreement”). The investment was subject to certain pre-conditions, which were met on September 3, 2019. As part of the investment, the Company received 729,508 ordinary shares of Gix Media, 2,168,675 ordinary shares of Gix Internet and 2,898,183 warrants to purchase 2,898,183 Gix Internet’s shares.

Medigus was also entitled, for a period of three years following the closing of the investment, to convert any and all of its Gix Media’s shares into Gix Internet shares with a 20% discount over the average share price of Gix Internet on TASE within the 60 trading days preceding the conversion (“Conversion Right”).

As part of the investment agreement, an anti-dilution mechanism was included that would occur under a certain event set in the agreement in the three-year period since September 3, 2019. Until September 3, 2022, such event had not occurred. On September 3, 2022, the Anti-dilution has expired.

The Company also held 2,898,183 warrants to purchase 2,898,183 Gix Internet shares at an exercise price of NIS 5.25 per share (“Gix Warrants”), with the expected term of 3 years following the closing. The warrants were measured at fair value through profit or loss using Black-Scholes model. The warrants expired on September 3, 2022.

In March and June 2021, the Company exercised its rights to convert Gix Media’s shares to Gix Internet shares such that after those conversions the Company owned 33.17% of Gix Internet.

These increases were accounted for as additional purchases, using the “step by step” method, with the purchase price being the fair value of Gix Media shares and the fair value to the conversion option as of the conversion option exercise date.

On October 14, 2021, Gix Media completed the acquisition of 70% of the outstanding and issued shares of Cortex Media Group Ltd. (“Cortex”), a media-tech company that has developed expertise in turning original content into a profit center through user traffic acquisition.

During February 2022, the Company purchased 1,318,426 shares of Gix Internet for a total consideration of USD 731 thousand (NIS 2.4 million) (“Cash Consideration”).

Through the period from February 14, 2022, up to February 28, 2022, following several purchases of Gix Internet’s shares, the Company’s interest in Gix increased to 38.03%, which resulted in gain of control in Gix Internet. Accordingly, Gix Internet was consolidated as of March 1, 2022. The acquisition purchase price of approximately USD 7.7 million. As a result, the Company recorded a gain of USD 2.3 million in the consolidated statement of income/loss and other comprehensive income/loss.

The Company allocated the purchase price between tangible and intangible assets acquired and liabilities assumed based on estimated fair values, with the residual of the purchase price recorded as goodwill. The intangible assets identified in the acquisition were technology and customer relations.

The table set forth below summarizes the allocation of the purchase price between tangible and intangible assets acquired and liabilities assumed as of the acquisition date:

February 28, 2022
USD in thousands
Cash consideration	731
Fair value of pre-acquisition interests	6,939
Total consideration	7,669
Less:
Fair value of tangible assets and liabilities acquired	(8,282)
Fair value of technology acquired, net of deferred taxes	10,150
Fair value of customer relations acquired, net of deferred taxes	5,486
Non-controlling interests	(7,849)
Total acquired	(495)

Goodwill	8,164

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

F.	Gix Internet Ltd: (continued)

General (continued)

As of February 28, 2022, Gix Internet held 78% and 58% of the outstanding and issued shares of Gix Media and ViewBix Inc. respectively. Gix Media held 70% of the outstanding and issued shares of Cortex.

On June 21, 2022, Gix Internet issued 3,450,800 rights to units for a total consideration of NIS 5.7 million. Each unit comprised of shares and tradable warrants The Company purchased 3,171,160 units in consideration for USD 1.5 million (NIS 5.2 million). The transaction was accounted for in the Group’s consolidated financial statements as a transaction with non-controlling interest.

As a result of the rights offering the Company’s interest in Gix Internet increased to 42.69%.

On August 28, 2022, the General Meeting of Gix Internet shareholders approved the issuance of 155,427 shares (an expenses of USD 66 thousand) and 260,492 shares (an expenses of USD 110 thousand) to Gix Internet CEO and former chairman of the board of directors, respectively, as a special bonus. Additionally, the General Meeting of Gix Internet shareholders approved the issuance of 400,000 options to four of Gix Internet directors (an expense of USD 24 thousand). The shares and the warrants were issued on September 18, 2022. Following the issuance of shares the Company holdings in Gix Internet was 42.25%.

On September 19, 2022, Gix Internet completed a reverse triangle merger (“merger”) between Gix Internet, Gix Media and ViewBix Inc. After the merger, Gix Media became a wholly owned subsidiary of ViewBix Inc.

For the year ended December 31, 2022, Cortex distributed dividends in the amount of USD 1,698 thousand.

On December 25, 2022, Cortex declared a dividend in the total amount of USD 445 thousand which was partially distributed in February 2023.

On September 14, 2022, Gix Media declared a dividend in the amount of USD 1,000 thousand. The amount, net of tax, was distributed partially as of December 31, 2022. The remaining amount was distributed by Gix Media in January 2023

Loans

Short term loans:

December 31, 2022
USD in thousands

Short term bank loans	5,025
Current maturities of long-term loans	1,500
Total consideration	6,525

Long term loans:

December 31, 2022
USD in thousands

Long term bank loans	2,881

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

F.	Gix Internet Ltd: (continued)

Loans (continued)

On December 18, 2020, ViewBix Inc. entered into an agreement with certain investors (“Investors”) in connection with the sale and issuance of shares of common stock. In addition, and on the same date, ViewBix Inc. entered into a loan agreement with the Investors, pursuant to which the Investors loaned an aggregated amount of USD 69 thousand (the “Principal Amount”). In accordance with the terms of the loan agreement, ViewBix Inc. repaid the interest on the Principal Amount (8% compounded annually) to the Investors in the form of an issuance of shares of common stock. During 2023 ViewBix repaid the loan to investors in 3 equal payments.

On October 13, 2021, Gix Media entered into a loan agreement with Bank Leumi Le-Israel (“Bank Leumi”) to provide for a line of credit in an aggregate amount of up to USD 3.5 million and a long-term loan in an aggregate amount of up to USD 6 million. Additionally, Gix Internet also signed on a loan agreement with Bank Leumi in an aggregate amount of up to NIS 3 million. The main points of the agreement with Bank Leumi include:

●	NIS 3 million loan to Gix Internet for 48 months period. The loan shall bear interest at rate of prime plus 2.92% annually. The loan was classified as long-term loan.

●	USD 6 million loan to Gix Media for 48 months period. The loan shall bear interest at rate of LIBOR plus 4.12% annually. The loan was classified as long-term loan.

●	Credit line to Gix Media in an aggregate amount of up to USD 3.5 million to be utilized for a period of up to 48 months. The amounts that will be drawn from the credit line will bear interest of LIBOR plus 3.2% annually. The credit line was classified as short-term loan.

On April 7 ,2022 Cortex, a subsidiary of Gix Media, entered into an amendment to the loan agreement dated August 15, 2021, with Bank Leumi Le-Israel (“Bank Leumi”) to provide for additional credit line in an aggregate amount of up to USD 1 million, such that the total allocated credit line sum up to USD 2.5 million to be utilized till September 24 ,2022. The initial credit line shall bear an interest rate of LIBOR plus 3.45% annually while the additional credit shall bear an interest rate of SOFR plus 3.52% annually. The credit line was classified as short-term loan. As of December 31, 2022, the additional credit line was not renewed.

Loan agreement between the Company and Gix Internet

On October 13, 2021, the Company entered into a loan agreement with Gix Internet. Pursuant to the loan agreement, Gix Internet received an aggregate amount of USD 1,240 thousand (NIS 4,000 thousand) from the Company. The loan bears interest at a rate equivalent to the minimal interest rate recognized and attributed by the Israel Tax Authority (3.23% in 2022). The loan will be repaid in full, together with the accrued interest, in one (1) instalment upon the earliest of: (i) the closing of a rights offering by Gix Internet for an aggregate amount of at least NIS 12,000 thousand (approximately USD 3,858 thousand); or (ii) June 30, 2022. Upon consolidation of Gix Internet as of February 28, 2022, as further described above, the loan is eliminated in consolidation.

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

On August 25, 2022, the Company and Gix Internet signed an addendum to the Loan Agreement, effective as of July 1, 2022. Pursuant to the addendum, on November 2, 2022, the company received a total of NIS 1 million as repayment of the loan and the accrued interest up to that date. Repayment of the balance of the loan fund, in the amount of NIS 3 million, will be postponed until June 30, 2023. In addition, the Company will be entitled to request the conversion of all or part of the balance of the extended loan in exchange for Gix Internet’s shares.

Based on the Company’s management assessment, the modified loan terms (“Modified Loan”) including an equity conversion feature, represent a substantial modification in accordance with IFRS 9 and is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

F.	Gix Internet Ltd: (continued)

Investment accounted for using the equity method

The tables set forth below summarizes the activity in the investment account and the reconciliation to carrying amounts:

Activity in investment account:

Two months ended February 28, 2022
USD in thousands
Balance as of January 01, 2022	4,867
Group share in losses	(100)
Group share in other comprehensive loss	(45)
Excess cost amortization	(116)
Balance as of February 28, 2022	4,606

Year ended December 31, 2021
USD in thousands
Balance as of January 01, 2021	1,013
Group share in losses	(298)
Group share in other comprehensive loss	(227)
Excess cost amortization	(525)
Exercise of the Conversion Right on March 31, 2021	2,586
Exercise of the Conversion Right on June 30, 2021	1,831
Additional purchase on October 1, 2021	222
USD/NIS translation adjustments	265
Balance as of December 31, 2021	4,867

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

F.	Gix Internet Ltd: (continued)

Investment accounted for using the equity method (continued)

Reconciliation to carrying amounts:

February 28, 2022
USD in thousands

Equity attributable to Gix Internet shareholders’ as of February 28, 2022	4,098
Adjustments to Equity	(543)
Equity As adjusted as of December 31, 2021	3,555
34.58%
Group share	1,229
Balance of excess cost:
Technology and customers relationship, net of deferred tax	2,336
Goodwill	1,041
Balance as of February 28, 2022	4,606

December 31, 2021
USD in thousands
Equity attributable to Gix Internet shareholders’ as of December 31, 2021	4,129
Adjustments to Equity	(566)
Equity As adjusted as of December 31, 2021	3,563
Groups share in %	34.58%
Group share	1,232
Balance of excess cost:
Technology and customers relationship, net of deferred tax	2,551
Goodwill	1,084
Balance as of December 31, 2021	4,867

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

G.	Automax:

On January 19, 2021, and March 9, 2021, the Company sold 2,300,000 and 11,000,000 shares of Matomy, respectively. Subsequently, following such sales and the merger of Matomy with Automax, which is now traded on TASE (AMX.TA), the Company’s aggregate holdings in Automax decreased to 4.73% of its issued and outstanding share capital. Therefore, the investment since March 9, 2021, was treated as fair value through profit or loss, (see also note 5). The total gain recognized through profit or loss related to these sales sums up to USD 2,025 thousand in the consolidated statements of income/loss and other comprehensive income / loss for the year ended December 31, 2021.

During August and October 2021, the Company purchased additional shares in the amount of USD 280 thousand, which increased the Company’s interest in Automax to 5.63%.

On March 6, 2022, the Company purchased 220 thousand tradeable Automax bonds at a price of NIS 1 thousand per bond at a total amount of USD 70 thousand (NIS 220 thousand). During April and May 2022, the company sold 190 thousand tradeable Automax bonds. The Automax bonds were accounted for as assets through profit or loss measured at fair value.

During July 2022, the Company purchased 2,000,000 additional shares of Automax in the amount of USD 213 thousand.

As of December 31, 2022, the Company owned 6.46% of Automax.

For additional information see note 5.

The activity in the investment account of Automax for the period ended on March 9 ,2021 was as follows:

March 9, 2021
USD in thousands
Investment as of January 1, 2021 Equity method	546
Held for sale asset	547
Total as of January 1, 2021	1,093
Sale of held for sale asset	(102)
Share of net profit of associate accounted for using the equity method	275
Total amount as of March 9, 2021	1,266
Eliminate investment held for sale and equity as a result of transition to fair value	(1,266)
Fair value of the investment at the day of the transition	1,553

H.	Polyrizon

Polyrizon Ltd. (“Polyrizon”) is a private company engaged in developing biological gels designed to protect patients against biological threats and reduce the intrusion of allergens and viruses through the upper airways and eye cavities.

As of December 31, 2022, the Company holds 37.03% of Polyrizon shares and the investment is accounted for using the equity method.

On January 27, 2022, Polyrizon entered into a Simple Agreement for Future Equity (“SAFE”) with several investors for aggregated proceeds of USD 250 thousand. The Company invested USD 110 thousand.

On May 8, 2022, Polyrizon entered into an additional SAFE with several investors for aggregated proceeds of USD 550 thousand. The Company invested USD 203 thousand.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

H.	Polyrizon (continued)

Upon completion of IPO, the SAFE will be automatically converted into a number of Ordinary Shares equal to the purchase amount divided by the per unit price in this offering discounted by 20%. If an IPO will not occur by July 31, 2023, the SAFE will be automatically converted into such number of the most senior class of Equity Shares of Polyrizon then outstanding, equal to, the purchase amount, divided by the lowest price per share actually paid to Polyrizon for such most senior class of Equity Shares of the Company then outstanding, discounted by 20%.

The SAFE investments were accounted for as assets through profit or loss measured at fair value. The main assumptions used in estimating the fair value were: risk-free interest rate as of December 31, 2022, 4.76%, probabilities of five difference scenarios (equity financing, liquidity event, IPO, drop date and failure).

As of December 31, 2022, the fair value of the SAFE is USD 302 thousand. See note 5.

On May 30, 2022, Polyrizon entered into a collaboration agreement with SciSparc. As part of the collaboration, Polyrizon will work with SciSparc to develop a unique technology for the treatment of pain, based on SciSparc’s SCI-160 platform and Polyrizon’s T&T platform technology.

Under the collaboration agreement, SciSparc will pay development fees to Polyrizon of up to USD 2.5 million upon the completion of certain milestones, as well as royalties upon sales of products. Until December 31, 2022, no funds have been transferred between the companies and the terms of the agreement have not been fulfilled.

The activity in the investment account of Polyrizon during the years ended December 31, 2022, and 2021, was as follows:

For the year ended December 31, 2022
USD in thousands
Balance as of January 01, 2022	447
Group share in losses	(233)
Balance as of December 31, 2022	214

For the year ended December 31, 2021
USD in thousands
Balance as of January 01, 2021	103
Group share in losses	(50)
Excess cost amortization	(24)
Additional purchase on March 9, 2021	297
Additional purchase on August 25, 2021	121
Balance as of December 31, 2021	447

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

I.	Charging Robotics Ltd:

On January 7, 2021, the Company entered an agreement to purchase a provisional patent filed with the United States Patent and Trademark Office and know-how relating to wireless vehicle battery charging technology in consideration for USD 75 thousand. Furthermore, the Company entered a collaboration agreement with the seller, whereby the Company committed to invest USD 150 thousand in a newly incorporated wholly owned subsidiary of the Company, Charging Robotics Ltd. (hereinafter – “Charging Robotics”), incorporated on February 1, 2021, which will focus on the Company’s new electric vehicle and wireless charging activities. Pursuant to the collaboration agreement, the seller is entitled to a monthly consultant fee as well as options to purchase 15 shares, which represents 15% of Charging Robotics’ fully diluted share capital as of its incorporation date, at an exercise price of USD 150 thousand. The option was fully vested on July 30, 2021. The fair value of the options granted was estimated on the grant date, using the Black-Scholes Model, according to the following parameters: (a) risk-free interest rate – 0.85%; (b) expected dividend – 0%; (c) expected volatility – 85%; (d) forecasted life –4.44 years. For the year ended December 31, 2022, and 2021 approximately USD 0 thousand and USD 91 thousand were recognized and recorded as expenses.

During 2021 the Company invested in Charging Robotics an additional amount of USD 741 thousand.

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

Under the terms of the Venture Agreement, the Company invested an initial amount of USD 250 thousand in consideration of 19,990 ordinary shares of Revoltz Ltd. (“Revoltz”), representing 19.99% of Revoltz’s issued and outstanding share capital on a fully diluted basis. The Venture Agreement requires the Company to invest an additional USD 400 thousand in a second tranche, subject to Revoltz achieving certain post-closing milestones, for 37.5% of Revoltz’s issued and outstanding share capital. As of December 31, 2022, the milestones were not achieved, therefore no additional investments occurred. The investment in Revoltz was accounted for using the equity method. The additional investment requirement was accounted for as a derivative liability measured at fair value through profit or loss. As of December 31, 2022, the fair value of the derivative liability was concluded to be immaterial.

On March 11, 2022, the Company and Charging Robotics signed a non-binding letter of intent for a planned securities exchange agreement with Fuel Doctor (see note 4L). The securities exchange agreement, if signed, will be subject to customary closing conditions. The transaction will result in Charging Robotics becoming a wholly owned subsidiary of Fuel Doctor, and in exchange, the Company will receive 80% of the issued and outstanding share capital of Fuel Doctor. Upon closing, the Company will appoint nominees as officers and directors of Fuel Doctor. As of the closing, Fuel Doctor shall have net cash in an amount of no less than USD 1 million, excluding Fuel Doctor’s expenses in connection with the contemplated transaction. On March 28, 2023, a security exchange agreement between the company and Fuel Doctor Holdings Inc. was signed.

On July 28, 2022, Charging Robotics entered into a convertible loan agreement with Revoltz pursuant to which Charging Robotics was required to invest an amount of USD 60 thousand in Revoltz (the “Loan Principal Amount”). In addition, Charging Robotics provided Revoltz an additional loan of up to USD 340 thousand (the “Additional Amount”, and together with the Loan Principal, the “Total Loan Amount”). The Total Loan Amount shall carry interest at the minimum rate prescribed by Israeli law.

The Total Loan Amount shall be converted into shares of Revoltz, upon the occurrence of any of the following events (each a “Trigger Event”):

a. The consummation of funding by Revoltz of an aggregate amount of USD 1 million at a pre-money Revoltz valuation of at least USD 7 million (in the form of SAFE, equity or otherwise).

b. Revoltz has generated an aggregate of USD 1 million or more revenues.

In the event that a Trigger Event shall not have occurred on or prior to the 24-month anniversary of the date on which the Loan Principal Amount was extended to Revoltz, the Loan shall be due and repayable by Revoltz to Charging Robotics.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

J.	Elbit Imaging Ltd.:

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

On June 30, 2021, the Company submitted a request to convene a special meeting to replace some of the directors in Elbit Imaging Ltd. The meeting took place on August 4, 2021, and the Company appointed 3 directors out of the 8 directors in Elbit Imaging Ltd. Therefore, since that date, the Company concluded to have a significant influence in Elbit Imaging Ltd. and the investment was accounted for as an equity investment.

During July 2021, the Company invested additional amount of USD 134 thousand and the holdings increased to 5.72%.

In April and June 2022, Elbit Imaging paid dividends to shareholders. The Company received a total amount of USD 172 thousand.

In the general shareholders meeting held on October 18, 2022, two of the directors who were previously appointed by the Company ceased their roles as directors of Elbit Imaging Ltd. As a result, and as of that date, the Company’s investment was treated as an investment at fair value through profit or loss. See also note 5.

The activity in the investment account of Elbit Imaging Ltd. for the period ended October 18, 2022, was as follows:

Period ended October 18, 2022
USD in thousands
Balance as of January 01, 2022	975
Dividend	(171)
Group share in losses	(36)
USD/NIS translation adjustments	(108)
Balance as of October 18, 2022	660
Gain as a result of transition to fair value	170
Fair value of the investment at the day of the transition	830

The activity in the investment account of Elbit Imaging Ltd. during the year ended December 31, 2021, was as follows:

Year ended December 31, 2021
USD in thousands
Purchase of shares during June and July 2021	1,200
Revaluation – profit and loss till August 4, 2021	(72)
Reclassification to equity investment	1,128
Group share in losses	(83)
Impairment	(104)
USD/NIS translation adjustments	34
Balance as of December 31, 2021	975

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

K.	SciSparc Ltd.

SciSparc Ltd. (“SciSparc”) is an Israeli company. SciSparc listed its American Depository Shares on the OTCQB until December 7, 2021, after which SciSparc uplisted to Nasdaq.

Buffalo Investments Ltd. (“Buffalo”), an Israeli private company, owned 150,000 options to purchase 150,000 shares of SciSparc at an exercise price of USD 5.02 per share. On December 7, 2021, the Company entered into an option purchase agreement with Buffalo (the “Buffalo Agreement”) for the purchase of the 150,000 options in consideration for USD 0.72 per option. The Company paid USD 72 thousand in this transaction. Additionally, the Company was obligated to immediately exercise all such options into shares and the Company paid to SciSparc an additional USD 753 thousand in this transaction. According to the Buffalo Agreement, Buffalo undertook to purchase 85% of the shares back from the Company within 3 months following the Buffalo Agreement (the “Purchase Period”) in consideration for USD 6.05 per share. On April 27, 2022, the Buffalo Agreement was amended such that the Company extended the Purchase Period until June 7, 2021. On June 30, 2022, the Buffalo Agreement was amended such that the Company extended the Purchase Period until December 31, 2022, and Buffalo undertook to purchase 90% of the shares back from the Company.

On December 26, 2021, the Company’s Board of Directors approved to sell all the interests in SciSparc Ltd. in the next twelve months. The investment is SciSparc was therefore classified as a short-term investment as of December 31, 2021. See also note 5.

During March 2022 the company purchased additional 7,971 shares of Scisparc and during December 2022, the company sold 49,157 shares of Scisparc. As of December 31, 2022, the Company holds 108,814 shares of SciSparc which represents 1.6% of SciSparc’s issued and outstanding share capital.

As of December 31, 2022, the Company treated the investment as a short-term forward contract such that the difference between the quoted price and the sale price will be recognized as a provision and the difference between the total cost paid by the Company (USD 5.5 per share) and the price in the forward transaction (USD 6.05 per share) will be recognized as financing income. See note 5.

On January 25, 2023, the Company sold all its holdings in SciSparc.

On March 16, 2023, the Company and Buffalo signed an amendment to the Buffalo Agreement. See note 21(7).

The following table provides the activity in the investment of SciSparc during the year ended December 31, 2022:

Year ended December 31, 2022
USD in thousands
Investment as of December 31, 2021	911
Additional purchases	33
Sales	(46)
Revenues – Capital losses	(224)
Revaluation – Capital loss	(614)
Revaluation – Finance income	599
Revaluation – Forward contract	576
Provision- Forward contract	(576)
Investment as of December 31, 2022	659

The following table provides the activity in the investment of SciSparc Ltd during the year ended December 31, 2021:

December 7, 2021 – December 31, 2021
USD in thousands
Cash investment	825
Revaluation – capital gain	16
Revaluation – Finance income	70
Revaluation – Forward contract	23
Provision- Forward contract	(23)
Investment as of December 31, 2021	911

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

L.	Fuel Doctor Holdings Inc.

On December 21, 2021, the Company purchased 90,000,000 shares of Fuel Doctor Holdings Inc. (“Fuel Doctor”), which represent 35.06% of the issued and outstanding shares of Fuel Doctor for a total consideration of USD 262.5 thousand (the “Fuel Doctor Investment”). The Company gained a significant influence over Fuel Doctor and aforementioned investment was accounted for using the equity method.

As of the purchase date Fuel Doctor had total liabilities of USD 5 thousand and had no assets and a negative equity. According to IFRS-3R, the investment was not considered a business acquisition and the transaction was recognized during 2021 as an expense in the consolidated statements of income/loss and other comprehensive income/loss under the item of amortization of the excess cost of an associate.

M.	Parazero Technologies Ltd.

Parazero was incorporated in Israel on June 30, 2013. Parazero specializes in the design, development, manufacturing, distribution, and sales of safety systems for commercial drones. Parazero’s technology enables real-time identification of critical failures of drones, and upon detection of an emergency, a parachute is autonomously deployed in fractions of a second, thus ensuring safe landings at all times. Parazero sells its products internationally with a focus on the U.S. market.

On January 28, 2022, the Company and additional investors (the “Acquirers”), entered into a share purchase agreement with Delta drone International Ltd. (“Delta”), an Australian corporation (the “Seller”) to purchase 100% of Parazero’s share capital for a total consideration of AUD 6 million (USD 4,335 million) in cash (the “Consideration Amount”).

The Company purchased 674,362 of Parazero shares as part of this agreement for total consideration of AUD 2,235 thousand (USD 1,613 thousand), which represent 40.35% holdings of the issued and outstanding shares of Parazero. The investment was accounted for as an equity investment. During April 2022, the Consideration Amount was adjusted. As a result of this adjustment, the company received USD 18 thousand. The Company invested the USD 18 thousand as additional SAFE investments.

On January 28, 2022, prior to the closing of the acquisition, all outstanding liabilities between Parazero and Delta were converted into equity.

On February 2, 2022 (the “Issue Date”), Parazero issued to Delta a warrant to purchase shares. The exercise price of such warrant is (A) if a Trigger Event (defined below) occurs, the price per share in the IPO, or, (B) if a Trigger Event has not occurred, USD 5.9834 per each share, reflecting a pre-money valuation of USD 10,000,000 on a fully diluted as-converted basis as of the Issue Date. Further, (A) if an initial public offering of Parazero occurs before the fifth anniversary of the Issue Date, then the warrant shall expire after the lapse of 90 days from the earlier of (“Trigger Event”): (i) the fifth anniversary of the Issue Date; or (ii) the price per each share has increased by at least 50% compared to the listing price per share as part of the IPO (to be determined based upon one-calendar-month Volume Weighted Average Price. (B) if an initial public offering of the Company occurs before the lapse of the fifth anniversary of the Issue Date, then the warrant shall expire after the lapse of 12 months from the fifth anniversary of the Issue Date. This Warrant shall be exercisable for 51,689 Shares of Parazero, in the event of a Trigger Event, or for 50,139 Shares of Parazero in the event there is no Trigger Event. The fair value of the warrants as of February 2, 2022, was estimated at USD 25 thousand. The fair value was calculated using the Black & Scholes option price model. This amount was deducted from the equity as of February 2 ,2022.

The closing date of the transaction occurred on February 2, 2022.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

M.	Parazero Technologies Ltd. (continued)

As of December 31, 2022, the Company holds 40.35% of the issued and outstanding shares of Parazero.

In February, March and May 2022, Parazero entered into a Simple Agreements for Future Equity, or SAFE. Parazero had received USD 1.5 thousand under the SAFE. The Company invested USD 521 thousand through this SAFE.

Parazero is in process of Initial Public Offering (“IPO”). Upon completion of IPO, the SAFE will be automatically converted into a number of Ordinary Shares equal to the purchase amount divided by the per unit price in this offering discounted by 25%. The right to receive shares upon conversion of the SAFE shall also include the right to receive warrants similar to those granted to the investors in the IPO. However, warrants issued upon the conversion of the SAFE will not be tradable warrants nor carry any registration rights.

The SAFE investments were accounted for as assets through profit or loss measured at fair value.

As of December 31, 2022, there were no material differences between the cost and the fair value of the SAFE.

On October 30, 2022, the Company signed a credit facility agreement with Parazero with an aggregate amount of up to USD 625 thousand. The credit facility shall not bear interest and shall be repaid on the earlier of: (i) first anniversary date (ii) the closing of an IPO (iii) default event. As of December 31, 2022, Parazero withdrew USD 500 thousand.

The loan was accounted for as an asset through profit or loss measured at fair value. As of December 31, 2022, the fair value of the loan is USD 391 thousand.

Purchase price allocation summary following a purchase of shares on February 2, 2022:

February 2, 2022
USD in thousands

Purchase price	1,595
Adjusted equity	(252)
Excess to allocate	1,847
Excess purchase price to allocate to technology	745
Goodwill	1,102
Total	1,847

The activity in the investment account:

February 2, 2022- December 31, 2022
USD in thousands
Balance as of February 02, 2022	1,595
Group share in losses	(553)
Excess cost amortization	(66)
Balance as of December 31, 2022	976

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

M.	Parazero Technologies Ltd. (continued)

Reconciliation to carrying amounts:

December 31, 2022
USD in thousands

Equity attributable to shareholders’ as of December 31, 2022	(1,657)
Adjustments to equity	(333)
Equity as adjusted as of December 31, 2022	(1,990)
Groups share in %	40.35
Group share	(803)
Balance of excess cost:
Technology	677
Goodwill	1,102
Balance as of December 31, 2022	976

N.	Laminera Flow Optimization Ltd.

Laminera (formerly “ABI Energy Ltd.”), an Israeli company, is a development stage company that aims to disrupt fluid transportation. Laminera is exploring ways to improve and optimize the global infrastructure of water, oil and gas pipeline transportation by reducing energy costs, maintenance costs, and enhancing capacity without having to replace infrastructure. Laminera was incorporated on June 27, 2017, and started its operation on January 1, 2018. On November 1, 2018, Laminera entered into an agreement with Mekorot Water Company Ltd. (“Mekorot”), the national water company of Israel, to conduct a beta testing and to evaluate Laminera’s beta product to examine the qualification, performance, and other features of the beta product for commercial production. In conjunction with the Mekorot agreement, the Company granted Mekorot warrants to purchase 3,401 Ordinary Shares of Laminera, all of which are fully vested upon grant.

On December 22, 2021, the Company purchased 6,355 shares of Laminera, which represent 11.18% of the issued and outstanding shares, for consideration of USD 126 thousand. The investment was treated in the Company’s consolidated financial statements at fair value through profit or loss.

On March 31, 2022, the Company and a group of investors (each an “Investor”) entered into share purchase agreement with Laminera (“Laminera Agreement”). Laminera raised in a private placement USD 1,105 thousand in cash and USD 400 thousand in share consideration. The Company participated in this finance round and invested USD 300 thousand in cash and issued 324,675 shares of the Company, which fair value at the time of the closing was USD 400 thousand. The closing occurred on March 31, 2022 (“Closing”).

According to the Laminera Agreement, the Company purchased 7,028 shares of Laminera’s ordinary shares. Following the purchase, the Company’s share in Laminera increased to 19.7% of Laminera’s issued and outstanding shares. As of the closing, the Company’s holdings were accounted in the Company’s consolidated financial statements under the equity method. The Company recorded a gain of USD 507 thousand in the consolidated statement of income / loss and other comprehensive income / loss as a result of the revaluation of the investment in Laminera from its initial purchase date through the date of transition to equity method.

In addition, pursuant to the terms of the Laminera Agreement, in the event that Laminera issues new securities on one or more occasions, during the period of 24 months from the closing, without consideration or for a consideration per share of less than the price per share in this agreement (subject to any share split, combination or similar changes), or the “Reduced price per share”, then on each such issuance of new securities Laminera shall issue to each Investor additional ordinary shares, at no cost to the Investor, in such number equal to the difference between (i) the number of Investor shares which would be held by the Investor if it had made the investment under the Reduced price per share; and (ii) the number of Investor’s shares issued to such Investor for its investment under this Agreement (based on the price per share in this Laminera Agreement), or the March 2022 Anti-Dilution Protection. The March 2022 Anti-Dilution Protection expires immediately prior to the earlier of (a) the closing of an initial public offering, and (b) the lapse of 24 months following the date of the Closing. The March 2022 Anti-Dilution Protection is measured at fair value through profit or loss using the Black-Scholes model. As of December 31, 2022, the fair value of the Anti-Dilution Protection was estimated to be inconsequential.

On August 10, 2022, the Company signed a bridge loan agreement with Laminera in the amount of USD 100 thousand. The loan will bear annual interest of 8% and will be repaid up to September 1, 2024. The loan repayment will be accelerated earlier in the event of closing an equity financing round or right offering, an IPO or a default event as described in the bridge loan agreement. As of December 31, 2022, there were no material differences between the cost and the fair value of the bridge loan.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

N.	Laminera Flow Optimization Ltd. (continued)

Purchase price allocation summary following a purchase of shares on March 31, 2022:

March 31, 2022
USD in thousands

Cash consideration	300
Share consideration	400
Fair value of former holdings	633
Total purchase price	1,333
Adjusted Company’s equity	(164)
Excess to allocate	1,169
Excess purchase price to allocate to IPR&D	273
Goodwill	896
Total	1,169

The activity in the investment account:

March 31, 2022- December 31, 2022
USD in thousands
Balance as of March 31, 2022	1,333
Group share in losses	(136)
Excess cost amortization	(21)
Balance as of December 31, 2022	1,176

Reconciliation to carrying amounts:

December 31, 2022
USD in thousands

Equity attributable to shareholders’ as of December 31, 2022	481
Adjustments to equity	(339)
Equity as adjusted as of December 31,2022	142
Groups share in %	19.70%
Group share	28
Balance of excess cost:
IPR&D	252
Goodwill	896
Balance as of December 31, 2022	1,176

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

O.	ClearMind Medicine Inc.

ClearMind Medicine Inc. (“ClearMind”) was incorporated in the province of British Columbia on July 18, 2017. ClearMind ’s previous business was carrying out mining exploration operations and was involved in the exploration of the Lorn mineral property located in the Clinton and Lillooet Mining Divisions of British Columbia. As of May, 2021, ClearMind is in the business of researching and developing and marketing of proprietary formulations of psychedelic designer therapeutics with an initial focus of developing products.

On February 3, 2022, the Company entered into a subscription agreement with ClearMind, for a private placement in which ClearMind raised approximately CAD 1.6 million (USD 1.25 million) (“Subscription Agreement”). Pursuant to the Subscription Agreement ClearMind issued to the Company 1,987,344 units, at a subscription price of CAD 0.80 (USD 0.63) per unit. Each unit is comprised of one Common Share and one warrant to purchase one Common Share of ClearMind. Each warrant will be exercisable for a period of 18 months into one additional Common Share at an exercise price of CAD 2.00 per share. CAD 960 thousand (USD 750 thousand) of the investment amount was paid by the Company in cash and CAD 640 thousand (USD 500 thousand) of the investment amount was paid through the issuance of the Company’s ordinary shares, at a price per share of USD 1.20. The Company issued to ClearMind 416,666 shares. The Company’s holdings in ClearMind’s issued and outstanding shares were 5.02%.

The transaction closed on April 25, 2022, (“Closing”).

In addition, and pursuant to the Subscription Agreement, if at any time after the Closing, but prior to the earlier of: 18 months after the Closing; and The first business day following the closing of initial public offering on a recognized exchange in the USA, except OTC quotation in the USA; ClearMind shall issue or propose to issue any additional shares, warrants, options to the Company, excluding any of the following:

(a)Option granted to employees of ClearMind ; (b) Common shares upon conversion or exercise of any convertible instruments issued and outstanding, prior to the Closing or other rights or instruments of any kind convertible into or exercisable or exchangeable for common shares (the “Additional Securities”), The Company shall receive for no consideration the Additional Securities necessary to maintain a fully diluted ownership percentage in ClearMind only in respect of the units acquired by way of the Cash Investment. Provided however that in the case of unexercised warrants the purchaser shall receive the Additional Securities in the form of warrants.

On November 14, 2022, ClearMind completed an underwritten public offering of 1,153,847 shares at a price to the public of USD 6.50 per share, for aggregated gross proceeds of USD 7.5 million, prior to deducting underwriting discounts and offering expenses.

In connection with the offering, ClearMind’s common shares were approved for listing on the Nasdaq and began trading on the Nasdaq under the symbol “CMND” on November 15, 2022. Following the public offering, and as agreed on the Subscription Agreement, the Company is entitled to receive 44,829 shares and 2,241 warrants. As of the date of this report, the shares and warrants have not yet been issued.

As of December 31, 2022, the Company holds 5.77% of the issued and outstanding shares of ClearMind. The investment was treated at fair value through profit or loss (see note 5).

P.	Safee Cyber Technologies Ltd.

On October 13, 2021, the Company entered into a share purchase agreement with Safee Cyber Technologies Ltd., or Safee, a technology company focused on non-fungible tokens (NFTs), pursuant to which the Company invested USD 400 thousand in exchange to approximately 2.35% of Safee’s shares capital on a fully diluted basis. The investment was treated at fair value through profit or loss. See also note 5.

For additional information about the loan agreement between the Company and Safee, see note 4D above.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

Q.	GERD IP Inc.

GERD IP Inc. (“GERD IP”) was incorporated under the laws of the State of Delaware on January 13, 2020. GERD IP is in the business of holding and licensing patents that serves as the foundation of a device used to perform a minimally invasive, trans-oral fundoplication surgical procedure for the treatment of patients suffering from gastroesophageal reflux disease.

On May 11, 2021, GERD IP signed a Confidential Settlement Agreement to resolve a lawsuit, concerning alleged infringement of its intellectual property, filed by GERD IP in July 2020 with the United States District Court for the District of Delaware against a US medical device company.

The claim for alleged intellectual property infringement referred to two patents issued by the United States Patent and Trademark Office, owned by GERD IP.

During 2021 GERD IP received USD 1 million compensation related to this settlement agreement, and after reduction of legal cost the net amount received summed up to USD 494 thousand.

During 2022 GERD IP received USD 300 thousand compensation related to this settlement agreement, and after reduction of legal cost the net amount received summed up to USD 137 thousand.

NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT:

Financial risk management:

1)	Financial risk factors

The Group is exposed to a variety of financial risks such as: market risks, credit risks and liquidity risks. The Group’s overall risk management plan focuses on the unpredictability of financial markets and seeks to minimize the potential adverse effects on the Group’s financial performance.

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

As of December 31, 2022, and 2021, if the Group’s functional (USD) had weakened/strengthened by 10% against the NIS, with all other variables held constant, the loss for the year would decrease/increase by USD 600 thousand and USD 379 thousand, accordingly.

b)	Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the end of the reporting year.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued)

Financial risk management: (continued)

1)	Financial risk factors (continued)

b)	Credit risk (continued)

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

Cash flow forecasting is performed by the Group’s finance department of each of the companies in the Group. The finance department monitors rolling forecasts of the Group’s liquidity requirements to ensure that it has sufficient cash to meet operational needs, while maintaining sufficient headroom on its undrawn committed borrowing facilities, so that the Group does not breach any of its credit facilities.

Liquidity risk arises from financial liabilities due to payable balances as of December 31, 2022, and 2021 sum up to USD 35,904 thousand and USD 7,238 thousand, accordingly.

2)	Estimates of fair value

Below is an analysis of the financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 3).

Financial assets

The Company has several financial assets measured at fair value through profit or loss, which meet the level 1 and level 3 criteria as of December 31, 2022, and 2021 as follow:

During 2021 the Company sold shares of Automax and since March 2021 the investment is measured at fair value through profit or loss and meets level 1 criteria.

During 2022 the Company invested another amount of USD 213 thousand in Automax to purchase 2,000,000 shares and, following these purchases, holds 15,446,111 shares and holds 6.46% of Automax’s issued and outstanding share capital (see note 4G).

During 2021 the Company invested in Safee and holds 2.35% of Safee’s issued and outstanding share capital. The investment meets level 3 criteria.

During 2021 the Company invested in Tondo and holds 0.67% of Tondo’s issued and outstanding share capital. The investment meets level 1 criteria.

During 2020 The Company invested in Safo an amount of USD 100 thousand in respect of 91,743 warrants and shares (represent holding of 0.47% Safo’s issued and outstanding share capital). The investment in share meets level 1 criteria. The investment in warrants meets level 3 criteria.

During 2021 the Company invested in SciSparc and holds 3.09% of SciSparc’s issued and outstanding share capital. The investment meets level 1 criteria (see note 4K).

During 2021 the Company invested in Maris-Tech an amount of USD 240 thousand to purchase 78,370 shares and warrants and held 2.09% of Maris-Tech’s issued and outstanding share capital as of December 31, 2021. The investment and warrants were measured according to fair value through profit or loss and meet level 3 criteria. On February 2, 2022, Maris completed an IPO. The Company participated in this IPO and invested an additional amount of USD 100 thousand in Maris-Tech to purchase additional 23,810 shares and warrants. Following this IPO and as of December 31, 2022, the Company holds 1.28% of Maris’s issued and outstanding share capital and the investment was transferred from level 3 criteria to level 1 criteria.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued)

Financial risk management: (continued)

2)	Estimates of fair value (continued)

Financial assets (continued)

During 2022 the Company invested in Bubbles an amount of USD 306 thousand to purchase 1,236,000 shares and holds 1.49% of Bubbles’ issued and outstanding share capital as of December 31, 2022. The investment was measured according to fair value through profit or loss and meets level 1 criteria.

In April 2022 the Company invested in ClearMind an amount of USD 1,250 thousand to purchase 66,245 shares and warrants. In November 2022, the Company invested an additional amount of USD 500 thousand to purchase additional 76,800 shares and holds 5.77% of ClearMind’s issued and outstanding share capital as of December 31, 2022. The investment was measured according to fair value through profit or loss and meets level 1 criteria.

During 2022 the Company invested in Colugo an amount of USD 400 thousand to purchase 24,920 shares and holds 0.97% of Colugo’s issued and outstanding share capital as of December 31, 2022. The investment was measured according to fair value through profit or loss and meets level 3 criteria.

During 2022 the Company invested in Automax bonds an amount of USD 68 thousand to purchase 220,000 bonds. During April and May 2022, the Company sold 190,000 bonds. The Automax bonds were accounted for as asset through profit or loss measured at fair value and meets level 1 criteria.

Polyrizon Options- the Original Option (as defined in note 4H) was measured at fair value through profit or loss and was calculated using the Black & Scholes option pricing model. The Original Option and the Alternative Option (as defined in note 4H) was calculated based on management’s expectations for the IPO scenario.

IPO scenario: share price: USD 1 of expected IPO share price, expected volatility of 81.99%, risk-free interest of 4.22%, expected term of 3.55 years following the grant date.

The following table presents the level 1 and level 3 fair value financial assets as of December 31, 2022, and 2021

	December 31, 2022			December 31, 2021
	Level 1	Level 3	Total	Level 1	Level 3	Total
	USD in thousands
Gix Internet anti-dilution protection (note 4F)	-	-	-	-	469	469
Laminera shares (note 4N)	-	-	-	-	126	126
Safo shares	10	-	10	53	-	53
Safo warrants	-	-	-	-	34	34
Maris shares	84	-	84	-	246	246
Maris warrants	-	13	13	-	57	57
Tondo shares	97	-	97	429	-	429
Safee shares (note 4P)	-	400	400	-	400	400
SciSparc shares (note 4K)	659	-	659	911	-	911
Polyrizon warrants (note 4H)	-	399	399	-	516	516
Polyrizon - SAFE (note 4H)	-	302	302	-	-	-
Elbit Imaging shares (note 4J)	613	-	613	-	-	-
ClearMind warrants (note 4O)	-	4	4	-	-	-
ClearMind shares (note 4O)	594	-	594	-	-	-
ClearMind anti-dilution protection (note 4O)	-	-	-	-	-	-
Colugo shares	-	400	400	-	-	-
Parazero - SAFE (note 4M)	-	520	520	-	-	-
Bubbles shares	151	-	151	-	-	-
Automax bonds (note 4G)	9	-	9	-	-	-
Automax shares (note 4G)	1,114	-	1,114	1,676	-	1,676
Total	3,331	2,038	5,369	3,069	1,848	4,917

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued)

Financial risk management: (continued)

2)	Estimates of fair value (continued)

Financial assets (continued)

The following table presents the Level 1 financial assets roll-forward during 2022:

								ClearMind
	Safo	A.I Systems	Tondo	Bubbles	SciSparc	Maris	Automax bonds	Investment	Elbit	Automax shares	Total
		USD in thousands
Balance as of January 1, 2022	53	-	429	-	911	-	-		-	1,676	3,069
Purchase of securities	-	75	-	306	32	75	69	1,512	-	214	2,283
Net changes at fair value recognized through profit or loss	(43)	-	(26)	(148)	(15)	(238)	-	(1,207)	(217)	(578)	(2,472)
Sale of securities	-	(103)	(344)		(46)	-	(60)	-	-	-	(553)
Realized gain (loss)	-	28	67	-	(223)	-	1	-	-	-	(127)
Exchange differences	-	-	(29)	(7)	-	-	(1)	(2)	-	(198)	(237)
transfer from level 3 to level 1	-	-	-	-	-	247	-	291	-	-	538
Transfer from equity method to level 1	-	-	-	-	-	-	-	-	830	-	830
Balance as of December 31, 2022	10	-	97	151	659	84	9	594	613	1,114	3,331

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued)

Financial risk management: (continued)

2)	Estimates of fair value (continued)

Financial assets (continued)

The following table presents the Level 3 financial assets roll-forward during 2022:

	Maris	Polyrizon warrants	Laminera	Gix Internet Anti-dilution	SAFO Warrants	ClearMind warrants	ClearMind anti-dilution	Safee	Parazero -SAFE	Polyrizon -SAFE	Colugo	Total
	USD in thousands
Balance as of January 1, 2022	303	516	126	469	34	-	-	400	-	-	-	1,848
Initial recognition of financial asset	25	-	-	-	-	197	40	-	520	314	400	1,496
Exchange differences		-	-	(42)	-	(1)	(20)	-	-	-	-	(63)
Net change at fair value recognized through profit or loss	(68)	(117)	507	(427)	(34)	(200)	279	-	-	(12)		(72)
transfer to equity investment treatment	-	-	(633)	-	-	-	-	-	-	-		(633)
transfer from level 3 to level 1	(247)	-	-	-	-	8	(299)	-	-	-		(538)
Balance as of December 31, 2022	13	399	-	-	-	4	-	400	520	302	400	2,038

The following table presents the Level 1 financial assets roll-forward during 2021:

	Investment in SAFO	Tondo	SciSparc ltd	Automax	Total
	USD in thousands

Balance as of January 1, 2021	113	-	-	-	113

Initial recognition at fair value upon dilution of equity investment	-	-	-	1,553	1,553
Purchase of securities	-	472	825	279	1,576
Sale of securities	-	(42)		-	(42)
Net change in fair value of financial assets at fair value recognized through profit or loss	(60)	(1)	86	(156)	(131)
Balance as of December 31, 2021	53	429	911	1,676	3,069

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued)

Financial risk management: (continued)

2)	Estimates of fair value (continued)

Financial assets (continued)

The following table presents the Level 3 financial assets roll-forward during 2021:

	Gix Media’s shares	Gix Warrants	ScoutCam warrants	Maris investment and warrants	Conversion Right	Polyrizon warrants	Laminera	Gix Internet Anti-dilution	SAFO Warrants	Safee	Total
	USD in thousands
Balance as of January 1, 2021	2,438	14	-	-	1,393	-	-	473	98	-	4,416
Initial recognition at fair value of ScoutCam warrants upon deconsolidation (note 4C)	-	-	97	-	-	-	-	-	-	-	97
Exercise of warrants (note 4C)	-	-	(51)	-	-	-	-	-	-	-	(51)
Purchase of securities	-	-	-	-	-	-	-	-	-	400	400
Initial recognition of financial asset	-	-	-	240	-	-	126	-	-	-	366
Net changes at fair value recognized through profit or loss	373	(14)	(46)	63	213	516	-	(4)	(64)	-	1,037
Exercise of Conversion Right (note 4F)	(2,811)	-	-	-	(1,606)	-	-	-	-	-	(4,417)
Balance as of December 31, 2021	-	-	-	303	-	516	126	469	34	400	1,848

Financial liabilities

Level 1 financial instruments:

As of December 31, 2022, and 2021, the Group has a financial liability measured at level 1 – Warrants C (see note 14b).

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

Level 3 financial instruments:

As of December 31, 2022, and 2021, the Group has financial liabilities measured at level 3 – commitment to issue warrants to lenders of Jeffs’ Brands upon IPO and derivative liabilities of Jeffs’ Brands (see note 4E).

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued)

Financial risk management: (continued)

2)	Estimates of fair value (continued)

Financial liabilities (continued)

The following table presents the financial liabilities that were measured at fair value through profit or loss:

	December 31,			December 31,
	2022			2021
	Level 1	Level 3	Total	Level 1	Level 3	Total
	USD in thousands			USD in thousands
Fair value of warrants	396	4,159	4,555	555	137	692

The following table presents the Level 3 financial liabilities roll-forward during 2022:

Warrants
USD in thousands
Opening balance as of January 1, 2022	137
Issuance of warrants in connection with the IPO of Jeffs’ Brands (note 4E)	7,640
Changes in fair value of warrants in connection with the IPO of Jeffs; Brands	(3,490)
Changes in fair value of warrants issued to lenders of Jeffs’ Brands upon IPO	(128)
Closing balance as of December 31, 2022	4,159

The following table presents the Level 3 financial liabilities roll-forward during 2021:

Warrants
USD in thousands
Opening balance as of January 1, 2021	36
Changes in fair value of warrants issued to investors	(36)
Fair value of warrants to be issued to lenders of Jeffs’ Brands upon IPO	62
Changes in fair value of warrants to be issued to lenders of Jeffs’ Brands upon IPO	75
Closing balance as of December 31, 2021	137

The following table presents the Level 1 financial liabilities roll-forward during 2022:

Warrants
USD in thousands
Opening balance as of January 1, 2022	555
Changes in fair value of warrants	(159)
Closing balance as of December 31, 2022	396

The following table presents the Level 1 financial liabilities roll-forward during 2021:

Warrants
USD in thousands
Opening balance as of January 1, 2021	1,039
Changes in fair value of warrants	(484)
Closing balance as of December 31, 2021	555

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued)

Financial risk management: (continued)

Valuation processes of the Group:

Set forth below are details regarding the valuation processes of the Group as of December 31,2022:

1)

Warrants issued on November 1, 2017: as part of a public offering - the Company used the Black-Scholes model, using the following principal assumptions: expected volatility of 67.06%, risk-free interest of 4.76%, expected term of 5.5 years following the grant date. The liability amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration. For details, see note 14b.

Warrants issued on July 18, 2018: as part of a direct offering - the Company used the Black-Scholes model, using the following principal assumptions: expected volatility of 67.06%, risk-free interest of 4.76%, expected term of 5 years following the grant date. The liability amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration. For details, see note 14b.

Series C warrants - financial instruments measured at fair value through profit or loss. For details, see note 14b.

2)

Jeffs’ Brands warrants - On August 30, 2022, Jeffs’ Brands completed its initial public offering (“IPO”), In connection with the IPO, Jeffs’ Brands sold 3,717,473 units at a public offering price of USD 4.16 per unit, with each unit consisting of one ordinary share, no par value per share (“Ordinary Share”), and one warrant (“IPO Warrant”), to purchase one Ordinary Share, at an exercise price of USD 4.04 per Ordinary Share. Additionally, Jeffs’ Brands issued warrants to the underwriter to purchase up to 185,873 ordinary shares at an exercise price of USD 5.20 per Ordinary Share (“Underwriter’s Warrants”). The underwriter partially exercised its right to purchase an additional 425,912 warrants for total consideration of USD 4 thousand. Jeffs’ Brands received total net proceeds of USD 13.4 million after deducting issuance costs of USD 2.1 million.

On September 7, 2022, Jeffs’ Brands’ volume weighted average stock price was less than the exercise floor of USD 4.04 for the IPO Warrants. Accordingly, and based on the contractual terms of the IPO Warrants, effective after the closing of trading on November 28, 2022 (the 90th calendar day immediately following the issuance date of the IPO Warrants), the IPO Warrants were adjusted (“As-Adjusted IPO Warrants”) pursuant to their terms, including, but not limited to, the reduction of the exercise price of the IPO Warrants to USD 2.02.

Additionally, Additional Warrants were issued to each qualified buyer who continued to hold at least 120,192 IPO Warrants as of November 28, 2022. Accordingly, Jeffs’ Brands issued Additional Warrants to purchase 2,824,525 Ordinary Shares. Each Additional Warrant has substantially the same terms as the As-Adjusted IPO Warrant; provided, however, that the term of each Additional Warrant will be five (5) years from the issuance date and such Additional Warrant will not be listed on any securities exchange. In addition, as long as the Additional Warrants are outstanding, each holder of at least 120,192 IPO Warrants will receive semi-annual payments based on the Jeffs’ Brands consolidated revenues, dependent on the amount of the Additional Warrants outstanding. As of December 31, 2022, the payment will be equal to approximately 2.3% of Jeffs’ Brands consolidated revenues for the period ended December 31,2022.

The following table lists the significant unobservable inputs used for calculation of fair value of the IPO Warrants and Additional Warrants during the year:

Expected volatility	77.57% - 78.89%
Exercise price (in USD)	2.02 - 4.04
Share price (in USD)	1.53 - 1.865
Risk-free interest rate	3.27% - 4.04%
Dividend yield	-
Expected life	3 - 4.74
WACC	21.5% - 23.3%

3)	Investments in SAFO, Tondo, SciSparc, Maris, Automax shares and bonds, ClearMind, Elbit and Bubbles - financial instruments measured at fair value through profit or loss. and meet level 1 criteria.

4)	Safee shares - on October 12, 2021, the Company invested in Safee. Since Safee is a small private company, which does not raise funds on a regular basis and does not have significant activity that indicates a change in fair value, the Company assumes that there is no reason to believe that there is a material change in value and that the investment value adequately represents the fair value at the reporting date. This assumption is reviewed at each cut-off date.

5)	Maris warrants - the Company used the Black-Scholes model, using the following principal assumptions: share price: USD 0.83, expected volatility of 83.57%, risk-free interest of 4.22%, expected term of 3 years following the grant date. The asset amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued)

Financial risk management: (continued)

Valuation processes of the Group: (continued)

6)	Colugo shares - the Company assumes that there is no reason to believe that there is a material change in value and that the investment value adequately represents the fair value at the reporting date. This assumption is reviewed at each cut-off date.

7)	SAFO warrants - the Company used the Black-Scholes model, using the following principal assumptions: share price: USD 0.75, expected volatility of 78.86%, risk-free interest of 4.73%, expected term of 3 years following the grant date. The asset amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration.

8)

Polyrizon Options - the Original Option (as defined in note 4H) was measured at fair value through profit or loss and was calculated using the Black-Scholes option price model. The Original Option (as defined in note 3H) was calculated based on management’s expectations for the IPO scenario.

Non-IPO scenario: share price: USD 0.0544, expected volatility of 78.19%, risk-free interest of 4.69%, expected term of 2.77 years following the grant date.

IPO scenario: share price: 125% of expected IPO share price, expected volatility of 81.99%, risk-free interest of 4.2%, expected term of 3years following the grant date.

9)

Polyrizon SAFE - on January 27, 2022, the Company invested USD 111 thousand and on May 8, 2022, the Company invested USD 204 thousand. The Company used the binomial pricing model, using the following principal assumptions:

Risk-free interest of 4.76%, expected term of 0.58 years as of December 31, 2022.

The asset amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration.

10)	Options to employees and advisors. For details, see note 14c.

Set forth below are details regarding the valuation processes of the Group as of December 31,2021:

1)

Warrants issued on December 6, 2016: as part of a registered direct offering - the Company used the Black-Scholes model, using the following principal assumptions: expected volatility of 63.32%, risk-free interest of 0.19%, expected term of 5.5 years following the grant date. The liability amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration. see note 14b.

Warrants issued on March 29, 2017: as part of a public offering - the Company used the Black-Scholes model, using the following principal assumptions: expected volatility of 63.2%, risk-free interest of 0.19%, expected term of 5 years following the grant date. The liability amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration. For details, see note 14b.

Warrants issued on November 28, 2017: as part of a direct offering - the Company used the Black-Scholes model, using the following principal assumptions: expected volatility of 63.2%, risk-free interest of 0.19%, expected term of 5.5 years following the grant date. The liability amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration. For details, see note 14b.

Series C warrants - financial instruments measured at fair value through profit or loss. For details, see note 14b.

2)	Gix Internet Anti-dilution feature - the Company used the Black-Scholes model, using the following principal assumptions: share price: NIS 1.45, 25% probability for the occurrence of an anti-dilution event, expected volatility of 46.85%, risk-free interest of 0.67%, expected term of 3 years following the issuance date.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued)

Financial risk management: (continued)

Valuation processes of the Group: (continued)

3)	ScoutCam warrants - the Company used the Black-Scholes model, using the following principal assumptions: share price of USD 6.3, expected volatility of 49.5%, risk-free interest of 0.65%, expected term of 3 years following the grant date. The asset amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration.

4)	Gix Warrants - the Company used the Black-Scholes model, using the following principal assumptions: share price of NIS 1.45, expected volatility of 46.85%, risk-free interest of 0.67%, expected term of 3 years following the grant date. The asset amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration.

5)	Investments in SAFO, Tondo, SciSparc and Automax - financial instruments measured at fair value through profit or loss and meet level 1 criteria.

6)

Safee shares - on October 12, 2021, the Company invested in Safee. Since Safee is a small private company, which does not raise funds on a regular basis and does not have significant activity that indicates a change in fair value, the Company assumes that there is no reason to believe that there is a material change in value and that the investment value adequately represents the fair value at the reporting date. This assumption is reviewed at each cut-off date.

7)

Maris investment - on March 24, 2021 the Company invested in Maris. On February 01, 2022, Maris completed initial public offering of units consisting of warrants and shares for USD 4.2 per unit and started to trade on Nasdaq at USD 3.15 per share. The Company assumed the share price as of the first trading date of Maris shares represents the fair value of Maris shares as of December 31, 2021. The fair value of the warrants was calculated using the Black & Scholes option price model, based on the following assumptions:

Non-IPO scenario: share price: USD 3.15, expected volatility of 63.2%, risk-free interest of 0.24%, expected term of 2.5 years following the grant date.

IPO scenario: share price: USD 3.15, expected volatility of 55.81%, risk-free interest of 0.81%, expected term of 5 years following the grant date.

8)	SAFO warrants - the Company used the Black-Scholes model, using the following principal assumptions: share price: USD 7.56, expected volatility of 78.86%, risk-free interest of 0.97%, expected term of 3 years following the grant date. The asset amount is adjusted at each statement of financial position date based on the then relevant assumptions, until the earlier of full exercise or expiration.

9)

Polyrizon Options - the Original Option (as defined in note 4H) was measured at fair value through profit or loss and was calculated using the Black & Scholes option price model. The Original Option and the Alternative Option (as defined in note 4H) was calculated based on management’s expectations for the IPO scenario.

Non-IPO scenario: share price: USD 0.0544, expected volatility of 87.86%, risk-free interest of 0.85%, expected term of 2.77 years following the grant date.

IPO scenario: share price: 120% of expected IPO share price, expected volatility of 93.76%, risk-free interest of 0.97%, expected term of 3.55 years following the grant date.

10)	Options to employees and advisors. For details, see note 14c.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – CASH AND CASH EQUIVALENTS, SHORT TERM DEPOSIT AND RESTRICTED CASH:

	December 31
	2022	2021
	USD in thousands
Cash and cash equivalents – held in bank accounts	20,065	24,025
Short term deposits – held in bank accounts	859	-
Restricted cash – held in bank accounts (*)	185	-
	21,109	24,025

(*)	Gix Media has pledged deposits in an aggregated amount of approximately NIS 523 thousand (USD 149 thousand) as guarantees for credit cards, banks and for the owner of the rented property. Cortex has a pledged deposit in the amount of NIS 107 thousand (USD 36 thousand) as a guarantee for the leased offices.

The currencies in which the cash and cash equivalents, short term deposit and restricted cash are denominated or to which they are linked are as follows:

	December 31
	2022	2021
	USD in thousands
USD	14,680	22,151
NIS	6,428	1,874
Other currencies	1	-
	21,109	24,025

The carrying amount of cash and cash equivalents, short term deposit and pledged deposit approximates their fair value.

NOTE 7 – OTHER RECEIVABLES, PREPAID EXPENSES AND LOANS TO OTHERS:

a.	Other receivables and prepaid expenses

	December 31
	2022	2021
	USD in thousands

Government institutions	924	79
Prepaid expenses	469	126
Advances to suppliers	417	18
Other	118	192
	1,928	415

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – OTHER RECEIVABLES, PREPAID EXPENSES AND LOANS TO OTHERS: (continued)

b.	Loans to others

	December 31
	2022	2021
	USD in thousands
Loan to Safee (see note 4D)	71	-
Loan to A.I Systems Ltd. *	940	-
	1,011	-

*

On August 23, 2022, the Company signed a convertible loan agreement with A.I Artificial Intelligence Research and Development Ltd. (A.I R&D Ltd.) for the assignment of a loan it has given to A.I Systems Ltd, a public company traded in Tel Aviv. The original loan amount was NIS 6,000 thousand. According to the agreement, the Company purchased from A.I R&D Ltd., 50% from the original loan in exchange for USD 914 thousand (NIS 3,000 thousand) in the same terms of the original loan given to A.I Systems Ltd.

According to the agreement, the loan will bear an interest of 1% per month. Additionally, A.I Systems Ltd. has the right to choose to repay the loan and interest in cash or to convert it into shares of A.I Systems Ltd. on March 13, 2023. The number of shares will be equal to the amount of the loan (NIS 3,000 thousand) plus NIS 1,750 thousand divided by the average quoted price per share of A.I System Ltd. during a period of 30 trading days preceding the conversion date.

The loan was accounted for as financial assets measured at fair value through profit or loss. As of December 31, 2022, the fair value of the loan was USD 940 thousand (NIS 3,307 thousand). On March 12, 2023, the Company entered into an amendment to the conversion loan agreement. According to the amendment, the repayment will be postponed by 3 months, to June 13, 2023.

NOTE 8 – INVENTORY:

Composed as follows:

	December 31
	2022	2021
	USD in thousands

Goods in transit	8	161
Finished goods	1,783	1,066
	1,791	1,227

As of December 31, 2022 and 2021, the inventory is derived from Jeffs’ Brands.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - PROPERTY AND EQUIPMENT:

a.	Composition of property and equipment and accumulated depreciation thereon, grouped by major classifications and changes therein, and their movements during 2022:

	Machinery and equipment	Leasehold improvements and furniture	Computer programs	Total
	USD in thousands
Cost:
Balance as of January 01, 2022	735	135	537	1,407
Additions	-	42	32	74
Consolidation of Gix Internet (note 4F)	-	425	542	967
Currency translation	-	(10)	(15)	(25)
Balance as of December 31, 2022	735	592	1,096	2,423
Accumulated Depreciation:
Balance as of January 01, 2022	692	126	512	1,330
Consolidation of Gix Internet (note 4F)	-	205	401	606
Additions	10	48	41	99
Currency translation	(13)	(7)	-	(20)
Balance as of December 31, 2022	689	372	954	2,015
Property and Equipment, net, as of December 31, 2022	46	220	142	408

b.	Composition of property and equipment and accumulated depreciation thereon, grouped by major classifications and changes therein, and their movements during 2021:

	Machinery and equipment	Leasehold improvements and furniture	Computer programs	Total
	USD in thousands
Cost:
Balance as of January 01, 2021	947	172	605	1,724
Additions	99	1	39	139
Removal upon deconsolidation	(311)	(38)	(107)	(456)
Balance as of December 31, 2021	735	135	537	1,407
Accumulated Depreciation:
Balance as of January 01, 2021	703	149	527	1,379
Additions	19	3	16	38
Removal upon deconsolidation	(30)	(26)	(31)	(87)
Balance as of December 31, 2021	692	126	512	1,330
Property and Equipment, net, as of December 31, 2021	43	9	25	77

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – GOODWILL AND INATANGIBLE ASSETS:

A.	Composition and movements:

	Technology	Software license	Patent	Brand name	Customer relationship	Goodwill	Total
	USD in thousands
Cost:
Balance as of January 01, 2022	478	1,506	75	6,039	-	926	9,024
Additions	-	35	-	-	-	-	35
Currency translation	(42)	(175)	-	-	-	(23)	(240)
Consolidation of Gix Internet (note 4F)	12,485	-	-	-	6,234	8,164	26,883
Balance as of December 31, 2022	12,921	1,366	75	6,039	6,234	9,068	35,703
Accumulated Amortization:
Balance as of January 01, 2022	(69)	-	-	(634)	-	-	(703)
Additions	(1,712)	-	-	(596)	(742)	-	(3,050)
Currency translation	(74)	-	-	-	-	-	(74)
Consolidation of Gix Internet (note 4F)	(1,014)	-	-	-	-	-	(1,014)
Balance as of December 31, 2022	(2,869)	-	-	(1,230)	(742)	-	(4,841)
Intangible assets, net, as of December 31, 2022	10,052	1,366	75	4,809	5,492	9,068	30,862

	Technology	Software license	Patent	Brand name	Goodwill	Total
	USD in thousands
Cost:
Balance as of January 01, 2021	199	-	-	-	296	495
Additions	279	1,460	75	4,728	55	6,597
Currency translation	-	46	-	-	11	57
Acquisition of subsidiary	-	-	-	1,311	564	1,875
Balance as of December 31, 2021	478	1,506	75	6,039	926	9,024
Accumulated Amortization:
Balance as of January 01, 2021	-	-	-	-	-	-
Additions	(69)	-	-	-	-	(69)
Impairment	-	-	-	(89)	-	(89)
Acquisition of subsidiary	-	-	-	(545)	-	(545)
Balance as of December 31, 2021	(69)	-	-	(634)	-	(703)
Intangible assets, net, as of December 31, 2021	409	1,506	75	5,405	926	8,321

B.	Additions during the year:

Through the period from February 14, 2022, up to February 28, 2022, the Company’s interest in Gix Internet increased to 38.03%, which resulted in gain of control in Gix Internet. Accordingly, Gix Internet was consolidated as of such date and the investment. As of the consolidation date the Company recorded intangible assets in the amount of USD 17,705 thousand and goodwill in the amount of USD 6,602 thousand. For additional information see note 4F.

On January 4, 2021, the Company closed a common stock purchase agreement with Pro, Purex and their respective stockholders (the “Pro and Purex SPA”). As of the acquisition date the Company recorded intangible assets in the amount of USD 1,311 thousand and goodwill in the amount of USD 688 thousand. For additional information about the stock exchange with Jeffs’ Brands, see note 4E.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – GOODWILL AND INATANGIBLE ASSETS: (continued)

B.	Additions during the year: (continued)

On January 7, 2021, Charging Robotics purchased a provisional patent filed with the United States Patent and Trademark Office and know-how relating to wireless vehicle battery charging technology in consideration for USD 75 thousand. For additional information see note 4I.

On February 2, 2021, Pro entered into purchase agreement of a virtual store “Whoobli” from a third party (hereafter - the “Whoobli Seller”). As part of the agreement, Pro purchased a seller account which operates on the Amazon.com website under the name “Whoobli”, which markets a private label of basketball shooting baskets, children’s punching bags and decoration for children’s birthday parties, including the intellectual property attributed to it and including trademarks attributed to products sold on the account’s sales page, for a total of USD 4,000 thousand. In addition, in accordance with the agreement, Pro purchased from Whoobli seller the remaining inventory for a total amount of approximately USD 350 thousand, which is the cost of the inventory purchased by Whoobli seller. On the date of the acquisition, Pro fully recognized all the amount of the acquisition as an intangible asset, and in the Company’s management opinion, the useful life of the intangible asset recognized is 10 years.

On February 2, 2021, Pro entered into a purchase agreement of a virtual store “Wellted” from a third party (hereafter - the “Wellted Seller”). As part of the agreement, Pro purchased a seller account which operates on the Amazon.com website under the name “Wellted”, which markets a private label of brushes used for removing and cleaning animal body hair from fabrics, including the intellectual property attributed to it and including trademarks attributed to products sold on the account’s sales page, for a total amount of USD 250 thousand. In addition, in accordance with the agreement, Pro purchased from Wellted seller the inventory that remained in his possession for a total of approximately USD 55 thousand, which is the cost of the inventory purchased by Wellted seller. On the date of the acquisition, Pro fully recognized all the amount of the acquisition as an intangible asset, and in the Company’s management opinion, the useful life of the intangible asset recognized is 10 years.

On February 3, 2021, Pro entered into purchase agreement of a virtual store “Pet-evo” from a third party (hereafter - the “Pet-evo Seller”). As part of the agreement, Pro purchased a seller account which operates on the Amazon.com website under the name “Pet-evo”, which markets a private label of used car door protectors from damage caused by animals, including the intellectual property attributed to it and including trademarks attributed to products sold on the account’s sales page, for a total of USD 450 thousand. In addition, in accordance with the agreement, Pro purchased from Pet-evo seller the inventory that remained in his possession for a total of approximately USD 35 thousand, which is the cost of the inventory purchased by Pet-evo seller. On the date of the acquisition, Pro fully recognized all the amount of the acquisition as an intangible asset, and in the Company’s management opinion, the useful life of the intangible asset recognized is 10 years.

On February 4, 2021, Eventer signed an addendum to the agreement with Screenz Cross Media Ltd. (a company owned and managed by Eli Uzan who serves as the Company’s President). The agreement was signed during November 2020 for the purpose of collaborating in the field of virtual conferences. According to the provisions of the addendum to the agreement, Eventer will receive an exclusive license for using the broadcasting system of Screenz with respect to the field of virtual conferences and development services, and in exchange will pay Screenz an amount of USD 1,500 thousand (approximately NIS 4,280 thousand) over a period of 8 months, as well as 8% from the revenues earned from using the broadcasting system in the field of virtual conferences.

In March 2021, Purex received an update from Amazon.com (Hereafter – “Amazon”) regarding a new Environmental Protection Agency (EPA) regulation. Following the new EPA regulation, Amazon categorized the Purex’ product as a pesticide product. Amazon requires that pesticide products be filed with evidence of an EPA registration number and/or EPA Establishment number or certification that the product is exempt from EPA regulation, otherwise the existing listing (of the product) may be subject to removal. Purex examined the related costs following that requirement to comply with such regulations and decided to write off the intangible asset balance. Therefore, the Group eliminated the intangible asset related sum to the amount of USD 87 thousand.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – LEASES:

On May 21, 2022, the Company has entered into a short-term lease agreement for its offices. According to the agreement, the Company will pay NIS 17 thousand plus VAT per month. On December 30, 2022, the Company terminated the agreement and paid the lessor a one-time compensation of NIS 11 thousand.

Jeffs’ Brands leases office space with a remaining useful life of less than 3 years and uses its incremental borrowing rate as the discount rate for its leases, as the implicit rate in the lease is not readily determinable. As of December 31, 2022, Jeffs’ leases had a weighted average remaining lease term of 3 years and a weighted average borrowing rate of 10%.

On February 25, 2021, Gix Media entered into a lease agreement for a new corporate office of 479 square meters in Ramat Gan, Israel, at a monthly rent fee of USD 10 thousand. The lease period is for 36 months (the “initial lease period”) with an option by the Gix Media to extend the lease period for two additional terms of 24 months each. In accordance with the lease agreement, Gix Media made leasehold improvements in exchange for a rent fee discount of USD 67 thousand which will be spread over the initial lease period.

The Company includes renewal options that it is reasonably certain to exercise in the measurement of the lease liability.

Right-of-use assets

Buildings
USD in thousands
Cost:
At December 31, 2021	-
Acquisition of subsidiary	619
Additions	152
At December 31, 2022	771

Accumulated Depreciation:
At December 31, 2021	-
Acquisition of subsidiary	(92)
Charge for the year	(88)
At December 31, 2022	(180)

Carrying amount
At 31 December 2022	591

December 31
2022
USD in thousands
Amounts recognized in profit and loss
Depreciation expense on right-of-use assets	88
Interest expense on lease liabilities	82
Expense relating to short-term leases	71

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – LEASES: (continued)

Lease liabilities

Maturities of lease liabilities as of December 31, 2022, are as follows:

2022
USD in thousands

Year 1	148
Year 2	148
Year 3	133
Year 4	114
Year 5	118
Onwards	19
Less: unearned interest	(37)
643
Analyzed as:
Non-current	512
Current	131
643

NOTE 12 - TAXES ON INCOME:

a.	Tax rates applicable to the Company and subsidiaries:

For the Company and all subsidiaries based in Israel, Eventer, Jeffs’ Brands and its subsidiary Top Rank and Viewbix Ltd. are taxed according to Israeli tax law, where the corporate tax rate is 23% for the years 2022, 2021 and 2020.

Gix Internet and its subsidiaries Gix Media and Cortex Media Group are recognized as a “Preferred-Technology Enterprise” in accordance with Section 51 of the Encouragement of Capital Investments Law, 1959 and are taxed at a reduced corporate tax rate of 12%.

For all subsidiaries of the Company based in the US, Viewbix Inc. and Jeffs’ Brands subsidiaries – Smart Pro and Purex are taxed according to US tax rates, which is 21%.

b.	Final tax assessments:

As of December 31, 2022, the Company has a final tax assessment for all tax year up to the year ended December 31, 2017.

As of December 31, 2022, Gix Media has a final tax assessment for all tax year up to the year ended December 31, 2020. Cortex has a final tax assessment for all tax year up to the year ended December 31, 2018.Viewbix Israel has a final tax assessment for all tax year up to the year ended December 31, 2018.

As of December 31, 2022, Eventer has a final tax assessment for all tax year up to the year ended December 31, 2018.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TAXES ON INCOME: (continued)

c.	Deferred taxes are comprised of the following components:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Deferred taxes are comprised of the following components:

	As of December 31	As of December 31
	2022	2021
	USD in thousands
Deferred tax assets
Deferred research and development expenses	261	-
Intangible assets	110	55
Employee compensation and benefits	13	-
Other	-	40
Accrued severance pay	13	-

Total deferred tax assets	397	95

Deferred tax liabilities:
Differences between tax basis and carrying values of loans	-	111
Intangible assets associated with business combinations	1,817	220
Total deferred tax liabilities	1,817	331

Net deferred tax liabilities	1,420	236

Income tax expenses are comprised as follows:

	Year ended December 31,
	2022	2021	2020
	USD in thousands
Current tax expenses	813	94	9
Tax benefit in respect of prior years	(82)	-	-
Deferred tax expenses (income)	(620)	11	-
Taxes on expenses	111	105	9

d.	Carry forward tax losses

	December 31, 2022	December 31, 2021
	USD in thousands

Medigus*	60,000	62,000
Eventer*	3,300	2,700
Charging Robotics*	574	360
GERD IP*	786	857
Jeffs’ Brands*	1,217	747
Jeffs’ Brands subsidiaries	-	49
Gix Internet	18,471	-

*	There is no record deferred taxes asset in respect of these losses, as the utilization thereof is not expected to occur in the foreseeable future.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TAXES ON INCOME: (continued)

f.	Taxes on income included in the Statements of Loss and Other Comprehensive Loss for the periods presented:

The following is reconciliation between the “theoretical” tax, which would apply to the Group if all of its income were taxed at the regular rate applicable to the Company in Israel and the amount of tax reflected in the consolidated statements of loss and other comprehensive loss for the reported year:

	2022	2021	2020
	USD in thousands
Income (Loss) before taxes on income	(10,097)	4,151	(6,841)
Theoretical tax rate	23%	23%	23%
Theoretical tax expense (benefit)	(2,322)	955	(1,575)
Disallowed deductions (tax exempt income):
Change in fair value of assets and liabilities measured at fair value through profit or loss	(38)	(275)	86
Share-based compensation	183	539	298
Amortization of excess purchase price of an associate	-	60	126
Profit recognized upon deconsolidation	-	(2,678)	-
Profit recognized upon first time consolidation	(529)	-	-
Non-deductible expenses	723	-	-
Different tax rates applicable to subsidiaries	(360)	(85)	-
Tax benefits in respect of prior years	(84)	-	-
Other	17	-	2
Tax losses and timing differences incurred in the reporting year for which deferred taxes were not created	2,521	1,589	1,072
Taxes on income	111	105	9

NOTE 13 – ACCOUNTS PAYABLES, ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

a.	Accounts payables are denominated in the following currencies:

	December 31,
	2022	2021
	USD in thousands
NIS unlinked	2,713	461
USD	17,708	241
	20,421	702

b.	Accrued expenses and other current liabilities:

	December 31,
	2022	2021
	USD in thousands
Employees and related institutions	949	185
Government authorities	798	128
Accrued expenses	961	1,080
Other	443	139
	3,151	1,532

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – EQUITY:

a.	Share capital:

1)	Composed as follows:

	Number of shares				Amount
	Authorized		Issued and paid		Authorized		Issued and paid
	December 31,		December 31,		December 31,		December 31,
	2022	2021	2022	2021	2022	2021	2022	2021
	In thousands				NIS in thousands		USD in thousands
Ordinary shares of NIS 1.00 par value as of December 31, 2021, and no-par value as of December 31, 2022	200,000	50,000	24,661	23,850	-	-	-	-

2)	The ordinary shares confer upon their holders voting rights and the right to participate in shareholders’ meetings, the right to receive dividends and the right to participate in surplus assets in the event of liquidation of the Company.

3)	On February 12, 2021, following the approval of an extraordinary general meeting of the Company shareholders held on February 12, 2021, the Company amended its articles of association to eliminate the par value of its ordinary shares, such that the authorized share capital of the Company following the amendment consists of 1,000,000,000 ordinary shares of no-par value.

4)	On January 11, 2021, the Company entered into an underwriting agreement with Aegis Capital Corp. (“Aegis”), pursuant to which the Company agreed to sell to Aegis, in a firm commitment public offering 3,659,735 ADSs, representing a total of 73,194,700 ordinary shares of no-par value for a public offering price of USD 2.30 per ADS. In addition, the Underwriter was granted an option to purchase additional 15 percent of the ADSs sold in the Offering solely to cover over-allotments, exercisable until the earlier of 30-days or the last day of trading of the Company’s ordinary shares on the Tel-Aviv Stock Exchange. Aegis exercised its over-allotment option in full to purchase an additional 548,960 ADSs, the closing of which occurred on January 19, 2021. The total gross proceeds of the offering to approximately USD 9.68 million.

5)

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

6)	On June 17, 2022, the Company’s shareholders approved to increase the authorized number of shares from 50 million to 200 million.

7)	On July 7, 2022, the Company effected a reverse split of the Company’s authorized and outstanding ordinary shares at a ratio of 20:1 (the “Reverse Split”) and increased the authorized number of shares. Those changes were approved by the Company’s shareholders on June 17, 2022. On July 8, 2022, following the Reverse Split, the Company effected a change in the American Depositary Share (“ADS”) ratios for its American Depositary Receipt program such that each ADS represents one ordinary share of no-par value of the Company (the “Ordinary Share”), instead of twenty (20) pre-Reverse Split Ordinary Shares. The change in the ADS ratio is a technical change made in order to align the ratio so that one ADS equals to one Ordinary Share.

8)	On November 14, 2022, the Company effected a change in the ratio of ordinary shares to each of the Company’s American Depositary Shares (“ADSs”), such that after the Reverse Split is implemented each ADS will represent 15 post-Split Ordinary Shares. The effect of such consolidation was applied retrospectively for all the number of shares, warrants, related par value and others presented in this note and elsewhere in the consolidated financial statements.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – EQUITY: (continued)

b.	Share offering to the public and existing shareholders:

The following table summarizes warrants outstanding as of December 31,

2022
Series	Date of grant	Number of warrants conversion to equivalent ADSs(***)	exercise price per warrant in USD(***)	Expiration date

Series L(*)	November 2017	6,750	135	May 27, 2023
Warrants C(*)	July 2018	176,045	52.5	July 18, 2023
Warrants C(**)	July 2018	28,377	52.5	July 18, 2023
HCW warrants(*)	July 2018	13,242	65.63	July 18, 2023
Total		224,414

2021
Series	Date of grant	Number of warrants conversion to equivalent ADSs (***)	exercise price per warrant in USD (***)	Expiration date

Series I(*)	December 2016	665	540	June 06, 2022
Series J(**)	December 2016	33	540	June 06, 2022
Warrants A(*)	March 2017	35,715	210	March 29, 2022
Placement 03/2017(**)	March 2017	2,500	262.5	March 29, 2022
Series L(*)	November 2017	6,750	135	May 27, 2023
Series M(**)	November 2017	945	150	November 24, 2022
Warrants C(*)	July 2018	176,045	52.5	July 18, 2023
Warrants C(**)	July 2018	28,377	52.5	July 18, 2023
HCW warrants(*)	July 2018	13,242	65.63	July 18, 2023
Algomizer (Note 3)(**)	September 2019	22,222	60	September 3, 2022
Total		286,494

*	These warrants, under certain circumstances, can be exercised via cashless exercise mechanism as defined in the warrant agreement. Therefore, the warrants were classified as financial liabilities measured at fair value through profit or loss at each reporting period (see note 5).

**	Recorded in equity.

***	Adjusted to reflect the 1:15 ratio change of the Company’s American Depositary Receipt, or ADR, program. As a result, the number of ordinary shares of the Company represented by each American Depositary Share, or ADS, will be changed from one (1) ordinary share to fifteen (15) ordinary shares. The effective date for the ratio change was November 14, 2022

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – EQUITY: (continued)

c.	Share based payments:

1)	In August 2013, the Company board of directors approved and adopted the Company 2013 Share Option and Incentive Plan, or the 2013 Plan, which expires in August 2023. The 2013 Plan provides for the issuance of shares and the granting of options, restricted shares, restricted share units and other share-based awards to employees, directors, officers, consultants, advisors, and service providers of us and the Company U.S. Subsidiary. The Plan provides for awards to be issued at the determination of The Company board of directors in accordance with applicable law.

2)	The following are the grants of options to employees and other service providers:

Date of grant	Number of options granted (**)	exercise price per option to ordinary shares (**)	Currency exercise	Fair value on grant date in thousands	Number of options outstanding- December 31, 2022	Number of options exercisable at 31, December 2022	Expiration date

October 2017	38,150	32.4	NIS	942 NIS	13,850	13,850	October 17, 2023
January 2019(*)	150,000	11.8	NIS	947 NIS	112,500	112,500	January 9, 2025
July 2019(*)	62,500	11.8	NIS	325 NIS	62,500	54,688	July 25, 2025
June 2020	62,500	11.8	NIS	283 NIS	62,500	52,083	May 31, 2026
July 2020(*)	37,500	8.96	NIS	123 NIS	37,500	28,125	July 8, 2026
October 2020	15,000	11.8	NIS	70 NIS	15,000	10,000	October 21, 2026
June 2021(*)	900,000	1.783	USD	1,221 USD	900,000	525,000	June 29, 2027
June 2021	280,000	1.783	USD	380 USD	280,000	163,333	June 29, 2027
June 2021	100,000	1.783	USD	136 USD	100,000	50,000	June 1, 2027
October 2021	90,000	1.783	USD	91 USD	90,000	30,000	October 12, 2027
Total	1,735,650				1,673,850	1,039,579

(*)	Granted to related parties.

(**)	Adjusted to reflect the Reverse Split of the Company’s authorized and outstanding ordinary shares at a ratio of 20:1 effected on July 7, 2022.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – EQUITY: (continued)

c.	Share based payments: (continued)

The fair value of all of the options was calculated using the Black and Scholes options pricing model, and based on the following assumptions:

Date of grant	Fair value on grant date- in thousands	Share price on date of grant (*)	Expected dividend	Expected volatility	Risk free interest	Vesting conditions	Expected term
October 2017	1,109 NIS	32.4 NIS	None	64%	1.16%	four equal batches, following one, two, three and four years from their grant date	6 years
January 2019	947 NIS	10.12 NIS	None	74%	1.45%	will vest in 12 equals quarterly instalments over a three-year period commencing October 1, 2018	6 years
July 2019	325 NIS	8.72 NIS	None	75%	1.12%	25% will vest on the first anniversary of the grant date and 75% will vest on a quarterly basis over a period of three years thereafter	6 years
June 2020	282 NIS	7.94 NIS	None	74%	0.53%	will vest in 12 equals quarterly instalments over a three-year period commencing June 1, 2020	6 years
July 2020	124 NIS	5.8 NIS	None	74%	0.37%	will vest in 12 equals quarterly instalments over a three-year period commencing July 9, 2020	6 years
October 2020	70 NIS	8 NIS	None	76%	0.42%	will vest in 12 equals quarterly instalments over a three-year period commencing October 22, 2020	6 years
June 2021	1,737 USD	1.8 USD	None	87%	0.69%	Will vest over a period of 3 years commencing on April 1, 2021(except for 2,000,000 options commencing on June 1, 2021), with 1/12 of such options vesting at the end of each subsequent three-month period following the grant	6 years
October 2021	91 USD	1.4 USD	None	85%	0.47%	Will vest over a period of 3 years commencing on October 12, 2021, with 1/12 of such options vesting at the end of each subsequent three-month period following the grant	6 years

(*)	Adjusted to reflect the Reverse Split of the Company’s authorized and outstanding ordinary shares at a ratio of 20:1 effected on July 7, 2022.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – EQUITY: (continued)

c.	Share based payments: (continued)

3)	The changes in the number of share options and the weighted averages of their exercise prices are as follows:

	For the year ended December 31,
	2022		2021		2020
	Number of options	Weighted average of exercise price per 1 ordinary share-(NIS)	Number of options	Weighted average of exercise price per 1 ordinary share-(NIS)	Number of options	Weighted average of exercise price per 1 ordinary share-(NIS)
Outstanding at the beginning of year	1,674,950	7.02	348,182	13.6	213,820	17.6
Granted	-	-	1,370,000	5.81	152,500	11.1
Forfeited	(1,100)	32.4	(42,778)	17.23	(17,723)	17.25
Expired	-	-	(454)	410	(415)	1074
Outstanding at year end	1,673,850	7.00	1,674,950	7.02	348,182	13.6
Exercisable at year end	1,039,579	7.57	530,054	8.78	143,311	16.05

4)	The amounts of expenses that were recorded for options to employees and other service providers are USD 624 thousand, USD 1,049 thousand and USD 191 thousand for the years ended December 31, 2022, 2021 and 2020, respectively (these amounts do not include expenses of USD 79 and USD 1,107 thousand recorded in ScoutCam in Q1 2021 and 2020, respectively. The expenses recorded in Eventer in the consolidate period of 2020 are immaterial).

5)	The plans are intended to be governed by the terms stipulated by Section 102 to the Israeli Income Tax Ordinance (except for the options to controlling shareholders and directors).

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

d.	Dividends:

In December 2022, the Company distributed dividends in an aggregated amount of USD 1,582 thousand.

NOTE 15 – EXPENSES BY NATURE

	Year ended December 31,
	2022	2021	2020
	USD in thousands
Payroll and related expenses	7,647	2,656	2,420
Professional fees	7,421	5,990	2,963
Traffic-acquisition, materials used and subcontracted work	75,455	3,248	1,128
Preparation of patents	153	471	289
Rent and office maintenance	139	158	215
Depreciation and amortization	3,188	342	116
Advertising and participation in exhibitions	1,616	1,712	133
Other	2,262	1,312	732
Amazon Fees	2,558	2,426	-
Amortization of excess purchase price of an associate	-	263	546
TOTAL COST OF REVENUES, INVENTORY IMPAIRMENT, RESEARCH AND DEVELOPMENT, SELLING AND MARKETING AND GENERAL AND ADMINISTRATIVE EXPENSES	100,439	18,578	8,542

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – EARNING (LOSS) PER SHARE:

Basic net earnings (loss) per share is computed by dividing net earnings (loss) attributable to ordinary shareholders of Medigus Ltd. by the weighted average number of ordinary shares outstanding for the reporting periods.

Diluted net earnings (loss) per share is computed by dividing the basic net loss per share including adjustment of the dilutive effect of the Company’s revaluation of warrants, by the weighted-average number of ordinary shares and the potential dilutive ordinary shares outstanding during the period. Diluted shares outstanding include the dilutive effect of in-the-money options using the treasury stock method. For the year ended December 31, 2022, and December 31, 2020, the Company reported a net loss, therefore does not have dilutive securities. For the year ended on December 31, 2021, the Company reported net earnings. Nevertheless, all the warrants and options that might be exercised by others into Medigus shares are out of the money, therefore did not have a dilutive effect.

The following table presents the numerator and denominator of the basic and diluted net loss per share computations:

	Year ended December 31,
	2022	2021	2020
Numerator (USD in thousands):
Net earnings (loss) attributable to Medigus Ltd.	(9,815)	6,794	(4,325)

Denominator (in thousands):
Weighted average number of ordinary shares used for basic and diluted earnings (loss) per share calculation*	24,385	23,036	6,672

Net earnings (loss) per share attributable to Medigus Ltd. (USD): *
Basic	(0.40)	0.2	(0.6)
Diluted	(0.40)	0.2	(0.6)

*	Adjusted to reflect the Reverse Split at ratio of 20:1 occurred effected on July 7, 2022 – see also note 14

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

“Related Parties” – As defined in IAS 24 – ‘Related Party Disclosures” (hereinafter- “IAS 24”)

Key management personnel of the Company - included together with other entities, in the said definition of “Related Parties” mentioned in IAS 24.

a.	Transactions with related parties:

1):

	Year ended on December 31,
	2022	2021	2020
	USD in thousands
Benefits to related parties:
Payroll and related expenses to related parties employed by the Company*	1,784	1,241	629
Compensation to directors **	837	733	1,115

Directors’ and Officers’ insurance	846	788	405
Consultant services ***	218	-	208
Interest and discount amortizations of loans from Jeffs’ Brands related parties ****	42	172	-
Finance expense on Screenz payable balance (see note 4D)	212	169	-
Compensation to member of senior management of Gix Internet *****	34	-	-
Eventer sales and marketing expenses to Keshet (see note 4D)	165	279	-
Eventer revenues from related parties	-	23	-
Eventer general and administrative expenses to Screenz	41	13	-

*	Includes granted options benefit in the aggregated amount of USD 263 thousand, USD 583 thousand and USD 189 thousand for the years ended December 31, 2022, 2021 and 2020, respectively. As for the method used to determine the said value and the assumptions used in calculation thereof, see note 14c.

**	Includes granted options benefit in the aggregated amount of USD 81 thousand, USD 195 thousand and USD 734 thousand for the years ended December 31, 2022, 2021 and 2020, respectively and provision and payments of bonus of approximately USD 77 thousand and USD 86 thousand, for each of the years ended December 31, 2022, and 2021, respectively. As for the method used to determine the said value and the assumptions used in calculation thereof, see note 14c.

***	Kfir Zilbrman is a related party of Jeff Brands .

****	Julia Gerasimova, and Victor Hakmon are related parties of Jeffs’ Brands, see note 4E.

*****	Cortex CTO is a related party of Gix Internet.

2)	a. Compensation to key management personnel

The compensation to key management personnel for employment services they provide to the Company is as follows:

	Year ended on December 31,
	2022		2021		2020
	USD in thousands
For employment services:
Payroll and other short-term benefits	1,521	(*)	657	(**)	440	(***)
Share based payments	263		584		189
	1,784		1,241		629

*	Including provision for bonus of approximately USD 349 thousand.

**	Including provision for bonus of approximately USD 118 thousand.

***	Including provision for bonus of approximately USD 53 thousand.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES: (continued)

a.	Transactions with related parties: (continued)

3)	Indemnification, exemption and insurance for directors and officers of the Company

a.	The Company provides its directors and officers with an obligation for indemnification and exemption.

b.	The Company has a liability for insurance of directors and officers’ covering all of the Company’s directors and officers. The Company currently has directors’ and officers’ liability insurance providing total coverage of USD 4 million for the benefit of all of the Company directors and officers, in respect of which the Company are charged a twelve-month premium of USD 195, and which includes a deductible of up to USD 1 million per claim, other than securities related claims filed in the United States or Canada, for which the deductible will not exceed USD 2.5 million and USD 5 million in respect of claim with respect to Mergers and Acquisitions.

4)	Transactions

a.	On May 30, 2019, the Company entered into an intercompany services agreement, or the Intercompany Agreement, with ScoutCam, for provision of services by the Company to ScoutCam. On April 19, 2020, the Intercompany Agreement was amended such that ScoutCam shall provide the Company with services to the Company, including usage of ScoutCam offic space in consideration for a fee determined based on the actual usage by the Company. During 2021 no services have been provided under the Intercompany Agreement. On March 22, 2022, the Company received from ScoutCam Ltd. a prior written notice of termination of the Intercompany Agreement effective May 21, 2022.

b.	On February 12, 2020, ScoutCam’s Inc. Board of Directors authorized the grant of options to purchase 2,235,691 shares of Common Stock to Professor Benad Goldwasser, ScoutCam’s Inc. Chairman of the Board, and options to purchase 1,865,346 shares of Common Stock to certain officers of ScoutCam Inc. Each option is convertible into one share of common stock of ScoutCam Inc. of USD 0.001 par value at an exercise price of USD 0.29.

c.	On May 1, 2019, the Company entered into a consulting agreement, or the Consulting Agreement, with L.I.A Pure Capital Ltd. or Pure Capital, a company owned by Kfir Zilberman for the provision of business development and strategic consulting services, including ongoing consulting to the Company, its management and its chief executive officer in the fields of M&A and investment activities. In consideration for its services, Pure Capital is entitled to a monthly fee of NIS 40 thousand (approximately USD 11 thousand), a finder’s fee of 5% of any investment of equity or debt introduced by him to the Company and reimbursement of expenses of up to USD 1 thousand per month. As part of Gix Internet investment, Pure Capital received a finder fee in the amount of USD 125 thousand. On January 10, 2021, the Company and Pure Capital entered into amendment no. 2 of the Consulting Agreement. Under amendment no. 2, Pure Capital shall be entitled to a special bonus upon consummation of an offering of the Company’s securities. The special bonus will depend on the gross proceeds of such an offering. The transaction also includes granted options benefit aggregated to USD 189 thousand in 2020.

d.	On October 15, 2020, the Company signed a share purchase agreement and a revolving loan agreement with Eventer. As part of the share purchase agreement and the revolving loan agreement, the Company invested USD 750 thousand. For additional information see note 3D. On April 8, 2021, Eventer consummated a share purchase agreement for an aggregate amount of USD 2.25 million out of which the Company invested USD 300 thousand. As a result, the Company currently holds approximately 47.69% of Eventer’s share capital. During November 2021, the Company and Eventer agreed that the Initial Advance loan will be repaid the earlier of (i) six months following the Maturity Date of the Initial Advance; or (ii) immediately following an initial public offering of Eventer. On November 11, 2021, the Company loaned additional amount of USD 250 thousand to Eventer be repaid 6 months starting the loan received by eventer. The loan will bear 4% interest per year.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES: (continued)

a.	Transactions with related parties: (continued)

4)	Transactions (continued)

e.	On April 19, 2020, the Company entered into an Asset Transfer Agreement, effective January 20, 2020, with our majority owned subsidiary GERD IP. Pursuant to the Asset Transfer Agreement, the Company transferred certain of our patents in consideration for seven capital notes issued to us by GERD IP, of USD 2 million each.

f.	In February 2021, the Company entered into two loans and pledges agreements with Jeffs’ Brands and its other stockholder, to finance Smart Repair Pro’s additional purchases of three new brands on the Amazon online marketplace. Pursuant to the agreements, the Company extended a USD 4 million loans, with an annual interest of 4%, to be repaid on the fifth anniversary of the effective date. Following the closing of an IPO of Jeffs’ Brands, the loans were converted to shares.

g.

On October 26, 2022, Jeffs’ Brands and Pure Capital entered into a consulting agreement, pursuant to which Pure Capital will provide consulting services to Jeffs’ Brands for a monthly fee of NIS 57.5 thousand (approximately USD 16.5 thousand). Jeffs’ Brands paid Pure Capital a one-time signing bonus in the amount of NIS 425 thousand (approximately USD 121 thousand) for their services to Jeffs’ Brands from the day of Jeffs’ Brands inception until the closing of the IPO. As part of the consulting agreement, Pure Capital is also entitled to the following payment: (i) an amount equal to 7% of the gross proceeds paid to Jeffs’ Brands in connection with any exercise of warrants, whether or not currently outstanding; and (ii) 8% of the total consideration paid in connection with any purchase of a new brand, businesses, or similar events initiated or assisted by Pure Capital and approved by the Chief Executive Officer and Chairman of the Board based on agreement with Pure Capital. The consulting agreement is for an undefined period of time and may be terminated after 3 years from October 26, 2022, by either party upon 30 days advance notice.

Additionally, on October 26, 2022, Jeffs’ Brands and Pure NJ Logistics LLC, owned by Pure Capital and a director of Jeffs’ Brands, entered into a warehouse lease agreement for a warehouse located in the USA. As of December 31, 2022, the advances to suppliers comprised of USD 228 thousand that were paid to Pure NJ Logistics LLC.

h.	On October 30, 2022, the Company signed an amendment to the revolving loan with Eventer. According to the amendment, the maturity date of the loan will be May 30, 2024. In addition, in certain event of securities issuance by Eventer (in an amount of at least USD 2 million), prior the maturity date, the loan will be automatically converted into Eventer's shares with 20% discount. The loan will bear interest of 6% annually.

b.	Balances with related parties:

(1)	Current assets under related parties section:

	December 31,	December 31,
	2022	2021
	USD in thousands

Related party prepaid expense (a related party of Eventer) (note 4D)	-	981
Advances to Pure Logistics (related party of Jeffs’ Brands) (note 4E)	228	-
Other receivables (a related party of Gix Internet) (note 4F)	60	-
Other receivables (a related party of Eventer) (note 4D)	10	18
	298	999

(2)	Current assets under loans to others section:

	December 31,	December 31,
	2022	2021
	USD in thousands

Short term loan to a related party (loan from Medigus to Gix Internet) (note 4F) *	-	1,265
Short term loan to a related party (loan from Medigus to Laminera) (note 4N)	93	-
Short term loan to a related party (loan from Charging Robotics to Revoltz) (note 4I)	62	-
Credit line to Parazero (note 4M)	391	-
	546	1,265

*	Gix Internet is consolidated commencing February 28, 2022.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES: (continued)

b.	Balances with related parties: (continued)

(3)	Current Liabilities:

	December 31,	December 31,
	2022	2021
	USD in thousands

Compensation to key management personnel(*)	649	270
Other payable dividend to related parties of Gix Internet	284	-
Current liabilities of Jeffs’ Brands to related parties	-	177
Other accrued expenses to related parties of Eventer	122	169
	1,055	616

*	Compensation to key management:

	December 31,
	2022	2021
	USD in thousands

Directors’ fee	496	183
Payroll, provision for bonus and for termination of employment	153	87
	649	270

(4)	Loans:

	December 31,	December 31,
	2022	2021
	USD in thousands

Current portion of long-term payable - Screenz cross media Ltd (a related party of Eventer) (see note 4D)	-	506
Long-term payable - Screenz cross media Ltd (a related party of Eventer) (see note 4D)	-	711
Short term loans of Jeffs’ Brands from related parties (*)	-	111
Long term loans of Jeffs’ Brands from related parties (**)	-	689

*	Kfir Zilberman is a related party of Jeffs’ Brands.

**	Julia Gerasimova, Kfir Zilberman and Victor Hakmon are related parties of Jeffs’ Brands.

c.	As to options granted to related parties, see note 14c.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – REVENUES:

a.	Disaggregation of Revenues:

The following table present the Group’s revenues disaggregated by revenue type:

	Year ended on December 31,
	2022	2021	2020
	USD in thousands

Miniature camera and related equipment (from ScoutCam)	-	24	491
Revenues from commissions (from Eventer)	2,465	1,185	40
Products (from Jeffs’ Brands)	5,861	6,509	-
Revenues from internet services (from Gix Internet) *	83,532	-	-
MUSE and related equipment (from Medigus).	-	2,400	-
	91,858	10,118	531

*	The revenues from Gix Internet are presented for the period from March 01 ,2022 to December 31, 2022.

b.	Contract fulfilment assets:

The Company’s contract fulfilment assets:

December 31,
2021
USD in thousands
Balance at beginning of year	1,130
Increase in the period relating to ScoutCam	240
Derecognition upon deconsolidation of ScoutCam (note 4C)	(1,370)
Balance at end of year	-

c.	Contract liabilities:

The changes in the Company’s contract liabilities were as follows:

	December 31, 2022	December 31, 2021
	USD in thousands
Balance at beginning of year	108	2,649
Deferred revenue relating to new sales	49	1,370
De recognition upon deconsolidation of ScoutCam (note 4C)	-	(1,511)
Revenue recognition during the period	(108)	(2,400)
Balance at end of year	49	108

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – SEGMENTS:

The Group identified nine operating segments as follows: medical, e-commerce, online advertising and internet traffic routing, online event management, safety systems for commercial drones, visualization and AI based solutions, energy efficiency technology, electric vehicles and corporate (see note 1a). The Company concluded that the medical, electric vehicles, safety systems for commercial drones, visualization and AI based solutions and energy efficiency technology segments are not “reportable segments” as defined in IFRS 8, Operating Segments. As such, these segments were combined and disclosed under “Others”.

The CODM measures and evaluates the operating performance of the Group’s segments based on operating loss (income), assets and liabilities.

The table set forth other information of the Group:

	December 31, 2022
	Corporate	E-commerce	Online Advertising & Internet Traffic Routing	Online Event Management	Others	Adjustments and eliminations	Total
	USD in thousands

Total segments’ assets	19,478	15,667	50,999	3,208	*11,368	(3,069)	97,651

Total segments’ liabilities	(1,198)	(5,025)	(33,203)	(3,244)	(952)	660	(42,962)

*	Includes an investment accounted for using the equity method of USD 9,375 thousand in relation to ScoutCam and an investment accounted for using the equity method of USD 976 thousand in relation to Paraziro. For additional information in relation to assets and liabilities of ScoutCam and Paraziro refer to note 4C and 4M.

The table set forth the operating results of the Group:

	Year ended December 31, 2022
	Corporate	E-commerce	Online Advertising & Internet Traffic Routing	Online Event Management	Others	Adjustments and eliminations	Total
	USD in thousands

External revenue	-	5,859	83,534	2,465	-	-	91,858

Segment results – operating income (loss)	(7,301)	(4,510)	2,341 *	(748)	(2,829)**	(736)	(13,783)

Non-operating income (loss)	(167)	3,619	(731)	(30)	137	3,166	5,994

Finance income (loss)	(224)	(520)	(1,100)	(539)	(8)	82	(2,309)

Profit (Loss) before taxes on income	(7,692)	(1,410)	510	(1,317)	(2,700)	2,512	(10,097)

Tax benefit (expense) on income	(5)	5	(310)	-	10	189	(111)

Segment results – profit (loss)	(7,697)	(1,405)	200	(1,317)	(2,690)	2,701	(10,208)

*	Includes equity loss of USD 215 thousand in relation to Gix Internet for the two months period until February 28, 2022. For the operating results of Gix Internet, refer to note 4F.

**	Includes equity loss of USD 1,360 thousand in relation to ScoutCam and equity loss of USD 615 thousand in relation to Paraziro. For the operating results of Scoutcam and Paraziro, refer to note 4C and 4M.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – SEGMENTS: (continued)

The table set forth other information of the Group: (continued)

	December 31, 2021
	Corporate	E-commerce	Online Event Management		Others		Adjustments and eliminations	Total
	USD in thousands

Total segments’ assets	33,695	7,412	9,357	*	11,692	**	(2,926)	59,730

Total segments’ liabilities	(1,571)	(6,159)	(4,282)		(399)		4,114	(8,297)

*	Includes an investment accounted for using the equity method of USD 4,867 thousand in relation to Gix Internet. For additional information in relation to assets and liabilities of Gix Internet refer to note 4F.

**	Includes an investment accounted for using the equity method of USD 10,735 thousand in relation to ScoutCam. For additional information in relation to assets and liabilities of ScoutCam refer to note 4C.

The table set forth the operating results of the Group:

	Year ended December 31, 2021
	Corporate	E-commerce	Online Event Management	Others	Adjustments and eliminations	Total
	USD in thousands

External revenue	2,400	6,509	1,185	24	-	10,118

Segment results – operating income (loss)	(2,271)	(932)	(3,229)*	(3,531)**	68	(9,895)

Non-operating income	2,509	-	-	494	11,390 ***	14,393

Finance income (loss)	555	(629)	(206)	(15)	(52)	(347)

Profit (Loss) before taxes on income	793	(1,561)	(3,435)	(3,052)	11,406	4,151

Tax benefit (expense) on income	-	21	-	-	(126)	(105)

Segment results – profit (loss)	793	(1,540)	(3,435)	(3,052)	11,280	4,046

*	Includes equity loss of USD 823 thousand in relation to Gix Internet. For the operating results of Gix Internet, refer to note 4F.

**	Includes equity loss of USD 1,402 thousand in relation to ScoutCam. For the operating results of Scoutcam, refer to note 4C.

***	Includes gain of USD 11,465 thousand upon loss of control in ScoutCam, refer to note 4C.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – ENTITY LEVEL DISCLOSURES:

a.	Revenues by geographical area (based on the location of customers):

	Year ended on December 31,
	2022	2021	2020
	USD in thousands
USA	52,129	6,307	418
Europe	21,897	127	41
Israel	15,266	1,183	45
Asia	2,108	2,400	24
Other	458	101	3
	91,858	10,118	531

b.	All of the Group’s long-lived assets are located in Israel.

c.	Major customers

Set forth below is a breakdown of Company’s revenue by major customers (major customer –revenues from these customers constitute at least 10% of total revenues in a certain year):

	Year ended on December 31,
	2022	2021	2020
	USD in thousands
Customer A	-	-	383

Customer B	-	2,400	24

Customer C	16,919	-	-

Customer D	16,468	-	-

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – EVENT SUBSEQUENT TO DECEMBER 31, 2022:

1.	In February 2023 the Company and other lenders, signed a convertible loan agreement with Polyrizon Ltd.in the amount of USD 180 thousand, of which the company loan amounted to USD 80 thousand. The loan bears 4% annual interest rate. The loan will be automatically converted to shares in a case of issuance securities of a financing round of at least USD 500 thousand, in a discount of 20%.

2.	On February 16, 2023, the Company made an investment in A.I Technologies of USD 81 thousand and holds 4.99% as of the filing date of these financial statements.

3.	On January 26, 2023, Gix Internet acquired an additional 10% of Cortex, increasing its holdings to 80% of the share capital of Cortex on a fully diluted. The subsequent purchase was completed at a valuation of Cortex of approximately USD 27 million in exchange for consideration consisting of USD 2.6 million in cash. The subsequent purchase was financed by Gix Media’s existing cash balances and by a long-term bank loan received on January 17, 2023, in the amount of USD 1,500 thousand which will be repaid in 42 monthly payments at an annual interest rate of SOFR + 5.37%.

4.	On March 21, 2023, ScoutCam Inc. completed a private placement to existing stockholders, of 3,294,117 units, at a purchase price of USD 4.25 per unit, with each unit consisting of one share of Scoutcam’s common stock and one three-year warrant to purchase one share of Scoutcam’s common stock at an exercise price of USD 5.50 per share. The private placement was led by existing investors Mori Arkin, the Phoenix Insurance Company Ltd and Shotfut Menayot Israel – Phoenix Amitim. Following the private placement, the company held 18.45% in ScoutCam.

5.	On February 23, 2023, Jeffs’ Brands Ltd. and Jeffs’ Brands Holdings Inc., entered into a stock purchase agreement (the “Wellution Agreement”), with SciSparc Ltd. (“SciSparc”), pursuant which, on March 22, 2022, Jeffs’ Brands Holdings acquired from SciSparc 57 shares of common stock of SciSparc Nutraceuticals Inc. (“SciSparc Nutraceuticals”), a wholly-owned subsidiary of SciSparc that owns and operates Wellution , a top-selling Amazon food supplements and cosmetics brand, representing approximately 49% of the issued and outstanding common stock of SciSparc Nutraceuticals, for approximately USD 2.5 million in cash (the “Wellution Transaction”). On March 22, 2023, Jeffs’ Brands Ltd., Jeffs’ Brands Holdings and SciSparc entered into Addendum No. 1 to the Wellution Agreement, or the Addendum, to provide for an additional amount of USD 489 thousand, representing adjustments related to inventory and working capital, to be paid to SciSparc in five equal installments of USD 98 thousand on the tenth day of each consecutive calendar month, beginning in May 2023. Also pursuant to the SciSparc SPA, in connection with the closing of the SciSparc Nutraceuticals Joint Venture, on March 22, 2023, Jeffs’ Brands entered into a consulting agreement with SciSparc Nutraceuticals (the “SciSparc Consulting Agreement”), pursuant to which Jeffs’ Brands will provide management services to SciSparc Nutraceuticals for the WellutionTM brand for a monthly fee of USD 20 thousand and Jeffs; Brands received a one-time signing bonus in the amount of USD 51 thousand. The SciSparc Consulting Agreement is for an undefined period of time and may be terminated by either party with 30 days advance notice.

Also pursuant to the Wellution Agreement, in connection with the closing of the Wellution Transaction, on March 22, 2023, Jeffs’ Brands issued 247,415 of its Ordinary Shares to SciSparc and SciSparc issued 360,297 of its Ordinary Shares to Jeffs’ Brands in a share exchange (collectively, the “Exchange Shares”), representing 2.97% and 4.99%, respectively, of Jeffs’ Brands’ and SciSparc’s issued and outstanding ordinary shares. The number of Exchange Shares acquired by each company was calculated by dividing USD 288,238 by the average closing price of the relevant company’s shares on the Nasdaq Capital Market for the 30 consecutive trading days ending on the third trading day immediately prior to the closing.

MEDIGUS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – EVENT SUBSEQUENT TO DECEMBER 31, 2022: (continued)

6.	On March 2, 2023, Jeffs’ Brands entered into a share purchase agreement (the “Fort SPA”), with the holders (the “Sellers”), of all of the issued and outstanding share capital of Fort, a company incorporated under the laws of England and Wales and engaged in the sale of pest control products primarily through Amazon.uk, pursuant to which on March 9, 2023, Jeffs’ Brands acquired all of the issued and outstanding share capital of Fort, for approximately £2,000 thousand (approximately USD 2,400 thousand) in cash (the “Fort Acquisition”). The Fort SPA provides that for a period of three years from closing, the Sellers will not compete with Fort’s business.

Also, in connection with the Fort Acquisition, on March 9th, 2023, Jeffs’ Brands and Fort entered into settlement agreements with all of Fort’s employees, including the Sellers, by which such employees’ employment with Fort will terminate three months following March 9, 2023 and certain other customary conditions. During this three-month period, Jeffs’ Brands intends to carry out operational changes in Fort’s business that will allow Fort to wind down the activities conducted in its leased warehouse and to move all such operations to warehouses operated by Amazon. In connection with the closing of the acquisition, on March 9th, 2023, Jeffs’ Brands and the Sellers entered into a consulting agreement, pursuant to which the Sellers will provide Jeffs’ Brands with consultancy services for a period of three months, in consideration for a monthly fee of £2,500 (approximately USD 3 thousand).

7.	On March 16, 2023, the Company signed an amendment to the option sale agreement by and between the Company and Buffalo Investment Ltd. (“Buffalo”) dated as of December 7, 2021 (the “Amendment” and the “Buffalo Agreement”), according to which Buffalo and Pure Capital Ltd. shall transfer to the Company shares of Hydreight Technologies Inc., Viewbix Inc., SciSparc Ltd. (“SciSparc”), ClearMind Medicine Inc. and Colugo Systems Ltd., instead of a transfer of 135,000 shares of SciSparc worth USD 817 thousand which was originally agreed under the Buffalo Agreement. The aggregated value of the shares transferred under the Amendment is USD 937 thousand reflecting USD 817 thousand plus compensation worth of USD 130 thousand.

8.	On March 28, 2023, the company signed a security exchange agreement with Fuel Doctor to sell all its shares in its wholly owned subsidiary, Charging Robotics to Fuel Doctor. As part of the exchange agreement, Fuel Doctor will acquire all of the issued and outstanding shares of Charging Robotics, on a fully diluted basis and as a result Charging Robotics will become a wholly owned subsidiary of Fuel Doctor. In exchange for all of its shares in Charging Robotics, the company received such number of newly issues shares of Fuel Doctor’s common stock equal to 60% of the total number of shares of Fuel Doctor’s common stock issued and outstanding as of the closing on a fully diluted basis. Subject to several pre-determined milestones, the company might increase its holding in Fuel Doctor up to 71%.

9	On April 13, 2022, the Company acquired 19.9% of Metagramm Software Ltd. (“Metagramm”), an innovative AI, machine learning (ML) communication and grammar assistant software. In return, The Company paid Metagramm USD 250 thousand in Company’s common shares. In addition, the Company will extend Metagramm a loan in the amount of USD 250 thousand in three instalments, the first instalment of which will be granted at closing. The loan will be repaid from Metagramm’s existing and future profits and is secured by the shares of all other current Metagramm shareholders.

10	During February and March 2023, Cortex distributed dividends in an aggregated amount of approximately USD 1,039 thousand (approximately NIS 3.03 million) to non-controlling interest. In addition, Gix Media distributed a dividend in an aggregated amount of approximately USD 130 thousand (approximately NIS 432 thousand).