Form 20-F
period 2023-12-31
XYLO TECHNOLOGIES LTD
filed 2024-04-22
CIK 1618500

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-37381

Xylo Technologies Ltd.

(Exact name of Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

10 Hanechoshet, Tel-Aviv 6971072, Israel

(Address of principal executive offices)

Tali Dinar

10 Hanechoshet, Tel-Aviv 6971072, Israel Tel: +972-3-689-9124

Fax: +972-8-853-8194

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing fifteen (15) Ordinary Shares(1)	XYLO	Nasdaq Capital Market
Ordinary Shares, no-par value (2)

(1)	Evidenced by American Depositary Receipts.

(2)	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023: 27,989,465 Ordinary Shares, no par value per share.

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

Item 17 ☐        Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐        No ☒

i

INTRODUCTION

Certain Definitions

In this annual report, unless the context otherwise requires:

●	references to “ADS” refer to American Depositary Shares, each representing fifteen (15) Ordinary Shares.

●	references to the “Companies Law” refer to the Israeli Companies Law, 5759-1999, as amended.

●	references to “endoscopy” refer to a medical procedure which is used to diagnose or treat various diseases using an endoscope (a flexible tube which contains lighting features, imaging features and a system used to direct the endoscope within bodily systems).

●	references to “Fuel Doctor” refer to Fuel Doctor Holdings, Inc., a company incorporated under the laws of the State of Delaware, a majority owned subsidiary of the Company.

●	references to “Eventer” refer to Eventer Technologies Ltd., a company incorporated under the laws of the State of Israel, a majority subsidiary of the Company.

●	references to “GERD IP” refer to GERD IP, Inc., a corporation incorporated under the laws of the State of Delaware, a majority owned subsidiary of the Company

●	references to “Gix Internet” refer to Gix Internet Ltd. (formerly known as Algomizer Ltd.), a public company incorporated under the laws of the State of Israel, a subsidiary of the Company.

●	references to “Group” refer to the Company and its consolidated subsidiaries, which are Jeffs’ Brands, Fuel Doctor, GERD IP, Gix Internet and Eventer.

●	references to “Jeffs’ Brands” refer to Jeffs’ Brands Ltd., a company incorporated under the laws of the State of Israel.

●	references to “Xylo Technologies,” the “Company,” the “Registrant,” “us,” “we” and “our” refer to Xylo Technologies Ltd. (formerly known as Medigus Ltd.), an Israeli company.

●	references to “MUSE™” refer to the Medigus Ultrasonic Surgical Endostapler, the trade name of an endoscopy system developed by the Company which is intended as a minimally invasive treatment for Gastroesophageal Reflux Disease, or GERD.

●	references to “NIS” refer to New Israeli Shekels, the Israeli currency.

●	references to “Ordinary Shares,” “our shares” and similar expressions refer to the Company’s Ordinary Shares, of no par value per share.

●	references to “Polyrizon” refer to Polyrizon Ltd., a company incorporated under the laws of the State of Israel, a minority owned entity of the Company.

●	references to “Pro” refer to Smart Repair Pro, Inc., a corporation incorporated under the laws of the State of California.

●	references to the “SEC” refer to the United States Securities and Exchange Commission.

●	references to “Odysight.ai” (formerly known as “ScoutCam Inc.”) refer to Odysight.ai Inc., a company incorporated under the laws of State of Nevada, a previously minority owned subsidiary of the Company.

On April 1, 2024, we changed our name from “Medigus Ltd.” to “Xylo Technologies Ltd.” and therefore all such references in this Annual Report have been changed to reflect our new name. Additionally, in connection with the name change, on April 18, 2024, we changed our trading symbol with Nasdaq from “MDGS” to “XYLO.”

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	recent material changes in our strategy;

●	we have a history of operating losses, we may incur additional losses in the future and our ability to grow sales and achieve profitability are unpredictable;

●	we will need additional funding. If we are unable to raise capital, we will be forced to reduce or eliminate our operations;

●	the overall global economic and macroeconomic environment;

●	our ability to freely operate our business;

●	certain of our subsidiaries’ dependencies on key employees;

●	changing laws, regulations, standards and contractual obligations related to privacy, data protection and data security and our and our subsidiaries’ ability to comply with them;

●	Gix Internet’s performance;

●	Eventer’s commercial success;

●	conditions in Israel, including the ongoing war between Israel and Hamas, and other conflicts in the region;

●	our ability to sell or license our MUSE™ technology;

●	our ability to secure and maintain intellectual property protections;

●	patent and other intellectual property litigation that could be costly, result in the diversion of management’s attention, require us to pay damages and force us to discontinue selling our products;

●	disruptions to the Group’s information technology systems due to cyber-attacks or the Group’s failure to upgrade and adjust our information technology systems, may materially impair the Group’s operations, hinder our growth and materially and adversely affect our business and results of operations;

●	regulatory reforms may adversely affect our ability to sell our products profitably;

●	if we fail to comply with the extensive government regulations relating to our business, we may be subject to fines, injunctions and other penalties that could harm our business;

●	raising additional capital by issuing securities may cause dilution to existing shareholders;

●	increased attention to, and evolving expectations for, environmental, social, and governance (ESG) initiatives could adversely impact our business;

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

Readers are urged to carefully review and consider the various disclosures made throughout this annual report on Form 20-F, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

In addition, the section of this Annual Report on Form 20-F entitled “Item 4. Information on the Company” contains information obtained from independent industry and other sources that we have not independently verified. You should not put undue reliance on any forward-looking statements. The forward-looking statements made in this Annual Report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report to reflect events or circumstances after the date of this Annual Report or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

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

Risks Related to Our Business

Starting in 2019, we made material changes to our business strategy. We cannot guarantee that any of these changes will result in any value to our shareholders.

Since 2019, we have materially changed our business model, adjusted our exclusive focus on the medical device industry to include other industries, abandoned our strategy to commercialize the MUSE™ system, sold our holdings in Odysight.ai. and diversified our investments into new markets and industries. In addition to the medical field, we entered the electric vehicle field. We also invested in different internet-related markets, specifically e-commerce and online advertising. Additionally, we have begun investing in real estate. As a result of these changes, we have acquired substantial stakes in a number of ventures, including but not limited to online business activities such as ad-tech, e-commerce, drone technology and online event management. We cannot guarantee that these strategic decisions will derive the anticipated value to our shareholders, or any value at all.

We have a history of operating losses, we may incur additional losses in the future and our ability to grow sales and achieve profitability is unpredictable.

As of December 31, 2023, we had an accumulated deficit of $101.6 million and incurred total operating loss of approximately $23.3 million in the year ended on December 31, 2023, and total operating losses of approximately $13.8 million in the year ended December 31, 2022. Our losses have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital. Any failure to achieve and maintain profitability would continue to have an adverse effect on our shareholders’ equity and working capital and could result in a decline in our share price or cause us to cease operations.

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

During the year ended December 31, 2023, the Group incurred loss of $21.7 million mainly due to operating loss from our consolidated financial reports of approximately $23.3 million and a negative cash flow from operating activities of approximately $6.2 million. Furthermore, in recent years, the Group has suffered recurring losses from operations, negative cash flows from operating activities and has an accumulated deficit of $101.6 million as of December 31, 2023.

As of December 31, 2023, we had a total cash and cash equivalents balance and short term deposits of approximately $9.4 million. Our management expects that we will continue to generate operating losses. Our management plans to continue to fund its operations primarily through utilization of its financial resources. In addition, we may raise additional capital or realize some of our investments in other entities in order to fund our operating needs. Our management is of the opinion that based on our current operating plan it will be able to carry out its plan for more than a year after the issuance date of this Annual Report on Form 20-F. However, we anticipate that we are likely to continue to incur significant losses for at least the next year. There is no assurance however, that we will be successful in obtaining the level of financing needed for our operations. If we are unable to obtain additional sufficient financing our business and results of operations will be materially harmed.

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

Our operating businesses are subject to normal economic cycles affecting the general economy or the specific industries in which they operate. Negative conditions in the general economy, including significant inflation, rising interest rates, financial and credit market fluctuations, international trade relations, political turmoil, geopolitical conflicts such as the military conflict between Russia and Ukraine, natural catastrophes, regional or global outbreaks of contagious diseases, warfare and terrorist attacks, could cause a decrease in business investments and could produce a material adverse effect on one or more of our subsidiaries. Extreme volatility in financial markets, has adversely impacted and may continue to adversely impact our share price and our ability to access capital markets. To the extent that access to the capital markets is restricted or the cost of funding increases, our operations could be adversely affected.

Certain of our subsidiaries rely on key employees and highly skilled personnel, and, if they are unable to attract, retain or motivate qualified personnel, they may not be able to operate their business effectively.

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

In addition to the GDPR, the European Commission has another draft regulation in the approval process that focuses on a person’s right to conduct a private life. The proposed legislation, known as the Regulation of Privacy and Electronic Communications, or ePrivacy Regulation, would replace the current ePrivacy Directive. Originally planned to be adopted and implemented at the same time as the GDPR, the ePrivacy Regulation is still being negotiated. Although it remains under debate, the proposed ePrivacy Regulation may further raise the bar for the use of cookies, and the fines and penalties for breach may be significant and could affect our services, business and revenues. We cannot yet determine the impact such future laws, regulations and standards may have on our business.

In addition, the U.K.’s General Data Protection Regulation (the “UK GDPR”), imposes robust obligations for the collection, control, use, sharing, disclosure and other processing of personal data and contains documentation and accountability requirements for data protection compliance. The UK GDPR exposes us to two parallel regimes (GDPR and UK GDPR), each of which authorizes similar fines and may subject us to increased compliance risk based on differing, and potentially inconsistent or conflicting interpretation and enforcement by regulators and authorities (particularly, if the laws are amended in the future in divergent ways). Failure to comply with these obligations can result in significant fines and other liability under applicable law. In particular, under the GDPR, fines of up to EUR 20 million (or GBP 17.5 million under the UK GDPR) or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. The GDPR requirements apply not only to third-party transactions, but also to transfers of data between us and our subsidiaries, including employee data. Because our services are accessible worldwide, certain foreign jurisdictions may claim that we are required to comply with their laws, including in jurisdictions where we have no local entity, employees or infrastructure.

On November 1, 2022, the Digital Markets Act, (the “DMA”), entered into force and on November 16, 2022, the Digital Services Act (the “DSA”), followed. For the DSA, most provisions became applicable on February 17, 2024. The DSA and the DMA focus on creating a safer digital space, protecting fundamental rights of all users of digital services, and establishing a level playing field for businesses and consumers with regards to online platforms. As further guidance is issued and interpretation of both the DSA and the DMA evolves, it is difficult to assess the impact of the DSA and DMA on our and our subsidiaries’ business or operations, but, to the extent applicable, it may require us to modify our practices and policies and we could incur substantial costs as a result.

Additionally, legal developments in Europe in recent years, have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States. On June 27, 2021, the European Commission published a new set of modular standard contractual clauses (the “New SCCs”). The New SCCs must be used for all relevant transfers of personal data outside the EEA (since December 27, 2022) and organizations must ensure that all new and existing contracts involving the transfer of personal data outside the EEA contain New SCCs and, for transfers out of the UK, the International Data Transfer Agreement (“IDTA”) or the UK Addendum to the New SCCs. In addition to the use of a valid data transfer mechanism, transfer impact assessments must be carried out in respect of planned transfers of personal data from the EEA/UK to third countries including the U.S., and failure to do so may expose us to further compliance risk. The Court of Justice of the European Union (“CJEU”) decision also cast doubt over the effectiveness of the SCCs. The European Data Protection Board, which subsequently issued a revised set of SCCs for organizations to utilize, released their comments on the supplementary measures that can be used to ensure a sufficient level of data protection when transferring personal data. The comments indicated that organizations need to perform a data transfer impact assessment to evaluate the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals, and that additional measures and/or contractual provisions may need to be put in place. However, the nature of these additional measures is currently uncertain. Additionally, recent legal developments in EU have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States and other non-adequate jurisdictions. The EU-U.S. Data Privacy Framework (EU-U.S. DPF), the UK Extension to the EU-U.S. Data Privacy Framework (UK Extension to the EU-U.S. DPF), and the Swiss-U.S. Data Privacy Framework (Swiss-U.S. DPF) were developed to facilitate transatlantic commerce by providing U.S. organizations with reliable mechanisms for personal data transfers to the United States from the European Union / European Economic Area, the United Kingdom (and Gibraltar), and Switzerland that are consistent with EU, UK, and Swiss law. On July 10, 2023, the European Commission adopted its adequacy decision for the EU-U.S. DPF. The adequacy decision concludes that the United States ensures an adequate level of protection – compared to that of the EU - for personal data transferred from the EU to US companies participating in the EU-U.S. DPF. On October 12, 2023, the UK Extension to the EU-U.S. DPF, known as the UK-US Data Bridge, took effect, allowing the transfers of personal data from the United Kingdom (UK) to the US without the need of having additional mechanism or safeguards in place.

Further, the European Commission regularly re-examines its adequacy decisions, including its Decision 2011/61/EU regarding the adequacy of Israeli law. On January 15, 2024, the European Commission successfully concluded its review of 11 existing adequacy decisions. These decisions had been adopted under the EU data protection legislation that preceded the GDPR. The European Commission finds that personal data transferred from the European Union to Andorra, Argentina, Canada, Faroe Islands, Guernsey, the Isle of Man, Israel, Jersey, New Zealand, Switzerland and Uruguay, continues to benefit from adequate data protection safeguards. Therefore, the adequacy decisions adopted for these eleven countries and territories remain in place and data can continue to flow freely to these jurisdictions. In addition, while the European Commission adopted an adequacy decision for the UK on June 28, 2021, allowing the continued flow of personal data from the EEA to the UK, this decision will automatically expire in June 2025 unless the European Commission re-assesses and renews or extends that decision. The decision will be regularly reviewed by the European Commission going forward and may be revoked if the UK diverges from its current data protection laws and the European Commission deems the UK to no longer provide adequate protection of personal data.

Additionally, in June 2018, California passed the California Consumer Privacy Act, or CCPA, which provides new data privacy rights for California consumers and new operational requirements for covered companies. Specifically, the CCPA provides that covered companies must provide new disclosures to California consumers and afford such consumers new data privacy rights that include the right to request a copy from a covered company of the personal information collected about them, the right to request deletion of such personal information, and the right to request to opt-out of certain sales of such personal information. The California Attorney General can enforce the CCPA, including seeking an injunction and civil penalties for violations. The CCPA also provides a private right of action for certain data breaches expected to increase data breach litigation. The CCPA may require us to modify our data practices and policies and to incur substantial costs and expenses in order to comply. On November 3, 2020, California voters passed the California Privacy Rights Act into law, which took effect in January 2023 and significantly expands the CCPA, including by introducing additional obligations such as data minimization and storage limitations, granting additional rights to consumers. The CCPA may increase our compliance costs and potential liability. More generally, some observers have noted the CCPA could mark the beginning of a trend toward more stringent United States state and federal privacy legislations, which could increase our potential liability and adversely affect our business. Additional U.S. states have implemented, or are in the process of implementing, similar new laws or regulations (for example, the Virginia Consumer Data Protection Act (“VCDPA”), which took effect on January 1, 2023, and the Colorado Privacy Act (“CPA”), which took effect on July 1, 2023, Connecticut Data Privacy Act (“CDPA”) which took effect on July 1, 2023 Utah Consumer Privacy Act (“UCPA”) which took effect on December 31, 2023) that impose new privacy rights and obligations that resemble the CCPA. More generally, some observers have noted that the CCPA, VCDPA, CPA, CDPA and UCPA could mark the beginning of a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business.

Moreover, other federal laws have been enacted. For example, the Children’s Online Privacy Protection Rule that restricts online service providers’ collection of user data on minors as well as distribution of materials deemed harmful to minors. In many respects, these state laws focus on advertising activities, mandating that businesses that engage in certain advertising uses of consumer personal data to offer and honor an opt-out of such activities, including, in some states, through browser or device-based preference signals. These state privacy laws also provide consumers other rights, such as to access, correct or delete their personal data (subject to certain limitations), opt out of certain processing of their personal data, and impose special rules on the collection of data from minors, as well as transparency and data governance obligations. Additionally, new state privacy laws (including, privacy laws, social media regulations, children online data laws and data broker laws) are expected to become effective in 2024, including privacy laws in Florida, Oregon, Texas, and Montana, and additional states are expected to follow in future years. There are also a number of legislative proposals pending before the U.S. Congress and various state legislative bodies concerning various data protection topics, including, privacy, children data, data brokers, which could affect us. The abovementioned laws, regulations and decisions could impact our services, business operations, practices, products, or our ability to receive information necessary to conduct our business.

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

On January 15, 2024, the European Commission successfully concluded its review of 11 existing adequacy decisions. These decisions had been adopted under the EU data protection legislation that preceded the GDPR. The European Commission finds that personal data transferred from the European Union to Andorra, Argentina, Canada, Faroe Islands, Guernsey, the Isle of Man, Israel, Jersey, New Zealand, Switzerland, and Uruguay, continues to benefit from adequate data protection safeguards. Therefore, the adequacy decisions adopted for these eleven countries and territories remain in place and data can continue to flow freely to these jurisdictions.

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

While it is generally the laws of the jurisdiction in which our business is located apply, there is a risk that data protection regulators of other countries may seek jurisdiction over our remotely activities in locations in which we process data of our customers, but do not have an operating entity. Where the local data protection and privacy laws of a jurisdiction apply, we may be required to register our operations in that jurisdiction or make changes to our business so that personal data is only collected and processed in accordance with applicable local law. In addition, because our services are accessible worldwide, certain foreign jurisdictions may claim that we are required to comply with their privacy and data protection laws, including in jurisdictions where we have no local entity, employees, or infrastructure. In such cases, we may require additional legal review and resources to ensure compliance with any applicable privacy or data protection laws and regulations. In addition, in many jurisdictions there may in the future be new legislation that may affect our business and require additional legal review. Additionally, if third parties we work with violate applicable laws, regulations, or contractual obligations, such violations may put our users’ data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

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

Gix Internet’s success also depends, in part, on its ability to compete for a share of available advertising/marketing expenditures as more traditional offline and emerging media companies continue to enter the digital advertising market, as well as on the continued growth and acceptance of digital advertising generally. If for any reason digital advertising is not perceived as effective (relative to traditional advertising), web browsers, software programs and/or other applications that limit or prevent advertising from being displayed become commonplace and/or the industry fails to effectively manage click fraud, the market for digital advertising will be negatively impacted. Any lack of growth in the market for digital advertising could adversely affect its business, financial condition, and results of operations.

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

Gix Internet depends on supply sources to provide it with an advertising inventory in order for it to deliver advertising campaigns in a cost-effective manner.

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

Gix Internet’s main customers represented approximately 87% and 68% of its consolidated revenue for the years ended December 31, 2023, and 2022, respectively on a pro forma basis. It is likely that Gix Internet will depend on a relatively small number of customers for a significant portion of its revenue in the future. If a top customer fails to pay Gix Internet, cash flow from operations would be impacted and its operating results and financial condition could be harmed. Additionally, if Gix Internet were to lose a material customer, it may not be able to offer its services at similar utilization or pricing levels and such loss could have an adverse effect on its business until the services are offered at similar utilization or pricing levels.

Gix Internet’s search platform depends heavily upon revenue generated from a material agreement with one Major Customer (the “Major Customer”), and any adverse change in that agreement could adversely affect its business, financial condition and results of operations.

Gix Internet is highly dependent on the material agreement with its Major Customer. If this material agreement is terminated or substantially amended (not on favorable terms), Gix Internet would experience a material decrease in its revenue or the profits it generates and would be forced to seek alternative customers, at less competitive terms or accelerate the business it has with the other customers. There are few companies in the market that provide internet search and search advertising services with whom Gix Internet can directly engage in the same manner which we are engaged with its Major Customer. Such companies are substantially the only participants in western markets, and competitors do not offer as much coverage through sponsored links or searches. Gix Internet may divert its operations and user traffic to other third-party partners which provide search feed to search engines, however Gix Internet cannot guarantee that it will be successful. If Gix Internet fails to quickly locate, negotiate and finalize alternative arrangements or otherwise expedite current operations it has with such alternative search providers, or if it does, but the alternatives do not provide for terms that are as favorable as those currently provided and utilized, it would experience a material reduction in its revenue and, in turn, its business, financial condition and results of operations would be adversely affected.

Reliance upon material suppliers may adversely affect Gix Internet’s revenue and operating results.

Gix Internet is dependent on certain material suppliers and service providers for some of the services it renders. In certain cases, Gix Internet relies on a single supplier and/or service provider for the services it offers its customers. In most cases Gix Internet does not have long term contracts with these suppliers, and even in the cases where it does, the contracts include significant qualifications that would make it extremely difficult for it to force the supplier or service provider to provide it with their services, should they choose not to do so. Gix Internet is therefore subject to the risk that these third-parties it works with will not be able or willing to continue to provide it with services that meet its specifications, quality standards and delivery schedules. Factors that could impact these third parties’ willingness and ability to continue to provide Gix Internet with the required services include disruption at or affecting their facilities, such as work stoppages or natural disasters, adverse weather or other conditions that affect their supply, their financial conditions and / or deterioration in its relationships with these third parties. In addition, Gix Internet cannot be sure that it will be able procure the services its needs on satisfactory terms. Any increase in costs could reduce Gix Internet’s revenues and harm its gross margins. In addition, any loss of a material supplier and / or service provider may permanently cause a change in one or more of Gix Internet’s services that may not be accepted by its customers or cause it to eliminate that product altogether.

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

Gix Internet’s success is dependent on the preferences of consumers, internet users and advertisers.

Gix Internet’s services rely on the digital devices used by consumers and users. To the extent that users change their consumption habits, or to the extent that traffic does not grow, its activities may decrease and its business operations could be harmed.

A change in advertisers’ preferences could also affect Gix Internet’s operations. Advertisers may change their preferences relating to their willingness to work with certain technologies and certain advertising platforms, which could reduce Gix Internet’s activities and harm its business operations.

A loss of the services of Gix Internet’s technology vendors could adversely affect the execution of its business strategy.

Should some of Gix Internet’s technology vendors terminate their relationship with Gix Internet, Gix Internet’s ability to continue the development of some of its platforms could be adversely affected, until such time that Gix Internet finds adequate replacement for these vendors, or until such time that it can continue the development on its own.

The report of Gix Internet’s independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about its ability to continue as a going concern, which could prevent it from obtaining new financing on reasonable terms or at all.

The report of Gix Internet’s independent registered public accounting firm on its audited consolidated financial statements for the year ended December 31, 2023, contains an explanatory paragraph regarding substantial doubt about its ability to continue as a going concern. Gix Internet’s audited consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding its ability to continue as a going concern. This going concern opinion could materially limit Gix Internet’s ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on Gix Internet’s consolidated financial statements may include an explanatory paragraph with respect to its ability to continue as a going concern. Until Gix Internet’s can generate significant recurring cash flow, Gix Internet expects to satisfy its future cash needs through debt or equity financing. Gix Internet cannot be certain that additional funding will be available to it on acceptable terms, if at all. If funds are not available, Gix Internet may be required to delay or reduce the scope of its operations.

Risks Related to Gix Internet’s Competition

Gix Internet’s implementation and use of artificial intelligence technologies may not be successful, which may impair its ability to compete effectively, result in reputational harm and have an adverse effect on its business.

Gix Internet uses artificial intelligence technologies (“AI”) throughout its business and continuously attempts to improve its use of such technologies. For example, Gix Internet uses AI to translate articles from English into multiple languages on its content platform. As with many technological innovations, there are significant risks and challenges involved in developing, maintaining, and deploying these technologies and there can be no assurance that the usage of such technologies will always enhance Gix Internet’s products or services or be beneficial to its business, including to its efficiency or profitability. In addition, the market for AI is rapidly evolving and remains unproven in many industries, including Gix Internet’s own. Gix Internet cannot ensure that the market will continue to grow or that it will grow in the manner it anticipates.

Gix Internet is currently in various stages of development of its AI systems, and it may not be successful in such development in the face of novel and evolving technical, reputational and market factors. The development, maintenance and operation of Gix Internet’s artificial intelligence technologies are expensive and complex, and may involve unforeseen difficulties including material performance problems, undetected defects, or errors. Furthermore, Gix Internet uses third-party AI technologies or software, which may introduce significant risks to its cybersecurity as these could spread vulnerabilities, defects viruses, ransomware, or malware through our products and/or services across its supply chain and operations. Gix Internet may encounter technical obstacles, and it is possible that it may discover additional problems that may prevent its technologies from operating properly, which could adversely affect its business, customer relationships and reputation.

Gix Internet faces significant competition from other companies in its industry in relation to the development and deployment of AI. Those other companies may develop AI technologies that are similar or superior to Gix Internet’s and/or are more cost-effective and/or quicker to develop and deploy. If Gix Internet cannot develop, offer, or deploy new AI technologies as effectively, as quickly and/or as cost-efficiently as its competitors, Gix Internet could experience a material adverse effect on its operating results of operation, customer relationships and growth.

Risks Related to Data Protection Regulation

Gix Internet may not be able to protect its systems, technology, and infrastructure from cyberattacks.

Gix Internet relies on information technology systems to operate and manage its business and to process, maintain, and safeguard information, including information related to its customers, partners, and personnel. This information is stored and managed within its internal information technology infrastructure or, in certain instances, on platforms maintained by third-party service providers. These systems, whether operated internally or externally, may be subject to attacks by perpetrators of malicious technology-related events, such as the use of botnets, malware or other destructive or disruptive software, distributed denial of service attacks, phishing, attempts to misappropriate user information and other similar malicious activities. The incidence of events of this nature (or any combination thereof) is on the rise worldwide. Since the beginning of the war between Israel and Hamas which began on October 7, 2023, Israeli and Israeli associated companies have become more frequent targets of cyberattacks. As such, the risk of a cyberattack against Gix Internet’s platforms may become heightened. While Gix Internet continuously develops and maintains systems designed to detect and prevent events of this nature from impacting its platforms, Gix Internet has invested and continues to invest in these efforts. These efforts are costly and require ongoing monitoring and updating as technologies change and efforts to overcome preventative security measures become more sophisticated.

Any event of this nature that Gix Internet experiences could damage its systems, technology, or infrastructure, prevent Gix Internet from providing its services, compromise the integrity of its services, damage its reputation and/or be costly to remedy, as well as subject Gix Internet to investigations by regulatory authorities, fines and/or litigation that could result in liability to third parties.

As the regulatory framework for AI evolves, including with respect to unintentional bias and discrimination, Gix Internet’s business, financial condition, and results of operations may be adversely affected.

Gix Internet’s business increasingly relies on artificial intelligence technologies. The regulatory framework for this technology is rapidly evolving, and Gix Internet may not always be able to anticipate how to respond to these laws or regulations. Many federal, state, and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations governing the use of such technologies. There is also an increase in litigation in a number of jurisdictions, including the United States, relating to the development, security and use of artificial intelligence.

For example, in October 2023, President Biden issued the Executive Order on Safe, Secure and Trustworthy Artificial Intelligence (“The Order”) with the goal of promoting the “safe, secure, and trustworthy development and use of artificial intelligence in the United States.” The Order has established certain new standards for the training, testing and cybersecurity of sophisticated artificial intelligence models, and the Order has also instructed other federal agencies to promulgate additional regulations within certain timeframes from the date of the Order. Federal artificial intelligence legislation has also been introduced in the U.S. Senate. Such additional regulations may impact Gix Internet’s ability to develop, use and commercialize artificial intelligence and machine learning technologies in the future.

It is possible that the US artificial intelligence framework, along with the adoption of new laws and regulations in other jurisdictions, or the interpretation of existing laws and regulations, may affect the operation of Gix Internet’s platforms and services and the way in which it uses artificial intelligence, including with respect to how it trains its models, unintentional bias and discrimination. Failure to comply with such laws or regulations could subject Gix Internet to legal or regulatory liability. Further, the cost of complying with such laws or regulations could be significant and would increase Gix Internet operating expenses, which could adversely affect its business, financial condition and results of operations.

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

Eventer’s business depends on discretionary consumer and enterprise spending. Many factors related to corporate spending and discretionary consumer spending, including economic conditions affecting disposable consumer income such as unemployment levels, fuel prices, interest rates, changes in tax rates and tax laws that impact companies or individuals, and inflation can significantly impact Eventer’s operating results. Business conditions, as well as various industry conditions, including corporate marketing and promotional spending and interest levels, can also significantly impact Eventer’s operating results. These factors can affect attendance at online and offline events, advertising, and spending, as well as the financial results of venues, events, and the industry. Negative factors such as challenging economic conditions and public concerns over terrorism and security incidents, particularly when combined, can impact corporate and consumer spending and one negative factor can result in more than another. There can be no assurance that consumer and corporate spending will not be adversely impacted by current economic conditions or by any future deterioration in economic conditions, thereby possibly impacting Eventer’s operating results and growth. Eventer’s business was further impacted by the ongoing instability in the Middle – East, for more information please see risk factor “Conditions in Israel, including the ongoing war between Israel and Hamas, and other conflicts in the region, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues” below.

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

Eventer relies on third-parties to collect funds from ticket purchasers, remit payments to clients that manage events on its platform and hold funds in connection with ticket purchases. Although Eventer believes that by working with third parties, its operations comply with existing applicable laws and regulatory requirements related to escrow, money transmission, handling or moving of money, existing laws or regulations may change, and interpretations of existing laws regulations may also change.

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

Despite measures taken by Eventer to detect and reduce the risk of this kind of conduct, it cannot ensure that any of its measures will stop illegal or improper use of its platform. Eventer may receive complaints from users and other third parties concerning misuse of its platform in the future. Even if these claims do not result in litigation or are resolved in Eventer’s favor, these claims, and the time and resources necessary to resolve them, could divert the resources of Eventer’s management and materially and adversely affect its business, prospects, financial condition and results of operations.

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

Eventer’s operations involve the storage and transmission of artist and ticket purchaser data or information. Cyberattacks and other malicious internet-based activity continue to increase, and cloud-based platform providers of services are expected to continue to be targeted. Threats include traditional computer “hackers,” malicious code (such as viruses and worms), employee theft or misuse and denial-of-service attacks. Sophisticated nation-states and nation-state supported actors now engage in such attacks, including advanced persistent threat intrusions. The ticket sales solution included in Eventer’s platform stores credit card data and other customer personal information. Hackers and malicious actors may target Eventer in order to obtain credit card information. Despite significant efforts to create security barriers to such threats, it is virtually impossible for Eventer to entirely mitigate these risks. If Eventer’s security measures are compromised as a result of third-party action, employee or customer error, malfeasance, stolen or fraudulently obtained log-in credentials, or otherwise, Eventer’s reputation could be damaged, its business may be harmed, and it could incur significant liability. Eventer may be unable to anticipate or prevent techniques used to obtain unauthorized access or to compromise its systems because they change frequently and are generally not detected until after an incident has occurred. As Eventer relies on third-party and public-cloud infrastructure, it will depend in part on third-party security measures to protect against unauthorized access, cyberattacks, and the mishandling of customer data. A cybersecurity event could have significant costs, including regulatory enforcement actions, litigation, litigation indemnity obligations, remediation costs, network downtime, increases in insurance premiums, and reputational damage. Many companies that provide cloud-based services have reported a significant increase in cyberattack activity.

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

Jeffs’ Brands future success depends in large part upon the ability to, among other things:

●	manage inventory and supply chain effectively;

●	successfully develop, retain and expand our consumer product offerings and geographic reach;

●	compete effectively;

●	anticipate and respond to macroeconomic changes;

●	effectively manage growth;

●	hire, integrate and retain talented people at all levels of organization;

●	avoid interruptions in Jeffs’ Brands business from information technology downtime, cybersecurity breaches or labor stoppages;

●	maintain the quality of technology infrastructure; and

●	develop new features to enhance functionality.

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

Jeffs’ Brands is currently in the process of transitioning certain of Jeffs’ Brands business, operational and financial systems to systems on a scale reflecting the increased size, scope and complexity of their operations, and the process of migrating the legacy systems could disrupt our ability to timely and accurately process information, which could adversely affect results of operations and cause harm to Jeffs’ Brands reputation. As a result, Jeffs’ Brands may not be able to manage Jeffs’ Brands expansion effectively.

We believe that Jeffs’ Brands entrepreneurial and collaborative culture has been a major contributor to its success. Jeffs’ Brands may have difficulties maintaining such culture or adapting it sufficiently to meet the needs of Jeffs’ Brands future and evolving operations as it continues to grow, in particular as Jeffs’ Brands grows internationally.

In addition, Jeffs’ Brands expects to experience some challenges in developing and maintaining Jeffs’ Brands culture as a public company, with the attendant changes in policies, practices, and corporate governance and management requirements. Failure to successfully develop or maintain such a culture could have a material adverse effect on Jeffs’ Brands business, results of operations, financial condition and prospects.

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

Jeffs’ Brands relies on other information technologies and systems to operate its business and to maintain its competitiveness, and any failure to invest in and adapt technological developments and industry trends could hard its business.

Jeffs’ Brands depends on sophisticated information and systems, technology and systems used for websites and apps, customer service, logistics and fulfillment, supplier connectivity communications and administration. As its operations grow in size, scope and complexity, it will need to continuously improve and upgrade its systems and infrastructure to offer an increasing number of consumer-enhanced services, features and functionalities, while maintaining and improving the reliability and integrity of its systems and infrastructure.

Jeffs’ Brands future success also depends on its ability to assimilate different analytical tools as well as internal methodologies, including logistics and fulfillment platform which leverages, to meet rapidly evolving e-commerce trends and demands. The emergence of alternative platforms may require Jeffs’ Brands to continue to invest in new and costly technology. It may not be successful, or it may be less successful than its competitors, in adopting technologies that operate effectively across multiple e-commerce platforms, which would negatively impact its business and financial performance. New developments in other areas, such as cloud computing providers, could also make it easier for competitors to enter Jeffs’ Brands markets due to lower up-front technology costs. In addition, Jeffs’ Brands may not be able to maintain its existing systems or replace its current systems or introduce new technologies and systems as quickly or cost effectively as it would like. Failure to invest in and adapt to technological developments and industry trends may have a material adverse effect on its business, results of operations, financial condition and prospects.

Jeffs’ Brands relies on data provided by third parties, the loss of which could limit the functionality of its platforms, cause it to invest in the wrong product or disrupt its business.

Jeffs’ Brands uses third party software to determine market trends and what markets to enter into. Its ability to successfully use this software depends on its ability to analyze and utilize data, including search engine results, provided by unaffiliated third parties, primarily, Google and Amazon. Some of this data is provided to it pursuant to third-party data sharing policies and terms of use, under data sharing agreements by third-party providers or by customer consent. The majority of this data is sourced for free or for de minimis amounts. These sources of data allow Jeffs’ Brands, utilizing internal methodologies, to determine trends, performance and consumer sentiment on products and searches within e-commerce platforms. This functionality allows it to help determine which products to market, in some cases manufacture through contract manufacturers, import and sell on e-commerce marketplaces. The connection to multiple e-commerce platforms through application programming interfaces, or APIs, allows Jeffs’ Brands to develop the automation of the purchase of marketing and automate the change of pricing of product listings on those e-commerce platforms.

In the future, any of these third parties could change its data sharing policies, including making them more restrictive, charging fees or altering its algorithms that determine the placement, display and accessibility of search results and social media updates, any of which could result in the loss of, or significant impairment to, Jeffs’ Brands ability to collect useful data. These third parties could also interpret its’, or its service providers’, data collection policies or practices as being inconsistent with their policies, which could result in the loss of its ability to collect this data. Privacy concerns may cause end users to resist providing the personal data necessary to allow Jeffs’ Brands to determine market trends as well as our ability to effectively retain existing customers. Privacy advocacy groups and the technology and other industries are considering various new, additional or different self-regulatory standards that may place additional burdens on Jeffs’ Brands. Any such changes could impair its ability to use data and could adversely impact select functionality of our proprietary software, impairing our ability to use this data to anticipate customer demand and market trends, as well as adversely affecting Jeffs’ Brands business and its ability to generate revenue.

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

Maintaining and enhancing Jeffs’ Brands product listings is critical in expanding and growing its business. However, a significant portion of its perceived performance to the customer depends on third parties outside of its control, including suppliers and logistics providers such as FedEx, UPS, postal services and other third-party delivery agents and online retailers, mainly Amazon. Because Jeffs’ Brands agreements with its online retail partners are generally terminable at will, it may be unable to maintain these relationships, and its results of operations could fluctuate significantly from period to period. Because it relies on third party logistics companies, like FedEx, to deliver its products, it is subject to shipping delays or disruptions caused by inclement weather, natural disasters, labor activism, health epidemics or bioterrorism. In addition, because Jeffs’ Brands relies on national, regional and local transportation companies for the delivery of some of its other products, it is also subject to risks of breakage or other damage during delivery by any of these third parties. If these third parties do not meet its or its customers’ expectations, its brands may suffer irreparable damage. In addition, maintaining and enhancing Jeffs’ Brands current and future brands may require it to make substantial investments, and these investments may not yield sufficient returns. If it fails to promote and maintain its brands, or if it incurs excessive expenses in this effort, its business, operating results and financial condition may be materially adversely affected. We anticipate that, as its market becomes increasingly competitive, maintaining and enhancing its brands may become increasingly difficult and expensive. Maintaining and enhancing its brands will depend largely on its ability to anticipate market trends and customer demand and to provide high quality products to its customers and a reliable, trustworthy and profitable sales channel to its suppliers, which it may not be able to do successfully.

A substantial number of customer complaints or negative publicity about Jeffs’ Brands sites, products, delivery times, customer data handling and security practices or customer support, especially on blogs, social media websites or its sites, could rapidly and severely diminish consumer views of its products and result in harm to its brands. Customers may also make safety-related claims regarding products sold through its online retail partners, such as Amazon, which may result in an online retail partner removing the product from its marketplace. Such removal may materially impact its financial results depending on the product that is removed and the length of time that it is removed. Jeffs’ Brands also uses and relies on other services from third parties, such as its telecommunications services, and those services may be subject to outages and interruptions that are not within its control.

Jeffs’ Brands efforts to expand its business into new brands, products, services, technologies and geographic regions will subject it to additional business, legal, financial and competitive risks and may not be successful.

Jeffs’ Brands business success depends to some extent on its ability to expand its consumer offerings by launching new brands, products and services and by expanding its existing offerings into new geographic regions.

Jeffs’ Brands strategy is to use its skills to determine which markets to enter and optimize the mix of products and services that it offers.

Launching new brands, products and services requires significant upfront investments, including investments in marketing (namely digital marketing and PPC (Pay Per Click), information technology and additional personnel. Jeffs’ Brands operates in highly competitive industries with relatively low barriers to entry and must compete successfully in order to grow its business. Jeffs’ Brands may not be able to generate satisfactory revenue from these efforts to offset these costs. Any lack of market acceptance of its efforts to launch new brands, products or services or to expand its existing offerings could have a material adverse effect on its business, prospects, financial condition and results of operations. Further, as Jeffs’ Brands continues to expand our fulfillment capability or add new businesses with different requirements, its logistics networks will become increasingly complex and operating them will become more challenging. There can be no assurance that it will be able to operate its networks effectively.

Jeffs’ Brands has also entered and may continue to enter new markets and provide product offerings in which it has limited or no experience, which may not be successful or appealing to its customers.

The CPG industry is subject to evolving standards and practices, as well as changing consumer needs, requirements and preferences. Jeffs’ Brands’ ability to attract new customers and increase revenue from existing customers depends, in part, on its ability to enhance and improve its existing tools that enable us to pinpoint new markets and introduce new products. The success of any enhancements or new instruments depends on, in part, market-accepted pricing levels and overall market acceptance. Jeffs’ Brands may not be successful in these efforts, which could result in significant expenditures that could impact its revenue or distract management’s attention from current offerings.

Increased emphasis on the sale of new products could distract Jeffs’ Brands from sales of its existing products in existing markets, negatively affecting its overall sales. Jeffs’ Brands has invested and expects to continue to invest in new businesses, products, features, services and technologies. Such endeavors may involve significant risks and uncertainties, including insufficient revenue from such investments to offset any new liabilities assumed and expenses associated with these new investments, inadequate return of capital on our investments, distraction of management from current operations and unidentified issues not discovered in our due diligence of such investments that could cause it to fail to realize the anticipated benefits of such investments and incur unanticipated liabilities. Because these new strategies and offerings are inherently risky, no assurance can be given that they will be successful. Jeffs’ Brands new features or enhancements could fail to attain sufficient market acceptance for many reasons, including:

●	delays in introducing products in new markets;

●	failure to accurately predict market demand or end consumer preferences;

●	introduction of competing products;

●	poor financial conditions for our customers or poor general macroeconomic conditions;

●	changes in legal or regulatory requirements, or increased legal or regulatory scrutiny, adversely affecting our products;

●	failure of its brands and products digital promotion activities or negative publicity about the performance or effectiveness of its existing brands and products; and

●	disruptions or delays in the online retailers and, or in addition to, logistics providers distributing our products.

Shipping is a critical part of Jeffs’ Brands’ business and any changes in shipping costs or any interruptions in shipping could adversely affect its operating results.

If it is not able to negotiate acceptable pricing and other terms with vendors or if vendors experience performance problems or other difficulties, it could negatively impact its operating results and its customers’ experience. It is also subject to volatility in ocean freight rates that are driven, in part, by seasonality, capacity availability, and other factors, including fuel-related regulations affecting the shipping industry. In addition, its ability to receive inbound inventory efficiently and ship merchandise to clients may be negatively affected by inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war or terrorism, and similar factors. It is also subject to the risk of damage or loss during delivery by its shipping vendors. If its products are not delivered in a timely fashion or are damaged or lost during the delivery process, its customers could become dissatisfied and cease using its products or services, which would adversely affect its business and operating results.

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

We entered into a Licensing and Sale Agreement with Shanghai Golden Grand, or Golden Grand Agreement, for the know-how licensing and sale of goods relating to the Medigus Ultrasonic Surgical Endostapler (MUSE™) system in China, Hong Kong, Taiwan and Macao. The payment of a substantial amount of the consideration is contingent on achievement of certain milestones such as establishing a MUSE™ assembly line in China. In the event that we are not able to meet such milestones, due to various factors including natural disasters, public health crises, political crises and trade wars which are not under our control, our entitlement to the aggregate consideration under the agreement may be impaired. Until December 31, 2023, we recognized revenues of $2.4 million due to completion of 80% of the milestones.

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

U.S. patents and patent applications may be subject to interference proceedings, and U.S. patents may be subject to re-examination proceedings in the U.S. Patent and Trademark Office and the Federal courts. Foreign patents may be subject to opposition or comparable proceedings in the corresponding foreign patent offices and courts. Any of these proceedings could result in loss of the patent or denial of the patent application, or loss or reduction in the scope of one or more of the claims of the patent or patent application. Changes in either patent laws or in interpretations of patent laws may also diminish the value of our intellectual property or narrow the scope of our protection. Interference, re-examination and opposition proceedings may be costly and time consuming, and we, or the other parties from whom we might potentially license intellectual property, may be unsuccessful in defending against such proceedings. Thus, any patents that we own or might license may provide limited or no protection against competitors. In addition, our pending patent applications and those we may file in the future may have claims narrowed during prosecution or may not result in patents being issued. Even if any of our pending or future applications are issued, they may not provide us with adequate protection or any competitive advantages. Our ability to develop additional patentable technology is also uncertain.

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

In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. High-profile security breaches at other companies and in government agencies have increased in recent years, and security industry experts and government officials have warned about the risks of hackers and cyber-attacks targeting businesses such as ours. Computer hackers and others routinely attempt to breach the security of technology products, services and systems, and to fraudulently induce employees, customers, or others to disclose information or unwittingly provide access to systems or data. We can provide no assurance that the Group’s current IT system or any updates or upgrades thereto and the current or future IT systems of our distributors use or may use in the future, are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. Legislative or regulatory action in these areas is also evolving, and we may be unable to adapt the Group’s IT systems or to manage the IT systems of third parties to accommodate these changes. In the current environment, there are numerous and evolving risks to cybersecurity, data and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. High-profile security breaches at other companies and in government agencies have increased in frequency and sophistication in recent years. Moreover, geopolitical tensions, particularly the Hamas-Israel and the Russia-Ukraine conflicts, have contributed to a surge in cyber-attacks targeting Israeli companies and products globally, posing a threat to critical infrastructure. We have experienced and expect to continue to experience actual or attempted cyber-attacks of our IT networks. Although none of these actual or attempted cyber-attacks has had a material adverse impact on our operations or financial condition, we cannot guarantee that any such incidents will not have such an impact in the future.

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

Risks Related to Our Operations in Israel

Conditions in Israel, including the ongoing war between Israel and Hamas, and other conflicts in the region, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues.

We are incorporated under the laws of the State of Israel, and our employees, including management members, operate from our offices that are located in Tel Aviv, Israel. In addition, a number our officers and directors are residents of Israel. Accordingly, our business and operations are directly affected by economic, political, geopolitical and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s economic implications on our business and operations and on Israel’s economy in general. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing, for instance, a downgrade in Israel’s credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative” and the S&P Global lowered its long-term credit rating from AA- to A+, as well as a downgrade of its short-term credit ratings from A-1+ to A-1, with an outlook on the long-term ratings “negative”). which may have a material adverse effect on our Company and our ability to effectively conduct its operations.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Certain of our employees and consultants in Israel, in addition to employees of our service providers located in Israel, have been called, and additional employees may be called, for service in the current or future wars or other armed conflicts with Hamas and others, and such persons may be absent for an extended period of time. As a result, our operations may be disrupted by such absences, which disruption may materially and adversely affect our business and results of operations. Additionally, the absence of employees of our Israeli suppliers and contract manufacturers due to their military service in the current or future wars or other armed conflicts may disrupt their operations, which in turn may materially and adversely affect our ability to deliver or provide products and services to customers.

Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon also launched missile, rocket, drone and shooting attacks against Israeli military sites, troops and Israeli towns in northern Israel. In response to these attacked, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in Lebanon. Recently, Iran has directly joined the hostilities against Israel by firing hundreds of drones, ballistic missiles and guided missiles to Israel causing further uncertainty in the region. While currently no damages were registered in Israel from such attack, the situation is developing and could lead to additional wars and hostilities in the Middle East. It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank will join the hostilities. Such hostilities may include terror and missile attacks. In the event that our facilities are damaged as a result of hostile actions, or hostilities otherwise disrupt our ongoing operations, our ability to deliver or provide products and services in a timely manner to meet our contractual obligations towards customers and vendors could be materially and adversely affected. Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of certain direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

In addition, some countries around the world restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continue or increase. These restrictions may limit materially our ability to sell our products and provide our services to companies and customers in these countries. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods and services. Such efforts, particularly if they become more widespread, may materially and adversely impact our ability to sell and provide our products and services outside of Israel.

Furthermore, following Hamas’ attack on Israel and Israel’s security cabinet declaration of war against Hamas, the Houthi movement, which controls parts of Yemen, launched a number of attacks on marine vessels traversing the Red Sea, which marine vessels were thought to either be in route towards Israel or to be partly owned by Israeli businessmen. The Red Sea is a vital maritime route for international trade traveling to or from Israel. As a result of such disruptions, we may experience in the future delays in supplier deliveries, extended lead times, and increased cost of freight, increased insurance costs, purchased materials and manufacturing labor costs. The risk of ongoing supply disruptions may further result in delayed deliveries of our products.

Prior to the Hamas attack in October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. In response to such initiative, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets and other changes in macroeconomic conditions. The risk of such negative developments has increased in light of the recent Hamas attacks and the war against Hamas declared by Israel, regardless of the proposed changes to the judicial system and the related debate. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

Exchange rate fluctuations between foreign currencies and the U.S. Dollar may negatively affect our earnings.

Our reporting and functional currency is the U.S. dollar. Jeffs’ Brands and Gix Internet’s revenues are currently primarily payable in U.S. dollars, and we expect our future revenues to be denominated primarily in U.S. dollars. However, Eventer’s revenues and certain amount of our and Gix Internet’s expenses and investments are in NIS and as a result, we are exposed to the currency fluctuation risks relating to the recording of our expenses and Eventer’s revenues in U.S. dollars. We may, in the future, decide to enter into currency hedging transactions. These measures, however, may not adequately protect us from material adverse effects.

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

The competent courts of Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law. This exclusive forum provision is intended to apply to claims arising under Israeli Law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which federal courts would have exclusive jurisdiction. Such exclusive forum provision in our amended and restated articles of association will not relieve the Company of its duties to comply with federal securities laws and the rules and regulations thereunder, and shareholders of the Company will not be deemed to have waived the Company’s compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with the Company or its directors or other employees which may discourage lawsuits against the Company, its directors, officers and employees.

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

Risks Related to an Investment Our Securities

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2024 or in any subsequent year. If we are a PFIC, this may result in adverse U.S. federal income tax consequences for U.S. taxpayers that are holders of our securities.

We will generally be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value (generally determined on the basis of a quarterly average) produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Based on our anticipated income and the composition of our income and assets, we do not believe we were a PFIC for our 2023 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we were not a PFIC in 2023 and will not be a PFIC in 2024 or any other year, as our operating results for any such years may cause us to be a PFIC. If we were a PFIC in 2023, or are a PFIC in any subsequent year, and a U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of our securities will be subject to special rules. Under these rules: (1) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the securities; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. You may make a QEF election with respect to your Ordinary Shares or ADSs only if we furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information. U.S. shareholders who hold or have held our securities during a period when we were or are a PFIC will generally be subject to the foregoing rules unless we cease to be a PFIC and you make a “deemed sale” election with respect to our Ordinary Shares. If we are a PFIC in any year, U.S. shareholders may be subject to additional IRS filing requirements, including the filing of IRS Form 8621, as a result of directly or indirectly owning stock of a PFIC. U.S. shareholders are urged to consult their own tax advisors regarding the application of the PFIC rules. For more information, see Item 10. “Additional Information — Taxation — Certain Material U.S. Federal Income Tax Consequences.”

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

Holders of our ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying Ordinary Shares in accordance with the provisions of the Deposit Agreement. Under Israeli law and our amended and restated articles of association, the minimum notice period required to convene a shareholders meeting is no less than 21 or 35 calendar days, depending on the proposals on the agenda for the shareholders meeting. When a shareholder meeting is convened, holders of ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their Ordinary Shares to allow them to cast their vote with respect to any specific matter. In addition, the Depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the Depositary to extend voting rights to holders of the ADSs in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the Depositary to vote their Ordinary Shares underlying the ADSs. Furthermore, the Depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote and they may lack recourse if their Ordinary Shares underlying the ADSs are not voted as they requested. In addition, in the capacity as a holder of ADSs, they will not be able to call a shareholders’ meeting.

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

We are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2024.

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

As a public company, we are actively evaluating our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act, or Section 404. As disclosed in Item 15, our management concluded that, as of December 31, 2023, the Company’s internal controls over financial reporting were effective.

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

The trading market for our securities will depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. There can be no assurance that analysts will cover us or provide favorable coverage. If one or more analysts downgrade our shares or change their opinion of our securities, the price of our securities would likely decline. In addition, if one or more analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated in the State of Israel on December 9, 1999, as a private company pursuant to the Israeli Companies Ordinance (New Version), 1983. In February 2006, we completed our initial public offering in Israel, and our Ordinary Shares traded on the TASE until January 25, 2021. In May 2015, we listed the ADSs on Nasdaq and since August 2015 the ADSs have been traded on Nasdaq under the symbol “MDGS”. Following a 20:1 reverse share split of our ordinary shares effected on July 7, 2022, together with a 1:15 ratio change of the ADSs on November 14, 2022 (the “Ratio Change”), each ADS represents fifteen (15) Ordinary Shares. On March 6, 2024, our shareholders approved an amendment to our Articles of Association for our board of directors to implement a name change of our company to Xylo Technologies Ltd., or any other name as will be approved by the Registrar of Companies, which our board of directors believes may better reflect future business expansion. The name change became effective on April 1, 2024, and symbol change became effective on April 18, 2024.

Principal Capital Expenditures

Our Group had capital expenditures of approximately $51,000, $74,000 and $141,000 in the years ended on December 31, 2023, 2022, and 2021, respectively. Our capital expenditures are primarily for network infrastructure, computer hardware, purchase of machinery and software and leasehold improvements of our facilities. We have financed our capital expenditures from our available cash. We expect to maintain our capital expenditures in 2024 with a consistent volume.

There are no significant capital expenditures or divestitures currently in progress by the Company.

B. Business Overview

Overview

The activities carried out by us and our subsidiaries are focused on internet and other online-related technologies, e-commerce, medical-related devices, products and safety systems for drones and the electric vehicle (EV) sector.

Our internet-related activities include ad-tech operations through our stake in Gix Internet in which as of December 31, 2023, we held 45.75% of its outstanding share capital. Our internet related activities also include our investment in Eventer, an online – event management and ticketing platform in which we held, as of December 31, 2023, 46.21% of its outstanding share capital.

Our e-commerce activity includes the operations of Jeffs’ Brands Ltd., in which we held, as of December 31, 2023, 34.11% of its outstanding share capital, and which operates online stores for the sale of various consumer products on the Amazon online marketplace.

Our medical related activities include: innovative surgical devices with direct visualization capabilities for the treatment of Gastroesophageal Reflux Disease using Ultrasonic Surgical Endostapler, or MUSE and Polyrizon’s development of biological gels designed to protect patients against biological threats and reduce intrusion of allergens and viruses through the upper airways and eye cavities.

Our activity in the EV sector includes our ownership of Charging Robotics Ltd. (“Charging Robotics”) and its 19.99% subsidiary Revoltz, developing both wireless vehicle battery charging technology and three modular EVs. On April 7, 2023, Charging Robotics consummated a share exchange transaction, whereby it became a wholly owned subsidiary of Fuel Doctor. As a result, we now hold 67% of the outstanding share capital of Fuel Doctor, with an option to increase our holdings to 71% of the outstanding share capital based on predetermined milestones.

Our activity in the drone products and safety field is conducted through our stake in Parazero Technologies Ltd. (“Parazero”) in which we held, as of December 31, 2023, 20.04% of its outstanding share capital.

Internet and other online related Activity Overview

Gix Internet – Ad-Tech and Online Advertising

Gix Internet is the parent of Viewbix Inc. a publicly traded company (OTC: VBIX) (“Viewbix”) which is the majority shareholder of Gix Media Ltd. following a corporate reorganization that was consummated on September 19, 2022 (the “Reorganization Transaction”). Gix Media Ltd., is the majority holder of Cortex Media Group Ltd., a digital advertising platform that develops and markets a variety of technological platforms that automate, optimize and monetize digital online campaigns.

We consolidated Gix Internet’s financial statements as of February 28, 2022.

As of December 31, 2023, we held 45.75% of Gix Internet’s outstanding share capital. We have an option to increase our stake in Gix Internet to 48.11% of its outstanding share capital. The options are exercisable at a price of NIS 2.5 per share and set to expire on December 19, 2024.

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

As of December 31, 2023, we held 46.21% of Eventer’s outstanding share capital.

E-commerce Activity Overview

Jeffs’ Brands Ltd.

Jeffs’ Brands (Nasdaq: JFBR) is an e-commerce consumer products goods, or CPG, company, operating primarily on Amazon platform. Jeffs’ Brands has five wholly-owned subsidiaries: Smart Repair Pro, Top Rank Ltd., or Top Rank, Fort Products Ltd., or Fort, Jeffs’ Brands Holdings Inc., or Jeffs’ Brands Holdings and Fort Products LLC. Jeffs’ Brands also own a minority interest in SciSparc Nutraceuticals Inc. or SciSparc U.S. that operate online stores for the sale of various consumer products on the Amazon online marketplace, utilizing the Fulfillment by Amazon, or FBA, model. In addition to executing the FBA business model, Jeffs’ Brands utilizes artificial intelligence, or A.I., and machine learning technologies to analyze sales data and patterns on Amazon platform in order to identify existing stores, niches and products that have the potential for development and growth, and for maximizing sales of existing proprietary products.

On August 30, 2022, we participated in Jeffs’ Brands initial public offering on Nasdaq.

As of December 31, 2023, we held 34.11% of Jeffs’ Brands issued and outstanding share capital. As of the date of this annual report we hold 6.32% of Jeffs’ Brands’ outstanding share capital. We have 34,341 warrants to purchase up to 34,341 ordinary shares with an exercise price of $14.14 per ordinary share and an additional 34,341 unlisted warrants to purchase up to 34,341 ordinary shares with an exercise price of $14.11 per ordinary share.

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

On June 3, 2019, we entered into the Golden Grand Agreement for the know-how licensing and sale of good relating to the MUSE™ system in China, Hong Kong, Taiwan and Macao. Four out of five predetermined milestones in the Golden Grand Agreement were completed during 2020 and 2021, and consequently 80% of the agreed payments were already transferred to us. The parties are having difficulty completing the last milestone and are currently discussing how to resolve the issue.

Polyrizon – Protective Biological Gels

Polyrizon is a clinical development biotech company specializing in the development of innovative nasal gels to provide preventative treatment against a wide cross section of viruses, as well as bacteria, allergens, and other toxins. Polyrizon’s proprietary Capture and Contain hydrogel platform is delivered in the form of nasal spray, and forms a thin gel-based protective shield containment barrier in the nasal cavity.

As of December 31, 2023, we held 38.76% of Polyrizon’s outstanding share capital.

Electric Vehicle Activity Overview

Charging Robotics Ltd.

We invested in Charging Robotics, which was previously our wholly owned subsidiary. Charging Robotics is developing an autonomous wireless charging system for electric vehicles. On March 28, 2023, the Company entered into a securities exchange agreement (the “Exchange Agreement”) with Fuel Doctor. Pursuant to the Exchange Agreement, at the closing, which occurred on April 7, 2023, Fuel Doctor acquired 100% of the issued and outstanding share capital of Charging Robotics, making Charging Robotics a wholly-owned subsidiary of Fuel Doctor, in exchange for the issuance of shares of the Fuel Doctor’s common stock. As a result, Charging Robotics became a subsidiary of Fuel Doctor and as of December 31, 2023, we held 67% of Fuel Doctor’s outstanding share capital, with an option to increase our holdings to up to 71% of its outstanding share capital based on pre-set milestones.

Revoltz Ltd.

On February 19, 2021, Charging Robotics entered into a joint venture agreement with Amir Zaid, Weijian Zhou and Charging Robotics, for the purpose of developing and commercializing three modular electric vehicle (EV) micro mobility vehicles for urban individual use and “last mile” cargo delivery, through a new subsidiary, Revoltz Ltd. (“Revoltz”) Pursuant to the terms of such agreement, Charging Robotics was issued 19.99% of the issued and outstanding share capital of Revoltz.

Fuel Doctor Holdings, Inc.

As of December 31, 2023, we held 67% of Fuel Doctor, which we acquired through a securities exchange agreement (the “Exchange Agreement”), by and between our previously majority owned subsidiary, Charging Robotics and Fuel Doctor consummated on April 7, 2023. Pursuant to the Exchange Agreement, at closing, Fuel Doctor acquired 100% of the issued and outstanding share capital of Charging Robotics, making Charging Robotics a wholly-owned subsidiary of Fuel Doctor, in exchange for the issuance of shares of Fuel Doctor’s common stock. As a result, Charging Robotics became a subsidiary of Fuel Doctor and we now hold 67% of Fuel Doctor’s outstanding share capital, with an option to increase our holdings to up to 71% of its outstanding share capital based on pre-set milestones.

Other Activities

Parazero Ltd.

In 2022 we made multiple investments in Parazero, a company specializing in drone safety systems, through various transactions. As of December 31, 2023, we held 20.04% of Parazero’s issued and outstanding share capital. Parazero develops and provides drone safety solutions designed to protect people and payloads, providing a solution to reduce the risk of a drone’s malfunction in an urban environment.

Parazero completed its IPO on Nasdaq on July 28, 2023, and on October 30, 2023, closed a private placement transaction.

Zig Miami 54 LLC

On September 13, 2023, we signed an operating agreement with Zig Investment Group LLC (“Zig Investment Group”), a Florida limited liability company, pursuant to which they formed a company, under the name Zig Miami 54 LLC (“Zig Miami 54”), a Florida limited liability company. The purpose of Zig Miami 54 is to acquire, improve, renovate, develop, manage, sell and otherwise deal with a commercial property located in Miami, Florida. The rights of Zig Miami 54 are exercised by Zig Investment Group, and the business and affairs of Zig Miami 54 are managed under the direction of Zig Investment Group (the “Manager”). As of December 31, 2023, we held 60% of Zig Miami 54’s issued and outstanding share capital.

Our Strategy

Our primary goal is to generate revenues through the activities of our consolidated subsidiaries, each in their respective market and field. In addition, we seek to generate revenues by pursuing potential opportunities to sell our MUSE™ technology, or alternatively grant a license or licenses for the use of the MUSE™ technology. Our strategy includes the following key elements:

Commercialization of the products and services provided by our consolidated subsidiaries as well as achieving organic growth and profitability. Our board of directors has determined to support the growth, development and expansion of our consolidated subsidiaries businesses.

Sell or License MUSE™ technology. Our board of directors has determined to examine potential opportunities to sell our MUSE™ technology, or alternatively grant a license or licenses for the use of the MUSE™ technology.

General Pursuit of Opportunities. Our board of directors and management are constantly seeking and pursuing opportunities through which to leverage our assets and capabilities.

A substantial material portion of our revenues in 2023 and 2022 derived from Gix Internet, Jeffs’ Brands and Eventer. In 2021 revenues derived from Jeffs’ Brands, Eventer and from the licensing and sale agreement The following data reflects our total revenue arising from the following services:

	Revenues
	Year Ended December 31,
	2023	2022	2021
	(Thousands of U.S. dollars)
Miniature camera and related equipment (from Odysight.ai)	-	-	24
Revenues from sale of products (from Jeffs’ Brands)	10,008	5,861	6,509
Revenues from internet services (from Gix Internet)	79,613	(*)83,532
Revenues from commissions (from Eventer Technologies)	2,103	2,465	1,185
MUSE and related equipment (from Xylo Technologies)	-	-	2,400
Total	91,724	91,858	10,118

(*)	Gix Internet was consolidated as of February 28, 2022.

The following data reflects our total revenue broken down by geographic region:

	Revenues
	Year Ended December 31,
	2023	2022	2021
	(Thousands of U.S. dollars)
United States	49,954	52,129	6,307
Europe	19,285	21,731	127
Great Britain	5,628	166	-
Israel	15,653	15,266	1,183
Canada	944	385	100
Asia	254	2,108	2,400
Other	6	73	1
Total	91,724	91,858	10,118

Seasonality of Business

During the last few years, we have not seen any seasonality in our sales. However, our subsidiaries experience certain effects of seasonality in their operations.

In connection with our subsidiary, Eventer, there is an increase in events scheduled during the holiday season in Israel, which typically occurs in September and October, and which corresponds to an increase in ticket sales. Following Hamas’ attack on Israel in October 2023 and the ongoing war, there was a decrease in events which led to a decrease in sales during Q4 2023.

In connection with Jeffs’ Brands, the fourth quarter of each fiscal year typically yields significant activity due to the holiday season. As a result, revenue generally declines and loss from operations generally increases in the first quarter sequentially from the fourth quarter of the previous year. Jeffs’ Brands remained and was treated as a subsidiary for the year ended December 31, 2023, as of January 2024, and as of the date of this annual report, Jeffs’ Brands is no longer one of our subsidiaries.

In connection with our subsidiary, Gix Internet, the digital advertising industry is not affected by much seasonality. However, there is a seasonal trend such that the fourth quarter is characterized by higher activity compared to average, while the first quarter is characterized in lower activity than average. This seasonality results from, among other things, changes in large advertising budgets, usually towards the end of each quarter and effective towards the end of each year. In addition, the last quarter of the year includes many leading events and an increase in advertising budgets and the volume of traffic on the network.

Marketing and Distribution

Sale or License of MUSE™ System

As part of our board of directors’ decision to examine potential opportunities to sell our MUSE™ technology, or alternatively grant a license or licenses for the use of the MUSE™ technology, our board of directors has reexamined the efforts and resources previously invested by us in our MUSE™ technology distribution agreements as well as the revenues obtained through such agreements in order to assess their financial viability. As a result of this analysis, our board of directors resolved to terminate our distribution agreements in order to redirect our resources to securing licensing agreements, which may in turn generate significant income in the short term, reduce operating expenses and lower our Company’s burn rate. On May 5, 2021, the Company engaged with a contractor into service agreement, which the contractor seek, develop, evaluate, filter and recommend suitable business opportunities for the Company in the fields of the Muse products and technology, and also Communicate and meet potential customers and introduce the Company and the Company’s products thereto, and, to the extent required by the Company from time to time, assistance and support with respect to negotiations with potential customers.

Intellectual Property

Our commercial success depends, in part, on obtaining and maintaining patent and other intellectual property protection, in the United States and internationally, for the technologies used in our products. We cannot be sure that any of our patents will be commercially useful in protecting our technology. Our commercial success also depends in part on our non-infringement of the patents or proprietary rights of third parties. The patent positions of medical device companies and companies in the automotive space, can be highly uncertain and involve complex and evolving legal and factual questions. For additional information see “Item 3. Key information—D. Risk Factors—Risks Related to Our Intellectual Property.”

We, Charging Robotics and GERD IP (hereinafter in this paragraph: “We” or “Us”) own 13 U.S. patents and have two additional pending patent applications in the U.S. In addition, we own 9 patents that were granted in other countries, including European patents, which are not valid on their own unless validated in specific European countries as indeed were validated or requested the protection of the Unified Patent System and 4 pending patent applications in such other countries. We also own two pending Paris Convention Treaty (PCT) patent applications. We also have an exclusive license to two patent assets from an academic institute subject to terms agreed in such research and license agreement that include one issued US patent and one PCT; according to said agreement we also jointly own with said academic institute one PCT.

We have seventeen (17) registered trademarks, tradenames and service marks.

Gix Internet’s subsidiary, Viewbix, has four (4) patents that it has been granted in the U.S.

Parazero’s patent portfolio consists of an aggregate of fifteen (15) patents and patent applications.

Polyrizon’s patent portfolio consists of an aggregate of eleven (11) patents and patent applications.

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

Over the last few years, a number of different medical devices and treatments have been introduced to address the “treatment gap” in GERD treatments and therapies which is found between long-term pharmaceutical therapy on one hand and surgery on the other. These devices and treatments seek to treat GERD less invasively than fundoplication and without the need for long-term use of drug therapy.

Competition related to Jeffs’ Brands

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

Competition related to our subsidiary Gix Internet

There are companies that develop various types of software and digital content that partially enable some of the operations performed by Gix Internet. As of the date of the report, Gix Internet is unable to assess its size and position compared to its other competitors and its size in the digital advertising market. The main competitors in the field are Perion - a software company that produces tools in the Tools Utility software. Buzz feed, Pub+, Novelty, Hive Media, Kueez. Additionally, there are hundreds of smaller competitors.

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

We believe that we have structured our business operations and relationships with our customers to comply with all applicable legal requirements. However, it is possible that governmental entities or other third parties could interpret these laws differently and assert otherwise. In addition, because there is a risk that our products could be used off label, we believe we are subject to increased risk of prosecution under these laws and by these entities even if we believe we are acting appropriately. We discuss below the statutes and regulations that are most relevant to our business and most frequently cited in enforcement actions.

C. Organizational Structure

As of December 31, 2023, we had four significant subsidiaries, (i) Jeffs’ Brands, a company incorporated under the laws of the State of Israel, in which we held, as of December 31, 2023, 34.11% of its outstanding share capital; as of the date of this annual report we hold 6.32% of Jeffs’ Brands’ outstanding share capital and it is no longer a significant subsidiary, (ii) Eventer Technologies, a company incorporated under the laws of the State of Israel in which held, as of December 31, 2023, 46.21% of its outstanding share capital, (iii) Fuel Doctor, a Delaware corporation, in which we held, as of December 31, 2023, 67% of its outstanding share capital, (iv) Gix Internet a company incorporated under the laws of the State of Israel in which we held, as of December 31, 2023, 45.75% of its outstanding share capital.

In April 2023, Charging Robotics Ltd. consummated a share exchange transaction, whereby it became a wholly owned subsidiary of Fuel Doctor Holdings, Inc. As a result, as of December 31, 2023, we held 67% of the outstanding share capital of Fuel Doctor Holdings, Inc., with options to increase our holdings to 71% of the outstanding share capital based on predetermined milestones. See also “Item 4.B. – Business Overview – Electric Vehicle Activity Overview.”

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

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2022, compared to the year ended December 31, 2021, has been reported previously in our annual report on May 3, 2023, under Item 5 “Operating and Financial Review and Prospects”.

For the purpose of this Item 5., references to “Xylo Technologies”, the “Company”, “us”, “we” and “our” refer to Xylo Technologies and its consolidated subsidiaries.

Overview

Our legal and commercial name is Xylo Technologies Ltd. We were incorporated in the State of Israel on December 9, 1999, as a private company pursuant to the Israeli Companies Ordinance (New Version), 1983. In February 2006, we completed our initial public offering in Israel, and until January 25, 2021, our Ordinary Shares were traded on the TASE, under the symbol “MDGS”. On January 25, 2021, we delisted our Ordinary Shares from trading on TASE. In May 2015, we listed our ADSs on Nasdaq, and from August 2015 until April 17, 2024, our ADSs were traded on the Nasdaq under the symbol “MDGS”. Following a 1:15 ratio change of the ADSs on November 14, 2022 (the “Ratio Change”), each ADS represents fifteen (15) Ordinary Shares. In connection with our name change our ADSs began trading on Nasdaq under the symbol “XYLO” as of April 18, 2024.

On October 14, 2020, we signed a share purchase agreement and a revolving loan agreement with Eventer. The Eventer transaction closed on October 26, 2020. Pursuant to the share purchase agreement, we invested $750,000 and were issued 325,270 ordinary shares of Eventer, representing 58.7% of Eventer’s then issued and outstanding share capital. On April 8, 2021, Eventer consummated an additional share purchase agreement with certain investors in connection with the sale and issuance its ordinary shares for an aggregate amount of $2.25 million (the “Purchase Agreement”). According to the Purchase Agreement, if during the twelve months following the closing of the Purchase Agreement, or March 25, 2022, Eventer shall not consummate an IPO, then the price per share shall be adjusted by issuance of additional shares. By March 25, 2022, Eventer had not consummated an IPO, therefore, on May 25, 2022, Eventer issued additional shares to the Company and additional investors. As a result of such share issuance, our holding in Eventer decreased to 46.21% of Eventer’s outstanding share capital.

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

On May 16, 2021, we entered into a stock exchange and plan of restructuring agreement with Viki Hakmon, the other shareholder of Pro and Purex, and Jeffs’ Brands. Pursuant to which, among other things, we and Victor Hacmon transferred all our holdings in Pro and Purex to Jeffs’ Brands, in return for a consideration of Jeffs’ Brands ordinary shares that were issued respectively. As a result, Pro and Purex became wholly-owned subsidiaries of Jeffs’ Brands. The share exchange transaction was accounted in a manner similar to Pooling-of-Interests (“As Pooling”).

On August 30, 2022, we participated in Jeffs’ Brands initial public offering, and purchased 34,341 units comprised of 34,3441 ordinary shares and warrants to purchase up to 34,341ordinary shares with an exercise price of $14.14 per ordinary share. These numbers were adjusted to reflect the reverse share split that occurred November 3, 2023.

As of December 31, 2023, we held 34.11% of Jeffs’ Brands outstanding share capital.

On January 30, 2024, Jeffs’ Brands completed a private placement in which we didn’t participate. Following such private placement, and as of the date of this report, we hold 6.32% of Jeffs’ Brands outstanding share capital.

As of December 31, 2021, we held 34.58% of Gix Internet’s outstanding share capital. On February 14, 2022, we purchased 500,000 additional shares, increasing our holdings to 35.78% of Gix Internet’s outstanding share capital. On February 28, 2022, we purchased additional shares following which our holdings in Gix Internet increased to 38.03% of its outstanding share capital. As a result of this increase, and the fulfillment of additional conditions we consolidated Gix Internet’s financial statements as of February 28, 2023. On June 19, 2022, we purchased an additional 3,171,160 shares of Gix Internet. On December 11, 2023, we signed an agreement for an additional investment of NIS 1.3 million (approximately USD 350 thousand). As of December 31, 2023, we held 45.75% of Gix Internet’s outstanding share capital.

A. Operating results:

The following table sets forth a summary of our operating results:

	Year ended December 31,
	2023	2022
	U.S. Dollars, in thousands, except per share and weighted average shares data
Revenues
Products	10,008	5,861
Services	81,716	85,997
	91,724	91,858
Cost of revenues
Products	9,019	5,059
Services	70,864	72,347
	79,883	77,406

Gross profit	11,841	14,452
Research and development expenses	5,888	5,221
Sales and marketing expenses	4,660	4,372
General and administrative expenses	12,108	13,440
Net loss from changes in fair value of financial assets at fair value through profit or loss	3,830	2,713
Equity losses	4,107	2,659
Net loss (gain) from derecognition of investments accounted for using the equity method	2,227	(169)
Impairment of goodwill and other intangible assets	1,812	-
Amortization of excess purchase price of associates	530	-
Operating loss	(23,321)	(13,784)

Gain from initial recognition of assets and liabilities upon consolidation of Gix Internet	-	(2,300)
Loss from sale of investments	-	127
Other income, net	(329)	(45)
Gain from changes in fair value of warrants issued to investors	(396)	(159)
Gain from changes in fair value of warrants issued to third party investors by subsidiaries	(2,322)	(3,619)
Financial loss, net	1,532	2,309
Loss before taxes on income	(21,806)	(10,097)
Tax expense (benefit)	(74)	111
Net loss for the year	(21,732)	(10,208)

Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Share of other comprehensive income (loss) of consolidated subsidiaries and associates accounted for using the equity method	(121)	460
Other comprehensive income (loss) for the year	(121)	460
Total comprehensive loss for the year	(21,853)	(9,748)
Net loss for the year is attributable to:
Owners of Xylo Technologies Ltd.	(16,025)	(9,815)
Non-controlling interests	(5,707)	(393)
	(21,732)	(10,208)
Total comprehensive loss for the year is attributable to:
Owners of Xylo Technologies Ltd.	(16,210)	(9,503)
Non-controlling interests	(5,643)	(245)
	(21,853)	(9,748)
Earnings (Loss) per ordinary share attributed to Xylo Technologies Ltd.
Basic	(0.63)	(0.4)
Diluted	(0.63)	(0.4)

Weighted average ordinary shares outstanding (in thousands)	25,292	24,385
Basic	25,292	24,385

Year ended December 31, 2023, compared to year ended December 31, 2022

Revenues

Revenues for the year ended December 31, 2023, were $91,724 thousand representing a decrease of $134 thousand or 0.1% compared to total revenues of $91,858 thousand for the year ended December 31, 2022.

The decrease in revenues was primarily due to the decrease in Gix Internet revenues offset by the increase in revenues related to Jeffs’ Brands.

The tables below set forth our revenues, by region and by product for the periods presented:

U.S. dollars; in thousand

	Year Ended December 31,
	2023		2022
United States	49,954	54%	52,129	56.7%
Europe	19,285	21%	21,731	24%
Great Britain	5,628	6%	166	0.2%
Israel	15,653	17%	15,266	16.6%
Canada	944	1%	385	0.4%
Asia	254	0.3%	2,108	2%
Other	6	1.7%	73	0.1%
Total	91,724	100%	91,858	100%

U.S. dollars; in thousand

	Year Ended December 31,
	2023		2022
Revenues from commissions (from Eventer Technologies)	2,103	2%	2,465	3%
Revenues from sale of products (from Jeffs’ Brands)	10,008	11%	5,861	6%
Revenues from internet services (from Gix Internet) *	79,613	87%	83,532	91%
Total	91,724	100%	91,858	100%

*	Gix Internet was consolidated as of February 28, 2022.

Our revenues in 2023 were primarily derived from the sale of products primarily on Amazon online marketplace and from internet services.

The decrease in revenues from internet services was mainly as a result of technological changes and changes in content policy in the advertising platforms.

The increase in revenues from products on the Amazon Online Marketplace was primarily due the acquisition of Fort Products Ltd., on March 9, 2023.

Cost of revenues

Cost of revenues for the year ended December 31, 2023, were $79,883 thousand representing an increase of $2,477 thousand, or 3.2%, compared to cost of revenues and of $77,406 thousand for the year ended December 31, 2022. The increase was primarily due to (i) the consolidation of Gix Internet as of February 28, 2022, as compared to the twelve months period ended December 31, 2023; (ii) the acquisition of Fort Products Ltd., on March 9, 2023; (iii) an increase in commissions costs of Jeffs’ Brands.

Gross Profit

Gross profit for the year ended December 31, 2023, was $11,841 thousand, representing a decrease of $ 2,611 thousand compared to gross profit of $14,452 thousand for the year ended December 31, 2022. The gross profit decrease is a result mainly due to the decrease in Gix Internet revenues as a result of technological changes and changes in content policy in the advertising platforms and a decrease in gross profit in Jeffs' Brands.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2023, were $5,888 thousand, representing an increase of $667 thousand, or 12.8%, compared to $5,221 thousand for the year ended December 31, 2022. The increase was mainly attributable to the consolidation of Gix Internet effective as of February 28, 2022, compared to a full fiscal year for the period ended December 31, 2023.

Sales and Marketing Expenses

Sales and marketing expenses for the year ended December 31, 2023, were $4,660 thousand, representing an increase of $288 thousand, or 6.6%, compared to $4,372 thousand for the year ended December 31, 2022. The increase was primarily due to the increase of sales and marketing expenses in Gix Internet mainly due to an increase in its’ costs of writing content and the expansion to additional languages. It was additionally due to the consolidation of Gix Internet effective as of February 28, 2022, compared to a full fiscal year for the period ended December 31, 2023.

General and Administrative Expenses

General and Administrative expenses for the year ended December 31, 2023, were $12,108 thousand, representing a decrease of $1,332 thousand, or 9.9%, compared to $13,440 thousand, for the year ended December 31, 2022. The decrease was primarily due to a decrease in our professional services and a decrease in Eventer’s professional services.

Net change in fair value of financial assets at fair value through profit or loss

During 2023 we recognized a loss of $3,830 thousand from net change in the fair value of financial assets derived mainly due to expenses of $1,806 from Parazero, $703 thousand from Clearmind Medicine Inc. and $793 thousand from Automax Ltd.

Equity losses

The investments in each of Polyrizon, Revoltz, Laminera, SciSparc Nutraceuticals Inc., A.I Conversation Systems and Zig Miami 54 are accounted for using the equity method. The share net loss accounted for using the equity method for the year ended December 31, 2023, amounted to $4,107 thousand representing an increase of $1,448 thousand, or 54.5% compared to $2,659 thousand, for the year ended December 31, 2022. The increase was primarily due to equity losses in SciSparc Nutraceuticals Inc, and Laminera.

Net loss from derecognition of investments accounted for using the equity method

During 2023 we recorded $2,227 thousand net loss from derecognition of investments accounted for using the equity method upon loss of significant influence mainly due to a gain of $714 thousand from transition of Parazero investment to a fair value method and a loss of $2,941 thousand from Odysight.ai as a result of transition of the investment to a fair value method prior to its sale.

Impairment of goodwill and other intangible assets

During 2023 we recognized an impairment loss of goodwill and other intangible assets of $1,812 thousand mainly due to an impairment loss of $508 thousand for the online advertising & internet traffic routing reporting unit’s goodwill and of $1,304 thousand related to Eventer’s software license.

Operating loss

We incurred an operating loss of $23,321 thousand for the year ended December 31, 2023, representing an increase of $9,537 thousand, or 69.2% compared to operating loss of $13,784 thousand for the year ended December 31, 2022. The increase was primarily due to an increase in equity losses, increase in losses from financial assets at fair value, loss upon derecognition of investments accounted for using the equity method, impairment of goodwill and other intangible assets and amortization of excess purchase price of associates.

Change in Fair Value of Warrants Issued to Investors

Profit from change in the fair value of warrants issued to investors for the year ended December 31, 2023, was $396 thousand, representing an increase of $237 thousand, compared to profit of $159 thousand for the year ended December 31, 2022. The increase in profit is mainly due to the expiration of the warrants on July 19, 2023.

Loss (Gain) from changes in fair value of warrants issued to third party investors by subsidiaries

Gain from change in the fair value of warrants issued to third party investors by a consolidated subsidiary for the year ended December 31, 2023, was USD 2,322 thousand compared to loss of USD 3,619 thousand for the year ended December 31, 2022

Warrants issued to investors are classified as either liabilities or as part of the shareholders’ equity based on the accounting guidance established in connection with the rights attached to the warrants. The warrants that were classified as liabilities due to a cashless exercise mechanism are subject to adjustment to fair value each statement of financial position cut-off date. This adjustment is presented separately within the consolidated statement of loss and other comprehensive loss.

Financial expenses net

Finance expenses, net for the year ended December 31, 2023, were $1,532 thousand, representing a decrease of $777 thousand, compared to finance expenses of $ 2,309 thousand for the year ended December 31, 2022, primarily due to decrease in loans of Jeffs’ Brands, decrease in financial expenses of Eventer and exchange rate differences.

Loss for the year

We incurred net loss of $21,732 thousand for the year ended December 31, 2023, representing an increase of $11,524 thousand, or 112.9%, compared to loss of $10,208 thousand for the year ended December 31, 2022. This increase was primarily due to: (i) a decrease in gross margin of Gix Internet and Jeffs’ Brands; (ii) an increase in equity losses; (iii) loss upon derecognition of investments accounted for using the equity method; and (iv) an increase in impairment of goodwill and other intangible assets.

Year ended December 31, 2022, compared to year ended December 31, 2021

The discussion and analysis regarding the results of operations from the fiscal years ended December 31, 2022, and December 31, 2021, is contained in our annual report on Form 20-F, filed with the SEC, on May 3, 2023.

Effective Corporate Tax Rate

Our  effective consolidated tax rate for the years ended December 31, 2023, and 2022 was almost zero percent (0%), primarily due to the fact that the Company, Gix Internet, Jeffs’ Brands and Eventer did not record a deferred tax asset in connection with the losses incurred in Israel, since it is not probable that we will be able to utilize such losses in the foreseeable future against taxable income.

Impact of Inflation, Devaluation and Fluctuation in Currencies on Results of Operations, Liabilities and Assets

We generate part of our revenues in different currencies than our functional currency (U.S. dollars), such as NIS, Euro and GBP. As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results. A considerable amount of our expenses are generated in U.S. dollars, but a significant portion of our expenses such as salaries are generated in other currencies such as NIS. In addition to our operations in Israel, we are expanding our international operations in the European Union. Accordingly, we incur and expect to continue incurring additional expenses in non-U.S. dollar currencies, such as described above. Due to the mentioned, our results could be adversely affected as a result of a strengthening or weakening of the U.S. Dollar compared to these other currencies.

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

B. Liquidity and Capital Resources

Liquidity

During the year ended December 31, 2023, we incurred a total comprehensive loss of approximately $21.8 million and a negative cash flow used in operating activities of approximately $6.2 million. As of December 31, 2023, we incurred accumulated deficit of approximately $101.6 million.

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

Cash Flows

Net cash used in operating activities for the year ended December 31, 2023, was $6,247 thousand, compared to $5,656 thousand for the year ended December 31, 2022. For the year ended December 31, 2023, the Company had net cash used in investing activities of $1,438 thousand compared to net cash used in investing activities of $4,476 thousand for the year ended December 31, 2022. For the year ended December 31, 2023, the Company had net cash used in financing activities of $3,149 thousand compared to $5,410 thousand of net cash flow from financing activity for the year ended December 31, 2022.

The change in our liquidity for the year ended December 31, 2023, resulted from several factors, including but not limited to:

●	net cash used in operating activities consists primarily of $8,124 thousand decrease in trade accounts payable, $595 thousand increase in inventory, $953 thousand interest paid, $624 thousand tax paid, offset by $9,126 thousand decrease in trade accounts receivable and $569 thousand increase in accrued expenses and other current liabilities.

●	net cash used in investing activities consists mainly of $5,241 thousand acquisitions and investments in associates, $1,696 thousand purchase of intangible assets, $250 thousand loans to others and $1,870 thousand loans to associates offset by $6,102 thousand proceeds from sale of financial assets at fair value through profit or loss, $866 thousand changes in short term deposits and $785 thousand repayment of loans to associates.

●	net generated from financing activities consists mainly of $3,122 thousand repayment of short-term and long-term loans and, $2,625 thousand purchase of shares from non-controlling interests offset by $3,010 thousand receipt of short-term and long-term loans.

C. Research and Development, Patents and Licenses, etc.

Our research and development efforts are focused on continuous improvement of our products. We conduct all of our research activities in Israel.

As of December 31, 2023, our research and development team consisted of 14 employees and subcontractors for the development of our products in Gix Internet, and Eventer as needed. We have assembled an experienced team with recognized expertise in software, control algorithms and systems integration.

The table below set forth our research and development expenses for the periods presented:

	Year Ended December 31,
	2023	2022
	(U.S. Dollars, in thousands)
Research and development expenses	$5,888	$5,221

From time to time, we file applications for patent registration in certain countries, some in which we are active and some which we consider as potential markets in order to protect our developed intellectual property.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material adverse effect on our revenue, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Fair value measurements and valuation process of financial assets and liabilities measured at fair value through profit or loss (FVTPL)

Some of the Group’s financial assets and financial liabilities are measured at fair value for financial reporting purposes.

In estimating the fair value of such assets or liabilities, the Group uses market-observable data. Where Level 1 or 2 inputs are not available, the Group determines the fair value of the financial instrument using acceptable valuation techniques and, as applicable, engages third party qualified valuation specialists to perform the valuation.

Impairment of Intangible Assets

During 2023, the Company recognized an impairment loss of USD 508 thousand for the online advertising & internet traffic routing reporting unit’s goodwill, reducing the book value of goodwill to USD 7.7 million as of December 31, 2023. The Company’s quantitative goodwill impairment test involves the comparison of the fair value of each reporting unit to its carrying value. In estimating the fair value of the online advertising & internet traffic routing reporting unit (Gix Internet) the Company used the income approach method, which requires management to make significant estimates and assumptions related to future cash flows and discount rates.

Additionally, the Company’s subsidiary, during the year ended December 31, 2023, Jeffs’ Brands recorded an impairment loss of USD 955 thousand, within equity losses, on its equity investment in SciSparc Nutraceuticals Inc. The impairment loss was determined based on the fair value valuation of the Wellution trade name by SciSparc Nutraceuticals Inc. In estimating the fair value of the trade name, Jeffs’ Brands used the relief from royalty method, which similarly requires management to make significant estimates and assumptions related to future cash flows and discount rates.

Recent Accounting Pronouncements

Please see Note 2 to our audited consolidated financial statements included elsewhere in this annual report for information regarding recent accounting pronouncements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table lists the names and ages of our directors and senior management as of April 19, 2024:

Name	Age	Position(s)
Liron Carmel	40	Chief Executive Officer
Eliyahu Yoresh(1)(3)(4)	54	Chairman of the Board of Directors
Ronen Rosenbloom(1)(2)(4)	52	Director
Eli Cohen(1)(2)(3)(4)	55	Director
Kineret Tzedef(2)(4)	44	Director
Tali Dinar	52	Chief Financial Officer

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the investment committee.

(4)	Indicates independent director under Nasdaq Stock Market rules.

Liron Carmel has served as our Chief Executive Officer since April 2019. Mr. Carmel has vast experience in business and leadership across multiple industries, including bio pharma, internet technology, oil & gas exploration & production, real estate and financial services. In addition, he serves as chairman of the Israel Table Tennis Association. Mr. Carmel also currently serves as a member of the board of directors of several of our subsidiaries including Gix Internet (TASE: GIX), beginning April 2021, Polyrizon Ltd., beginning July 2020, Jeffs’ Brands Ltd. (Nasdaq: JFBR) beginning September 2021, Viewbix Inc. (OTC: VBIX) beginning September 2022 and as the chairman of the board of directors of Eventer Technologies Ltd. beginning October 2020.

Eliyahu Yoresh has served as a member of our Board since September 2018 and as Chairman of the board since February 2020. Mr. Yoresh serves as Chief Financial Officer of Foresight Autonomous Holdings Ltd. (Nasdaq, TASE: FRSX). In addition, Mr. Yoresh serves as Chairman of Gix (TASE: GIX) and serves as a director of Rail Vision (Nasdaq: RVSN), Jeffs’ Brands (Nasdaq: JFBR), Viewbix Inc. (OTC: VBIX), Fuel Doctor Holdings Inc (OTC:FDOC). and Elbit Imaging (TASE: EMITF). Mr. Yoresh served as the Chief Executive Officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. Mr. Yoresh is an Israeli Certified Public Accountant. Mr. Yoresh holds a B.A. in business administration from the College of Management, Israel and an M.A. in Law Study from Bar-Ilan University, Israel.

Ronen Rosenbloom has served as a member of our Board since September 2018. Mr. Rosenbloom is an independent lawyer and has been working for a self-owned law firm specializing in white collar offences since 2004. Mr. Rosenbloom served as chairman of the Israeli Money Laundering Prohibition committee and the Prohibition of Money Laundering Committee of the Tel Aviv District, both of the Israel Bar Association from November 2015 until December 2019. Mr. Rosenbloom holds an LL.B. from the Ono Academic College, an Israeli branch of University of Manchester.

Eli Cohen has served as a member of our Board since September 2018. Mr. Cohen is an independent lawyer working for a self-owned firm. He serves as chairman of Univo Pharmaceuticals Ltd., as director of Europe Hagag Ltd., and previously served as director of Hagag Group Ltd., Multimatrixs Ltd., Matrat Mizug Ltd. and User Trend-M Ltd. Mr. Cohen also serves as a director of several private companies. Mr. Cohen holds a B.A. in economics, an LL.B. and an LL.M. in Commercial Law from Tel-Aviv University, as well as an MBA from the Northwestern University and Tel-Aviv University joint program.

Kineret Tzedef has served as member of our Board since June 2019. Ms. Tzedef also serves as a director of sports division and served in other positions at Hapoel Organization (Israeli Sport Federation) since 2007. Ms. Tzedef serves as an external director at Upsellon Brands Holdings Ltd. (TASE: UPSL), and as an external director of Augwind Energy Tech Storage Ltd. (TASE: AUGN). Ms. Tzedef is admitted to the Israel Bar Association since 2014. Ms. Tzedef holds a LL.B. from the Academic Center for Law and Science, Israel and a B.Ed. in Law Study from the Academic College at Wingate, Israel.

Tali Dinar has served as our Chief Financial Officer since June 8, 2021. Mrs. Dinar served as Chief Financial Officer of Novomic Ltd., a private company between January 2019 and January 2023. Mrs. Dinar also currently serves as a member of the board of directors of Jeffs’ Brands, beginning September 30, 2021, Parazero. beginning February 13, 2022, a director in Charging Robotics Ltd. since November 2021, a director in Fuel Doctor Holding Inc. since April 4, 2023. She has also served as a member of the board of directors of Micronet Ltd. (TASE: MCRNT) between July 2016 and February 2023. In addition, she has also served as a director of Canzon Israel Ltd. (TASE: CNZN) since August 2020 until March 2022. Between 2019 and 2020, Mrs. Dinar served as the Chief Financial Officer of TechCare Corp. (currently Citrine Global Corp.) (OTCQB: CTGL). Between 2009 and 2019, Mrs. Dinar worked at the MICT group and served in various positions, including as Chief Financial Officer of MICT Inc. (Nasdaq: MICT) and as Chief Financial Officer of MICT Telematics Ltd. From 2002 until 2006, Mrs. Dinar served as the chief controller of I.T.L. Optronics Ltd. From 1997 until 2000, Mrs. Dinar worked in the audit department of Ernst & Young Global. Mrs. Dinar is a certified public accountant in Israel and holds a B.A. degree in Accounting and Business Management from The College of Management, Israel.

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

The table below reflects the compensation granted to our six most highly compensated directors and officers during or with respect to the year ended December 31, 2023.

Name and Position	Salary	Bonus	Equity-Based Compensation(1)	Total
	U.S. Dollars in thousands
Liron Carmel, Chief Executive Officer	169	124	158	451
Eliyahu Yoresh(2), Chairman of the Board of Directors	127	119	158	404
Tali Dinar(3), Chief Financial Officer	136	28	64	228
Kineret Tzedef, Director	30	-	41	71
Eli Cohen, Director	30	-	46	76
Ronen Rosenbloom, Director	30	-	40	70

(1)	Represents the equity-based compensation expenses, including expenses related to RSUs, recorded in the Company’s consolidated financial statements for the year ended December 31, 2023, based on the fair value, calculated in accordance with accounting guidance for equity-based compensation.

(2)	Mr. Yoresh has been serving as a member of our board of directors since September 2018 and as Chairman of the board of directors since February 2020.

(3)	Salary includes gross salary plus payment of social benefits made by us on behalf of such office holder. Such benefits may include, to the extent applicable to the office holder, payments, contributions and/or allocations for savings funds (such as managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

The aggregate compensation paid by us to our office holders, as defined in the Companies Law, for the year ended December 31, 2023, was approximately $1.3 million, which includes six persons. This amount includes, when applicable, set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, car expenses and value of the Ordinary Shares underlying the options representing accounting expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

Compensation of Directors

Under the Companies Law and the rules and regulations promulgated thereunder, our directors are entitled to a fixed annual compensation, up to the limits set forth in the compensation policy. We currently pay each of Mr. Ronen Rosenbloom, Ms. Kineret Tzedef and Mr. Eli Cohen an annual fee of NIS 132,000.

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

On April 25, 2021, and on May 4, 2021, our compensation committee and board of directors approved new compensation terms for Mr. Eliyahu Yoresh in connection with his services as an active chairman of the board of directors. For his services, Mr. Yoresh is entitled to receive a monthly payment of NIS 45,000 plus VAT, which constitutes the sole and complete compensation. In addition, Mr. Yoresh is entitled to an annual, target-based bonus and an additional overachievement bonus of up to 6 monthly salaries, each. The weight afforded to each target and overachievement component, is to be decided by our board of directors and compensation committee in accordance with the following weights: (a) 35% Company performance measures of strategic goals and related objectives; (b) 25% Company performance measures of material transaction or material profitability/revenues; (c) 20% Company performance measures of revenues and/or loss reduction; and (d) 20% Company performance measures of achieving commercialization of Company’s technology. The aforementioned compensation terms are consistent with our current compensation policy.

Following the approval of the annual general meeting of our shareholders held on August 30, 2021, Mr. Yoresh was granted a one-time grant of options to purchase 300,000 Ordinary Shares in accordance with the terms of the Plan. The options vest over a period of three (3) years commencing on April 1,2021, with 1/12 of such options vesting at the end of each subsequent three-month period following the grant, (ii) the term of the options is of six (6) years from the grant date, unless they have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company, (iii) unless previously exercised or cancelled, the options may be exercised until 180 days from the termination of Mr. Yoresh’ tenure as a chairman, (iv) the exercise price per share of the options is equal to the average share price of the 30 days prior to the date of grant, $1.783 (v) the options grant will be in accordance and pursuant to Section 102 of the Tax Ordinance, if applicable, and (vi) the options will be accelerated upon the closing of a material transaction, resulting in change of control of the Company.

As a result of market conditions, in June 2023, Mr. Yoresh and Mr. Carmel elected to reduce their compensation by 20%, effective June 2023 through December 2023. Similarly, the Board voted to reduce the directors’ compensation by 20% for the second, third and fourth quarters of 2023.

Equity Based Compensation of our Executive Officers and Directors

As of February 20, 2024, options to purchase 1,212,500 of our Ordinary Shares were outstanding and held by current executive officers and directors (consisting of 6 persons) with an average exercise price of NIS 6.78 per ordinary share, of which, options to purchase 1,204,167 of our Ordinary Shares are currently exercisable or exercisable within 60 days as of February 20, 2024. As of December 31, 2023, 259,844 restricted share units, or RSUs, had been granted to our executive officers and directors See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” in this annual report on Form 20-F.

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

Following the SEC approval of Nasdaq’s proposed clawback listing standards, under Rule 10D-1 (the “Clawback Listing Rules”), which directed companies to adopt and comply with a written clawback policy, to disclose and file the policy as an exhibit to its annual report, we have adopted as of September 28, 2023, a clawback policy as contemplated pursuant to the Clawback Listing Rules, as filed as an exhibit to this Annual Report as Exhibit 97.

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

Our directors are divided among the three classes as follows:

●	the Class I directors consist of Mr. Eli Cohen, and his term will expire at our annual general meeting of shareholders to be held in 2026;

●	the Class II directors consist of Ms. Kineret Tzedef and her term will expire at our annual general meeting of shareholders to be held in 2024; and

●	the Class III directors consist of Mr. Eliyahu Yoresh and Mr. Ronen Rosenbloom and their terms will expire at our annual general meeting of shareholders to be held in 2025.

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

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the Nasdaq Capital Market, are required to appoint at least two external directors. External directors must meet certain independence criteria to ensure that they are unaffiliated with the company and its controlling shareholder, as well as certain other criteria. External directors are elected for three-year terms in accordance with specific rules set forth in the Companies Law and the regulations promulgated thereunder and may be removed from office only under limited circumstances. Under the Companies Law, each committee of a company’s board of directors that is authorized to exercise powers of the board of directors is required to include at least one external director, and all external directors must be members of the company’s audit committee and compensation committee.

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

Our compensation policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of our executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods and performance-based vesting for equity-based compensation.

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

D. Employees

Number of Employees

As of December 31, 2023, the Group employed 84 employees, which includes our Chief Executive Officer and other executive officers that are engaged by the Company as consultants.

As of December 31, 2022, the Group employed 77 employees, which included our Chief Executive Officer and other executive officers that are engaged by the Company as consultants.

As of December 31, 2021, we employed 26 employees in Israel including those employed by our subsidiaries Jeffs’ Brands, Charging Robotics and Eventer, which included our Chief Executive Officer and other executive officers that are engaged by the Company as consultants.

Distribution of Employees

The breakdown of our employees, by areas of engagement and geographic location, as of the end of each of the past three fiscal years is as follows:

	As of December 31,
	2023	2022	2021
Numbers of employees by category of activity
Management and administrative	32	32	20
Research and development	14	16	3
Sales and marketing	36	29	3
Production	2	-	-
Total workforce	84	77	26

Numbers of employees by geographic location
Israel	79	75	26
Europe	4	1	-
Other	1	1	-
Total workforce	84	77	26

Numbers of employees by employer
Xylo Technologies Ltd.	5	5	6
Eventer	16	16	15
Jeff Brands	15	4	4
Gix Internet	46	51	-
Charging Robotics	2	1	1
	84	77	26

During the years covered by the above table, we did not employ a significant number of temporary employees. We consider our relations with our employees excellent and have never experienced a strike or work stoppage. None of our employees are represented by a labor union.

In Israel we are subject to certain labor statutes and national labor court precedent rulings, as well as to certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations including the Industrialists’ Associations. These provisions of collective bargaining agreements are applicable to our Israeli employees by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and Industry, and which apply such agreement provisions to our employees even though they are not directly part of a union that has signed a collective bargaining agreement. The laws and labor court rulings that apply to our employees principally concern the minimum wage laws, length of the workday and workweek, overtime payment, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions for employment. The general extension orders which apply to our employees principally concern mandatory contributions to a pension fund or managers’ insurance, annual recreation allowance, travel expenses payment and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

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

2013 Share Option and Incentive Plan

In August 2013, our board of directors approved and adopted our 2013 Share Option and Incentive Plan, or the Plan, which expired in August 2023. The Plan provided for the issuance of shares and the granting of options, restricted shares, restricted share units and other share-based awards to employees, directors, officers, consultants, advisors, and our service providers. Following adoption of the 2023 Share Incentive Plan, as detailed herein, we have ceased granting equity under the 2013 Share Option and Incentive Plan.

Options granted under the Plan which are currently outstanding generally may not expire later than six years from the date of grant, unless otherwise specified. Unvested awards that are cancelled and/or forfeited go back into the plan.

2023 Share Incentive Plan

In September 2023, our board of directors approved and adopted our 2023 Share Incentive Plan, or the 2023 Plan, which expires in September 2033. The 2023 Plan provides for the issuance of shares and the granting of options, restricted shares, restricted share units and other share-based awards to employees, directors, officers, consultants, advisors, and our service providers. The 2023 Plan provides for awards to be issued at the determination of our board of directors in accordance with applicable law.

The 2023 Plan provides for the grant to residents of Israel of options that qualify under the provisions of Section 102 Tax Ordinance, as well as for the grant of options that do not qualify under such provisions. The 2023 Plan was submitted to the ITA, as required by applicable law. The 2023 Plan also provides for the grant of options to U.S. resident employees that are “qualified”, i.e., incentive stock options, under the U.S. Internal Revenue Code of 1986, as amended, or the Code, and options that are not qualified. In addition to the grant of awards under the relevant tax regimes of the United States and Israel, the 2023 Plan allows for the grant of awards to grantees in other jurisdictions, with respect to which our board of directors is empowered to make the requisite adjustments in the plan.

Options granted under the 2023 Plan which are currently outstanding generally may not expire later than six years from the date of grant, unless otherwise specified. Unvested awards that are cancelled and/or forfeited go back into the plan.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of February 20, 2024 (unless otherwise noted below), the beneficial ownership of our Ordinary Shares by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our voting securities;

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of our Ordinary Shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem Ordinary Shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of February 20, 2024, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of Ordinary Shares beneficially owned is based on 28,420,610 Ordinary Shares outstanding as of February 20, 2024.

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

As of February 20, 2024, there was one shareholder of record of our Ordinary Shares. The number of record holders is not representative of the number of beneficial holders of our Ordinary Shares, as the shares of all shareholders for a publicly traded company such as our Ordinary Shares underlying our ADSs are recorded in the name of our transfer agent, Computershare Trust Company, N.A.

Unless otherwise noted below, each beneficial owner’s address is Xylo Technologies Ltd., 10 Hanechoshet Street, Tel Aviv, Israel, 6971072.

Our principal shareholders do not have different or special voting rights.

Holders of more than 5% of our voting securities	Number of Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned(2)

Directors and executive officers
Kineret Tzedef(3)	253,089	*
Liron Carmel(4)	884,153	3.02%
Ronen Rosenbloom(5)	253,089	*
Eliyahu Yoresh(6)	865,983	2.96%
Eli Cohen(7)	281,987	*
Tali Dinar(8)	299,728	1.04%

All directors and executive officers as a group (six persons)	2,838,029	9.77%

*	less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

(2)	The percentages shown are based on 28,420,610 Ordinary Shares issued and outstanding as of February 20, 2024.

(3)

Includes options to purchase (i) 37,500 Ordinary Shares at an exercise price of NIS 8.96 per share, and (ii) 100,000 Ordinary Shares at an exercise price of NIS 5.81 per share that are exercisable within 60 days of February 20, 2024, which have an expiration date of July 8, 2026, and June 29, 2027, respectively. This number further includes 115,589 vested RSUs from 277,415 RSUs granted on June 15, 2023, in accordance with the following terms: (i) the RSUs shall vest over a period of three (3) years commencing on January 1, 2023, with 1/12 of such RSUs vesting at the end of each subsequent three-month period following the grant, (ii) the RSU grants shall be in accordance and pursuant to Section 102 of the Income Tax Ordinance [New Version], and (iii) the RSUs shall be accelerated upon the closing of a material transaction, resulting in change of control of the Company.

(4)	Includes 1,500 Ordinary Shares. In addition, options to purchase (i) 62,500 Ordinary Shares at an exercise price of NIS 11.8 per share that are exercisable within 60 days of February 20, 2024, and (ii) options to purchase 300,000 Ordinary Shares at an exercise price of NIS 5.81 per share that are exercisable within 60 days of February 20, 2024. This number further includes 520,153 vested RSUs from 1,248,366 RSUs granted on June 15, 2023, in accordance with the following terms: (i) the RSUs shall vest over a period of three (3) years commencing on January 1, 2023, with 1/12 of such RSUs vesting at the end of each subsequent three-month period following the grant, (ii) the RSU grants shall be in accordance and pursuant to Section 102 of the Income Tax Ordinance [New Version], and (iii) the RSUs shall be accelerated upon the closing of a material transaction, resulting in change of control of the Company.

(5)	Includes options to purchase (i) 37,500 Ordinary Shares at an exercise price of NIS 11.8 per share that are exercisable within 60 days of February 20, 2024, which have an expiration date of January 9, 2025, and (ii) 100,000 Ordinary Shares at an exercise price of NIS 5.81 per share that are exercisable within 60 days of February 20, 2024. This number further includes 115,589 vested RSUs from 277,415 RSUs granted on June 15, 2023, in accordance with the following terms: (i) the RSUs shall vest over a period of three (3) years commencing on January 1, 2023, with 1/12 of such RSUs vesting at the end of each subsequent three-month period following the grant, (ii) the RSU grants shall be in accordance and pursuant to Section 102 of the Income Tax Ordinance [New Version], and (iii) the RSUs shall be accelerated upon the closing of a material transaction, resulting in change of control of the Company.

(6)	Includes 8,330 Ordinary Shares and options to purchase 37,500 Ordinary Shares at an exercise price of NIS 11.8 per share that are exercisable within 60 days of February 20, 2024, which have an expiration date of January 9, 2025, and (ii) 300,000 Ordinary Shares at an exercise price of NIS 5.81 per share that are exercisable within 60 days of February 20, 2024. This number further includes 520,153 vested RSUs from 1,248,366 RSUs granted on June 15, 2023, in accordance with the following terms: (i) the RSUs shall vest over a period of three (3) years commencing on January 1, 2023, with 1/12 of such RSUs vesting at the end of each subsequent three-month period following the grant, (ii) the RSU grants shall be in accordance and pursuant to Section 102 of the Income Tax Ordinance [New Version], and (iii) the RSUs shall be accelerated upon the closing of a material transaction, resulting in change of control of the Company.

(7)	Includes options to purchase 37,500 Ordinary Shares at an exercise price of NIS 11.8 per share that are exercisable within 60 days of February 20, 2024. which have an expiration date of January 9, 2025, and (ii) 100,000 Ordinary Shares at an exercise price of NIS 5.81 per share that are exercisable within 60 days of February 20, 2024. This number further includes 144,487 vested RSUs from 346,768 RSUs granted on June 15, 2023, in accordance with the following terms: (i) the RSUs shall vest over a period of three (3) years commencing on January 1, 2023, with 1/12 of such RSUs vesting at the end of each subsequent three-month period following the grant, (ii) the RSU grants shall be in accordance and pursuant to Section 102 of the Income Tax Ordinance [New Version], and (iii) the RSUs shall be accelerated upon the closing of a material transaction, resulting in change of control of the Company.

(8)

Includes options to purchase 91,667 Ordinary Shares at an exercise price of NIS 5.81 per share that are exercisable within 60 days of February 20, 2024. In addition, Ms. Dinar holds additional options to purchase 8,333 Ordinary Shares that are not exercisable within 60 days of February 20, 2024, which have an expiration date of June 29, 2027, and an exercise price of NIS 5.81This number further includes 208,061 vested RSUs from 499,347 RSUs granted on June 15, 2023, in accordance with the following terms: (i) the RSUs shall vest over a period of three (3) years commencing on January 1, 2023, with 1/12 of such RSUs vesting at the end of each subsequent three-month period following the grant, (ii) the RSU grants shall be in accordance and pursuant to Section 102 of the Income Tax Ordinance [New Version], and (iii) the RSUs shall be accelerated upon the closing of a material transaction, resulting in change of control of the Company.

Significant Changes in Percentage Ownership by Major Shareholders

Over the course of 2023 and as of April 19, 2024, there were no changes in the percentage ownership of our major shareholders.

Over the course of 2022, there were no changes in the percentage ownership of our major shareholders.

Over the course of 2021 there were no changes in the percentage ownership of our major shareholders.

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

Our current compensation policy determines, among others, that we may provide our directors and officers, including those serving in any of our subsidiaries from time or time and those who are controlling shareholders, with liability insurance policies provided that the engagement is in the ordinary course of business, in market terms and is not expected to materially influence our profits, properties and undertakings. The coverage limit is up to the greater of $50 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval of the insurance policy by our compensation committee.

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

On February 2, 2021, we entered into two loans and pledges agreements with Jeffs’ Brands and its other stockholder, to finance Smart Repair Pro’s additional purchases of three new brands on the Amazon online marketplace. Pursuant to the forgoing agreements, the Company extended USD 4 million loans, with an annual interest of 4%, to be repaid on the fifth anniversary of the effective date. On August 30, 2022, all the loans were converted into shares of Jeffs’ Brands as part of Jeffs’ Brands IPO, in which we invested an additional USD 1 million. As a result, we held, as of December 31, 2023, approximately 34.11% of Jeffs’ Brands outstanding share capital.

On May 20, 2021, we entered into a sublease agreement with Jeffs’ Brands pursuant to which we subleased office space of approximately 97 square meters to Jeffs’ Brands, which terminated on October 30, 2022.

On October 12, 2021, we entered into a loan agreement with Gix Internet (the “Gix Loan Agreement”), pursuant to which we lent to Gix Internet NIS 4 million. On August 25, 2022, we entered into an amendment to the Gix Loan Agreement, effective as of July 1, 2022 (the “First Amendment to the Gix Loan Agreement), pursuant to which, on November 2, 2022, the Company received a total of NIS 1 million as repayment of the original loan and the accrued interest thereon up to such date. The Repayment of the balance of the loan fund, in the amount of NIS 3 million, was postponed until June 30, 2023. On August 29, 2023, we entered into a second amendment to the to the Gix Loan Agreement (“Amendment No. 2 to the Loan Agreement”) effective as of July 1, 2023, pursuant to which the repayment of the balance of the original remaining loan amount and accrued interest was deferred to January 1, 2024. On November 8, 2023, we entered into a third amendment to the Gix Loan Agreement (“Amendment No. 3 to the Loan Agreement”) pursuant to which the Company lent an additional NIS 100,000 to Gix Internet. On January 1, 2024, we entered into a fourth amendment to the Gix Loan Agreement (“Amendment No. 4 to the Loan Agreement”). In addition, the Company is entitled to convert all or part of the balance of the extended loan into shares of Gix Internet. The Gix Loan Agreement and, the First Amendment to the Gix Loan Agreement were filed as Exhibits 4.6 and 4.7, respectively, to our annual report on Form 20-F filed on May 3, 2023. Amendment No. 2 to the Loan Agreement, Amendment No. 3 to the Loan Agreement and Amendment No. 4 to the Loan Agreement are filed as Exhibits 4.9, 4.10 and 4.11 respectively, to this annual report on Form 20-F.

On November 15, 2023, we entered into a loan agreement (the “Viewbix Loan Agreement”) with Viewbix Ltd, pursuant to which we lent Viewbix Ltd. $200,000. The Viewbix Loan Agreement is filed as Exhibit 4.17 to this annual report on Form 20-F.

On April 7, 2023, our formerly wholly owned subsidiary Charging Robotics consummated a share exchange transaction with Fuel Doctor and became its wholly owned subsidiary. As a result of the transaction, held, as of December 31, 2023, 67% of Fuel Doctor’s outstanding share capital, with options to acquire up to 71% of its outstanding share capital based on predetermined milestones.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Export Sales

The following table presents total export sales for each of the fiscal years indicated ($, in thousands):

	For the year ended December 31,
	2023	2022	2021
Total export sales*	76,071	89,393	8,935
as a percentage of total revenues	83%	97%	85%

*	Export sales, as presented, are defined as sales to customers located outside of Israel.

Legal Proceedings

From time to time, we may assert or be subject to various asserted or unasserted legal proceedings and claims. Any such claims, regardless of merit, could be time-consuming and expensive to defend and could divert management’s attention and resources from our operations. While the management believes that we have adequate insurance coverage and we accrue loss contingencies for all known matters that are probable and can be reasonably estimated, we cannot assure that the outcome of all current or future litigation will not have a material adverse effect on us and our results of operations.

On April 1, 2024, a lawsuit seeking declaratory judgement was filed in the District Court of Tel Aviv-Jaffa in Israel by minority shareholders Eventer, a subsidiary of the Company (together, the “Defendants”). The minority shareholders of Eventer (the “Plaintiffs”), hold in aggregate 31.86% of the Outstanding Ordinary Shares of Eventer. The Plaintiffs allege, among others, that Defendants violated the agreement whereby the Company acquired control of Eventer (the “Purchase Agreement”), which established a “separation” mechanism, within which certain Plaintiffs were granted an option to convert their shares in Eventer into shares of the Company. The claim alleges that the Company has violated the terms of the Purchase Agreement by refusing to negotiate Eventer’s valuation to enable certain of the Plaintiffs to exercise their option to convert their shares of Eventer into shares of the Company. The Plaintiffs seek an aggregate of NIS 1,228,500 from Eventer (approximately $335,380) and seek to convert their shares held in Eventer into Company shares for an aggregate value of NIS 8,602,200 (approximately $2,348,200) following which all shares held by the Plaintiffs in Eventer would be transferred to the Company. The Company has not yet submitted its response to the District Court of Tel Aviv – Jaffa. The Company’s position is that the lawsuit has no merit, and it intends to defend its position vigorously. As of the date of this annual report, the Company is unable to estimate a loss or range of loss of this claim.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Ordinary Shares were traded on the TASE under the symbol “MDGS” from February 2006 to January 25, 2021, when we delisted our Ordinary Shares from TASE. Our ADSs were traded on Nasdaq under the symbol “MDGS.” In connection with our name change our ADSs began trading under the symbol “XYLO” on April 18, 2024. Each ADS currently represents 15 Ordinary Shares.

For a description of the ADSs, see “Item 12. Description of Securities Other Than Equity Securities – D. American Depositary Shares.”

Our Series C Warrants traded on Nasdaq under the symbol “MDGSW” beginning in July 2018 until July 2023. Each Series C Warrant was exercisable into one/fifteen ADSs for an exercise price of $52.50 and expired in July 2023.

B. Plan of Distribution

Not Applicable.

C. Markets

Our Ordinary Shares are no longer listed on TASE. Our ADSs were traded on Nasdaq under the symbol “MDGS” until April 17, 2024. In connection with our name change, our ADSs began trading under the symbol “XYLO” as of April 18, 2024.

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

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report on Form 20-F:

●	Loan Agreement by and between the Company and Gix Internet dated October 12, 2021 (the “Loan Agreement”), filed as Exhibit 4.6 to our annual report on Form 20-F filed on May 3, 2023.

●	Amendments to the Loan Agreement by and between the Company and Gix Internet dated (i) August 25, 2022, and effective as of July 1, 2022, filed as Exhibit 4.7 to our annual report on Form 20-F filed May 3, 2023; (ii) August 29, 2023 and effective as of July 1, 2023, filed as Exhibit 4.9 to this annual report on Form 20-F; (iii) November 8, 2023, filed as Exhibit 4.10 to this annual report on Form 20-F and incorporated herein by reference; and (iv) January 1, 2024, filed as Exhibit 4.11 to this annual report on Form 20-F and incorporated herein by reference.

●	Share Purchase Agreement, by and among the Company, Parazero, Delta Drone International Ltd., L.I.A Pure Capital Ltd. and other entities listed therein, dated January 28, 2022, filed as Exhibit 4.8 to our annual report on Form 20-F filed on May 3, 2023.

●	Securities Exchange Agreement by and between Medigus Ltd., the additional shareholders of Charging Robotics Ltd. and Fuel Doctor Holdings, Inc. dated March 28, 2023, filed as Exhibit 4.9 to our annual report on Form 20-F filed on May 3, 2023.

●	Share Purchase Agreement, by and among the Company and Metagramm, dated April 13, 2023, a summary of which is filed as Exhibit 4.14 to this annual report on Form 20-F.

●	Share Purchase Agreement, by and between the Company, Parazero and other investors, dated June 20, 2023, filed as Exhibit 4.15 to this annual report on Form 20-F.

●	Operating agreement by and between the Company and Zig Investment Group LLC, dated September 13, 2023, filed as Exhibit 4.16 to this annual report on Form 20-F.

●	Loan Agreement by and between Viewbix Ltd. and the Lenders listed therein, dated November 15, 2023, filed as exhibit 4.17 to this annual report on Form 20-F.

●	Investment Agreement by and between the Company and Gix Internet, dated December 11, 2023, filed as exhibit 4.18 to this annual report on Form 20-F.

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

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a Preferred Technology Enterprise and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as Preferred Technology Income, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone “A”. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain Benefited Intangible Assets (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017, for at least NIS 200 million, and the sale receives prior approval from the IIA.

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

Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2023).

Individuals and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income — 23% for corporations in 2023 and a marginal tax rate of up to 47% in 2023 for individuals (excluding excess tax as discussed below), unless the benefiting provisions of an applicable treaty applies.

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

Excess Tax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 698,280 for 2023, which amount is linked to the annual change in the CPI.

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

Ownership of ADSs

For U.S. federal income tax purposes, we expect that a holder of ADSs generally should be treated as the owner of the Ordinary Shares represented by such ADSs. Gain or loss is generally not expected to be recognized on account of exchanges of Ordinary Shares for ADSs, or of ADSs for Ordinary Shares. References to ordinary shares in the discussion below are deemed to include ADSs, unless context otherwise requires.

Passive Foreign Investment Company

Based on our anticipated income and the composition of our income and assets, we do not believe we were a PFIC for our 2023 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we were not a PFIC in 2023 and will not be a PFIC in 2024 or any other year, as our operating results for any such years may cause us to be a PFIC. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will generally be a PFIC for U.S. federal income tax purposes for any taxable year after applying certain look-through rules with respect to the income and assets of subsidiaries if either:

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

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of any distributions we make to you (including the amount of any tax withheld) with respect to our Ordinary Shares generally will be includible in your gross income as dividend income on the date of your receipt, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and then, to the extent such excess amount exceeds your tax basis in your Ordinary Shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at the lower capital gain rates applicable to “qualified dividend income,” provided (1) our Ordinary Shares are readily tradable on an established securities market in the United States (such as Nasdaq) or we are eligible for benefits under the Treaty, (2) we are neither a PFIC nor treated as such with respect to you (as discussed above) for either the taxable year in which the dividend was paid or the preceding taxable year, (3) certain holding period requirements are met and (4) you are not under an obligation to make related payments with respect to positions in substantially similar or related property. As discussed above under “Passive Foreign Investment Company,” there is a significant risk that we will be a PFIC for U.S. federal income tax purposes, and, as a result, the qualified dividend rate may be unavailable with respect to dividends we pay.

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

Subject to certain significant conditions and limitations, including potential limitations under the Treaty, U.S. Holders may be entitled to a credit against their U.S. federal income tax liability or a deduction against U.S. federal taxable income in an amount equal to the non-refundable Israeli tax withheld on distributions on our Ordinary Shares. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Holder or withheld from a U.S. Holder that year. Distributions paid on our Ordinary Shares will generally be treated as passive income that is foreign source for U.S. foreign tax credit purposes. As a result of recent changes to the U.S. foreign tax credit rules, a withholding tax may need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. Holder. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. U.S. Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit.

Taxation of Disposition of Ordinary Shares

Subject to the PFIC rules discussed above, upon a sale or other disposition of Ordinary Shares, you will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized (including the amount of any tax withheld) and your tax basis in such Ordinary Shares.

Your tax basis in our Ordinary Shares generally will equal the cost of such Ordinary Shares. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period determined at the time of such sale, exchange or other disposition for such shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses is subject to significant limitations. The gain or loss will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes, subject to certain possible exceptions under the Treaty.

U.S. Investors should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving currency other than Dollars upon the disposition of ordinary shares or ADSs.

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

Certain U.S. Holders owning “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance) may be required to file IRS Form 8938, or Statement of Specified Foreign Financial Assets, with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. The IRS has issued guidance exempting “specified foreign financial assets” held in a financial account from reporting under this provision (although the financial account itself, if maintained by a foreign financial institution, may remain subject to this reporting requirement). The failure to file this form when required could result in substantial penalties. You are urged to consult your tax advisors regarding the application of these requirements to your ownership of our shares.

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

THE SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT ABOVE IS FOR GENERAL INFORMATIONAL PURPOSES ONLY. INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES OR ADSs.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

You may read and copy this annual report on Form 20-F, including the related exhibits and schedules, and any document we file with the SEC through the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, we are not required under the Exchange Act to file annual or other reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Instead, we must file with the SEC, within 120 days after the end of each fiscal year, or such other applicable time as required by the SEC, an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.

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

Risk of Interest Rate Fluctuation

Currently, our investments consist primarily of cash and cash equivalents and short-term bank deposits. We follow an investment policy that was set by our board of directors, pursuant to which we currently invest in tradable short term Israeli government loans or bank deposits. Our investments are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. Our interest income is not material and a change in interest rates would not have a significant impact on us. We manage this exposure by performing ongoing evaluations of our investments. Due to the short-term maturities of our investments to date, their carrying value has always approximated their fair value. It is our current policy to hold investments to maturity in order to limit our exposure to interest rate fluctuations.

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

Our interest rate risk exposure is in respect to bank deposits, which expose us to risk due to changes in fair value interest rates. As of December 31, 2023, these deposits carried relatively low interest rates and under these low interest rates, reasonable changes in interest rates are expected to have negligible impact on the fair value of these assets.

Impact of Supply Chain Disruptions

As a result of the attacks by the Houthi movement on marine vessels traversing the Red Sea, Jeffs’ Brands has experienced delays in shipment of inventory to and from the United Kingdom and increases in the costs of vessels. However, as of the date of this Annual Report on Form 20-F, Jeffs’ Brands business segment, products, lines of service, projects and operations are not materially adversely affected by supply chain disruptions in light of such attacks and it does not expect to be materially impacted by any supply chain disruptions in the future.

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

The form of the deposit agreement for the ADSs and the form of American Depositary Receipt (ADR) that represents an ADS are filed as exhibits to the Company’s registration statement on Form F-6 with the SEC on May 7, 2015, as amended on October 26, 2020. Copies of the deposit agreement are available for inspection at the principal office of the Bank of New York Mellon, located at 240 Greenwich Street, New York, New York 10286.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	●	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
	●	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.05 (or less) per ADS (or a portion thereof)	●	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	●	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS holders
$0.05 (or less) per ADS per calendar year (or a portion thereof)	●	Depositary services
Registration or transfer fees	●	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares
Expenses of the Depositary	●	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	●	converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	●	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	●	As necessary

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023. The term “disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to the our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management concluded that, as of December 31, 2023, the Company’s internal control over financial reporting was effective.

(c) Attestation Report of the Registered Public Accounting Firm

Not applicable.

(d) Changes in internal control over financial reporting

There were no changes in internal control over financial reporting during the year ended December 31, 2023, that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and services

Brightman Almagor Zohar and Co., Certified Public Accountant (Isr.), a firm in the Deloitte Global Network, has served as our principal independent registered public accounting firm for the years ended December 31, 2023, and 2022.

The following table provides information regarding consolidated fees related to Brightman Almagor Zohar and Co., for all services, including audit services, for the year ended December 31, 2023, and for the year ended December 31, 2022:

	Year Ended December 31, 2023	Year Ended December 31, 2022
	(USD in thousands)
Audit fees(1)	717	575
Audit-Related Fees(2)	50	100
Tax fees(3)	68	96
Total	835	771

(1)

Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC. These fees do not include audit services provided for Fuel Doctor, by CPA Elkana Amitai.

For the year ended December 31, 2023, audit fee included are for Xylo Technologies, Eventer, Gix Internet and Jeffs’ Brands (excluding services provided by CPA Elkana Amitai for Fuel Doctor).

For the year ended December 31, 2022, audit fees included are for Xylo Technologies, Eventer, Gix Internet and Jeffs’ Brands.

(2)

Includes mainly offering costs and related services by the principal accountant that are reasonably related to the performance of the audit or review of the registrant’s financial statements (excluding services provided by CPA Elkana Amitai for Fuel Doctor).

For the year ended December 31, 2023, audit related fee included Xylo Technologies, Eventer, Gix Internet and Jeffs’ Brands.

For the year ended December 31, 2022, audit related fee included Xylo Technologies, Eventer, Gix Internet and Jeffs’ Brands.

(3)	Represents fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions (excluding services provided by CPA Elkana Amitai for Fuel Doctor).

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY RISK MANAGEMENT POLICIES AND PROCEDURES

The Company engages a third-party provider to maintain our systems and management participates in the assessment to identify any risks from cybersecurity threats. Our third-party provider monitors our firewall, network, system security and internal and external backups and reports any issues to the Company.

The Company’s board of director, together with management, is engaged in our cybersecurity monitoring managed by our third-party provider and it is constantly changing. Any issues are appropriately addressed timely.

To date, we have not experienced any cybersecurity incidents that materially affected our business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Articles of Association, as amended					*
2.1	Form of Deposit Agreement between Medigus Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares	20-F	001-37381	2.1	May 7, 2015
2.2	Description of Securities					*
4.1††	2013 Share Option and Incentive Plan	20-F	001-37381	4.6	May 7, 2015
4.2††	2023 Share Incentive Plan					*
4.3††	Compensation Policy of Medigus Ltd., as adopted on August 30, 2021	20-F	001-37381	4.2	April 29, 2022
4.4††	Form of Indemnification and Exculpation Undertaking	20-F	001-37381	4.15	May 7, 2015
4.5†	Loan and Pledge Agreement by and between the Registrant, Smart Repair Pro, Inc., and its stockholder, dated February 2, 2021	20-F	001-37381	4.19	May 14, 2021
4.6†	First Amendment to Loan and Pledge Agreement by and between the Registrant, Smart Repair Pro, Inc., and its stockholder, dated February 5, 2021	20-F	001-37381	4.20	May 14, 2021
4.7	Loan Agreement by and between the Company and Gix Internet Ltd. dated October 12, 2021	20-F	001-37381	4.6	May 3, 2023
4.8	Amendment to the Loan Agreement by and between the Company and Gix Internet Ltd. dated August 25, 2022, and effective as of July 1, 2022	20-F	001-37381	4.7	May 3, 2023
4.9	Amendment to the Loan Agreement by and between the Company and Gix Internet Ltd. dated August 29, 2023, and effective as of July 1, 2023					*
4.10	Amendment to the Loan Agreement by and between the Company and Gix Internet Ltd. dated November 8, 2023					*
4.11	Amendment to the Loan Agreement by and Between the Company and Gix Internet Ltd. dated January 1, 2024					*
4.12	Share Purchase Agreement, by and among the Company, Parazero, Delta Drone International Ltd., L.I.A Pure Capital Ltd. and other entities listed therein., dated January 28, 2022	20-F	001-37381	4.8	May 3, 2023
4.13	Securities Exchange Agreement by and between Medigus Ltd., the additional shareholders of Charging Robotics Ltd. and Fuel Doctor Holdings, Inc. dated March 28, 2023	20-F	001-37381	4.9	May 3, 2023
4.14	Summary of Agreement by and among the Company, Metagramm Software Ltd. and others listed therein, dated April 13, 2023					*
4.15	Share Purchase Agreement, by and between the Company, Polyrizon Ltd. and other investors, dated June 20, 2023					*
4.16	Operating Agreement by and between the Company and Zig Investment Group LLC, dated September 13, 2023					*
4.17	Loan Agreement by and between Viewbix Ltd. and the Lenders listed therein, dated November 15, 2023,					*
4.18	Private Placement Agreement by and between the Company and Gix Internet, dated December 11, 2023					*

8.1	List of Subsidiaries	*
12.1	Certification of Chief Executive Officer as required by rule 13a-14(a)(1)	**
12.2	Certification of Chief Financial Officer as required by rule 13a-14(a)	**
13.1	Certification of Chief Executive Officer as required by rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code	**
13.2	Certification of Chief Financial Officer as required by rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code	**
15.1	Consent of Brightman Almagor Zohar & Co., Certified Public Accountant (Isr.), a firm in the Deloitte Global Network, independent registered public accounting firm for Xylo Technologies Ltd.	*
97	Clawback Policy	*
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Inline XBRL for the cover page of this Annual Report on Form 20-F (embedded within the Inline XBRL document)	**

*	Filed herewith.

**	Furnished herewith.

†	Certain confidential information contained in this exhibit, marked by brackets, was omitted because it is both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed. “[†]” indicates where the information has been omitted from this exhibit.

††	Indicates management contract or compensatory plan or arrangement.

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

Xylo Technologies Ltd.

Date: April 22, 2024	By:	/s/ Liron Carmel
Liron Carmel
Chief Executive Officer

	By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Xylo Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Xylo Technologies Ltd. and its subsidiaries (the “Company”) as of December 31, 2023, and 2022, and the related consolidated statements of income (loss) and other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for the each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Goodwill Impairment – Online Advertising & Internet Traffic Routing Reporting Unit – Refer to Note 2D and 10C to the Consolidated Financial Statements

Critical Audit Matter Description

The Company’s quantitative goodwill impairment test involves the comparison of the fair value of each reporting unit to its carrying value. In estimating the fair value of the online advertising & internet traffic routing reporting unit, the Company used the income approach method, which requires management to make significant estimates and assumptions related to future cash flows and discount rates. Any excess carrying value over the applicable fair value is recognized as impairment.

During 2023, the Company recognized an impairment loss of USD 508 thousand for the online advertising & internet traffic routing reporting unit’s goodwill. After considering the impact of the impairment charges, the carrying amount of the online advertising & internet traffic routing reporting unit’s goodwill as of December 31, 2023, was USD 7.7 million.

We identified impairment of the online advertising & internet traffic routing reporting unit as a critical audit matter because of the significant judgments made by management to estimate the fair value. This required a high degree of auditor judgment and an increased extent of effort, in relation to our audit as a whole, including the need to involve our fair value specialists when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to future cash flows and discount rate.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to forecasts used by management to estimate the fair value of the online advertising & internet traffic routing reporting unit included the following, among others:

●	We evaluated the reasonableness of management’s forecasts of future cash flows, including underlying revenues growth rates, by comparing the forecasts to historical results and by evaluating revenue trends and material events that occurred during and after the reporting period and their potential influence on management’s forecasts, as well as by testing the other underlying source information for accuracy and completeness.

●	With the assistance of our fair value specialists, we evaluated the valuation methodologies and the reasonableness of the discount rate, including testing the mathematical accuracy of the calculations, and developing a range of independent estimates and comparing those to the discount rate selected by management.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

April 22, 2024

We have served as the Company’s auditor since 2020.

(Concluded) – 1

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
	Note	2023	2022
		USD in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	6	9,357	20,065
Short term deposits	6	12	859
Restricted cash	6	166	185
Trade accounts receivable		12,320	21,449
Other receivables	7a	2,144	1,928
Inventory	8	2,386	1,791
Loans to associates	17b2	1,684	546
Loans to others	7b, 17b3	376	1,011
Related parties	17b1	59	298
Financial assets at fair value through profit or loss	5	3,167	4,126
		31,671	52,258

NON-CURRENT ASSETS:
Property and equipment, net	9	353	408
Right-of-use assets, net	11	496	591
Investments accounted for using the equity method	4B1	2,995	11,892
Intangible assets, net	10	27,336	30,862
Deferred tax asset	12	273	397
Financial assets at fair value through profit or loss	5	772	1,243
		32,225	45,393

TOTAL ASSETS		63,896	97,651

The accompanying notes are an integral part of these consolidated financial statements.

(Concluded) – 2

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
	Note	2023	2022
		USD in thousands

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade accounts payable	13a	13,248	20,421
Short term loans	4F, 4K	8,982	5,111
Current portion of long-term loans	4F	-	1,500
Lease liabilities	11	102	131
Warrants at fair value	5, 14	-	396
Liability to event producers	4D	967	1,654
Warrants at fair value issued by subsidiaries	4E, 4F	1,897	4,159
Related parties	17b4	909	1,055
Accrued expenses and other current liabilities	13b	3,163	3,200
		29,268	37,627

NON-CURRENT LIABILITIES:
Lease liabilities	11	468	512
Long-term loans	4F, 17b5	234	2,881
Deferred tax liability	12	1,465	1,817
Accrued severance pay, net		26	125
		2,193	5,335

TOTAL LIABILITIES		31,461	42,962

EQUITY:	14
Share capital – ordinary shares with no par value: authorized – December 31,2023 – 200,000,000 and December 31, 2022 – 200,000,000 shares; issued and outstanding – December 31, 2023 – 27,989,465 shares December 31, 2022 – 24,661,470 shares		-	-
Share premium		112,883	111,322
Other capital reserves		12,106	13,208
Warrants		197	197
Accumulated deficit		(101,610)	(85,586)
Equity attributable to owners of Xylo Technologies Ltd		23,576	39,141
Non-controlling interests	4A2	8,859	15,548
		32,435	54,689

TOTAL LIABILITIES AND EQUITY		63,896	97,651

The accompanying notes are an integral part of these consolidated financial statements.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

CONSOLIDATED STATEMENTS OF INCOME/LOSS AND OTHER COMPREHENSIVE INCOME/LOSS

		Year Ended December 31
	Note	2023	2022	2021
		USD in thousands
Revenues	18
Products		10,008	5,861	8,933
Services		81,716	85,997	1,185
		91,724	91,858	10,118

Cost of revenues	15
Products		9,019	5,059	4,938
Services		70,864	72,347	379
		79,883	77,406	5,317

Gross profit		11,841	14,452	4,801
Research and development expenses	15	5,888	5,221	1,045
Sales and marketing expenses	15	4,660	4,372	1,988
General and administrative expenses	15	12,108	13,440	9,964
Loss (Gain) from changes in fair value of financial assets at fair value through profit or loss	5	3,830	2,713	(713)
Equity losses	4B2	4,107	2,659	2,149
Net loss (gain) from derecognition of investments accounted for using the equity method	4C, 4L	2,227	(169)	-
Impairment of goodwill and other intangible assets	10	1,812	-	-
Amortization of excess purchase price of associates	4P	530	-	263
Operating loss		(23,321)	(13,784)	(9,895)

Gain upon loss of control in Odysight.ai	4C	-	-	(11,465)
Gain from initial recognition of assets and liabilities upon consolidation of Gix Internet	4F	-	(2,300)	-
Loss (Gain) from sale of investments in financial assets at fair value through profit or loss and investments accounted for using the equity method		-	127	(2,025)
Other income, net		(329)	(45)	(494)
Gain from changes in fair value of warrants issued to investors	5	(396)	(159)	(484)
Loss (Gain) from changes in fair value of warrants issued to third party investors by subsidiaries	5	(2,322)	(3,619)	75
Financial loss, net		1,532	2,309	347
Profit (Loss) before taxes on income		(21,806)	(10,097)	4,151
Tax expense (benefit)	12	(74)	111	105
Net income (loss) for the year		(21,732)	(10,208)	4,046

Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Share of other comprehensive income (loss) of consolidated subsidiaries and associates accounted for using the equity method		(121)	460	162
Total comprehensive income (loss) for the year		(21,853)	(9,748)	4,208

Net income (loss) for the year is attributable to:
Owners of Xylo Technologies Ltd		(16,025)	(9,815)	6,794
Non-controlling interests		(5,707)	(393)	(2,748)
		(21,732)	(10,208)	4,046
Total comprehensive income (loss) for the year is attributable to:
Owners of Xylo Technologies Ltd		(16,210)	(9,503)	6,881
Non-controlling interests		(5,643)	(245)	(2,673)
		(21,853)	(9,748)	4,208
Earnings (Loss) per ordinary share attributed to Xylo Technologies Ltd
Basic	16	(0.63)	(0.4)	0.2
Diluted	16	(0.63)	(0.4)	0.2

Weighted average ordinary shares outstanding (in thousands)
Basic		25,292	24,385	(*)23,036
Diluted		25,292	24,385	(*)23,036

(*)	Share and per share data in these financial statements have been retrospectively adjusted to reflect a number of shares that is equivalent to the number of shares of the Company post the Reverse Split (see note 14a(4)).

The accompanying notes are an integral part of these consolidated financial statements.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Equity attributable to owners of Xylo Technologies Ltd
	Note	Ordinary shares	Share premium	Capital reserves from options granted	Other reserves	Capital reserves from transactions with non- controlling interests	Currency translation differences	Warrants	Accumulated deficit	Total	Non- controlling interests	Total equity
		USD in thousands
BALANCE AS OF JANUARY 1, 2023		-	111,322	3,260	949	9,689	(690)	197	(85,586)	39,141	15,548	54,689

Net loss for the year		-	-	-	-	-	-	-	(16,025)	(16,025)	(5,707)	(21,732)
Other comprehensive income (loss) for the year		-	-	-	-	-	(185)	-	-	(185)	64	(121)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		-	-	-	-	-	(185)	-	(16,025)	(16,210)	(5,643)	(21,853)

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares in consideration for investments	4H, 4O	-	314	-	-	-	-	-	-	314	-	314
Subsidiaries’ share-based compensation to employees and service providers	4D, 4F	-	-	-	-	-	-	-	-	-	244	244
Share based compensation to employees and service providers	14a (8), 14c, 14e	-	185	590	-	-	-	-	-	775	-	775
Dividends declared by subsidiaries	4F	-	-	-	-	-	-	-	-	-	(153)	(153)
Deemed issuance of shares by a subsidiary	4K	-	-	-	-	143	-	-	-	143	322	465
Deemed stock exchange listing expenses	4K	-	-	-	290	-	-	-	-	290	-	290
Issuance of warrants and shares by Gix Internet	4F	-	-	-	-	(226)	-	-	-	(226)	226	-
Issuance of shares by Jeffs’ Brands	4E	-	-	-	-	(129)	-	-	-	(129)	418	289
Transaction with non-controlling interest by Gix Internet	4F	-	-	-	-	(522)	-	-	-	(522)	(2,103)	(2,625)
Expiration of options	14b, 14c	-	1,062	(1,063)	-	-	-	-	1	-	-	-
TOTAL TRANSACTIONS WITH SHAREHOLDERS		-	1,561	(473)	290	(734)	-	-	1	645	(1,046)	(401)

BALANCE AS OF DECEMBER 31, 2023		-	112,883	2,787	1,239	8,955	(875)	197	(101,610)	23,576	8,859	32,435

The accompanying notes are an integral part of these consolidated financial statements.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Equity attributable to owners of Xylo Technologies Ltd
	Note	Ordinary shares	Share premium	Capital reserves from options granted	Other reserves	Capital reserves from transactions with non- controlling interests	Currency translation differences	Warrants	Accumulated deficit	Total	Non- controlling interests	Total equity
		USD in thousands
BALANCE AS OF JANUARY 1, 2022		-	110,562	2,579	634	10,408	(1,002)	197	(74,188)	49,190	2,243	51,433

Net loss for the year		-	-	-	-	-	-	-	(9,815)	(9,815)	(393)	(10,208)
Other comprehensive income		-	-	-	-	-	312	-	-	312	148	460
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE YEAR		-	-	-	-	-	312	-	(9,815)	(9,503)	(245)	(9,748)

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of warrants and shares by Gix Internet	4F	-	-	-	-	(567)	-	-	-	(567)	682	115
Deemed contributions to Jeffs’ Brands	4E	-	-	-	148	(598)	-	-	-	(450)	743	293
Issuance of shares in consideration for investments		-	900	-	-	-	-	-	-	900	-	900
Issuance of shares by Eventer	4D	-	-	-	-	(12)	-	-	-	(12)	11	(1)
Consolidation of Gix Internet	4F	-	(144)	-	-	-	-	-	-	(144)	7,849	7,705
Subsidiaries’ share-based compensation to employees and service providers	4D	-	-	-	-	-	-	-	-	-	102	102
Share based compensation to employees and service providers	14c	-	-	685	-	-	-	-	-	685	-	685
Amendment of long-term related party payable by Eventer	4D	-	-	-	167	-	-	-	-	167	253	420
Issuance of shares and warrants by Jeffs’ Brands upon completion of IPO	4E	-	-	-	-	504	-	-	-	504	5,885	6,389
Dividend	14d	-	-	-	-	-	-	-	(1,583)	(1,583)	-	(1,583)
Dividends declared by subsidiaries	4F	-	-	-	-	-	-	-	-	-	(2,021)	(2,021)
Reorganization transaction by Gix Internet	4F	-	-	-	-	(46)	-	-	-	(46)	46	-
Expiration of options		-	4	(4)	-	-	-	-	-	-	-	-
TOTAL TRANSACTIONS WITH SHAREHOLDERS		-	760	681	315	(719)	-	-	(1,583)	(546)	13,550	13,004

BALANCE AS OF DECEMBER 31, 2022		-	111,322	3,260	949	9,689	(690)	197	(85,586)	39,141	15,548	54,689

The accompanying notes are an integral part of these consolidated financial statements.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to owners of Xylo Technologies Ltd
	Ordinary shares (*)	Share premium	Capital reserves from options granted	Other reserves	Capital reserves from transactions with non- controlling interests	Currency translation differences	Warrants	Accumulated deficit	Total	Non- controlling interests	Total equity
	USD in thousands
BALANCE AS OF JANUARY 1, 2021	93,021	-	1,450	545	9,848	(1,118)	197	(80,982)	22,961	3,233	26,194

Net income (loss) for the year	-	-	-	-	-	-	-	6,794	6,794	(2,748)	4,046
Other comprehensive income (loss)	-	-	-	(29)	-	116	-	-	87	75	162
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	-	-	-	(29)	-	116	-	6,794	6,818	(2,673)	4,208

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares and warrants	49,398	(32,062)	-	-	-	-	-	-	17,336	-	17,336
Cancellation of par value	(142,419)	142,419
Consolidation of Jeffs’ Brands	-	71			-	-	-	-	71	1,156	1,227
Exercise of warrants issued by Odysight.ai	-	-	-	-	264	-	-	-	264	518	782
Issuance of shares by Eventer	-	-	-	-	717	-	-	-	717	1,138	1,855
Loss of control in Odysight.ai	-	-	-	-	-	-	-	-	-	(2,760)	(2,760)
Deemed contributions to Jeffs’ Brands	-	-	-	108	(421)	-	-	-	(313)	529	216
Deemed contribution to an affiliate	-	-	-	10	-	-	-	-	10	-	10
Expiration of options	-	74	(74)	-	-	-	-	-	-	-	-
Subsidiaries’ share-based compensation to employees and service providers	-	-	-	-	-	-	-	-	-	1,102	1,102
Share based compensation to employees and service providers	-	60	1,203	-	-	-	-	-	1,263	-	1,263
TOTAL TRANSACTIONS WITH SHAREHOLDERS	(93,021)	110,562	1,129	118	560	-	-	-	19,348	1,683	21,031
BALANCE AS OF DECEMBER 31, 2021	-	110,562	2,579	634	10,408	(1,002)	197	(74,188)	49,190	2,243	51,433

(*)	Share and per share data in these financial statements have been retrospectively adjusted to reflect a number of shares that is equivalent to the number of shares of the Company post the Reverse Split (see note 14)a((4)).

The accompanying notes are an integral part of these consolidated financial statements.

(Continued) – 1

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2023	2022	2021
	USD in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash flows used in operations (see Appendix A)	(4,670)	(4,428)	(5,067)
Interest received	-	-	7
Dividend received	-	171	-
Interest paid	(953)	(1,019)	(53)
Income tax paid	(624)	(380)	(137)
Net cash flow used in operating activities	(6,247)	(5,656)	(5,250)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(51)	(74)	(141)
Investments and acquisitions of associates (note 4)	(5,241)	(1,895)	(2,727)
Acquisitions of investments at fair value through profit or loss (note 5)	(83)	(3,204)	(1,976)
Deconsolidation of Odysight.ai upon loss of control (Appendix B and note 4C)	-	-	(3,252)
Consolidation of subsidiaries upon gain of control (Appendix D and note 4F, Appendix C and note 4E)	-	2,737	240
Purchase of intangible assets (note 10 and supplemental disclosure of cash flow information)	(1,696)	-	(5,003)
Exercise of warrants issued by Odysight.ai	-	-	(234)
Loans to associates (note 17b2)	(1,870)	(660)	(1,236)
Loans to others (note 7b)	(250)	(1,018)	-
Proceeds from sale of financial assets at fair value through profit or loss and securities of an associate (note 4C and note 5)	6,102	453	1,883
Repayment of loans to associates (note 4L)	785	-	-
Changes in short term deposits	866	(815)	-
Net cash flow used in investing activities	(1,438)	(4,476)	(12,446)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants by subsidiaries, net of issuance costs (note 4E, note 4F)	-	12,567	1,388
Purchase of shares from non-controlling interests (note 4F)	(2,625)	-	-
Proceeds from deemed issuance of shares by a subsidiary (note 4K)	466	-	-
Receipt of short-term loans (note 4E, note 4F)	1,230	1,752	981
Repayment of short-term loans (note 4E, note 4F)	(1,311)	(2,520)	(1,336)
Receipt of long-term loans (note 4E)	1,780	-	940
Repayment of long-term loans (note 4F)	(1,811)	(1,974)	-
Repayment of related party debt (note 4D)	-	(163)	(159)
Dividend paid to shareholders (note 14)	-	(1,583)	-
Dividend paid to non-controlling interests (note 4F)	(728)	(2,603)	-
Principal elements of lease liability	(150)	(66)	-
Proceeds from issuance of shares and warrants and from exercise of warrants, net of issuances costs (note 14)	-	-	17,336
Net cash flow from (used in) financing activities	(3,149)	5,410	19,150

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(10,834)	(4,722)	1,454
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	20,065	24,025	22,363
GAINS FROM EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	126	762	208
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	9,357	20,065	24,025

The accompanying notes are an integral part of these consolidated financial statements.

(Continued) – 2

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

CONSOLIDATED STATEMENTS OF CASH FLOWS

APPENDIX A TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS:

	For the year ended December 31,
	2023	2022	2021
	USD in thousands
NET CASH USED IN OPERATIONS:

Income (Loss) for the year before taxes on income	(21,806)	(10,097)	4,151
Adjustment in respect of:
Depreciation and amortization	3,979	3,237	320
Net loss (income) from change in the fair value of financial assets at fair value through profit or loss	3,830	2,713	(714)
Changes in fair value of warrants	(2,718)	(3,778)	(409)
Equity losses	4,107	2,659	2,149
Net loss (gain) from derecognition of investments accounted for using the equity method	2,227	(169)	-
Finance expenses	105	2,254	102
Amortization of excess purchase price of associates	530	-	263
Dividend received	-	(171)	-
Interest received	-	-	(7)
Interest paid	953	1,019	53
Income tax paid	624	380	137
Share based compensation to employees and service providers	1,019	787	2,362
Gain from initial recognition of assets and liabilities upon consolidation of Gix Internet (note 4F)	-	(2,300)	-
Gain upon loss of control in Odysight.ai (note 4C)	-	-	(11,465)
Loss (Gain) from sales of investments (note 5)	-	155	(2,026)
Impairment of goodwill and other intangible assets	1,812	-	89

CHANGES IN OPERATING ASSET AND LIABILITY ITEMS:
Decrease (Increase) in trade accounts receivable	9,126	(7,838)	(239)
Decrease (Increase) in other receivables	(209)	(122)	231
Increase in inventory	(595)	(564)	(551)
Decrease (Increase) in deferred offering costs	-	1,763	(836)
Increase (Decrease) in trade accounts payable	(8,124)	5,837	1,033
Increase (Decrease) in accrued severance pay, net	(99)	(22)	18
Increase (Decrease) in accrued expenses and other current liabilities	569	(171)	272
CASH FLOWS USED IN OPERATIONS	(4,670)	(4,428)	(5,067)

The accompanying notes are an integral part of these consolidated financial statements.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	For the year ended December 31,
	2023	2022	2021
	USD in thousands
Right of use assets obtained in exchange for lease liabilities	46	152	-
Non-cash investment in Metagramm Software Ltd. (note 4O)	250	-	-
Non-cash investment in Polyrizon Ltd. (note 4H)	60	-	-
Non-cash investment in SciSparc Ltd. (note 4E)	288	-	-
Non-cash sale and purchase of securities (note 4J)	1,129	-	-
Consideration payable to the sellers of Fort Products Ltd. (note 4E)	332	-	-
Consideration payable to the seller of SciSparc Nutraceuticals Inc. (note 4E)	98	-	-
Conversions of loans into shares (note 4H, note 4L and note 4P)	1,686	-	-
Purchase of a software license on credit (note 4D)	-	35	1,346
Dividend included in other payables	-	580	-
Decrease in long-term related party payable in exchange for advertising services (note 4D)	-	656	-
Substantial modification of shareholders loans recorded in equity (note 4E)	-	222	-
Issuance of ordinary shares upon conversion of shareholders loans (note 4E)	-	587	-
Non-cash investment in Laminera Flow Optimization Ltd. (note 4M)	-	400	-
Non-cash investment in Clearmind Medicine Inc.	-	500	-
Non-cash investment in Gix Internet Ltd. and Gix Media Ltd. (note 4F)	-	-	4,417
Issuance of shares in exchange for media and advertising services rights (note 4E)	-	-	1,250
Increase in Screenz Cross Media Ltd. payable balance due to modification into a debt (note 4D)	-	-	115
Deferred offering costs included in other current liabilities	-	-	423

APPENDIX B TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS:

As of March 31, 2021
USD in thousands
Deconsolidation of Odysight.ai upon loss of control:

Net working capital other than cash	340
Property and equipment, net	(370)
Lease liability- long term	144
Odysight.ai investment at fair value	11,843
Odysight.ai warrants	97
Derecognition of non-controlling interests	2,760
Gain arising from deconsolidation upon loss of control	(11,562)
Net cash deconsolidated upon loss of control	3,252

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

CONSOLIDATED STATEMENTS OF CASH FLOWS

APPENDIX C TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS:

As of January 04, 2021
USD in thousands
Consolidation of Jeffs’ Brands upon gain of control:
Net working capital other than cash and inventory	(1,576)
Intangible assets	1,312
Related party loans fair value adjustment	98
Inventory	778
Deferred tax liability	(188)
Non-controlling interests	(1,156)
Non-cash consideration	(71)
Goodwill	563
Net cash acquired	(240)

APPENDIX D TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS:

February 28,
2022
Consolidation of Gix Internet upon gain of control:
Net working capital other than cash	646
Intangible assets	17,705
Accrued severance pay, net	(125)
Derecognition of investments accounted for using the equity method	(4,606)
Deferred tax liability	(1,999)
Rights of use assets, property and equipment, net	888
Lease liabilities	(570)
Non-controlling interests	(7,849)
Short- term borrowings	(6,296)
Long- term borrowings	(6,394)
Goodwill	8,164
Gain arising from consolidation upon gain of control	(2,300)
Net cash acquired	(2,736)

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL

A.	Xylo Technologies Ltd. (the “Company” or “Xylo Technologies”) was incorporated under the laws of the State of Israel on December 9, 1999. The Company’s registered office and principal place of business is located in Israel. The address of its registered office is Hanehoshet 10, Tel-Aviv POB 6971072, Israel.

On April 1, 2024, the Company changed its name from Medigus Ltd. to Xylo Technologies Ltd.

The Company, together with its subsidiaries and associates, operate in the technology sector, focusing primarily on internet related activities, including ad tech and e-commerce, as well as on electronics, including the development of safety systems for commercial drones and electric vehicle wireless charging solutions.

Additionally, through its corporate, the Company is engaged in the licensing of intellectual property relating to its legacy product, the Medigus Ultrasonic Surgical Endostapler (“MUSE”), to Golden Grand Medical Instruments Ltd., a China based medical services provider, and in the investment of its excess cash resources, primarily in equity securities.

“Group” – the Company together with, Jeffs’ Brands Ltd., Fuel Doctor Holdings Inc., GERD IP Inc., Eventer Technologies Ltd. and Gix Internet Ltd.

“Subsidiaries” – entities under the control of the Company.

GERD IP Inc

As of December 31, 2023, and 2022, the Company held 90% of the issued and outstanding share capital of GERD IP Inc. (“GERD IP”).

For additional information, see note 4N.

Eventer Technologies Ltd

As of December 31, 2023, and 2022, the Company held approximately 46.21% of the issued and outstanding share capital of Eventer Technologies Ltd. (“Eventer”).

For additional information, see note 4D.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL: (continued)

A.	(continued)

Gix Internet Ltd.

As of December 31, 2022, the Company held 42.25% of the issued and outstanding share capital of Gix Internet Ltd. (“Gix Internet”).

On December 11, 2023, the Company and Gix Internet signed an agreement pursuant to which the Company invested NIS 1.3 million (USD 350 thousand). Following this transaction, and as of December 31, 2023, the Company held 45.75% of the issued and outstanding share capital of Gix Internet.

For additional information, see note 4F.

Charging Robotics Ltd. and Fuel Doctor Holdings Inc.

As of December 31, 2022, the Company’s activity in the electric vehicle and wireless charging sector was conducted through its wholly owned subsidiary, Charging Robotics Ltd. (“Charging Robotics”).

On March 28, 2023 (the “Closing”), the Company signed a security exchange agreement with Fuel Doctor Holdings Inc. (“Fuel Doctor”). As part of the exchange agreement, Fuel Doctor acquired all of the issued and outstanding shares of Charging Robotics, on a fully diluted basis and as a result Charging Robotics became a wholly owned subsidiary of Fuel Doctor.

As of December 31, 2023, the Company held 67% of the issued and outstanding common stock of Fuel Doctor.

For additional information, see notes 4I and 4K.

Jeffs’ Brands Ltd.

As of December 31, 2023, the Company held 34.11% of the issued and outstanding share capital of Jeffs’ Brands Ltd. (“Jeffs’ Brands”).

For additional information, see note 4E.

On January 25, 2024, Jeffs’ Brands entered into a private placement transaction with certain institutional investors for aggregate gross proceeds of approximately USD 7,275 thousand. Following the private placement, the Company’s holdings in Jeffs’ Brands decreased to 13.37% of the issued and outstanding share capital of Jeffs’ Brands. For additional information, see note 21(1).

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL: (continued)

A.	(continued)

Interests in other entities

As of December 31, 2023, the Company also held 20.04% in Parazero Technologies Ltd. (“Parazero”) (see note 4L), 38.76% in Polyrizon Ltd. (“Polyrizon”) (see note 4H), 19.7% in Laminera Flow Optimization Ltd. (“Laminera”) (see note 4M), 36.08% in A.I. Conversation Systems Ltd. (“A.I. Conversation Systems”) (see note 4P), 19.99% in Metagramm Software Ltd. (“Metagramm”) (see note 4O) and 60% in Zig Miami 54 LLC (“Zig Miami 54”) (see note 4G).

B.

As of the approval date of these consolidated financial statements, the Company has cash and cash equivalents in the amount of USD 4.5 million. The Company anticipates such cash and cash equivalents will provide sufficient liquidity for more than a twelve-month period from the date of these consolidated financial statements.

However, since inception, the Company’s activities have been funded mainly by its shareholders. Furthermore, in the recent years the Company has suffered recurring losses from operations, negative cash flows from operating activities, and has an accumulated deficit as of December 31, 2023.

As such, the Company’s ability to continue operating may be dependent on several factors, mainly its ability to raise sufficient additional funding, which may not necessarily be available to the Company or provide the Company with sufficient funds to meet its objectives.

As of December 31, 2023, given the decline in revenues and operating cash flows during the second half of 2023, Gix Media Ltd. (“Gix Media”), a wholly-owned subsidiary of Gix Internet’s majority-owned subsidiary, Viewbix Inc., did not meet its bank debt covenants (see note 4F). As a result, its bank debt became immediately repayable. While the bank agreed to delay its right for immediate repayment of the loans, the decline in revenues and operating cash flows may reasonably result in Gix Media’s inability to repay its debt obligations in the foreseeable future without securing additional equity or debt financing or successfully renegotiating the terms of its bank debt. The Company has no contractual obligations to support Gix Media.

C.	Iron Swords War

On October 7, 2023, following the brutal attacks on Israel by Hamas, a terrorist organization located in the Gaza Strip that infiltrated Israel’s southern border and conducted a series of attacks on civilian and military targets, Israel’s security cabinet declared war (the “War”). Following the commencement of the War, hostilities also intensified between Israel and Hezbollah, a terrorist organization located in Lebanon. This may escalate in the future into a greater regional conflict. The War led to a reduction of business activities in Israel, evacuation of residences located in the northern and southern borders of Israel, a significant call up of military reserves and lower availability of work force.

The activities of the subsidiary Eventer, which operates in the Israeli market, were directly affected by the War due to the decrease in physical events in Israel which directly affected Eventer’s revenues in this field.

The activities of the subsidiaries Gix Internet and Jeffs’ Brands were not directly affected by the War, as their customers are predominantly from the U.S., Europe and U.K. markets that were not influenced by the War. However, there is no assurance that future developments of the War will not have any impact for reasons beyond the Group’s control such as expansion of the War to additional regions and the recruitment of senior employees.

The Group has business continuity procedures in place, and will continue to follow developments, assessing potential impact, if any, on the Group’s business, financials and operations.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – MATERIAL ACCOUNTING POLICY INFORMATION:

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

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are within the scope of IFRS 16 Leases, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.

The consolidated financial statements were approved for filing by the Board of Directors on April 18, 2024.

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

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – MATERIAL ACCOUNTING POLICY INFORMATION: (continued)

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

When a business combination is achieved in stages, the Group’s previously held interests in the acquired entity are remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss, where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

D.	Goodwill

Goodwill is initially recognized and measured as set out above.

Goodwill is not amortized but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or groups of cash-generating units) expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. For more information, see note 10.

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

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – MATERIAL ACCOUNTING POLICY INFORMATION: (continued)

E.	Investments in associates (continued)

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

The functional currency and the presentation currency

The reporting and functional currency of the Company and each of its subsidiaries, GERD IP, Fuel Doctor and Jeffs’ Brands is USD while Eventer and Gix Internet is NIS.

The consolidated financial statements are presented in USD and rounded to the nearest thousand.

The consolidation of Gix’s Internet and Eventer’s financial statements is accounted for as a foreign operation using IAS 21, the Effects of Changes in Foreign Exchange Rates.

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

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – MATERIAL ACCOUNTING POLICY INFORMATION: (continued)

G.	Property and equipment

Depreciation is calculated using the straight-line method over the estimated useful life of the asset as follows:

Machinery and equipment	6 – 10 years (primarily 10)
Leasehold improvements and furniture	7 – 14 years
Computers and programs	3 years

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

Financial assets

All recognized financial assets are measured subsequently in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.

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

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – MATERIAL ACCOUNTING POLICY INFORMATION: (continued)

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

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – MATERIAL ACCOUNTING POLICY INFORMATION: (continued)

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

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – MATERIAL ACCOUNTING POLICY INFORMATION: (continued)

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

I.	Inventories

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

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – MATERIAL ACCOUNTING POLICY INFORMATION: (continued)

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

Bank balances for which use by the Group is subject to third party contractual restrictions are included as part of cash unless the restrictions result in a bank balance no longer meeting the definition of cash. If the contractual restrictions to use the cash extend beyond 12 months after the end of the reporting period, the related amounts are classified as non-current in the statement of financial position.

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

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – MATERIAL ACCOUNTING POLICY INFORMATION: (continued)

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

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – MATERIAL ACCOUNTING POLICY INFORMATION: (continued)

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

Product Revenue through Jeffs’ Brands

Revenues from product sales of Jeffs’ Brands, directly to Jeffs’ Brands customers through Jeffs’ Brands own online Amazon stores.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – MATERIAL ACCOUNTING POLICY INFORMATION: (continued)

O.	Revenue recognition (continued)

Product Revenue through Jeffs’ Brands (continued)

For sales of goods to retail customers, revenue is recognized when control of the goods has transferred to the customer, being at the point the goods are delivered to the customer. Payment of the transaction price is due immediately at the point the customer purchases the goods.

Under Jeffs’ Brands standard contract terms, customers have a right of return within 45 days. Jeffs’ Brands uses its accumulated historical experience to estimate the number of returns on a portfolio level using the expected value method. It is considered highly probable that a significant reversal in the cumulative revenue recognized will not occur given the consistent level of returns over previous years.

Service Revenue through Gix Internet

Gix Internet generates revenues from obtaining internet user traffic and routing such traffic to its customers. Gix Internet is entitled to receive consideration for its service upon each individual internet user traffic routed to and monetized by its customers.

Gix Internet’s revenues are measured according to the amount of consideration that Gix Internet expects to be entitled to in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties, such as VAT taxes. Revenues are presented net of VAT.

As Gix Internet operates as the primary obligor in its arrangements and has sole discretion in determining to which of its customers internet user traffic is to be routed, revenues are presented on a gross basis.

Service Revenues through Eventer

Eventer generates revenues through collecting commissions from customers for ticket sales on Eventer’s event production platform. These services constitute a performance obligation that is fulfilled at one point in time and therefore the Group recognizes revenues at the time of the event.

Revenues are presented on a net basis, since Eventer’s activity is to arrange for the consideration of tickets to be provided to a third party.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – MATERIAL ACCOUNTING POLICY INFORMATION: (continued)

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

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – MATERIAL ACCOUNTING POLICY INFORMATION: (continued)

Q.	Intangible assets

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

Internally generated intangible assets – research and development expenditure

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

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – MATERIAL ACCOUNTING POLICY INFORMATION: (continued)

Q.	Intangible assets (continued)

Internally generated intangible assets – research and development expenditure (continued)

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

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – MATERIAL ACCOUNTING POLICY INFORMATION: (continued)

R.	Impairment of property and equipment and intangible assets excluding goodwill

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

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – MATERIAL ACCOUNTING POLICY INFORMATION: (continued)

S.	New and amended IFRS Accounting Standards that are effective for the current year

In the current year, the Group has applied a number of amendments to IFRS Accounting Standards issued by the International Accounting Standards Board (IASB) that are mandatorily effective for an accounting period that begins on or after 1 January 2023. Their adoption has not had any material impact on the disclosures or on the amounts reported in these consolidated financial statements.

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements – Disclosure of Accounting Policies

The Group has adopted the amendments to IAS 1 for the first time in the current year. The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ’significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements.

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

Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The Group has adopted the amendments to IAS 8 for the first time in the current year. The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. The definition of a change in accounting estimates was deleted.

Amendments to IAS 12 Income Taxes – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The Group has adopted the amendments to IAS 12 for the first time in the current year. The amendments introduce a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences.

Depending on the applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and liability in a transaction that is not a business combination and affects neither accounting profit nor taxable profit.

Following the amendments to IAS 12, an entity is required to recognize the related deferred tax asset and liability, with the recognition of any deferred tax asset being subject to the recoverability criteria in IAS 12.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – MATERIAL ACCOUNTING POLICY INFORMATION: (continued)

T.	New and revised IFRS Accounting Standards in issue but not yet effective

At the date of authorization of these consolidated financial statements, the Group has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective.

The Group does not expect that the adoption of the Standards will have a material impact on the consolidated financial statements of the Group in future periods, except if indicated below.

Amendments to IAS 1 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current

The amendments to IAS 1 published in January 2020 affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items.

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ’settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The amendments are applied retrospectively for annual periods beginning on or after 1 January 2024, with early application permitted. The IASB has aligned the effective date with the 2022 amendments to IAS 1. If an entity applies the 2020 amendments for an earlier period, it is also required to apply the 2022 amendments early.

The Group anticipates that the application of these amendments may have an impact on the Group’s consolidated financial statements in future periods.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – MATERIAL ACCOUNTING POLICY INFORMATION: (continued)

T.	New and revised IFRS Accounting Standards in issue but not yet effective (continued)

Amendments to IAS 1 Presentation of Financial Statements – Non-current Liabilities with Covenants

The amendments specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date (and therefore must be considered in assessing the classification of the liability as current or non-current). Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date (e.g. a covenant based on the entity’s financial position at the reporting date that is assessed for compliance only after the reporting date).

The IASB also specifies that the right to defer settlement of a liability for at least twelve months after the reporting date is not affected if an entity only has to comply with a covenant after the reporting period. However, if the entity’s right to defer settlement of a liability is subject to the entity complying with covenants within twelve months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within twelve months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants.

The amendments are applied retrospectively for annual reporting periods beginning on or after 1 January 2024. Earlier application of the amendments is permitted. If an entity applies the amendments for an earlier period, it is also required to apply the 2020 amendments early.

The Group anticipates that the application of these amendments may have an impact on the Group’s consolidated financial statements in future periods.

NOTE 3 – KEY SOURCES OF ESTIMATION UNCERTAINTY:

In applying the Group’s accounting policies, which are described in note 2, the management is required to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

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

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – KEY SOURCES OF ESTIMATION UNCERTAINTY: (continued)

Fair value measurements and valuation process of financial assets and liabilities measured at fair value through profit or loss (FVTPL)

Some of the Group’s financial assets and financial liabilities are measured at fair value for financial reporting purposes.

In estimating the fair value of such assets or liabilities, the Group uses market-observable data. Where Level 1 or 2 inputs are not available, the Group determines the fair value of the financial instrument using acceptable valuation techniques and, as applicable, engages third party qualified valuation specialists to perform the valuation.

Further information on the relevant unobservable inputs is provided in note 5.

Impairment of Intangible Assets

During 2023, the Company recognized an impairment loss of USD 508 thousand for the online advertising & internet traffic routing reporting unit’s goodwill, reducing the book value of goodwill to USD 7.7 million as of December 31, 2023. The Company’s quantitative goodwill impairment test involves the comparison of the fair value of each reporting unit to its carrying value. In estimating the fair value of the online advertising & internet traffic routing reporting unit (Gix Internet) the Company used the income approach method, which requires management to make significant estimates and assumptions related to future cash flows and discount rates.

Additionally, the Company’s subsidiary Jeffs’ Brands recorded an impairment loss of USD 955 thousand, within equity losses, on its equity investment in SciSparc Nutraceuticals Inc. The impairment loss was determined based on the fair value valuation of the Wellution trade name by SciSparc Nutraceuticals Inc. In estimating the fair value of the trade name, Jeffs’ Brands used the relief from royalty method, which similarly requires management to make significant estimates and assumptions related to future cash flows and discount rates.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES:

A.	Investments in subsidiaries:

1.	Additional information about Subsidiaries held by the Company:

General information

	Main place of the business	Ownership rights held by the Company	Ownership rights held by non- controlling interests
December 31, 2023
Jeffs’ Brands	Israel	34.11%	65.89%
Eventer	Israel	46.21%	53.79%
Fuel Doctor	USA	67%	33%
GERD IP	USA	90%	10%
Gix Internet	Israel	45.75%	54.25%

	Main place of the business	Ownership rights held by the Company	Ownership rights held by non- controlling interests
December 31, 2022
Jeffs’ Brands	Israel	35.94%	64.06%
Eventer	Israel	46.21%	53.79%
Charging Robotics	Israel	100%	0%
GERD IP	USA	90%	10%
Gix Internet	Israel	42.25%	57.75%

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

A.	Investments in subsidiaries: (continued)

2.	Information related to non-controlling interests:

Balance of non-controlling interests:

	December 31, 2023	December 31, 2022
	USD in thousands
Eventer	371	721
Jeffs’ Brands	5,628	7,199
Charging Robotics	-	91
Gix Internet	2,642	7,480
GERD IP	57	57
Fuel Doctor	161	-
	8,859	15,548

Net income (loss) attributed to non-controlling interests:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	USD in thousands
Odysight.ai	-	-	(*) (892)
Eventer	(383)	(691)	(1,112)
Jeffs’ Brands	(1,989)	(396)	(795)
Gix Internet	(3,085)	(**) 687	-
GERD IP	-	7	51
Fuel Doctor	(250)	-	-
	(5,707)	(393)	(2,748)

(*)	On March 22, 2021, the Company’s holdings in Odysight.ai were diluted, therefore it was deconsolidated as of this date. For additional information see note 4C.

(**)	For the period from February 28, 2022, until December 31, 2022. For additional information see note 4F.

3.	Summarized financial information of material subsidiaries:

The summarized financial information below is prior to eliminating intragroup balances and transactions.

Jeffs’ Brands:

	December 31, 2023	December 31, 2022
	USD in thousands
Current assets	4,232	11,033
Non-current assets	8,890	4,743
Current liabilities	4,342	5,133
Non-current liabilities	309	98

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

A.	Investments in subsidiaries: (continued)

3.	Summarized financial information of material subsidiaries: (continued)

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	USD in thousands
Revenues	10,008	5,859	6,509
Net loss for the year	(2,992)	(1,134)	(1,540)
Cash flows used in operating activities	(2,598)	(4,823)	(863)
Cash flows used in investing activities	(4,814)	(41)	(4,730)
Cash flows from (used in) financing activities	(156)	12,611	5,695
Net increase (decrease) in cash and cash equivalents	(8,137)	7,747	102

Gix Internet:

	December 31, 2023	December 31, 2022
	USD in thousands (*)
Current assets	14,400	26,481
Non-current assets	20,778	16,549
Current liabilities	23,555	29,529
Non-current liabilities	2,168	4,127

(*)	Translated according to the exchange rates at the date of each statement of financial position.

	Year ended December 31, 2023	February 28, 2022 – December 31, 2022 (**)
	USD in thousands (***)
Revenues	79,613	83,532
Net income (loss) for the period	(4,971)	414
Total comprehensive income (loss) for the period	(4,791)	913
Cash flows from operating activities	678	4,232
Cash flows from investing activities	19	13
Cash flows used in financing activities	(3,113)	(3,309)
Net increase (decrease) in cash and cash equivalents	(2,416)	809

(**)	Gix Internet was consolidated as of February 28, 2022. For additional information see note 4F.

(***)	Translated according to the average exchange rates for each period.

4.	Additional information:

The Company consolidated Gix Internet as of February 28, 2022, as the Company increased its holdings interests to 38.03% on February 28, 2022, making the Company the largest shareholder in Gix Internet on a fully diluted basis. Additionally, the Company had appointed 3 out of 5 of the members of the Board of Directors of Gix Internet. As such, the Company achieved control over Gix Internet as of February 28, 2022.

On August 30, 2022, Jeffs’ Brands completed an initial public offering (“IPO”) and the Company’s holdings in Jeffs’ Brands were diluted to below 50% of the voting rights. However, as of December 31, 2023, the Company continued to consolidate Jeffs’ Brands as the Company was the largest shareholder in Jeffs’ Brands as of December 31, 2023, and held 34.11% of the voting rights. On January 25, 2024, Jeffs’ Brands entered into a private placement transaction which resulted in a loss of control of the Company over Jeffs’ Brands. For more information, see note 21(1).

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

B.	Investments accounted for using the equity method:

1.	The following table summarizes the total investments accounted for using the equity method:

	December 31, 2023	December 31, 2022
	USD in thousands
Odysight.ai (1)	-	9,375
Parazero (4)	-	976
Laminera (note 4M)	-	1,176
Polyrizon (note 4H)	499	214
SciSparc Nutraceuticals (note 4E)	1,940	-
A.I Conversation Systems (note 4P)	76	-
Revoltz (note 4I)	110	151
Zig Miami 54 (note 4G)	370	-
	2,995	11,892

2.	The following table summarizes the total share of loss (profit) of investments accounted for using the equity method:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	USD in thousands
Odysight.ai (1)	660	1,360	1,401
Automax Ltd. (2)	-	-	(275)
Gix Internet (3)	-	215	822
Parazero (4)	544	615	-
Laminera (note 4M)	1,176	157	-
SciSparc Nutraceuticals (note 4E)	1,249	-	-
Polyrizon (note 4H)	209	234	74
Elbit Imaging Ltd. (5)	-	36	83
A.I Conversation Systems (6)	158	-	-
Revoltz (note 4I)	26	42	44
Zig Miami 54 (note 4G)	85	-	-
	4,107	2,659	2,149

(1)	Odysight.ai investment was accounted for as assets at fair value through profit or loss from March 21, 2023 (note 4C).

(2)	Automax Ltd. investment was accounted for as assets at fair value through profit or loss from March 9, 2021.

(3)	Gix Internet was consolidated from February 28, 2022 (note 4F).

(4)	Parazero investment was accounted for as assets at fair value through profit or loss from October 30, 2023 (note 4M).

(5)	Elbit Imaging Ltd. investment was accounted for as assets at fair value through profit or loss from October 18, 2022.

(6)	A.I Conversation Systems investment was accounted for as assets at fair value through profit or loss until September 5, 2023 (note 4M).

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

B.	Investments accounted for using the equity method: (continued)

3.	This table summarize the Company’s rights in share capital and voting rights:

	Main place of the	Company rights in share capital and voting rights
	business	%
December 31, 2023
Laminera	Israel	19.70%
Polyrizon	Israel	38.76%
SciSparc Nutraceuticals	USA	49%
A.I Conversation Systems	Israel	36.08%
Revoltz	Israel	19.90%
Zig Miami 54	USA	60%

December 31, 2022
Parazero	Israel	40.35%
Laminera	Israel	19.70%
Polyrizon	Israel	37.03%
Odysight.ai	Israel	27.02%
Fuel Doctor	Israel	28.63%
Revoltz	Israel	19.90%

4.	Fair value of investments accounted for using the equity method for which there is a market price on the stock exchange:

	December 31, 2023		December 31, 2022
	Carrying amount	Quoted fair value	Carrying amount	Quoted fair value
	USD in thousands
Odysight.ai (*)	-	-	9,375	9,623
A.I Conversation System	76	882	-	-

(*)	Odysight.ai investment was accounted for as assets at fair value through profit or loss from March 21, 2023. See note 4C.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

C.	Odysight.ai

As of December 31, 2022, the Company held 27.02% of the outstanding common stock of Odysight.ai (formerly known as ScoutCam Inc.) and the investment was accounted for using the equity method.

On March 21, 2023, Odysight.ai completed a private placement to existing stockholders, of 3,294,117 units, at a purchase price of USD 4.25 per unit. The Company did not participate in the private placement. Following the private placement, the Company’s holdings in Odysight.ai were diluted to 18.45% and the remaining holding was accounted for as investments at fair value through profit or loss (FVTPL). As a result of the transition, the Company recognized a loss of USD 2,946 thousand for the year ended December 31, 2023, in the consolidated statements of income/loss and other comprehensive income/loss.

On May 17, 2023, the Company signed a stock transfer agreement to sell the entirety of its stake in Odysight.ai for total proceeds of approximately USD 5.7 million. On July 11, 2023, the Company received the consideration for the sale of Odysight.ai in the amount of USD 5.7 million.

Activity in investment account:

January 1, 2023- March 21, 2023
USD in thousands
Investment as of January 1, 2023	9,375
Loss for the period	(660)
Balance as of March 21, 2023	8,715
Loss as a result of transition to FVTPL	(2,941)
Fair value of the investment as of March 21, 2023	5,774

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

C.	Odysight.ai (continued)

January 1, 2022 - December 31, 2022
USD in thousands
Investment as of January 1, 2022	10,735
Loss for the year	(1,360)
Investment as of December 31, 2022	9,375

Reconciliation to carrying amounts:

December 31, 2022
USD in thousands

Equity attributable to Odysight.ai shareholders’ as of December 31, 2022	11,785
Adjustments to Equity	(1,628)
Equity As adjusted as of December 31, 2022	10,157
Group share in %	27.02%
Group share	2,744
Balance of excess cost:
Technology, net of deferred tax	1,023
Goodwill	5,608
Balance as of December 31, 2022	9,375

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

D.	Eventer

General

On October 14, 2020, the Company signed a share purchase agreement with Eventer, a technology company engaged in the development of unique tools for automatic creation, management, promotion, and billing of events and ticketing sales. Pursuant to the share purchase agreement, the Company invested USD 750 thousand and was issued an aggregate of 325,270 ordinary shares of Eventer, representing 58.7% of Eventer’s issued and outstanding share capital. The share purchase agreement provides that the Company will invest an additional investment of USD 250 thousand in a second tranche (“Earn-out), subject to Eventer achieving certain post-closing EBITDA based milestones during the fiscal years 2021 through 2023, or the “Milestones”. As of December 31, 2023, the Milestones have not been achieved.

Additionally, on October 14, 2020, the Company entered into an exchange agreement with Eventer’s shareholders, pursuant to which, during the period commencing on the second anniversary of the exchange agreement and ending fifty-four (54) months following the date of the exchange agreement, Eventer’s shareholders may elect to exchange all of their Eventer shares for ordinary shares of the Company. The Company treated the exchange agreement at the date of the business combination from accounting perspective as recognition of noncontrolling interests, in addition to the recognition of a liability in respect of a derivative (exchange options) which will be measured at fair value at each cut-off date and will be revalued. The changes in the fair value at each cut-off date will be recorded as a financial income/expense. As of December 31, 2023, and 2022, the Company concluded that the fair value of this derivative is immaterial.

On March 25, 2021 (the “Closing”), Eventer completed a finance round of approximately USD 2,250 thousand (approximately NIS 7,300 thousand) from a group of 7 investors, in exchange for 146,637 shares, representing 20% of Eventer’s issued and outstanding share capital after consummation of the investment. Following the finance round, the Company’s holding in Eventer decreased to 47.69% of Eventer’s issued and outstanding share capital. Additionally, the investment agreement provided that if in the following twelve months of the Closing, Eventer shall not consummate an IPO, then the price per share (“PPS”) shall be adjusted downward to reflect 50% of the PPS at the time of the Closing (the “Adjusted PPS”), and the 7 investors shall be issued with additional ordinary shares of Eventer, at no additional consideration. Eventer did not consummate an IPO, therefore on May 25, 2022, Eventer issued to the 7 investors 65,310 shares from which the Company received 19,518 shares. As a result, the Company’s holding in Eventer decreased to 46.21% from that date.

On December 6, 2023, the Company signed a share purchase agreement with Keshet Holdings LP (“Keshet”) to purchase its entire stake in Eventer in consideration of USD 250 thousand which will be paid in the Company’s shares. As of the issuance date of these financial statements, the closing of the agreement did not occur.

As of December 31, 2023, the Company held 46.21% of Eventer’s outstanding common stock.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

D.	Eventer (continued)

Loan agreements between Eventer and the Company

On October 14, 2020, the Company signed a revolving loan agreement (“Loan Agreement”) with Eventer, according to which, the Company granted a loan to Eventer in the amount of USD 250 thousand (“Initial Advance”). According to the Loan Agreement, the Company committed to lend up to USD 1,250 thousand to Eventer through advances of funds upon Eventer’s request and subject to the Company’s approval. Advances extended under the Loan Agreement may be repaid and borrowed, in part or in full, from time to time. The Initial Advance should be repaid in twenty-four equals monthly instalments, commencing on the first anniversary of the Loan Agreement. Other advances extended under the Loan Agreement will be repaid immediately following, and in no event later than thirty days following the completion of the project or purpose for which they were made. Outstanding principal balances on the advances will bear interest at a rate equal to the higher of (i) 4% per year, or (ii) the interest rate determined by the Israeli Income Tax Ordinance [New Version] 5721-1961 and the rules and regulation promulgated thereunder. Interest payments will be made on a monthly basis.

During November 2021, the Company and Eventer agreed that the Initial Advance will be repaid the earlier of (i) six months following the maturity date of the Initial Advance; or (ii) immediately following an initial public offering of Eventer. The Company concluded the change in terms does not constitute a material modification of the loan.

Additionally, in November 2021, the Company loaned an additional amount of USD 250 thousand (“Additional Amount”) to Eventer which is to be repaid 6 months after the Additional Amount was received. The Additional Amount bears 4% interest per year.

On October 30, 2022, the Company and Eventer signed an amendment according to which the maturity date of the Initial Advance and the Additional Amount will be May 30, 2024. In the event Eventer will issue securities in consideration of at least USD 2 million or in the event of an IPO or right offering (the “Investment”), then the outstanding Initial Advance and the Additional Amount will automatically be converted into shares. The number of shares will be calculated by dividing the outstanding balance as of the closing date of the Investment by a price per share which shall reflect a 20% discount off the lowest price per share paid in the Investment.

Eventer concluded that the modified loan terms (“Modified Loan”) including an equity conversion feature, represent a substantial modification in accordance with IFRS 9 and is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

Advertising rights from Keshet

As part of the finance round described above, Keshet, one of the 7 investors, committed to provide Eventer with advertising services for USD 1,250 thousand (approximately NIS 4,000 thousand), over a period of 1 year, until June 30, 2022. The agreement further provided that the investment proceeds to be paid by Keshet are to be netted by USD 1,250 thousand to be paid as consideration of the above-mentioned advertising services.

Accordingly, the net amount Eventer raised in the finance round amounted to USD 1,000 thousand, with advertising services recorded as a prepaid expense in the amount of USD 1,250 thousand. Eventer is not entitled to a refund in the event these advertising services are unutilized through the entire period until June 30, 2022.

Following lack of usage of advertising services by Eventer until June 30, 2022, Eventer and Keshet agreed to extend the entitlement period until December 31, 2023, such that the original volume would be utilized. As the extension in time period did not entitle Eventer to additional advertisement services, the Company concluded that the fair value of the additional benefit represented by the extension is immaterial.

In December 2022, Eventer assigned all of the unutilized advertising services in the amount of USD 660 to Screenz Cross Media Ltd. as part of the debt repayment. See more information below regarding the agreement with Screenz Cross Media Ltd.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

D.	Eventer (continued)

Loan agreement with Safee Cyber Technologies Inc.

On August 1, 2022, the Company and Eventer signed a loan agreement with Safee Cyber Technologies Inc. (“Safee”).

According to the loan agreement, the Company loaned Safee an amount of NIS 250 thousand (USD 74 thousand) and Eventer loaned Safee an amount of NIS 300 thousand (USD 89 thousand) consisting of NIS 100 thousand (USD 30 thousand) in cash and by assigning to Safee NIS 200 thousand (USD 59 thousand) of the unutilized advertising rights Eventer had purchased from Keshet in March 2021 as mentioned above.

Additionally, for the purpose of loan repayment, Eventer’s loan will be considered as NIS 200 thousand (USD 59 thousand) in total. As a result, Eventer recorded an expense of NIS 100 thousand (USD 29 thousand).

Safee shall repay the loans and the interest out of the proceeds that it will receive, directly and/or indirectly, from the sale of non-fungible token (NFT) of the Israeli artist Noa Kirel (“Kirel NFT”), in a way that the Company and Eventer will be entitled to receive the relative part of the loans (excluding 10% of such proceeds). Safee shall not use the Kirel NFT proceeds for any other purpose and shall not grant any rights to any third party in the proceeds, until the full repayment of the loans and the interest.

Following the full repayment of the loans and the interest, Safee will be entitled to receive 43.3% of the Kirel NFT proceeds and each the Company and Eventer will be entitled to receive 28.35% of the Kirel NFT proceeds.

In the event that the net proceeds shall not be sufficient to repay the loans within the period of 2 years, the Company and Eventer shall waive all unpaid amounts of the loans.

The loans bear a fixed annual interest at the minimal rate required according to the applicable tax law, starting from the date the loan was provided and until its full repayment.

The loan was accounted for as financial assets measured at amortized cost.

As of December 31, 2023, no repayments were made as Safee did not receive any proceeds from Kirel NFT sales.

Contingent liabilities

On December 14, 2022, a motion to certify a class action suit was filed against Eventer and two of its directors, alleging the violation of the provisions of the Prohibition of Discrimination in Products, Services, and Entry into Places of Entertainment and Public Places Law. The plaintiff claims that Eventer enables the allocation of different kinds of tickets to different groups (such as women, children etc.), thereby allowing structured discrimination. According to the opinion of Eventer’s legal counsel, the chances of the class action to be rejected are more likely than not both against Eventer and its directors. A hearing was scheduled for January 3, 2024, and was postponed to April 24, 2024.

On April 1, 2024, a lawsuit was filed against Eventer and the Company by the minority shareholders of Eventer. For more information, see note 21(4).

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

D.	Eventer (continued)

Agreement with Screenz Cross Media Ltd.

On February 4, 2021, Eventer signed an addendum to the agreement with Screenz Cross Media Ltd. (a company indirectly controlled and managed by Eli Uzan who served as Eventer’s Director) (hereafter “Screenz”). The agreement was signed during November 2020 for the purpose of collaborating in the field of virtual conferences. According to the provisions of the addendum to the agreement, Eventer will receive an exclusive license for using the broadcasting system of Screenz with respect to the field of virtual conferences and development services (“Software License”), and in exchange will pay Screenz an amount of USD 1,500 thousand (approximately NIS 4,280 thousand) over a period of eight months, as well as 8% from the revenues earned from using the Software License.

In December 2021, March 2022 and December 2022, several amendments were signed between Eventer and Screenz in order to modify the terms of the loan.

Following the last amendment in December 2022, Eventer repaid its debt to Screenz by assigning to Screenz the remaining unutilized advertising rights Eventer had purchased from Keshet. The prepaid expense balance in respect of these advertising rights in the books of Eventer as of the repayment date, which approximated the advertising rights’ fair value, was USD 660 thousand. The debt balance as of the date of the amendment was USD 1,062 thousand (NIS 3,862 thousand). The difference between the debt balance and the advertising rights of USD 402 thousand was recorded as a capital contribution from Screenz to Eventer. It was also determined that Screenz will have the first right to receive any money received from Eventer and resulting from a digital ticketing platform for interactive virtual events up to a total amount of USD 480 thousand. As of December 31, 2023, the Company concluded that the fair value of this commitment is immaterial given the uncertainty of generating revenues by Eventer from interactive virtual events.

As of December 31, 2023, the management of Eventer reviewed the carrying amount of the Software License and determined that it was not recoverable as no cashflows are expected to be generated by the Software License in the foreseeable future. As such, the Group recognized an impairment loss of USD 1,304 thousand in the consolidated statements of income/loss and other comprehensive income/loss.

Deferred offering costs

During 2021, Eventer recorded USD 470 thousand as deferred offering costs in relation to a planned initial public offering (“IPO”). During 2022, Eventer recorded these deferred offering costs as an expense due to the fact that the offering was not consummated.

Share based compensation grants

1.	On March 30, 2021, Eventer granted its CEO 29,944 options to purchase 29,944 shares at an exercise price of 0.001 NIS per share. The options shall vest over a period of three years.

The fair value of this grant was approximately NIS 1,668 thousand (USD 473 thousand). For the year ended December 31, 2023, NIS 127 thousand (USD 35 thousand) were recognized and recorded as expenses (2022: NIS 418 thousand (USD 124 thousand), 2021: NIS 1,123 thousand (USD 347 thousand)).

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

D.	Eventer (continued)

Share based compensation grants (continued)

2.	On March 30, 2021, Eventer granted Round Robin Ltd, one of the founding partners of Eventer, 29,944 options to purchase 29,944 shares at exercise price of 0.001 NIS per share. The options shall vest over a period of three years.

The fair value of this grant was approximately NIS 1,668 thousand (USD 473 thousand). For the year ended December 31, 2023, NIS 127 thousand (USD 35 thousand) were recognized and recorded as expenses (2022: NIS 418 thousand (USD 124 thousand), 2021: NIS 1,123 thousand (USD 347 thousand)).

E.	Jeffs’ Brands

General

Jeffs’ Brands was incorporated in Israel on March 7, 2021. As of December 31, 2023, Jeffs’ Brands had five wholly owned subsidiaries - Smart Repair Pro Inc. (“Smart Pro”), Top Rank Ltd. (“Top Rank”), Jeffs’ Brands Holdings Inc. (“Jeffs’ Brands Holdings”), Fort Products Ltd. (“Fort”) and Fort Products LLC (“Fort US”). Jeffs’ Brands and its subsidiaries are engaged in the acquisition, improvement and operation of virtual stores (the “Brands”) mainly on the Amazon.com (“Amazon”) website.

As of December 31, 2023, the Company held 34.11% of the issued and outstanding share capital of Jeffs’ Brands.

On January 25, 2024, Jeffs’ Brands entered into a private placement transaction with certain institutional investors for aggregate gross proceeds of approximately USD 7,275 thousand. Following the private placement, the Company’s holdings in Jeffs’ Brands decreased to 13.37% of the issued and outstanding share capital of Jeffs’ Brands. For additional information, see note 21(1).

Wellution Agreement

On February 23, 2023, Jeffs’ Brands and Jeffs’ Brands Holdings, entered into a stock purchase agreement (the “Wellution Agreement”), with SciSparc Ltd. (“SciSparc”), a related party of Jeffs’ Brands, pursuant to which, on March 22, 2023, Jeffs’ Brands Holdings acquired from SciSparc 57 shares of common stock of SciSparc Nutraceuticals Inc. (“SciSparc Nutraceuticals”), a wholly-owned subsidiary of SciSparc that owns and operates Wellution, an Amazon food supplements and cosmetics brand, representing approximately 49% of the issued and outstanding common stock of SciSparc Nutraceuticals, for approximately USD 2,989 thousand in cash (“Purchase Price”). As of December 31, 2023, Jeffs’ Brands had an outstanding liability to SciSparc of USD 98 thousand included in accrued expenses and other current liabilities in the consolidated statements of financial position. In addition, Jeffs’ Brands paid transaction costs in the amount of USD 199 thousand.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

E.	Jeffs’ Brands (continued)

Wellution Agreement (continued)

Additionally, subject to the Wellution Agreement, on March 22, 2023, Jeffs’ Brands entered into a consulting agreement with SciSparc Nutraceuticals (the “SciSparc Consulting Agreement”), pursuant to which Jeffs’ Brands will provide management services to SciSparc Nutraceuticals for the Wellution brand for a monthly fee of USD 20 thousand. In addition, Jeffs’ Brands received a one-time signing bonus in the amount of USD 51 thousand. The SciSparc Consulting Agreement is for an undefined period of time and may be terminated by either party with a 30 days advance notice. In November 2023, Jeffs’ Brands and SciSparc agreed to reduce the monthly fee to USD 10 thousand.

Jeffs’ Brands did not obtain any substantive processes, assembled workforce, or employees capable of producing outputs in connection with the acquisition. Therefore, the transaction was accounted for as an asset acquisition, as the acquired assets did not meet the definition of a business as defined by IFRS 3, Business Combinations.

The Purchase Price and the transaction costs were allocated between the individual assets and liabilities of SciSparc Nutraceuticals based on their relative fair values at the date of the acquisition.

Jeffs’ Brands Holdings owns 49% of the voting rights in SciSparc Nutraceuticals and has the right to appoint two out of five directors. Management of Jeffs’ Brands has determined that it has significant influence over SciSparc Nutraceuticals and accordingly accounted for its investment under the equity method.

As of December 31, 2023, management of Jeffs’ Brands assessed whether there was objective evidence that its net investment in SciSparc Nutraceuticals was impaired. Management of Jeffs’ Brands determined that the decrease in revenues and operating losses of SciSparc Nutraceuticals were indicative of such objective evidence. Accordingly, Jeffs’ Brands management’s fair value expert performed an impairment test in accordance with IAS 36 and determined that the carrying value of the investment exceeded its recoverable amount. As a result, an impairment loss of USD 955 thousand was recorded within equity losses in the consolidated statements of income/loss and other comprehensive income/loss.

Activity in investment account:

February 23, 2023 – December 31, 2023
USD in thousands
Balance as of January 1, 2023	-
Purchase on February 23, 2023	3,189
Loss for the period	(1,249)
Balance as of December 31, 2023	1,940

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

E.	Jeffs’ Brands (continued)

Wellution Agreement (continued)

Also pursuant to the Wellution Agreement, on March 22, 2023, Jeffs’ Brands issued 35,345 of its ordinary shares to SciSparc and SciSparc issued 13,858 of its ordinary shares to Jeffs’ Brands in a share exchange (collectively, the “Exchange Shares”), representing 2.97% and 4.99%, respectively, of Jeffs’ Brands’ and SciSparc’s issued and outstanding ordinary shares. The number of Exchange Shares acquired by each company was calculated by dividing USD 288,238 by the average closing price of the relevant company’s shares on the Nasdaq Capital Market for the 30 consecutive trading days ending on the third trading day immediately prior to the closing. The investment in SciSparc was accounted for as financial assets measured at fair value through profit or loss (FVTPL). See note 5.

Fort share purchase agreement

On March 2, 2023, Jeffs’ Brands entered into a share purchase agreement (the “Fort SPA”), with the holders (the “Sellers”), of all of the issued and outstanding share capital of Fort, a company incorporated under the laws of England and Wales and engaged in the sale of pest control products primarily through Amazon.uk, pursuant to which, on March 9, 2023, Jeffs’ Brands acquired all of the issued and outstanding share capital of Fort, for approximately £2,000 thousand (approximately USD 2,400 thousand) in cash (the “Fort Acquisition”). As of December 31, 2023, Jeffs’ Brands had an outstanding liability to the sellers of USD 332 thousand included in accrued expenses and other current liabilities in the consolidated statements of financial position.

On February 29, 2024, Jeffs’ Brands extended a side letter to the Fort SPA with the Sellers, pursuant to which, Jeffs’ Brands agreed to increase certain adjustment amount payments to the Sellers by approximately £100 thousand (approximately USD 128 thousand). These adjustments were included in the outstanding liability as of December 31 ,2023.

Furthermore, in connection with the Fort Acquisition, on March 9, 2023, Jeffs’ Brands and Fort entered into settlement agreements with all of Fort’s employees, including the Sellers, by which such employees’ employment with Fort will terminate three months following March 9, 2023.

On March 9, 2023, Jeffs’ Brands and the Sellers entered into a consulting agreement, pursuant to which the Sellers will provide Jeffs’ Brands with consultancy services for a period of three months for a monthly fee of approximately USD 3 thousand. On September 20, 2023, Jeffs’ Brands and the Sellers entered into a new consulting agreement for an indefinite period at a monthly fee of approximately USD 4.5 thousand effective as of June 1, 2023.

Jeffs’ Brands did not obtain any substantive processes, assembled workforce, or employees capable of producing outputs in connection with the acquisition. Therefore, the transaction was accounted for as an asset acquisition, as the acquired assets did not meet the definition of a business as defined by IFRS 3, Business Combinations.

The purchase price and the transaction costs were allocated between the individual assets and liabilities of Fort based on their relative fair values at the date of the acquisition.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

E.	Jeffs’ Brands (continued)

Initial Public Offering

On August 30, 2022, Jeffs’ Brands completed its initial public offering (“IPO”) on the Nasdaq. In connection with the IPO, Jeffs’ Brands issued 531,069 ordinary shares, no par value per share, and 3,717,473 warrants (“IPO Warrants”), to purchase up to 531,069 ordinary shares, at an initial exercise price of USD 28.28 per ordinary share. Additionally, Jeffs’ Brands issued 185,873 warrants to the underwriter to purchase up to 26,554 ordinary shares at an exercise price of USD 36.4 per ordinary share. The underwriter partially exercised its right to purchase an additional 425,912 IPO Warrants to purchase up to 60,845 ordinary shares for a total consideration of USD 4 thousand. Jeffs’ Brands received total net proceeds of USD 13.4 million after deducting issuance costs of USD 2.1 million. Following the IPO completion, the Company’s holdings in Jeffs’ Brands decreased to 35.94% of the issued and outstanding share capital of Jeffs’ Brands.

The IPO Warrants became exercisable immediately after the completion of the IPO (and until August 30, 2027). On the 90th day after completion of the IPO, the exercise price of the IPO Warrants was adjusted to be equal to the lowest quoted share price during the 90 days. The daily quoted price used in the determination of such minimum was calculated as the weighted average price of each day. The exercise price, however, could not be reduced to less than USD 14.14. The IPO Warrants have a cashless exercise mechanism. On November 28, 2022, the IPO Warrant’s exercise price was adjusted to USD 14.14.

The IPO Warrants contain a down round protection, so that for a period of two years from the date of issuance of the IPO Warrant, the exercise price is adjusted to the price in subsequent fundings of Jeffs’ Brands, if shares in these fundings are sold at a price per share below the warrant exercise price at the time of such future fundings (or if other instruments with an exercise / conversion price at a price below the warrant exercise price are sold). The exercise price, however, may not be reduced to less than USD 14.14.

Additionally, additional warrants were issued to each qualified buyer who continued to hold at least 120,192 IPO Warrants as of November 28, 2022 (the “Additional Warrants”). Accordingly, Jeffs’ Brands issued 2,824,525 Additional Warrants to purchase 403,504 ordinary shares. Each Additional Warrant has substantially the same terms as the As-Adjusted IPO Warrant; provided, however, that the term of each Additional Warrant will be five (5) years from the issuance date and such Additional Warrant will not be listed on any securities exchange. The Additional Warrants may be redeemed by Jeffs’ Brands at any time at a price equal to three times the Initial Exercise Price, or USD 42.42.

Furthermore, so long as the Additional Warrants are outstanding, each Additional Warrant holder receives semi-annual payments equal to approximately 2.3% of Jeffs’ Brands gross revenues, calculated for the first and second six-month fiscal periods (“Revenue Sharing Payment”). The Revenue Sharing Payment related to 2023 and 2022 was USD 269 thousand and USD 40 thousand, respectively.

The IPO Warrants and the Additional Warrants were accounted for as derivative liabilities measured at fair value through profit or loss (FVTPL) (see note 5).

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

E.	Jeffs’ Brands (continued)

Related parties’ loans

On February 2, 2021, the Company entered into loan agreements with Smart Pro and Smart Pro’s other shareholders, according to which, the Company and Smart Pro’s other shareholders extended loans of USD 3,760 thousand and USD 940 thousand, respectively, to finance Smart Pro’s additional purchases of three new brands on the Amazon online marketplace. The loans bear an annual compound interest of 4% and will be repaid on February 2, 2026.

Until May 3, 2022, the loans were measured at amortized cost.

As of May 3, 2022, Smart Pro had outstanding loans to the Company, Mr. Hakmon and L.I.A. Pure Capital Ltd. of USD 4.1 million, USD 940 thousand, and USD 109 thousand, respectively.

On May 3, 2022, Jeffs’ Brands entered into assignments to loan agreements with the Company, Smart Pro, Mr. Hakmon and L.I.A. Pure Capital Ltd, pursuant to which Jeffs’ Brands assumed Smart Pro’s obligations under the outstanding loans and agreed that unless previously repaid, pursuant to the terms of the respective loan agreements with such parties, effective immediately upon the consummation of IPO, all outstanding principal due to each such party shall be automatically converted into a number of Jeffs’ Brands ordinary shares equal to the quotient obtained by dividing the outstanding principal amount due to such party, by the per ordinary share price obtained by dividing USD 10 million by the fully diluted issued and outstanding ordinary shares as of immediately prior to the closing of the IPO. Any accrued and unpaid interest due to such party as of such date will be paid in cash.

Jeffs’ Brands concluded that the modified loan terms (“Modified Loan”) including an equity conversion feature upon IPO, represent a substantial modification in accordance with IFRS 9 and is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Accordingly, the difference between the fair value and face value of the loan attributable to the Company was recorded as a deemed contribution by the Company to Jeffs’ Brands. Similarly, the difference between the fair value and face value of the loan attributable to the non-controlling interest was recorded as a deemed contribution by the non-controlling interest to Jeffs’ Brands.

In connection with the IPO that was consummated on August 30, 2022, the loans between the Company, Jeffs’ Brands, Mr. Hakmon and L.I.A. Pure Capital Ltd. were converted into 209,088 ordinary shares.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

E.	Jeffs’ Brands (continued)

Amazon Loans

On May 9, 2022, Smart Pro entered into a loan agreement with Amazon. Pursuant to the loan agreement, Smart Pro received from Amazon an aggregate amount of USD 153 thousand. The loan matures within 12 months and bears an annual interest at a rate of 9.99% per year. In order to secure the loan, Smart Pro pledged its financial balances on its Amazon account on Amazon and its inventories held in Amazon’s warehouses, in favor of Amazon. In March 2023, the loan was fully repaid.

Third parties’ loans

In July 2021, Smart Pro entered into a loan agreement with two third parties (“Lenders”). The loans bore an annual interest rate of 10% and were payable in January 2022. Smart Pro was entitled to extend the loans by an additional sixty days, with additional interest of 1% per month. In addition, pursuant to the loan agreement, in the event of an IPO of Jeffs’ Brands, the Lenders would be entitled to ordinary shares of Jeffs’ Brands at an aggregate value of USD 250 thousand with a conversion price at the IPO price. In July 2021, the loans principal of USD 750 thousand was received. The proceeds from the Lenders were first allocated to the liability to issue a variable number of shares based on its fair value at the date of issuance in an amount of USD 62 thousand, with a corresponding discount recorded on the third-party loan. The derivate liability was revalued at each period-end and amounted to USD 137 thousand as of December 31, 2021.

On November 23, 2021, the loan agreement was amended to extend the maturity date of the loan to the earlier of (i) March 31, 2023, or (ii) the closing of an IPO of Jeffs’ Brands. Based on Jeffs’ Brands management’s assessment, the amendment resulted in a significant modification to the loans in accordance with IFRS 9. As a result of the debt extinguishment, Jeffs’ Brands recorded a financial gain in the amount of USD 14 thousand.

Following the IPO in August 2022, Jeffs’ Brands repaid the third-party loans. Furthermore, effective as of August 30, 2022, the closing date of the IPO, and pursuant to the loan agreement, Jeffs’ Brands issued 60,096 warrants to the Lenders to purchase up to 8,586 ordinary shares, exercisable at an exercise price of USD 28.28 per share, exercisable for three years following the IPO. The warrants have a cashless exercise mechanism.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

E.	Jeffs’ Brands (continued)

Bank Leumi Loan

On February 22, 2022, Jeffs’ Brands entered into a loan agreement with Bank Leumi Le-Israel (“Bank Leumi”) to provide for a line of credit in an aggregate amount of up to USD 1,000 thousand, which Jeffs’ Brands may draw in two tranches at its request, but in no event after July 21, 2022. Pursuant to the loan agreement, amounts drawn bear interest at a rate of Secured Overnight Financing Rate (“SOFR”) plus 3.25% annually. On March 3, 2022, Jeffs’ Brands drew USD 400 thousand under the line of credit. On June 2, 2022, Jeffs’ Brands drew another USD 200 thousand under the line of credit. Following an agreement with Bank Leumi, the loan was extended until October 31, 2022. All amounts outstanding under the line of credit were fully repaid on September 6, 2022.

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

Ordinary shares and incentive plan

On January 19, 2022, Jeffs’ Brands Board of Directors adopted the 2022 Incentive Option Plan (“Plan”). A total of 186,718 ordinary shares were reserved and subject to the Plan. The Plan is intended as an incentive to retain directors, officers, employees, consultants and advisers of Jeffs’ Brands. As of December 31, 2023, Jeffs’ Brands had not granted awards under the Plan.

On February 17, 2022, Jeffs’ Brands Board of Directors approved the issuance of bonus shares (equivalent to a stock dividend) on a basis of 664.0547 (prior to adjustments for subsequent reverse share split) ordinary shares of Jeffs’ Brands for each ordinary share issued and outstanding as of the close of business on February 17, 2022 (provided that any fractional shares be rounded down to the nearest whole number), resulting in an aggregate issuance by Jeffs’ Brands as of such date of 6,630,547 (prior to adjustments for subsequent reverse share splits) ordinary shares. Additionally, the Board approved an increase in the authorized share capital of Jeffs’ Brands to 100,000,000 (43,567,567 after giving effect to the two subsequent reverse share splits) ordinary shares.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

E.	Jeffs’ Brands (continued)

Ordinary shares and incentive plan (continued)

On May 3, 2022, Jeffs’ Brands’ Board of Directors approved a 0.806-for-1 reverse split of Jeffs’ Brands issued and outstanding ordinary shares, effective as of May 3, 2022, pursuant to which, holders of Jeffs’ Brands ordinary shares received 0.806 of ordinary shares for every one ordinary share held as of immediately prior to such date.

On June 16, 2022, Jeffs’ Brands’ Board of Directors approved a 1-for-1.85 reverse split of Jeffs’ Brands issued and outstanding ordinary shares, effective as of June 16, 2022, pursuant to which, holders of Jeffs’ Brands ordinary shares received one ordinary share for every 1.85 ordinary shares held as of such date. The reverse stock split proportionally reduced the number of Jeffs’ Brands authorized share capital.

On October 17, 2023, Jeffs’ Brands Board of Directors approved a 1-for-7 reverse split of Jeffs’ Brands issued and outstanding ordinary shares, effective as of November 3, 2023, pursuant to which holders of Jeffs’ Brands ordinary shares received one ordinary Share for every 7 ordinary shares held as of such date. The reverse stock split proportionally did not reduce the number of authorized share capital. The effect of such reverse split was applied retrospectively for all the number of shares, warrants, related par value and others related to Jeffs’ Brands.

Consultant agreement with Pure Capital

On October 26, 2022, Jeffs’ Brands and L.I.A Pure Capital Ltd. (“Pure Capital”), a related party of Jeffs’ Brands, entered into a consulting agreement, pursuant to which Pure Capital will provide consulting services to Jeffs’ Brands for a monthly fee of NIS 57.5 thousand (approximately USD 16.5 thousand). Jeffs’ Brands paid Pure Capital a one-time signing bonus in the amount of NIS 425 thousand (approximately USD 121 thousand) for their services to Jeffs’ Brands from the day of Jeffs’ Brands inception until the closing of the IPO. As part of the consulting agreement, Pure Capital is also entitled to the following payments: (i) an amount equal to 7% of the gross proceeds paid to Jeffs’ Brands in connection with any exercise of warrants, whether or not currently outstanding; and (ii) 8% of the total consideration paid in connection with any purchase of a new brand, businesses, or similar events initiated or assisted by Pure Capital and approved by the Chief Executive Officer and Chairman of the Board based on agreement with Pure Capital. The consulting agreement is for an undefined period of time and may be terminated after 3 years from October 26, 2022, by either party upon 30 days advance notice.

In March 2023, Jeffs’ Brands paid Pure Capital USD 352 thousand in accordance with the terms of the consulting agreement. The consultancy fees were paid in consideration with the investments in Fort and SciSparc Nutraceuticals and were capitalized on the investments cost.

Additionally, on October 26, 2022, Jeffs’ Brands and Pure NJ Logistics LLC, a company owned by Pure Capital and a director of Jeffs’ Brands, entered into a warehouse storage agreement for a warehouse located in New Jersey, USA.

In addition, on February 5, 2024, Jeffs’ Brands paid Pure Capital USD 100 thousand in connection with the completion of the private placement transaction (see note 21(1)).

Leases

On May 21, 2022, Jeffs’ Brands entered into a short-term lease agreement for its offices from the Company and participated in 50% of the lease and related maintenance expenses. Jeffs’ Brands paid USD 86 thousand plus VAT on December 30, 2022.

Additionally, Jeffs’ Brands leases office space and warehouse with a remaining useful life of less than 3 years.

As of December 31, 2023, Jeffs’ Brands’ right-of-use asset and lease liability totaled USD 127 thousand and USD 138 thousand, respectively.

Jeffs’ Brands uses its incremental borrowing rate as the discount rate for its leases, as the implicit rate in the lease is not readily determinable. As of December 31, 2023, Jeffs’ Brands leases had a weighted average remaining lease term of 3 years and a weighted average borrowing rate of approximately 10%.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

F.	Gix Internet

General

As of December 31, 2022, the Company held 42.25% of the issued and outstanding share capital of Gix Internet.

As of December 31, 2022, Gix Internet held 76% of the issued and outstanding share capital of Viewbix Inc. Viewbix Inc. held 100% of the issued and outstanding share capital of Gix Media Ltd. (“Gix Media”). Gix Media held 70% of the issued and outstanding share capital of Cortex Media Group Ltd. (“Cortex”), a private company formed under the laws of the State of Israel, operating in the field of online media and advertising.

On January 23, 2023, Gix Media acquired an additional 10% of the share capital of Cortex, increasing its holdings to 80% in consideration for USD 2,625 thousand (the “Subsequent Purchase”). The Subsequent Purchase was financed by Gix Media’s existing cash balances and by a long-term bank loan received on January 17, 2023, in the amount of USD 1,500 thousand. The Subsequent Purchase was recorded as a transaction with non-controlling interests in the Group’s consolidated statements of changes in shareholders equity for the year ended December 31, 2023.

On December 11, 2023, the Company and Gix Internet signed an agreement pursuant to which the Company invested NIS 1.3 million (USD 380 thousand) of which NIS 800 thousand (USD 215 thousand) were paid in cash and NIS 500 thousand (USD 165 thousand) in Company shares. Following this transaction, the Company’s holdings in Gix Internet increased to 45.75% of the issued and outstanding share capital of Gix Internet. The transaction was recorded as a transaction with non-controlling interests in the Group’s consolidated statements of changes in shareholders equity for the year ended December 31, 2023.

Dividends

On September 14, 2022, Gix Media declared a dividend in the amount of USD 1,000 thousand. The amount, net of tax, was distributed partially as of December 31, 2022. The remaining amount was distributed by Gix Media in January 2023.

On December 25, 2022, Cortex declared a dividend in the total amount of USD 445 thousand to the non-controlling interests. The amount was distributed by Cortex to non-controlling interests in two payments of USD 219 thousand and USD 226 thousand in February and March 2023, respectively.

On June 29, 2023, Cortex declared and distributed a dividend in the total amount of USD 153 thousand to the non-controlling interests.

Bank loans

Short term loans:

	December 31, 2023	December 31, 2022
	USD in thousands
Short term bank loans	8,952	5,025
Current maturities of long-term bank loans	-	1,500
	8,952	6,525

Long term loans:

	December 31, 2023	December 31, 2022
	USD in thousands
Long term bank loans	-	2,881
Loans from others	234	-
	234	2,881

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

F.	Gix Internet (continued)

Bank loans (continued)

Bank loans to Gix Internet:

On October 13, 2021, Gix Internet entered into a loan agreement with Bank Leumi in an aggregate amount of up to NIS 3 million (USD 927 thousand) for 48 months period at an annual interest rate of prime plus 2.92%. The loan was classified as a long-term loan.

On September 19, 2022, the loan was fully repaid.

Financing Agreement with Gix Media:

On October 13, 2021, Gix Media entered into a financing agreement with Bank Leumi to provide a line of credit in an aggregate amount of up to USD 3.5 million and a long-term loan in an aggregate amount of up to USD 6 million (the “Financing Agreement”). The main points of the Financing Agreement include:

●	Credit line in an aggregate amount of up to USD 3.5 million to be utilized for a period of up to 48 months. The amounts that will be drawn from the credit line will bear interest of LIBOR plus 3.2% annually. The credit line was classified as short-term loan.

●	USD 6 million loan for 48 months period. The loan shall bear interest at rate of LIBOR plus 4.12% annually. The loan was classified as long-term loan.

Gix Media undertook to meet financial covenants over the life of the loans as follows: (1) the ratio of debt to EBITDA, based on Gix Media’s consolidated financial statements in all 4 consecutive quarters, will not exceed 2.4 in the first two years and will not exceed 1.75 in the following two years.

On July 25, 2022, Gix Media and Bank Leumi entered into an addendum to the Financing Agreement, according to which, Bank Leumi provided Gix Media with a loan of USD 1,500, to be withdrawn at the discretion of Gix Media no later than January 31, 2023 (the “Additional Loan”).

On January 23, 2023, Gix Media acquired an additional 10% of Cortex’s capital shares which was financed by Gix Media’s existing cash balances and by the Additional Loan received on January 17, 2023, in the amount of USD 1,500 to be repaid in 42 monthly payments at an annual interest rate of SOFR + 5.37%.

On October 10, 2023, Gix Media and Bank Leumi entered into a second addendum to the Financing Agreement, according to which, Bank Leumi extended an existing monthly renewable credit line of USD 3,500 (the “Gix Media Credit Line”) by one year which will expire on October 13, 2024. The amounts that are drawn from the Gix Media Credit Line bear an annual interest of SOFR + 4.05%. In addition, according to the second addendum, the 2.4 ratio of debt to EBITDA was extended by nine months to June 30, 2024.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

F.	Gix Internet (continued)

Bank loans (continued)

Financing Agreement with Gix Media: (continued)

As of December 31, 2023, the Gix Media Credit Line of USD 3,500 was fully withdrawn by Gix Media.

As of December 31, 2023, Gix Media did not meet the financial covenants. Gix Media has received a waiver by Bank Leumi to be affected until April 16, 2024, according to which, Bank Leumi agreed to delay its right for immediate repayment of the loans. Accordingly, and since the waiver is for a period less than 12 months, Gix Media reclassified all of its long-term loans as a current liability in the consolidated statement of financial position as of December 31, 2023.

Cortex Credit Line:

On September 21, 2022, Cortex and Bank Leumi entered into an addendum to an existing loan agreement (“Cortex Loan Agreement”) between the parties, dated August 15, 2021. As part of the addendum to the loan agreement, Bank Leumi provided Cortex with a monthly renewable credit line of USD 1,500 thousand (the “Cortex Credit Line”). The Cortex Credit Line is determined every month at the level of 70% of Cortex’s customers’ balance. The amounts that are drawn from the Cortex Credit Line bear an annual interest of SOFR + 3.52% (Overnight Financing Rate Secured, guaranteed daily interest as determined in accordance with the Federal Bank in New York).

On April 27, 2023, Bank Leumi increased the Cortex Credit Line by USD 1,000.

In September 2023, Cortex and Bank Leumi entered into an additional addendum to the Cortex Loan Agreement, in which Bank Leumi extended the Cortex Credit Line of USD 2,500 by one year which will expire on September 20, 2024. The amounts that are drawn from the Cortex Credit Line bear an annual interest of SOFR + 4.08%.

As of December 31, 2023, Cortex withdrew USD 1,500 of the Cortex Credit Line.

Loan agreement between the Company and Gix Internet

On October 13, 2021, the Company entered into a loan agreement with Gix Internet, pursuant to which, Gix Internet received an aggregate amount of USD 1,240 thousand (NIS 4,000 thousand) from the Company. The loan bears interest at a rate equivalent to the minimal interest rate recognized and attributed by the Israel Tax Authority (2.9% in 2023). According to the agreement, the loan will be repaid in full, together with the accrued interest, in one (1) instalment upon the earliest of: (i) the closing of a rights offering by Gix Internet for an aggregate amount of at least NIS 12,000 thousand (approximately USD 3,858 thousand); or (ii) June 30, 2022. Upon the consolidation of Gix Internet’s financial statements as of February 28, 2022, as further described above, the loan was eliminated.

The Company concluded the stated interest is materially lower than its market price. The loan was initially measured at fair value in accordance with IFRS 9, “Financial Instruments”. Accordingly, the difference between the fair value and face value of the loan attributable to the Company was recorded as a deemed contribution by the Company to Gix Internet.

On November 2, 2022, the Company received a total of NIS 1 million (USD 282 thousand) as repayment of the loan and the accrued interest up to that date.

On August 25, 2022, the Company and Gix Internet signed an addendum to the loan agreement, effective as of July 1, 2022. The addendum changes the repayment terms of the loan in the amount of NIS 3 million (USD 810 thousand) to June 30, 2023. In addition, the Company will be entitled to request the conversion of all or part of the balance of the extended loan in exchange for Gix Internet’s shares.

Gix Internet concluded the modified loan terms (“Modified Loan”), represented a substantial modification in accordance with IFRS 9 and is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Accordingly, the difference between the fair value and face value of the loan attributable to the Company was recorded as a deemed contribution by the Company to Gix Internet.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

F.	Gix Internet (continued)

Loan agreement between the Company and Gix Internet (continued)

On August 30, 2023, the Company and Gix Internet signed an addendum to the loan agreement, effective as of June 30, 2023. Pursuant to the addendum, the loan repayment will be postponed until January 1, 2024. The Company concluded the modified loan terms do not represent a substantial modification in accordance with IFRS 9.

On February 8, 2024, the Company and Gix Internet signed an addendum to the loan agreement, effective as of January 1, 2024. Pursuant to the addendum, the loan repayment will be postponed until July 1, 2024.

Loan agreement between the Company and Viewbix Ltd

On November 15, 2023, the Company (along with several lenders) signed a loan agreement with Viewbix Ltd., a wholly owned subsidiary of Viewbix Inc., in an aggregate amount of USD 480 thousand. The Company’s portion in this loan was USD 200 thousand. The loan bears an annual interest of 9%. The loan shall be repaid over the course of two years following January 1, 2024, whereby for the first twelve months following January 1, 2024, Viewbix Ltd. shall repay, on a quarterly basis, only the accrued interest on the loan principal and shall repay, on a quarterly basis, the outstanding loan amount in the second year. In the event that Viewbix Ltd. fails to repay a part or all of the loan amount, the Company shall be entitled, at its discretion, to convert the outstanding loan amount owed into Viewbix’s Ltd. common stock.

The loan between the Company and Viewbix Ltd. is eliminated in consolidation. The loan between Viewbix Ltd. and the other lenders in the amount of USD 234 thousand is accounted for as financial liability at amortized cost in the Group’s consolidated statements of financial position as of December 31, 2023.

In addition, and in connection with the loan agreement with Viewbix Ltd., Viewbix Inc. issued the Company and the other lenders 480,000 warrants (the Company’s portion was 200,000 warrants) to purchase shares of common stock of Viewbix Inc. The warrants are exercisable to 480,000 shares, at an exercise price of USD 0.5 per share and will expire and cease to be exercisable on December 31, 2025.

The liability in connection with the warrants issued to the Company is eliminated in consolidation. The liability in connection with the warrants issued to the other lenders in the amount of USD 23 thousand is accounted for as financial liability at fair value through profit or loss (FVTPL).

Stock Incentive Plan

On March 2, 2023, the Board of Directors of Viewbix approved the adoption of the 2023 stock incentive plan (the “2023 Plan”). The 2023 Plan permits the issuance of up to (i) 2,500,000 shares of Common Stock, plus (ii) an annual increase equal to the lesser of (A) 5% of Viewbix’s outstanding capital stock on the last day of the immediately preceding calendar year; and (B) such smaller amount as determined by the Board of Directors, provided that no more than 2,500,000 shares of common stock may be issued upon the exercise of incentive stock options. If any outstanding awards expire, are canceled or are forfeited, the underlying shares would be available for future grants under the 2023 Plan. As of the date of approval of the financial statements, Viewbix had reserved 2,500,000 shares of common stock for issuance under the 2023 Plan.

In connection with the adoption of the 2023 Plan, on March 7, 2023, Viewbix Inc. entered into certain intercompany reimbursement agreements with two of its subsidiaries, Viewbix Ltd. and Gix Media (the “Recharge Agreements”). The Recharge Agreements provide for the offer of awards under the 2023 Plan to service providers of Viewbix Ltd. and Gix Media (the “Affiliates”) under the 2023 Plan. Under the Recharge Agreements, the Affiliates will each bear the costs of awards granted to its service providers under the 2023 Plan and will reimburse Viewbix Inc. upon the issuance of shares of common stock pursuant to an award, for the costs of shares issued, but in any event not prior to the vesting of an award. The reimbursement amount shall be equal to the lower of (a) the book expense for such award as recorded on the financial statements of one of the respective Affiliates, determined and calculated according to U.S. GAAP, or any other financial reporting standard that may be applicable in the future, or (b) the fair value of the shares of common stock at the time of exercise of an option or at the time of vesting of an RSU, as applicable.

As of December 31, 2023, 51,020 stock-based awards were granted by Viewbix Inc. under the 2023 Plan and an expense of USD 174 thousand was recognized in the Group’s consolidated statements of income/loss and other comprehensive income/loss for the year ended December 31, 2023.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

G.	Zig Miami 54

On September 13, 2023, the Company signed an operating agreement with Zig Investment Group LLC (“Zig Investment Group”), a Florida limited liability company, pursuant to which they formed a company, under the name Zig Miami 54 LLC (“Zig Miami 54”), a Florida limited liability company. The purpose of Zig Miami 54 is to acquire, improve, renovate, develop, manage, sell and otherwise deal with a commercial property located in Miami, Florida. The rights of Zig Miami 54 are exercised by Zig Investment Group, and the business and affairs of Zig Miami 54 are managed under the direction of Zig Investment Group (the “Manager”).

Under the terms of the agreement, the Company invested an amount of USD 2,000 thousand (the “Initial Capital Contribution”) in consideration of 60% of the issued and outstanding share capital of Zig Miami 54. The remaining 40% were allocated, without consideration, to Zig Investment Group.

In addition, Zig Miami 54 is entitled to receive a loan from the seller of the property (“Seller Loan”) in the amount of up to USD 1,500 thousand which is secured by a first lien on the property.

Additionally, under the terms of the agreement, commencing upon completion of phase I of the renovation work, the Manager shall distribute net cash from operations, with respect to each calendar quarter, during the next succeeding calendar quarter, or more frequently as determined by the Manager. All distributions of net cash from operations and net cash from capital transactions shall be made as follows: (a) First, one hundred percent (100%) to repay all debts, regular operating expenses and obligations of Zig Miami 54, including the current periodic installments of principal and interest due on the Seller Loan; (b) Second, one hundred percent (100%) to the Company until the Company has received a return of one hundred percent (100%) of its Initial Capital Contribution; (c) Third, one hundred percent (100%) to Zig Investment Group to repay all cost overruns incurred by Zig Investment Group, if any, up to the maximum amount of USD 180 thousand; and (d) Thereafter, pro rata to the Company and Zig Investment Group in accordance with their percentage interests.

Moreover, upon such time that the Company has received a distribution of one hundred percent (100%) of its Initial Capital Contribution, the Manager shall cause Zig Miami 54 to redeem from the Company, without any further consent or action of the Company, fifty percent (50%) of the Company’s interests in Zig Miami 54, equaling a thirty percent (30%) percentage interest in Zig Miami 54 and to, thereafter, issue to Zig Investment Group, additional interests in Zig Miami 54 equaling a thirty percent (30%) interest in Zig Miami 54. Following such redemption and issuance, Zig Investment Group will hold a seventy percent (70%) interest in Zig Miami 54 and the Company will hold a thirty percent (30%) interest in Zig Miami 54.

The closing of the agreement was on December 15, 2023 (the “Closing”). Following the Closing, Zig Miami 54 acquired the commercial property for an aggregate amount of USD 2,250 thousand and received a Seller Loan in the amount of USD 1,350 thousand.

The Initial Capital Contribution includes a loan and an investment. The Initial Capital Contribution was first allocated to the loan based on its fair value at the date of the Closing in an amount of USD 1,545 thousand (the “Loan”) with the residual of the Initial Capital Contribution in an amount of USD 455 thousand allocated to the investment (“Investment Purchase Price”).

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

G.	Zig Miami 54 (continued)

The Loan is subsequently measured at fair value through profit or loss (FVTPL). As of December 31, 2023, the fair value of the Loan was equal to its fair value at the date of the Closing.

The Company did not obtain any substantive processes, assembled workforce, or employees capable of producing outputs in connection with the acquisition. Therefore, the transaction was accounted for as an asset acquisition, as the acquired assets did not meet the definition of a business as defined by IFRS 3, Business Combinations.

The Investment Purchase Price was fully allocated to the commercial property.

Additionally, the management of the Company assessed whether it has control over Zig Miami 54 in accordance with IFRS 10 and determined that it has significant influence over Zig Miami 54. As such, the investment was accounted for using the equity method in accordance with IAS 28.

The activity in the investment in Zig Miami 54 account was as follows:

December 15, 2023 – December 31, 2023
USD in thousands
Balance as of January 1, 2023	-
Investment Purchase Price	455
Loss for the period	(85)
Balance as of December 31, 2023	370

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

H.	Polyrizon

Investment in shares and SAFE

Polyrizon is a private company engaged in developing biological gels designed to protect patients against biological threats and reduce the intrusion of allergens and viruses through the upper airways and eye cavities.

As of December 31, 2022, the Company held 37.03% of Polyrizon’s outstanding share capital and the investment is accounted for using the equity method.

In January and June 2022, Polyrizon entered into a Simple Agreement for Future Equity (“SAFEs”) with several investors for aggregate proceeds of USD 800 thousand, of which USD 314 thousand were invested by the Company. The SAFEs did not bear interest and had a maturity date of July 31, 2023.

The terms of the SAFEs provided that in the event an IPO is successfully completed prior to the maturity date, the SAFEs will be automatically converted into shares (or other securities sold in such IPO) based on the IPO share or unit price.

In all other instances, including equity fundings, liquidation of Polyrizon or the occurrence of a deemed liquidation transaction, as well as upon maturity of the SAFEs if no such events occurred prior to the SAFEs maturity dates, the SAFEs will be automatically converted into shares of Polyrizon, based on the fair value of the share discounted by 20%. The share price fair value to be used in the determination of the number of shares to be issued is the share price in such equity fundings or deemed liquidation transactions, the liquidation value of Polyrizon in a liquidation event, or the share price of Polyrizon in its most recent funding at the date of issuance of the SAFEs in the event of automatic conversion upon maturity.

The SAFEs investments were accounted for as financial assets at fair value through profit or loss (FVTPL). See note 5.

As of December 31, 2022, the fair value of the SAFEs was USD 302 thousand.

On June 20, 2023, the Company and other investors signed a share purchase agreement with Polyrizon in an amount of USD 450 thousand of which the Company invested USD 120 thousand in cash and USD 60 thousand in shares. As part of the share purchase agreement, the SAFEs were converted into 1,024,321 ordinary shares of Polyrizon, discounted by 20%.

On July 3, 2023, the Company issued 169,920 shares to Polyrizon following the share purchase agreement signed in June 2023.

As a result of the share purchase agreement and the conversion of the SAFEs, the Company’s holdings in Polyrizon increased to 40.22% of the issued and outstanding ordinary shares of Polyrizon. This increase was accounted for as an additional purchase, using the “step by step” method.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

H.	Polyrizon (continued)

Investment in shares and SAFE (continued)

The table set forth below summarizes the allocation of the additional purchase price between tangible and intangible assets acquired and liabilities assumed:

June 20, 2023
USD in thousands

Cash consideration	120
Share consideration	60
Fair value of shares upon conversion of the SAFEs	314
Total consideration	494

Polyrizon equity as of June 20, 2023	245
Group’s share in %	3.19%

Group’s share	8
Excess to allocate	486

Excess purchase price to allocate to IPR&D, net of deferred taxes	46
Goodwill	440
Total	486

On December 19, 2023, Polyrizon completed a finance round and raised USD 105 thousand from several investors. The Company did not participate in the finance round. As a result, the Company’s holdings in Polyrizon decreased to 38.76% of the issued and outstanding ordinary shares of Polyrizon.

The activity in the investment account of Polyrizon during the years ended December 31, 2023, and 2022, was as follows:

For the year ended December 31, 2023
USD in thousands
Balance as of January 1, 2023	214
Loss for the year	(209)
Additional purchase on June 20, 2023	180
Conversion of SAFEs into shares	314
Balance as of December 31, 2023	499

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

H.	Polyrizon (continued)

Investment in shares and SAFE (continued)

For the year ended December 31, 2022
USD in thousands
Balance as of January 1, 2022	447
Loss for the year	(233)
Balance as of December 31, 2022	214

Investment in options

In July 2020, the Company was granted an option (the “Original Option”) to invest an additional amount of up to USD 1 million in consideration for 3,107,223 shares of Polyrizon. The Original Option was exercisable until the earlier of (i) April 23, 2023, or (ii) the consummation by Polyrizon of equity financing of at least USD 500 thousand based on a pre-money valuation of at least USD 10 million. The Original Option was terminated on April 23, 2023.

On December 15, 2021, the Company was granted a new option (the “Alternative Option”) to invest an amount of USD 2 million in Polyrizon at a price per share equal to 125% the price per share at Polyrizon’s IPO (as defined below). The Alternative option is exercisable for a period of 3 years following the closing of Polyrizon’s initial public offering (“Polyrizon’s IPO”). On November 21, 2023, the Company signed an amendment to the share purchase agreement according to which, the Alternative Option will be exercisable upon a completion of listing Polyrizon’s ordinary shares for trading on the NASDAQ, whether via an initial public offering, merger, or by any other, provided however, that such listing takes place on or prior to December 31, 2024.

The Alternative Option was calculated based on management’s expectations for the IPO scenario. As of December 31, 2023, the fair value of the Alternative Option was USD 105 thousand. See note 5.

Convertible loan agreement

On February 12, 2023, the Company and other lenders signed a convertible loan agreement with Polyrizon for an aggregate amount of USD 180 thousand, of which the Company lent USD 80 thousand. The loan bears a 4% annual interest rate. The loan will be automatically converted into shares in a case of securities issuance or a financing round of at least USD 500 thousand at a discount of 20%. The loan was accounted for as financial assets at fair value through profit or loss (FVTPL). As of December 31, 2023, the fair value of the loan was USD 78 thousand. See note 5.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

I.	Charging Robotics

Charging Robotics is a company operating in the electric vehicle and wireless charging sector. Charging Robotics was formed as a wholly owned subsidiary of the Company on February 1, 2021.

During 2021 the Company invested an amount of USD 741 thousand in Charging Robotics.

On February 19, 2021, the Company entered into the venture agreement, with Mr. Amir Zaid and Mr. Weijian Zhou (the founders of Emuze Ltd., a privately held company that designs and develops electric mobility micro vehicles), and Charging Robotics (the “Venture Agreement”), under which the Company formed a venture, under the name Revoltz Ltd. (“Revoltz”), to develop and commercialize three modular electric vehicle (“EV”) micro mobility vehicles for urban individual use and “last mile” cargo delivery.

Under the terms of the Venture Agreement, the Company invested an amount of USD 250 thousand in consideration of 19,990 ordinary shares of Revoltz, representing 19.99% of Revoltz’s issued and outstanding share capital on a fully diluted basis. The Venture Agreement requires the Company to invest an additional USD 400 thousand in a second tranche, subject to Revoltz achieving certain post-closing milestones, for 37.5% of Revoltz’s issued and outstanding share capital. As of December 31, 2023, the milestones were not achieved, therefore no additional investments occurred. The investment in Revoltz was accounted for using the equity method. The additional investment requirement was accounted for as a derivative liability measured at fair value through profit or loss. As of December 31, 2023, the fair value of the derivative liability was concluded to be immaterial.

On July 28, 2022, Charging Robotics entered into a convertible loan agreement with Revoltz pursuant to which Charging Robotics was required to invest an amount of USD 60 thousand in Revoltz (the “Loan Principal Amount”). In addition, Charging Robotics is entitled to provide Revoltz an additional loan of up to USD 340 thousand, at its sole discretion upon Revoltz’ request (the “Additional Amount”, and together with the Loan Principal Amount, the “Total Loan Amount”). The Total Loan Amount shall carry interest at the minimum rate prescribed by Israeli law. The Loan Principal Amount was accounted for as a financial asset at fair value through profit or loss (FVTPL). The fair value of the loan as of December 31, 2023, was USD 62 thousand. See note 5.

The Total Loan Amount shall be converted into shares of Revoltz, upon the occurrence of any of the following events (each a “Trigger Event”):

a.	The consummation of funding by Revoltz of an aggregate amount of USD 1 million at a pre-money Revoltz valuation of at least USD 7 million.

b.	Revoltz has generated an aggregate of USD 1 million or more in revenues.

In the event that a Trigger Event has not occurred on or prior to the 24-month anniversary of the date on which the Loan Principal Amount was extended to Revoltz, the Loan shall be due and repayable by Revoltz to Charging Robotics.

On March 28, 2023, the Company signed a securities exchange agreement with Fuel Doctor to sell all its shares in Charging Robotics to Fuel Doctor. See note 4K.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

J.	SciSparc

SciSparc is a company formed under the laws of the State of Israel. SciSparc listed its American Depository Shares on the OTCQB until December 7, 2021, after which SciSparc uplisted to NASDAQ.

Buffalo Investments Ltd. (“Buffalo”), an Israeli private company, owned 150,000 options to purchase 150,000 shares of SciSparc at an exercise price of USD 5.02 per share. On December 7, 2021, the Company entered into an option purchase agreement with Buffalo (the “Buffalo Agreement”) for the purchase of the 150,000 options in consideration for USD 0.72 per option. The Company paid USD 72 thousand in this transaction. Additionally, the Company was obligated to immediately exercise all such options into shares and the Company paid SciSparc an additional USD 753 thousand in this transaction. According to the Buffalo Agreement, Buffalo undertook to purchase 85% of the shares back from the Company within 3 months following the Buffalo Agreement (the “Purchase Period”) in consideration for USD 6.05 per share and for a total consideration of USD 771 thousand.

In April 2022, the Buffalo Agreement was amended such that the Company extended the Purchase Period until June 7, 2022.

On June 30, 2022, the Buffalo Agreement was amended such that the Company extended the Purchase Period until December 31, 2022, and Buffalo undertook to purchase 90% of the shares back from the Company in consideration for USD 6.05 per share and for a total consideration of USD 817 thousand.

As of December 31, 2022, the Company held 108,814 shares of SciSparc which represented 1.6% of SciSparc’s issued and outstanding share capital.

As of December 31, 2022, the Company treated the investment as a short-term forward contract such that the difference between the price in the forward transaction (USD 6.05 per share) and the quoted price will be recognized as an asset. As of December 31, 2022, the value of the shares’ investment was USD 82 thousand, and the value of the forward contract asset was USD 577 thousand. See note 5.

On January 25, 2023, the Company sold all its holdings in SciSparc on the NASDAQ.

On March 16, 2023, the Company signed an amendment to the Buffalo Agreement (the “Amendment”).

According to the Amendment, instead of purchasing 90% of the shares back from the Company for a total consideration of USD 817 thousand, which was originally agreed under the Buffalo Agreement, Buffalo will transfer to the Company, without any consideration, 309,000 shares of Hydreight Technologies Inc., 77,980 shares of Viewbix Inc., 84,000 shares of SciSparc, 36,000 shares of Clearmind Medicine Inc. and 31,250 shares of Colugo Systems Ltd. with an aggregate value of USD 937 thousand, reflecting a compensation of USD 120 thousand.

As a result, on March 16, 2023, the Company recorded an amount of USD 937 within other receivables and disposed the forward contract asset in the amount of USD 577 thousand. The difference between the value of the shares to be transferred under the Amendment (USD 937 thousand) and the value of the forward contract asset (USD 577 thousand) was recorded in profit and loss in the consolidated statement of income/loss and other comprehensive income/loss.

As of December 31, 2023, the Company received 84,000 shares of SciSparc, 307,000 shares of Hydreight Technologies Inc. and 36,000 shares of Clearmind Medicine Inc. The investments were accounted for as investments at fair value through profit or loss (FVTPL). See note 5.

The shares that have not been transferred as of December 31, 2023, were recorded within other receivables in the consolidated statements of financial position as of December 31, 2023, in an amount of USD 510 thousand representing their fair value. See note 5.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

K.	Fuel Doctor

On December 21, 2021, the Company purchased 90,000,000 shares of Fuel Doctor, which represented 35.06% of the issued and outstanding shares of Fuel Doctor for a total consideration of USD 263 thousand. The Company gained a significant influence over Fuel Doctor and aforementioned the investment was accounted for using the equity method.

On March 28, 2023, the Company signed a securities exchange agreement with Fuel Doctor to sell all its shares in Charging Robotics to Fuel Doctor in exchange for 827,543,253 newly issued shares of Fuel Doctor’s common stock equal to 76.25% of the total number of shares of Fuel Doctor’s common stock issued and outstanding as of April 7, 2023 (the “Closing”) on a fully diluted basis. In the financial statements of Fuel Doctor, the share exchange was accounted for as a reverse acquisition where Fuel Doctor was identified as the accounting acquirer. The financial statements of Fuel Doctor are consolidated in these financial statements from the Closing date.

As of December 31, 2023, the Company held 67% of Fuel Doctor’s issued and outstanding share capital.

L.	Parazero

Share purchase agreement

Parazero is a company that specializes in the design, development, manufacturing, distribution and sales of safety systems for commercial drones. Parazero’s technology enables real-time identification of critical failures of drones, and upon detection of an emergency, a parachute is autonomously deployed in fractions of a second, thus ensuring safe landings at all times. Parazero sells its products internationally with a focus on the U.S. market.

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

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

L.	Parazero (continued)

Share purchase agreement (continued)

Purchase price allocation summary following a purchase of shares on February 2, 2022:

February 2, 2022
USD in thousands

Purchase price	1,595
Adjusted equity	(252)
Excess to allocate	1,847

Excess purchase price to allocate to technology	745
Goodwill	1,102
Total	1,847

On July 31, 2023, Parazero completed its initial public offering (“IPO”) on the NASDAQ for aggregated gross proceeds of approximately USD 7.8 million before deducting underwriting discounts and other estimated offering expenses. The Company participated in the IPO in an amount of USD 1.5 million and converted all of the SAFEs into ordinary shares. Following the IPO and the conversion of the SAFEs, the Company’s holdings in Parazero decreased to 33.36%. As a result, the Company recognized a gain of USD 466 thousand withing equity losses in the consolidated statements of income/loss and other comprehensive income/loss for the year ended December 31, 2023.

On October 30, 2023, Parazero completed a private placement of USD 5.1 million. The Company did not participate in this private placement and the Company’s holdings in Parazero decreased to 20.04% and starting from that date the investment was accounted for as investment at fair value through profit or loss (FVTPL). See note 5. As a result of the transition, the Company recognized a gain of USD 714 thousand in the consolidated statements of income/loss and other comprehensive income/loss.

As of December 31, 2023, the Company held 20.04% of the issued and outstanding share capital of Parazero.

Activity in investment account:

January 1, 2023- October 30, 2023
USD in thousands
Investment as of January 1, 2023	976
Additional investment on July 31, 2023	1,575
Conversion of SAFEs into shares	651
Loss for the period	(544)
Balance as of October 30, 2023	2,658
Gain as a result of transition to FVTPL	714
Fair value of the investment as of October 30, 2023	3,372

February 2, 2022- December 31, 2022
USD in thousands
Balance as of February 2, 2022	1,595
Loss for the period	(619)
Balance as of December 31, 2022	976

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

L.	Parazero (continued)

SAFE investments

In February, March and May 2022, Parazero entered into several SAFEs under which Parazero received USD 1,500 thousand. The Company invested USD 521 thousand through these SAFEs.

The Company’s investments in Parazero SAFEs were accounted for as financial assets at fair value through profit or loss (FVTPL). The Company concluded that there were no material differences between the cost and the fair value of the SAFEs.

On July 31, 2023, Parazero completed an Initial Public Offering (“IPO”) on the NASDAQ. Upon completion of the IPO, the SAFEs were converted into 173,836 shares.

Credit facility agreement

On October 30, 2022, the Company signed a credit facility agreement with Parazero in the aggregated amount of up to USD 625 thousand. The credit facility agreement does not bear interest and will be repaid on the earlier of: (i) first anniversary date (ii) the closing of an IPO (iii) default event. The credit facility was accounted for as financial assets measured at amortized cost.

In June 2023, the Company signed an amendment to the credit facility agreement for an additional USD 125 thousand.

Following the completion of the IPO on July 31, 2023, the credit facility was fully repaid.

Management agreement with the Company

On October 30, 2022, the Company signed a service agreement with Parazero, effective upon completion of the IPO on July 31, 2023.

According to the service agreement, Parazero will pay the Company a monthly fee of USD 10 thousand for business development and ongoing consulting services. During the year ended December 31, 2023, the Company recognized an income of USD 50 thousand within other income in the consolidated statements of income/loss and other comprehensive income/loss.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

M.	Laminera

As of December 31, 2021, the Company held 11.18% of the issued and outstanding shares of Laminera. The investment was accounted for as investment at fair value through profit or loss (FVTPL).

On March 31, 2022 (the “Closing”), the Company and a group of investors (each an “Investor”) entered into a share purchase agreement with Laminera (“Laminera Agreement”). The Company participated in this financing round and invested USD 300 thousand in cash and issued 324,675 shares of the Company, which their fair value at the time of the Closing was USD 400 thousand. As a result, the Company’s holdings in Laminera increased to 19.7% and as of such date the investment was accounted for using the equity method.

Purchase price allocation summary following a purchase of shares on March 31, 2022:

March 31, 2022
USD in thousands

Cash consideration	300
Share consideration	400
Fair value of former holdings	633
Total consideration	1,333
Adjusted equity	(164)
Excess to allocate	1,169

Excess purchase price to allocate to IPR&D, net of deferred taxes	273
Goodwill	896
Total	1,169

In addition, pursuant to the terms of the Laminera Agreement, in the event that Laminera issues new securities on one or more occasions, during the period of 24 months from the Closing, without consideration or for a consideration per share of less than the price per share in this agreement, then on each such issuance of new securities Laminera shall issue to each Investor additional ordinary shares, at no cost to the Investor (the “March 2022 Anti-Dilution Protection”). The March 2022 Anti-Dilution Protection is measured at fair value through profit or loss. As of December 31, 2023, the fair value of the March 2022 Anti-Dilution Protection was estimated to be inconsequential.

On August 10, 2022, the Company signed a bridge loan agreement with Laminera in the amount of USD 100 thousand. The loan will bear an annual interest of 8% and will be repaid no later than September 1, 2024. The loan repayment will be accelerated earlier in the event of closing of an equity financing round or rights offering, an IPO or a default event as described in the bridge loan agreement. The loan was accounted for as financial assets measured at amortized cost.

Management of the Company assessed whether there is objective evidence that its net investment in Laminera was impaired. As Leminara continues to have zero revenues and generate operating losses, and as the Company does not plan additional investments in Laminera, the Company considered the value of the investment as of December 31, 2023. As the Company does not believe this investment will generate any cash flows in the foreseeable future, the Company decided to write off the entire amount of the investment in Laminera and recorded an impairment loss of USD 1,176 thousand within equity losses in the consolidated statements of income/loss and other comprehensive income/loss for the year ended December 31, 2023.

In addition, the Company decided to write off the entire amount of the loan and recognized a loss in the amount of USD 90 thousand withing the consolidated statements of income/loss and other comprehensive income/loss for the year ended December 31, 2023.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

M.	Laminera (continued)

Activity in investment account:

January 1, 2023 - December 31, 2023
USD in thousands
Balance as of January 1, 2023	1,176
Loss for the year	(1,176)
Balance as of December 31, 2023	-

March 31, 2022- December 31, 2022
USD in thousands
Balance as of March 31, 2022	1,333
Loss for the period	(157)
Balance as of December 31, 2022	1,176

Reconciliation to carrying amounts:

December 31, 2022
USD in thousands

Equity attributable to Laminera shareholders’ as of December 31, 2022	481
Adjustments to equity	(339)
Equity as adjusted as of December 31,2022	142
Groups share in %	19.70%
Group share	28
Balance of excess cost:
IPR&D	252
Goodwill	896
Balance as of December 31, 2022	1,176

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

N.	GERD IP

GERD IP was incorporated under the laws of the State of Delaware on January 13, 2020. GERD IP is in the business of holding and licensing patents that serves as the foundation of a device used to perform a minimally invasive, trans-oral fundoplication surgical procedure for the treatment of patients suffering from gastroesophageal reflux disease.

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

During 2021 and 2022, GERD IP received USD 1.3 million compensation related to this settlement agreement, and after reduction of legal cost the net amount received summed up to USD 631 thousand.

O.	Metagramm

On April 13, 2023, the Company entered into a share purchase agreement to acquire 19.9% of Metagramm, an AI, machine learning (ML) communication and grammar assistant software. In return, the Company paid Metagramm USD 250 thousand in Company’s shares. The investment was accounted for as investments at fair value through profit or loss (FVTPL). See note 5.

As of December 31, 2023, the Company held 19.9% of the issued and outstanding shares of Metagramm.

In addition, pursuant to the share purchase agreement, the Company loaned Metagramm USD 250 thousand in order to fund a pilot. The loan bears 6% annual interest. The loan will be repaid upon the completion of the pilot, in eight quarterly installments starting from the first day of the third year after the grant date. The loan was accounted for as financial assets measured at amortized cost.

In the event that the pilot approval is not successfully completed within 15 months after the Closing, Metagramm will repay the loan and any interest on a monthly basis. In this case, the Company will have the option to receive additional shares of Metagramm, at no cost, in such number that immediately after, the Company’s holdings in Metagramm will increase to 31.25%. The option is measured at fair value through profit or loss. As of December 31, 2023, the fair value of the option was estimated to be inconsequential.

In addition, in the event of any fundraising transaction, the Company will have the option to be reimbursed the full loan amount with accrued interest immediately following the fundraising transaction or to convert the loan into Metagramm’s shares at a 20% discount.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

P.	A.I Conversation Systems

On August 23, 2022, the Company signed a convertible loan agreement with A.I Artificial Intelligence Research and Development Ltd. (A.I R&D) for the assignment of a loan it has given to A.I Conversation Systems, a public company traded in Tel Aviv. The original loan amount was NIS 6,000 thousand (USD 1,800 thousand). According to the agreement, the Company purchased from A.I R&D 50% from the original loan in exchange for USD 914 thousand (NIS 3,000 thousand) in the same terms of the original loan given to A.I Conversation Systems.

According to the agreement, the loan will bear an interest of 1% per month. Additionally, A.I Conversation Systems has the right to choose to repay the loan and interest in cash or to convert it into shares of A.I Conversation Systems on March 13, 2023. Under the conversion option, the number of shares will be equal to the loan (NIS 3,000 thousand) plus NIS 1,750 thousand (USD 1,300 thousand) divided by the average quoted price per share of A.I Conversation Systems during a period of 30 trading days preceding the conversion decision.

The loan was accounted for as financial assets measured at fair value through profit or loss (see note 5). As of December 31, 2022, the Company estimated the fair value of the loan at USD 940 thousand (NIS 3,307 thousand). On March 12, 2023, the Company entered into an amendment to the conversion loan agreement. According to the amendment, the repayment will be postponed by 3 months, to June 13, 2023.

On February 16, 2023, the Company purchased 118,400 shares of A.I Conversation Systems for a total of USD 84 thousand (NIS 296 thousand). The investment was accounted for as investment at fair value through profit or loss.

On June 13, 2023, the Board of Directors of A.I Conversation Systems approved the conversion of the loan into shares, subject to the approval of the shareholders of A.I Conversation Systems at the general meeting of the shareholders (the “General Meeting”). As such, the number of shares to be issued to the Company determined to be 2,650,423 shares which equals NIS 4,750 thousand divided by the average quoted price per share of A.I Conversation Systems during a period of 30 trading days preceding June 13, 2023. The decision of the Board of Directors was subject to the approval of at the General Meeting.

On September 5, 2023, the loan conversation was approved during the General Meeting. As a result, the loan was converted into 2,650,423 shares of A.I Conversation Systems which represented 36.08% holdings of the issued and outstanding shares of A.I Conversation Systems and as of this date, the investment was accounted for using the equity method. The fair value of the loan as of September 5, 2023, was USD 721 thousand (NIS 2,748 thousand).

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

P.	A.I Conversation Systems (continued)

Purchase price allocation summary following the loan conversion on September 5, 2023:

September 5, 2023
USD in thousands

Fair value of converted shares as of September 5, 2023	721
Fair value of former holdings	43
Total consideration	764

Adjusted equity	649
Group’s share in %	36.08%

Group’s share	234
Excess to allocate	530

The Company did not obtain any substantive processes, assembled workforce, or employees capable of producing outputs in connection with the acquisition. Therefore, the transaction was accounted for as an asset acquisition, as the acquired assets did not meet the definition of a business as defined by IFRS 3, Business Combinations.

As of the acquisition date, A.I Conversation Systems had no active business operations. As such, the excess purchase price in the amount of USD 530 thousand was recognized as an expense in the consolidated statements of income/loss and other comprehensive income/loss under amortization of excess purchase price of associates.

The activity in the investment account of A.I Conversation Systems was as follows:

September 5, 2023 - December 31, 2023
USD in thousands
Balance as of September 5, 2023	234
Loss for the period	(158)
Balance as of December 31, 2023	76

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT:

1)	Financial risk factors

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

As of December 31, 2023, and 2022, if the Group’s functional (USD) had weakened/strengthened by 10% against the NIS, with all other variables held constant, the loss for the year would decrease/increase by USD 120 thousand and USD 600 thousand, accordingly.

b)	Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the end of the reporting year.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

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

Cash flow forecasting is performed by the Group’s finance department of each of the companies in the Group. The finance department monitors rolling forecasts of the Group’s liquidity requirements to ensure that it has sufficient cash to meet operational needs, while maintaining sufficient headroom on its undrawn committed borrowing facilities, so that the Group does not breach any of its credit facilities. As of December 31, 2023, Gix Media did not meet the financial covenants on its long-term loans. As a result, these loans were reclassified to current liabilities. For more information, see note 4F above.

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods:

	Less than 1 year	1 – 2 years	2-3 years	3-5 years	Total
	USD in thousands
December 31, 2023
Trade accounts payable	13,248	-	-	-	13,248
Short term loans	8,982	-	-	-	8,982
Long term loans	-	234	-	-	234
Liability to event producers	967	-	-	-	967
Accrued expenses and other current liabilities	3,200	-	-	-	3,200
Lease liabilities	102	162	143	163	570
	26,499	396	143	163	27,201
December 31, 2022
Trade accounts payable	20,421	-	-	-	20,421
Short term loans	5,111	-	-	-	5,111
Long term loans	1,500	1,500	1,381	-	4,381
Liability to event producers	1,654	-	-	-	1,654
Accrued expenses and other current liabilities	3,148	-	-	-	3,148
Lease liabilities	148	148	133	214	643
	31,982	1,648	1,514	214	35,358

2)	Estimates of fair value

Below is an analysis of the financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 3).

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued)

2)	Estimates of fair value (continued)

Financial assets

A.	The following table presents the level 1 and level 3 fair value financial assets – investments in shares, warrants and SAFEs as of December 31, 2023, and December 31, 2022

	December 31, 2023			December 31, 2022
	Level 1	Level 3	Total	Level 1	Level 3	Total
	USD in thousands
Safe Foods Inc. shares	4	-	4	10	-	10
Maris-Tech Ltd. shares	107	-	107	84	-	84
Maris-Tech Ltd. warrants	-	12	12	-	13	13
Tondo Smart Ltd. shares	106	-	106	97	-	97
Safee shares	-	400	400	-	400	400
SciSparc shares (notes 4E and 4J)	83	-	83	659	-	659
Polyrizon warrants (note 4H)	-	105	105	-	399	399
Polyrizon SAFEs (note 4H)	-	-	-	-	302	302
Elbit Imaging Ltd. shares	468	-	468	613	-	613
Hydreight Technologies Inc. shares (note 4J)	104	-	104	-	-	-
Clearmind Medicine Inc. warrants	-	3	3	-	4	4
Clearmind Medicine Inc. shares	21	-	21	594	-	594
Metagramm shares (note 4O)	-	250	250	-	-	-
Colugo Systems Ltd. shares	-	400	400	-	400	400
Parazero SAFEs (note 4L)	-	-	-	-	520	520
Bubbles Intergroup Ltd. shares	98	-	98	151	-	151
Automax Ltd. warrants	6	-	6	9	-	9
Automax Ltd. shares	324	-	324	1,114	-	1,114
Elbit Medical Technologies Ltd. shares	12	-	12	-	-	-
Parazero shares (note 4L)	1,436	-	1,436	-	-	-
Total	2,769	1,170	3,939	3,331	2,038	5,369

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued)

2)	Estimates of fair value (continued)

Financial assets (continued)

B.	The following table presents the level 1 and level 3 fair value financial assets – loans to associates and others as of December 31, 2023, and December 31, 2022

	December 31, 2023			December 31, 2022
	Level 1	Level 3	Total	Level 1	Level 3	Total
	USD in thousands
Loan to Revoltz (note 4I)	-	62	62	-	62	62
Loan to Polyrizon (note 4H)	-	78	78	-	-	-
Loan to A.I Conversation Systems (note 4P)	-	-	-	-	940	940
Loan to Zig Miami 54 (note 4G)	-	1,545	1,545	-	-	-
Total	-	1,685	1,685	-	1,002	1,002

C.	The following table presents the level 1 and level 3 fair value financial assets included in other receivables as of December 31, 2023, and December 31, 2022

	December 31, 2023			December 31, 2022
	Level 1	Level 3	Total	Level 1	Level 3	Total
	USD in thousands
Shares receivable from the Amendment of the Buffalo Agreement (note 4J)	10	500	510	-	-	-
Total	10	500	510	-	-	-

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued)

2)	Estimates of fair value (continued)

Financial assets (continued)

D.	The following table presents the Level 1 financial assets – investments in shares and warrants roll-forward during the years ended December 31, 2023 and 2022:

	Safe Foods Inc shares	Tondo Smart Ltd shares	A.I Conversation Systems shares	Bubbles Intergroup Ltd. shares	Hydreight Technologies Inc shares	SciSparc shares	Maris-Tech Ltd. shares	Automax Ltd. warrants	Odysight.ai shares (*)	Clearmind Medicine Inc. shares	Elbit Imaging Ltd. shares	Automax Ltd. shares	Parazero shares	Elbit Medical Technologies Ltd. shares	Total
	USD in thousands
Balance as of January 1, 2022	53	429	-	-	-	911	-	-	-	-	-	1,676	-	-	3,069
Purchase of securities	-	-	75	306	-	32	75	69	-	1,512	-	214	-	-	2,283
Transfer from equity method	-	-	-	-	-	-	-	-	-	-	830	-	-	-	830
Transfer from Level 3 to Level 1	-	-	-	-	-	-	247	-	-	291	-	-	-	-	538
Net changes at fair value recognized through profit or loss	(43)	(55)	-	(155)	-	(15)	(238)	(1)	-	(1,209)	(217)	(776)	-	-	(2,709)
Sale of securities	-	(344)	(103)	-	-	(46)	-	(60)	-	-	-	-	-	-	(553)
Realized gain (loss)	-	67	28	-	-	(223)	-	1	-	-	-	-	-	-	(127)
Balance as of January 1, 2023	10	97	-	151	-	659	84	9	-	594	613	1,114	-	-	3,331
Purchase of securities	-	-	83	-	141	336	-	-	-	3	-	-	-	20	583
Transfer from (to) equity method	-	-	(43)	-	-	-	-	-	5,774	-	-	-	3,372	-	9,103
Net changes at fair value recognized through profit or loss	(6)	9	(40)	(53)	(37)	133	23	(3)	-	(576)	75	(790)	(1,936)	(8)	(3,209)
Sale of securities	-	-	-	-	-	(1,045)	-	-	(5,774)	-	(220)	-	-	-	(7,039)
Balance as of December 31, 2023	4	106	-	98	104	83	107	6	-	21	468	324	1,436	12	2,769

(*)	For more information, see note 4C.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued)

2)	Estimates of fair value (continued)

Financial assets (continued)

E.	The following table presents the Level 3 financial assets – investments in shares, warrants and SAFEs roll-forward during the years ended December 31, 2023 and 2022:

	Maris- Tech Ltd. shares and warrants	Polyrizon warrants	Laminera shares	Gix Internet anti-dilution	Safe Foods Inc. warrants	Clearmind Medicine Inc. warrants	Clearmind Medicine Inc. anti-dilution	Safee shares	Parazero SAFEs	Polyrizon SAFEs	Colugo Systems Ltd. shares	Metagramm shares	Total
	USD in thousands
Balance as of January 1, 2022	303	516	126	469	34	-	-	400	-	-	-	-	1,848
Purchase of securities	25	-	-	-	-	197	40	-	520	314	400	-	1,496
Transfer to equity method	-	-	(633)	-	-	-	-	-	-	-	-	-	(633)
Transfer from Level 3 to Level 1	(247)	-	-	-	-	-	(299)	-	-	-	-	-	(546)
Net changes at fair value recognized through profit or loss	(68)	(117)	507	(469)	(34)	(193)	259	-	-	(12)	-	-	(127)
Balance as of January 1, 2023	13	399	-	-	-	4	-	400	520	302	400	-	2,038
Purchase of securities	-	-	-	-	-	-	-	-	-	-	-	250	250
Net changes at fair value recognized through profit or loss	(1)	(294)	-	-	-	(1)	-	-	130	12	-	-	(154)
SAFEs conversion	-	-	-	-	-	-	-	-	(650)	(314)	-	-	(964)
Balance as of December 31, 2023	12	105	-	-	-	3	-	400	-	-	400	250	1,170

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued)

2)	Estimates of fair value (continued)

Financial assets (continued)

F.	The following table presents the Level 3 financial assets – loans to associates and others roll-forward during the years ended December 31, 2023 and 2022:

	Loan to Revoltz	Loan to A.I Conversations Systems	Loan to Polyrizon	Loan to Zig Miami 54	Total
	USD in thousands
Balance as of January 1, 2022	60	-	-	-	60
Loans granted to associates and others	-	853	-	-	853
Net changes at fair value recognized through profit or loss	2	87	-	-	89
Balance as of January 1, 2023	62	940	-	-	1,002
Loans granted to associates and others	-	-	80	1,545	1,625
Net changes at fair value recognized through profit or loss	-	(219)	(2)	-	(221)
Loan conversion (see note 4P)	-	(721)	-	-	(721)
Balance as of December 31, 2023	62	-	78	1,545	1,685

G.	The following table presents the level 1 and level 3 fair value financial assets included in other receivables roll-forward during the year ended December 31, 2023:

	Shares receivable	Total
	USD in thousands
Balance as of January 1, 2023	-	-
Shares receivable from the Amendment of the Buffalo Agreement	937	937
Transfer to investments in shares	(181)	(181)
Net changes at fair value recognized through profit or loss	(246)	(246)
Balance as of December 31, 2023	510	510

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued)

2)	Estimates of fair value (continued)

Financial liabilities

Level 1 financial liabilities:

As of December 31, 2022, the Group had a financial liability measured at level 1 – Warrants C (see note 14b).

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

On July 19, 2023, the Warrants C expired and were removed from the trading list.

Level 3 financial liabilities:

As of December 31, 2023, and December 31, 2022, the Group has financial liabilities measured at level 3 – mainly from derivative liabilities of Jeffs’ Brands (see note 4E).

The fair value of the derivative liabilities of Jeffs’ Brands as of December 31, 2023, was calculated using the following unobservable inputs: share price: USD 3.05, expected volatility: 101.39%, exercise price: USD 14.14, risk-free interest rate: 3.93%, expected life: 3.91 years, weighted average cost of capital (WACC): 20.4%.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued)

2)	Estimates of fair value (continued)

Financial liabilities (continued)

H.	The following table presents the financial liabilities that were measured at fair value through profit or loss:

	December 31,			December 31,
	2023			2022
	Level 1	Level 3	Total	Level 1	Level 3	Total
	USD in thousands			USD in thousands
Fair value of warrants	-	1,874	1,874	396	4,159	4,555

I.	The following table presents the Level 1 financial liabilities roll-forward during 2023 and 2022:

USD in thousands
Balance as of January 1, 2023	396
Change in fair value of warrants issued to investors	(396)
Balance as of December 31, 2023	-

USD in thousands
Opening balance as of January 1, 2022	555
Changes in fair value of warrants	(159)
Closing balance as of December 31, 2022	396

J.	The following table presents the Level 3 financial liabilities roll-forward during 2023 and 2022:

USD in thousands
Balance as of January 1, 2023	4,159
Change in fair value of warrants issued in connection with the IPO of Jeffs’ Brands	(2,285)
Balance as of December 31, 2023	1,874

The following table presents the Level 3 financial liabilities roll-forward during 2022:

USD in thousands
Opening balance as of January 1, 2022	137
Issuance of warrants in connection with the IPO of Jeffs’ Brands (note 4E)	7,640
Changes in fair value of warrants issued in connection with the IPO of Jeffs’ Brands	(3,490)
Changes in fair value of warrants issued to lenders of Jeffs’ Brands upon IPO	(128)
Closing balance as of December 31, 2022	4,159

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – CASH AND CASH EQUIVALENTS, SHORT TERM DEPOSITS AND RESTRICTED CASH:

	December 31
	2023	2022
	USD in thousands
Cash and cash equivalents	9,357	20,065
Short term deposits	12	859
Restricted cash	166	185
	9,535	21,109

The currencies in which the cash and cash equivalents, short term deposits and restricted cash are denominated or to which they are linked are as follows:

	December 31
	2023	2022
	USD in thousands
USD	7,814	14,680
NIS	1,510	6,428
GBP	167	-
Other currencies	44	1
	9,535	21,109

As of December 31, 2023, and 2022, the carrying amount of cash and cash equivalents, short term deposits and restricted cash approximated their fair value.

NOTE 7 – OTHER RECEIVABLES AND LOANS TO OTHERS:

a.	Other receivables – composition:

	December 31
	2023	2022
	USD in thousands
Government institutions	685	924
Prepaid expenses	940	469
Advances to suppliers	-	417
Shares receivable from the Amendment of the Buffalo Agreement (see note 4J)	510	-
Other	9	118
	2,144	1,928

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – OTHER RECEIVABLES AND LOANS TO OTHERS: (continued)

b.	Loans to others – composition:

	December 31
	2023	2022
	USD in thousands
Loan to Safee (note 4D)	126	71
Loan to Metagramm (note 4O)	250	-
Loan to A.I Conversation Systems (note 4P)	-	940
	376	1,011

NOTE 8 – INVENTORY:

	December 31
	2023	2022
	USD in thousands
Goods in transit	219	8
Finished goods	2,167	1,783
	2,386	1,791

As of December 31, 2023, and 2022, all inventory derived from Jeffs’ Brands.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - PROPERTY AND EQUIPMENT:

a.	Composition of property and equipment and accumulated depreciation thereon, grouped by major classifications and changes therein, and their movements during 2023:

	Machinery and equipment	Leasehold improvements and furniture	Computer programs	Total
	USD in thousands
Cost:
Balance as of January 1, 2023	735	592	1,096	2,423
Additions	48	7	-	55
Currency translation	(2)	-	-	(2)
Balance as of December 31, 2023	781	599	1,096	2,476
Accumulated Depreciation:
Balance as of January 1, 2023	689	372	954	2,015
Additions	63	41	1	106
Currency translation	2	1	-	3
Balance as of December 31, 2023	754	414	955	2,123
Property and Equipment, net, as of December 31, 2023	27	185	141	353

b.	Composition of property and equipment and accumulated depreciation thereon, grouped by major classifications and changes therein, and their movements during 2022:

	Machinery and equipment	Leasehold improvements and furniture	Computer programs	Total
	USD in thousands
Cost:
Balance as of January 1, 2022	735	135	537	1,407
Additions	-	42	32	74
Consolidation of Gix Internet (note 4F)	-	425	542	967
Currency translation	-	(10)	(15)	(25)
Balance as of December 31, 2022	735	592	1,096	2,423
Accumulated Depreciation:
Balance as of January 1, 2022	692	126	512	1,330
Consolidation of Gix Internet (note 4F)	-	205	401	606
Additions	10	48	41	99
Currency translation	(13)	(7)	-	(20)
Balance as of December 31, 2022	689	372	954	2,015
Property and Equipment, net, as of December 31, 2022	46	220	142	408

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – GOODWILL AND INATANGIBLE ASSETS:

A.	Composition and movements:

	Technology	Software License	Patent	Brand Name	Customer Relations	Goodwill	Total
	USD in thousands
Cost:
Balance as of January 1, 2023	12,921	1,366	75	6,039	6,234	9,068	35,703
Additions (see section B below)	-	-	25	1,991	-	-	2,016
Currency translation	(13)	(62)	-	-	-	(10)	(85)
Impairment loss (see section C below)	-	(1,304)	-	-	-	(508)	(1,812)
Balance as of December 31, 2023	12,908	-	100	8,030	6,234	8,550	35,822
Accumulated Amortization:
Balance as of January 1, 2023	(2,869)	-	-	(1,230)	(742)	-	(4,841)
Additions	(2,026)	-	-	(757)	(891)	-	(3,674)
Currency translation	29	-	-	-	-	-	29
Balance as of December 31, 2023	(4,866)	-	-	(1,987)	(1,633)	-	(8,486)
Intangible assets, net, as of December 31, 2023	8,042	-	100	6,043	4,601	8,550	27,336

	Technology	Software License	Patent	Brand Name	Customer Relations	Goodwill	Total
	USD in thousands
Cost:
Balance as of January 1, 2022	478	1,506	75	6,039	-	926	9,024
Additions	-	35	-	-	-	-	35
Currency translation	(42)	(175)	-	-	-	(23)	(240)
Consolidation of Gix Internet (note 4F)	12,485	-	-	-	6,234	8,164	26,883
Balance as of December 31, 2022	12,921	1,366	75	6,039	6,234	9,068	35,703
Accumulated Amortization:
Balance as of January 1, 2022	(69)	-	-	(634)	-	-	(703)
Additions	(1,712)	-	-	(596)	(742)	-	(3,050)
Currency translation	(74)	-	-	-	-	-	(74)
Consolidation of Gix Internet (note 4F)	(1,014)	-	-	-	-	-	(1,014)
Balance as of December 31, 2022	(2,869)	-	-	(1,230)	(742)	-	(4,841)
Intangible assets, net, as of December 31, 2022	10,052	1,366	75	4,809	5,492	9,068	30,862

B.	Additions during 2023 and 2022:

1.	Following the Fort Acquisition on March 9, 2023, an amount of USD 1,991 thousand was recorded as additional Brand name. For additional information, see note 4E.

2.	Through the period from February 14, 2022, until February 28, 2022, the Company’s interest in Gix Internet increased to 38.03%, which resulted in gain of control in Gix Internet. Accordingly, Gix Internet was consolidated as of such date. As of the consolidation date, the Company recorded intangible assets in the amount of USD 17,705 thousand and goodwill in the amount of USD 6,602 thousand. For additional information see note 4F.

C.	Impairments during 2023 and 2022:

1.

As of December 31, 2023, the Group recognized indicators of impairment of the online advertising and internet traffic routing reporting unit. As a result, the Group performed an impairment test which included a quantitative analysis of the fair value of the reporting unit. The fair value was estimated using the income approach, which is based on the present value of the future cash flows attributable to the reporting unit. The Group compared the fair value of the reporting unit to its carrying amount. As the carrying amount exceeded the fair value, the Group recognized an impairment loss of USD 508 thousand in the consolidated statements of income/loss and other comprehensive income/loss, which was driven mainly due to a decrease in the cash flow projections. The impairment test was performed as of December 31, 2023, and did not take into account the recent developments in April 2024 as discussed in note 21(6).

During the year ended December 31, 2022, the Group did not recognize impairment losses.

2.	For more information on the impairment of the Software License of Eventer, see note 4D.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – LEASES:

On May 21, 2022, the Company has entered into a short-term lease agreement for its offices. According to the agreement, the Company will pay NIS 17 thousand (USD 5 thousand) plus VAT per month. On December 30, 2022, the Company terminated the agreement and paid the lessor a one-time compensation of NIS 11 thousand (USD 3 thousand).

On January 5, 2023, the Company entered into a new lease agreement for its offices for a period of 21 months effective as of February 1, 2023, with an option by the Company to extend the lease period for two additional terms of 12 months each. According to the agreement, the Company will pay NIS 8.3 thousand plus VAT per month. The Company uses its incremental borrowing rate of 10% as the discount rate for its leases, as the implicit rate in the lease is not readily determinable.

Jeffs’ Brands leases office space and a warehouse with a remaining useful life of less than 3 years and uses its incremental borrowing rate as the discount rate for its leases, as the implicit rate in the lease is not readily determinable. As of December 31, 2023, Jeffs’ Brands leases had a weighted average remaining lease term of 3 years and a weighted average borrowing rate of 10%.

On February 25, 2021, Gix Media entered into a lease agreement for a new corporate office of 479 square meters in Ramat Gan, Israel, for a monthly rent fee of USD 10 thousand. The lease period is for 36 months (the “initial lease period”) with an option to extend the lease period for two additional terms of 24 months each. In accordance with the lease agreement, Gix Media made leasehold improvements in exchange for a rent fee discount of USD 67 thousand which will be spread over the initial lease period.

In December 2023, Gix Media exercised the option to extend the lease period for an additional term of 24 months (from March 1, 2024, to February 28, 2026).

As of December 31, 2023, Gix’s Media leases had a weighted average remaining lease term of 4 years and a weighted average borrowing rate of 3.10%.

Right-of-use assets

Buildings
USD in thousands
Cost:
At December 31, 2021	-
Acquisition of a subsidiary (see note 4F)	619
Additions	152
At December 31, 2022	771
Additions	104
At December 31, 2023	875

Accumulated Depreciation:
At December 31, 2021	-
Acquisition of a subsidiary (see note 4F)	(92)
Charge for the year	(88)
At December 31, 2022	(180)
Charge for the year	(199)
At December 31, 2023	379

Carrying amount:
At December 31, 2023	496
At December 31, 2022	591

Amounts recognized in profit and loss:

	2023	2022
	USD in thousands
Depreciation expense on right-of-use assets	199	88
Interest expense on lease liabilities	82	82
Expense relating to short-term leases	-	71

For the year ended December 31, 2023, the total cash outflows for leases amounted to USD 150 thousand (2022: USD 66 thousand).

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – LEASES: (continued)

Lease liabilities

Maturities of lease liabilities as of December 31, 2023 and 2022 are as follows:

	2023	2022
	USD in thousands
Year 1	102	148
Year 2	162	148
Year 3	143	133
Year 4	148	114
Year 5	19	118
Onwards	-	19
Less: unearned interest	(4)	(37)
	570	643
Analyzed as:
Non-current	468	512
Current	102	131
	570	643

NOTE 12 - TAXES ON INCOME:

a.	Tax rates applicable to the Company and subsidiaries:

The Company and all subsidiaries based in Israel - Gix Internet, Eventer, Fuel Doctor, Jeffs’ Brands and Viewbix Ltd. are taxed according to Israeli tax law, where the corporate tax rate is 23% for the years 2023, 2022 and 2021.

Gix Media and Cortex are recognized as a “Preferred-Technology Enterprise” in accordance with Section 51 of the Encouragement of Capital Investments Law, 1959 and are taxed at a reduced corporate tax rate of 12% for the years 2023, 2022 and 2021.

Viewbix Inc. and all subsidiaries of Jeffs’ Brands based in the U.S. - Smart Pro, Jeffs’ Brands Holdings and Fort US, are taxed according to U.S. tax laws. On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Act”), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018.

Fort Products Ltd. is taxed according to U.K. tax laws. The U.K. corporate tax rate is 19%.

b.	Final tax assessments:

As of December 31, 2023, the Company had a final tax assessment for all tax year up to the year ended December 31, 2018.

As of December 31, 2023, Gix Internet had a final tax assessment for all tax year up to the year ended December 31, 2017. Gix Media had a final tax assessment for all tax year up to the year ended December 31, 2020. Cortex had a final tax assessment for all tax year up to the year ended December 31, 2017. Viewbix Ltd. had a final tax assessment for all the tax years up to the year ended December 31, 2017.

As of December 31, 2023, Eventer had a final tax assessment for all tax year up to the year ended December 31, 2018.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TAXES ON INCOME: (continued)

c.	Deferred taxes are comprised of the following components:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Deferred taxes are comprised of the following components:

	As of December 31	As of December 31
	2023	2022
	USD in thousands
Deferred tax assets
Deferred research and development expenses	77	261
Intangible assets	168	110
Employee compensation and benefits	28	13
Accrued severance pay	-	13

Total deferred tax assets	273	397

Deferred tax liabilities:
Intangible assets associated with business combinations	1,465	1,817
Total deferred tax liabilities	1,465	1,817

d.	Tax expense (benefit) included in the consolidated statements of income/loss and other comprehensive income/loss for the periods presented:

	Year ended December 31,
	2023	2022	2021
	USD in thousands
Current tax expenses	319	813	94
Tax benefit in respect of prior years	(160)	(82)	-
Deferred tax expenses (income)	(233)	(620)	11
Taxe expense (benefit)	(74)	111	105

e.	Available carryforward tax losses:

	December 31, 2023	December 31, 2022
	USD in thousands
Xylo Technologies	65,000	60,000
Eventer	2,945	3,300
Charging Robotics	-	574
Fuel Doctor	905	-
GERD IP	3,089	2,124
Jeffs’ Brands	6,418	1,217
Gix Internet	18,971	18,471

The Group has not recorded deferred taxes asset in respect of these losses, as the utilization thereof is not expected to occur in the foreseeable future.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TAXES ON INCOME: (continued)

f.	Reconciliation of the theoretical tax expenses to the actual tax expenses:

The following is reconciliation between the “theoretical” tax, which would apply to the Group if all of its income were taxed at the regular rate applicable to the Company in Israel and the amount of tax reflected in the consolidated statements of loss and other comprehensive loss for the reported year:

	2023	2022	2021
	USD in thousands
Income (Loss) before taxes on income	(21,806)	(10,097)	4,151
Theoretical tax rate	23%	23%	23%
Theoretical tax expense (benefit)	(5,015)	(2,322)	955
Disallowed deductions (tax exempt income):
Change in fair value of assets and liabilities measured at fair value through profit or loss	862	(38)	(275)
Share-based compensation	178	183	539
Amortization of excess purchase price of an associate	-	-	60
Profit recognized upon deconsolidation	-	-	(2,678)
Profit recognized upon first time consolidation	-	(529)	-
Non-deductible expenses	547	723	-
Equity losses	945	611	494
Net loss from derecognition of investments accounted for using the equity method upon loss of significant influence	513	-	-
Different tax rates applicable to subsidiaries	(46)	(360)	(85)
Tax benefits in respect of prior years	29	(84)	-
Other	95	17	-
Tax losses and timing differences incurred in the reporting year for which deferred taxes were not created	1,818	1,910	1,095
Tax expense (benefit)	(74)	111	105

NOTE 13 – TRADE ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

a.	Trade accounts payable are denominated in the following currencies:

	December 31,
	2023	2022
	USD in thousands
NIS	1,953	2,713
USD	10,756	17,708
Other Currencies	539	-
	13,248	20,421

b.	Accrued expenses and other current liabilities:

	December 31,
	2023	2022
	USD in thousands
Employees and related institutions	980	949
Government authorities	684	798
Accrued expenses	894	961
Liability to sellers (see note 4E)	430	-
Other	175	492
	3,163	3,200

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – EQUITY:

a.	Share capital:

1)	Composed as follows:

	Number of shares				Amount
	Authorized		Issued and paid		Authorized		Issued and paid
	December 31,		December 31,		December 31,		December 31,
	2023	2022	2023	2022	2023	2022	2023	2022
	In thousands				NIS in thousands		USD in thousands
Ordinary shares of no par value as of December 31, 2022, and 2023	200,000	200,000	27,989	24,661	-	-	-	-

2)	The ordinary shares confer upon their holders’ voting rights and the right to participate in shareholders’ meetings, the right to receive dividends and the right to participate in surplus assets in the event of liquidation of the Company.

3)	On June 17, 2022, the Company’s shareholders approved to increase the authorized number of shares from 50 million to 200 million.

4)	On July 7, 2022, the Company effected a reverse split of the Company’s authorized and outstanding ordinary shares at a ratio of 20:1 (the “Reverse Split”) and increased the authorized number of shares. Those changes were approved by the Company’s shareholders on June 17, 2022. On July 8, 2022, following the Reverse Split, the Company effected a change in the American Depositary Share (“ADS”) ratios for its American Depositary Receipt program such that each ADS represents one ordinary share of no-par value of the Company (the “Ordinary Share”), instead of twenty (20) pre-Reverse Split Ordinary Shares. The change in the ADS ratio is a technical change made in order to align the ratio so that one ADS equals to one Ordinary Share.

5)	On November 14, 2022, the Company effected a change in the ratio of ordinary shares to each of the Company’s American Depositary Shares (“ADSs”), such that after the Reverse Split is implemented each ADS will represent 15 post-Split Ordinary Shares. The effect of such consolidation was applied retrospectively for all the number of shares, warrants, related par value and others presented in this note and elsewhere in the interim condensed consolidated financial statements.

6)	On June 9, 2023, the Company issued 863,100 Ordinary Shares to Metagramm as part of the share purchase agreement. See note 4O.

7)	On July 3, 2023, the Company issued 169,920 Ordinary Shares to Polyrizon as part of the share purchase agreement. See note 4H.

8)	On August 8, 2023, the Company issued 328,506 Ordinary Shares to Pure Capital as part of the stock transfer agreement of Odysight.ai with a fair value of USD 105 thousand. See note 4C.

9)	On November 6, 2023, the Company issued 1,293,450 Ordinary Shares in relation to RSUs grants.

10)	On December 26, 2023, the Company issued 673,019 Ordinary Shares to Gix Internet. See note 4F.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – EQUITY: (continued)

b.	Share offering to the public and existing shareholders:

On July 19, 2023, the Warrants C expired and were removed from the trading list.

During 2023 all the rest of the outstanding warrants of the Company expired.

The following table summarizes warrants outstanding as of December 31, 2022:

Series	Date of grant	Number of warrants conversion to equivalent ADSs	exercise price per warrant in USD	Expiration date
Series L (*)	November 2017	6,750	135	May 27, 2023
Warrants C (*)	July 2018	176,045	52.5	July 18, 2023
Warrants C (**)	July 2018	28,377	52.5	July 18, 2023
HCW warrants (*)	July 2018	13,242	65.63	July 18, 2023
Total		224,414

*	These warrants, under certain circumstances, can be exercised via cashless exercise mechanism as defined in the warrant agreement. Therefore, the warrants were classified as financial liabilities measured at fair value through profit or loss at each reporting period (see note 5).

**	Recorded in equity, all the warrants expired during 2023.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – EQUITY: (continued)

c.	Share based payments:

1)	In August 2013, the Company’s board of directors approved and adopted the Company’s 2013 Share Option and Incentive Plan, or the 2013 Plan, which expires in August 2023. The 2013 Plan provides for the issuance of shares and the granting of options, restricted shares, restricted share units and other share-based awards to employees, directors, officers, consultants, advisors, and service providers of us and the Company U.S. Subsidiary. The Plan provides for awards to be issued at the determination of The Company board of directors in accordance with applicable law.

2)	The following are the grants of options to employees and other service providers:

Date of grant	Number of options granted	exercise price per option to ordinary shares	Exercise currency	Fair value on grant date (USD in thousands)	Number of options outstanding- December 31, 2023	Number of options exercisable at December 31, 2023	Expiration date
January 2019(*)	150,000	11.8	NIS	257	112,500	112,500	January 9, 2025
July 2019(*)	62,500	11.8	NIS	92	62,500	62,500	July 25, 2025
June 2020	62,500	11.8	NIS	82	62,500	62,500	May 31, 2026
July 2020(*)	37,500	8.96	NIS	36	37,500	37,500	July 8, 2026
October 2020	15,000	11.8	NIS	21	15,000	15,000	October 21, 2026
June 2021(*)	900,000	1.783	USD	1,221	900,000	825,000	June 29, 2027
June 2021	280,000	1.783	USD	380	262,500	240,625	June 29, 2027
June 2021	100,000	1.783	USD	136	100,000	83,333	June 1, 2027
October 2021	90,000	1.783	USD	91	75,000	50,000	October 12, 2027
Total	1,697,500				1,627,500	1,488,958

(*)	Granted to related parties.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – EQUITY: (continued)

c.	Share based payments: (continued)

The fair value of all of the options was calculated using the Black and Scholes options pricing model, and based on the following assumptions:

Date of grant	Fair value on grant date- in thousands	Share price on date of grant	Expected dividend	Expected volatility	Risk free interest	Vesting conditions	Expected term
January 2019	947 NIS	10.12 NIS	None	74%	1.45%	will vest in 12 equals quarterly instalments over a three-year period commencing October 1, 2018	6 years
July 2019	325 NIS	8.72 NIS	None	75%	1.12%	25% will vest on the first anniversary of the grant date and 75% will vest on a quarterly basis over a period of three years thereafter	6 years
June 2020	282 NIS	7.94 NIS	None	74%	0.53%	will vest in 12 equals quarterly instalments over a three-year period commencing June 1, 2020	6 years
July 2020	124 NIS	5.8 NIS	None	74%	0.37%	will vest in 12 equals quarterly instalments over a three-year period commencing July 9, 2020	6 years
October 2020	70 NIS	8 NIS	None	76%	0.42%	will vest in 12 equals quarterly instalments over a three-year period commencing October 22, 2020	6 years
June 2021	1,737 USD	1.8 USD	None	87%	0.69%	will vest over a period of 3 years commencing on April 1, 2021(except for 2,000,000 options commencing on June 1, 2021), with 1/12 of such options vesting at the end of each subsequent three-month period following the grant	6 years
October 2021	91 USD	1.4 USD	None	85%	0.47%	will vest over a period of 3 years commencing on October 12, 2021, with 1/12 of such options vesting at the end of each subsequent three-month period following the grant	6 years

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – EQUITY: (continued)

c.	Share based payments: (continued)

3)	The changes in the number of share options and the weighted averages of their exercise prices are as follows:

	For the year ended December 31,
	2023		2022		2021
	Number of options	Weighted average of exercise price per 1 ordinary share-(NIS)	Number of options	Weighted average of exercise price per 1 ordinary share-(NIS)	Number of options	Weighted average of exercise price per 1 ordinary share-(NIS)
Outstanding at the beginning of year	1,673,850	7.00	1,674,950	7.02	348,182	13.6
Granted	-	-	-	-	1,370,000	5.81
Forfeited	(32,500)	5.78	(1,100)	32.4	(42,778)	17.23
Expired	(13,850)	32.4	-	-	(454)	410
Outstanding at year end	1,627,500	6.81	1,673,850	7.00	1,674,950	7.02
Exercisable at year end	1,488,958	6.91	1,039,579	7.57	530,054	8.78

4)	The amounts of expenses that were recorded for options to employees and other service providers are USD 198 thousand, USD 624 thousand and USD 1,049 thousand for the years ended December 31, 2023, 2022 and 2021, respectively.

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

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – EQUITY: (continued)

e.

Restricted Share Units

On June 15, 2023, the Board approved a grant of restricted share units (RSUs) to the Company’s Directors, Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), employees and to an advisor of the Company, subject to the approval of shareholders at the general meeting of the shareholders.

On August 8, 2023, the Company’s shareholders approved the RSUs grants at the Company’s annual general meeting. The RSUs shall vest over a period of three years commencing on January 1, 2023, with 1/12 of such options vesting at the end of each subsequent three-month period following the grant.

The RSUs grant will be in accordance and pursuant to Section 102 of the Income Tax Ordinance [New Version] (“Tax Ordinance”), if applicable, and the RSUs will be accelerated upon the closing of a material transaction, resulting in change of control of the Company.

During the year ended December 31, 2023, the Company recognized an expense in the aggregated amount of USD 472 thousand in relation to these RSUs.

NOTE 15 – EXPENSES BY NATURE

	Year ended December 31,
	2023	2022	2021
	USD in thousands
Payroll and related expenses	8,638	7,647	2,656
Professional fees	5,197	7,421	5,990
Traffic-acquisition, materials used and subcontracted work	76,613	75,455	3,248
Preparation of patents	72	153	471
Rent and office maintenance	187	139	158
Depreciation and amortization	3,979	3,188	342
Advertising and participation in exhibitions	1,233	1,616	1,712
Other	2,239	2,262	1,312
Amazon Fees	4,381	2,558	2,426
TOTAL COST OF REVENUES, RESEARCH AND DEVELOPMENT, SELLING AND MARKETING AND GENERAL AND ADMINISTRATIVE EXPENSES	102,539	100,439	18,315

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – EARNING (LOSS) PER SHARE:

Basic net earnings (loss) per share is computed by dividing net earnings (loss) attributable to ordinary shareholders of Xylo Technologies by the weighted average number of ordinary shares outstanding for the reporting periods.

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

The following table presents the numerator and denominator of the basic and diluted net loss per share computations:

	Year ended December 31,
	2023	2022	2021
Numerator (USD in thousands):
Net income (loss) for the year attributable to Xylo Technologies	(16,025)	(9,815)	6,794

Denominator (in thousands):
Weighted average number of ordinary shares used for basic and diluted earnings (loss) per share calculation	25,292	24,385	23,036

Net earnings (loss) per share attributable to Xylo Technologies (USD):
Basic	(0.63)	(0.40)	0.2
Diluted	(0.63)	(0.40)	0.2

“Related Parties” – As defined in IAS 24 – ‘Related Party Disclosures” (hereinafter- “IAS 24”)

Key management personnel of the Company - included together with other entities, in the said definition of “Related Parties” mentioned in IAS 24.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

a.	Transactions with related parties:

1)	Composed as follows:

	Year ended on December 31,
	2023	2022	2021
	USD in thousands

Compensations to key officers (1)	1,746	1,784	1,241
Compensations to directors (2)	1,525	837	733
Directors’ and officers’ insurance	771	846	788
Consultant services (3)	180	218	-
Interest and discount amortizations of loans from Jeffs’ Brands related parties (4)	-	42	172
Finance expense on Screenz payable balance (note 4D)	-	212	169
Compensation to member of senior management of Gix Internet (5)	188	34	-
Eventer sales and marketing expenses to Keshet (note 4D)	-	165	279
Eventer revenues from related parties	-	-	23
Eventer general and administrative expenses to Screenz	-	41	13
Jeffs’ Brands cost of revenues from related parties (6)	545	-	-
Jeffs’ Brands income from related parties (7)	255	-	-
Jeffs’ Brands revenue sharing payment (8)	17	-	-
Management fees from Parazero included in other income (note 4L)	50	-	-
Other income from credit line to Parazero (note 4L)	40	-	-

(1)	Includes granted options benefit in the aggregated amount of USD 80 thousand, USD 263 thousand and USD 583 thousand for the years ended December 31, 2023, 2022 and 2021, respectively and provision of bonus of approximately USD 145 thousand and USD 308 thousand, for each of the years ended December 31, 2023, and 2022, respectively. Also, includes grant of restricted share units (RSUs) in the aggregated amount of USD 112 thousand for the year ended December 31, 2023.

(2)	Includes granted options benefit in the aggregated amount of USD 165 thousand, USD 81 thousand and USD 195 thousand for the years ended December 31, 2023, 2022 and 2021, respectively and provision and payments of bonus of approximately USD 119 thousand, USD 77 thousand and USD 86 thousand for the years ended December 31, 2023, 2022 and 2021, respectively. Also, includes grant of restricted share units (RSUs) in the aggregated amount of USD 193 thousand for the year ended December 31, 2023.

(3)	Includes consulting fees to Pure Capital who is a related party of the Company’s subsidiary Jeffs’ Brands.

(4)	Includes interest and discount amortizations of loans to related parties of the Company’s subsidiary Jeffs’ Brands.

(5)	Compensation to Cortex’s CTO, a related party of Gix Internet.

(6)	Includes inventory storage expenses to Pure NJ Logistics LLC who is a related party of the Company’s subsidiary Jeffs’ Brands. See note 4E.

(7)	Includes consulting income and a one-time signing bonus from SciSparc Nutraceuticals who is a related party of the Company’s subsidiary Jeffs’ Brands. See note 4E.

(8)	Includes revenue sharing to Pure Capital who is a related party of the Company’s subsidiary Jeffs’ Brands.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES: (continued)

a.	Transactions with related parties: (continued)

2)	Indemnification, exemption and insurance for directors and officers of the Company

a.	The Company provides its directors and officers with an obligation for indemnification and exemption.

b.

The Company has a liability for insurance of directors and officers covering all of the Company’s directors and officers. The Company currently has directors’ and officers’ liability insurance providing total coverage of USD 4 million in aggregate for the benefit of all of the Company directors and officers, in respect of which the Company are charged a Seventeen month premium of USD  191,250, and which includes a deductible of up to USD 300,000 per claim, other than securities related claims filed in the United States or Canada, for which the deductible will not exceed USD 1 million.

3)	Transactions

a.	On March 22, 2023, Jeffs’ Brands entered into a consulting agreement with SciSparc Nutraceuticals. See note 4E.

b.

In March 2023, Jeffs’ Brands paid Pure Capital USD 352 thousand in accordance with the consultant agreement in relation to the two purchases of Fort and SciSparc Nutraceuticals. The consultancy fees were recorded as part of the investments in Fort and SciSparc Nutraceuticals.

c.	On July 20, 2023, Viewbix Inc. granted 51,020 RSUs to Viewbix’s Inc. Chief Executive Officer (“CEO”).

d.	On August 7, 2023, the Company’s shareholders approved during the general meeting the re-election of Mr. Eli Cohen to serve as a director of the Company, a grant of RSUs to the Company’s Chief Executive Officer, Chief Financial Officer, the Company’s Directors, employees and to an advisor.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES: (continued)

b.	Balances with related parties:

(1)	Current assets under related parties section:

	December 31,	December 31,
	2023	2022
	USD in thousands

Advances to Pure Logistics (related party of Jeffs’ Brands) (note 4E)	-	228
Other receivables (a related party of Gix Internet) (note 4F)	53	60
Other receivables (a related party of Eventer) (note 4D)	6	10
	59	298

(2)	Current assets under loans to associates section:

	December 31,	December 31,
	2023	2022
	USD in thousands

Loan to Zig Miami 54 (note 4G)	1,545	-
Loan to Laminera (note 4M)	-	93
Loan to Polyrizon (note 4M)	77	-
Loan to Revoltz (note 4I)	62	62
Credit line to Parazero (note 4L)	-	391
	1,684	546

(3)	Current assets under loans to others section:

	December 31,	December 31,
	2023	2022
	USD in thousands

Loan to Metagramm (note 4O)	250	-
	250	-

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES: (continued)

b.	Balances with related parties: (continued)

(4)	Current Liabilities:

	December 31,
	2023	2022
	USD in thousands

Compensation to key management personnel (*)	681	649
Other payable dividend to related parties of Gix Internet	-	284
Other accrued expenses to related parties of Jeffs’ Brands	216	-
Other accrued expenses to related parties of Gix Internet	6	-
Other accrued expenses to related parties of Eventer	6	122
	909	1,055

*	Compensation to key management:

	December 31,
	2023	2022
	USD in thousands

Directors’ fees	322	496
Payroll, provision for bonus and for termination of employment	359	153
	681	649

(5)	Non-Current Liabilities:

	December 31,
	2023	2022
	USD in thousands

Loans from related parties of Viewbix Ltd. (note 4F)	187	-
	187	-

c.	As to options and RSUs granted to related parties, see notes 14c and 14e.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – REVENUES:

The following table present the Group’s revenues disaggregated by revenue type:

	Year ended on December 31,
	2023	2022	2021
	USD in thousands

Miniature camera and related equipment (from Odysight.ai)	-	-	24
Revenues from commissions (from Eventer)	2,103	2,465	1,185
Revenues from sale of products (from Jeffs’ Brands)	10,008	5,861	6,509
Revenues from internet services (from Gix Internet)	79,613	(*) 83,532	-
MUSE and related equipment (from Xylo Technologies)	-	-	2,400
	91,724	91,858	10,118

(*)	The revenues from Gix Internet are presented for the period from February 28, 2022 to December 31, 2022.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – SEGMENTS:

The Group identified seven operating segments as follows: corporate, e-commerce, online advertising & internet traffic routing, online event management, medical, real-estate and electronics.

The Company concluded that the medical, real-estate and electronics segments are not “reportable segments” as defined in IFRS 8, Operating Segments. As such, these segments were combined and disclosed under “Others”.

The CODM measures and evaluates the operating performance of the Group’s segments based on operating loss (income), assets and liabilities.

The table set forth other information of the Group:

	December 31, 2023
	Corporate	E-commerce	Online Advertising & Internet Traffic Routing	Online Event Management	Others	Adjustments and eliminations	Total
	USD in thousands

Total segments’ assets	10,708	13,122	35,178	1,874	(*) 3,444	(430)	63,896

Total segments’ liabilities	(867)	(4,483)	(25,723)	(2,015)	(605)	2,232	(31,461)

(*)

Includes investments accounted for using the equity method of USD 498 thousand and USD 370 thousand in relation to Polyrizon and Zig Miami 54, respectively. In addition, includes loan to Zig Miami 54 in an amount of USD 1,545 thousand.

	December 31, 2022
	Corporate	E-commerce	Online Advertising & Internet Traffic Routing	Online Event Management	Others	Adjustments and eliminations	Total
	USD in thousands

Total segments’ assets	19,478	15,667	50,999	3,208	(*) 11,368	(3,069)	97,651

Total segments’ liabilities	(1,198)	(5,025)	(33,203)	(3,244)	(952)	660	(42,962)

(*)	Includes investments accounted for using the equity method of USD 9,375 thousand and USD 976 thousand in relation to Odysight.ai and Parazero, respectively.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – SEGMENTS: (continued)

The table set forth the operating results of the Group:

	Year ended December 31, 2023
	Corporate	E-commerce	Online Advertising & Internet Traffic Routing	Online Event Management	Others	Adjustments and eliminations	Total
	USD in thousands

External revenues	-	10,008	79,613	2,103	-	-	91,724

Segment results – operating loss	(4,295)	(5,614)	(3,548)	(651)	(*) (3,446)	(5,767)	(23,321)

Non-operating income (loss)	446	2,739	-	-	-	(138)	3,047

Finance income (loss)	83	(110)	(1,605)	(82)	(25)	207	(1,532)

Loss before taxes on income	(3,766)	(2,985)	(5,153)	(733)	(3,471)	(5,698)	(21,806)

Tax benefit (expense) on income	3	(7)	66	12	-	-	74

Segment results – net loss	(3,763)	(2,992)	(5,087)	(721)	(3,471)	(5,698)	(21,732)

(*)

Includes equity losses of USD 209 thousand in relation to Polyrizon, of USD 85 thousand in relation to Zig Miami 54, of USD 543 thousand in relation to Parazero, of USD 1,176 thousand in relation to Laminera and USD 660 thousand in relation to Odysight.ai.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – SEGMENTS: (continued)

The table set forth the operating results of the Group:

	Year ended December 31, 2022
	Corporate	E-commerce	Online Advertising & Internet Traffic Routing	Online Event Management	Others	Adjustments and eliminations	Total
	USD in thousands

External revenues	-	5,859	83,534	2,465	-	-	91,858

Segment results – operating income (loss)	(2,985)	(4,510)	(*) 2,341	(748)	(**) (2,829)	(5,053)	(13,784)

Non-operating income (loss)	(167)	3,619	(731)	(30)	137	3,168	5,996

Finance income (loss)	(224)	(520)	(1,100)	(539)	(8)	82	(2,309)

Profit (Loss) before taxes on income	(3,376)	(1,411)	510	(1,317)	(2,700)	(1,803)	(10,097)

Tax benefit (expense) on income	(5)	5	(310)	-	10	189	(111)

Segment results – profit (loss)	(3,381)	(1,406)	200	(1,317)	(2,690)	(1,614)	(10,208)

(*)	Includes equity loss of USD 215 thousand in relation to Gix Internet for the two months period until February 28, 2022.

**	Includes equity losses of USD 1,360 thousand in relation to Odysight.ai and of USD 615 thousand in relation to Parazero.

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – ENTITY LEVEL DISCLOSURES:

a.	Revenues by geographical area (based on the location of customers):

	Year ended on December 31,
	2023	2022	2021
	USD in thousands
USA	49,954	52,129	6,307
Europe	19,285	21,731	127
Great Britain	5,628	166	-
Israel	15,653	15,266	1,183
Canada	944	385	100
Asia	254	2,108	2,400
Other	6	73	1
	91,724	91,858	10,118

b.	Major customers

Set forth below is a breakdown of Company’s revenue by major customers (major customer –revenues from these customers constitute at least 10% of total revenues in a certain year):

	Year ended on December 31,
	2023	2022	2021
	USD in thousands

Customer A	-	-	2,400

Customer B	14,471	16,919	-

Customer C	11,334	16,468	-

XYLO TECHNOLOGIES LTD (Formerly known as MEDIGUS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – EVENT SUBSEQUENT TO DECEMBER 31, 2023:

1.

On January 29, 2024, Jeffs’ Brands entered into a private placement transaction pursuant to a securities purchase agreement, with certain institutional investors, providing for the issuance of ordinary shares, pre-funded warrants to purchase ordinary shares, series A warrants to purchase ordinary shares and series B warrants to purchase ordinary shares for aggregate gross proceeds of approximately USD 7.275 million.

The Company did not participate in the private placement and as a result its holdings in Jeffs’ Brands decreased to 13.37% of Jeffs’ Brands issued and outstanding share capital, which resulted in loss of control in Jeffs’ Brands as of January 29, 2024. Accordingly, Jeffs’ Brands is expected to be deconsolidated as of such date.

2.	On January 29, 2024, the Company signed a term sheet for a standby equity purchase agreement with Yorkville Advisors Global LP for an investment of up to USD 15 million over 3 years, in consideration of the Company’s ADS’s. The Company may request a pre-paid advances of up to USD 5 million subject to certain conditions.

3.	On February 8, 2024, the Company and Gix Internet signed an addendum to the loan agreement, effective as of January 1, 2024. Pursuant to the addendum, the loan repayment will be postponed until July 1, 2024. See note 4F.

4.

On April 1, 2024, a lawsuit seeking declaratory judgement was filed in the District Court of Tel Aviv-Jaffa in Israel by minority shareholders of Eventer against Eventer and the Company (together, the “Defendants”). The minority shareholders of Eventer (the “Plaintiffs”), hold in aggregate 31.86% of the outstanding ordinary shares of Eventer.

The Plaintiffs allege, among others, that Defendants violated the agreement whereby the Company acquired control of Eventer (the “Purchase Agreement”), which established a “separation” mechanism, within which certain Plaintiffs were granted an option to convert their shares in Eventer into shares of the Company. The claim alleges that the Company has violated the terms of the Purchase Agreement by refusing to negotiate Eventer’s valuation to enable certain of the Plaintiffs to exercise their option to convert their shares of Eventer into shares of the Company. The Plaintiffs seek an aggregate of NIS 1,229 thousand from Eventer (approximately USD 335 thousand) and seek to convert Eventer’s shares into the Company shares for an aggregate value of NIS 8,602 thousand (approximately USD 2,348 thousand) following which all the Plaintiffs shares in Eventer would be transferred to the Company.

The Company has not yet submitted its response to the District Court of Tel Aviv – Jaffa. The Company’s position is that the lawsuit has no merit, and it intends to defend its position vigorously. As of the date of issuance of these financial statements, the Company is unable to estimate a loss or range of loss of this claim.

5.	On April 1, 2024, the Company changed its name to Xylo Technologies Ltd., following which on April 18, 2024, the Company changed its trading symbol on Nasdaq to “XYLO”

6.	In April 2024, Viewbix Inc. was informed by Cortex, that certain recent developments relating to publishers that are categorized by a number of programmatic advertisers as “Made for Advertising” (MFA) sites, have negatively impacted Cortex’s business and operations. In connection with the foregoing, a significant customer of Cortex recently notified Cortex that in light of the foregoing changes related to MFA, it decided to stop advertising on Cortex’s sites, which decision Cortex anticipates will significantly and negatively impact its future revenue streams.