Form 20-F
period 2024-12-31
XYLO TECHNOLOGIES LTD
filed 2025-04-30
CIK 1618500

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

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

Fax: +972-8-853-8194

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing forty (40) Ordinary Shares(1)	XYLO	Nasdaq Capital Market
Ordinary Shares, no-par value (2)

(1)	Evidenced by American Depositary Receipts.

(2)	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024: 32,258,663 Ordinary Shares, no par value per share.

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐ No ☒

i

INTRODUCTION

Certain Definitions

In this annual report, unless the context otherwise requires:

●	references to “ADS” refer to American Depositary Shares, each representing forty (40) Ordinary Shares.

●	references to “Charging Robotics” refer to Charging Robotics, Inc., formerly known as Fuel Doctor Holdings, Inc., a company incorporated under the laws of the State of Delaware, a majority owned subsidiary of the Company.

●	references to the “Companies Law” refer to the Israeli Companies Law, 5759-1999, as amended.

●	references to “endoscopy” refer to a medical procedure which is used to diagnose or treat various diseases using an endoscope (a flexible tube which contains lighting features, imaging features and a system used to direct the endoscope within bodily systems).

●	references to “Eventer” refer to Eventer Technologies Ltd., a company incorporated under the laws of the State of Israel, a majority subsidiary of the Company.

●	references to “GERD IP” refer to GERD IP, Inc., a corporation incorporated under the laws of the State of Delaware, a majority owned subsidiary of the Company

●	references to “Gix Internet” refer to Gix Internet Ltd. (formerly known as Algomizer Ltd.), a public company incorporated under the laws of the State of Israel, a subsidiary of the Company.

●	references to “Group” refer to the Company and its consolidated subsidiaries, which are Charging Robotics, GERD IP, Gix Internet and Eventer.

●	references to “Jeffs’ Brands” refer to Jeffs’ Brands Ltd., a company incorporated under the laws of the State of Israel.

●	references to “Xylo Technologies,” the “Company,” the “Registrant,” “us,” “we” and “our” refer to Xylo Technologies Ltd. (formerly known as Medigus Ltd.), an Israeli company.

●	references to “MUSE™” refer to the Medigus Ultrasonic Surgical Endostapler, the trade name of an endoscopy system developed by the Company which is intended as a minimally invasive treatment for Gastroesophageal Reflux Disease, or GERD.

●	references to “NIS” refer to New Israeli Shekels, the Israeli currency.

●	references to “Ordinary Shares,” “our shares” and similar expressions refer to the Company’s Ordinary Shares, of no par value per share.

●	references to “Polyrizon” refer to Polyrizon Ltd., a company incorporated under the laws of the State of Israel, a minority owned entity of the Company.

●	references to the “SEC” refer to the United States Securities and Exchange Commission.

●	references to “Odysight.ai” (formerly known as “ScoutCam Inc.”) refer to Odysight.ai Inc., a company incorporated under the laws of State of Nevada, a previously minority owned subsidiary of the Company.

●	References to “Viewbix” refer to Viewbix Ltd., a company incorporated under the law of the State of Israel, a subsidiary of Gix Internet.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	recent material changes in our strategy;

●	we have a history of operating losses, we may incur additional losses in the future and our ability to grow sales and achieve profitability are unpredictable;

●	we will need additional funding. If we are unable to raise capital, we will be forced to reduce or eliminate our operations;

●	the overall global economic and macroeconomic environment;

●	certain of our subsidiaries’ dependencies on key employees;

●	changing laws, regulations, standards and contractual obligations related to privacy, data protection and data security and our and our subsidiaries’ ability to comply with them;

●	Gix Internet’s performance;

●	Eventer’s commercial success;

●	our ability to secure and maintain intellectual property protections;

●	our ability to secure and maintain intellectual property protections;

●	patent and other intellectual property litigation that could be costly, result in the diversion of management’s attention, require us to pay damages and force us to discontinue selling our products;

●	conditions in Israel, including the ongoing war between Israel and Hamas, and other conflicts in the region;

●	raising additional capital by issuing securities may cause dilution to existing shareholders;

●	if the proposed acquisition of all issued and outstanding share capital by a single shareholder is not approved at the upcoming special shareholder meetings, , there may be significant uncertainty regarding the our future direction;

●	those factors referred to in “Item 3. Key Information - D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

v

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

Since 2019, we have materially changed our business model, adjusted our exclusive focus on the medical device industry to include other industries, abandoned our strategy to commercialize the MUSE™ system, sold our holdings in Odysight.ai. and diversified our investments into new markets and industries. In addition to the medical field, we entered the electric vehicle field. We also invested in the online advertising field. Additionally, we have begun investing in real estate. As a result of these changes, we have acquired substantial stakes in a number of ventures, including but not limited to online business activities such as ad-tech, electric vehicles and online event management. We cannot guarantee that these strategic decisions will derive the anticipated value to our shareholders, or any value at all.

We have a history of operating losses, we may incur additional losses in the future and our ability to grow sales and achieve profitability is unpredictable.

As of December 31, 2024, we had an accumulated deficit of $107.6 million and incurred total operating loss of approximately $8 million in the year ended on December 31, 2024, and total operating losses of approximately $23.3 million in the year ended December 31, 2023. Our losses have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital. Any failure to achieve and maintain profitability would continue to have an adverse effect on our shareholders’ equity and working capital and could result in a decline in our share price or cause us to cease operations.

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

During the year ended December 31, 2024, the Group incurred loss of $12 million mainly due to operating loss from our consolidated financial reports of approximately $8 million and a negative cash flow from operating activities of approximately $1.8 million. Furthermore, in recent years, the Group has suffered recurring losses from operations, negative cash flows from operating activities and has an accumulated deficit of $107.6 million as of December 31, 2024.

As of December 31, 2024, we had a total cash and cash equivalents balance and short term deposits of approximately $8.7 million. Our management expects that we will continue to generate operating losses. Our management plans to continue to fund its operations primarily through utilization of its financial resources. In addition, we may raise additional capital or realize some of our investments in other entities in order to fund our operating needs. Our management is of the opinion that based on our current operating plan it will be able to carry out its plan for more than a year after the issuance date of this Annual Report on Form 20-F. However, we anticipate that we are likely to continue to incur significant losses for at least the next year. There is no assurance however, that we will be successful in obtaining the level of financing needed for our operations. If we are unable to obtain additional sufficient financing our business and results of operations will be materially harmed.

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

Our business and our subsidiaries are or could be conducted through the internet and therefore, among other things, we are subject to the laws and regulations that apply to online businesses and platform around the world. These laws and regulations are becoming more prevalent in the United States, Europe, Israel and elsewhere and may impede the growth of the internet and consequently our services. These regulations and laws may cover privacy, data collection and protection, location of data storage and processing, cybersecurity, e-commerce, content, use of “cookies,” access changes, “net neutrality,” pricing, advertising, distribution of “spam” copyright and other intellectual property, libel, marketing, distribution of products, protection of minors, consumer protection, taxation and online payment services. Many areas of the law affecting the internet remain largely unsettled, even in areas where there has been some legislative action.

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

We also expect that there will continue to be new laws, regulations, and industry standards concerning privacy, data protection, and information security proposed and enacted in various jurisdictions. For example, the data protection landscape in the European Union (“EU”) is currently evolving, resulting in possible significant operational costs for internal compliance and risks to our business. The EU adopted the General Data Protection Regulation or GDPR, which contains numerous requirements and changes from previously existing EU laws, including more robust obligations on data controllers and processors and heavier documentation requirements for data protection compliance programs by companies. Among other requirements, the GDPR regulates the transfer of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States.

In addition to the GDPR, we are also subject to evolving laws and regulations on cookies, tracking technologies, including the Directive 2002/58 on Privacy and Electronic Communications Regulation, “PECR” and the Privacy and Electronic Communications (EC Directive) Regulations 2003, “ePrivacy Directive”. Informed and freely given consent is required for the placement of non- essential cookies and similar technologies on devices and website users. The GDPR and UK regime also impose conditions on obtaining valid consent for cookies, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. Recent European court and regulatory decisions are driving increased attention to cookies and tracking technologies, which could lead to substantial costs, require significant system changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities.

In addition, the U.K.’s General Data Protection Regulation (the “UK GDPR”), imposes robust obligations for the collection, control, use, sharing, disclosure and other processing of personal data and contains documentation and accountability requirements for data protection compliance. .. Both the GDPR and the UK GDPR expose us to similar regimes, each of which includes similar fines and may subject us to increased compliance risk based on differing, and potentially inconsistent or conflicting interpretation and enforcement by regulators and authorities (particularly, if the laws are amended in the future in divergent ways). Failure to comply with these obligations can result in significant fines and other liability under applicable law. In particular, under the GDPR, fines of up to EUR 20 million (or GBP 17.5 million under the UK GDPR) or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. The GDPR and UK GDPR requirements apply not only to third-party transactions, but also to transfers of data between us and our subsidiaries, including employee data. Because our services are accessible worldwide, certain foreign jurisdictions may claim that we are required to comply with their laws, including in jurisdictions where we have no presence, local entity, employees or infrastructure.

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

Additionally, legal developments in Europe in recent years, have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States. On June 27, 2021, following a decision by the Court of Justice of the European Union (“CJEU”),the European Commission published a new set of modular standard contractual clauses (the “New SCCs”). The New SCCs must be used for all relevant transfers of personal data outside the EEA (since December 27, 2022) and organizations must ensure that all new and existing contracts involving the transfer of personal data outside the EEA contain New SCCs and, for transfers out of the UK, the International Data Transfer Agreement (“IDTA”) or the UK Addendum to the New SCCs. Contracts involving data processing which are based on the old EU SCCs and concluded on or before September 21, 2022, continued to provide appropriate safeguards under the UK GDPR until March 21, 2024. In addition to the use of a valid data transfer mechanism, transfer impact assessments to evaluate the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals may have to be carried out in respect of planned transfers of personal data from the EEA/UK to third countries including the U.S., and failure to do so may expose us to further compliance risk. However, the nature of these additional measures is currently uncertain. Additionally, recent legal developments in the EU have created complexity and uncertainty regarding transfers of personal data from the EU to the United States and other non-adequate jurisdictions. The EU-U.S. Data Privacy Framework (EU-U.S. DPF), the UK Extension to the EU-U.S. Data Privacy Framework (UK Extension to the EU-U.S. DPF), and the Swiss-U.S. Data Privacy Framework (Swiss-U.S. DPF) were implemented to facilitate cross-border transfers to the United States from the European Union / European Economic Area, the United Kingdom (and Gibraltar), and Switzerland that are consistent with EU, UK, and Swiss law. On July 10, 2023, the European Commission adopted its adequacy decision for the EU-U.S. DPF. The adequacy decision means that participating organizations are deemed to provide “adequate” data protection (i.e., privacy protection), a requirement (subject to limited derogations) for the transfer of personal data from the EU to US companies participating in the EU-U.S. DPF. On October 12, 2023, the UK Extension to the EU-U.S. DPF, known as the UK-US Data Bridge, took effect, allowing the transfers of personal data from the United Kingdom (UK) to the US without the need of having additional mechanism or safeguards in place.

Further, the European Commission regularly re-examines its adequacy decisions, including its Decision 2011/61/EU regarding the adequacy of Israeli law. On January 15, 2024, the European Commission successfully concluded its review of 11 existing adequacy decisions. These decisions had been adopted under the EU data protection legislation that preceded the GDPR. The European Commission finds that personal data transferred from the European Union to Andorra, Argentina, Canada, Faroe Islands, Guernsey, the Isle of Man, Israel, Jersey, New Zealand, Switzerland and Uruguay, continues to benefit from adequate data protection safeguards. Therefore, the adequacy decisions adopted for these eleven countries and territories remain in place and data can continue to flow freely to these jurisdictions. In addition, while the European Commission adopted an adequacy decision for the UK on June 28, 2021, allowing the continued flow of personal data from the EEA to the UK, this decision will automatically expire in June 2025 unless the European Commission re-assesses and renews or extends that decision. The decision will be regularly reviewed by the European Commission going forward and may be revoked if the UK diverges from its current data protection laws and the European Commission deems the UK to no longer provide adequate protection of personal data. Additionally, on January 15, 2024, the European Commission announced its decision according to which Israel continues to provide an adequate level of protection for personal data transferred from the EU.

Additionally, in June 2018, California passed the California Consumer Privacy Act, or CCPA, which provides new data privacy rights for California consumers and new operational requirements for covered companies. Specifically, the CCPA provides that covered companies must provide new disclosures to California consumers and afford such consumers new data privacy rights that include the right to request a copy from a covered company of the personal information collected about them, the right to request deletion of such personal information, and the right to request to opt-out of certain sales of such personal information. The California Attorney General can enforce the CCPA, including seeking an injunction and civil penalties for violations. The CCPA also provides a private right of action for certain data breaches expected to increase data breach litigation. The CCPA may require us to modify our data practices and policies and to incur substantial costs and expenses in order to comply. On November 3, 2020, California voters passed the California Privacy Rights Act into law, which took effect in January 2023 and significantly expands the CCPA, including by introducing additional obligations such as data minimization and storage limitations, granting additional rights to consumers. The CCPA may increase our compliance costs and potential liability. More generally, some observers have noted that the CCPA could mark the beginning of a trend toward more stringent United States state and federal privacy legislations as observed with the subsequent adoption of state-level comprehensive consumer privacy legislation, which could increase our potential liability and adversely affect our business. For example, Connecticut, Virginia, Colorado and Utah each has enacted legislation similar to the CCPA that took effect in 2023; Florida, Montana, Oregon, and Texas each has enacted similar legislation that took effect in 2024; Tennessee, Iowa, Delaware, New Hampshire, New Jersey, Maryland, Minnesota, and Nebraska each has enacted similar legislation that have taken, or will take, effect in 2025; and Indiana, Kentucky, and Rhode Island each has enacted similar legislation that will become effective in 2026

In many respects, these state laws focus on advertising activities, mandating that businesses that engage in certain advertising uses of consumer personal data to offer and honor an opt-out of such activities, including, in some states, through browser or device-based preference signals. These state privacy laws also provide consumers other rights, such as to access, correct or delete their personal data (subject to certain limitations), opt out of certain processing of their personal data, and impose special rules on the collection of data from minors, as well as transparency and data governance obligations. Four US states (Vermont, California, Texas, and Oregon) have enacted data broker laws and regulations imposing certain requirements on data brokers, including, without limitation, regarding registration, consent requirements, disclosure limitations, and/or data security Additionally, new state privacy laws (including, privacy laws, social media regulations, children online data laws and data broker laws) are expected to become effective in 2025, including privacy laws in Tennessee, Minnesota and Maryland , and additional states are expected to follow in future years. There are also a number of legislative proposals pending before the U.S. Congress and various state legislative bodies concerning various data protection topics, including, privacy, children data, data brokers, which could affect us. Moreover, several federal laws have been enacted, for example, the Children’s Online Privacy Protection Rule (“COPPA”) that restricts online service providers’ collection of user data on minors as well as distribution of materials deemed harmful to minors. Furthermore, the Controlling the Assault of Non-Solicited Pornography and Marketing (“CAN-SPAM”) Act and the Federal Trade Commission (“FTC”) Act could also be applicable to some of our activities. In addition, the FTC has increasingly issued orders restricting data brokers from selling certain location data obtained by tracking individual’s mobile devices. Other countries and jurisdictions may enact similar or related laws or regulations, and/or their authorities may reach similar decisions. These laws, regulations and decisions could impact our services, business operations, practices, products, or our ability to receive information necessary to conduct our business.

The abovementioned laws, regulations and decisions could impact our services, business operations, practices, products, or our ability to receive information necessary to conduct our business.

In addition, failure to comply with the Israeli Privacy Protection Law 5741-1981, and its regulations as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions), and in certain cases, criminal liability. Furthermore, on August 5, 2024, the Israeli parliament approved Amendment 13 to the Israeli Privacy Protection Law 1981, which will come into effect on August 14, 2025 (“Amendment”). This Amendment enhances data security requirements, expands enforcement powers for the Privacy Protection Authority, introduces guidance for data transfers and imposes additional obligations on organizations handling personal data. The consequences of implementing the requirements under the Amendment could lead to substantial costs, require significant system changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities.

In addition, there have also been privacy bills enacted in other countries around the world, such as Brazil, which have introduced new or expanded privacy requirements and we expect that privacy legislation will continue to evolve in the coming years. Therefore, it is difficult to determine whether and how such existing laws and regulations will apply to and impact the internet and our business.

We rely on information technology systems to operate and manage our business and to process, maintain, and safeguard information, including information related to our customers, partners, and personnel. This information is stored and managed within our internal information technology infrastructure or, in certain instances, on platforms maintained by third-party service providers. These systems, whether operated internally or externally, may be subject to breaches, failures, or disruptions as a result of, among other things, cyber-attacks, computer viruses, physical security breaches, natural disasters, accidents, power disruptions, telecommunications failures, new system implementations, or acts of terrorism or war. In the current environment, there are numerous and evolving risks to cybersecurity, data and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. High-profile security breaches at other companies and in government agencies have increased in frequency and sophistication in recent years. Moreover, geopolitical tensions, particularly the Hamas-Israel and the Russia-Ukraine conflicts, have contributed to a surge in cyber-attacks targeting Israeli companies and products globally, posing a threat to critical infrastructure. We have experienced and expect to continue to experience actual and attempted cyber-attacks of our IT networks and systems, such as through phishing scams and ransomware. Although none of these actual or attempted cyber-attacks has yet had a material adverse impact on our operations, financial condition, or reputation, we cannot guarantee that such incidents will not have such an impact in the future.

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

While it is generally the laws of the jurisdiction in which our business is located apply, there is a risk that data protection regulators of other countries may seek jurisdiction over our remote activities in locations in which we process data of our customers, but do not have an operating entity. Where the local data protection and privacy laws of a jurisdiction apply, we may be required to register our operations in that jurisdiction or make changes to our business so that personal data is only collected and processed in accordance with applicable local law. In addition, because our services are accessible worldwide, certain foreign jurisdictions may claim that we are required to comply with their privacy and data protection laws, including in jurisdictions where we have no local entity, employees, or infrastructure. In such cases, we may require additional legal review and resources to ensure compliance with any applicable privacy or data protection laws and regulations. In addition, in many jurisdictions there may in the future be new legislation that may affect our business and require additional legal review. Additionally, if third parties we work with violate applicable laws, regulations, or contractual obligations, such violations may put our users’ data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

Due to rapid changes in technology and the inconsistent interpretations of privacy and data collection and protection laws and regulations, we may be required to materially change the way we conduct business. The challenges imposed by the ongoing need to remain compliant with such laws and regulations, as well the need to implement any changes required based on newly introduced laws and regulations, may slow our growth, and if we are not able to cope with these challenges as effectively as other companies, we will be competitively disadvantaged. Any limitation on our ability to collect and utilize data, including personal data, would make it more difficult for us to be able to optimize sales, which could render our solutions less valuable and potentially result in loss of revenue.

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

Gix Internet’s main customers represented approximately 36% and 28% of its consolidated revenue for the years ended December 31, 2024, and 2023, respectively on a pro forma basis. It is likely that Gix Internet will depend on a relatively small number of customers for a significant portion of its revenue in the future. If a top customer fails to pay Gix Internet, cash flow from operations would be impacted and its operating results and financial condition could be harmed. Additionally, if Gix Internet were to lose a material customer, it may not be able to offer its services at similar utilization or pricing levels and such loss could have an adverse effect on its business until the services are offered at similar utilization or pricing levels.

Reliance upon material suppliers may adversely affect Gix Internet’s revenue and operating results.

Gix Internet is dependent on certain material suppliers and service providers for some of the services it renders. In certain cases, Gix Internet relies on a single supplier and/or service provider for the services it offers its customers. In most cases Gix Internet does not have long term contracts with these suppliers, and even in the cases where it does, the contracts include significant qualifications that would make it extremely difficult for it to force the supplier or service provider to provide it with their services, should they choose not to do so. Gix Internet is therefore subject to the risk that these third-parties it works with will not be able or willing to continue to provide it with services that meet its specifications, quality standards and delivery schedules. Factors that could impact these third parties’ willingness and ability to continue to provide Gix Internet with the required services include disruption at or affecting their facilities, such as work stoppages or natural disasters, adverse weather or other conditions that affect their supply, their financial conditions and/or deterioration in its relationships with these third parties. In addition, Gix Internet cannot be sure that it will be able procure the services its needs on satisfactory terms. Any increase in costs could reduce Gix Internet’s revenues and harm its gross margins. In addition, any loss of a material supplier and / or service provider may permanently cause a change in one or more of Gix Internet’s services that may not be accepted by its customers or cause it to eliminate that product altogether.

Gix Internet may not be able to receive credit facility to fund its operations on favorable terms, if at all.

Gix Internet generally finances its operations primarily through a combination of cash flow generated from operations and borrowings under its credit facilities, loans, and through credit with its vendors. Gix Internet’s ability to access capital through its existing credit facilities and raise additional capital by expanding its credit facilities on economically favorable terms (including available borrowing line and the rate of interest charged thereunder) or at all, or if it is in violation of its financial covenants in the future and does not receive a waiver, depends on its ability to stay in compliance with a financing agreement, which imposes certain limitations. In addition, and as a result of the decrease in its revenues, Gix Internet’s financial performance has been negatively impacted, which may affect the terms on which it is able to obtain credit facilities and loans.

If adequate capital is not available at the time Gix Internet needs it, it may have to curtail future growth or change its expansion plans, which could have a material adverse effect on it.

If borrowing under Gix Internet’s existing credit facilities is reduced, or otherwise becomes unavailable, or it is unable to arrange substitute financing facilities or other sources of capital, its ability to fund its operations would be impaired, which would have a material adverse effect on its results of operations.

Gix Internet may be unable to pay its obligations when they become due

Gix Internet has financed its acquisitions principally through the raising of debt, credit facilities, and its operations through credit with our vendors. Its ability to continue its operations and to pay its obligations, including under a financing agreement with Bank Leumi Le Israel Ltd  (the “Financing Agreement”) and credit facilities, when they become due is contingent upon obtaining additional financing.

In addition, during August 2024, Gix Internet renegotiated the terms of the Financing Agreement and entered into the Fourth Addendum to the Financing Agreement. The availability of the credit facilities is subject to Gix Internet successfully raising additional capital and depositing at least $2,000,000 with Gix Media. If Gix Internet and certain of its subsidiaries cannot maintain compliance with the terms and covenant of the Financing Agreement, or if we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, and/or consider reductions in personnel costs or other operating costs, in addition to the measures currently contemplated pursuant to the Financing Agreement.

Certain of Gix Internet’s subsidiaries have signed amendments to the existing loan agreements with a banking corporation (the “Banking Corporation”), according to which the current loan payments of Gix Media Ltd. (“Gix Media”) will be deferred and the short-term credit lines with the banking corporation will be extended. If the Banking Corporation does not agree to a further update of the repayment schedule, and in addition, Gix Media fails to raise additional capital and, as a result, is unable to repay the loans according to the revised schedule, the Banking Corporation may demand immediate repayment of all loans it has provided to Gix Media. Furthermore, failure by certain subsidiaries to meet financial covenants related to loan agreements, some of which are beyond the Gix Internet’s control, may lead to the loans being called for immediate repayment and/or the realization of securities provided by the subsidiaries. In addition, Gix Internet and its subsidiaries have cash flow obligations to various suppliers, and a lack of sufficient funding sources may result in non-compliance with these obligations. In the event of payment defaults to suppliers, additional financial pressure may arise, which could adversely affect Gix Internet’s ongoing business operations. This situation could lead to demands for immediate payments, restrictions on credit lines, and even legal proceedings by suppliers with whom Gix Internet is unable to meet payment terms.

Gix Internet and its subsidiaries finance their operations primarily through cash flows from ongoing activities, credit facilities, private placements, loans, and supplier credit. The ability to raise additional capital or expand credit facilities depends on compliance with the terms of the financing agreements, which impose certain restrictions. In addition, the decline in Gix Internet’s and it subsidiaries’ revenues has affected their financial performance, which may impact the terms for obtaining credit and loans. If sufficient capital is not available, Gix Internet and its subsidiaries may be unable to meet their obligations to banking corporations and suppliers, and may also need to reduce its future growth or alter its expansion plans, which could adversely affect its results. Furthermore, Gix Internet and its subsidiaries plan to raise capital during 2025 in order to meet the conditions of a share purchase transaction and to strengthen the Gix Internet’s financial structure, including by reducing debt to the banking system and complying with the loan agreements with the banking system.

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

Gix Internet may not be able to retain and attract programmatic advertisers, and the associated payments received from such programmatic advertisers’ ads on websites which have been categorized as “Made for Advertising” may be adversely affected.

Certain recent developments relating to publishers that are categorized by a number of programmatic advertisers as “Made for Advertising” (MFA) sites, including decisions made by leading media programmatic advertisers to prioritize different media categories and implement publishing restrictions in connection with MFA, have negatively impacted one of Gix Internet’s subsidiaries (the “Subsidiary”) business and operations. In connection with the foregoing, a significant customer of the Subsidiary has decided to stop advertising on the Subsidiary’s sites. Additional advertising customers of the Subsidiary may opt to stop advertising on the Subsidiary’s sites, which will impact the Subsidiary’s, and as a result thereof, the Gix Internet’s current and future revenue streams and results of operations. The foregoing issues could lead to decreased advertiser interest in the Subsidiary’s sites, potentially resulting in lower bids for ad space, and as a result thereof, lower revenues from the Subsidiary’s business, and decrease in the Subsidiary’s results of operations.

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

The report of Gix Internet’s independent registered public accounting firm on its audited consolidated financial statements for the year ended December 31, 2024, contains an explanatory paragraph regarding substantial doubt about its ability to continue as a going concern. Gix Internet’s audited consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding its ability to continue as a going concern. This going concern opinion could materially limit Gix Internet’s ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on Gix Internet’s consolidated financial statements may include an explanatory paragraph with respect to its ability to continue as a going concern. Until Gix Internet’s can generate significant recurring cash flow, Gix Internet expects to satisfy its future cash needs through debt or equity financing. Gix Internet cannot be certain that additional funding will be available to it on acceptable terms, if at all. If funds are not available, Gix Internet may be required to delay or reduce the scope of its operations.

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

Risks Related to Eventer’s Business

If Eventer is unable to maintain and enhance the quality of its platform and user experience, its business, financial condition, and results of operations could be adversely affected.

Eventer’s success depends on its ability to maintain and enhance its platform to attract clients managing online and offline events or facilitating ticket sales. To meet evolving user expectations, Eventer must continuously improve user experience, innovate, and introduce features that resonate with event managers and ticket purchasers alike. This requires significant investment in research and development, along with rapid adaptation to shifting user preferences. In addition, the usability, performance, and reliability of Eventer’s platform are critical to ensuring user satisfaction. Should Eventer encounter difficulties in implementing new technologies or integrating emerging trends in event management, it could adversely affect its competitive position. The complexity of maintaining and updating the platform, combined with the challenge of timely feature releases, makes it difficult to predict and address potential technical issues. Prolonged downtimes, bugs, or security vulnerabilities could damage user trust and brand reputation, leading to reduced engagement and financial losses. Additionally, if Eventer fails to anticipate industry changes or user demands, it may lose market relevance, impacting its growth and profitability. As the market continues to evolve, Eventer must proactively innovate to differentiate itself from competitors by offering unique functionalities and superior user experiences. Failure to achieve this may result in diminished brand value and customer loyalty, leading to a potential decline in revenue.

If Eventer is unable to respond to changing public preferences and secure a consistent supply of popular events, its business, growth, and financial results could be negatively impacted.

Eventer operates in an industry highly sensitive to public tastes and preferences. Its success hinges on securing popular artists and live events that resonate with consumers. As Eventer relies on third parties for event creation and performance, any shortage of popular artists or events could limit revenue opportunities. The platform’s effectiveness also depends on its ability to adapt to shifting entertainment trends, such as the rise of virtual events or hybrid experiences. If Eventer fails to incorporate these trends into its service offerings, it risks losing audience engagement. Changes in public preferences, economic conditions, or reduced touring frequency by artists may also impact attendance and revenue, thereby affecting Eventer’s financial performance. Furthermore, social media influence and digital marketing dynamics play a pivotal role in shaping event demand. If Eventer is unable to leverage digital channels effectively, it could hinder its growth prospects. Additionally, consumer behaviors and preferences are increasingly influenced by technological advancements, including virtual reality, augmented reality, and personalized event experiences. Eventer must stay at the forefront of these trends to remain relevant.

If Eventer is unable to compete effectively in the highly competitive event management and ticketing industry, its market share, revenue, and profitability could be adversely affected

Eventer faces intense competition in both online and offline event management and ticketing. Competitors compete for artist relationships, technological advancements, and market share. Some competitors may engage in aggressive pricing, extensive marketing, or rapid technological development, potentially impacting Eventer’s revenue. Additionally, competition from self-ticketing systems poses a threat as clients may choose to integrate these solutions into their operations, impacting Eventer’s market share and financial results. The emergence of new entrants with innovative solutions or superior technology could further intensify competition. To remain competitive, Eventer must invest in advanced technologies, including data analytics, AI-driven marketing, and seamless user experiences. Failure to do so could result in Eventer losing competitive ground. The competitive landscape is also influenced by strategic alliances and partnerships, which competitors may leverage to expand their reach and market dominance. Eventer must remain vigilant in monitoring these market dynamics to sustain its competitive position.

If Eventer fails to provide high-quality customer service and maintain a strong brand reputation, its ability to attract and retain users, as well as its financial performance, could be adversely affected

High-quality customer service is crucial for Eventer to maintain its brand reputation and client satisfaction. Inadequate support or platform issues could lead to negative user experiences, harming brand loyalty and impacting financial outcomes. Failure to provide reliable customer support could make the platform less attractive to potential users. Eventer’s ability to respond to customer feedback, resolve technical issues promptly, and offer personalized assistance is vital for retaining user trust. Poor customer experiences could result in negative reviews, diminishing Eventer’s brand value and influencing user acquisition and retention rates. In addition, as customer expectations continue to evolve, Eventer must ensure that its customer service capabilities are scalable and adaptable to different cultural and geographical preferences.

If Eventer experiences technological failures, system vulnerabilities, or disruptions in third-party infrastructure, its operations, reputation, and financial results could be negatively impacted

Eventer relies on complex systems and third-party infrastructure to deliver its services. System interruptions, security breaches, or technological failures, whether due to natural disasters, cyberattacks, or human error, could disrupt operations, resulting in financial loss and reputational damage. Although Eventer invests in security measures and disaster recovery planning, unforeseen disruptions could adversely affect its business operations and customer trust. Moreover, as technology evolves, Eventer must consistently upgrade its infrastructure to ensure compatibility, scalability, and security. Failure to do so could result in system inefficiencies, slow performance, or security vulnerabilities. Additionally, reliance on third-party technology providers poses risks related to vendor reliability and service continuity, which Eventer must carefully manage.

If adverse economic conditions reduce consumer and corporate spending, Eventer’s revenue, profitability, and financial stability could be adversely affected

Eventer’s business relies heavily on discretionary consumer and corporate spending. Economic downturns, inflation, unemployment, and geopolitical instability, including the ongoing conflicts in the Middle East, could reduce demand for events, negatively impacting Eventer’s revenue. Additionally, changes in tax rates, interest rates, and other economic variables can influence consumer behavior, impacting ticket sales and overall business performance. Eventer must continually assess economic indicators to adjust its marketing strategies and pricing models accordingly. Additionally, shifts in global economic trends, including changes in foreign exchange rates, could influence Eventer’s profitability and financial stability.

If Eventer’s platform experiences errors, defects, or disruptions, its reputation, user confidence, and financial performance could be materially and adversely affected

Errors, defects, or disruptions within Eventer’s platform could negatively impact its brand, subject it to liability, and materially affect its business, financial condition, and operational results. Any system performance issues, including bugs or glitches, could harm Eventer’s reputation and disrupt the activities of artists and clients using its platform. Eventer’s online systems, including its website and mobile applications, may contain undetected errors that adversely affect functionality. Furthermore, as Eventer regularly updates its website, platform, and other systems, newly introduced versions may contain undetected issues that cause service disruptions. These disruptions could diminish user confidence, lead to market share loss, and negatively impact Eventer’s financial performance. Continued investment in robust quality assurance processes and comprehensive testing is essential to mitigate these risks.

If Eventer fails to comply with escrow, payment services, and money transmitter regulations, its operations, financial condition, and reputation could be adversely affected

Eventer relies on third-party providers to collect funds from ticket purchasers, remit payments to event organizers, and hold funds related to ticket transactions. Despite its belief in regulatory compliance, changes in existing laws or reinterpretations of regulations concerning escrow, money transmission, or financial transactions could impact Eventer’s operations. As a result, Eventer may be required to obtain licenses as an escrow agent, money transmitter, or similar financial entity in its active jurisdictions. Additionally, Eventer may face regulatory enforcement actions, requiring significant legal and administrative resources to resolve. Increased scrutiny and evolving regulations could lead to higher compliance costs, affecting Eventer’s profitability.

If Eventer is unable to effectively manage payment and fraud risks, it could face financial losses, legal liability, and reputational harm

Eventer is exposed to payment and fraud risks, including unauthorized transactions, identity theft, and sophisticated cyber-fraud schemes. Despite implementing advanced security measures, there is no guarantee that Eventer can prevent all fraudulent activities. Possible consequences include liability for unauthorized transactions, chargebacks, or financial penalties from payment processors. Moreover, fraud incidents could result in reputational damage, diminished user trust, and adverse effects on Eventer’s financial performance. Continuous investment in fraud detection technologies, user authentication mechanisms, and secure payment processing systems is crucial to mitigate these risks.

If Eventer fails to properly manage the use of open source software, it could face legal, operational, and security risks that may adversely affect its business and competitive position

Eventer incorporates substantial open-source software in its platform, which poses risks related to intellectual property disputes, licensing compliance, and potential security vulnerabilities. Misuse or non-compliance with open source licenses could expose Eventer to legal disputes, requiring costly platform modifications. Additionally, if Eventer’s proprietary software inadvertently integrates with open source code under restrictive licenses, it may be required to disclose its source code, compromising its competitive advantage. Eventer must maintain stringent compliance protocols and regularly review its open-source usage to minimize legal and operational risks.

If Eventer experiences data security breaches or cybersecurity threats, it could suffer legal liability, regulatory penalties, reputational harm, and loss of user trust

Eventer’s platform stores sensitive user information, including payment details and personal data. As cyber threats evolve, Eventer faces risks of unauthorized access, data breaches, and security incidents that could compromise user privacy and financial data integrity. If Eventer’s security measures are compromised, it could face legal liabilities, regulatory penalties, and reputational damage. Additionally, reliance on third-party cloud infrastructure necessitates stringent security standards to protect against cyberattacks and data theft. Proactive investment in cybersecurity solutions, comprehensive threat monitoring, and regular security audits are critical to safeguarding user data and maintaining operational integrity.

Risks Related to Our Intellectual Property

If we are unable to secure and maintain patent or other intellectual property protection for the intellectual property used in our products, our ability to compete will be harmed.

Our commercial success depends, in part, on obtaining and maintaining patent and other intellectual property protection for the technologies used in our products. If we, or the other parties from whom we may license intellectual property, fail to obtain and maintain adequate patent or other intellectual property protection for intellectual property used in our products, or if any protection is reduced or eliminated, others could use the intellectual property used in our products, resulting in harm to our competitive business position. In addition, patent and other intellectual property protection may not provide us with a competitive advantage against competitors that devise ways of making competitive products without infringing any patents that we own.

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

Infringement actions and other intellectual property claims and proceedings brought against or by us, whether with or without merit, may cause us to incur substantial costs and could place a significant strain on our financial resources, divert the attention of management from our business and harm our reputation. Some of our competitors may be able to sustain the costs of complex patent or intellectual property litigation more effectively than we can because they have substantially greater resources. Part of our patent portfolio may be infringed by a third party. After initial discussions with such third party we are evaluating our next steps including possibly conducting further discussions with such third party.

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

Certain of our current or former employees, consultants and personnel were previously employed at universities, medical institutions, or other biotechnology or pharmaceutical companies. Although we try to ensure that our employees, consultants, and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our current or former employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employee’s former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Furthermore, universities or medical institutions who employ or employed some of our key employees and personnel in parallel to their engagement by us may claim that intellectual property developed by such person is owned by the respective academic or medical institution under the respective institution intellectual property policy or applicable law.

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

Following the October 7th attacks by Hamas terrorists in Israel’s southern border, Israel declared war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. Although certain ceasefire agreements have been reached with Hamas and Lebanon (with respect to Hezbollah), and some Iranian proxies have declared a halt to their attacks, there is no assurance that these agreements will be upheld, military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries. Also, the fall of the Assad regime in Syria may create geopolitical instability in the region.

While our facilities have not been damaged during the current war, the hostilities with Hamas, Hezbollah, Iran and its proxies and others have caused and may continue to cause damage to private and public facilities, infrastructure, utilities, and telecommunication networks, and potentially disrupting our operations and supply chains. In addition, Israeli organizations, government agencies and companies have been subject to extensive cyberattacks. This could lead to increased costs, risks to employee safety, and challenges to business continuity, with potential financial losses.

The continuation of the war has also led to a deterioration of certain indicators of Israel’s economic standing, for instance, a downgrade in Israel’s credit rating by rating agencies (such as by Moody’s, S&P Global, and Fitch).

In connection with the ongoing war, several hundred thousand Israeli military reservists were drafted to perform immediate military service, and military reservists are expected to perform long reserve duty service in the coming years. As of the date of this annual report, only several of our employees are called to active military duty. The absence of our employees due to their military service in the current or future wars or other armed conflicts may materially and adversely affect our ability to conduct our operations.

Although the Israeli government currently covers the reinstatement value of certain direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

The global perception of Israel and Israeli companies, influenced by actions by international judicial bodies, may lead to increased sanctions and other negative measures against Israel, as well as Israeli companies and academic institutions. There is also a growing movement among countries, activists, and organizations to boycott Israeli goods, services and academic research or restrict business with Israel, which could affect business operations. If these efforts become widespread, along with any future rulings from international tribunals against Israel, they could significantly and negatively impact business operations.

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

Some of our operations in Israel may entitle us to certain tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investments Law once we begin to produce taxable income. From time to time, the government of Israel has considered reducing or eliminating the tax benefits available to Benefitted Enterprise programs such as ours. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which was set at 23% in 2018 and thereafter. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current “Benefitted Enterprise” is entitled to may not be continued in the future at their current levels, or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we will have to pay if we produce revenues would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by way of acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefits programs. See Item 10. “Additional Information - E. Taxation.”

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

Risks Related to an Investment Our Securities

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2025 or in any subsequent year. If we are a PFIC, this may result in adverse U.S. federal income tax consequences for U.S. taxpayers that are holders of our securities.

We will generally be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value (generally determined on the basis of a quarterly average) produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Based on our anticipated income and the composition of our income and assets, we do not believe we were a PFIC for our 2024 taxable year . Because the PFIC determination is highly fact intensive, there can be no assurance that we were not a PFIC in 2024 and will not be a PFIC in 2025 or any other year, as our operating results for any such years may cause us to be a PFIC. If we were a PFIC in 2024, or are a PFIC in any subsequent year, and a U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of our securities will be subject to special rules. Under these rules: (1) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the securities; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. You may make a QEF election with respect to your Ordinary Shares or ADSs only if we furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information. U.S. shareholders who hold or have held our securities during a period when we were or are a PFIC will generally be subject to the foregoing rules unless we cease to be a PFIC and you make a “deemed sale” election with respect to our Ordinary Shares. If we are a PFIC in any year, U.S. shareholders may be subject to additional IRS filing requirements, including the filing of IRS Form 8621, as a result of directly or indirectly owning stock of a PFIC. U.S. shareholders are urged to consult their own tax advisors regarding the application of the PFIC rules. For more information, see Item 10. “Additional Information - Taxation - Certain Material U.S. Federal Income Tax Consequences.”

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

We are subject to taxation in several countries, including the United States and Israel; changes in tax laws or challenges to our tax positions could adversely affect our business, results of operations, and financial condition. As such, we are subject to tax laws, regulations, and policies of the U.S. federal, state, and local governments and of comparable taxing authorities in foreign jurisdictions. Changes in tax laws, including proposed legislation currently being discussed in the U.S. Congress, as well as other factors, could cause us to experience fluctuations in our tax obligations and effective tax rates in the future and otherwise adversely affect our tax positions and/or our tax liabilities. There can be no assurance that our effective tax rates, tax payments, tax credits, or incentives will not be adversely affected by changes in tax laws in various jurisdictions.

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

As a public company, we are actively evaluating our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act, or Section 404. As disclosed in Item 15, our management concluded that, as of December 31, 2024, the Company’s internal controls over financial reporting were effective.

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

Risks Related to the Arrangement

Consummation of the Arrangement is subject to court approval. If the Arrangement is not approved, our business and operations could be materially harmed.

Pursuant to Section 350 of the Israeli Companies Law, even if the proposed arrangement whereby L.I.A Pure Capital Ltd. (“Pure Capital”) will acquire the entirety of issued and outstanding share capital (the “Arrangement”) is approved by our shareholders, it is still subject to the court’s approval. Neither us nor Pure Capital can guarantee whether the Tel Aviv District Court (Economic Division) (the “Court”) will approve the Arrangement, or its conditions will be satisfied. Moreover, even if our shareholders approve the Arrangement, the Court retains broad discretion to reject it if it believes the terms are unfair to minority shareholders or if statutory requirements are not satisfied. Objecting shareholders have the right to submit objections to the court, which could lead to delays or prevent the Arrangement from being consummated.

If the Arrangement is not consummated, we may be subject to the following material risks, among others:

●	third parties may be reluctant to enter into or renew relationships with us due to uncertainties relating to our continuing as an public and/or independent company;

●	if the Arrangement is not finalized and our board of directors determines to seek another buyer, we may not be able to find a party willing to pay an equivalent or more attractive price than that which would be paid pursuant to the Arrangement; and

●	our ability to raise capital to fund its business needs or pursue strategic opportunities may be impaired.

If some or all of these risks were to occur, we may not be able to continue our present level of operations, we may need to scale back our business and may not be able to take advantage of future opportunities or effectively respond to competitive pressures, any of which could have a material adverse effect on our business and results of our operations.

Xylo’s directors and executive officers have personal interests in the Arrangement.

Our directors and executive officers have personal interests in the Arrangement that are different from, or in addition to, those of our shareholders generally. These interests include the following:

●	Current executive officers of us are expected to continue their employment with us following the consummation of the Arrangement;

●	We agreed to provide customary “run-off” insurance benefits to present and former directors and executive officers of ours and in our subsidiaries for a period of seven years following the consummation of the Arrangement; and

●	Our directors and executive officers hold restricted shares units to purchase shares of us, which, if unvested, are subject to acceleration upon finalization of the Arrangement. Assuming the Arrangement was finalized on April 17, 2025, the aggregate benefit to all executive officers and directors as a group (6 persons) as a result of the acceleration of RSUs at the finalization of the Arrangement would have been $127,893.

In the event that the Second Meeting is adjourned or postponed for any reason, it may be more difficult to secure shareholder approval for the Arrangement.

At the second special general meeting to be held on May 27, 2025 (the “Second Meeting”), which our shareholders (other than Pure Capital or its controlling shareholder and persons having an ongoing business relationship with Pure Capital or its controlling shareholder) will be asked to approve the Arrangement. Under the Israeli Companies Law as currently in effect, the Arrangement cannot be consummated unless a majority of our shareholders present (in person or by proxy) and voting (not including abstentions) who hold together at least 75% of the Ordinary Shares represented at the Second Meeting approves the Arrangement. Failure to obtain such 75% approval will prevent the consummation of the Arrangement. For more information on the Arrangement see section “4.B – Business Overview”.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated in the State of Israel on December 9, 1999, as a private company pursuant to the Israeli Companies Ordinance (New Version), 1983. In February 2006, we completed our initial public offering in Israel, and our Ordinary Shares traded on the TASE until January 25, 2021. In May 2015, we listed the ADSs on Nasdaq and since August 2015 the ADSs have been traded on Nasdaq under the symbol “MDGS”. Following a 20:1 reverse share split of our ordinary shares effected on July 7, 2022, together with a 1:15 ratio change of the ADSs on November 14, 2022 (the “Ratio Change”), each ADS represents fifteen (15) Ordinary Shares. On March 6, 2024, our shareholders approved an amendment to our Articles of Association for our board of directors to implement a name change of our company to Xylo Technologies Ltd., or any other name as will be approved by the Registrar of Companies, which our board of directors believes may better reflect future business expansion. The name change became effective on April 1, 2024, and symbol change became effective on April 18, 2024. On August 5, 2024, we executed a ratio change in our American Depositary Receipts (ADRs) resulting in a reverse split of our ADR program on the basis of one (1) new ADS for every 2.666666 old ADSs held. As a result, the number of Ordinary Shares represented by each ADS was changed from fifteen (15) Ordinary Shares to forty (40) Ordinary Shares.

On November 15, 2024, we entered into a Warrants Purchase Agreement with an institutional investor, whereby the investor purchased $1,000,000 worth of pre-funded warrants.

Principal Capital Expenditures

Our Group had capital expenditures of approximately $12,000, $51,000 and $74,000 in the years ended on December 31, 2024, 2023 and 2022, respectively. Our capital expenditures are primarily for network infrastructure, computer hardware, purchase of machinery and software and leasehold improvements of our facilities. We have financed our capital expenditures from our available cash. We expect to maintain our capital expenditures in 2025 with a consistent volume.

There are no significant capital expenditures or divestitures currently in progress by the Company.

B. Business Overview

Overview

The activities carried out by us and our subsidiaries are focused on internet and other online-related technologies, real estate and the electric vehicle (EV) sector.

Our internet-related activities include ad-tech operations through our stake in Gix Internet in which as of December 31, 2024, we held 45.74% of its outstanding share capital. Our internet related activities also include our investment in Eventer, an online - event management and ticketing platform in which we held, as of December 31, 2024, 58.44% of its outstanding share capital.

Our medical related activities include: innovative surgical devices with direct visualization capabilities for the treatment of Gastroesophageal Reflux Disease using Ultrasonic Surgical Endostapler, or MUSE.

Our activity in the EV sector includes our ownership of Charging Robotics Inc. (“Charging Robotics”) and its 19.99% subsidiary Revoltz, developing both wireless vehicle battery charging technology and three modular EVs. On April 7, 2023, Charging Robotics Ltd. consummated a share exchange transaction, whereby it became a wholly owned subsidiary of Charging Robotics Inc. (previously known as “Fuel Doctor”). As of December 31, 2024 we held 63.75% of the outstanding share capital of Fuel Doctor, with an option to increase our holdings to 73.35% of the outstanding share capital based on predetermined milestones.

Our activity in the drone products and safety field is conducted through our stake in Parazero Technologies Ltd. (“Parazero”) in which we held, as of December 31, 2024, 5.7% of its outstanding share capital.

Our interests in real estate include our ownership of 60% of Zig Miami 54 LLC’s issued and outstanding share capital

On December 24, 2024, L.I.A Pure Capital Ltd. (“Pure Capital”), through its legal representatives, submitted a request to the district court of Tel Aviv to call a general meeting of our shareholders, pursuant to Section 350 of the Israeli Companies Law (the “Request”), to approve a proposal whereby Pure Capital would acquire the entirety of our issued and outstanding share capital (the “Arrangement”). On February 19, 2025, after negotiations between us and Pure Capital, Pure Capital proposed setting the purchase price pursuant to the Request at $5.25 per ADS, as opposed to the original purchase price of $3.70 per ADS, to which we agreed. On March 20, 2025, the court ordered us to call a shareholders meeting (or meetings), in order to discuss and approve the Arrangement, and on April 21, 2025, we published proxy materials in preparation for such shareholders meetings.

On February 13, 2025, we, together with Pure Capital’s agreement, requested an additional extension to further analyze the Request until March 6, 2025, which the court granted. On February 16, 2025, in order to facilitate further discussion regarding the Request, we, together with Pure Capital signed a mutual non-disclosure agreement.

On February 19, 2025, following deliberations between our and Pure Capital’s legal representatives, we noted that according to the Initial Economic Analysis conducted on our behalf, the ADS price was close to $6.5 per ADS. Pure Capital stated that given the above valuation and the trading price of the ADSs on Nasdaq was then $4.48 per ADS (with an average price-per-ADS over the past six months of $3.73 per ADS), it proposed setting the purchase price pursuant to the Request on $5.25 per ADS.

On February 27, 2025, our board of directors convened to discuss the initial Economic Analysis prepared by IFS Consulting and Investments (2009) Ltd. (“IFS”). Following the discussions, our board of directors requested that IFS conduct further analysis on the possible alternatives to Pure Capital’s proposition.

On March 3, 2025, our legal counsel informed Pure Capital’s legal counsel that (i) unvested restricted share units granted to our officers, directors and employees pursuant to the our share incentive plan would undergo acceleration assuming the Arrangement was finalized (pursuant to the grant letters signed by us and the grantees of such restricted share units); and (ii) we intended to acquire “run-off” insurance, as is customary in change-of-control transactions.

On March 3, 2025, our board of directors met to discuss IFS’ further analysis. Following a discussion of our alternatives, our board of directors resolved after thoroughly considering relevant factors, including several alternatives, that we should not object to the Arrangement, which is fair.

On March 4, 2025, Pure Capital submitted an amendment to the Request (the “Amended Request”). The Amended Request increased Pure Capital’s proposal for the acquisition of the remaining of our issued and outstanding share capital to an updated purchase price of $0.13125 per Ordinary Share of Xylo (or $5.25 per ADS) as opposed to the previous proposed purchase price of $0.0925 per Ordinary Share of Xylo (or $3.70 per ADS). The Amended Request further clarified, subject to shareholder approval of the Arrangement, that (i) Pure Capital commits to purchase RSUs granted to our employees, officers and directors that are subject to acceleration upon a change of control; and (ii) we will purchase customary run-off insurance as of the date the Arrangement becomes effective.

On March 12, 2025, we filed a response to the Request (the “Response”) with the court, stating that following our engagement with an independent valuation expert, and after due consideration of the Amended Request, our board of directors does not oppose the convention of a general meeting and intends to present its position that the proposed Arrangement terms are fair. Furthermore, due to the fact that certain confidential information regarding the Arrangement and the Amended Request (the “Classified Information”) was attached to the Response, we requested permission from the court to submit the Classified Information in a closed session and under a temporary confidentiality order, accessible only to the court, Pure Capital, and any other respondent as determined by the court (subject to confidentiality assurances). This measure was sought to prevent selective information disclosure until the filing date of the notice and proxy statement for the general meeting of our shareholders, at which point the information would be made public. On March 13, 2025, the court approved the Amended Request as submitted.

On March 20, 2025, the court ordered us to call a shareholders meeting (or meetings), in order to discuss and approve the Arrangement.

On March 27, 2025, we, in agreement with Pure Capital, submitted a request to the court to order the convening of two shareholders meetings, in accordance with Section 350 of the Israeli Companies Law, as follows: the first meeting shall include all of our shareholders and ADS holders; the second meeting shall be considered a “pure” meeting, including our shareholders and ADS holders, except for (i) Pure Capital; (ii) Pure Capital’s controlling shareholder; and (iii) holders of Ordinary Shares or ADSs who have an ongoing business relationship with Pure Capital or its controlling shareholder. The court has approved the joint request as submitted.

On April 21, 2025, we published proxy materials in preparation for the upcoming shareholders meetings. These materials included detailed information about the proposed Arrangement, the Amended Request, and the rationale behind our board of directors’ decision not to oppose the Arrangement. The proxy materials also provided instructions for shareholders and ADS holders on how to participate in the meetings, vote on the proposed Arrangement, and submit any questions or comments they may have.

Internet and other online related Activity Overview

Gix Internet - Ad-Tech and Online Advertising

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

We consolidated Gix Internet’s financial statements as of February 28, 2022.

As of December 31, 2024, we held 45.74% of Gix Internet’s outstanding share capital.

Eventer Technologies Ltd. - Online Event Management

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

On December 6, 2023, we signed a share purchase agreement with Keshet Holdings LP to purchase its entire stake in Eventer for consideration of USD 250K which was paid in our shares. The closing of the transaction occurred on August 28, 2024. Following this transaction, our holdings in Eventer increased to 58.44% of Eventer’s issued and outstanding common stock. As of December 31, 2024, we held 58.44% of Eventer’s outstanding share capital.

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

Electric Vehicle Activity Overview

Charging Robotics Inc.

We invested in Charging Robotics Ltd., which was previously our wholly owned subsidiary. Charging Robotics is developing an autonomous wireless charging system for electric vehicles. On March 28, 2023, the Company entered into a securities exchange agreement (the “Exchange Agreement”) with Fuel Doctor Holdings, Inc. (“Fuel Doctor”). Pursuant to the Exchange Agreement, at the closing, which occurred on April 7, 2023, Fuel Doctor acquired 100% of the issued and outstanding share capital of Charging Robotics, making Charging Robotics a wholly-owned subsidiary of Fuel Doctor, in exchange for the issuance of shares of the Fuel Doctor’s common stock. As a result, Charging Robotics became a subsidiary of Fuel Doctor and as of December 31, 2024, we held 63.75% of Fuel Doctor’s outstanding share capital, with an option to increase our holdings to up to 73.35% of its outstanding share capital based on pre-set milestones. Fuel Doctor later changed its name to Charging Robotics, Inc.

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

Other Activities

Parazero Ltd.

In 2022 we made multiple investments in Parazero, a company specializing in drone safety systems, through various transactions. As of December 31, 2024, we held 5.7% of Parazero’s issued and outstanding share capital. Parazero develops and provides drone safety solutions designed to protect people and payloads, providing a solution to reduce the risk of a drone’s malfunction in an urban environment.

Zig Miami 54 LLC

On September 13, 2023, we signed an operating agreement with Zig Investment Group LLC (“Zig Investment Group”), a Florida limited liability company, pursuant to which they formed a company, under the name Zig Miami 54 LLC (“Zig Miami 54”), a Florida limited liability company. The purpose of Zig Miami 54 is to acquire, improve, renovate, develop, manage, sell and otherwise deal with a commercial property located in Miami, Florida. The rights of Zig Miami 54 are exercised by Zig Investment Group, and the business and affairs of Zig Miami 54 are managed under the direction of Zig Investment Group (the “Manager”). As of December 31, 2024, we held 60% of Zig Miami 54’s issued and outstanding share capital.

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

A substantial material portion of our revenues in 2024 and 2023 derived from Gix Internet, Jeffs’ Brands and Eventer. In 2022 revenues derived from Jeffs’ Brands, Eventer and from the licensing and sale agreement. The following data reflects our total revenue arising from the following services:

	Revenues
	Year Ended December 31,
	2024	2023	2022
	(Thousands of U.S. dollars)
Revenues from sale of products (from Jeffs’ Brands)	(**)1,002	10,008	5,861
Revenues from internet services (from Gix Internet)	26,941	79,613	(*)83,532
Revenues from commissions (from Eventer Technologies)	1,551	2,103	2,465
Management fees and others (from Xylo Technologies)(***)	364	-	-
Total	29,858	91,724	91,858

(*)	The revenues from Gix Internet are presented for the period from February 28, 2022, to December 31, 2022.
(**)	The revenues from Jeffs’ Brands are presented for the period from January 1, 2024, to January 28, 2024.
(***)	Revenues from consulting services to Jeffs’ Brands and Parazero.

The following data reflects our total revenue broken down by geographic region:

	Revenues
	Year Ended December 31,
	2024	2023	2022
	(Thousands of U.S. dollars)
United States	15,785	49,954	52,129
Europe	8,419	19,285	21,731
Great Britain	662	5,628	166
Israel	4,864	15,653	15,266
Canada	117	944	385
Asia	10	254	2,108
Other	1	6	73
Total	29,858	91,724	91,858

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

Intellectual Property

Our commercial success depends, in part, on obtaining and maintaining patent and other intellectual property protection, in the United States and internationally, for the technologies used in our products. We cannot be sure that any of our patents will be commercially useful in protecting our technology. Our commercial success also depends in part on our non-infringement of the patents or proprietary rights of third parties. The patent positions of medical device companies and companies in the automotive space, can be highly uncertain and involve complex and evolving legal and factual questions. For additional information see “Item 3. Key information-D. Risk Factors-Risks Related to Our Intellectual Property.”

We and Charging Robotics (hereinafter in this paragraph: “We” or “Us”) own 13 U.S. patents and have two additional pending patent applications in the U.S. In addition, we own 5 patents that were granted in other countries, including European patents, which are not valid on their own unless validated in specific European countries as indeed were validated or requested the protection of the Unified Patent System and 2 pending patent applications in such other countries. We also own two pending Paris Convention Treaty (PCT) patent applications.

We have nine (9) registered trademarks, tradenames and service marks.

We cannot be sure that any patents will be granted with respect to any the pending patent applications or with respect to any patent applications filed by us in the future. There is also a significant risk that any issued patents will have substantially narrower claims than those that are currently sought.

Competition

Competition related to our subsidiary Eventer

Eventer competes with traditional ticketing offices and digital platforms offering event management and ticketing solutions. In Israel, major competitors include Eventbuzz, TickChak Ltd., Kupat, Leaan Tickets Ltd., CTS Eventim New Co, and Kupot Tel-Aviv Tickets and Shows Ltd. Additionally, Eventer faces competition from platforms like BUYME and Groupon for events and activities. Maintaining competitive advantages through innovation and strategic marketing is essential for sustaining growth and market share.

Competition related to our subsidiary Gix Internet

There are companies that develop various types of software and digital content that partially enable some of the operations performed by Gix Internet. As of the date of the report, Gix Internet is unable to assess its size and position compared to its other competitors and its size in the digital advertising market. The main competitors in the field are Perion, FireArc, Spigot, IAC AOL, System One, Tonic, Aporia, Kueez, Spike Media, Front Story and Predicto. Additionally, there are hundreds of smaller competitors.

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

C. Organizational Structure

As of December 31, 2024, we had three significant subsidiaries, (i) Eventer Technologies, a company incorporated under the laws of the State of Israel in which held, as of December 31, 2024, 58.44% of its outstanding share capital, (ii) Charging Robotics Inc., a Delaware corporation, in which we held, as of December 31, 2024, 63.75% of its outstanding share capital, (iii) Gix Internet a company incorporated under the laws of the State of Israel in which we held, as of December 31, 2024, 45.74% of its outstanding share capital.

D. Property, Plant and Equipment

Our offices are located at 10 HaNechoshet Street, Tel Aviv, Israel, 6971072, where we occupy approximately 102 square meters. We believe our facilities sufficiently meet our current needs.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to those statements included elsewhere in this annual report on Form 20-F. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Item 3. Key Information-D. Risk Factors” and elsewhere in this annual report.

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2023, compared to the year ended December 31, 2022, has been reported previously in our annual report on April 22, 2024, under Item 5 “Operating and Financial Review and Prospects”.

For the purpose of this Item 5., references to “Xylo Technologies”, the “Company”, “us”, “we” and “our” refer to Xylo Technologies and its consolidated subsidiaries.

Overview

Our legal and commercial name is Xylo Technologies Ltd. We were incorporated in the State of Israel on December 9, 1999, as a private company pursuant to the Israeli Companies Ordinance (New Version), 1983. In February 2006, we completed our initial public offering in Israel, and until January 25, 2021, our Ordinary Shares were traded on the TASE, under the symbol “MDGS”. On January 25, 2021, we delisted our Ordinary Shares from trading on TASE. In May 2015, we listed our ADSs on Nasdaq, and from August 2015 until April 17, 2024, our ADSs were traded on the Nasdaq under the symbol “MDGS”. Following a 1:15 ratio change of the ADSs on November 14, 2022 (the “Ratio Change”), each ADS represents fifteen (15) Ordinary Shares. In connection with our name change our ADSs began trading on Nasdaq under the symbol “XYLO” as of April 18, 2024. On August 5, 2024, we executed a ratio change in our American Depositary Receipts (ADRs) resulting in a reverse split of our ADR program on the basis of one (1) new ADS for every 2.666666 old ADSs held. As a result, the number of Ordinary Shares represented by each ADS was changed from fifteen (15) Ordinary Shares to forty (40) Ordinary Shares.

On October 14, 2020, we signed a share purchase agreement and a revolving loan agreement with Eventer. The Eventer transaction closed on October 26, 2020. Pursuant to the share purchase agreement, we invested $750,000 and were issued 325,270 ordinary shares of Eventer, representing 58.7% of Eventer’s then issued and outstanding share capital. On April 8, 2021, Eventer consummated an additional share purchase agreement with certain investors in connection with the sale and issuance its ordinary shares for an aggregate amount of $2.25 million (the “Purchase Agreement”). According to the Purchase Agreement, if during the twelve months following the closing of the Purchase Agreement, or March 25, 2022, Eventer shall not consummate an IPO, then the price per share shall be adjusted by issuance of additional shares. By March 25, 2022, Eventer had not consummated an IPO, therefore, on May 25, 2022, Eventer issued additional shares to the Company and additional investors. As a result of such share issuance, our holding in Eventer decreased to 46.21% of Eventer’s outstanding share capital. On December 6, 2023, we signed a share purchase agreement with Keshet Holdings LP to purchase its entire stake in Eventer for consideration of USD 250K which will be paid as our ordinary shares. The closing of the transaction occurred on August 28, 2024. Following this transaction, our holdings in Eventer increased to 58.44% of Eventer’s issued and outstanding common stock. As of December 31, 2024, we held 58.44% of Eventer’s outstanding share capital.

As of December 31, 2021, we held 34.58% of Gix Internet’s outstanding share capital. On February 14, 2022, we purchased 500,000 additional shares, increasing our holdings to 35.78% of Gix Internet’s outstanding share capital. On February 28, 2022, we purchased additional shares following which our holdings in Gix Internet increased to 38.03% of its outstanding share capital. As a result of this increase, and the fulfillment of additional conditions we consolidated Gix Internet’s financial statements as of February 28, 2023. On June 19, 2022, we purchased an additional 3,171,160 shares of Gix Internet. On December 11, 2023, we signed an agreement for an additional investment of NIS 1.3 million (approximately USD 350 thousand). As of December 31, 2024, we held 45.74% of Gix Internet’s outstanding share capital.

A. Operating results:

The following table sets forth a summary of our operating results:

	Year ended December 31,
	2024	2023
	U.S. Dollars, in thousands, except per share and weighted average shares data
Revenues
Products	1,002	10,008
Services	28,856	81,716
	29,858	91,724
Cost of revenues
Products	927	9,019
Services	22,248	70,864
	23,175	79,883

Gross profit	6,683	11,841
Research and development expenses	4,917	5,888
Sales and marketing expenses	3,038	4,660
General and administrative expenses	7,222	12,108
Loss (Gain) from changes in fair value of financial assets at fair value through profit or loss	(3,623)	3,830
Equity losses	367	4,107
Net loss (gain) from derecognition of investments accounted for using the equity method	(140)	2,227
Impairment of goodwill and other intangible assets	2,919	1,812
Amortization of excess purchase price of associates	-	530
Operating loss	(8,017)	(23,321)

Loss from deconsolidation of Jeffs’ Brands	1,318	-
Gain from sale of investments in financial assets at fair value through profit or loss and investments accounted for using the equity method	(10)	-
Other income, net	-	(329)
Gain from changes in fair value of warrants issued to investors	-	(396)
Changes in fair value of warrants issued to third party investors by subsidiaries	53	(2,322)
Loss in connection with issuance of warrants by Viewbix Inc,	1,833	-
Financial loss, net	1,051	1,532
Loss before taxes on income	(12,262)	(21,806)
Tax benefit	(257)	(74)
Net loss for the year	(12,005)	(21,732)

Other comprehensive loss
Items that may be reclassified to profit or loss
Share of other comprehensive loss of consolidated subsidiaries and associates accounted for using the equity method	(118)	(121)
Other comprehensive loss for the year	(118)	(121)
Total comprehensive loss for the year	(12,123)	(21,853)
Net loss for the year is attributable to:
Owners of Xylo Technologies Ltd.	(6,027)	(16,025)
Non-controlling interests	(5,978)	(5,707)
	(12,005)	(21,732)
Total comprehensive loss for the year is attributable to:
Owners of Xylo Technologies Ltd.	(6,015)	(16,210)
Non-controlling interests	(6,108)	(5,643)
	(12,123)	(21,853)
Loss per ordinary share attributed to Xylo Technologies Ltd.
Basic	(0.20)	(0.63)
Diluted	(0.20)	(0.63)

Weighted average ordinary shares outstanding (in thousands)	29,756	25,292
Basic	29,756	25,292

Year ended December 31, 2024, compared to year ended December 31, 2023

Revenues

Revenues for the year ended December 31, 2024, were $29,858 thousand representing a decrease of $61,866 thousand or 67% compared to total revenues of $91,724 thousand for the year ended December 31, 2023.

The decrease in revenues was primarily due to: (1) the decrease in Gix Internet’s revenues from internet services, mainly as a result of technological changes and changes in content policy in the advertising platforms.

(2) deconsolidation of Jeffs’ Brands as of January 28, 2024.

The tables below set forth our revenues, by region and by product for the periods presented:

U.S. dollars; in thousand

	Year Ended December 31,
	2024		2023
United States	15,785	53%	49,954	54%
Europe	8,419	28%	19,285	21%
Great Britain	662	2%	5,628	6%
Israel	4,864	16%	15,653	17%
Canada	117	0.4%	944	1%
Asia	10	-%	254	0.3%
Other	1	-%	6	1.7%
Total	29,858	100%	91,724	100%

U.S. dollars; in thousand

	Year Ended December 31,
	2024		2023
Revenues from commissions (from Eventer Technologies)	1,551	5%	2,103	2%
Revenues from sale of products (from Jeffs’ Brands) *	1,022	4%	10,008	11%
Management fees and others (from Xylo Technologies)**	364	1%	-	-
Revenues from internet services (from Gix Internet)	26,941	90%	79,613	87%
Total	29,858	100%	91,724	100%

*	The revenues from Jeffs’ Brands are presented for the period from January 1, 2024, to January 28, 2024.
**	Revenues from consulting services to Jeffs’ Brands and Parazero and other revenues from Jeffs’ Brands

Cost of revenues

Cost of revenues for the year ended December 31, 2024, were $23,175 thousand representing a decrease of $56,708 thousand, or 71%, compared to cost of revenues and of $79,883 thousand for the year ended December 31, 2023. The decrease is primarily due to the decrease in cost of revenues of Gix Internet as a result of the decrease in revenues and the deconsolidation of Jeffs’ Brands as of January 28, 2024.

Gross Profit

Gross profit for the year ended December 31, 2024, was $6,683 thousand, representing a decrease of $5,158 thousand compared to gross profit of $11,841 thousand for the year ended December 31, 2023. The decrease in gross profit was primarily due to decrease of sales related to Gix Internet and the deconsolidation of Jeffs’ Brands as of January 28, 2024.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2024, were $4,917 thousand, representing a decrease of $971 thousand, or 16.5%, compared to $5,888 thousand for the year ended December 31, 2023. The decrease was primarily due to the reduction of expenses primarily in manpower and technological services in Gix Internet as part of a reduction costs program in Gix following the revenues decrease.

Sales and Marketing Expenses

Sales and marketing expenses for the year ended December 31, 2024, were $3,038 thousand, representing a decrease of 1,622 thousand, or 35%, compared to $4,660 thousand for the year ended December 31, 2023. The decrease was primarily due to the reduction of expenses in the Search and Content Platform, primarily in manpower and salaries in Gix as part of cost reduction program following revenues decrease. It was additionally affected by the deconsolidation of Jeffs’ Brands starting January 28, 2024.

General and Administrative Expenses

General and Administrative expenses for the year ended December 31, 2024, were $7,222 thousand, representing a decrease of $4,886 thousand, or 40%, compared to $12,108 thousand, for the year ended December 31, 2023.

The majority of the decrease was due to: (1) The deconsolidation of Jeffs’ Brands starting January 28, 2024; (2) decrease in the company's professional services expenses mainly due to decrease in costs related to the sale of odysight.ai in 2023 and decrease in granted options benefit expenses.

Net change in fair value of financial assets at fair value through profit or loss

During 2024 we recognized a gain of $3,623 thousand from net change in the fair value of financial assets derived mainly from income of $2,339 from Parazero, $806 thousand from Polyrizon and $781 thousand from Metagramm, offsets mainly by the expenses of $1,311 from the change in the fair value of the shares of Jeffs’ Brands.

During 2023 we recognized a loss of $3,830 thousand from net change in the fair value of financial assets derived mainly due to expenses of $1,806 from Parazero, $703 thousand from Clearmind Medicine Inc. and $793 thousand from Automax Ltd.

Equity losses

The investments in each of Revoltz, SciSparc (as part of Jeffs’ Brands until January 28, 2024), Solterra Energy (formerly known as A.I. Conversation Systems) until November 28,2024 , Polyrizon until July 2,2024 and Zig Miami 54 are accounted for using the equity method. The share net loss accounted for using the equity method for the year ended December 31, 2024, amounted to $367 thousand representing a decrease of $3,740 thousand, or 91% compared to $4,107 thousand, for the year ended December 31, 2023.

The majority of the decrease was due to: (1) the decrease in equity losses in SciSparc due to the deconsolidation of Jeffs’ Brands starting January 28, 2024; (2) transition of method from equity to fair value in Solterra Energy and Polyrizon due to diluted cause by issue and mergers (3) an impairment loss of USD 1,176 thousand following the impairment of the entire amount of the investment in Laminera in 2023.

Net gain from derecognition of investments accounted for using the equity method

During 2024 we recorded $140 thousand net gain from derecognition of investments accounted for using the equity method mainly due to a gain of $138 thousand from transition of Solterra Energy (formerly known as A.I. Conversation Systems) investment to a fair value method.

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

Impairment of goodwill and other intangible assets

During 2024 we recognized an impairment loss of goodwill and other intangible assets of $2,919 thousand due to an impairment loss for the online advertising & internet traffic routing reporting unit’s goodwill.

During 2023 we recognized an impairment loss of goodwill and other intangible assets of $1,812 thousand mainly due to an impairment loss of $508 thousand for the online advertising & internet traffic routing reporting unit’s goodwill and of $1,304 thousand related to Eventer’s software license.

Operating loss

We incurred an operating loss of $8,017 thousand for the year ended December 31, 2024, representing a decrease of $15,304 thousand, or 66% compared to operating loss of $23,321 thousand for the year ended December 31, 2023. The decrease was primarily due to a gain from changes in fair value of financial assets at fair value through profit or loss and decrease in Operating loss due to the deconsolidation of Jeffs’ Brands starting January 28, 2024.

Change in Fair Value of Warrants Issued to Investors

There is no gain or loss from the change in fair value of the company’s warrants issued to investors for the year ended December 31, 2024 due to the expiration of the warrants on July 19, 2023.

During the year ended December 31, 2023 the Company recognized gain from change in the fair value of warrants issued to third party investors of $396 thousand for the year ended December 31, 2023.

Loss in connection with issuance of warrant by subsidiaries

The Company incurred a loss in connection with the issuance of warrants by subsidiaries of USD 1,833 thousand for the year ended December 31, 2024. The loss is due to the cost of warrants granted in Viewbix Inc. as part of certain loan agreements to which it is party.

Loss (Gain) from changes in fair value of warrants issued to third party investors by subsidiaries

Loss from change in the fair value of warrants issued to third party investors by a consolidated subsidiary for the year ended December 31, 2024, was USD 53 thousand compared to a gain of USD 2,322 thousand for the year ended December 31, 2023.

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

Financial expenses net

Finance expenses, net for the year ended December 31, 2024, were $1,051 thousand, representing a decrease of $481 thousand, compared to finance expenses of $1,532 thousand for the year ended December 31, 2023, primarily due to the deconsolidation of Jeffs’ Brands as of January 28, 2024.

Loss for the year

We incurred net loss of $12,005 thousand for the year ended December 31, 2024, representing a decrease of $9,727 thousand, or 45%, compared to loss of $21,732 thousand for the year ended December 31, 2023. This decrease was primarily due to: (i) a decrease in operating expenses of Gix Internet and Jeffs’ Brands due to the deconsolidation of Jeffs’ Brands as of January 28, 2024; (ii) a gain from changes in fair value of financial assets at fair value through profit or loss.

Year ended December 31, 2023, compared to year ended December 31, 2022

The discussion and analysis regarding the results of operations from the fiscal years ended December 31, 2023, and December 31, 2022, is contained in our annual report on Form 20-F, filed with the SEC, on April 22, 2024.

Effective Corporate Tax Rate

Our effective consolidated tax rate for the year ended December 31, 2024 was 2%, and for the year ended December 31, 2023 was almost zero percent (0%), primarily due to the fact that the Company, Gix Internet, Jeffs’ Brands and Eventer did not record a deferred tax asset in connection with the losses incurred in Israel, since it is not probable that we will be able to utilize such losses in the foreseeable future against taxable income.

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

B. Liquidity and Capital Resources

Liquidity

During the year ended December 31, 2024, we incurred a total comprehensive loss of approximately $ 12.1 million and a negative cash flow used in operating activities of approximately $ 1.8 million. As of December 31, 2024, we incurred accumulated deficit of approximately $ 107.6 million.

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

Cash Flows

Net cash used in operating activities for the year ended December 31, 2024, was $1,824 thousand, compared to $6,247 thousand for the year ended December 31, 2023. For the year ended December 31, 2024, the Company had net cash from investing activities of $2,384 thousand compared to net cash used in investing activities of $1,438 thousand for the year ended December 31, 2023. For the year ended December 31, 2024, the Company had net cash used in financing activities of $998 thousand compared to $3,149 thousand of net cash flow from financing activity for the year ended December 31, 2023.

The change in our liquidity for the year ended December 31, 2024, resulted from several factors, including but not limited to:

●	net cash used in operating activities consists primarily of $6,833 thousand decrease in trade accounts payable, $3,623 thousand gain from changes in fair value of financial assets at fair value, $1,431 thousand decrease in accrued expenses and other current liabilities, $690 thousand interest paid, offset by $10,206 thousand decrease in trade accounts receivable, $2,919 thousand impairment of goodwill and other intangible assets.

●	net cash from investing activities consists mainly of $3,324 thousand proceeds from sale of financial assets at fair value through profit or loss offset by $564 thousand acquisitions and investments in associates and $330 thousand acquisitions of investments at fair value through profit or loss.

●	net generated used in financing activities consists mainly of $4,477 thousand repayment of short-term and long-term loans and offset by $1,932 thousand receipt of short-term loans, $932 proceeds from issuance of prefunded shares by the company, net of issuances costs, $ 410 proceeds from issuance of common stock in a private placement offering by Charging Robotics Inc. and $246 issuance of shares and warrants in connection with a private placement issued by Viewbix Inc.

C. Research and Development, Patents and Licenses, etc.

Our research and development efforts are focused on continuous improvement of our products. We conduct all of our research activities in Israel.

As of December 31, 2024, our research and development team consisted of 6 employees and subcontractors for the development of our products in Gix Internet, and Eventer as needed. We have assembled an experienced team with recognized expertise in software, control algorithms and systems integration.

The table below set forth our research and development expenses for the periods presented:

	Year Ended December 31,
	2024	2023
	(U.S. Dollars, in thousands)
Research and development expenses	$4,917	$5,888

From time to time, we file applications for patent registration in certain countries, some in which we are active and some which we consider as potential markets in order to protect our developed intellectual property.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material adverse effect on our revenue, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Impairment of Intangible Assets

During 2024, the Company recognized an impairment loss of USD 2,919 thousand for the online advertising & internet traffic routing reporting unit’s goodwill, reducing the book value of goodwill to USD 4.8 million as of December 31, 2024. The Company’s quantitative goodwill impairment test involves the comparison of the fair value of each reporting unit to its carrying value. In estimating the fair value of the online advertising & internet traffic routing reporting unit (Gix Internet) the Company used the income approach method, which requires management to make significant estimates and assumptions related to future cash flows and discount rates.

Recent Accounting Pronouncements

Please see Note 2 to our audited consolidated financial statements included elsewhere in this annual report for information regarding recent accounting pronouncements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table lists the names and ages of our directors and senior management as of April 29, 2024:

Name	Age	Position(s)
Liron Carmel	41	Chief Executive Officer
Eliyahu Yoresh(1)(3)(4)	55	Chairman of the Board of Directors
Ronen Rosenbloom(1)(2)(4)	53	Director
Eli Cohen(1)(2)(3)(4)	56	Director
Kineret Tzedef(2)(4)	45	Director
Tali Dinar	53	Chief Financial Officer

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the investment committee.

(4)	Indicates independent director under Nasdaq Stock Market rules.

Liron Carmel has served as our Chief Executive Officer since April 2019. Mr. Carmel has vast experience in business and leadership across multiple industries, including bio pharma, internet technology, oil & gas exploration & production, real estate and financial services. In addition, he serves as chairman of the Israel Table Tennis Association. Mr. Carmel also currently serves as a member of the board of directors of several of our subsidiaries including Gix Internet (TASE: GIX), beginning April 2021, Polyrizon Ltd., beginning July 2020 until September 2024 and since January 2025, Jeffs’ Brands Ltd. (Nasdaq: JFBR) beginning September 2021, Viewbix Inc. (OTC: VBIX) beginning September 2022 and as the chairman of the board of directors of Eventer Technologies Ltd. beginning October 2020. Mr. Carmel holds a B.A in economics and management from the College of Management.

Eliyahu Yoresh has served as a member of our Board since September 2018 and as Chairman of the board since February 2020. Mr. Yoresh serves as Chief Financial Officer of Foresight Autonomous Holdings Ltd. (Nasdaq, TASE: FRSX). In addition, Mr. Yoresh serves as Chairman of Rail Vision (Nasdaq: RVSN) and Gix (TASE: GIX) and serves as a director of Viewbix Inc. (OTC: VBIX), Charging Robotics Inc (OTC:CHEV) and Elbit Imaging (TASE: EMITF). Mr. Yoresh served as the Chief Executive Officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. Mr. Yoresh is an Israeli Certified Public Accountant. Mr. Yoresh holds a B.A. in business administration from the College of Management, Israel and an M.A. in Law Study from Bar-Ilan University, Israel.

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

Tali Dinar has served as our Chief Financial Officer since June 8, 2021. Mrs. Dinar served as Chief Financial Officer of Novomic Ltd., a private company between January 2019 and January 2023. Mrs. Dinar also currently serves as a member of the board of directors of Jeffs’ Brands, beginning September 30, 2021, Parazero. beginning February 13, 2022, a director in Charging Robotics Ltd. since November 2021, a director in Charing Robotics Inc. since April 4, 2023. She has also served as a member of the board of directors of Micronet Ltd. (TASE: MCRNT) between July 2016 and February 2023. In addition, she has also served as a director of Canzon Israel Ltd. (TASE: CNZN) since August 2020 until March 2022. Between 2019 and 2020, Mrs. Dinar served as the Chief Financial Officer of TechCare Corp. (currently Citrine Global Corp.) (OTCQB: CTGL). Between 2009 and 2019, Mrs. Dinar worked at the MICT group and served in various positions, including as Chief Financial Officer of MICT Inc. (Nasdaq: MICT) and as Chief Financial Officer of MICT Telematics Ltd. From 2002 until 2006, Mrs. Dinar served as the chief controller of I.T.L. Optronics Ltd. From 1997 until 2000, Mrs. Dinar worked in the audit department of Ernst & Young Global. Mrs. Dinar is a certified public accountant in Israel and holds a B.A. degree in Accounting and Business Management from The College of Management, Israel.

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

The table below reflects the compensation granted to our six most highly compensated directors and officers during or with respect to the year ended December 31, 2024.

Name and Position	Salary	Bonus	Equity-Based Compensation(1)	Total
	U.S. Dollars in thousands
Liron Carmel, Chief Executive Officer	195	54	96	345
Eliyahu Yoresh(2), Chairman of the Board of Directors	146	44	97	287
Tali Dinar(3), Chief Financial Officer	134	28	40	202
Kineret Tzedef, Director	36	-	22	58
Eli Cohen, Director	36	-	27	63
Ronen Rosenbloom, Director	36	-	22	58

(1)	Represents the equity-based compensation expenses, including expenses related to RSUs, recorded in the Company’s consolidated financial statements for the year ended December 31, 2024, based on the fair value, calculated in accordance with accounting guidance for equity-based compensation.

(2)	Mr. Yoresh has been serving as a member of our board of directors since September 2018 and as Chairman of the board of directors since February 2020.

(3)	Salary includes gross salary plus payment of social benefits made by us on behalf of such office holder. Such benefits may include, to the extent applicable to the office holder, payments, contributions and/or allocations for savings funds (such as managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

The aggregate compensation paid by us to our office holders, as defined in the Companies Law, for the year ended December 31, 2024, was approximately $1.01 million, which includes six persons. This amount includes, when applicable, set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, car expenses and value of the Ordinary Shares underlying the options representing accounting expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

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

As a result of market conditions, in June 2023, Mr. Yoresh and Mr. Carmel elected to reduce their compensation by 20%, effective June 2023 through December 2023. Similarly, the Board voted to reduce the directors’ compensation by 20% for the second, third and fourth quarters of 2023. As of January 2024, Mr. Yoresh’s, Mr. Carmel’s and Board’s respective compensation were reinstated to their full amounts.

Equity Based Compensation of our Executive Officers and Directors

As of April 17, 2025, options to purchase 1,037,500 of our Ordinary Shares were outstanding and held by current executive officers and directors consisting of 6 persons with an average exercise price of NIS 5.93 per ordinary share. As of December 31, 2024, 2,273,645 restricted share units, or RSUs, had been granted to our executive officers and directors See “Item 6. Directors, Senior Management and Employees-E. Share Ownership” in this annual report on Form 20-F.

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

Our directors are divided among the three classes as follows:

●	the Class I directors consist of Mr. Eli Cohen, and his term will expire at our annual general meeting of shareholders to be held in 2026;

●	the Class II directors consist of Ms. Kineret Tzedef and her term will expire at our annual general meeting of shareholders to be held in 2027; and

●	the Class III directors consist of Mr. Eliyahu Yoresh and Mr. Ronen Rosenbloom and their terms will expire at our annual general meeting of shareholders to be held in 2025.

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

Audit committee

Our audit committee is currently comprised of Mr. Eli Cohen, Mr. Eliyahu Yoresh, and Mr. Ronen Rosenbloom. Mr. Eliyahu Yoresh acts as the chairperson of our audit committee.

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

Compensation Committee

Our compensation committee is currently comprised of Mr. Ronen Rosenbloom, Mr. Eli Cohen and Ms. Kineret Tzedef. Mr. Eli Cohen acts as the chairperson of our compensation committee.

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

Compensation policy

Under the Companies Law, companies incorporated under the laws of the State of Israel, whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as us, are required to adopt a policy governing the compensation of “office holders” (as defined in the Companies Law). Following the recommendation of our compensation committee and approval by our board of directors, our shareholders approved a compensation policy for directors and officers on October 30, 2024, which was identical to the compensation policy approved by our shareholders on August 30, 2021. Our compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a simple majority of the Ordinary Shares present, in person or by proxy, and voting at a shareholders meeting, provided that either:

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

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, experience, expertise and accomplishments of the relevant office holder;

●	the office holder’s position and responsibilities;

●	prior compensation agreements with the office holder;

●	the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the work relationships in the company;

●	the terms of employment include variable components - the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

●	if the terms of employment include severance compensation - the term of employment or office of the office holder, the terms of the office holder’s compensation during such period, the company’s performance during such period, the office holder’s individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include the following principles:

●	with regards to variable components;

●	with the exception of office holders who report to the Chief Executive Officer, a means of determining the variable components on the basis of long-term performance and measurable criteria; provided that the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, or if such amount is not higher than three months’ salary per annum, taking into account such office holder’s contribution to the company;

●	the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant;

●	a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of the office holder’s terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

●	the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

●	a limit to retirement grants.

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

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder or with a third party in which the office holder has a personal interest, which is not an extraordinary transaction, requires approval by the board of directors. Our amended and restated articles of association do not state otherwise. If the transaction considered with an office holder or third party in which the office holder has a personal interest is an extraordinary transaction, then the audit committee’s approval is required prior to approval by the board of directors. For the approval of compensation arrangements with directors and executive officers, see “Item 6. Directors, Senior Management and Employees -C. Board Practices-Compensation of directors and executive officers.”

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

Approval of private placements

Under the Companies Law and the regulations promulgated thereunder, a private placement of securities does not require approval at a general meeting of the shareholders of a company; provided however, that in special circumstances, such as a private placement completed in lieu of a special tender offer or a private placement which qualifies as a related party transaction (See “Item 6. Directors, Senior Management and Employees -C. Board Practices-Fiduciary duties and approval of specified related party transactions and compensation under Israeli law”), for which approval at a general meeting of the shareholders of a company is required.

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

Employment and consulting agreements with executive officers

We have entered into written employment or service agreements with each of our executive officers. See “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions - Employment Agreements” for additional information.

Directors’ service contracts

There are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our Company.

D. Employees

Number of Employees

As of December 31, 2024, the Group employed 38 employees, which includes our Chief Executive Officer and other executive officers that are engaged by the Company as consultants.

As of December 31, 2023, the Group employed 84 employees, which included our Chief Executive Officer and other executive officers that are engaged by the Company as consultants.

As of December 31, 2022, we employed 77 employees in Israel including those employed by our subsidiaries Jeffs’ Brands, Charging Robotics and Eventer, which included our Chief Executive Officer and other executive officers that are engaged by the Company as consultants.

Distribution of Employees

The breakdown of our employees, by areas of engagement and geographic location, as of the end of each of the past three fiscal years is as follows:

	As of December 31,
	2024	2023	2022
Numbers of employees by category of activity
Management and administrative	17	32	32
Research and development	6	14	16
Sales and marketing	15	36	29
Production	-	2	-
Total workforce	38	84	77

Numbers of employees by geographic location
Israel	38	79	75
Europe	-	4	1
Other	-	1	1
Total workforce	38	84	77

Numbers of employees by employer
Xylo Technologies Ltd.	5	5	5
Eventer	10	16	16
Jeff Brands	-	15	4
Gix Internet	21	46	51
Charging Robotics	2	2	1
	38	84	77

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

E. Share Ownership

Share ownership by Directors and Executive Officers

For information regarding ownership of our Ordinary Shares by our directors and executive officers, see Item 7. “Major Shareholders and Related Party Transactions - A. Major Shareholders.”

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of April 17, 2025 (unless otherwise noted below), the beneficial ownership of our Ordinary Shares by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our voting securities;

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of our Ordinary Shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem Ordinary Shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of April 17, 2025, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of Ordinary Shares beneficially owned is based on 51,241,661Ordinary Shares outstanding as of April 17, 2025.

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

As of April 17, 2025, there was one shareholder of record of our Ordinary Shares. The number of record holders is not representative of the number of beneficial holders of our Ordinary Shares, as the shares of all shareholders for a publicly traded company such as our Ordinary Shares underlying our ADSs are recorded in the name of our transfer agent, Computershare Trust Company, N.A.

Unless otherwise noted below, each beneficial owner’s address is Xylo Technologies Ltd., 10 Hanechoshet Street, Tel Aviv, Israel, 6971072.

Our principal shareholders do not have different or special voting rights.

Holders of more than 5% of our voting securities	Number of Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned(2)

L.I.A. Pure Capital Ltd.(3)	2,900,000	5.66%
Directors and executive officers
Kineret Tzedef(4)	222,378	*
Liron Carmel(5)	825,170	1.6%
Ronen Rosenbloom(6)	307,958	*
Eliyahu Yoresh(7)	1,049,520	2.04%
Eli Cohen(8)	157,778	*
Tali Dinar(9)	306,973	*

All directors and executive officers as a group (six persons)	2,869,777	5.49%

*	less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

(2)	The percentages shown are based on 51,241,661 Ordinary Shares issued and outstanding as of April 17, 2025.

(3)	Pursuant to a Schedule 13D/A filed by Pure Capital on April 17, 2025.

(4)	Includes options to purchase 37,500 Ordinary Shares at an exercise price of NIS 8.96 per share that are exercisable within 60 days of April 14, 2025, and options to purchase 100,000 Ordinary Shares at an exercise price of NIS 5.81 per share that are exercisable within 60 days as of April 17, 2025.

(5)	Includes options to purchase 300,000 Ordinary Shares at an exercise price of NIS 5.81 per share that are exercisable within 60 days as of April 17, 2025.

(6)	Includes options to purchase 100,000 Ordinary Shares at an exercise price of NIS 5.81 per share that are exercisable within 60 days as of April 17, 2025.

(7)	Includes options to purchase 300,000 Ordinary Shares at an exercise price of NIS 5.81 per share that are exercisable within 60 days of April 17, 2025.

(8)	Includes options to purchase 100,000 Ordinary Shares at an exercise price of NIS 5.81 per share that are exercisable within 60 days as of April 17, 2025.

(9)	Includes options to purchase 100,000 Ordinary Shares at an exercise price of NIS 5.81 per share that are exercisable within 60 days as of April 17, 2025.

Significant Changes in Percentage Ownership by Major Shareholders

Over the course of 2024 and as of April 19, 2024, Pure Capital, based on its filings of Schedule 13Ds with the SEC, held up to 8.87% of our issued and outstanding share capital. As of the date of this Annual Report, pursuant to a Schedule 13D/A filed with the SEC on April 22, 2025, Pure Capital holds 5.66% of our issued and outstanding share capital.

Over the course of 2023, there were no changes in the percentage ownership of our major shareholders.

Over the course of 2022 there were no changes in the percentage ownership of our major shareholders.

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

On October 12, 2021, we entered into a loan agreement with Gix Internet (the “Gix Loan Agreement”), pursuant to which we lent to Gix Internet NIS 4 million. On August 25, 2022, we entered into an amendment to the Gix Loan Agreement, effective as of July 1, 2022 (the “First Amendment to the Gix Loan Agreement), pursuant to which, on November 2, 2022, the Company received a total of NIS 1 million as repayment of the original loan and the accrued interest thereon up to such date. The Repayment of the balance of the loan fund, in the amount of NIS 3 million, was postponed until June 30, 2023. On August 29, 2023, we entered into a second amendment to the to the Gix Loan Agreement (“Amendment No. 2 to the Gix Loan Agreement”) effective as of July 1, 2023, pursuant to which the repayment of the balance of the original remaining loan amount and accrued interest was deferred to January 1, 2024. On November 8, 2023, we entered into a third amendment to the Gix Loan Agreement (“Amendment No. 3 to the Gix Loan Agreement”) pursuant to which the Company lent an additional NIS 100,000 to Gix Internet. On January 1, 2024, we entered into a fourth amendment to the Gix Loan Agreement (“Amendment No. 4 to the Gix Loan Agreement”). On August 22, 2024, we entered into a fifth amendment to the Gix Loan Agreement (Amendment No. 5 to the Gix Loan Agreement”). On October 6, 2024, we entered into a sixth amendment to the Gix Loan Agreement (“Amendment No. 6 to the Gix Loan Agreement”). On January 26, 2025 we entered into a seventh amendment to the Gix Loan Agreement (“Amendment No. 7 to the Gix Loan Agreement”). In addition, the Company is entitled to convert all or part of the balance of the extended loan into shares of Gix Internet. The Gix Loan Agreement and, the First Amendment to the Gix Loan Agreement were filed as Exhibits 4.6 and 4.7, respectively, to our annual report on Form 20-F filed on May 3, 2023. Amendment No. 2 to the Gix Loan Agreement, Amendment No. 3 to the Gix Loan Agreement and Amendment No. 4 to the Gix Loan Agreement were filed as Exhibits 4.9, 4.10 and 4.11 respectively, to our annual report on Form 20-F filed on April 22, 2024. Amendment No. 5 to the Gix Loan Agreement, Amendment No. 6 to the Gix Loan Agreement and Amendment No. 7 to the Gix Loan Agreement are filed as Exhibits 4.17, 4.18 and 4.19 to the this annual report on Form 20-F.

On November 15, 2023, we entered into a loan agreement (the “Viewbix Loan Agreement”) with Viewbix Ltd, pursuant to which we lent Viewbix Ltd. (“Viewbix”) $200,000. The Viewbix Loan Agreement is filed as Exhibit 4.17 to this annual report on Form 20-F. On April 16. 2025 we entered into an additional loan agreement with Viewbix pursuant to which we lent Viewbix

On April 7, 2023, our formerly wholly owned subsidiary Charging Robotics consummated a share exchange transaction with Fuel Doctor and became its wholly owned subsidiary. As a result of the transaction, held, as of December 31, 2023, 67% of Fuel Doctor’s outstanding share capital, with options to acquire up to 71% of its outstanding share capital based on predetermined milestones.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Export Sales

The following table presents total export sales for each of the fiscal years indicated ($, in thousands):

	For the year ended December 31,
	2024	2023	2022
Total export sales*	24,994	76,071	89,393
as a percentage of total revenues	85%	83%	97%

*	Export sales, as presented, are defined as sales to customers located outside of Israel.

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

On April 1, 2024, a lawsuit seeking declaratory judgement was filed in the District Court of Tel Aviv-Jaffa in Israel by minority shareholders Eventer, a subsidiary of the Company (together, the “Defendants”). The minority shareholders of Eventer (the “Plaintiffs”), hold in aggregate 31.86% of the Outstanding Ordinary Shares of Eventer. The Plaintiffs allege, among others, that Defendants violated the agreement whereby the Company acquired control of Eventer (the “Purchase Agreement”), which established a “separation” mechanism, within which certain Plaintiffs were granted an option to convert their shares in Eventer into shares of the Company. The claim alleges that the Company has violated the terms of the Purchase Agreement by refusing to negotiate Eventer’s valuation to enable certain of the Plaintiffs to exercise their option to convert their shares of Eventer into shares of the Company. The Plaintiffs seek an aggregate of NIS 2,259,000 from Eventer (approximately $600,000) and seek to convert their shares held in Eventer into Company shares for an aggregate value of NIS 8,602,200 (approximately $2,348,200) following which all shares held by the Plaintiffs in Eventer would be transferred to the Company. The Company has not yet submitted its response to the District Court of Tel Aviv - Jaffa. The Company’s position is that the lawsuit has no merit, and it intends to defend its position vigorously. As of the date of this annual report, the Company is unable to estimate a loss or range of loss of this claim.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Ordinary Shares were traded on the TASE under the symbol “MDGS” from February 2006 to January 25, 2021, when we delisted our Ordinary Shares from TASE. Our ADSs were traded on Nasdaq under the symbol “MDGS.” In connection with our name change our ADSs began trading under the symbol “XYLO” on April 18, 2024. Each ADS currently represents 40 Ordinary Shares.

For a description of the ADSs, see “Item 12. Description of Securities Other Than Equity Securities - D. American Depositary Shares.”

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

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report on Form 20-F:

●	Loan Agreement by and between the Company and Gix Internet dated October 12, 2021 (the “Loan Agreement”), filed as Exhibit 4.6 to our annual report on Form 20-F filed on May 3, 2023.

●	Amendments to the Loan Agreement by and between the Company and Gix Internet dated (i) August 25, 2022, and effective as of July 1, 2022, filed as Exhibit 4.7 to our annual report on Form 20-F filed May 3, 2023; (ii) August 29, 2023 and effective as of July 1, 2023, filed as Exhibit 4.9 to our annual report on Form 20-F filed on April 22, 2024; (iii) November 8, 2023, filed as Exhibit 4.10 to our annual report on Form 20-F filed on April 22, 2024; (iv) January 1, 2024, filed as Exhibit 4.11 to our annual report on Form 20-F filed on April 22, 2024, (v) August 22, 2024, filed as Exhibit 4.17 to this annual report on Form 20-F and incorporated herein by reference, (vi) October 6, 2024, filed as Exhibit 4.18 to this annual report on Form 20-F and (vi) January 26, 2025 and incorporated herein by reference, filed as Exhibit 4.19 to this annual report on Form 20-F and incorporated herein by reference.

●	Share Purchase Agreement, by and among the Company, Parazero, Delta Drone International Ltd., L.I.A Pure Capital Ltd. and other entities listed therein, dated January 28, 2022, filed as Exhibit 4.8 to our annual report on Form 20-F filed on May 3, 2023.

●	Securities Exchange Agreement by and between Medigus Ltd., the additional shareholders of Charging Robotics Ltd. and Fuel Doctor Holdings, Inc. dated March 28, 2023, filed as Exhibit 4.9 to our annual report on Form 20-F filed on May 3, 2023.

●	Share Purchase Agreement, by and among the Company and Metagramm, dated April 13, 2023, a summary of which is filed as Exhibit 4.14 to our annual report on Form 20-F filed on April 22, 2024.

●	Share Purchase Agreement, by and between the Company, Parazero and other investors, dated June 20, 2023, filed as Exhibit 4.15 to our annual report on Form 20-F filed on April 22, 2024.

●	Operating agreement by and between the Company and Zig Investment Group LLC, dated September 13, 2023, filed as Exhibit 4.16 to our annual report on Form 20-F filed April 22, 2024.

●	Loan Agreement by and between Viewbix Ltd. and the Lenders listed therein, dated November 15, 2023, filed as exhibit 4.17 to our annual report on Form 20-F filed on April 22, 2024.

●	Investment Agreement by and between the Company and Gix Internet, dated December 11, 2023, filed as exhibit 4.18 to our annual report on Form 20-F filed on April 22, 2024.

●	Warrants Purchase Agreement by and between the Company and an institutional investor, dated November 15, 2024, filed as exhibit 10.1 to our report of foreign private issuer on Form 6-K, filed on November 15, 2024.

D. Exchange Controls

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our securities or the proceeds from the sale of our securities, except or otherwise as set forth in this section and under “Item 10E. Additional Information - Taxation.” However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

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

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for research and development expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

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

A Preferred Company is entitled to a reduced flat tax rate with respect to the income attributed to the Preferred Enterprise, at the following rates:

Tax Year	Development Region “A”	Other Areas within Israel
2011 - 2012	10%	15%
2013	7%	12.5%
2014	9%	16%
2017 onwards(1)	7.5%	16%

(1)	In December 2016, the Israeli Parliament (the Knesset) approved an amendment to the Investment Law pursuant to which the tax rate applicable to Preferred Enterprises in Development Region “A” would be reduced to 7.5% as of 2017.

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

Dividends distributed from income which is attributed to a “Preferred Enterprise” or to a “Special Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations - 0%, (ii) Israeli resident individuals - 20%, and (iii) non-Israeli residents - 20% or a reduced tax rate under the provisions of an applicable double tax treaty, subject to the receipt in advance of a valid certificate from the Israel Tax Authority (“ITA”) allowing for a reduced tax rate.

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

Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2024).

Individuals and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income – 23% for corporations in 2024 and a marginal tax rate of up to 47% in 2024 for individuals (excluding excess tax as discussed below), unless the benefiting provisions of an applicable treaty applies.

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

Dividend Income

Generally, a distribution of a dividend to Israeli shareholders by our Company from income attributed to a Benefited Enterprise will be subject to withholding tax in Israel at a rate of 15% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing the reduced 15% tax rate or such a reduced tax rate as may be provided under an applicable tax treaty). A distribution of dividend by our Company from income attributed to a Preferred Enterprise or Preferred Technology Enterprise (if the Company will be entitled to tax benefits of a Preferred Enterprise or Preferred Technology Enterprise) will generally be subject to withholding tax in Israel at the following tax rates: Israeli resident individuals - 20%; Israeli resident companies - 0%; Non-Israeli residents - 20% (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% , or such lower rate as may be provided in an applicable tax treaty).

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

The Tax Ordinance provides that a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a “Substantial Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12 months period). Dividends paid on publicly traded shares, like our Ordinary Shares, to non-Israeli residents, are generally subject to Israeli withholding tax at a rate of 25%, so long as the shares are registered with a nominee company (whether or not the recipient is a substantial shareholder); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). Thus, under the U.S.-Israel Double Tax Treaty the following rates will apply in respect of dividends not attributed to a Benefited Enterprise or Preferred Enterprise distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting share capital of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends - the tax rate is 12.5%. Notwithstanding the foregoing, dividends distributed from income attributed to a Benefited Enterprise or Preferred Enterprise are not entitled to such reduction under such tax treaty but are subject to withholding tax at the rate of 15% or 20% for such a United States corporate shareholder, provided that the conditions related to the holding of 10% of our voting capital and to our gross income for the previous year (as set forth in the previous sentence) are met. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

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

We paid a dividend in December 2022 but do not expect to further pay any cash dividends in the near future. Following the receipt of a tax ruling from the Israeli Tax Authorities, the payment was not subject to tax withholding in Israel and the Company paid the cash capital amount in full.

Excess Tax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 721,560 for 2024, which amount is linked to the annual change in the CPI index (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027). According to new legislation, in effect as of January 1, 2025, an additional 2% excess tax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property..

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

Passive Foreign Investment Company

Based on our anticipated income and the composition of our income and assets, we do not believe we were a PFIC for our 2024 taxable year . Because the PFIC determination is highly fact intensive, there can be no assurance that we were not a PFIC in 2024 and will not be a PFIC in 2025 or any other year, as our operating results for any such years may cause us to be a PFIC. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will generally be a PFIC for U.S. federal income tax purposes for any taxable year after applying certain look-through rules with respect to the income and assets of subsidiaries if either:

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a valid mark-to-market election for our Ordinary Shares, you will include in income for each year that we are treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of our Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of our Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on our Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of our Ordinary Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on our Ordinary Shares, as well as to any loss realized on the actual sale or disposition of our Ordinary Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such Ordinary Shares previously included in income. Your basis in our Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions we make would generally be subject to the rules discussed below under “- Taxation of dividends and other distributions on our Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply.

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

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of any distributions we make to you (including the amount of any tax withheld) with respect to our Ordinary Shares generally will be includible in your gross income as dividend income on the date of your receipt, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and then, to the extent such excess amount exceeds your tax basis in your Ordinary Shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles . Therefore, you should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

Our interest rate risk exposure is in respect to bank deposits, which expose us to risk due to changes in fair value interest rates. As of December 31, 2024, these deposits carried relatively low interest rates and under these low interest rates, reasonable changes in interest rates are expected to have negligible impact on the fair value of these assets.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

General

The following is a summary description of the ADSs and does not purport to be complete. Each ADS represents 40 Ordinary Shares (or a right to receive 40 Ordinary Shares) deposited with The Bank of New York Mellon, located in Manchester, as custodian for The Bank of New York Mellon as the Depositary. Each ADS also represents any other securities, cash or other property which may be held by the Depositary. The Depositary’s office at which the ADSs will be administered is located at 240 Greenwich Street, New York, New York 10286.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024. The term “disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to the our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management concluded that, as of December 31, 2024, the Company’s internal control over financial reporting was effective.

(c) Attestation Report of the Registered Public Accounting Firm

Not applicable.

(d) Changes in internal control over financial reporting

There were no changes in internal control over financial reporting during the year ended December 31, 2024, that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and services

Brightman Almagor Zohar and Co., Certified Public Accountant (Isr.), a firm in the Deloitte Global Network, has served as our principal independent registered public accounting firm for the years ended December 31, 2024, and 2023.

The following table provides information regarding consolidated fees related to Brightman Almagor Zohar and Co., for all services, including audit services, for the year ended December 31, 2024, and for the year ended December 31, 2023:

	Year Ended December 31, 2024	Year Ended December 31, 2023
	(USD in thousands)
Audit fees(1)	437	717
Audit-Related Fees(2)	80	50
Tax fees(3)	91	68
Total	608	835

(1)

Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC. (These fees do not include audit services provided for Charging Robotics, by CPA Elkana Amitai).

For the year ended December 31, 2024, audit fees included are for Xylo Technologies, Eventer, Gix Internet,Jeffs’ Brands (until the deconsolidation on January 28,2024) and Charging Robotics (excluding services provided by CPA Elkana Amitai for Charging Robotics).

For the year ended December 31, 2023, audit fees included are for Xylo Technologies, Eventer, Gix Internet and Jeffs’ Brands.

(2)

Includes mainly offering costs and related services by the principal accountant that are reasonably related to the performance of the audit or review of the registrant’s financial statements (excluding services provided by CPA Elkana Amitai for Charging Robotics).

For the year ended December 31, 2024, audit related fee included Xylo Technologies, Eventer, Gix Internet, Jeffs’ Brands (until the deconsolidation on January 28,2024) and Charging Robotics (excluding services provided by CPA Elkana Amitai for Charging Robotics).

For the year ended December 31, 2023, audit related fee included Xylo Technologies, Eventer, Gix Internet and Jeffs’ Brands.

(3)	Represents fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions (excluding services provided by CPA Elkana Amitai for Charging Robotics).

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy that governs the purchase, sale and other dispositions of the Company’s securities by senior management, directors and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our insider trading policy is filed as Exhibit 11.1 to this Annual Report.

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

ITEM 19. EXHIBITS

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Articles of Association, as amended	20-F	001-37381	1.1	April 22, 2024
2.1	Form of Deposit Agreement between Medigus Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares	20-F	001-37381	2.1	May 7, 2015
2.2	Description of Securities	20-F	001-37381	2.2	April 22, 2024
4.1††	2013 Share Option and Incentive Plan	20-F	001-37381	4.6	May 7, 2015
4.2††	2023 Share Incentive Plan	20-F	001-37381	4.2	April 22, 2024
4.3††	Compensation Policy as adopted on October 30, 2025					*
4.4††	Form of Indemnification and Exculpation Undertaking	20-F	001-37381	4.15	May 7, 2015
4.5	Loan Agreement by and between the Company and Gix Internet Ltd. dated October 12, 2021	20-F	001-37381	4.6	May 3, 2023
4.6	Amendment to the Loan Agreement by and between the Company and Gix Internet Ltd. dated August 25, 2022, and effective as of July 1, 2022	20-F	001-37381	4.7	May 3, 2023
4.7	Amendment to the Loan Agreement by and between the Company and Gix Internet Ltd. dated August 29, 2023, and effective as of July 1, 2023	20-F	001-37381	4.9	April 22, 2024
4.8	Amendment to the Loan Agreement by and between the Company and Gix Internet Ltd. dated November 8, 2023	20-F	001-37381	4.10	April 22, 2024
4.9	Amendment to the Loan Agreement by and Between the Company and Gix Internet Ltd. dated January 1, 2024	20-F	001-37381	4.11	April 22, 2024
4.10	Share Purchase Agreement, by and among the Company, Parazero, Delta Drone International Ltd., L.I.A Pure Capital Ltd. and other entities listed therein., dated January 28, 2022	20-F	001-37381	4.8	May 3, 2023
4.11	Securities Exchange Agreement by and between Medigus Ltd., the additional shareholders of Charging Robotics Ltd. and Fuel Doctor Holdings, Inc. dated March 28, 2023	20-F	001-37381	4.9	May 3, 2023
4.12	Summary of Agreement by and among the Company, Metagramm Software Ltd. and others listed therein, dated April 13, 2023	20-F	001-37381	4.14	April 22, 2024
4.13	Share Purchase Agreement, by and between the Company, Polyrizon Ltd. and other investors, dated June 20, 2023	20-F	001-37381	4.15	April 22, 2024
4.14	Operating Agreement by and between the Company and Zig Investment Group LLC, dated September 13, 2023	20-F	001-37381	4.16	April 22, 2024
4.15	Loan Agreement by and between Viewbix Ltd. and the Lenders listed therein, dated November 15, 2023,	20-F	001-37381	4.17	April 22, 2024
4.16	Private Placement Agreement by and between the Company and Gix Internet, dated December 11, 2023	20-F	001-37381	4.18	April 22, 2024
4.17	Amendment to the Loan Agreement by and between the Company and Gix Internet Ltd. dated August 22, 2024					*
4.18	Amendment to the Loan Agreement by and between the Company and Gix Internet Ltd. dated October 6, 2024					*
4.19	Amendment to the Loan Agreement by and between the Company and Gix Internet Ltd. dated January 26, 2025					*
4.20	Warrants Purchase Agreement by and between the Company and an institutional investor, dated November 15, 2024	6-K	001-37381	10.1	November 15, 2024

8.1	List of Subsidiaries					*
11.1	Xylo Technologies Ltd. Insider Trading Policy					*
12.1	Certification of Chief Executive Officer as required by rule 13a-14(a)(1)					**
12.2	Certification of Chief Financial Officer as required by rule 13a-14(a)					**
13.1	Certification of Chief Executive Officer as required by rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code					**
13.2	Certification of Chief Financial Officer as required by rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code					**
15.1	Consent of Brightman Almagor Zohar & Co., Certified Public Accountant (Isr.), a firm in the Deloitte Global Network, independent registered public accounting firm for Xylo Technologies Ltd.					*
97	Clawback Policy	20-F	001-37381	97	April 22, 2024
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Inline XBRL for the cover page of this Annual Report on Form 20-F (embedded within the Inline XBRL document)					**

*	Filed herewith.

**	Furnished herewith.

†	Certain confidential information contained in this exhibit, marked by brackets, was omitted because it is both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed. “[†]” indicates where the information has been omitted from this exhibit.

††	Indicates management contract or compensatory plan or arrangement.

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

Xylo Technologies Ltd.

Date: April 30, 2025	By:	/s/ Liron Carmel
Liron Carmel
Chief Executive Officer

	By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

XYLO TECHNOLOGIES LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Xylo Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Xylo Technologies Ltd. and its subsidiaries (the “Company”) as of December 31, 2024, and 2023, and the related consolidated statements of income (loss) and other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023, and the results of its operations and its cash flows for the each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

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

Goodwill Impairment – Online Advertising & Internet Traffic Routing Reporting Unit – Refer to Note 2D and 9C to the Consolidated Financial Statements

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

During 2024, the Company recognized an impairment loss of USD 2,919 thousand for the online advertising & internet traffic routing reporting unit’s goodwill. After considering the impact of the impairment charges, the carrying amount of the online advertising & internet traffic routing reporting unit’s goodwill as of December 31, 2024, was USD 4.8 million.

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

April 30, 2025

We have served as the Company’s auditor since 2020.

(Concluded) – 1

XYLO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
	Note	2024	2023
		USD in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	6	8,753	9,357
Short term deposits	6	12	12
Restricted cash	6	58	166
Trade accounts receivable		1,942	12,320
Other receivables	7a	2,154	2,144
Inventory	8	-	2,386
Loans to associates	16b2	1,820	1,684
Loans to others	7b, 16b3	276	376
Related parties	16b1	63	59
Financial assets at fair value through profit or loss	5	5,906	3,167
		20,984	31,671

NON-CURRENT ASSETS:
Property and equipment, net		66	353
Right-of-use assets, net	10	-	496
Investments accounted for using the equity method	4B1	341	2,995
Intangible assets, net	9	14,770	27,336
Deferred tax asset	11	170	273
Financial assets at fair value through profit or loss	5	1,218	772
		16,565	32,225

TOTAL ASSETS		37,549	63,896

The accompanying notes are an integral part of these consolidated financial statements.

(Concluded) – 2

XYLO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
	Note	2024	2023
		USD in thousands

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade accounts payable	12a	5,980	13,248
Short-term loans	4F	2,530	8,982
Current maturities of long-term loans	4F	3,064	-
Short-term convertible loans	4F	773	-
Lease liabilities	10	-	102
Embedded derivatives	4F	27	-
Liability to event producers		1,256	967
Warrants at fair value issued by subsidiaries	4E, 4F	2,340	1,897
Related parties	16b5	907	909
Accrued expenses and other current liabilities	12b	1,546	3,163
		18,423	29,268

NON-CURRENT LIABILITIES:
Lease liabilities	10	-	468
Long-term loans	4F, 16b6	496	234
Deferred tax liability	11	1,024	1,465
Accrued severance pay, net		17	26
		1,537	2,193

TOTAL LIABILITIES		19,960	31,461

EQUITY:	13
Share capital – ordinary shares with no par value: authorized – December 31,2024 – 200,000,000 and December 31, 2023 – 200,000,000 shares; issued and outstanding – December 31, 2024 – 32,258,663 shares December 31, 2023 – 27,989,465 shares		-	-
Share premium		114,120	112,883
Other capital reserves		11,304	12,106
Warrants		197	197
Accumulated deficit		(107,637)	(101,610)
Equity attributable to owners of Xylo Technologies Ltd.		17,984	23,576
Non-controlling interests	4A2	(395)	8,859
		17,589	32,435

TOTAL LIABILITIES AND EQUITY		37,549	63,896

The accompanying notes are an integral part of these consolidated financial statements.

XYLO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF INCOME/LOSS AND OTHER COMPREHENSIVE INCOME/LOSS

		Year Ended December 31
	Note	2024	2023	2022
		USD in thousands
Revenues	17
Products		1,002	10,008	5,861
Services		28,856	81,716	85,997
		29,858	91,724	91,858

Cost of revenues	14
Products		927	9,019	5,059
Services		22,248	70,864	72,347
		23,175	79,883	77,406

Gross profit		6,683	11,841	14,452
Research and development expenses	14	4,917	5,888	5,221
Sales and marketing expenses	14	3,038	4,660	4,372
General and administrative expenses	14	7,222	12,108	13,440
Loss (Gain) from changes in fair value of financial assets at fair value through profit or loss	5	(3,623)	3,830	2,713
Equity losses	4B2	367	4,107	2,659
Net loss (gain) from derecognition of investments accounted for using the equity method	4C, 4L	(140)	2,227	(169)
Impairment of goodwill and other intangible assets	9	2,919	1,812	-
Amortization of excess purchase price of associates	4P	-	530	-
Operating loss		(8,017)	(23,321)	(13,784)

Loss from deconsolidation of Jeffs’ Brands	4E	1,318	-	-
Gain from initial recognition of assets and liabilities upon consolidation of Gix Internet	4F	-	-	(2,300)
Loss (gain) from sale of investments in financial assets at fair value through profit or loss and investments accounted for using the equity method		(10)	-	127
Other income, net		-	(329)	(45)
Changes in fair value of warrants issued to investors		-	(396)	(159)
Changes in fair value of warrants issued to third party investors by subsidiaries	5	53	(2,322)	(3,619)
Loss in connection with issuance of warrants by Viewbix Inc,	4F	1,833	-	-
Financial loss, net		1,051	1,532	2,309
Loss before taxes on income		(12,262)	(21,806)	(10,097)
Tax expense (benefit)	11	(257)	(74)	111
Net loss for the year		(12,005)	(21,732)	(10,208)

Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Share of other comprehensive income (loss) of consolidated subsidiaries and associates accounted for using the equity method		(118)	(121)	460
Total comprehensive loss for the year		(12,123)	(21,853)	(9,748)

Net loss for the year is attributable to:
Owners of Xylo Technologies Ltd.		(6,027)	(16,025)	(9,815)
Non-controlling interests		(5,978)	(5,707)	(393)
		(12,005)	(21,732)	(10,208)
Total comprehensive loss for the year is attributable to:
Owners of Xylo Technologies Ltd.		(6,015)	(16,210)	(9,503)
Non-controlling interests		(6,108)	(5,643)	(245)
		(12,123)	(21,853)	(9,748)
Loss per ordinary share attributed to Xylo Technologies Ltd.
Basic	15	(0.20)	(0.63)	(0.4)
Diluted	15	(0.20)	(0.63)	(0.4)

Weighted average ordinary shares outstanding (in thousands)
Basic		29,756	25,292	24,385
Diluted		29,756	25,292	24,385

The accompanying notes are an integral part of these consolidated financial statements.

XYLO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Equity attributable to owners of Xylo Technologies Ltd.
	Note	Ordinary shares	Share premium	Capital reserves from options granted	Other reserves	Capital reserves from transactions with non- controlling interests	Currency translation differences	Warrants	Accumulated deficit	Total	Non- controlling interests	Total equity
		USD in thousands
BALANCE AS OF JANUARY 1, 2024		-	112,883	2,787	1,239	8,955	(875)	197	(101,610)	23,576	8,859	32,435

Net loss for the year									(6,027)	(6,027)	(5,978)	(12,005)
Other comprehensive income (loss) for the year							12			12	(130)	(118)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR							12		(6,027)	(6,015)	(6,108)	(12,123)

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares by Viewbix Inc.	4F	-	-	-	-	(969)	-	-	-	(969)	1,710	741
Issuance of shares by Charging Robotics Inc.	4K	-	-	-	-	290	-	-	-	290	120	410
Issuance of shares in consideration for Eventer shares	4D	-	250	-	-	(464)	-	-	-	(214)	214	-
Issuance of prefunded warrants	13a	-	932	-	-	-	-	-	-	932	-	932
Deconsolidation of Jeffs’ Brands	4E	-	-	-	-	-	-	-	-	-	(5,245)	(5,245)
Subsidiaries’ share-based compensation to employees and service providers		-	-	-	-	-	-	-	-	-	55	55
Share based compensation to employees and service providers	13b	-	36	348	-	-	-	-	-	384	-	384
Expiration of options	13b, 13c	-	19	(19)	-	-		-	-	-	-	-
							-
TOTAL TRANSACTIONS WITH SHAREHOLDERS		-	1,237	329	-	(1,143)	12	-	(6,027)	(5,592)	(9,254)	(14,846)

BALANCE AS OF DECEMBER 31, 2024		-	114,120	3,116	1,239	7,813	(863)	197	(107,637)	17,984	(395)	17,589

The accompanying notes are an integral part of these consolidated financial statements.

XYLO TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Equity attributable to owners of Xylo Technologies Ltd.
	Note	Ordinary shares	Share premium	Capital reserves from options granted	Other reserves	Capital reserves from transactions with non- controlling interests	Currency translation differences	Warrants	Accumulated deficit	Total	Non- controlling interests	Total equity
		USD in thousands
BALANCE AS OF JANUARY 1, 2023		-	111,322	3,260	949	9,689	(690)	197	(85,586)	39,141	15,548	54,689

Net loss for the year		-	-	-	-	-	-	-	(16,025)	(16,025)	(5,707)	(21,732)
Other comprehensive income (loss) for the year		-	-	-	-	-	(185)	-	-	(185)	64	(121)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		-	-	-	-	-	(185)	-	(16,025)	(16,210)	(5,643)	(21,853)

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares in consideration for investments		-	314	-	-	-	-	-	-	314	-	314
Subsidiaries’ share-based compensation to employees and service providers		-	-	-	-	-	-	-	-	-	244	244
Share based compensation to employees and service providers		-	185	590	-	-	-	-	-	775	-	775
Dividends declared by subsidiaries		-	-	-	-	-	-	-	-	-	(153)	(153)
Deemed issuance of shares by a subsidiary		-	-	-	-	143	-	-	-	143	322	465
Deemed stock exchange listing expenses		-	-	-	290	-	-	-	-	290	-	290
Issuance of warrants and shares by Gix Internet		-	-	-	-	(226)	-	-	-	(226)	226	-
Issuance of shares by Jeffs’ Brands		-	-	-	-	(129)	-	-	-	(129)	418	289
Transaction with non-controlling interest by Gix Internet		-	-	-	-	(522)	-	-	-	(522)	(2,103)	(2,625)
Expiration of options		-	1,062	(1,063)	-	-	-	-	1	-	-	-
TOTAL TRANSACTIONS WITH SHAREHOLDERS		-	1,561	(473)	290	(734)	-	-	1	645	(1,046)	(401)

BALANCE AS OF DECEMBER 31, 2023		-	112,883	2,787	1,239	8,955	(875)	197	(101,610)	23,576	8,859	32,435

The accompanying notes are an integral part of these consolidated financial statements.

XYLO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Equity attributable to owners of Xylo Technologies Ltd.
	Note	Ordinary shares	Share premium	Capital reserves from options granted	Other reserves	Capital reserves from transactions with non- controlling interests	Currency translation differences	Warrants	Accumulated deficit	Total	Non- controlling interests	Total equity
		USD in thousands
BALANCE AS OF JANUARY 1, 2022		-	110,562	2,579	634	10,408	(1,002)	197	(74,188)	49,190	2,243	51,433

Net loss for the year		-	-	-	-	-	-	-	(9,815)	(9,815)	(393)	(10,208)
Other comprehensive income		-	-	-	-	-	312	-	-	312	148	460
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE YEAR		-	-	-	-	-	312	-	(9,815)	(9,503)	(245)	(9,748)

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of warrants and shares by Gix Internet		-	-	-	-	(567)	-	-	-	(567)	682	115
Deemed contributions to Jeffs’ Brands		-	-	-	148	(598)	-	-	-	(450)	743	293
Issuance of shares in consideration for investments		-	900	-	-	-	-	-	-	900	-	900
Issuance of shares by Eventer		-	-	-	-	(12)	-	-	-	(12)	11	(1)
Consolidation of Gix Internet		-	(144)	-	-	-	-	-	-	(144)	7,849	7,705
Subsidiaries’ share-based compensation to employees and service providers		-	-	-	-	-	-	-	-	-	102	102
Share based compensation to employees and service providers		-	-	685	-	-	-	-	-	685	-	685
Amendment of long-term related party payable by Eventer		-	-	-	167	-	-	-	-	167	253	420
Issuance of shares and warrants by Jeffs’ Brands upon completion of IPO		-	-	-	-	504	-	-	-	504	5,885	6,389
Dividend		-	-	-	-	-	-	-	(1,583)	(1,583)	-	(1,583)
Dividends declared by subsidiaries		-	-	-	-	-	-	-	-	-	(2,021)	(2,021)
Reorganization transaction by Gix Internet		-	-	-	-	(46)	-	-	-	(46)	46	-
Expiration of options		-	4	(4)	-	-	-	-	-	-	-	-
TOTAL TRANSACTIONS WITH SHAREHOLDERS		-	760	681	315	(719)	-	-	(1,583)	(546)	13,550	13,004

BALANCE AS OF DECEMBER 31, 2022		-	111,322	3,260	949	9,689	(690)	197	(85,586)	39,141	15,548	54,689

The accompanying notes are an integral part of these consolidated financial statements.

(Continued) – 1

XYLO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2024	2023	2022
	USD in thousands
CASH FLOWS USED IN OPERATING ACTIVITIES:
Cash flows used in operations (see Appendix A)	(1,013)	(4,670)	(4,428)
Dividend received	-	-	171
Interest paid	(690)	(953)	(1,019)
Income tax paid	(121)	(624)	(380)
Net cash flow used in operating activities	(1,824)	(6,247)	(5,656)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
Purchase of property and equipment	(12)	(51)	(74)
Investments and acquisitions of associates (note 4)	(564)	(5,241)	(1,895)
Acquisitions of investments at fair value through profit or loss (note 5)	(330)	(83)	(3,204)
Deconsolidation of Jeffs’ Brands (Appendix B and note 4E)	(142)	-	-
Consolidation of subsidiaries upon gain of control (Appendix C and note 4F)	-	-	2,737
Purchase of intangible assets (note 10 and supplemental disclosure of cash flow information)	-	(1,696)	-
Loans to associates (note 17b2)	-	(1,870)	(660)
Loans to others (note 7b)	-	(250)	(1,018)
Proceeds from sale of financial assets at fair value through profit or loss and securities of an associate (note 4C and note 5)	3,324	6,102	453
Repayment of loans to associates (note 4L)	-	785	-
Changes in short term deposits and restricted cash	108	866	(815)
Net cash flow used in investing activities	2,384	(1,438)	(4,476)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants by subsidiaries, net of issuance costs (note 4E, note 4F)	-	-	12,567
Cash paid to non-controlling interests by Viewbix Inc. (note 4F)	-	(2,625)	-
Proceeds from deemed issuance of shares by Charging Robotics Ltd. (note 4K)	-	466	-
Receipt of short-term loans (note 4E, note 4F)	1,302	1,230	1,752
Receipt of short-term convertible loans (note 4F)	630	-	-
Repayment of short-term loans (note 4E, note 4F)	(3,967)	(1,311)	(2,520)
Receipt of long-term loans (note 4E)	-	1,780	-
Repayment of long-term loans (note 4F)	(510)	(1,811)	(1,974)
Repayment of related party debt (note 4D)	-	-	(163)
Proceeds from issuance of common stock in a private placement offering by Charging Robotics Inc. (note 4K)	410	-	-
Issuance of shares and warrants in connection with a private placement issued by Viewbix Inc. (note 4F)	246	-	-
Dividend paid to shareholders	-	-	(1,583)
Dividend paid to non-controlling interests (note 4F)	-	(728)	(2,603)
Principal elements of lease liability	(41)	(150)	(66)
Proceeds from issuance of prefunded shares, net of issuances costs (note 13)	932	-	-
Net cash flow from (used in) financing activities	(998)	(3,149)	5,410

DECREASE IN CASH AND CASH EQUIVALENTS	(438)	(10,834)	(4,722)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	9,357	20,065	24,025
GAINS (LOSSES) FROM EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(166)	126	762
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	8,753	9,357	20,065

The accompanying notes are an integral part of these consolidated financial statements.

(Continued) – 2

XYLO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

APPENDIX A TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS:

	For the year ended December 31,
	2024	2023	2022
	USD in thousands
NET CASH USED IN OPERATIONS:

Loss for the year before taxes on income	(12,262)	(21,806)	(10,097)
Adjustment in respect of:
Depreciation and amortization	3,705	3,979	3,237
Loss (Gain) from changes in fair value of financial assets at fair value through profit or loss	(3,623)	3,830	2,713
Viewbix June 2024 Facility Agreement (note 4F and note 5)	2,286	-	-
Changes in fair value of warrants (note 5)	31	(2,718)	(3,778)
Equity losses	367	4,107	2,659
Net loss (Gain) from derecognition of investments accounted for using the equity method	(140)	2,227	(169)
Finance expenses, net	880	105	2,254
Amortization of excess purchase price of associates	-	530	-
Dividend received	-	-	(171)
Interest received	-	-	-
Interest paid	690	953	1,019
Income tax paid	121	624	380
Share based compensation to employees and service providers	384	1,019	787
Gain from initial recognition of assets and liabilities upon consolidation of Gix Internet (note 4F)	-	-	(2,300)
Loss from deconsolidation of Jeffs’ Brands (note 4E)	1,318	-	-
Loss (Gain) from sales of investments (note 5)	(10)	-	155
Impairment of goodwill and other intangible assets	2,919	1,812	-

CHANGES IN OPERATING ASSET AND LIABILITY ITEMS:
Decrease (Increase) in trade accounts receivable	10,206	9,126	(7,838)
Decrease (Increase) in inventory	161	(595)	(564)
Decrease (Increase) in other current assets	226	(209)	(122)
Decrease in deferred offering costs	-	-	1,763
Increase (Decrease) in trade accounts payable	(6,833)	(8,124)	5,837
Decrease in accrued compensation expenses	(8)	(99)	(22)
Increase (Decrease) in accrued expenses and other current liabilities	(1,431)	569	(171)
CASH FLOWS USED IN OPERATIONS	(1,013)	(4,670)	(4,428)

The accompanying notes are an integral part of these consolidated financial statements.

XYLO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	For the year ended December 31,
	2024	2023	2022
	USD in thousands
Right of use assets obtained in exchange for lease liabilities	-	46	152
Non-cash investments in securities	100	598	900
Non-cash sale and purchase of securities (note 4J)		1,129	-
Consideration payable by Jeffs’ Brands to sellers of intangible assets (note 4E)	-	430	-
Conversions of loans into shares (note 4H, note 4L and note 4P)	-	1,686	-
Purchase of a software license on credit (note 4D)	-	-	35
Dividend included in other payables	-	-	580
Decrease in long-term related party payable in exchange for advertising services (note 4D)	-	-	656
Substantial modification of shareholders loans recorded in equity	-	-	222
Issuance of ordinary shares upon conversion of shareholders loans	-	-	587
Deemed extinguishment and re-issuance of debt by Viewbix Inc. (note 4F)	290
Derecognition of right of use asset and lease liability upon lease termination (note 4F)	389
Deferred debt issuance costs paid in shares (note 4F)	484	-	-
Deferred debt issuance costs paid in warrants (note 4F)	298	-	-

APPENDIX B TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS:

As of January 28, 2024
USD in thousands
Deconsolidation of Jeffs’ Brands (note 4E):

Net working capital other than cash	(1,075)
Property and equipment, net	(58)
Investments accounted for using the equity method	(1,927)
Intangible assets, net	(6,551)
Financial assets at fair value through profit or loss	(50)
Deferred tax asset	(231)
Lease liabilities	45
Warrants at fair value issued by Jeffs’ Brands	1,874
Derecognition of non-controlling interests	5,245
Recognition of Jeffs’ Brands shares as financial assets at fair value	1,393
Recognition of Jeffs’ Brands warrants as financial assets at fair value	159
Loss arising from deconsolidation	1,318
Net cash deconsolidated upon loss of control	142

XYLO TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

APPENDIX C TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS:

February 28,
2022
Consolidation of Gix Internet upon gain of control:
Net working capital other than cash	646
Intangible assets	17,705
Accrued severance pay, net	(126)
Derecognition of investments accounted for using the equity method	(4,606)
Deferred tax liability	(1,999)
Rights of use assets, property and equipment, net	888
Lease liabilities	(570)
Non-controlling interests	(7,849)
Short- term borrowings	(6,296)
Long- term borrowings	(6,394)
Goodwill	8,164
Gain arising from consolidation upon gain of control	(2,300)
Net cash acquired	(2,737)

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL

A.	Xylo Technologies Ltd. (the “Company” or “Xylo Technologies”) was incorporated under the laws of the State of Israel on December 9, 1999. The Company’s registered office and principal place of business is located in Israel. The address of its registered office is Hanehoshet 10, Tel-Aviv POB 6971072, Israel.

On April 1, 2024, the Company changed its name from Medigus Ltd. to Xylo Technologies Ltd.

The Company, together with its subsidiaries and associates, operate in the technology sector, focusing primarily on internet related activities, including ad tech and online events management, as well as on electric vehicle wireless charging solutions.

Additionally, the Company is engaged in the licensing of intellectual property relating to its legacy product, the Medigus Ultrasonic Surgical Endostapler (“MUSE”), to Golden Grand Medical Instruments Ltd., a China based medical services provider, and in the investment of its excess cash resources, primarily in equity securities.

“Group” – the Company together with Charging Robotics Inc., GERD IP Inc., Eventer Technologies Ltd. and Gix Internet Ltd.

“Subsidiaries” – entities under the control of the Company.

GERD IP Inc.

As of December 31, 2024, and 2023, the Company held 90% of the issued and outstanding share capital of GERD IP Inc. (“GERD IP”).

For additional information, see note 4N.

Eventer Technologies Ltd.

As of December 31, 2024, and 2023, the Company held approximately 58.4% and 46.21% of the issued and outstanding share capital of Eventer Technologies Ltd. (“Eventer”), respectively.

For additional information, see note 4D.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL: (continued)

A.	(continued)

Gix Internet Ltd.

As of December 31, 2024, and 2023, the Company held 45.74% of the issued and outstanding share capital of Gix Internet Ltd. (“Gix Internet”).

For additional information, see note 4F.

Charging Robotics Inc.

As of December 31, 2024, and 2023, the Company held 64.36% and 67% of the issued and outstanding common stock of Charging Robotics Inc., respectively.

For additional information, see notes 4I and 4K.

Jeffs’ Brands Ltd.

As of December 31, 2023, the Company held 34.11% of the issued and outstanding share capital of Jeffs’ Brands Ltd. (“Jeffs’ Brands”).

On January 25, 2024, Jeffs’ Brands entered into a private placement transaction with certain institutional investors for aggregate gross proceeds of approximately USD 7,275 thousand.

The Company did not participate in the private placement and as a result its holdings in Jeffs’ Brands decreased to 13.37% of Jeffs’ Brands issued and outstanding share capital, which resulted in loss of control in Jeffs’ Brands as of January 28, 2024. Accordingly, Jeffs’ Brands was deconsolidated as of such date.

As of December 31, 2024, the Company held 1.86% of the issued and outstanding share capital of Jeffs’ Brands

For additional information, see note 4E.

XYLO TECHNOLOGIES LTD.

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL: (continued)

A.	(continued)

Interests in other entities

As of December 31, 2024, the Company also held 5.7% in Parazero Technologies Ltd. (“Parazero”) (see note 4L), 19.7% in Laminera Flow Optimization Ltd. (“Laminera”) (see note 4M), 13.14% in Solterra Eneregy Ltd. (formerly known as A.I. Conversation Systems Ltd.) (“Solterra Energy”) (see note 4P), 19.99% in Metagramm Software Ltd. (“Metagramm”) (see note 4O) and 60% in Zig Miami 54 LLC (“Zig Miami 54”) (see note 4G).

B.

As of the approval date of these consolidated financial statements, the Company has cash and cash equivalents in the amount of USD 6 million. The Company anticipates such cash and cash equivalents will provide sufficient liquidity for more than a twelve-month period from the date of these consolidated financial statements.

However, since inception, the Company’s activities have been funded mainly by its shareholders. Furthermore, in the recent years the Company has suffered recurring losses from operations, negative cash flows from operating activities, and has an accumulated deficit as of December 31, 2024.

As such, the Company’s ability to continue operating may be dependent on several factors, mainly its ability to raise sufficient additional funding, which may not necessarily be available to the Company or provide the Company with sufficient funds to meet its objectives.

During the year ended December 31, 2024, Viewbix Inc., Gix Internet’s subsidiary, experienced a decrease in its revenues from the digital content and search segments, as a result of a decrease in user traffic acquired from third party advertising platforms, an industry-wide decrease in advertising budget, changes and updates to internet browsers’ technology, which adversely impacted Viewbix’s Inc. ability to acquire traffic in the search segment and a decrease in revenues from routing of traffic acquired from third-party strategic partners in the search segment, as a result of lack of availability of suppliers credit from such third party strategic partners.

The decline in revenues and other circumstances described above raise substantial doubts about Viewbix Inc.’s ability to continue as a going concern during the 12-month period following the issuance date of these financial statements. The Company has no contractual obligations to support Viewbix Inc.

C.	Iron Swords War

 On October 7, 2023, following the brutal attacks on Israel by Hamas, a terrorist organization located in the Gaza Strip that infiltrated Israel’s southern border and conducted a series of attacks on civilian and military targets, Israel’s security cabinet declared war (the “War”). Following the commencement of the War, hostilities also intensified between Israel and Hezbollah, a terrorist organization located in Lebanon. Hostilities between Israel and Hezbollah eventually led to an Israeli invasion of southern Lebanon and eventual ceasefire with Lebanon. The War led to a reduction of business activities in Israel, evacuation of residences located in the northern and southern borders of Israel, a significant call up of military reserves and lower availability of work force.

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

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – MATERIAL ACCOUNTING POLICY INFORMATION:

A.	Basis of accounting

The financial statements of the Group have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

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

The consolidated financial statements were authorized for issue by the Board of Directors on April 29, 2025.

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

XYLO TECHNOLOGIES LTD.

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

Goodwill is not amortized but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or groups of cash-generating units) expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. For more information, see note 9.

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

XYLO TECHNOLOGIES LTD.

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

The functional currency and the presentation currency

The reporting and functional currency of the Company and each of its subsidiaries, GERD IP and Charging Robotics Inc. is USD while Eventer and Gix Internet is NIS.

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

XYLO TECHNOLOGIES LTD.

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

XYLO TECHNOLOGIES LTD.

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

XYLO TECHNOLOGIES LTD.

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

XYLO TECHNOLOGIES LTD.

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

XYLO TECHNOLOGIES LTD.

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

XYLO TECHNOLOGIES LTD.

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

XYLO TECHNOLOGIES LTD.

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

XYLO TECHNOLOGIES LTD.

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

XYLO TECHNOLOGIES LTD.

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

XYLO TECHNOLOGIES LTD.

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

XYLO TECHNOLOGIES LTD.

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

XYLO TECHNOLOGIES LTD.

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

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – MATERIAL ACCOUNTING POLICY INFORMATION: (continued)

S.	New and amended IFRS Accounting Standards that are effective for the current year

In the current year, the Group has applied a number of amendments to IFRS Accounting Standards issued by the International Accounting Standards Board (IASB) that are mandatorily effective for an accounting period that begins on or after 1 January 2024. Their adoption has not had any material impact on the disclosures or on the amounts reported in these consolidated financial statements.

Amendments to IAS 1 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current

The Group has adopted the amendments to IAS 1, published in January 2020, for the first time in the current year.

The amendments affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items.

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

Amendments to IAS 1 – Non-current Liabilities with Covenants

The Group has adopted the amendments to IAS 1, published in November 2022, for the first time in the current year.

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

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – MATERIAL ACCOUNTING POLICY INFORMATION: (continued)

T.	New and revised IFRS Accounting Standards in issue but not yet effective

At the date of authorization of these consolidated financial statements, the Group has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective.

Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates titled Lack of Exchangeability

The amendments specify how to assess whether a currency is exchangeable, and how to determine the exchange rate when it is not.

The amendments state that a currency is exchangeable into another currency when an entity is able to obtain the other currency within a time frame that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations.

An entity assesses whether a currency is exchangeable into another currency at a measurement date and for a specified purpose. If an entity is able to obtain no more than an insignificant amount of the other currency at the measurement date for the specified purpose, the currency is not exchangeable into the other currency.

The assessment of whether a currency is exchangeable into another currency depends on an entity’s ability to obtain the other currency and not on its intention or decision to do so.

When a currency is not exchangeable into another currency at a measurement date, an entity is required to estimate the spot exchange rate at that date. An entity’s objective in estimating the spot exchange rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions.

The Group anticipates that the application of these amendments will not have an impact on the Group’s consolidated financial statements in future periods.

IFRS 18 Presentation and Disclosures in Financial Statements

IFRS 18 replaces IAS 1, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some IAS 1 paragraphs have been moved to IAS 8 and IFRS 7. Furthermore, the IASB has made minor amendments to IAS 7 and IAS 33 Earnings per Share.

IFRS 18 introduces new requirements to:

●	present specified categories and defined subtotals in the statement of profit or loss

●	provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements

●	improve aggregation and disaggregation.

An entity is required to apply IFRS 18 for annual reporting periods beginning on or after 1 January 2027, with earlier application permitted. The amendments to IAS 7 and IAS 33, as well as the revised IAS 8 and IFRS 7, become effective when an entity applies IFRS 18. IFRS 18 requires retrospective application with specific transition provisions.

The Group anticipates that the application of these amendments may have an impact on the Group’s consolidated financial statements in future periods.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – MATERIAL ACCOUNTING POLICY INFORMATION: (continued)

T.	New and revised IFRS Accounting Standards in issue but not yet effective (continued)

IFRS 19 Subsidiaries without Public Accountability: Disclosures

IFRS 19 permits an eligible subsidiary to provide reduced disclosures when applying IFRS Accounting Standards in its financial statements.

A subsidiary is eligible for the reduced disclosures if it does not have public accountability and its ultimate or any intermediate parent produces consolidated financial statements available for public use that comply with IFRS Accounting Standards.

An entity is only permitted to apply IFRS 19 if, at the end of the reporting period:

●	it is a subsidiary (this includes an intermediate parent)

●	it does not have public accountability, and

●	its ultimate or any intermediate parent produces consolidated financial statements available for public use that comply with IFRS Accounting Standards.

A subsidiary has public accountability if:

●	its debt or equity instruments are traded in a public market or it is in the process of issuing such instruments for trading in a public market (a domestic or foreign stock exchange or an over-the-counter market, including local and regional markets), or

●	it holds assets in a fiduciary capacity for a broad group of outsiders as one of its primary businesses (for example, banks, credit unions, insurance entities, securities brokers/dealers, mutual funds and investment banks often meet this second criterion).

Eligible entities can apply IFRS 19 in their consolidated, separate or individual financial statements. An eligible intermediate parent that does not apply IFRS 19 in its consolidated financial statement may do so in its separate financial statements.

The Group does not anticipate that IFRS 19 will be applied for purposes of the consolidated financial statements of the Group.

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

XYLO TECHNOLOGIES LTD.

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

Impairment of Intangible Assets

During 2024, the Group recognized an impairment loss of USD 2,919 thousand for the online advertising & internet traffic routing reporting unit’s goodwill, reducing the book value of goodwill to USD 4.8 million as of December 31, 2024. The Group’s quantitative goodwill impairment test involves the comparison of the fair value of each reporting unit to its carrying value. In estimating the fair value of the online advertising & internet traffic routing reporting unit (Gix Internet) the Group used the income approach method, which requires management to make significant estimates and assumptions related to future cash flows and discount rates.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES:

A.	Investments in subsidiaries:

1.	Additional information about Subsidiaries held by the Company:

General information

	Main place of the business	Ownership rights held by the Company	Ownership rights held by non- controlling interests
December 31, 2024
Eventer	Israel	58.44%	41.56%
Charging Robotics Inc.	USA	63.75%	36.25%
GERD IP	USA	90%	10%
Gix Internet	Israel	45.74%	54.26%

	Main place of the business	Ownership rights held by the Company	Ownership rights held by non- controlling interests
December 31, 2023
Jeffs’ Brands	Israel	34.11%	65.89%
Eventer	Israel	46.21%	53.79%
Charging Robotics Inc.	USA	67%	33%
GERD IP	USA	90%	10%
Gix Internet	Israel	45.75%	54.25%

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

A.	Investments in subsidiaries: (continued)

2.	Information related to non-controlling interests:

Balance of non-controlling interests:

	December 31, 2024	December 31, 2023
	USD in thousands
Eventer	446	371
Jeffs’ Brands	-	5,628
Gix Internet	(878)	2,642
GERD IP	57	57
Charging Robotics Inc.	(20)	161
	(395)	8,859

Net income (loss) attributed to non-controlling interests:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	USD in thousands

Eventer	(151)	(383)	(691)
Jeffs’ Brands (**)	(383)	(1,989)	(396)
Gix Internet	(5,123)	(3,085)	(*) 687
GERD IP	-	-	7
Charging Robotics Inc.	(321)	(250)	-
	(5,978)	(5,707)	(393)

(*)	For the period from February 28, 2022, until December 31, 2022. For additional information see note 4F.

(**)	For the period from January 1, 2024, until January 28, 2024. For additional information see note 4E.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

A.	Investments in subsidiaries: (continued)

3.	Summarized financial information of material subsidiaries:

The summarized financial information below is prior to eliminating intragroup balances and transactions.

Gix Internet:

	December 31, 2024	December 31, 2023
	USD in thousands (*)
Current assets	3,826	14,400
Non-current assets	14,516	20,778
Current liabilities	16,798	23,555
Non-current liabilities	1,471	2,168

(*)	Translated according to the exchange rates at the date of each statement of financial position.

	Year ended December 31, 2024	Year ended December 31, 2023	February 28, 2022 – December 31, 2022 (**)
	USD in thousands (***)
Revenues	26,941	79,613	83,532
Net income (loss) for the period	(10,019)	(4,971)	414
Total comprehensive income (loss) for the period	(116)	(4,791)	913
Cash flows from operating activities	1,302	678	4,232
Cash flows from investing activities	119	19	13
Cash flows used in financing activities	(2,662)	(3,113)	(3,309)
Net increase (decrease) in cash and cash equivalents	(1,241)	(2,416)	809

(**)	Gix Internet was consolidated as of February 28, 2022. For additional information see note 4F.

(***)	Translated according to the average exchange rates for each period.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

B.	Investments accounted for using the equity method:

1.	The following table summarizes the total investments accounted for using the equity method:

	December 31, 2024	December 31, 2023
	USD in thousands
Polyrizon (7)	-	499
SciSparc Nutraceuticals (2)	-	1,940
Solterra Energy (note 4P)	-	76
Revoltz (note 4I)	73	110
Zig Miami 54 (note 4G)	268	370
	341	2,995

2.	The following table summarizes the total share of loss (profit) of investments accounted for using the equity method:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	USD in thousands
Odysight.ai (1)	-	660	1,360
Gix Internet (3)	-	-	215
Parazero (4)	-	544	615
Laminera (note 4M)	-	1,176	157
SciSparc Nutraceuticals (2)	13	1,249	-
Polyrizon (7)	140	209	234
Elbit Imaging Ltd. (5)	-	-	36
Solterra Energy (6)	76	158	-
Revoltz (note 4I)	36	26	42
Zig Miami 54 (note 4G)	102	85	-
	367	4,107	2,659

(1)	Odysight.ai investment was accounted for as assets at fair value through profit or loss from March 21, 2023 (note 4C).

(2)	Jeffs’ Brands was deconsolidated on January 28, 2024, and was accounted for as assets at fair value through profit or loss from this date.

(3)	Gix Internet was consolidated from February 28, 2022 (note 4F).

(4)	Parazero investment was accounted for as assets at fair value through profit or loss from October 30, 2023 (note 4M).

(5)	Elbit Imaging Ltd. investment was accounted for as assets at fair value through profit or loss from October 18, 2022.

(6)	Solterra Energy investment was accounted for as assets at fair value through profit or loss from September 5, 2024 (note 4P).

(7)	Polyrizon investment was accounted for as assets at fair value through profit or loss from October 30, 2024 (note 4H).

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

B.	Investments accounted for using the equity method: (continued)

3.	This table summarize the Company’s rights in share capital and voting rights:

	Main place of the	Company rights in share capital and voting rights
	business	%
December 31, 2024
Laminera	Israel	19.70%
Revoltz	Israel	19.90%
Zig Miami 54	USA	60%

December 31, 2023
Laminera	Israel	19.70%
Polyrizon	Israel	38.76%
SciSparc Nutraceuticals	USA	49%
Solterra Energy	Israel	36.08%
Revoltz	Israel	19.90%
Zig Miami 54	USA	60%

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

C.	Odysight.ai

As of December 31, 2022, the Company held 27.02% of the outstanding common stock of Odysight.ai.

On March 21, 2023, Odysight.ai completed a private placement to existing stockholders, of 3,294,117 units, at a purchase price of USD 4.25 per unit, with each unit consisting of one share of Odysight.ai’s common stock and one warrant to purchase one share of Odysight.ai’s common stock at an exercise price of USD 5.50 per share. The Company did not participate in the private placement. Following the private placement, the Company’s holdings in Odysight.ai were diluted to 18.45% and the remaining holding was accounted for as investment at fair value through profit or loss (FVTPL). As a result of the transition, the Company recognized a loss of USD 2,946 thousand.

On May 17, 2023, the Company signed a stock transfer agreement to sell its entire holdings in Odysight.ai for total proceeds of approximately USD 5.7 million.

D.	Eventer

General

As of December 31, 2023, the Company held 46.21% of Eventer’s issued and outstanding common stock.

On August 27, 2024, Julian Azoulay, Eventer’s CEO exercised options to acquire ordinary shares, and as a result the Company’s holdings in Eventer decreased to 44.52%.

On December 6, 2023, the Company signed a share purchase agreement with Keshet Holdings LP (“Keshet”) to purchase its entire stake in Eventer in consideration of USD 250 thousand which will be paid in the Company’s shares. The closing of the transaction occurred on August 28, 2024. Following this transaction, the Company’s holdings in Eventer increased to 58.44% of Eventer’s issued and outstanding common stock. The transaction was recorded as transaction with non-controlling interests in the Group’s consolidated statements of changes in shareholders equity for the year ended December 31, 2024.

Exchange agreement

On October 14, 2020, the Company entered into an exchange agreement with Eventer’s shareholders, pursuant to which, during the period commencing on the second anniversary of the exchange agreement and ending fifty-four (54) months following the date of the exchange agreement, Eventer’s shareholders may elect to exchange all of their Eventer shares for ordinary shares of the Company. The Company treated the exchange agreement at the date of the business combination from accounting perspective as recognition of noncontrolling interests, in addition to the recognition of a liability in respect of a derivative (exchange options) which will be measured at fair value at each cut-off date. The changes in the fair value at each cut-off date will be recorded as a financial income/expense.

As of December 31, 2024, and December 31, 2023, the Company concluded that the fair value of this derivative is immaterial.

For more information, see contingent liabilities section below.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

D.	Eventer (continued)

Loan agreements between Eventer and the Company

On October 14, 2020, the Company signed a revolving loan agreement with Eventer, according to which, the Company granted a loan to Eventer in the amount of USD 250 thousand. Additionally, in November 2021, the Company loaned an additional amount of USD 250 thousand. The loans will bear interest at a rate equal to the higher of (i) 4% per year, or (ii) the interest rate determined by the Israeli Income Tax Ordinance [New Version] 5721-1961 and the rules and regulation promulgated thereunder.

On October 30, 2022, the Company and Eventer signed an amendment pursuant to which the maturity date of the loans between Eventer and the Company was extended to May 30, 2024. In the event Eventer issues securities in consideration of at least USD 2 million or in the event of an IPO or rights offering (the “Investment”), the outstanding loans will automatically be converted into shares. The number of shares will be calculated by dividing the outstanding balance as of the closing date of the Investment by a price per share which shall reflect a 20% discount off the lowest price per share paid in the Investment.

As of the issuance date of these financial statements, the Company and Eventer are renegotiating the terms of the loan agreement.

Contingent liabilities

a.	On December 14, 2022, a motion to certify a class action suit was filed against Eventer and two of its directors, alleging the violation of the provisions of the Prohibition of Discrimination in Products, Services, and Entry into Places of Entertainment and Public Places Law. The plaintiff claims that Eventer enables the allocation of different kinds of tickets to different groups (such as women, children etc.), thereby allowing structured discrimination. According to the opinion of Eventer’s legal counsel. the likelihood of the class action being dismissed - both in regard to Eventer and its directors - is greater than not. A preliminary hearing was held on March 18, 2025. Following the hearing, the court granted the parties a 25-day period to engage in settlement discussions in an effort to reach a mutually agreeable resolution. Negotiations took place on March 24, 2025; however, no agreement was reached. Eventer’s legal representatives subsequently informed the court that the talks had failed. Eventer is currently awaiting the scheduling of a trial date.

b.	On April 1, 2024, a lawsuit seeking declaratory judgement was filed in the District Court of Tel Aviv-Jaffa in Israel by minority shareholders of Eventer against Eventer and the Company (together, the “Defendants”). The minority shareholders of Eventer (the “Plaintiffs”), hold in aggregate 31.86% of the outstanding ordinary shares of Eventer.

The Plaintiffs allege, among others, that the Defendants violated the agreement whereby the Company acquired control of Eventer (the “Purchase Agreement”), which established a “separation” mechanism, pursuant to which certain Plaintiffs were granted an option to convert their shares in Eventer into shares of the Company. The claim alleges that the Company has violated the terms of the Purchase Agreement by refusing to negotiate Eventer’s valuation to enable certain of the Plaintiffs to exercise their option to convert their shares of Eventer into shares of the Company. The Plaintiffs seek an aggregate of NIS 8,602 thousand from the Company as consideration for the Plaintiffs’ shares in Eventer or as an alternative remedy, to convert Eventer’s shares into the Company shares for an aggregate value of NIS 8,602 thousand (approximately USD 2,348 thousand) following which all the Plaintiffs shares in Eventer would be transferred to the Company.

2.	In addition, certain of the Plaintiffs seek an aggregate of NIS 2,259 thousand from Eventer due to claims of breach of agreements (approximately USD 600 thousand).

The Company submitted its response to the District Court of Tel Aviv – Jaffa and it intends to defend its position vigorously. As of the date of issuance of these financial statements, The Company estimates the chances of a court ruling or a settlement in which the Plaintiffs will be awarded a consideration for their Eventer shares that is materially in excess of their fair value is remote. Accordingly, no loss contingency has been recorded as of December 31, 2024. See also note 20.

XYLO TECHNOLOGIES LTD.

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

In December 2021, March 2022 and December 2022, several amendments were signed between Eventer and Screenz in order to modify the terms of the agreement.

Following the last amendment in December 2022, it was determined that Screenz will have the first right to receive any money received by Eventer and resulting from a digital ticketing platform for interactive virtual events up to a total amount of USD 480 thousand. As of December 31, 2024, no revenues were generated by Eventer from interactive virtual events.

E.	Jeffs’ Brands

General

As of December 31, 2023, the Company held 34.11% of the issued and outstanding share capital of Jeffs’ Brands Ltd. (“Jeffs’ Brands”).

On January 25, 2024, Jeffs’ Brands entered into a private placement transaction with certain institutional investors for aggregate gross proceeds of approximately USD 7,275 thousand.

The Company did not participate in the private placement and as a result its holdings in Jeffs’ Brands decreased to 13.37% of Jeffs’ Brands issued and outstanding share capital, which resulted in loss of control in Jeffs’ Brands as of January 28, 2024. Accordingly, Jeffs’ Brands was deconsolidated as of such date and the remaining holdings were accounted for as financial assets at fair value through profit or loss (FVTPL). As a result, the Company recorded a loss of USD 1,318 thousand in the interim condensed consolidated statements of loss and other comprehensive income.

Throughout the period between March 2024 and December 2024, warrants were exercised by certain institutional investors. As a result, as of December 31, 2024, the Company held 1.86% of the issued and outstanding share capital of Jeffs’ Brands.

Wellution Agreement

On February 23, 2023, Jeffs’ Brands and Jeffs’ Brands Holdings, entered into a stock purchase agreement (the “Wellution Agreement”), with SciSparc Ltd. (“SciSparc”), a related party of Jeffs’ Brands, pursuant to which, on March 22, 2023, Jeffs’ Brands Holdings acquired from SciSparc 49% of the issued and outstanding common of SciSparc Nutraceuticals Inc. (“SciSparc Nutraceuticals”), a wholly-owned subsidiary of SciSparc that owns and operates Wellution, an Amazon food supplements and cosmetics brand, for approximately USD 2,989 thousand in cash (“Purchase Price”).

XYLO TECHNOLOGIES LTD.

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

Fort share purchase agreement

On March 2, 2023, Jeffs’ Brands entered into a share purchase agreement (the “Fort SPA”), with the holders (the “Sellers”), of all of the issued and outstanding share capital of Fort Products Ltd. (“Fort”), a company incorporated under the laws of England and Wales and engaged in the sale of pest control products primarily through Amazon.uk, pursuant to which, on March 9, 2023, Jeffs’ Brands acquired all of the issued and outstanding share capital of Fort, for approximately £2,000 thousand (approximately USD 2,400 thousand) in cash (the “Fort Acquisition”). As of December 31, 2023, Jeffs’ Brands had an outstanding liability to the sellers of USD 332 thousand included in accrued expenses and other current liabilities in the consolidated statements of financial position.

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

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

E.	Jeffs’ Brands (continued)

Initial Public Offering

On August 30, 2022, Jeffs’ Brands completed its initial public offering (“IPO”) on the NASDAQ. In connection with the IPO, Jeffs’ Brands issued ordinary shares and warrants (“IPO Warrants”) to purchase ordinary shares.

Jeffs’ Brands received total net proceeds of USD 13.4 million after deducting issuance costs of USD 2.1 million.

Following the IPO completion, the Company’s holdings in Jeffs’ Brands decreased to 35.94% of the issued and outstanding share capital of Jeffs’ Brands.

The IPO Warrants have a cashless exercise mechanism.

Additionally, additional warrants were issued to each qualified buyer who continued to hold at least 120,192 IPO Warrants as of November 28, 2022 (the “Additional Warrants”). Each Additional Warrant has substantially the same terms as the IPO Warrants.

Furthermore, so long as the Additional Warrants are outstanding, each Additional Warrant holder receives semi-annual payments equal to approximately 2.3% of Jeffs’ Brands gross revenues, calculated for the first and second six-month fiscal periods (“Other revenues Payment”).

The IPO Warrants and the Additional Warrants were accounted for as derivative liabilities measured at fair value through profit or loss (FVTPL) (see note 5).

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

F.	Gix Internet

General

As of December 31, 2024, and December 31, 2023, the Company held 45.74% and 45.75% of the issued and outstanding share capital of Gix Internet, respectively.

Gix Internet is the parent of Viewbix Inc. a publicly traded company which is the majority shareholder of Gix Media Ltd. (“Gix Media”). Gix Media is the majority holder of Cortex Media Group Ltd. (“Cortex”), a digital advertising platform that develops and markets a variety of technological platforms that automate, optimize and monetize digital online campaigns.

On January 5, 2025, Gix Internet entered into an agreement with a robotics company specializing in artificial intelligence autonomous robotics solutions, mainly for logistics distributions in certain medical centers, Delivers.AI Ltd. (“Delivers.AI”), and with all of Delivers.AI’s shareholders (the “Sellers”) (the “Delivers.AI Transaction”), pursuant to which Gix Interent will acquire all (100%) of the share capital of Delivers.AI from the Sellers, in exchange for the allocation of 25% of Gix Internet’s share capital to the Sellers and the allocation of 5% of Gix Internet’s share capital to the entrepreneur upon completion. Also, within the framework of the agreement, a number of milestones were determined. See note 21.

Financing Agreement with Gix Media

On October 13, 2021, Gix Media entered into a financing agreement with Bank Leumi Le Israel Ltd (“Bank Leumi”), an Israeli bank, for the provision of a line of credit in the total amount of up to USD 3,500 thousand and a long-term loan totaling USD 6,000 thousand (the “Financing Agreement”).

On July 25, 2022, Gix Media and Bank Leumi entered into an addendum to the Financing Agreement, according to which, Bank Leumi will provide Gix Media with a loan of USD 1,500 thousand, to be withdrawn at the discretion of Gix Media no later than January 31, 2023 (the “Additional Loan”).

On January 23, 2023, Gix Media acquired an additional 10% of Cortex’s capital shares increasing its holdings from 70% to 80% of Cortex's capital shares which was financed by Gix Media’s existing cash balances and by the Additional Loan received on January 17, 2023, in the amount of USD 1,500 thousand to be repaid in 42 monthly payments at an annual interest rate of SOFR + 5.37%.

On October 10, 2023, Gix Media and Bank Leumi entered into a second addendum to the Financing Agreement, according to which, Bank Leumi extended an existing monthly renewable credit line of USD 3,500 thousand (the “Gix Media Credit Line”) by one year which will expire on October 13, 2024. The amounts that are drawn from the Gix Media Credit Line bear an annual interest of SOFR + 4.05%.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

F.	Gix Internet (continued)

On June 13, 2024, Gix Media and Bank Leumi entered into a third addendum to the Financing Agreement between the parties which was effective as of May 15, 2024, pursuant to which: (i) the addendum will be effective until August 31, 2024; (ii) Viewbix Inc. is obligated to transfer to Gix Media USD 600 thousand; (iii) a new covenant, measured by reference to positive EBTIDA was implemented; (iv) all payments due to Bank Leumi long-term bank loan were deferred to August 31, 2024 and from September 1, 2024, payments will be repaid as schedule until the end of the long-term bank loan; (v) a new USD 350 thousand loan was granted to Gix Media on June 13, 2024, to be repaid until August 30, 2024, alongside the existing credit facility to Gix Media, which remains equal to 80% of Gix Media’s customer balance; and (vi) Gix Media is obligated to perform a reduction in expenses, including reduction in force.

As of December 31, 2024, Gix Media has drawn USD 788 thousand of the Gix Media Credit Line.

On September 11, 2024, Gix Media and Bank Leumi entered into a fourth addendum to the Financing Agreement which was effective from August 30, 2024, pursuant to which, inter alia: (i) the addendum will be effective until February 27, 2025; (ii) Viewbix Inc. is obligated to transfer to Gix Media USD 2 million until December 31, 2024; (iii) all payments due to Bank Leumi long-term bank loan were deferred to December 31, 2024 and from January 1, 2025, all due payments will be repaid as schedule until the end of the long-term bank loan.

On September 16, 2024, Gix Media repaid an aggregate amount of USD 350 thousand, consisting of the short-term bank loan in the amount of USD 160 thousand and principal amounts of the long-term bank loans totaling USD 190 thousand. On the same date, Gix Media received a new short-term bank loan of USD 350 thousand which replaced the repaid amounts. The new loan bears an annual interest rate of SOFR + 4.60% and is to be repaid in one single payment on January 2, 2025.

On September 19, 2024, Gix Media received a short-term loan of USD 75 thousand. The loan bears an annual interest rate of SOFR + 4.60% and was repaid in monthly installments of USD 25 thousand over a 3-month period from October to December 2024.

On February 4, 2025, Gix Media and Bank Leumi entered into a fifth addendum to the Financing Agreement, which was effective from January 29, 2025, according to which, the Gix Media Credit Line will be extended until March 31, 2025 (see note 21.2).

On March 27, 2025, a primary traffic provider of Gix Media filed a petition against it in the District Court of Tel Aviv for an order to commence insolvency proceedings under the Insolvency and Economic Rehabilitation Law, 5778 – 2018. Due to the filing of the petition and in accordance with the loan terms, the banking corporation may demand immediate repayment of these loans. See also note 21.9.

On March 30, 2025, Gix Media and Bank Leumi entered into an additional addendum to the loan agreement, according to which the agreement will be extended from February 4, 2025, to April 30, 2025, with all other conditions remaining unchanged. See also note 21.10.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

F.	Gix Internet (continued)

Cortex Credit Line

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

On May 27, 2024, Cortex and Bank Leumi entered into an amendment to Cortex Loan Agreement, pursuant to which, the credit facility to Cortex will be 80% of Cortex’s customer balance and up to USD 2,000 thousand.

On August 15, 2024, Cortex and Bank Leumi entered into an additional amendment to Cortex Loan Agreement, pursuant to which, the credit line in the amount of USD 2,000 thousand to Cortex will be extended until February 27, 2025 and bears an annual interest of SOFR + 4.35%.

As of December 31, 2024, Cortex has drawn USD 830 thousand of the Cortex Credit Line.

On February 28, 2025, Cortex and Bank Leumi entered into an additional amendment to Cortex Loan Agreement (see note 21.3).

Loan agreement between the Company and Gix Internet

On October 13, 2021, the Company entered into a loan agreement with Gix Internet, pursuant to which, Gix Internet received an aggregate amount of USD 1,240 thousand (NIS 4,000 thousand) from the Company. The loan bears interest at a rate equivalent to the minimal interest rate recognized and attributed by the Israel Tax Authority (5.18% in 2024). According to the agreement, the loan will be repaid in full, together with the accrued interest, in one (1) instalment upon the earliest of: (i) the closing of a rights offering by Gix Internet for an aggregate amount of at least NIS 12,000 thousand (approximately USD 3,858 thousand); or (ii) June 30, 2022.

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

On February 8, 2024, the Company and Gix Internet signed an addendum to the loan agreement, effective as of January 1, 2024. Pursuant to the addendum, the loan repayment will be postponed until July 1, 2024. In addition, the Company will be entitled to request conversion of all or part of the balance loan in the following events (1) a change in the Gix Internet’s main business or entry into a new field of activity; or (2) completion of a transaction merger or consolidation with or into another corporation.

On August 22, 2024, the Company and Gix Internet signed an addendum to the loan agreement, effective as of July 1, 2024. Pursuant to the addendum, the loan repayment will be postponed until December 31, 2024.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

F.	Gix Internet (continued)

On October 6, 2024, the Company and Gix Internet signed an additional addendum to the loan agreement pursuant to which, the loan amount will increase by additional NIS 150 thousand.

The Company concluded that the modified loan terms during 2024 do not represent a substantial modification in accordance with IFRS 9.

On January 26, 2025, the Company and Gix Internet signed an addendum to the loan agreement, effective as of December 31, 2024. Pursuant to the addendum, the loan repayment will be postponed until April 30, 2025, and the loan amount will increase in an additional NIS 150 thousand.

Loan agreement between the Company and Viewbix Ltd.

On November 15, 2023, the Company (along with several lenders) signed a loan agreement with Viewbix Ltd., a wholly owned subsidiary of Viewbix Inc., in an aggregate amount of USD 480 thousand. The Company’s portion in this loan was USD 200 thousand (the “2023 Loan”).

In connection with the 2023 Loan, Viewbix Inc. issued to each lender a warrant to purchase shares of common stock (the “2023 Warrants”). The 2023 Warrants are exercisable to 120,000 shares of common stock, at an exercise price of USD 2 per share and will expire and cease to be exercisable on December 31, 2025.

The terms of the 2023 Loan were substantially amended on June 18, 2024, by the June 2024 Facility Agreement (see below). These amendments represent a substantial modification in accordance with IFRS 9. Accordingly, the terms modification was accounted for as an extinguishment of the original financial liability and the initial recognition of new financial instruments issued at their fair value as of the effective date of the June 2024 Facility Agreement.

As a result of the substantial modification of terms, the Group recognized a finance expense of USD 81 thousand and USD 1,833 thousand was recognized as a loss in connection with issuance of warrants in its consolidated statement of loss and other comprehensive income for the year ended December 31, 2024.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

F.	Gix Internet (continued)

June 2024 Facility Agreement

On June 18, 2024, Viewbix Inc. entered into a credit facility agreement with a group of lenders including a lead lender (the “June 2024 Lead Lender”, and collectively, the “June 2024 Lenders”) for an amount of up to USD 1 million which was amended and restated on July 22, 2024 (the “June 2024 Facility Agreement”). The June 2024 Facility Agreement also includes USD 531 of outstanding debt owed by Viewbix Inc. to the June 2024 Lenders of the 2023 Loan (see above), such that the total amount of the credit line reached USD 1.53 million (the “Total Credit Facility Amount”). The Total Credit Facility Amount will be due for repayment following 12 months from the date of the June 2024 Facility Agreement (the “Initial Maturity Date”) or alternatively, in the event the completion of an uplisting of Viewbix Inc. shares of common stock to a national securities exchange (the “Uplist”) prior to the Initial Maturity Date, then the Total Credit Facility Amount will be due for repayment following 12 months from the Uplist date. The Total Credit Facility Amount will be available for use as follows: (a) USD 350 thousand upon the date of the June 2024 Facility Agreement, (b) USD 150 thousand upon submitting a prospectus for the registration of shares to be issued to the June 2024 Lenders, and (c) USD 500 thousand upon the completion of the Uplist.

The Total Credit Facility Amount will accrue interest at a rate of 12% per annum, to be paid in advance.

The interest for the first year of the June 2024 Facility Agreement, which was equal to USD 184 thousand, was paid by Viewbix Inc. in advance in: (a) 183,679 shares of Viewbix Inc. common stock, reflecting a value of USD 1.00 per share for each dollar of interest accrued on the Total Credit Facility Amount, and (b) 183,679 warrants to purchase 183,679 shares of Viewbix Inc, common stock at an exercise price of USD 1.00 per share. The warrants will be exercisable for a three-year period from the date of the June 2024 Facility Agreement.

Immediately following the effectiveness of the Uplist, USD 663 thousand of the Total Credit Facility Amount will be automatically converted into units, which will include shares of common stock at a conversion rate of USD 1.00 per share, equal to an aggregate of 662,957 shares of common stock and the same amount of warrants to purchase common stock of Viewbix Inc. with an exercise price of USD 1.00 per share. The warrants will be exercisable for a three-year period from the Uplist date.

During the term of the June 2024 Facility Agreement, some of the June 2024 Lenders whose portion of the Total Credit Facility Amount is not automatically converted as part of the Uplist will have the right to convert their portion of the Total Credit Facility Amount within 12 months from the Uplist date into units, which will include shares of common stock of Viewbix Inc. at a conversion rate of USD 1.00 per share, equal to an aggregate of up to 362,004 shares of common stock and the same amount of warrants to purchase common stock of Viewbix Inc. with an exercise price of USD 1.00 per share. The warrants will be exercisable for a three-year period from the issuance date.

In addition, Viewbix Inc. paid to the June 2024 Lead Lender a commission consisting of: (a) 50,000 common stock of Viewbix Inc., (b) 50,000 warrants to purchase 50,000 common stock of Viewbix Inc. at an exercise price of USD 1.00 per share (c) 625,000 warrants for the purchase of 625,000 common stock with an exercise price of USD 4.00 per share (“June 2024 Lead Lender Fee Warrants”). The June 2024 Lead Lender Fee Warrants will be exercisable for a three-year period from the date of the June 2024 Facility Agreement.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

F.	Gix Internet (continued)

In July 2024, following the closing of the Private Placement (as defined below), the exercise price of the June 2024 Lead Lender Fee Warrants was adjusted to USD 0.472, which is equal to the effective price per share of common stock in the Private Placement, and the number of shares of common stock issuable upon the exercise of the June 2024 Lead Lender Fee Warrants was also adjusted to a total of 5,296,610 shares, such that the adjusted exercise price and number of warrants issued is equal to an aggregate amount of USD 2.5 million.

The conversion related features of the June 2024 Facility Agreement were bifurcated from their host debt contract and recognized as liabilities measured at fair value at each cut-off date. The facility loan was initially recorded at its fair value and subsequently measured at cost. The shares and Warrants A issued as prepayment of interest and as commission to the June 2024 Lead Lender were initially recognized at fair value and classified as a liability measured at fair value at each cut-off date (see note 5).

The June 2024 Lead Lender Fee Warrants were initially recognized in fair value at the amount of USD 1,833 and classified as a liability measured at fair value at each cut-off date. As of December 31, 2024, the fair value was USD 2,340.

Following the June 2024 Facility Agreement, Gix Internet’s holdings in Viewbix Inc. decreased from 76% to 71.11%. The transaction was recorded as a transaction with non-controlling interests in the Group’s consolidated statements of changes in shareholders equity for the year ended December 31, 2024.

Private Placement

On July 3, 2024, Viewbix Inc. entered into a definitive securities purchase agreement with a certain investor (the “Lead Investor”) for the purchase and sale in a private placement (the “Private Placement”) of units consisting of (i) 256,875 shares of Viewbix Inc. common stock at a purchase price of USD 1.00 per share and (ii) 385,332 warrants to purchase 385,332 shares of Viewbix Inc. common stock (the “PIPE Warrants”) to the Lead Investor and other investors acceptable to the Lead Investor and the Company. The PIPE Warrants are exercisable upon issuance at an exercise price of USD 1.00 per share and have a three-year term from the issuance date. In addition, the PIPE Warrants are subject to an automatic exercise provision in the event that Viewbix Inc. shares of common stock are approved for listing on the Nasdaq Capital Market.

The aggregate gross proceeds received by Viewbix Inc. from the Private Placement were USD 257 thousand, of which USD 237 thousand received in June 2024 and the USD 20 thousand remaining received in July 2024.

Upon the closing of the Private Placement, Viewbix Inc. agreed to pay the Lead Investor: (1) USD 10 thousand for actual and documented fees and expenses incurred and, (2) a commission consisting of (i) a cash fee of USD 13 thousand and (ii) 12,844 shares of Viewbix Inc. common stock.

In July 2024, Viewbix Inc. issued 269,719 shares of common stock and 385,332 warrants in connection with the Private Placement. Viewbix Inc. incurred share issuance costs of USD 65 thousand ( USD 59 thousand in cash and USD 6 thousand in shares of common stock).

Following the Private Placement, Gix Internet’s holdings in Viewbix Inc. decreased from 71.11% to 66.58%. The transaction was recorded as a transaction with non-controlling interests in the Group’s consolidated statements of changes in shareholders equity for the year ended December 31, 2024.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

F.	Gix Internet (continued)

First July 2024 Facility Agreement

On July 4, 2024, Viewbix Inc. entered into a credit line agreement with a certain lender (the “First July 2024 Facility Agreement”). Under the First July 2024 Facility Agreement and amendments from July 22, 2024, and July 25, 2024, the lender will provide a total credit line of USD 2.5 million (the “First July 2024 Facility Loan Amount”), which will be available for use as follows: (a) USD 50 thousand upon the date of the First July 2024 Facility Agreement, (b) USD 50 thousand upon the Uplist, and (c) after the Uplist, USD 200 thousand will be available for use on a quarterly basis until the total amount reaches USD 2.5 million.

The First July 2024 Facility Agreement will remain available until the earliest of: (a)(1) full utilization of the First July 2024 Facility Loan Amount, (a)(2) after 36 months from the date of the First July 2024 Facility Agreement, and (b) upon such date that Viewbix Inc. completes a USD 2.0 million financing transaction (the “First July 2024 Facility Term”). In the event the First July 2024 Facility Term lapses, the First July 2024 Facility Loan Amount will be repaid to the lender immediately.

The First July 2024 Facility Agreement Amount will accrue interest at a rate of 12% per annum. The interest for the first year was paid in advance in: (a) 300,000 shares of Viewbix Inc. common stock at a conversion rate of USD 1.00 for each dollar of interest accrued on the total amount, and (b) 300,000 warrants to purchase 300,000 shares of Viewbix Inc. common stock an exercise price of USD 1.00 per share. The warrants are exercisable upon issuance at an exercise price of USD 1.00 per share of common stock and will be exercisable for a three-year period from the date of the First July 2024 Facility Agreement.

Immediately after the Uplist, USD 100 thousand from the First July 2024 Facility Loan Amount will be automatically converted into common stock of Viewbix Inc. at an exercise price of USD 1.00 per share. Additionally, Viewbix Inc. will issue an identical number of warrants to purchase common stock of Viewbix Inc. at an exercise price of USD 1.00 per share.

Furthermore, Viewbix Inc. paid the lender of the First July 2024 Facility Agreement a one-time fee consisting of: (a) 125,000 common stock of Viewbix Inc., which representing a fee of five percent (5%) of the First July 2024 Facility Loan Amount, at a share price of $1.00 per share, and (b) 250,000 warrants to purchase 250,000 common stock of Viewbix Inc. at an exercise price of USD 1.00 per share. The warrants will be exercisable for three years from the date of the First July 2024 Facility Agreement.

In connection with the First July 2024 Facility Agreement, Viewbix Inc. received a loan of USD 50 thousand which was recorded as a short-term convertible loan. The fair value of this loan was substantially the same as the amount received.

As of December 31, 2024, Viewbix Inc. incurred deferred debt issuance costs of USD 315 thousand which were recorded in other current assets in the Group’s consolidated statements of financial position for the year ended December 31, 2024. These costs consisted of a one-time fee to the lender of the First July 2024 Facility Agreement, an annual advance interest payment and other additional direct costs.

Following the First July 2024 Facility Agreement, Gix Internet’s holdings in Viewbix Inc. decreased from 66.58% to 60.50%. The transaction was recorded as a transaction with non-controlling interests in the Group’s consolidated statements of changes in shareholders equity for the year ended December 31, 2024.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

F.	Gix Internet (continued)

Second July 2024 Facility Agreement

On July 28, 2024, Viewbix Inc. entered into a credit line agreement with certain lenders (the “Second July 2024 Facility Agreement”) for a total amount of USD 3 million (the “Second July 2024 Facility Loan Amount”).

The Second July 2024 Facility Agreement will remain available until the earliest of: (a) (1) full utilization of the Second July 2024 Facility Loan Amount, (a)(2) after 40 months from the date of Second July 2024 Facility Agreement, and (b) upon such date that Viewbix Inc. completes a USD 2.5 million financing transaction.

The Second July 2024 Facility Loan Amount will accrue interest at a rate of 12% per annum. The interest for the first year was paid in advance in: (a) 360,000 shares of Viewbix Inc. common stock, reflecting a share price of USD 1.00 per share for each dollar of interest accrued on the total amount, and (b) 360,000 warrants to purchase 360,000 common stock of Viewbix Inc. at an exercise price of USD 1.00 per share. The warrants are exercisable for three years from the date of Second July 2024 Facility Agreement. Starting from the second year of the Second July 2024 Facility Agreement, the interest will be paid in cash to the lenders.

Immediately after the Uplist, USD 160 thousand out of the Second July 2024 Facility Loan Amount will be automatically converted into common stock of Viewbix Inc. at an exercise price of USD 1.00 per share. Additionally, Viewbix Inc. will issue an identical number of warrants to purchase common stock of Viewbix Inc. at an exercise price of USD 1.00 per share.

Furthermore, Viewbix Inc. paid the lenders of the Second July 2024 Facility Agreement a one-time fee consisting of 150,000 common stock of Viewbix Inc., which representing a fee of five percent (5%) of the Second July 2024 Facility Loan Amount at a share price of USD 1.00 per share.

In connection with the Second July 2024 Facility Agreement, Viewbix Inc. received a loan of USD 80 thousand which was recorded as a short-term convertible loan. The fair value of this loan was substantially the same as the amount received.

As of December 31, 2024, Viewbix Inc. incurred deferred debt issuance costs of USD 302 thousand which were recorded in other current assets in the Group’s consolidated statements of financial position for the year ended December 31, 2024. These costs consisted of a one-time fee to the lenders of the Second July 2024 Facility Agreement, an annual advance interest payment and other additional direct costs.

Following the Second July 2024 Facility Agreement, Gix Internet’s holdings in Viewbix Inc. decreased from 60.50% to 54.53%. The transaction was recorded as a transaction with non-controlling interests in the Group’s consolidated statements of changes in shareholders equity for the year ended December 31, 2024.

Reverse Stock Split

On July 15, 2024, Viewbix Inc. filed an amendment to its Certificate of Incorporation to affect a 1-for-4 reverse stock split of Viewbix Inc. Common Stock (the “Reverse Stock Split”). The Reverse Stock Split became effective on March 14, 2025, following the process and announcement by Financial Industry Regulatory Authority, Inc. (“FINRA”).

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

F.	Gix Internet (continued)

Securities Exchange Agreement with Metagramm

On  March 24, 2025, Viewbix Inc. entered into a securities exchange agreement (the “Agreement”) with Metagramm Software Ltd., an Israeli company (“Metagramm”), and all of the shareholders of Metagramm (the “Metagramm Shareholders”), pursuant to which Viewbix issued the Metagramm Shareholders an aggregate of 19.99% of its issued and outstanding capital stock on a pro rata and post-closing basis, equal to 1,323,000 shares of Viewbix’s common stock, in exchange for 100% of Metagramm’s issued and outstanding share capital on a fully diluted and post-closing basis, equal to 718,520 Metagramm ordinary shares (the “Acquisition”). The Acquisition was completed on March 24, 2025, and resulted in Metagramm becoming a wholly owned subsidiary of Viewbix.

Viewbix also agreed to pay the Metagramm Shareholders cash earn-out payments of up to an aggregate sum of USD 2 million on a pro rata basis upon the achievement of certain financing and revenue milestones during the three-year period following the closing date of the transactions contemplated by the Agreement.

Consultants Agreements

On July 14, 2024, and July 25, 2024, Viewbix Inc. entered into consulting agreements with certain consultants (the “Consultants”) pursuant to which the Consultants agreed to provide certain services to Viewbix Inc. in connection with the Uplist. In consideration with the Consultants’ services, Viewbix Inc. issued to the Consultants 120,000 shares of common stock in July 2024. Viewbix Inc. recorded a share-based compensation expense of USD 57 thousand in connection with the issuance of shares to the Consultants.

Following the shares issuance to the Consultants, Gix Internet’s holdings in Viewbix Inc. decreased to 53.30%.

Share Option Plan

On March 2, 2023, the Board of Directors of Viewbix Inc. approved the adoption of the 2023 stock incentive plan (the “2023 Plan”). The 2023 Plan permits the issuance of up to (i) 625,000 shares of Common Stock, plus (ii) an annual increase equal to the lesser of (A) 5% of Viewbix Inc.’s outstanding capital stock on the last day of the immediately preceding calendar year; and (B) such smaller amount as determined by the Board of Directors, provided that no more than 625,000 shares of common stock may be issued upon the exercise of incentive stock options. If any outstanding awards expire, are canceled or are forfeited, the underlying shares would be available for future grants under the 2023 Plan. As of the date of approval of the financial statements, Viewbix Inc. had reserved 625,000 shares of common stock for issuance under the 2023 Plan.

On July 20, 2023, Viewbix Inc. granted 12,756 restricted share units (the “RSUs”) under the 2023 Plan to Gix Media’s CEO, as part of his employment terms, (the “Grantee”) under the following terms and conditions: (1) 12,756 of Common Stock underlying the grant of RSUs (2) Vesting Commencement Date: July 1, 2023 (3) vesting schedule: 50% of the RSUs will vest immediately upon the Vesting Commencement Date (the “First Tranche”) and the remaining 50% of the RSUs will vest 12 months after the Vesting Commencement Date (the “Second Tranche”), provided, in each case, that the Grantee remains continuously as a Service Provider (as defined under the 2023 Plan) of Gix Media or its affiliates throughout each such vesting date (the “Grant”).

On July 1, 2023, upon the vesting of the First Tranche, Viewbix Inc. issued 6,378 shares of Common Stock to the Grantee. On July 1, 2024, upon the vesting of the Second Tranche, Viewbix Inc issued 6,378 shares of Common Stock to the Grantee.

As of December 31, 2024, and December 31, 2023, the Group recorded a share-based compensation expense in general and administrative expenses of USD 38 thousand and USD 12 thousand, respectively, in connection with the Grant.

XYLO TECHNOLOGIES LTD.

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

Additionally, under the terms of the agreement, commencing upon completion of phase I of the renovation work, the Manager shall distribute net cash from operations, with respect to each calendar quarter, during the next succeeding calendar quarter, or more frequently as determined by the Manager. All distributions of net cash from operations and net cash from capital transactions, including refinancing the existing Seller Loan, shall be made in the following order: (i) one hundred percent (100%) to repay all debts, regular operating expenses and obligations of Zig Miami 54, including the current periodic installments of principal and interest due on the Seller Loan; (ii) one hundred percent (100%) to the Company until the Company has received a return of one hundred percent (100%) of its Initial Capital Contribution; (iii) one hundred percent (100%) to Zig Investment Group to repay all cost overruns incurred by Zig Investment Group, if any, up to the maximum amount of USD 180 thousand; and (iv) pro rata to the Company and Zig Investment Group in accordance with their percentage interests.

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

The Loan is subsequently measured at fair value through profit or loss (FVTPL). As of December 31, 2024, and December 31, 2023, the fair value of the Loan was USD 1,756 thousand and USD 1,533 thousand, respectively.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

G.	Zig Miami 54 (continued)

The activity in the investment in Zig Miami 54 account was as follows:

Year ended December 31, 2024
USD in thousands
Balance as of January 1, 2024	370
Loss for the year	(102)
Balance as of December 31, 2024	268

December 15, 2023 – December 31, 2023
USD in thousands
Balance as of January 1, 2023	-
Investment Purchase Price	455
Loss for the period	(85)
Balance as of December 31, 2023	370

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

H.	Polyrizon

Investment in shares

As of December 31, 2023, the Company held 38.76% of the issued and outstanding share capital of Polyrizon and the investment was accounted for using the equity method.

On May 12, 2024, the Company and other investors converted loans into shares of Polyrizon. As a result, the Company’s holdings in Polyrizon decreased to 38.31% of the issued and outstanding share capital of Polyrizon.

On July 2, 2024, the Company signed a sales agreement to sell a portion of its stake of 762,046 shares in Polyrizon for total proceeds of approximately USD 340 thousand. As a result, the Company’s holdings in Polyrizon were diluted from 38.31% to 9.75% of the issued and outstanding share capital of Polyrizon and the remaining holding was accounted for as investment at fair value through profit or loss (FVTPL). As a result of the transition, the Company recognized a loss of USD 12 thousand.

On October 30, 2024, Polyrizon completed its Initial Public Offering (“IPO”) on the NASDAQ under the symbol PLRZ. The IPO raised a total of USD 4.2 million. The Company did not participate in the IPO and as a result the Company’s holdings in Polyrizon decreased to 7.5% of the issued and outstanding share capital of Polyrizon.

Between October and December 2024, the Company sold 222,305 shares of Polyrizon for total proceeds of approximately USD 388 thousand and as a result the Company’s holdings in Polyrizon decreased to 3.48% of the issued and outstanding share capital of Polyrizon.

As of December 31, 2024, the Company held 3.48% of the issued and outstanding share capital of Polyrizon.

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

On December 15, 2021, the Company was granted a new option (the “Alternative Option”) to invest an amount of USD 2 million in Polyrizon at a price per share equal to 125% the price per share at Polyrizon’s IPO (as defined below). The Alternative option is exercisable for a period of 3 years following the closing of Polyrizon’s initial public offering (“Polyrizon’s IPO”). On November 21, 2023, the Company signed an amendment to the share purchase agreement according to which, the Alternative Option will be exercisable upon a completion of listing Polyrizon’s ordinary shares for trading on the NASDAQ, whether via an initial public offering, merger, or by any other listing, provided however, that such listing takes place on or prior to December 31, 2024.

On May 7, 2024, the Company signed an amendment to the share purchase agreement according to which, the Alternative Option will be exercisable, upon successful completion of an initial public offering, into 459,770 ordinary shares of Polyrizon at an exercise price of USD 4.35 per share. The amendment further included a customary down round protection feature for the exercise price. The other material terms of the agreement, including the three-year term of the Alternative Option, as amended, from the date of completion of an initial public offering, did not change.

As of December 31, 2024, the fair value of the Alternative Option was USD 451 thousand and as of December 31, 2023, the fair value of the Alternative Option was USD 105 thousand, See note 5.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

I.	Charging Robotics Ltd.

Charging Robotics Ltd. is a company operating in the electric vehicle and wireless charging sector. Charging Robotics Ltd. was formed as a wholly owned subsidiary of the Company on February 1, 2021.

On February 19, 2021, the Company entered into the venture agreement, with Mr. Amir Zaid and Mr. Weijian Zhou (the founders of Emuze Ltd., a privately held company that designs and develops electric mobility micro vehicles), and Charging Robotics Ltd. (the “Venture Agreement”), under which the Company formed a venture, under the name Revoltz Ltd. (“Revoltz”), to develop and commercialize three modular electric vehicle (“EV”) micro mobility vehicles for urban individual use and “last mile” cargo delivery.

Under the terms of the Venture Agreement, the Company invested an amount of USD 250 thousand in consideration of 19,990 ordinary shares of Revoltz, representing 19.99% of Revoltz’s issued and outstanding share capital on a fully diluted basis. The Venture Agreement requires the Company to invest an additional USD 400 thousand in a second tranche, subject to Revoltz achieving certain post-closing milestones, for 37.5% of Revoltz’s issued and outstanding share capital. As of December 31, 2024, the milestones were not achieved, therefore no additional investments occurred. The investment in Revoltz was accounted for using the equity method. The additional investment requirement was accounted for as a derivative liability measured at fair value through profit or loss. As of December 31, 2024, the fair value of the derivative liability was concluded to be immaterial.

On July 28, 2022, Charging Robotics Ltd. entered into a convertible loan agreement with Revoltz pursuant to which Charging Robotics invested an amount of USD 60 thousand in Revoltz (the “Loan Principal Amount”). In addition, Charging Robotics Ltd. is entitled to provide Revoltz an additional loan of up to USD 340 thousand, at its sole discretion upon Revoltz’ request (the “Additional Amount”, and together with the Loan Principal Amount, the “Total Loan Amount”). The Total Loan Amount shall carry interest at the minimum rate prescribed by Israeli law. The Loan Principal Amount was accounted for as a financial asset at fair value through profit or loss (FVTPL). The fair value of the loan as of December 31, 2024, was USD 64 thousand.

On March 28, 2023, the Company signed a securities exchange agreement with Charging Robotics Inc. to sell all its shares in Charging Robotics Ltd. to Charging Robotics Inc. See note 4K.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

J.	SciSparc Ltd. and Buffalo

SciSparc Ltd, is a company formed under the laws of the State of Israel. SciSparc Ltd. listed its American Depository Shares on the OTCQB until December 7, 2021, after which SciSparc Ltd. uplisted to the NASDAQ.

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

As a result, on March 16, 2023, the Company recorded an amount of USD 937 thousand within other receivables and derecognized the forward contract asset in the amount of USD 577 thousand. The difference between the value of the shares to be transferred under the Amendment (USD 937 thousand) and the value of the forward contract asset (USD 577 thousand) was recorded in profit and loss in the consolidated statement of income/loss and other comprehensive income/loss.

As of December 31, 2024, the Company received 84,000 shares of SciSparc, 307,000 shares of Hydreight Technologies Inc., 36,000 shares of Clearmind Medicine Inc. and 77,980 shares of Viewbix Inc. The investments were accounted for as investments at fair value through profit or loss (FVTPL).

As of December 31, 2024, Colugo Systems’ Ltd. shares were not received. As such, they were recorded within other receivables in the consolidated statements of financial position as of December 31, 2024, in an amount of USD 500 thousand representing their fair value, See note 5. The delay in receiving the Colugo Shares was due to the structure of Colugo Systems Ltd.’s articles of association. The expectation for receiving the Colugo shares is after obtaining approval from all shareholders of Colugo Systems Ltd. to update relevant sections in Colugo Systems Ltd.’s articles of association.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

K.	Charging Robotics Inc.

On December 21, 2021, the Company purchased 90,000,000 shares of Charging Robotics Inc., which represented 35.06% of the issued and outstanding shares of Charging Robotics Inc. for a total consideration of USD 263 thousand.

On March 28, 2023, the Company signed a securities exchange agreement with Charging Robotics Inc. to sell all its shares in Charging Robotics Ltd. to Charging Robotics Inc. in exchange for 827,543,253 newly issued shares of Charging Robotics’ Inc. common stock equal to 76.25% of the total number of shares of Charging Robitcs’ Inc. common stock issued and outstanding as of April 7, 2023 (the “Closing”) on a fully diluted basis. In the financial statements of Charging Robotics Inc., the share exchange was accounted for as a reverse acquisition where Charging Robotics Ltd. was identified as the accounting acquirer. The financial statements of Charging Robotics Inc. are consolidated in these financial statements from the Closing date.

As of December 31, 2023, the Company held 67% of Charging Robotics’ Inc. issued and outstanding share capital.

In December 2024, Charging Robotics Inc. issued 412,123 shares for a total of USD 410 thousand. The transaction was recorded as a transaction with non-controlling interests in the Group’s consolidated statements of changes in shareholders equity for the year ended December 31, 2024. The company did not participated in this investment.

As of December 31, 2024, the Company held 63.75% of Charging Robotics’ Inc. issued and outstanding share capital.

L.	Parazero

Investment in shares and SAFE

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

As of December 31, 2022, the Company held 40.35% of the issued and outstanding shares of Parazero. The investment was accounted for as an equity investment.

In addition, in February, March and May 2022, Parazero entered into several SAFEs under which Parazero received USD 1,500 thousand. The Company invested USD 521 thousand through these SAFEs.

The Company’s investments in Parazero SAFEs were accounted for as financial assets at fair value through profit or loss (FVTPL). The Company concluded that there were no material differences between the cost and the fair value of the SAFEs.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

L.	Parazero (continued)

Investment in shares and SAFE (continued)

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

On October 30, 2023, Parazero completed a private placement of USD 5.1 million. The Company did not participate in this private placement and the Company’s holdings in Parazero decreased to 20.04% and starting from that date the investment was accounted for as investment at fair value through profit or loss (FVTPL). As a result of the transition, the Company recognized a gain of USD 714 thousand in the consolidated statements of income/loss and other comprehensive income/loss for the year ended December 31, 2023.

During November and December 2024, the Company sold 1,288,968 shares of Parazero for total proceeds of approximately USD 2,292 thousand and as a result the Company’s holdings in Parazero decreased to 5.7% of the issued and outstanding share capital of Parazero.

As of December 31, 2024, the Company held 5.7% of the issued and outstanding share capital of Parazero.

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

According to the service agreement, Parazero will pay the Company a monthly fee of USD 10 thousand for business development and ongoing consulting services. During the year ended December 31, 2024 and 2023, the Company recognized an income of USD 120 thousand and USD 50 thousand, respectively within other income in the consolidated statements of income/loss and other comprehensive income/loss.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

M.	Laminera

As of December 31, 2024 and 2023, the Company held 19.7% of the issued and outstanding shares of Laminera.

Management of the Company assessed whether there is objective evidence that its net investment in Laminera was impaired. As Laminera continues to have zero revenues and generate operating losses, and as the Company does not plan additional investments in Laminera, the Company considered the value of the investment as of December 31, 2024 and 2023. As the Company does not believe this investment will generate any cash flows in the foreseeable future, the Company decided to write off the entire amount of the investment in Laminera and recorded an impairment loss of USD 1,176 thousand within equity losses in the consolidated statements of income/loss and other comprehensive income/loss for the year ended December 31, 2023.

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

XYLO TECHNOLOGIES LTD.

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

As of December 31, 2024, and December 31, 2023, the Company held 19.9% of the issued and outstanding shares of Metagramm.

As of December 31, 2024, and 2023, the fair value of the investment in Metagramm was USD 1,031 thousand and USD 250 thousand, respectively.

In addition, pursuant to the share purchase agreement, the Company loaned Metagramm USD 250 thousand in order to fund a pilot. The loan bears an interest rate of 6% per annum. The loan will be repaid upon the completion of the pilot, in eight quarterly installments starting from the first day of the third year after the grant date. The loan was accounted for as financial assets measured at amortized cost.

In the event that the pilot approval is not successfully completed within 15 months after the Closing, Metagramm will repay the loan and any interest on a monthly basis. In such case, the Company will have the option to receive additional shares of Metagramm, at no cost, in such number that immediately after, the Company’s holdings in Metagramm will increase to 31.25%. The option is measured at fair value through profit or loss. As of December 31, 2024, the fair value of the option was estimated to be inconsequential.

In addition, in the event of any fundraising transaction, the Company will have the option to be reimbursed the full loan amount with accrued interest immediately following the fundraising transaction or to convert the loan into Metagramm’s shares at a 20% discount.

On July 21, 2024, the Company and Metagramm signed an amendment to the agreement according to which after 3 months from the amendment date, Metagramm will pay the Company USD 15 thousand per month. In the event the pilot will not be approved commencing 6 months of the amendment date, Metagramm will repay the loan including all recruiting interest, in monthly repayments, at the monthly amount of the highest of: (i) USD 10 thousand or (ii) 60%of Metagramm’s monthly profit. Metagramm will commence the monthly payments at the earlier of 6 months commencing the amendment date or commencing the dated of the pilot approval.

On March 19, 2025, the Company converted the loan into 37,869 ordinary shares. Following the securities exchange agreement between Metagramm and Viewbix Inc., the Company received 171,112 ordinary shares of Viewbix Inc. in exchange for its shares in Metaagramm (see note 4F and note 21).

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INTEREST IN OTHER ENTITIES: (continued)

P.	Solterra Energy (formerly known as A.I. Conversation Systems)

As of December 31, 2023, the Company held 36.08% of the issued and outstanding shares of Solterra Energy. The investment was accounted for using the equity method.

On November 18, 2024, Solterra Energy shareholders’ meeting approved a private placement transaction according to which it offered 3,000,000 ordinary shares. As part of the tender, a total of Soltra received a total consideration of approximately EUR 2,149 thousand.

The Company participated in this private placement and invested an amount of USD 564 thousand (EUR 534 thousand).

On November 28, 2024, Solterra Energy shareholders’ meeting approved a merger agreement with Soltra Renewable Energy by means of an exchange of shares. The closing of the merger occurred on December 1, 2024. According to the merger agreement Soltra Energy issued 2,028,485 ordinary shares and 248,268 warrants to Soltra Renewable Energy shareholders.

On November 28, 2024, the Company sold 100,000 shares of Solterra Energy for total proceeds of approximately USD 82 thousand (EUR 78 thousand). As a result of this and as a result of the merger agreement, the Company’s holdings in Solterra Energy decreased to 13.14% and starting from that date the investment was accounted for as investments at fair value through profit or loss (FVTPL). As a result of the transition, the Company recognized a gain of USD 140 thousand in the consolidated statements of income/loss and other comprehensive income/loss for the year ended December 31, 2024.

As of December 31, 2024, the Company held 13.14% of the issued and outstanding shares of Solterra Energy.

XYLO TECHNOLOGIES LTD.

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

As of December 31, 2024, and 2023, if the Group’s functional currency (USD) had weakened/strengthened by 10% against the NIS, with all other variables held constant, the loss for the year would decrease/increase by USD 879 thousand and USD 120 thousand, accordingly.

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

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods:

	Less than 1 year	1 – 2 years	2-3 years	3-5 years	Total
	USD in thousands
December 31, 2024
Trade accounts payable	5,980	-	-	-	5,980
Short-term loans	3,303	-	-	-	3,303
Current maturities of long-term loans	3,064	-	-	-	3,064
Long-term loans	-	496	-	-	496
Liability to event producers	1,256	-	-	-	1,256
Accrued expenses and other current liabilities	1,564	-	-	-	1,564
Related Parties liabilities	907	-	-	-	907
Lease liabilities	-	-	-	-	-
	16,074	496	-	-	16,074
December 31, 2023
Trade accounts payable	13,248	-	-	-	13,248
Short-term loans	8,982	-	-	-	8,982
Long-term loans	-	234	-	-	234
Liability to event producers	967	-	-	-	967
Accrued expenses and other current liabilities	3,189	-	-	-	3,200
Related Parties liabilities	909	-	-	-	909
Lease liabilities	102	162	143	163	570
	27,631	396	143	163	28,099

2)	Estimates of fair value

Below is an analysis of the financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 3).

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued)

2)	Estimates of fair value (continued)

Financial assets

A.	The following table presents the level 1 and level 3 fair value financial assets – investments in shares, warrants and mutual funds as of December 31, 2024, and December 31, 2023

	December 31, 2024			December 31, 2023
	Level 1	Level 3	Total	Level 1	Level 3	Total
	USD in thousands
Investments in shares	4,867	1,431	6,298	2,763	1,050	3,813
Investments in warrants	37	790	827	6	120	126
Total	4,904	2,221	7,125	2,769	1,170	3,939

B.	The following table presents the level 1 and level 3 fair value financial assets – loans to associates and others as of December 31, 2024, and December 31, 2023

	December 31, 2024			December 31, 2023
	Level 1	Level 3	Total	Level 1	Level 3	Total
	USD in thousands
Loan to Revoltz	-	64	64	-	62	62
Loan to Polyrizon	-	-	-	-	78	78
Loan to Zig Miami 54 (note 4G)	-	1,756	1,756	-	1,545	1,545
Total	-	1,820	1,820	-	1,685	1,685

C.	The following table presents the level 1 and level 3 fair value financial assets included in other receivables as of December 31, 2024, and December 31, 2023

	December 31, 2024			December 31, 2023
	Level 1	Level 3	Total	Level 1	Level 3	Total
	USD in thousands
Shares receivable from the Amendment of the Buffalo Agreement (note 4J)	-	500	500	10	500	510
Total	-	500	500	10	500	510

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued)

2)	Estimates of fair value (continued)

Financial assets (continued)

D.	The following table presents the Level 1 financial assets – investments in shares and warrants roll-forward during the years ended December 31, 2024 and 2023:

	Investments in shares	Investments in warrants	Total
	USD in thousands
Balance as of January 1, 2023	3,322	9	3,331
Purchase of securities	583	-	583
Transfer from equity method to FVTPL	9,103	-	9,103
Sale of securities	(7,039)	-	(7,039)
Net changes in fair value	(3,206)	(3)	(3,209)
Balance as of December 31, 2023	2,763	6	2,769
Purchase of securities	259	-	259
Transfer from equity method to FVTPL Level 1	622	-	622
Deconsolidation of Jeffs’ Brands	1,343	42	1,385
Transfer from Level 3 to Level 1	488	7	495
Sale of securities	(2,900)	(1)	(2,901)
Net changes in fair value	2,292	(17)	2,275
Balance as of December 31, 2024	4,867	37	4,904

E.	The following table presents the Level 3 financial assets – investments in shares, warrants and SAFEs roll-forward during the years ended December 31, 2024 and 2023:

	Investments in shares	Investments in warrants	Investments in SAFEs	Total
	USD in thousands
Balance as of January 1, 2023	800	416	822	2,038
Purchase of securities	250	-	-	250
Conversion of SAFEs	-	-	(964)	(964)
Net changes in fair value	-	(296)	142	(154)
Balance as of December 31, 2023	1,050	120	-	1,170
Purchase of securities	-	71	-	71
Transfer from equity method to FVTPL Level 3	141	-	-	141
Deconsolidation of Jeffs’ Brands	-	117	-	117
Transfer from Level 3 to Level 1	(488)	(7)		(495)
Net changes in fair value	728	489	-	1,217
Balance as of December 31, 2024	1,431	790	-	2,221

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued)

2)	Estimates of fair value (continued)

Financial assets (continued)

F.	The following table presents the Level 3 financial assets – loans to associates and others roll-forward during the years ended December 31, 2024 and 2023:

	Loan to Revoltz	Loan to Solterra Energy	Loan to Polyrizon	Loan to Zig Miami 54	Total
	USD in thousands
Balance as of January 1, 2023	62	940	-	-	1,002
Loans granted to associates and others	-	-	80	1,545	1,625
Net changes in fair value	-	(219)	(2)	-	(221)
Loan conversion	-	(721)	-	-	(721)
Balance as of December 31, 2023	62	-	78	1,545	1,685
Net changes in fair value	2	-	22	211	235
Loan conversion	-	-	(100)		(100)
Balance as of December 31, 2024	64	-	-	1,756	1,820

G.	The following table presents the level 1 and level 3 fair value financial assets included in other receivables roll-forward during the year ended December 31, 2024 and 2023:

	Shares receivable	Total
	USD in thousands
Balance as of January 1, 2023	-	-
Shares receivable from the Amendment of the Buffalo Agreement	937	937
Transfer to investments in shares	(181)	(181)
Net changes in fair value	(246)	(246)
Balance as of December 31, 2023	510	510
Net changes in fair value	(10)	(10)
Balance as of December 31, 2024	500	500

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (continued)

2)	Estimates of fair value (continued)

Financial liabilities

Level 3 financial liabilities:

As of December 31, 2023, the Group had financial liabilities measured at level 3 – mainly from derivative liabilities of Jeffs’ Brands.

As of December 31, 2024, the Group had financial liabilities measured at level 3 – mainly from the June 2024 Facility Agreement entered into by Viewbix Inc. (see note 4E).

The fair value of the financial instruments under the June 2024 Facility Agreement, as of June 18, 2024, was calculated using the following inputs: share price: USD 0.118, expected volatility: 125%, exercise price: USD 0.25, risk-free interest rate: 4.41%, expected life: 3.0 years.

The fair value of the financial instruments under the June 2024 Facility Agreement, as of December 31, 2024, was calculated using the following unobservable inputs: share price: $0.472, expected volatility: 148%, exercise price: $1.00, risk-free interest rate: 4.24%-4.32%, expected life: 0.46-0.50 years.

H.	The following table presents the financial liabilities that were measured at fair value through profit or loss at level 3:

	December 31, 2024	December 31, 2023
	USD in thousands
Warrants at fair value issued by subsidiaries	2,340	1,897
Embedded derivatives	27	-
	2,367	1,897

I.	The following table presents the Level 3 financial liabilities roll-forward during 2024 and 2023:

USD in thousands
Balance as of January 1, 2024	1,897
Deconsolidation of Jeffs’ Brands	(1,874)
Viewbix June 2024 Facility Agreement (note 4F)	2,286
Net changes in fair value	31
Balance as of December 31, 2024	2,340

USD in thousands
Balance as of January 1, 2023	4,159
Net changes in fair value	(2,262)
Balance as of December 31, 2023	1,897

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – CASH AND CASH EQUIVALENTS, SHORT TERM DEPOSITS AND RESTRICTED CASH:

	December 31
	2024	2023
	USD in thousands
Cash and cash equivalents	8,753	9,357
Short term deposits	12	12
Restricted cash	58	166
	8,823	9,535

The currencies in which the cash and cash equivalents, short term deposits and restricted cash are denominated or to which they are linked are as follows:

	December 31
	2024	2023
	USD in thousands
USD	7,572	7,814
NIS	1,220	1,510
GBP	-	167
Other currencies	31	44
	8,823	9,535

As of December 31, 2024, and 2023, the carrying amount of cash and cash equivalents, short term deposits and restricted cash approximated their fair value.

NOTE 7 – OTHER RECEIVABLES AND LOANS TO OTHERS:

a.	Other receivables – composition:

	December 31
	2024	2023
	USD in thousands
Government institutions	614	685
Prepaid expenses	189	940
Shares receivable from the Amendment of the Buffalo Agreement (see note 4J)	500	510
Deferred debt issuance costs (see note 4F)	638	-
Other	213	9
	2,154	2,144

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – OTHER RECEIVABLES AND LOANS TO OTHERS: (continued)

b.	Loans to others – composition:

	December 31
	2024	2023
	USD in thousands
Loan to Safee	-	126
Loan to Metagramm (note 4O)	276	250
	276	376

NOTE 8 – INVENTORY:

	December 31
	2024	2023
	USD in thousands
Goods in transit	-	219
Finished goods	-	2,167
	-	2,386

As of December 31, 2023, all inventory derived from Jeffs’ Brands.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – GOODWILL AND INATANGIBLE ASSETS:

A.	Composition and movements:

	Technology	Software License	Patent	Brand Name	Customer Relations	Goodwill	Total
	USD in thousands
Cost:
Balance as of January 1, 2024	12,908	-	100	8,030	6,234	8,550	35,822
Deconsolidation of Jeffs’ Brands (see section B below)	-	-	-	(8,030)	-	(563)	(8,593)
Currency translation	(10)	-	-	-	-	-	(10)
Impairment loss (see section C below)	-	-	-	-	-	(2,919)	(2,919)
Balance as of December 31, 2024	12,898	-	100	-	6,234	5,068	24,300
Accumulated Amortization:
Balance as of January 1, 2024	(4,866)	-	-	(1,987)	(1,633)	-	(8,486)
Deconsolidation of Jeffs’ Brands (see note 4E))	-	-	-	2,061	-	-	2,061
Additions	(2,031)	-	(100)	(74)	(893)	-	(3,098)
Currency translation	(7)	-				-	(7)
Balance as of December 31, 2024	(6,904)	-	(100)		(2,526)	-	(9,531)
Intangible assets, net, as of December 31, 2024	5,994	-	-	-	3,708	5,068	14,770

	Technology	Software License	Patent	Brand Name	Customer Relations	Goodwill	Total
	USD in thousands
Cost:
Balance as of January 1, 2023	12,921	1,366	75	6,039	6,234	9,068	35,703
Additions (see section B below)	-	-	25	1,991	-	-	2,016
Currency translation	(13)	(62)	-	-	-	(10)	(85)
Impairment loss (see section C below)	-	(1,304)	-	-	-	(508)	(1,812)
Balance as of December 31, 2023	12,908	-	100	8,030	6,234	8,550	35,822
Accumulated Amortization:
Balance as of January 1, 2023	(2,869)	-	-	(1,230)	(742)	-	(4,841)
Additions	(2,026)	-	-	(757)	(891)	-	(3,674)
Currency translation	29	-	-	-	-	-	29
Balance as of December 31, 2023	(4,866)	-	-	(1,987)	(1,633)	-	(8,486)
Intangible assets, net, as of December 31, 2023	8,042	-	100	6,043	4,601	8,550	27,336

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – GOODWILL AND INATANGIBLE ASSETS: (continued)

B.	Additions and disposals during 2024 and 2023:

1.	Following the Fort Acquisition on March 9, 2023, an amount of USD 1,991 thousand was recorded as additional Brand name. For additional information, see note 4E.

2.	On January 25, 2024, Jeffs’ Brands entered into a private placement transaction with certain institutional investors for aggregate gross proceeds of approximately USD 7,275 thousand. The Company did not participate in the private placement and as a result its holdings in Jeffs’ Brands decreased to 13.37% of Jeffs’ Brands issued and outstanding share capital, which resulted deconsolidation and resulted loss of control in Jeffs’ Brands as of January 28, 2024. As a result, the brand name and the goodwill related to Jeffs’ Brands were deconsolidated as of such date.

C.	Impairments during 2024 and 2023:

1.	As of December 31, 2024, and 2023, the Group identified indicators of impairment of the online advertising and internet traffic routing reporting unit. As a result, the Group performed an impairment test which included a quantitative analysis of the fair value of the reporting unit. The fair value was estimated using the income approach, which is based on the present value of the future cash flows attributable to the reporting unit. The Group compared the fair value of the reporting unit to its carrying amount. As the carrying amount exceeded the fair value, the Group recognized an impairment loss of USD 2,919 thousand and USD 508 thousand in the consolidated statements of income/loss and other comprehensive income/loss for the year ended December 31, 2024 and 2023, respectively, which was driven mainly due to a decrease in the cash flow projections.

2.	On February 4, 2021, Eventer received an exclusive license for using the broadcasting system of Screenz with respect to the field of virtual conferences and development services (“Software License”). As of December 31, 2023, the management of Eventer reviewed the carrying amount of the Software License and determined that it was not recoverable as no cashflows are expected to be generated by the Software License in the foreseeable future. As such, the Group recognized an impairment loss of USD 1,304 thousand in the consolidated statements of income/loss and other comprehensive income/loss.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – LEASES:

Xylo

On January 5, 2023, the Company entered into a new lease agreement for its offices for a period of 21 months effective as of February 1, 2023, with an option by the Company to extend the lease period for two additional terms of 12 months each. On August 21,2024, the company extended the lease agreement until November 1, 2025. According to the agreement, the Company will pay NIS 8.3 thousand plus VAT per month. The Company uses its incremental borrowing rate of 10% as the discount rate for its leases, as the implicit rate in the lease is not readily determinable.

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

Gix Internet

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

On June 20, 2024, Gix Media and the lessor of its offices entered into a lease termination agreement. According to the agreement, the lease terminated on June 30, 2024. In compensation for the lessor’s consent to early termination, Gix Media paid the lessor USD 7 thousand in cash and USD 62 thousand in office furniture and equipment, as per the carrying values of such assets as of the early termination date. As a result of the early termination of the agreement, the Group recorded a capital loss of USD 46 thousand in other expenses in its consolidated statements of income/loss and other comprehensive income/loss for the year ended December 31, 2024.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – LEASES: (continued)

Right-of-use assets

Buildings
USD in thousands
Cost:
As of December 31, 2022	771
Additions	104
As of December 31, 2023	875
Deconsolidation of Jeffs’ Brands	(115)
Derecognition upon early termination	(315)
As of December 31, 2024	445

Accumulated Depreciation:
As of December 31, 2022	(180)
Depreciation for the year	(199)
As of December 31, 2023	(379)
Depreciation for the year	(20)
Deconsolidation of Jeffs’ Brands	-
Derecognition upon early termination	(46)
As of December 31, 2024	(445)

Carrying amount:
As of December 31, 2024	-
As of December 31, 2023	496

Amounts recognized in profit and loss:

	2024	2023
	USD in thousands
Depreciation expense on right-of-use assets	20	199
Interest expense on lease liabilities	56	82

For the year ended December 31, 2024, the total cash outflows for leases amounted to USD 118 thousand (2023: USD 150 thousand).

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – LEASES: (continued)

Lease liabilities

Maturities of lease liabilities as of December 31, 2024 and 2023 are as follows:

	2024	2023
	USD in thousands
Year 1	-	102
Year 2	-	162
Year 3	-	143
Year 4	-	148
Year 5	-	19
Onwards	-	-
Less: unearned interest	-	(4)
	-	570
Analyzed as:
Non-current	-	468
Current	-	102
	-	570

NOTE 11 - TAXES ON INCOME:

a.	Tax rates applicable to the Company and subsidiaries:

The Company and all subsidiaries based in Israel - Gix Internet, Eventer and Viewbix Ltd. are taxed according to Israeli tax law, where the corporate tax rate is 23% for the years 2024, 2023 and 2022.

Gix Media and Cortex are recognized as a “Preferred-Technology Enterprise” in accordance with Section 51 of the Encouragement of Capital Investments Law, 1959 and are taxed at a reduced corporate tax rate of 12% for the years 2024, 2023 and 2022.

Viewbix Inc. is taxed according to U.S. tax laws. On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Act”), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018.

b.	Final tax assessments:

As of December 31, 2024, the Company had a final tax assessment for all tax year up to the year ended December 31, 2021.

As of December 31, 2024, Gix Internet had a final tax assessment for all tax year up to the year ended December 31, 2018. Gix Media had a final tax assessment for all tax year up to the year ended December 31, 2020. Cortex had a final tax assessment for all tax year up to the year ended December 31, 2018. Viewbix Ltd. had a final tax assessment for all the tax years up to the year ended December 31, 2018.

As of December 31, 2024, Eventer had a final tax assessment for all tax year up to the year ended December 31, 2018.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – TAXES ON INCOME: (continued)

c.	Deferred taxes are comprised of the following components:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Deferred taxes are comprised of the following components:

	As of December 31	As of December 31
	2024	2023
	USD in thousands
Deferred tax assets
Deferred research and development expenses	61	77
Intangible assets	-	168
Employee compensation and benefits	7	28
Operating loss carryforward	102	-

Total deferred tax assets	170	273

Deferred tax liabilities:
Intangible assets associated with business combinations	1,024	1,465
Total deferred tax liabilities	1,024	1,465

d.	Tax expense (benefit) included in the consolidated statements of income/loss and other comprehensive income/loss for the periods presented:

	Year ended December 31,
	2024	2023	2022
	USD in thousands
Current tax expenses	171	319	813
Tax benefit in respect of prior years	9	(160)	(82)
Deferred tax expenses (income)	(437)	(233)	(620)
Tax expense (benefit)	(257)	(74)	111

e.	Available carryforward tax losses:

	December 31, 2024	December 31, 2023
	USD in thousands
Xylo Technologies	55,000	65,000
Eventer	2,791	2,945
Charging Robotics Inc.	1,599	905
GERD IP	4,030	3,089
Gix Internet	19,604	18,971

The Group has not recorded deferred taxes asset in respect of these losses, as the utilization thereof is not expected to occur in the foreseeable future.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – TAXES ON INCOME: (continued)

f.	Reconciliation of the theoretical tax expenses to the actual tax expenses:

The following is reconciliation between the “theoretical” tax, which would apply to the Group if all of its income were taxed at the regular rate applicable to the Company in Israel and the amount of tax reflected in the consolidated statements of loss and other comprehensive loss for the reported year:

	2024	2023	2022
	USD in thousands
Loss before taxes on income	(12,262)	(21,806)	(10,097)
Theoretical tax rate	23%	23%	23%
Theoretical tax benefit	(2,820)	(5,015)	(2,322)
Disallowed deductions (tax exempt income):
Change in fair value of assets and liabilities measured at fair value through profit or loss	(833)	862	(38)
Share-based compensation	80	178	183
Profit recognized upon first time consolidation	-	-	(529)
Non-deductible expenses	873	547	723
Equity losses	84	945	611
Net loss (gain) from derecognition of investments accounted for using the equity method upon loss of significant influence	(34)	513	-
Different tax rates applicable to subsidiaries	92	(46)	(360)
Tax benefits in respect of prior years	9	29	(84)
Other	10	95	17
Tax losses and timing differences incurred in the reporting year for which deferred taxes were not created	2,282	1,818	1,910
Tax expense (benefit)	(257)	(74)	111

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TRADE ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

a.	Trade accounts payable are denominated in the following currencies:

	December 31,
	2024	2023
	USD in thousands
NIS	79	1,953
USD	5,901	10,756
Other Currencies	-	539
	5,980	13,248

b.	Accrued expenses and other current liabilities:

	December 31,
	2024	2023
	USD in thousands
Employees and related institutions	569	980
Government authorities	335	684
Accrued expenses	464	894
Liability to sellers of intangible assets	-	430
Other	178	175
	1,546	3,163

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – EQUITY:

a.	Share capital:

1)	Composed as follows:

	Number of shares				Amount
	Authorized		Issued and paid		Authorized		Issued and paid
	December 31,		December 31,		December 31,		December 31,
	2024	2023	2024	2023	2024	2023	2024	2023
	In thousands				NIS in thousands		USD in thousands
Ordinary shares of no-par value as of December 31, 2024, and 2023	200,000	200,000	32,259	27,989	-	-	-	-

2)	The ordinary shares confer upon their holders’ voting rights and the right to participate in shareholders’ meetings, the right to receive dividends and the right to participate in surplus assets in the event of liquidation of the Company.

3)	On June 9, 2023, the Company issued 863,100 ordinary shares to Metagramm as part of the share purchase agreement. See note 4O.

4)	On July 3, 2023, the Company issued 169,920 ordinary shares to Polyrizon as part of the share purchase agreement. See note 4H.

5)	On August 8, 2023, the Company issued 328,506 ordinary shares to Pure Capital as part of the stock transfer agreement of Odysight.ai with a fair value of USD 105 thousand. See note 4C.

6)	On November 6, 2023, the Company issued 1,293,450 ordinary shares in relation to RSUs grants.

7)	On December 26, 2023, the Company issued 673,019 ordinary shares to Gix Internet. See note 4F.

8)	On October 7,2024 the Company issued 2,544,600 ordinary shares to Keshet. See note 4D.

9)	During 2024, the Company issued 1,293,446 Ordinary Shares in relation to RSUs grants.

10)	On November 15, 2024 the Company entered into a definitive warrants purchase agreement with Pure Capital, pursuant to which Xylo agreed to issue and sell to such investor in a registered direct offering, or the Offering, pre-funded warrants, (the “Pre-Funded Warrants”), to purchase up to 454,752 ADSs. The Pre-Funded Warrants have an exercise price of USD 0.001 and may be exercised at any time until exercised in full. Pure Capital (together with its affiliates) may not exercise any portion of the Pre-Funded Warrants to the extent that it would own more than 4.99% of Xylo’s issued and outstanding share capital immediately after such exercise.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – EQUITY: (continued)

b.	Share based payments:

1)	In August 2013, the Company’s board of directors approved and adopted the Company’s 2013 Share Option and Incentive Plan, or the 2013 Plan, which expires in August 2023. The 2013 Plan provides for the issuance of shares and the granting of options, restricted shares, restricted share units and other share-based awards to employees, directors, officers, consultants, advisors, and service providers of us and the Company U.S. Subsidiary. The Plan provides for awards to be issued at the determination of The Company board of directors in accordance with applicable law.

2)	The following are the grants of options to employees and other service providers:

Date of grant	Number of options granted	exercise price per option to ordinary shares	Exercise currency	Fair value on grant date (USD in thousands)	Number of options outstanding- December 31, 2024	Number of options exercisable at December 31, 2024	Expiration date
January 2019(*)	150,000	11.8	NIS	257	112,500	112,500	January 9, 2025
July 2019(*)	62,500	11.8	NIS	92	62,500	62,500	July 25, 2025
June 2020	62,500	11.8	NIS	82	62,500	62,500	May 31, 2026
July 2020(*)	37,500	8.96	NIS	36	37,500	37,500	July 8, 2026
June 2021(*)	900,000	1.783	USD	1,221	900,000	900,000	June 29, 2027
June 2021	280,000	1.783	USD	380	262,500	262,500	June 29, 2027
June 2021	100,000	1.783	USD	136	100,000	100,000	June 1, 2027
October 2021	90,000	1.783	USD	91	75,000	75,000	October 12, 2027
Total	1,682,500				1,612,500	1,612,500

(*)	Granted to related parties.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – EQUITY: (continued)

b.	Share based payments: (continued)

The fair value of all of the options was calculated using the Black and Scholes options pricing model, and based on the following assumptions:

Date of grant	Fair value on grant date- in thousands	Share price on date of grant	Expected dividend	Expected volatility	Risk free interest	Vesting conditions	Expected term
January 2019	947 NIS	10.12 NIS	None	74%	1.45%	will vest in 12 equals quarterly instalments over a three-year period commencing October 1, 2018	6 years
July 2019	325 NIS	8.72 NIS	None	75%	1.12%	25% will vest on the first anniversary of the grant date and 75% will vest on a quarterly basis over a period of three years thereafter	6 years
June 2020	282 NIS	7.94 NIS	None	74%	0.53%	will vest in 12 equals quarterly instalments over a three-year period commencing June 1, 2020	6 years
July 2020	124 NIS	5.8 NIS	None	74%	0.37%	will vest in 12 equals quarterly instalments over a three-year period commencing July 9, 2020	6 years
June 2021	1,737 USD	1.8 USD	None	87%	0.69%	will vest over a period of 3 years commencing on April 1, 2021(except for 2,000,000 options commencing on June 1, 2021), with 1/12 of such options vesting at the end of each subsequent three-month period following the grant	6 years
October 2021	91 USD	1.4 USD	None	85%	0.47%	will vest over a period of 3 years commencing on October 12, 2021, with 1/12 of such options vesting at the end of each subsequent three-month period following the grant	6 years

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – EQUITY: (continued)

b.	Share based payments: (continued)

3)	The changes in the number of share options and the weighted averages of their exercise prices are as follows:

	For the year ended December 31,
	2024		2023		2022
	Number of options	Weighted average of exercise price per 1 ordinary share-(NIS)	Number of options	Weighted average of exercise price per 1 ordinary share-(NIS)	Number of options	Weighted average of exercise price per 1 ordinary share-(NIS)
Outstanding at the beginning of year	1,627,500	6.81	1,673,850	7.00	1,674,950	7.02
Granted			-	-	-	-
Forfeited	(15,000)	11.8	(32,500)	5.78	(1,100)	32.4
Expired			(13,850)	32.4	-	-
Outstanding at year end	1,612,500	6.77	1,627,500	6.81	1,673,850	7.00
Exercisable at year end	1,612,500	6.77	1,488,958	6.91	1,039,579	7.57

4)	The amounts of expenses that were recorded for options to employees and other service providers are USD 17 thousand, USD 198 thousand and USD 624 thousand for the years ended December 31, 2024, 2023 and 2022, respectively.

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

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – EQUITY: (continued)

c.	Restricted Share Units

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

During the year ended December 31, 2024, the Company recognized an expense in the aggregated amount of USD 331 thousand in relation to these RSUs (2023: USD 472 thousand).

NOTE 14 – EXPENSES BY NATURE

	Year ended December 31,
	2024	2023	2022
	USD in thousands
Payroll and related expenses	5,703	8,638	7,647
Professional fees	3,580	5,197	7,421
Traffic-acquisition, materials used and subcontracted work	23,670	76,613	75,455
Preparation of patents	63	72	153
Rent and office maintenance	118	187	139
Depreciation and amortization	3,221	3,979	3,188
Advertising and participation in exhibitions	338	1,233	1,616
Amazon Fees	469	4,381	2,558
Other	1,190	2,239	2,262
TOTAL COST OF REVENUES, RESEARCH AND DEVELOPMENT, SELLING AND MARKETING AND GENERAL AND ADMINISTRATIVE EXPENSES	38,352	102,539	100,439

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – LOSS PER SHARE:

Basic net loss per share is computed by dividing net loss attributable to ordinary shareholders of Xylo Technologies by the weighted average number of ordinary shares outstanding for the reporting periods.

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

The following table presents the numerator and denominator of the basic and diluted net loss per share computations:

	Year ended December 31,
	2024	2023	2022
Numerator (USD in thousands):
Net loss for the year attributable to Xylo Technologies	(6,027)	(16,025)	(9,815)

Denominator (in thousands):
Weighted average number of ordinary shares used for basic and diluted loss per share calculation	29,756	25,292	24,385

Net loss per share attributable to Xylo Technologies (USD):
Basic	(0.20)	(0.63)	(0.40)
Diluted	(0.20)	(0.63)	(0.40)

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

a.	Transactions with related parties:

1)	Composed as follows:

	Year ended on December 31,
	2024	2023	2022
	USD in thousands

Compensations to key officers (1)	1,216	1,746	1,784
Compensations to directors (2)	1,010	1,525	837
Directors’ and officers’ insurance	327	771	846
Consultant services (3)	16	180	218
Interest and discount amortizations of loans from Jeffs’ Brands related parties (4)	-	-	42
Finance expense on Screenz payable balance (note 4D)	-	-	212
Compensation to member of senior management of Gix Internet (5)	175	188	34
Eventer sales and marketing expenses to Keshet (note 4D)	-	-	165
Eventer general and administrative expenses to Screenz	-	-	41
Jeffs’ Brands cost of revenues from related parties (6)	36	545	-
Jeffs’ Brands income from related parties (7)	10	255	-
Jeffs’ Brands other revenues payment (8)	2	17	-
Management fees from Parazero included in revenues (9)	120	50	-
Other income from credit line to Parazero (note 4L)	-	40	-
Royalties from Jeffs’ Brands (10)	24	-	-
Management fees from Jeffs’ Brands included in revenues (11)	220	-	-
Gix - Other finance expenses from related parties	45	-	-
Gix - amortization of deferred debt of issuance cost from related parties	113	-	-
Gix - profit from changes in fair value of financial assets from related parties	9	-	-

(1)	Includes granted options benefit in the aggregated amount of USD 15 thousand, USD 80 thousand and USD 263 thousand for the years ended December 31, 2024, 2023 and 2022, respectively and provision of bonus of approximately USD 92 thousand, USD 145 thousand and USD 308 thousand, for each of the years ended December 31, 2024 ,2023, and 2022, respectively. Also, includes grant of restricted share units (RSUs) in the aggregated amount of USD 94 thousand and USD 112 thousand for the year ended December 31, 2024 and 2023, respectively.

(2)	Includes granted options benefit in the aggregated amount of USD 18 thousand, USD 165 thousand and USD 81 thousand for the years ended December 31, 2024, 2023 and 2022, respectively and provision and payments of bonus of approximately USD 44 thousand, USD 119 thousand and USD 77 thousand for the years ended December 31, 2024, 2023 and 2022, respectively. Also, includes grant of restricted share units (RSUs) in the aggregated amount of USD 161 thousand and USD 193 thousand for the year ended December 31, 2024 and 2023, respectively.

(3)	Includes consulting fees to Pure Capital who is a related party of Jeffs’ Brands.

(4)	Includes interest and discount amortizations of loans to related parties of Jeffs’ Brands.

(5)	Compensation to Cortex’s CTO, a related party of Gix Internet.

(6)	Includes inventory storage expenses to Pure NJ Logistics LLC who is a related party of Jeffs’ Brands. See note 4E.

(7)	Includes consulting income and a one-time signing bonus from SciSparc Nutraceuticals who is a related party of Jeffs’ Brands.

(8)	Includes other revenues payment to Pure Capital who is a related party Jeffs’ Brands.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES: (continued)

a.	Transactions with related parties: (continued)

(9)	On August 1, 2024, the Company and Parazero signed a consulting agreement pursuant to which, the Company will provide Parazero with business consulting services in exchange of monthly management fees of USD 10 thousand.

(10)	Includes royalties the Company received from Jeffs’ Brands.

(11)	On April 30, 2024, the Company and Jeffs’ Brands signed a consulting agreement according to which, the Company will provide Jeffs’ Brands with business consulting services in exchange of monthly management fees of USD 20 thousand for 36 months. On April 8, 2025, the Company’ and Jeffs’ Brands amended the consulting agreement, such that (i) as of January 2025 the monthly consulting fee would be reduced to USD 10 thousand; (ii) the consulting agreement would be extended for an additional 24 months; and (iii) a portion of the consulting fees to which the Company is entitled, and which are supposed to be paid in the last 9 and a half months of the consulting agreement, meaning a portion from March 2028, as well as April through December of 2028, will be paid in shares of Jeffs’ Brands, at a share price of $1.23 per share. In total, the Company was allocated 76,126 shares valued at $93,635, representing 3.51% of Jeffs’ Brands share capital. As of today, the Company holds approximately 4.99% of Jeffs’ Brands share capital.

2)	Indemnification, exemption and insurance for directors and officers of the Company

a.	The Company provides its directors and officers with an obligation for indemnification and exemption.

b.	The Company has a D&O liability insurance policy covering all the Company’s directors and officers. The current policy provides limits of USD 4,000,000 in the total aggregate for all loss. The policy was placed for a period of 17 months at a premium of USD 191 thousand (for the period). It includes a deductible of USD 300,000 for each claim, other than securities related claims filed in the United States or Canada, for which the deductible is USD 1,000,000.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES: (continued)

b.	Balances with related parties:

(1)	Current assets under related parties section:

	December 31,	December 31,
	2024	2023
	USD in thousands

Other receivables (a related party of Gix Internet) (note 4F)	53	53
Other receivables - Paraziro	10	-
Other receivables (a related party of Eventer) (note 4D)	-	6
	63	59

(2)	Current assets under loans to associates section:

	December 31,	December 31,
	2024	2023
	USD in thousands

Loan to Zig Miami 54 (note 4G)	1,756	1,545
Loan to Polyrizon	-	77
Loan to Revoltz	64	62
	1,820	1,684

(3)	Current assets under loans to others section:

	December 31,	December 31,
	2024	2023
	USD in thousands

Loan to Metagramm (note 4O)	276	250
	276	250

(4)	Current assets under other receivables section:

	December 31,	December 31,
	2024	2023
	USD in thousands

Deferred debt issuance costs (note 4F)	617	-
	617	-

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES: (continued)

b.	Balances with related parties: (continued)

(5)	Current Liabilities:

	December 31,
	2024	2023
	USD in thousands

Compensation to key management personnel (*)	902	681
Other accrued expenses to related parties of Jeffs’ Brands	-	216
Other accrued expenses to related parties of Gix Internet	5	6
Other accrued expenses to related parties of Eventer	-	6
	907	909

*	Compensation to key management:

	December 31,
	2024	2023
	USD in thousands

Directors’ fees	583	322
Payroll, provision for bonus and for termination of employment	319	359
	902	681

(6)	Non-Current Liabilities:

	December 31,
	2024	2023
	USD in thousands

Loans from related parties of Viewbix Ltd. (note 4F)	144	187
Derivative warrant liability	290	-
Short-term convertible loans	179	-
Derivative liabilities	38	-
	651	187

c.	As to options and RSUs granted to related parties, see note 13.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – REVENUES:

The following table present the Group’s revenues disaggregated by revenue type:

	Year ended on December 31,
	2024	2023	2022
	USD in thousands

Revenues from commissions (from Eventer)	1,551	2,103	2,465
Revenues from sale of products (from Jeffs’ Brands)	(**) 1,002	10,008	5,861
Management fees and others (from Xylo Technologies) (***)	364	-	-
Revenues from internet services (from Gix Internet)	26,941	79,613	(*) 83,532
	29,858	91,724	91,858

(*)	The revenues from Gix Internet are presented for the period from February 28, 2022, to December 31, 2022.

(**)	The revenues from Jeffs’ Brands are presented for the period from January 1, 2024, to January 28, 2024.

(***)	Revenues from consulting services to Jeffs’ Brands and Parazero.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – SEGMENTS:

The Group identified four operating segments as follows: corporate, online advertising & internet traffic routing, online event management, real-estate and electronics.

The Company concluded that the real-estate and electronics segments are not “reportable segments” as defined in IFRS 8, Operating Segments. As such, these segments were combined and disclosed under “Others”.

The CODM measures and evaluates the operating performance of the Group’s segments based on operating loss (income), assets and liabilities.

The table set forth other information of the Group:

	December 31, 2024
	Corporate	Online Advertising & Internet Traffic Routing	Online Event Management	Others	Adjustments and eliminations	Total
	USD in thousands

Total segments’ assets	13,133	18,335	1,729	(*)2,986	1,366	37,549

Total segments’ liabilities	399	17,076	1,354	1,131	-	19,960

(*)	Includes investments accounted for using the equity method of USD 268 thousand in relation to Zig Miami 54. In addition, includes loan to Zig Miami 54 in an amount of USD 1,756 thousand.

	December 31, 2023
	Corporate	E-commerce	Online Advertising & Internet Traffic Routing	Online Event Management	Others	Adjustments and eliminations	Total
	USD in thousands

Total segments’ assets	10,708	13,122	35,178	1,874	(*)3,444	(430)	63,896

Total segments’ liabilities	(867)	(4,483)	(25,723)	(2,015)	(605)	2,232	(31,461)

(*)	Includes investments accounted for using the equity method of USD 498 thousand and USD 370 thousand in relation to Polyrizon and Zig Miami 54, respectively. In addition, includes loan to Zig Miami 54 in an amount of USD 1,545 thousand.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – SEGMENTS: (continued)

The table set forth the operating results of the Group:

	Year ended December 31, 2024
	Corporate	Online Advertising & Internet Traffic Routing	Online Event Management	Others	Adjustments and eliminations	Total
	USD in thousands

External revenues	364	26,941	1,551	1,002	-	29,858

Cost of revenues	-	(21,988)	(260)	(927)	-	(23,175)

Segment results – operating profit (loss)	4,352	(7,304)	(356)	(*) (1,753)	(2,956)	(8,017)

Non-operating income (loss)	34	(1,920)	-	10	(1,318)	(3,194)

Finance income (loss)	249	(1,111)	(34)	(60)	(95)	(1,051)

Profit (Loss) before taxes on income	4,635	(10,335)	(390)	(1,803)	(4,369)	(12,262)

Tax benefit	-	221	11	25	-	257

Segment results – net profit (loss)	4,635	(10,114)	(379)	(1,778)	(4,369)	(12.005)

(*)	Includes equity losses of USD 102 thousand in relation to Zig Miami 54.

The table set forth the operating results of the Group:

	Year ended December 31, 2023
	Corporate	E-commerce	Online Advertising & Internet Traffic Routing	Online Event Management	Others	Adjustments and eliminations	Total
	USD in thousands

External revenues	-	10,008	79,613	2,103	-	-	91,724

Cost of revenues		(9,032)	(70,452)	(399)	-	-	(79,883)

Segment results – operating loss	(4,295)	(5,614)	(3,548)	(651)	(*) (3,446)	(5,767)	(23,321)

Non-operating income (loss)	446	2,739	-	-	-	(138)	3,047

Finance income (loss)	83	(110)	(1,605)	(82)	(25)	207	(1,532)

Loss before taxes on income	(3,766)	(2,985)	(5,153)	(733)	(3,471)	(5,698)	(21,806)

Tax benefit (expense) on income	3	(7)	66	12	-	-	74

Segment results – net loss	(3,763)	(2,992)	(5,087)	(721)	(3,471)	(5,698)	(21,732)

(*)	Includes equity losses of USD 209 thousand in relation to Polyrizon, of USD 85 thousand in relation to Zig Miami 54, of USD 543 thousand in relation to Parazero, of USD 1,176 thousand in relation to Laminera and USD 660 thousand in relation to Odysight.ai.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – ENTITY LEVEL DISCLOSURES:

a.	Revenues by geographical area (based on the location of customers):

	Year ended on December 31,
	2024	2023	2022
	USD in thousands
USA	15,785	49,954	52,129
Europe	8,419	19,285	21,731
Great Britain	662	5,628	166
Israel	4,864	15,653	15,266
Canada	117	944	385
Asia	10	254	2,108
Other	1	6	73
	29,858	91,724	91,858

b.	Major customers

Set forth below is a breakdown of Company’s revenue by major customers (major customer –revenues from these customers constitute at least 10% of total revenues in a certain year):

	Year ended on December 31,
	2024	2023	2022
	USD in thousands

Customer A	4,336	14,471	16,919

Customer B	5,473	11,334	16,468

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – COMMITMENTS AND CONTINGENCIES:

1.	On April 1, 2024, a lawsuit seeking declaratory judgement was filed in the District Court of Tel Aviv-Jaffa in Israel by minority shareholders of Eventer against Eventer and the Company (together, the “Defendants”). The minority shareholders of Eventer (the “Plaintiffs”), hold in aggregate 31.86% of the outstanding ordinary shares of Eventer.

The Plaintiffs allege, among others, that the Defendants violated the agreement whereby the Company acquired control of Eventer (the “Purchase Agreement”), which established a “separation” mechanism, pursuant to which certain Plaintiffs were granted an option to convert their shares in Eventer into shares of the Company. The claim alleges that the Company has violated the terms of the Purchase Agreement by refusing to negotiate Eventer’s valuation to enable certain of the Plaintiffs to exercise their option to convert their shares of Eventer into shares of the Company. The Plaintiffs seek an aggregate of NIS 8,602 thousand from the Company as consideration for the Plaintiffs’ shares in Eventer or as an alternative remedy, to convert Eventer’s shares into the Company shares for an aggregate value of NIS 8,602 thousand (approximately USD 2,348 thousand) following which all the Plaintiffs shares in Eventer would be transferred to the Company.

In addition, the Plaintiffs seek an aggregate of NIS 2,259 thousand from Eventer due to claims of breach of agreements (approximately USD 600 thousand).

The Company submitted its response to the District Court of Tel Aviv – Jaffa and it intends to defend its position vigorously. The Company estimates the chances of a court ruling or a settlement in which the Plaintiffs will be awarded a consideration for their Eventer shares that is materially in excess of their fair value is remote. Accordingly, no loss contingency has been recorded as of December 31, 2024.

2.	On December 2024, L.I.A Pure Capital Ltd. (“Pure Capital”), which held at that time 4.76% of the Company’s issued and outstanding share capital, has filed a request in the Tel Aviv District Court (Economic Division) to convene a special general meeting of the Company’s shareholders (the “Court Request” and the “Meeting” respectively), to approve an arrangement between the Company and its shareholders in accordance with Section 350 of the Israeli Companies Law, 5799-1999 (the “Companies Law”).

The purpose of the Meeting is to deliberate and discuss Pure Capital’s acquisition of the remaining 95.24% of the Company’s issued and outstanding share capital at a purchase price of USD 0.0925 per ordinary share of the Company (or USD 3.70 per American Depositary Share (“ADS”)), resulting in the privatization of the Company, delisting of the Company’s ADSs from the Nasdaq Stock Exchange, and terminating its obligations as a public company.

The Court Request also seeks that the Company undertake all necessary legal procedures, reports, and publications at its own expense, and seeks to establish instructions and timetables for approving the Meeting, including the convention, submitting applications, and addressing potential objections from ADS holders, in accordance with the Companies Law and the regulations promulgated thereunder.

On March 4, 2025, Pure Capital submitted an amendment to the Request (the “Amended Request”). The Amended Request increased Pure Capital’s proposal for the acquisition of the remaining issued and outstanding share capital of the Company to an updated purchase price of $0.13125 per Ordinary Share (or $5.25 per ADS) as opposed to the previous proposed purchase price of $0.0925 per Ordinary Share (or $3.70 per ADS). The Amended Request further clarified, subject to shareholder approval of the Arrangement, that (i) Pure Capital commits to purchase RSUs granted to the Company’s employees, officers and directors that are subject to acceleration upon a change of control; and (ii) the Company will purchase customary “run-off” insurance as of the date the Arrangement becomes effective.

On March 27, 2025, the Company, in agreement with Pure Capital, submitted a request to the court to order the convening of two shareholders meetings, in accordance with Section 350 of the Israeli Companies Law, as follows: the first meeting shall include all of the Company’s shareholders and ADS holders; the second meeting shall be considered a “pure” meeting, including the Company’s shareholders and ADS holders, except for (i) Pure Capital; (ii) Pure Capital’s controlling shareholder; and (iii) holders of Ordinary Shares or ADSs who have an ongoing business relationship with Pure Capital or its controlling shareholder. The court has approved the joint request as submitted.

On April 21, 2025, the Company published Proxy materials in preparation for the upcoming shareholder meetings. These materials included detailed information about the proposed Arrangement, the Amended Request, and the rationale behind the Company’s board of directors’ decision not to oppose the Arrangement. The Proxy materials also provided instructions for shareholders and ADS holders on how to participate in the meetings, vote on the proposed Arrangement, and submit any questions or comments they may have.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – EVENT SUBSEQUENT TO DECEMBER 31, 2024:

1.	On January 5, 2025, Gix Internet entered into an agreement with Delivers.AI Ltd. (“Delivers.AI”), and with all of Delivers.AI’s shareholders (the “Sellers”) (the “Delivers.AI Transaction”), pursuant to which Gix Interent will acquire all (100%) of the share capital of Delivers.AI from the Sellers, in exchange for the allocation of 25% of Gix Internet’s share capital to the Sellers and the allocation of 5% of Gix Internet’s share capital to the entrepreneur upon completion. Also, within the framework of the agreement, a number of milestones were determined as follows:

(a)	If, after 18 months from the completion date, Delivers.AI successfully completes commercial transactions for the supply of 20 autonomous robots providing delivery services (“Robots”), A “Commercial Transaction” means a binding transaction for the supply of robots to a customer who undertakes to pay a monthly payment for the use of each of the Robots supplied to it at a monthly consideration per robot that is not less than $1,000 per month and for a period of not less than 24 months for each Robot, or alternatively, a sale transaction of each of the Robots in exchange for not less than $10,000 per Robot and a service contract of not less than $400 per month for a period of not less than 24 months. In such a case, Gix Internet will allocate to the Sellers an additional 7.5% of its share capital and additional shares to the entrepreneur up to 5% of its share capital.

(b)	If, after 48 months from the completion date, Delivers.AI completes Commercial Transactions as stated above, for the supply of 200 Robots, in such a case, Gix Internet will allocate to the Sellers an additional 7.5% of its share capital and additional shares to the entrepreneur up to 5% of its share capital.

The completion of the Delivers.AI Transaction will be subject to the approval of Gix Internet’s shareholders and obtaining a tax ruling from the Israel Tax Authority, which were not received as of the signing date of these financial statements, as well as the net cash amount after deducting liabilities and after deducting the Delivers.AI Transaction expenses of the Company on the completion date will be in an amount not less than NIS 4.5 million.

2.	On January 15, 2025, Charging Robotics Inc issued 30,303 common stock to an investor for USD 50 thousand.

3.	On January 26, 2025, the Company and Gix Internet signed an addendum to the loan agreement, effective as of December 31, 2024. Pursuant to the addendum, the loan repayment will be postponed until April 30, 2025, and the loan amount will increase in an additional NIS 150 thousand.

4.	On February 4, 2025, Gix Media and Bank Leumi entered into a fifth addendum to the Financing Agreement, which was effective from January 29, 2025, according to which, inter alia: (i) the Gix Media Credit Line will be extended until March 31, 2025, (ii) Viewbix Inc. is required to deposit a cash amount into Gix Media’s bank account at Bank Leumi (“Investment Amount”) equal to the total of the long-term loan payments that have been and will be deferred until the actual deposit date, no later than March 31, 2025 (“Deferred Amounts”), (iii) if the Investment Amount is less than the Deferred Amounts, the bank reserves the right to fully repay the Deferred Amounts from any other source, (iv) from April 1, 2025, all due payments will be repaid as schedule until the end of the term of the long term bank loans.

5.	On February 28, 2025, Cortex and Bank Leumi entered into an additional amendment to Cortex’s Loan Agreement, pursuant to which: (i) the credit line of USD 1,000 thousand for Cortex will be extended until December 12, 2025; (ii) Cortex will establish a first-ranking fixed pledge over the cash deposit held in Cortex’s Bank Leumi account, up to a maximum of USD 100 thousand, no later than April 15, 2025, or three days following Cortex’s receipt of its expected tax refund, whichever occurs first. This deposit may be released upon Cortex’s submission of a financial report demonstrating two consecutive quarters of positive EBITDA, with a minimum of USD 75 thousand per quarter.

6.	On March 19, 2025, the Company converted Metagramm loan into 37,869 ordinary shares.

XYLO TECHNOLOGIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – EVENT SUBSEQUENT TO DECEMBER 31, 2024: (continued)

7.	On March 23, 2025, Charging Robotics Inc issued 124,604 common stock to an investors for USD 206 thousand. Charging Robotics Inc also issued 111,689 shares to consultants in respect of finders’ fees related to previous private placements.

8.	On March 24, 2025, Viewbix Inc. entered into a securities exchange agreement (the “Securities Exchange Agreement”) with Metagramm, pursuant to which Viewbix Inc. issued to Metagram’s shareholders (the “Metagramm Shareholders”) capital stock constituting 19.99% of Viewbix’s Inc. issued share capital (upon completion of the transaction), in exchange for Metagramm shares constituting 100% of Metagramm’s issued share capital (upon completion of the transaction). In addition, Viewbix Inc. undertook to pay Metagramm’s shareholders contingent cash consideration in a total amount of up to USD 2 million, subject to the completion of certain milestones in connection with financing and revenues, during a period of three years following the completion of the Securities Exchange Agreement. As part of the Securities Exchange Agreement, Viewbix Inc. and Metagramm canceled the securities exchange agreement signed between them in July 2024. Following the securities exchange agreement between Metagramm and Viewbix Inc., the Company received 171,112 ordinary shares of Viewbix Inc. in exchange for its shares in Metaagramm.

9.	On March 27, 2025, a primary traffic provider of Gix Media filed a petition against it in the District Court of Tel Aviv for an order to commence insolvency proceedings under the Insolvency and Economic Rehabilitation Law, 5778 – 2018. The petition claims that Gix Media owes it approximately USD 260 thousand (excluding linkage differentials and interest) and that Gix Media is unable to repay its debts. As of the date of the petition, Gix Media has outstanding loans from the banking corporation (see Note 4F)). Due to the filing of the petition and in accordance with the loan terms, the banking corporation may demand immediate repayment of these loans. A hearing on the matter is scheduled for April 24, 2025. As of the date of publication of these financial statements, Gix Media's response has not yet been filed. Given the preliminary stage of the petition, the likelihood of its success cannot be assessed.

10.	On March 30, 2025, Gix Media and Bank Leumi entered into an additional addendum to the loan agreement, according to which the agreement will be extended from February 4, 2025 to April 30, 2025, with all other conditions remaining unchanged.

11.	On April 8, 2025, the Company’ and Jeffs’ Brands amended the consulting agreement, such that (i) as of January 2025 the monthly consulting fee would be reduced to USD 10 thousand; (ii) the consulting agreement would be extended for an additional 24 months; and (iii) a portion of the consulting fees to which the Company is entitled, and which are supposed to be paid in the last 9 and a half months of the consulting agreement, meaning a portion from March 2028, as well as April through December of 2028, will be paid in shares of Jeffs’ Brands, at a share price of $1.23 per share. In total, the Company was allocated 76,126 shares valued at $93,635, representing 3.51% of Jeffs’ Brands share capital. As of today, the Company holds approximately 4.99% of Jeffs’ Brands share capital.

12.	On April 9, 2025, Pure Capital completed the sale of Warrants to certain purchasers, resulting in the right to purchase 454,752 ADSs, which were subsequently exercised in accordance with the terms under the Warrant Purchase Agreement, on April 16, 2025, resulting in the issuance of 18,190,080 of the Company's Ordinary Shares.